Form 20-F
period 2002-12-31
GRUPO RADIO CENTRO SA DE CV
filed 2003-06-30
CIK 906526

As filed with the Securities and Exchange Commission on June 30, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F
        |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
        |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                                SECURITIES EXCHANGE ACT
                  For the fiscal year ended December 31, 2002
                                       OR
        |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934
                       for the transition period from        to
                                                        ----     ----

                         Commission File Number: 1-12090

                             ----------------------


                        Grupo Radio Centro, S.A. de C.V.
             (Exact name of registrant as specified in its charter)

                              United Mexican States

                 (Jurisdiction of incorporation or organization)

                            ------------------------

                      Constituyentes 1154 (7(degree) Piso)
                                Col. Lomas Altas
                                   C.P. 11950
                                  Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)

               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:

                        Title of each class:                                      Name of each exchange on which registered
                        -------------------                                       -----------------------------------------

Series A Shares, without par value ("Series A Shares")                                  New York Stock Exchange*
Ordinary Participation Certificates ("CPOs"), each CPO representing                     New York Stock Exchange*
 one Series A Share
American Depositary Shares ("ADSs"), each representing nine CPOs                        New York Stock Exchange


*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.


       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 162,724,561 Series A Shares

         Indicate by check mark whether the Registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  |X| Yes                                 |_| No

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                  |_| Item 17                             |X| Item 18


================================================================================

                                TABLE OF CONTENTS


                                                                                                              Page

PART I   ........................................................................................................2

         Item 1.  Identity of Directors, Senior Management and Advisers..........................................2

         Item 2.  Offer Statistics and Expected Timetable........................................................2

         Item 3.  Key Information................................................................................2

         Item 4.  Information on the Company....................................................................11

         Item 5.  Operating and Financial Review and Prospects..................................................27

         Item 6.  Directors, Senior Management and Employees....................................................34

         Item 7.  Major Shareholders and Related Party Transactions.............................................39

         Item 8.  Financial Information.........................................................................41

         Item 9.  The Offer and Listing.........................................................................42

         Item 10.  Additional Information.......................................................................44

         Item 11.  Quantitative and Qualitative Disclosure About Market Risk....................................58

         Item 12.  Description of Securities other than Equity Securities.......................................59

PART II ........................................................................................................60

         Item 13.  Defaults, Dividend Arrearages And Delinquencies..............................................60

         Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.................60

         Item 15.  Controls and Procedures......................................................................60

         Item 16.  [Reserved]...................................................................................60

PART III .......................................................................................................60

         Item 17.  Financial Statements.........................................................................60

         Item 18.  Financial Statements.........................................................................60

         Item 19.  Exhibits.....................................................................................60


                                  INTRODUCTION

         Grupo Radio Centro is a corporation organized under the laws of the United Mexican States. As used in this Annual Report and except as the context otherwise requires, the terms "Grupo Radio Centro" and "the Company" refer to Grupo Radio Centro, S.A. de C.V. and its consolidated subsidiaries.

                      PRESENTATION OF FINANCIAL INFORMATION

         In this Annual Report references to "pesos" or "Ps." are to the lawful currency of the United Mexican States ("Mexico"). References herein to "U.S. dollars" or "$" are to United States dollars.

         The Company publishes its financial statements in pesos. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of December 31, 2002.

         This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.425 to $1.00, the noon buying rate for pesos at December 31, 2002 as published by the Federal Reserve Bank of New York. The peso/U.S. dollar exchange rate is volatile and, accordingly, the translation to U.S. dollars at the December 31, 2002 exchange rate may not accurately represent the financial condition of the Company in U.S. dollar terms as of a subsequent date. On June 25, 2003, the noon buying rate for pesos was Ps. 10.482 to $1.00. See Item 3, "Key Information--Exchange Rate Information," for information regarding exchange rates since January 1, 1998.

         The term "billion" as used in this Annual Report means one thousand million.



                           FORWARD-LOOKING STATEMENTS

         This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions that identify forward-looking statements that reflect the Company's views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company's control, including, but not limited to, effects on the Company from competition with its broadcasting and other operations, material changes in the performance or popularity of key radio stations or broadcast programs, significant developments in the Mexican economic or political situation or changes in the Company's regulatory environment or both. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

                             SELECTED FINANCIAL DATA

         The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated. This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Annual Report. Grupo Radio Centro's financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP").
Note 27 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

         Grupo Radio Centro's financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring Grupo Radio Centro to restate non-monetary assets and liabilities using the Mexican Consumer Price Index (the "INPC"), to restate the components of shareholders' equity using the INPC, to restate its fixed assets using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet for the prior year to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the related Consolidated Financial Statements, have been restated in constant pesos at December 31, 2002. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 27 to the Consolidated Financial Statements.

         In 1999, Grupo Radio Centro elected early to adopt the provisions of Bulletin D-4, issued by the Mexican Institute of Public Accountants and officially effective beginning January 1, 2000. In accordance with Bulletin D-4, the Company's financial statements recognize the income tax effects of the differences in bases of assets and liabilities between financial accounting and accounting for tax reporting purposes. In prior years through December 31, 1998, Grupo Radio Centro recognized the effects of deferred taxes for certain timing differences expected to reverse over a definite period of time. However, the Company's adoption of Bulletin D-4 gave rise to additional deferred taxes resulting in a net deferred tax expense of Ps. 61.6 million recognized in the statement of income for the year ended December 31, 1999. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 resulted in the recognition of additional deferred tax liabilities of Ps. 87.1 million in 1999. This cumulative effect is presented as a separate component in shareholders' equity.





                                                                  Year Ended December 31,
                                       ---------------------------------------------------------------------------------
                                       2002(1)         2002          2001         2000          1999           1998
                                       ------          ----          ----         ----          ----
                                                            (in thousands, except per-ADS data)
Operating Data:
Mexican GAAP:
Broadcasting Revenue.............         $68,118       710,135      750,103      1,000,832     865,569         800,051
Broadcasting Expenses, Excluding
 Depreciation and Amortization             44,248       461,286      485,001        446,484     434,559         457,069
                                          -------     ---------    ---------      ---------   ---------       ---------
Broadcasting Income..............          23,870       248,849      265,102        554,348     431,010         342,982
Depreciation and Amortization....          10,363       108,030      117,519        112,631      97,507          99,435
Corporate, General and
 Administrative Expenses.........           4,328        45,117       50,393         72,807      56,260          61,379
                                           -------     ---------    ---------      ---------   ---------       ---------

Operating Income.................           9,179        95,702       97,190        368,910     277,243         182,168
Comprehensive Financing Expense..           4,908        51,176       12,115         31,916      22,685          16,407
Other Income (Expense), Net......         (4,842)      (50,479)     (73,084)       (61,287)     (10,868)       (63,163)
Net Income(2)....................             209         2,178       17,763        246,083     117,806          46,292
Minority Interest................               1            14           16            215           1               2
Net Income per ADS(2)(3).........            0.01          0.12         0.97          12.98         5.51           2.16
Common Shares Outstanding(3).....         163,235       163,235      163,918        170,512     192,236         193,133

U.S. GAAP:
Broadcasting Revenue.............          68,118       710,135      750,103      1,000,832     865,569         800,051
Operating Income(7)..............          11,152       116,268      172,442        442,713     333,822         238,745
Net Income(2) (7)................           7,031        73,293       93,202        319,898     224,245          70,911
Net Income per ADS(2)(3) (7).....            0.38          4.04         5.12          16.88       10.49            3.30
Dividends per ADS(4).............            0.00          0.00         6.66           2.40        0.00           10.13
Common Shares Outstanding(3).....         163,235       163,235      163,918        170,512     192,236         193,133

Balance Sheet Data:
Mexican GAAP:
Working Capital..................            (29)         (247)     (47,988)        155,394     157,890          65,126
Property and Equipment, Net......          45,753       476,973      507,007        518,520     572,565         604,327
Excess Cost over Fair Value of             77,642       809,417      882,413        851,227     908,951         966,674
   Assets of Subsidiaries........
Total Assets.....................         165,021     1,720,331    1,856,528      1,898,712   1,964,061       1,988,076
Long Term Debt Excluding Current           15,203       158,487      225,496        295,775           0               0
   Portion.......................
Total Debt.......................          32,746       341,369      398,445        369,719      68,641          81,071
Shareholders' Equity.............         110,751     1,154,630    1,157,992   1,265,879(5)   1,659,057(6)    1,768,583

U.S. GAAP:
Total Assets.....................         169,864     1,771,132    1,910,131      1,949,367   1,999,236       2,023,726
Shareholders' Equity(3)..........         115,572     1,204,893    1,211,071      1,316,029   1,690,897       1,684,650

(1) Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 10.425 per U.S. dollar, the noon buying rate for pesos on December 31, 2002, as published by the Federal Reserve Bank of New York. See
      "--Exchange Rate Information."

(2) In accordance with Mexican GAAP, net income does not give effect to minority interest. In contrast, net income under U.S. GAAP does give effect to minority interest. See Note 27 to the Consolidated Financial Statements.

(3) Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both Mexican and U.S. GAAP.

(4) The Company's dividend payment in any particular year relates to the immediately preceding fiscal year. The Company did not pay any dividends in 2002 with respect to 2001 and in 1999 with respect to 1998.

(5) In December 2000, the Company reduced its capital by Ps. 343.0 million (nominal amount) through a payment to its shareholders of that amount. See
      Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

(6) In 1999, the Company elected to adopt early the provisions of Bulletin D-4 issued by the Mexican Institute of Public Accountants, which became effective on January 1, 2000. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 was the recognition in 1999 of Ps. 87.1 million in additional deferred tax liabilities. See Note 21 to the Consolidated Financial Statements.

(7) Pursuant to Statement of Financial Accounting Standard No. 142 (SFAS 142) under U.S. GAAP, amortization of goodwill ceased as of January 1, 2002. For purposes of presentation and comparison, SFAS 142 was applied to the financial data for the years ended 2001, 2000, 1999 and 1998. See Note 27 to the Consolidated Financial Statements.

                            EXCHANGE RATE INFORMATION

         Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. For much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable from 1999 until 2001. In 2002 and early 2003 the peso declined significantly, but in March 2003, it began to rise in value. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

         The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

Period                                                                         Exchange Rate(1)
------                                                         ----------------------------------------------------
Year Ended December 31,                                        High            Low        Average(2)     Period End
                                                               ----           ----        ----------     ----------

1998..................................................         10.63          8.04            9.24            9.90
1999..................................................         10.60          9.24            9.56            9.48
2000..................................................         10.09          9.18            9.47            9.62
2001..................................................          9.97          8.95            9.33            9.16
2002..................................................         10.43          9.00            9.75           10.43

Month Ended 2002:
December..............................................         10.43         10.10

Month Ended 2003:
January...............................................         10.98         10.32
February..............................................         11.06         10.77
March.................................................         11.24         10.66
April.................................................         10.77         10.31
May...................................................         10.43         10.11
---------------

(1) Source: Noon buying rate for pesos reported by the Federal Reserve Bank of New York.

(2)  Average of month-end rates.


         Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of Series A Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") and the price of ADSs on the New York Stock Exchange ("NYSE"). The Company pays cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion by Citibank N.A., as depositary for the ADSs (the "Depositary"), of cash dividends on the Series A Shares underlying the CPOs represented by the ADSs.

         On June 25, 2003, the noon buying rate was Ps. 10.482 to $1.00.

                                  RISK FACTORS

Risks Relating to Our Operations

     Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

         Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. In the last five years, our average Mexico City audience share decreased from 36.8% in 1998 to 31.4% in 2002. See Item 4, "Information on the Company--Business Overview--Competition." There can be no assurance that increased competition within, or a decline in the popularity of, a given format segment will not decrease our aggregate audience share in the future. In addition, we face strong competition from both television and various print media for advertising revenues. If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

     If we lose one or more of our key customers, we could lose a significant amount of our revenue

     Our largest single customer in 2002 and 2000, Comercial Mexicana, S.A. de C.V., accounted for 5.5% and 6.6%, respectively, of our total broadcasting revenue in those years. Our largest single customer in 2001, Gigante, S.A. de C.V., accounted for 7.7% of our total broadcasting revenue in 2001. In 2002 and 2001, the companies comprising Grupo Gigante, S.A. de C.V. accounted for 7.3% and 9.3%, respectively, of our total broadcasting revenue in those years, while the companies comprising Grupo Cifra accounted for 8.3% of total broadcasting revenue in 2000. We cannot assure you that Comercial Mexicana, S.A. de C.V., and the companies comprising Grupo Gigante, S.A. de C.V. will continue to purchase advertising from us at current levels. The termination of our relationship with any one of our principal customers could have a material adverse effect on our results of operations. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing."

     A decrease in advertising expenditures by political campaigns could substantially reduce our revenue

         Our business is significantly affected by the advertising expenditures of political parties during election campaigns in Mexico. While our revenue has increased significantly during congressional elections, which occur every three years, our revenue has increased even more significantly during presidential elections, which occur every six years (coinciding with congressional elections), including 2000. In 2000, 2001 and 2002, advertising by political parties accounted for 20.9%, 0.1% and 6.1% of total broadcasting revenue, respectively. A decrease in advertising expenditures by political campaigns during an election year could have a material adverse impact on our results of operations. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing."

     The seasonal nature of our business affects our revenue

         Our business is seasonal. Our revenue from advertising sales, which we recognize when the advertising is aired, is generally highest in the fourth quarter because of the high level of advertising during the holiday season. Accordingly, our results of operations depend disproportionately on revenue recognized in the fourth quarter, and a low level of fourth quarter advertising revenue could have a material adverse effect on our results of operations for the year. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing" and Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

     A decline in the popularity of the Monitor program could materially and adversely affect our financial condition and results of operations

         In connection with the acquisition of Radiodifusion RED in 1996, we acquired the exclusive right to the radio broadcasting of Monitor, Mexico City's most popular radio news program. The Monitor program is our largest source of revenue. However, in recent years there has been a decline in the percentage of the Company's revenues attributable to the program from 31.5% in 2000 to 22.9% in 2002 and a decline in the program's popularity with its audience share declining from 7.0% in 2000 to 5.4% in 2002. Moreover, the program's popularity may be attributable to its long-standing principal anchor, Jose Gutierrez Vivo, the loss of whose services could have a material adverse effect on Monitor's performance. We have an agreement that Gutierrez Vivo will continue as host of Monitor until December 2003, and Infored, S.A. de C.V., the company he controls, has agreed to produce the program for us until 2015. On May 7, 2002, we received a notice from Gutierrez Vivo and Infored initiating an arbitration proceeding pursuant to which they seek rescission of the agreement and damages. The arbitration proceeding is in process, and we expect the arbitration panel to render a decision on or before August 31, 2003. We believe that we have valid defenses to the claims set forth in the arbitration notice based on the relevant provisions of the agreement. Nevertheless, our failure to prevail on any of these claims could materially and adversely affect Monitor's performance, our results of operations and our financial condition. A further material loss in audience share of the Monitor program also could have a material adverse effect on our financial results. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Production of Programming by Infored."

     Termination of the operating agreement for XHFO-FM could reduce our revenue

         We manage and operate, but do not own, one of Mexico City's most popular radio stations, XHFO-FM. That station is an important source of revenue. The agreement pursuant to which we operate XHFO-FM is scheduled to terminate on January 2, 2005. There can be no assurance that we will be able to extend this agreement or what the terms of any such extension might be. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Radio Stations."

     Failure to comply with the financial covenants in one of our loan agreements would enable the lender under that agreement to accelerate the maturity of the loan, which would have a material adverse affect on our financial condition

         We currently have indebtedness with an outstanding principal amount of Ps. 198.5 million under a loan agreement with Scotiabank Inverlat, S.A. This loan agreement contains covenants requiring us to maintain certain financial ratios. In the past we have been required to obtain from the lender waivers of our failure to comply with these covenants. There can be no assurance that we will be able to comply with these covenants in the future or that, if we fail to comply, we will be able to obtain waivers of such failures. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Note 15 to the Consolidated Financial Statements.

     We have substantial short-term indebtedness that must be refinanced or extended, and if we are unable to do so, it will have a material adverse effect on our financial condition

         We currently have indebtedness with an outstanding principal amount of Ps. 50.0 million due on July 17, 2003. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Note 15 to the Consolidated Financial Statements. We intend to extend the maturity of this loan. However, if we are unable to extend its maturity or otherwise refinance this loan, it may have a material adverse effect on our financial condition.

     The Federal Competition Commission may prohibit us from making any further investments in radio operations in Mexico

         We, like all Mexican radio licensees, are subject to regulation by several Mexican governmental agencies. As a result of such regulation, radio licenses are subject to review and possible revocation, and licensees are prohibited from transferring or assigning their radio broadcasting licenses without prior governmental approval of both the transfer and its terms. As a result of the increase in our share of the Mexico City radio market following completion of the acquisition of Radiodifusion RED, we are required by the Comision Federal de Competencia (the "Federal Competition Commission") to seek its prior approval in connection with any future investments in radio operations in Mexico, including, without limitation, purchases and leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share. To the best of our knowledge, other Mexican radio broadcasting companies are not generally subject to this requirement. No assurance can be given that we will be permitted by the Federal Competition Commission to make any particular investment should we desire to do so. See Item 4, "Information on the Company--Regulatory Framework--Regulation of Radio Broadcasting by Mexico--Other."

     Our investments in non-radio businesses may not be successful due to our limited experience outside the radio broadcasting industry

         In addition to our ownership and operation of radio stations and the radio network, Organizacion Impulsora de Radio, we may invest from time to time in other media or communications businesses. Our experience in these businesses may be limited, and there can be no assurance that any such business venture would succeed.

Risks Relating to Our Principal Shareholders and Capital Structure

     Holders of ADSs are not entitled to attend shareholders meetings and have no voting rights

         Holders of the CPOs, and therefore holders of the ADSs, have no voting rights with respect to the underlying Series A Shares. Pursuant to the trust agreement under which the CPOs are issued, the trustee with respect to the CPOs will vote the Series A Shares held in the trust in the same manner as the majority of the Series A Shares that are not held in the trust and that are voted at the relevant shareholders meeting. Holders of the CPOs are not entitled to attend or to address our shareholders meetings. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders" and Item 10, "Additional Information--Bylaws--Voting
Rights" and "--Limitations Affecting Non-Mexican Holders--Voting Rights."

     Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

         Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs. These Aguirre family members have established two Mexican trusts, which they control, that together hold 51,604,262 Series A Shares and 32,416,381 CPOs. The Series A Shares and CPOs held by these trusts represent 51.6% of all outstanding Series A Shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders" and Item 10, "Additional

Information--Bylaws--Voting Rights" and "--Limitations Affecting
Non-Mexican Holders--Voting Rights."

     Our bylaws include provisions that could delay or prevent a takeover and thus deprive you of a premium over the market price of the ADSs or otherwise adversely affect the market price of the ADSs

         The bylaws include certain provisions that could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders. These provisions include restrictions on the acquisition, without the approval of the Board of Directors, of shares or other securities of the Company representing 30% or more of our capital stock and restrictions on agreements and other arrangements, without the approval of the Board of Directors, for the exercise of voting rights in respect of shares representing 30% or more of the Company's capital stock. These provisions may deprive you of a premium over the market price of the ADSs or otherwise adversely affect the market price of the ADSs. See Item 10, "Additional Information--Bylaws--Other Provisions--Anti-Takeover Provisions."

     Future sales of Series A Shares or CPOs by the controlling shareholders may affect future market prices of the ADSs

         Actions by members of the Aguirre family, directly or through the two Mexican trusts through which they hold their Series A Shares and CPOs, with respect to the disposition of their Series A Shares (whether in the form of CPOs or ADSs), may adversely affect the trading price of the CPOs on the Mexican Stock Exchange and the price of the ADSs on the NYSE. There are no contractual restrictions on the rights of members of the Aguirre family to sell ADSs, CPOs or Series A Shares.

     You may not be able to participate in any future preemptive rights offering and, as a result, your equity interest in us may be diluted

         Under Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act"). At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

         There can be no assurance that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the Depositary of preemptive rights and distribution of the proceeds from such sales to the ADS holders is not possible. As a result, the equity interest of ADS holders in us would be diluted proportionately. See Item 10, "Additional Information--Bylaws--Preemptive Rights."

Risks Relating to Mexico

     Economic developments in Mexico may adversely affect our business

         Our financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of our earnings, generally declines during periods of economic difficulty.

         Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 2001 and 2002, Mexico's gross domestic product, or GDP, decreased by 0.3% and grew by 0.9%, respectively, and inflation decreased to 4.4% and rose to 5.7%, respectively. In 2003, according to preliminary estimates of the Mexican government, GDP is expected to grow by 3.0% and inflation is expected to be 3.0%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

     Political events in Mexico could affect Mexican economic policy and our operations

         Mexican political events may significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held in July 2000, Vicente Fox of the opposition Partido Accion Nacional (National Action Party or PAN) won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or PRI). Neither the PRI nor the PAN currently has a majority in the Congress or Senate. The lack of a majority party in the legislature and the lack of alignment between the legislature and the President has resulted in deadlock and prevented the timely implementation of economic reforms. Continued delays could have a material adverse effect on the Mexican economy and on our business.

     Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

     The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2002, the peso depreciated against the U.S. dollar at year-end by approximately 12.8%, and the average value of the peso against the U.S. dollar during 2002 was 4.2% lower than in 2001. In 2001, the peso appreciated against the U.S. dollar by 4.8% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.7% higher than in 2000. In 2000, the peso depreciated slightly against the U.S. dollar at year-end, but the average value of the peso against the U.S. dollar during 2000 was 1.0% higher than in 1999. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

     Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See "--Exchange Rate Information."

         Although at May 31, 2003, we had no U.S. dollar denominated indebtedness, at December 31, 2002, 30% of our indebtedness was denominated in U.S. dollars, and we may in the future incur non-peso-denominated indebtedness. A small portion of our operating costs are also payable in U.S. dollars. Declines in the value of the peso relative to other currencies increase our interest costs in pesos relative to U.S. dollar denominated indebtedness, increase our operating costs payable in U.S. dollars, result in foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under U.S. dollar denominated indebtedness. Additionally, since substantially all our revenue is denominated in pesos, increased financing (or other) costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue. See
Item 11, "Quantitative and Qualitative Disclosure About Market Risk."

         Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness or our operating costs payable in U.S. dollars.

     Developments in other emerging market countries may affect prices of the ADSs

         The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. There can be no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

     High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

         Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.7% for 2002. Inflation for the first quarter of 2003 was 1.0%. If inflation in Mexico does not remain within the government's projections, we might not be able to raise our broadcast advertising rates to keep pace with inflation. More generally, the adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

         Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 7.1% during 2002. On April 29, 2003, the 28-day Cetes rate was 6.7%. High interest rates in Mexico could adversely affect our financing costs.

Item 4.  Information on the Company

                                   THE COMPANY

Organization

         Grupo Radio Centro is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. Grupo Radio Centro is a holding company that operates through its subsidiaries.

         Grupo Radio Centro's principal executive offices are located at Constituyentes 1154 (7(degree) Piso), Col. Lomas Altas, C.P. 11950, Mexico, D.F., Mexico. The telephone number of Grupo Radio Centro at this location is
(525) 55-728-4800.

History

         Grupo Radio Centro is a family-controlled radio broadcasting company with roots in Mexican radio broadcasting dating back over 50 years. Francisco Aguirre J., the founder of Grupo Radio Centro, initiated his radio broadcasting activities in 1946. In 1952, he founded Organizacion Radio Centro ("ORC"), the sole owner and operator of two radio stations, Radio Centro and Radio Exitos. In 1965, the Company formed Organizacion Impulsora de Radio ("OIR"), to provide national sales representation to affiliated radio stations outside Mexico City. It was incorporated as Tecnica de Desarrollo Publicitario, S.A. de C.V. on June 8, 1971, and renamed Grupo Radio Centro, S.A. de C.V. on July 14, 1992. The bylaws of the Company provide for its existence until 2070. In 1973, Grupo Radio Centro expanded its broadcasting activities by establishing three new FM radio stations, thus consolidating its position as the market leader in Mexico City radio broadcasting. In 1983, Grupo Radio Centro began broadcasting outside Mexico and in 1986 created Cadena Radio Centro ("CRC") to provide programming and network sales representation to affiliated radio stations serving primarily the rapidly growing Spanish-speaking population of the United States. The Company sold CRC in August 1994. In 1989, the Aguirre family began a comprehensive process of corporate reorganization designed to consolidate Grupo Radio Centro's radio operations under the common ownership of the Company and the family's non-radio-related operations under the common ownership of another company controlled by the Aguirre family outside Grupo Radio Centro. The purpose of the reorganization was to permit Grupo Radio Centro to focus on radio-related operations and to acquire the balance of shares of its radio broadcasting subsidiaries that were owned directly or indirectly by members of the Aguirre family outside Grupo Radio Centro. As a result of the reorganization, the Company acquired substantially all of the shares of its radio broadcasting subsidiaries with the last transfer of shares occurring in March 1993. In the third quarter of 1993, the Company completed an initial public offering of its ADSs and CPOs, listing such securities on the NYSE and the Mexican Stock Exchange, respectively. The Company completed a subsequent public offering of ADSs and CPOs during the third quarter of 1996.

Capital Expenditures and Divestitures

     Capital Expenditures

         Capital expenditures in 2002, 2001 and 2000 were Ps. 32.1 million, Ps.
146.7 million and Ps. 10.8 million, respectively. In 2002, capital expenditures were financed from working capital. In 2001, capital expenditures were financed from working capital and short-term bank loans. In 2000, capital expenditures were financed from working capital.

         The Company's principal capital expenditures in 2001 were made in connection with its purchase of the Mexico City radio station XEN-AM on December 31, 2001. The total purchase price was approximately $6.0 million, including approximately $1.0 million in monthly payments under an operating agreement effective up to the consummation of the purchase, $3.4 million in deposits and cash delivered upon consummation of the purchase and $1.6 million in payments to a third party, primarily in connection with the termination of a marketing services contract between the third party and the previous owners of XEN-AM. Approximately $4.8 million of the total purchase price was paid in 2001 and the remaining balance of $1.2 million was paid during 2002. See "--Business Overview--Business Strategy--Maintenance of Leading Market Position," Item 10, "Additional Information--Material Contracts" and Note 24 to the Consolidated Financial Statements.

         Additionally, in February 2001 the Company purchased To2, a company owning an Internet portal, for a total purchase price of $2.15 million, including the assumption of certain liabilities totaling $1.25 million. In March 2001, the Company purchased Palco Deportivo, a company providing sports-related content for various media, for a total purchase price of $4.7 million, including the assumption of certain liabilities totaling $0.7 million. These acquisitions were financed with short-term bank loans. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Note 25 to the Consolidated Financial Statements.

         The balance of the Company's capital expenditures in the 2000-2002 period were primarily for broadcasting equipment.

     Capital Divestitures

         See Notes 1 and 12 to the Consolidated Financial Statements.

         The Company's capital divestitures from 2000 to 2002 amounted to Ps.
24.1 million in 2002, reflecting primarily the sale of real estate, Ps. 3.6 million in 2001, reflecting primarily the sale of equipment and Ps. 29.1 million in 2000, reflecting primarily the sale of a tract of land.

                                BUSINESS OVERVIEW

         Grupo Radio Centro is a leading radio-broadcasting company in Mexico and for each of the last 31 years has been the leading radio broadcaster, in terms of audience share, in Mexico City, the most populous city in North America. Grupo Radio Centro's principal activities are the production and broadcasting of musical programs, news, interviews and special event programs. Its revenue is derived primarily from the sale of commercial air time to advertising agencies and businesses. The Company's Mexico City average audience share for the year ended December 31, 2002 was 31.4%, almost twice that of the next most popular radio-broadcasting company in Mexico City for the same period. See "--Broadcasting Operations" and "--Competition."

         Grupo Radio Centro currently owns eight AM and five FM radio stations, and manages and operates an additional FM station. Of the 14 radio stations it owns or operates, Grupo Radio Centro operates five AM and six FM stations in Mexico City. The remaining three AM radio stations, including one in Mexico City, are currently managed and operated by third parties pursuant to operating agreements.

         The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers. For the year ended December 31, 2002, Grupo Radio Centro's radio stations ranked as three of the top ten FM radio stations out of a total of 28 FM stations and two of the top ten AM stations out of a total of 34 AM stations. The Company's station portfolio includes one or more of the leading stations, in terms of audience share, in most of the major station format categories (such as Juvenil--Youth Oriented and News/Talk Show) in Mexico City. See "--Business Strategy."

         In addition to its radio-broadcasting activities, the Company, under the trade name Organizacion Impulsora de Radio ("OIR"), acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico. At December 31, 2002, the Company had 110 affiliates in 71 cities throughout Mexico.

Business Strategy

         The Company's strategy is to optimize cash flow from operations through
(i) maintaining its leading market position, offering advertisers top-ranked stations in almost every major station format, and (ii) continuing its focus on operating efficiency and cost control.

     Maintenance of Leading Market Position

         The Company is focused on maintaining its current position as the leading radio broadcaster in Mexico City, offering advertisers top-ranked stations in almost all of the major station formats, including Spanish Language--Contemporary Music, Spanish Language--Classics, English Language--Music, English Language--Contemporary Music, English Language--Classic Rock, Juvenil--Youth Oriented, Grupera--Diverse Musical Genres and News/Talk Show. By maintaining a strong presence in almost all major station formats, management believes that the Company will maximize its share of total radio advertising expenditures. Management bases such belief on the following rationale: (i) a broadcaster's revenue is correlated with its ability to maximize the number of listeners within an advertiser's given demographic parameters and (ii) the Company's stations currently cover almost all of the demographic segments of the radio audience sought by advertisers. In addition, through managing its stations as a portfolio and offering a broad range of advertising packages, the Company believes that it differentiates itself from its smaller competitors, who cannot offer as comprehensive coverage of the Mexican radio audience. The Company is able to offer advertisers exposure to listening audiences targeted to correspond with the demographic profiles they seek, and is able to provide advertisers with their choice of either focused or broad audience exposure across a comprehensive range of income classes and age segments.

         In order to maximize the audience share of its portfolio of stations, the Company recognizes the need to be responsive to the requirements of its listeners and advertisers, tailoring its stations to the changing circumstances of the market. The Company seeks to manage its station portfolio by (i) balancing the mix of its stations to correspond to the needs of the overall market and (ii) being proactive in the management of each individual station format and adjusting to competition and the evolution of its particular market segment.

         In 1996, the Company acquired Radiodifusion RED, S.A. ("RED"), including XHRCA-FM, XHRED-FM and XERED-AM, RED's principal stations in Mexico City, and one AM station in each of Guadalajara and Monterrey, XEDKR-AM and XESNT-AM, respectively. See "--Broadcasting Operations--Production of Programming by Infored." The RED acquisition, together with the renewal in 1998 of the Company's exclusive radio-broadcasting rights to the Monitor program, are examples of the Company's efforts to maintain the overall balance of its portfolio. The RED acquisition and subsequent renewal of Monitor broadcasting rights were undertaken in large part to solidify the Company's presence in the important News/Talk Show format, increase its FM band exposure and increase its exposure to the higher-income demographic segment of the market (i.e., the listening audience of Monitor). See "--Broadcasting Operations--Production of Programming by Infored."

         On December 31, 2001, the Company purchased the Mexico City radio station XEN-AM. The SCT approved the acquisition of XEN-AM on April 8, 2003. See "--Capital Expenditures and Divestitures--Capital Expenditures," and Item 10, "Additional Information--Material Contracts." The purchase of XEN-AM, a News/Talk Show station, represents the Company's effort to further increase its operations in this important format.

         The Company believes its ability to successfully adapt its portfolio to take advantage of changes in the radio marketplace is enhanced by its in-depth market research, programming innovations, marketing capabilities, state-of-the-art technology and experienced management team.

     Cost Controls

         As a complement to the above strategy, which focuses on broadcasting revenue, the Company will continue its rigorous efforts to control costs and maximize operating efficiency. During 1997, the Company retained the services of IMPAC, an efficiency consultant. This consultant made a number of recommendations to improve operating efficiency, including the reduction of certain expenses and the reduction of personnel in certain areas. The Company continues to implement many of these recommendations, in addition to its own cost-cutting initiatives. To further control costs, the Company ceased operations of its Internet portal company, To2, in October 2002.

     OIR Network

         As a complement to its radio-broadcasting activities, Grupo Radio Centro operates, and continues its efforts to expand, its OIR radio network. The Company simultaneously transmits Monitor from 5:45 a.m. to 10:00 a.m. to the 32 largest commercial markets in Mexico outside the Mexico City metropolitan area. While increasing programming and service revenue, the operation of OIR also facilitates the Company's overall marketing efforts, offering advertisers access to radio stations on a nationwide basis. See "--OIR Network."

     Broadcasting Operations

        Radio Stations

        Except as noted, the following sets forth certain information about the Mexico City radio stations operated by Grupo Radio Centro as of December 31, 2002:



                                                     INRA(1)    INRA(1)    INRA(1)   Arbitron(2)   Arbitron(2) Arbitron(2)
                                                     2002 Total 2002 Total 2002      2002 Total    2002 Total  2002       Target
                          Power     Station          Market     Audience   Band      Market        Audience    Band      Demographic
Station    Frequency     (Watts)    Format           Rank(3)    Share(4)   Rank(5)   Rank(3)       Share(4)    Rank(5)    Segments
--------   ---------     -------    -------         ----------- ---------  ------    ----------    ----------  --------   ---------



XEQR-FM....  107.3 mhz   100,000    Grupera--Diverse       1     8.68%         1          1         16.20%       1       13-44 years
                                    Musical Genres

XEJP-FM....  93.7 mhz    100,000    Spanish                3     4.72%         3          3          5.6%         3      18-44 years
                                    Language--Contemporary
                                    Music

XERC-FM....  97.7 mhz    100,000    Juvenil--Youth         5     4.30%         5          6         4.30%         6       8-34 years
                                    Oriented

XHFO-FM(6).  92.1 mhz    150,000    English              10      3.33%         9          8         3.90%         8      18-44 years
                                    Language--Classic
                                    Rock

XHFAJ-FM...  91.3 mhz    100,000    English              12     3.00%         11         17         1.90%        12      13-24 years
                                    Language--Contemporary
                                    Music

XERED-AM...  1110 khz    50,000     News / Talk          14     2.64%          2         15         2.10%         4        25+ years
                                    Show

XERC-AM(7).  790 khz     50,000     News                 45     0.28%         19         48         0.30%        27        25+ years

XHRED-FM...  88.1 mhz    100,000    News / English       25     1.36%         19         20         1.40%        15        25+ years
                                    Language--Music

XEQR-AM....  1030 khz    50,000     Spanish              33     0.73%         10         30         0.70%        12        25+ years
                                    Language--Talk
                                    Show /
                                    Contemporary
                                    Music

XECMQ-AM(7)  1150 khz    20,000     Spanish              20       1.95%        3         11         3.00%         1        35+ years
                                    Language
                                    Classics

XEN-AM(8)..  690 khz     50,000     News / Talk          49       0.24%       23         36         0.50%        17        25+ years
                                    Show


(1)  Source: International Research Associates Mexicana, S.A. de C.V. ("INRA").

(2)  Source: Arbitron Inc.

(3) Total market rank is determined based on each station's annual average share of the total radio audience.

(4) Total audience share represents each station's annual average share of the total radio audience.

(5) Band rank is determined based on each station's annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).

(6) XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2005. All other stations listed above are owned by the Company.

(7) In October 22, 2001 the Company switched the programming of the stations XERC-AM and XECMQ-AM.

(8) On March 1, 2001, the Company began operating XEN-AM. On December 31, 2001, the Company acquired XEN-AM. The Company's ownership of this station was approved by the SCT on April 8, 2003.

     XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2005. For the year ended December 31, 2002, XHFO-FM accounted for approximately 9.8% of Grupo Radio Centro's broadcasting revenue. There can be no assurance that the Company will be able to extend this agreement beyond January 2, 2005 or what the terms of any such extension might be.

     Programming


     The Company generally produces the programming for the stations it owns or operates, except for the Monitor news program, Mexico City's most popular radio news program, and Red Vial, a Mexico City traffic report, which are provided to the Company by Infored (see "--Production of Programming by Infored"). Grupo Radio Centro also provides programming to its network of affiliates.

     Programming produced by the Company includes playing recorded music, coverage of live music events (such as concerts), special musical programs and news and talk show programs. For example, through its Noticentro news division, the Company produces daily news programs consisting of three-minute updates and ten-minute summaries of local, national and international news that are broadcast through Formato 21, the Company's 24-hour, all-news station, and a majority of its other stations in Mexico City. The Company also produces En Concierto, a week-long program (divided into one-hour daily segments) that features exclusive interviews with, and the music of, some of Mexico's most popular musical artists, with each week's program focusing on a single artist.

     Grupo Radio Centro's programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers. To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which conducts daily door-to-door interviews throughout Mexico City) as well as commercially available data to assess the listening habits and tastes of the Mexico City population. In 2002, Grupo Radio Centro conducted approximately 616,000 interviews. Grupo Radio Centro believes that no competitor has developed an internal research capability as extensive as its own.

     Production and Transmission of Programming

     Grupo Radio Centro has 18 production studios in which musical material, advertisements and promotional spots are recorded on digital audio tape ("DAT"). In 2002, the Company modernized eight production studios, upgrading the analogue systems with digital audio systems. In addition, Grupo Radio Centro maintains 13 on-air studios, each of which is linked to Grupo Radio Centro's automated programming computer network. In most cases, Grupo Radio Centro has maintained a consistent design for both production and on-air studios to provide a familiar work environment for employees and to reduce the risk of error. Grupo Radio Centro's primary studio operations are substantially all digital and utilize state-of-the-art computer networks for the recording, scheduling and playing of all news, promotional and advertising material. Currently, the Company has two networks installed in both on-air studios and production studios, totaling 21 administration and storage system units.

     Music recorded on DAT is fed directly to an audio console. All other broadcast material is transferred to on-line hard-disk storage on one of Grupo Radio Centro's computer network workstations, and is accessible at the audio console via the Company's computer network. This programming feed is then processed, periodically monitored for quality and relayed to one of several transmitter sites via either digital or analog microwave studio transmitter links ("STL"). Current radio stations that are digitalized through STL are XHRED-FM, XHFO-FM, XHFAJ-FM, XEJP-FM, XERC-FM and XEQR-FM.

     Each station has a main transmitter and two back-up transmitters. All AM transmitters incorporate solid-state design. Each transmitter site has a diesel generator with automatic transfer that allows rapid switchover to back-up power in the event of power outages. In addition, the main FM transmitter facility is equipped with an uninterruptible power supply to prevent the loss of air time during a cutover to back-up power. Grupo Radio Centro uses sophisticated multiplexing networks for transmission, which allows five of its AM stations to operate at two sites, each site using one antenna. Similarly, five FM stations are multiplexed into a common eight-bay panel antenna situated on Cerro del Chiquihuite, which Grupo Radio Centro believes is ideally located at 540 meters above the average terrain level in Mexico City. A sixth FM station operated by Grupo Radio Centro transmits from the World Trade Center in Mexico City.

     Grupo Radio Centro has initiated a project to increase the power of several radio stations--XERED-AM, XECMQ-AM and XEN-AM, from 50 to 100 kilowatts, 20 to 50 kilowatts and 50 to 100 kilowatts, respectively. The objective of this effort is to improve the stations' presence, coverage and quality of reception in Mexico City's metropolitan area. The technical part of project is complete, and the Company is only waiting for definitive authorization from the SCT.

     Although currently all AM and FM radio broadcast signals in Mexico are analog, various efforts are underway around the world to develop, test and implement digital audio broadcasting ("DAB"). DAB, if implemented, would largely eliminate fading, static and other interference that adversely affects the listening experience. Various current DAB proposals have focused upon either the United States "in-band" broadcasting model (using existing allocations of AM or FM spectrum) or the European "out-of-band" broadcasting model. The Camara Nacional de la Industria de Radio y Television (the Mexican Trade Association for Broadcasters or "CIRT"), of which the Company is a member, is in the process of analyzing such proposals, particularly the European model. The Company is an active participant in CIRT's efforts to obtain favorable regulation of DAB when, and if, such technology is implemented in Mexico. CIRT has created a task force with the SCT in order to introduce DAB in Mexico in the future.

     In March 2000, the SCT issued an order reserving a certain band of radio frequency (the "L" band) for research and development of digital audio broadcasting. In October 2000, the SCT issued an order amending all existing AM and FM band radio licenses to allow licensees to engage in DAB using technologies to be approved in the future by the SCT. There can be no assurance, however, as to whether or when DAB will be introduced. Currently, the New Technologies Committee of the CIRT is interested in installing an experimental radio station in Mexico City. In addition to following this project closely, the Company is participating in and actively supporting the development of this experimental station.

     Production of Programming by Infored

     Through a series of transactions effected in May 1995 and January 1996, the Company acquired from Corporacion Medcom, S.A. de C.V. all of the outstanding capital stock of RED. As a result of these transactions, in addition to acquiring five radio stations owned by RED, the Company also acquired exclusive radio broadcasting rights to the Monitor news program, the most popular news and talk radio program in Mexico. Contemporaneously with the acquisition of RED, the Company assumed a programming services agreement between RED and Infored pursuant to which Infored provided news programming and production services, including the production of Monitor, to the Company. Monitor, which is broadcast on XERED-AM, is rebroadcast on XHRED-FM in Mexico City and on XEDKR-AM and XESTN-AM in Guadalajara and Monterrey, respectively. Broadcasting revenue from XERED-AM and XHRED-FM attributable to Monitor represents a significant portion of Grupo Radio Centro's total broadcasting revenue. Approximately 31.5%, 23.0% and 22.9% of the Company's broadcasting revenue for 2000, 2001 and 2002, respectively, was attributable to Monitor. In addition, the Company's OIR radio network transmits Monitor simultaneously to 20 stations affiliated through the OIR network and 12 non-affiliated stations outside the Mexico City metropolitan area.

     On December 23, 1998, the Company entered into a new programming services agreement (the "Infored Agreement") with Infored and Mr. Gutierrez Vivo, the principal anchor of Monitor, who acquired a controlling interest in Infored on the same date. The Infored Agreement supersedes the previous agreement between the Company and Infored, and specifies that Gutierrez Vivo and Infored will continue to provide the Company with original news programs and special-event productions for radio until 2015, and will now do so on an exclusive basis. The Infored Agreement provides that Jose Gutierrez Vivo will continue as Monitor's host until the end of 2003, or later if he chooses, and will remain as CEO of Infored until 2015. Furthermore, this agreement prohibits Gutierrez Vivo both from competing with any programming produced by Infored for the Company and from providing services related to radio broadcasting to anyone other than the Company during the term of the agreement. In addition, the Infored Agreement provides that Infored will work with the Company to develop two new projects:
Monitor Internacional, which will seek to broaden Monitor's focus and distribute the program internationally, and Monitor Internet, which will seek to adapt Monitor for distribution through the Internet. These projects were pending as of December 31, 2002.

     Under the Infored Agreement, the Company agreed to make a one-time payment to Infored totaling approximately $15.4 million, of which $4.0 million and Ps.
4.0 million (nominal amount) was paid at signing and the balance of $11.0 million was paid over the course of 1999. In addition, Grupo Radio Centro pays Infored monthly production fees based on the revenues derived from Monitor and the amount of budgeted expenses, which generally reflect increases due to Mexico's inflation rate, to cover Infored's radio programming operations. The Company also agreed to transfer to Infored two AM radio stations, XEFAJ-AM and XEJP-AM. These transfers were completed in April 2000. Under the terms of an operating agreement dated December 23, 1998, the Company continued to manage sales for these stations until February 1, 2002.

     On May 7, 2002, we received a notice from Mr. Gutierrez Vivo and Infored initiating an arbitration proceeding pursuant to which they seek rescission of the Infored Agreement and damages. The arbitration proceeding is in process, and we expect the arbitration panel to render a decision on or before August 31, 2003. Although we believe we have valid defenses to Mr. Gutierrez Vivo's claims based on the relevant provisions of the agreement, there can be no assurance that we will prevail on any of these claims.

     Investment in Technology

     Grupo Radio Centro consistently invests in state-of-the-art equipment, the development and deployment of new operating systems and the training of its engineering and operating personnel. Grupo Radio Centro believes these investments enable it to produce high quality programming with few scheduling or on-air errors and to broadcast a superior signal to listeners' radios. In addition, Grupo Radio Centro's computer system allows it to maintain a certifiable log of advertising and to generate real-time affidavits certifying that advertisements have been aired when and as requested, thereby reducing its clients' monitoring costs and enhancing client goodwill. Grupo Radio Centro believes that its state-of-the-art equipment, engineering staff and capital improvement and modernization efforts give it a competitive edge in Mexico City radio broadcasting.

     Sale of Air Time and Marketing

     Commercial air time for Grupo Radio Centro's radio stations is sold both to advertising agencies and directly to businesses. The top ten customers in each of 2002, 2001 and 2000 accounted for approximately 31.4%, 37.7% and 37.3%, respectively, of total broadcasting revenue of the Company. Our largest single customer in 2002 and 2000, Comercial Mexicana, S.A. de C.V., accounted for 5.5% and 6.6%, respectively, of our total broadcasting revenue in those years. Our largest single customer in 2001, Gigante, S.A. de C.V., accounted for 7.7% of our total broadcasting revenue in 2001. In 2002 and 2001, the companies comprising Grupo Gigante, S.A. de C.V. accounted for 7.3% and 9.3%, respectively, of our total broadcasting revenue in those years, while the companies comprising Grupo Cifra accounted for 8.3% of total broadcasting revenue in 2000. In addition to the Company's corporate clients, the two largest Mexican political parties, the PRI and the PAN, together accounted for 10.4% of the Company's total broadcasting revenue in 2000, reflecting the significant campaign advertising expenditures associated with the sexennial presidential election and the triennial congressional elections that year. In 2001, by contrast, the two political parties contributed virtually no revenue while in 2002 they accounted for 1.3% of broadcasting revenue.

     Sales of commercial air time vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. See Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

     At December 31, 2002, the Company had a sales force of 28 individuals, of which 17 marketed primarily to advertising agencies and major customer accounts and 11 marketed to small and mid-sized accounts. Within its advertising agency and major-account sales force, there is a further division of coverage responsibility between a "news team," which focuses on the news program Formato 21, broadcast on XERED-AM, XHRED-FM, XERC-AM and XEN-AM, and a traffic report produced for the Company by Infored, and a "music team," which is responsible for the Company's music stations (although both teams coordinate closely in account coverage).

     Grupo Radio Centro establishes its advertising rates by considering the cost per thousand listeners as a reference to ensure that its rates are competitive. The Company offers package discounts to its clients who purchase air time on multiple stations, offering the largest discounts to clients who purchase air time on all of its stations. Higher rates apply to clients who purchase commercial air time for "special events," such as live concerts and special news features.

     In addition, the Company sells commercial air time in advance under a plan pursuant to which advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period are guaranteed the rate in effect at the time of the purchase for the agreed period, and are granted bonus advertising time in addition to the time purchased. The Company invests cash deposited pursuant to advance sales, and includes interest generated on such investments in broadcasting revenue. In 2002, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 41.4% of total broadcasting revenue, as compared to 53.3% for 2001 and 53.8% for 2000. See Note 16 to the Consolidated Financial Statements.

     The effect of such advance sales is to substitute the increased interest income earned on the advance sale payments for a portion of the operating income foregone because of the reduced effective rate on the advertising time subject to the advance-sale arrangements. The Company believes that such advance sales are advantageous to Grupo Radio Centro because the interest income generated by the proceeds of such advance sales offsets in part the effective reduction in advertising rates associated with such sales, and because the bonus advertising time granted to purchasers is "dead time" (i.e., time that would not otherwise be sold). The Company also believes that its advance-sales plan attracts advertisers who would not otherwise purchase advertising time because of the benefits of guaranteed rates and bonus time. However, any decrease in the inflation rate for 2003 may reduce the attractiveness of these plans for such advertisers.

OIR Network

     Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates. At December 31, 2002, Grupo Radio Centro had 110 affiliates located in 71 cities throughout Mexico. During the last three years, broadcasting revenue from OIR-related activities was 1.4% to 2.1% of total broadcasting revenue. In 2002, approximately 1.4% of the Company's revenue was attributable to its work through OIR, and no single affiliate represented more than 10.4% of total OIR-related revenue.

     At December 31, 2002, 16 of the Company's OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see
Item 7, "Major Shareholders and Related Party Transactions--Related Party Transactions" and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm's-length basis.

     Outside Mexico City, virtually all national radio advertising (i.e., advertising aimed at a national audience) is sold through networks of affiliated radio stations. Pursuant to its standard affiliate agreement, terminable at will by either party on 60 days notice, OIR agrees to purchase commercial air time from affiliated stations, compensating such stations for their air time with a percentage of the revenue obtained on the resale of commercial air time to national advertisers. The affiliates agree to broadcast certain programs at specified times with advertising spots of specified duration. Compensation paid to affiliates varies depending on the size of the affiliate's market.

     OIR transmits special event programs, including national advertising, directly to certain affiliates via satellite. As of December 31, 2002, 49 affiliates were able to receive such programs via satellite from Mexico City and the remaining affiliates received recorded programming on conventional or DAT cassettes.

Internet and Other Media AM

     On February 16, 2001, the Company acquired To2, an Internet portal company. The Company used this acquisition to evaluate the possibilities of leveraging the Internet as a complementary medium to radio for distribution of the Company's content. In October 2002, the Company decided to cease operations of this Internet subsidiary because of its limited profitability and to control costs.

     On March 14, 2001, the Company acquired Palco Deportivo, a company providing sports-related content for radio, television, various print media and its own Internet portal. In addition to using this acquisition to explore the use of other media, the Company broadcasts Palco Deportivo radio programming daily on XEQR-AM and broadcasts Palco Deportivo radio spots and advertisements on other Company stations. See "--The Company--Capital Expenditures and Divestitures--Capital Expenditures," "--Business Strategy--Internet and Other Media," Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Note 25 to the Consolidated Financial Statements.

Competition

     Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. As of December 31, 2002, there were 55 commercial radio stations in Mexico City (31 AM and 24 FM stations) and seven not-for-profit, public-service stations (consisting of three AM and four FM). These constitute all of the currently available radio broadcast channels within Mexico City's AM and FM frequency spectrum.

     Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at June 25, 2003, and a chart depicting the audience share of each, including the audience share of the stations owned by RED until 1994 and by the Company thereafter.

                      Operation of Mexico City Stations by Grupo Radio Centro and its Principal Competitors(1)

                                                         AM Stations         FM Stations           Total
                                                         -----------         -----------           -----

Grupo Radio Centro (GRC)..............................          5                   6                 11
Grupo ACIR (ACIR)(2)..................................          3                   4                  7
Nucleo Radio Mil (NRM)................................          2                   3                  5
Radiopolis (TVR)(3)...................................          3                   3                  6
Organizacion Radio Formula (ORF)......................          3                   2                  5
Grupo Imagen(4).......................................          0                   2                  2
Multivision Radio (MVS)(5)............................          0                   2                  2
                                                               --                  --                 --
         Total........................................         16                  22                 38


(1)      Source: Grupo Radio Centro.
(2) In September 2000, Grupo Televisa offered to acquire a 50.05% interest in Grupo ACIR. As of May 2001, the Federal Competition Commission had rejected the proposed acquisition and a subsequent appeal of that rejection by Grupo Televisa. Grupo Televisa has appealed the rejection in the Mexican courts, which have not decided the matter.
(3)      A subsidiary of Grupo Televisa.
(4)      Formerly part of MVS.
(5)      Formerly known as Frecuencia Modulada Mexicana.

                  Mexico City Radio Audience Share (1970-2002)1

             [Graph of Mexico City Radio Audience Share (1970-2002)]

(1)  Source: INRA.

(2) In 1995, the Company began operating the three stations owned by Radio Programas de Mexico. Accordingly, the Company's audience share includes the audience share of these three stations beginning in 1995. In 1996, these stations were acquired by Grupo Radio Centro.

(3) In 1994, NRM no longer owned XECO-AM and XEUR-AM, and in 1995, NRM purchased XHMM-FM.

(4)  In 1995, the three stations owned by Grupo Artsa were acquired by Grupo
     Acir.

(5) Includes average audience share of stations owned by Grupo Imagen until Grupo Imagen's separation from MVS in December 1999.


         Since 1995, the Company's average Mexico City audience share has declined from 37.1% to 31.4% in 2002. This decline is mainly attributable to increased competition from other radio stations that have adopted formats similar to the Company's most successful formats, including Juvenil--Youth Oriented, Grupera--Diverse Musical Genres and News/Talk Show. For example, several of the Company's competitors have created radio talk shows hosted by popular television personalities to compete directly with the Monitor program, which is hosted by Mr. Gutierrez Vivo.

         Although the Company believes that its balanced portfolio of station formats following the RED acquisition reduces the impact of a decline in audience share of any one format segment or station (for example, the Company's most popular station, which was the top-ranked station in Mexico City for the year ended December 31, 2002, represented only 8.8% of the total radio audience), there can be no assurance that competition within, or a decline in the popularity of, a given format segment will not decrease the Company's aggregate audience share in the future. In addition, the Company faces strong competition from both television and various print media for advertising revenue.

     OIR Network

         As with radio broadcasting, the Mexican radio-network market is highly competitive. As of December 31, 2002, there were 26 radio networks serving 736 AM radio stations and 437 FM radio stations outside Mexico City. The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company's affiliates that are serviced by OIR to compete effectively.

Significant Subsidiaries

         The following table sets forth the Company's significant subsidiaries at December 31, 2002:

                                                                    Percentage of
                                          Jurisdiction of           Ownership and
        Name of the Company                Establishment           Voting Interest            Description
        -------------------                -------------           ---------------            -----------
XEQR, S.A. de C.V.                            Mexico                    99.9%                Radio Station

XERC, S.A. de C.V.                            Mexico                    99.9%                Radio Station

XEEST, S.A. de C.V.                           Mexico                    99.9%                Radio Station

XEQR-FM, S.A. de C.V.                         Mexico                    99.9%                Radio Station

XERC-FM, S.A. de C.V.                         Mexico                    99.9%                Radio Station

XEJP-FM, S.A. de C.V.                         Mexico                    99.9%                Radio Station

XEDKR-AM, S.A. de C.V.                        Mexico                    99.9%                Radio Station

Radio Red, S.A. de C.V.                       Mexico                    99.9%                Radio Station

Radio Red-FM, S.A. de C.V.                    Mexico                    99.9%                Radio Station

Radio Sistema Mexicano, S.A.                  Mexico                    99.9%                Radio Station

Estacion Alfa, S.A. de C.V.                   Mexico                    99.9%                Radio Station

Emisora 1150, S.A. de C.V.                    Mexico                    99.9%                Radio Station

Grupo Radio Centro, S.A. de C.V.              Mexico                    99.9%              Marketing Company

Radio Centro Publicidad, S.A. de              Mexico                    99.9%              Marketing Company
C.V.

GRC Publicidad, S.A. de C.V.                  Mexico                    99.9%              Marketing Company


GRC Medios, S.A. de C.V.                      Mexico                    99.9%              Marketing Company

Promotora Tecnica de Servicios                Mexico                    99.9%               Service Company
Profesionales, S.A. de C.V.

Publicidad y Promociones                      Mexico                    99.9%               Service Company
Internacionales, S.A. de C.V.

Promo Red, S.A. de C.V.                       Mexico                    99.9%               Service Company

Universal de Muebles e Inmuebles,             Mexico                    99.9%              Real State Company
S.A. de C.V.

Inmobiliaria Radio Centro, S.A. de            Mexico                    99.9%              Real State Company
C.V.

Desarrollos Empresariales, S.A. de            Mexico                    99.9%             Sub-holding Company
C.V.

Radiodifusion Red, S.A. de C.V.               Mexico                    99.9%             Sub-holding Company

Enlaces Troncales, S.A. de C.V.               Mexico                    99.9%             Sub-holding Company


Property and Equipment

         All of Grupo Radio Centro's tangible assets are located in Mexico. At December 31, 2002, the net book value of all property and equipment was approximately Ps. 477.0 million ($45.8 million).

         Grupo Radio Centro's principal executive offices and studios are located in Mexico City and are owned by Grupo Radio Centro. In 1992 Grupo Radio Centro purchased the Constituyentes building, a modern, 102,000 square foot building of which, at December 31, 2002, the Company occupied approximately 81,000 square feet with the remainder available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building. Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities. In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government. As a result of a 1993 change in applicable Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de Mexico, a state-owned entity, to operate its own up-link equipment. This up-link equipment has been operational since the end of 1994. Grupo Radio Centro continues to own the building in which its administrative offices and studios were located immediately prior to its move into the Constituyentes building. Grupo Radio Centro also owns the land in Mexico City on which the transmission facilities of XERED-AM are located.

         Grupo Radio Centro believes that its facilities are adequate for its present needs and are suitable for their intended purpose.

                              REGULATORY FRAMEWORK

         The business of Grupo Radio Centro is subject to regulation and oversight by the SCT. The SCT is part of the executive branch of the Mexican federal government. Regulation and oversight are governed by the Ley Federal de Radio y Television (the "Federal Radio and Television Law"), the Ley Federal de Telecomunicaciones (the "Federal Telecommunications Law"), the regulations issued pursuant to these laws and the licenses granted by the SCT.

     Regulation of Radio Broadcasting by Mexico

         Licenses. Under the Federal Radio and Television Law, owners and operators of radio stations in Mexico must obtain a license from the Mexican government through the SCT to broadcast over a specified channel. Applications are submitted to the SCT and, after a formal review process of all competing applications and an objection period by third parties, a license is granted to an applicant with a specific term of up to 30 years. The SCT may terminate or revoke the license at any time upon the occurrence of, among others, the following events: failure to construct broadcasting facilities within a specified time period; changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization; failure to broadcast for more than 60 days without reasonable justification; and any violation of any of the other terms of the license. Under Mexican law, in the event of revocation of the license for certain specified reasons, Grupo Radio Centro would forfeit its transmission and antenna facilities with respect to the license. In the event of early termination of the license for other causes, the Mexican government would have a right of first refusal to purchase all these assets at a price fixed by an independent appraiser. In addition, in the event that the SCT terminates or revokes a license, the licensee may not obtain a new license for five years and, in some cases, may be forbidden from obtaining a new license. Under current law governing the regulation of the licensing and use of the respective AM and FM frequency spectrums, no additional licenses may be granted for the Mexico City market.

         The licensee has rights to renew the license for periods of up to 30 years (with most terms for renewal currently being up to 15 years) under a non-competitive renewal process. Renewals are generally granted to licensees that have substantially complied with the applicable law. The licenses for nine of Grupo Radio Centro's radio stations are set to expire in 2004. The licenses for XEDKR-AM (in Guadalajara) and XESTN-AM (in Monterrey) are set to expire in October 2003 and November 2003, respectively. The Company has already submitted the application to the SCT for the renewal of the licenses set to expire in 2003 and 2004. In addition, the licenses for XHRED-FM and XEN-AM are set to expire in 2007, and the license for XEJP-FM is set to expire in 2012.

         The licenses contain restrictions on the transfer of shares of the licensee, including the following: the transfer must be to a qualifying Mexican person; the transfer cannot result in a concentration of radio broadcasting holdings that may be contrary to the public interest; and the transfer cannot result in a gain to the seller. All such transfers are subject to prior notice to the SCT. In addition, any transfer of the license itself is subject to the prior approval of the SCT. A license may only be assigned if it has been in effect for more than three years and the licensee has complied with all of its obligations under the license.

         Supervision of Operations. The SCT conducts regular inspections of the operations of the radio stations, and the companies or persons to which licenses have been granted must file annual technical, statistical, financial and legal reports with the SCT.

         Under Mexican law, radio programming is not subject to judicial or administrative censorship, except that programming is subject to various regulations, including prohibitions on foul language and programming that is contrary to the general principles of right conduct, national security or public order.

         Radio programming is required to promote Mexico's cultural, social and ideological identity, and each licensee is required to make available each day up to 30 minutes of cultural or educational programming, or programming regarding family counseling or other social matters. The programming to be used to fulfill this requirement is provided to the broadcaster by the Mexican government.

         Each licensee is required, during political campaigns, to provide a limited amount of broadcast time free of charge to all registered political parties.

         Networks. There are no Mexican regulations governing the ownership and operation of a radio broadcasting network, such as OIR's network, separate from the regulations applicable to operating a radio station.

         Restrictions on Advertising. Mexican law regulates the type and contents of advertising that may be broadcast on radio. In addition, licensees are prohibited from broadcasting advertisements that are misleading. The advertisements of certain products and services are subject to restrictions or require government approval prior to their broadcast. Moreover, the Mexican government must approve any advertisement of lotteries or raffles, or any advertisement that promotes bonuses to consumers for purchasing products or services.

         Mexican law also regulates the amount of advertising that may be broadcast in any day. Under Mexican regulations, no more than 40% of broadcast time may be used for advertisements, divided proportionately among broadcasting hours. Generally, radio stations can have up to 12 two-minute breaks for advertisements per hour. Grupo Radio Centro, from time to time, has obtained waivers from the Mexican government with respect to these regulations.

         The Company sets its minimum advertising rates and registers such rates with the SCT. No advertising may be sold at rates lower than those so registered. There are no restrictions on maximum rates that may be charged.

         Broadcast Tax. Since 1969, all radio stations in Mexico have been subject to a tax payable by granting the Mexican government the right to use a portion of broadcast time. Historically, the Mexican government was entitled to use up to 12.5% of all daily radio broadcast time. Beginning on October 10, 2002, radio stations must satisfy this tax by providing the Mexican government 35 minutes of broadcasting time between the hours of 6:00 a.m. and midnight, in spots lasting between 20 to 30 seconds. The use of this time is not cumulative and any time not used by the Mexican government in any day is forfeited. The time must be distributed on a proportional and equitable basis throughout the relevant programming period. The programming of public service announcements provided by the Mexican government is prohibited from competing with the licensee's programming and, if it is made to promote the consumption of products or services, must be limited to general promotions of Mexico's goods and services.

         Other. In June 1993, the Ley Federal de Competencia Economica (Federal Economic Competition Law), a law to promote fair competition and to prevent monopolistic practices, became effective, and regulations thereunder were published in March 1998. As a result of the increase in Grupo Radio Centro's share of the Mexico City radio market following completion of the RED acquisition, the Company is required by the Federal Competition Commission to seek its prior approval in connection with any future acquisitions of radio stations in Mexico, including, without limitation, purchases or leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share, a requirement to which, to the best knowledge of the Company, other Mexican broadcasting companies are not subject generally. Although the Company received Federal Competition Commission approval of its acquisition of XEN-AM in July 2001 (see "--Business Overview--Business Strategy") because the Company sold two of its AM stations in 2000 (see "--Business Overview--Broadcasting Operations--Production of Programming by Infored"), no assurance can be given that the Company will be permitted by the Federal Competition Commission to make any additional investments should it desire to do so.

         The Federal Telecommunications Law became effective in Mexico on June 8, 1995. Although this law does not affect the transmission of radio signals of the type transmitted by the Company's radio stations, it does cover the transmission of radio signals at certain frequencies at which the Company may wish to transmit in the future. Among other requirements, this new law provides that licenses for the transmission of radio signals at certain frequencies be granted pursuant to a competitive bidding procedure.

         There is a general prohibition on the ownership of radio broadcasting companies by non-Mexicans and Mexican corporations that allow foreign ownership of their voting securities. The adoption of the North American Free Trade Agreement has not changed these Mexican regulations.

     Intellectual Property

         Mexico. Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Direccion General de Desarrollo Tecnologico (the General Directorate of Technological Development) of the Secretaria de Economia (the "Ministry of Economy") the following service marks (and their corresponding design, where indicated): "Joya," "El Fonografo del Recuerdo," "Variedades," "Stereo Joya," "NotiCentro" (and design), "Sensacion" (and design), "Universal" (and design), "Stereo 97.7," "Alegria," "Centro," "Formato 21," "Hoy," "OIR," "Palco Deportivo" and "To2." In addition, Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration the following commercial slogans: "CRC Radiodifusion Internacional," "Grupo Radio Centro Radiodifusion de Mexico al Mundo," "ORC Radiodifusion Valle de Mexico," "OIR Radiodifusion Nacional," "Radio Centro, la Estacion de la Gran Familia Mexicana" and "SER Servicios Especializados de Radiodifusion." Grupo Radio Centro also obtained the following service marks in connection with the acquisition of RED: "Radio Programas de Mexico," "RPM," "ALFA 91.3," "BANG," "UNIRED," "SERVIRED" and "AUTORED." Pursuant to the Infored Agreement (see "--Business Overview--Broadcasting Operations--Production of Programming by Infored"), the Company also obtained licenses to use the following service marks: "Monitor," "Millenium," "Opinometro," "Guia del Empresario," "Auto Sistema," and "En Confianza."

         United States. Grupo Radio Centro has registered on the principal register of the United States Patent and Trademark Office (the "USPTO") the following service marks: "Radio Exitos," "Radio Centro," "En Concierto," "Reinas de la Popularidad," "Frente a Frente . . . Fuera Mascaras," "Radio Sensacion," "Radio Variedades" and "Cadena Radio Centro CRC." Grupo Radio Centro has also registered on the principal register of the USPTO a sound mark consisting of a series of musical notes and the words "Radio Variedades." Certain of these service marks have been licensed to Heftel in connection with the sale of CRC to Heftel.

Item 5.   Operating and Financial Review and Prospects

         The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Grupo Radio Centro's Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Grupo Radio Centro, and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

         Among other things, Mexican GAAP requires that financial statements recognize certain effects of inflation. In accordance with these requirements, the Company has restated non-monetary assets and liabilities using the INPC, restated the components of shareholders' equity using the INPC, recorded gains or losses in purchasing power from holding monetary assets or liabilities and restated financial data for all periods in the Consolidated Financial Statements, and throughout this Annual Report, in constant pesos as of December 31, 2002. See Item 3, "Key Information--Selected Financial Data."

General

         Grupo Radio Centro's operating performance is dependent on a number of factors, including its ability to produce popular radio programs that attract the demographic segments of the radio audience sought by advertisers, its share of the total radio audience, the relative advertising cost efficiency of radio compared to other media, competition, the strength of its radio signals and the quality of its sound, the rate of growth of the local and national economies and government regulation and policies. Grupo Radio Centro's revenue is generated mainly from the sale of commercial air time. The primary operating expenses involved in owning and operating radio stations are employee salaries, programming expenses, promotion and advertising expenses and depreciation and amortization.

Seasonality of Sales

         Grupo Radio Centro's revenue varies throughout the year. Sales of commercial air time, Grupo Radio Centro's primary source of revenue, are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. However, Grupo Radio Centro historically has had sufficient cash flow from operations to meet its operating needs in all four calendar quarters. In 2000, there was a departure from this general pattern in that the Company's second quarter, instead of fourth quarter, revenue was the highest for the year because of increased advertising expenditures related to political campaigns.

         Advertising expenditures by political campaigns represent an important part of the Company's total broadcasting revenue. While the Company's revenue increases significantly during congressional elections, which occur every three years, an even more significant increase in revenue results from presidential elections, which occur every six years (coinciding with congressional elections), including 2000. In 1997, political advertising in connection with congressional elections and the Mexico City gubernatorial election represented 9.0% of the Company's total broadcasting revenue. In 1998 and 1999, advertising by political parties decreased to 1.1% and 6.5%, respectively, of total broadcasting revenue. In 2000, in connection with the presidential and congressional elections, political advertising increased to 20.9% of the Company's total broadcasting revenue. Advertising by political parties decreased to 0.1% of total broadcasting revenue in 2001 and increased to 6.1% of total broadcasting revenue in 2002, mainly due to the elections in the State of Mexico, which was realized in the first quarter of 2003. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing."

         The following table sets forth the Company's broadcasting revenue and broadcasting income (excluding depreciation and amortization) on a quarterly basis, in each case as a percentage of its respective total, for each of the years ended December 31, 2002, 2001 and 2000.


                                                                              Broadcasting Income,
                                                                              Excluding Depreciation and
                                          Broadcasting Revenue                Amortization
                                      -----------------------------        -----------------------------
                                      2002        2001         2000        2002        2001         2000
                                      ----        ----         ----        ----        ----         ----

First Quarter.......................  16.6%       20.1%        21.6%       (0.3%)      15.4%        17.8%
Second Quarter......................  24.8        23.2         33.5        19.7        23.2         34.7
Third Quarter.......................  20.9        25.1         23.3        10.3        21.5         20.4
Fourth Quarter......................  37.7        31.6         21.6        70.3        39.9         27.1
                                      ----        ----         ----        ----        ----         ----
     Total.......................... 100.0%      100.0%       100.0%      100.0%      100.0%       100.0%
                                     =====       =====        =====       =====       =====        =====

Economic Conditions in Mexico

         Grupo Radio Centro's financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company's earnings, generally declines during periods of economic difficulty. Additionally, a decline in the value of the peso increases interest expense and results in exchange losses on the Company's foreign-currency denominated indebtedness.

Cost-Control Measures

         An important element of the Company's operating strategy is cost control. In 2000, personnel expenses increased 6.2% as compared to 1999. This increase was mainly attributable to increased sales commissions paid to sales personnel in connection with increased broadcasting revenue, which were only partially offset by a decrease in personnel expenses in connection with a 16.8% reduction in personnel. In 2001, personnel expenses decreased 2.0% from the previous year as a result of decreased sales commissions paid to sales personnel in connection with decreased sales. In 2002, personnel expenses decreased 6.7% mainly as a result of decreased sales commissions paid to sales personnel in connection with decreased sales. The Company also ceased the operations of its Internet portal company, To2. The changes in personnel in 2000 and 2001 resulted in severance payments of Ps. 1.0 million, and Ps. 4.5 million, respectively, which are included in other expenses (net). See Note 23 to the Consolidated Financial Statements.

2002 vs. 2001 Results of Operations

         For the year ended December 31, 2002, broadcasting revenue was Ps.
710.1 million, a 5.3% decrease as compared with Ps. 750.1 million reported for 2001. This decrease is mainly due to the slowdown of the Mexican economy in 2002 compared with 2001, which was partially offset by advertising revenues generated from political parties during the fourth quarter of 2002.

         The Company's broadcasting expenses (excluding depreciation and amortization and corporate, general and administrative expenses) for the year ended December 31, 2002 were Ps. 461.3 million, a 4.9% decrease as compared with Ps. 485.0 million reported for 2001. This decrease is primarily attributable to the cancellation of non-productive programs and better control of operating and advertising expenses of the Company in the fourth quarter of 2002.

         Broadcasting income for the year ended December 31, 2002 was Ps. 248.8 million, a 6.1% decrease as compared with Ps. 265.1 reported for 2001. This decrease is primarily due to the decrease in broadcasting revenue, which was partially offset by the reduction in broadcasting expenses during 2002.

         Depreciation and amortization for the year ended December 31, 2002 decreased 8.0% to Ps. 108.0 million, from Ps. 117.5 million reported for 2001. This decrease is primarily attributable to the write-off of goodwill in connection with some of the Company's subsidiaries in the fourth quarter of 2002. See Notes 14, 24 and 25 to the Consolidated Financial Statements.

         Corporate, general and administrative expenses for the year ended December 31, 2002 were Ps. 45.1 million, a decrease of 10.5% as compared with Ps. 50.4 million reported for 2001. This decrease was mainly due to lower executive compensation.

         Operating income for 2002 was Ps. 97.5 million, representing a decrease of 1.5% compared with Ps. 97.2 million reported for 2001. This decrease is primarily attributable to the decrease in depreciation and amortization during 2002.

         Comprehensive financing cost increased from Ps. 12.1 million during 2001 to Ps. 51.2 million reported for 2002. This increase is primarily attributable to a foreign exchange loss of Ps. 42.0 million for 2002, as compared with a foreign exchange gain of Ps. 17.2 million for 2001, as a result of the weakening of the peso against the U.S. dollar in the fourth quarter of 2002. This unfavorable change was partially offset by a decline in interest expense from Ps. 35.4 million in 2001 to Ps. 20.0 million in 2002, primarily resulting from a decrease in bank debt during 2002.

         Other expenses, net, were Ps. 50.5 million in 2002, compared with Ps.
73.1 million reported for 2001. This 30.9% decrease is mainly attributable to the closing of operations of To2, one of our subsidiaries engaged in Internet activities, which resulted in expense savings compared to expenses incurred for that subsidiary for the fourth quarter of 2001.

         As a result, loss before provisions for income tax and employees profit sharing for the year ended December 31, 2002 was Ps. 6.0 million compared with an income before provisions for income tax and employee profit sharing of Ps.
12.0 million for 2001. The Company reported a negative provision for income tax and employees profit sharing of Ps. 8.1 million for 2002, compared to a credit of Ps. 5.8 million for 2001 that primarily resulted from the use of tax loss carryforwards in 2001. See Note 21 to the Consolidated Financial Statements.

         As a result of the foregoing factors, net income for 2002 decreased 87.7% to Ps. 2.2 million, compared with Ps. 17.8 million reported for 2001.

2001 vs. 2000 Results of Operations

         For the year ended December 31, 2001, broadcasting revenue was Ps.
750.1 million, a 25.1% decrease as compared with Ps. 1,000.8 million reported for 2000. This decrease is mainly due to a decrease in advertising expenditures by political parties, which was partially offset by revenues generated by XEN-AM.

         The Company's broadcasting expenses (excluding depreciation and amortization and general and administrative corporate expenses) for the year ended December 31, 2001 were Ps. 485.0 million, an 8.6% increase as compared with Ps. 446.5 million reported for 2000. This increase is mainly due to operating expenses related to XEN-AM, which the Company began operating in March 2001, and Red Deportiva, a sports-news program produced by Infored that was launched in January 2001.

         Broadcasting income for the year ended December 31, 2001 was Ps. 265.1 million, a 52.2% decrease as compared with Ps. 554.3 million reported for 2000. This decrease is primarily due to the decrease in broadcasting revenue during 2001.

         Depreciation and amortization for the year ended December 31, 2001 increased 4.3% to Ps. 117.5 million, from Ps. 112.6 million reported for 2000, and included the write-down of goodwill associated with Palco Deportivo and XEN-AM. See Notes 14, 24 and 25 to the Consolidated Financial Statements.

         General and administrative corporate expenses for the year ended December 31, 2001 were Ps. 50.3 million, a decrease of 30.8% as compared with Ps. 72.8 million reported for 2000. This decrease is mainly attributable to a decrease in fees paid to Infored by the Company for general management and administrative functions in connection with the production of the Monitor program.

         The Company's operating income for 2001 was Ps. 97.2 million, representing a decrease of 73.7% compared with Ps. 368.9 million reported for 2000. This decrease is primarily attributable to the decrease in broadcasting income in 2001.

         The Company's comprehensive financing cost for the year ended December 31, 2001 was Ps. 12.1 million, a 62.0% decrease as compared with Ps. 31.9 million reported for 2000. This decrease is primarily attributable to a foreign exchange gain of Ps. 17.2 million for 2001, as compared with a foreign exchange loss of Ps. 8.0 million for 2000, as a result of a strengthening of the peso against the dollar from 2000 to 2001. The decrease is also attributable to a gain on monetary position of Ps. 3.2 million for 2001, as compared with a loss on monetary position of Ps. 12.0 million for 2000, resulting from the Company having net monetary liabilities in 2001 as compared with net monetary assets in 2000. The factors contributing to the decrease in the comprehensive financing cost were partially offset by a 90.6% increase in interest expense from Ps. 18.5 million in 2000 to Ps. 35.3 million in 2001, primarily resulting from a $35.3 million loan obtained from Banco Inverlat, S.A. (now Scotiabank Inverlat, S.A.) in the fourth quarter of 2000.

         The Company's other expenses, net for 2001 were Ps. 73.1 million, compared with Ps. 61.3 million reported for 2000. This 19.2% increase is mainly attributable to losses incurred in connection with the non-radio broadcasting-related activities of the Company's two subsidiaries, To2 and Palco Deportivo, which were purchased by the Company during the first quarter of 2001.

         The Company reported income before provisions for income tax and employees profit sharing for the year ended December 31, 2001 of Ps. 12.0 million as compared with Ps. 275.7 million for 2000. The Company recorded an income tax and employees profit sharing credit of Ps. 5.8 million for 2001 due primarily to the use in 2001 of tax loss carryforwards. See Note 21 to the Consolidated Financial Statements.

         As a result of the foregoing, net income for 2001 decreased by 92.8% to Ps. 17.8 million, compared with Ps. 246.0 million reported for 2000.

Liquidity and Capital Resources

         The Company's primary source of liquidity is cash flow from operations. The Company's operating activities provided Ps. 38.7 million in 2002, Ps. 149.1 million in 2001 and Ps. 451.9 million in 2000. Cash flow from operations historically has been sufficient to cover the Company's working capital needs. At December 31, 2000, working capital was Ps. 155.4 million. However, at December 31, 2001, the working capital deficit was Ps. 48.0 million, due primarily to the Company's acquisitions of XEN-AM, Palco Deportivo, and To2, which were financed mainly through short-term loans. At December 31, 2002, working capital was Ps. 0.2 million. See Notes 24 and 25 to the Consolidated Financial Statements. The Company expects to be able to meet its working capital needs in 2003 with cash flow from its operations.

         Grupo Radio Centro invests its cash balances generally in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers.

         On October 30, 2000, the Company obtained a five-year, $35 million loan from Banco Inverlat, S.A. (now Scotiabank Inverlat, S.A.), with interest payable quarterly, at an annual rate equal to the 90-day London Interbank Offered Rate (LIBOR) plus 3.25%, and principal payable bi-annually. As amended by a letter agreement, dated April 17, 2001, the loan agreement provided for an annual interest rate of LIBOR plus 3.00% (beginning May 1, 2001) and the payment of principal beginning October 31, 2001. The Company used the proceeds of the loan to fund a capital reduction in the amount of Ps. 358.1 million (Ps. 343 million, nominal amount), resulting in a payment of that amount to shareholders. See Item 8, "Financial Information--Other Financial Information--Dividend Policy."

         The Scotiabank Inverlat loan agreement contains covenants requiring the Company to maintain certain financial ratios and to comply with other financial conditions that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, pledge its assets and enter into transactions with affiliates. As of December 31, 2001, the Company was not in compliance with the covenants requiring that the Company maintain a certain ratio of total liabilities to EBITDA and a certain level of tangible capital, each as defined in the loan agreement. The Company obtained a waiver from Scotiabank Inverlat of its non-compliance with the tangible capital financial covenant through December 31, 2001 and the total liabilities to EBITDA financial covenant through March 31, 2002. Scotiabank Inverlat additionally agreed to amend the total liabilities to EBITDA financial covenant in the loan agreement to increase the ratio permitted through December 31, 2003. As a condition to the granting of the waiver and the amendment, the Company agreed to convert the denomination of $13.6 million of the amount outstanding under the loan agreement from U.S. dollars into Mexican pesos, to pay interest equal to the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or TIIE) plus 2.00% on the converted portion of the loan and not to pay any dividends for so long as the Company is not in compliance with any of the financial covenants in the loan agreement as amended. See Note 15 to the Consolidated Financial Statements.

         Under a subsequent amendment to the Scotiabank Inverlat loan agreement on December 10, 2002, the Company agreed to convert the remaining $23.3 million of the outstanding balance under the loan agreement from U.S. dollars into Mexican pesos, to pay interest equal to TIIE plus a variable rate ranging from 2.0% to 3.25%, depending on the ratio of the Company's total liabilities to EBITDA, and not to pay any dividends for so long as the Company is not in compliance with financial covenants in the loan agreement during three consecutive quarters starting with the fourth quarter of 2002. As of December 31, 2002 and the end of the first quarter of 2003, the Company was in compliance with all of its financial covenants in the loan agreement. The Company and Scotiabank Inverlat are discussing an extension of the loan's maturity until October 31, 2007, which would reduce the size of payments beginning in October 2003.

         At December 31, 2002, the Company's total indebtedness was Ps. 341.4 million, of which Ps. 182.9 million was short-term indebtedness and Ps. 158.5 million was long-term indebtedness. The Company's long-term indebtedness was related to the Scotiabank Inverlat loan described above. The Company's short-term indebtedness was related to the current portion of the Scotiabank Inverlat loan and to several short-term promissory notes issued by the Company between 2001 and 2003.

         The first promissory note, dated July 24, 2002, represented indebtedness owing to BBVA Bancomer, S.A. in the principal amount of $5.0 million, bore interest at an annual interest rate equal to LIBOR plus 1.35% and matured on January 17, 2003. The second promissory note, dated August 2, 2002, represented indebtedness owing to BBVA Bancomer, S.A. in the principal amount of $1.5 million, initially bore interest at an annual rate of LIBOR plus 1.2% and matured on January 17, 2003. On January 17, 2003, both promissory notes owing to BBVA Bancomer, S.A. were combined and their maturities extended. The combined promissory note, dated January 17, 2003, represented indebtedness owing to BBVA Bancomer, S.A. in the principal amount of $6.5 at an annual interest rate of 2.5% and matured on May 19, 2003. On May 19, 2003, the Company paid the $6.5 million to BBVA Bancomer, S.A. and agreed to a new short-term loan in the amount of Ps. 50.0 million, which bears interest at an annual rate of 6.9% and is scheduled to mature on July 17, 2003.

         The third promissory note, dated November 12, 2002, represented indebtedness owing to Banco Nacional de Mexico, S.A. in the principal amount of $3.5 million, bore interest at an annual rate of 3.2% and matured on January 10, 2003. On January 10, 2003, the promissory note was extended until March 11, 2003 and the annual interest rate lowered to 2.78%. The principal and interest were paid off at maturity on March 11, 2003. See Note 15 to the Consolidated Financial Statements. The proceeds of the promissory notes described above were used to finance the Company's acquisitions of XEN-AM, Palco Deportivo and To2. See Item 4, "Information on the Company--The Company--Capital Expenditures and Divestitures--Capital Expenditures" and Notes 24 and 25 to the Consolidated Financial Statements.

         The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

         During 2002, the Company's principal use of funds, other than for operating purposes and capital expenditures, was for the payment of indebtedness totaling Ps. 76.0 million. In 2002, the Company repurchased from the public market 1,230,400 shares at an aggregate cost of Ps. 4.7 million (Ps. 4.6 million, nominal amount), representing approximately 0.7% of outstanding capital stock. During 2001, the Company's principal use of funds, other than for operating purposes and capital expenditures (see Item 4, "Information on the Company--The Company--Capital Expenditures and Divestitures--Capital Expenditures"), was the payment of dividends totaling Ps. 125.6 million (Ps.
115.0 million, nominal amount). During 2000 the Company's principal use of funds, other than for operating purposes, capital expenditures and the capital reduction described above, was to repurchase outstanding capital stock and to pay dividends. In 2000, the Company repurchased from the public market 20,963,286 shares at an aggregate cost of Ps. 214.6 million (Ps. 184.4 million, nominal amount), representing approximately 11.3% of outstanding capital stock, and paid Ps. 50.2 million (Ps. 42.7 million, nominal amount) in dividends. Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

U.S. GAAP Reconciliation

         Net income under U.S. GAAP for 2002, 2001 and 2000 was Ps. 73.3 million, Ps. 93.2 million and Ps. 319.9 million, respectively. The difference between net income under U.S. GAAP and Mexican GAAP was primarily attributable in 2002, 2001 and 2000, to the amortization of goodwill with respect companies purchased from related parties. Under Mexican GAAP, goodwill is amortized using a straight-line method based on an asset's estimated useful life. In July 2001, the Financial Accounting Statements Board issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." As a result of SFAS 142, amortization of goodwill under U.S. GAAP ceased as of January 1, 2002, and U.S. GAAP now requires testing goodwill for impairment at least once a year. The Company was required to adopt this standard for the year ending December 31, 2002 on its consolidated financial statements under U.S. GAAP and determined that no impairment adjustment was necessary.

         Shareholders' equity under U.S. GAAP at December 31, 2002, December 31, 2001 and December 31, 2000 was approximately Ps. 1.2 billion, Ps. 1.2 billion and Ps. 1.3 billion, respectively. In 2002, 2001 and 2000, the difference between shareholders' equity under U.S. GAAP and Mexican GAAP was mainly due to the treatment of amortization of goodwill with respect to companies purchased from related parties and the prohibition against amortization of goodwill under U.S. GAAP as of January 1, 2002.

         For a further discussion of the differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro, see Note 27 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, Grupo Radio Centro's financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP. Due to the Company's adoption of Bulletin D-4 in 1999, the Company's financial statements for 2002, 2001 and 2000 include an expanded recognition of deferred taxes under Mexican GAAP that more closely parallels U.S. GAAP. Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements (see Note 27 to the Consolidated Financial Statements).

Item 6.  Directors, Senior Management and Employees

Directors

         Management of the business of the Company is vested in the Board of Directors. At the shareholders meeting held on April 25, 2003, the Company amended its bylaws. See Item 10, "Additional Information--Bylaws." The bylaws, as amended, provide that the Board of Directors shall consist of a minimum of seven and a maximum of twenty directors and an equal number of their respective alternate directors. Each director and alternate director is elected by the Company's shareholders by simple majority vote at the annual ordinary general meeting for a term of one year. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. Directors and alternate directors may be Mexican or foreign, but both the majority of directors and the majority of alternate directors must be Mexican.

         Of the total number of directors, and their respective alternate directors, at least 25% must be independent directors. Independent directors may not be individuals related to the Company, such as, among others, employees or officers of the Company, shareholders with directive power over officers of the Company, important clients, suppliers, debtors or creditors of the Company, or their respective shareholders, directors or employees. Alternate directors only serve in place of their respective regular directors and, in the case of alternate directors of independent directors, must also meet the requirements for independent directors.

         The Board of Directors currently consists of twelve members. Alejandro Sepulveda de la Fuente is the Secretary to the Board of Directors. The current members of the Board of Directors were elected at the annual shareholders meeting on April 25, 2003. Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below. In addition to the "other directorships" listed below, the Aguirre members of the Board of Directors, except for Ana Maria Aguirre and Rafael Aguirre, sit on the boards of directors of various radio stations in Mexico.


Francisco Aguirre G.                     Age:                           61
     (Chairman)                          Years as director:             3
                                          Principal occupation:         Private Investor
                                          Other directorships:          Chairman of the board of Grupo Radio Mexico,
                                                                           S.A. de C.V.

Maria Esther Aguirre G.                  Age:                           63
     (Vice President)                    Years as director:             3
                                         Principal occupation:          Private Investor

Maria Adriana Aguirre G.                 Age:                           56
     (Vice President)                    Years as director:             3
                                         Principal occupation:          Private Investor

Ana Maria Aguirre  G.                    Age:                           58
                                         Years as director:             32
                                         Principal occupation:          Private Investor
                                         Other directorships:           Director of Avon Cosmeticos, S.A. de C.V.

Carlos Aguirre G.                        Age:                           48
                                         Years as director:             3
                                         Principal occupation:          General Director of Grupo Radio Centro

Rafael Aguirre G.                        Age:                           45
                                         Years as director:             10
                                         Principal occupation:          Private Investor
                                         Other directorships:           Chairman of the Board of the Quintana Roo
                                                                        branch of Bancrecer, S.A.; Director of the
                                                                        Quintana Roo branch of Banco
                                                                        Internacional, S.A.; Director of the
                                                                        Yucatan Peninsula branch of Banco Nacional
                                                                        de Mexico, S.A.

Jose Manuel Aguirre G.                   Age:                           40
                                         Years as director:             3
                                         Principal occupation:          Private Investor

Pedro Beltran N.                         Age:                           59
                                         Years as director:             1
                                         Principal occupation:          Finance and Administrative Director and Chief
                                                                           Financial Officer of Grupo Radio Centro

Sergio Nino M.                           Age:                           62
                                         Years as director:             1
                                         Principal occupation:          Financial Advisor

Jose Raymundo Leal M.                    Age:                           57
                                         Years as director:             1
                                         Principal occupation:          Financial Advisor


Thomas Harold Raymond Moffet             Age:                           61
                                         Years as director:             3
                                         Principal occupation:          President of Amsterdam Pacific Securities,
                                                                           LLC (a financial advisory firm)

Luis de la Fuente Baca                   Age:                           57
                                         Years as director:             3
                                         Principal occupation:          Financial Advisor


         Ms. Maria Esther G. de Aguirre is the Honorary Chairperson for life of the Board of Directors of the Company and also is the mother of Francisco Aguirre G., Maria Adriana Aguirre G., Maria Esther Aguirre G., Ana Maria Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and Jose Manuel Aguirre G.


         The bylaws require that any of the following transactions be previously approved by the Board of Directors: (i) transactions entered into between the Company and and/or its subsidiaries and any related party of the Company and/or its subsidiaries outside the ordinary course of business; (ii) the purchase or sale of 10% or more of the Company's and/or its subsidiaries' assets; (iii) the granting of a guarantee resulting in a potential liability exceeding 30% of the Company's and/or its subsidiaries' assets; and (iv) any transaction, other than the transactions described above, involving an amount in excess of one percent of the Company's and/or its subsidiaries' assets.


         The bylaws provide that the Board of Directors shall meet at least once every three months and that either the Chairman of the Board of Directors, the Secretary, at least 25% of the members of the Board of Directors or any statutory auditor of the Company shall be entitled to call for a meeting of the Board.


         The bylaws provide that holders of Series A Shares representing 10% of the capital stock of the Company shall be entitled to appoint one regular member of the Board of Directors and such member's alternate.


         The bylaws also provide that the Board of Directors shall present to the shareholders at the annual shareholders meeting the reports of the Audit Committee and that the Board of Directors shall be entitled to appoint and remove the external auditor, taking into consideration the recommendation of the Audit Committee.

     Executive Committee

         The Company's bylaws provide that at an ordinary general meeting, the shareholders may elect, by simple majority vote, an Executive Committee of five to seven members from among the Company's directors or alternate directors elected or designated at such shareholders meeting. The bylaws of the Company provide that the Executive Committee, with certain exceptions, is vested with all powers of the Board of Directors. Alternate Executive Committee members are authorized to serve on the Executive Committee in place of members who are unable to attend meetings or otherwise participate in the activities of the Executive Committee.

     The current members of the Executive Committee are Francisco Aguirre G. (chairman), Jose Manuel Aguirre G. (vice president), Ana Maria Aguirre G., Maria Esther Aguirre G., Maria Adriana Aguirre G., Carlos Aguirre G. and Rafael Aguirre G.

     Audit Committee

         The Audit Committee consists of three regular members of the Board of Directors appointed to the Audit Committee by the shareholders at the annual shareholders meeting. The chairman of the Audit Committee and the majority of its members must be independent directors as independent is defined under Mexican securities market law.

         The Audit Committee makes non-binding recommendations to the Board of Directors with respect to certain transactions, including any transactions entered into by the Company and/or its subsidiaries with related parties, any purchase or sale of more than 10% of the Company's and/or its subsidiaries' assets, any guarantee for an amount exceeding 30% of the Company's and/or its subsidiaries' assets and transactions involving more than 1% of the Company's and/or its subsidiaries' assets. The Audit Committee may make recommendations to the Board of Directors for the hiring or removal of the external auditor and the approval of any additional non-audit services to be rendered by the external auditors, and to propose the hiring of independent advisors as it may deem necessary in order to make recommendations. The Audit Committee must prepare an annual report on its activities for presentation to the shareholders at the annual shareholders meeting and to the Board of Directors. All resolutions of the Audit Committee must be approved by at least a majority of its independent members. The Company's statutory auditor must attend all meetings of the Audit Committee but is not entitled to vote at such meetings. There can be no assurance that recommendations of the Audit Committee will ensure that any arrangements with related parties are on an arm's-length basis.

     Currently, the Audit Committee consists of Jose Manuel Aguirre G. and two independent directors: Thomas Harold Raymond Moffet and Luis de la Fuente Baca, as committee chairman. Both Mr. Moffet and Mr. de la Fuente Baca have provided financial advisory services to the Aguirre family.

     Statutory Auditors

         The Company's bylaws provide for one or more statutory auditors to be elected at the ordinary general meeting of shareholders and, if determined at such meeting, their respective alternates. Additionally, the bylaws provide that holders of shares, with or without voting rights, representing 10% of the capital stock of the Company shall be entitled to appoint one statutory auditor, and such statutory auditor may not be removed until all other statutory auditors are removed. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditors are required to attend all meetings of the Board of Directors, Executive Committee, Audit Committee and shareholders of the Company.

         The Company currently has one statutory auditor, Alejandro Martinez C., and one alternate statutory auditor, Patricio Montiel F.

Executive Officers

          The executive officers of Grupo Radio Centro are as follows:

Carlos Aguirre G.                              Years as officer:          24
     General Director                           Years of service:         29

Martha Resendiz G.                             Years as officer:          7(1)
     Corporate Marketing Director              Years of service:          7

Pedro Beltran N.                               Years as officer:          17
     Finance and Administrative Director and   Years of service:          17
     Chief Financial Officer

Arturo Yanez F.                                Years as officer:          19
     Administrative Sub-Director               Years of service:          19

Sergio Gonzalez L.                             Years as officer:          19
     Operations Director                       Years of service:          19

Luis Cepero A.                                 Years as officer:          20
     Audio Engineering Director                Years of service:          42

Eduardo Stevens A.                             Years as officer:          13
     Transmission Engineering Director         Years of service:          23

Gonzalo Yanez V.                               Years as officer:          3
     Marketing Director                        Years of service:          6

Rodolfo Nava C.                                Years as officer:          3
     Audit and Information Manager             Years of service:          17

Alvaro Fajardo de la Mora                      Years as officer:          18
     General Counsel                           Years of service:          18

(1) Ms. Resendiz was appointed to her position with Grupo Radio Centro in January 1996. Prior to joining the Company, she had served 16 years as an officer of RED.

Compensation

         For the year ended December 31, 2002, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 20.0 million, of which approximately Ps. 3.0 million was paid in the form of bonus awards. These bonus awards were determined based on various factors, including quarterly financial results and station ratings and rankings.

         The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2002 was Ps. 15.3 million. The total of payments to directors for attendance at Board of Director meetings during 2002 was Ps. 341,000.

Employees

         At December 31, 2002, Grupo Radio Centro employed a total of 394 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Television, Similares y Conexos de la Republica Mexicana (the Radio and Telecommunications Workers Union or the "Union"). At each of December 31, 2001 and December 31, 2000, the Company employed a total of 406 and 396 full-time employees, respectively. Grupo Radio

Centro also employs a varying number of temporary employees. During 2002, the Company employed an average of 117 temporary employees.

         Negotiations with Union employees are conducted at the industry level pursuant to a global national contract (the "Contrato Ley") that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union in the event exceptions from the Contrato Ley are desired. All of Grupo Radio Centro's current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley will expire on January 31, 2004; however, salary increases are implemented annually. On February 1, 2003, the Company and the Union agreed to a 5.0% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

         As of June 25, 2003, the Aguirre members of the Board of Directors had beneficial ownership, through the two Mexican trusts through which they hold their Series A Shares and CPOs, of 51,604,262 Series A Shares of the Company and 32,416,381 CPOs, together representing 51.6% of the outstanding Series A Shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

         None of the Company's other directors or officers is the beneficial owner of more than 1% of the Company's outstanding capital stock.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

         The Company was incorporated as Tecnica de Desarrollo Publicitario, S.A. de C.V. on June 8, 1971, with its principal shareholders being members of the Aguirre family. The Company has undergone several changes in nominal ownership, but ultimate control has always resided with the Aguirre family.

         On June 3, 1998, all of the Series A Shares and CPOs owned by the Aguirre family, which were held in a trust established by the Aguirre family in 1992 (the "Old Controlling Trust"), were divided into two trusts (the Old Controlling Trust and the "New Controlling Trust" and, together, the "Controlling Trusts"). As a result of this division, the Old Controlling Trust held 11,669,528 CPOs and the New Controlling Trust held 51,604,262 Series A Shares and 20,746,853 CPOs. Prior to the division, 50% of the Series A Shares and CPOs of the Company held by the Old Controlling Trust was held for the benefit of Maria Esther G. de Aguirre, with the remainder divided equally among her children. Simultaneously with the division, Maria Esther G. de Aguirre acquired a 50% interest in each of the Controlling Trusts and transferred those interests to her children in equal parts, but reserved her rights to vote and receive dividends in respect of the Series A Shares and CPOs previously held for her benefit (the "reserved rights").

         On May 25, 1999, four members of the Aguirre family made a gift of their interest in the Company's Series A Shares and CPOs held by the Controlling Trusts to Maria Esther G. de Aguirre. On the same date, the Aguirre family amended the terms of the Controlling Trusts to transfer, on such date, the reserved rights held by Maria Esther G. de Aguirre to her children in equal parts and to transfer, upon the occurrence of certain events, the trust interests gifted to her by her four children to her seven other children--Maria

Esther Aguirre G., Francisco Aguirre G., Maria Adriana Aguirre G., Ana Maria Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and Jose Manuel Aguirre G.

         On April 5, 2000, Maria Esther G. de Aguirre made a gift of her approximate 36% interest in the Controlling Trusts to her seven children holding interests in such trusts. Following this gift and an amendment of the terms of the Controlling Trusts to remove Maria Esther G. de Aguirre as grantor and beneficiary, those seven children owned, in equal parts, 100% of the interests in the Controlling Trusts. Under the terms of the Controlling Trusts, the Series A Shares held by each trust are ordinarily voted as directed by a majority of the beneficiaries of the trust.

         The following table sets forth certain information regarding the ownership of Series A Shares by holders of more than 5% of the outstanding Series A Shares as of June 25, 2003.

                                                                    As of June 25, 2003
                                                                 -----------------------------------

                                                                                        Percentage of:

                                    Series A Shares                        Series A Shares (not     All Series A
Name of Person or Group                  Owned            CPOs Owned           in CPO form)          Shares(1)
----------------------------------  ---------------       ----------       --------------------      -----------

Old Controlling Trust.............               --        11,669,528                --                     7.2%
New Controlling Trust.............       51,604,262        20,746,853              100.0%                  44.4%

(1) Percentages are based on 162,724,561 Series A Shares issued and outstanding as of June 25, 2003.

         The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

         The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders." At June 25, 2003, to the best knowledge of the Company, approximately 33% of the outstanding Series A Shares were represented by ADSs. To the best knowledge of the Company, the number of CPOs not held in the form of ADSs at June 25, 2003 (other than those held by the Controlling Trusts as described above) was approximately 14% of the outstanding Series A Shares. It is not practical for the Company to determine the number of U.S. holders of such CPOs or ADSs.

Related Party Transactions

     Family Control of OIR Network Affiliates

         In addition to their participation in the Company, members of the Aguirre family owned or controlled 16 of the 110 affiliates in the network serviced by OIR at December 31, 2002. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 25.6%, 24.4% and 20.1% of OIR revenue (or 0.3%, 0.3% and 0.4% of Grupo Radio Centro's total broadcasting revenue) for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. Grupo Radio Centro has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial air time to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

     Service Contract

     On January 5, 2000, Grupo Radio Centro entered into a contract with Radio Emisora XHSP-FM, S.A. de C.V., a company owned by Francisco Aguirre Gomez, chairman of the Board of Directors of the Company, for an indefinite term pursuant to which Radio Emisora XHSP-FM is compensated for services provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 7.6 million, Ps. 7.6 million and Ps. 7.2 million in 2002, 2001 and 2000, respectively. See Note 6 to the Consolidated Financial Statements.

     Attention to Aguirre Family Matters

         Carlos Aguirre G., the General Director, and to a lesser extent, Pedro Beltran, the Chief Financial Officer, Arturo Yanez, the Administrative Sub-Director, and Alvaro Fajardo, the General Counsel, have spent a portion of their time on Aguirre family matters for which Grupo Radio Centro has not been separately compensated.

         For further information regarding transactions between Grupo Radio Centro and related parties, see Note 6 to the Consolidated Financial Statements.

Item 8.  Financial Information

Consolidated Financial Statements

         See Item 18, "Financial Statements" and pages F-1 through F-47.

Other Financial Information

     Legal and Arbitration Proceedings

         As of June 25, 2003, other than the arbitration proceeding described under Item 4, "Business Overview--Broadcasting Operations--Production of Programming by Infored," neither the Company nor any of its subsidiaries is engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

     Dividend Policy

         The table below sets forth each of the dividends paid by the Company during the period 1999-2002, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.





     Date Dividend Paid       Fiscal Year with   Aggregate Amount     Dividend Per     Dividend Per    Dividend Per
                              Respect to which   of Dividend Paid    Series A Share      Series A           ADS
                              Dividend Paid(1)    (Nominal Pesos)       (Nominal       Share (U.S.         (U.S.
                                                                       Pesos)(2)        dollars)(2) dollars)(2)(3)
----------------------------- ------------------ ------------------ ----------------- --------------- ----------------
March 3, 2000...............        1999               42,700,000          0.24              0.02           0.23
March 9, 2001...............        2000              115,000,000          0.70              0.07           0.65

(1)  The Company paid no dividends with respect to 1998 or 2001.

(2) Per Series A Share and ADS amounts calculated based on weighted average number of shares outstanding during the year in which the dividend was paid.

(3) Nominal peso amounts have been translated to U.S. dollar amounts at the noon buying rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York.


         The amount of future dividends will depend upon Grupo Radio Centro's operating results, financial condition and capital requirements and upon general business conditions. The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Series A Shares, generally upon the recommendation of the Company's Board of Directors. At the annual shareholders meeting of April 25, 2003, no dividend was declared with respect to 2002; however, depending on the Company's financial position and compliance with the covenants in its loan agreement with Scotiabank Inverlat, the Company may declare dividends in the future. See Item 10, "Additional Information--Bylaws--Dividends."

         On December 7, 2000, the Company reduced its capital by Ps. 343 million (nominal amount) through a payment to its shareholders of that amount. The payment was funded through a $35 million loan obtained from Scotiabank Inverlat on October 30, 2000 which contains a covenant effectively limiting the Company's ability to pay dividends in the future. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

Item 9.  The Offer and Listing

         Since July 1, 1993, the CPOs and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by the Depositary. Each ADS represents nine CPOs. Each CPO represents a financial interest in one Series A Share.

         The CPOs were originally issued by Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, Direccion Fiduciaria ("Nafin") as trustee for the trust (the "CPO Trust") created by the trust agreement, dated May 24, 1993, as amended, among the Old Controlling Trust and the Company, as grantors, and Nafin as CPO trustee. At a general meeting of the Company's shareholders on April 25, 2003 and a general meeting of the CPO holders on May 19, 2003, the shareholders and CPO holders approved several amendments to the CPO Trust. On June 27, 2003, the parties to the CPO Trust agreement entered into an amended and restated CPO Trust agreement (the "Amended CPO Trust Agreement"), reflecting those amendments, including the following:

     - Nafin was replaced as the CPO trustee by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, as successor trustee for the CPO Trust (the "CPO Trustee").

     - The term of the CPO Trust was extended 20 years until June 29, 2023 (which term may be further extended).

     - As of June 30, 2003, all CPOs held by holders that qualify as Mexican investors, as defined in the Company's bylaws (see "--Limitations Affecting Non-Mexican Holders"), will be exchanged for Series A Shares held in the CPO Trust. As of June 30, 2003, qualifying Mexican investors will not hold CPOs but rather will directly hold Series A Shares. Non-Mexican holders of CPOs will continue to hold CPOs and will not be entitled to withdraw the Series A Shares held in the CPO Trust.

         In connection with the Amended CPO Trust, the Series A Shares will commence trading on the Mexican Stock Exchange under the symbol "RCENTRO.A" on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line will reflect trading of both Series A Shares and CPOs.

         Holders of CPOs will continue to be able to sell their CPOs (i) to a non-Mexican investor, in which event the non-Mexican investor would receive such CPOs, or (ii) to a Mexican investor, in which event the Mexican investor would receive the Series A Shares underlying such CPOs, directly or by keeping them deposited at an account at Indeval, maintained by such investor or by an authorized institution. Indeval or Institucion para el Deposito de Valores, S.A. de C.V. is a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

         The amendments to the CPO Trust do not affect the rights or interests of holders of ADSs.

Price History

         The following table sets forth, for the periods indicated, the reported high and low sale prices for the CPOs on the Mexican Stock Exchange (on a nominal basis) and the reported high and low sale prices for the ADSs on the NYSE.

                                                                         Mexican                   New York
                                                                      Stock Exchange            Stock Exchange
                                                                 ------------------------   -----------------------
                                                                     Amounts per CPO            Amounts per ADS
                                                                 ------------------------   -----------------------
                                                                    (in nominal pesos)         (in U.S. dollars)
                                                                    High          Low          High         Low

1998......................................................             14.70         4.90        15.56         4.19
----
1999......................................................             10.00         4.20         9.00         3.75
----
2000......................................................             15.00         6.90        14.50         5.75
----
2001
----
      First Quarter.......................................              9.00         6.56         8.25         6.13
      Second Quarter .....................................              8.00         5.60         7.34         5.50
      Third Quarter.......................................              7.31         5.95         7.40         5.40
      Fourth Quarter......................................              6.02         5.30         6.08         5.20

2002
----
      First Quarter.......................................              6.30         5.05         6.24         5.10
      Second Quarter ..................................                 5.95         2.61         6.00         2.61
      Third Quarter.......................................              3.55         3.30         3.63         2.65


                                                                             Mexican                   New York
                                                                          Stock Exchange            Stock Exchange
                                                                     ------------------------   -----------------------
                                                                         Amounts per CPO            Amounts per ADS
                                                                     ------------------------   -----------------------
                                                                        (in nominal pesos)         (in U.S. dollars)
                                                                        High          Low          High         Low

      Fourth Quarter......................................              3.49         2.25         2.64         1.76

2003
----
      First Quarter ......................................              3.00         2.40         2.52         1.61

Most Recent Six Months
----------------------
      December 2002.......................................              3.49         2.40         1.76         1.95
      January 2003........................................              2.40         2.40         2.05         1.78
      February 2003.......................................              2.40         2.40         1.84         1.61
      March 2003..........................................              3.00         2.40         2.52         1.88
      April 2003..........................................              4.20         3.00         3.70         2.40
      May 2003............................................              5.00         4.00         4.30         3.10

Trading on the Mexican Stock Exchange

         The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms that are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place through the Sentra, an automated system; the Exchange's opening and closing times are fixed so that the Exchange's trading day coincides with the trading day of the NYSE. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities, such as the CPOs, that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including, for these purposes, the
NYSE) outside Mexico.

        Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comision Nacional Bancaria y de Valores (National Banking and Securities Commission, the "CNBV"). Most securities traded on the Mexican Stock Exchange, including those of Grupo Radio Centro, are on deposit with Indeval.

Item 10.  Additional Information

                                     BYLAWS

         Set forth below is certain information concerning the Company's capital stock and a brief summary of certain significant provisions of the Company's bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to the bylaws of the Company, which have been filed as an exhibit to this Annual Report, and Mexican law. For a description of the Company's bylaws relating to the Board of Directors, Executive Committee and statutory auditors, see Item 6, "Directors, Senior Management and Employees."

         At the annual shareholders meeting held on April 25, 2003, the Company amended its bylaws. The amendments were intended, among other things, to comply with the general provisions applicable to issuers and other participants in the securities market, published by the CNBV on March 19, 2003.

Organization, Register and Purpose

         The Company was incorporated on June 8, 1971, as a Mexican limited liability stock company (sociedad anonima de capital variable) in accordance with Chapter V of the Ley General de Sociedades Mercantiles (the "Mexican Companies Law"). It was registered in the Public Registry of Commerce of Mexico City on August 28, 1992 under number 20694.

         The capital stock of the Company consists of Series A Shares. In addition to Series A Shares, the bylaws permit the issuance, upon the approval of the CNBV, of special series of shares with limited or no voting rights. Additionally, the bylaws permit the Company to issue and sell debt securities (certificados bursatiles).

Voting Rights

         Each Series A Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. Holders of CPOs are not entitled to exercise the voting rights corresponding to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required to vote all such Series A Shares in the same manner as the holders of a majority of the Series A Shares that are not held in the CPO Trust and that are voted at a shareholders meeting. See "--Limitations Affecting Non-Mexican Holders--Voting Rights."

Shareholders Meetings

         General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law and the Company's bylaws, including, principally, amendments of the bylaws, liquidation, and merger and transformation from one form of company to another. In addition, the Company's bylaws require an extraordinary general meeting to consider the removal of the Company's capital stock from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings, which are held at least once each year.

         An ordinary general meeting of the holders of Series A Shares must be held at least once each year to consider the approval of the financial statements of the Company and certain of its subsidiaries for the preceding fiscal year, to elect directors for holders of Series A Shares (all of whom are elected annually for terms of one year), statutory auditors and members of the Executive Committee, to determine the allocation of the profits or losses of the preceding year and to consider approval of the report on the Company's repurchase and sale of shares and the report on the actions of the Audit Committee.

         The quorum for an ordinary general meeting of the Series A Shares in first call is 50% of such shares, and action may be taken by a majority of the Series A Shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the Series A Shares present, regardless of the number of such shares. The quorum for an extraordinary general meeting is 75% of the Series A Shares. If a quorum is not available, a second meeting may be called, provided that at least 50% of the Series A Shares entitled to vote are present. Actions at an extraordinary general meeting may be taken by a 50% vote of all outstanding Series A Shares on first and successive calls.

         Shareholders meetings may be called by the Board of Directors, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of the shareholders by the holders of 33% of the Series A Shares. Additionally, holders of shares, with full or limited voting rights, representing 10% of the capital stock of the Company may require the Board of Directors or the statutory auditors to call shareholders meetings and, in the event that such holders do not have sufficient information on the matters to be voted on, request postponements of shareholders meetings. Notice of meetings must be published in the Diario Oficial de la Federacion or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their Series A Shares with the Company's Secretary at its office in Mexico City or any appointed registrar, or submit certificates evidencing a deposit with Indeval. If entitled to attend the meeting, a shareholder may be represented by proxy. The directors and statutory auditors of the Company may not act as proxies. Holders of the Company's shares, with full or limited voting rights, representing 20% of the capital stock of the Company have the right to seek judicial remedies to block any actions taken by the shareholders with respect to which such holders have the right to vote. Holders of CPOs and ADSs representing CPOs are not entitled to call shareholders meetings or seek judicial remedies to block actions taken by the shareholders.

Dividends

         At the annual ordinary general meeting of holders of Series A Shares, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with a report thereon by the Board, to the holders of Series A Shares for approval. The holders of Series A Shares, once they have approved the financial statements, determine the allocation of the Company's net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company's historical capital stock (before effect of restatement). See Note 20 to the Consolidated Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of the Company's Series A Shares. The remainder of net profits is available for distribution. All Series A Shares outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Series A Shares that are only partially paid participate in dividends or other distributions in the same proportion that such Series A Shares have been paid at the time of the dividends or other distributions.

Liquidation

         Upon liquidation of the Company, one or more liquidators may be appointed to wind up its affairs. All fully paid and outstanding Series A Shares will be entitled to participate equally in any distribution upon liquidation. Series A Shares that are only partially paid participate in such distribution upon liquidation in the proportion that they have been paid at the time of liquidation.

Preemptive Rights

         Except as described below, in the event of a capital increase, a holder of existing Series A Shares has a preferential right to subscribe for a sufficient number of Series A Shares to maintain the holder's existing proportionate holdings of Series A Shares. Shareholders will not have preemptive rights to subscribe for Series A Shares issued (i) in connection with mergers,
(ii) on the conversion of convertible debentures or (iii) for placement in a public offering, if an extraordinary general shareholders meeting called for such purpose approved such issuance and waived preemptive rights in connection therewith in accordance with the procedures specified in the Company's bylaws. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion. Under Mexican law, preemptive rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of CPOs or ADSs that are U.S. persons or located in the United States will be unable to participate in the exercise of such preemptive rights absent registration of the preemptive rights offering under the Securities Act, which the Company is not obligated to do.

Variable Capital

         Under the Company's bylaws and Mexican law, the Company's capital stock must consist of fixed capital and may have, in addition, variable capital. Shares of the Company's fixed capital stock are called Class I shares and shares of the Company's variable capital stock are called Class II shares. The fixed portion of the Company's capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders, whereas the variable portion of the Company's capital stock may be increased or decreased by resolution of an ordinary or extraordinary general meeting of shareholders. Increases and decreases in the variable portion of the capital stock must be recorded in the Company's book of capital variations.

         Currently, the Company's outstanding capital stock consists only of fixed capital. In the event the Company should have any outstanding variable capital, its outstanding shares will not be specifically assigned to the fixed or variable portion.

Limitations Affecting Non-Mexican Holders

     Share Ownership

         Ownership by non-Mexican investors of shares of Mexican enterprises is regulated by the 1993 Ley de Inversion Extranjera (the "Foreign Investment Law"), as amended, and the 1998 Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the "Foreign Investment Regulations") thereunder. The Ministry of Economy and the Comision Nacional de Inversiones Extranjeras (the "Foreign Investment Commission") are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

         The Foreign Investment Law reserves certain economic activities exclusively for the state and reserves certain other activities (such as radio broadcasting) exclusively for Mexican individuals or Mexican corporations the bylaws of which contain a prohibition on ownership by non-Mexicans of the corporation's voting securities. However, the Foreign Investment Law allows foreign investors to own non-voting securities, such as the CPOs, of companies subject to foreign investment restrictions.

         In addition to the limitations established by the Foreign Investment Law, the Federal Radio and Television Law and the licenses granted by the SCT provide restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding licenses for radio, such as those held by Grupo Radio Centro.

         In order to comply with these restrictions, the Company's bylaws limit ownership of Series A Shares to qualifying Mexican investors. The Company, however, has received approval from the Foreign Investments Commission to have up to 73.5% of its capital stock represented by CPOs issued by the CPO Trust. The CPOs do not have any restrictions on non-Mexican ownership, except that foreign governments or their agencies may not own them. The foregoing restriction does not prevent foreign state-owned enterprises organized as separate entities with their own assets to own CPOs. Pursuant to the Amended CPO Trust Agreement, the CPOs may be owned only by holders that do not qualify as Mexican investors as defined in the Company's bylaws. A holder that acquires CPOs in violation of the restrictions on Mexican ownership will have none of the rights of a CPO holder with respect to those CPOs.

         The Series A Shares may be owned only by holders that qualify as Mexican investors as defined in the Company's bylaws. A holder that acquires Series A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those Series A Shares.

         The Foreign Investment Law and Foreign Investment Regulations also require that the Company register any foreign owner of its shares, or the depositary with respect to ADSs or global depositary shares representing its shares or ordinary participation certificates representing such shares, with the Registro Nacional de Inversiones Extranjeras (National Registry of Foreign Investment). A foreign owner of Series A Shares that has not been registered is not entitled to vote such Series A Shares or to receive dividends with respect to such Series A Shares. The Direccion General de Inversion Extranjera (General Directorate of Foreign Investment) has informed Grupo Radio Centro that it is not required to register any foreign owner of CPOs.

     Voting Rights

         Each Series A Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. Holders of CPOs (and holders of ADSs representing CPOs) are not entitled to exercise voting rights with respect to the Series A Shares underlying such CPOs. Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trustee votes the Series A Shares held in the CPO Trust in the same manner as holders of a majority of the Series A Shares not held in the CPO Trust and voted at the relevant shareholders meeting. The Controlling Trusts hold a substantial majority of the Series A Shares not held in the form of CPOs. As a result, the Controlling Trusts and, indirectly, members of the Aguirre family have the power to elect a majority of the directors of, and control, the Company. Additionally, holders of CPOs or ADSs are not entitled to attend or to address the Company's shareholders meetings.

     Rights of Appraisal

         Whenever the shareholders approve a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw from the Company and receive the amount calculated as specified in Mexican law attributable to its shares, provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change was approved. Because the CPO Trustee is required to vote the Shares held in the CPO Trust in the same manner as the holders of a majority of the Series A Shares that are not held in the CPO Trust and that are voted at the shareholders meeting, under no circumstances will the Series A Shares underlying the CPOs be voted against any such change and therefore appraisal rights will not be available to holders of CPOs or ADSs.

     Termination of the CPO Trust

         The Amended CPO Trust Agreement and the CPOs issued under the public deed evidencing the issuance of CPOs pursuant to the Amended CPO Trust Agreement (which deed will be registered with the Public Registry of Commerce of the Federal District of Mexico) are scheduled to expire 20 years after the date of execution of the Amended CPO Trust Agreement. The CPO Trust may be extended by the CPO Trustee upon receipt six months prior to termination of written notice from the CPO Technical Committee (as defined below). If no such notice is received, the CPO Trustee will commence the procedure for the termination of the Amended CPO Trust Agreement. At the time of such termination, the CPO Trustee will proceed to sell the Series A Shares held in the CPO Trust and distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. Notwithstanding the foregoing, the Amended CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.

         Upon the expiration of the Amended CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the Amended CPO Trust Agreement. There can be no assurance that a new trust agreement will be executed.

         Administration of the CPO Trust

         Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trust will continue to be administered by the CPO Trustee under the direction of a technical committee. The technical committee of the CPO Trust (the "CPO Technical Committee") consists of four members and their respective alternates. Each of the following appoints one member: the Mexican National Foreign Investment Commission, the Mexican Stock Exchange, the Mexican Association of Securities Brokerage Firms, and the common representative of the CPO holders (Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital). Actions taken by the CPO Technical Committee are required to be approved by a majority of the members present at any meeting of such committee at which at least the majority of the members are present.

Other Provisions

     Redemption

         The Series A Shares are subject to redemption in connection with either
(i) a reduction of share capital or (ii) a redemption with retained earnings, which, in either case, must be approved by the Company's shareholders at an extraordinary shareholders meeting. The Series A Shares subject to any such redemption would be selected by the Company by lot or, in the case of redemption with retained earnings, by purchasing Series A Shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law.

     Purchase by the Company of its Shares

         The Company generally may not repurchase its shares, subject to certain exceptions. First, the Company may repurchase shares for cancellation with distributable earnings pursuant to a decision of an extraordinary general meeting of shareholders. Second, pursuant to judicial adjudication, the Company may acquire the shares of a shareholder in satisfaction of a debt owed by such shareholder to the Company. The Company must sell any shares acquired pursuant to judicial adjudication within three months; otherwise, the Company's capital stock will be reduced and such shares will be cancelled. Third, in accordance with its bylaws, the Company is permitted to repurchase its own shares on the Mexican Stock Exchange under certain circumstances with funds from a special reserve created for such purpose. Shares repurchased by the Company may be held by the Company only for a stated period of time. If, at the expiration of such period, the shares have not been sold to investors, the capital stock must be reduced proportionally. The maximum amount that may be authorized by the shareholders to be spent by the Company for the repurchase of shares (see "--Shareholders Meetings" above) may not exceed the sum of net income for the prior year plus retained earnings.

     Purchase of Shares by Subsidiaries of the Company

         Subsidiaries or other entities controlled by the Company may not purchase, directly or indirectly, shares of the Company, or shares of companies that are majority shareholders of the Company or of subsidiaries of the Company.

     Withdrawal Rights

         In the event the Company should have any outstanding variable capital, the outstanding variable portion of the Company's capital stock may be fully or partially withdrawn by the shareholders. The minimum fixed portion of the Company's capital stock (the "Minimum Capital") specified in the Company's corporate charter cannot be withdrawn. A shareholder who wishes to effect a total or partial withdrawal of its Series A Shares must notify the Company in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year.

         Reimbursement of withdrawn Series A Shares is made at the lower of (i) 95% of the average Series A Share price quoted on the Mexican Stock Exchange, taking into account the trading volume during the 30 days prior to the date on which the withdrawal becomes effective for a period up to six months; and (ii) the book value per share as calculated from the Company's financial statements (as approved at the annual ordinary general meeting of shareholders) for the fiscal year immediately preceding that in which withdrawal becomes effective. In the event that the period in which the shares were traded is less than 30 days, the actual number of days in which the shares were traded will be taken into account. If the shares are not traded during such period, the book value of the shares will be used. Any such amount to be paid by the Company becomes due on the day following the annual ordinary general meeting of shareholders referred to in clause (ii) above.

         Because the Minimum Capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of the available variable capital and in the order in which they are received; requests which are received simultaneously are fulfilled pro rata to the extent of the available variable capital. Currently, all Series A Shares of the Company constitute Minimum Capital.

     Conflict of Interest

         A shareholder that votes on a business transaction in which its interest conflicts with that of the Company may be liable for damages, but only if the transaction would not have been approved without its vote.

     Actions against Directors

         Actions for civil liabilities against directors may be initiated by resolution passed at a general ordinary shareholders meeting. In the event the shareholders decide to bring such action, the directors against whom such action is to be brought immediately cease to be directors. Shareholders representing not less than 33% of the outstanding Series A Shares may directly bring such action against directors, provided that (i) such shareholders did not vote in favor of abstaining from such action at a relevant shareholders meeting and (ii) the claim covers all damages allegedly suffered by the Company and not only by such shareholders. Shareholders representing 15% of capital stock of the Company have the right to directly bring actions for civil liabilities against directors, statutory auditors and members of the Audit Committee in their capacity as such. Any recovery of damages with respect to actions for civil liabilities against directors will be for the benefit of the Company and not for the shareholders bringing such actions.

     Obligations of Majority Shareholders

         In compliance with CNBV regulations, the Company's bylaws include a provision whereby the shareholders holding the majority of the voting shares or having the power to control decisions in the general shareholders meeting or appoint the majority of the Board of Directors (the "Controlling Shareholders") will be required to make a public offer to purchase all outstanding shares in case the Company requests cancellation of the registration of its securities with the Registro Nacional de Valores (National Registry of Securities and or "RNV") or such registry is cancelled by the CNBV. If the Controlling Shareholders make such a purchase offer but do not acquire 100% of the shares of the Company's capital stock, then, prior to cancellation of the registration of its securities from the RNVI, the Company shall place in trust for a minimum of six months an amount of funds necessary to acquire the remaining shares at the purchase offer price.

         According to the bylaws of the Company, the price of the offer must be at least the higher of (i) the average trading price during the previous 30 days on which the shares may have been quoted for a period up to six months prior to the effective date of the offer, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

         The trade value in the Mexican Stock Exchange shall be the average price for the volume of operations that have been carried out during the last 30 days in which the shares of the issuer have been traded, prior to the date of the offer during a period that cannot exceed six months. In the event that the period in which the shares were traded is less than 30 days, the actual number of days in which the shares were traded will be taken into account. If the shares are not traded within such period of time, the book value of the shares will be used.

         The Board of Directors of the Company must provide its opinion regarding the price of the public offer within the five business days prior to the commencement of the offer, taking into account the interests of the minority shareholders and the opinion of the Audit Committee. In case that the Board has a conflict of interest, it shall present an opinion issued by an independent expert appointed by the Audit Committee.

         In the event that the Controlling Shareholders obtain the consent of the shareholders representing 95% of the capital stock of the Company by means of resolution adopted at a shareholders meeting, and the price offered for the shares is less than 300,000 investment units (as defined under Mexican law), it will not be necessary that the Controlling Shareholders carry out a public offer in the understanding that in order to the request of cancellation, the Company shall place in trust for a minimum of six months an amount of funds necessary to acquire the remaining shares at the same price of the offer.

         Finally, the bylaws provide that the Controlling Shareholders may request authorization from the CNBV to use a different basis for the determination of the price provided that the Board of Directors presents a recommendation to establish a different price, after taking into account the opinion of the Audit Committee, together with the report of an independent expert confirming that the price is consistent with article 16 of the Securities Market Law.

     Duration

         The Company's existence under the bylaws continues until 2070.

     Anti-Takeover Provisions

         The bylaws contain certain provisions intended to delay or prevent a takeover of the Company by any person or persons. The bylaws require the approval of two-thirds of the members of the Board of Directors for (i) the acquisition by any person or related persons, through one or more consecutive transactions of any nature, of shares or other securities with full voting rights representing 30% or more of the capital stock of the Company and (ii) the entering into by any person or persons of any agreement or arrangement for the exercise of voting rights in respect of 30% or more of the capital stock of the Company.

         Any acquisition of shares or other securities of the Company which has not been approved by the Board of Directors as required will not be recorded in the stock registry book of the Company, will not be acknowledged by the Company and will not entitle the acquiring person to vote or exercise any other rights in respect of the acquired shares or securities. Similarly, any person entering into any voting agreement or arrangement which has not been approved by the Board of Directors as required will not be entitled to exercise the relevant voting rights whether in the general shareholders meeting or the Board of Directors meetings. In the event of either an acquisition of shares or securities of the Company or the entering into of a voting agreement or arrangement without the required approval of the Board of Directors, the Board of Directors will have the right to take certain actions including requiring the acquirer of shares to sell such shares through a public offering, requiring such acquirer to acquire all or part of the remaining shares of the Company, the rescission of the acquisition of shares and the termination of such voting agreement or arrangement.

         To the extent that the Board of Directors has the right to approve any acquisition of shares or other securities or any agreement for the exercise of voting rights, the Board of Directors shall decide to approve such transaction based on the following factors: (i) the nationality, moral and financial status and other characteristics of the contemplated acquirer, (ii) the potential advantages and disadvantages of the contemplated acquirer's participation in the Company and (iii) the contemplated acquirer's experience in the radio broadcasting industry.

         The Chairman and the Secretary of the Board of Directors must be notified, within five days, of any acquisition of shares or other securities or the entering into of any voting agreements or arrangements involving 5% or more of the capital stock of the Company.

                               MATERIAL CONTRACTS

         The Company entered into a $35 million loan agreement with Banco Inverlat, S.A. (now Scotiabank Inverlat, S.A.) on October 30, 2000 and amended the agreement on April 17, 2001. Subsequently, on December 10, 2002, the Company amended the loan agreement again and converted 100% of the indebtedness from U.S. dollars to Mexican pesos. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

         On March 1, 2001, the Company entered into agreements to operate and, subject to the approval of the SCT and the Federal Competition Commission, to later purchase the radio station XEN-AM for approximately $6.0 million, including approximately $1.0 million in monthly payments under an operating agreement effective up to the consummation of the purchase, $3.4 million in deposits and cash delivered upon consummation of the purchase and $1.6 million in payments to a third party, primarily in connection with the termination of a marketing services contract between the third party and the previous owner of XEN-AM. On December 31, 2001, the Company consummated the purchase of XEN-AM, subject to the approval of the SCT. The SCT approved the purchase on April 8, 2003. See Item 4, "Information on the Company--Capital Expenditures and Divestitures--Capital Expenditures," and "--Business Overview--Business Strategy--Maintenance of Leading Market Position," Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Note 24 to the Consolidated Financial Statements.

         On June 29, 2001, the Company entered into an agreement to extend the term of the Operating Agreement, dated as of December 14, 1998, between the Company and Comercializadora Siete, S.A. de C.V., under which the Company operates the radio station XHFO-FM. The agreement is scheduled to terminate on January 2, 2005. See Note 8 to the Consolidated Financial Statements.

         Other than the foregoing, the only material contracts entered into by the Company in the two-year period prior to this filing have been entered into in the ordinary course of business.

                                EXCHANGE CONTROLS

         Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See Item 3, "Key Information--Exchange Rate Information."

                                    TAXATION

         The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs (a "U.S. holder"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in CPOs or ADSs. In particular, this summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that are subject to special tax rules or that own or are treated as owning 10% or more of the voting shares (including CPOs) of the Company. This summary also includes a limited description of certain U.S. tax consequences with respect to non-U.S. holders.

         The summary is based upon tax laws of the United States and Mexico as in effect on the date of this Annual Report, which are subject to change. Holders of CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax law.

         In general, for U.S. federal tax purposes, and for purposes of the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the "Tax Treaty") between the United States and Mexico, entered into force on January 1, 1994, holders of CPOs or ADSs will be treated as the beneficial owners of the Series A Shares represented by those CPOs or ADSs.


Taxation of Dividends


     Mexican Tax Considerations

         There will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

         For purposes of Mexican taxation, an individual is considered to be a resident of Mexico if he or she has established a home in Mexico, unless he or she has resided in another country for more than 183 calendar days during the year and can demonstrate that he or she became a resident of that country for tax purposes. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. A legal entity is considered to be a resident of Mexico if it has been incorporated under the laws of Mexico or if its principal administrative office is located in Mexico.

     U.S. Tax Considerations

         The gross amount of any dividends paid with respect to the Series A Shares represented by CPOs or ADSs, to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of the Series A Shares represented by CPOs or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax adviser regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

         A holder of CPOs or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Capital Gains

     Mexican Tax Considerations

         Gains on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

         Income generated on the sale of CPOs by individuals or legal entities who are non-residents of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes. However, sales effected through a public offering must comply with certain restrictions in order to benefit from this exemption.

         Notwithstanding the Mexican taxes on capital gains described above, capital gains realized on the disposition of CPOs by a U.S. holder who is eligible for tax benefits under the Tax Treaty generally will not be subject to Mexican tax, unless such gains are attributable to a permanent establishment or fixed base of such U.S. holder in Mexico or if the U.S. holder owned, directly or indirectly, 25% or more of the issuer's capital stock within the 12-month period preceding such sale or other disposition.

         Exemption under the Tax Treaty requires that the U.S. holder appoints a legal representative in Mexico for income tax purposes prior to the sale and provides such a representative with a U.S. tax residence certificate issued by the U.S. Internal Revenue Service.

         Gains on sales or other dispositions of CPOs made in circumstances other than those described above, generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

     U.S. Tax Considerations

     Gain or loss realized by a U.S. holder on the sale or other disposition of CPOs or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder's tax basis in the ADSs or the CPOs. Gain, if any, realized by a U.S. holder on the sale or other disposition of CPOs or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of CPOs or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, CPOs or ADSs.

         Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the CPOs or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

         Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Such an exchanging U.S. holder will have a tax basis in the securities received equal to the basis such holder had in the exchanged securities. A U.S. holder's holding period for securities received in such an exchange will include the holding period such U.S. holder had in the securities prior to such exchange.

         A non-U.S. holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of CPOs or ADSs, unless
(i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Mexican Taxes

         There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of CPOs or ADSs by holders that are non-residents of Mexico for tax purposes. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of CPOs or ADSs.

         Unless it can be proved that the services were not utilized in Mexico, commissions paid in brokerage transactions for the sale of CPOs on the Mexican Stock Exchange are subject to a value added tax rate of 15%.

U.S. Backup Withholding Tax and Information Reporting Requirements

         In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the CPOs or ADSs or the proceeds received on the sale or other disposition of the CPOs or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding tax will be creditable against the U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

                              DOCUMENTS ON DISPLAY

         Grupo Radio Centro is subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Grupo Radio Centro files reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report, and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Any materials filed by Grupo Radio Centro may also be read and copied at the SEC's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, Grupo Radio Centro has been required to make filings with the SEC by electronic means since November 2002. Any filings the Company makes electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov. and Grupo Radio Centro's website at www.radiocentro.com.mx.

Item 11.  Quantitative and Qualitative Disclosure About Market Risk

         The Company is exposed to market risk from changes in currency exchange rates and interest rates.

     Foreign Currency Exchange Risk

         The Company's principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. Provided below is a summary of the Company's net foreign currency exposure. For the years ended December 31, 2002 and 2001, U.S. dollar-denominated assets represent principally bank deposits and marketable securities, and U.S. dollar-denominated liabilities represent primarily bank loans. See Notes 4 and 15 to the Consolidated Financial Statements.

                                                                 At December 31, 2002         At December 31, 2001
                                                                    (in thousands)               (in thousands)
                                                              ---------------------------- ----------------------------

U.S. dollar-denominated assets............................              $  1,187                       $2,298

U.S. dollar-denominated liabilities.......................              ($10,000)                    ($41,171)
                                                                        --------                     --------
Net liability position....................................               ($8,813)                    ($38,873)



         Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company's foreign currency-denominated costs and expenses and of the debt service obligations with respect to the Company's foreign currency-denominated indebtedness. A depreciation of the peso relative to the U.S. dollar also will result in foreign exchange losses, as the peso value of the Company's foreign currency-denominated indebtedness would increase. The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

         At December 31, 2002, the Company's total foreign currency-denominated indebtedness amounted to $10.0 million consisting of an aggregate outstanding principal amount of $6.5 million under short-term bank loans from BBVA Bancomer, S.A., and an aggregate outstanding amount of $3.5 million from Banco Nacional de Mexico, S.A. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Note 15 to the Consolidated Financial Statements. Additionally, a small portion of the Company's operating expenses are payable in U.S. dollars.

        A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating and interest expenses of approximately Ps. 4.3 million in 2003, including approximately Ps. 2.3 million in additional operating expenses and Ps. 2.0 million in additional interest expense. The additional interest expense would reflect the increased cost in pesos of servicing the Company's U.S. dollar denominated loans, based on the amount and terms of the loans the Company expects to have outstanding during 2003 and, with respect to floating-rate loans, assuming an interst rate for each such loan in 2003 based on the applicable reference interest rate as of December 31, 2002. As of May 31, 2003, the Company had no indebtedness denominated in a foreign currency.

         A hypothetical and unfavorable 10% change in the currency exchange rate on December 31, 2002 would have resulted in an estimated foreign exchange loss of approximately Ps. 9.2 million for 2002, reflecting the increased value in pesos of the Company's net foreign currency-denominated liability position.

     Interest Rate Risk

         The Company's interest rate risk exists principally with respect to its indebtedness bearing interest at a floating rate and the indebtedness with respect to which it intends to negotiate an extension of the maturities. At December 31, 2002, the Company's principal outstanding floating-rate indebtedness consisted of the Scotiabank Loan. As the interest rate for that loan is based on TIIE, increases in TIIE will increase the Company's interest expense with respect to the loan. Additionally, the Company intends to negotiate an extension of the July 17, 2003 maturity of its Ps. 50.0 million loan from BBVA Bancomer, S.A. (see Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources"). Such negotiation may result in an increase in the applicable interest rates. The Company generally does not hedge or enter into derivative transactions with respect to its interest rate exposure.

         A hypothetical increase of 100 basis points in the interest rates applicable to the Scotiabank Loan and the loan with respect to which the Company expects to negotiate a maturity extension, based on the amount of such loans the Company expects to have outstanding during 2003, would result in additional interest expense of approximately $2.4 million in 2003.

Item 12.  Description of Securities other than Equity Securities

         Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages And Delinquencies

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders' Rights

         None.

Use of Proceeds

         Not applicable.

Item 15.  Controls and Procedures

         Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the General Director and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the General Director and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Item 16.  [Reserved]

                                    PART III

Item 17.  Financial Statements

         Not applicable.

Item 18.  Financial Statements

         See pages F-1 through F-47, incorporated by reference herein.

Item 19.  Exhibits

         Documents filed as exhibits to this annual report:

(a)      List of Financial Statements

Consolidated Financial Statements of Grupo Radio Centro, S.A. de C.V. for the Years Ended
         December 31, 2002, 2001 and 2000

     Report of independent auditors.........................................................................    F-1
     Consolidated balance sheets as of December 31, 2002 and 2001...........................................    F-3
     Consolidated statements of income for the years ended December 31, 2002, 2001 and 2000.................    F-4
     Consolidated statements of changes in shareholders' equity for the years ended
        December 31, 2002, 2001 and 2000....................................................................    F-5
     Consolidated statements of changes in financial position for the years ended
        December 31, 2002, 2001 and 2000....................................................................    F-6
     Notes to consolidated financial statements as of and for the years ended December 31, 2002,
        2001 and 2000.......................................................................................    F-7


         All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)      List of Exhibits

Charter (Escritura Constitutiva), together with an English translation(a)...................................    1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V. dated April 25, 2003, filed as an English
translation.................................................................................................    1.2

Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated
September 2, 1992, May 18, 1993 and September 14, 1993, between certain members of the Aguirre family and
Bancomer, S.A., as trustee, together with an English translation (b)........................................    3.1

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A.,
Institucion de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de
C.V., filed as an English translation.......................................................................    3.2

Trust Agreement, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de
C.V., together with an English translation(c)...............................................................    3.3

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American
Depositary Receipt(d).......................................................................................    4.1

Amended and Restated Public Deed, dated as of June 27, 2003 (the "Amended and Restated CPO Deed"), filed as
an English translation......................................................................................    4.2

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, together
with an English translation(e)..............................................................................    4.3


Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and
Jose Gutierrez Vivo, together with an English translation(e)................................................    4.4

Loan Agreement, dated October 30, 2000, between Grupo Radio Centro, S.A. de C.V. and Banco Inverlat, S.A.,
together with an English translation(f).....................................................................    4.5

Letter Agreement, dated April 17, 2001, between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat,
S.A. (formerly Banco Inverlat, S.A.), amending Loan Agreement of October 30, 2000, together with an English
translation(f)..............................................................................................    4.6

Waiver and Amendment Letter, dated June 19, 2002, executed by Scotiabank Inverlat and Grupo Radio Centro,
S.A. de C.V. in connection with the Loan Agreement, dated October 30, 2000(g)...............................    4.7

Amendment, dated December 10, 2002, to the Loan Agreement, dated October 30, 2000, filed as an English
translation.................................................................................................    4.8

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together
with an English translation(g)..............................................................................    4.9

List of Subsidiaries of the Company.........................................................................    8.1

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.....................................   12.1
----------------------
(a) Incorporated by reference to the Company's Registration Statement on Form
F-1 (Reg. No. 333-63878) filed on June 4, 1993.

(b) Incorporated by reference to the Company's Annual Report on Form 20-F
(Commission File No. 001-12090) filed on December 31, 1993.

(c) Incorporated by reference to the Company's Annual Report on Form 20-F
(Commission File No. 001-12090) filed on June 30, 1998.

(d) Incorporated by reference to the Company's Registration Statement on Form
F-6 (Reg. No. 333-8224) filed on January 16, 1998.

(e) Incorporated by reference to the Company's Annual Report on Form 20-F
(Commission File No. 001-12090) filed on June 30, 1999.

(f) Incorporated by reference to the Company's Annual Report on Form 20-F
(Commission File No. 001-12090) filed on May 9, 2001.

(g) Incorporated by reference to the Company's Annual Report on Form 20-F
(Commission File No. 001-12090) filed on June 24, 2002.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 30, 2003


                               GRUPO RADIO CENTRO, S.A. de C.V.


                               By: /s/         Pedro Beltran Nasr
                                  ---------------------------------------------
                                   Pedro Beltran Nasr
                                   Chief Financial Officer

                                 CERTIFICATIONS

         I, Carlos Aguirre Gomez , certify that:

         1. I have reviewed this annual report on Form 20-F of Grupo Radio Centro, S.A. de C.V.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

              a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 30, 2003

                                /s/  Carlos Aguirre Gomez
                                -------------------------
                                Carlos Aguirre Gomez
                                General Director

                                 CERTIFICATIONS

         I, Pedro Beltran Nasr, certify that:

         1. I have reviewed this annual report on Form 20-F of Grupo Radio Centro, S.A. de C.V.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

              a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  June 30, 2003


                                /s/  Pedro Beltran Nasr
                                -----------------------
                                Pedro Beltran Nasr
                                Chief Financial Officer

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                        --------------------------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                                                                                      Page
                                                                                                ------------------

Report of independent auditors
                                                                                                   F-1 to F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2002 and 2001                                           F-3

Consolidated Statements of Income
       for the years ended December 31, 2002, 2001 and 2000                                            F-4

Consolidated Statements of Changes in Shareholders' Equity
       for the years ended December 31, 2002, 2001, and 2000                                           F-5

Consolidated Statements of Changes in Financial Position
       for the years ended December 31, 2002, 2001, and 2000                                           F-6

Notes to the Consolidated Financial Statements                                                     F-7 to F-47


                         Report of Independent Auditors
                         ------------------------------


To the Board of Directors and Shareholders of Grupo Radio Centro, S.A. de C.V.,





We have audited the accompanying consolidated balance sheets of Grupo Radio Centro, S.A. de C.V. and subsidiaries (as defined in Note 1 to the consolidated financial statements) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Radio Centro, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the results from operations for each of the years in the three year period ended December 31, 2002, and the shareholders' equity and changes in financial position as of December 31, 2002 and 2001, to the extent summarized in Note 27 to the accompanying consolidated financial statements.


These consolidated financial statements have been translated into English solely for the convenience of readers of this language.




BDO International




Mexico City
February 20, 2003, except for Note 15,
which dates are March 11 and May 19, 2003


                         GRUPO RADIO CENTRO, S.A. DE C.V.
          ------------------------------------------------------------
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
          ------------------------------------------------------------

(Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2002.
     Amounts bearing the symbol "US$" are expressed in thousands of US dollars.)


                                             2002            2002           2001
                                          --------------  -------------  -------------
                                            (Note 2)
                 ASSETS
                 ------
CURRENT:

Cash and temporary investments (Note 5)   US$     3,771   Ps    39,315   Ps    70,436
Accounts receivable:
Broadcasting, net of allowance for doubtful
accounts of Ps1,600 and Ps1,427                  20,644        215,218        156,538
Other receivables (Note 7)                          571          5,947          5,787
Income taxes recoverable                          1,672         17,427         47,305


Value - added tax receivable                          -              -         10,761
                                          --------------  -------------  -------------

                                                 22,887        238,592        220,391
                                          --------------  -------------  -------------


Guarantee deposits (Note 8)                         663          6,915          7,258
Prepaid expenses (Note 11)                        1,554         16,197         14,100
                                          --------------  -------------  -------------

Total current assets                             28,875        301,019        312,185
                                          --------------  -------------  -------------







Prepaid expenses (Note 11)                       10,031        104,571        120,142
Property and equipment, net
   (Notes 12 and 15)                             45,753        476,973        507,007
Deferred charges, net (Note 13)                   1,700         17,719         15,930
Excess cost over net book value of net assets of
subsidiaries, net (Note 14)                      77,642        809,417        882,413
Guarantee deposits (Note 8)                         719          7,491         14,517
Other assets                                        301          3,141          4,334




                                          --------------  -------------  -------------



                                          US$   165,021   Ps 1,720,331   Ps 1,856,528
                                          ==============  =============  =============






                                        2002           2002           2001
                                     -------------- -------------- -------------
                                       (Note 2)
           LIABILITIES
           -----------
CURRENT:

Notes payable (Note 15)              US$    17,543  Ps    182,882  Ps   172,949
Advances from customers
 (Note 16)                                   3,915         40,821        86,426
Suppliers and other accounts
payable (Note 17)                            6,168         64,244        94,069
Taxes payable (Note 18)                      1,278         13,319         6,729
                                     -------------- -------------- -------------



Total current liabilities                   28,904        301,266       360,173


 LONG-TERM:
 Notes payable (Note 15)                     15,203        158,487       225,496
 Reserve for labor obligations


 (Note 19)                                    2,414         25,167        19,732
    Deferred taxes (Note 21)                  7,749         80,781        93,135
                                      -------------- -------------- ------------

 Total liabilities                           54,270        565,701       698,536
                                      -------------- -------------- ------------



SHAREHOLDERS' EQUITY
(Note 20):

Capital stock                               98,910      1,031,139     1,037,698
Retained earnings                           16,253        169,436       167,272
Reserve for repurchase of shares             3,508         36,567        34,733
Surplus on restatement of capital              386          4,082         4,005
Cumulative effect on prior years
of initial recognition of deferred
income taxes  (Note 21)                     (8,358)       (87,132)      (86,240)
                                     -------------- -------------- -------------

                                           110,699      1,154,092     1,157,468
Minority interest                               52            538           524
                                     -------------- -------------- -------------
                                           110,751      1,154,630     1,157,992
                                     -------------- -------------- -------------
                                     US$   165,021  Ps  1,720,331  Ps 1,856,528
                                     ============== ============== =============



The accompanying notes are an integral part of these consolidated financial statements.



                                                  GRUPO RADIO CENTRO, S.A. DE C.V.
                                                  --------------------------------
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                 ---------------------------------
                                        FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                        ----------------------------------------------------

(Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed
   in thousands of constant Mexican pesos with purchasing power as of December 31, 2002.
Amounts bearing the symbol "US$" are expressed in thousands of US dollars.)

                                                               2002               2002             2001              2000
                                                         -----------------  ---------------- ----------------  ---------------
                                                            (Note 2 )
BROADCASTING REVENUES                                    US$       68,118   Ps      710,135  Ps      750,103   Ps   1,000,832
Broadcasting expenses, excluding
depreciation and amortization                                      44,248           461,286          485,001          446,484
                                                         -----------------  ---------------- ----------------  ---------------

Broadcasting income                                                23,870           248,849          265,102          554,348

Depreciation and amortization                                      10,363           108,030          117,519          112,631
General and administrative corporate expenses
 (Note 22)                                                          4,328            45,117           50,393           72,807
                                                         -----------------  ---------------- ----------------  ---------------


Operating income                                                    9,179            95,702           97,190          368,910
                                                         -----------------  ---------------- ----------------  ---------------

COMPREHENSIVE COST OF FINANCING
Interest expense                                                    1,920            20,032           35,354           18,551
Interest income                                                      (214)           (2,229)          (2,831)          (6,799)
Loss (gain) on foreign currency exchange,
net (Note 4)                                                        4,035            42,061          (17,190)           8,075
(Gain) loss on net monetary position                                 (833)           (8,688)          (3,218)          12,089
                                                         -----------------  ---------------- ----------------  ---------------

                                                                    4,908            51,176           12,115           31,916
                                                         -----------------  ---------------- ----------------  ---------------

Other expenses, net (Note 23)                                       4,842            50,479           73,084           61,287
                                                         -----------------  ---------------- ----------------  ---------------

Income (loss) before provisions                                      (571)           (5,953)          11,991          275,707

Provisions (benefit) for income taxes and
employee profit sharing (Note 21)                                    (780)           (8,131)          (5,772)          29,624
                                                         -----------------  ---------------- ----------------  ---------------

Net income                                               US$          209   Ps        2,178  Ps       17,763   Ps     246,083
                                                         =================     =============    =============     ============

NET INCOME APPLICABLE TO:
Majority interest                                        US$          208   Ps        2,164  Ps       17,747   Ps     245,868
Minority interest                                                       1                14               16              215
                                                         -----------------  ---------------- ----------------  ---------------

                                                         US$          209   Ps        2,178  Ps       17,763   Ps     246,083
                                                         =================     =============    =============     ============

NET INCOME PER SHARE                                     US$            0   Ps        0.013  Ps        0.108   Ps       1.500
                                                         =================     =============    =============     ============


The accompanying notes are an integral part of these consolidated financial statements.


                                                GRUPO RADIO CENTRO, S.A. DE C.V.
                                                 ----------------------------
                                  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   ----------------------------------------------------------------
                                      FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                      ----------------------------------------------------


 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed
in thousands of constant Mexican pesos with purchasing power as of December 31, 2002.
  Amounts bearing the symbol "US$" are expressed in thousands of US dollars.)

                                                                                       Cumulative
                                                                                       effect on
                                                                                       prior years
                                                                                            of
                                                                   Surplus              initial
                                         Reserve                 (deficit)            recognition
                                            for                       on
                 Capital     Retained   repurchase     Stock     restatement Minority of deferred              Comprehensive
                  stock      earnings   of shares     premium    of capital  interest income taxes   Total        income
               ------------ ----------- ---------- ------------- ----------- -------- ------------------------ -------------
Balances as of
 December 31,
1999 (Note 20) Ps  667,269  Ps 137,735  Ps 63,228  Ps 1,049,388  Ps(172,667) Ps  293  Ps (86,184) Ps1,659,062  Ps    31,622
                                                                                                               =============
Increase to
 the reserve
 for the
repurchase of
 shares                  -     (36,459)    36,459             -           -        -           -            -             -
Repurchase of
 shares           (127,776)          -    (86,755)            -           -        -           -     (214,531)            -
Net income for
 the year                -     246,083          -             -           -        -           -      246,083       246,083
Dividends paid           -     (50,221)         -             -           -        -           -      (50,221)            -
Capitalization
 of premium on
issue of
 shares and
 deficit on
restatement of
 capital           876,721           -          -    (1,049,388)    172,667        -           -            -             -
Refund of
 shareholders'
 equity           (378,516)          -          -             -           -        -           -     (378,516)            -
Recognition of
 deferred
 income tax
related to the
 holding of
 non-
monetary
 assets (Note
 21)                     -           -          -             -       4,005        -           -        4,005         4,005
Minority
 interest                -        (215)         -             -           -      215           -            -             -
Balances as of
 December 31,
               ------------ ----------- ---------- ------------- ----------- -------- ----------- ------------ -------------
2000 (Note 20)   1,037,698     296,923     12,932             -       4,005      508     (86,184)   1,265,882  Ps   250,088
                                                                                                               =============
Increase to
 the reserve
 for the
repurchase of
 shares                  -     (21,837)    21,837             -           -        -           -            -             -
Repurchase of
 shares             (1,287)          -       (163)            -           -        -           -       (1,450)            -
Net income for
 the year                -      17,763          -             -           -        -           -       17,763        17,763
Dividends paid           -    (125,561)         -             -           -        -           -     (125,561)            -
Sales of
 shares              1,287           -        127             -           -        -           -        1,414             -
Cumulative
 effect of
 recognition of
deferred
 income taxes            -           -          -             -           -        -         (56)         (56)          (56)
Minority
 interest                -         (16)         -             -           -       16           -            -             -
Balances as of
 December 31,
               ------------ ----------- ---------- ------------- ----------- -------- ----------- ------------ -------------
2001 (Note 20)   1,037,698     167,272     34,733             -       4,005      524     (86,240)   1,157,992  Ps    17,707
                                                                                                               =============
Repurchase of
 shares             (6,559)          -      1,834             -           -        -           -       (4,725)            -
Net income for
 the year                -       2,178          -             -           -        -           -        2,178         2,178
Cumulative effect
 of  recognition
 of
deferred
 income taxes            -           -          -             -          77        -        (892)        (815)         (815)
Minority
 interest                -         (14)         -             -           -       14           -            -             -
               ------------ ----------- ---------- ------------- ----------- -------- ----------- ------------ -------------
Balances as of
 December 31,
2002 (Note 20) Ps1,031,139  Ps 169,436  Ps 36,567  Ps         -  Ps   4,082  Ps  538  Ps (87,132) Ps1,154,630  Ps     1,363
               ============ =========== ========== ============= =========== ======== =========== ============ =============

The accompanying notes are an integral part of these consolidated financial statements.


                        GRUPO RADIO CENTRO, S.A. DE C.V.
            --------------------------------------------------------
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
            --------------------------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
              -----------------------------------------------------

    (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed
in thousands of constant Mexican pesos with purchasing power as of December 31, 2002.
     Amounts bearing the symbol "US$" are expressed in thousands of US dollars.)

                                                            2002               2002            2001            2000
                                                      -----------------  --------------  --------------- ---------------
                                                          (Note 2)
OPERATING ACTIVITIES:
---------------------
Net income for the year                               US$          209   Ps      2,178   Ps      17,763  Ps     246,083
Charges (credits) to income not
affecting resources:
Depreciation and amortization                                    3,540          36,901           42,064          38,601
Amortization of goodwill                                         6,823          71,129           75,455          74,030
Deferred income taxes                                           (1,304)        (13,598)          (9,487)        (23,658)
Advance payments                                                 1,543          16,089           10,031          23,071
Reduction in book value of  buildings held for sale
(Note 12)                                                          161           1,687            1,373           1,997
                                                      -----------------  --------------  --------------- ---------------

                                                                10,972         114,386          137,199         360,124
Net change in accounts receivable,
accounts payable and other                                      (7,263)        (75,713)          11,924          91,816
                                                      -----------------  --------------  --------------- ---------------


Resources provided by operating activities                       3,709          38,673          149,123         451,940
                                                      -----------------  --------------  --------------- ---------------

FINANCING ACTIVITIES:
--------------------
Repurchase of shares                                              (453)         (4,725)             (36)       (214,531)
Increase in bank loans                                          (5,474)        (57,076)          28,709         300,862
Dividends paid and minority interest                                 -               -         (125,561)        (50,221)
Refund of shareholders' equity                                       -               -                -        (378,516)
                                                      -----------------  --------------  --------------- ---------------

Resources used in financing activities                          (5,927)        (61,801)         (96,888)       (342,406)
                                                      -----------------  --------------  --------------- ---------------

INVESTING ACTIVITIES:
-----------------------
Excluding the recognition of the effects of inflation:
Land                                                                 -               -                -          15,916
Equipment                                                       (2,304)        (24,029)         (23,123)            846
Building                                                             -               -                -             637
Buildings held for sale                                          1,538          16,036                -               -
Guarantee deposits                                                   -               -          (21,927)            847
Purchase of equity securities                                        -               -         (104,820)        (14,954)
Effects of inflation                                                 -               -           (8,173)         (1,475)
                                                      -----------------  --------------  --------------- ---------------

Resources (provided by) used in investing activities              (766)         (7,993)        (158,043)          1,817
                                                      -----------------  --------------  --------------- ---------------

(Decrease) increase in cash and temporary
investments                                                     (2,984)        (31,121)        (105,808)        111,351
Cash and temporary investments
at beginning of year                                             6,755          70,436          176,244          64,895
                                                      -----------------  --------------  --------------- ---------------

Cash and temporary investments
at end of year                                        US$        3,771   Ps     39,315   Ps      70,436  Ps     176,246
                                                      =================  ==============  =============== ===============


The accompanying notes are an integral part of these consolidated financial statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

      (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2002. Amounts bearing the symbol "US$"
                   are expressed in thousands of US dollars.)



NOTE 1   Line of business and composition of the companies

                  Grupo Radio Centro, S.A. de C.V. ("Grupo Radio Centro" or "the Company") is a Mexican radio broadcasting enterprise incorporated on June 8, 1971. Its principal line of business is the production and radio broadcasting of musical programs, news, interviews and special events. Its revenues are derived primarily from the sale of commercial airtime to advertising agencies and businesses. The Company also operates a radio network in Mexico.

                  The following companies, which comprise or formerly comprised Grupo Radio Centro, operate in various sectors of the radio broadcasting industry. Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries.

                             Companies                                 Notes      2002       2001       2000
--------------------------------------------------------------------  ---------  --------  ---------  ----------
                          Radio stations:
--------------------------------------------------------------------

XEQR, S.A. de C.V.                                                                  X         X           X
XERC, S.A. de C.V.                                                                  X         X           X
XEEST, S.A. de C.V.                                                      a          X         X           X
XEQR-FM, S.A. de C.V.                                                               X         X           X
XERC-FM, S.A. de C.V.                                                               X         X           X
XEJP-FM, S.A. de C.V.                                                               X         X           X

XEDKR-AM, S.A. de C.V.                                                              X         X           X
XESTN-AM                                                                 b          X         X           X

Radio Red, S.A. de C.V.                                                             X         X           X
Radio Red-FM, S.A. de C.V.                                                          X         X           X
Estacion Alfa, S.A. de C.V.                                                         X         X           X
Emisora 1150, S.A. de C.V. (formerly XECMQ)                                         X         X           X
Radio Sistema Mexicano, S.A.                                             c          X         X          --


                       Marketing companies:
                                                                                    X         X           X
Grupo Radio Centro, S.A. de C.V.
Radio Centro Publicidad, S.A. de C.V.                                               X         X           X
Compania de Servicios Publicitarios, S.A. de C.V.
       (formerly Fuerza Vital, S.A. de C.V.)                             d         --        --           X
GRC Publicidad, S.A. de C.V.                                             e          X         X           X
GRC Medios, S.A. de C.V.                                                 f          X         X          --

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                            Companies
------------------------------------------------------------------
                        Service companies:



Promotora Tecnica de Servicios Profesionales,
       S.A. de C.V.                                                                 X         X           X

Publicidad y Promociones Internacionales,
       S.A. de C.V.                                                                 X         X           X

Promo Red, S.A. de C.V.                                                             X         X           X

Organizacion Impulsora de Radio, S.A. de C.V.                            d         --        --           X

                      Real estate companies:

                                                                                    X         X
Universal de Muebles e Inmuebles, S.A. de C.V.                           g                                X

Inmobiliaria Radio Centro, S.A. de C.V.                                  g          X         X           X

                      Sub-holding companies:

Desarrollos Empresariales, S.A. de C.V.                                             X         X           X

Radiodifusion Red, S.A. de C.V.                                                     X         X           X

Enlaces Troncales, S.A. de C.V.                                          k          X         X           X

                     Non-operating companies:

Industrias Telecentro, S.A. de C.V.                                      h         --        --           X

Mensajes Digitales, S.A. de C.V.                                         h         --        --           X

Musica, Musica, Musica, S.A. de C.V.                                                X         X           X

Promotora de Exitos, S.A. de C.V.                                                   X         X           X

Producciones Artisticas Internacionales, S.A. de C.V.                    i          X         X           X

Publicidad Mega, S.A. de C.V.                                           i d        --        --           X

                       Internet companies:

To2 Mexico, S.A. de C.V.                                                 j          X         X          --

Notes:

     a Radio station managed and operated by Comercializadora Siete de Mexico, S.A. de C.V.

     b Radio station acquired by Radio Red, S.A. de C.V. on September 6, 2000 to operate in Monterrey, Nuevo Leon.

     c    Subsidiary as of December 31, 2001 (see Note 24).

     d These subsidiaries were merged with Radio Centro Publicidad, S.A. de C.V. on October 1, 2001.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


     e    Subsidiary as of May 12, 2000 (see Note 10).

     f    Subsidiary as of April 2, 2001 (see Note 25).

     g On July 8, 2000, Grupo Radio Centro established Trust N(degree)151548, with Banco Internacional, S.A., as trustee, to act as the real estate administrator for Universal de Muebles e Inmuebles, S.A. de C.V. and Inmobiliaria Radio Centro, S.A. de C.V. On September 30, 2002 the Trust was terminated.

     h These subsidiaries were merged with Desarrollos Empresariales, S.A. de C.V. on October 1, 2001.

     i These subsidiaries were incorporated as a result of the merger between Grupo Radio Centro (the merging company) and Centraltena (the merged company) effective October 13, 1999.

     j    Subsidiary as of February 16, 2001 (see Note 25).

     k Includes Palco Deportivo.Com, S.A. de C.V. and related companies, all of which were merged into this subsidiary on October 1, 2001 (see Note
          25).

                  The Company's radio-station operations include the production and broadcasting of musical programs, news, interviews, special events and advertising in Mexico City's metropolitan area. They are based on limited-term concessions, subject to renewal, granted by Mexico's Ministry of Communications and Transportation ("SCT"). One of the station concessions granted to the Company will be up for renewal in December 2012, one in December 2007, nine in July 2004 one in October 2003 and one in November 2003.

                  In November 2002, renewals for the two concessions set to expire in 2003, and subsequent to 2003 renewals for nine concessions, all set to expire in 2004 were submitted to the Ministry of Communication and Transportation (Secretaria de Comunicaciones y Transportes).

                  The Company's marketing companies are or were responsible for the programming and sale of commercial airtime for broadcast by the Company's radio stations in Mexico City's metropolitan area and, beginning in 1995, in the rest of Mexico.

                  The Company's service companies provide commercial, technical and administrative personnel to the companies comprising Grupo Radio Centro.

                  The Company's real estate companies, through the Trust described in Note 1g, own the land and buildings where the transmission facilities of the Company's radio stations and its commercial companies are located, including the building where the head offices and studios of Grupo Radio Centro and its subsidiaries are located.

                  The Company's non-operating companies were incorporated for the purpose of developing new investment projects and are not currently active.

                  The Internet companies were acquired to explore the Company's opportunities for distributing its content through the Internet. On October 1, 2002 the Internet company To2 Mexico ceased operations.

                  In October 2001, the Company restructured itself to decrease the number of holding companies and simplify management. This restructuring resulted in mergers and acquisitions among subsidiaries of the Company as follows:

* Desarrollos Empresariales, S.A. de C.V. acquired from Grupo Radio Centro, S.A. de C.V. 99.99% of the shares of Radiodifusion Red, S.A. de C.V. and is the surviving entity following mergers with each of the following subsidiaries:

-    Mensajes Digitales, S.A. de C.V.

-    Industrias Telecentro, S.A. de C.V.

* Enlaces Troncales, S.A. de C.V. acquired 99.99% of the shares of Promo Red, S.A. de C.V. from Radiodifusion Red, S.A. de C.V. and is the surviving entity following mergers with each of the following subsidiaries (see Note
     14):

-    Palco Deportivo.Com, S.A. de C.V.

-    Palco Shop, S.A. de C.V.

-    Palco Deportivo Multimedia, S.A. de C.V.

-    Palco Deportivo Mexico, S.A. de C.V.

* Promo Red, S.A. de C.V. is the surviving entity following a merger with Servicios Corporativos Palco, S.A. de C.V. (see Note 14).

* Radio Centro Publicidad, S.A. de C.V. is the surviving entity following mergers with the following subsidiaries:

-    Publicidad Mega, S.A. de C.V.

-    Organizacion Impulsora de Radio, S.A. de C.V.

-    Compania de Servicios Publicitarios, S.A. de C.V.

* GRC Medios, S.A. de C.V. is the surviving entity following a merger with Expertopolis, S.A. de C.V. (acquired by Grupo Radio Centro, S.A. de C.V. for Ps 50 in June 2001).

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


NOTE 2   Basis of consolidation and presentation

                  The accompanying consolidated financial statements include the accounts of Grupo Radio Centro and its subsidiaries, listed in Note 1, as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000. All intercompany balances and transactions have been eliminated in consolidation.

                  Convenience statements:

                  The 2002 US dollar amounts (denoted by the symbol "US$") shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 10.425/US$1.00, the noon buying rate of Mexican pesos on December 31, 2002, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

                  Certain amounts reported to the consolidated financial statements as of December 31, 2001 have been reclassified to conform to the 2002 presentation.

NOTE 3   Summary of significant accounting policies

                  The most significant accounting policies followed by Grupo Radio Centro in the preparation of its consolidated financial statements, are summarized below:

         a. Recognition of the effects of inflation:


             - The consolidated financial statements have been prepared in accordance with the guidelines set out in Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", and its amendments, issued by the Mexican Institute of Public Accountants. Therefore, the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, are expressed in constant Mexican pesos with purchasing power as of December 31, 2002, as determined by applying factors derived from the National Consumer Price Index ("INPC") published by the Banco de Mexico.


                                                                          2002          2001          2000
                                                                       ------------   ----------   ------------

                Restatement factor using Mexican Inflation                1.057           1.044          1.089


             - Capital stock, retained earnings, reserve for repurchase of shares and cumulative effect on prior years of recognition of deferred income tax include their restatement effects, determined by applying factors derived from the INPC from the

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                date of their contribution or generation. These restatements reflect the reserves required to maintain shareholders' equity accounts at constant levels.

             - Surplus on restatement of capital represents the accumulated gain from holding non-monetary assets. This gain represents the difference between the value of non-monetary assets, recorded at acquisition cost as compared to the value of the assets as restated using factors derived from the INPC.

             - (Gain) loss on net monetary position represents the effects of inflation, as measured by the INPC, on the net monetary assets and liabilities held during the year.

             - Comprehensive cost of financing consists of interest income and expense, foreign-exchange gains or losses, and the gain or loss on net monetary position.

         b.     Temporary investments:


                Stated at cost, plus interest earned, which does not exceed market value.

         c. Property and equipment:


                The Company recognizes the effects of inflation through adjustments in general price levels by applying factors derived from the INPC. Related depreciation is calculated based on estimated useful lives of assets, as determined by independent appraisers, both for acquisition costs and restatement increases.

                During 2002, 2001 and 2000, impairment losses relating to buildings held for sale and amounting to Ps 1,687, Ps 1,373 and Ps 3,878, respectively, were recognized in other expenses in the accompanying statements of income (see Note 23).

         d.     Goodwill

                Goodwill can be amortized over a period no greater than 20 years from the date of acquisition. Amortization is calculated on the straight-line method.

         e. Income Tax ("IT"), Business Assets Tax ("BAT"), Employees Statutory Profit-Sharing ("ESPS") and Deferred Income Taxes:


                IT, BAT and ESPS expense are recognized in the period incurred, and the effects of deferred IT and ESPS are recognized, in accordance with Bulletin D-4, Accounting treatment of income tax, business assets tax and employees profit sharing ("Bulletin D-4"), effective January 1, 2000. Bulletin D-4 requires deferred IT to be determined by applying the enacted statutory income tax rate to the total temporary differences between the book value and tax value of assets and liabilities, considering when

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


                available, and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. Bulletin D-4 also requires a determination of the effect of deferred ESPS for those temporary differences, which are of non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS.

                Income taxes are computed based on the consolidated return basis and employee profit sharing is computed on a separate return basis for each entity in the consolidated group. In 1999, Grupo Radio Centro elected early to adopt the provisions of Bulletin D-4, issued by the Mexican Institute of Public Accountants, which requires recognizing the deferred tax effects of the difference in bases of assets and liabilities recognized for financial and tax reporting purposes. The cumulative initial deferred IT effects, arising from the adoption of the Bulletin, were recognized on January 1, 1999 against shareholders' equity as the "Cumulative effect on prior years of initial recognition of deferred income taxes". The effect of a statutory tax rate change is recognized in the income statement of the period in which the change occurs and is officially declared (see Note
                21).

         f. Advances from customers:


                Recognized as income when the corresponding airtime is transmitted.

         g.     Employee benefits:

                The costs related to benefits to which employees are entitled as a result of seniority premiums and pension plans in the case of union personnel, or by law or by Company grant, are recognized in the results of operations on the basis of the present value of the benefits determined under actuarial estimates, as services are rendered. The amortization of unrecognized prior service cost, changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee's estimated active service life. Other benefits to which employees may be entitled, principally severance benefits and vacations, are recognized as an expense in the year in which they are paid.

                On January 1, 2000, the Company established a pension plan for union personnel. The Company has recorded a reserve for the estimated accrued seniority premium and pension benefits, the amount of which was determined also through actuarial estimates (see Note 19).

                Other indemnities or compensation based on length of service, to which, under the terms of Mexico's current Federal Labor Law, employees may be entitled in the event of dismissal or death are charged to income in the year in which they become payable.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------



         h. Earnings per share:


                Net income per share is computed on the basis of the weighted average number of shares outstanding for the years ended December 31, 2002, 2001 and 2000.

         i. Transactions in foreign currencies:


                Recorded at the buying rate published by the Banco de Mexico (Central Bank) in 2002, which rate is comparable to the Federal Reserve Bank of New York on the dates they are entered into and/or settled. For 2001 and 2000, the rates used were at the noon buying rate of the Federal Reserve Bank of New York. Monetary assets and liabilities in foreign currencies are stated in Mexican pesos at the year-end closing rates of exchange. The exchange differences are applied to the year's results from operations.

         j. Recognition of broadcasting income:


                Recognized when the corresponding airtime is broadcast.

         k.     Barter transactions:


                The Company exchanges advertising time for products and services. Broadcasting revenue and the related airtime cost in connection with the barter of advertising time are recognized when the advertising is aired, and the cost of the goods and services received in such a barter transaction are recognized when the goods and services are used. The Company estimates that the value of these operations does not exceed market value.

         l. Use of estimates:

                The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

         m. Concentration of credit risk

                  Broadcasting Revenue:

                         The Company's principal source of revenue is generated
                  from radio broadcasting of advertising and promotions for its customers. Although the Company has several large customer accounts, none comprised more than 10% of the Company's total broadcasting revenue in 2002, 2001 and 2000.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                  Monitor Program:

     In the case of a loss of services rendered by Infored, S.A. de C.V. for the production of the Monitor program, there could be an adverse effect in the Company's results from operations.


         n. Repurchase of shares:


                In accordance with Mexico's current Stock Market Law, the Company has created a capital reserve from retained earnings, called "Reserve for repurchase of shares", to be used if the Company repurchases its shares. Shares repurchased by the Company are treated as treasury shares. Should these shares not be offered anew to the investing public within one year, the Law requires that the treasury shares be canceled, thus resulting in a reduction of common stock.



         o.     Comprehensive Income:

                The Company follows the practice of recognizing "Comprehensive Income" per the guidelines of Bulletin B-4, issued by the Mexican Institute of Public Accountants, which sets out disclosure and presentation rules concerning comprehensive income and its components.

                The total comprehensive income presented in the statement of changes in shareholders' equity, results from the performance of the Company for the period ended December 31, 2002 and is included on the balance sheet as part of shareholders' equity, pursuant to generally accepted accounting principles in Mexico as net income (loss), plus deferred income tax and any additional liability for retirement payments.

         p.     New pronouncements:

                In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities and Commitments". This Bulletin is effective January 1, 2003 and supersedes former Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and the accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


                The Company estimates that the adoption of Bulletin C-9 will not have a material effect on its financial statements.

                In January 2002, the Mexican Institute of Public Accountants issued Bulletin C-8, "Intangible Assets", which is effective January 1, 2003 and supersedes former Bulletin C-8, "Intangibles". Bulletin C-8 requires development costs to be capitalized as intangible assets if the criteria for intangible asset recognition are met. The main elements for capitalization are that costs incurred should be properly identified, there are expected future benefits, and that the company has control over such benefits. Expenditures not meeting the new criteria and incurred after the effective date of new Bulletin C-8 should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting the new criteria under Bulletin C-8. In addition, this Bulletin also requires that intangible assets acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost cannot be reasonably determined, in which case they should be reported as goodwill. Also, if there is no active market for these assets, they should be reduced to the amount of goodwill (excess of cost over book value) or to zero. These assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses.

                In 2002, the Company elected early to adopt the provisions of Bulletin C-8, which had no material effect on its financial statements.

NOTE 4   Position in foreign currencies

                  The consolidated balance sheets as of December 31, 2002 and 2001, include the following assets and liabilities in US dollars, valued at the closing year-end foreign exchange rates of Ps 10.3125 / US$ 1.00 and Ps 9.156/US$1.00, respectively:



                                                                     2002                      2001
                                                            ------------------------  -----------------------

                  Cash and marketable securities                   US$        1,187          US$       2,298
                  Liabilities(1)                                            (10,000)                 (41,171)
                                                            ------------------------  -----------------------

                  Net liabilities                                  US$      (8,813)          US$    (38,873)
                                                            ========================  =======================

(1) Corresponds to bank loans with Banco Nacional de Mexico, S.A. for US$3,500 and with BBVA Bancomer, S.A. for US$6,500.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                  At February 20, 2003, the date of these financial statements, the foreign-exchange rate was Ps 11.03/US$ 1.00.

                  As of December 31, 2002 and 2001, the net book value of the Company's property and equipment denominated in foreign currencies was as follows:

                                                                               2002               2001
                                                                         -----------------  ------------------

                  Transmission equipment                                     US$    1,929         US$   2,210
                  Studio equipment                                                  1,575               2,303
                  Helicopters                                                         500                 676
                  Other                                                               355                 403
                                                                         -----------------  ------------------

                  Net assets in US dollars                                   US$    4,359         US$   5,592
                                                                         =================  ==================

NOTE 5   Cash and temporary investments

                                                                               2002               2001
                                                                         -----------------  ------------------

                  Cash                                                     Ps         218     Ps          554
                  Short-term investments, mainly at fixed interest                 39,097              69,882
                  rates
                                                                         -----------------  ------------------

                                                                           Ps      39,315     Ps       70,436
                                                                         =================  ==================

                  Temporary investments as of December 31, 2002 and 2001 consisted primarily of deposits at fixed interest rates, with maturities of less than 90 days. Grupo Radio Centro invests its temporary excess cash in such deposits.

NOTE 6   Related parties

                  In the normal course of business, the Company may sell broadcast time or programming services to various other companies that are related through common ownership. These sales are recorded at rates not materially different from those charged to non-related entities for these types of services.

                  The Company may also purchase assets or services from these related parties. Grupo Radio Centro believes that the costs of such assets or services do not exceed the prices that could be obtained from non-related entities.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                  The Company also provides certain services to affiliated companies on terms that are more favorable than those available to non-related companies. The Company does not believe that any such service arrangements with related parties are material.

                  The Company also engages in various leasing or lending activities with such related parties. The Company believes that the terms of such leasing or lending arrangements do not significantly differ from the terms which could be obtained from or charged to non-related companies.

                  During the years ended December 31, 2002, 2001 and 2000, the Company conducted the following transactions with related parties:


                                                              2002                2001               2000
                                                       -------------------  -----------------  -----------------
                  Income:
                  -------

                  Sale of airtime and services         Ps            186    Ps          765    Ps           125
                  rendered
                  Building rent                                      265                 288                266
                  Sale of transportation equipment                   178                  --              2,167
                  Sale of computer equipment                           3                 154                201
                  Security services                                   --                  --                106
                  Recovery of expenses                               305                  --                 --
                  Other                                              189                 292                207
                  Sundry - shareholders                            2,786               2,381              4,439

                  Expenses:
                  ---------
                  Purchase of airtime and services     Ps        (2,110)      Ps     (1,387)   Ps       (2,962)
                    received
                  Fees paid to Radio Emisora                     (7,580)            (7,557)            (7,173)
                    XHSP-FM, S.A. de C.V.




                  On January 5, 2000 the Company entered into a contract with Radio Emisora XHSP-FM, S.A. de C.V., a Company owned by Francisco Aguirre Gomez, the president and a shareholder of the Company, for an indefinite term pursuant to which Radio Emisora provides promotional services to the Company. The Company incurred expenses for such services under this contract totaling Ps 7,580 (historical amount), Ps 7,557 (Ps 7,150 historical amount) and Ps 7,173 (Ps 6,500 historical amount) in 2002, 2001 and 2000, respectively.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------



NOTE 7   Other receivables

     At December 31, 2002 and 2001, the balances in other receivables consisted of the following:

                                                                               2002               2001
                                                                         -----------------  -----------------

                  Officers and employees                                   Ps       3,329     Ps       3,852
                  Other (1)                                                         2,618              1,935
                                                                         -----------------  -----------------

                                                                           Ps       5,947     Ps       5,787
                                                                         =================  =================

                  (1) At December 31, 2002 and 2001, the amounts include Ps 1,723 and Ps 1,051, respectively, for receivables from shareholders.

NOTE 8   Service agreements

     In order to manage the operations of XHFO-FM, S.A. de C.V. (the "Station"), Desarrollos Empresariales, S.A. de C.V. ("Desa"), a wholly-owned subsidiary, the Company entered on October 2, 1995 into a Service Agreement (the "Agreement") with the Station and with Comercializadora Siete de Mexico, S.A. de C.V. ("Comercializadora"). Under the terms of the Agreement, Desa was granted the right to sell the airtime of the station in exchange for providing operating and administrative services to Comercializadora and the Station.

                  On December 14, 1998, the Company entered into a Modifying Agreement (the "First Modifying Agreement") renewing and modifying the Agreement with Comercializadora and the Station. On December 30, 1998, a 24 month rights-ceding contract was signed in which the Company replaced Desa, in order to continue the operation of the Station by the Company beginning January 3, 1999. On December 15, 2000, the parties renewed the First Modifying Agreement for a term of one year.

                  On June 29, 2001, the parties entered into a second Modifying Agreement renewing and modifying the First Modifying Agreement, effective January 3, 2002 for a term of thirty-six-months. Under this agreement, the Company is entitled to a monthly fee equal to Ps 160 plus US$ 207 from the total revenues generated by the Station for providing operating and administrative services. On July 17, 2001, the Company made a deposit of US$ 2,250 to guarantee its compliance with this agreement, which deposit is to be refunded in monthly installments over the thirty-six month term.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

NOTE 9   Acquisition of Radiodifusion Red

                  Through a series of transactions effected in May 1995 and January 1996, the Company acquired from Corporacion Medcom, S.A. de C.V. all of the outstanding capital stock of Radiodifusion Red. The purchase price consisted of US$ 23 million (Ps 146,308 historical amount) paid in May 1995 and a fixed payment of Ps 241,610 (historical amount) with a contingent payment of Ps 80,500 (historical amount) paid in January 1996. The contingent payment was subject to the attainment by the radio stations owned by Radiodifusion Red of certain audience-share targets for each of the following five years.

                  For the years ended December 31, 1998, 1997 and 1996, the audience-share targets were reached. Therefore, the Company was not entitled to any refund of the contingent payment for those years. In December 1998, in connection with the Company's entering into a programming-services agreement with Infored, S.A. de C.V., and Jose Gutierrez Vivo ("Mr. Gutierrez") (see Note
11), the Company surrendered its rights to any refund of the remaining contingent payments for 2000 and 1999. The aggregate amount of Ps 80,500 corresponding to the contingent payments was capitalized as part of the purchase price and included in goodwill.

                  On September 30, 2001, the Company sold its shares of Radiodifusion Red to Desarrollos Empresariales, a subsidiary of the Company. This sale resulted in a loss for tax purposes of Ps 168,914 (Ps 159,805 historical amount) (see Note 21).



NOTE 10  Investment in GRC Publicidad

                  On April 4, 2000, Q-Tel, S.A. de C.V., spun-off certain of its operations to form a new entity, GRC Publicidad, S.A. de C.V. ("GRC Publicidad"), in contemplation of the acquisition of this entity by the Company. On May 12, 2000, Grupo Radio Centro acquired 138,039,429 shares of common stock (representing 99.93% of the total outstanding shares) of GRC Publicidad, for Ps 15,757 in cash (Ps 14,278 historical amount).

                  As of the date of the spin-off, GRC Publicidad had a net shareholders' deficit of Ps 15,757. Accordingly, Grupo Radio Centro's capital contribution was recorded as an excess of cost over net book value of the shares acquired (goodwill) (see Note 14). In addition, as of the date of acquisition, GRC Publicidad had tax loss carryforwards totaling Ps 308,696 (Ps 279,731 historical amount), and had paid Ps 30,651 (Ps 27,775 historical amount) in taxes on assets in excess of income taxes in prior years. The tax loss carryforwards can be used to offset future taxable income of Grupo Radio Centro and the tax on assets is refundable under certain conditions, in accordance with Mexico's current Income Tax Law (see Note 21).

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


NOTE 11           Infored production contract

                  On December 23, 1998, in order to continue collaborating in the production of radio shows and to establish two new joint ventures, the Company signed a new contract (the "Production Contract") with Infored, S.A. de C.V., the producer of the Monitor news and talk-show, and Mr.Gutierrez , Monitor's host, who acquired a controlling interest in Infored on the same date.

                  The Production Contract replaced the previous 10-year contract between the Company and Infored, which was to expire in 2005. Under the Production Contract, Mr. Gutierrez and Infored will continue to provide the Company with exclusive production services for news and special-event radio shows until June 30, 2015. the Company committed to air these programs on XERED-AM and XHRED-FM and affiliated radio stations. Infored also agreed to work with the Company in developing two new projects: "Monitor Internacional", which will seek to widen the focus of Monitor to an international level, and "Monitor Internet", which will seek to adapt Monitor for distribution on the Internet.

                  Under the terms of the Production Contract, Mr. Gutierrez will continue hosting Monitor until the end of 2003, or later if he so chooses, and will remain as CEO of Infored until 2015. The Production Contract prohibits Mr. Gutierrez from competing against any programming produced by Infored for the Company, and from providing radio-broadcasting-related services to any entity other than the Company, during the term of the Production Contract.

                  The Production Contract, in addition to requiring the Company to continue paying Infored for the cost of producing its shows, required the Company to pay Infored an aggregate of approximately US$ 15,400. Of this amount, US$ 4,400 and Ps 4,417 (Ps 4,003 historical amount) was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments is being amortized monthly in equal amounts through June 2015. In addition, the Company pays Infored monthly production fees based on the revenues derived from Monitor and the amount of budgeted expenses, which generally reflect increases due to Mexico's inflation rate, to cover Infored's radio programming operations.

                  Prepayments made under the Production Contract as of December 31, 2002 and 2001, were as follows:

                                                                               2002               2001
                                                                         -----------------  -----------------

                  Short-term                                               Ps       9,093     Ps       9,611
                  Long-term                                                       104,571            120,142
                                                                         -----------------  -----------------
                                                                           Ps     113,664     Ps     129,753
                                                                         =================  =================

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

     The Company also transferred to Mr. Gutierrez two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value. the Company was responsible, under separate agreements, for selling airtime, maintaining the transmission engineering equipment, and renting broadcasting buildings for these stations until February 1, 2002.



NOTE 12  Property and equipment

                  As of December 31, 2002 and 2001, the balances in property and equipment consisted of the following:


                                                        Depreciation
                                                        per annum             2002                2001
                                                     -----------------  -----------------  -------------------

Buildings                                                    2.22%      Ps      280,341    Ps        280,341
Transmission equipment                                      11.87%              105,503               92,704
Studio equipment                                            15.94%              109,569              109,371
Office furniture and equipment                              16.48%               39,737               39,185
Computer equipment                                          32.22%               54,238               52,551
Transportation equipment                                    28.30%               32,036               32,155
Helicopters                                                 18.18%               29,614               29,614
Leasehold improvements                                       5.00%               10,661                8,814
                                                                        -----------------  -------------------
                                                                                661,699              644,735

Less-- Accumulated depreciation                                                 (338,649)            (308,147)
                                                                        -----------------  -------------------
                                                                                323,050              336,588
Land                                                                            122,383              122,383
                                                                                 28,238               44,271
Buildings held for sale, net
                                                                                  3,302                3,765
Equipment in transit
                                                                        -----------------  -------------------

                                                                        Ps      476,973    Ps        507,007
                                                                        =================  ===================

                  Inmobiliaria Radio Centro, S.A. de C.V., which owns through a trust (see Note 1g) the building housing the main executive offices and studios of the Company, rented part of the building to Maxcom during 2002 and 2001. Rental income for 2002 and 2001 amounted to Ps 210 and Ps 206, respectively.

                  During the years ended December 31, 2002 and 2001, the Company reviewed the realizable values of those buildings held for sale, and determined

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

that a reduction was required in their book values of Ps 1,687 and Ps 1,373, respectively. These amounts have been recognized in other expenses in the accompanying statements of income (see Note 23).

     On September 10, 2002, the Company sold some of its obsolete fixed assets for US$2,163, resulting in a gain on sale of Ps 8,694.



NOTE 13   Deferred charges

                  As of December 31, 2002 and 2001, deferred charges consisted of the following:

                                                                             2002                2001
                                                                       -----------------  -------------------

                  Systems development projects                           Ps      5,383      Ps        5,383
                  Installation expenses                                          8,533                7,013
                  Licenses and patents                                           1,634                  271
                                                                       -----------------  -------------------
                                                                                15,550               12,667
                  Less-- Accumulated amortization                                (9,134)             (6,895)
                                                                       -----------------  -------------------

                                                                                 6,416                5,772
                  Labor liabilities (see Note 19):
                     Intangible assets                                          11,303               10,158
                                                                       -----------------  -------------------

                                                                         Ps     17,719      Ps       15,930
                                                                       =================  ===================




NOTE 14  Excess cost over net book value of net assets of subsidiaries


                  The Company purchased 33% and 67% of the outstanding shares of Radiodifusion Red on May 12, 1995 and January 9, 1996, respectively. On September 30, 2001, Grupo Radio Centro sold these shares to Desarrollos Empresariales, one of its subsidiaries. As a result of these purchases and sales, the Company recorded excess cost over book value of net assets (or goodwill) amounting to Ps 745,114 (Ps 738,339 historical amount) (see Note 9).

                  On October 18, 1996, the Company acquired from related parties 100% of the outstanding shares of Compania de Servicios Publicitarios, S.A. de C.V. (formerly Fuerza Vital). The purchase price was in excess of the book value of net assets and resulted in goodwill recorded by the Company of Ps 23,497 (Ps 12,099 historical amount).

                  As described in Note 10, the Company acquired GRC Publicidad on May 12, 2000, recognizing Ps 15,757 (Ps 14,278 historical amount) in goodwill. In accordance with accounting principles generally accepted in Mexico, goodwill is amortized using a straight-line method over the estimated period

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


required for the related investment to generate income sufficient to offset its purchase price. For the year ended December 31, 2000, GRC Publicidad, generated income of Ps 287,288 (Ps 260,333 historical amount), resulting in the full amortization of this goodwill during 2000.

                  On February 16, 2001, the Company acquired To2 Mexico, S.A. de C.V. and recorded goodwill in the amount of Ps 17,184 (see Notes 1 and 25), which is being amortized over two years from the date of acquisition.

                  On December 31, 2000, the Company acquired Radio Sistema Mexicano, S.A. de C.V. and recorded goodwill in the amount of Ps 50,640 (see Notes 1 and 24) which is being amortized over 20 years from the date of acquisition.

                  On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V., and Palco Deportivo Mexico, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On March 14, 2001, the Company acquired Servicios Corporativos Palco, S.A. de C.V., which was merged with Promo Red, S.A. de C.V. on October 1, 2001 (see Notes 1 and 25). As a result of these acquisitions the Company recorded goodwill in an aggregate amount of Ps 42,270 (Ps 38,715 historical amount), which is being amortized over 20 years from the date of acquisition.

     At December 31, 2002 and 2001, the Company had total goodwill of Ps 809,417 and Ps 882,413, respectively, which, except as otherwise noted above, is being amortized over 20 years from the date of acquisition of the relevant subsidiary.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

NOTE 15  Notes payable

                  At December 31, 2002 and 2001, notes payable consisted of the following:

                                                                             2002                2001
                                                                       -----------------  -------------------
                  Short-term:
                  Scotiabank Inverlat, S.A.                  (a)        Ps      79,757      Ps       75,488
                  BBVA Bancomer, S.A.                        (b)                67,031               58,067
                  Banco Nacional de Mexico, S.A.             (c)                36,094               19,695
                  Ixe, S.A. de C.V.                          (d)                    --               19,699
                                                                       -----------------  -------------------
                                                                               182,882              172,949

                  Long-term:
                  Scotiabank Inverlat, S.A.                  (a)               158,487              225,496
                                                                       -----------------  -------------------

                                                                         Ps    341,369      Ps       398,445
                                                                       =================  ===================


--------------------

Notes:

(a) Represents payment obligations under a loan agreement and related promissory note in the amount of US$ 35,000 dated October 30, 2000, initially bearing interest payable quarterly at an annual rate of LIBOR + 3.25% (8.945% at December 31, 2000), with principal payable semi annually from April 30, 2001 to October 31, 2005. On April 17, 2001, the loan agreement and promissory note were amended to change the annual interest rate to LIBOR + 3.00% (5.54% as of December 31, 2001) beginning on May 1, 2001, and to delay the first payment of principal of US$ 3,900 until October 31, 2001.


     The loan agreement contains covenants requiring the Company to maintain certain financial ratios and to comply with other financial conditions that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, pledge its assets and enter into transactions with affiliates except those required in the normal course of its operations. As of December 31, 2001, the Company was not in compliance with the covenants requiring that the Company maintain a certain ratio of total liabilities to EBITDA, (operating income before deducting depreciation and amortization), as defined in the loan agreement and a certain level of tangible capital (shareholders' equity minus deferred taxes, guaranteed deposits, prepaid expenses, investments in subsidiaries, intangible assets (including goodwill), deferred charges and accounts receivable with respect to affiliates and subsidiaries), as defined in the loan agreement. The Company has obtained a waiver from Scotiabank Inverlat of its non-compliance with the tangible capital financial covenant through December 31, 2001 and the total liabilities to EBITDA financial covenant through March 31, 2002. Scotiabank Inverlat additionally agreed to amend the total liabilities to EBITDA financial covenant in the loan agreement to increase the ratio permitted through December 31, 2003. As a condition to the granting of the waiver and the amendment, the Company agreed to convert US$ 13,600 of the amount outstanding under the loan agreement from U.S. dollars into Mexican pesos, to pay interest equal to the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or
     TIIE) plus 2.00% on the converted portion of the loan and to not pay any dividends for so long as the Company is not in compliance with any of the financial covenants in the loan agreement as amended. On December 10, 2002 the loan agreement was amended to convert the denomination of the remaining US$ 23,300 of the outstanding balance from U.S. dollars to Mexican pesos at a variable interest rate of TIIE + 2.00% to 3.25%, depending on certain financial ratios. Principal payments are due semi-annually beginning April 30, 2003 and interest payments are due quarterly.



(b) Represents payment obligations under two promissory notes. The first promissory note, dated July 30, 2001, is in the amount of US$ 5,000 with an annual interest rate of 4.95% and principal and interest payable January 25, 2002. On January 25, 2002, the maturity of the first promissory note was extended to July 24, 2002 and the annual interest rate was decreased to 3.14%. On July 24, 2002, the first promissory note was extended to January 17, 2003 and the annual interest rate was modified to LIBOR + 1.35% (3.403% as of December 31, 2002). The second promissory note, dated April 5, 2002, was in the amount of US$ 700 with an annual interest rate of LIBOR + 0.63135% and principal and interest payable on August 2, 2002. On August 2, 2002, the promissory note was increased to US$ 1,500 at an annual interest rate of LIBOR + 1.1985% (3.50421% as of December 31, 2002). Principal and

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

     interest on the second promissory note were payable on January 17, 2003. On January 17, 2003, both promissory notes were combined and their maturities extended. This combined promissory note, in the amount of US$ 6,500 with an annual interest rate of 2.5%, was paid on May 19, 2003. On this date, the Company contracted a new short-term loan in the amount of Ps 50.0 million, bearing interest at an annual rate of 6.90%, scheduled to mature on July 17, 2003.

(c) Represents a payment obligation under a promissory note dated March 19, 2002, in the amount of
     US$ 3,500 with an annual interest rate of 3.58% and principal and interest initially payable on September 13, 2002. On September 13, 2002, the promissory note was extended and its annual interest rate decreased to 3.21% with principal and interest payable on November 12, 2002. On November 12, 2002, the promissory note was extended to January 10, 2003 and the annual interest rate lowered to 3.20%. On January 10, 2003, the promissory note was extended and its annual interest rate was lowered to 2.78%. The principal and interest were paid at maturity on March 11, 2003.

(d) Represents a payment obligation under a promissory note, dated July 12, 2001, in the amount of US$ 2,036, bearing an annual interest rate of LIBOR + 2.6% (4.54% as of December 31, 2001), with interest paid monthly and principal paid on January 15, 2002.

     The US dollar balances were converted to pesos at the foreign-exchange rate of Ps 10.3125/US$ 1.00 in 2002 and Ps 9.156/US$ 1.00 in 2001.


NOTE 16  Advances from customers


                  Advances from customers amounted to Ps 40,821 and Ps 86,426 as of December 31, 2002 and 2001, respectively, representing deposits from customers for future advertising. These advances are recognized as income when the corresponding air time is broadcast. For tax purposes, income is recognized when the advances are received (see Note 21).

NOTE 17           Suppliers and other accounts payable

                  At December 31, 2002 and 2001, suppliers and other accounts payable consisted of the following:

                                                                             2002                2001
                                                                       -----------------  -------------------

             Media and service suppliers                                 Ps     53,054      Ps       64,751
             Salaries and fees payable                                           5,151                8,642
             Interest                                                            2,801                4,060
             Employee profit sharing                                               988                1,084
             Other                                                               2,250                4,113
             Former  owners of Radio  Sistema  Mexicano,  S.A. de                   --               11,419
               C.V. (see Note 24)
                                                                       -----------------  -------------------

                                                                         Ps     64,244      Ps       94,069
                                                                       =================  ===================

NOTE 18  Income taxes and other taxes payable

                  At December 31, 2002 and 2001, income tax and other taxes payable were comprised of the following:

                                                                             2002                2001
                                                                       -----------------  -------------------

                  Taxes on wages and salaries                            Ps      5,664      Ps        6,729
                  Value-added tax                                                7,655                   --
                                                                       -----------------  -------------------

                                                                         Ps     13,319      Ps        6,729
                                                                       =================  ===================

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


NOTE 19 Seniority premiums

                  The Company maintains a reserve to cover seniority premiums and pension plan liabilities. This reserve was determined through actuarial studies using the projected unitary cost method, in accordance with Bulletin D-3, issued by the Mexican Institute of Public Accountants.

                  The actuarial calculations as of December 31, 2002 and 2001, are summarized below:




                                                                  2002                             2001
                                              ----------------------------------------------  ----------------
                                                Seniority        Pension         Total           Seniority
                                                 premium          Plan                          Premium and
                                                                                               pension plan
                                              ---------------  ------------  ---------------  ----------------
Changes in projected-benefit liabilities
Projected-benefit liabilities at the            Ps    20,493   Ps      997     Ps    21,490   Ps       19,245
    beginning of the year
Service cost                                           1,626            62            1,688             1,328
Interest cost                                            861            39              900               792
Actuarial gain                                         3,040           (34)           3,006               312
Benefits paid                                           (169)          (19)            (188)             (187)
                                              ---------------  ------------  ---------------  ----------------
Projected-benefit liabilities at the end        Ps    25,851   Ps    1,045     Ps    26,896   Ps       21,490
  of the year
                                              ===============  ============  ===============  ================

Assets of the plan                              Ps         0   Ps        0     Ps         0   Ps            0
                                              ===============  ============  ===============  ================
Funded status
                                                Ps   (25,851)  Ps   (1,045)    Ps   (26,896)  Ps      (21,490)
Unrecognized net actuarial loss                        2,439           171            2,610              (639)
Unrecognized prior service costs                      10,388            60           10,448            12,435
                                              ---------------  ------------  ---------------  ----------------

Net accrued benefit obligation                  Ps   (13,024)  Ps     (814)    Ps   (13,838)    Ps     (9,694)
                                              ===============  ============  ===============  ================
Accrued benefit obligation
                                                Ps    24,191   Ps      950     Ps    25,141     Ps     19,852
                                              ===============  ============  ===============  ================
Additional liability (seniority    premiums)
                                                Ps    11,167   Ps      136     Ps    11,303     Ps     10,158
                                              ===============  ============  ===============  ================
Intangible assets (see Note 13)
                                                Ps    11,167   Ps      136     Ps    11,303     Ps     10,158
                                              ===============  ============  ===============  ================

Total labor liabilities                         Ps    24,191   Ps      976     Ps    25,167     Ps     19,732
                                              ===============  ============  ===============  ================

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


Weighted-average assumptions at December 31,
                                                                          2002                     2001
                                                             -------------------------------  ----------------
                                                               Seniority        Pension          Seniority
                                                                Premium           Plan            Premium
                                                             --------------  ---------------  ----------------

Discount rate (real rates)                                       4.00%           4.00%        4.00%
Increase in compensation rates (real rates)                      1.00%           1.00%        1.00%
Amortization period of the transition liability (years)          5.08            14.99        6.08 and
                                                                                              15.99



Components of net cost of benefits for the year

                                                                    2002                             2001
                                                ----------------------------------------------  ---------------
                                                  Seniority        Pension                        Seniority
                                                   premium          Plan           Total           Premium
                                                ---------------  ------------  ---------------  ---------------

Service cost                                    Ps       1,626   Ps       65     Ps     1,691     Ps     1,329
Interest cost                                              861            41              902              793
Amortization of prior service cost                       2,486            17            2,503            1,986
                                                ---------------  ------------  ---------------  ---------------
                                                ---------------  ------------  ---------------  ---------------

Net cost for the year                           Ps       4,973   Ps      123     Ps     5,096     Ps     4,108
                                                ===============  ============  ===============  ===============

NOTE 20  Shareholders' equity


     The shareholders of the Company approved the following changes in the Company's capital structure during 2002 and 2001:

         During 2002:


                  a) Repurchase from the public market of 1,230,400 shares, representing 0.7% of outstanding shares and totaling Ps 4,725 (Ps 4,576 historical amount).


                  During 2001:


                  a) The reserve for repurchase of shares was increased by Ps 21,837 (Ps 20,000 historical amount).
                  b)      Payments of dividends amounting to Ps 125,561
                         (Ps 115,000 historical amount).

                  After the aforementioned changes, as of December 31, 2002, the capital stock of the Company was comprised of 247,414,768 authorized common nominative shares, representing the minimum fixed capital with no withdrawal

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

rights, of which 162,724,561 shares were outstanding and fully paid for and 84,690,207 shares were treasury share. Shares of stock may only be owned by Mexican investors. Capital stock is represented by shares with no par value, and valued as follows:


                                                                                          Amount Shares
                                                                                      -----------------------

Total authorized capital stock                                                                247,414,768
Treasury shares                                                                               (84,690,207)
                                                                                      -----------------------

Total outstanding capital stock                                                               162,724,561
                                                                                      =======================
Fixed capital stock, subscribed to and paid for                                          Ps       841,118
Increase from restatement to express in constant Mexican                                          190,021
   pesos with purchasing power as of December 31, 2002
                                                                                      -----------------------

                                                                                         Ps     1,031,139
                                                                                      =======================



The changes in the number of outstanding shares as of ended December 31, 2002 and 2001, were as follows:

                                                                        2002                   2001
                                                                ---------------------  ----------------------

Shares outstanding at the beginning of the year                         163,954,961             163,954,961
                                                                =====================  ======================

Shares outstanding at the end of the year                               162,724,561             163,954,961
                                                                =====================  ======================

Capital stock at the end of the year, expressed in constant Mexican pesos with purchasing power as of December 31, 2002
                                                                  Ps      1,031,139      Ps       1,037,698
                                                                =====================  ======================

                  Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2002 and 2001, was Ps 22,179 and Ps 21,310, respectively.

                  If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN and CUFINRE in Note 21). In accordance with the new Mexican Income Tax Law, the statutory income tax rate

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

is 35% for 2002. However this rate will change to 34% for 2003, 33% for 2004 and 32% for 2005 and subsequent years.



NOTE 21  Income taxes

                  Taxable income differs from accounting income due to permanent differences, principally due to non-deductible expenses (primarily for goodwill) and on items included in the income statement to reflect the effects of inflation, and to timing differences affecting accounting and taxable income in different periods.

                  A reconciliation of the statutory rate to the effective income tax rate for the years ending December 31, 2002 and 2001 is as follows:


                                                                          2002                   2001
                                                                   --------------------  ---------------------

Statutory tax rate                                                         35.0%                  35.0%
Recognition of the effects of inflation                                    50.2%                 (19.1%)
Nondeductible expenses (primarily goodwill)                                392.4%                185.0%
Utilization and recognition of benefits of tax loss
carryforwards                                                             (615.6%)              (249.0%)
                                                                   --------------------  ---------------------

Effective income tax (benefit) rate                                       (138.0%)               (48.1%)
                                                                   ====================  =====================

                  Provisions for income tax and employee profit sharing for the years ending December 31, 2002 and 2001 were as follows:

                                                                          2002                   2001
                                                                   --------------------  ---------------------

Current income tax payable                                           Ps          2,575     Ps           1,240

Tax on assets                                                                    2,159                  1,790
Deferred income tax benefit                                                    (12,949)                (9,005)
                                                                   --------------------  ---------------------

Total income tax (benefit)                                                      (8,215)               (5,975)
                                                                   --------------------  ---------------------

Current employee profit sharing                                                    733                    685
Deferred employee profit sharing                                                  (649)                  (482)
                                                                   --------------------  ---------------------

                 Total employee profit sharing                                      84                    203
                                                                   --------------------  ---------------------

                             Total                                   Ps         (8,131)    Ps          (5,772)
                                                                   ====================  =====================

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                  Beginning in 1999, determination of the consolidated income tax for the Mexican companies took into account a maximum of 60% of the taxable income or loss of each of the subsidiaries. In addition, commencing in 1999, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 have been included in proportion to the Company's equity ownership of such subsidiaries at the end of the period. Beginning in 2002, in the determination of consolidated income tax, 60% of the taxable result of the controlling entity should be taken into account, unless such entity obtains taxable income, in which case 100% should be taken into account, until the restated balance of the individual tax loss carryforwards that accrued before 2001 are amortized.

                  The current income tax liability corresponds to the tax on 40% of the taxable income of the subsidiaries that is not subject to consolidation for income tax purposes and excluded from any operating loss carryforward benefits available at the consolidated level.

                  Beginning in 2002, a new income tax law became effective in Mexico, establishing that the income tax rate will be decreased from 35% by 1% each year, beginning in 2003 until it reaches 32% in 2005.

                  In 1999, Grupo Radio Centro elected early to adopt the provisions of Bulletin D-4, issued by the Mexican Institute of Public Accountants, which requires recognizing the income tax effects of the differences in bases of assets and liabilities between financial accounting and accounting for tax reporting purposes.

                  In prior years through December 31, 1998, Grupo Radio Centro had recognized the effects of deferred taxes for certain timing differences expected to reverse over a definite period of time. The Company's early adoption of Bulletin D-4 gave rise to additional deferred taxes resulting in a net deferred tax expense of Ps 3,068 recognized in the statement of income for the year ended December 31, 1999. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 resulted in additional deferred tax liabilities of Ps 86,184 to be recognized. The cumulative effects of deferred income tax from companies acquired during 2002 and 2001 was Ps 56 and Ps 892, respectively. This cumulative effect as of December 31, 2002 stands at Ps 87,132 and is presented as a separate component in shareholders' equity

                  In accordance with Mexico's Income Tax Law, tax loss carryforwards are subject to restatement for inflation and may be used to offset taxable income over the ten years following their generation. As of December 31, 2002, the Company's restated cumulative tax loss carryforwards were as follows:

                       Fiscal year             Amount                             Expiration year
                        incurred
                      --------------           -------------------                -----------------

                          1993                   Ps         2,166                       2003
                          1994                              2,495                       2004
                          1995                              5,346                       2005
                          1996                              1,587                       2006
                          1997                                 25                       2007
                          1998                              1,876                       2008
                          1999                             25,778                       2009
                          2001                              7,829                       2011
                                               -------------------

                                               Ps          47,102
                                               ===================

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

         In accordance with Mexico's Income Tax Law, if, in any given year, the Company pays an amount of tax on assets in excess of the amount of income tax payable, this excess may be used to offset income taxes payable in excess of tax on assets payable in any of the ten years following such year. As of December 31, 2002, the excess of tax on assets paid over income taxes payable was as follows:

                       Fiscal year             Amount                             Expiration year
                        incurred
                      --------------           -------------------                -----------------

                          1993                 Ps           8,244                       2003
                          1994                              7,633                       2004
                          1995                              4,909                       2005
                          1996                              4,242                       2006
                          1997                              2,929                       2007
                          1998                              1,218                       2008
                          1999                              1,354                       2009
                                               -------------------

                                               Ps          30,529
                                               ===================

     During 2002, the Company offset its taxable income by utilizing tax loss carryforwards in the amount of Ps 76,604 (historical amounts) from GRC Medios, S.A. de C.V. and Ps 99 from Radio Sistema Mexicano, S.A. de C.V.

     In 2001, the Company offset its taxable income by utilizing tax loss carryforwards in the amounts of Ps 5,488 from Palco Deportivo Multimedia, S.A. de C.V., Ps 10,162 from Palco Deportivo Mexico, S.A. de C.V., Ps 1,270 from Palco Deportivo.Com, S.A. de C.V. and Ps 58,765 from GRC Medios, S.A. de C.V. In addition, in 2001, the Company had a tax deduction of Ps 5,164 as a result of the tax loss incurred in the sale of its shares of Radiodifusion Red, S.A. de C.V. (see Note 9).

         The balance of deferred taxes as of December 31, 2002 and 2001, consists of the following components:

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------



                                                                            2002                 2001
                                                                     -------------------  --------------------

Prepaid expenses for Infored services                                  Ps      (40,280)      Ps       (46,420)
Property and equipment                                                         (75,755)               (84,373)
Advances from customers                                                        13,879                 30,249
Labor liabilities                                                              10,980                  4,309
Tax loss carryforwards                                                          8,241                     --
Other                                                                           2,154                   3,100
                                                                     ------------------  ---------------------

Net deferred tax  liability                                            Ps     (80,781)       Ps      (93,135)
                                                                     ==================  =====================



                  Income taxes and employee profit sharing are calculated using the liability method which requires recognizing deferred tax assets and liabilities based on differences in bases of assets and liabilities between financial accounting and accounting for tax reporting purposes. The current tax rate is used to determine the deferred tax assets and liabilities.

                  Within the surplus from restatement of capital as of December 31, 2000, is the recognition of Ps 4,005 corresponding to the effects of deferred taxes derived from the difference of the property and equipment balance as of that date and the acquisition cost of these same assets as restated through the application of factors derived from the INPC, as published by the Banco de Mexico.

                  The net fiscal profit account for tax purposes (the "CUFIN") represents the amount of accumulated earnings which may be distributed without additional corporate tax charge to the Company. As of December 31, 2002, this account amounted to Ps 269,830.

                  The reinvested net fiscal profit account for tax purposes (the "CUFINRE") represents the amount of accumulated earnings which, when distributed, will be subject to the payment of additional income tax by the Company (at rates of approximately 5% multiplied by a factor of 1.5385 on amounts earned in 2000 and 3% multiplied by a factor of 1.5385 on amounts earned in 1999), until such time as the total additional income tax equals 35% of the taxable earnings corresponding to the year of generation. As of December 31, 2002 and 2001, this account amounted to Ps 0.

                  As of December 31, 2002, capital stock, restated for tax purposes, which constituted the capital contributions account, amounted to Ps 1,052,243.



NOTE 22  Senior management bonuses

                  The Company has a policy of awarding bonuses to its senior executives based on, among other factors, the results of the Company's annual operations and individual performance. During 2002 payment for this policy was not approved. However as of December 31, 2001, payments made under this policy and approved by the Compensation Committee amounted to Ps 2,852, and were recorded as general and administrative corporate expenses.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

NOTE 23  Other expenses, net

                  The components of other expenses, net, during the years ended December 31, 2002, 2001 and 2000 were as follows:

                                                                   2002                2001               2000
                                                            -------------------  -----------------  -----------------
Income:
Sale of equipment                                           Ps           6,776   Ps            --   Ps            --
Other                                                                    4,498              3,978              1,689
Sale of surplus broadcasting supplies  to affiliates                     1,843              1,520              1,346
  of Organizacion de Impulsora de Radio
Leasing and maintenance of properties                                      265                288                266
                                                            -------------------  -----------------  -----------------

               Total other income                                       13,382              5,786              3,301
                                                            -------------------  -----------------  -----------------
Expenses:
Losses incurred by affiliated start-up Internet        (a)             (16,448)           (24,254)                --
companies
Fees to Executive Committee                                            (15,264)           (15,525)           (14,999)
Reduction in book value of buildings held for sale                      (1,687)            (1,373)            (3,878)
  (see Note 12)
Maintenance and leasing costs                                          (10,350)           (10,336)            (8,664)
Compliance with securities regulations and corporate                    (6,569)            (7,768)            (9,312)
  restructuring expenses
Arbitration costs                                      (c)             (5,978)                 --                  --
Internet subscription                                                   (1,663)            (3,694)            (2,103)
Donation                                                               (2,000)                  --                 --
Cancellation of projects                                                    --             (2,997)            (6,873)
Loss on sale of equipment                                                   --               (290)            (3,094)
Indemnities to employees                               (b)                   --            (4,521)              (941)
Payroll taxes from previous years                                           --                  --            (9,102)
Other                                                                  (3,902)             (8,112)            (5,622)
                                                                   ------------  -----------------  -----------------

                 Total other expenses                                  (63,861)           (78,870)           (64,588)
                                                            -------------------  -----------------  -----------------
Net other expenses
                                                                Ps     (50,479)    Ps     (73,084)    Ps     (61,287)
                                                            ===================  =================  =================

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------



--------------------

Notes:

       (a) During 2001, the Company acquired To2 Mexico, S.A. de C.V., a company owning the Internet website www.to2.com, and Palco Deportivo.Com, S.A. de C.V., a company owning the Internet website www.palcodeportivo.com (see
       Note 25). In 2002 and 2001, these companies and certain related companies owned by the Company incurred losses of Ps 4,603 and Ps 11,845, and Ps 15,057 and Ps 9,197, respectively.

       (b) In recent years the Company restructured and downsized its administrative and operating departments, with a consequent reduction in personnel. This resulted in severance payments, which were charged to other expenses.

       (c) In 2002, the Company paid legal fees for arbitration commenced by Jose Gutierrez Vivo in May 2002.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------



NOTE 24           XEN-AM agreement

                  On March 31, 2001, the Company entered into two agreements in contemplation of its acquisition of Radio Sistema Mexicano, S.A. ("RSM"), the owner of the concession for the radio station XEN-AM.

                  Pursuant to an operating agreement entered into with La Telera Post, S.A. de C.V., the Company agreed to manage and operate XEN-AM. To guarantee the performance of its obligations under the operating agreement, the Company paid to the Sellers (as defined below), on behalf of La Telera Post, a deposit of US$ 3,500, from which a monthly fee of US$ 80 was deducted and paid to La Telera Post.

                  Pursuant to a stock purchase agreement entered into with Teresa Guadalupe Vale Castilla, Javier Vale Castilla and Juan Antonio Hernandez Venegas (together, the "Sellers"), the Company agreed to purchase, through its subsidiary Desarrollos Empresariales, S.A. de C.V., all of the capital stock of RSM on March 1, 2002, subject to the approvals of the Mexican Ministry of Communication and Transport and the Federal Competition Commission, for a purchase price of approximately US$ 3,400. To guarantee its performance under the stock purchase agreement, the Company agreed to make monthly deposits of US$ 167 up to the closing date, which amounts would be applied to the purchase price.

                  The agreements provided that, on the closing date, the Company would use approximately US$ 1,630 of the deposit under the operating agreement to pay La Telera Post primarily in connection with the termination of a marketing services contract between La Telera Post and RSM (US$ 1,100) and facilitation of the transaction (US$ 530), and would pay the remaining balance of the deposit, together with US$ 500 in cash, to the Sellers in satisfaction of the balance of the purchase price after application of the deposits under the stock purchase agreement.

                  On July 12, 2001, the Federal Competition Commission approved the purchase of RSM by the Company, and on December 31, 2001, the parties consummated the transaction. Upon consummation of the transaction, the Company credited US$1,630 of the deposit under the operating agreement to La Telera Post as described above. As of December 31, 2001, Ps 11,419 was liquidated during 2002 by the Company to the Sellers, including the remaining deposits under the purchase agreement to be credited against the purchase price and US$ 500 in cash to be paid in satisfaction of the balance of the purchase price. This amount is accounted for under Suppliers and other accounts payable (See Note 17). The purchase of RSM by the Company remains subject to the approval of the Mexican Ministry of Communication and Transport.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------



NOTE 25 Investments in Palco Deportivo and To2 Mexico

Palco Deportivo


                   On March 14, 2001 the Company acquired Palco Deportivo.Com, S.A. de C.V. (which was merged with Enlaces Troncales, S.A. de C.V. on October 1, 2001, a company providing sports-related content for radio, television, various print media and its own Internet portal (see Note 1). In connection with this acquisition, the Company paid a purchase price of US$ 4,000 and assumed liabilities of US$ 700.

                   Also on March 14, 2001, in connection with its purchase of Palco Deportivo.Com, the Company acquired Servicios Corporativos Palco, S.A. de C.V. (which was merged with Promo Red, S.A. de C.V. on October 2, 2001 (see Note
1) and assumed an exclusive employment contract with Alfredo Dominguez Muro providing that he will continue to be host of Palco Deportivo radio programming through 2015.

To2 Mexico

                   On February 16, 2001, the Company purchased from Polom, S.A. de C.V. 100% of the shares of To2 Mexico, S.A. de C.V., an Internet portal company and owner of the website www.to2.com In connection with this acquisition, the Company paid a purchase price of US$ 900 and assumed liabilities owing to various Mexican and foreign companies in an aggregate amount of up to US$ 1,250.

                   On April 2, 2001, To2 Mexico spun-off certain of its operations to form GRC Medios, S.A. de C.V. The Company owns 99.9% of the shares of this new company.

                   As of March 26, 2001, GRC Medios, S.A. de C.V. had Ps 150,020 (Ps 139,681 historical amount) of tax loss carryforwards that could be used to offset future taxable income of the Company on its consolidated tax return.



NOTE 26           Contingencies

                  On May 7, 2002 the Company received a notice from Jose Elias Gutierrez Vivo and Infored, S.A. de C.V. initiating an arbitration proceeding pursuant to which they seek recission of the Production Contract entered into on December 23, 1998 (see Notes 9 and 11) and damages. The arbitration proceedings continue, and the Company expects the arbitration panel to render a decision on or before August 31, 2003. Although the Company believes it has valid defenses against the claims presented in the arbitration notice based on the relevant provisions of the contract, there can be no assurance that the Company will prevail on any of these claims.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


NOTE 27           Significant differences between Mexican and US GAAP

         The financial statements of the Company are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP").


         Except for inflation accounting, Mexican GAAP are, in general terms, similar to generally accepted accounting principles in the United States ("US GAAP"). However, there are other areas in which Mexican accounting standards and practices differ from the requirements of US GAAP.

         The major differences between Mexican and US GAAP are as follows:

Recognition of the effects of inflation on financial information:

         The provisions of Bulletin B-10 and its amendments relating to the recognition of the effects of inflation on financial information have no counterpart under US GAAP. However, as Mexican GAAP includes the effects of inflation in the primary financial statements, the US Securities and Exchange Commission does not require the reversal of the restatement of the financial statements recognizing the effects of inflation.


Deferred income taxes:

         In 1999, the Company elected early to adopt the provisions of Bulletin D-4, issued by the Mexican Institute of Public Accountants, which requires recognizing the income tax effects of the differences in bases of assets and liabilities for financial accounting and accounting for tax reporting purposes, similar to US GAAP.


         As under US GAAP, the Company recognized deferred taxes in prior years for Mexican GAAP purposes for certain timing differences, such as advances from customers and certain prepaid expenses, expected to reverse over a definite period of time (see Note 21).

         As a result of the Company's early adoption of Bulletin D-4 in 1999, there were no differences related to deferred taxes that had to be reconciled between Mexican and US GAAP for financial statement purposes for the years ended December 31, 2002 and 2001, except for the balance sheet classification of deferred taxes, under US GAAP, as current and non-current.

         Mexican GAAP requires that all deferred taxes be classified as long term on the balance sheet; however, under US GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting. An analysis of the balance of deferred taxes in accordance with US GAAP, as of December 31, 2002 and 2001, is as follows:

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                                         2002               2002               2001                 2001
                                   -----------------  -----------------  ------------------   -----------------

Current deferred tax:

  Advances from customers             US$     1,331      Ps     13,879      US$      2,901      Ps      30,249
  Other reserves                                207              2,154                 297               3,101
  Prepaid expenses for Infored                 (309)            (3,222)               (323)             (3,364)
    services
                                   -----------------  -----------------  ------------------   -----------------
  Net current deferred asset                  1,229            12,811                2,875              29,986
Non-current deferred tax
  Liability :
  Long-term
  Tax loss carryforwards                        790              8,241                  --                  --
  Prepaid expenses and labor                 (2,501)           (26,078)             (3,716)            (38,748)
    liabilities
  Property and equipment, net                (7,266)           (75,755)             (8,092)            (84,373)
                                   -----------------  -----------------  ------------------   -----------------
  Net long-term deferred tax          US$    (7,748)     Ps    (80,781)     US$     (8,933)     Ps     (93,135)
    liability                      =================  =================  ==================   =================

Statement of changes in financial position:

         Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources resulting in differences between beginning and ending financial statement balances in constant Mexican pesos.

         The changes in the consolidated financial statement balances included in this statement constitute cash-flow activity stated in constant Mexican pesos (including monetary gains, which are considered cash gains in the financial statements presented in constant Mexican pesos).

         In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos is presented as a resource applied to financing activities, and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, "Statement of Cash Flows", under US GAAP however, does not provide guidance with respect to inflation-adjusted financial statements. If the gain from net monetary position were treated as a component of financing activities for US GAAP purposes, funds provided by operating and financing activities would be as follows:

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------




                                                2002                2002                 2001                 2000
                                          -----------------   ------------------  -------------------  -------------------

Operating activities:
Resources provided by operations, per
   Mexican GAAP                               US$    3,709        Ps     38,673         Ps   149,123         Ps   451,940

Less-- gain on monetary position on
  current and long-term debt                        (1,974)             (20,585)             (18,458)             (12,046)
                                          -----------------   ------------------  -------------------  -------------------
Resources provided by operations, per
   US GAAP                                    US$    1,735         Ps    18,088         Ps   130,665         Ps   439,894
                                          =================   ==================  ===================  ===================
Financing activities:
Resources applied to financing
  activities, per Mexican
   GAAP                                        US$  (5,927)        Ps   (61,801)          Ps (96,888)         Ps (342,406)

Plus-- gain on monetary  position on
  current and long-term debt                         1,974               20,585               18,458               12,046
                                          -----------------   ------------------  -------------------  -------------------

Resources applied to financing
  activities, per US GAAP                   US$    (3,953)         Ps   (41,216)         Ps (78,430)        Ps  (330,360)
                                        ===================   ==================  ===================  ===================

Supplemental cash-flow information:
  Interest paid                               US$    1,147        Ps     19,162         Ps    29,374        Ps     12,855
                                          =================   ==================  ===================  ===================

  Taxes paid                                  US$    1,113        Ps     11,807         Ps     49,644       Ps      46,272
                                          =================   ==================  ===================  ===================

Personnel compensation and seniority premiums:

         Under Mexican GAAP, vacation expense is recognized when taken rather than in the period it is earned by the employee, as is required under US GAAP.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

         The Company is required under the Mexican Labor Law to pay seniority premiums to certain employees upon termination of employment. Beginning in 2000, the Company established a pension plan for unionized personnel. The Company determines its liabilities with respect to such benefits based upon actuarial studies, which is similar to the US GAAP criteria of SFAS 87, "Employee Accounting for Pensions".

Minority interest:

         Under Mexican GAAP, the minority interest in subsidiaries must be included as a component of shareholders' equity. In accordance with US GAAP, minority interest in subsidiaries is generally shown below liabilities on the balance sheet.

Goodwill:

         Under Mexican and US GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset ("goodwill"). Under US GAAP, however, goodwill arising from entities under common control is not recognizable. In addition, under US GAAP, effective January 1, 2002, goodwill is no longer amortized but instead is tested for impairment at least annually. For Mexican GAAP purposes, goodwill is amortized based on the estimated useful lives of the assets calculated on the straight-line method.

Other expenses, net:

Under Mexican GAAP, certain net expenses are classified as non-operating on the Company's statement of income. Under US GAAP, some of these net expenses are classified as operating expenses.

Convenience statements:

         The 2002 US dollar amounts (denoted by the symbol "US$") shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 10.425/US$1.00, the noon buying rate of Mexican pesos on December 31, 2002, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


         The following is a summary of the estimated adjustments to net income and shareholders' equity that would have been required had the Company applied US GAAP instead of Mexican GAAP:



                                            2002                 2002                 2001               2000
                                     ----------------------------------------   -----------------  -----------------

Net  income, as  recorded  under
  Mexican GAAP                          US$         209     Ps        2,178       Ps       17,763  Ps        246,083
US GAAP adjustments:
 Amortization of
  goodwill
  arising from entities under                       146               1,524                1,524              1,524
  common control
 Amortization of goodwill                          6,677               69,605                   -                  -
                                     -------------------  -------------------   -----------------  -----------------
 Minority interest                                   (1)                 (14)                (16)              (216)
                                     -------------------  -------------------   -----------------  -----------------

  Net income under US GAAP              US$       7,031     Ps        73,293      Ps      19,271     Ps     247,391
                                     ===================  ===================   =================  =================
Net income per share (basic and         US$        0.04     Ps          0.44      Ps        0.11     Ps        1.45
  diluted) under US GAAP             ===================  ===================   =================  =================
Average common shares outstanding
  (000's)                                       163,235              163,235             163,918            170,512
                                     ===================  ===================   =================  =================

If SFAS No. 142 had been in effect prior to January 1, 2002, our reported net income, net income per share and shareholders' equity would have been as follows:




                                            2002                 2002                 2001                2000
                                     -------------------  -------------------   -----------------  -------------------
Net income under US GAAP:               US$    7,031        Ps        73,293      Ps      19,271        Ps     247,391

  Goodwill amortization                          -                   -                     73,931               72,507
                                     -------------------  -------------------   -----------------  -------------------
  Adjusted                              US$        7,031    Ps         73,293     Ps       93,202      Ps     319,898-
                                     ===================  ===================   =================  ===================

  Net income per share under US
    GAAP:                            US$            0.04    Ps           0.44     Ps         0.11      Ps         1.45

  Effect of goodwill amortization
                                                 -                   -                       0.45                 0.42
                                     -------------------  -------------------   -----------------  -------------------
  Adjusted                           US$            0.04    Ps           0.44     Ps         0.56      Ps         1.87
-------------------------------------===================  ===================   =================  ===================

Shareholders' equity under Mexican      US$   110,751       Ps     1,154,630      Ps     1,157,992       Ps     1,265,882
  GAAP


                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------



US GAAP adjustments:
  Goodwill arising from entities                 (1,804)             (18,804)              (20,328)              (21,852)
    under common control
  Amortization of goodwill                        6,677               69,605               -                     -
  Minority interest                                 (52)                (538)                 (524)                 (508)
                                     -------------------  -------------------   -------------------  --------------------
                                                   4,821               50,263              (20,852)              (22,360)
                                     -------------------  -------------------   -------------------  --------------------
Shareholders' equity under
     US GAAP                            US$     115,572     Ps     1,204,893      Ps     1,137,140      Ps     1,243,522
                                     ===================  ===================   ===================  ====================



                                     ===================  ===================   ===================  ===================

  Shareholders' equity under US GAAP US$         115,572    Ps      1,204,893     Ps      1,137,140     Ps     1,243,522
  Goodwill amortization                          -                   -                       73,931               72,507
                                     -------------------  -------------------   -------------------  -------------------
  Adjusted                           US$         115,572    Ps      1,204,893     Ps      1,211,071     Ps     1,316,029
                                       =================            =========             =========            =========

         In the income statement, employee profit sharing is classified as a component of the tax provisions and certain net expenses are classified as non-operating under Mexican GAAP. Under US GAAP, these items should be included or excluded as operating expenses, as applicable. The following is a reconciliation of operating income:

                    GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------





                                                2002               2002              2001               2000
                                          -----------------  -----------------  ----------------  ------------------

 Operating income under Mexican              US$     9,179     Ps      95,702     Ps     97,190   Ps        368,910
   GAAP
  Amortization of goodwill                             146              1,524             1,524               1,524
  arising from
  entities under common control
                                                   (4,842)           (50,479)                 -                   -
  Other expenses, net

  Amortization of other goodwill                    6,677             69,605                  -                  -
  Employee profit sharing                              (8)               (84)             (203)               (228)
                                          -----------------  -----------------  ----------------  ------------------
 Operating income under US GAAP           US$    11,152      Ps      116,268      Ps     98,511   Ps        370,206
                                          =================  =================  ================  ==================

If SFAS No. 142 had been in effect prior to January 1, 2002, our operating income would have been as follows:




                                            2002                 2002                 2001                2000
                                     -------------------  -------------------   -----------------  -------------------
Operating income under US GAAP:      US$       11,152       Ps       116,268      Ps      98,511    Ps         370,206

  Goodwill amortization                          -                   -                     73,931               72,507
                                     -------------------  -------------------   -----------------  -------------------
  Adjusted                           US$          11,152    Ps        116,268     Ps      172,442    Ps        442,713
-------------------------------------===================  ===================   =================  ===================

         The basic net income (loss) per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding.


         Diluted net income (loss) per common share is computed by dividing the net income (loss) available to common shareholders, adjusted on an "as if" converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

         For the years ended December 31, 2002, 2001 and 2000, there were no outstanding potential dilutive securities of the Company.


Effect of recently issued Accounting Standards:

                  In July 2001, the FASB issued Statement of Financial Accounting Standard No. 141 (SFAS 141), "Business Combinations", and Statement

                   GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------


of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also sets forth criteria for recognizing and reporting separately from goodwill intangible assets acquired in a business combination accounted for under the purchase method. SFAS 141 applies to all business combinations closing after June 30, 2001, except for business combinations initiated prior to June 30, 2001 that contemplate the pooling method of accounting. As the Company's previous business combinations have been accounted for under the purchase method, the Company does not expect the adoption of SFAS 141 to have a material impact on its financial position or results of operations.

                  For purposes of the reconciliation to U.S. GAAP, the Company adopted SFAS 142 and SFAS 144 effective January 1, 2002. SFAS 142 eliminates the amortization of goodwill and intangible assets with indefinite life, and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of individual businesses. As a result of such adoption, beginning January 1, 2002, amortization ceased for goodwill under U.S. GAAP.

                  As a result of the implementation of SFAS 142 and 144 during 2002, pursuant to which goodwill is defined as an intangible asset with indefinite life and is no longer amortized, the Company ceased the amortization of the net amounts of goodwill as of January 1, 2002; therefore such amounts will be fixed and subject to impairment testing as required by the new rules. For the year ended December 31, 2002, goodwill under Mexican GAAP continued to be an amortizable intangible asset. In compliance with the accounting rules set forth by SFAS 142, the Company assesses goodwill and indefinite-lived intangibles for impairment annually, unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of both amortizable and non-amortizable intangible assets, while undiscounted cash flow analyses are used to assess long-lived asset impairment.

                  If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a nonamortizable intangible are not expected to continue for the foreseeable future, a useful life would be assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices.

                  The Company adopted the provisions of SFAS 142 for US GAAP purposes reported in 2002 and determined that no impairment adjustment was required.

                   GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

                  In June 2001, the FASB issued Statement of Financial Accounting Standard No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations," which applies the requirements of Statement of Financial Accounting Standard No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" to all companies. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets resulting from the acquisition, construction, development and/or normal use of such assets and the associated asset retirement costs. SFAS 143 applies to asset retirement obligations that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of estoppel. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for an amount other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. While the Company is not yet required to adopt SFAS 143, it does not expect that the adoption will have a material effect on the financial condition or results of operations of the Company.

                  In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

                  In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force (EITF) Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial statements.

                  In November 2002, the FASB issued Interpretation 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34". This interpretation elaborates on the disclosures required by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, the fair value of the obligation undertaken as a liability. The initial recognition and measurement provisions of

                   GRUPO RADIO CENTRO, S.A. DE C.V.
                 ----------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
                     AS OF DECEMBER 31, 2002, 2001 AND 2000
                 ----------------------------------------------

the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements.

                  In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". This statement amends FASB Statement 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure F-56 requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. The adoption of SFAS 148 is not expected to have a material effect on the Company's financial statements.

                                  Exhibit Index

    Exhibit                                                                                               Page
    Number                                     Description of Exhibit                                     Number
    ------                                     ----------------------                                     ------

      1.1 Charter (Escritura Constitutiva), together with an English translation (incorporated by reference to our Registration
              Statement on Form F-1 (Reg. No. 333-63878) filed on June
              4, 1993).

      1.2     Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V.
              dated April 25, 2003, filed as English translation.

      3.1 Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May
              18, 1993 and September 14, 1993, between certain members of the Aguirre family and Bancomer, S.A., as trustee, together with an English translation (incorporated by reference to our Annual
              Report on Form 20-F (Commission File No. 001-12090) filed on
              December 31, 1993).

      3.2     Amended and Restated CPO Trust Agreement, dated as of June 27,
              2003, between GE Capital Bank S.A., Institucion de Banca Multiple,
              GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio
              Centro, S.A. de C.V., filed as an English translation.

      3.3 Trust Agreement, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English translation (incorporated by reference to our Annual
              Report on Form 20-F (Commission File No. 001-12090) filed on June
              30, 1998).

      4.1     Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro,
              S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to our Registration Statement on Form F-6 (Reg. No. 333-8224) filed on
              January 16, 1998).

      4.2     Amended and Restated Public Deed, dated as of June 27, 2003 (the
              "Amended and Restated CPO Deed"), filed as an English translation
..
      4.3     Modifying Agreement, dated December 14, 1998, between Grupo Radio
              Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V.,
              modifying Service Agreement, dated October 2, 1995 with respect to
              XHFO-FM, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No.
              001-12090) filed on June 30, 1999).

      4.4     Programming Services Agreement, dated December 23, 1998, among
              Grupo Radio Centro, S.A. de C.V., Infored and Jose Gutierrez Vivo, together with an English translation translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No.
              001-12090) filed on June 30, 1999).

      4.5     Loan Agreement, dated October 30, 2000, between Grupo Radio
              Centro, S.A. de C.V. and Banco Inverlat, S.A., together with an
              English translation (incorporated by reference to our Annual
              Report on Form 20-F (Commission File No. 001-12090) filed on May
              9, 2001).


      4.6 Letter Agreement, dated April 17, 2001, between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat, S.A. (formerly Banco Inverlat, S.A.), amending Loan Agreement of October 30, 2000, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on May 9, 2001).

      4.7 Waiver and Amendment Letter, dated June 19, 2002, executed by Scotiabank Inverlat and Grupo Radio Centro, S.A. de C.V. in connection with the Loan Agreement, dated October 30, 2000 (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002).

      4.8 Amendment, dated December 10, 2002, to the Loan Agreement, dated October 30, 2000, filed as an English translation.

      4.9 Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002).

      8.1     List of Subsidiaries of the Company.

     12.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.