Form 20-F
period 2003-12-31
GRUPO RADIO CENTRO SA DE CV
filed 2004-07-01
CIK 906526

As filed with the Securities and Exchange Commission on June 30, 2004

         The following exhibit has been omitted pursuant to Rule 12b-25:
   Exhibit 4.10, Amendment, dated as of June 29, 2004, to the loan agreement between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat, S.A.

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

                   For the fiscal year ended December 31, 2003

                                       OR

|_|             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   for the transition period from      to

                         Commission File Number: 1-12090

                                   ----------

                        Grupo Radio Centro, S.A. de C.V.
             (Exact name of registrant as specified in its charter)

                               Radio Center Group
                 (Translation of registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)

                                   ----------

                      Constituyentes 1154 (7(degree) Piso)
                                Col. Lomas Altas
                        C.P. 11950, Mexico, D.F., Mexico
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange
        Title of each class:                          on which registered

Series A Shares, without par value                  New York Stock Exchange*
  ("Series A Shares")
Ordinary Participation Certificates                 New York Stock Exchange*
  ("CPOs"), each CPO representing one
  Series A Share
American Depositary Shares ("ADSs"),                New York Stock Exchange
  each representing nine CPOs

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

               Securities registered or to be registered pursuant
                       to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 162,667,561 Series A Shares

      Indicate by check mark whether the Registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

              |X|   Yes                           |_|   No

                  Indicate by check mark which financial statement item the Registrant has elected to follow:

              |_|   Item 17                       |X|   Item 18

================================================================================

                                TABLE OF CONTENTS

                                                                            Page

PART I.........................................................................2

   Item 1.   Identity of Directors, Senior Management,
               Advisers, and Auditors..........................................2

   Item 2.   Offer Statistics and Expected Timetable...........................2

   Item 3.   Key Information...................................................2

   Item 4.   Information on the Company.......................................11

   Item 5.   Operating and Financial Review and Prospects.....................27

   Item 6.   Directors, Senior Management and Employees.......................36

   Item 7.   Major Shareholders and Related Party Transactions................44

   Item 8.   Financial Information............................................46

   Item 9.   The Offer and Listing............................................47

   Item 10.  Additional Information...........................................49

   Item 11.  Quantitative and Qualitative Disclosure
               About Market Risk..............................................62

   Item 12.  Description of Securities other than
               Equity Securities..............................................62

PART II.......................................................................63

   Item 13.  Defaults, Dividend Arrearages And Delinquencies..................63

   Item 14.  Material Modifications to the Rights of Security
               Holders and Use of Proceeds....................................63

   Item 15.  Controls and Procedures..........................................63

   Item 16A. Audit Committee Financial Expert.................................63

   Item 16B. Code of Ethics...................................................63

   Item 16C. Principal Accountant Fees and Services...........................64

PART III......................................................................64

   Item 17.  Financial Statements.............................................64

   Item 18.  Financial Statements.............................................64

   Item 19.  Exhibits.........................................................64

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

      The Company publishes its financial statements in pesos. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of December 31, 2003.

      This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 11.24 to $1.00, the noon buying rate for pesos at December 31, 2003 as published by the Federal Reserve Bank of New York. The peso/U.S. dollar exchange rate is volatile and, accordingly, the translation to U.S. dollars at the December 31, 2003 exchange rate may not accurately represent the financial condition of the Company in U.S. dollar terms as of a subsequent date. On June 23, 2004, the noon buying rate for pesos was Ps. 11.345 to $1.00. See Item 3, "Key
Information--Exchange Rate Information," for information regarding exchange rates since January 1, 1999.

      The term "billion" as used in this Annual Report means one thousand million.

                           FORWARD-LOOKING STATEMENTS

      This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions that identify forward-looking statements that reflect the Company's views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company's control, including, but not limited to, effects on the Company from competition with its broadcasting and other operations, material changes in the performance or popularity of key radio stations or broadcast programs, significant developments in the Mexican economic or political situation or changes in the Company's regulatory environment. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1. Identity of Directors, Senior Management, Advisers and Auditors

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

                             SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated. This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Annual Report. Grupo Radio Centro's financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Note 25 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

      Grupo Radio Centro's financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring Grupo Radio Centro to restate non-monetary assets and liabilities using the Mexican Consumer Price Index (the "INPC"), to restate the components of shareholders' equity using the INPC, to restate its fixed assets using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet for the prior year to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the related Consolidated Financial Statements, have been restated in constant pesos at December 31, 2003. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 25 to the Consolidated Financial Statements.

      In 1999, Grupo Radio Centro elected early to adopt the provisions of Bulletin D-4, issued by the Mexican Institute of Public Accountants and officially effective beginning January 1, 2000. In accordance with Bulletin D-4, the Company's financial statements recognize the income tax effects of the differences in bases of assets and liabilities between financial accounting and accounting for tax reporting purposes. In prior years through December 31, 1998, Grupo Radio Centro recognized the effects of deferred taxes for certain timing differences expected to reverse over a definite period of time. However, the Company's adoption of Bulletin D-4 gave rise to additional deferred taxes resulting in a net deferred tax expense of Ps. 64.1 million recognized in the statement of income for the year ended December 31, 1999. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 resulted in the recognition of additional deferred tax liabilities of Ps. 90.6 million in 1999. This cumulative effect is presented as a separate component in shareholders' equity.


                                                                              Year Ended December 31,
                                        ------------------------------------------------------------------------------------------
                                          2003(1)       2003             2002            2001            2000             1999
                                        ---------   ------------    -------------   --------------  --------------  --------------
                                                             (in thousands, except per-ADS data)
Operating Data:
Mexican GAAP:
  Broadcasting Revenue................. $  73,406   Ps.   825,084   Ps.   738,376   Ps.    779,957  Ps.  1,040,630  Ps.    899,988
  Broadcasting Expenses, Excluding
     Depreciation and Amortization.....    43,904         493,593         479,624          504,304         464,238         451,839
                                        ---------   -------------   -------------   --------------  --------------  --------------
  Broadcasting  Income.................    29,502         331,491         258,752          275,653         576,392         448,149
  Depreciation and Amortization........    10,089         113,405         112,327          122,196         117,110         101,384
  Corporate, General and
     Administrative Expenses...........     5,354          60,183          46,911           52,399          75,702          58,497
                                        ---------   -------------   -------------   --------------  --------------  --------------
  Operating  Income(2) (3).............    14,059         157,903          99,514          101,058         383,580         288,268
  Comprehensive Financing Expense......     2,925          32,898          53,210           12,597          33,185          23,587
  Other  (Expense), Net................   (5,870)        (65,982)        (52,487)         (75,993)        (63,724)        (11,300)
  Extraordinary Item(3)................    30,322         340,705               0                0               0               0
  Net (Loss) Income(4).................  (21,865)       (245,795)           2,271           18,470         255,868         122,491
  Minority Interest....................         1               6              14               17             224               1
  Net (Loss) Income per ADS(4) (5).....    (1.21)         (13.60)            0.12             1.01           13.50            5.73
  Common Shares Outstanding(5).........   162,722         162,722         163,235          163,918         170,512         192,236

U.S. GAAP:
  Broadcasting Revenue................. $  73,406   Ps.   825,084   Ps.   738,376   Ps.    779,957  Ps.  1,040,630  Ps.    899,988
  Operating (Loss) Income(2) (3).......  (28,591)       (321,346)         120,896          179,302         460,317         347,096
  Net (Loss) Income(2) (4).............  (28,361)       (318,777)          76,214           96,907         332,619         233,162
  Net (Loss) Income per ADS(2)(4)(5)...    (1.53)         (17.64)            4.23             5.31           17.55           10.91
  Dividends per ADS(6).................      0.28            3.15            0.00             6.92            2.50            0.00
  Common Shares Outstanding(5).........   162,722         162,722         163,235          163,918         170,512         192,236

Balance Sheet Data:
Mexican GAAP:
  Working Capital...................... $(11,271)   Ps. (126,701)   Ps.     (315)   Ps.   (49,897)  Ps.    161,573  Ps.    164,168
  Property and Equipment, Net..........    41,805         469,892         495,940          527,168         539,139         595,333
  Excess Cost over Fair Value of
     Assets of Subsidiaries............    67,802         762,088         841,603          917,502         885,076         945,095
  Total Assets(2)......................   138,197       1,553,336       1,788,752        1,930,353       1,974,214       2,042,162
  Long Term Debt Excluding Current
     Portion...........................    15,112         169,855         164,789          234,463         307,536               0
  Total Debt...........................    20,149         226,473         354,942          414,288         384,421          71,371
  Shareholders' Equity(2)..............    79,869         897,720       1,200,486        1,204,010    1,316,215(7)    1,725,087(8)

U.S. GAAP:
  Total Assets(2)...................... $ 138,002   Ps. 1,551,148   Ps. 1,841,561   Ps.  1,986,087   Ps. 2,026,884   Ps. 2,078,736
  Shareholders' Equity(2)..............    78,029         877,058       1,252,806        1,259,257       1,368,406       1,758,195

----------

(1) Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 11.24 per U.S. dollar, the noon buying rate for pesos on December 31, 2003, as published by the Federal Reserve Bank of New York. See "--Exchange Rate Information."
(2) Pursuant to Statement of Financial Accounting Standard No. 142 (SFAS 142) under U.S. GAAP, amortization of goodwill ceased as of January 1, 2002. For purposes of presentation and comparison, SFAS 142 was applied to the financial data for the years ended 2001, 2000 and 1999. The operating loss under U.S. GAAP for the year ended December 31, 2003 includes a goodwill impairment loss of Ps. 152.5 million determined under SFAS 142. See Note 25 to the Consolidated Financial Statements.
(3) Extraordinary item reflects a provision of Ps. 340.7 million for the contingent liability related to the Infored arbitration proceeding. Unlike treatment under Mexican GAAP, for purposes of U.S. GAAP, such provision is charged against operating income. See Notes 10 and 25 to the Consolidated Financial Statements.
(4) In accordance with Mexican GAAP, net income does not give effect to minority interest. In contrast, net income under U.S. GAAP does give effect to minority interest. See Note 25 to the Consolidated Financial Statements.
(5) Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both Mexican and U.S. GAAP.
(6) The Company's dividend payment in any particular year relates to the immediately preceding fiscal year. The Company did not pay any dividends in 2002 with respect to 2001.
(7) In December 2000, the Company reduced its capital by Ps. 343.0 million (nominal amount) through a payment to its shareholders of that amount. See
     Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."
(8) In 1999, the Company elected to adopt early the provisions of Bulletin D-4 issued by the Mexican Institute of Public Accountants, which became effective on January 1, 2000. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 was the recognition in 1999 of Ps.
     90.6 million in additional deferred tax liabilities. See Note 20 to the Consolidated Financial Statements.

                            EXCHANGE RATE INFORMATION

      Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. For much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable from 1999 until 2001. In 2002 the peso declined significantly and continued to decline through 2003. In 2004 to date, the peso has depreciated slightly. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

      The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

Period                                                Exchange Rate(1)
------                                 -----------------------------------------
Year Ended December 31,                High      Low     Average(2)   Period End
                                       -----    -----    ----------   ----------
1999................................   10.60     9.24       9.56          9.48
2000................................   10.09     9.18       9.47          9.62
2001................................    9.97     8.95       9.33          9.16
2002................................   10.43     9.00       9.75         10.43
2003................................   11.41    10.11      10.85         11.24

Month Ended 2003:

December............................   11.41    11.17

Month Ended 2004:

January.............................   11.10     10.81
February............................   11.25     10.91
March...............................   11.23     10.92
April...............................   11.43     11.16
May.................................   11.63     11.38

----------
(1) Source: Noon buying rate for pesos reported by the Federal Reserve Bank of New York.
(2)   Average of month-end rates.

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

      On June 23, 2004, the noon buying rate was Ps. 11.345 to $1.00.

                                  RISK FACTORS

Risks Relating to Our Operations

      If the Company fails to prevail in its challenge in the Mexican courts to the damage award granted in the arbitration proceedings with Infored and Mr. Gutierrez Vivo, our financial condition would be materially and adversely affected

      In 2002, an arbitration proceeding was initiated against the Company by Infored, S.A. de C.V. ("Infored"), the producer of the news program Monitor, and Jose Gutierrez Vivo, the principal anchor of Monitor, seeking rescission of contract and damages. On March 1, 2004, an arbitration panel of the International Chamber of Commerce (the "ICC") notified the Company of the ICC panel's decision to rescind the contract and to award Infored and Mr. Gutierrez Vivo together a total of $21.1 million, which represents the amount the Company would be required to pay after taking into account the amounts prepaid by the Company under the contract. The Company plans to challenge the validity of this decision in the Mexican courts. Pending the Company's challenge of the arbitration award, the Company will seek a stay of the enforcement of the damage award. If the Mexican courts refuse to grant the Company a stay of enforcement, it is likely that the Company will not have sufficient financial resources to pay the award unless it is able to obtain additional financing. The Company is currently engaged in talks with lenders in an effort to obtain standby financing that could be drawn upon in the event the Company is obligated to make a payment in connection with the damage award. In addition, should the Company fail in its challenge, it expects to pursue various potential sources of funds to cover its obligations with respect to such award, including medium-term or long-term financing up to $21.1 million. No assurance can be given that such funds will be obtained. Failure by the Company to win a stay of enforcement and, ultimately, to prevail in its challenge to the damage award would materially and adversely affect its financial condition.

      If the Company does not comply with the financial covenants in our loan agreement, the lender under that agreement could accelerate the maturity of the loan

      We have indebtedness with an outstanding principal amount of Ps. 198.1 million at June 23, 2004 under a loan agreement with Scotiabank Inverlat, S.A. This loan agreement contains covenants requiring us to maintain certain quarterly and year-end financial ratios. If we breach any of these covenants, the amount then outstanding under the loan agreement could be accelerated by the lender. In the past, including for the year ending December 31, 2003 and for the first quarter of 2004, we have obtained from the lender waivers of our failure to comply with these covenants. There can be no assurance that we will be able to comply with these covenants in the future or that, if we fail to comply, we will be able to obtain waivers of such failures.

      Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

      Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. In the last five years, our average Mexico City audience share decreased from 34.3% in 1999 to 32.0% in 2003. See Item 4, "Information on the Company--Business Overview--Competition." There can be no assurance that increased competition within, or a decline in the popularity of, a given format segment will not decrease our aggregate audience share in the future. In addition, we face strong competition from both television and various print media for advertising revenues. If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

      If we lose one or more of our key customers, we could lose a significant amount of our revenue

      Our two largest individual customers in 2003 and 2002 were Comercial Mexicana, S.A. de C.V. ("Comercial Mexicana") and Gigante, S.A. de C.V. ("Gigante"). In 2003, Comercial Mexicana and Gigante accounted for 3.6% and 3.5%, respectively, of our total broadcasting revenue. In 2002, Comercial Mexicana and Gigante accounted for 5.5% and 5.3%, respectively, of our total broadcasting revenue. Gigante was our largest individual customer in 2001 and accounted for 7.7% of our total broadcasting revenue in that year. In 2003, the companies comprising Grupo Carso accounted for 5.2% of total broadcasting revenue, while in 2002 and 2001, the companies comprising Grupo Gigante, S.A. de C.V. ("Grupo Gigante") accounted for 7.3% and 9.3%, respectively, of our total broadcasting revenue. We cannot assure you that Comercial Mexicana and Gigante or the companies comprising Grupo Carso or Grupo Gigante will continue to purchase advertising from us at current levels. The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing."

      A decrease in advertising expenditures by political campaigns could substantially reduce our revenue

      Our business is significantly affected by the advertising expenditures of political parties during election campaigns in Mexico. While our revenue has increased significantly during congressional elections, including 2003, which occur every three years, our revenue has increased even more significantly during presidential elections, which occur every six years (coinciding with congressional elections), including 2000. In 2001, 2002 and 2003, advertising by political parties accounted for 0.1%, 6.1% and 21.1% of total broadcasting revenue, respectively. A decrease in advertising expenditures by political campaigns during an election year could have a material adverse impact on our results of operations. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing," and Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

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

      The Mexican Federal Competition Commission may prohibit us from making any further investments in radio operations in Mexico

      We, like all Mexican radio licensees, are subject to regulation by several Mexican governmental agencies. As a result of such regulation, radio licenses are subject to review and possible revocation, and licensees are prohibited from transferring or assigning their radio broadcasting licenses without prior governmental approval of both the transfer and its terms. As a result of the increase in our share of the Mexico City radio market following completion of the acquisition of Radiodifusion RED in 1996, we are required by the Mexican Comision Federal de Competencia (the "Federal Competition Commission") to seek its prior approval in connection with any future investments in radio operations in Mexico, including, without limitation, purchases and leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share. To the best of our knowledge, other Mexican radio broadcasting companies are not generally subject to this requirement. No assurance can be given that we will be permitted by the Federal Competition Commission to make any particular investment should we desire to do so. See Item 4, "Information on the Company--Regulatory Framework--Regulation of Radio Broadcasting by Mexico--Other."

      If the Mexican government does not renew our broadcasting licenses, our business could be harmed

      To broadcast commercial radio in Mexico, a broadcaster must have a license from the Secretaria de Comunicaciones y Transportes (the Secretary of Communication and Transportation or "SCT"). Because the SCT generally grants renewals to licensees that have substantially complied with applicable law, we expect our renewal applications that are currently pending to be granted.
However, if we are unable to renew these licenses, our business could be significantly harmed.

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

Risks Relating to Our Principal Shareholders and Capital Structure

      Holders of ADSs are not entitled to attend shareholders meetings and have no voting rights

      Holders of the CPOs, and therefore holders of the ADSs, have no voting rights with respect to the underlying Series A Shares. Pursuant to the trust agreement under which the CPOs are issued, the trustee for the CPOs will vote the Series A Shares held in the trust in the same manner as the majority of the Series A Shares that are not held in the trust and that are voted at the relevant shareholders meeting. Holders of the CPOs are not entitled to attend or to address our shareholders meetings. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders" and Item 10, "Additional
Information--Bylaws--Voting           Rights"          and           "Additional
Information--Bylaws--Limitations Affecting Non-Mexican Holders--Voting Rights."

      Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

      Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs. These Aguirre family members have established two Mexican trusts, which they control, that together hold 84,020,646 Series A Shares, or 51.6% of all outstanding Series A Shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders" and Item 10, "Additional
Information--Bylaws--Voting           Rights"          and           "Additional
Information--Bylaws--Limitations Affecting Non-Mexican Holders--Voting Rights."

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

      Future sales of Series A Shares by the controlling shareholders may affect future market prices of the Series A Shares, CPOs and ADSs

      Actions by members of the Aguirre family, directly or through the two Mexican trusts through which they hold their Series A Shares, with respect to the disposition of their Series A Shares, may adversely affect the trading price of the Series A Shares or the CPOs on the Mexican Stock Exchange and the price of the ADSs on the NYSE. There are no contractual restrictions on the rights of members of the Aguirre family to sell ADSs, CPOs or Series A Shares.

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

Risks Relating to Mexico

      Economic developments in Mexico may adversely affect our business

      Our financial condition and results of operations are generally affected by the strength of the Mexican economy, as the demand for advertising, revenue from which is the principal source of our earnings, generally declines during periods of economic difficulty.

      In 2002 and 2003, Mexico's gross domestic product, or GDP, grew by 0.9% and 1.3%, respectively, and inflation rose to 5.7% and decreased to 3.98%, respectively. In 2004, according to preliminary estimates of the Mexican government, GDP is expected to grow by 3.1% and inflation is expected to be 4.08%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

      Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement (NAFTA), U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

      In addition, in recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again.

      High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

      Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 3.98% for 2003. Inflation for the first quarter of 2004 was 1.57%. If inflation in Mexico does not remain within the government's projections, we might not be able to raise our broadcast advertising rates to keep pace with inflation. More generally, the adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

      Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 6.23% during 2003. On June 23, 2004, the 28-day Cetes rate was 6.58%. High interest rates in Mexico could adversely affect our financing costs.

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

      Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

      The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2003, the peso depreciated against the U.S. dollar by year-end by 7.77% and the average value of the peso against the U.S. dollar during 2003 was 11.28% lower than in 2002. In 2002, the peso depreciated against the U.S. dollar at year-end by approximately 12.8%, and the average value of the peso against the U.S. dollar during 2002 was 4.2% lower than in 2001. In 2001, the peso appreciated against the U.S. dollar by 4.8% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.7% higher than in 2000. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

      Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See "--Exchange Rate Information."

      On March 1, 2004, as a result of the Infored Arbitration Proceeding, the Company was ordered to pay $21.1 million in damages. The Company plans to challenge the validity of this decision in the Mexican courts. Pending this challenge, the Company will seek a stay of the enforcement of the damage award. There can be no assurance that we will prevail on any of these challenges. Any award that we are ultimately obligated to pay as a result of the Infored Arbitration Proceeding would be payable in U.S. dollars.

      A small portion of our operating costs is also payable in U.S. dollars. Although at December 31, 2003 and at May 31, 2004, we had no U.S. dollar-denominated indebtedness, we may in the future incur non-peso-denominated indebtedness. Declines in the value of the peso relative to other currencies increase our obligations payable in U.S. dollars, increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations. Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue. See Item 11, "Quantitative and Qualitative Disclosure About Market Risk."

      Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of our obligations or our operating costs payable in U.S. dollars.

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

History

      Grupo Radio Centro is a family-controlled radio broadcasting company with roots in Mexican radio broadcasting dating back over 50 years. Francisco Aguirre J., the founder of Grupo Radio Centro, initiated his radio broadcasting activities in 1946. In 1952, he founded Organizacion Radio Centro ("ORC"), the sole owner and operator of two radio stations, Radio Centro and Radio Exitos. In 1965, the Company formed Organizacion Impulsora de Radio ("OIR"), to provide national sales representation to affiliated radio stations outside Mexico City. It was incorporated as Tecnica de Desarrollo Publicitario, S.A. de C.V. on June 8, 1971, and renamed Grupo Radio Centro, S.A. de C.V. on July 14, 1992. The bylaws of the Company provide for its existence until 2070. In 1973, Grupo Radio Centro expanded its broadcasting activities by establishing three new FM radio stations, thus consolidating its position as the market leader in Mexico City radio broadcasting. In 1983, Grupo Radio Centro began broadcasting outside Mexico and in 1986 created Cadena Radio Centro ("CRC") to provide programming and network sales representation to affiliated radio stations serving primarily the rapidly growing Spanish-speaking population of the United States. The Company sold CRC in August 1994. In 1989, the Aguirre family began a comprehensive process of corporate reorganization designed to consolidate Grupo Radio Centro's radio operations under the common ownership of the Company and the family's non-radio-related operations under the common ownership of another company controlled by the Aguirre family outside Grupo Radio Centro. The purpose of the reorganization was to permit Grupo Radio Centro to focus on radio-related operations and to acquire the balance of shares of its radio broadcasting subsidiaries that were owned directly or indirectly by members of the Aguirre family outside Grupo Radio Centro. As a result of the reorganization, the Company acquired substantially all of the shares of its radio broadcasting subsidiaries with the last transfer of shares occurring in March 1993. In the third quarter of 1993, the Company completed an initial public offering of its ADSs and CPOs, listing such securities on the NYSE and the Mexican Stock Exchange, respectively. The Company completed a subsequent public offering of ADSs and CPOs during the third quarter of 1996. On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company's bylaws (see Item 10, "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders"), were exchanged for Series A Shares held in the CPO Trust (see Item 9, "The Offer and Listing"). In connection with the Amended CPO Trust, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol "RCENTRO.A" on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line will reflect trading of both Series A Shares and CPOs.

Capital Expenditures and Divestitures

      Capital Expenditures

      Capital  expenditures in 2003,  2002, and 2001 were Ps. 18.7 million,  Ps.
33.4 million and Ps. 152.5 million respectively. In 2003, capital expenditures were financed from working capital. In 2002, capital expenditures were financed from working capital. In 2001, capital expenditures were financed from working capital and short-term bank loans.

      The Company's principal capital expenditures in 2001 were made in connection with its purchase of the Mexico City radio station XEN-AM on December 31, 2001. The total purchase price was approximately $6.0 million, including approximately $1.0 million in monthly payments under an operating agreement effective up to the consummation of the purchase, $3.4 million in deposits and cash delivered upon consummation of the purchase and $1.6 million in payments to a third party, primarily in connection with the termination of a marketing services contract between the third party and the previous owners of XEN-AM. Approximately $4.8 million of the total purchase price was paid in 2001 and the remaining balance of $1.2 million was paid during 2002. See "--Business
Overview--Business Strategy--Maintenance of Leading Market Position," Item 10, "Additional Information--Material Contracts" and Note 23 to the Consolidated Financial Statements.

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

      The balance of the Company's capital expenditures in the 2001-2003 period were primarily for broadcasting equipment.

      Capital Divestitures

      The Company's capital divestitures from 2001 to 2003 amounted to Ps. 19.5 million in 2003, reflecting primarily the sale of used company automobiles, Ps.
25.0 million in 2002, reflecting primarily the sale of real estate and Ps. 3.7 million in 2001, reflecting primarily the sale of obsolete equipment (see Notes 1 and 11 to the Consolidated Financial Statements).

                                BUSINESS OVERVIEW

      Grupo Radio Centro is a leading radio-broadcasting company in Mexico and for each of the last 32 years has been the leading radio broadcaster, in terms of audience share, in Mexico City, the most populous city in North America. Grupo Radio Centro's principal activities are the production and broadcasting of musical programs, news, interviews and special event programs. The Company's revenue is derived primarily from the sale of commercial air time to advertising agencies and businesses. The Company's Mexico City average audience share for the year ended December 31, 2003 was 32.0%, almost twice that of the next most popular radio-broadcasting company in Mexico City for the same period. See "--Broadcasting Operations" and "--Competition."

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

      The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers. For the year ended December 31, 2003, Grupo Radio Centro's radio stations ranked as four of the top ten FM radio stations out of a total of 29 FM stations and three of the top ten AM stations out of a total of 34 AM stations. The Company's station portfolio includes one or more of the leading stations, in terms of audience share, in most of the major station format categories (such as Juvenil--Youth Oriented and News/Talk Show) in Mexico City. See "--Business Strategy."

      In addition to its radio-broadcasting activities, the Company, under the trade name Organizacion Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico. At December 31, 2003, the Company had 111 affiliates in 73 cities throughout Mexico.

Business Strategy

      The Company's strategy is to optimize cash flow from operations through maintaining its leading market position, offering advertisers top-ranked stations in almost every major station format, and continuing its focus on operating efficiency and cost control.

      Maintenance of Leading Market Position

      The Company is focused on maintaining its current position as the leading radio broadcaster in Mexico City, offering advertisers top-ranked stations in almost all of the major station formats, including Spanish
Language--Contemporary Music, Spanish Language--Classics, English Language--Music, English Language--Contemporary Music, English Language--Classic Rock, Juvenil--Youth Oriented, Grupera--Diverse Musical Genres and News/Talk Show. By maintaining a strong presence in the major station formats, management believes that the Company will maximize its share of total radio advertising expenditures. Management bases such belief on the following rationale: (i) a broadcaster's revenue is correlated with its ability to maximize the number of listeners within an advertiser's given demographic parameters and (ii) the Company's stations currently cover almost all of the demographic segments of the radio audience sought by advertisers. In addition, by managing its stations as a portfolio and offering a broad range of advertising packages, the Company believes that it differentiates itself from its smaller competitors, who cannot offer as comprehensive coverage of the Mexican radio audience. The Company is able to offer advertisers exposure to listening audiences targeted to correspond with the demographic profiles they seek, and is able to provide advertisers with their choice of either focused or broad audience exposure across a comprehensive range of income classes and age segments.

      In order to maximize the audience share of its portfolio of stations, the Company recognizes the need to be responsive to the requirements of its listeners and advertisers, tailoring its stations to the changing circumstances of the market. The Company seeks to manage its station portfolio by (i) balancing the mix of its station formats to correspond to the needs of the overall market and (ii) being proactive in the management of each individual station format and adjusting to the evolution of its particular market segment.

      OIR Network Strategy

      As a complement to its radio-broadcasting activities, Grupo Radio Centro operates, and continues its efforts to expand, its OIR radio network. The Company simultaneously transmits its news program La Red from 5:45 a.m. to 10:00 a.m. to the 32 largest commercial markets in Mexico outside the Mexico City metropolitan area. While increasing programming and service revenue, the operation of OIR also facilitates the Company's overall marketing efforts, offering advertisers access to radio stations on a nationwide basis. See "--Business Overview--OIR Network."

Broadcasting Operations

     Radio Stations

         Except as noted, the following table sets forth certain information about the Mexico City radio stations operated by Grupo Radio Centro as of December 31, 2003:


                                                                             INRA(1)      INRA(1)      INRA(1)  Arbitron(2)
                                                                            2003 Total   2003 Total     2003     2003 Total
                                Power                                         Market      Audience      Band       Market
    Station       Frequency   (Watts)             Station Format              Rank(3)     Share(4)     Rank(5)     Rank(3)
    -------       ---------   -------             --------------              -------     --------     -------     -------

XEQR-FM.........  107.3 mhz   100,000    Grupera--Diverse Musical Genres         1          9.33%         1          1

XEJP-FM.........  93.7 mhz    100,000    Spanish Language--Contemporary          4          4.19%         4          2
                                         Music

XERC-FM.........  97.7 mhz    100,000    Juvenil--Youth Oriented                 3          5.35%         3          4

XHFO-FM(6)......  92.1 mhz    150,000    English Language--Classic Rock         15          2.74%        14          7

XHFAJ-FM........  91.3 mhz    100,000    English Language--Contemporary          9          3.59%         9         10
                                         Music

XHRED-FM........  88.1 mhz    100,000    News / English Language--Music         26          1.16%        19         24

XERED-AM........  1110 khz    50,000     News / Talk Show                       19          2.13%         2         18

XERC-AM(7)......  790 khz     50,000     News                                   44          0.28%        19         45

XEQR-AM.........  1030 khz    50,000     Spanish Language--Talk Show /          25          1.25%         7         17
                                         Contemporary Music

XECMQ-AM(7).....  1150 khz    20,000     Spanish Language Classics              21          1.73%         4         13

XEN-AM(8).......  690 khz     50,000     News / Talk Show                       46          0.24%        22         29


                   Arbitron(2)  Arbitron(2)
                    2003 Total     2003         Target
                     Audience      Band       Demographic
    Station          Share(4)     Rank(5)      Segments
    -------          --------     -------      --------
XEQR-FM.........     13.90%          1        13-44 years

XEJP-FM.........      6.70%          2        18-44 years

XERC-FM.........      6.10%          4        8-34 years

XHFO-FM(6)......      4.10%          7        18-44 years

XHFAJ-FM........      2.90%         10        13-24 years

XHRED-FM........      1.60%         16        25+ years

XERED-AM........      1.70%          6        25+ years

XERC-AM(7)......      0.30%         23        25+ years

XEQR-AM.........      1.70%          5        25+ years

XECMQ-AM(7).....      2.20%          2        35+ years

XEN-AM(8).......      0.40%         13        25+ years

----------
(1)   Source: International Research Associates Mexicana, S.A. de C.V. ("INRA").
(2)   Source: Arbitron Inc.
(3) Total market rank is determined based on each station's annual average share of the total radio audience.
(4) Total audience share represents each station's annual average share of the total radio audience.
(5) Band rank is determined based on each station's annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).
(6) XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2005.
(7) In October 22, 2001 the Company switched the programming of the stations XERC-AM and XECMQ-AM.
(8) On March 1, 2001, the Company began operating XEN-AM. On December 31, 2001, the Company acquired XEN-AM. The Company's ownership of this station was approved by the SCT on April 8, 2003.

      XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2005. For the year ended December 31, 2003, XHFO-FM accounted for approximately 8.8 % of Grupo Radio Centro's broadcasting revenue. There can be no assurance that the Company will be able to extend this agreement beyond January 2, 2005 or what the terms of any such extension might be.

      Programming

      The Company currently produces all of the programming for the stations it owns or operates. Prior to March 3, 2004, however, the Monitor news program, which was Mexico City's most popular radio news program in 2003, and Red Vial, a Mexico City traffic report were produced by Infored (see "--Production of Programming by Infored"). The news program that replaced Monitor and the traffic report that replaced Red Vial are produced by the Company itself. In addition, the Company provides programming to its network of affiliates.

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

      Grupo Radio Centro's programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers. To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which conducts daily door-to-door interviews throughout Mexico City) as well as commercially available data to assess the listening habits and tastes of the Mexico City population. In 2003, Grupo Radio Centro conducted approximately 658,000 interviews. Grupo Radio Centro believes that no competitor has developed an internal research capability as extensive as its own.

      Production and Transmission of Programming

      Grupo Radio Centro has 18 production studios in which musical material, advertisements and promotional spots are recorded on digital audio tape ("DAT"). During the first half of 2004, the Digital Recording System was updated for advertisements and music. In addition, Grupo Radio Centro maintains 13 on-air studios, each of which is linked to Grupo Radio Centro's new automated programming computer network via optical fiber. In most cases, Grupo Radio Centro has maintained a consistent design for both production and on-air studios to provide a familiar work environment for employees and to reduce the risk of error. Grupo Radio Centro's primary studio operations are substantially all digital and utilize state-of-the-art computer networks for the recording, scheduling and playing of all news, music, promotional and advertising material. Currently, the Company has a single network with a velocity measured in Gigabytes installed in both on-air studios and production studios, totaling 30 workstations.

      The new Digital Recording System records the audio of music, news and promotional and advertising material on hard disks from a storage system thereby transferring the audio directly to each workstation and then to an audio console. This programming feed is then processed and sent to one of several transmitter sites via VHF digital or analog studio transmitter links or via digital linear high-speed E1 links. Each signal is periodically monitored for quality.

      During 2004, the Company plans to replace six analog mixer consoles with digital mixer consoles. The replacements will occur at radio stations XECMQ-AM, XERC-AM (two consoles) and at one studio and two transmitter cabins used by OIR. The Company will also install a new news module (including new hardware and software) named "News Room" to modernize the operations of the news division of the Company and facilitate the rapid distribution of news information to all of the Company's radio stations.

      Each station has a main transmitter and two back-up transmitters. All AM transmitters incorporate solid-state design. Each transmitter site has a diesel generator with automatic transfer that allows rapid switchover to back-up power in the event of power outages. In addition, the main FM transmitter facility is equipped with an uninterruptible power supply to prevent the loss of air time during a cutover to back-up power. Grupo Radio Centro uses sophisticated multiplexing networks for transmission, which allows five of its AM stations to operate at two sites, each site using one antenna. Similarly, five FM stations are multiplexed into a common eight-bay panel antenna situated on Cerro del Chiquihuite, which Grupo Radio Centro believes is ideally located at 540 meters above the average terrain level in Mexico City. A sixth FM station operated by the Company transmits from the World Trade Center in Mexico City.

      Currently all AM and FM radio broadcast signals in Mexico are analog. There are various efforts underway around the world to develop, test and implement digital audio broadcasting ("DAB"). If implemented, DAB would largely eliminate fading, static and other interference that adversely affects the listening experience. Various DAB proposals have focused upon either the United States "in-band" broadcasting model (using existing allocations of AM or FM spectrum) or the European "out-of-band" broadcasting model. The Camara Nacional de la Industria de Radio y Television (the Mexican Trade Association for Broadcasters or "CIRT"), of which the Company is a member, is in the process of analyzing such proposals, particularly the European model. The Company is an active participant in CIRT's efforts to obtain favorable regulation of DAB when, and if, such technology is implemented in Mexico. CIRT has created a task force with the Secretaria de Comunicaciones y Transportes (the Secretary of Communication and Transportation or "SCT") in order to introduce DAB in Mexico in the future.

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

      In October, 2003, the Company was granted by the SCT permission to install in its Cerro del Chiquihuite plant, a digital radio system named DAB Eureka 147 which simultaneously transmits the programming of the radio stations Radio Red-FM, Stereo Joya, Alfa Radio, Stereo 97.7 and La Z. The Company also installed a digital transmitter system through which the Company broadcasts the programming of the radio station Alfa Radio. The results of such tests will be provided to the SCT. In addition, the Company plans to continue testing "IBOC-AM", an in-band on-channel AM system for transmitting digital information over existing stations.

      In 2003, Grupo Radio Centro completed a project to increase the power of several radio stations--XERED-AM, XECMQ-AM and XEN-AM, from 50 to 100 kilowatts, 20 to 50 kilowatts and 50 to 100 kilowatts, respectively. The objective of this effort is to improve the stations' presence, coverage and quality of reception in Mexico City's metropolitan area. Definitive authorization from the SCT was granted in April 2004.

      Production of Programming by Infored

      Through a series of transactions effected in 1995 and early 1996, the Company acquired five radio stations owned by RED as well as the exclusive radio broadcasting rights to Monitor, the most popular news and talk radio program in Mexico. Contemporaneously with the acquisition of RED, the Company assumed a programming services agreement between RED and Infored pursuant to which Infored provided news programming and production services, including the production of Monitor, to the Company. Broadcasting revenue from XERED-AM and XHRED-FM attributable to Monitor represented a significant portion of Grupo Radio Centro's total broadcasting revenue. Approximately 23.0% and 22.9% and 27.8% of the Company's broadcasting revenue for 2001, 2002 and 2003, respectively, was attributable to Monitor.

      On December 23, 1998, the Company entered into a programming services agreement (the "Infored Agreement") with Infored and Mr. Gutierrez Vivo, the principal anchor of Monitor, to provide the Company with original news programs and special-event productions for radio until 2015. The Infored Agreement provided that Mr. Gutierrez Vivo would continue as Monitor's host until at least the end of 2003.

      Under the Infored Agreement, the Company agreed to make a one-time payment to Infored totaling approximately $15.4 million, of which $4.0 million and Ps.
4.0 million (nominal amount) was paid at signing and the balance of $11.0 million was paid over the course of 1999. In addition, Grupo Radio Centro paid Infored monthly production fees based on the revenues derived from Monitor and the amount of budgeted expenses, which generally reflected increases due to Mexico's inflation rate, to cover Infored's radio programming operations. The Company also agreed to transfer to Infored two AM radio stations, XEFAJ-AM and XEJP-AM. These transfers were completed in April 2000.

      In May 2002, however, Mr. Gutierrez Vivo and Infored intiated an arbitration proceeding pursuant to which they sought rescission of the Infored Agreement and damages. On March 1, 2004, the International Chamber of Commerce (the "ICC") notified the Company that, by majority vote of two of the three arbitrators, the ICC panel held that the Company was in breach of its contract with Infored and Mr. Gutierrez Vivo. As a result, the contract was rescinded and Infored and Mr. Gutierrez Vivo together were awarded a total of $21.1 million in damages, which represents the amount the Company would be required to pay after taking into account prepayments made by the Company. The Company plans to challenge the validity of this decision in the Mexican courts. Pending this challenge, the Company will seek a stay of the enforcement of the damage award. There can be no assurance that we will prevail on any of these challenges.

      In March 2004, the Company replaced its Infored-produced programming, including Monitor, with similar programming that the Company itself produces.

      Investment in Technology

      Grupo Radio Centro consistently has invested in state-of-the-art equipment, the development and deployment of new operating systems and the training of its engineering and operating personnel. Grupo Radio Centro believes these investments enable it to produce high quality programming with few scheduling or on-air errors and to broadcast a superior signal to listeners' radios. In addition, Grupo Radio Centro's computer system allows it to maintain a certifiable log of advertising and to generate real-time affidavits certifying that advertisements have been aired when and as requested, thereby reducing its clients' monitoring costs and enhancing client goodwill. Grupo Radio Centro believes that its state-of-the-art equipment and engineering staff give it a competitive edge in Mexico City radio broadcasting.

      Sale of Air Time and Marketing

      Commercial air time for Grupo Radio Centro's radio stations is sold both to advertising agencies and directly to businesses. The top ten customers in each of 2003, 2002 and 2001 accounted for approximately 33.4%, 31.4% and 37.7%, respectively, of total broadcasting revenue of the Company. Our two largest individual customers in 2003 and 2002 were Comercial Mexicana and Gigante. In 2003, Comercial Mexicana and Gigante accounted for 3.6% and 3.5%, respectively, of our total broadcasting revenue. In 2002, Comercial Mexicana and Gigante accounted for 5.5% and 5.3%, respectively, of our total broadcasting revenue. Gigante was our largest individual customer in 2001 and accounted for 7.7% of our total broadcasting revenue in that year. In 2003, the companies comprising Grupo Carso accounted for 5.2% of total broadcasting revenue, while in 2002 and 2001, the companies comprising Grupo Gigante, S.A. de C.V. accounted for 7.3% and 9.3%, respectively, of our total broadcasting revenue.

      In addition to the Company's corporate clients, Instituto Federal Electoral, a public organization responsible for organizing presidential and congressional elections, accounted for 8.1% of our total broadcasting revenue in 2003. The two largest Mexican political parties, the PRI and the PAN, together accounted for 8.5% of the Company's total broadcasting revenue in 2003, reflecting the significant campaign advertising expenditures associated with the triennial congressional elections that year. By contrast, in 2002, the two political parties accounted for 1.3% of broadcasting revenue, while in 2001, they contributed virtually no revenue.

      Sales of commercial air time vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. See Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

      At December 31, 2003, the Company had a sales force of 33 individuals, of which 19 marketed primarily to advertising agencies and major customer accounts and 14 marketed to small and mid-sized accounts.

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

      In addition, the Company sells commercial air time in advance under a plan pursuant to which advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period are guaranteed the rate in effect at the time of the purchase for the agreed period, and are granted bonus advertising time in addition to the time purchased. The Company invests cash deposited pursuant to advance sales, and includes interest generated on such investments in broadcasting revenue. In 2003, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 43.8% of total broadcasting revenue, as compared to 41.4% for 2002 and 53.3% for 2001. See Note 15 to the Consolidated Financial Statements.

      The effect of such advance sales is to substitute the increased interest income earned on the advance sale payments for a portion of the operating income foregone because of the reduced effective rate on the advertising time subject to the advance-sale arrangements. The Company believes that such advance sales are advantageous to Grupo Radio Centro because the interest income generated by the proceeds of such advance sales offsets in part the effective reduction in advertising rates associated with such sales, and because the bonus advertising time granted to purchasers is "dead time" (i.e., time that would not otherwise be sold). The Company also believes that its advance-sales plan attracts advertisers who would not otherwise purchase advertising time because of the benefits of guaranteed rates and bonus time. However, any decrease in the inflation rate for 2004 may reduce the attractiveness of these plans for such advertisers.

OIR Network

      Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates. At December 31, 2003, Grupo Radio Centro had 111 affiliates located in 73 cities throughout Mexico. During the last three years, broadcasting revenue from OIR-related activities was 2.5% to 1.5% of total broadcasting revenue. In 2003, approximately 2.5% of the Company's revenue was attributable to its work through OIR, and no single affiliate represented more than 7.4% of total OIR-related revenue.

      At December 31, 2003, 17 of the Company's OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, "Major Shareholders and Related Party Transactions--Related Party Transactions" and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm's-length basis.

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

      OIR transmits special event programs, including national advertising, directly to certain affiliates via satellite. As of December 31, 2003, 55 affiliates were able to receive such programs via satellite from Mexico City and the remaining affiliates received recorded programming on conventional or DAT cassettes.

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

      On March 14, 2001, the Company acquired Palco Deportivo, a company providing sports-related content for radio, television, various print media and its own Internet portal. In addition to using this acquisition to explore the use of other media, the Company broadcasts Palco Deportivo radio programming daily on XEQR-AM and broadcasts Palco Deportivo radio spots and advertisements on other Company stations. See "--The Company--Capital Expenditures and Divestitures--Capital Expenditures," Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Note 24 to the Consolidated Financial Statements.

Competition

      Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. As of December 31, 2003, there were 56 commercial radio stations in Mexico City (30 AM and 26 FM stations) and seven not-for-profit, public-service stations (consisting of four AM and three FM). These constitute all of the currently available radio broadcast channels within Mexico City's AM and FM frequency spectrum.

      Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at June 23, 2004, and a chart depicting the audience share of each, including the audience share of the stations owned by RED until 1994 and by the Company thereafter.

            Operation of Mexico City Stations by Grupo Radio Centro
                        and its Principal Competitors(1)

                                              AM Stations   FM Stations    Total
                                              -----------   -----------    -----
Grupo Radio Centro (GRC) ....................       5            6           11
Grupo ACIR (ACIR)(2) ........................       3            4            7
Nucleo Radio Mil (NRM) ......................       3            3            6
Radiopolis (TVR)(3) .........................       3            3            6
Organizacion Radio Formula (ORF) ............       3            2            5
Grupo Imagen(4) .............................       0            2            2
Multivision Radio (MVS)(5) ..................       0            2            2
                                                  ----         ----         ----
   Total ....................................      17           22           39

----------
(1)   Source: Grupo Radio Centro.
(2) In September 2000, Grupo Televisa S.A. de C.V. offered to acquire a 50.05% interest in Grupo ACIR. As of May 2001, the Federal Competition Commission had rejected the proposed acquisition and a subsequent appeal of that rejection by Grupo Televisa. Grupo Televisa has appealed the rejection in the Mexican courts, which have not decided the matter.
(3)   A subsidiary of Grupo Televisa.
(4)   Formerly part of MVS.
(5)   Formerly known as Frecuencia Modulada Mexicana.

                  Mexico City Radio Audience Share (1970-2003)(1)


                                     GRAPH


(1)   Source: INRA.
(2) In 1995, the Company began operating the three stations owned by Radio Programas de Mexico. Accordingly, the Company's audience share includes the audience share of these three stations beginning in 1995. In 1996, the Company acquired these stations.
(3) In 1994, NRM no longer owned XECO-AM and XEUR-AM, and in 1995, NRM purchased XHMM-FM.
(4)   In 1995,  the three  stations  owned by Grupo Artsa were acquired by Grupo
      Acir.
(5) Includes average audience share of stations owned by Grupo Imagen until Grupo Imagen's separation from MVS in December 1999.

      Since 1995, the Company's average Mexico City audience share has declined from 37.1% to 32.0% in 2003. This decline is mainly attributable to increased competition from other radio stations that have adopted formats similar to the Company's most successful formats, including Juvenil--Youth Oriented, Grupera--Diverse Musical Genres and News/Talk Show.

      Although the Company believes that its balanced portfolio of station formats following the RED acquisition reduces the impact of a decline in audience share of any one format segment or station (for example, the Company's most popular station, which was the top-ranked station in Mexico City for the year ended December 31, 2003, represented only 9.2% of the total radio audience), there can be no assurance that competition within, or a decline in the popularity of, a given format segment will not decrease the Company's aggregate audience share in the future. In addition, the Company faces strong competition from both television and various print media for advertising revenue.

      OIR Network Competition

      As with radio broadcasting, the Mexican radio-network market is highly competitive. As of December 31, 2003, there were 27 radio networks serving 743 AM radio stations and 403 FM radio stations outside Mexico City. The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company's affiliates that are serviced by OIR to compete effectively.

Significant Subsidiaries

      The following table sets forth the Company's significant subsidiaries at December 31, 2003:

                                                                                      Percentage of
                                                                    Jurisdiction      Ownership and
                    Name of the Company                           of Establishment   Voting Interest          Description
-----------------------------------------------------------       ----------------   ---------------      ------------------
XEQR, S.A. de C.V                                                       Mexico            99.9%              Radio Station
XERC, S.A. de C.V                                                       Mexico            99.9%              Radio Station
XEEST, S.A. de C.V                                                      Mexico            99.9%              Radio Station
XEQR-FM, S.A. de C.V                                                    Mexico            99.9%              Radio Station
XERC-FM, S.A. de C.V                                                    Mexico            99.9%              Radio Station
XEJP-FM, S.A. de C.V                                                    Mexico            99.9%              Radio Station
XEDKR-AM, S.A. de C.V                                                   Mexico            99.2%              Radio Station
Radio Red, S.A. de C.V                                                  Mexico            99.9%              Radio Station
Radio Red-FM, S.A. de C.V                                               Mexico            99.9%              Radio Station
Radio Sistema Mexicano, S.A                                             Mexico            99.9%              Radio Station
Estacion Alfa, S.A. de C.V                                              Mexico            99.9%              Radio Station
Emisora 1150, S.A. de C.V                                               Mexico            99.9%              Radio Station
Grupo Radio Centro, S.A. de C.V                                         Mexico            99.9%            Marketing Company
Radio Centro Publicidad, S.A. de C.V                                    Mexico            99.9%            Marketing Company
GRC Publicidad, S.A. de C.V                                             Mexico            99.9%            Marketing Company
GRC Medios, S.A. de C.V                                                 Mexico            99.9%            Marketing Company
Promotora Tecnica de Servicios Profesionales, S.A. de C.V               Mexico            99.9%             Service Company
Publicidad y Promociones Internacionales, S.A. de C.V                   Mexico            99.9%             Service Company

                                                                                      Percentage of
                                                                    Jurisdiction      Ownership and
                    Name of the Company                           of Establishment   Voting Interest          Description
-----------------------------------------------------------       ----------------   ---------------      ------------------
Promo Red, S.A. de C.V                                                  Mexico            99.9%             Service Company
Universal de Muebles e Inmuebles, S.A. de C.V                           Mexico            99.8%           Real Estate Company
Inmobiliaria Radio Centro, S.A. de C.V                                  Mexico            99.9%           Real Estate Company
Desarrollos Empresariales, S.A. de C.V                                  Mexico            99.9%           Sub-holding Company
Radiodifusion Red, S.A. de C.V                                          Mexico            99.9%           Sub-holding Company
Enlaces Troncales, S.A. de C.V                                          Mexico            99.9%           Sub-holding Company

Property and Equipment

      All of Grupo Radio Centro's tangible assets are located in Mexico. At December 31, 2003, the net book value of all property and equipment was approximately Ps. 469.9 million ($41.8 million).

      Grupo Radio Centro's principal executive offices and studios are located in Mexico City and are owned by Grupo Radio Centro. In 1992 Grupo Radio Centro purchased the Constituyentes building, a modern, 102,000 square foot building of which, at December 31, 2003, the Company occupied approximately 81,000 square feet with the remainder available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building. Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities. In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government. As a result of a 1993 change in applicable Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de Mexico, a state-owned entity, to operate its own up-link equipment. This up-link equipment has been operational since the end of 1994. Grupo Radio Centro continues to own the building in which its administrative offices and studios were located immediately prior to its move into the Constituyentes building. Grupo Radio Centro also owns the land in Mexico City on which the transmission facilities of XERED-AM are located.

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

      The licensee has rights to renew the license for periods of up to 30 years (with most terms for renewal currently being up to 12 years) under a non-competitive renewal process. Renewals are generally granted to licensees that have substantially complied with the applicable law. The licenses for nine of Grupo Radio Centro's radio stations are set to expire in 2004. The licenses for XEDKR-AM (in Guadalajara) and XESTN-AM (in Monterrey) expired in October 2003 and November 2003, respectively. The Company submitted an application to the SCT for the renewal of the licenses that expired in 2003 as well as an application for the renewal of the licenses that are set to expire in 2004; approval of the renewals is still pending. In addition, the license for XHRED-FM is set to expire in 2007, and the license for XEJP-FM is set to expire in 2012.

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

      Other. In June 1993, the Ley Federal de Competencia Economica (Federal Economic Competition Law), a law to promote fair competition and to prevent monopolistic practices, became effective, and regulations thereunder were published in March 1998. As a result of the increase in Grupo Radio Centro's share of the Mexico City radio market following completion of the RED acquisition, the Company is required by the Federal Competition Commission to seek its prior approval in connection with any future acquisitions of radio stations in Mexico, including, without limitation, purchases or leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share, a requirement to which, to the best knowledge of the Company, other Mexican broadcasting companies are not subject generally. Although the Company received Federal Competition Commission approval of its acquisition of XEN-AM in July 2001 (see Note 23 to the Consolidated Financial Statements) because the Company sold two of its AM stations in 2000 (see "--Business Overview--Broadcasting Operations--Production of Programming by Infored"), no assurance can be given that the Company will be permitted by the Federal Competition Commission to make any additional investments should it desire to do so.

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

      Intellectual Property

      Mexico. Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Instituto Mexicano de la
Propriedad Industrial (the Mexican Institute of Industrial Property) of the Secretaria de Economia (the "Ministry of Economy") the following service marks (and their corresponding design, where indicated): "Radio Red," "Joya," "El Fonografo del Recuerdo," "Variedades," "Stereo Joya," "NotiCentro" (and design), "Sensacion" (and design), "Universal" (and design), "Stereo 97.7," "Alegria," "Centro," "Formato 21," "Hoy," "OIR," "Palco Deportivo" and "To2." In addition, Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration the following commercial slogans: "CRC Radiodifusion Internacional," "Grupo Radio Centro Radiodifusion de Mexico al Mundo," "ORC Radiodifusion Valle de Mexico," "OIR Radiodifusion Nacional," "Radio Centro, la Estacion de la Gran Familia Mexicana" and "SER Servicios Especializados de Radiodifusion." Grupo Radio Centro also obtained the following service marks in connection with the acquisition of RED: "Radio Programas de Mexico," "RPM," "ALFA 91.3," "BANG," "UNIRED," "SERVIRED" and "AUTORED."

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

Item 5. Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Grupo Radio Centro's Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 25 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Grupo

Radio Centro, and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

      Among other things, Mexican GAAP requires that financial statements recognize certain effects of inflation. In accordance with these requirements, the Company has restated non-monetary assets and liabilities using the INPC, restated the components of shareholders' equity using the INPC, recorded gains or losses in purchasing power from holding monetary assets or liabilities and restated financial data for all periods in the Consolidated Financial Statements, and throughout this Annual Report, in constant pesos as of December 31, 2003. See Item 3, "Key Information--Selected Financial Data."

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

Seasonality of Sales

      Grupo Radio Centro's revenue varies throughout the year. Sales of commercial air time, Grupo Radio Centro's primary source of revenue, are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. However, Grupo Radio Centro historically has had sufficient cash flow from operations to meet its operating needs in all four calendar quarters. In 2003, there was a departure from this general pattern in that the revenue from the sale of commercial air time was highest in the second quarter, instead of fourth quarter, of the year because of increased advertising expenditures related to congressional political campaigns, and lowest in the third quarter of the year.

      Advertising expenditures by political campaigns represent an important part of the Company's total broadcasting revenue. While the Company's revenue increases significantly during congressional elections, which occur every three years, including 2003, an even more significant increase in revenue results from presidential elections, which occur every six years (coinciding with congressional elections), including 2000. In 1997, advertising by political parties in connection with congressional elections and the Mexico City gubernatorial election represented 9.0% of the Company's total broadcasting revenue. In 1998 and 1999, advertising by political parties decreased to 1.1% and 6.5%, respectively, of total broadcasting revenue. In 2000, in connection with the presidential and congressional elections, political advertising increased to 20.9% of the Company's total broadcasting revenue. Advertising by political parties decreased to 0.1% of total broadcasting revenue in 2001 and increased to 6.1% of total broadcasting revenue in 2002, mainly due to the elections in the State of Mexico, which occurred in the first quarter of 2003. In 2003, in connection with congressional elections that took in July 2003, advertising by political parties increased to 21.1%. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing."

      The following table sets forth the Company's broadcasting revenue and broadcasting income (excluding depreciation and amortization) on a quarterly basis, in each case as a percentage of its respective total, for 2003, 2002 and 2001.

                                                         Broadcasting Income,
                                                      Excluding Depreciation and
                             Broadcasting Revenue           Amortization
                            ----------------------    --------------------------
                            2003     2002     2001     2003     2002      2001
                            ----     ----     ----     ----     ----      ----
First Quarter ...........   22.8%    16.6%    20.1%    23.2%    (0.3%)    15.4%
Second Quarter ..........   31.0     24.8     23.2     37.6     19.7      23.2
Third Quarter ...........   21.3     20.9     25.1     14.5     10.3      21.5
Fourth Quarter ..........   24.9     37.7     31.6     24.7     70.3      39.9
                           -----    -----    -----    -----    -----     -----
   Total ................  100.0%   100.0%   100.0%   100.0%   100.0%    100.0%

Economic Conditions in Mexico

      Grupo Radio Centro's financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company's earnings, generally declines during periods of economic difficulty. The annual rate of inflation in Mexico, as measured by changes in the National Consumer Price Index, was 3.98% for 2003. Inflation for the first quarter of 2004 was 1.57%. The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

Cost-Control Measures

      An important element of the Company's operating strategy is cost control. In 2001, personnel expenses decreased 2.0% from the previous year as a result of decreased sales commissions paid to sales personnel in connection with decreased sales. In 2002, personnel expenses decreased 6.7% mainly as a result of decreased sales commissions paid to sales personnel in connection with decreased sales. The Company also ceased the operations of its Internet portal company, To2. In 2003, personnel expenses decreased 1.9% mainly as a result of a reduction in personnel. The changes in personnel in 2003 and 2001 resulted in severance payments of Ps. 3.9 and Ps. 4.7 million, respectively, which are included in other expenses (net). See Note 22 to the Consolidated Financial Statements.

Production of Programming

      In March 2004, as a result of the outcome of the arbitration proceeding with Infored and Mr. Gutierrez Vivo, the Company replaced its Infored-produced programming, including Monitor, with similar programming that the Company itself produces. The Company currently produces all of the programming for the stations it owns or operates (see "--Business Overview--Broadcasting Operations--Production of Programming by Infored").

Loss Contingency

      As a result of the damages awarded in the arbitration proceeding with Infored and Mr. Gutierrez Vivo, we have recorded a provision for this contingent liability in the amount of $21.1 million. The Company plans to challenge the validity of the arbitration award in the Mexican courts. There can be no assurance that we will prevail in this challenge. (see "--Business Overview--Broadcasting Operations--Production of Programming by Infored").

2003 vs. 2002 Results of Operations

      For the year ended December 31, 2003, broadcasting revenue was Ps. 825.1 million, representing a 11.7% increase compared to Ps. 738.4 million reported for the same period of 2002. This increase was mainly attributable to higher advertising expenditures from political parties in connection with the congressional elections that took place in July 2003.

      The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2003, were Ps. 493.6 million, a 2.9% increase compared to Ps. 479.6 million reported for the same period of 2002, principally as a result of fees paid in connection with new programming for one of the Company's radio stations.

      Broadcasting income (broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2003 was Ps. 331.5 million, an increase of 28.1% compared to broadcasting income of Ps. 258.8 million reported for the same period of 2002. This increase was mainly attributable to higher broadcasting revenue.

      Depreciation and amortization expenses for the year ended December 31, 2003 were Ps. 113.4 million, representing an increase of 1.0% compared to Ps.
112.3 million reported for the same period of 2002.

      The Company's corporate, general and administrative expenses during 2003 were Ps. 60.2 million, an increase of 28.3% compared to Ps. 46.9 million reported for the same period of 2002. This increase was mainly due to higher executive compensation and higher revenue-based fees paid to Infored in connection with the production of the radio news program Monitor during 2003.

      As a result of the foregoing, the Company's operating income for the year ended December 31, 2003 was Ps. 157.9 million, an increase of 58.7% compared to operating income of Ps. 99.5 million reported for the same period of 2002.

      The Company's comprehensive financing cost decreased from Ps. 53.2 million during 2002 to Ps. 32.9 million reported for 2003. This favorable change of 38.2% is mainly attributable to a decrease in the foreign exchange loss, net, from Ps. 43.7 million for 2002 to Ps. 6.5 million for 2003, resulting from the Company's conversion of its U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans during the fourth quarter of 2002. The improvement in foreign exchange loss, net, was partially offset by a loss on monetary position of Ps. 0.31 million in 2003 compared to a gain on monetary position of Ps. 9.03 million in 2002, as well as an increase in interest expense resulting from higher interest rates in 2003.

      Other expenses, net, were Ps. 66.0 million in 2003, representing an increase of 25.7% compared to Ps. 52.5 million reported for 2002. This increase is mainly due to the sale of certain non-broadcasting assets at a gain during 2002 compared to the sale of certain non-broadcasting assets at a loss during 2003, combined with an increase in expenses related to the arbitration proceeding with Infored.

      For the year ended December 31, 2003, the Company reported income before extraordinary items and provisions for income tax and employee profit sharing of Ps. 59.0 million compared to a loss before extraordinary items and provisions for income tax and employee profit sharing of Ps. 6.2 million reported for 2002.

      As a result of the provision for the contingent liability under Mexican GAAP resulting from the damages award granted in the arbitration proceeding with Infored and Mr. Gutierrez Vivo, the Company reported an extraordinary item charge in the amount of Ps. 340.7 million for 2003, resulting in a loss before provisions for income tax and employee profit sharing of Ps. 281.7 million for 2003 compared to a loss before provisions for income tax and employee profit sharing of Ps. 6.2 million reported for 2002.

      The Company recorded an income tax and employee profit sharing credit of Ps. 35.9 million for 2003 compared to Ps. 8.5 million for 2002.

      As a result of the foregoing factors, the Company recorded a net loss for 2003 of Ps. 245.8 million compared to a net gain of Ps. 2.3 million reported for 2002.

2002 vs. 2001 Results of Operations

      For the year ended December 31, 2002, broadcasting revenue was Ps. 738.4 million, a 5.3% decrease as compared with Ps. 780.0 million reported for 2001. This decrease is mainly due to the slowdown of the Mexican economy in 2002 compared with 2001, which was partially offset by advertising revenues generated from political parties during the fourth quarter of 2002.

      The Company's broadcasting expenses (excluding depreciation and amortization and corporate, general and administrative expenses) for the year ended December 31, 2002 were Ps. 479.6 million, a 4.9% decrease as compared with Ps. 504.3 million reported for 2001. This decrease is primarily attributable to the cancellation of non-productive programs and better control of operating and advertising expenses of the Company in the fourth quarter of 2002.

      Broadcasting income for the year ended December 31, 2002 was Ps. 258.8 million, a 6.1% decrease as compared with Ps. 275.7 million reported for 2001. This decrease is primarily due to the decrease in broadcasting revenue, which was partially offset by the reduction in broadcasting expenses during 2002.

      Depreciation and amortization for the year ended December 31, 2002 decreased 8.0% to Ps. 112.3 million, from Ps. 122.2 million reported for 2001. This decrease is primarily attributable to the write-off of goodwill in connection with some of the Company's subsidiaries in the fourth quarter of 2002. See Notes 13, 23 and 24 to the Consolidated Financial Statements.

      Corporate, general and administrative expenses for the year ended December 31, 2002 were Ps. 46.9 million, a decrease of 10.5% as compared with Ps. 52.4 million reported for 2001. This decrease was mainly due to lower executive compensation.

      Operating income for 2002 was Ps. 99.5 million, representing a decrease of 1.5% compared with Ps. 101.1 million reported for 2001. This decrease is primarily attributable to the decrease in depreciation and amortization during 2002.

      Comprehensive financing cost increased from Ps. 12.6 million during 2001 to Ps. 53.2 million reported for 2002. This increase is primarily attributable to a foreign exchange loss of Ps. 43.7 million for 2002, as compared with a foreign exchange gain of Ps. 17.9 million for 2001, as a result of the weakening of the peso against the U.S. dollar in the fourth quarter of 2002. This unfavorable change was partially offset by a decline in interest expense from Ps. 36.8 million in 2001 to Ps. 20.8 million in 2002, primarily resulting from a decrease in bank debt during 2002.

      Other expenses, net, were Ps. 52.5 million in 2002, compared with Ps. 76.0 million reported for 2001. This 30.9% decrease is mainly attributable to the closing of operations of To2, one of our subsidiaries engaged in Internet activities, which resulted in expense savings compared to expenses incurred for that subsidiary for the fourth quarter of 2001.

      As a result, loss before provisions for income tax and employees profit sharing for the year ended December 31, 2002 was Ps. 6.2 million compared with an income before provisions for income tax and employee profit sharing of Ps.
12.5 million for 2001. The Company reported a credit for income tax and employees profit sharing of Ps. 8.5 million for 2002, compared to a credit of Ps. 6.0 million for 2001 that primarily resulted from the use of tax loss carryforwards in 2001. See Note 20 to the Consolidated Financial Statements.

      As a result of the foregoing factors, net income for 2002 decreased 87.7% to Ps. 2.3 million, compared with Ps. 18.5 million reported for 2001.

Liquidity and Capital Resources

      The Company's primary source of liquidity is cash flow from operations. The Company's operating activities provided Ps. 221.8 million in 2003, Ps. 40.2 million in 2002 and Ps. 155.1 million in 2001. Cash flow from operations historically has been sufficient to cover the Company's working capital needs. However, at December 31, 2001, the working capital deficit was Ps. 49.9 million, due primarily to the Company's acquisitions of XEN-AM, Palco Deportivo and To2, which were financed mainly through short-term loans (see Notes 23 and 24 to the Consolidated Financial Statements). At December 31, 2002, the working capital deficit was Ps. 0.3 million. At December 31, 2003, the working capital deficit was Ps. 126.7 million, due primarily to the recorded provision for the contingent liability in connection with the arbitration proceeding with Infored and Mr. Gutierrez Vivo.

      As a result of the damages awarded in this arbitration proceeding, we have recorded a provision for this contingent liability in the amount of $21.1 million. The Company plans to challenge the validity of this award in the Mexican courts. Should the Company fail in its challenge, it expects to pursue various potential sources of funds to cover its obligations with respect to such award, including medium-term or long-term financing up to $21.1 million. No assurance can be given that such funds will be obtained.

      The Company expects to be able to meet its additional working capital needs in 2004 with cash flow from its operations.

      Grupo Radio Centro invests its cash balances generally in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers.

      Indebtedness

      Scotiabank Inverlat Loan Agreement. On October 30, 2000, the Company obtained a five-year, $35 million loan from Banco Inverlat, S.A. (now Scotiabank Inverlat, S.A.), with interest payable quarterly, at an annual rate equal to the 90-day London Interbank Offered Rate (LIBOR) plus 3.25%, and principal payable bi-annually. As amended by a letter agreement, dated April 17, 2001, the loan agreement provided for an annual interest rate of LIBOR plus 3.00% (beginning May 1, 2001) and the payment of principal beginning October 31, 2001. The Company used the proceeds of the loan to fund a capital reduction in the amount of Ps. 372.3 million (Ps. 343 million, nominal amount), resulting in a payment of that amount to shareholders.

      The Scotiabank Inverlat loan agreement contains covenants requiring the Company to maintain certain financial ratios and to comply with other financial conditions that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, pledge its assets and enter into transactions with affiliates. If we breach any of these covenants, the amount then outstanding under the loan agreement could be accelerated by the lender. As of December 31, 2001, the Company was not in compliance with the covenants requiring that the Company maintain a certain ratio of total liabilities to EBITDA (earnings before interest, taxes, depreciation and amortization) and a certain level of tangible capital, each as defined in the loan agreement. The Company obtained a waiver from Scotiabank Inverlat of its non-compliance with the tangible capital financial covenant through December 31, 2001 and the total liabilities to EBITDA financial covenant through March 31, 2002. Scotiabank Inverlat additionally agreed to amend the total liabilities to EBITDA financial covenant in the loan agreement to increase the ratio permitted through December 31, 2002. As a condition to the granting of the waiver and the amendment, the Company agreed to convert the denomination of $13.6 million of the amount outstanding under the loan agreement from U.S. dollars into Mexican pesos, to pay interest equal to the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or TIIE) plus 2.00% on the converted portion of the loan and not to pay any dividends for so long as the Company is not in compliance with any of the financial covenants in the loan agreement as amended. See Note 14 to the Consolidated Financial Statements.

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

      On December 3, 2003, the Company and Scotiabank Inverlat signed an amendment to the Scotiabank Inverlat loan agreement to increase the principal amount outstanding of the loan by Ps. 50 million, to extend the loan's maturity to October 31, 2007 and to fix the annual interest rate of the consolidated loan at 10.3%, subject to the Company's compliance with a certain ratio of total liabilities to EBITDA, as defined in the amendment to the loan agreement.
Failure to comply with such ratio will result in incremental quarterly adjustments to the annual interest rate up to a maximum interest rate of 11.55%. Due to noncompliance in the first quarter of 2004 (described below), the loan is currently subject to an annual interest rate of 11.05%. The proceeds of the additional loan described above were used to pay in full the outstanding principal of a short-term loan with BBVA Bancomer, S.A.

      As a result of the provision recorded for the contingent liability in connection with the damages award granted in the arbitration proceeding with Infored, (i) at December 31, 2003 and at the end of the first quarter of 2004, the Company was not in compliance with the covenant under the Scotiabank Inverlat loan agreement requiring it to maintain a certain ratio of total liabilities to shareholders' equity, as defined in the loan agreement and (ii) at the end of the first quarter of 2004, the Company was not in compliance with the covenant requiring the Company to maintain a certain ratio of total liabilities to EBITDA, as defined in the loan agreement. On June 15, 2004, the Company obtained from Scotiabank Inverlat a waiver of its failure to comply with these covenants for these periods. On June 29, 2004, Scotiabank Inverlat agreed to amend the total liabilities to shareholders' equity financial covenant and the total liabilities to EBITDA financial covenant in the loan agreement to increase the corresponding ratios permitted through December 31, 2004.

      At December 31, 2003, the Company's total indebtedness was Ps. 226.5 million, all of which was related to the Scotiabank Inverlat loan described above. The Company's short-term indebtedness was Ps. 56.6 million relating to the current portion of the Scotiabank Inverlat loan, while the Company's long-term indebtedness was Ps. 169.9 million relating to the non-current portion of the Scotiabank Inverlat loan. The Company's total indebtedness is Ps. 198.1 million at June 23, 2004, all of which is related to the Scotiabank Inverlat loan described above.

      Short-term Indebtedness. Between 2001 and 2003, the Company's short-term indebtedness was related to the current portion of the Scotiabank Inverlat loan and to several short-term promissory notes issued by the Company. The first promissory note, dated July 24, 2002, represented indebtedness owing to BBVA Bancomer, S.A. in the principal amount of $5.0 million, bore interest at an annual interest rate equal to LIBOR plus 1.35% and matured on January 17, 2003. The second promissory note, dated August 2, 2002, represented indebtedness owing to BBVA Bancomer, S.A. in the principal amount of $1.5 million, bore interest at an annual rate of LIBOR plus 1.2% and matured on January 17, 2003. On January 17, 2003, both promissory notes owing to BBVA Bancomer, S.A. were combined and their maturities extended. The combined promissory note, dated January 17, 2003, represented indebtedness owing to BBVA Bancomer, S.A. in the principal amount of $6.5 at an annual interest rate of 2.5% and matured on May 19, 2003. On May 19, 2003, the Company paid the $6.5 million to BBVA Bancomer, S.A. and agreed to a new short-term loan in the amount of Ps. 50.0 million (nominal amount), which bore interest at an annual rate of 6.9% and was scheduled to mature on July 17, 2003. BBVA Bancomer, S.A. subsequently agreed to extend the maturity of the loan to January 26, 2004. The principal and interest were paid off on December 4, 2003.

      The third promissory note, dated November 12, 2002, represented indebtedness owing to Banco Nacional de Mexico, S.A. in the principal amount of $3.5 million, bore interest at an annual rate of 3.2% and matured on January 10, 2003. On January 10, 2003, the promissory note was extended until March 11, 2003 and the annual interest rate lowered to 2.78%. The principal and interest were paid off at maturity on March 11, 2003. See Note 14 to the Consolidated Financial Statements. The proceeds of the promissory notes described above were used to finance the Company's acquisitions of XEN-AM, Palco Deportivo and To2. See Item 4, "Information on the Company--The Company--Capital Expenditures and Divestitures--Capital Expenditures" and Notes 23 and 24 to the Consolidated Financial Statements.

      The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

      During 2003, the Company's principal use of funds, other than for operating purposes and capital expenditures, was the payment of indebtedness totaling Ps. 61.8 million and the payment of dividends totaling Ps. 56.4 million (Ps. 55.0 million, nominal amount). In 2003, the Company repurchased on the open market 57,000 shares of the Company at an aggregate cost of Ps. 370,000 (Ps. 360,000 nominal amount). During 2002, the Company's principal use of funds, other than for operating purposes and capital expenditures, was for the payment of indebtedness totaling Ps. 79.0 million. In 2002, the Company repurchased from the public market 1,230,400 shares at an aggregate cost of Ps. 5.0 million (Ps.
4.6 million, nominal amount), representing approximately 0.7% of outstanding capital stock. During 2001, the Company's principal use of funds, other than for operating purposes and capital expenditures (see Item 4, "Information on the Company--The Company--Capital Expenditures and Divestitures--Capital Expenditures"), was the payment of dividends totaling Ps. 130.7 million (Ps.
115.0 million, nominal amount). Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

      Contractual Obligations. In the table below we set forth certain contractual obligations as of December 31, 2003, consisting of debt, and the period in which the contractual obligations come due. The table below does not include pension liabilities, deferred taxes or current accounts payable.

                                                                                   Payments Due by Period
                                                                                      (in thousands)
                                                                                  (as of December 31, 2003)
                                                         --------------------------------------------------------------------------
                                                            Total          2004        2005-2006      2007-2008     2009 and beyond
                                                         -----------    ----------    -----------     ----------    ---------------
Contractual Obligations

Long-Term Debt Obligations ....................          Ps. 226,473    Ps. 56,618    Ps. 113,237     Ps. 56,618           0
                                                         -----------    ----------    -----------     ----------    ---------------
  Total .......................................          Ps. 226,473    Ps. 56,618    Ps. 113,237     Ps. 56,618           0

U.S. GAAP Reconciliation

      Net (loss) income under U.S. GAAP for 2003, 2002 and 2001 was Ps. (318.8 million), Ps. 76.2 million and Ps. 97.0 million, respectively. The difference between net income under U.S. GAAP and Mexican GAAP was primarily attributable in 2003, 2002 and 2001, to the amortization of goodwill with respect companies purchased from related parties. Under current Mexican GAAP, goodwill is amortized using a straight-line method based on an asset's estimated useful life. In July 2001, the Financial Accounting Statements Board issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." As a result of SFAS 142, amortization of goodwill under U.S. GAAP ceased as of January 1, 2002, and U.S. GAAP requires testing goodwill for impairment at least once a year. The Company was required to adopt this standard for the year ending December 31, 2002 on its consolidated financial statements under U.S. GAAP. In accordance with the requirements of SFAS 142, the Company performed an analysis for impairment of its goodwill as of December 31, 2002 and December 31, 2003. For the year ending December 31, 2002, no impairment adjustment was necessary. For the year ending December 31, 2003, a goodwill impairment adjustment under U.S. GAAP was necessary in the amount of Ps. 152.5 million ($13.6 million) relating to the rescission of the Infored Agreement and the associated decline in anticipated advertising revenues.

      Operating (loss) income under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 was Ps. (321.3) million, Ps. 120.9 million and Ps. 102.4, respectively. The principal difference between operating (loss) income under Mexican GAAP and U.S. GAAP is that certain expenses, net of the Company that are classified as non-operating charges under Mexican GAAP are charged against operations under U.S. GAAP. For the year ended December 31, 2003, the Company's extraordinary item relating to the provision for the contingent arbitration losses is classified as a non-operating charge to earnings under Mexican GAAP, whereas for U.S. GAAP reporting purposes this represents an operating charge against the Company's earnings.

      Shareholders' equity under U.S. GAAP at December 31, 2003, December 31, 2002 and December 31, 2001 was approximately Ps. 0.9 billion, Ps. 1.3 billion and Ps. 1.3 billion, respectively. In 2003, 2002 and 2001, the difference between shareholders' equity under U.S. GAAP and Mexican GAAP was mainly due to the treatment of amortization of goodwill with respect to companies purchased from related parties and the prohibition against amortization of goodwill under U.S. GAAP as of January 1, 2002.

      For a further discussion of the differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro, see Note 25 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, Grupo Radio Centro's financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP. Due to the Company's adoption of Bulletin D-4 in 1999, the Company's financial statements for

2003, 2002 and 2001 include an expanded recognition of deferred taxes under Mexican GAAP that more closely parallels U.S. GAAP. Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements (see Note 25 to the Consolidated Financial Statements).

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

      The Board of Directors currently consists of twelve members. Alejandro Sepulveda de la Fuente is the Secretary to the Board of Directors. The current members of the Board of Directors were elected at the annual shareholders meeting on April 16, 2004. Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below. In addition to the "other directorships" listed below, the Aguirre members of the Board of Directors, except for Ana Maria Aguirre and Rafael Aguirre, sit on the boards of directors of various radio stations in Mexico.


Francisco Aguirre G.                     Age:                           62
     (Chairman)                          Years as director:             4
                                         Principal occupation:          Private Investor
                                         Other directorships:           Chairman of the board of Grupo Radio Mexico,
                                                                           S.A. de C.V.

Maria Esther Aguirre G.                  Age:                           64
     (Vice President)                    Years as director:             4
                                         Principal occupation:          Private Investor

Maria Adriana Aguirre G.                 Age:                           57
     (Vice President)                    Years as director:             4
                                         Principal occupation:          Private Investor


Ana Maria Aguirre  G.                    Age:                           59
                                         Years as director:             33
                                         Principal occupation:          Private Investor
                                         Other directorships:           Director of Avon Cosmeticos, S.A. de C.V.

Carlos Aguirre G.                        Age:                           49
                                         Years as director:             4
                                          Principal occupation:         General Director of Grupo Radio Centro

Rafael Aguirre G.                        Age:                           46
                                         Years as director:             11
                                         Principal occupation:          Private Investor
                                         Other directorships:           Chairman of the Board of the Quintana Roo
                                                                           branch of Bancrecer, S.A.; Director of the
                                                                           Quintana Roo branch of HSBC Mexico, S.A.
                                                                           (formerly Banco Internacional, S.A.);
                                                                           Director of the Yucatan Peninsula branch
                                                                           of Banco Nacional de Mexico, S.A.

Jose Manuel Aguirre G.                   Age:                           41
                                         Years as director:             4
                                         Principal occupation:          Private Investor

Pedro Beltran N.                         Age:                           60
                                         Years as director:             2
                                         Principal occupation:          Finance and Administrative Director and Chief
                                                                           Financial Officer of Grupo Radio Centro

Sergio Nino M.                           Age:                           63
                                         Years as director:             2
                                         Principal occupation:          Financial Advisor

Jose Raymundo Leal M.                    Age:                           58
                                         Years as director:             2
                                         Principal occupation:          Financial Advisor

Thomas Harold Raymond Moffet             Age:                           62
                                         Years as director:             4
                                         Principal occupation:          President of Amsterdam Pacific Securities,
                                                                           LLC (a financial advisory firm)

Luis de la Fuente Baca                   Age:                           58
                                         Years as director:             4
                                         Principal occupation:          Financial Advisor

      Ms. Maria Esther G. de Aguirre is the Honorary Chairperson for life of the Board of Directors of the Company and also is the mother of Francisco Aguirre G., Maria Adriana Aguirre G., Maria Esther Aguirre G., Ana Maria Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and Jose Manuel Aguirre G.

      The bylaws require that any of the following transactions be previously approved by the Board of Directors: (i) transactions entered into between the Company and/or its subsidiaries and any related party of the Company and/or its subsidiaries outside the ordinary course of business; (ii) the purchase or sale of 10% or more of the Company's and/or its subsidiaries' assets; (iii) the granting of a guarantee resulting in a potential liability exceeding 30% of the Company's and/or its subsidiaries' assets; and (iv) any transaction, other than the transactions described above, involving an amount in excess of one percent of the Company's and/or its subsidiaries' assets.

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

      Audit Committee

      The Audit Committee consists of three regular members of the Board of Directors appointed to the Audit Committee by the shareholders at the annual shareholders meeting. The chairman of the Audit Committee and a majority of its members must be independent directors, as independent is defined under Mexican securities market law.

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

      Currently, the Audit Committee consists of three members: Sergio Nino M., Thomas Harold Raymond Moffet and Luis de la Fuente Baca, as committee chairman. As required by our bylaws and Mexican law, the chairman and two of the three members, Mr. Moffet and Mr. de la Fuente Baca, are independent members, as independent is defined under Mexican securities market law.

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

      The Company currently has one statutory auditor, Alejandro Martinez C., and one alternate statutory auditor, Patricio Montiel F.

Executive Officers

      The executive officers of Grupo Radio Centro are as follows:

Carlos Aguirre G.                              Years as officer:          25
     General Director                          Years of service:          30

Pedro Beltran N.                               Years as officer:          18
     Finance and Administrative Director       Years of service:          18
     and Chief Financial Officer

Arturo Yanez F.                                Years as officer:          20
     Administrative Sub-Director               Years of service:          20

Sergio Gonzalez L.                             Years as officer:          20
     Operations Director                       Years of service:          20

Luis Cepero A.                                 Years as officer:          21
     Audio Engineering Director                Years of service:          43

Eduardo Stevens A.                             Years as officer:          14
     Transmission Engineering Director         Years of service:          24

Gonzalo Yanez V.                               Years as officer:          4
     Marketing Director                        Years of service:          7

Rodolfo Nava C.                                Years as officer:          4
     Audit and Information Manager             Years of service:          18

Alvaro Fajardo de la Mora                      Years as officer:          19
     General Counsel                           Years of service:          19

Luis Miguel Carrasco N.                        Years as officer:          6
     Commercial Director                       Years of service:          11

Compensation

      For the year ended December 31, 2003, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 22.0 million, of which approximately Ps. 3.9 million was paid in the form of bonus awards. These bonus awards were determined based on various factors, including quarterly financial results and station ratings and rankings.

      The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2003 was Ps. 17 million. The total of payments to directors for attendance at Board of Director meetings during 2003 was Ps. 283,140.

Employees

      At December 31, 2003, Grupo Radio Centro employed a total of 394 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Television, Similares y Conexos de la Republica Mexicana (the Radio and Telecommunications Workers Union or the "Union"). At each of December 31, 2002 and December 31, 2001, the Company employed a total of 394 and 406 full-time employees, respectively. Grupo Radio Centro also employs a varying number of temporary employees. During 2003, the Company employed an average of 99 temporary employees.

      Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the "Contrato Ley") that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union in the event exceptions from the Contrato Ley are desired. All of Grupo Radio Centro's current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley will expire on January 31, 2006; however, salary increases are implemented annually. On February 1, 2004, the Company and the Union agreed to a 4.5% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

      As of June 23, 2004, the Aguirre members of the Board of Directors had beneficial ownership, through the two Mexican trusts through which they hold their Series A Shares, of 84,020,646 Series A Shares of the Company,
representing 51.6% of the outstanding Series A Shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

      None of the Company's other directors or officers is the beneficial owner of more than 1% of the Company's outstanding capital stock.

Significant Differences between New York Stock Exchange Corporate Governance Standards and our Corporate Governance Practices

      Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores S.A. de C.V.). Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores). We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

      The  table  below  discloses  the  significant   differences  between  our
corporate governance practices and the NYSE standards.


                      NYSE Standards                                 Our Corporate Governance Practices
                      --------------                                 ----------------------------------
Director Independence.  Majority of board of directors         Pursuant to the Mexican Securities Market Law and
must be independent.  "Controlled companies," which would      our bylaws, our shareholders are required to appoint
include our company if it were a U.S. issuer, are exempt       a board of directors of between seven and 20
from this requirement.  A controlled company is one in         members, of whom at least  25% must be independent.
which more than 50% of the voting power is held by an          Our board of directors is not required to make a
individual, group or another company, rather than the          determination as to the independence of our
public.ss.303A.01                                              directors.

A director is not independent if such director is:             Under Article 14 Bis of the Mexican Securities
                                                               Market Law and our bylaws, a director is not
                                                               independent if such director is:

    (i)  a person who the board determines has a                 (i) an employee or officer of the company
    material direct or indirect relationship with the            (one-year cooling off period);
    company, its parent or a consolidated subsidiary;


                      NYSE Standards                                 Our Corporate Governance Practices
                      --------------                                 ----------------------------------
    (ii)  an employee, or an immediate family member of          (ii) a shareholder that, without being an
    an executive officer, of the company, its parent or a        employee or officer of the company, has influence
    consolidated subsidiary, other than employment as            or authority over the company's officers;
    interim chairman or CEO;

    (iii) a person who receives, or whose immediate              (iii) a consultant, or partner or employee of a
    family member receives, more than $100,000 per year          consultant, to the company or its affiliates,
    in direct compensation from the company, its parent          where the income from the company represents 10%
    or a consolidated subsidiary, other than director and        or more of the overall income of such consultant;
    committee fees or deferred compensation for prior
    services only (and other than compensation for
    service as interim chairman or CEO or received by an
    immediate family member for service as a
    non-executive employee);

    (iv)  a person who is affiliated with or employed, or        (iv) an important client, supplier, debtor or creditor (or
    whose immediate family member is affiliated with or          a partner, director or employee thereof). A client and
    employed in a professional capacity, by a present or         supplier is considered important where its sales to or
    former internal or external auditor of the company,          purchases from the company represent more than 10% of the
    its parent or a consolidated subsidiary;                     client's or supplier's total sales or purchases. A debtor
                                                                 or creditor is considered important whenever the relevant
                                                                 financing represents more than 15% of the company's assets or of the debtor's or creditor's assets;

    (v)   an executive officer, or an immediate family           (v) an employee of a fund, association or civil
    member of an executive officer, of another company           company that receives contributions from the
    whose compensation committee's membership includes an        company that represent more than 15% of the total
    executive officer of the listed company, its parent          contributions received;
    or a consolidated subsidiary; or

    (vi)  an executive officer or employee of a company,         (vi) a CEO or other high ranking officer of
    or an immediate family member of an executive officer        another company in which the issuer's CEO or other
    of a company, that makes payments to, or receives            high ranking officer is a member of the board of
    payments from, the listed company, its parent or a           directors; or
    consolidated subsidiary for property or services in
    an amount which, in any single fiscal year, exceeds
    the greater of $1 million or 2% of such other
    company's consolidated gross revenues (charities are
    not included, but any such payments must be disclosed
    in the company's proxy (or, if no proxy is prepared,
    its Form 10-K / annual report)).


                    NYSE Standards                                 Our Corporate Governance Practices
                    --------------                                 ----------------------------------
"Immediate family member" includes a person's spouse,          (vii) a "family member" related to any of the persons
parents, children, siblings, mothers and fathers-in-law,       mentioned above in (i) through (vi). "Family member"
sons and daughters-in-law and anyone (other than domestic      includes a person's spouse, concubine or other relative of
employees) who shares the person's home. Individuals who       up to three degrees of consanguinity or affinity, in the
are no longer immediate family members due to legal            case of (i) and (ii) above, and a spouse, concubine or
separation, divorce or death (or incapacity) are excluded.     other relative of up to one degree of consanguinity or
ss.303A.02(b)                                                  affinity in the case of (iii) through (vi) above.

Executive Sessions.  Non-management directors must meet     There is no similar requirement under our bylaws or
regularly in executive sessions without management.         applicable Mexican law.
Independent directors should meet alone in an executive
session at least once a year.ss.303A.03

Audit committee. Audit committee satisfying the             We will be required to comply with Rule 10A-3 under the
independence and other requirements of Rule 10A-3 under     Securities Exchange Act of 1934 by July 31, 2005. The
the Securities Exchange Act of 1934 and the more stringent  members of our audit committee are not required to satisfy
requirements under the NYSE standards is required.          the NYSE independence and other audit committee standards
ss.ss.303A.06, 303A.07                                      that are not prescribed by Rule 10A-3.

                                                            Our audit committee complies with the requirements
                                                            of the Mexican Securities Market Law and has the
                                                            following attributes:

                                                            We have a three-member audit committee, composed of
                                                            regular members of the board of directors and
                                                            appointed by the shareholders at the ordinary
                                                            general shareholders meeting.

                                                            Under our bylaws, the chairman of our audit
                                                            committee and the majority of its members must be
                                                            independent directors.  Two of the three members of
                                                            our audit committee are independent as such term is
                                                            defined under the Mexican Securities Market
                                                            Law.

                                                            Our audit committee operates pursuant to the Mexican
                                                            Securities Market Law, the regulations issued by the
                                                            National Securities and Banking Commission and our
                                                            bylaws.

                                                            Pursuant to our bylaws and Mexican law, our audit
                                                            committee submits an annual report regarding its
                                                            activities to our board of directors, which in turn
                                                            presents the report to our shareholders at the
                                                            ordinary general shareholders meeting.


                    NYSE Standards                                 Our Corporate Governance Practices
                    --------------                                 ----------------------------------
Nominating/corporate governance committee.                  We are not required to have a nominating/corporate
Nominating/corporate governance committee of independent    governance committee, and it is not expressly recommended
directors is required. The committee must have a charter    by the Mexican Code of Best Corporate Practices.
specifying the purpose, duties and evaluation procedures
of the committee. "Controlled companies," which would
include our company if it were a U.S. issuer, are exempt
from these requirements. ss.303A.04

Compensation committee. Compensation committee of           We are not required to have a compensation committee. Our
independent directors is required, which must approve       bylaws require that our directors' compensation be
executive officer compensation. The committee must have a   determined by the shareholders at the ordinary general
charter specifying the purpose, duties and evaluation       shareholders meeting.
procedures of the committee. "Controlled companies," which
would include our company if it were a U.S. issuer, are
exempt from this requirement. ss.303A.05

Equity compensation plans.  Equity compensation plans       Shareholder approval is not required under Mexican
require shareholder approval, subject to limited            law or our bylaws for the adoption and amendment of
exemptions.ss.303A.08                                        an equity compensation plan.  Currently, we do not
                                                            have an equity compensation plan.

Code of Ethics.  Corporate governance guidelines and a      We have adopted a code of ethics applicable to our
code of business conduct and ethics is required, with       chief executive officer, chief financial officer and
disclosure of any waiver for directors or executive         principal accounting officer or persons performing
officers. ss.303A.10                                          similar functions.  We are required by Item 16B of
                                                            Form 20-F to disclose any waivers granted to such
                                                            persons.  A copy of our code of ethics is available
                                                            on our website at www.radiocentro.com.mx.

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

      The following table sets forth certain information regarding the ownership of Series A Shares by holders of more than 5% of the outstanding Series A Shares as of June 23, 2004. All CPOs previously held by the Controlling Trusts were converted to Series A Shares in 2003.

                                              Series A           Percentage of
      Name of Person or Group               Shares Owned      Series A Shares(1)
      -----------------------               ------------      ------------------
      Old Controlling Trust..............    11,669,527              7.2%
      New Controlling Trust..............    72,351,119             44.4%

      ----------
      (1) Percentages are based on 162,667,561 Series A Shares issued and outstanding as of June 23, 2004.

      The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

      The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, "Additional
Information--Bylaws--Limitations Affecting Non-Mexican Holders." At June 23, 2004, to the best knowledge of the Company, approximately 34% of the outstanding Series A Shares were represented by ADSs. It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs.

Related Party Transactions

      Family Control of OIR Network Affiliates

      In addition to their participation in the Company, members of the Aguirre family owned or controlled 17 of the 111 affiliates in the network serviced by OIR at December 31, 2003. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 18.9%, 25.6% and 24.4% of OIR revenue (or 0.5%, 0.3% and 0.3% of Grupo Radio Centro's total broadcasting revenue) for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Grupo Radio Centro has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial air time to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

      Service Contract

      On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre Gomez, chairman of the Board of Directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of air time provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 10.0 million, Ps. 7.9 million and Ps. 7.8 million in 2003, 2002 and 2001, respectively. See Note 6 to the Consolidated Financial Statements.

      Sale of Goods and Services

      The Company makes available to employees, including key management personnel, and directors and directors' family members goods and services obtained by the Company in barter transactions. These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company's employees. In 2003, the Company received a total of Ps. 3.2 million from executive officers and directors and their families in connection with these transactions. See Note 6 to the Consolidated Financial Statements.

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

Item 8. Financial Information

Consolidated Financial Statements

      See Item 18, "Financial Statements" and pages F-1 through F-44.

Other Financial Information

      Legal and Arbitration Proceedings

      As required by a decree of a Mexican civil judge in connection with a litigation proceeding brought in 2002 by the Company to clarify the amounts owed in a contract dispute with Infored regarding the compensation of certain sportscasters for programming produced by Infored, the Company paid Ps. 13.1 million to Infored in June 2004. The amounts were paid from provisions that had been created in 2002 by the Company for such purpose. This matter was unrelated to the March 2004 arbitration decision regarding the Monitor news program.

      As of June 23, 2004, other than proceedings related to the arbitration with Infored described under Item 4, "Business Overview--Broadcasting Operations--Production of Programming by Infored," neither the Company nor any of its subsidiaries is engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

      Dividend Policy

      The table below sets forth each of the dividends paid by the Company during the period 1999-2003, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

                                                          Aggregate
                                     Fiscal Year with     Amount of         Dividend Per       Dividend Per         Dividend Per
                                     Respect to which    Dividend Paid     Series A Share     Series A Share            ADS
Date Dividend Paid                   Dividend Paid(1)   (Nominal Pesos)  (Nominal Pesos)(2)  (U.S. dollars)(2)  (U.S. dollars)(2)(3)
------------------                   ----------------   ---------------  ------------------  -----------------  --------------------
March 3, 2000...................          1999             42,700,000           0.24               0.02                 0.23
March 9, 2001...................          2000            115,000,000           0.70               0.07                 0.65
August 22, 2003.................          2002             55,000,000           0.34               0.03                 0.28

----------
(1)   The Company paid no dividends with respect to 2001.
(2) Per Series A Share and ADS amounts calculated based on weighted average number of shares outstanding during the year in which the dividend was paid.
(3) Nominal peso amounts have been translated to U.S. dollar amounts at the noon buying rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York.

      The amount of future dividends will depend upon Grupo Radio Centro's operating results, financial condition and capital requirements and upon general business conditions. The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Series A Shares, generally upon the recommendation of the Company's Board of Directors. At the annual shareholders meeting of April 16, 2004, no dividend was declared with respect to 2003. Depending on the Company's financial position and compliance with the covenants in its loan agreement with Scotiabank Inverlat, the Company may declare dividends in the future. See Item 10, "Additional Information--Bylaws--Dividends."

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

      The CPOs were originally issued by Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, Direccion Fiduciaria ("Nafin") as trustee for the trust (the "CPO Trust") created by the trust agreement, dated May 24, 1993, as amended, among the Old Controlling Trust and the Company, as grantors, and Nafin as CPO trustee. At a general meeting of the Company's shareholders on April 25, 2003 and a general meeting of the CPO holders on May 19, 2003, the shareholders and CPO holders approved several amendments to the CPO Trust. On June 27, 2003, the parties to the CPO Trust agreement entered into an amended and restated CPO Trust agreement (the "Amended CPO Trust Agreement"), reflecting those amendments, including the following:

      o Nafin was replaced as the CPO trustee by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, as successor trustee for the CPO Trust (the "CPO Trustee").

      o The term of the CPO Trust was extended 20 years until June 29, 2023 (which term may be further extended).

      o On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company's bylaws (see Item 10, "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders"), were exchanged for Series A Shares held in the CPO Trust. As of June 30, 2003, qualifying Mexican investors held Series A Shares and no longer held CPOs. Non-Mexican holders of CPOs as of June 30, 2003 continued to hold CPOs and, as holders of CPOs, are not entitled to withdraw the Series A Shares held in the CPO Trust.

      In connection with the Amended CPO Trust, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol "RCENTRO.A" on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line will reflect trading of both Series A Shares and CPOs.

      Holders of CPOs are able to sell their CPOs (i) to a non-Mexican investor, in which event the non-Mexican investor would receive such CPOs, or (ii) to a Mexican investor, in which event the Mexican investor would receive the Series A Shares underlying such CPOs, directly or by keeping them deposited at an account at Indeval, maintained by such investor or by an authorized institution. Indeval or Institucion para el Deposito de Valores, S.A. de C.V. is a privately-owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

      The 2003 amendments to the CPO Trust did not affect the rights or interests of holders of ADSs.

Price History

      The following table sets forth, for the periods indicated, the reported high and low sale prices for the Series A Shares and the CPOs on the Mexican Stock Exchange (on a nominal basis) and the reported high and low sale prices for the ADSs on the NYSE.

                                         Mexican               New York
                                     Stock Exchange          Stock Exchange
                                 -----------------------   -------------------
                                  Amounts per Series A
                                    Share and per CPO       Amounts per ADS
                                   (in nominal pesos)       (in U.S. dollars)
                                 -----------------------   -------------------
                                    High        Low          High       Low
                                    ----        ---          ----       ---
1999...........................    10.00       4.20          9.00      3.75

2000...........................    15.00       6.90         14.50      5.75

2001...........................     9.00       5.30          8.25      5.20

2002
      First Quarter............     6.30       5.05          6.24      5.10
      Second Quarter ..........     5.95       2.61          6.00      2.61
      Third Quarter............     3.55       3.30          3.63      2.65
      Fourth Quarter...........     3.49       2.25          2.64      1.76
2003
      First Quarter............     3.00       2.40          2.52      1.61
      Second Quarter ..........     6.65       3.00          5.75      2.40
      Third Quarter............     8.41       5.95          7.45      4.95
      Fourth Quarter...........     8.50       7.16          7.00      5.86

                                         Mexican               New York
                                     Stock Exchange          Stock Exchange
                                 -----------------------   -------------------
                                  Amounts per Series A
                                    Share and per CPO       Amounts per ADS
                                   (in nominal pesos)       (in U.S. dollars)
                                 -----------------------   -------------------
                                    High        Low          High       Low
                                    ----        ---          ----       ---
2004
      First Quarter ...........     8.45       5.70          7.14      4.63

Most Recent Six Months
      December 2003............     8.50       8.40          6.98      6.75
      January 2004.............     8.45       8.40          7.14      6.49
      February 2004............     8.45       8.45          6.96      6.70
      March 2004...............     8.45       5.70          6.50      4.63
      April 2004...............     6.30       5.40          4.83      4.20
      May 2004.................     7.40       5.30          5.88      4.05

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

Dividends

      At the annual ordinary general meeting of holders of Series A Shares, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with a report thereon by the Board, to the holders of Series A Shares for approval. The holders of Series A Shares, once they have approved the financial statements, determine the allocation of the Company's net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company's historical capital stock (before effect of restatement). See Note 19 to the Consolidated Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of the Company's Series A Shares. The remainder of net profits is available for distribution. All Series A Shares outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Series A Shares that are only partially paid participate in dividends or other distributions in the same proportion that such Series A Shares have been paid at the time of the dividends or other distributions.

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

      Termination of the CPO Trust

      The Amended CPO Trust Agreement and the CPOs issued under the public deed evidencing the issuance of CPOs pursuant to the Amended CPO Trust Agreement (which deed is registered with the Public Registry of Commerce of the Federal District of Mexico) are scheduled to expire 20 years after the date of execution of the Amended CPO Trust Agreement. The CPO Trust may be extended by the CPO Trustee upon receipt six months prior to termination of written notice from the CPO Technical Committee (as defined below). If no such notice is received, the CPO Trustee will commence the procedure for the termination of the Amended CPO Trust Agreement. At the time of such termination, the CPO Trustee will proceed to sell the Series A Shares held in the CPO Trust and distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. Notwithstanding the foregoing, the Amended CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.

      Upon the expiration of the Amended CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the Amended CPO Trust Agreement. There can be no assurance that a new trust agreement will be executed.

      Administration of the CPO Trust

      Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trust will continue to be administered by the CPO Trustee under the direction of a technical committee. The technical committee of the CPO Trust (the "CPO Technical Committee") consists of four members and their respective alternates. Each of the following appoints one member: the Mexican National Foreign
Investment Commission, the Mexican Stock Exchange, the Mexican Association of Securities Brokerage Firms, and the common representative of the CPO holders (HSBC, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC). Actions taken by the CPO Technical Committee are required to be approved by a majority of the members present at any meeting of such committee at which at least the majority of the members are present.

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

      Purchase by the Company of its Shares

      The Company generally may not repurchase its shares, subject to certain exceptions. First, the Company may repurchase shares for cancellation with distributable earnings pursuant to a decision of an extraordinary general meeting of shareholders. Second, pursuant to judicial adjudication, the Company may acquire the shares of a shareholder in satisfaction of a debt owed by such shareholder to the Company. The Company must sell any shares acquired pursuant to judicial adjudication within three months; otherwise, the Company's capital stock will be reduced and such shares will be cancelled. Third, in accordance with its bylaws, the Company is permitted to repurchase its own shares on the Mexican Stock Exchange under certain circumstances with funds from a special reserve created for such purpose. Shares repurchased by the Company may be held by the Company only for a stated period of time. If, at the expiration of such period, the shares have not been sold to investors, the capital stock must be reduced proportionally. The maximum amount that may be authorized by the shareholders to be spent by the Company for the repurchase of shares (see "--Bylaws--Shareholders Meetings" above) may not exceed the sum of net income for the prior year plus retained earnings.

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

                               MATERIAL CONTRACTS

      The Company entered into a $35 million loan agreement with Banco Inverlat, S.A. (now Scotiabank Inverlat, S.A.) on October 30, 2000 and amended the agreement on April 17, 2001. On December 10, 2002, the Company amended the loan agreement and converted 100% of the indebtedness from U.S. dollars to Mexican pesos. On December 3, 2003, the Company amended the loan agreement to increase the principal amount outstanding of the underlying loan by Ps. 50 million, to extend the loan's maturity to October 31, 2007 and to fix the annual interest rate of the consolidated loan at 10.3%, which is contingent upon the Company's compliance with a certain ratio of total liabilities to EBITDA as defined in the amendment to the loan agreement. Failure to comply with such ratio will result in incremental adjustments quarterly to the annual interest rate as set forth in the amendment up to a maximum interest rate of 11.55%. The consolidated loan has an aggregate principal amount of Ps. 198.1 million at June 23, 2004. Due to noncompliance with a financial covenant in the first quarter of 2004, the loan is currently subject to an annual interest rate of 11.05%. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

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

      In general, for U.S. federal tax purposes, and for purposes of the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the Protocols thereto (the "Tax Treaty") between the United States and Mexico, entered into force on January 1, 1994, holders of CPOs or ADSs will be treated as the beneficial owners of the Series A Shares represented by those CPOs or ADSs.

Taxation of Dividends

      Mexican Tax Considerations

      During 2004, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

      For purposes of Mexican taxation, an individual is considered to be a resident of Mexico if he or she has established a home in Mexico. However, if such individual has a home in a foreign country as well, he or she will be considered a resident of Mexico if his or her center of vital interests is located in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. A legal entity is considered to be a resident of Mexico if it has been incorporated under the laws of Mexico or if its principal administrative office is located in Mexico.

      U.S. Tax Considerations

      The gross amount of any dividends paid with respect to the Series A Shares represented by CPOs or ADSs, to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the CPOs will be treated as qualified dividends, because it is not clear that the CPOs are readily tradable on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

      Income generated on the sale of CPOs during 2004 by individuals or legal entities who are non-residents of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes. However, sales effected through a public offering must comply with certain restrictions in order to benefit from this exemption.

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

      Exemption under the Tax Treaty requires that the U.S. holder appoints a legal representative in Mexico for income tax purposes prior to the sale and provides such a representative with a U.S. tax residence certificate issued by the U.S. Internal Revenue Service. Additionally, the U.S. holder must file a notice with the Mexican tax authorities within 30 days after the appointment has been made.

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

      Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the CPOs or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate.

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

                              DOCUMENTS ON DISPLAY

      Grupo  Radio  Centro is subject  to the  information  requirements  of the
Securities Exchange Act of 1934, as amended. In accordance with these requirements, Grupo Radio Centro files reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report, and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Any materials filed by Grupo Radio Centro may also be read and copied at the SEC's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, Grupo Radio Centro has been required to make filings with the SEC by electronic means since November 2002. Any filings the Company makes electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov. and Grupo Radio Centro's website at www.radiocentro.com.mx. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosure About Market Risk

      The Company is exposed to market risk from changes in currency exchange rates.

Foreign Currency Exchange Risk

      The Company's principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. Provided below is a summary of the Company's net foreign currency exposure. For the year ended December 31, 2003, the U.S. dollar-denominated assets represented bank deposits. The U.S. dollar-denominated contingent liabilities in 2003 represented a potential obligation in connection with the arbitration proceeding with Infored described under Item 4, "Business Overview--Broadcasting Operations--Production of Programming by Infored." See Notes 4, 10 and 14 to the Consolidated Financial Statements.

                                                            At December 31, 2003
                                                               (in thousands)
                                                            --------------------
U.S. dollar-denominated assets............................       $     601
U.S. dollar-denominated contingent liabilities............         (21,016)
                                                                 ---------
   Net liability position including
     contingent liabilities...............................       $ (20,415)

      Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company's foreign currency-denominated costs and expenses and of any obligation the Company might with respect to any foreign currency-denominated liabilities. A depreciation of the peso relative to the U.S. dollar also will result in foreign exchange losses, as the peso value of the Company's foreign currency-denominated contingent liability would increase. The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

      Although the Company had no foreign-currency denominated indebtedness at December 31, 2003, the Company's total foreign currency-denominated contingent liabilities at such date amounted to $21.1 million in connection with the Infored Arbitration Award. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Production of Programming by Infored." and
Note 10 to the Consolidated Financial Statements. Additionally, a small portion of the Company's operating expenses are payable in U.S. dollars.

      A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 2.9 million in 2003. A hypothetical and unfavorable 10% change in the currency exchange rate on December 31, 2003 would have resulted in an estimated foreign exchange loss of approximately Ps. 22.9 million for 2003, reflecting the increased value in pesos of the Company's net foreign currency-denominated liability position including contingent liabilities.

Item 12. Description of Securities other than Equity Securities

      Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies

      None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders' Rights

      None.

Use of Proceeds

      Not applicable.

Item 15. Controls and Procedures

      We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

      Our board of directors has determined that Luis de la Fuente Baca qualifies as an "audit committee financial expert" within the meaning of this
Item 16A.

Item 16B.  Code of Ethics

      We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and principal accounting officer or persons performing similar functions. Our code of ethics is available on our website at www.radiocentro.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, principal accounting officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit Fees

      The following table sets forth the fees billed to us by our independent auditors, BDO Hernandez, Marron y Cia., SC, for the fiscal years ended December 31, 2002 and 2003:

                                                        Year ended December 31,
                                                        -----------------------
                                                          2002          2003
                                                        ---------    ---------
                                                            (in thousands)
Audit fees.................................             Ps. 1,765    Ps. 1,660
Audit-related fees.........................                     0            0
Tax fees...................................                     0            0
Other fees.................................                     0            0
                                                        ---------    ---------
   Total fees..............................             Ps. 1,765    Ps. 1,660

      Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements and the review of our interim financial statements and statutory and regulatory audits.

Audit Committee Approval Policies and Procedures

      Our  audit  committee  has  not  established   pre-approval  policies  and
procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

                                    PART III

Item 17. Financial Statements

      Not applicable.

Item 18. Financial Statements

      See pages F-1 through F-44, incorporated by reference herein.

Item 19. Exhibits

      Documents filed as exhibits to this annual report:

(a)   List of Financial Statements

Consolidated Financial Statements of Grupo Radio Centro, S.A. de C.V. for the
   Years Ended December 31, 2003, 2002 and 2001

   Report of independent auditors..........................................  F-1

   Consolidated balance sheets as of December 31, 2003 and 2002............  F-3

   Consolidated statements of income for the years ended
      December 31, 2003, 2002 and 2001.....................................  F-4

   Consolidated statements of changes in stockholders'
      equity for the years ended December 31, 2003, 2002 and 2001.........   F-5

   Consolidated statements of changes in financial position
      for the years ended December 31, 2003, 2002 and 2001................   F-6

   Notes to the consolidated financial statements as of and
      for the years ended December 31, 2003, 2002 and 2001................   F-7

      All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)   List of Exhibits

Charter (Escritura Constitutiva), together with
   an English translation(a)..............................................   1.1

Amended and Restated Bylaws of Grupo Radio
   Centro, S.A. de C.V., dated April 25, 2003,
   filed as an English translation(h).....................................   1.2

Amended and Restated Controlling Trust Agreement,
   No. F/23020-1, dated April 24, 1992, with amendments
   dated September 2, 1992, May 18, 1993 and
   September 14, 1993, between certain members of
   the Aguirre family and Bancomer, S.A., as trustee,
   together with an English translation (b)...............................   3.1

Amended and Restated CPO Trust Agreement, dated
   as of June 27, 2003, between GE Capital
   Bank S.A., Institucion de Banca Multiple, GE
   Capital Grupo Financiero, as CPO Trustee, and
   Grupo Radio Centro, S.A. de C.V., filed
   as an English translation(h)...........................................   3.2

Trust Agreement, dated June 3, 1998, among
   certain principal shareholders of Grupo Radio
   Centro, S.A. de C.V., together with an
   English translation(c).................................................   3.3

Deposit Agreement, dated June 30, 1993, among
   Grupo Radio Centro, S.A. de C.V., Citibank
   N.A. and holders from time to time of
   American Depositary Receipts issued thereunder,
   including the form of American Depositary
   Receipt(d).............................................................   4.1

Amended and Restated Public Deed, dated as of
   June 27, 2003 (the "Amended and Restated CPO
   Deed"), filed as an English translation(h).............................   4.2

Modifying Agreement, dated December 14, 1998,
   between Grupo Radio Centro, S.A. de C.V. and
   Comercializadora Siete, S.A. de C.V., modifying
   Service Agreement, dated October 2, 1995 with
   respect to XHFO-FM, together with an English
   translation(e).........................................................   4.3

Programming Services Agreement, dated December 23,
   1998, among Grupo Radio Centro, S.A. de C.V.,
   Infored and Jose Gutierrez Vivo, together
   with an English translation(e).........................................   4.4

Loan Agreement, dated October 30, 2000, between
   Grupo Radio Centro, S.A. de C.V. and Banco
   Inverlat, S.A., (the "Loan Agreement"), together
   with an English translation(f).........................................   4.5

Letter Agreement, dated April 17, 2001, between
   Grupo Radio Centro, S.A. de C.V. and Scotiabank
   Inverlat, S.A. (formerly Banco Inverlat, S.A.),
   amending Loan Agreement, together with an
   English translation(f).................................................   4.6

Waiver and Amendment Letter, dated June 19, 2002,
   executed by Scotiabank Inverlat and Grupo Radio
   Centro, S.A. de C.V. in connection with the
   Loan Agreement(g)......................................................   4.7

Amendment, dated December 10, 2002, to the Loan
   Agreement, filed as an English translation(h)..........................   4.8

Amendment, dated December 3, 2003, to the Loan
   Agreement, filed as an English translation.............................   4.9

Amendment, dated as of June 29, 2004, to the
   Loan Agreement, to be filed as an English
   translation pursuant to Rule 12b-25....................................  4.10

Modifying Agreement, dated June 29, 2001, between
   Grupo Radio Centro, S.A. de C.V. and
   Comercializadora Siete, S.A. de C.V., modifying
   Service Agreement, dated October 2, 1995, with
   respect to XHFO-FM, together with an English
   translation(g).........................................................  4.11

List of Subsidiaries of the Company(h)....................................   8.1

Certification pursuant to Section 302 of the
  Sarbanes-Oxley Act of 2002..............................................  12.1

Certification pursuant to Section 302 of the
  Sarbanes-Oxley Act of 2002..............................................  12.2

Certification pursuant to Section 906 of the
  Sarbanes-Oxley Act of 2002..............................................  13.1

----------
(a) Incorporated by reference to the Company's Registration Statement on Form F-1 (Reg. No. 333-63878) filed on June 4, 1993.

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

(d) Incorporated by reference to the Company's Registration Statement on Form F-6 (Reg. No. 333-8224) filed on January 16, 1998.

(e) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1999.

(f) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on May 9, 2001.

(g) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002.

(h) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004

                                                GRUPO RADIO CENTRO, S.A. de C.V.

                                                By: /s/ Pedro Beltran Nasr
                                                    ----------------------------
                                                    Pedro Beltran Nasr
                                                    Chief Financial Officer

                        GRUPO RADIO CENTRO, S.A. DE C.V.,

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                  TOGETHER WITH

                                AUDITORS' REPORT

                        GRUPO RADIO CENTRO, S.A. DE C.V.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----
Report of independent auditors                                       F-1 to F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2003 and 2002             F-3

Consolidated Statements of Income
       for the years ended December 31, 2003, 2002 and 2001              F-4

Consolidated Statements of Changes in Shareholders' Equity
       for the years ended December 31, 2003, 2002, and 2001             F-5

Consolidated Statements of Changes in Financial Position
       for the years ended December 31, 2003, 2002, and 2001             F-6

Notes to the Consolidated Financial Statements                       F-7 to F-44

                         Report of Independent Auditors

To the Board of Directors and Shareholders of Grupo Radio Centro, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Radio Centro, S.A. de C.V. and subsidiaries (as defined in Note 1 to the consolidated financial statements) as of December 31, 2003 and 2002, and the related consolidated statements of (loss) income, changes in shareholders' equity and changes in financial position for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Radio Centro, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the results from operations for each of the years in the three year period ended December 31, 2003, and the shareholders' equity and changes in financial position as of December 31, 2003 and 2002, to the extent summarized in Note 27 to the accompanying consolidated financial statements.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language.

Hernandez, Marron y Cia., S.C.

Salvador Dacal Alonso, CPA
Partner

Mexico City
March 17, 2004,
except for the matter described in the last paragraph of Note 14, sub-paragraph a) which dates are June 15, 2004 and June 29, 2004

                        GRUPO RADIO CENTRO, S.A. DE C.V.
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Unless otherwise  specified,  all amounts bearing the symbol "Ps" are expressed
       in thousands of constant Mexican pesos with purchasing power as of
             December 31, 2003. Amounts bearing the symbol "US$" are
                     expressed in thousands of US dollars.)

                                                       2003            2003             2002
                                                   -----------     ------------     ------------
                     ASSETS
                     ------
CURRENT:
   Cash and temporary investments (Note 5)         US   $6,111     Ps    68,676     Ps    40,878
   Accounts receivable:
     Broadcasting, net of allowance for
     doubtful
        accounts of Ps7,411 and Ps1,663                 19,238          216,232          223,789
     Other receivables (Note 7)                            351            3,946            6,183
     Income taxes recoverable                               --               --           18,120
                                                   -----------     ------------     ------------
                                                        19,589          220,178          248,092
                                                   -----------     ------------     ------------
     Guarantee deposits (Note 8)                           615            6,915            7,190
     Others prepaid expenses                               843            9,480            7,387
     Prepaid expenses (Note 10)                             --               --            9,454
                                                   -----------     ------------     ------------
        Total current assets                            27,158          305,249          313,001
                                                   -----------     ------------     ------------
     Prepaid expenses (Note 10)                             --               --          108,729
     Property and equipment, net
        (Notes 11)                                      41,805          469,892          495,940
     Deferred charges, net (Note 12)                     1,102           12,391           18,424
     Excess cost over net book value of net
     assets of
        subsidiaries, net (Note 13)                     67,802          762,088          841,603
     Guarantee deposits (Note 8)                            51              576            7,789
     Other assets                                          279            3,140            3,266




                                                   -----------     ------------     ------------

                                                   US $138,197     Ps 1,553,336     Ps 1,788,752
                                                   ===========     ============     ============

                                                      2003            2003            2002
                                                   -----------    ------------    ------------
        LIABILITIES
        -----------
CURRENT:

   Notes payable (Note 14)                         US   $5,037    Ps    56,618    Ps   190,153
   Advances from customers
     (Note 15)                                           5,307          59,657          42,446
   Suppliers and other
   accounts
     payable (Note 16)                                   4,759          53,491          66,868
   Taxes payable (Note 17)                               2,318          26,051          13,849
   Contingent liability (Note 10)                       21,008         236,133              --
                                                   -----------    ------------    ------------
        Total current                                   38,429         431,950         313,316
        liabilities

LONG-TERM:
   Notes payable (Note 14)                              15,112         169,855         164,789
   Reserve for labor
   obligations
     (Note 18)                                           2,352          26,445          26,168
   Deferred taxes (Note 20)                              2,435          27,366          83,993
                                                   -----------    ------------    ------------
        Total liabilities                               58,328         655,616         588,266
                                                   -----------    ------------    ------------
   SHAREHOLDERS' EQUITY
   --------------------
     (Note 19):

   Capital stock                                        95,360       1,071,841       1,072,142
   Retained (deficit) earnings                         (11,223)       (126,147)        176,087
   Reserve for repurchase of shares                      3,377          37,952          38,021
   Surplus on restatement of capital                       385           4,332           4,332
   Cumulative effect on prior years
     of initial recognition
     of deferred
     income taxes  (Note 20)                            (8,060)        (90,597)        (90,597)
   Effect from labor liability                             (15)           (168)             --
                                                   -----------    ------------    ------------

   Majority shareholders' equity                        79,824         897,213       1,199,985

   Minority interest                                        45             507             501
                                                   -----------    ------------    ------------
     Total shareholders' equity                         79,869         897,720       1,200,486
                                                   -----------    ------------    ------------
                                                   US $138,197    Ps 1,553,336    Ps 1,788,752
                                                   ===========    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

      (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2003. Amounts bearing the symbol "US$" are expressed
                          in thousands of US dollars.)

                                                            2003             2003           2002          2001
                                                        ------------   ------------   ------------   -----------
                                                          (Note 2)
BROADCASTING REVENUES                                   US$   73,406   Ps   825,084   Ps   738,376   Ps  779,957
Broadcasting expenses, excluding
  depreciation and amortization                               43,904        493,593        479,624       504,304
                                                        ------------   ------------   ------------   -----------

    Broadcasting income                                       29,502        331,491        258,752       275,653

Depreciation and amortization                                 10,089        113,405        112,327       122,196
General and administrative corporate expenses
  (Note 21)                                                    5,354         60,183         46,911        52,399
                                                        ------------   ------------   ------------   -----------

    Operating income                                          14,059        157,903         99,514       101,058
                                                        ------------   ------------   ------------   -----------

COMPREHENSIVE COST OF FINANCING

  Interest expense                                             2,409         27,098         20,828        36,761
  Interest income                                                (87)          (973)        (2,318)       (2,944)
  Loss (gain) on foreign currency exchange,
    net (Note 4)                                                 575          6,463         43,734       (17,874)
  Loss (gain) on net monetary position                            28            310         (9,034)       (3,346)
                                                        ------------   ------------   ------------   -----------

                                                               2,925         32,898         53,210        12,597
                                                        ------------   ------------   ------------   -----------

Other expenses, net (Note 22)                                  5,870         65,982         52,487        75,993
                                                        ------------   ------------   ------------   -----------

    Income (loss) before extraordinary item
        and provisions                                         5,264         59,023         (6,183)       12,468

Extraordinary item (Note 10)                                  30,322        340,705           --            --
                                                        ------------   ------------   ------------   -----------

    (Loss) income before provisions                          (25,058)      (281,682)        (6,183)       12,468

Benefit for income taxes and
  employee profit sharing (Note 20)                           (3,193)       (35,887)        (8,454)       (6,002)
                                                        ------------   ------------   ------------   -----------

    Net (loss) income                                   US$  (21,865)  Ps  (245,795)  Ps     2,271   Ps   18,470
                                                        ============   ============   ============   ===========

NET (LOSS) INCOME APPLICABLE TO:
  Majority interest                                     US$  (21,866)  Ps  (245,801)  Ps     2,257   Ps   18,453
  Minority interest                                                1              6             14            17
                                                        ------------   ------------   ------------   -----------

                                                        US$  (21,865)  Ps  (245,795)  Ps     2,271   Ps   18,470
                                                        ============   ============   ============   ===========

NET (LOSS) INCOME PER SHARE                             US$   (0.134)  Ps    (1.511)  Ps     0.013   Ps   0.112
                                                        ============   ============   ============   ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

      (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2003. Amounts bearing the symbol "US$" are expressed
                          in thousands of US dollars.)

                                                                                                     Surplus
                                                                  Reserve for      Effect from    (deficit) on
                                     Capital        Retained       repurchase         labor        restatement
                                      stock         earnings       of shares       liabilities     of capital
                                  ------------    -----------     -----------     ------------    ------------
Balances as of December 31,
    2000 (Note 19)                Ps 1,078,998    Ps  308,733     Ps   13,447     Ps       --     Ps    4,252
Increase to the reserve for the
    repurchase of shares                    --        (22,706)         22,706              --              --
Repurchase of shares                    (1,338)            --            (169)             --              --
Net income for the year                     --         18,470              --              --              --
Dividends paid                              --       (130,650)             --              --              --
Sales of shares                          1,338                            132
Cumulative effect of recognition
    of deferred income taxes                --             --              --              --              --
Minority interest                           --            (17)             --              --              --
                                  ------------    -----------     -----------     -----------     -----------
Balances as of December 31,
    2001 (Note 19)                   1,078,998        173,830          36,116              --           4,252
Repurchase of shares                    (6,856)             -           1,905              --              --
Net income for the year                     --          2,271              --              --              --
Cumulative effect of recognition
    of deferred income taxes                --             --              --              --              80
Minority interest                           --            (14)             --              --              --
                                  ------------    -----------     -----------     -----------     -----------
Balances as of December 31,
    2002 (Note 19)                   1,072,142        176,087          38,021              --           4,332
Repurchase of shares                      (301)             -             (69)             --              --
Net loss for the year                       --       (245,795)             --              --              --

Effect of additional liability
    from labor liabilities                  --             --              --            (168)             --
Dividends paid                              --        (56,433)             --              --              --
Minority interest                           --             (6)             --              --              --
                                  ------------    -----------     -----------     -----------     -----------
Balances as of December 31,
    2003 (Note 19)                Ps 1,071,841    Ps (126,147)    Ps   37,952     Ps     (168)    Ps    4,332
                                  ============    ===========     ===========     ===========     ===========

                                                       Cumulative
                                                        effect on
                                                     prior years of
                                                         initial
                                                       recognition
                                        Minority       of deferred                     Comprehensive
                                        interest      income taxes       Total         income (loss)
                                      -----------    --------------  ------------      -------------
Balances as of December 31,
    2000 (Note 19)                    Ps      470    Ps  (89,614)    Ps 1,316,286      Ps   32,879
                                                                                       ===========
Increase to the reserve for the
    repurchase of shares                       --             --               --               --
Repurchase of shares                           --             --           (1,507)              --
Net income for the year                        --             --           18,470           18,470
Dividends paid                                 --             --         (130,650)              --
Sales of shares                                                             1,470
Cumulative effect of recognition
    of deferred income taxes                   --            (59)             (59)             (59)
Minority interest                              17             --               --               --
                                      -----------    -----------     ------------      -----------
Balances as of December 31,
    2001 (Note 19)                            487        (89,673)       1,204,010      Ps   18,411
                                                                                       ===========
Repurchase of shares                           --             --           (4,951)              --
Net income for the year                        --             --            2,271            2,271
Cumulative effect of recognition
    of deferred income taxes                   --           (924)            (844)            (844)
Minority interest                              14             --               --               --
                                      -----------    -----------     ------------      -----------
Balances as of December 31,
    2002 (Note 19)                            501        (90,597)       1,200,486      Ps    1,427
                                                                                       ===========
Repurchase of shares                           --             --             (370)              --
Net loss for the year                          --             --         (245,795)        (245,795)

Effect of additional liability
    from labor liabilities                     --             --             (168)            (168)
Dividends paid                                 --             --          (56,433)              --
Minority interest                               6             --               --               --
                                      -----------    -----------     ------------      -----------
Balances as of December 31,
    2003 (Note 19)                    Ps      507    Ps  (90,597)     Ps  897,720      Ps (245,963)
                                      ===========    ===========      ===========      ===========

       The accompanying notes are an integral part of these consolidated financial statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

      (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2003. Amounts bearing the symbol "US$" are expressed
                          in thousands of US dollars.)

                                                                            2003           2003           2002          2001
                                                                        ------------   ------------   ------------   -----------
                                                                          (Note 2)
OPERATING ACTIVITIES:
---------------------
Net (loss) income for the year                                          US$  (21,865)  Ps  (245,795)  Ps     2,271   Ps   18,470
Increases (decreases) to income not
  affecting resources:
  Depreciation and amortization                                                3,015         33,890         38,370        43,738


  Amortization of goodwill                                                     7,074         79,515         73,957        78,458


  Deferred income taxes                                                       (5,037)       (56,627)       (14,139)       (9,864)


  Advance payments                                                            10,514        118,183         16,726        10,430
  Reduction in book value of  buildings held for sale
  (Note 12)                                                                      125          1,407          1,754         1,428
                                                                        ------------   ------------   ------------   -----------

                                                                              (6,174)       (69,427)       118,939       142,660

Net change in accounts receivable,
  accounts payable and other                                                  25,908        291,222        (78,726)       12,398
                                                                        ------------   ------------   ------------   -----------

    Resources provided by operating activities                                19,734        221,795         40,213       155,058
                                                                        ------------   ------------   ------------   -----------

FINANCING ACTIVITIES:
---------------------
  Repurchase of shares                                                           (33)          (370)        (4,951)          (37)
  Repayments (proceeds) in bank loans                                        (11,430)      (128,469)       (59,310)       29,851
  Dividends paid                                                              (5,020)       (56,433)         --         (130,558)
                                                                        ------------   ------------   ------------   -----------

    Resources used in financing activities                                   (16,483)      (185,272)       (64,261)     (100,744)
                                                                        ------------   ------------   ------------   -----------

INVESTING ACTIVITIES:
---------------------
  Excluding the recognition of the effects of inflation:
    Equipment                                                                   (776)        (8,725)       (24,985)      (24,043)
    Buildings held for sale                                                    --             --            16,674         --
  Guarantee deposits                                                           --             --             --          (22,800)
  Purchase of equity securities                                                --             --             --         (108,992)
  Effects of inflation                                                         --             --             --           (8,498)
                                                                        ------------   ------------   ------------   -----------

  Resources used in investing activities                                        (776)        (8,725)        (8,311)     (164,333)
                                                                        ------------   ------------   ------------   -----------

Increase (decrease) in cash and temporary
  investments                                                                  2,475         27,798        (32,359)     (110,019)

Cash and temporary investments
  at beginning of year                                                         3,636         40,878         73,237       183,256
                                                                        ------------   ------------   ------------   -----------

Cash and temporary investments
  at end of year                                                        US$    6,111   Ps    68,676   Ps    40,878   Ps   73,237
                                                                        ============   ============   ============   ===========

       The accompanying notes are an integral part of these consolidated financial statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31,
        2003. Amounts bearing the symbol "US$" are expressed in thousands of US dollars.)

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

                             Companies                                 Notes      2003       2002       2001
--------------------------------------------------------------------  ---------  --------  ---------  ----------
                          Radio stations:
XEQR, S.A. de C.V.                                                                  X         X           X
XERC, S.A. de C.V.                                                                  X         X           X
XEEST, S.A. de C.V.                                                      a          X         X           X
XEQR-FM, S.A. de C.V.                                                               X         X           X
XERC-FM, S.A. de C.V.                                                               X         X           X
XEJP-FM, S.A. de C.V.                                                               X         X           X
XEDKR-AM, S.A. de C.V.                                                              X         X           X
XESTN-AM                                                                 b          X         X           X
Radio Red, S.A. de C.V.                                                             X         X           X
Radio Red-FM, S.A. de C.V.                                                          X         X           X
Estacion Alfa, S.A. de C.V.                                                         X         X           X
Emisora 1150, S.A. de C.V. (formerly XECMQ)                                         X         X           X
Radio Sistema Mexicano, S.A.                                             c          X         X           X

                       Marketing companies:

Grupo Radio Centro, S.A. de C.V.                                                    X         X           X
Radio Centro Publicidad, S.A. de C.V.                                               X         X           X
GRC Publicidad, S.A. de C.V.                                                        X         X           X
GRC Medios, S.A. de C.V.                                                 d          X         X           X

                        Service companies:

Promotora Tecnica de Servicios Profesionales,
       S.A. de C.V.                                                                 X         X           X

Publicidad y Promociones Internacionales,
       S.A. de C.V.                                                                 X         X           X

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

                             Companies                                 Notes      2003       2002       2001
--------------------------------------------------------------------  ---------  --------  ---------  ----------
Promo Red, S.A. de C.V.                                                             X         X           X

                      Real estate companies:

Universal de Muebles e Inmuebles, S.A. de C.V.                           e          X         X           X
Inmobiliaria Radio Centro, S.A. de C.V.                                  e          X         X           X

                      Sub-holding companies:

Desarrollos Empresariales, S.A. de C.V.                                             X         X           X
Radiodifusion Red, S.A. de C.V.                                                     X         X           X
Enlaces Troncales, S.A. de C.V.                                          f          X         X           X

                     Non-operating companies:

Musica, Musica, Musica, S.A. de C.V.                                                X         X           X
Promotora de Exitos, S.A. de C.V.                                                   X         X           X
Producciones Artisticas Internacionales, S.A. de C.V.                    g          X         X           X

                       Internet companies:

To2 Mexico, S.A. de C.V.                                                 h          X         X           X
----------------------------------------------------------------------------------------------------------------

Notes:

a Radio station managed and operated by Comercializadora Siete de Mexico, S.A. de C.V.

b Radio station acquired by Radio Red, S.A. de C.V. on September 6, 2000 to operate in Monterrey, Nuevo Leon.

c     Subsidiary as of December 31, 2001 (see Note 23).

d     Subsidiary as of April 2, 2001 (see Note 24).

e On July 8, 2000, Grupo Radio Centro established Trust N(degree)151548, with Banco Internacional, S.A., as trustee, to act as the real estate administrator for Universal de Muebles e Inmuebles, S.A. de C.V. and Inmobiliaria Radio Centro, S.A. de C.V. On September 30, 2002 the Trust was terminated and consequently the real estate is administered by the above-mentioned real estate companies.

f Includes Palco Deportivo.Com, S.A. de C.V. and related companies, all of which were merged into this subsidiary on October 1, 2001 (see Note 24).

g The subsidiary was incorporated as a result of the merger between Grupo Radio Centro (the merging company) and Centraltena (the merged company) effective October 13, 1999.

h     Subsidiary as of February 16, 2001 (see Note 24).

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      The  Company's   radio-station   operations  include  the  production  and
broadcasting of musical programs, news, interviews, special events and advertising in Mexico City's metropolitan area. They are based on limited-term concessions, subject to renewal, granted by Mexico's Ministry of Communications and Transportation ("SCT"). One of the station concessions granted to the Company expired in October 2003 and one in November 2003. Renewed applications for both these concessions have been filed as described below. Nine will be up for renewal in July 2004, one in December 2007 and one in December 2012.

      In November 2002, renewal applications for the two concessions that expired in 2003 and in May 2003 renewal applications for the nine concessions that are set to expire in 2004 were submitted to the Ministry of Communication and Transportation (Secretaria de Comunicaciones y Transportes). Renewal of these concessions is still pending.

      The Company's marketing companies are or were responsible for the programming and sale of commercial airtime for broadcast by the Company's radio stations in Mexico City's metropolitan area and, beginning in 1995, in the rest of Mexico.

      The  Company's  service  companies  provide   commercial,   technical  and
administrative personnel to the companies comprising Grupo Radio Centro.

      The Company's real estate companies described in Note 1e, own the land and buildings where the transmission facilities of the Company's radio stations and its commercial companies are located, including the building where the head offices and studios of Grupo Radio Centro and its subsidiaries are located.

      The Company's non-operating companies were incorporated for the purpose of developing new investment projects and are not currently active.

      The   Internet   companies   were   acquired  to  explore  the   Company's
opportunities for distributing its content through the Internet. On October 1, 2002 the Internet companies To2 Mexico and Palco Deportivo ceased operations.

      In October 2001, the Company restructured itself to decrease the number of holding companies and simplify management. This restructuring resulted in mergers and acquisitions among subsidiaries of the Company as follows:

* Desarrollos Empresariales, S.A. de C.V. acquired from Grupo Radio Centro, S.A. de C.V. 99.99% of the shares of Radiodifusion Red, S.A. de C.V. and is the surviving entity following mergers with each of the following subsidiaries:

o     Mensajes Digitales, S.A. de C.V.
o     Industrias Telecentro, S.A. de C.V.

* Enlaces Troncales, S.A. de C.V. acquired 99.99% of the shares of Promo Red, S.A. de C.V. from Radiodifusion Red, S.A. de C.V. and is the surviving entity following mergers with each of the following subsidiaries (see Note 13):

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

o     Palco Deportivo.Com, S.A. de C.V.
o     Palco Shop, S.A. de C.V.
o     Palco Deportivo Multimedia, S.A. de C.V.
o     Palco Deportivo Mexico, S.A. de C.V.

* Promo Red, S.A. de C.V. is the surviving entity following a merger with Servicios Corporativos Palco, S.A. de C.V. (see Note 13).

* Radio Centro Publicidad, S.A. de C.V. is the surviving entity following mergers with the following subsidiaries:

o     Publicidad Mega, S.A. de C.V.
o     Organizacion Impulsora de Radio, S.A. de C.V.
o     Compania de Servicios Publicitarios, S.A. de C.V.

* GRC Medios, S.A. de C.V. is the surviving entity following a merger with Expertopolis, S.A. de C.V. (acquired by Grupo Radio Centro, S.A. de C.V. for Ps 50 in June 2001).

NOTE 2   Basis of consolidation and presentation

      The accompanying consolidated financial statements include the accounts of Grupo Radio Centro and its subsidiaries, listed in Note 1, as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001. All intercompany balances and transactions have been eliminated in consolidation.

      Convenience statements:

      The 2003 US dollar amounts (denoted by the symbol "US$") shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 11.24/US$1.00, the noon buying rate of Mexican pesos on December 31, 2003, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

      Certain amounts reported to the consolidated financial statements as of December 31, 2002 and 2001 have been reclassified to conform to the 2003 presentation.

NOTE 3   Summary of significant accounting policies

      The most significant accounting policies followed by Grupo Radio Centro in the preparation of its consolidated financial statements, are summarized below:

      a.    Recognition of the effects of inflation:

      - The consolidated financial statements have been prepared in accordance with the guidelines set out in Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and its amendments, issued by the Mexican Institute of

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

            Public Accountants. Therefore, the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, are expressed in constant Mexican pesos with purchasing power as of December 31, 2003, as determined by applying factors derived from the National Consumer Price Index ("NCPI") published by the Banco de Mexico.

                                                           2003    2002    2001
                                                          ------  ------  ------
            Restatement factor using Mexican Inflation    1.0397  1.057    1.044

      - Capital stock, retained earnings (deficit), reserve for repurchase of shares and cumulative effect on prior years of recognition of deferred income tax include their restatement effects, determined by applying factors derived from the NCPI from the date of their contribution or generation. These restatements reflect the reserves required to maintain shareholders' equity accounts at constant levels.

      - Surplus on restatement of capital represents the accumulated gain from holding non-monetary assets. This gain represents the difference between the value of non-monetary assets, recorded at acquisition cost as compared to the value of the assets as restated using factors derived from the NCPI.

      - (Gain) loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the net monetary assets and liabilities held during the year.

      - Comprehensive cost of financing consists of interest income and expense, foreign-exchange gains or losses, and the gain or loss on net monetary position.

      b.    Temporary investments:

            Stated at cost, plus interest earned, which does not exceed market value.

      c.    Property and equipment:

            The Company recognizes the effects of inflation through adjustments in general price levels by applying factors derived from the NCPI. Related depreciation is calculated based on estimated useful lives of assets, as determined by independent appraisers, both for acquisition costs and restatement increases.

            During 2003, 2002 and 2001, impairment losses relating to buildings held for sale and amounting to Ps 1,407, Ps 1,754 and Ps 1,428, respectively, were recognized in other expenses in the accompanying statements of (loss) income (see Note 22).

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      d.    Excess cost over net book value of net assets of subsidiaries:

            Goodwill can be amortized over a period no greater than 20 years from the date of acquisition. Amortization is calculated on the straight-line method.

      e. Income Tax ("IT"), Business Assets Tax ("BAT"), Employees Statutory Profit-Sharing ("ESPS") and Deferred Income Taxes:

            IT, BAT and ESPS expense are recognized in the period incurred, and the effects of deferred IT and ESPS are recognized, in accordance with Bulletin D-4, Accounting treatment of income tax, business assets tax and employees profit sharing ("Bulletin D-4"), effective January 1, 2000. Bulletin D-4 requires deferred IT to be determined by applying the enacted statutory income tax rate to the total temporary differences between the book value and tax value of assets and liabilities, considering when available, and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. Bulletin D-4 also requires a determination of the effect of deferred ESPS for those temporary differences, which are of non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS.

            Income taxes are computed based on the consolidated return basis and employee profit sharing is computed on a separate return basis for each entity in the consolidated group. The effect of a statutory tax rate change is recognized in the income statement of the period in which the change occurs and is officially declared (see Note 20).

      f.    Advances from customers:

            Recognized as income when the corresponding airtime is transmitted.

      g.    Employee benefits:

            The costs related to benefits to which employees are entitled as a result of seniority premiums and pension plans in the case of union personnel, or by law or by Company grant, are recognized in the results of operations on the basis of the present value of the benefits determined under actuarial estimates, as services are rendered. The amortization of unrecognized prior service cost, changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee's estimated active service life. Other benefits, to which employees may be entitled, principally severance benefits and vacations, are recognized as an expense in the year in which they are paid.

            On January 1, 2000, the Company established a pension plan for union personnel. The Company has recorded a reserve for the estimated accrued seniority premium and pension benefits, the amount of which was determined also through actuarial estimates (see Note 18).

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

            Other indemnities or compensation based on length of service, to which, under the terms of Mexico's current Federal Labor Law, employees may be entitled in the event of dismissal or death are charged to income in the year in which they become payable.

      h.    Earnings per share:

            Net income per share is computed on the basis of the weighted average number of shares outstanding for the years ended December 31, 2003, 2002 and 2001.

      i.    Transactions in foreign currencies:

            Recorded  at the  buying  rate  published  by the  Banco  de  Mexico
            (Central Bank) in 2003 and 2002, which rate is comparable to the Federal Reserve Bank of New York on the dates they are entered into and/or settled. For 2001, the rate used was at the noon buying rate of the Federal Reserve Bank of New York. Monetary assets and liabilities in foreign currencies are stated in Mexican pesos at the year-end closing rates of exchange. The exchange differences are applied to the year's results from operations.

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

      m.    Concentration of credit risk

            Broadcasting Revenue:

                  The Company's  principal  source of revenue is generated  from radio broadcasting of advertising and promotions for its customers. Although the

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

            Company has several large customer accounts, none comprised more than 10% of the Company's total broadcasting revenue in 2003, 2002 and 2001.

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

            The total comprehensive income presented in the statement of changes in shareholders' equity, results from the performance of the Company for the period ended December 31, 2003 and is included on the balance sheet as part of shareholders' equity, pursuant to generally accepted accounting principles in Mexico as net income (loss), plus deferred income tax and any additional liability for retirement payments.

      p.    New pronouncements:

            In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities and Commitments." This Bulletin was effective January 1, 2003 and supersedes former Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments." Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and the accounting for the early settlement of liabilities and convertible debt. Additionally, Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations. The adoption of this Bulletin did not have a material effect on the Company's financial statements.

            The Mexican Institute of Public Accountants published Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal," which became effective as of January 1, 2004. The application of Bulletin C-15 is mandatory for fiscal years beginning on or after January 1, 2004, but early adoption is encouraged. Bulletin C-15 establishes, among other things, new principles for the calculation and recognition of impairment losses for long-lived assets and including any subsequent reversals of such impairment losses. It also provides examples of indicators of possible

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

            impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such losses requires the determination of recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its usable value, which is the present value of discounted future net cash flows, using an appropriate discount rate.

            The financial statements were not affected from the adoption of this Bulletin or from the corresponding study performed.

            The Company has engaged an independent business valuation firm and an appraisal firm to assess impairment of its long-lived assets, principally its goodwill, as of December 31, 2003 for U.S. GAAP purposes. Based on the results of these independent firms' valuations, the Company recognized an impairment loss of Ps 152,491 for U.S. GAAP purposes (See note 25.)

NOTE 4   Position in foreign currencies

      The consolidated balance sheets as of December 31, 2003 and 2002, include the following assets and liabilities in US dollars, valued at the closing year-end foreign exchange rates of Ps 11.2360 / US$ 1.00 and Ps 10.3125/US$1.00, respectively:

                                                        2003          2002
                                                    -----------   -----------
      Cash and marketable securities                US$     601   US$   1,187
      Liabilities (including contingent
      liabilities)                                      (21,016)      (10,000)
                                                    -----------   -----------
      Net liabilities  (including contingent
      liabilities)                                  US$ (20,415)  US$  (8,813)
                                                    ===========   ===========

      At March 17, 2004, the date of these financial statements, the foreign-exchange rate was Ps 11.10/US$ 1.00.s of December 31, 2003 and 2002, the net book value of the Company's property and equipment denominated in foreign currencies was as follows:

                                                        2003         2002
                                                    -----------   -----------
      Transmission equipment                        US$   1,776   US$   1,929
      Studio equipment                                    1,171         1,575
      Helicopters                                           391           500
      Other                                                 402           355
                                                    -----------   -----------
      Net assets in US dollars                      US$   3,740   US$   4,359
                                                    ===========   ===========

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

NOTE 5   Cash and temporary investments

                                                        2003         2002
                                                    -----------   -----------
      Cash                                          Ps    1,411   Ps      227
      Short-term investments, mainly at
      fixed interest rates                               67,265        40,651
                                                    -----------   -----------
                                                    Ps   68,676   Ps   40,878
                                                    ===========   ===========

      Temporary investments as of December 31, 2003 and 2002 consisted primarily of deposits at fixed interest rates, with maturities of less than 90 days. Grupo Radio Centro invests its temporary excess cash in such deposits.

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

      During the years ended December 31, 2003, 2002 and 2001, the Company conducted the following transactions with related parties:

                                              2003           2002         2001
                                          -----------     ----------   ---------
      Income:
      -------
      Sale of airtime and services
      rendered                            Ps      176     Ps     193   Ps    795
      Building rent                               276            275         299
      Sale of transportation equipment            427            185          --
      Sale of computer equipment                   14              3         160
      Other                                       169            196         304
      Recovery of expenses                         --            317          --

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

                                             2003           2002         2001
                                         -----------     ----------   ---------
    Expenses:
    ---------
    Purchase of airtime and services
      received                           Ps   (1,914)    Ps  (2,194)  Ps (1,442)
    Fees paid (1)                            (10,016)        (7,881)     (7,857)

      (1) On January 5, 2000 the Company entered into a contract with an entity owned by Francisco Aguirre Gomez, the president and a shareholder of the Company. This entity provides promotional services to the Company. The Company incurred expenses for such services under this contract totaling Ps 10,016 (historical amount), Ps 7,881 (Ps 7,580 historical amount) and Ps 7,858 (Ps 7,150 historical amount) in 2003, 2002 and 2001, respectively.

      During the years ended 2003, 2002 and 2001, the shareholders made personal use of goods and services that the Company acquired from barter operations for which they paid Ps 3,664, Ps 2,897 and Ps 2,476, respectively.

NOTE 7 Other receivables

      At December 31, 2003 and 2002, the balances in other receivables consisted of the following:

                                                    2003               2002
                                               --------------     --------------

      Officers and employees                   Ps       2,855     Ps       3,461
      Other (1)                                         1,091              2,722
                                               --------------     --------------

                                               Ps       3,946     Ps       6,183
                                               ==============     ==============

      (1) At December 31, 2003 and 2002, the amounts include Ps 157 and Ps 1,792, respectively, for receivables from shareholders.

NOTE 8 Service agreements

      In order to manage the operations of XHFO-FM, S.A. de C.V. (the "Station"), Desarrollos Empresariales, S.A. de C.V. ("Desa"), a wholly-owned subsidiary of the Company entered on October 2, 1995 into a Service Agreement (the "Agreement") with the Station and with Comercializadora Siete de Mexico, S.A. de C.V. ("Comercializadora"). Under the terms of the Agreement, Desa was granted the right to sell the airtime of the Station in exchange for providing operating and administrative services to Comercializadora and the Station.

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

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      On June 29, 2001, the parties entered into a second Modifying Agreement renewing and modifying the First Modifying Agreement, effective January 3, 2002 for a term of thirty-six-months. Under this agreement, the Company is entitled to a monthly fee equal to Ps 166 plus US$ 207 from the total revenues generated by the Station for providing operating and administrative services. On July 17, 2001, the Company made a deposit of US$ 2,250 to guarantee its compliance with this agreement, which deposit is to be refunded in monthly installments over the thirty-six month term.

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

      For the years ended December 31, 1998, 1997 and 1996, the audience-share targets were reached. Therefore, the Company was not entitled to any refund of the contingent payment for those years. In December 1998, in connection with the Company's entering into a programming-services agreement with Infored, S.A. de C.V., ("Infored") and Jose Gutierrez Vivo ("Mr. Gutierrez") (see Note 10), the Company surrendered its rights to any refund of the remaining contingent payments for 2000 and 1999. The aggregate amount of Ps 80,500 corresponding to the contingent payments was capitalized as part of the purchase price and included in goodwill.

      On September 30, 2001, the Company sold its shares of Radiodifusion Red to Desarrollos Empresariales, a subsidiary of the Company. This sale resulted in a loss for tax purposes of Ps 175,626 (Ps 159,805 historical amount) (see Note
20).

NOTE 10 Infored production contract

      On December 23, 1998, in order to continue collaborating in the production of radio shows and to establish two new joint ventures, the Company signed a new contract (the "Production Contract" or the "Infored Agreement") with Infored, the producer at that time of the Monitor news and talk-show, and Mr.Gutierrez, Monitor's host at that time, to provide the Company with exclusive production services for news and special-event radio shows until June 30, 2015. The Company committed to air these programs on XERED-AM and XHRED-FM and affiliated radio stations.

      The Production Contract, in addition to requiring the Company to continue paying Infored for the cost of producing its shows, required the Company to pay Infored an aggregate of approximately US$ 15,400. Of this amount, US$ 4,400 and Ps 4,593 (Ps 4,003 historical amount) was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments is being amortized monthly in equal amounts through June 2015. In addition, the Company paid Infored monthly production fees based on the revenues

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

derived from Monitor and the amount of budgeted expenses, which generally reflected increases due to Mexico's inflation rate, to cover Infored's radio programming operations.

      Prepayments made under the Production Contract as of December 31, 2003 and 2002, were as follows:

                                                    2003               2002
                                               --------------     --------------

      Short-term                               Ps          --     Ps       9,454
      Long-term                                            --            108,729
                                               --------------     --------------
                                               Ps          --     Ps     118,183
                                               ==============     ==============

      The Company  also  transferred  to Mr.  Gutierrez  two AM radio  stations,
XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value. The Company continues rendering maintenance services, leasing transmission engineering, and leasing broadcasting building for these stations under separate agreements.

      On May 7, 2002, Mr. Gutierrez and Infored notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract entered into on December 23, 1998 (see
Note 9), and damages.

      On March 1, 2004 the International Chamber of Commerce ("ICC") notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by Infored and Mr. Gutierrez against Grupo Radio Centro. Based on a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with Infored and Mr. Gutierrez. As a result, the agreement has been rescinded and Infored and Mr. Gutierrez together have been awarded Ps 236,133 (US$21,016) in damages which represents the amount the Company would be required to pay after taking into account the amounts prepaid by the Company under the contract. Although the Company intends to contest this ruling, a contingent liability has been recorded at December 31, 2003 and the prepayment, which at December 31, 2003 was Ps 104,572, was written off. The total amount of both awards stood at Ps 340,705, which is presented in the consolidated statement of loss for the year ended December 31, 2003 as an extraordinary item.

      The Company will appeal the validity of the decision before the Mexican courts. Pending this challenge, the Company will seek a stay of the enforcement of the damage award.

      In addition, news programming produced by Infored and hosted by Mr. Gutierrez has been discontinued. The Company now produces its news programming on its own. The Company believes that any resulting reduction in advertising revenue will be offset by a reduction in programming costs.

NOTE 11 Property and equipment

      As of December 31, 2003 and 2002, the balances in property and equipment consisted of the following:

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

                                           Depreciation
                                            per annum            2003                2002
                                           -------------  ---------------   ------------------

Buildings                                      2.22%      Ps      292,855    Ps        291,487
Transmission equipment                        11.87%              113,828              109,698
Studio equipment                              15.94%              114,323              113,925
Office furniture and equipment                16.48%               41,455               41,317
Computer equipment                            32.22%               58,563               56,394
Transportation equipment                      28.30%               32,795               33,310
Helicopters                                   18.18%               30,791               30,791
Leasehold improvements                         5.00%               11,099               11,085
                                                          ---------------    ------------------
                                                                  695,709              688,007

Less -- Accumulated depreciation                                 (380,868)           (352,113)
                                                          ---------------    -----------------
                                                                  314,841              335,894
Land                                                              127,249              127,249
Buildings held for sale, net                                       27,592               29,361
Equipment in transit                                                  210                3,436
                                                          ---------------    -----------------

                                                          Ps      469,892    Ps        495,940
                                                          ===============    =================

      During 2003 and 2002,  Inmobiliaria  Radio Centro,  S.A. de C.V. (see Note
1e) rented to Maxcom part of the building in which the main executive offices and studios of the Company are located. Rental income for 2003, 2002 and 2001 amounted to Ps 220, Ps 218 and Ps 214, respectively.

      During the years ended December 31, 2003, 2002 and 2001, the Company reviewed the realizable values of those buildings held for sale, and determined that a reduction was required in their book values of Ps 1,407, Ps 1,754 and Ps 1,428, respectively. These amounts have been recognized in other expenses in the accompanying statements of income (see Note 22).

      On September 10, 2002, the Company sold some of its obsolete fixed assets for US$2,163, resulting in a gain on sale of Ps 9,039.

NOTE 12 Deferred charges

      As of December 31, 2003 and 2002, deferred charges consisted of the following:

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

                                                    2003              2002
                                               -------------      -------------

      Systems development projects             Ps      5,597      Ps      5,597
      Installation expenses                            8,876              8,872
      Licenses and patents                             1,024              1,699
                                               -------------      -------------
                                                      15,497             16,168
      Less -- Accumulated amortization               (10,127)            (9,496)
                                               -------------      -------------

                                                       5,370              6,672
      Labor liabilities (see Note 18):

         Intangible assets                             7,021             11,752
                                               -------------      -------------

                                               Ps     12,391      Ps     18,424
                                               =============      =============

NOTE 13 Excess cost over net book value of net assets of subsidiaries

      The  Company   purchased  33%  and  67%  of  the  outstanding   shares  of
Radiodifusion Red on May 12, 1995 and January 9, 1996, respectively. On September 30, 2001, Grupo Radio Centro sold these shares to Desarrollos Empresariales, one of its subsidiaries. As a result of these purchases and sales, the Company recorded excess cost over book value of net assets (or goodwill) amounting to Ps 424,750 (Ps 146,308 historical amount) and Ps 743,863 (Ps 313,101), respectively (see Note 9).

      On October 18, 1996, the Company acquired from related parties 100% of the outstanding shares of Compania de Servicios Publicitarios, S.A. de C.V. (formerly Fuerza Vital). The purchase price was in excess of the book value of net assets and resulted in goodwill recorded by the Company of Ps 24,431 (Ps 12,099 historical amount), which has been amortized.

      On February 16, 2001, the Company acquired To2 Mexico, S.A. de C.V. and recorded goodwill in the amount of Ps 17,184 (see Notes 1 and 24), which was amortized over two years from the date of acquisition.

      On December 31, 2001, the Company acquired Radio Sistema Mexicano, S.A. de C.V. and recorded goodwill in the amount of Ps 52,654 (see Notes 1 and 23), which is being amortized over 20 years from the date of acquisition.

      On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V., and Palco Deportivo Mexico, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On March 14, 2001, the Company acquired Servicios Corporativos Palco, S.A. de C.V., which was merged with Promo Red, S.A. de C.V. on October 1, 2001 (see Notes 1 and 24). As a result of these acquisitions the Company recorded goodwill in an aggregate amount of Ps 43,951 (Ps 38,715 historical amount), which is being amortized over 20 years from the date of acquisition.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      At December 31, 2003 and 2002, the Company had total goodwill of Ps 762,088 and Ps 841,603, respectively, which, except as otherwise noted above, is being amortized over 20 years from the date of acquisition of the relevant subsidiary.

NOTE 14 Notes payable

      At December 31, 2003 and 2002, notes payable consisted of the following:

                                                    2003                2002
                                                ------------      --------------
      Short-term:

      Scotiabank Inverlat, S.A.        (a)      Ps    56,618      Ps      82,928
      BBVA Bancomer, S.A.              (b)                --              69,696
      Banco Nacional de Mexico, S.A.   (c)                --              37,529
                                                ------------      --------------
                                                      56,618             190,153

      Long-term:

      Scotiabank Inverlat, S.A.        (a)           169,855             164,789
                                                ------------      --------------

                                                Ps   226,473      Ps     354,942
                                                ============      ==============

----------

Notes:

(a)   Represents  payment   obligations  under  a  loan  agreement  and  related
      promissory note initially in the amount of US$ 35,000 dated October 31, 2000.

      The loan agreement contains covenants requiring the Company to maintain certain financial ratios and to comply with other financial conditions that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, pledge its assets and enter into transactions with affiliates except those required in the normal course of its operations. Scotiabank Inverlat agreed to amend the financial covenant requiring that Company maintain a certain ratio of total liabilities to EBITDA (operating income before deducting depreciation and amortization) to increase the ratio permitted through March 31, 2003. As a condition to the granting of the waiver and the amendment, the Company agreed to convert US$ 13,600 of the amount outstanding under the loan agreement from U.S. dollars into Mexican pesos, to pay interest equal to the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or TIIE) plus 2.00% on the converted portion of the loan and to not pay any dividends for so long as the Company is not in compliance with any of the financial covenants in the loan agreement as amended.

      On December 10, 2002 the loan agreement was amended to convert the denomination of the remaining US$23,300 of the outstanding balance from U.S. dollars to Mexican pesos at a variable interest rate of TIIE + 2.00% to 3.25%, depending on certain financial ratios. Principal payments are due semi-annually beginning April 30, 2003 and interest payments are due quarterly.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      On July 17, 2003, the loan agreement was further amended to extend the term of payment from October 31, 2005 to October 31, 2007.

      On December 3, 2003, a new amendment to the loan agreement was signed, establishing an increase of Ps 50,000 (historical amount) in the principal amount of the loan, an interest rate which is fixed between 10.30% and 11.55% depending on the financial indicator of total liabilities to EBITDA, the payment of principal every six months from April 30, 2004 maturing on October 31, 2007 and the payment of interest quarterly.

      As of the date of this report, as a result of recognizing a provision for the contingent liability due to the International Chamber of Commerce's award of damages in the arbitration proceeding brought by Infored and Mr. Gutierrez, the Company was not in compliance with the financial covenant to maintain a certain ratio of total liabilities to EBITDA and total liabilities to total shareholders' equity. The Company has informed the bank of this situation and requested a waiver of its non-compliance of certain of these financial ratios (see Note 10). On June 15, 2004, the Company obtained a waiver from Scotiabank Inverlat solely and exclusively for non-compliance with the financial covenant to maintain a certain ratio of total liabilities to total shareholders' equity reflected in the audited financial statements for 2003 and the internal financial statements as of March 2004 as well as the maximum total liabilities to EBITDA for the internal financial statements as of March 2004. On June 29, 2004, the Company reached an agreement with Scotiabank Inverlat in which the bank temporarily amends solely and exclusively the financial ratios with which the Company has been in noncompliance. This agreement will be in force until December 31, 2004.

(b) Represents payment obligations under two promissory notes. The first promissory note, dated July 30, 2001, is in the amount of US$ 5,000 at an annual interest rate equal to LIBOR + 0.97745% (4.95% as at December 31, 2001) and principal and interest payable January 25, 2002. On January 25, 2002, the maturity of the first promissory note was extended to July 24, 2002 and the annual interest rate was decreased to annual interest rate to LIBOR + 1.06364% (3.14% as at January 25, 2002). On July 24, 2002, the
      first promissory note was extended to January 17, 2003 and the annual interest rate was modified to LIBOR + 1.35% (3.403% as of December 31, 2002). The second promissory note, dated April 5, 2002, was in the amount of US$ 700 with an annual interest rate of LIBOR + 0.63135% and principal and interest payable on August 2, 2002. On August 2, 2002, the promissory note was increased to US$ 1,500 at an annual interest rate of LIBOR + 1.1985% (3.50421% as of December 31, 2002). Principal and interest on the second promissory note were payable on January 17, 2003. On January 17, 2003, both promissory notes were combined and their maturities extended. This combined promissory note, in the amount of US$6,500 with an annual interest rate of 2.5%, was paid on May 19, 2003. On this date, the Company contracted a new short-term loan in the amount of Ps 50.0 million, bearing interest at an annual rate of 6.90%, scheduled to mature on July 17, 2003. On July 17, 2003, the promissory note was renewed at an interest rate of 6.44% maturing on September 12, 2003. On that September date, the promissory note was renewed at an interest rate of 5.95% maturing on October 31. On October 31, the promissory note was renewed at an interest rate of 6.15% maturing on November 28, 2003. On that date the promissory note was renewed at an interest rate of 7.0% maturing on January 26, 2004. The promissory note was paid in full on December 3, 2003.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

(c) Represents a payment obligation under a promissory note dated March 19, 2002, in the amount of US$ 3,500 with an annual interest rate of 3.58% and principal and interest initially payable on September 13, 2002. On September 13, 2002, the maturity date of the promissory note was extended and its annual interest rate decreased to 3.21% with principal and interest payable on November 12, 2002. On November 12, 2002, the maturity date of the promissory note was extended to January 10, 2003 and the annual interest rate lowered to 3.20%. On January 10, 2003, the maturity date of the promissory note was extended and its annual interest rate was lowered to 2.78%. The principal and interest were paid at maturity on March 11, 2003.

NOTE 15 Advances from customers

      Advances from customers amounted to Ps 59,657 and Ps 42,446 as of December 31, 2003 and 2002, respectively, representing deposits from customers for future advertising. These advances are recognized as income when the corresponding air time is broadcast. For tax purposes, income is recognized when the advances are received.

      NOTE 16 Suppliers and other accounts payable

      At December 31, 2003 and 2002, suppliers and other accounts payable consisted of the following:

                                                   2003                2002
                                              -------------      ---------------

      Media and service suppliers             Ps     42,926      Ps       55,163
      Salaries and fees payable                       6,506                5,356
      Interest                                        1,815                2,912
      Employee profit sharing                           540                1,027
      Other                                           1,704                2,410
                                              -------------      ---------------

                                              Ps     53,491      Ps       66,868
                                              =============      ===============

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

NOTE 17 Income taxes and other taxes payable

      At December 31, 2003 and 2002, income tax and other taxes payable were comprised of the following:

                                                  2003                2002
                                              -------------      ---------------

      Taxes on wages and salaries             Ps      5,043      Ps        5,890
      Value-added tax                                19,433                7,959
      Income tax                                      1,575                   --
                                              -------------      ---------------

                                              Ps     26,051      Ps       13,848
                                              =============      ===============

NOTE 18 Seniority premiums

      The Company maintains a reserve to cover seniority premiums and pension plan liabilities. This reserve was determined through actuarial studies using the projected unitary cost method, in accordance with Bulletin D-3, issued by the Mexican Institute of Public Accountants.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      The actuarial calculations as of December 31, 2003 and 2002, are summarized below:

                                                                   2003                            2002
                                                --------------------------------------------   -------------
                                                                                                 Seniority
                                                 Seniority        Pension                       Premium and
                                                  premium          Plan           Total         pension plan
                                                ------------    ----------    -------------    -------------
Changes in projected-benefit liabilities
Projected-benefit liabilities at the
    beginning of the year                       Ps    26,877    Ps   1,087    Ps     27,964    Ps     22,344
Service cost                                           1,690            68            1,758            1,755
Interest cost                                            895            42              937              936
Actuarial gain                                        (2,187)          198           (1,989)           3,125
Benefits paid                                           (409)          (20)            (429)            (195)
                                                ------------    ----------    -------------    --------------
Projected-benefit liabilities at the end
  of the year                                   Ps    26,866    Ps   1,375    Ps     28,241    Ps     27,965
                                                ============    ==========    =============    =============

Assets of the plan                              Ps         0    Ps       0    Ps          0    Ps          0
                                                ============    ==========    =============    =============
Funded status                                   Ps   (26,866)   Ps  (1,375)   Ps    (28,241)   Ps    (27,965)
Unrecognized net actuarial loss                         (177)          407              230            2,714
Unrecognized prior service costs                       8,740            58            8,798           10,863
                                                ------------    ----------    -------------    -------------

Net accrued benefit obligation                  Ps   (18,303)   Ps    (910)   Ps    (19,213)   Ps    (14,388)
                                                ============    ==========    =============    =============

Accrued benefit obligation                      Ps    25,189    Ps   1,256    Ps     26,445    Ps     26,140
                                                ============    ==========    =============    =============

Additional liability (seniority premiums)       Ps     6,886    Ps     346    Ps      7,232    Ps     11,752
                                                ============    ==========    =============    =============

Intangible assets (see Note 12)                 Ps     6,834    Ps     187    Ps      7,021    Ps     11,752
                                                ============    ==========    =============    =============

Total labor liabilities                         Ps    25,189    Ps   1,256    Ps     26,445    Ps     26,168
                                                ============    ==========    =============    =============

Weighted-average assumptions at December 31,

                                                                          2003                  2002
                                                               ------------------------     --------------
                                                               Seniority        Pension        Seniority
                                                                Premium           Plan          Premium
                                                               ---------        -------     --------------

Discount rate (real rates)                                       4.00%           4.00%      4.00%
Increase in compensation rates (real rates)                      1.00%           1.00%      1.00%
Amortization period of the transition liability (years)          3.09            17.03      5.08 and 14.99

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

Components of net cost of benefits for the year

                                                             2003                             2002
                                         ---------------------------------------------     ------------
                                            Seniority        Pension                        Seniority
                                             premium          Plan           Total           Premium
                                         ---------------  -----------     ------------     ------------

Service cost                             Ps       1,690   Ps       68     Ps     1,758     Ps     1,758
Interest cost                                       895            42              937              937
Amortization of prior service cost                2,585            17            2,602            2,603
                                         --------------   -----------     ------------     ------------

Net cost for the year                    Ps       5,170   Ps      127     Ps     5,297     Ps     5,298
                                         ==============   ===========     ============     ============

NOTE 19 Shareholders' equity

      The shareholders of the Company approved the following changes in the Company's capital structure during 2003 and 2002:

      During 2003:

      a) Payment of dividends totaling Ps 56,433 (Ps 55,000 historical amount).

      b) Repurchase from the public market of 57,000 shares, representing 0.03% of outstanding shares and totaling Ps 370 (Ps 360 historical amount).

      During 2002:

      a)    Repurchase from the public market of 1,230,400 shares,  representing
            0.7%  of  outstanding   shares  and  totaling  Ps  4,951  (Ps  4,576
            historical amount).

      After the aforementioned changes, as of December 31, 2003, the capital stock of the Company was comprised of 247,414,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,667,561 shares were outstanding and fully paid for and 84,747,207 shares were treasury shares. Shares of stock may be owned only by Mexican investors. Capital stock is represented by shares with no par value, and valued as follows:

                                                                Amount Shares
                                                              -----------------

Total authorized capital stock                                      247,414,768
Treasury shares                                                     (84,747,207)
                                                              -----------------

Total outstanding capital stock                                     162,667,561
                                                              =================
Fixed capital stock, subscribed to and paid for               Ps        840,823
Increase from restatement to express in constant
   Mexican pesos with purchasing power as of
   December 31, 2003                                                    231,018
                                                              -----------------

                                                              Ps      1,071,841
                                                              =================

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

The changes in the number of outstanding shares as of ended December 31, 2003 and 2003, were as follows:

                                                                         2003                  2002
                                                                  -----------------      ----------------

Shares outstanding at the beginning of the year                         162,724,561           163,954,961
                                                                  =================      ================

Shares outstanding at the end of the year                               162,667,561           162,724,561
                                                                  =================      ================

Capital stock at the end of the year,  expressed in
  constant  Mexican pesos with purchasing power as
  of December 31, 2003                                            Ps      1,071,841      Ps     1,072,142
                                                                  =================      ================

      Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2003 and 2002, was Ps 23,172 and Ps 23,061, respectively.

      If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN and CUFINRE in Note 20). In accordance with the new Mexican Income Tax Law, the statutory income tax rate was 35% for 2002 and 34% for 2003. However this rate will change to 33% for 2004 and 32% for 2005 and subsequent years.

NOTE 20 Income taxes

      Taxable income differs from accounting income due both to permanent differences, principally among which are the treatment of non-deductible expenses (primarily for goodwill) and the reflection in the income statement of the effects of inflation, and to timing differences affecting accounting and taxable income in different periods.

      A reconciliation of the statutory rate to the effective income tax rate for the years ending December 31, 2003 and 2002 is as follows:

                                                         2003       2002
                                                       --------  ---------

Statutory tax rate                                      (34.0%)     35.0%
Recognition of the effects of inflation                    1%       50.2%
Nondeductible expenses (primarily goodwill)              37.5%     392.4%
Utilization of tax loss carryforwards                   (17.0%)   (615.6%)
                                                       --------  --------

Effective income tax (benefit) rate                     (12.6%)   (138.0%)
                                                       ========  =========

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      Provisions for income tax and employee profit sharing for the years ending December 31, 2003 and 2002 were as follows:

                                                    2003             2002
                                               ------------      ------------

Current income tax payable                     Ps   64,920       Ps   32,215
Tax on assets                                        3,500             2,245
Amortization of tax loss carryforwards             (48,120)          (29,538)
Deferred income tax benefit                        (55,773)          (13,464)
                                               -----------       -----------

Total income tax (benefit)                         (35,473)           (8,542)
                                               -----------       -----------

Current employee profit sharing                        440               762
Deferred employee profit sharing                      (854)             (674)
                                               -----------       -----------

      Total employee profit sharing                   (414)               88
                                               -----------       -----------

                Total                          Ps  (35,887)      Ps   (8,454)
                                               ===========       ===========

      Beginning in 1999, determination of the consolidated income tax for the Mexican companies took into account a maximum of 60% of the taxable income or loss of each of the subsidiaries. In addition, commencing in 1999, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 have been included in proportion to the Company's equity ownership of such subsidiaries at the end of the period. The controlling entity which in any fiscal year prior to January 1, 1999 had individual tax losses generated during consolidation for tax purposes and pending deduction and deducted them in any fiscal year to determine its consolidated taxable profit or tax loss shall determine their consolidated taxable income in fiscal years concluded as of 2002 by adding 100% of its taxable profits until said tax losses at the company-held level are exhausted.

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

      In prior years through December 31, 1998, Grupo Radio Centro had recognized the effects of deferred taxes for certain timing differences expected to reverse over a definite period of time. The Company's early adoption of Bulletin D-4 gave rise to additional deferred taxes resulting in a net deferred tax expense of Ps 3,190 recognized in the statement of income for the year ended

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

December 31, 1999. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 resulted in additional deferred tax liabilities of Ps 89,614 to be recognized. The cumulative effects of deferred income tax from companies acquired during 2002 and 2001 was (Ps 59) and (Ps 924), respectively. This cumulative effect as of December 31, 2003 stands at (Ps 90,597) and is presented as a separate component in shareholders' equity.

      The balance of deferred taxes as of December 31, 2003 and 2002, consists of the following components:

                                                 2003             2002
                                             -----------      -----------

Prepaid expenses for Infored services        Ps       --      Ps  (41,881)
Property and equipment                           (76,898)         (78,767)
Advances from customers                           19,687           14,431
Labor liabilities                                 12,716           11,416
Tax loss carryforwards                            16,742            8,568
Other                                                387            2,240
                                             -----------      -----------
Net deferred tax  liability                  Ps  (27,366)     Ps  (83,993)
                                             ===========      ===========

      Income taxes and employee profit sharing are calculated using the liability method which requires recognizing deferred tax assets and liabilities based on differences in bases of assets and liabilities between financial accounting and accounting for tax reporting purposes. The current tax rate is used to determine the deferred tax assets and liabilities.

      In accordance with Mexico's Income Tax Law, tax loss carryforwards are subject to restatement for inflation and may be used to offset taxable income over the ten years following their generation. As of December 31, 2003, the Company's restated cumulative tax loss carryforwards were as follows:

      Fiscal year
        incurred                     Amount                      Expiration year
      -----------               -------------------              ---------------
         1994                   Ps         2,716                      2004
         1995                              5,801                      2005
         1996                              1,724                      2006
         1997                                  5                      2007
         1998                              2,040                      2008
         1999                                269                      2009
         2000                                567                      2010
         2001                                455                      2011
         2002                              7,090                      2012
         2003                                933                      2013
                                ----------------
                                Ps       21,6000
                                ================

      The Company is authorized to consolidate for tax purposes its subsidiary companies; as of December 31, 2003 the Company has the following consolidated tax loss carryforwards:

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      Fiscal year
        incurred                     Amount                      Expiration year
      -----------             ------------------                 ---------------
         2001                 Ps          53,633                      2011
         2002                                202                      2012
                              ------------------
                              Ps         53,835
                              ==================

      In accordance with Mexico's Income Tax Law, if, in any given year, the Company pays an amount of tax on assets in excess of the amount of income tax payable, this excess may be used to offset income taxes payable in excess of tax on assets payable in any of the ten years following such year. As of December 31, 2003, the excess of tax on assets paid over income taxes payable was as follows:

      Fiscal year
        incurred                    Amount                       Expiration year
      -----------             ------------------                 ---------------
         1994                 Ps           5,864                      2004
         1995                              2,943                      2005
         1996                              1,612                      2006
         1997                                505                      2007
                              ------------------
                              Ps          10,924
                              ==================

      During 2003, the Company amortized Ps 110,035 of tax loss carryforwards in consolidation, resulting from the period ended December 31, 2001.

      During 2002, the Company offset its taxable income by utilizing tax loss carryforwards in the amount of Ps 76,604 (historical amounts) from GRC Medios, S.A. de C.V. and Ps 99 from Radio Sistema Mexicano, S.A. de C.V.

      In 2001, the Company offset its taxable income by utilizing tax loss carryforwards in the amounts of Ps 5,488 from Palco Deportivo Multimedia, S.A. de C.V., Ps 10,162 from Palco Deportivo Mexico, S.A. de C.V., Ps 1,270 from Palco Deportivo.Com, S.A. de C.V. and Ps 58,765 from GRC Medios, S.A. de C.V. In addition, in 2001, the Company had a tax deduction of Ps 159,805 as a result of the tax loss incurred in the sale of its shares of Radiodifusion Red, S.A. de C.V. (see Note 9).

      The net fiscal profit account for tax purposes (the "CUFIN") represents the amount of accumulated earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2003, this account amounted to Ps 224,278.

      The reinvested net fiscal profit account for tax purposes (the "CUFINRE") represents the amount of accumulated earnings which, when distributed, will be subject to the payment of additional income tax by the Company (at rates of approximately 5% multiplied by a factor of 1.5385 on amounts earned in 2000 and 3% multiplied by a factor of 1.5385 on amounts earned in 1999), until such time as the total additional income tax equals 35% of the taxable earnings corresponding to the year of generation. As of December 31, 2003 and 2002, this account amounted to Ps 0.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      As of December 31, 2003, capital stock, restated for tax purposes, which constituted the capital contributions account, amounted to Ps 1,093,498.

NOTE 21 Provisions for senior management bonuses

      The Company has a policy of awarding bonuses to its senior executives based on, among other factors, the results of the Company's annual operations and individual performance. For the year ended December 31, 2003, provisions for senior management bonuses were Ps 6,306 and are recorded in general corporate and administrative expenses. For the year ended December 31, 2002, there were no provisions for senior management bonuses made.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

NOTE 22 Other expenses, net

      The components of other expenses, net, during the years ended December 31, 2003, 2002 and 2001 were as follows:

                                                               2003                2002               2001
                                                        ------------------   ----------------   -----------------
Income:
Other                                                   Ps           1,386   Ps         4,677   Ps         4,136
Sale of surplus broadcasting supplies  to
  affiliates of Organizacion de Impulsora de Radio                     178              1,916              1,581
Leasing and maintenance of properties                                  276                275                299
Sale of equipment                                                       --              7,046                 --
                                                        ------------------   -----------------  ----------------

                Total other income                                   1,840             13,914              6,016
                                                        ------------------   -----------------  ----------------
Expenses:
Fees to Executive Committee                                        (17,016)           (15,871)           (16,142)
Maintenance and leasing costs                                      (10,989)           (10,761)           (10,747)
Arbitration costs                                  (c)             (10,322)            (6,216)                 --
Compliance with securities regulations and
  corporate restructuring expenses                                  (9,384)            (6,830)             (8,077)
Other                                                               (4,366)            (4,057)            (8,434)
Losses incurred by affiliated start-up Internet
companies                                          (a)              (4,299)           (17,102)           (25,218)
Indemnities to employees                           (b)              (3,919)                --             (4,701)
Write-off of tax credits                                            (2,904)                --                  --
Loss on sale of equipment                                           (1,718)                --               (301)
Internet subscription                                               (1,498)            (1,729)            (3,841)
Reduction in book value of buildings held for
  sale (see Note 12)                                                (1,407)            (1,754)            (1,428)
Donation                                                                --             (2,081)                 --
Cancellation of projects                                                --                 --             (3,120)
                                                        ------------------   ----------------   ----------------

               Total other expenses                                (67,822)           (66,401)           (82,009)
                                                        ------------------   ----------------   ----------------

                Net other expenses                      Ps         (65,982)  Ps       (52,487)  Ps       (75,993)
                                                        ==================   ================   ================

----------

Notes:

(a) During 2001, the Company acquired To2 Mexico, S.A. de C.V., a company owning the Internet website www.to2.com, and Palco Deportivo.Com, S.A. de C.V., a company owning the Internet website www.palcodeportivo.com (see
      Note 24). In 2003, 2002 and 2001, these companies and certain related companies owned by the Company incurred losses of Ps 4,299, Ps 17,102 and Ps 25,218, respectively.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

(b) In recent years the Company restructured and downsized its administrative and operating departments, with a consequent reduction in personnel. This resulted in severance payments, which were charged to other expenses.

(c) In 2003 and 2002, the Company paid legal fees for arbitration commenced by Infored and Mr. Gutierrez in May 2002.

NOTE 23 XEN-AM agreement

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

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      On July 12, 2001, the Federal Competition Commission approved the purchase of RSM by the Company, and on December 31, 2001, the parties consummated the transaction. Upon consummation of the transaction, the Company credited US$1,630 of the deposit under the operating agreement to La Telera Post as described above. As of December 31, 2001, Ps 11,873 was liquidated during 2002 by the Company to the Sellers, including the remaining deposits under the purchase agreement to be credited against the purchase price and US$ 500 in cash to be paid in satisfaction of the balance of the purchase price. This amount is accounted for under Suppliers and other accounts payable (See Note 17). The purchase of RSM by the Company remains subject to the approval of the Mexican Ministry of Communication and Transport.

NOTE 24 Investments in Palco Deportivo and To2 Mexico

Palco Deportivo

      On March 14, 2001 the Company acquired Palco Deportivo.Com, S.A. de C.V. (which was merged with Enlaces Troncales, S.A. de C.V. on October 1, 2001, a company providing sports-related content for radio, television, various print media and its own Internet portal (see Note 1)). In connection with this acquisition, the Company paid a purchase price of US$ 4,000 and assumed liabilities of US$ 700.

      Also on March 14, 2001, in connection with its purchase of Palco Deportivo.Com, the Company acquired Servicios Corporativos Palco, S.A. de C.V. (which was merged with Promo Red, S.A. de C.V. on October 2, 2001 (see Note 1)) and assumed an exclusive employment contract with Alfredo Dominguez Muro providing that he will continue to be host of Palco Deportivo radio programming through 2015.

To2 Mexico

      On February 16, 2001, the Company purchased from Polom, S.A. de C.V. 100% of the shares of To2 Mexico, S.A. de C.V., an Internet portal company and owner of the website www.to2.com. In connection with this acquisition, the Company paid a purchase price of US$ 900 and assumed liabilities owing to various Mexican and foreign companies in an aggregate amount of up to US$ 1,250.

      As of March 26, 2001, GRC Medios, S.A. de C.V. had Ps 155,985 (Ps 139,681 historical amount) of tax loss carryforwards that could be used to offset future taxable income of the Company on its consolidated tax return.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

NOTE 25 Significant differences between Mexican and US GAAP

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

      As under US GAAP, the Company recognized deferred taxes in prior years for Mexican GAAP purposes for certain timing differences, such as advances from customers and certain prepaid expenses, expected to reverse over a definite period of time (see Note 20).

      As a result of the Company's early adoption of Bulletin D-4 in 1999, there were no differences related to deferred taxes that had to be reconciled between Mexican and US GAAP for financial statement purposes for the years ended December 31, 2003 and 2002, except for the balance sheet classification of deferred taxes, under US GAAP, as current and non-current.

      Mexican GAAP requires that all deferred taxes be classified as long term on the balance sheet; however, under US GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting. An analysis of the balance of deferred taxes in accordance with US GAAP, as of December 31, 2003 and 2002, is as follows:

                                        2003              2003              2002                 2002
                                   -------------     -------------     --------------      --------------
Current deferred tax:
  Advances from customers          US$     1,751     Ps     19,687     US$      1,331      Ps      14,431
  Tax loss carryforwards                   1,489            16,742
  Other reserves                              34               387                207               2,240
  Prepaid expenses for Infored
    services                                 --               --                 (309)             (3,350)
                                   -------------     -------------     --------------      --------------
  Net current deferred asset               3,274            36,816              1,229              13,321
Non-current deferred tax
  Liability:
  Long-term
  Tax loss carryforwards                     --               --                  790               8,569
  Prepaid expenses and labor
    liabilities                            1,131            12,716             (2,501)            (27,115)
  Property and equipment, net             (6,840)          (76,898)            (7,266)            (78,767)
                                   -------------     -------------     --------------      --------------
  Net long-term deferred tax
    liability                      US$    (2,435)    Ps    (27,366)    US$     (7,748)     Ps     (83,992)
                                   =============     =============     ==============      ==============

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

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

      In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos is presented as a resource applied to financing activities, and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, "Statement of Cash Flows," under US GAAP however, does not provide guidance with respect to inflation-adjusted financial statements. If the gain from net monetary position were treated as a component of financing activities for US GAAP purposes, funds provided by operating and financing activities would be as follows:

                                                2003                   2003                2002                2001
                                             -----------           ------------        ------------        ------------
Operating activities:
Resources provided by operations, per
   Mexican GAAP                              US$    19,734         Ps   221,795        Ps    40,213        Ps   155,058
Less-- gain on monetary position on
  current and long-term debt                          (987)             (11,095)            (21,403)            (19,192)
                                             -------------         ---------------     ------------        ------------
Resources provided by operations, per
   US GAAP                                   US$    18,747         Ps   210,700        Ps    18,810        Ps   135,866
                                             =============         ============        ============        ============
Financing activities:
Resources applied to financing
  activities, per Mexican
  GAAP                                        US$  (16,483)        Ps  (185,272)         Ps (64,261)       Ps  (100,744)
Plus-- gain on monetary  position on
  current and long-term debt                           987               11,095              21,403              19,192
                                             -------------         ------------        ------------        ------------


Resources applied to financing
  activities, per US GAAP                     US$  (15,496)        Ps  (174,177)       Ps   (42,858)       Ps   (81,552)
                                             =============         ============        ============        ============

Supplemental cash-flow information:
  Interest paid                              US$     2,508         Ps    28,195        Ps    19,924        Ps    30,542
                                             =============         ============        ============        ============

  Taxes paid                                 US$     1,509         Ps    16,966        Ps    12,276        Ps    51,617
                                             =============         ============        ============        ============

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

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

Goodwill:

      Under Mexican and US GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset ("goodwill"). Under US GAAP, however, goodwill arising from entities under common control is not recognizable. In addition, under US GAAP, effective January 1, 2002, goodwill is no longer amortized but instead is tested for impairment at least annually. For Mexican GAAP purposes, goodwill is amortized based on the estimated useful lives of the assets calculated on the straight-line method. It also establishes, among other things, new principles for the calculation and recognition of impairment losses for long-lived assets and including any subsequent reversals of such impairment losses.

      Under U.S. GAAP, in accordance with the requirements of FAS 142, the Company performed an analysis for impairment of its goodwill as of December 31, 2003 resulting in an impairment charge of Ps 152,491; there was no impairment charge required under Mexican GAAP.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

Other expenses, net:

      Under Mexican GAAP, certain net expenses are classified as non-operating on the Company's statement of income. Under US GAAP, some of these net expenses are classified as operating expenses.

      In addition, for the year ended December 31, 2003, the Company's extraordinary item relating to the provisions for contingent arbitration losses is classified as a non-operating charge to earnings under Mexican GAAP whereas for U.S. GAAP reporting purposes, this represents an operating charge against the Company's earnings.

Convenience statements:

      The 2002 US dollar amounts (denoted by the symbol "US$") shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 11.24/US$1.00, the noon buying rate of Mexican pesos on December 31, 2003, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

      The  following  is a summary of the  estimated  adjustments  to net income
(loss) and shareholders' equity that would have been required had the Company applied US GAAP instead of Mexican GAAP:

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

                                           2003             2003             2002            2001
                                       ------------     ------------     -----------     -----------
Net (loss) income, as recorded
  under Mexican GAAP                   US$  (21,865)    Ps  (245,795)    Ps    2,271     Ps   18,470
US GAAP adjustments:
 Amortization of goodwill
  arising from entities under
  common control                                141            1,585           1,585           1,585
 Amortization of goodwill                     6,933           77,930          72,372            --
 Goodwill impairment                        (13,569)        (152,491)           --              --
 Minority interest                               (1)              (6)            (14)            (17)
                                       ------------     ------------     -----------     -----------
Net (loss) income under US GAAP        US$  (28,361)    Ps  (318,777)    Ps    76,214    Ps   20,038
                                       ============     ============     ===========     ===========
Net (loss) income per share (basic
  and diluted) under US GAAP           US$    (0.17)    Ps     (1.96)    Ps     0.46     Ps     0.12
                                       ============     ============     =======-===     ===========
Average common shares outstanding
  (000's)                                   162,722          162,722         163,235         163,918
                                       ============     ============     ===========     ===========

If SFAS No. 142 had been in effect prior to January 1, 2002, our reported net income, net income per share and shareholders' equity would have been as follows:

                                           2003             2003             2002              2001
                                       ------------     ------------     -------------    -------------
Net (loss) income under US GAAP:       US$  (28,361)    Ps  (318,777)    Ps     76,214    Ps     20,037
  Goodwill amortization                        --               --               --              76,870
                                       ------------     ------------     -------------    -------------
  Adjusted                             US$  (28,361)    Ps  (318,777)    Ps     76,214    Ps     96,907
                                       ============     ============     =============    =============

  Net (loss) income per share under
    US GAAP:                           US$    (0.17)    Ps     (1.96)    Ps       0.46    Ps       0.12
  Effect of goodwill amortization
                                               --              --                --                0.47
                                       ------------     ------------     -------------    -------------
  Adjusted                             US$    (0.17)    Ps     (1.96)    Ps       0.46    Ps       0.59
                                       ============     ============     =============    =============

Shareholders' equity under Mexican     US$   79,869     Ps   897,720     Ps  1,200,486    Ps  1,204,010
  GAAP
US GAAP adjustments:
  Goodwill arising from entities
    under common control                     (1,598)         (17,966)          (19,551)         (21,136)
  Amortization of goodwill                   13,372          150,302            72,372            --
  Goodwill impairment                       (13,569)        (152,491)
  Minority interest                             (45)            (507)             (501)            (487)
                                       ------------     ------------     -------------    -------------
                                             (1,840)         (20,662)           52,320          (21,623)
                                       ------------     ------------     -------------    -------------
Shareholders' equity under
     US GAAP                           US$   78,029     Ps   877,058     Ps  1,252,806    Ps  1,182,387
                                       ============     ============     =============    =============

  Shareholders' equity under US GAAP   US$   78,029     Ps   877,058     Ps  1,252,806    Ps  1,182,387
  Goodwill amortization                        --               --                --             76,870
                                       ------------     ------------     -------------    -------------
  Adjusted                             US$   78,029     Ps   877,058     Ps  1,252,806    Ps  1,259,257
                                       ============     ============     =============    =============

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

      In the income statement, employee profit sharing is classified as a component of the tax provisions and certain net expenses are classified as non-operating under Mexican GAAP. Under US GAAP, these items should be included or excluded as operating expenses, as applicable. The following is a reconciliation of operating income:

---------------------------------------------------------------------------------------------------------------
                                                 2003               2003              2002              2001
---------------------------------------------------------------------------------------------------------------
 Operating (loss) income under Mexican
   GAAP                                      US$    14,059     Ps     157,903     Ps     99,514    Ps   101,058
---------------------------------------------------------------------------------------------------------------
  Amortization of goodwill
  arising from entities
  under common control                                 141              1,585             1,585           1,585
---------------------------------------------------------------------------------------------------------------

  Other expenses, net                               (5,870)           (65,982)          (52,487)          --
---------------------------------------------------------------------------------------------------------------
  Provisions for contingent
  arbitration losses                               (30,322)          (340,705)            --              --
---------------------------------------------------------------------------------------------------------------

  Amortization of other goodwill                     6,933             77,930            72,372           --
---------------------------------------------------------------------------------------------------------------
  Goodwill impairment                              (13,569)          (152,491)            --              --
---------------------------------------------------------------------------------------------------------------
  Employee profit sharing                               37                414               (88)           (211)
---------------------------------------------------------------------------------------------------------------

 Operating (loss) income under US GAAP        US$ (28,591)     Ps   (321,346)     Ps    120,896    Ps   102,432
---------------------------------------------------------------------------------------------------------------

If SFAS No. 142 had been in effect prior to January 1, 2002, our operating income would have been as follows:


                                        2003              2003             2002            2001
                                   --------------    -------------    -------------   -------------
Operating (loss) income
  under US GAAP:                   US$    (28,591)   Ps   (321,346)   Ps    120,896   Ps    102,432

  Goodwill amortization                     --               --               --             76,870
                                   --------------    -------------    -------------   -------------
  Adjusted                         US$    (28,591)   Ps   (321,346)   Ps    120,896   Ps    179,302
                                   ==============    =============    =============   =============

      The basic net (loss) income per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding.

      Diluted net (loss) income per common share is computed by dividing the net
(loss) income available to common shareholders, adjusted on an "as if" converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

      For the years ended December 31, 2003, 2002 and 2001, there were no outstanding potential dilutive securities of the Company.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

Effect of recently issued Accounting Standards:

      In July 2001, the FASB issued Statement of Financial Accounting Standard No. 141 (SFAS 141), "Business Combinations," and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also sets forth criteria for recognizing and reporting separately from goodwill intangible assets acquired in a business combination accounted for under the purchase method. SFAS 141 applies to all business combinations closing after June 30, 2001, except for business combinations initiated prior to June 30, 2001 that contemplate the pooling method of accounting. As the Company's previous business combinations have been accounted for under the purchase method, the Company does not expect the adoption of SFAS 141 to have a material impact on its financial position or results of operations.

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

      As a result of the implementation of SFAS 142 and 144 during 2002, pursuant to which goodwill is defined as an intangible asset with indefinite life and is no longer amortized, the Company ceased the amortization of the net amounts of goodwill as of January 1, 2002; therefore such amounts will be fixed and subject to impairment testing as required by the new rules. For the year ended December 31, 2003 and 2002, goodwill under Mexican GAAP continued to be an amortizable intangible asset. In compliance with the accounting rules set forth by SFAS 142, the Company assesses goodwill and indefinite-lived intangibles for impairment annually, unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of both amortizable and non-amortizable intangible assets, while undiscounted cash flow analyses are used to assess long-lived asset impairment.

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

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

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

      In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical
Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

      In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial statements.

      In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34." This interpretation elaborates on the disclosures required by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, the fair value of the obligation undertaken as a liability. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements.

      In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2003, 2002 AND 2001

statement amends FASB Statement 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure F-56 requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. The adoption of SFAS 148 is not expected to have a material effect on the Company's financial statements.

      In May 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 of Derivative Instruments and hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. As the Company has no such instruments, the adoption of this statement did not have an impact on the Company's financial condition or results of operations.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument within its scope as a liability (or asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective and adopted by the Company on July 1, 2003. As the Company has no such instruments, the adoption of this statement did not have an impact on the Company's financial condition or results of operations.

      During December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of certain entities that are determined to be variable interest entities ("VIE"). An entity is considered to be a VIE when either (i) the entity lacks sufficient equity to carry on its principal operations, (ii) the equity owners of the entity cannot make decisions about the entity's activities or
(iii) the entity's equity neither absorbs losses or benefits from gains. The Company owns no interests in variable interest entities, and therefore this new interpretation has not affected the Company's consolidated financial statements.

                                  Exhibit Index

Exhibit
Number                           Description of Exhibit
-------                          ----------------------

  1.1 Charter (Escritura Constitutiva), together with an English translation (incorporated by reference to our Registration Statement on Form F-1 (Reg. No. 333-63878) filed on June 4, 1993).


  1.2 Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V. dated April 25, 2003, filed as English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

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

  3.2 Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V., filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

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

  4.2 Amended and Restated Public Deed, dated as of June 27, 2003 (the "Amended and Restated CPO Deed"), filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

  4.3 Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1999).

                                  Exhibit Index
                                   (continued)

  4.4 Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and Jose Gutierrez Vivo, together with an English translation translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1999) (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

  4.5 Loan Agreement, dated October 30, 2000, between Grupo Radio Centro, S.A. de C.V. and Banco Inverlat, S.A., (the "Loan Agreement") together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on May 9,
         2001).

  4.6 Letter Agreement, dated April 17, 2001, between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat, S.A. (formerly Banco Inverlat, S.A.), amending Loan Agreement, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on May 9, 2001).

  4.7 Waiver and Amendment Letter, dated June 19, 2002, executed by Scotiabank Inverlat and Grupo Radio Centro, S.A. de C.V. in connection with the Loan Agreement (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002).

  4.8 Amendment, dated December 10, 2002, to the Loan Agreement, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

  4.9 Amendment, dated December 3, 2003, to the Loan Agreement, filed as an English translation.

 4.10 Amendment, dated as of June 29, 2004, to the Loan Agreement, to be filed as an English translation pursuant to Rule 12b-25.

 4.11 Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying
         Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002).

  8.1 List of Subsidiaries of the Company (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

 12.1    Certification  pursuant  to Section  302 of the  Sarbanes-Oxley  Act of
         2002.

 12.2    Certification  pursuant  to Section  302 of the  Sarbanes-Oxley  Act of
         2002.

 13.1    Certification  pursuant  to Section  906 of the  Sarbanes-Oxley  Act of
         2002.