Form 20-F/A
period 2003-12-31
GRUPO RADIO CENTRO SA DE CV
filed 2004-07-02
CIK 906526

The following items were the subject of a Form 12b-25 and are included herein:
  Item 19 and Exhibit 4.10 (Amendment, dated as of June 29, 2004, to the loan agreement between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat,
                                     S.A.).
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 20-F/A
                                (Amendment No. 1)

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange
         Title of each class:                         on which registered
         --------------------                        ---------------------

Series A Shares, without par value
   ("Series A Shares")                              New York Stock Exchange*
Ordinary Participation Certificates
   ("CPOs"), each CPO representing                  New York Stock Exchange*
   one Series A Share
American Depositary Shares ("ADSs"),
   each representing nine CPOs                      New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

                        |X| Yes              |_| No

      Indicate by check mark which financial statement item the Registrant has elected to follow:

                        |_| Item 17          |X| Item 18

================================================================================

                                EXPLANATORY NOTE

      This filing on Form 20-F/A (the "Amended Report") amends the annual report on Form 20-F for the year ended December 31, 2003 (the "Original Report") to include an exhibit that could not be filed at the time the Original Report was filed. Late on June 29, 2004, Grupo Radio Centro, S.A. de C.V. (the "Company") and Scotiabank Inverlat S.A. agreed to modify certain financial covenants under the loan agreement between the two parties. An English translation of the resulting agreement is submitted under this Amended Report as Exhibit 4.10, "Amendment, dated as of June 29, 2004, to the Loan Agreement, filed as an English translation." Accordingly, this Amended Report also includes Item 19, in which the list of exhibits has been amended to reflect the current inclusion of
Exhibit 4.10.

      This Amended Report therefore consists of a cover page, this explanatory note, Item 19 (as amended), the signature page, the index to the exhibits (as amended), Exhibit 4.10 and the required certifications of our chief executive officer and the chief financial officer.

Item 19. Exhibits

      Documents filed as exhibits to this annual report:

(a)   List of Financial Statements

Consolidated Financial Statements of Grupo Radio Centro, S.A. de C.V.
   for the Years Ended December 31, 2003, 2002 and 2001

      Report of independent auditors .....................................   F-1

      Consolidated balance sheets as of December 31, 2003 and 2002 .......   F-3

      Consolidated statements of income for the years ended
        December 31, 2003, 2002 and 2001 .................................   F-4

      Consolidated statements of changes in stockholders' equity
        for the years ended December 31, 2003, 2002 and 2001 .............   F-5

      Consolidated statements of changes in financial position
        for the years ended December 31, 2003, 2002 and 2001 .............   F-6

      Notes to the consolidated financial statements as of and for
       the years ended December 31, 2003, 2002 and 2001 ..................   F-7

      All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)   List of Exhibits

Charter (Escritura Constitutiva), together with an English translation(a)    1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V., dated
  April 25, 2003, filed as an English translation(h) ....................    1.2

Amended and Restated Controlling Trust Agreement, No. F/23020-1,
  dated April 24, 1992, with amendments dated September 2, 1992,
  May 18, 1993 and September 14, 1993, between certain members of the
  Aguirre family and Bancomer, S.A., as trustee, together with an
  English translation (b) ...............................................    3.1

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institucion de Banca Multiple, GE Capital
  Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V.,
  filed as an English translation(h) ....................................    3.2

Trust Agreement, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English
  translation(c) ........................................................    3.3

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de
  C.V., Citibank N.A. and holders from time to time of American
  Depositary Receipts issued thereunder, including the form of American
  Depositary Receipt(d) .................................................    4.1

Amended and Restated Public Deed, dated as of June 27, 2003 (the "Amended
  and Restated CPO Deed"), filed as an English translation(h) ...........    4.2

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro,
  S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying
  Service Agreement, dated October 2, 1995 with respect to XHFO-FM,
  together with an English translation(e) ...............................    4.3

Programming Services Agreement, dated December 23, 1998, among Grupo
  Radio Centro, S.A. de C.V., Infored and Jose Gutierrez Vivo, together
  with an English translation(e) ........................................    4.4

Loan Agreement, dated October 30, 2000, between Grupo Radio Centro, S.A.
  de C.V. and Banco Inverlat, S.A., (the "Loan Agreement"), together with
  an English translation(f) .............................................    4.5

Letter Agreement, dated April 17, 2001, between Grupo Radio Centro, S.A.
  de C.V. and Scotiabank Inverlat, S.A. (formerly Banco Inverlat, S.A.),
  amending Loan Agreement, together with an English translation(f) ......    4.6

Waiver and Amendment Letter, dated June 19, 2002, executed by Scotiabank
  Inverlat and Grupo Radio Centro, S.A. de C.V. in connection with the
  Loan Agreement(g) .....................................................    4.7

Amendment, dated December 10, 2002, to the Loan Agreement, filed as an
  English translation(h) ................................................    4.8

Amendment, dated December 3, 2003, to the Loan Agreement, filed as an
  English translation ...................................................    4.9

Amendment, dated as of June 29, 2004, to the Loan Agreement, filed as an
  English translation ...................................................   4.10

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro,
  S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying
  Service Agreement, dated October 2, 1995, with respect to XHFO-FM,
  together with an English translation(g) ...............................   4.11

List of Subsidiaries of the Company(h) ..................................    8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 .   12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 .   12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .   13.1

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

Date: July 1, 2004

                                     GRUPO RADIO CENTRO, S.A. de C.V.

                                     By: /s/ Pedro Beltran Nasr
                                         ----------------------------------
                                         Pedro Beltran Nasr
                                         Chief Financial Officer

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

   4.4 Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and Jose Gutierrez Vivo, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30,
         1999) (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

                                  Exhibit Index
                                   (continued)

 Exhibit
  Number                      Description of Exhibit
 -------                      ----------------------
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

   4.8 Amendment, dated December 10, 2002, to the Loan Agreement, filed as an English translation.

   4.9 Amendment, dated December 3, 2003, to the Loan Agreement, filed as an English translation.

   4.10 Amendment, dated as of June 29, 2004, to the Loan Agreement, filed as an English translation.

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