Form 20-F
period 2004-12-31
GRUPO RADIO CENTRO SA DE CV
filed 2005-06-29
CIK 906526

As filed with the Securities and Exchange Commission on June 29, 2005.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F
          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
          [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                             SECURITIES EXCHANGE ACT
                   For the fiscal year ended December 31, 2004
                                       OR
          [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
               for the transition period from ________ to ________

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
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                  TITLE OF EACH CLASS:                             NAME OF EACH EXCHANGE ON WHICH REGISTERED
----------------------------------------------------------------   -----------------------------------------
Series A Shares, without par value ("Series A Shares")                     New York Stock Exchange*
Ordinary Participation Certificates ("CPOs"), each CPO                     New York Stock Exchange*
 representing one Series A Share
American Depositary Shares ("ADSs"), each representing nine CPOs           New York Stock Exchange

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

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 162,552,561 Series A Shares

        Indicate by check mark whether the Registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

        [X] Yes                                          [ ] No

        Indicate by check mark which financial statement item the Registrant has elected to follow:

        [ ] Item 17                                      [X] Item 18

================================================================================

                                TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
PART I...........................................................................................................2

         Item 1.  Identity of Directors, Senior Management and Advisers..........................................2

         Item 2.  Offer Statistics and Expected Timetable........................................................2

         Item 3.  Key Information................................................................................2

         Item 4.  Information on the Company....................................................................11

         Item 5.  Operating and Financial Review and Prospects..................................................25

         Item 6.  Directors, Senior Management and Employees....................................................34

         Item 7.  Major Shareholders and Related Party Transactions.............................................44

         Item 8.  Financial Information.........................................................................47

         Item 9.  The Offer and Listing.........................................................................48

         Item 10.  Additional Information.......................................................................50

         Item 11.  Quantitative and Qualitative Disclosures About Market Risk...................................63

         Item 12.  Description of Securities Other than Equity Securities.......................................63

PART II.........................................................................................................64

         Item 13.  Defaults, Dividend Arrearages and Delinquencies..............................................64

         Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.................64

         Item 15.  Controls and Procedures......................................................................64

         Item 16A.  Audit Committee Financial Expert............................................................64

         Item 16B.  Code of Ethics..............................................................................64

         Item 16C.  Principal Accountant Fees and Services......................................................65

         Item 16D.  Exemptions from the Listing Standards for Audit Committees..................................65

         Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers......................66

PART III........................................................................................................66

         Item 17.  Financial Statements.........................................................................66

         Item 18.  Financial Statements.........................................................................66

         Item 19.  Exhibits.....................................................................................67

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

        The Company publishes its financial statements in pesos. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of December 31, 2004.

        This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 11.15 to $1.00, the noon buying rate for pesos at December 31, 2004 as published by the Federal Reserve Bank of New York. The peso/U.S. dollar exchange rate has experienced periods of volatility and, accordingly, the translation to U.S. dollars at the December 31, 2004 exchange rate may not accurately represent the financial condition of the Company in U.S. dollar terms as of a subsequent date. On June 23, 2005, the noon buying rate for pesos was Ps. 10.79 to $1.00. See
Item 3, "Key Information--Exchange Rate Information," for information regarding exchange rates since January 1, 2000.

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

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.   KEY INFORMATION

                             SELECTED FINANCIAL DATA

        The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated. This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Annual Report. Grupo Radio Centro's financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Note 26 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

        Grupo Radio Centro's financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring Grupo Radio Centro to restate non-monetary assets and liabilities using the Mexican Consumer Price Index (the "INPC"), to restate the components of shareholders' equity using the INPC, to restate its fixed assets using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet for the prior year to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the related Consolidated Financial Statements, have been restated in constant pesos at December 31, 2004. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 26 to the Consolidated Financial Statements.

                                                                YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------
                                               2004(1)           2004             2003             2002
                                           --------------   --------------   --------------   --------------
                                                          (in thousands, except per-ADS data)
OPERATING DATA:
Mexican GAAP:
  Broadcasting Revenue .................   $       49,454   Ps.    551,608   Ps.    867,913   Ps.    776,704
  Broadcasting Expenses, Excluding
     Depreciation and Amortization .....           34,654          386,528          519,216          504,520
                                           --------------   --------------   --------------   --------------
  Broadcasting Income ..................           14,800          165,080          348,697          272,184
  Depreciation and Amortization ........            8,775           97,873          119,291          118,158
  Corporate, General and
     Administrative Expenses ...........            1,871           20,872           63,307           49,346
                                           --------------   --------------   --------------   --------------
  Operating Income(3) ..................            4,154           46,335          166,099          104,680
  Comprehensive Financing Expense ......            1,628           18,177           34,606           55,972
  Other (Expense), Net .................           (4,188)         (46,715)         (69,407)         (55,212)
  Extraordinary Item(3) ................                0                0          358,390                0
  Net Income (Loss)(4) .................           (3,431)         (38,284)        (258,554)           2,389
  Minority Interest ....................                0               (5)               5               15
  Net Income (Loss) per ADS(4)(5) ......            (0.19)           (2.12)          (14.30)            0.13
  Common Shares Outstanding(5) .........          162,560          162,560          162,722          163,235

U.S. GAAP:
  Broadcasting Revenue .................   $       49,454   Ps.    551,608   Ps.    867,913   Ps.    776,704
  Operating Income (Loss)(2)(3) ........            4,963           55,357         (338,026)         127,169
  Net Income (Loss)(2)(4) ..............            1,808           20,164         (335,322)          80,170
  Net Income (Loss) per ADS(2)(4)(5) ...             0.10             1.12           (18.55)            4.42
  Dividends per ADS(6) .................                0                0             3.31                0
  Common Shares Outstanding(5) .........          162,560          162,560          162,722          163,235

BALANCE SHEET DATA:
Mexican GAAP:
  Working Capital ......................   $      (16,036)  Ps.   (178,870)  Ps.   (133,277)  Ps.       (331)
  Property and Equipment, Net ..........           43,836          488,950          494,283          521,683
  Excess Cost over Fair Value of
     Assets of Subsidiaries ............           65,926          735,341          801,646          885,289
  Total Assets .........................          133,125        1,484,866        1,633,966        1,881,603
  Long Term Debt Excluding Current
     Portion ...........................           10,152          113,237          178,672          173,343
  Total Debt ...........................           15,228          169,855          238,229          373,366
  Shareholders' Equity(7) ..............           81,164          905,295          944,318        1,262,801

U.S. GAAP:
  Total Assets(2) ......................   $      136,465   Ps.  1,522,120   Ps.  1,631,665   Ps.  1,937,153
  Shareholders' Equity(2) ..............           84,456          942,021          922,586        1,317,837

                                               YEAR ENDED DECEMBER 31,
                                           -------------------------------
                                                2001             2000
                                           --------------   --------------
                                                (in thousands, except
                                                    per-ADS data)
OPERATING DATA:
Mexican GAAP:
  Broadcasting Revenue .................   Ps.    820,443   Ps.  1,094,647
  Broadcasting Expenses, Excluding
     Depreciation and Amortization .....          530,481          488,336
                                           --------------   --------------
  Broadcasting Income ..................          289,962          606,311
  Depreciation and Amortization ........          128,539          123,189
  Corporate, General and
     Administrative Expenses ...........           55,119           79,632
                                           --------------   --------------
  Operating Income(3) ..................          106,304          403,490
  Comprehensive Financing Expense ......           13,251           34,908
  Other (Expense), Net .................          (79,938)         (67,032)
  Extraordinary Item(3) ................                0                0
  Net Income (Loss)(4) .................           19,429          269,150
  Minority Interest ....................               18              236
  Net Income (Loss) per ADS(4)(5) ......             1.06            14.20
  Common Shares Outstanding(5) .........          163,918          170,512

U.S. GAAP:
  Broadcasting Revenue .................   Ps.    820,443   Ps.  1,094,647
  Operating Income (Loss)(2)(3) ........          188,609          484,211
  Net Income (Loss)(2) (4) .............          101,937          349,885
  Net Income (Loss) per ADS(2)(4)(5) ...             5.59            18.46
  Dividends per ADS(6) .................             7.28             2.63
  Common Shares Outstanding(5) .........          163,918          170,512

BALANCE SHEET DATA:
Mexican GAAP:
  Working Capital ......................   Ps.    (52,487)  Ps.    169,960
  Property and Equipment, Net ..........          554,532          567,125
  Excess Cost over Fair Value of
     Assets of Subsidiaries ............          965,128          931,019
  Total Assets .........................        2,030,554        2,076,692
  Long Term Debt Excluding Current
     Portion ...........................          246,634          323,500
  Total Debt ...........................          435,793          404,376
  Shareholders' Equity(7) ..............        1,266,508        1,384,537

U.S. GAAP:
  Total Assets(2) ......................   Ps.  2,089,181   Ps.  2,132,095
  Shareholders' Equity(2) ..............        1,324,623        1,439,437

----------
(1) Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 11.15 per U.S. dollar, the noon buying rate for pesos on December 31, 2004, as published by the Federal Reserve Bank of New York. See "--Exchange Rate Information."
(2) Pursuant to Statement of Financial Accounting Standard No. 142 (SFAS 142) under U.S. GAAP, amortization of goodwill ceased as of January 1, 2002. For purposes of presentation and comparison, SFAS 142 was applied to the financial data for the years ended 2001 and 2000. The operating loss under U.S. GAAP for the year ended December 31, 2003 includes a goodwill impairment charge of Ps. 160.4 million determined under SFAS 142. There was no impairment charge required under SFAS 142 for the year ended December 31, 2004. See Note 26 to the Consolidated Financial Statements.
(3) Extraordinary item reflects a provision of Ps. 358.4 million for the contingent liability related to the Infored arbitration proceeding. Unlike treatment under Mexican GAAP, for purposes of U.S. GAAP, such provision is charged against operating income. See Notes 10 and 26 to the Consolidated Financial Statements.
(4) In accordance with Mexican GAAP, net income does not give effect to minority interest. In contrast, net income under U.S. GAAP does give effect to minority interest. See Note 26 to the Consolidated Financial Statements.
(5) Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both Mexican and U.S. GAAP.
(6) The Company's dividend payment in any particular year relates to the immediately preceding fiscal year. The Company did not pay any dividends in 2002 with respect to 2001 or in 2004 with respect to 2003.
(7) In December 2000, the Company reduced its capital by Ps. 343.0 million (nominal amount) through a payment to its shareholders of that amount.

                            EXCHANGE RATE INFORMATION

        Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. The peso was relatively stable in 2000 and 2001, but declined significantly in 2002 and continued to decline through 2003. In 2004 and in 2005 to date, the peso has appreciated slightly. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will continue to appreciate or not depreciate significantly again in the future.

        The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

                                                     EXCHANGE RATE(1)
                                     -------------------------------------------------
PERIOD                                  HIGH         LOW       AVERAGE(2)   PERIOD END
----------------------------------   ----------   ----------   ----------   ----------
YEAR ENDED DECEMBER 31,

2000 .............................        10.09         9.18         9.47         9.62
2001 .............................         9.97         8.95         9.33         9.16
2002 .............................        10.43         9.00         9.75        10.43
2003 .............................        11.41        10.11        10.85        11.24
2004 .............................        11.64        10.81        11.31        11.15

MONTH ENDED 2004:

November .........................        11.53        11.24
December .........................        11.33        11.11

MONTH ENDED 2005:

January ..........................        11.41        11.17
February .........................        11.21        11.04
March ............................        11.33        10.98
April ............................        11.23        11.04
May ..............................        11.03        10.88
June (through June 23, 2005) .....        10.88        10.76

----------
(1) Source: Noon buying rate for pesos reported by the Federal Reserve Bank of New York.
(2)  Average of month-end rates.

        On June 23, 2005, the noon buying rate was Ps. 10.79 to $1.00.

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

                                  RISK FACTORS

RISKS RELATING TO OUR OPERATIONS

    If we fail to prevail in our challenge in the Mexican courts to the damage award granted in the arbitration proceedings with Infored and Mr. Gutierrez Vivo, our financial condition would be materially and adversely affected

        In 2002, Infored, S.A. de C.V. ("Infored"), the producer of the news program Monitor, and Jose Gutierrez Vivo, the principal anchor of Monitor, initiated an arbitration proceeding against us, seeking rescission of contract and damages. On March 1, 2004, an arbitration panel of the International Chamber of Commerce (the "ICC") notified us of the ICC panel's decision to rescind the contract and to award Infored and Mr. Gutierrez Vivo together a total of $21.1 million, which represents the amount we would be required to pay after taking into account the amounts prepaid by us under the contract. We challenged the validity of this decision in the Mexican courts, and Civil Judge 63 of the Federal District Superior Court of Justice set aside the arbitration award in November of 2004. Infored and Mr. Guitierrez have initiated an amparo proceeding to contest Civil Judge 63's ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. We commenced a separate amparo proceeding to contest the order that we pay the costs and expenses of the proceedings. The amparo proceedings have been consolidated before District Judge 6 of Civil Matters, and briefs and evidence were accepted from the parties until May 12, 2005. We do not currently know when District Judge 6 will issue a decision on the case. See Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings."

        If District Judge 6 overturns the ruling of Civil Judge 63, Infored and Mr. Gutierrez would likely prevail in the proceeding they commenced in front of Civil Judge 31 of the Federal District Superior Court of Justice to execute and enforce the arbitration award, which is currently suspended in accordance with Mexican law pending the resolution of the arbitration award's validity by District Judge 6. If this occurs, it is likely that we will not have sufficient financial resources to pay the award unless we are able to obtain additional financing, in which case we expect to pursue various potential sources of funds to cover our obligations with respect to such award, including medium-term or long-term financing up to $21.1 million. No assurance can be given that such funds will be obtained. Failure by us to prevail in our challenge to the damage award would materially and adversely affect our financial condition.

    If we do not comply with the financial covenants in our loan agreement, the lender under that agreement could accelerate the maturity of the loan

        We have indebtedness with an outstanding principal amount of Ps. 141.5 million at June 16, 2005 under a loan agreement with Scotiabank Inverlat, S.A. This loan agreement contains covenants requiring us to maintain certain quarterly and year-end financial ratios. If we breach any of these covenants, the amount then outstanding under the loan agreement could be accelerated by the lender. In the past, including for the first quarter of 2005, we have obtained from the lender waivers of our failure to comply with these covenants. We have also amended the loan agreements in the past to modify the financial ratios for certain periods, including for the third and fourth quarters of 2004 and for the year ending December 31, 2005, to avoid possible breaches for these periods. There can be no assurance that we will be able to comply with these covenants in the future or that, if we fail to comply, we will be able to obtain waivers of such noncompliance or additional amendments. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Indebtedness--Scotiabank Inverlat Loan Agreement."

     Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

        Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. Our average Mexico City audience share has decreased during recent years, including a decline from 33.6% in 2000 to 32.0% in 2003, but increased in 2004 to 34.7%. See Item 4, "Information on the Company--Business Overview--Competition." There can be no assurance that increased competition within, or a decline in the popularity of, a given format segment will not decrease our aggregate audience share in the future. In addition, we face strong competition from both television and various print media for advertising revenues. If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

    If we lose one or more of our key customers, we could lose a significant amount of our revenue

        Our two largest individual customers in 2004, 2003 and 2002 were Gigante, S.A. de C.V. ("Gigante") and Comercial Mexicana, S.A. de C.V. ("Comercial Mexicana"). In 2004, 2003 and 2002, Gigante accounted for 5.6%, 3.5% and 5.3%, respectively, of our total broadcasting revenue, while Comercial Mexicana accounted for 4.9%, 3.6% and 5.5%, respectively, of our total broadcasting revenue. The companies comprising Grupo Carso, collectively, and Grupo Gigante, S.A. de C.V. ("Grupo Gigante"), collectively, are key customers. In 2004 and 2002, the companies comprising Grupo Gigante collectively accounted for 7.0% and 7.3%, respectively, of our total broadcasting revenue, while in 2003, the companies comprising Grupo Carso collectively accounted for 5.2% of our total broadcasting revenue. We cannot assure you that Gigante and Comercial Mexicana or the companies comprising Grupo Carso or Grupo Gigante will continue to purchase advertising from us at current levels. The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing."

    A decrease in advertising expenditures by political campaigns could substantially reduce our revenue

        Our business is significantly affected by the advertising expenditures of political parties during election campaigns in Mexico. While our revenue has increased significantly during the congressional elections that occur every three years (including in 2003), our revenue has increased even more significantly during presidential elections, which occur every six years (coinciding with congressional elections), including in 2000. In 2002, 2003 and 2004, advertising by political parties accounted for 6.1%, 21.1% and 0.06% of total broadcasting revenue, respectively. A decrease in advertising expenditures by political campaigns during an election year could have a material adverse impact on our results of operations. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing," and Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

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

    If the Mexican government does not renew our broadcasting licenses, our business could be harmed

        To broadcast commercial radio in Mexico, a broadcaster must have a license from the Secretaria de Comunicaciones y Transportes (the Secretary of Communication and Transportation or "SCT"). Because the SCT generally grants renewals to licensees that have substantially complied with applicable law, we expect that our future renewal applications will be granted. However, if we would be unable to renew these licenses in the future, our business could be significantly harmed.

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

RISKS RELATING TO OUR PRINCIPAL SHAREHOLDERS AND CAPITAL STRUCTURE

    Holders of ADSs are not entitled to attend shareholders meetings and have no voting rights

        Holders of the CPOs, and therefore holders of the ADSs, have no voting rights with respect to the underlying Series A Shares. Pursuant to the trust agreement under which the CPOs are issued, the trustee for the CPOs will vote the Series A Shares held in the trust in the same manner as the majority of the Series A Shares that are not held in the trust and that are voted at the relevant shareholders meeting. Holders of the CPOs are not entitled to attend or to address our shareholders meetings. See Item 10, "Additional Information--Bylaws--Voting Rights" and "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders--Voting Rights."

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

These Aguirre family members have established two Mexican trusts, which they control, that together hold 84,020,646 Series A Shares, or 51.6% of all outstanding Series A Shares as of June 23, 2005. Some of these Aguirre family members own Series A Shares and/or ADSs in addition to the Series A Shares held by the Mexican trusts. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders" and Item 10, "Additional Information--Bylaws--Voting Rights" and "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders--Voting Rights."

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

        There can be no assurance that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the Depositary of preemptive rights and distribution of the proceeds from such sales to the ADS holders are not possible. As a result, the equity interest of ADS holders in us would be diluted proportionately. See Item 10, "Additional Information--Bylaws--Preemptive Rights."

RISKS RELATING TO MEXICO

    Economic developments in Mexico may adversely affect our business

        Our financial condition and results of operations are generally affected by the strength of the Mexican economy, as the demand for advertising, revenue from which is the principal source of our earnings, generally declines during periods of economic difficulty.

        In 2003 and 2004, Mexico's gross domestic product, or GDP, grew by 1.3% and 4.4%, respectively, and inflation was 3.98% and 5.19%, respectively. In 2005, according to preliminary estimates of the Mexican government, GDP is expected to grow by 3.7% and inflation is expected to be 4.0%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

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

        In addition, in the past, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again.

    High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

        Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.19% for 2004. Inflation for the first quarter of 2005 was 0.79%. If inflation in Mexico does not remain within the government's projections, we might not be able to raise our broadcast advertising rates to keep pace with inflation. More generally, the adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

        Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 6.82% during 2004. On June 21, 2005, the 28-day Cetes rate was 9.62%. High interest rates in Mexico could adversely affect our financing costs.

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

    Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

        The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2004, the peso appreciated against the U.S. dollar by year-end by 0.8%, but the average value of the peso against the U.S. dollar during 2004 was 4.24% lower than in 2003. In 2003, the peso depreciated against the U.S. dollar at year-end by 7.77%, and the average value of the peso against the U.S. dollar during 2003 was 11.28% lower than in 2002. In 2002, the peso depreciated against the U.S. dollar at year-end by approximately 13.9%, and the average value of the peso against the U.S. dollar during 2002 was 4.5% lower than in 2001. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

        Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See "--Exchange Rate Information."

        On March 1, 2004, as a result of the Infored Arbitration Proceeding, the Company was ordered to pay $21.1 million in damages. The Company challenged the validity of this decision in the Mexican courts. In November of 2004, Civil Judge 63 of the Federal District Superior Court of Justice set aside the arbitration award, but the parties have contested this decision in an amparo proceeding. There can be no assurance that Civil Judge 63's ruling will be upheld in this amparo proceeding. Any award that we are ultimately obligated to pay as a result of the Infored Arbitration Proceeding would be payable in U.S. dollars.

        A small portion of our operating costs is also payable in U.S. dollars. Although at December 31, 2004, we had no U.S. dollar-denominated indebtedness, we may in the future incur non-peso-denominated indebtedness. Declines in the value of the peso relative to other currencies increase our obligations payable in U.S. dollars, increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations. Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue. See Item 11, "Quantitative and Qualitative Disclosures About Market Risk."

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

        In 1989, the Aguirre family began a comprehensive process of corporate reorganization designed to consolidate Grupo Radio Centro's radio operations under the common ownership of the Company and the family's non-radio-related operations under the common ownership of another company controlled by the Aguirre family outside Grupo Radio Centro. The purpose of the reorganization was to permit Grupo Radio Centro to focus on radio-related operations and to acquire the balance of shares of its radio broadcasting subsidiaries that were owned directly or indirectly by members of the Aguirre family outside Grupo Radio Centro. As a result of the reorganization, the Company acquired substantially all of the shares of its radio broadcasting subsidiaries with the last transfer of shares occurring in March 1993. In the third quarter of 1993, the Company completed an initial public offering of its ADSs and CPOs, listing such securities on the NYSE and the Mexican Stock Exchange, respectively. The Company completed a subsequent public offering of ADSs and CPOs during the third quarter of 1996. On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company's bylaws (see Item 10, "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders--Share Ownership"), were exchanged for Series A Shares held in the CPO Trust (see Item 9, "The Offer and Listing"). In connection with the Amended CPO Trust, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol "RCENTRO.A" on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line will reflect trading of both Series A Shares and CPOs.

CAPITAL EXPENDITURES AND DIVESTITURES

    Capital Expenditures

        Capital expenditures in 2004, 2003 and 2002 were Ps. 20.7 million, Ps.
19.7 million and Ps. 35.1 million, respectively. In 2004, 2003 and 2002 capital expenditures were financed from working capital.

        In 2004, the Company spent approximately $1 million to update its main computer and digital storage system. The Company also purchased company automobiles and motorcycles for the news program La Red.

        The balance of the Company's capital expenditures in the 2002-2004 period were primarily for broadcasting equipment.

    Capital Divestitures

        The Company's capital divestitures from 2002 to 2004 amounted to Ps. 7.9 million in 2004, reflecting the sale of used Company automobiles and used computer equipment, Ps. 20.5 million in 2003, reflecting primarily the sale of used company automobiles, and Ps. 26.3 million in 2002, reflecting primarily the sale of real estate (see Notes 1 and 11 to the Consolidated Financial Statements).

                                BUSINESS OVERVIEW

        Grupo Radio Centro is a leading radio-broadcasting company in Mexico and for over 30 years has been the leading radio broadcaster, in terms of audience share, in Mexico City, the most populous city in North America. Grupo Radio Centro's principal activities are the production and broadcasting of musical and entertainment programs, news and special event programs. The Company's revenue is derived primarily from the sale of commercial air time to advertising agencies and businesses. The Company's Mexico City average audience share for the year ended December 31, 2004 was 34.7%, more than twice that of the next most popular radio-broadcasting company in Mexico City for the same period. See "--Broadcasting Operations" and "--Competition."

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

        The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers. For the year ended December 31, 2004, Grupo Radio Centro's radio stations ranked as five of the top ten FM radio stations out of a total of 29 FM stations and three of the top ten AM stations out of a total of 34 AM stations. The Company's station portfolio includes one or more of the leading stations, in terms of audience share, in most of the major station format categories (such as Juvenil--Youth Oriented and News/Talk Show) in Mexico City. See "--Business Strategy."

        In addition to its radio-broadcasting activities, the Company, under the trade name Organizacion Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico. At December 31, 2004, the Company had 106 affiliates in 74 cities throughout Mexico.

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

    OIR Network Strategy

        As a complement to its radio-broadcasting activities, Grupo Radio Centro operates, and continues its efforts to expand, its OIR radio network. The Company simultaneously transmits its news program La Red from 5:45 a.m. to 10:00 a.m. to the 20 largest commercial markets in Mexico outside the Mexico City metropolitan area. While increasing programming and service revenue, the operation of OIR also facilitates the Company's overall marketing efforts, offering advertisers access to radio stations on a nationwide basis. See "--OIR Network."

BROADCASTING OPERATIONS

    Radio Stations

        Except as noted, the following table sets forth certain information about the Mexico City radio stations operated by Grupo Radio Centro as of December 31, 2004:

                                                                        INRA(1)     INRA(1)    INRA(1)  ARBITRON(2)  ARBITRON(2)
                                                                       2004 TOTAL  2004 TOTAL   2004    2004 TOTAL   2004 TOTAL
                              POWER                                     MARKET      AUDIENCE    BAND      MARKET      AUDIENCE
    STATION       FREQUENCY  (WATTS)           STATION FORMAT           RANK(3)     SHARE(4)   RANK(5)    RANK(3)     SHARE(4)
----------------  ---------  -------  -------------------------------  ----------  ----------  -------  -----------  -----------
XEQR-FM.........  107.3 mhz  100,000  Grupera--Diverse Musical Genres        1         9.1%         1         1         14.1%

XEJP-FM.........  93.7 mhz   100,000  Spanish Language--Contemporary         4         4.9%         4         3          6.6%
                                      Music

XERC-FM.........  97.7 mhz   100,000  Juvenil--Youth Oriented                2         6.5%         2         2          7.0%

XHFO-FM(6)......  92.1 mhz   150,000  English Language--Classic Rock         9         3.4%         9         8          3.6%

XHFAJ-FM........  91.3 mhz   100,000  English Language--Contemporary         5         4.2%         5         9          3.1%
                                      Music

XHRED-FM........  88.1 mhz   100,000  News / English Language--Music        35         0.8%        24        25          0.9%

XERED-AM........  1110 khz   100,000  News / Talk Show                      24         1.3%         5        28          0.7%

XERC-AM.........  790 khz     50,000  News                                  47         0.3%        20        33          0.4%

XEQR-AM.........  1030 khz    50,000  Spanish Language--Talk Show /         19         2.0%         2        12          2.9%
                                      Contemporary Music

XEJP-AM.........  1150 khz    50,000  Spanish Language Classics             18         2.1%         1        15          2.1%

XEN-AM..........  690 khz    100,000  News / Talk Show                      48         0.3%        21        48          0.2%

                  ARBITRON(2)
                     2004        TARGET
                     BAND      DEMOGRAPHIC
    STATION         RANK(5)     SEGMENTS
----------------  -----------  -----------
XEQR-FM.........      1        13-44 years

XEJP-FM.........      3        18-44 years


XERC-FM.........      2        8-34 years

XHFO-FM(6)......      8        18-44 years

XHFAJ-FM........      9        13-24 years


XHRED-FM........     18        25+ years

XERED-AM........     10        25+ years

XERC-AM.........     13        25+ years

XEQR-AM.........      1        25+ years


XEJP-AM.........      3        35+ years

XEN-AM..........     22        25+ years

----------
(1)  Source: International Research Associates Mexicana, S.A. de C.V. ("INRA").
(2)  Source: Arbitron Inc.
(3) Total market rank is determined based on each station's annual average share of the total radio audience.
(4) Total audience share represents each station's annual average share of the total radio audience.
(5) Band rank is determined based on each station's annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).
(6) XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2009.

        XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2009. For the year ended December 31, 2004, XHFO-FM accounted for approximately 11.06% of Grupo Radio Centro's broadcasting revenue.

    Programming

        The Company currently produces all of the programming for the stations it owns or operates. Prior to March 3, 2004, however, the Monitor news program and Red Vial, a Mexico City traffic report, were produced by Infored (see Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings"). The news program that replaced Monitor and the traffic report that replaced Red Vial are produced by the Company. In addition, the Company provides programming to its network of affiliates.

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

        Grupo Radio Centro's programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers. To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which conducts daily door-to-door interviews throughout Mexico City) as well as commercially available data to assess the listening habits and tastes of the Mexico City population. In 2004, Grupo Radio Centro conducted approximately 450,000 interviews. Grupo Radio Centro believes that no competitor has developed an internal research capability as extensive as its own.

    Production and Transmission of Programming

        Grupo Radio Centro has 18 production studios in which musical material, advertisements, informational messages and promotional spots are recorded on digital audio tape ("DAT"). During 2004, the Digital Recording System was updated for advertisements and music. In addition, Grupo Radio Centro maintains 13 on-air studios, each of which is linked to Grupo Radio Centro's automated programming computer network via optical fiber. In most cases, Grupo Radio Centro has maintained a consistent design for both production and on-air studios to provide a familiar work environment for employees and to reduce the risk of error. Grupo Radio Centro's primary studio operations are substantially all digital and utilize state-of-the-art computer networks for the recording, scheduling and playing of all news, music, promotional and advertising material. Currently, the Company has a single network with a velocity measured in Gigabytes installed in both on-air studios and production studios, totaling 30 workstations.

        The Digital Recording System records the audio of music, news and promotional and advertising material on hard disks from a storage system thereby transferring the audio directly to each workstation and then to an audio console. This programming feed is then processed and sent to one of several transmitter sites via VHF digital or analog studio transmitter links or via digital linear high-speed E1 links. Each signal is periodically monitored for quality.

        In July 2004, Grupo Radio Centro's news division installed and began operating a "News Room" system that enables news writers to provide radio announcers with information by creating a text crawl that runs across a flat-panel screen while the announcers are on air. The system is used primarily by Formato 21, although it also provides information to news centers in other radio stations. This upgrade has reduced considerably the amount of paper consumed during news programs.

        Over the next two years, the Company plans to replace six analog mixer consoles with digital mixer consoles. The replacements are to occur at radio stations XEJP-AM, XERC-AM (two consoles) and at one studio and two transmitter cabins used by OIR.

        Each station has a main transmitter with back-up support. All AM transmitters incorporate solid-state design. Each transmitter site has a diesel generator with automatic transfer that allows rapid switchover to back-up power in the event of power outages. In addition, the main FM transmitter facility is equipped with an uninterruptible power supply to prevent the loss of air time during a cutover to back-up power. Grupo Radio Centro uses sophisticated multiplexing networks for transmission, which allows five of its AM stations to operate at three sites, each site using one antenna system. Similarly, five FM stations are multiplexed into a common eight-bay panel antenna situated on Cerro del Chiquihuite, which Grupo Radio Centro believes is ideally located at 540 meters above the average terrain level in Mexico City. A sixth FM station operated by the Company transmits from the World Trade Center in Mexico City.

        Currently all AM and FM radio broadcast signals in Mexico are analog. There are various efforts underway around the world to develop, test and implement digital audio broadcasting ("DAB"). If implemented, DAB would largely eliminate fading, static and other interference that adversely affects the listening experience. Various DAB proposals have focused upon either the United States "in-band" broadcasting model (using existing allocations of AM or FM spectrum) or the European "out-of-band" broadcasting model. The Camara Nacional de la Industria de Radio y Television (the Mexican Trade Association for Broadcasters or "CIRT"), of which the Company is a member, is in the process of analyzing such proposals. The Company is an active participant in CIRT's efforts to obtain favorable regulation of DAB when, and if, such technology is implemented in Mexico. CIRT has created a task force with the Secretaria de Comunicaciones y Transportes (the Secretary of Communication and Transportation or "SCT") in order to introduce DAB in Mexico in the future.

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

        In October 2003, the SCT granted the Company permission to install in its Cerro del Chiquihuite plant, a digital radio system named DAB Eureka 147 which simultaneously transmits the programming of the radio stations Radio Red-FM, Stereo Joya, Alfa Radio, Stereo 97.7 and La Z. The Company also installed a digital transmitter system through which the Company broadcasts the programming of the radio station Alfa Radio. The results of such tests will be provided to the SCT. In addition, the Company plans to continue testing "IBOC-AM", an in-band on-channel AM system for transmitting digital information over existing stations.

        In 2003, Grupo Radio Centro completed a project to increase the power of several radio stations--XERED-AM, XEJP-AM and XEN-AM, from 50 to 100 kilowatts, 20 to 50 kilowatts and 50 to 100 kilowatts, respectively. The objective of this effort is to improve the stations' presence, coverage and quality of reception in Mexico City's metropolitan area. Definitive authorization from the SCT was granted in April 2004.

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

    Sale of Air Time and Marketing

        Commercial air time for Grupo Radio Centro's radio stations is sold both to advertising agencies and directly to businesses. The top ten customers in each of 2004, 2003 and 2002 accounted for approximately 33.1%, 33.4% and 31.4%, respectively, of total broadcasting revenue of the Company. Our two largest individual customers in 2004, 2003 and 2002 were Gigante, S.A. de C.V. ("Gigante") and Comercial Mexicana, S.A. de C.V. ("Comercial Mexicana"). In 2004, 2003 and 2002, Gigante accounted for 5.6%, 3.5% and 5.3%, respectively, of our total broadcasting revenue, while Comercial Mexicana accounted for 4.9%, 3.6% and 5.5%, respectively, of our total broadcasting revenue. The companies comprising Grupo Carso, collectively, and Grupo Gigante, S.A. de C.V. ("Grupo Gigante"), collectively, are key customers. In 2004 and 2002, the companies comprising Grupo Gigante collectively accounted for 7.0% and 7.3%, respectively, of our total broadcasting revenue, while in 2003, the companies comprising Grupo Carso collectively accounted for 5.2% of our total broadcasting revenue.

        In addition to the Company's corporate clients, Instituto Federal Electoral, a public organization responsible for organizing presidential and congressional elections, accounted for none of our total broadcasting revenue in 2004, a decrease from 8.1% in 2003. The two largest Mexican political parties, the PRI and the PAN, together accounted for none of the Company's total broadcasting revenue in 2004, compared to 8.5% in 2003, reflecting the significant campaign advertising expenditures associated with the triennial congressional elections held in 2003. In 2002, the two political parties accounted for 1.3% of broadcasting revenue.

        Sales of commercial air time vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. See Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

        At December 31, 2004, the Company had a sales force of 27 individuals, of which 12 marketed primarily to advertising agencies and major customer accounts and 15 marketed to small and mid-sized accounts.

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

The Company invests cash deposited pursuant to advance sales, and includes interest generated on such investments in broadcasting revenue. In 2004, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 36.2% of total broadcasting revenue, as compared to 43.8% for 2003 and 41.4% for 2002. See Note 15 to the Consolidated Financial Statements.

        The effect of such advance sales is to substitute the increased interest income earned on the advance sale payments for a portion of the operating income foregone because of the reduced effective rate on the advertising time subject to the advance-sale arrangements. The Company believes that such advance sales are advantageous to Grupo Radio Centro because the interest income generated by the proceeds of such advance sales offsets in part the effective reduction in advertising rates associated with such sales, and because the bonus advertising time granted to purchasers is "dead time" (i.e., time that would not otherwise be sold). The Company also believes that its advance-sales plan attracts advertisers who would not otherwise purchase advertising time because of the benefits of guaranteed rates and bonus time. However, any decrease in the inflation rate for 2005 may reduce the attractiveness of these plans for such advertisers.

OIR NETWORK

        Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates. At December 31, 2004, Grupo Radio Centro had 106 affiliates located in 74 cities throughout Mexico. During the last three years, broadcasting revenue from OIR-related activities was 2.8% to 1.4% of total broadcasting revenue. In 2004, approximately 2.8% of the Company's revenue was attributable to its work through OIR, and no single affiliate represented more than 12.9% of total OIR-related revenue.

        At December 31, 2004, 16 of the Company's OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, "Major Shareholders and Related Party
Transactions--Related Party Transactions" and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm's-length basis.

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

        OIR transmits special event programs, including national advertising, directly to certain affiliates via satellite. As of December 31, 2004, 56 affiliates were able to receive such programs via satellite from Mexico City and the remaining affiliates received recorded programming on conventional or DAT cassettes.

COMPETITION

        Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. As of December 31, 2004, there were 56 commercial radio stations in Mexico City (30 AM and 26 FM stations) and seven not-for-profit, public-service stations (consisting of four AM and three FM). These constitute all of the currently available radio broadcast channels within Mexico City's AM and FM frequency spectrum.

        Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at June 23, 2005, and a chart depicting the audience share of each, including the audience share of the stations owned by RED until 1994 and by the Company thereafter.

             OPERATION OF MEXICO CITY STATIONS BY GRUPO RADIO CENTRO
                        AND ITS PRINCIPAL COMPETITORS(1)

                                      AM STATIONS   FM STATIONS   TOTAL
                                      -----------   -----------   -----
Grupo Radio Centro (GRC)............       5             6         11
Grupo ACIR (ACIR)(2)................       3             4          7
Nucleo Radio Mil (NRM)..............       3             3          6
Radiopolis (TVR)(3).................       3             3          6
Organizacion Radio Formula (ORF)....       3             2          5
Grupo Imagen(4).....................       0             2          2
Multivision Radio (MVS)(5)..........       0             2          2
                                      -----------   -----------   -----
         Total......................      17            22         39

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

                 MEXICO CITY RADIO AUDIENCE SHARE (1970-2004)(1)

                              [CHART APPEARS HERE]

----------
(1)  Source: INRA.
(2) In 1995, the Company began operating the three stations owned by Radio Programas de Mexico. Accordingly, the Company's audience share includes the audience share of these three stations beginning in 1995. In 1996, the Company acquired these stations.
(3) In 1994, NRM no longer owned XECO-AM and XEUR-AM, and in 1995, NRM purchased XHMM-FM.
(4)  In 1995, the three stations owned by Grupo Artsa were acquired by Grupo
     Acir.
(5) Includes average audience share of stations owned by Grupo Imagen until Grupo Imagen's separation from MVS in December 1999.

        Beginning in 2002, the Company's average Mexico City audience share began gradually increasing, rising from 31.2% in 2002 to 32.0% in 2003 and then to 34.7% in 2004. Prior to that time, the Company experienced a gradual decline, which was mainly attributable to increased competition from other radio stations that adopted formats similar to the Company's most successful formats, including Juvenil--Youth Oriented, Grupera--Diverse Musical Genres and News/Talk Show.

        Although the Company believes that its balanced portfolio of station formats following the RED acquisition reduces the impact of a decline in audience share of any one format segment or station (for example, the Company's most popular station, which was the top-ranked station in Mexico City for the year ended December 31, 2004, represented only 9.1% of the total radio audience), there can be no assurance that competition within, or a decline in the popularity of, a given format segment will not decrease the Company's aggregate audience share in the future. In addition, the Company faces strong competition from both television and various print media for advertising revenue.

    OIR Network Competition

        As with radio broadcasting, the Mexican radio-network market is highly competitive. As of December 31, 2004, there were 30 radio networks serving 725 AM radio stations and 423 FM radio stations outside Mexico City. The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company's affiliates that are serviced by OIR to compete effectively.

SIGNIFICANT SUBSIDIARIES

        The following table sets forth the Company's significant subsidiaries at December 31, 2004:

                                                         PERCENTAGE OF
                                    JURISDICTION OF      OWNERSHIP AND
        NAME OF THE COMPANY          ESTABLISHMENT      VOTING INTEREST           DESCRIPTION
---------------------------------   ---------------     ---------------       -------------------
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

XEDKR-AM, S.A. de C.V.                  Mexico                99.2%             Radio Station

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

Radio Sistema Mexicano, S.A.            Mexico                99.9%             Radio Station

Estacion Alfa, S.A. de C.V.             Mexico                99.9%             Radio Station

Emisora 1150, S.A. de C.V.              Mexico                99.9%             Radio Station

Grupo Radio Centro, S.A. de C.V.        Mexico                99.9%           Marketing Company

Radio Centro Publicidad,                Mexico                99.9%           Marketing Company
S.A. de C.V.

GRC Publicidad, S.A. de C.V.            Mexico                99.9%           Marketing Company

GRC Medios, S.A. de C.V.                Mexico                99.9%           Marketing Company

Promotora Tecnica de Servicios          Mexico                99.9%            Service Company
Profesionales, S.A. de C.V.

Publicidad y Promociones                Mexico                99.9%            Service Company
Internacionales, S.A. de C.V.

Promo Red, S.A. de C.V.                 Mexico                99.9%            Service Company

Universal de Muebles e Inmuebles,       Mexico                99.8%          Real Estate Company
S.A. de C.V.

Inmobiliaria Radio Centro,              Mexico                99.9%          Real Estate Company
S.A. de C.V.

Desarrollos Empresariales,              Mexico                99.9%          Sub-holding Company
S.A. de C.V.

Radiodifusion Red, S.A. de C.V.         Mexico                99.9%          Sub-holding Company

Enlaces Troncales, S.A. de C.V.         Mexico                99.9%          Sub-holding Company

PROPERTY AND EQUIPMENT

        All of Grupo Radio Centro's tangible assets are located in Mexico. At December 31, 2004, the net book value of all property and equipment was approximately Ps. 488.9 million ($43.8 million).

        Grupo Radio Centro's principal executive offices and studios are located in Mexico City and are owned by Grupo Radio Centro. In 1992 Grupo Radio Centro purchased the Constituyentes building, a modern, 102,000 square foot building of which, at December 31, 2004, the Company occupied approximately 81,000 square feet with the remainder available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building. Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities. In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government. As a result of a 1993 change in applicable Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de Mexico, a state-owned entity, to operate its own up-link equipment. This up-link equipment has been operational since the end of 1994. Grupo Radio Centro continues to own the building in which its administrative offices and studios were located immediately prior to its move into the Constituyentes building. Grupo Radio Centro also owns the land in Mexico City on which the transmission facilities of XERED-AM are located.

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

         The licensee has rights to renew the license for periods of up to 30 years (with most terms for renewal currently being up to 12 years) under a non-competitive renewal process. Renewals are generally granted to licensees that have substantially complied with the applicable law. The licenses for nine of Grupo Radio Centro's radio stations were to expire in 2004, but were renewed and are now set to expire in 2016. The licenses for XEDKR-AM (in Guadalajara) and XESTN-AM (in Monterrey) will expire in October 2015 and November 2015, respectively. In addition, the license for XHRED-FM is set to expire in 2007, and the license for XEJP-FM is set to expire in 2012.

        The licenses contain restrictions on the transfer of shares of the licensee, including the following: the transfer must be to a qualifying Mexican person; the transfer cannot result in a concentration of radio broadcasting holdings that may be contrary to the public interest; and the transfer cannot result in a gain to the seller. All such transfers are subject to prior notice to the SCT. In addition, any transfer of the license is subject to the prior approval of the SCT. A license may only be assigned if it has been in effect for more than three years and the licensee has complied with all of its obligations under the license.

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

        Other. In June 1993, the Ley Federal de Competencia Economica (Federal Economic Competition Law), a law to promote fair competition and to prevent monopolistic practices, became effective, and regulations thereunder were published in March 1998. As a result of the increase in Grupo Radio Centro's share of the Mexico City radio market following completion of the RED acquisition, the Company is required by the Federal Competition Commission to seek its prior approval in connection with any future acquisitions of radio stations in Mexico, including, without limitation, purchases or leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share, a requirement to which, to the best knowledge of the Company, other Mexican broadcasting companies are not subject generally. Although the Company received Federal Competition Commission approval of its acquisition of XEN-AM in July 2001 (see
Note 23 to the Consolidated Financial Statements) because the Company sold two of its AM stations in 2000, no assurance can be given that the Company will be permitted by the Federal Competition Commission to make any additional investments should it desire to do so.

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

    Intellectual Property

        Mexico. Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Instituto Mexicano de la Propriedad Industrial (the Mexican Institute of Industrial Property) of the Secretaria de Economia (the "Ministry of Economy") the following service marks (and their corresponding design, where indicated): "Radio Red," "Joya," "El Fonografo del Recuerdo," "Variedades," "Stereo Joya," "NotiCentro" (and design), "Sensacion" (and design), "Universal" (and design), "Stereo 97.7," "Alegria," "Centro," "Formato 21," "Hoy," "OIR," "Palco Deportivo" and "To2." In addition, Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration the following commercial slogans: "CRC Radiodifusion Internacional," "Grupo Radio Centro Radiodifusion de Mexico al Mundo," "ORC Radiodifusion Valle de Mexico," "OIR Radiodifusion Nacional," "Radio Centro, la Estacion de la Gran Familia Mexicana" and "SER, Servicios Especializados de Radiodifusion." Grupo Radio Centro also obtained the following service marks in connection with the acquisition of RED: "Radio Programas de Mexico," "RPM," "ALFA 91.3," "BANG," "UNIRED," "SERVIRED" and "AUTORED."

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Grupo Radio Centro's Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 26 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Grupo Radio Centro, and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

        Among other things, Mexican GAAP requires that financial statements recognize certain effects of inflation. In accordance with these requirements, the Company has restated non-monetary assets and liabilities using the INPC, restated the components of shareholders' equity using the INPC, recorded gains or losses in purchasing power from holding monetary assets or liabilities and restated financial data for all periods in the Consolidated Financial Statements, and throughout this Annual Report, in constant pesos as of December 31, 2004. See Item 3, "Key Information--Selected Financial Data."

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

SEASONALITY OF SALES

        Grupo Radio Centro's revenue varies throughout the year. Sales of commercial air time, Grupo Radio Centro's primary source of revenue, are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. Nonetheless, Grupo Radio Centro historically has had sufficient cash flow from operations to meet its operating needs in all four calendar quarters. In 2003, there was a departure from this general pattern in that the revenue from the sale of commercial air time was highest in the second quarter, instead of the fourth quarter, of the year because of increased advertising expenditures related to congressional political campaigns, and lowest in the third quarter of the year. The general pattern held in 2004, as revenue from the sale of commercial air time was highest in the fourth quarter.

        Advertising expenditures by political campaigns represent an important part of the Company's total broadcasting revenue. While the Company's revenue increases significantly during the congressional elections that occur every three years (including in 2003), an even more significant increase in revenue results from presidential elections, which occur every six years (coinciding with congressional elections), including in 2000. Advertising by political parties constituted 6.1% of total broadcasting revenue in 2002, mainly due to the elections in the State of Mexico, which occurred in the first quarter of 2003. In 2003, in connection with congressional elections that took place in July 2003, advertising by political parties increased to 21.1%. However, in 2004, a year in which no elections occurred, advertising by political parties constituted only 0.06% of total broadcasting revenue. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Air Time and Marketing."

        The following table sets forth the Company's broadcasting revenue and broadcasting income (excluding depreciation and amortization) on a quarterly basis, in each case as a percentage of its respective total, for 2004, 2003 and 2002.

                                                        BROADCASTING INCOME (LOSS),
                                                        EXCLUDING DEPRECIATION AND
                          BROADCASTING REVENUE                AMORTIZATION
                     ------------------------------   ------------------------------
                       2004       2003       2002       2004       2003       2002
                     --------   --------   --------   --------   --------   --------
First Quarter ....       21.1%      22.8%      16.6%       2.5%      23.2%      (0.3)%
Second Quarter ...       21.1       31.0       24.8       17.0       37.6       19.7
Third Quarter ....       24.2       21.3       20.9       23.4       14.5       10.3
Fourth Quarter ...       33.6       24.9       37.7       57.1       24.7       70.3
                     --------   --------   --------   --------   --------   --------
  Total ..........      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%

ECONOMIC CONDITIONS IN MEXICO

        Grupo Radio Centro's financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company's earnings, generally declines during periods of economic difficulty. The annual rate of inflation in Mexico, as measured by changes in the National Consumer Price Index, was 5.19% for 2004. Inflation for the first quarter of 2005 was 0.79%. The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

COST-CONTROL MEASURES

        An important element of the Company's operating strategy is cost control. In 2002, personnel expenses decreased 6.7% mainly as a result of decreased sales commissions paid to sales personnel in connection with decreased sales. The Company also ceased the operations of its Internet portal company, To2. In 2004 and 2003, personnel expenses decreased 4.9% and 1.9%, respectively, mainly as a result of a reduction in personnel. The change in personnel in 2003 resulted in severance payments of Ps. 4.1, which are included in other expenses
(net). The Company made no severance payments in 2004. See Note 22 to the Consolidated Financial Statements.

LOSS CONTINGENCY

        As a result of the damages awarded in the arbitration proceeding with Infored and Mr. Gutierrez Vivo, we have recorded a provision for this contingent liability in the amount of $21.1 million. For the year ended December 31, 2004, we also recorded Ps. 6.4 million in interest relating to this provision. We have challenged the validity of the arbitration award in Mexican courts. Although Civil Judge 63 of the Federal District Superior Court of Justice set aside the award, the parties have contested this ruling in an amparo proceeding, and thus there can be no assurance that we ultimately will prevail in our challenge to the arbitration award (see Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings").

RECENT ACCOUNTING PRONOUNCEMENTS

        In March of 2003, the Instituto Mexicano de Contadores Publicos (the "IMCP") issued Bulletin C-15 "Deterioro en el Valor de los Activos de Larga Duracion y su Disposicion" (Impairment of the Value of Long-Lived Assets and their Disposal) ("C-15"), which must be applied to financial statements for periods beginning January 1, 2004. C-15 sets forth, among other things, new rules for the calculation and recognition of impairment losses, including any subsequent reversals. C-15 establishes the criteria used to determine whether impairment of a long-lived asset in use, either tangible or intangible (including goodwill), has occurred. To calculate impairment loss, it is necessary to determine the asset's recovery value, recovery value being defined as the greater of the net sales price of a cash-generating unit of the asset and the asset's use value, which is the present value of estimated future cash flows. In accordance with C-15, the Company conducted impairment analysis for the year ended December 31, 2004 of its Ps. 1.2 billion of long-lived assets, including goodwill, and this analysis resulted in no impairment.

        In March of 2004, the IMCP issued Bulletin B-7 "Adquisiciones de Negocios" (Business Acquisitions) ("B-7"), which must be applied to financial statements for periods beginning January 1, 2005. B-7 establishes that the purchase price method is the only permissible method to account for business combinations, including acquisitions, investment in the shares of an associated entity and combinations accomplished by transferring cash, assets, debt issuances or shares. The goodwill of an acquired entity is no longer amortized; rather it is subject to impairment testing, in accordance with Bulletin C-15, on at least an annual basis. B-7 requires that goodwill still being amortized on its effective date cease amortization and be subject to impairment testing. As a result of the adoption of B-7, the Company's Ps. 735.3 million of goodwill as of December 31, 2004 will, for periods beginning January 1, 2005, be subject to annual impairment testing instead of amortization.

CRITICAL ACCOUNTING POLICIES

    Impairment Testing

        In light of the recent accounting changes described above, the Company is now required to test for impairment of its long-lived assets in use, including goodwill and other intangible assets, at least on an annual basis. To calculate impairment loss of long-lived assets in use, it is necessary to determine the asset's recovery value, recovery value being defined as the greater of the net sales price of a cash-generating unit of the asset and the asset's use value, which is the present value of estimated future cash flows. The determination of the underlying assumptions related to the recoverability of long-lived assets, including goodwill and other intangible assets, is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about the Company's business and prospects, or changes in market conditions, could result in an impairment charge.

2004 VS. 2003 RESULTS OF OPERATIONS

        For the year ended December 31, 2004, broadcasting revenue was Ps. 551.6 million, a 36.4% decrease compared to Ps. 867.9 million reported for 2003. This decrease was mainly attributable to a decline in political party advertising expenditures following the July 2003 congressional elections, as well as the termination of a former news program at the end of the first quarter of 2004.

        The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for 2004 were Ps. 386.5 million, a 25.6% decrease compared to Ps. 519.2 million reported for the year ended December 31, 2003. This decrease was primarily attributable to lower production costs for news programming, which a third party produced for the Company until the end of the first quarter of 2004.

        Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for 2004 was Ps. 165.1 million, representing a decrease of 52.7% from the Ps. 348.7 million reported for the year ended December 31, 2003. This decrease was primarily attributable to the decrease in broadcasting revenue resulting from the decrease in political advertising in 2004 compared to 2003.

        The Company's gross margin (broadcasting income divided by broadcasting revenues) for 2004 was 29.6%, a decrease of 25.5% compared to the gross margin of 40.2% for 2003. This decrease was mainly attributable to the decrease in broadcasting revenue from 2003 to 2004, which was greater than the decrease in broadcasting expenses from 2003 to 2004, the decreases in broadcasting revenue and broadcasting expenses being due to the reasons described above.

        Depreciation and amortization for 2004 was Ps. 97.9 million, a decrease of 18.0% compared to Ps. 119.3 million reported for the year ended December 31, 2003. This decrease was mainly due to the write-off of goodwill in connection with a Company subsidiary during 2003.

        The Company's corporate, general and administrative expenses for 2004 were Ps. 20.9 million, a decrease of 66.9% compared to Ps. 63.3 million reported for 2003. This decrease occurred primarily because the Company paid lower fees during 2004 to a third party after it ceased producing news programs for the Company.

        For 2004, the Company reported operating income of Ps. 46.3 million compared to operating income of Ps. 166.1 million reported for 2003. The substantial decline in political advertising during 2004 contributed to this 72.1% decrease.

        The Company's comprehensive financing cost for 2004 was Ps. 18.2 million, a decrease of 47.5% from the comprehensive financing cost of Ps. 34.6 million reported for 2003. This result was primarily attributable to (i) a gain in net monetary position of Ps. 15.5 million for 2004 compared to a loss of Ps.
0.3 million for 2003 due to higher net monetary liabilities for 2004 and (ii) a decrease in foreign currency exchange loss, net, which fell to Ps. 2.5 million for 2004 from Ps. 6.8 million for 2003. The factors leading to the decrease in the Company's comprehensive financing cost were partially offset by an increase in interest expense for 2004.

        Other expenses, net, for the year ended December 31, 2004 were Ps. 46.7 million, a 32.7% decrease compared to Ps. 69.4 million reported for 2003. This decrease is attributable to (i) the recognition of income in 2004 following the reappraisal of certain real estate assets of the Company, (ii) severance payments made during the first quarter of 2003 in connection with personnel reductions and (iii) lower expenses in 2004 due to the termination of operations in 2003 of certain Internet-related subsidiaries of the Company.

        The Company reported a loss before extraordinary item and provisions for income tax and employee profit sharing for 2004 of Ps. 18.6 million, in contrast to income of Ps. 62.1 million reported for 2003.

        The Company reported a loss before provisions for income tax and employee profit sharing of Ps. 18.6 million for 2004, compared to a loss before provisions for income tax and employee profit sharing of Ps. 296.3 million for 2003. The larger loss before provisions for income tax and employee profit sharing for 2003 was due to the provision for the contingent liability that resulted from the damages award in the arbitration proceeding with Infored and Mr. Gutierrez Vivo.

        For 2004, the Company recorded provisions for income tax and employee profit sharing of Ps. 19.7 million, compared to a reduction in provision for income tax and employee profit sharing of Ps. 37.8 million for 2003.

        As a result of the foregoing, the Company had a net loss of Ps. 38.3 million for the year ended December 31, 2004, compared to net loss of Ps. 258.6 million for 2003.

2003 VS. 2002 RESULTS OF OPERATIONS

        For the year ended December 31, 2003, broadcasting revenue was Ps. 867.9 million, representing a 11.7% increase compared to Ps. 776.7 million reported for the same period of 2002. This increase was mainly attributable to higher advertising expenditures from political parties in connection with the congressional elections that took place in July 2003.

        The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2003, were Ps. 519.2 million, a 2.9% increase compared to Ps.
504.5 million reported for the same period of 2002, principally as a result of fees paid in connection with new programming for one of the Company's radio stations.

        Broadcasting income (broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2003 was Ps. 348.7 million, an increase of 28.1% compared to broadcasting income of Ps. 272.2 million reported for the same period of 2002. This increase was mainly attributable to higher broadcasting revenue.

        The Company's gross margin (broadcasting income divided by broadcasting revenues) for 2003 was 40.2%, an increase of 14.6% compared to the gross margin of 35.0% for 2002. This increase was mainly attributable to the increase in broadcasting revenue from 2002 to 2003, which was greater than the increase in broadcasting expenses from 2002 to 2003, the increases in broadcasting revenue and broadcasting expenses being due to the reasons described above.

        Depreciation and amortization expenses for the year ended December 31, 2003 were Ps. 119.3 million, representing an increase of 1.0% compared to Ps.
118.2 million reported for the same period of 2002.

        The Company's corporate, general and administrative expenses during 2003 were Ps. 63.3 million, an increase of 28.3% compared to Ps. 49.3 million reported for the same period of 2002. This increase was mainly due to higher executive compensation and higher revenue-based fees paid to Infored in connection with the production of the radio news program Monitor during 2003.

        As a result of the foregoing, the Company's operating income for the year ended December 31, 2003 was Ps. 166.1 million, an increase of 58.7% compared to operating income of Ps. 104.7 million reported for the same period of 2002.

        The Company's comprehensive financing cost decreased from Ps. 56.0 million during 2002 to Ps. 34.6 million reported for 2003. This favorable change of 38.2% is mainly attributable to a decrease in the foreign exchange loss, net, from Ps. 46.0 million for 2002 to Ps. 6.8 million for 2003, resulting from the Company's conversion of its U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans during the fourth quarter of 2002. The improvement in foreign exchange loss, net, was partially offset by a loss on monetary position of Ps. 0.3 million in 2003 compared to a gain on monetary position of Ps. 9.5 million in 2002, as well as an increase in interest expense resulting from higher interest rates in 2003.

        Other expenses, net, were Ps. 69.4 million in 2003, representing an increase of 25.7% compared to Ps. 55.2 million reported for 2002. This increase is mainly due to the sale of certain non-broadcasting assets at a gain during 2002 compared to the sale of certain non-broadcasting assets at a loss during 2003, combined with an increase in expenses related to the arbitration proceeding with Infored.

        For the year ended December 31, 2003, the Company reported income before extraordinary items and provisions for income tax and employee profit sharing of Ps. 62.1 million compared to a loss before extraordinary items and provisions for income tax and employee profit sharing of Ps. 6.5 million reported for 2002.

        As a result of the provision for the contingent liability under Mexican GAAP resulting from the damages award granted in the arbitration proceeding with Infored and Mr. Gutierrez Vivo, the Company reported an extraordinary item charge in the amount of Ps. 358.4 million for 2003, resulting in a loss before provisions for income tax and employee profit sharing of Ps. 296.3 million for 2003 compared to a loss before provisions for income tax and employee profit sharing of Ps. 6.5 million reported for 2002.

        The Company recorded an income tax and employee profit sharing credit of Ps. 37.8 million for 2003 compared to Ps. 8.9 million for 2002.

        As a result of the foregoing factors, the Company recorded a net loss for 2003 of Ps. 258.5 million compared to a net gain of Ps. 2.4 million reported for 2002.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's primary source of liquidity is cash flow from operations. The Company's operating activities provided Ps. 24.1 million in 2004, Ps. 233.3 million in 2003 and Ps. 42.3 million in 2002. Cash flow from operations historically has been sufficient to cover the Company's working capital needs. Nevertheless, at December 31, 2004 and 2003, the Company had a working capital deficit of Ps. 178.9 million and Ps. 133.3 million, respectively, due to the recorded provision for the contingent liability in connection with the arbitration proceeding with Infored and Mr. Gutierrez Vivo.

        As a result of the damages awarded in the Infored arbitration proceeding, we have recorded a provision for this contingent liability in the amount of $21.1 million. Although Civil Judge 63 of the Federal District Superior Court of Justice set aside the arbitration award in November of 2004, this ruling has been challenged in an amparo proceeding. Should Civil Judge 63's decision be overturned in this amparo proceeding, Infored and Mr. Gutierrez Vivo would likely prevail in the recognition and execution proceeding they brought in another court. If this occurs, it is likely that the Company will not have sufficient financial resources to pay the arbitration award, in which case the Company expects to pursue various potential sources of funds, including medium-term or long-term financing up to $21.1 million. No assurance can be given that such funds will be obtained.

        The Company expects to be able to meet its additional working capital needs in 2005 with cash flow from its operations.

        Grupo Radio Centro invests its cash balances generally in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers.

    Indebtedness

        Scotiabank Inverlat Loan Agreement. On October 30, 2000, the Company obtained a five-year, $35 million loan from Banco Inverlat, S.A. (now Scotiabank Inverlat, S.A.), with interest payable quarterly, at an annual rate equal to the 90-day London Interbank Offered Rate (LIBOR) plus 3.25%, and principal payable bi-annually. The Company used the proceeds of the loan to fund a capital reduction in the amount of Ps. 391.6 million (Ps. 343 million, nominal amount), resulting in a payment of that amount to shareholders. Several amendments to the loan agreement have modified the annual interest rate (now 10.3%), the maturity of the loan (now October 31, 2007) and the denomination of the principal amount outstanding (now pesos), in addition to other terms, as described below. English translations of all of these amendments and the original agreement are filed as exhibits to this Form 20-F.

        On December 3, 2003, the Company and Scotiabank Inverlat signed an amendment to the Scotiabank Inverlat loan agreement to increase the principal amount outstanding of the loan by Ps. 50 million, to extend the loan's maturity to October 31, 2007 and to fix the annual interest rate of the consolidated loan at 10.3%, subject to the Company's compliance with several conditions, including a certain ratio of total liabilities to EBITDA (earnings before interest, taxes, depreciation and amortization), as defined in the amendment to the loan agreement. Failure to comply with such ratio will result in incremental quarterly adjustments to the annual interest rate up to a maximum interest rate of 11.55%. Currently, no quarterly adjustments are in effect, and thus the current annual interest rate of the loan is 10.3%. The proceeds of the additional loan described above were used to pay in full the outstanding principal of a short-term loan with BBVA Bancomer, S.A.

        The Scotiabank Inverlat loan agreement, as amended, contains covenants requiring the Company to maintain certain financial ratios and to comply with other financial conditions that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, pledge its assets and enter into transactions with affiliates. If the Company breaches any of these covenants, the amount then outstanding under the loan agreement could be accelerated by the lender or the interest rate could be increased. On several previous occasions, the Company was not in compliance with certain of these covenants, and the Company obtained waivers from Scotiabank Inverlat of its non-compliance.

In addition, Scotiabank Inverlat agreed to amend several financial covenants in the loan agreement to increase temporarily the ratios permitted. As a condition of these waivers and amendments, the Company agreed, among other things, to convert a portion of the amount then outstanding under the loan agreement from U.S. dollars into Mexican pesos; to pay interest at a set rate or at a fixed or variable percentage above the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or TIIE) on all or a portion of the loan upon the occurrence of certain events; and not to pay any dividends for so long as the Company is not in compliance, and for a certain period thereafter, with any of the financial covenants in the loan agreement as amended. See Note 14 to the Consolidated Financial Statements.

        On March 31, 2005, the Company obtained a waiver from Scotiabank Inverlat of its non-compliance with the covenants of the loan agreement requiring the Company to maintain a certain ratio of total liabilities to EBITDA. In addition, the Company and Scotiabank Inverlat signed an amendment to the Scotiabank Inverlat loan agreement on May 6, 2005 to increase the ratio of total liabilities to EBITDA for all periods of the year ending December 31, 2005.

        At December 31, 2004, the Company's total indebtedness was Ps. 169.8 million, all of which was related to the Scotiabank Inverlat loan described above. The Company's short-term indebtedness was Ps. 56.6 million relating to the current portion of the Scotiabank Inverlat loan, while the Company's long-term indebtedness was Ps. 113.2 million relating to the non-current portion of the Scotiabank Inverlat loan. The Company's total indebtedness is Ps. 141.5 million at June 16, 2005, all of which is related to the Scotiabank Inverlat loan described above.

        The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

        During 2004, the Company's principal use of funds, other than operating purposes and capital expenditures, was the payment of indebtedness totaling Ps
68.3 million. In 2004, the Company repurchased on the open market 115,000 Series A Shares at an aggregate cost of Ps. 692,544. During 2003, the Company's principal use of funds, other than for operating purposes and capital expenditures, was the payment of indebtedness totaling Ps. 135.1 million and the payment of dividends totaling Ps. 59.3 (Ps. 55.0 million, nominal amount). In 2003, the Company repurchased on the open market 57,000 shares of the Company at an aggregate cost of Ps. 389,203 (Ps. 360,000 nominal amount). During 2002, the Company's principal use of funds, other than for operating purposes and capital expenditures, was for the payment of indebtedness totaling Ps. 62.4 million. In 2002, the Company repurchased from the public market 1,230,400 shares at an aggregate cost of Ps. 5.2 million (Ps. 4.6 million, nominal amount), representing approximately 0.7% of outstanding capital stock. Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

        OFF-BALANCE SHEET ARRANGEMENTS

        In 2004, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company's financial condition.

        CONTRACTUAL OBLIGATIONS

        In the table below we set forth our long-term debt obligations as of December 31, 2004, and the period in which these obligations come due. We have no capital lease obligations, operating leases, irrevocable purchase obligations or other long-term obligations.

                                                      PAYMENTS DUE BY PERIOD
                                                          (in thousands)
                                                     (as of December 31, 2004)
                                   --------------------------------------------------------------
                                                  LESS THAN                             MORE THAN
                                      TOTAL        1 YEAR      1-3 YEARS    3-5 YEARS    5 YEARS
                                   -----------   ----------   -----------   ---------   ---------
Contractual Obligations
Long-Term Debt Obligations......   Ps. 169,855   Ps. 56,618   Ps. 113,237   Ps.     0   Ps.     0
   Total........................   Ps. 169,855   Ps. 56,618   Ps. 113,237   Ps.     0   Ps.     0

U.S. GAAP RECONCILIATION

        Net income (loss) under U.S. GAAP for 2004, 2003 and 2002 was Ps. 20.2 million, Ps. (335.3 million) and Ps. 80.2 million, respectively. The difference between net income under U.S. GAAP and Mexican GAAP was primarily attributable in all three periods to the amortization of goodwill with respect companies purchased from related parties. Under current Mexican GAAP, goodwill is amortized using a straight-line method based on an asset's estimated useful life. In July 2001, the Financial Accounting Statements Board issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." As a result of SFAS 142, amortization of goodwill under U.S. GAAP ceased as of January 1, 2002, and U.S. GAAP requires testing goodwill for impairment at least once a year. The Company was required to adopt this standard for the year ending December 31, 2002 on its consolidated financial statements under U.S. GAAP. In accordance with the requirements of SFAS 142, the Company performed an analysis for impairment of its goodwill as of December 31, 2002, December 31, 2003 and December 31, 2004. For the years ending December 31, 2004 and 2002, no impairment adjustment was necessary. For the year ending December 31, 2003, a goodwill impairment adjustment under U.S. GAAP was necessary in the amount of Ps. 160.4 million ($13.6 million) relating to the rescission of the December 23, 1998 program services agreement between the Company and Infored and Mr. Gutierrez Vivo, whereby Infored and Mr. Gutierrez Vivo agreed to provide the Company with original news programs and special-event productions for radio until 2015 (the "Infored Agreement"), and the associated decline in anticipated advertising revenues.

        Operating income (loss) under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 was Ps. 55.3 million, Ps. (338.0 million) and Ps. 127.2 million, respectively. The principal differences between operating income (loss) under Mexican GAAP and U.S. GAAP for these periods are that (1) goodwill, including goodwill arising from entities under common control, that is amortized under Mexican GAAP is not amortized under U.S. GAAP and (2) certain expenses, net of the Company that are classified as non-operating charges under Mexican GAAP are charged against operations under U.S. GAAP. In addition, for the year ended December 31, 2003, the Company's extraordinary item relating to the provision for the contingent arbitration losses is classified as a non-operating charge to earnings under Mexican GAAP, whereas for U.S. GAAP reporting purposes this represents an operating charge against the Company's earnings.

        Shareholders' equity under U.S. GAAP at December 31, 2004, December 31, 2003 and December 31, 2002 was approximately Ps. 0.9 billion, Ps. 0.9 billion and Ps. 1.3 billion, respectively. In 2004, 2003 and 2002, the difference between shareholders' equity under U.S. GAAP and Mexican GAAP was mainly due to the treatment of amortization of goodwill with respect to companies purchased from related parties and the prohibition against amortization of goodwill under U.S. GAAP as of January 1, 2002. As of January 1, 2005, Mexican GAAP treats amortization of goodwill with respect to companies purchased from related parties similarly to U.S. GAAP and likewise prohibits amortization of goodwill. (see "--Recent Accounting Pronouncements").

        For a further discussion of the differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro, see Note 26 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, Grupo Radio Centro's financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP. Due to the Company's adoption of Bulletin D-4 in 1999, the Company's financial statements for 2004, 2003 and 2002 include an expanded recognition of deferred taxes under Mexican GAAP that more closely parallels U.S. GAAP. Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements (see Note 26 to the Consolidated Financial Statements).

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

        Management of the business of the Company is vested in the Board of Directors. The bylaws provide that the Board of Directors shall consist of a minimum of seven and a maximum of twenty directors and an equal number of their respective alternate directors. Each director and alternate director is elected by the Company's shareholders by simple majority vote at the annual ordinary general meeting for a term of one year. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. Directors and alternate directors may be Mexican or foreign, but both the majority of directors and the majority of alternate directors must be Mexican.

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

        The Board of Directors currently consists of twelve members. Alejandro Sepulveda de la Fuente is the Secretary to the Board of Directors. The current members of the Board of Directors were elected at the annual shareholders meeting on April 22, 2005. Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below. In addition to the "other directorships" listed below, two Aguirre members of the Board of Directors, Francisco Aguirre and Maria Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

Francisco Aguirre G.                      Age:                          63
 (Chairman)                               Years as director:            5
                                          Principal occupation:         Private Investor
                                          Other directorships:          Chairman of the board of Grupo Radio
                                                                         Mexico, S.A. de C.V.

Maria Esther Aguirre G.                   Age:                          65
 (First Vice President)                   Years as director:            5
                                          Principal occupation:         Private Investor

Maria Adriana Aguirre G.                  Age:                          58
 (Second Vice President)                  Years as director:            5
                                          Principal occupation:         Private Investor

Ana Maria Aguirre G.                      Age:                          60
                                          Years as director:            34
                                          Principal occupation:         Private Investor
                                          Other directorships:          Director of Avon Cosmeticos, S.A. de C.V.

Carlos Aguirre G.                         Age:                          50
                                          Years as director:            5
                                          Principal occupation:         General Director of Grupo Radio Centro

Rafael Aguirre G.                         Age:                          47
                                          Years as director:            12
                                          Principal occupation:         Private Investor
                                          Other directorships:          Director of the Quintana Roo branch of
                                                                         HSBC Mexico, S.A. (formerly Banco
                                                                         Internacional, S.A.); Director of the
                                                                         Yucatan Peninsula branch of Banco
                                                                         Nacional de Mexico, S.A.

Jose Manuel Aguirre G.                    Age:                          42
                                          Years as director:            5
                                          Principal occupation:         Real Estate Investor

Pedro Beltran N.                          Age:                          61
                                          Years as director:            3
                                          Principal occupation:         Finance and Administrative Director and
                                                                         Chief Financial Officer of Grupo Radio
                                                                         Centro

Gustavo Gabriel Llamas Monjardin          Age:                          42
                                          Years as director:            0
                                          Principal occupation:         Public Accountant

Luis Alfonso Cervantes Muniz              Age:                          49
                                          Years as director:            0
                                          Principal occupation:         Attorney

Thomas Harold Raymond Moffet              Age:                          63
                                          Years as director:            5
                                          Principal occupation:         President of Amsterdam Pacific
                                                                         Securities, LLC (a financial advisory
                                                                         firm)

Luis de la Fuente Baca                    Age:                          59
                                          Years as director:            5
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

        The bylaws also provide that the Board of Directors shall present to the shareholders at the annual shareholders meeting the reports of the Audit Committee. The bylaws of the Company were amended on April 22, 2005 to provide that, independently and without prejudice to the exercise of the powers granted to the Board of Directors pursuant to Mexican law, particularly the Mexican Securities Market Law and other applicable regulations, the Board of Directors shall be entitled to grant or delegate in favor of the Audit Committee those powers that it deems necessary or convenient to comply with the legal and regulatory provisions applicable to the Company, as well as to determine the rules pursuant to which the Audit Committee shall exercise such powers, including the right to revoke or modify them.

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

        The current members of the Executive Committee are Jose Manuel Aguirre
G. (president), Carlos Aguirre G. (vice president), Ana Maria Aguirre G., Maria Esther Aguirre G., Maria Adriana Aguirre G., Rafael Aguirre G. and Francisco Aguirre G.

    Audit Committee

        The Audit Committee currently consists of three regular members of the Board of Directors appointed to the Audit Committee by the shareholders at the annual shareholders meeting. All of the members of the Audit Committee must be independent directors as defined under applicable laws and regulations.

        The Audit Committee makes non-binding recommendations to the Board of Directors with respect to certain transactions, including any transactions entered into by the Company and/or its subsidiaries with related parties, any purchase or sale of more than 10% of the Company's and/or its subsidiaries' assets, any guarantee for an amount exceeding 30% of the Company's and/or its subsidiaries' assets and transactions involving more than 1% of the Company's and/or its subsidiaries' assets. Under the amended bylaws, as described above, the Board of Directors has delegated to the Audit Committee, among other powers, the power to hire or remove the external auditor and approve any permitted non-audit services to be rendered by the external auditors, and to hire independent advisors as it may deem necessary in order to carry out its duties in accordance with applicable laws and regulations, independently and without prejudice to the powers of the Board of Directors pursuant to Mexican legislation. The Audit Committee must prepare an annual report on its activities for presentation to the shareholders at the annual shareholders meeting and to the Board of Directors. For a meeting of the Audit Committee to be valid, the majority of its members must be present and the Audit Committee must adopt its resolutions by majority vote. The Company's statutory auditor must attend all meetings of the Audit Committee but is not entitled to vote at such meetings. There can be no assurance that recommendations of the Audit Committee will ensure that any arrangements with related parties are on an arm's-length basis.

        Currently, the Audit Committee consists of three members: Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardin and Luis de la Fuente Baca, as committee chairman. As required by our bylaws and Mexican law, all members are independent members as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

        The Company currently has one statutory auditor, Sergio Hernandez Gonzalez, and one alternate statutory auditor, Patricio Montiel F.

EXECUTIVE OFFICERS

        The executive officers of Grupo Radio Centro are as follows:

Carlos Aguirre G.                          Years as officer:   26
     General Director                      Years of service:   31

Pedro Beltran N.                           Years as officer:   19
     Finance and Administrative Director   Years of service:   19
     and Chief Financial Officer

Arturo Yanez F.                            Years as officer:   21
     Internal Auditor                      Years of service:   21

Sergio Gonzalez L.                         Years as officer:   21
     Operations Director                   Years of service:   21

Luis Cepero A.                             Years as officer:   22
     Audio Engineering Director            Years of service:   44

Eduardo Stevens A.                         Years as officer:   15
     Transmission Engineering Director     Years of service:   25

Gonzalo Yanez V.                           Years as officer:   5
     Marketing Director                    Years of service:   8

Rodolfo Nava C.                            Years as officer:   5
     Audit and Information Manager         Years of service:   19

Alvaro Fajardo de la Mora                  Years as officer:   20
     General Counsel                       Years of service:   20

Luis Miguel Carrasco N.                    Years as officer:   7
     Commercial Director                   Years of service:   12

COMPENSATION

        For the year ended December 31, 2004, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 17.6 million, of which approximately Ps. 570,000 was paid in the form of bonus awards. These bonus awards were determined based on various factors, including quarterly financial results and station ratings and rankings.

        The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2004 was Ps. 17.8 million. The total of payments to directors for attendance at Board of Director meetings during 2004 was Ps. 268,620.

BOARD PRACTICES

        None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment.

EMPLOYEES

        At December 31, 2004, Grupo Radio Centro employed a total of 395 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Television, Similares y Conexos de la Republica Mexicana (the Radio and Telecommunications Workers Union or the "Union"). At each of December 31, 2003 and December 31, 2002, the Company employed a total of 394 full-time employees. Grupo Radio Centro also employs a varying number of temporary employees. During 2004, the Company employed an average of 84 temporary employees.

        Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the "Contrato Ley") that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union in the event exceptions from the Contrato Ley are desired. All of Grupo Radio Centro's current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley will expire on January 31, 2006; however, salary increases are implemented annually. On February 1, 2005, the Company and the Union agreed to a 4.7% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

SHARE OWNERSHIP

        As of June 1, 2005, the Aguirre members of the Board of Directors had beneficial ownership, primarily through the two Mexican trusts through which they hold their Series A Shares, of 85,861,276 Series A Shares of the Company, representing 52.8% of the outstanding Series A Shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

        None of the Company's other directors or officers is the beneficial owner of more than 1% of the Company's outstanding capital stock.

SIGNIFICANT DIFFERENCES BETWEEN NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE STANDARDS AND OUR CORPORATE GOVERNANCE PRACTICES

        Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores S.A. de C.V.). Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) ( the "CNBV"). We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

        The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

            NYSE STANDARDS                 OUR CORPORATE GOVERNANCE PRACTICES
--------------------------------------   ---------------------------------------
Director Independence. Majority of       Pursuant to the Mexican Securities
board of directors must be               Market Law and our bylaws, our
independent. "Controlled companies,"     shareholders are required to appoint a
which would include our company if it    board of directors of between seven
were a U.S. issuer, are exempt from      and 20 members, of whom at least 25%
this requirement. A controlled company   must be independent. Our board of
is one in which more than 50% of the     directors is not required to make a
voting power is held by an individual,   determination as to the independence
group or another company, rather than    of our directors.
the public. Section 303A.01

A director is not independent if such    Under Article 14 Bis of the Mexican
director is:                             Securities Market Law and our bylaws,
                                         a director is not independent if such
                                         director is:

    (i) a person who the board               (i) an employee or officer of the
    determines has a material direct         company (one-year cooling off
    or indirect relationship with the        period);
    company, its parent or a
    consolidated subsidiary;

    (ii) an employee (or has been            (ii) a shareholder that, without
    within the last three years), or         being an employee or officer of
    whose immediate family member is         the company, has influence or
    (or has been within the last three       authority over the company's
    years) an executive officer, of          officers;
    the company, its parent or a
    consolidated subsidiary, other
    than former employment as interim
    chairman, CEO or other executive
    officer;

            NYSE STANDARDS                 OUR CORPORATE GOVERNANCE PRACTICES
--------------------------------------   ---------------------------------------
    (iii) a person who receives, or          (iii) a consultant, or partner or
    whose immediate family member            employee of a consultant, to the
    receives, during any twelve-month        company or its affiliates, where
    period within the last three             the income from the company
    years, more than $100,000 in             represents 10% or more of the
    direct compensation from the             overall income of such consultant;
    company, its parent or a
    consolidated subsidiary, other
    than: director and committee fees
    or deferred compensation for prior
    services only; compensation for
    service as interim chairman, CEO
    or other executive officer; or
    compensation received by an
    immediate family member for
    service as a non-executive
    employee;

    (iv) a current partner or employee       (iv) an important client,
    (or former partner or employee           supplier, debtor or creditor (or a
    within the last three years who          partner, director or employee
    personally worked on the company's       thereof). A client and supplier is
    audit during that time), or whose        considered important where its
    immediate family member is a             sales to or purchases from the
    current partner or current               company represent more than 10% of
    employee who participates in the         the client's or supplier's total
    firm's audit, assurance or tax           sales or purchases. A debtor or
    compliance (but not tax planning)        creditor is considered important
    practice (or former partner or           whenever the relevant financing
    employee within the last three           represents more than 15% of the
    years who personally worked on the       company's assets or of the
    company's audit during that time),       debtor's or creditor's assets;
    of a firm serving as the internal
    or external auditor of the
    company, its parent or a
    consolidated subsidiary;

    (v) an executive officer (or has         (v) an employee of a fund,
    been within the last three years),       association or civil company that
    or whose immediate family member         receives contributions from the
    is (or has been within the last          company that represent more than
    three years) an executive officer,       15% of the total contributions
    of another company whose                 received;
    compensation committee includes
    (or included) an executive officer
    of the listed company, its parent
    or a consolidated subsidiary; or

            NYSE STANDARDS                 OUR CORPORATE GOVERNANCE PRACTICES
--------------------------------------   ---------------------------------------
    (vi) a current employee of a             (vi) a CEO or other high ranking
    company, or whose immediate family       officer of another company in
    member is a current executive            which the issuer's CEO or other
    officer of a company, that has           high ranking officer is a member
    made payments to, or received            of the board of directors; or
    payments from, the listed company,
    its parent or a consolidated
    subsidiary for property or
    services in an amount which, in
    any of the last three fiscal
    years, exceeds the greater of $1
    million or 2% of such other
    company's consolidated gross
    revenues (contributions to tax
    exempt organizations are not
    deemed "payments," but
    contributions made to any tax
    exempt organization in which any
    independent director serves as an
    executive officer must be
    disclosed in the company's proxy
    (or, if no proxy is filed, its
    Form 10-K / annual report) if,
    within the preceding three years,
    contributions in any single fiscal
    year exceeded the greater of $1
    million or 2% of such tax exempt
    organization's consolidated gross
    revenues)).

    "Immediate family member" includes       (vii) a "family member" related to
    a person's spouse, parents,              any of the persons mentioned above
    children, siblings, mothers and          in (i) through (vi). "Family
    fathers-in-law, sons and                 member" includes a person's
    daughters-in-law and anyone (other       spouse, concubine or other
    than domestic employees) who             relative of up to three degrees of
    shares the person's home.                consanguinity or affinity, in the
    Individuals who are no longer            case of (i) and (ii) above, and a
    immediate family members due to          spouse, concubine or other
    legal separation, divorce or death       relative of up to one degree of
    (or incapacity) are excluded.            consanguinity or affinity in the
    Section 303A.02(b)                       case of (iii) through (vi) above.

Executive Sessions. Non-management       There is no similar requirement under
directors must meet regularly without    our bylaws or applicable Mexican law.
management in executive sessions over
which a non-management director must
preside. The name of the
non-management director presiding at
all such sessions (or the procedure by
which one is selected for each
session) must be disclosed in the
company's proxy (or, if no proxy is
filed, its Form 10-K / annual report).
Independent directors should meet
alone in an executive session at least
once a year. Section 303A.03

Audit committee. Audit committee         We will be required to comply with
satisfying the independence and other    Rule 10A-3 under the Securities
requirements of Rule 10A-3 under the     Exchange Act of 1934 by July 31, 2005.
Securities Exchange Act of 1934 ("Rule   The members of our audit committee are
10A-3") and the more stringent           not required to satisfy the NYSE
requirements under the NYSE standards    independence and other audit committee
is required. Sections 30 3A.06,          standards that are not prescribed by
303A.07                                  Rule 10A-3.

            NYSE STANDARDS                 OUR CORPORATE GOVERNANCE PRACTICES
--------------------------------------   ---------------------------------------
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

                                         Under our bylaws, all of the members
                                         of our audit committee must be
                                         independent directors. All members of
                                         our audit committee are independent as
                                         such term is defined under the Mexican
                                         Securities Market Law and Rule 10A-3.

                                         Our audit committee operates pursuant
                                         to the Mexican Securities Market Law,
                                         the regulations issued by the CNBV and
                                         our bylaws.

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

Nominating/corporate governance          We are not required to have a
committee. Nominating/corporate          nominating/corporate governance
governance committee of independent      committee. The Mexican Code of Best
directors is required. The committee     Corporate Practices does not expressly
must have a charter specifying the       recommend forming such a committee,
purpose, duties and annual evaluation    but rather recommends that the
procedures of the committee.             Evaluation and Compensation Committee
"Controlled companies," which would      recommend the procedures to nominate
include our company if it were a U.S.    the Chief Executive Officer and other
issuer, are exempt from these            high-ranking officers to the Board of
requirements. Section 303A.04            Directors.

Compensation committee. Compensation     The Code of Best Corporate Practices
committee of independent directors is    recommends, but does not require, that
required, which must approve CEO         we have an Evaluation and Compensation
compensation and offer recommendations   Committee. Our bylaws require that our
to the board concerning non-CEO          directors' compensation be determined
executive officer compensation. The      by the shareholders at the ordinary
committee must have a charter            general shareholders meeting.
specifying the purpose, duties and
evaluation procedures of the
committee. "Controlled companies,"
which would include our company if it
were a U.S. issuer, are exempt from
this requirement. Section 303A.05

            NYSE STANDARDS                 OUR CORPORATE GOVERNANCE PRACTICES
--------------------------------------   ---------------------------------------
Equity compensation plans. Equity        Shareholder approval is not required
compensation plans, and material         under Mexican law or our bylaws for
amendments thereto, require              the adoption and amendment of an
shareholder approval, subject to         equity compensation plan. Currently,
limited exemptions. Section 303A.08      we do not have an equity compensation
                                         plan.


Code of Ethics. Corporate governance     We have adopted a code of ethics
guidelines and a code of business        applicable to our chief executive
conduct and ethics are required, with    officer, chief financial officer and
disclosure of any waiver for directors   principal accounting officer or
or executive officers.                   persons performing similar functions.
Sections 303A.01, 303A.10                We are required by Item 16B of Form
                                         20-F to disclose any waivers granted
                                         to such persons. A copy of our code of
                                         ethics is available on our website at
                                         www.radiocentro.com.mx.

Certifications. CEO must (1) certify     Mexican securities regulations require
annually that unaware of any violation   us to submit to the CNBV a report and
of the NYSE corporate governance         certification of our Chairman and
listing standards and (2) notify the     Secretary regarding the degree of our
NYSE in writing after any executive      compliance with the provisions of the
officer becomes aware of any material    Mexican Code of Best Corporate
non-compliance with NYSE corporate       Practices.
governance standards. An annual
Written Affirmation (as well as          Our CEO is not required to certify
interim Written Affirmations in          annually that he is unaware of any
certain circumstances) must be           violation of the NYSE corporate
executed and submitted to the NYSE in    governance listing standards.
the form it prescribes. Section 303A.12  Currently, our CEO does not submit such an annual certification.

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

        The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of June 1, 2005. All CPOs previously held by the Controlling Trusts were converted to Series A Shares in 2003.

                                                        SERIES A SHARES         PERCENTAGE OF
                                                          BENEFICIALLY             SERIES A
                    NAME OF PERSON OR GROUP                  OWNED                 SHARES(1)
        --------------------------------------------    ---------------         --------------
        Old Controlling Trust........................        11,669,527               7.2%
        New Controlling Trust........................        72,351,119              44.5%
        Maria Esther Aguirre Gomez...................        84,527,780(2)(3)        51.9%
        Francisco de Jesus Aguirre Gomez.............        84,020,646(2)           51.6%
        Maria Adriana Aguirre Gomez..................        84,020,646(2)           51.6%
        Ana Maria Aguirre Gomez......................        84,644,606(2)(4)        52.0%
        Carlos de Jesus Aguirre Gomez................        84,535,413(2)(5)        52.0%
        Rafael Felipe de Jesus Aguirre Gomez.........        84,215,415(2)(6)        51.8%
        Jose Manuel Aguirre Gomez....................        84,020,646(2)           51.6%

     ----------
     (1) Percentages are based on 162,724,561 Series A Shares issued and outstanding as of June 23, 2005.

     (2) All Series A Shares beneficially owned by the Old Trust and the New Trust (the "Family Shares") are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of each of the Technical Committees.

     (3) Includes 402,374 Series A Shares and 11,640 ADSs beneficially owned by Maria Esther Aguirre Gomez, in addition to the Family Shares.

     (4) Includes 519,200 Series A Shares and 11,640 ADSs beneficially owned by Ana Maria Aguirre Gomez, in addition to the Family Shares.

     (5) Includes 249,267 Series A Shares and 29,500 ADSs beneficially owned by Carlos de Jesus Aguirre Gomez, in addition to the Family Shares.

     (6) Includes 21,641 ADSs beneficially owned by Rafael Felipe de Jesus Aguirre Gomez, in addition to the Family Shares.


        The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

        The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders--Share Ownership." At June 10, 2005, to the best knowledge of the Company, approximately 34.9% of the outstanding Series A Shares were represented by ADSs. It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

RELATED PARTY TRANSACTIONS

    Family Control of OIR Network Affiliates

        In addition to their participation in the Company, members of the Aguirre family owned or controlled 16 of the 106 affiliates in the network serviced by OIR at December 31, 2004. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 18.9%, 18.9% and 25.6% of OIR revenue (or 0.5%, 0.5% and 0.3% of Grupo Radio Centro's total broadcasting revenue) for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. Grupo Radio Centro has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial air time to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

    Service Contract

        On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre Gomez, chairman of the Board of Directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of air time provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 12.7 million, Ps. 10.5 million and Ps. 8.3 million in 2004, 2003 and 2002, respectively. See Note 6 to the Consolidated Financial Statements.

    Sale of Goods and Services

        The Company makes available to employees, including key management personnel, and directors and directors' family members goods and services obtained by the Company in barter transactions. These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company's employees. The Company received a total of Ps. 1.0 million and Ps. 3.7 in 2004 and 2003, respectively, from executive officers and directors and their families in connection with these transactions. See Note 6 to the Consolidated Financial Statements.

    Attention to Aguirre Family Matters

        Carlos Aguirre G., the General Director, and to a lesser extent, Pedro Beltran, the Chief Financial Officer, Arturo Yanez, the Internal Auditor, and Alvaro Fajardo, the General Counsel, have spent a portion of their time on Aguirre family matters for which Grupo Radio Centro has not been separately compensated.

    Loans to Executive Officers

        From January 1, 2004 until a recent date, the Company extended credit to eight of its executive officers in compensatory transactions that are customary in Mexico. The maximum aggregate amount outstanding during this period was Ps.
0.9 million, and the loans ranged from non-interest bearing loans to loans with an annual rate of interest of 12.0%. These loans have been repaid in full.

        For further information regarding transactions between Grupo Radio Centro and related parties, see Note 6 to the Consolidated Financial Statements.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

        See Item 18, "Financial Statements" and pages F-1 through F-44.

OTHER FINANCIAL INFORMATION

    Legal and Arbitration Proceedings

        Through a series of transactions effected in 1995 and early 1996, the Company acquired five radio stations owned by RED as well as the exclusive radio broadcasting rights to Monitor, a news and talk radio program. On December 23, 1998, the Company entered into the Infored Agreement with Infored and Mr. Gutierrez Vivo, the principal anchor of Monitor, to provide the Company with original news programs and special-event productions for radio until 2015. The Infored Agreement provided that Mr. Gutierrez Vivo would continue as Monitor's host until at least the end of 2003.

        In May 2002, however, Mr. Gutierrez Vivo and Infored initiated an arbitration proceeding pursuant to which they sought rescission of the Infored Agreement and damages. On March 1, 2004, the International Chamber of Commerce (the "ICC") notified the Company that, by majority vote of two of the three arbitrators, the ICC panel held that the Company was in breach of its contract with Infored and Mr. Gutierrez Vivo. As a result, the contract was rescinded and Infored and Mr. Gutierrez Vivo together were awarded a total of $21.1 million in damages, which represents the amount the Company would be required to pay after taking into account prepayments made by the Company. The Company challenged the validity of this decision in the Mexican courts, and, in November of 2004, Civil Judge 63 of the Federal District Superior Court of Justice set aside the arbitration award. The decision of Civil Judge 63 is currently being contested in an amparo proceeding before District Judge 6 of Civil Matters. If District Judge 6 overturns Civil Judge 63's decision, Infored and Mr. Gutierrez Vivo would likely prevail in the recognition and execution proceeding they brought in front of Civil Judge 31 of the Federal District Superior Court of Justice. If this occurs, it is likely that the Company will not have sufficient financial resources to pay the arbitration award unless it is able to obtain additional financing.

        In March 2004, the Company replaced its Infored-produced programming, including Monitor, with similar programming that the Company produces.

        In addition, the Company and its subsidiary Desarrollos Empresariales, S.A. de C.V., along with four minority shareholders, have filed two lawsuits against Mr. Gutierrez Vivo and Maria Ivonne Gutierrez Vivo before Civil Judge 11 of the Federal District Superior Court of Justice. The lawsuits seek rescission of the stock purchase agreement entered into as an "accessory contract" to the Infored Agreement. One case pertains to the shares of the licensee of the radio station formerly known as XEJP-AM (now XENET-AM), while the other case pertains to the shares of the licensee of the radio station formerly known as XEFAJ-AM (now XEINFO-AM). Both proceedings are in the evidence submission stage.

        The Company is involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps.
47.8 million. The Company believes these claims to be without merit and is defending its interests in these matters vigorously.

        As of June 23, 2005, other than proceedings related to labor claims and proceedings related to the arbitration with Infored described above, neither the Company nor any of its subsidiaries is engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

    Dividend Policy

        The table below sets forth each of the dividends paid by the Company during the period 2000-2004, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

                          FISCAL YEAR                          DIVIDEND PER
                         WITH RESPECT     AGGREGATE AMOUNT    SERIES A SHARE      DIVIDEND PER     DIVIDEND PER ADS
                           TO WHICH       OF DIVIDEND PAID       (Nominal        SERIES A SHARE      (U.S.dollars)
DATE DIVIDEND PAID     DIVIDEND PAID(1)    (Nominal Pesos)       Pesos)(2)      (U.S.dollars)(2)        (2)(3)
--------------------   ----------------   ----------------   ----------------   ----------------   ----------------
March 3, 2000 ......         1999               42,700,000         0.24               0.02               0.23
March 9, 2001 ......         2000              115,000,000         0.70               0.07               0.65
August 22, 2003 ....         2002               55,000,000         0.34               0.03               0.28

----------
(1)  The Company paid no dividends with respect to 2001 and 2003.
(2) Per Series A Share and ADS amounts calculated based on weighted average number of shares outstanding during the year in which the dividend was paid.
(3) Nominal peso amounts have been translated to U.S. dollar amounts at the noon buying rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York.

        The amount of future dividends will depend upon Grupo Radio Centro's operating results, financial condition and capital requirements and upon general business conditions. The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Series A Shares, generally upon the recommendation of the Company's Board of Directors. At the annual shareholders meeting of April 22, 2005, no dividend was declared with respect to 2004. Depending on the Company's financial position and compliance with the covenants in its loan agreement with Scotiabank Inverlat, the Company may declare dividends in the future. See Item 10, "Additional Information--Bylaws--Dividends."

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

        The CPOs were originally issued by Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, Direccion Fiduciaria ("Nafin") as trustee for the trust (the "CPO Trust") created by the trust agreement, dated May 24, 1993, as amended, among the Old Controlling Trust and the Company, as grantors, and Nafin as CPO trustee. At a general meeting of the Company's shareholders on April 25, 2003 and a general meeting of the CPO holders on May 19, 2003, the shareholders and CPO holders approved several amendments to the CPO Trust. On June 27, 2003, the parties to the CPO Trust agreement entered into an amended and restated CPO Trust agreement (the "Amended CPO Trust Agreement"), reflecting those amendments, including the following:

    . Nafin was replaced as the CPO trustee by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, as successor trustee for the CPO Trust (the "CPO Trustee").

    . The term of the CPO Trust was extended 20 years until June 29, 2023 (which term may be further extended).

    . On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company's bylaws (see Item 10, "Additional Information--Bylaws--Limitations Affecting Non-Mexican Holders"), were exchanged for Series A Shares held in the CPO Trust. As of June 30, 2003, qualifying Mexican investors held Series A Shares and no longer held CPOs. Non-Mexican holders of CPOs as of June 30, 2003 continued to hold CPOs and, as holders of CPOs, are not entitled to withdraw the Series A Shares held in the CPO Trust.

        In connection with the Amended CPO Trust, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol "RCENTRO.A" on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line will reflect trading of both Series A Shares and CPOs.

        Holders of CPOs are able to sell their CPOs (i) to a non-Mexican investor, in which event the non-Mexican investor would receive such CPOs, or
(ii) to a Mexican investor, in which event the Mexican investor would receive the Series A Shares underlying such CPOs, directly or by keeping them deposited at an account at Indeval, maintained by such investor or by an authorized institution. Indeval or S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores is a privately-owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

        The 2003 amendments to the CPO Trust did not affect the rights or interests of holders of ADSs.

PRICE HISTORY

        The following table sets forth, for the periods indicated, the reported high and low sale prices for the Series A Shares and the CPOs on the Mexican Stock Exchange (on a nominal basis) and the reported high and low sale prices for the ADSs on the NYSE.

                                           MEXICAN                  NEW YORK
                                       STOCK EXCHANGE            STOCK EXCHANGE
                                   -----------------------   -----------------------
                                     AMOUNTS PER SERIES A
                                      SHARE AND PER CPO          AMOUNTS PER ADS
                                      (in nominal pesos)        (in U.S. dollars)
                                   -----------------------   -----------------------
                                      HIGH         LOW          HIGH         LOW
                                   ----------   ----------   ----------   ----------
2000 ...........................        15.00         6.90        14.50         5.75
2001 ...........................         9.00         5.30         8.25         5.20
2002 ...........................         6.30         2.25         6.24         1.76
2003
  First Quarter ................         3.00         2.40         2.52         1.61
  Second Quarter ...............         6.65         3.00         5.75         2.40
  Third Quarter ................         8.41         5.95         7.45         4.95
  Fourth Quarter ...............         8.50         7.16         7.00         5.86

                                           MEXICAN                  NEW YORK
                                       STOCK EXCHANGE            STOCK EXCHANGE
                                   -----------------------   -----------------------
                                     AMOUNTS PER SERIES A
                                      SHARE AND PER CPO          AMOUNTS PER ADS
                                      (in nominal pesos)        (in U.S. dollars)
                                   -----------------------   -----------------------
                                      HIGH         LOW          HIGH         LOW
                                   ----------   ----------   ----------   ----------
2004
  First Quarter ................         8.45         5.70         7.14         4.63
  Second Quarter ...............         7.50         5.30         5.98         4.05
  Third Quarter ................         7.70         7.10         6.36         5.12
  Fourth Quarter ...............         8.48         7.50         6.87         6.11

2005
  First Quarter ................         9.92         8.20         7.75         6.77

MOST RECENT SIX MONTHS
  December 2004 ................         8.24         7.90         6.87         6.50
  January 2005 .................         8.20         8.20         7.60         6.77
  February 2005 ................         8.20         8.20         7.70         7.20
  March 2005 ...................         9.92         8.20         7.75         7.50
  April 2005 ...................         9.30         9.30         7.50         6.45
  May 2005 .....................         9.30         8.08         7.14         6.50
  June 2005 (through June 23) ..         8.65         8.65         7.39         6.95

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

        Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of Grupo Radio Centro, are on deposit with Indeval.

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

        The bylaws of the Company were amended on April 22, 2005 to provide, among other things, that all the members of the Audit Committee must be independent and that the Board of Directors is entitled to grant to the Audit Committee any powers that it deems necessary or appropriate.

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

                               MATERIAL CONTRACTS

        The Company entered into a $35 million loan agreement with Banco Inverlat, S.A. (now Scotiabank Inverlat, S.A.) on October 30, 2000 and amended the agreement on April 17, 2001. On December 10, 2002, the Company amended the loan agreement and converted 100% of the indebtedness from U.S. dollars to Mexican pesos. On December 3, 2003, the Company amended the loan agreement to increase the principal amount outstanding of the underlying loan by Ps. 50 million, to extend the loan's maturity to October 31, 2007 and to fix the annual interest rate of the consolidated loan at 10.3%, which is contingent upon the Company's compliance with a certain ratio of total liabilities to EBITDA as defined in the amendment to the loan agreement. Failure to comply with such ratio will result in incremental adjustments quarterly to the annual interest rate as set forth in the amendment up to a maximum interest rate of 11.55%. The consolidated loan has an aggregate principal amount of Ps. 141.5 million at June 16, 2005. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Indebtedness--Scotiabank Inverlat Loan Agreement."

        On September 7, 2004, the Company entered into an agreement to extend the term of the Operating Agreement, dated as of December 14, 1998, between the Company and Comercializadora Siete, S.A. de C.V., under which the Company operates the radio station XHFO-FM. The agreement is scheduled to terminate on January 2, 2009. See Note 8 to the Consolidated Financial Statements.

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

        In general, for U.S. federal tax purposes, and for purposes of the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and the Protocols thereto (the "Tax Treaty") between the United States and Mexico, entered into force on January 1, 1994, holders of CPOs or ADSs will be treated as the beneficial owners of the Series A Shares represented by those CPOs or ADSs.


TAXATION OF DIVIDENDS

    Mexican Tax Considerations

        During 2005, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

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

        Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company ("PFIC") or (b) for dividends paid prior to 2005 tax year, a foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2004 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

        A holder of CPOs or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

TAXATION OF CAPITAL GAINS

    Mexican Tax Considerations

        Gains on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes, will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

        Income generated on the sale of CPOs during 2005 by individuals or legal entities who are non-residents of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes. However, sales effected through a public offering must comply with certain restrictions set forth in the Mexican Income Tax Law in order to benefit from this exemption.

        Notwithstanding the Mexican taxes on capital gains that could apply in certain cases (as described above), capital gains realized on the disposition of CPOs by a U.S. holder who is eligible for tax benefits under the Tax Treaty generally will not be subject to Mexican tax, unless such gains are attributable to a permanent establishment of such U.S. holder in Mexico or if the U.S. holder owned, directly or indirectly, 25% or more of the issuer's capital stock within the 12-month period preceding such sale or other disposition.

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

                              DOCUMENTS ON DISPLAY

        Grupo Radio Centro is subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Grupo Radio Centro files reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report, and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Any materials filed by Grupo Radio Centro may also be read and copied at the SEC's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, Grupo Radio Centro has been required to make filings with the SEC by electronic means since November 2002. Any filings the Company makes electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov and Grupo Radio Centro's website at www.radiocentro.com.mx. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The Company is exposed to market risk from changes in currency exchange rates.

FOREIGN CURRENCY EXCHANGE RISK

        The Company's principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. Provided below is a summary of the Company's net foreign currency exposure. For the year ended December 31, 2004, the U.S. dollar-denominated assets represented bank deposits. The U.S. dollar-denominated contingent liabilities in 2004 represented a potential obligation in connection with the arbitration proceeding with Infored described under Item 4, "Business Overview--Broadcasting Operations--Production of Programming by Infored." See Notes 4, 10 and 14 to the Consolidated Financial Statements.

                                                                      AT DECEMBER 31, 2004
                                                                         (in thousands)
                                                                      --------------------
U.S. dollar-denominated assets.....................................        $         11
U.S. dollar-denominated contingent liabilities.....................             (21,471)
                                                                      --------------------
        Net liability position including contingent liabilities....        $    (21,460)

        Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company's foreign currency-denominated costs and expenses and of any obligation of the Company with respect to any foreign currency-denominated liabilities. A depreciation of the peso relative to the U.S. dollar also will result in foreign exchange losses, as the peso value of the Company's foreign currency-denominated contingent liability would increase. The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

        Although the Company had no foreign-currency denominated indebtedness at December 31, 2004, the Company's total foreign currency-denominated contingent liabilities at such date amounted to $21.8 million in connection with the Infored Arbitration Award. See Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings" and Note 10 to the Consolidated Financial Statements. Additionally, a small portion of the Company's operating expenses are payable in U.S. dollars.

        A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 3.1 million in 2004. A hypothetical and unfavorable 10% change in the currency exchange rate on December 31, 2004 would have resulted in an estimated foreign exchange loss of approximately Ps. 23.9 million for 2004, reflecting the increased value in pesos of the Company's net foreign currency-denominated liability position including contingent liabilities.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO SECURITY HOLDERS' RIGHTS

        None.

USE OF PROCEEDS

        Not applicable.

Item 15.  CONTROLS AND PROCEDURES

        We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

        The following table sets forth the fees billed to us by our independent registered public accounting firm, BDO Hernandez, Marron y Cia., SC, for the fiscal years ended December 31, 2003 and 2004:

                                         YEAR ENDED DECEMBER 31,
                                        -------------------------
                                            2003         2004
                                        -----------   -----------
                                             (in thousands)
          Audit fees................    Ps.   1,746   Ps.   2,067
          Audit-related fees........              0             0
          Tax fees..................              0             0
          Other fees................              0             0
                                        -----------   -----------
                 Total fees.........    Ps.   1,746   Ps.   2,067

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

        During 2004, no services were provided to our Company by our independent registered public accounting firm pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                                                                                              (d)
                                                                      (c)                     Maximum # (or Approx.
                                                                      Total # of Shares (or   Dollar Value) of
                                 (a)                 (b)              Units) Purchased as     Shares (or Units) that
                                 Total # of Shares   Average Price    Part of Publicly        May Yet Be Purchased
                                 (or Units)          Paid per Share   Announced Plans or      Under the Plans or
Period                           Purchased (a)       (or Units)       Programs                Programs
------------------------------   -----------------   --------------   ---------------------   ----------------------
Month # 1                                --                --                   --                       --
(Jan. 1, 2004-Jan. 31, 2004)
Month # 2                                --                --                   --                       --
(Feb. 1, 2004-Feb. 29, 2004)
Month # 3                             110,000            Ps. 6.14               --                       --
(Mar. 1, 2004-Mar. 31, 2004)      Series A Shares
Month # 4                              5,000             Ps. 5.98               --                       --
(Apr. 1, 2004-Apr. 30, 2004)      Series A Shares
Month # 5                                --                --                   --                       --
(May 1, 2004-May 31, 2004)
Month # 6                                --                --                   --                       --
(Jun. 1, 2004-Jun. 30, 2004)
Month # 7                                --                --                   --                       --
(Jul. 1, 2004-Jul. 31, 2004)
Month # 8                               900              Ps. 7.60               --                       --
(Aug. 1, 2004-Aug. 31, 2004)      Series A Shares
Month # 9                              99,000            Ps. 7.62               --                       --
(Sept. 1, 2004-Sept. 30, 2004)    Series A Shares
Month # 10                             27,000            Ps. 8.48               --                       --
(Oct. 1, 2004-Oct. 31, 2004)      Series A Shares
Month # 11                             90,200            Ps. 8.08               --                       --
(Nov. 1, 2004-Nov. 30, 2004)      Series A Shares
Month # 12                             25,500            Ps. 8.24               --                       --
(Dec. 1, 2004-Dec. 31, 2004)      Series A Shares
                                 -----------------   --------------   ---------------------   ----------------------
Total                                 357,600            Ps. 7.37               --                       --
                                  Series A Shares
                                 =================   ==============   =====================   ======================

(a) All of the Series A Shares purchased by the Company during 2004 were purchased in open-market transactions on the Mexican Stock Exchange. None of these purchases were made pursuant to a publicly announced share repurchase plan or program.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

        See pages F-1 through F-44, incorporated by reference herein.

ITEM 19.  EXHIBITS

        Documents filed as exhibits to this annual report:

(a)     LIST OF FINANCIAL STATEMENTS

Consolidated Financial Statements of Grupo Radio Centro, S.A. de C.V. for the Years Ended December 31, 2004, 2003 and 2002

    Report of independent auditors.........................................................................  F-1

    Consolidated balance sheets as of December 31, 2004 and 2003...........................................  F-3

    Consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002.............  F-4

    Consolidated statements of changes in shareholders' equity for the years ended
     December 31, 2004, 2003 and 2002......................................................................  F-5

    Consolidated statements of changes in financial position for the years ended
     December 31, 2004, 2003 and 2002......................................................................  F-6

    Notes to the consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002..............................................................................................  F-7

        All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)     LIST OF EXHIBITS

Charter (Escritura Constitutiva), together with an English translation(a)..................................    1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V., dated April 22, 2005, filed as an English
    translation(h).........................................................................................    1.2

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American
    Depositary Receipt(d)..................................................................................    2.1

Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May 18, 1993 and September 14, 1993, between certain members of the Aguirre
    family and Bancomer, S.A., as trustee, together with an English translation (b)........................    3.1

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A.,
    Institucion de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro,
    S.A. de C.V., filed as an English translation(h).......................................................    3.2

Trust Agreement, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de
    C.V., together with an English translation(c)..........................................................    3.3

Amended and Restated Public Deed, dated as of June 27, 2003 (the "Amended and Restated CPO Deed"), filed as
    an English translation(h)..............................................................................    4.1

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
    Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM,
    together with an English translation(e)................................................................    4.2

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
    Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM,
    together with an English translation(g)................................................................    4.3

Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
    Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, filed
    as an English translation..............................................................................    4.4

Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored
    and Jose Gutierrez Vivo, together with an English translation(e).......................................    4.5

Loan Agreement, dated October 30, 2000, between Grupo Radio Centro, S.A. de C.V. and Banco Inverlat, S.A.,
    (the "Loan Agreement"), together with an English translation(f)........................................    4.6

Letter Agreement, dated April 17, 2001, between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat,
    S.A. (formerly Banco Inverlat, S.A.), amending Loan Agreement, together with an English translation(f).    4.7

Waiver and Amendment Letter, dated June 19, 2002, executed by Scotiabank Inverlat and Grupo Radio Centro,
    S.A. de C.V. in connection with the Loan Agreement(g)..................................................    4.8

Amendment, dated December 10, 2002, to the Loan Agreement, filed as an English translation(h)..............    4.9

Amendment, dated December 3, 2003, to the Loan Agreement, filed as an English translation(i)...............    4.10

Amendment, dated as of June 29, 2004, to the Loan Agreement, filed as an English translation(i)............    4.11

Waiver Letter, dated March 31, 2005, executed by Scotiabank Inverlat, S.A. in connection with the Loan
    Agreement, filed as an English translation.............................................................    4.12

Amendment, dated as of May 6, 2005, to the Loan Agreement, filed as an English translation.................    4.13

List of Subsidiaries of the Company(h).....................................................................    8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002....................................   12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002....................................   12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002....................................   13.1

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

(e) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1999.

(f) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on May 9, 2001.

(g) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002.

(h) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003.

(i) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 1, 2004, as amended by amendment filed on July 2, 2004.

                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 29, 2005

                                                GRUPO RADIO CENTRO, S.A. de C.V.


                                                By: /s/ Pedro Beltran Nasr
                                                    ----------------------------
                                                    Pedro Beltran Nasr
                                                    Chief Financial Officer

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                  TOGETHER WITH

                                AUDITORS' REPORT

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      PAGE
                                                                  -----------

Report of independent auditors                                    F-1 and F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2004 and 2003          F-3

Consolidated Statements of Operations
    for the years ended December 31, 2004, 2003 and 2002              F-4

Consolidated Statements of Changes in Shareholders' Equity
    for the years ended December 31, 2004, 2003, and 2002             F-5

Consolidated Statements of Changes in Financial Position
    for the years ended December 31, 2004, 2003, and 2002             F-6

Notes to the Consolidated Financial Statements                    F-7 to F-44

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
GRUPO RADIO CENTRO, S.A. DE C.V.

We have audited the accompanying consolidated balance sheets of Grupo Radio Centro, S.A. de C.V. and subsidiaries (as defined in Note 1 to the consolidated financial statements) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Radio Centro, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, the changes in their shareholders' equity and the changes in their financial position for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the results from operations for each of the years in the three year period ended December 31, 2004, and the shareholders' equity and changes in financial position as of December 31, 2004 and 2003, to the extent summarized in Note 26 to the accompanying consolidated financial statements.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language.

HERNANDEZ, MARRON Y CIA., S.C.


/s/ Bernardo Soto Penafiel
---------------------------
BERNARDO SOTO PENAFIEL, CPA
PARTNER

MEXICO CITY
FEBRUARY 14, 2005

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2004 AND 2003

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed
       in thousands of constant Mexican pesos with purchasing power as of
                               December 31, 2004.
         Amounts bearing the symbol "US$" are expressed in thousands of
                               American dollars).

                                                     2004             2004             2003
                                                --------------   --------------   --------------
                                                   (Note 2)
                   ASSETS
CURRENT:

     Cash and temporary investments (Note 5)    US$      1,946   Ps      21,710   Ps      72,241
     Accounts receivable:
         Broadcasting, net of allowance for
          doubtful accounts of Ps 7,411 for
          2004 and Ps 7,796 for 2003                    15,291          170,555          227,456
         Other receivables (Note 7)                        424            4,726            4,151
         Income taxes recoverable                        1,393           15,538                -
                                                --------------   --------------   --------------

                                                        17,108          190,819          231,607
                                                --------------   --------------   --------------

     Guarantee deposits (Note 8)                            52              576            7,274
     Others prepaid expenses                             1,112           12,399            9,972
                                                --------------   --------------   --------------

              Total current assets                      20,218          225,504          321,094
                                                --------------   --------------   --------------
NON CURRENT:
     Accounts receivable for Broadcasting
       Long-Term                                         2,183           24,347                -
     Property and equipment, net (Notes 11)             43,836          488,950          494,283
     Deferred charges, net (Note 12)                       673            7,504           13,034
     Excess cost over net book value of net
      assets of subsidiaries, net (Note 13)             65,926          735,341          801,646
     Guarantee deposits (Note 8)                             -                -              606
     Other assets                                          289            3,220            3,303
                                                --------------   --------------   --------------

                                                US$    133,125   Ps   1,484,866   Ps   1,633,966
                                                ==============   ==============   ==============

                 LIABILITIES
CURRENT:

     Notes payable (Note 14)                    US$      5,076   Ps      56,618   Ps      59,557
     Advances from customers (Note 15)                   4,751           52,990           62,754
     Suppliers and other accounts payable
      (Note 16)                                          2,908           32,436           56,267
     Taxes payable (Note 17)                             1,722           19,209           27,403
     Contingent liability (Note 10)                     21,797          243,121          248,390
                                                --------------   --------------   --------------

              Total current liabilities                 36,254          404,374          454,371

LONG-TERM:

     Notes payable (Note 14)                            10,152          113,237          178,672
     Reserve for labor liabilities (Note 18)             2,268           25,296           27,818
     Deferred taxes (Note 20)                            3,287           36,664           28,787
                                                --------------   --------------   --------------

              Total liabilities                         51,961          579,571          689,648
                                                --------------   --------------   --------------

       SHAREHOLDERS' EQUITY (Note 19):
Capital stock                                          101,028        1,126,862        1,127,478
Cumulative deficit                                     (15,328)        (170,974)        (132,695)
Reserve for repurchase of shares                         3,570           39,822           39,922
Surplus on restatement of capital                          409            4,557            4,557
Cumulative effect on prior years of initial
 recognition of deferred income taxes
 (Note 20)                                              (8,544)         (95,300)         (95,300)
Effects of labor liabilities                               (18)            (200)            (177)
                                                --------------   --------------   --------------
     Majority shareholders' equity                      81,117          904,767          943,785
Minority interest                                           47              528              533
                                                --------------   --------------   --------------
     Total shareholders' equity                         81,164          905,295          944,318
                                                --------------   --------------   --------------
                                                US$    133,125   Ps   1,484,866   Ps   1,633,966
                                                ==============   ==============   ==============

        The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed
       in thousands of constant Mexican pesos with purchasing power as of
                               December 31, 2004.
         Amounts bearing the symbol "US$" are expressed in thousands of
                               American dollars).

                                                     2004             2004             2003             2002
                                                --------------   --------------   --------------   --------------
                                                   (Note 2)
BROADCASTING REVENUES                           US$     49,454   Ps     551,608   Ps     867,913   Ps     776,704
Broadcasting expenses, excluding
 depreciation and amortization                          34,654          386,528          519,216          504,520
                                                --------------   --------------   --------------   --------------

         Broadcasting income                            14,800          165,080          348,697          272,184

Depreciation and amortization                            8,775           97,873          119,291          118,158
General and administrative corporate expenses
 (Note 21)                                               1,871           20,872           63,307           49,346
                                                --------------   --------------   --------------   --------------

         Operating income                                4,154           46,335          166,099          104,680
                                                --------------   --------------   --------------   --------------
COMPREHENSIVE COST OF FINANCING
     Interest expense                                    2,838           31,678           28,505           21,909
     Interest income                                       (50)            (559)          (1,023)          (2,438)
     Loss on foreign currency exchange,
      net (Note 4)                                         227            2,533            6,798           46,004
     (Gain) loss on net monetary position               (1,387)         (15,475)             326           (9,503)
                                                --------------   --------------   --------------   --------------

                                                         1,628           18,177           34,606           55,972
                                                --------------   --------------   --------------   --------------

Other expenses, net (Note 22)                            4,188           46,715           69,407           55,212
                                                --------------   --------------   --------------   --------------

         (Loss) income before extraordinary
          item and provisions                           (1,662)         (18,557)          62,086           (6,504)

Extraordinary item (Note 10)                                 -                -          358,390                -
                                                --------------   --------------   --------------   --------------

         Loss before provisions                         (1,662)         (18,557)        (296,304)          (6,504)

Benefit (provision) for income taxes and
 employee profit sharing (Note 20)                      (1,769)         (19,727)          37,750            8,893
                                                --------------   --------------   --------------   --------------

         Net (loss) income                      US$     (3,431)         (38,284)  Ps    (258,554)  Ps       2,389
                                                ==============   ==============   ==============   ==============

NET (LOSS) INCOME APPLICABLE TO:
     Majority interest                          US$     (3,431)  Ps     (38,279)  Ps    (258,559)  Ps       2,374
     Minority interest                                       -               (5)               5               15
                                                --------------   --------------   --------------   --------------

                                                US$     (3,431)         (38,284)  Ps    (258,554)  Ps       2,389
                                                ==============   ==============   ==============   ==============

NET (LOSS) INCOME PER SHARE                     US$     (0.021)          (0.235)  Ps      (1.589)  Ps       0.013
                                                ==============   ==============   ==============   ==============

        The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed
       in thousands of constant Mexican pesos with purchasing power as of
                               December 31, 2004.
         Amounts bearing the symbol "US$" are expressed in thousands of
                               American dollars.)

                                                                                                            CUMULATIVE
                                                                                                            EFFECT ON
                                                                                                          PRIOR YEARS OF
                                                                                                             INITIAL
                                                          RETAINED       RESERVE FOR       SURPLUS ON      RECOGNITION
                                         CAPITAL          EARNINGS        REPURCHASE      RESTATEMENT      OF DEFERRED
                                          STOCK          (DEFICIT)        OF SHARES        OF CAPITAL      INCOME TAXES
                                      --------------   --------------   --------------   --------------   --------------
Balances as of December 31,
 2001 (Note 19)                       Ps   1,135,007   Ps     182,852   Ps      37,991   Ps       4,473   Ps     (94,328)

Repurchase of shares                          (7,212)               -            2,004                -                -
Recognition of Subsidiaries'
 deferred income taxes                             -                -                -               84             (972)
Net income for the year                            -            2,389                -                -                -
Minority interest                                  -              (15)               -                -                -
                                      --------------   --------------   --------------   --------------   --------------
Balances as of December 31,
 2002 (Note 19)                            1,127,795          185,226           39,995            4,557          (95,300)

Repurchase of shares                            (317)               -              (73)               -                -
Effect of additional liability from
 labor liabilities                                 -                -                -                -                -
Dividends paid                                     -          (59,362)               -                -                -
Net loss for the year                              -         (258,554)               -                -                -
Minority interest                                  -               (5)               -                -                -
                                      --------------   --------------   --------------   --------------   --------------
Balances as of December 31,
 2003 (Note 19)                            1,127,478         (132,695)          39,922            4,557          (95,300)

Repurchase of shares                            (616)               -             (100)               -                -
Effect of additional liability from
 labor liabilities                                 -                -                -                -                -
Net loss for the year                              -          (38,284)               -                -                -
Minority interest                                  -                5                -                -                -
                                      --------------   --------------   --------------   --------------   --------------
Balances as of December 31,
 2004 (Note19)                        Ps   1,126,862   Ps    (170,974)  Ps      39,822   Ps       4,557   Ps     (95,300)
                                      ==============   ==============   ==============   ==============   ==============

                                        EFFECTS OF
                                          LABOR           MINORITY                       COMPREHENSIVE
                                       LIABILITIES        INTEREST          TOTAL        INCOME (LOSS)
                                      --------------   --------------   --------------   --------------
Balances as of December 31,
 2001 (Note 19)                       Ps           -   Ps         513   Ps   1,266,508   Ps      19,367
                                                                                         ==============
Repurchase of shares                               -                -           (5,208)               -
Recognition of Subsidiaries'
 deferred income taxes                             -                -             (888)            (888)
Net income for the year                            -                -            2,389            2,389
Minority interest                                  -               15                -                -
                                      --------------   --------------   --------------   --------------
Balances as of December 31,
 2002 (Note 19)                                    -              528        1,262,801   Ps       1,501
                                                                                         ==============
Repurchase of shares                               -                -             (390)               -
Effect of additional liability from
 labor liabilities                              (177)               -             (177)            (177)
Dividends paid                                     -                -          (59,362)               -
Net loss for the year                              -                -         (258,554)        (258,554)
Minority interest                                  -                5                -                -
                                      --------------   --------------   --------------   --------------
Balances as of December 31,
 2003 (Note 19)                                 (177)             533          944,318   Ps    (258,731)
                                                                                         ==============
Repurchase of shares                               -                -             (716)               -
Effect of additional liability from
 labor liabilities                               (23)               -              (23)             (23)
Net loss for the year                              -                -          (38,284)         (38,284)
Minority interest                                  -               (5)               -                -
                                      --------------   --------------   --------------   --------------
Balances as of December 31,
 2004 (Note 19)                       Ps        (200)  Ps         528   Ps     905,295   Ps     (38,307)
                                      ==============   ==============   ==============   ==============

        The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed
       in thousands of constant Mexican pesos with purchasing power as of
                               December 31, 2004.
         Amounts bearing the symbol "US$" are expressed in thousands of
                               American dollars.)

                                                     2004             2004             2003             2002
                                                --------------   --------------   --------------   --------------
OPERATING ACTIVITIES:
Net (loss) income for the year                  US$     (3,431)  Ps     (38,284)  Ps    (258,554)  Ps       2,389
Increases (decreases) to income not
 affecting resources:
   Depreciation and amortization                         2,830           31,568           35,649           40,362
   Amortization of goodwill                              5,945           66,305           83,642           77,796
   Deferred income taxes                                   706            7,877          (59,566)         (14,873)
   Labor liabilities (Note 18)                             473            5,275            5,572            5,573
   Advance payments                                          -                -          124,318           17,594
   Reduction in book value of buildings
    held for sale (Note 11)                               (705)          (7,852)           1,480            1,845
                                                --------------   --------------   --------------   --------------

                                                         5,818           64,889          (67,459)         130,686
Net change in accounts receivable,
 accounts payable and other                             (3,656)         (40,781)         300,768          (88,385)
                                                --------------   --------------   --------------   --------------
     Resources provided by operating
      activities                                         2,162           24,108          233,309           42,301
                                                --------------   --------------   --------------   --------------
FINANCING ACTIVITIES:
   Repurchase of shares                                    (64)            (716)            (390)          (5,208)
   Repayments of bank loans                             (6,130)         (68,374)        (135,138)         (62,389)
   Dividends paid                                            -                -          (59,362)               -
                                                --------------   --------------   --------------   --------------
     Resources used in financing
      activities                                        (6,194)         (69,090)        (194,890)         (67,597)
                                                --------------   --------------   --------------   --------------
INVESTING ACTIVITIES:
   Excluding the recognition of the effects
    of inflation:
   Equipment                                            (1,153)         (12,852)          (9,178)         (26,282)
   Buildings held for sale                                   -                -                -           17,540
   Guarantee deposits                                      654            7,303                -                -
                                                --------------   --------------   --------------   --------------
     Resources used in investing
      activities                                          (499)          (5,549)          (9,178)          (8,742)
                                                --------------   --------------   --------------   --------------
(Decrease) increase in cash and temporary
 investments                                            (4,531)         (50,531)          29,241          (34,038)
Cash and temporary investments
 at beginning of year                                    6,477           72,241           43,000           77,038
                                                --------------   --------------   --------------   --------------
Cash and temporary investments
 at end of year                                 US$      1,946   Ps      21,710   Ps      72,241   Ps      43,000
                                                ==============   ==============   ==============   ==============

        The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

     (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2004. Amounts bearing the symbol "US$" are expressed in thousands of American dollars).

NOTE 1    LINE OF BUSINESS AND COMPOSITION OF THE COMPANIES

          Grupo Radio Centro, S.A. de C.V. ("Grupo Radio Centro" or "the Company") was incorporated on June 8, 1971. Grupo Radio Centro is a Mexican commercial broadcasting Company whose principal line of business is the production and radio broadcasting of musical programs, news, interviews and special events. Its revenues are derived primarily from the sale of commercial airtime to advertising agencies and businesses. The Company also operates a radio network in Mexico.

          Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following Companies:

                     COMPANIES                           NOTES       2004        2003       2002
---------------------------------------------------    ---------   --------   --------   ---------
RADIO STATIONS:

XEQR, S.A. de C.V.                                                     X          X          X
XERC, S.A. de C.V.                                                     X          X          X
XEEST, S.A. de C.V.                                       (a)          X          X          X
XEQR-FM, S.A. de C.V.                                                  X          X          X
XERC-FM, S.A. de C.V.                                                  X          X          X
XEJP-FM, S.A. de C.V.                                                  X          X          X
XEDKR-AM, S.A. de C.V.                                                 X          X          X
XESTN-AM                                                  (b)          X          X          X
Radio Red, S.A. de C.V.                                                X          X          X
Radio Red-FM, S.A. de C.V.                                             X          X          X
Estacion Alfa, S.A. de C.V.                                            X          X          X
Emisora 1150, S.A. de C.V. (formerly XECMQ)                            X          X          X
Radio Sistema Mexicano, S.A.                              (c)          X          X          X

MARKETING COMPANIES:

Grupo Radio Centro, S.A. de C.V.                                       X          X          X
Radio Centro Publicidad, S.A. de C.V.                                  X          X          X
GRC Publicidad, S.A. de C.V.                                           X          X          X
GRC Medios, S.A. de C.V.                                  (d)          X          X          X
--------------------------------------------------------------------------------------------------

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

                     COMPANIES                           NOTES       2004        2003       2002
---------------------------------------------------    ---------   --------   --------   ---------
SERVICE  COMPANIES:

Promotora Tecnica de Servicios Profesionales,
    S.A. de C.V.                                                       X          X          X
Publicidad y Promociones Internacionales,
    S.A. de C.V.                                                       X          X          X
Promo Red, S.A. de C.V.                                                X          X          X

REAL ESTATE COMPANIES:

Universal de Muebles e Inmuebles, S.A. de C.V.            (e)          X          X          X
Inmobiliaria Radio Centro, S.A. de C.V.                   (e)          X          X          X

SUB-HOLDING COMPANIES:

Desarrollos Empresariales, S.A. de C.V.                                X          X          X
Radiodifusion Red, S.A. de C.V.                                        X          X          X
Enlaces Troncales, S.A. de C.V.                           (f)          X          X          X

NON-OPERATING COMPANIES:
Musica, Musica, Musica, S.A. de C.V.                                   X          X          X
Promotora de Exitos, S.A. de C.V.                                      X          X          X
Producciones Artisticas Internacionales,
 S.A. de C.V.                                             (g)          X          X          X

INTERNET COMPANIES:

To2 Mexico, S.A. de C.V.                                  (h)          X          X          X
--------------------------------------------------------------------------------------------------

NOTES:

(a) Radio station managed and operated by Comercializadora Siete de Mexico, S.A. de C.V.

(b) Radio station acquired by Radio Red, S.A. de C.V. on September 6, 2000 to operate in Monterrey, Nuevo Leon.

(c)  Subsidiary as of December 31, 2001 (see Note 23).

(d)  Subsidiary as of April 2, 2001 (see Note 24).

(e) On July 8, 2000, Grupo Radio Centro established Trust N(degree) 151548, with Banco Internacional, S.A., as trustee, to act as the real estate administrator for Universal de Muebles e Inmuebles, S.A. de C.V. and Inmobiliaria Radio Centro, S.A. de C.V., which acted as trust settlor and beneficiary. On September 30, 2002 the Trust was terminated and consequently the real estate is administered by the above-mentioned real estate companies.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

(f) Includes Palco Deportivo.Com, S.A. de C.V. and related companies, all of which were merged into this subsidiary on October 1, 2001 (see Note 24).

(g) The subsidiary was incorporated as a result of the merger between Grupo Radio Centro (the merging company) and Centraltena (the merged company).

(h)  Subsidiary as of February 16, 2001 (see Note 24).

          The Company's radio-station operations include the production and broadcasting of musical programs, news, interviews, special events and advertising in Mexico City's metropolitan area. They are based on limited-term concessions, subject to renewal, granted by Mexico's Ministry of Communications and Transportation ("SCT"). One of the station concessions granted to the Company expired in October 2003 and one in November 2003. Nine expired in July 2004, one will expire in December 2007 and one in December 2012.

          In November 2002, renewal applications for the two concessions that expired in 2003, and in May and June 2003, renewal applications for the nine concessions that expired in 2004, were submitted to the Ministry of Communication and Transportation (Secretaria de Comunicaciones y Transportes). Renewals of all these concessions were authorized in October and November 2004.

          The Company's marketing companies are responsible for the programming and sale of commercial airtime for broadcast by the Company's radio stations in Mexico City's metropolitan area and, beginning in 1995, in the rest of Mexico.

          The Company's service companies provide commercial, technical and administrative personnel to the companies comprising Grupo Radio Centro.

          The Company's real estate companies own the land and buildings where the transmission facilities of the Company's radio stations and its commercial companies are located, including the building where the head offices and studios of Grupo Radio Centro and its subsidiaries are located.

          The Company's non-operating companies were incorporated for the purpose of developing new investment projects and are not currently active.

          The Internet companies were acquired to explore the Company's opportunities to distribute its content through the Internet. On October 1, 2002 the Internet companies To2 Mexico and Palco Deportivo ceased operations with third parties. Since that date, the Company has only maintained operations with affiliated companies.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          In October 2001, the Company restructured itself to decrease the number of holding companies and simplify management. This restructuring resulted in transfers of shares and mergers among subsidiaries of the Company as follows:

* Desarrollos Empresariales, S.A. de C.V. acquired from Grupo Radio Centro, S.A. de C.V. 99.99% of the shares of Radiodifusion Red, S.A. de C.V. and is the surviving entity following mergers with each of the following subsidiaries:

..    Mensajes Digitales, S.A. de C.V.
..    Industrias Telecentro, S.A. de C.V.

* Enlaces Troncales, S.A. de C.V. acquired 99.99% of the shares of Promo Red, S.A. de C.V. from Radiodifusion Red, S.A. de C.V. and is the surviving entity following mergers with each of the following subsidiaries (see Note 13):

..    Palco Deportivo.Com, S.A. de C.V.
..    Palco Shop, S.A. de C.V.
..    Palco Deportivo Multimedia, S.A. de C.V.
..    Palco Deportivo Mexico, S.A. de C.V.

* Promo Red, S.A. de C.V. is the surviving entity following a merger with Servicios Corporativos Palco, S.A. de C.V. (see Note 13).

* Radio Centro Publicidad, S.A. de C.V. is the surviving entity following mergers with the following subsidiaries:

..    Publicidad Mega, S.A. de C.V.
..    Organizacion Impulsora de Radio, S.A. de C.V.
..    Compania de Servicios Publicitarios, S.A. de C.V.

* GRC Medios, S.A. de C.V. is the surviving entity following a merger with Expertopolis, S.A. de C.V. (acquired in June 2001).

NOTE 2    BASIS OF CONSOLIDATION AND PRESENTATION

          The accompanying consolidated financial statements include the accounts of Grupo Radio Centro and its subsidiaries, listed in Note 1, as of December 31, 2004 and 2003, and the statements of operations, changes in shareholders' equity and changes in financial position for the years ended December 31, 2004, 2003 and 2002. All intercompany balances and transactions have been eliminated in consolidation.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          CONVENIENCE TRANSLATIONS:

          The US dollar amounts (denoted by the symbol "US$") shown in the 2004 financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 11.154/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2004, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

NOTE 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The most significant accounting policies followed by Grupo Radio Centro in the preparation of its consolidated financial statements, are summarized below:

     a.   RECOGNITION OF THE EFFECTS OF INFLATION:

        - The consolidated financial statements have been prepared in accordance with the guidelines set out in Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and its amendments, issued by the Mexican Institute of Public Accountants. Therefore, the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, are expressed in constant Mexican pesos with purchasing power as of December 31, 2004, as determined by applying factors derived from the National Consumer Price Index ("NCPI") published by the Banco de Mexico.

                                                          2004       2003       2002
                                                        --------   --------   -------
          Restatement factor using Mexican Inflation     1.0519     1.0398      1.057

        - Capital stock, retained earnings (deficit), reserve for repurchase of shares and cumulative effect on prior years of recognition of deferred income tax include their restatement effects, determined by applying factors derived from the NCPI from the date of their contribution or generation of earnings (loss). These restatements reflect the reserves required to maintain shareholders' equity accounts at constant levels.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

        - Surplus on restatement of capital represents the accumulated gain from holding non-monetary assets. This gain represents the difference between the value of non-monetary assets, recorded at acquisition cost as compared to the value of the assets as restated using factors derived from the NCPI.

        - Comprehensive cost of financing consists of interest income and expense, net foreign-exchange gains or losses and the gain or loss on net monetary position.

        - (Gain) loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the net monetary assets and liabilities held during the year.

     b.   TEMPORARY INVESTMENTS:

          Temporary investments are stated at cost, plus interest earned, which does not exceed market value.

     c.   PROPERTY AND EQUIPMENT:

          The Company recognizes the effects of inflation through adjustments in general price levels by applying factors derived from the NCPI. Related depreciation is calculated based on estimated useful lives of assets both for acquisition costs and restatement increases.

          During 2004, the Company recognized a gain relating to buildings held for sale and amounting to Ps 7,852, and during 2003 and 2002, impairment losses relating to buildings held for sale and amounting to Ps 1,480 and Ps 1,845, respectively, were recognized in other expenses in the accompanying statements of operations (see Note 22).

     d.   EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES:

          Goodwill can be amortized over a period no greater than 20 years from the date of acquisition. Amortization is calculated on the straight-line method.

     e. INCOME TAX ("IT"), BUSINESS ASSETS TAX ("BAT"), EMPLOYEES STATUTORY PROFIT-SHARING ("ESPS") AND DEFERRED INCOME TAXES:

          Provisions for IT, BAT and ESPS are recognized in the period incurred, and the effects of deferred IT and ESPS are recognized in accordance with Bulletin D-4, "Accounting Treatment of Income Tax, Business Assets Tax and Employees Statutory Profit Sharing" ("Bulletin D-4"). Bulletin D-4 requires deferred IT to be determined by applying the statutory income tax rate to the temporary differences between the book value and tax value of assets and liabilities, when applicable and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          Bulletin D-4 also requires the determination of the effect of deferred ESPS that results from temporary differences that are of a non-recurring nature arising from the reconciliation of the net income of the period and the taxable income of the period. For the year 2004, the Company did not have any non-recurring temporary differences, and the effect recognized in 2003 was written off in the income statement.

          Income taxes are computed based on the consolidated return basis and employee profit sharing is computed on a separate return basis for each entity in the consolidated group. The effect of a statutory income tax rate change is recognized in the income statement of the period in which the rate change officially occurs (see Note 20).

     f.   ADVANCES FROM CUSTOMERS:

          Advances from customers are recognized as income when the corresponding airtime is transmitted.

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

          The Company has established a pension plan for union personnel. The Company has recorded a reserve for the estimated accrued seniority premiums and pension benefits, the amount of which was determined through actuarial estimates (see Note 18).

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          Other indemnities or compensation based on length of service, to which, under the terms of Mexico's current Federal Labor Law, employees may be entitled in the event of dismissal or death are charged to income in the year in which they become payable.

     h.   EARNINGS (LOSS) PER SHARE:

          Net income (loss) per share is computed on the basis of the weighted average number of shares outstanding for the years ended December 31, 2004, 2003 and 2002.

     i.   TRANSACTIONS IN FOREIGN CURRENCIES:

          Transactions in foreign currencies are recorded at the buying rate published by the Banco de Mexico (Central Bank), which rate is comparable to the Federal Reserve Bank of New York, on the dates on which they are entered into and/or settled. Assets and liabilities in foreign currencies are stated in Mexican pesos at the year-end closing rates of exchange. Exchange differences are recorded directly in results of operations.

     j.   RECOGNITION OF BROADCASTING INCOME:

          Income is recognized when the corresponding airtime is broadcast.

     k.   BARTER TRANSACTIONS:

          Grupo Radio Centro exchanges advertising time for products and services. Broadcasting revenue and the related airtime cost in connection with the barter of advertising time are recognized when the advertising is aired, and the cost of the goods and services received in such a barter transaction are recognized when the goods and services are used. The Company estimates that the value of these operations does not exceed market value.

     l.   USE OF ESTIMATES:

          The preparation of financial statements requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

     m.   CONCENTRATION OF CREDIT RISK

          Broadcasting Revenue:

          The Company's principal source of revenue is generated from radio broadcasting of advertising and promotions for its customers. Although the Company has several large customer accounts, none comprised more than 10% of the Company's total broadcasting revenue in 2004, 2003 and 2002.

     n.   REPURCHASE OF SHARES:

          In accordance with Mexico's current Stock Market Law, the Company has created a capital reserve from retained earnings, called "Reserve for Repurchase of Shares", to be used to support trading of its shares. Shares repurchased by the Company are treated as treasury shares. Should these shares not be offered anew to the investing public within one year, these shares must be canceled, thus resulting in a reduction of common stock.

     o.   COMPREHENSIVE INCOME:

          The Company follows the practice of recognizing "Comprehensive Income" per the guidelines of Bulletin B-4, issued by the Mexican Institute of Public Accountants, which sets out disclosure and presentation rules concerning comprehensive income and its components.

          The total comprehensive income presented in the statement of changes in shareholders' equity, results from the performance of the Company for the period ended December 31, 2004 and is included on the balance sheet as part of shareholders' equity, pursuant to generally accepted accounting principles in Mexico as net income (loss) plus deferred income tax and any additional liability for retirement payments.

     p.   IMPAIRMENT OF LONG-LIVED ASSETS:

          The Company tests goodwill and other long-lived assets for impairment when events or changes indicate that the recorded book value of these assets might not be recovered from the future cash flows they generate. To test for impairment, the Company compares the book value of goodwill and other long-lived assets with their expected future cash flows, which are not discounted to present value. If the cash flows of an asset are greater than or equal to the asset's book value, there is no impairment charge. However, if these cash flows are less than the asset's book value, the asset is considered impaired. To determine the amount of impairment, which the Company recognizes in its results for the year, the Company calculates the difference between (i) the asset's cash flows, discounted to present value, which the Company estimates the asset could generate in the future, and (ii) the asset's book value.

          The Company's impairment analysis reflected no impairment of its goodwill and other long-lived assets at December 31, 2004.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 4    POSITION IN FOREIGN CURRENCIES

          The consolidated balance sheets as of December 31, 2004 and 2003, include the following assets and liabilities in thousands of US dollars, valued at the closing year-end foreign exchange rates of Ps 11.2648/US$ 1.00 and Ps 11.236/US$ 1.00, respectively:

                                                    2004            2003
                                                ------------    ------------
          Cash and marketable securities        US$       11    US$      601
          Liabilities                                (21,471)        (21,016)
                                                ------------    ------------

          Net liabilities                       US$  (21,460)   US$  (20,415)
                                                ============    ============

          The liabilities as of December 31, 2004 and 2003 include contingent liabilities, including US $ 21,016, related to the Infored and Mr. Gutierrez arbitration process (see Note 10).

          At February 4, 2005, the foreign-exchange rate was Ps 11.1683/US$
1.00. The net book value of the Company's property and equipment denominated in foreign currencies as of December 31, 2004 and 2003 was as follows:

                                                    2004            2003
                                                ------------    ------------
          Transmission equipment                US$    2,436    US$    1,776
          Studio equipment                             2,213           1,171
          Helicopters                                  1,175           1,175
          Other                                          769             402
                                                ------------    ------------

          Net assets in US dollars              US$    6,593    US$    4,524
                                                ============    ============

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 5    CASH AND TEMPORARY INVESTMENTS

At December 31, 2004 and 2003, cash and temporary investments consisted of the following:

                                                    2004            2003
                                                ------------    ------------
          Cash                                  Ps    3,596     Ps     1,484
          Short-term investments, mainly at
           fixed interest rates                      18,114           70,757
                                                ------------    ------------

                                                Ps   21,710     Ps    72,241
                                                ============    ============

          Temporary investments as of December 31, 2004 and 2003 consisted primarily of deposits at fixed interest rates and with maturities of less than 90 days. Grupo Radio Centro invests its temporary excess cash in such deposits.

NOTE 6    RELATED PARTIES

          In the normal course of business, the Company purchases and sells broadcast time or programming services to various other companies that are related through common ownership. These purchases and sales are recorded at rates not materially different from those charged to non-related entities for these types of services.

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

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          During the years ended December 31, 2004, 2003 and 2002, the Company conducted the following transactions with related parties:

                                           2004           2003            2002
                                      ------------    ------------    ------------
INCOME:
Sale of airtime and services
 rendered                             Ps       116    Ps       185    Ps       203
Sale of equipment                            1,606             464             198
Building rent                                  290             290             289
Recovery of expenses                             -               -             333
Other                                            -             178             206
Sale of goods to Shareholders                1,317           3,854           3,047

EXPENSES:
Purchase of airtime and services
 received                                   (1,787)         (2,013)         (2,308)
Fees paid (1)                              (12,699)        (10,536)         (8,290)

          (1) On January 5, 2000 the Company entered into a contract with an entity owned by Francisco Aguirre Gomez, the president and a shareholder of the Company. This entity provides promotional services to the Company. As of December 31, 2004, 2003 and 2002, the Company incurred expenses for such services under this contract totaling Ps 12,699 (historical amount), Ps 10,536 (Ps 10,016 historical amount) and Ps 8,290 (Ps 7,580 historical amount) respectively.

          During the years ended 2004, 2003 and 2002, the shareholders made personal use of goods and services that the Company acquired from barter operations for which they paid Ps 1,026, Ps 3,664 and Ps 2,897, respectively (see (1) in Note 7).

NOTE 7    OTHER RECEIVABLES

     At December 31, 2004 and 2003, the balances in other receivables consisted of the following:

                                          2004            2003
                                      ------------   ------------
          Officers and employees      Ps     3,240   Ps     3,003
          Other (1)                          1,486          1,148
                                      ------------   ------------

                                      Ps     4,726   Ps     4,151
                                      ============   ============

          (1) At December 31, 2004 and 2003, the amounts include Ps 842 and Ps 165, respectively, for receivables from shareholders.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 8    SERVICE AGREEMENTS

          In order to manage the operations of XHFO-FM, S.A. de C.V. (the "Station"), Desarrollos Empresariales, S.A. de C.V. ("DESA"), a wholly-owned subsidiary of the Company entered into a Service Agreement on October 2, 1995 (the "Agreement") with the Station and with Comercializadora Siete de Mexico, S.A. de C.V. ("Comercializadora"). Under the terms of the Agreement, DESA was granted the right to sell the airtime of the Station in exchange for providing operating and administrative services to Comercializadora and the Station.

          On December 14, 1998, the Company entered into a Modifying Agreement (the "First Modifying Agreement") renewing and modifying the Agreement with Comercializadora and the Station. On December 30, 1998, a rights-ceding contract was signed in which the Company replaced DESA, in order to continue the operation of the Station by the Company beginning January 3, 1999 and for a term of 24 months with an option in favor of the Company to extend the term 12 more months. On December 15, 2000, the parties renewed the First Modifying Agreement, and the First Modifying Agreement expired on December 31, 2001.

          On June 29, 2001, the parties entered into a second Modifying Agreement (the "Second Modifying Agreement") renewing and modifying the First Modifying Agreement, which was effective January 3, 2002 for a term of 36 months, which expired on January 2, 2005. Under this agreement, the Company was entitled to a monthly fee equal to Ps 166 plus US$ 207 from the total revenues generated by the Station for providing operating and administrative services. On July 17, 2001, the Company made a deposit of US$ 2,250 to guarantee its compliance with this agreement, which deposit was to be refunded in monthly installments over the 36-month term beginning January 3, 2002.

          On September 7, 2004, the parties entered into a third Modifying Agreement renewing and modifying the Second Modifying Agreement, effective January 3, 2005 for a term of 48 months that expires on January 2, 2009. Under this agreement, the Company is entitled to a monthly fee equal to US$ 284 from the total revenues generated by the Station for providing operating and administrative services. The deposit made by the Company in the original Contract was reimbursed to the Company in 2005. This third Modifying Agreement does not require any deposit.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 9    ACQUISITION OF RADIODIFUSION RED

          Through a series of transactions effected in May 1995 and January 1996, the Company acquired from Corporacion Medcom, S.A. de C.V. all of the outstanding capital stock of Radiodifusion Red. The purchase price consisted of US$ 23,000 (Ps 146,308 historical amount) paid in May 1995 and a fixed payment of Ps 241,610 (historical amount) and a contingent payment of Ps 80,500 (historical amount) paid in January 1996. The contingent payment was subject to the attainment by the radio stations owned by Radiodifusion Red of certain audience-share targets for each of the following five years.

          For the years ended December 31, 1998, 1997 and 1996, the audience-share targets were reached. Therefore, the Company was not entitled to any refund of the contingent payment for those years. In December 1998, in connection with the Company's programming-services agreement with Infored, S.A. de C.V., ("Infored") and Jose Gutierrez Vivo ("Mr. Gutierrez") (see Note 10), the Company surrendered its rights to any refund of the remaining contingent payments for 2000 and 1999. The aggregate amount of Ps 80,500 corresponding to the contingent payments was capitalized as part of the purchase price and included in goodwill.

          On September 30, 2001, the Company sold its shares of Radiodifusion Red to DESA, a subsidiary of the Company. This sale resulted in a loss for tax purposes of Ps 175,626 (Ps 159,805 historical amount) (see Note 20).

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

          The Production Contract, in addition to requiring the Company to continue paying Infored for the cost of producing its shows, required the Company to pay Infored an aggregate amount of approximately US$ 15,400. Of this amount, US$ 4,400 and Ps 4,593 (Ps 4,003 historical amount) was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments is being amortized monthly in equal amounts through June 2015. In addition, the Company paid Infored monthly production fees based on the revenues derived from Monitor and the amount of budgeted expenses, which generally reflected increases due to Mexico's inflation rate, to cover Infored's radio programming operations. Between 2002 and 2004, the Company covered these services on the basis of the last payment made in 2001.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          The Company also transferred to Mr. Gutierrez two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value. The Company continues rendering maintenance and transmission engineering services, and leasing a broadcasting building, for these stations under separate agreements.

          On May 7, 2002, Mr. Gutierrez and Infored notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract entered into on December 23, 1998 (see
Note 9) and damages, as well as payment of expenses and costs of the litigation.

          On March 1, 2004 the International Chamber of Commerce ("ICC") notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by Infored and Mr. Gutierrez. By a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with Infored and Mr. Gutierrez. As a result, the agreement has been rescinded and Infored and Mr. Gutierrez together have been awarded Ps 248,390 (US$ 21,797) in damages, which represents the amount the Company would be required to pay after taking into account the amounts prepaid by the Company under the contract. Although the Company has appealed, a contingent liability was recorded at December 31, 2003 and the prepayment, which at December 31, 2003 was Ps 110,000 (Ps 104,572 historical amount), was written off. The total amount of the award was at Ps 358,390, which is presented in the consolidated statement of operations as an extraordinary item.

          The Company has discontinued news programming produced by Infored and hosted by Mr. Gutierrez and now produces its news programming on its own.

          On August 6, 2004, the Company challenged the effectiveness of this decision before the Mexican courts and brought a proceeding to nullify the arbitration award. On November 10, 2004, a Mexican judge declared the arbitration decision nullified. Mr. Gutierrez and Infored, S.A. de C.V., have initiated an amparo proceeding to contest this ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. The Company has not paid any portion of this award; the final resolution of the case is still pending.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 11   PROPERTY AND EQUIPMENT

          At December 31, 2004 and 2003, the balances in property and equipment consisted of the following:

                                                                           DEPRECIATION
                                           2004              2003          (annual rate)
                                      --------------    --------------    --------------
Buildings                             Ps     308,057    Ps     308,057              2.22%
Transmission equipment                       121,241           119,737             11.87%
Studio equipment                             125,153           120,257             15.94%
Office furniture and equipment                43,960            43,607             16.48%
Computer equipment                            63,544            61,603             32.22%
Transportation equipment                      35,214            34,497             28.30%
Helicopters                                   32,389            32,389             18.18%
Leasehold improvements                        11,708            11,675              5.00%
                                      --------------    --------------
                                             741,266           731,822
Less- Accumulated depreciation              (422,905)         (400,638)
                                      --------------    --------------
                                             318,361           331,184
Land                                         133,854           133,854
Buildings held for sale, net                  36,031            29,024
Equipment in transit                             704               221
                                      --------------    --------------
                                      Ps     488,950    Ps     494,283
                                      ==============    ==============

          During 2004 and 2003, Inmobiliaria Radio Centro, S.A. de C.V. (see
Note 1e) rented to Maxcom part of the building in which the main executive offices and studios of the Company are located. Rental income for 2004, 2003 and 2002 amounted to Ps 233, Ps 231 and Ps 229, respectively.

          During the years ended December 31, 2004, 2003 and 2002, the Company reviewed the realizable values of those buildings held for sale, and determined that an increase was required in their book values for 2004 in the amount of Ps 7,852, and for the years 2003 and 2002 a reduction was required in the amounts of Ps 1,480 and Ps 1,845, respectively. These amounts have been recognized in other expenses, net in the accompanying statements of operations (see Note 22).

          On September 10, 2002, the Company sold some of its obsolete fixed assets for US$ 2,275, resulting in a gain on sale of Ps 9,508.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 12   DEFERRED CHARGES

          At December 31, 2004 and 2003, deferred charges consisted of the following:

                                                    2004              2003
                                               --------------    --------------

          Installation expenses                Ps       8,670    Ps       9,337
          Licenses and patents                          3,191             1,077
          Systems development projects                      -             5,888
                                               --------------    --------------
                                                       11,861            16,302
          Less -- Accumulated amortization             (4,539)          (10,653)
                                               --------------    --------------
                                                        7,332             5,649
          Labor liabilities (see Note 18):
           Intangible assets                              182             7,385
                                               --------------    --------------

                                               Ps       7,504    Ps      13,034
                                               ==============    ==============

NOTE 13   EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES

          The Company purchased 33% and 67% of the outstanding shares of Radiodifusion Red on May 12, 1995 and January 9, 1996, respectively. On September 30, 2001, Grupo Radio Centro sold these shares to DESA, one of its subsidiaries. As a result of these purchases and sales, the Company recorded excess cost over book value of net assets (or goodwill) amounting to Ps 446,795 (Ps 146,308 historical amount) and Ps 782,469 (Ps 313,101), respectively (see
Note 9), which is to be amortized over a period of 20 years beginning on the date of acquisition.

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

          On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V. and Palco Deportivo Mexico, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On March 14, 2001, the Company acquired Servicios Corporativos Palco, S.A. de C.V., which was merged with Promo Red, S.A. de C.V. on October 2, 2001 (see Notes 1 and 24). As a result of these acquisitions the Company recorded goodwill in an aggregate amount of Ps 46,375 (Ps 38,715 historical amount), which is being amortized over 20 years from the date of acquisition.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          At December 31, 2004 and 2003, the Company had total goodwill of Ps 735,341 and Ps 801,646, respectively, which, except as otherwise noted above, is being amortized over 20 years from the date of acquisition of the relevant subsidiary.

NOTE 14   NOTES PAYABLE

          At December 31, 2004 and 2003, notes payable consisted of the following:

                                                2004             2003
                                            -------------    -------------
          SHORT-TERM:
          Scotiabank Inverlat, S.A.         Ps     56,618    Ps     59,557

          LONG-TERM:
          Scotiabank Inverlat, S.A.               113,237          178,672
                                            -------------    -------------

                                            Ps    169,855    Ps    238,229
                                            =============    =============

          The short-term and long-term notes payable represent payment obligations under a loan agreement and related promissory note initially in the amount of US$ 35,000, dated October 31, 2000.

          The loan agreement contains covenants requiring the Company to maintain certain financial ratios and to comply with other financial conditions that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, pledge or sell its assets and enter into certain transactions with affiliates except those necessary in the normal course of its operations. Scotiabank Inverlat agreed to amend the financial covenant requiring that Company maintain a certain ratio of total liabilities to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to increase the ratio permitted from the second quarter of 2002 through March 31, 2003. As a condition to the granting of the waiver and the amendment, the Company agreed to convert US$ 13,600 of the amount outstanding under the loan agreement from U.S. dollars into Mexican pesos, to pay interest equal to the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or TIIE) plus 2.00% on the converted portion of the loan and to not pay any dividends for so long as the Company is not in compliance with any of the financial covenants in the loan agreement as amended.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

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

          On December 3, 2003, a new amendment to the loan agreement was signed, establishing an increase of Ps 50,000 (historical amount) in the principal amount of the loan, an interest rate which is fixed between 10.30% and 11.55% depending on the financial indicator of total liabilities to EBITDA, the payment of principal every six months beginning April 30, 2004 and maturing on October 31, 2007 and the payment of interest quarterly.

          On March 31, 2004, as a result of recognizing a provision for the contingent liability due to the International Chamber of Commerce's award of damages in the arbitration proceeding brought by Infored and Mr. Gutierrez, the Company was not in compliance with the financial covenant to maintain a certain ratio of total liabilities to EBITDA and total liabilities to total shareholders' equity. The Company informed the bank of this situation and requested a waiver of its non-compliance with certain of these financial ratios (see Note 10). On June 15, 2004, the Company obtained a waiver from Scotiabank Inverlat solely and exclusively for non-compliance with the financial covenant to maintain a certain ratio of total liabilities to total shareholders' equity reflected in the audited financial statements for 2003 and the internal financial statements as of March 2004 as well as the maximum total liabilities to EBITDA for the internal financial statements as of March 2004.

          On June 29, 2004, the Company reached an agreement with Scotiabank Inverlat in which the bank temporarily amended through December 31, 2004, the financial ratios with which the Company had been in noncompliance, subject to the condition that the Company refrain from paying any dividends.

          On March 31, 2005, the Company obtained a waiver from Scotiabank Inverlat of its non-compliance with the covenants of the loan agreement requiring the Company to maintain a certain ratio of total liabilities to EBITDA. In addition, the Company and Scotiabank Inverlat signed an amendment to the Scotiabank Inverlat loan agreement on May 6, 2005 to increase the ratio of total liabilities to EBITDA for all periods of the year ending December 31, 2005.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 15   ADVANCES FROM CUSTOMERS

          Advances from customers amounted to Ps 52,990 and Ps 62,754 as of December 31, 2004 and 2003, respectively, representing deposits from customers for future advertising. These advances are recognized as income when the corresponding air time is broadcast. For tax purposes, income is recognized when the advances are received.

NOTE 16   SUPPLIERS AND OTHER ACCOUNTS PAYABLE

          At December 31, 2004 and 2003, suppliers and other accounts payable consisted of the following:

                                                2004             2003
                                            -------------    -------------
          Media and service suppliers       Ps     19,466    Ps     45,154
          Salaries and fees payable                 8,252            6,844
          Interest                                  2,965            1,909
          Employee profit sharing                     294              568
          Other                                     1,459            1,792
                                            -------------    -------------
                                            Ps     32,436    Ps     56,267
                                            =============    =============

NOTE 17   INCOME TAXES AND OTHER TAXES PAYABLE

          At December 31, 2004 and 2003, income tax and other taxes payable were comprised of the following:

                                                2004             2003
                                            -------------    -------------
          Taxes on wages and salaries       Ps      4,942    Ps      5,305
          Value-added tax                          13,431           20,441
          Income tax withheld from third
           parties                                    836            1,657
                                            -------------    -------------
                                            Ps     19,209    Ps     27,403
                                            =============    =============

NOTE 18   SENIORITY PREMIUMS AND PENSIONS

          The Company maintains a reserve to cover seniority premiums and pension plan liabilities. This reserve was determined through actuarial studies using the projected unitary cost method, in accordance with Bulletin D-3, issued by the Mexican Institute of Public Accountants.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          The actuarial calculations as of December 31, 2004 and 2003, are summarized below:

                                                                    2004                            2003
                                                ---------------------------------------------   -------------
                                                                                                  SENIORITY
                                                                                                   PREMIUM
                                                                                                     AND
                                                  SENIORITY        PENSION                         PENSION
                                                   PREMIUM          PLAN            TOTAL           PLAN
                                                -------------   -------------   -------------   -------------
CHANGES IN PROJECTED-BENEFIT LIABILITIES
Projected-benefit liabilities at the
 beginning of the year                          Ps     28,260   Ps      1,446   Ps     29,706   Ps     29,416
Service cost                                            1,698              84           1,782           1,849
Interest cost                                             901              57             958             986
Actuarial gain                                         (5,229)           (124)         (5,353)         (2,092)
Benefits paid                                            (485)            (30)           (515)           (451)
                                                -------------   -------------   -------------   -------------
Projected-benefit liabilities at the end
 of the year                                    Ps     25,145   Ps      1,433   Ps     26,578   Ps     29,708
                                                =============   =============   =============   =============
Assets of the plan                              Ps          0   Ps          0   Ps          0   Ps          0
                                                =============   =============   =============   =============
Benefit liabilities                             Ps    (25,145)  Ps     (1,433)  Ps    (26,578)  Ps    (29,708)
Unrecognized net actuarial loss                             0               0               0             242
Unrecognized prior service costs                        1,214             334           1,548           9,255
                                                -------------   -------------   -------------   -------------
Net assets (liabilities) projected              Ps    (23,931)  Ps     (1,099)  Ps    (25,030)  Ps    (20,211)
                                                =============   =============   =============   =============
Accrued benefit obligation                      Ps     23,958   Ps      1,305   Ps     25,263   Ps     27,818
                                                =============   =============   =============   =============
Additional liability (seniority premiums)       Ps          -   Ps        206   Ps        206   Ps      7,607
                                                =============   =============   =============   =============
Intangible assets (see Note 12)                 Ps          -   Ps        182   Ps        182   Ps      7,385
                                                =============   =============   =============   =============
Total labor liabilities                         Ps     23,991   Ps      1,305   Ps     25,296   Ps     27,818
                                                =============   =============   =============   =============

WEIGHTED-AVERAGE ASSUMPTIONS AT DECEMBER 31,

                                                                            2004                     2003
                                                                -----------------------------   --------------
                                                                                                  SENIORITY
                                                                  SENIORITY        PENSION       PREMIUM AND
                                                                   PREMIUM          PLAN         PENSION PLAN
                                                                -------------   -------------   --------------
Discount rate (real rates)                                               4.00%           4.00%            4.00%
Increase in compensation rates (real rates)                              1.00%           1.00%            1.00%
Amortization period of the transition liability
 (years)                                                                    -               -   3.09 and 17.03

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

COMPONENTS OF NET COST OF BENEFITS FOR THE YEAR

                                                                    2004                            2003
                                                ---------------------------------------------   -------------
                                                                                                  SENIORITY
                                                                                                   PREMIUM
                                                                                                     AND
                                                  SENIORITY        PENSION                         PENSION
                                                   PREMIUM          PLAN            TOTAL           PLAN
                                                -------------   -------------   -------------   -------------
Service cost                                    Ps      1,698   Ps         84   Ps      1,782   Ps      1,849
Interest cost                                             901              57             958             986
Amortization of prior service cost                      2,508              27           2,535           2,737
                                                -------------   -------------   -------------   -------------

Net cost for the year                           Ps      5,107   Ps        168   Ps      5,275   Ps      5,572
                                                =============   =============   =============   =============

NOTE 19   SHAREHOLDERS' EQUITY

          The shareholders of the Company approved the following changes in the Company's capital structure during 2004 and 2003:

          DURING 2004:

          Repurchased from the public market of 357,600 shares, representing 0.002% of outstanding shares for, Ps 716, as follows:

                                      SHARES         SHARES          NET
                     MONTH          REPURCHASED       SOLD          AMOUNT
                ----------------    -----------    -----------    ----------
                March                   110,000              -    $      700
                April                     5,000              -            31
                August                      900              -             7
                September                99,000              -           767
                October                  27,000         99,900          (577)
                November                 90,200        117,200          (207)
                December                 25,500         25,500            (5)
                                    -----------    -----------    ----------

                Total                   357,600        242,600    $      716
                                    ===========    ===========    ==========

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          DURING 2003:

          a) Payment of dividends totaling Ps 59,362 (Ps 55,000 historical amount).

          b) Repurchase from the public market of 57,000 shares, representing 0.03% of outstanding shares for, Ps 390 (Ps 360 historical amount).

          After the aforementioned changes, as of December 31, 2004, the capital stock of the Company was comprised of 247,414,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,552,561 shares were outstanding and fully paid for and 84,862,207 shares were treasury shares. Shares of stock may be owned only by Mexican investors. Capital stock is represented by shares with no par value and valued as follows:

                                                               NUMBER OF
                                                                SHARES
                                                           ----------------

Total authorized capital stock                                  247,414,768
Treasury shares                                                 (84,862,207)
                                                           ----------------

Total outstanding capital stock                                 162,552,561
                                                           ================
Fixed capital stock, subscribed to and paid for            Ps       840,229
Increase from restatement to express in constant Mexican
 pesos with purchasing power as of December 31, 2004                286,633
                                                           ----------------

                                                           Ps     1,126,862
                                                           ================

The changes in the number of outstanding shares as of the years ended December 31, 2003 and 2004, were as follows:

                                                         2004              2003
                                                    ---------------   ---------------
Shares outstanding at the beginning of the year         162,667,561       162,724,561
                                                    ===============   ===============
Shares outstanding at the end of the year               162,552,561       162,667,561
                                                    ===============   ===============
Capital stock at the end of the year, expressed
 in constant Mexican pesos with purchasing power
 as of December 31, 2004                            Ps    1,126,862   Ps    1,127,478
                                                    ===============   ===============

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2004 and 2003, was Ps 24,375.

          If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN and CUFINRE in Note 20). In accordance with Mexico's Income Tax Law, the statutory income tax rate was 34% for 2003, was 33% for 2004 and will be 30% for 2005. The statutory income tax rate will then decrease from 30% to 28% in the following two years such that it will be 29% for 2006 and 28% for 2007 and subsequent years.

NOTE 20   INCOME TAXES

          Taxable income differs from accounting income due both to (i) permanent differences, principal among which are the treatment of non-deductible expenses (primarily for goodwill) and the reflection in the income statement of the effects of inflation and (ii) timing differences affecting accounting and taxable income in different periods.

          A reconciliation of the statutory rate to the effective income tax rate for the years ending December 31, 2004 and 2003 is as follows:

                                                                 2004            2003
                                                             ------------    ------------
Statutory tax rate                                                  (33.0)%         (34.0)%
Recognition of the effects of inflation                              8.09%            1.1%
Difference between the annual inflation adjustment and the
 effects on net monetary position                                    80.1%           20.2%
Nondeductible expenses (primarily goodwill)                         40.41%           15.8%
Utilization of tax loss carry forwards                              (31.6)%         (17.0)%
Tax on assets                                                       27.66%            1.2%
                                                             ------------    ------------
Effective income tax rate                                           91.66%          (12.7)%
                                                             ============    ============

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          Provisions (benefit) for income tax and employee profit sharing for the years ending December 31, 2004 and 2003 were as follows:

                                                                 2004            2003
                                                             ------------    ------------
Current income tax payable                                   Ps    12,291    Ps    68,289
Tax on assets                                                       5,129           3,682
Utilization of tax loss carryforwards                              (5,860)        (50,618)
Deferred income tax (benefit)                                       5,451         (58,668)
                                                             ------------    ------------
Total income tax (benefit)                                         17,011         (37,315)
                                                             ------------    ------------
Current employee profit sharing                                       290             463
Deferred employee profit sharing                                    2,426            (898)
                                                             ------------    ------------
  Total employee profit sharing                                     2,716            (435)
                                                             ------------    ------------
    Total                                                    Ps    19,727    Ps   (37,750)
                                                             ============    ============

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

          From 2002, in determining of the consolidated income tax for Mexican companies, 60% of the taxable income from the controlling Company must be taken into account unless the subsidiary has taxable income, in which case 100% will have to be considered for the utilization of tax loss carryforwards accrued before 2001.

          The current income tax liability corresponds to the tax on 40% of the taxable income of the subsidiaries that is not subject to consolidation for income tax purposes and is excluded from any operating loss carryforward benefits available at the consolidated level.

          In accordance with Mexico's Income Tax Law, until December 31, 2004 the income tax rate was 34% for 2003, 33% for 2004 and will be 30% for 2005. The income tax rate will then decrease from 30% to 28% for the next two years, such that it will be 29% for 2006 and 28% for 2007 and subsequent years.

          Grupo Radio Centro elected early to adopt the provisions of Bulletin D-4, issued by the Mexican Institute of Public Accountants, which requires recognizing the income tax effects of the differences in bases of assets and liabilities between financial accounting and accounting for tax reporting purposes.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          Beginning December 31, 1998, Grupo Radio Centro has recognized the effects of deferred taxes for certain timing differences expected to reverse over a definite period of time. The Company's early adoption of Bulletin D-4 gave rise to the recognition of an additional net deferred tax expense of Ps 3,190 for the year ended December 31, 1999. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 resulted in the recognition of additional deferred tax liabilities of Ps 94,265 (Ps 72,577 historical amount), which is presented as a separate component in shareholders' equity. The effect of deferred income tax from companies acquired subsequently was Ps (1,035), and the cumulative effect as of December 31, 2004 stands at Ps (95,300).

          The balance of deferred taxes as of December 31, 2004 and 2003, consists of the following components:

                                                   2004            2003
                                               ------------    ------------
Effect of income tax:
Property and equipment                         Ps   (77,822)   Ps   (80,889)
Tax on Assets                                         5,129               -
Advances from customers                              15,898          20,709
Labor liabilities                                     7,441          13,376
Tax loss carryforwards                               17,177          17,610
Other                                                (1,985)            407
                                               ------------    ------------
                                                    (34,162)        (28,787)
Less: Allowance for tax loss carryforwards           (2,502)              -
                                               ------------    ------------
Net deferred tax  liability                    Ps   (36,664)   Ps   (28,787)
                                               ============    ============

          In accordance with Mexico's Income Tax Law, tax loss carryforwards are subject to restatement for inflation and may be used to offset taxable income over the ten years following their generation. The Company is authorized to consolidate for tax purposes its subsidiary companies. As of December 31, 2004 the Company and its subsidiaries have consolidated 60% of their tax loss carryforwards, in accordance with current Mexican Income Tax Law, as follows:

                 FISCAL
                  YEAR                     EXPIRATION
                INCURRED      AMOUNT          YEAR
                --------   ------------    ----------
                  2001     Ps    38,149       2011
                  2002              201       2012
                           ------------
                           Ps    38,350
                           ============

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          As of December 31, 2004, the Company and its subsidiaries have not consolidated 40% of their tax loss carryforwards and have not consolidated the tax loss carryforwards of the non-consolidated subsidiary, Radio Sistema Mexicano, S.A. de C.V. As of December 31, 2004, the restated cumulative tax loss carryforwards were as follows:

                 FISCAL
                  YEAR                     EXPIRATION
                INCURRED      AMOUNT          YEAR
                --------   ------------    ----------
                  1995     Ps     5,694       2005
                  1996            1,846       2006
                  1998            2,186       2008
                  1999              284       2009
                  2000              549       2010
                  2001              336       2011
                  2003              307       2013
                  2004            7,706       2014
                           ------------
                           Ps    18,908
                           ============

          In accordance with Mexico's Income Tax Law, if, in any given year, the Company pays an amount of tax on assets in excess of the amount of income tax payable, this excess may be used to offset income taxes payable in excess of tax on assets payable in any of the ten years following such year. As of December 31, 2004, the excess of tax on assets paid over income taxes payable was as follows:

                 FISCAL
                  YEAR                     EXPIRATION
                INCURRED      AMOUNT          YEAR
                --------   ------------    ----------
                  1995     Ps     3,071       2005
                  1996            1,683       2006
                  1997              527       2007
                  2004            5,129       2010
                           ------------
                           Ps    10,410
                           ============

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          During 2004 and 2003, the Company utilized Ps 17,757 and Ps 148,876 (Ps 110,099 historical amount), respectively, of tax loss carryforwards on a consolidated basis resulting from the period ended December 31, 2001.

          During 2002, the Company utilized Ps 76,604 (historical amount) of tax loss carryforwards from GRC Medios, S.A. de C.V. and Ps 99 (historical amount) from Radio Sistema Mexicano, S.A. de C.V.

          The net fiscal profit account for tax purposes (the "CUFIN") represents the amount of accumulated earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2004, this account amounted to Ps 235,884.

          The reinvested net fiscal profit account for tax purposes (the "CUFINRE") represents the amount of accumulated earnings that, when distributed, will be subject to the payment of additional income tax by the Company (at rates of approximately 5% multiplied by a factor of 1.5385 on amounts earned beginning in 2000 and 3% multiplied by a factor of 1.5385 on amounts earned in 1999), until such time as the total additional income tax equals 35% of the taxable earnings corresponding to the year of generation. As of December 31, 2003 this account amounted to Ps 0.

          As of December 31, 2004, capital stock, restated for tax purposes, which constituted the capital contributions account, amounted to Ps 1,149,278.

NOTE 21   PROVISIONS FOR SENIOR MANAGEMENT BONUSES

          The Company has a policy of awarding bonuses to its senior executives based on, among other factors, the results of the Company's annual operations and individual performance. For the year ended December 31, 2003, provisions for senior management bonuses were Ps 6,306 and were recorded in general corporate and administrative expenses. For the years ended December 31, 2004 and 2002, no provisions for senior management bonuses were approved.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 22   OTHER EXPENSES, NET

          The components of other expenses, net, during the years ended December 31, 2004, 2003 and 2002 were as follows:

                                                             2004              2003              2002
                                                        --------------    --------------    --------------
INCOME:
Other                                                   Ps         562    Ps       1,458    Ps       4,920
Increase in book value of buildings held for sale
 (see Note 11)                                                   7,852                 -                 -
Sale of surplus broadcasting supplies and
 recovery of expenses                                            4,468               187             2,015
Leasing and maintenance of properties                              297               290               289
Sale of equipment                                                    -                 -             7,412
                                                        --------------    ---------------   ---------------
  Total other income                                            13,179             1,935            14,636
                                                        --------------    ---------------   ---------------
EXPENSES:
Fees to Executive Committee                                    (18,215)          (17,899)          (16,695)
Maintenance and leasing costs                                   (9,924)          (11,559)          (11,319)
Arbitration costs                                  (c)         (18,536)          (10,858)           (6,539)
Compliance with securities regulations and
 corporate restructuring expenses                               (6,737)           (9,871)           (7,184)
Other                                                           (4,675)           (4,593)           (4,268)
Losses incurred by affiliated start-up Internet
 companies                                         (a)               -            (4,522)          (17,990)
Indemnities to employees                           (b)               -            (4,122)                -
Write-off of tax credits                                             -            (3,055)                -
Loss on sale of equipment                                       (1,807)           (1,807)                -
Internet subscription                                                -            (1,576)           (1,819)
Reduction in book value of buildings held for sale
(see Note 11)                                                        -            (1,480)           (1,845)
Donation                                                             -                 -            (2,189)
                                                        --------------    ---------------   ---------------
  Total other expenses                                         (59,894)          (71,342)          (69,848)
                                                        --------------    ---------------   ---------------
    Net other expenses                                  Ps     (46,715)   Ps     (69,407)   Ps     (55,212)
                                                        ==============    ===============   ===============

NOTES:

(a) During 2001, the Company acquired To2 Mexico, S.A. de C.V., a company owning the Internet website www.to2.com, and Palco Deportivo.Com, S.A. de C.V., a company owning the Internet website www.palcodeportivo.com (see
     Note 24). In 2003 and 2002, these companies and certain related companies owned by the Company incurred losses of Ps 4,522 and Ps 17,990, respectively.

(b) In recent years the Company restructured and downsized its administrative and operating departments, with a consequent reduction in personnel. This resulted in severance payments, which were charged to other expenses.

(c) In 2004, 2003 and 2002, the Company paid legal fees for arbitration commenced by Infored and Mr. Gutierrez in May 2002.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 23   XEN-AM AGREEMENT

          On March 1, 2001, the Company entered into two agreements in contemplation of its acquisition of Radio Sistema Mexicano, S.A. ("RSM"), the owner of the concession for the radio station XEN-AM.

          Pursuant to an operating agreement entered into with La Telera Post, S.A. de C.V., the Company agreed to manage and operate XEN-AM. To guarantee the performance of its obligations under the operating agreement, the Company paid to Teresa Guadalupe Vale Castilla and Javier Vale Castilla, on behalf of La Telera Post, a deposit of US$ 3,500, from which a monthly fee of US$ 80 was deducted and paid to La Telera Post.

          Pursuant to a stock purchase agreement entered into with Teresa Guadalupe Vale Castilla, Javier Vale Castilla and Juan Antonio Hernandez Venegas (together, the "Sellers"), the Company agreed to purchase, through its subsidiary Desarrollos Empresariales, S.A. de C.V., all of the capital stock of RSM on December 31, 2001, subject to the approvals of the Mexican Ministry of Communication and Transport and the Federal Competition Commission, for a purchase price of approximately US$ 3,400. To guarantee its performance under the stock purchase agreement, the Company agreed to make monthly deposits of US$ 167 up to the closing date, which amounts would be applied to the purchase price.

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

          On July 12, 2001, the Federal Competition Commission approved the purchase of RSM by the Company, and on December 31, 2001, the parties consummated the transaction. Upon consummation of the transaction, the Company credited US$1,630 of the deposit under the operating agreement to La Telera Post as described above. As of December 31, 2001, Ps 11,873 remained due to the Sellers, including the remaining deposits under the purchase agreement to be credited against the purchase price and US$ 500 in cash to be paid in satisfaction of the balance of the purchase price, which was paid in 2002.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 24   INVESTMENTS IN PALCO DEPORTIVO AND TO2 MEXICO

PALCO DEPORTIVO

          On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V. (which was merged with Enlaces Troncales, S.A. de C.V. on September 30, 2001, a company providing sports-related content for radio, television, various print media and its own Internet portal (see Note 1)). In connection with this acquisition, the Company paid a purchase price of US$ 4,000 and assumed liabilities of US$ 700.

          Also on March 14, 2001, in connection with its purchase of Palco Deportivo.Com, the Company acquired Servicios Corporativos Palco, S.A. de C.V. (which was merged with Promo Red, S.A. de C.V. on September 30, 2001 (see Note
1)) and assumed an exclusive employment contract with Alfredo Dominguez Muro providing that he will continue to be host of Palco Deportivo radio programming through 2015.

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

          This acquisition generated tax loss carryforwards that were used to offset future taxable income of the Company on its consolidated tax return.

NOTE 25   CONTINGENCY

          As of December 31, 2004, the Company is involved in legal proceedings relating to labor claims initiated between 2000 and 2004. In the event there was a ruling against the Company, the Company's approximate liability would be Ps 47,785. The Company has not recorded a provision for these claims, as the Company's management believes that these cases will be resolved in favor of the Company.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

NOTE 26   SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND US GAAP

          The financial statements of the Company are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP").

          Except for inflation accounting, Mexican GAAP are, in general terms, similar to generally accepted accounting principles in the United States ("US GAAP"). However, there are other areas in which Mexican GAAP differ from the requirements of US GAAP.

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

DEFERRED INCOME TAXES:

          In 1999, the Company elected to adopt early the provisions of Bulletin D-4, issued by the Mexican Institute of Public Accountants, which requires recognizing the income tax effects of the differences in bases of assets and liabilities for financial accounting and accounting for tax reporting purposes, similar to US GAAP.

          As under US GAAP, the Company recognized deferred taxes in prior years for Mexican GAAP purposes for certain timing differences, such as advances from customers and certain prepaid expenses, expected to reverse over a definite period of time (see Note 20).

          As a result of the Company's early adoption of Bulletin D-4 in 1999, there were no differences related to deferred taxes that had to be reconciled between Mexican and US GAAP for financial statement purposes for the years ended December 31, 2004 and 2003, except for the balance sheet classification of deferred taxes, under US GAAP, as current and non-current.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          Mexican GAAP requires that all deferred taxes be classified as long-term on the balance sheet; however, under US GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting. An analysis of the balance of deferred taxes in accordance with US GAAP, as of December 31, 2004 and 2003, is as follows:

                                     2004            2004            2003            2003
                                 ------------    ------------    ------------    ------------
Current deferred tax:

  Advances from customers        US$    1,425    Ps    15,898    US$    1,842    Ps    20,709
  Other reserves                         (178)         (1,985)             36             407
                                 ------------    ------------    ------------    ------------
  Net current deferred asset            1,247          13,913           1,878          21,116

Non-current deferred tax
  Tax loss carryforwards less
   allowance                            1,316          14,675           1,567          17,610

  Tax on assets recoverable               460           5,129               -               -
  Prepaid expenses and labor
   liabilities                            667           7,441           1,190          13,376
  Property and equipment, net          (6,977)        (77,822)         (7,196)        (80,889)
                                 ------------    ------------    ------------    ------------
  Net non-current deferred tax
   liability                     US$   (3,287)    Ps  (36,664)   US$   (2,561)   Ps   (28,787)
                                 ============    ============    ============    ============

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

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos is presented as a resource applied to financing activities, and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, "Statement of Cash Flows," under US GAAP, however, does not provide guidance with respect to inflation-adjusted financial statements. If the gain from net monetary position were treated as a component of financing activities for US GAAP purposes, funds provided by operating and financing activities would be as follows:

                                     2004            2004            2003            2002
                                 ------------    ------------    ------------    ------------
Operating activities:
Resources provided by
 operations, per
 Mexican GAAP                    US$    2,162    Ps    24,108    Ps   233,309    Ps    42,301
Less -- gain on monetary
 position on current and
 long-term debt                        (1,101)        (12,279)        (11,671)        (22,514)
                                 ------------    ------------    ------------    ------------
Resources provided by
 operations, per
 US GAAP                         US$    1,061    Ps    11,829    Ps   221,638    Ps    19,787
                                 ============    ============    ============    ============
Financing activities:
Resources applied to financing
  activities, per Mexican
  GAAP                           US$   (6,194)   Ps   (69,090)   Ps  (194,890)   Ps   (67,597)
Plus -- gain on monetary
 position on current and
 long-term debt                         1,101          12,279          11,671          22,514
                                 ------------    ------------    ------------    ------------
Resources applied to financing
 activities, per US GAAP         US$   (5,093)   Ps   (56,811)   Ps  (183,219)   Ps   (45,083)
                                 ============    ============    ============    ============

Supplemental cash-flow
 information:
  Interest paid                  US$    1,795    Ps    20,022    Ps    29,658    Ps    20,958
                                 ============    ============    ============    ============

  Taxes paid                     US$    2,593    Ps    28,910    Ps    17,847    Ps    12,913
                                 ============    ============    ============    ============

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

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

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

          Under U.S. GAAP, in accordance with the requirements of FAS 142, the Company performed an analysis for impairment of its goodwill as of December 31, 2004 and 2003. There was no impairment at December 31, 2004; at December 31, 2003, there was an impairment charge of Ps 160,405. There was no impairment charge required under Mexican GAAP.

OTHER EXPENSES, NET:

          Under Mexican GAAP, certain net expenses are classified as non-operating on the Company's statement of income. Under US GAAP, some of these net expenses are classified as operating expenses.

          In addition, for the year ended December 31, 2003, the Company's extraordinary item relating to the provisions for contingent arbitration losses in an amount of Ps 358,390 is classified as a non-operating charge to earnings under Mexican GAAP whereas for U.S. GAAP reporting purposes, this represents an operating charge against the Company's earnings.

CONVENIENCE STATEMENTS:

          The 2004 US dollar amounts (denoted by the symbol "US$") shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 11.154/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2004, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          The following is a summary of the estimated adjustments to net income
(loss) and shareholders' equity that would have been required had the Company applied US GAAP instead of Mexican GAAP:

                                     2004            2004            2003            2002
                                 ------------    ------------    ------------    ------------
Net (loss) income, as recorded
 under Mexican GAAP              US$   (3,432)   Ps   (38,284)   Ps  (258,554)   Ps     2,389
US GAAP adjustments:
Amortization of goodwill
 arising from entities under
 common control                           149           1,666           1,666           1,666
Amortization of goodwill                5,795          64,639          81,976          76,130
Goodwill impairment                         -               -        (160,405)              -
Increase in book value of
 buildings held for sale
 (Note 11)                               (704)         (7,852)              -               -
Minority interest                           -              (5)             (5)            (15)
                                 ------------    ------------    ------------    ------------
Net income (loss) under US
 GAAP                            US$    1,808    Ps    20,164    Ps  (335,322)   Ps    80,170
                                 ============    ============    ============    ============
Net income (loss) per share
 (basic and diluted) under US
 GAAP                            US$     0.01    Ps      0.12    Ps     (2.06)   Ps      0.49
                                 ============    ============    ============    ============
Average common shares
 outstanding (000's)                  162,560         162,560         162,722         163,235
                                 ============    ============    ============    ============

Shareholders' equity under
 Mexican GAAP                    US$   81,163    Ps   905,295    Ps   944,318    Ps 1,262,801
                                 ------------    ------------    ------------    ------------
US GAAP adjustments:
  Goodwill arising from
   entities under common
   control                             (1,545)        (17,234)        (18,900)        (20,566)
Amortization of goodwill               19,970         222,745         158,106          76,130
Goodwill impairment                   (14,381)       (160,405)       (160,405)              -
Increase in book value of
 buildings held for sale
 (Note 11)                               (704)         (7,852)              -               -
Minority interest                         (47)           (528)           (533)           (528)
                                 ------------    ------------    ------------    ------------
                                        3,293          36,726         (21,732)         55,036
                                 ------------    ------------    ------------    ------------
Shareholders' equity under
 US GAAP                         US$   84,456    Ps   942,021    Ps   922,586    Ps 1,317,837
                                 ============    ============    ============    ============

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

          In the income statement, employee profit sharing is classified as a component of the tax provisions and certain net expenses are classified as non-operating under Mexican GAAP. Under US GAAP, these items should be included or excluded as operating expenses, as applicable. The following is a reconciliation of operating income:

                                     2004            2004            2003            2002
                                 ------------    ------------    ------------    ------------
Operating income under Mexican
 GAAP                            US$    4,154    Ps    46,335    Ps   166,099    Ps   104,680
Amortization of goodwill
 arising from entities under
 common control                           149           1,666           1,666           1,666
Other expenses, net                    (4,188)        (46,715)        (69,407)        (55,212)
Provisions for contingent
 arbitration losses                         -               -        (358,390)              -
Amortization of other goodwill          5,795          64,639          81,976          76,128
Goodwill impairment                         -               -        (160,405)              -
Increase in book value of
 buildings held for sale
 (Note 11)                               (704)         (7,852)              -               -
Employee profit sharing                  (243)         (2,716)            435             (93)
                                 ------------    ------------    ------------    ------------
Operating income (loss) under
 US GAAP                         US$    4,963    Ps    55,357    Ps  (338,026)   Ps   127,169
                                 ============    ============    ============    ============

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

          For the years ended December 31, 2004, 2003 and 2002, there were no outstanding potential dilutive securities of the Company.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" (SFAS 153). SFAS 153 was also a result of the FASB's project to converge U.S. accounting standards to International Accounting Standards. The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions," includes certain exceptions to the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 defines a non-monetary exchange as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. The Company does not expect SFAS 153 to have a material impact on its consolidated financial position, results of operations or cash flows.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

         In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (SFAS 95). Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the income statement based on their fair values. The Company expects to adopt SFAS 123R effective July 1, 2005, as required. SFAS 123R permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date; or (2) A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. As the Company has not utilized, and does not expect to utilize, equity-based methods of employee compensation, the adoption of this statement is not expected to have an impact on the Company's financial condition or results of operations.

                                  EXHIBIT INDEX

 Exhibit
 Number                             Description of Exhibit
----------    ------------------------------------------------------------------
   1.1        Charter (Escritura Constitutiva), together with an English translation (incorporated by reference to our Registration
              Statement on Form F-1 (Reg. No. 333-63878) filed on June 4, 1993).

   1.2 Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V., dated April 22, 2005, filed as an English translation.

   2.1 Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to our Registration Statement on Form F-6 (Reg. No. 333-8224) filed on January 16, 1998).

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

   4.3 Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation (incorporated by reference to our Annual Report on Form 20-F
              (Commission File No. 001-12090) filed on June 24, 2002).

   4.4 Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, filed as an English translation.

                                  EXHIBIT INDEX
                                   (continued)
 Exhibit
 Number                             Description of Exhibit
----------    ------------------------------------------------------------------
   4.5        Programming Services Agreement, dated December 23, 1998, among
              Grupo Radio Centro, S.A. de C.V., Infored and Jose Gutierrez Vivo, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1999) (incorporated by reference to our Annual
              Report on Form 20-F (Commission File No. 001-12090) filed on June
              30, 2003).

   4.6 Loan Agreement, dated October 30, 2000, between Grupo Radio Centro, S.A. de C.V. and Banco Inverlat, S.A., (the "Loan Agreement") together with an English translation (incorporated by reference to our Annual Report on Form 20-F
              (Commission File No. 001-12090) filed on May 9, 2001).

   4.7 Letter Agreement, dated April 17, 2001, between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat, S.A. (formerly Banco Inverlat, S.A.), amending Loan Agreement, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on May 9, 2001).

   4.8 Waiver and Amendment Letter, dated June 19, 2002, executed by Scotiabank Inverlat and Grupo Radio Centro, S.A. de C.V. in connection with the Loan Agreement (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002).

   4.9 Amendment, dated December 10, 2002, to the Loan Agreement, filed as an English translation.

  4.10 Amendment, dated December 3, 2003, to the Loan Agreement, filed as an English translation.

  4.11 Amendment, dated as of June 29, 2004, to the Loan Agreement, filed as an English translation.

  4.12 Waiver Letter, dated March 31, 2005, executed by Scotiabank Inverlat, S.A. in connection with the Loan Agreement, filed as an English translation.

  4.13 Amendment, dated as of May 6, 2005, to the Loan Agreement, filed as an English translation.

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