Form 20-F
period 2005-12-31
GRUPO RADIO CENTRO SA DE CV
filed 2006-06-30
CIK 906526

As filed with the Securities and Exchange Commission on June 30, 2006.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2005

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ]          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                Date of event requiring this shell company report
                        for the transition period from     to

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

                                   ----------

                         Constituyentes 1154, 7th Floor
                                Col. Lomas Altas
                        C.P. 11950, Mexico, D.F., Mexico
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange on which
          Title of each class:                               registered
---------------------------------------------     ------------------------------
Series A Shares, without par value                   New York Stock Exchange*
("Series A Shares")
Ordinary Participation Certificates ("CPOs"),        New York Stock Exchange*
each CPO representing one Series A Share
American Depositary Shares ("ADSs"), each
representing nine CPOs                               New York Stock Exchange

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

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 162,724,561 Series A Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 [ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 [ ] Yes [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

         Indicate by check mark whether the Registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] Yes [ ] No

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]    Non-accelerated filer [X]

         Indicate by check mark which financial statement item the Registrant has elected to follow:

                             [ ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 [ ] Yes [X] No

================================================================================

                                TABLE OF CONTENTS

                                                                                                       PAGE
                                                                                                       ----
PART I....................................................................................................2

         Item 1.   Identity of Directors, Senior Management and Advisers..................................2

         Item 2.   Offer Statistics and Expected Timetable................................................2

         Item 3.   Key Information........................................................................2

         Item 4.   Information on the Company.............................................................9

         Item 4A.  Unresolved Staff Comments.............................................................25

         Item 5.   Operating and Financial Review and Prospects..........................................25

         Item 6.   Directors, Senior Management and Employees............................................34

         Item 7.   Major Shareholders and Related Party Transactions.....................................40

         Item 8.   Financial Information.................................................................43

         Item 9.   The Offer and Listing.................................................................44

         Item 10.  Additional Information................................................................47

         Item 11.  Quantitative and Qualitative Disclosures About Market Risk............................60

         Item 12.  Description of Securities Other than Equity Securities................................61

PART II..................................................................................................61

         Item 13.  Defaults, Dividend Arrearages and Delinquencies.......................................61

         Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........61

         Item 15.  Controls and Procedures...............................................................61

         Item 16A. Audit Committee Financial Expert......................................................62

         Item 16B. Code of Ethics........................................................................62

         Item 16C. Principal Accountant Fees and Services................................................63

         Item 16D. Exemptions from the Listing Standards for Audit Committees............................63

         Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers................64

PART III.................................................................................................64

         Item 17.  Financial Statements..................................................................64

         Item 18.  Financial Statements..................................................................64

         Item 19.  Exhibits..............................................................................65

                                  INTRODUCTION

         Grupo Radio Centro is a corporation organized under the laws of the United Mexican States. As used in this Annual Report and except as the context otherwise requires, the terms "Grupo Radio Centro" and "the Company" refer to Grupo Radio Centro, S.A. de C.V. and its consolidated subsidiaries.

                      PRESENTATION OF FINANCIAL INFORMATION

         In this Annual Report references to "pesos" or "Ps." are to the lawful currency of the United Mexican States ("Mexico"). References herein to "U.S. dollars" or "U.S.$" are to United States dollars.

         The Company publishes its financial statements in pesos. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of December 31, 2005.

         This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.628 to U.S.$1.00, the noon buying rate for pesos at December 30, 2005 as published by the Federal Reserve Bank of New York. The translation to U.S. dollars at the December 30, 2005 exchange rate may not accurately represent the financial condition of the Company in U.S. dollar terms as of a subsequent date. On June 16, 2006, the noon buying rate for pesos was Ps. 11.42 to U.S.$1.00. See Item 3, "Key Information--Exchange Rate Information," for information regarding exchange rates since January 1, 2001.

         The term "billion" as used in this Annual Report means one thousand million.

                           FORWARD-LOOKING STATEMENTS

         This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions that identify forward-looking statements that reflect the Company's views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company's control. These factors, some of which are discussed in Item 3, "Key Information--Risk Factors," include effects on the Company from competition with its broadcasting and other operations, material changes in the performance or popularity of key radio stations or broadcast programs, the loss of one or more key customers or a reduction in the advertising expenditures of key customers, a change in the seasonality of the Company's business, the ability of the Company to make additional investments in radio operations or renew its broadcasting licenses, significant developments in the Mexican economic or political situation, changes in the Company's regulatory environment or fluctuations in inflation rates or exchange rates. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

                             SELECTED FINANCIAL DATA

         The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated. This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Annual Report. Grupo Radio Centro's financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP").
Note 25 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro, including differences related to certain cash flow information, and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

         Grupo Radio Centro's financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring Grupo Radio Centro to restate non-monetary assets and liabilities using the Mexican Consumer Price Index (the "INPC"), to restate the components of shareholders' equity using the INPC, to restate its fixed assets using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet for the prior year to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the related Consolidated Financial Statements, have been restated in constant pesos at December 31, 2005. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 25 to the Consolidated Financial Statements.

                                                                   YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------
                                              2005(1)            2005             2004             2003
                                           -------------    --------------   --------------   ---------------
                                                             (in thousands, except per-ADS data)
OPERATING DATA:
Mexican GAAP:
  Broadcasting revenue...................  U.S.$  55,619    Ps.    591,124   Ps.    569,992   Ps.     896,832
  Broadcasting expenses, excluding
     depreciation and amortization                36,236           385,120          399,410           536,516
                                           -------------    --------------   --------------   ---------------
  Broadcasting income....................         19,383           206,004          170,582           360,316
  Depreciation and amortization..........          3,482            37,009          101,135           123,266
  Corporate, general and administrative
     expenses............................          1,973            20,968           22,120            65,417
                                           -------------    --------------   --------------   ---------------
  Operating income(2)....................         13,928           148,027           47,327           171,633
  Comprehensive cost of financing                 (1,201)          (12,763)          18,781            35,758
  Other expenses, net....................         (4,575)          (48,618)         (47,721)          (71,720)
  Extraordinary item(2)..................              -                 -                -           370,335
  Net income (loss)(3)...................          6,108            64,927          (39,560)         (267,172)
  Minority interest......................              1                14               (5)                5
  Net income (loss) per ADS(3)(4) .......           0.34              3.59            (2.19)           (14.78)
  Common shares outstanding(4)...........        162,657           162,657          162,560           162,705
U.S. GAAP:
  Broadcasting revenue...................  U.S.$  55,619    Ps.    591,124   Ps.    569,992   Ps.     896,832
  Operating income (loss)(2)(5)..........          9,327            99,133           48,701          (358,426)
  Net income (loss)(3)(5)................          6,107            64,913           11,701          (354,997)
  Net income (loss) per ADS(3)(4)(5).....           0.34              3.59             0.65            (19.63)
  Dividends per ADS(6)...................              -                 -                -              3.39

BALANCE SHEET DATA:
Mexican GAAP:
  Working capital........................  U.S.$ (10,720)    Ps.  (113,938)   Ps.  (184,835)   Ps.   (137,719)
  Property and equipment, net............         44,730           475,396          505,245           510,756
  Excess cost over fair value of assets
     of subsidiaries.....................         72,224           767,597          759,848           828,362
  Total assets...........................        148,940         1,582,936        1,534,352         1,688,421
  Long term debt excluding current.......
     portion.............................          5,327            56,618          117,011           184,627
  Total debt(7)..........................         10,654           113,236          175,516           246,168
  Shareholders' equity...................         94,263         1,001,827          935,461           975,761
U.S. GAAP:
  Total assets(5)........................  U.S.$ 152,562    Ps.  1,621,431   Ps.  1,572,848   Ps.   1,686,043
  Shareholders' equity(5)................         97,832         1,039,762          973,410           953,305

                                                Year Ended December 31,
                                           -------------------------------
                                               2002              2001
                                           --------------   --------------
                                           (in thousands, except per-ADS
                                                        data)
OPERATING DATA:
Mexican GAAP:
  Broadcasting revenue...................  Ps.    802,589   Ps.    847,786
  Broadcasting expenses, excluding
     depreciation and amortization ......         521,334          548,160
                                           --------------   --------------
  Broadcasting income....................         281,255          299,626
  Depreciation and amortization..........         122,096          132,823
  Corporate, general and administrative
     expenses............................          50,991           56,956
                                           --------------   --------------
  Operating income(2)....................         108,168          109,847
  Comprehensive cost of financing .......          57,837           13,693
  Other expenses, net....................         (57,052)         (82,602)
  Extraordinary item(2)..................               -                -
  Net income (loss)(3)...................           2,469           20,077
  Minority interest......................              15               19
  Net income (loss) per ADS(3)(4) .......            0.14             1.10
  Common shares outstanding(4)...........         163,783          163,918
U.S. GAAP:
  Broadcasting revenue...................  Ps.    802,589   Ps.    847,786
  Operating income (loss)(2)(5).........          131,407          194,895
  Net income (loss)(3)(5)................          82,842          105,334
  Net income (loss) per ADS(3)(4)(5) ....            4.55             5.78
  Dividends per ADS(6)...................               -             7.79

BALANCE SHEET DATA:
Mexican GAAP:
  Working capital........................  Ps.       (342)   Ps.   (54,236)
  Property and equipment, net............         539,069          573,013
  Excess cost over fair value of assets
     of subsidiaries.....................         914,793          997,293
  Total assets...........................       1,944,311        2,098,226
  Long term debt excluding current
     portion.............................         179,120          254,854
  Total debt(7)..........................         385,809          450,317
  Shareholders' equity...................       1,304,886        1,308,717
U.S. GAAP:
  Total assets(5)........................  Ps.  2,001,712    Ps. 2,158,807
  Shareholders' equity(5)................       1,361,757        1,368,769

----------
(1) Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 10.628 per U.S. dollar, the noon buying rate for pesos on December 30, 2005, as published by the Federal Reserve Bank of New York. See "--Exchange Rate Information."
(2) Extraordinary item in 2003 reflects a provision of Ps. 370.3 million for the contingent liability related to the Infored arbitration proceeding. Unlike treatment under Mexican GAAP, for purposes of U.S. GAAP, such provision is charged against operating income. See Notes 10 and 25 to the Consolidated Financial Statements.
(3) In accordance with Mexican GAAP, net income does not give effect to minority interest. In contrast, net income under U.S. GAAP does give effect to minority interest. See Note 25 to the Consolidated Financial Statements.
(4) Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both Mexican and U.S. GAAP and dividends per ADS under U.S. GAAP.
(5) Pursuant to Statement of Financial Accounting Standard No. 142 (SFAS 142) under U.S. GAAP, amortization of goodwill ceased as of January 1, 2002. For purposes of presentation and comparison, SFAS 142 was applied to the financial data for the year ended 2001. The operating loss under U.S. GAAP for the year ended December 31, 2003 includes a goodwill impairment charge of Ps. 165.7 million determined under SFAS 142. There was no impairment charge required under SFAS 142 for the years ended December 31, 2004 and 2005. See Note 25 to the Consolidated Financial Statements. In accordance with Bulletin C-15 "Deterioro en el Valor de los Activos de Larga Duracion y su Disposicion" under Mexican GAAP, long-lived assets as of January 1, 2005, including goodwill, are no longer amortized; rather they are subject to impairment testing on at least an annual basis. The Company conducted impairment analysis for the year ended December 31, 2005, and this analysis resulted in no impairment adjustment.
(6) The Company's dividend payment in any particular year relates to the immediately preceding fiscal year. The Company did not pay any dividends in 2002 with respect to 2001, in 2004 with respect to 2003 or in 2005 with respect to 2004.
(7)  Total debt consists of bank debt.

                            EXCHANGE RATE INFORMATION

         Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not appreciate or depreciate significantly again in the future.

         The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

PERIOD                                                EXCHANGE RATE(1)
-----------------------------------   -------------------------------------------------
Year Ended December 31,                  High         Low       Average(2)   Period End
-----------------------------------   ----------   ----------   ----------   ----------
2001 ..............................         9.97         8.95         9.33         9.16
2002 ..............................        10.43         9.00         9.75        10.43
2003 ..............................        11.41        10.11        10.85        11.24
2004 ..............................        11.64        10.81        11.31        11.15
2005 ..............................        11.41        10.41        10.87        10.63

Month Ended 2005:

December ..........................        10.77        10.41

Month Ended 2006:

January ...........................        10.64        10.44
February ..........................        10.53        10.43
March .............................        10.95        10.46
April .............................        11.16        10.86
May ...............................        11.31        10.84
June (through June 16, 2006) ......        11.46        11.28

----------
(1) Source: Noon buying rate for pesos reported by the Federal Reserve Bank of New York.
(2)  Average of month-end rates.

         On June 16, 2006, the noon buying rate was Ps. 11.42 to U.S.$1.00.

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

                                  RISK FACTORS

RISKS RELATING TO OUR OPERATIONS

     Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

         Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. Our average Mexico City audience share has decreased during recent years, including a decline from 33.4% in 2001 to 32.0% in 2003 and, following an increase in 2004 to 34.7%, a slight decline in 2005 to 34.6%. There can be no assurance that increased competition within, or a decline in the popularity of, a given format segment will not decrease our aggregate audience share in the future. In addition, we face strong competition from both television and various print media for advertising revenues. If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

     If we lose one or more of our key customers, we could lose a significant amount of our revenue

         Our two largest individual customers in 2005, 2004 and 2003 were Gigante, S.A. de C.V. ("Gigante") and Comercial Mexicana, S.A. de C.V. ("Comercial Mexicana"). In 2005, 2004 and 2003, Gigante accounted for 4.4%, 5.6% and 3.5%, respectively, of our total broadcasting revenue, while Comercial Mexicana accounted for 4.1%, 4.9% and 3.6%, respectively, of our total broadcasting revenue. The companies comprising Grupo Carso S.A. de C.V. ("Grupo Carso"), collectively, and Grupo Gigante, S.A. de C.V. ("Grupo Gigante"), collectively, are key customers. In 2005 and 2003, the companies comprising Grupo Carso collectively accounted for 6.8% and 5.2% of our total broadcasting revenue, respectively, while in 2004, the companies comprising Grupo Gigante collectively accounted for 7.0% of our total broadcasting revenue. We cannot assure you that Gigante and Comercial Mexicana or the companies comprising Grupo Carso or Grupo Gigante will continue to purchase advertising from us at current levels. The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations.

     A decrease in advertising expenditures by political campaigns could substantially reduce our revenue

         Our business is significantly affected by the advertising expenditures of political parties during election campaigns in Mexico. While our revenue has increased significantly during the congressional elections that occur every three years (including in 2003 and in 2006), our revenue has increased even more significantly during presidential elections, which occur every six years (coinciding with congressional elections), including in 2000 and 2006. In 2003, 2004 and 2005, advertising by political parties accounted for 21.1%, 0.06% and 2.3% of total broadcasting revenue, respectively. In the first quarter of 2006, political advertising accounted for 31.0% of total broadcasting revenue. A decrease in advertising expenditures by political campaigns during an election year could have a material adverse impact on our results of operations.

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

     The Mexican Federal Competition Commission may prohibit us from making additional investments in radio operations in Mexico

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

     Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

         Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs. These Aguirre family members have established two Mexican trusts, which they control, that together hold 84,020,646 Series A Shares, or 51.6% of all outstanding Series A Shares as of June 15, 2006. Some of these Aguirre family members own Series A Shares and/or ADSs in addition to the Series A Shares held by the Mexican trusts.

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

     You may not be able to participate in any future preemptive rights offering and, as a result, your equity interest in us may be diluted

         Under current Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act"). At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

         We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the Depositary of preemptive rights and distribution of the proceeds from such sales to the ADS holders are not possible. As a result, the equity interest of ADS holders in us would be diluted proportionately. Under the new Mexican Securities Market Law, preemptive rights will not arise upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us.

RISKS RELATING TO MEXICO

     Economic developments in Mexico may adversely affect our business

         Our financial condition and results of operations are generally affected by the strength of the Mexican economy, as the demand for advertising, revenue from which is the principal source of our earnings, generally declines during periods of economic difficulty.

         In 2004 and 2005, Mexico's gross domestic product, or GDP, grew by 4.4% and 3.0%, respectively, and inflation was 5.19% and 3.33%, respectively. In 2006, according to preliminary estimates of the Mexican government, GDP is expected to grow by 4.04% and inflation is expected to be 3.4%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

         Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement, U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition. In addition, in the past, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again.

     High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

         Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 3.33% for 2005. Inflation for the first quarter of 2006 was 0.86%. If inflation in Mexico does not remain within the government's projections, we might not be able to raise our broadcast advertising rates to keep pace with inflation. More generally, the adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

         Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 9.2% during 2005. On June 13, 2006, the 28-day Cetes rate was 7.02%. High interest rates in Mexico could adversely affect our financing costs.

     Political events in Mexico could affect Mexican economic policy and our operations

         Mexican political events may significantly affect our operations and the performance of Mexican securities, including our securities. Presidential elections in Mexico occur every six years, and the next election will occur in July 2006. Elections to both houses of the Mexican Congress will also occur in July 2006. The profile of a new administration and the overall distribution of seats in a new Congress will naturally influence regulatory policy and the overall management of the Mexican economy in future years. We cannot assure you that a new administration, with or without a majority in Congress of the same party as the president, will not have a broad adverse effect on growth trends in the Mexican broadcasting industry or in the economy generally, or directly and adversely affect us.

     Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

         The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2005, the peso appreciated against the U.S. dollar by year end by 4.66%, but the average value of the peso against the U.S. dollar during 2005 was 3.89% lower than in 2004. In 2004, the peso appreciated against the U.S. dollar by year end by 0.8%, and the average value of the peso against the U.S. dollar during 2004 was 4.24% higher than in 2003. In 2003, the peso depreciated against the U.S. dollar at year end by 7.77%, and the average value of the peso against the U.S. dollar during 2003 was 11.28% lower than in 2002. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

         Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

         A small portion of our operating costs is also payable in U.S. dollars. Although at March 31, 2006, we had no U.S. dollar-denominated indebtedness, we may incur non-peso-denominated indebtedness in the future. Declines in the value of the peso relative to other currencies increase our obligations payable in U.S. dollars, increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations. Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue.

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

     Developments in other emerging market countries may affect prices of the ADSs

         As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In past years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia, Brazil and Argentina.

ITEM 4.  INFORMATION ON THE COMPANY

                                   THE COMPANY

ORGANIZATION

         Grupo Radio Centro is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. Grupo Radio Centro is a holding company that operates through its subsidiaries.

         Grupo Radio Centro's principal executive offices are located at Constituyentes 1154, 7th Floor, Col. Lomas Altas, C.P. 11950, Mexico, D.F., Mexico. The telephone number of Grupo Radio Centro at this location is (525) 55-728-4800.

HISTORY

         Grupo Radio Centro is a family-controlled radio broadcasting company with roots in Mexican radio broadcasting dating back almost 60 years. Francisco Aguirre J., the founder of Grupo Radio Centro, initiated his radio broadcasting activities in 1946. In 1952, he founded Organizacion Radio Centro ("ORC"), the sole owner and operator of two radio stations, Radio Centro and Radio Exitos. In 1965, the Company formed Organizacion Impulsora de Radio ("OIR"), to provide national sales representation to affiliated radio stations outside Mexico City. It was incorporated as Tecnica de Desarrollo Publicitario, S.A. de C.V. on June 8, 1971, and renamed Grupo Radio Centro, S.A. de C.V. on July 14, 1992. The bylaws of the Company provide for its existence until 2070. In 1973, Grupo Radio Centro expanded its broadcasting activities by establishing three new FM radio stations, thus consolidating its position as the market leader in Mexico City radio broadcasting. In 1983, Grupo Radio Centro began broadcasting outside Mexico and in 1986 created Cadena Radio Centro ("CRC") to provide programming and network sales representation to affiliated radio stations serving primarily the rapidly growing Spanish-speaking population of the United States. The Company sold CRC in August 1994.

         In 1989, the Aguirre family began a comprehensive process of corporate reorganization designed to consolidate Grupo Radio Centro's radio operations under the common ownership of the Company and the family's non-radio-related operations under the common ownership of another company controlled by the Aguirre family outside Grupo Radio Centro. The purpose of the reorganization was to permit Grupo Radio Centro to focus on radio-related operations and to acquire the balance of shares of its radio broadcasting subsidiaries that were owned directly or indirectly by members of the Aguirre family outside Grupo Radio Centro. As a result of the reorganization, the Company acquired substantially all of the shares of its radio broadcasting subsidiaries with the last transfer of shares occurring in March 1993. In the third quarter of 1993, the Company completed an initial public offering of its ADSs and CPOs, listing such securities on the NYSE and the Mexican Stock Exchange. The Company completed a subsequent public offering of ADSs and CPOs during the third quarter of 1996. On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company's bylaws (see Item 10, "Additional
Information--Bylaws and Mexican Law--Limitations Affecting Non-Mexican Holders--Share Ownership"), were exchanged for Series A Shares held in the CPO Trust (see Item 9, "The Offer and Listing"). In connection with the amended CPO trust arrangement, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol "RCENTRO.A" on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line reflects trading of both Series A Shares and CPOs.

CAPITAL EXPENDITURES AND DIVESTITURES

     Capital Expenditures

         Capital expenditures were Ps. 7.4 million in 2005, Ps. 21.4 million in 2004 and Ps. 19.3 million in 2003. In 2005, 2004 and 2003 capital expenditures were financed from working capital.

         In 2004, the Company spent approximately U.S.$1 million to update its main computer and digital storage system. The Company also purchased company automobiles and motorcycles for the news program La Red. The balance of the Company's capital expenditures during the 2003-2005 period were primarily for broadcasting equipment.

     Capital Divestitures

         The Company had no significant capital divestitures in 2005. Capital divestitures were Ps. 8.2 million in 2004, reflecting the sale of used Company automobiles and used computer equipment, and Ps. 9.8 million in 2003, reflecting primarily the sale of used company automobiles (see Notes 1 and 11 to the Consolidated Financial Statements).

                                BUSINESS OVERVIEW

         Grupo Radio Centro is a leading radio-broadcasting company in Mexico and for over 30 years has been the leading radio broadcaster, in terms of audience share, in Mexico City, the most populous city in North America. Grupo Radio Centro's principal activities are the production and broadcasting of musical and entertainment programs, news and special event programs. The Company's revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses. The Company's Mexico City average audience share for the year ended December 31, 2005 was 34.6%, more than twice that of the next most popular radio-broadcasting company in Mexico City for the same period. See "--Broadcasting Operations" and "--Competition."

         Grupo Radio Centro currently owns eight AM and five FM radio stations, and manages and operates an additional FM station. Of the 14 radio stations it owns or operates, Grupo Radio Centro operates five AM and six FM stations in Mexico City. The remaining three AM radio stations, including one in Mexico City, are managed and operated by third parties pursuant to operating agreements.

         The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers. For the year ended December 31, 2005, Grupo Radio Centro's radio stations ranked as five of the top ten FM radio stations out of a total of 29 FM stations and three of the top ten AM stations out of a total of 34 AM stations. See "--Business Strategy."

         In addition to its radio-broadcasting activities, the Company, under the trade name Organizacion Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico. At December 31, 2005, the Company had 106 affiliates in 72 cities throughout Mexico.

BUSINESS STRATEGY

         The Company's strategy is to optimize cash flow from operations by maintaining its leading market position, offering advertisers top-ranked stations in almost every major station format and continuing its focus on operating efficiency and cost control.

     Maintenance of Leading Market Position

         The Company is focused on maintaining its current position as the leading radio broadcaster in Mexico City, offering advertisers top-ranked stations in almost all of the major station formats, including Grupera--Diverse Musical Genres, Juvenil--Youth Oriented, Spanish Language--Contemporary Music, English Language--Classic Rock, English Language--Contemporary Music, Spanish Language--Classics, News/Talk Show and English Language--Music/News. By maintaining a strong presence in the major station formats, management believes that the Company will maximize its share of total radio advertising expenditures. Management bases such belief on the following rationale: (i) a broadcaster's revenue is correlated with its ability to maximize the number of listeners within an advertiser's given demographic parameters and (ii) the Company's stations currently cover almost all of the demographic segments of the radio audience sought by advertisers. In addition, by managing its stations as a portfolio and offering a broad range of advertising packages, the Company believes that it differentiates itself from its smaller competitors, who cannot offer as comprehensive coverage of the Mexican radio audience. The Company is able to offer advertisers exposure to listening audiences targeted to correspond with the demographic profiles they seek, and is able to provide advertisers with their choice of either focused or broad audience exposure across a comprehensive range of income classes and age segments.

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

     OIR Network Strategy

         As a complement to its radio-broadcasting activities, Grupo Radio Centro operates, and continues its efforts to expand, its OIR radio network. The Company simultaneously transmits its news program La Red from 5:45 a.m. to 10:00 a.m. to the 22 largest commercial markets in Mexico outside the Mexico City metropolitan area. While increasing programming and service revenue, the operation of OIR also facilitates the Company's overall marketing efforts, offering advertisers access to radio stations on a nationwide basis. See "--OIR Network."

BROADCASTING OPERATIONS

     Radio Stations

         Except as noted, the following table sets forth certain information about the Mexico City radio stations operated by Grupo Radio Centro as of December 31, 2005:

                                                                                    INRA(1)       INRA(1)    INRA(1)   ARBITRON(2)
                                                                                   2005 TOTAL   2005 TOTAL    2005     2005 TOTAL
                                  POWER                                             MARKET      AUDIENCE      BAND       MARKET
     STATION         FREQUENCY   (WATTS)           STATION FORMAT                   RANK(3)      SHARE(4)    RANK(5)     RANK(3)
-----------------    ---------   -------   -------------------------------------   ----------   ----------   -------   -----------
XEQR-FM..........    107.3 mhz   100,000   Grupera--Diverse Musical Genres             1           9.5%         1         1

XERC-FM..........    97.7 mhz    100,000   Juvenil--Youth Oriented                     2           6.2%         2         4

XEJP-FM..........    93.7 mhz    100,000   Spanish Language--Contemporary Music        4           5.3%         4         2

XHFO-FM(6).......    92.1 mhz    150,000   English Language--Classic Rock              7           3.8%         7         8

XHFAJ-FM.........    91.3 mhz    100,000   English Language--Contemporary Music        9           3.6%         9         10

XEQR-AM..........    1030 khz     50,000   Spanish Language--Talk Show /               17          2.1%         2         9
                                           Contemporary Music

XEJP-AM..........    1150 khz     50,000   Spanish Language Classics                   18          2.0%         3         15

XERED-AM.........    1110 khz    100,000   News / Talk Show                            31          0.9%         11        30

XHRED-FM.........    88.1 mhz    100,000   News / English Language--Music              36          0.6%         23        29

XERC-AM..........    790 khz      50,000   News                                        42          0.4%         16        42

XEN-AM...........    690 khz     100,000   News / Talk Show                            45          0.3%         19        45

                                                                                   ARBITRON(2)   ARBITRON(2)
                                                                                   2005 TOTAL       2005         TARGET
                                  POWER                                             AUDIENCE        BAND       DEMOGRAPHIC
     STATION         FREQUENCY   (WATTS)           STATION FORMAT                   SHARE(4)       RANK(5)       SEGMENTS
-----------------    ---------   -------   -------------------------------------   -----------   -----------   -----------
XEQR-FM..........    107.3 mhz   100,000   Grupera--Diverse Musical Genres           15.0%            1        13-44 years

XERC-FM..........    97.7 mhz    100,000   Juvenil--Youth Oriented                    6.5%            4        8-34 years

XEJP-FM..........    93.7 mhz    100,000   Spanish Language--Contemporary Music       7.3%            2        18-44 years

XHFO-FM(6).......    92.1 mhz    150,000   English Language--Classic Rock             4.3%            8        18-44 years

XHFAJ-FM.........    91.3 mhz    100,000   English Language--Contemporary Music       2.7%            9        13-24 years

XEQR-AM..........    1030 khz     50,000   Spanish Language--Talk Show /              3.6%            1          25+ years
                                           Contemporary Music

XEJP-AM..........    1150 khz     50,000   Spanish Language Classics                  2.1%            4          35+ years

XERED-AM.........    1110 khz    100,000   News / Talk Show                           0.5%            11         25+ years

XHRED-FM.........    88.1 mhz    100,000   News / English Language--Music             0.6%            19         25+ years

XERC-AM..........    790 khz      50,000   News                                       0.3%            19         25+ years

XEN-AM...........    690 khz     100,000   News / Talk Show                           0.3%            22         25+ years

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

         XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2009. For the year ended December 31, 2005, XHFO-FM accounted for approximately 10.8% of Grupo Radio Centro's broadcasting revenue.

     Programming

         The Company currently produces all of the programming for the stations it owns or operates. Prior to March 3, 2004, however, the Monitor news program and Red Vial, a Mexico City traffic report, were produced by Infored, S.A. de C.V. (see Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings"). The news program that replaced Monitor and the traffic report that replaced Red Vial are produced by the Company. In addition, the Company provides programming to its network of affiliates.

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

         Grupo Radio Centro's programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers. To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which regularly conducts door-to-door interviews throughout Mexico City) as well as commercially available data to assess the listening habits and tastes of the Mexico City population. In 2005, Grupo Radio Centro conducted approximately 303,000 interviews. Grupo Radio Centro believes that no competitor has developed an internal research capability as extensive as its own.

     Production and Transmission of Programming

         Grupo Radio Centro has 18 production studios in which musical material, advertisements, informational messages and promotional spots are recorded on digital audio tape ("DAT"). In addition, Grupo Radio Centro maintains 13 on-air studios, each of which is linked to Grupo Radio Centro's automated programming computer network via optical fiber. In most cases, Grupo Radio Centro has maintained a consistent design for both production and on-air studios to provide a familiar work environment for employees and to reduce the risk of error. Grupo Radio Centro's primary studio operations are substantially all digital and utilize state-of-the-art computer networks for the recording, scheduling and playing of all news, music, promotional and advertising material. Currently, the Company has a single high speed network with a transmission speed measured in Gigabytes per second installed in both on-air studios and production studios, totaling 30 workstations.

         The Company's Digital Recording System records the audio of music, news and promotional and advertising material on hard disks from a storage system thereby transferring the audio directly to each workstation and then to an audio console. This programming feed is then processed and sent to one of several transmitter sites via VHF digital or analog studio transmitter links or via digital microwave high-speed E1 links. Each signal is periodically monitored for quality. During 2005, the Digital Recording System was updated for advertisements and music.

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

         During 2006, the Company plans to replace six analog mixer consoles with digital mixer consoles. The replacements will be made at radio stations XEJP-AM, XERC-AM (two consoles) and at one studio and two transmitter cabins used by OIR.

         Each station has a main transmitter with back-up support. All AM transmitters incorporate solid-state design. Each transmitter site has a diesel generator with automatic transfer that allows rapid switchover to back-up power in the event of power outages. In addition, the main FM transmitter facility is equipped with an uninterruptible power supply to prevent the loss of airtime during a transfer to back-up power. Grupo Radio Centro uses sophisticated multiplexing networks for transmission, which allows five of its AM stations to operate at three sites, each site using one antenna system. Similarly, five FM stations are multiplexed into a common twenty-four-panel antenna situated on Cerro del Chiquihuite, which Grupo Radio Centro believes is ideally located at 540 meters above the average terrain level in Mexico City. A sixth FM station operated by the Company transmits from the World Trade Center building in Mexico City.

         Currently, all AM and FM radio broadcast signals in Mexico are analog. There are various efforts underway around the world to develop, test and implement digital audio broadcasting ("DAB"). If implemented, DAB would largely eliminate fading, static and other interference that adversely affects the listening experience. Various DAB proposals have been made in Mexico that focus upon either the United States "in-band" broadcasting model (using existing allocations of AM or FM spectrum) or the European "out-of-band" broadcasting model. The Camara Nacional de la Industria de Radio y Television (the Mexican Trade Association for Broadcasters or "CIRT"), of which the Company is a member, is in the process of analyzing such proposals. The Company is an active participant in CIRT's efforts to obtain favorable regulation of DAB when, and if, such technology is implemented in Mexico. CIRT has created a task force with the SCT in order to introduce DAB in Mexico in the future.

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

         In October 2003, the SCT granted the Company permission to install, in its Cerro del Chiquihuite plant, a digital radio system named the Eureka 147 DAB System to simultaneously transmit the programming of radio stations Radio Red-FM, Stereo Joya, Alfa Radio, Stereo 97.7 and La Z. During 2005, the Company installed in its Cerro del Chiquihuite plant, on an experimental basis, a more powerful Eureka 147 DAB System transmission station, which simultaneously transmits programming of Radio Red-FM and Alfa Radio, and an HD Radio-AM (or "IBOC-AM," an in-band on-channel AM system for transmitting digital information over existing stations) transmission station, which transmits programming of "La 69." In 2005, the Company demonstrated, for the benefit of CIRT and SCT representatives, the applicability and capabilities of DMB (Digital Multimedia Broadcasting) technology, which enables a single broadcasting station to transmit video, audio and data for multiple applications.

         In 2003, Grupo Radio Centro completed a project to increase the power of several radio stations--XERED-AM, XEJP-AM and XEN-AM--from 50 to 100 kilowatts, 20 to 50 kilowatts and 50 to 100 kilowatts, respectively. The objective of this effort is to improve the stations' presence, coverage and quality of reception in Mexico City's metropolitan area. Definitive authorization from the SCT to increase the broadcasting power of these stations was granted in April 2004.

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

     Sale of Airtime and Marketing

         Commercial airtime for Grupo Radio Centro's radio stations is sold both to advertising agencies and directly to businesses. The top ten customers in each of 2005, 2004 and 2003 accounted for approximately 33.0%, 33.1% and 33.4%, respectively, of total broadcasting revenue of the Company. Our two largest individual customers in 2005, 2004 and 2003 were Gigante and Comercial Mexicana. In 2005, 2004 and 2003, Gigante accounted for 4.4%, 5.6% and 3.5%, respectively, of our total broadcasting revenue, while Comercial Mexicana accounted for 4.1%, 4.9% and 3.6%, respectively, of our total broadcasting revenue. The companies comprising Grupo Carso, collectively, and Grupo Gigante, collectively, also are key customers. In 2005 and 2003, the companies comprising Grupo Carso collectively accounted for 6.8% and 5.2%, respectively, of our total broadcasting revenue, while in 2004, the companies comprising Grupo Gigante collectively accounted for 7.0% of our total broadcasting revenue. Sales of commercial airtime vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. See Item 5, "Operating and Financial Review and Prospects--Seasonality of Sales."

         In addition to the Company's corporate clients, the two largest Mexican political parties, the PRI and the PAN, together accounted for 2.5% of the Company's total broadcasting revenue in 2005, compared to 0% in 2004, reflecting the beginning of the campaign advertising expenditures in connection with the July 2006 presidential and congressional elections. Political advertising accounted for 31.0% of the Company's total broadcasting revenue in the first quarter of 2006, compared to 1.4% in the first quarter of 2005.

         At December 31, 2005, the Company had a sales force of 29 individuals, of which 12 marketed primarily to advertising agencies and major customer accounts and 17 marketed to small and mid-sized accounts.

         Grupo Radio Centro establishes its advertising rates by considering the cost per thousand listeners as a reference to ensure that its rates are competitive. The Company offers package discounts to its clients who purchase airtime on multiple stations, offering the largest discounts to clients who purchase airtime on all of its stations. Higher rates apply to clients who purchase commercial airtime for "special events," such as live concerts and special news features.

         In addition, the Company sells commercial airtime in advance under a plan pursuant to which advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period are guaranteed the rate in effect at the time of the purchase for the agreed period, and are granted bonus advertising time in addition to the time purchased. The Company invests cash deposited pursuant to advance sales, and includes interest generated on such investments in broadcasting revenue. In 2005, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 36.0% of total broadcasting revenue, as compared to 36.2% for 2004 and 43.8% for 2003. See Note 15 to the Consolidated Financial Statements.

         The effect of such advance sales is to substitute the increased interest income earned on the advance sale payments for a portion of the operating income foregone because of the reduced effective rate on the advertising time subject to the advance-sale arrangements. The Company believes that such advance sales are advantageous to Grupo Radio Centro because the interest income generated by the proceeds of such advance sales offsets in part the effective reduction in advertising rates associated with such sales, and because the bonus advertising time granted to purchasers is "dead time" (i.e., time that would not otherwise be sold). The Company also believes that its advance-sales plan attracts advertisers who would not otherwise purchase advertising time because of the benefits of guaranteed rates and bonus time. However, any decrease in future inflation rates may reduce the attractiveness of these plans for such advertisers.

OIR NETWORK

         Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates. At December 31, 2005, Grupo Radio Centro had 106 affiliates located in 72 cities throughout Mexico. During the last three years, broadcasting revenue from OIR-related activities ranged from 2.5% to 2.8% of total broadcasting revenue. In 2005, approximately 2.5% of the Company's revenue was attributable to its work through OIR, and no single affiliate represented more than 13.3% of total OIR-related revenue.

         At December 31, 2005, 13 of the Company's OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, "Major Shareholders and Related Party
Transactions--Related Party Transactions" and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm's-length basis.

         Outside Mexico City, virtually all advertising aimed at a national audience is sold through networks of affiliated radio stations. Pursuant to its standard affiliate agreement, which is terminable at will by either party on 60 days notice, OIR agrees to purchase commercial airtime from affiliated stations, compensating such stations for their airtime with a percentage of the revenue obtained on the resale of commercial airtime to national advertisers. The affiliates agree to broadcast certain programs at specified times with advertising spots of specified duration. Compensation paid to affiliates varies depending on the size of the affiliate's market.

         OIR transmits special event programs, including national advertising, directly to certain affiliates via satellite. In December of 2005, the Company installed a new satellite up-link system with state-of-the-art technologies, including Digital Video Broadcasting, or DVB transmission, with ten digital stereo channels. As of December 31, 2005, all of our affiliates were able to receive OIR special event programs via satellite from Mexico City. Between January and March 2006, the receivers of our affiliates that obtain OIR programs via satellite were replaced with more cost-effective units.

COMPETITION

         Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. As of December 31, 2005, there were 51 commercial radio stations in Mexico City (28 AM and 23 FM stations) and twelve not-for-profit, public-service stations (six AM and six FM). These constitute all of the currently available radio broadcast channels within Mexico City's AM and FM frequency spectrum.

         Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at May 31, 2006, and a chart depicting the audience share of each, including the audience share of the stations owned by RED until 1994 and by the Company thereafter.

         OPERATION OF MEXICO CITY STATIONS BY GRUPO RADIO CENTRO AND ITS
                            PRINCIPAL COMPETITORS(1)

                                      AM STATIONS    FM STATIONS       TOTAL
                                      ------------   ------------   ------------
Grupo Radio Centro (GRC) ..........              5              6             11
Grupo Acir (ACIR)(2) ..............              3              4              7
Televisa Radio (TVR) ..............              4              3              7
NRM Comunicaciones (NRM) ..........              3              3              6
Grupo Radio Formula ...............              3              2              5
Grupo Imagen ......................              0              2              2
MVS Radio (MVS) ...................              0              2              2
                                      ------------   ------------   ------------
         Total ....................             18             22             40

----------
(1)  Source: Grupo Radio Centro.
(2) In September 2000, Grupo Televisa S.A. de C.V. offered to acquire a 50.05% interest in Grupo ACIR. As of May 2001, the Federal Competition Commission had rejected the proposed acquisition and a subsequent appeal of that rejection by Grupo Televisa. Grupo Televisa has appealed the rejection in the Mexican courts, which have not decided the matter.

                MEXICO CITY RADIO AUDIENCE SHARE (1970-2005)(1)

                              [CHART APPEARS HERE]

----------
(1)  Source: INRA.
(2) In 1995, the Company began operating the three stations owned by Radio Programas de Mexico. Accordingly, the Company's audience share includes the audience share of these three stations beginning in 1995. In 1996, the Company acquired these stations.
(3)  In 1995, the three stations owned by Grupo Artsa were acquired by Grupo
     Acir.
(4) In 1994, NRM no longer owned XECO-AM and XEUR-AM, and in 1995, NRM purchased XHMM-FM.
(5) Includes average audience share of stations owned by Grupo Imagen until Grupo Imagen's separation from MVS in December 1999.

         Since 2002, the Company's average Mexico City audience share increased gradually from 32.0% in 2003 to 34.7% in 2004 before declining slightly to 34.6% in 2005. The Company has experienced gradual declines in previous years, which were mainly attributable to increased competition from other radio stations that adopted formats similar to the Company's most successful formats, including Juvenil--Youth Oriented, Grupera--Diverse Musical Genres and News/Talk Show.

         The Company believes that its balanced portfolio of station formats following the RED acquisition reduces the impact of a decline in audience share of any one format segment or station. For example, the Company's most popular station, which was the top-ranked station in Mexico City for the year ended December 31, 2005, represented only 10.4% of the total radio audience. However, there can be no assurance that competition within, or a decline in the popularity of, a given format segment will not decrease the Company's aggregate audience share in the future. In addition, the Company faces strong competition from both television and various print media for advertising revenue.

     OIR Network Competition

         As with radio broadcasting, the Mexican radio-network market is highly competitive. As of December 31, 2005, there were 30 radio networks serving 708 AM radio stations and 437 FM radio stations outside Mexico City. The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company's affiliates that are serviced by OIR to compete effectively.

SIGNIFICANT SUBSIDIARIES

         The following table sets forth the Company's significant subsidiaries at May 31, 2006:

                                                                                PERCENTAGE OF
                                                             JURISDICTION OF    OWNERSHIP AND
           NAME OF THE COMPANY                               ESTABLISHMENT     VOTING INTEREST        DESCRIPTION
----------------------------------------------------------   ---------------   ---------------    -------------------
XEQR, S.A. de C.V.                                                Mexico            99.9%            Radio Station
XERC, S.A. de C.V.                                                Mexico            99.9%            Radio Station
XEEST, S.A. de C.V.                                               Mexico            99.9%            Radio Station
XEQR-FM, S.A. de C.V.                                             Mexico            99.9%            Radio Station
XERC-FM, S.A. de C.V.                                             Mexico            99.9%            Radio Station
XEJP-FM, S.A. de C.V.                                             Mexico            99.9%            Radio Station
XEDKR-AM, S.A. de C.V.                                            Mexico            99.2%            Radio Station
Radio Red, S.A. de C.V.                                           Mexico            99.9%            Radio Station
Radio Red-FM, S.A. de C.V.                                        Mexico            99.9%            Radio Station
Radio Sistema Mexicano, S.A.                                      Mexico            99.9%            Radio Station
Estacion Alfa, S.A. de C.V.                                       Mexico            99.9%            Radio Station
Emisora 1150, S.A. de C.V.                                        Mexico            99.9%            Radio Station
Radio Centro Publicidad, S.A. de C.V.                             Mexico            99.9%          Marketing Company
GRC Publicidad, S.A. de C.V.                                      Mexico            99.9%          Marketing Company
GRC Medios, S.A. de C.V.                                          Mexico            99.9%          Marketing Company
Promotora Tecnica de Servicios Profesionales, S.A. de C.V.        Mexico            99.9%           Service Company
Publicidad y Promociones Internacionales, S.A. de C.V.            Mexico            99.9%           Service Company
Promo Red, S.A. de C.V.                                           Mexico            99.9%           Service Company
GRC Radiodifusion, S.A.(formerly Aerocer, S.A.)                   Mexico            99.9%           Service Company
Universal de Muebles e Inmuebles, S.A. de C.V.                    Mexico            99.8%         Real Estate Company
Inmobiliaria Radio Centro, S.A. de C.V.                           Mexico            99.9%         Real Estate Company
Desarrollos Empresariales, S.A. de C.V.                           Mexico            99.9%         Sub-holding Company
Radiodifusion Red, S.A. de C.V.                                   Mexico            99.9%         Sub-holding Company
Enlaces Troncales, S.A. de C.V.                                   Mexico            99.9%         Sub-holding Company

         Grupo Radio Centro, in addition to being the parent company, is also a marketing company.

PROPERTY AND EQUIPMENT

         All of Grupo Radio Centro's tangible assets are located in Mexico. At December 31, 2005, the net book value of all property and equipment was approximately Ps. 475.4 million (U.S.$44.7 million).

         Grupo Radio Centro's principal executive offices and studios are located in Mexico City and are owned by Grupo Radio Centro. In 1992 Grupo Radio Centro purchased the Constituyentes building, a modern, 102,000 square foot building of which, at December 31, 2005, the Company occupied approximately 81,000 square feet with the remainder available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building. Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities. In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government. As a result of a 1993 change in applicable Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de Mexico, a state-owned entity, to operate its own up-link equipment. This up-link equipment has been operational since the end of 1994 and has been upgraded in December 2005 and the first quarter of 2006 (see "--Business Strategy--Programming"). Grupo Radio Centro continues to own the building in which its administrative offices and studios were located immediately prior to its move into the Constituyentes building. Grupo Radio Centro also owns the land in Mexico City on which the transmission facilities of XERED-AM are located. Grupo Radio Centro believes that its facilities are adequate for its present needs and are suitable for their intended purpose.

         Substantially all of the Company's property, excluding its broadcasting equipment, may become subject to a first priority lien under our credit facility. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Indebtedness--Undrawn Credit Facility."

                              REGULATORY FRAMEWORK

         The business of Grupo Radio Centro is subject to regulation and oversight by the SCT and the Comision Federal de Telecomunicaciones (the Federal Telecommuncations Commission or the "Cofetel"). The SCT is part of the executive branch of the Mexican federal government and Cofetel is an agency of the SCT. Regulation and oversight are governed by the Ley Federal de Radio y Television (the "Federal Radio and Television Law"), the Ley Federal de Telecomunicaciones (the "Federal Telecommunications Law"), the regulations issued pursuant to these laws and the licenses granted by the SCT. We are also subject to oversight by the Procuraduria Federal del Consumidor (Agency For Consumer Protection) and the Federal Competition Commission.

     Regulation of Radio Broadcasting by Mexico

         Licenses. Under the Federal Radio and Television Law, amended by the Mexican Congress in April 2006, owners and operators of radio stations in Mexico must obtain a license from the Mexican government through the SCT to broadcast over a specified channel. Applications are submitted to the Cofetel and, after a formal review process of all competing applications, a license is granted to an applicant with a specific term of 20 years. The SCT may terminate or revoke the license at any time upon the occurrence of, among others, the following events: failure to construct broadcasting facilities within a specified time period; changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization; failure to broadcast for more than 60 days without reasonable justification; and any violation of any of the other terms of the license. Under Mexican law, in the event of revocation of the license for certain specified reasons, Grupo Radio Centro would forfeit its transmission and antenna facilities with respect to the license. In the event of early termination of the license for other causes, the Mexican government would have a right of first refusal to purchase all these assets at a price fixed by an independent appraiser. In addition, in the event that the SCT terminates or revokes a license, the licensee may not obtain a new license for five years and, in some cases, may be forbidden from obtaining a new license. Under current law governing the regulation of the licensing and use of the respective AM and FM frequency spectrums, no additional licenses may be granted for the Mexico City market.

         The licensee has a preferential right to renew the license for periods of up to 20 years (with most terms for renewal currently being up to 12 years) under a non-competitive renewal process. Renewals are generally granted to licensees that have substantially complied with the applicable law. The licenses for nine of Grupo Radio Centro's radio stations set to expire in 2004 were renewed and are now set to expire in 2016. The license for XHRED-FM is set to expire in 2007, and the license for XEJP-FM is set to expire in 2012. The licenses for XEDKR-AM (in Guadalajara) and XESTN-AM (in Monterrey) will expire in October 2015 and November 2015, respectively.

         The licenses contain restrictions on the transfer of shares of the licensee, including the following: the transfer must be to a qualifying Mexican person; the transfer cannot result in a concentration of radio broadcasting holdings that may be contrary to the public interest; and the transfer cannot result in a gain to the seller. All such transfers are subject to prior notice to the SCT. In addition, any transfer of the license is subject to the prior approval of the SCT. A license may only be assigned if it has been in effect for more than three years, the licensee has complied with all of its obligations under the license and the Federal Competition Commission has provided an opinion in favor of the assignment.

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

         Other. In 1993, the Ley Federal de Competencia Economica ("Federal Economic Competition Law"), a law to promote fair competition and to prevent monopolistic practices, became effective, and regulations thereunder were published in 1998. Recent amendments to the law took effect on June 29, 2006.

         As a result of the increase in Grupo Radio Centro's share of the Mexico City radio market following completion of the RED acquisition, the Company is required by the Federal Competition Commission to seek its prior approval in connection with any future acquisitions of radio stations in Mexico, including, without limitation, purchases or leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share, a requirement to which, to the best knowledge of the Company, other Mexican broadcasting companies are not subject generally. Although the Company received Federal Competition Commission approval of its acquisition of XEN-AM in July 2001 because the Company sold two of its AM stations in 2000, no assurance can be given that the Company will be permitted by the Federal Competition Commission to make any additional investments should it desire to do so.

         The 2006 amendments to the Federal Economic Competition Law will strengthen the authority of the Federal Competition Commission, will expand the definition of monopolistic practices, will provide a more rigorous approval process for business combinations and will establish more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of this amendment, it is possible that the Federal Competition Commission will exercise stricter enforcement of the Federal Economic Competition Law, which could restrict our operations.

         The Federal Telecommunications Law became effective in Mexico on June 8, 1995 and was amended by the Mexican Congress in April 2006. The amended Federal Telecommunications Law subjects radio and television broadcasting companies such as Grupo Radio Centro to the oversight of the Cofetel. The Federal Telecommunications Law also covers the transmission of radio signals at certain frequencies at which the Company may wish to transmit in the future. Among other requirements, this law provides that licenses for the transmission of radio signals at certain frequencies be granted pursuant to a competitive bidding procedure.

         In April 2006, the Mexican Congress also amended the Federal Radio and Television Law, among other things, to allow radio and television broadcasting companies such as Grupo Radio Centro to apply for authorizations to provide telecommunications services.

         Mexican law prohibits ownership of radio broadcasting companies by non-Mexicans and Mexican corporations that allow foreign ownership of their voting securities. The adoption of the North American Free Trade Agreement did not changed these Mexican regulations.

     Intellectual Property

         Mexico. Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Instituto Mexicano de la Propriedad Industrial (the Mexican Institute of Industrial Property) the following service marks (and their corresponding design, where indicated):

         o    "Radio Red"                      o    "Stereo 97.7"
         o    "Joya"                           o    "Alegria"
         o    "El Fonografo del Recuerdo"      o    "Centro"
         o    "Variedades"                     o    "Formato 21"
         o    "Stereo Joya"                    o    "Hoy"
         o    "NotiCentro" (and design)        o    "OIR"
         o    "Sensacion" (and design)         o    "Palco Deportivo"
         o    "Universal" (and design)         o    "To2"

         In addition, Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration the following commercial slogans:

         o    "CRC Radiodifusion Internacional"
         o    "Grupo Radio Centro Radiodifusion de Mexico al Mundo"
         o    "ORC Radiodifusion Valle de Mexico"
         o    "OIR Radiodifusion Nacional"
         o    "Radio Centro, la Estacion de la Gran Familia Mexicana"
         o    "SER, Servicios Especializados de Radiodifusion"

         Grupo Radio Centro also obtained the following service marks in connection with the acquisition of RED:

         o    "Radio Programas de Mexico"      o    "UNIRED"
         o    "RPM"                            o    "SERVIRED"
         o    "ALFA 91.3"                      o    "AUTORED"
         o    "BANG"

         United States. Grupo Radio Centro has registered on the principal register of the United States Patent and Trademark Office (the "USPTO") the following service marks:

         o    "Radio Exitos"                   o    "Frente a Frente . . .
         o    "Radio Centro"                         Fuera Mascaras"
         o    "En Concierto"                   o    "Radio Sensacion"
         o    "Reinas de la Popularidad"       o    "Radio Variedades"
                                               o    "Cadena Radio Centro CRC"

         Grupo Radio Centro has also registered on the principal register of the USPTO a sound mark consisting of a series of musical notes and the words "Radio Variedades."

ITEM 4A.  UNRESOLVED STAFF COMMENTS

         Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Grupo Radio Centro's Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 25 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Grupo Radio Centro, including differences related to certain cash flow information, and a reconciliation to U.S. GAAP of operating income, net income and shareholders' equity.

         Among other things, Mexican GAAP requires that financial statements recognize certain effects of inflation. In accordance with these requirements, the Company has restated non-monetary assets and liabilities using the INPC, restated the components of shareholders' equity using the INPC, restated its fixed assets using the INPC, recorded gains or losses in purchasing power from holding monetary assets or liabilities and restated financial data for all periods in the Consolidated Financial Statements, and throughout this Annual Report, in constant pesos as of December 31, 2005. See Item 3, "Key Information--Selected Financial Data."

GENERAL

         Grupo Radio Centro's operating performance is dependent on a number of factors, including its ability to produce popular radio programs that attract the demographic segments of the radio audience sought by advertisers, its share of the total radio audience, the relative advertising cost efficiency of radio compared to other media, its competition, the strength of its radio signals and the quality of its sound, the rate of growth of the local and national economies and government regulation and policies. Grupo Radio Centro's revenue is generated mainly from the sale of commercial airtime. The primary operating expenses involved in owning and operating radio stations are employee salaries, programming expenses, promotion and advertising expenses and depreciation and amortization.

SEASONALITY OF SALES

         Grupo Radio Centro's revenue varies throughout the year. Sales of commercial airtime, Grupo Radio Centro's primary source of revenue, are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. Grupo Radio Centro historically has had sufficient cash flow from operations to meet its operating needs in all four calendar quarters. The general pattern held in 2005 and 2004, as revenue from the sale of commercial airtime was highest in the fourth quarter. In 2003, there was a departure from this general pattern because revenue from the sale of commercial airtime was highest in the second quarter, due to increased advertising expeditures related to congressional political campaigns, and lowest in the third quarter.

         Advertising expenditures by political campaigns represent an important part of the Company's total broadcasting revenue. While the Company's revenue increases significantly during the congressional elections that occur every three years (including in 2003 and 2006), an even more significant increase in revenue results from presidential elections, which occur every six years (coinciding with congressional elections), including in 2000 and 2006. In connection with the July 2006 presidential and congressional elections, political advertising accounted for 31.0% of the Company's total broadcasting revenue in the first quarter of 2006, compared to 1.4% in the first quarter of 2005. In 2005 and 2004, years in which no elections occurred, advertising by political parties constituted only 2.57% and 0.06%, respectively, of total broadcasting revenue. In 2003, in connection with congressional elections that took place in July 2003, advertising by political parties amounted to 21.1% of total broadcasting revenue. See Item 4, "Information on the Company--Business Overview--Broadcasting Operations--Sale of Airtime and Marketing."

         The following table sets forth the Company's broadcasting revenue and broadcasting income (excluding depreciation and amortization) on a quarterly basis, in each case as a percentage of its respective total, for 2005, 2004 and 2003.

                                                                      BROADCASTING INCOME,
                                                                   EXCLUDING DEPRECIATION AND
                                     BROADCASTING REVENUE                AMORTIZATION
                                ------------------------------   ------------------------------
                                  2005       2004       2003       2005       2004       2003
                                --------   --------   --------   --------   --------   --------
First Quarter ..............        18.0%      21.1%      22.8%       9.7%       2.5%      23.2%
Second Quarter .............        23.8       21.1       31.0       19.8       17.0       37.6
Third Quarter ..............        27.3       24.2       21.3       31.8       23.4       14.5
Fourth Quarter .............        30.9       33.6       24.9       38.7       57.1       24.7
                                --------   --------   --------   --------   --------   --------
  Total ....................       100.0%     100.0%     100.0%     100.0%     100.0%     100.0%

ECONOMIC CONDITIONS IN MEXICO

         Grupo Radio Centro's financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company's earnings, generally declines during periods of economic difficulty. The annual rate of inflation in Mexico, as measured by changes in the National Consumer Price Index, was 3.33% for 2005. Inflation for the first quarter of 2006 was 0.86%. The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

COST-CONTROL MEASURES

         Part of the Company's operating strategy is cost control. In 2005, production costs for news programming produced by the Company decreased 18.4%, primarily due to reductions in the total compensation paid to on-air personalities and their production crews. Personnel expenses decreased 4.9% in 2004 and 1.9% in 2003, mainly as a result of a reduction in personnel. The change in personnel in 2003 resulted in severance payments of Ps. 4.2 million, which were included under other expenses (net). The Company made no severance payments in 2004 or 2005. See Note 18 to the Consolidated Financial Statements.

LOSS CONTINGENCY

         In 2002, Infored, S.A. de C.V. ("Infored") and Jose Gutierrez Vivo initiated an arbitration proceeding against us, seeking rescission of contract and damages. In March 2004, an arbitration panel of the International Chamber of Commerce notified us of its decision to rescind the contract and award Infored and Mr. Gutierrez Vivo, collectively, U.S.$21.1 million, which represents the amount we would have been required to pay under the contract. As a result of the damages award, we recorded a provision for this contingent liability in the amount of U.S.$21.1 million as of December 31, 2003. For the years ended December 31, 2005 and 2004, we also recorded Ps. 13.3 million and Ps. 6.6 million, respectively, in interest relating to this provision. As of March 31, 2006, the provision amounted to Ps. 253.6 million. We successfully challenged the validity of the arbitration award, and on June 16, 2006, a Mexican court set aside and refused to enforce in Mexico the arbitration award. As a result, the provision was reversed and recorded as an extraordinary income item in June 2006. See Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings".

RECENT ACCOUNTING PRONOUNCEMENTS

         In March of 2003, the Instituto Mexicano de Contadores Publicos (the "IMCP") issued Bulletin C-15 "Deterioro en el Valor de los Activos de Larga Duracion y su Disposicion" (Impairment of the Value of Long-Lived Assets and their Disposal or "C-15"), which must be applied to financial statements for periods beginning January 1, 2004. C-15 sets forth, among other things, new rules for the calculation and recognition of impairment losses, including any subsequent reversals. C-15 establishes the criteria used to determine whether impairment of a long-lived asset in use, either tangible or intangible (including goodwill), has occurred. To calculate impairment loss, it is necessary to determine the asset's recovery value. Recovery value is defined as the greater of the net sales price of a cash-generating unit of the asset and the asset's use value, which is the present value of estimated future cash flows. In accordance with C-15, the Company conducted impairment analysis for the year ended December 31, 2005 of its Ps. 1.2 billion of long-lived assets, including goodwill, and this analysis resulted in no impairment.

         In March of 2004, the IMCP issued Bulletin B-7 "Adquisiciones de Negocios" (Business Acquisitions or "B-7"), which must be applied to financial statements for periods beginning January 1, 2005. B-7 establishes that the purchase price method is the only permissible method to account for business combinations, including acquisitions, investment in the shares of an associated entity and combinations accomplished by transferring cash, assets, debt issuances or shares. The goodwill of an acquired entity is no longer amortized; rather it is subject to impairment testing, in accordance with Bulletin C-15, on at least an annual basis. B-7 requires that goodwill still being amortized on its effective date cease amortization and be subject to impairment testing. As a result of the adoption of B-7, the Company's Ps. 767.6 million of goodwill as of December 31, 2005 was subject to impairment testing, and this testing resulted in no impairment. For impairment evaluation purposes, we have only one operating segment, which consists of one reporting unit, and all goodwill is allocated to that operating segment.

         Effective January 1, 2005, the Company adopted amendments to Bulletin D-3, "Labor Obligations," which sets forth guidelines relating to the recognition of a liability for severance payments at the end of a work relationship for reasons other than restructuring. The severance payments are recorded in accordance with actuarial calculations based on the Company's severance indemnity history over the last three years. The liability recorded by the Company for the year ended December 31, 2005 as a result of adopting the amendment to this bulletin was Ps. 8.7 million.

CRITICAL ACCOUNTING POLICIES

     Impairment Testing

         The Company is required to test for impairment of its long-lived assets in use, including goodwill and other intangible assets, at least on an annual basis. To calculate impairment loss of long-lived assets in use, it is necessary to determine the asset's recovery value. Recovery value is defined as the greater of the net sales price of a cash-generating unit of the asset and the asset's use value, which is the present value of estimated future cash flows. The determination of the underlying assumptions related to the recoverability of long-lived assets, including goodwill and other intangible assets, is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about the Company's business and prospects, or changes in market conditions, could result in an impairment charge.

2005 VS. 2004 RESULTS OF OPERATIONS

         Broadcasting revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses. For the year ended December 31, 2005, broadcasting revenue was Ps. 591.1 million, a 3.7% increase compared to the Ps. 570.0 million reported for 2004. This increase was mainly attributable to higher advertising expenditures by the Company's clients, which purchased more airtime during the year ended December 31, 2005 compared to 2004.

         Broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) include the cost of personnel, the cost of sales, costs related to the Company's marketing and promotional efforts and other miscellaneous expenses related to the Company's broadcasting operations. The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2005 were Ps. 385.1 million, a 3.6% decrease compared to the Ps. 399.4 million reported for 2004. This reduction in broadcasting expenses was primarily attributable to (i) lower news programming costs, which resulted from the termination of news programming produced for the Company by a third party at the end of the first quarter of 2004, and (ii) lower costs for the production of news programs produced by the Company during the year ended December 31, 2005 compared to 2004. These two factors were partially offset by an increase in the allowance for doubtful accounts and the creation of a reserve covering severance payments to the Company's terminated employees as required under Bulletin D-3 "Labor Obligations."

         Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2005 was Ps. 206.0 million, representing an increase of 20.8% compared to the Ps. 170.6 million reported for the same period of 2004. This increase was attributable mainly to the increase in broadcasting revenue and the decrease in broadcasting expenses described above.

         The Company's gross margin (broadcasting income divided by broadcasting revenue) for 2005 was 34.8%, an increase of 16.4% compared to the gross margin of 29.9% for 2004. This increase was mainly attributable to an increase in broadcasting revenue from 2004 to 2005 and a decrease in broadcasting expenses from 2004 to 2005 for the reasons described above.

         For the year ended December 31, 2005, depreciation and amortization was Ps. 37.0 million, a decrease of 63.4% compared to the Ps. 101.1 million reported for 2004. This decrease was due to the fact that the Company did not amortize goodwill in 2005 (compared to Ps. 68.5 million of goodwill that was amortized in 2004) as a result of the implementation of a new accounting principle, Bulletin B-7. See "--Recent Accounting Pronouncements."

         Corporate, general and administrative expenses consist of the salaries, bonuses and other compensation paid to the Company's key executive officers and the Chairman of its Board of Directors. The Company's corporate, general and administrative expenses for the year ended December 31, 2005 totalled Ps. 21.0 million, a slight decrease compared to the Ps. 22.1 million reported for the same period of 2004, which resulted primarily from the Company no longer recording the compensation of an executive officer in corporate, general and administrative expenses, but rather in costs of personnel, which is included in broadcasting expenses.

         The Company reported operating income of Ps. 148.0 million for 2005, an increase of 212.9% compared to operating income of Ps. 47.3 million reported for 2004, principally due to an increase in broadcasting income, which primarily resulted from the increase in broadcasting revenue and the decrease in broadcasting expenses described above, and the decrease in depreciation and amortization.

         Under Mexican GAAP, comprehensive cost of financing reflects interest income, interest expense, foreign currency exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. The Company's comprehensive cost of financing for the year ended December 31, 2005 was Ps. 12.8 million, a decrease of 32.0% compared to a comprehensive cost of financing of Ps. 18.8 million for 2004. This change is mainly attributable to a gain on foreign currency exchange, net of Ps. 10.5 million for 2005, which resulted from the appreciation of the Peso against the U.S. Dollar in 2005, compared to a loss on foreign currency exchange, net of Ps.
2.6 million reported for 2004. The effect of this difference was partially offset by a gain on net monetary position of Ps. 6.7 million for the year ended December 31, 2005 compared to a gain on net monetary position of Ps. 16.0 million for 2004, which resulted primarily from (i) a lower rate of inflation for 2005 compared to the rate of inflation for 2004 and (ii) lower net monetary liabilities in 2005 compared to net monetary liabilities in 2004.

         Other expenses, net is other expenses net of other income. Other expenses include, among other things, compensation paid to members of the Company's Executive Committee, maintenance and leasing costs of real property not in use, costs related to the arbitration proceeding with Infored and Mr. Gutierrez Vivo and other consultant and legal fees. Other income includes, among other things, the increase in book value of buildings held for sale and income from the sale of surplus broadcasting supplies and recovery of expenses. Other expenses, net for the year ended December 31, 2005 were Ps. 48.6 million, a 1.9% increase compared to Ps. 47.7 million reported for 2004. Although there was a decrease in other expenses in 2005 compared to 2004 due to a reduction in 2005 of legal fees related to the arbitration with Infored and Gutierrez Vivo, this was more than offset by a decrease in other income in 2005 compared to 2004. In 2004, the Company recorded higher other income primarily due to the reappraisal of certain real estate assets of the Company.

         For the year ended December 31, 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 86.6 million compared to a loss before provisions for income tax and employee profit sharing of Ps. 19.2 million for 2004 as a result of the factors described above.

         The statutory rate of the Mexican corporate income tax was 30.0% in 2005, 33.0% in 2004 and 34.0% in 2003. Like other Mexican companies, we are required by law to pay our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). During 2005, the Company recorded provisions for income tax and employee profit sharing of Ps.
21.7 million compared to provisions for income tax and employee profit sharing of Ps. 20.4 million for 2004. This increase was primarily due to the increase in taxable income for the year ended December 31, 2005 compared to 2004, which offset the effect of the Company's application of tax loss carryforwards.

         As a result of the foregoing, the Company reported net income of Ps.
64.9 million for the year ended December 31, 2005 compared to a net loss of Ps.
39.6 million for the same period of 2004.

2004 VS. 2003 RESULTS OF OPERATIONS

         For the year ended December 31, 2004, broadcasting revenue was Ps.
570.0 million, a 36.4% decrease compared to Ps. 896.8 million reported for 2003. This decrease was mainly attributable to a decline in political party advertising expenditures following the July 2003 congressional elections, as well as the termination of a former news program at the end of the first quarter of 2004.

         The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for 2004 were Ps. 399.4 million, a 25.6% decrease compared to Ps. 536.5 million reported for the year ended December 31, 2003. This decrease was primarily attributable to lower production costs for news programming, which a third party produced for the Company until the end of the first quarter of 2004.

         Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for 2004 was Ps. 170.6 million, representing a decrease of 52.7% from the Ps. 360.3 million reported for the year ended December 31, 2003. This decrease was primarily attributable to the decrease in broadcasting revenue resulting from the decrease in political advertising in 2004 compared to 2003.

         The Company's gross margin (broadcasting income divided by broadcasting revenue) for 2004 was 29.9%, a decrease of 25.6% compared to the gross margin of 40.2% for 2003. This decrease was mainly attributable to the decrease in broadcasting revenue from 2003 to 2004, which was greater than the decrease in broadcasting expenses from 2003 to 2004, the decreases in broadcasting revenue and broadcasting expenses being due to the reasons described above.

         Depreciation and amortization for 2004 was Ps. 101.1 million, a decrease of 18.0% compared to Ps. 123.3 million reported for the year ended December 31, 2003. This decrease was mainly due to the write-off of goodwill in connection with a Company subsidiary during 2003.

         The Company's corporate, general and administrative expenses for 2004 were Ps. 22.1 million, a decrease of 66.2% compared to Ps. 65.4 million reported for 2003. This decrease occurred primarily because the Company paid lower fees during 2004 to a third party after it ceased producing news programs for the Company.

         For 2004, the Company reported operating income of Ps. 47.3 million compared to operating income of Ps. 171.6 million reported for 2003. The substantial decline in political advertising during 2004 contributed to this 72.4% decrease.

         The Company's comprehensive cost of financing for 2004 was Ps. 18.7 million, a decrease of 47.6% from the comprehensive cost of financing of Ps.
35.7 million reported for 2003. This result was primarily attributable to (i) a gain in net monetary position of Ps. 16.0 million for 2004 compared to a loss of Ps. 0.3 million for 2003 due to higher net monetary liabilities for 2004 and
(ii) a decrease in foreign currency exchange loss, net, which fell to Ps. 2.6 million for 2004 from Ps. 7.0 million for 2003. The factors leading to the decrease in the Company's comprehensive cost of financing were partially offset by an increase in interest expense for 2004.

         Other expenses, net, for the year ended December 31, 2004 were Ps. 47.7 million, a 33.5% decrease compared to Ps. 71.7 million reported for 2003. This decrease is attributable to (i) the recognition of income in 2004 following the reappraisal of certain real estate assets of the Company, (ii) severance payments made during the first quarter of 2003 in connection with personnel reductions and (iii) lower expenses in 2004 due to the termination of operations in 2003 of certain Internet-related subsidiaries of the Company.

         The Company reported a loss before extraordinary item and provisions for income tax and employee profit sharing for 2004 of Ps. 19.2 million, in contrast to income of Ps. 64.2 million reported for 2003.

         The Company reported a loss before provisions for income tax and employee profit sharing of Ps. 19.2 million for 2004, compared to a loss before provisions for income tax and employee profit sharing of Ps. 306.2 million for 2003. The larger loss before provisions for income tax and employee profit sharing for 2003 was due to the provision for the contingent liability that resulted from the damages award in the arbitration proceeding with Infored and Mr. Gutierrez Vivo.

         For 2004, the Company recorded provisions for income tax and employee profit sharing of Ps. 20.4 million, compared to a reduction in provision for income tax and employee profit sharing of Ps. 39.0 million for 2003.

         As a result of the foregoing, the Company had a net loss of Ps. 39.6 million for the year ended December 31, 2004, compared to net loss of Ps. 267.2 million for 2003.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary source of liquidity is cash flow from operations. The Company's operating activities provided Ps. 138.7 million in 2005, Ps. 24.9 million in 2004 and Ps. 241.0 million in 2003. Cash flow from operations historically has been sufficient to cover the Company's working capital needs. Nevertheless, at December 31, 2005 and 2004, the Company had a working capital deficit of Ps. 113.9 million and Ps. 184.8 million, respectively, due to the recorded provision for the contingent liability in connection with the arbitration proceeding with Infored and Mr. Gutierrez Vivo.

         The Company expects to be able to meet its additional working capital needs in 2006 with cash flow from its operations. Grupo Radio Centro invests its cash balances generally in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers. The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

         During 2005, the Company's principal use of funds, other than operating purposes and capital expenditures, was the payment of indebtedness totaling Ps.
62.3 million and the acquisition of all the outstanding shares of Aerocer, S.A., an aircraft service company, for a total cash purchase price of Ps. 10.8 million, which includes Ps. 7.7 million in excess book value. In 2005, the Company repurchased on the open market 133,300 Series A Shares at an aggregate cost of Ps. 1.4 million (Ps. 1.2 million nominal amount). During 2004, the Company's principal use of funds, other than operating purposes and capital expenditures, was the payment of indebtedness totaling Ps. 70.6 million. In 2004, the Company repurchased on the open market 115,000 Series A Shares at an aggregate cost of Ps. 740,000 (Ps. 692,544 nominal amount). During 2003, the Company's principal use of funds, other than for operating purposes and capital expenditures, was the payment of indebtedness totaling Ps. 139.6 million and the payment of dividends totaling Ps. 61.3 million (Ps. 55.0 million nominal amount). In 2003, the Company repurchased on the open market 57,000 shares of the Company at an aggregate cost of Ps. 403,000 (Ps. 360,000 nominal amount). Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

     Indebtedness

         Scotiabank Inverlat Loan Agreement. On October 30, 2000, we entered into a five-year loan agreement for a U.S.$35 million loan from Scotiabank Inverlat, S.A. Over time, we entered into several amendments to the loan agreement to modify, among other terms, the maturity of the loan, the principal amount of the loan, the denomination of the principal amount, the annual interest rate and several financial covenants. On March 31, 2005, we obtained a waiver from Scotiabank Inverlat of non-compliance with covenants requiring us to maintain a certain ratio of total liabilities to EBITDA. On May 6, 2005, we entered into an amendment to the Scotiabank Inverlat loan agreement to increase the ratio of total liabilities to EBITDA for all periods of the year ending December 31, 2005. At December 31, 2005, we were in compliance with all covenants under the Scotiabank Inverlat loan agreement. As of December 31, 2005, the loan bore interest at an annual rate of 10.3% and was scheduled to mature on October 31, 2007. On May 17, 2006, we prepaid the outstanding balance of Ps.
84.9 million under the loan agreement.

         At December 31, 2005, our total indebtedness was Ps. 113.2 million, all of which was related to the Scotiabank Inverlat loan. Our short-term indebtedness was Ps. 56.6 million relating to the current portion of the Scotiabank Inverlat loan, while our long-term indebtedness was Ps. 56.6 million relating to the non-current portion of the Scotiabank Inverlat loan. See Note 14 to the Consolidated Financial Statements. We currently have no bank debt.

         Undrawn Credit Facility. On May 16, 2006, we entered into a credit facility with GE Capital CEF Mexico, S. de R.L. de C.V. and Banco Inbursa, Institucion de Banca Multiple, Grupo Financiero Inbursa for a secured, guaranteed peso-denominated loan in a principal amount equivalent to U.S.$21.0 million. The credit facility is guaranteed by several of our subsidiaries and will be secured by a first priority lien on substantially all of our property, including our corporate headquarters and excluding any equipment used for broadcasting. The credit facility provides that, subject to certain conditions, we may draw down on it at any time before May 16, 2008, provided that a final judgment has been rendered in connection with the execution of the arbitration award in favor of Infored and Mr. Gutierrez Vivo. A final judgment in our favor was issued on June 16, 2006. The principal remaining conditions to drawing down include that there be no material adverse change resulting in a loss or liability to us equivalent to 5% or more of our total assets (as such condition is more fully defined in the credit facility); that the loan be secured by a first priority lien on substantially all of our property in favor of the lenders; and that no event of default under the credit facility has occurred. The credit facility also contains restrictive covenants and covenants requiring us to maintain quarterly financial ratios (using terms defined in the credit facility). The financial covenants include an interest coverage ratio of at least 3 to 1, a total debt to EBITDA ratio of no more than 2 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance of at least U.S.$1.75 million, and shareholders' equity of at least Ps. 850 million. If any of the conditions to draw down is not met, we will be unable to obtain funds under the credit facility.

         We may use the proceeds of the credit facility for working capital purposes in an amount up to Ps. 100 million, with the remaining amount, upon the lenders' approval, for other corporate purposes. If we draw down on the credit facility, we will be required to repay the principal amount of the loan in ten semi-annual installments and make quarterly interest payments at an annual rate equal to the 28-day Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or TIIE) plus 2.75%. As of the date of this Annual Report, we have not drawn down on the line of credit.

OFF-BALANCE SHEET ARRANGEMENTS

         In 2005, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company's financial condition.

CONTRACTUAL OBLIGATIONS

         In the table below we set forth our long-term debt obligations as of December 31, 2005, and the period in which these obligations come due. Currently, we have no long-term debt obligations, capital lease obligations, operating leases, irrevocable purchase obligations or other long-term obligations.

                                                                PAYMENTS DUE BY PERIOD
                                                                   (IN THOUSANDS)
                                                              (AS OF DECEMBER 31, 2005)
                                       --------------------------------------------------------------------
                                                      LESS THAN 1                               MORE THAN 5
                                          TOTAL           YEAR        1-3 YEARS     3-5 YEARS       YEARS
                                       -----------    ------------   -----------   ----------   -----------
Long-term debt obligations(1)...       Ps. 113,236    Ps.   56,618   Ps.  56,618            -             -

----------
(1) On May 17, 2006, the Company prepaid all amounts outstanding under its loan agreement with Scotiabank Inverlat.

U.S. GAAP RECONCILIATION

         Net income (loss) under U.S. GAAP for 2005 was Ps. 64.9 million, for 2004 was Ps. 11.7 million and for 2003 was (Ps. 355.0 million). The slight difference between net income under U.S. GAAP and Mexican GAAP for the year ended December 31, 2005 was due to the treatment under U.S. GAAP of minority interest in subsidiaries of the Company as a liability. The difference between net income under U.S. GAAP and Mexican GAAP for the years ended December 31, 2004 and 2003 was primarily attributable to the amortization of goodwill with respect companies purchased from related parties. Under Mexican GAAP prior to December 31, 2004, goodwill was amortized using a straight-line method based on an asset's estimated useful life. As a result of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," amortization of goodwill under U.S. GAAP ceased as of January 1, 2002, and U.S. GAAP requires testing goodwill for impairment at least once a year. In accordance with the requirements of SFAS 142, the Company performed an analysis for impairment of its goodwill as of December 31, 2003, December 31, 2004 and December 31, 2005. For the years ending December 31, 2005 and 2004, no impairment adjustment was necessary. For the year ending December 31, 2003, a goodwill impairment adjustment under U.S. GAAP was necessary in the amount of Ps. 165.8 million (U.S.$15.6 million) relating to the rescission of the December 23, 1998 program services agreement between the Company and Infored and Mr. Gutierrez Vivo, whereby Infored and Mr. Gutierrez Vivo agreed to provide the Company with original news programs and special-event productions for radio until 2015, and the associated decline in anticipated advertising revenues.

         Operating income (loss) under U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 was Ps. 99.1 million, Ps. 48.7 million and (Ps. 358.4 million), respectively. The principal differences between operating income
(loss) under Mexican GAAP and U.S. GAAP are that (1) with respect to all periods, certain other expenses, net of the Company that are classified as non-operating charges under Mexican GAAP are charged against operations under U.S. GAAP and (2) with respect to the years ended December 31, 2004 and 2003, goodwill, including goodwill arising from entities under common control, that is amortized under Mexican GAAP is not amortized under U.S. GAAP. In addition, for the year ended December 31, 2003, the Company's extraordinary item relating to the provision for the contingent arbitration losses is classified as a non-operating charge to earnings under Mexican GAAP, whereas for U.S. GAAP reporting purposes this represents an operating charge against the Company's earnings.

         Shareholders' equity under U.S. GAAP was approximately Ps. 1,039.8 million at December 31, 2005, Ps. 973.4 million at December 31, 2004 and Ps.
953.3 million at December 31, 2003. In 2005, 2004 and 2003, the difference between shareholders' equity under U.S. GAAP and Mexican GAAP was mainly due to the treatment of amortization of goodwill for the years ended December 31, 2004 and 2003 with respect to companies purchased from related parties. The amortization of goodwill under U.S. GAAP was not permitted as of January 1, 2002, but was not prohibited under Mexican GAAP until as of January 1, 2005.

         For a further discussion of the differences between Mexican GAAP and U.S. GAAP as they relate to Grupo Radio Centro, see Note 25 to the Consolidated Financial Statements. Pursuant to Mexican GAAP, Grupo Radio Centro's financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP. Due to the Company's adoption of Bulletin D-4 in 1999, the Company's financial statements for 2005, 2004 and 2003 include an expanded recognition of deferred taxes under Mexican GAAP that more closely parallels U.S. GAAP. Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements (see Note 25 to the Consolidated Financial Statements).

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

         The Board of Directors currently consists of twelve members. Alejandro Sepulveda de la Fuente is the Secretary to the Board of Directors. The current members of the Board of Directors were reelected at the annual shareholders meeting on April 27, 2006. Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below. In addition to the "other directorships" listed below, two Aguirre members of the Board of Directors, Francisco Aguirre and Maria Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

Francisco Aguirre G.                  Age:                         64
(Chairman)                            Years as director:           6
                                      Principal occupation:        Private Investor
                                      Other directorships:         Chairman of the board of
                                                                   Grupo Radio Mexico, S.A. de C.V.

Maria Esther Aguirre G.               Age:                         66
(First Vice President)                Years as director:           6
                                      Principal occupation:        Private Investor

Maria Adriana Aguirre G.              Age:                         59
(Second Vice President)               Years as director:           6
                                      Principal occupation:        Private Investor

Ana Maria Aguirre G.                  Age:                         61
                                      Years as director:           35
                                      Principal occupation:        Private Investor
                                      Other directorships:         Director of Avon Cosmeticos, S.A. de C.V.

Carlos Aguirre G.                     Age:                         51
                                      Years as director:           6
                                      Principal occupation:        General Director of Grupo Radio Centro

Rafael Aguirre G.                     Age:                         48
                                      Years as director:           13
                                      Principal occupation:        Private Investor
                                      Other directorships:         Director of the Quintana Roo branch of HSBC
                                                                   Mexico, S.A. (formerly Banco
                                                                   Internacional, S.A.); Director of the
                                                                   Yucatan Peninsula branch of
                                                                   Banco Nacional de Mexico, S.A.

Jose Manuel Aguirre G.                Age:                         43
                                      Years as director:           6
                                      Principal occupation:        Real Estate Investor

Pedro Beltran N.                      Age:                         62
                                      Years as director:           4
                                      Principal occupation:        Finance and Administrative Director and Chief
                                                                   Financial Officer of Grupo Radio Centro

Luis Alfonso Cervantes Muniz          Age:                         50
                                      Years as director:           1
                                      Principal occupation:        Attorney

Gustavo Gabriel Llamas Monjardin      Age:                         43
                                      Years as director:           1
                                      Principal occupation:        Public Accountant

Thomas Harold Raymond Moffet          Age:                         64
                                      Years as director:           6
                                      Principal occupation:        President of Amsterdam Pacific Capital, LLC
                                                                   (a financial advisory firm)

Luis de la Fuente Baca                Age:                         60
                                      Years as director:           6
                                      Principal occupation:        Financial Advisor

         Ms. Maria Esther G. de Aguirre is the Honorary Chairperson for life of the Board of Directors of the Company and also is the mother of Francisco Aguirre G., Maria Adriana Aguirre G., Maria Esther Aguirre G., Ana Maria Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and Jose Manuel Aguirre G.

         Francisco Aguirre G., Maria Esther Aguirre G., Maria Adriana Aguirre G., Ana Maria Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and Jose Manuel Aguirre G. are shareholders of the Company; Pedro Beltran N. is an employee of the Company and Luis Alfonso Cervantes Muniz is an advisor to affiliates of the Company; and Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardin and Luis de la Fuente Baca are independent directors, as defined under the Mexican Securities Market Law.

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

         The bylaws also provide that the Board of Directors shall present to the shareholders at the annual shareholders meeting the reports of the Audit Committee. The bylaws of the Company were amended on April 22, 2005 to provide that, independently and without prejudice to the exercise of the powers granted to the Board of Directors pursuant to current Mexican law, the Board of Directors shall be entitled to grant or delegate in favor of the Audit Committee those powers that it deems necessary or convenient to comply with the legal and regulatory provisions applicable to the Company, as well as to determine the rules pursuant to which the Audit Committee shall exercise such powers, including the right to revoke or modify them.

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

         Currently, the Audit Committee consists of three members: Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardin and Luis de la Fuente Baca, as committee chairman. As required by our bylaws and applicable laws and regulations, all members are independent members as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See Item 16A, "Audit Committee Financial Expert."

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

         The Company currently has one statutory auditor, Sergio Hernandez Gonzalez, and one alternate statutory auditor, Patricio Montiel F.

EXECUTIVE OFFICERS

         The executive officers of Grupo Radio Centro are as follows:

Carlos Aguirre G.                       Years as officer:          27
  General Director                      Years of service:          32

Pedro Beltran N.                        Years as officer:          20
  Finance and Administrative Director   Years of service:          20
  and Chief Financial Officer

Arturo Yanez F.                         Years as officer:          22
  Director of Auditing                  Years of service:          22

Sergio Gonzalez L.                      Years as officer:          22
  Operations Director                   Years of service:          22

Luis Cepero A.                          Years as officer:          23
  Audio Engineering Director            Years of service:          45

Eduardo Stevens A.                      Years as officer:          16
  Transmission Engineering Director     Years of service:          26

Gonzalo Yanez V.                        Years as officer:          6
  Marketing Director                    Years of service:          9

Rodolfo Nava C.                         Years as officer:          6
  Treasurer and Financial Information   Years of service:          20
  Manager

Alvaro Fajardo de la Mora               Years as officer:          21
  General Counsel                       Years of service:          21

Luis Miguel Carrasco N.                 Years as officer:          8
  Commercial Director                   Years of service:          13

COMPENSATION

         For the year ended December 31, 2005, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 19.1 million, of which approximately Ps. 3.2 million was paid in the form of bonus awards. These bonus awards were determined based on various factors, including quarterly financial results and station ratings and rankings.

         The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2005 was Ps. 17.2 million. The total of payments to directors for attendance at Board of Director meetings during 2005 was Ps. 275,880. The total payments to Audit Committee members for attendance at Audit Committee meetings during 2005 was Ps. 203,280.

BOARD PRACTICES

         None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment.

EMPLOYEES

         At December 31, 2005, Grupo Radio Centro employed a total of 422 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Television, Similares y Conexos de la Republica Mexicana (the Radio and Telecommunications Workers Union or the "Union"). At December 31, 2004, the Company employed a total of 395 full-time employees, and at December 31, 2003, the Company employed a total of 394 full-time employees. Grupo Radio Centro also employs a varying number of temporary employees. During 2005, the Company employed an average of 67 temporary employees.

         Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the "Contrato Ley") that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union in the event exceptions from the Contrato Ley are desired. All of Grupo Radio Centro's current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley will expire on January 31, 2008; however, salary increases are implemented annually. On February 1, 2006, the Company and the Union agreed to a 4.5% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

SHARE OWNERSHIP

         As of June 20, 2006, the Aguirre members of the Board of Directors had beneficial ownership, primarily through the two Mexican trusts through which they hold their Series A Shares, of 85,331,916 Series A Shares of the Company, representing 52.6% of the outstanding Series A Shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

         None of the Company's other directors or officers is the beneficial owner of more than 1% of the Company's outstanding capital stock.

SIGNIFICANT DIFFERENCES BETWEEN NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE STANDARDS AND OUR CORPORATE GOVERNANCE PRACTICES

         Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we have prepared a summary of the ways in which our corporate governance practices differ from those of U.S. domestic companies under the NYSE's corporate governance rules. This summary can be accessed on our web site at http://www.grc.com.mx.

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

         The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of June 20, 2006. All CPOs previously held by the Controlling Trusts were converted to Series A Shares in 2003.

                                                         SERIES A SHARES             PERCENTAGE OF
                NAME OF PERSON OR GROUP                 BENEFICIALLY OWNED         SERIES A SHARES(1)
      ---------------------------------------------     ------------------         ------------------
      Old Controlling Trust........................      11,669,527                       7.2%
      New Controlling Trust........................      72,351,119                      44.6%
      Maria Esther Aguirre Gomez...................      84,527,780 (2)(3)               52.1%
      Francisco de Jesus Aguirre Gomez.............      84,020,646 (2)                  51.8%
      Maria Adriana Aguirre Gomez..................      84,020,646 (2)                  51.8%
      Ana Maria Aguirre Gomez......................      84,070,246 (2)(4)               51.9%
      Carlos de Jesus Aguirre Gomez................      84,535,413 (2)(5)               52.1%
      Rafael Felipe de Jesus Aguirre Gomez.........      84,215,415 (2)(6)               51.9%
      Jose Manuel Aguirre Gomez....................      84,065,646 (2)(7)               51.9%

      ----------
     (1) Percentages are based on 162,125,261 Series A Shares issued and outstanding as of June 20, 2006.

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

     (3) Includes 402,374 Series A Shares and 11,640 ADSs beneficially owned by Maria Esther Aguirre Gomez, in addition to the Family Shares.

     (4) Includes 49,600 Series A Shares beneficially owned by Ana Maria Aguirre Gomez, in addition to the Family Shares.

     (5) Includes 249,267 Series A Shares and 29,500 ADSs beneficially owned by Carlos de Jesus Aguirre Gomez, in addition to the Family Shares

     (6) Includes 21,641 ADSs beneficially owned by Rafael Felipe de Jesus Aguirre Gomez, in addition to the Family Shares

     (7) Includes 5,000 ADSs beneficially owned by Jose Manuel Aguirre Gomez, in addition to the Family Shares.

         The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

         The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, "Additional Information--Bylaws and Mexican Law--Limitations Affecting Non-Mexican Holders--Share Ownership." At June 6, 2006, to the best knowledge of the Company, approximately 34.1% of the outstanding Series A Shares were represented by ADSs. It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

RELATED PARTY TRANSACTIONS

         The Company engages in a variety of transactions with affiliates. Pursuant to the Company's bylaws, the related party transaction policy adopted by the Company's Board of Directors in February 2006 and Mexican law, the Audit Committee of Company's Board of Directors must express an opinion on, and Company's Board of Directors has exclusive power to approve, any transaction with a related party unless the transaction (i) is within the ordinary course of Company's business; (ii) entails the purchase or sale of less than 10% of the Company's assets, a guarantee for less than 30% of Company's assets or any other transaction involving less than 1% of the Company's assets; or (iii) is carried out at a market price similar to what would be obtained from a third party.

     Family Control of OIR Network Affiliates

         In addition to their participation in the Company, members of the Aguirre family owned or controlled 13 of the 106 affiliates in the network serviced by OIR at December 31, 2005. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 13.7%, 18.9% and 18.9% of OIR revenue (or 0.3%, 0.5% and 0.5% of Grupo Radio Centro's total broadcasting revenue) for the fiscal years ended December 31, 2005, 2004 and 2003, respectively. Grupo Radio Centro has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

     Service Contract

         On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre Gomez, Chairman of the Board of Directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 5.3 million in 2005, Ps. 13.1 million in 2004 and Ps. 10.8 million in 2003. See Note 6 to the Consolidated Financial Statements.

     Sale of Goods and Services

         The Company makes available to employees, including key management personnel, and directors and directors' family members goods and services obtained by the Company in barter transactions. These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company's employees. The Company received a total of Ps. 1.9 million and Ps. 1.0 million in 2005 and 2004, respectively, from executive officers and directors and their families in connection with these transactions. See Note 6 to the Consolidated Financial Statements.

     Attention to Aguirre Family Matters

         Carlos Aguirre G., the General Director, and to a lesser extent, Pedro Beltran, the Chief Financial Officer, Arturo Yanez, the Internal Auditor, and Alvaro Fajardo, the General Counsel, have spent a portion of their time on Aguirre family matters for which Grupo Radio Centro has not been separately compensated.

     Loans to Executive Officers

         From January 1, 2004 until June 2005, the Company extended credit to eight of its executive officers in compensatory transactions that are customary in Mexico. The maximum aggregate amount outstanding during this period was Ps.
0.9 million (nominal amount), and the loans ranged from non-interest bearing loans to loans with an annual rate of interest of 12.0%. These loans have been repaid in full.

         For further information regarding transactions between Grupo Radio Centro and related parties, see Note 6 to the Consolidated Financial Statements.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

         See Item 18, "Financial Statements" and pages F-1 through F-45.

OTHER FINANCIAL INFORMATION

     Legal and Arbitration Proceedings

         Through a series of transactions effected in 1995 and early 1996, the Company acquired five radio stations owned by RED as well as the exclusive radio broadcasting rights to Monitor, a news and talk radio program. On December 23, 1998, the Company entered into the Infored Agreement with Infored and Mr. Gutierrez Vivo, the principal anchor of Monitor, to provide the Company with original news programs and special-event productions for radio until 2015 (the "Infored Agreement"). The Infored Agreement provided that Mr. Gutierrez Vivo would continue as Monitor's host until at least the end of 2003.

         In May 2002, Mr. Gutierrez Vivo and Infored initiated an arbitration proceeding pursuant to which they sought rescission of the Infored Agreement and damages. On March 1, 2004, the International Chamber of Commerce ("ICC") notified the Company that, by majority vote of two of the three arbitrators, the ICC panel held that the Company was in breach of its contract with Infored and Mr. Gutierrez Vivo. As a result, the contract was rescinded and Infored and Mr. Gutierrez Vivo together were awarded a total of U.S.$21.1 million in damages, which represents the amount the Company would be required to pay under the contract after taking into account prepayments made by the Company. The Company challenged the validity of this decision in the Mexican courts, and, in November of 2004, the arbitration award was set aside. On August 11, 2005, District Judge 6 of Civil Matters granted Infored and Mr. Guitierrez Vivo an amparo, in effect overturning the November 2004 decision. On August 25, 2005, we challenged District Judge 6's ruling in a proceeding before the Federal District's Thirteenth Circuit Court of Civil Matters. On June 16, 2006, the Federal District's Thirteenth Circuit Court of Civil Matters set aside and refused to enforce in Mexico the arbitration award. This ruling is not subject to further judicial review in Mexico.

         The Company plans to initiate proceedings in the Mexican courts to recover up to U.S.$15 million in amounts that it had prepaid for future services to be provided by Infored and Mr. Gutierrez Vivo under the contract between the parties. In addition, the Company plans to continue with the two legal proceedings against Mr. Gutierrez Vivo and Ms. Maria Ivonne Gutierrez Vivo that had been suspended pending a final determination on the arbitration award. The Company and a subsidiary, along with four minority shareholders, brought the suits to seek rescission of the stock purchase agreement entered into as an "accessory contract" to the Infored Agreement. One case pertains to the shares of the licensee of the radio station formerly known as XEJP-AM (now XENET-AM), while the other case pertains to the shares of the licensee of the radio station formerly known as XEFAJ-AM (now XEINFO-AM).

         The Company is involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps. 33.0 million. The Company has not recorded a provision for these claims, as the Company's management believes that the cases will be resolved in favor of the Company.

         Other than proceedings related to labor claims and proceedings related to the arbitration with Infored described above, neither the Company nor any of its subsidiaries is currently engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

     Dividend Policy

         The table below sets forth each of the dividends paid by the Company during the period 2001-2005, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

                             FISCAL YEAR                          DIVIDEND PER     DIVIDEND PER
                           WITH RESPECT TO    AGGREGATE AMOUNT   SERIES A SHARE   SERIES A SHARE    DIVIDEND PER ADS
                            WHICH DIVIDEND    OF DIVIDEND PAID      (NOMINAL           (U.S.             (U.S.
DATE DIVIDEND PAID             PAID(1)         (NOMINAL PESOS)      PESOS)(2)       DOLLARS)(2)      DOLLARS)(2)(3)
------------------------   ---------------   -----------------   --------------   --------------    ----------------
March 9, 2001..........          2000              115,000,000             0.70             0.07                0.65
August 22, 2003........          2002               55,000,000             0.34             0.03                0.28

----------
(1)  The Company paid no dividends with respect to 2003, 2004 or 2005.
(2) Per Series A Share and ADS amounts calculated based on weighted average number of shares outstanding during the year in which the dividend was paid.
(3) Nominal peso amounts have been translated to U.S. dollar amounts at the noon buying rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York.

         The amount of future dividends will depend upon Grupo Radio Centro's operating results, financial condition and capital requirements and upon general business conditions. The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Series A Shares, generally upon the recommendation of the Company's Board of Directors. At the annual shareholders meeting of April 27, 2006, no dividend was declared with respect to 2005. See Item 10, "Additional Information--Bylaws and Mexican Law--Dividends."

ITEM 9.  THE OFFER AND LISTING

         Since July 1, 1993, the CPOs and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by the Depositary. Each ADS represents nine CPOs. Each CPO represents a financial interest in one Series A Share.

         The CPOs were originally issued by Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, Direccion Fiduciaria ("Nafin") as trustee for the trust (the "CPO Trust") created by the trust agreement, dated May 24, 1993, as amended, among the Old Controlling Trust and the Company, as grantors, and Nafin, as CPO trustee. At a general meeting of the Company's shareholders on April 25, 2003 and a general meeting of the CPO holders on May 19, 2003, the shareholders and CPO holders approved several amendments to the CPO Trust. On June 27, 2003, the parties to the CPO Trust agreement entered into an amended and restated CPO Trust agreement (the "Amended CPO Trust Agreement"), reflecting those amendments, including the following:

     o Nafin was replaced as the CPO trustee by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria, as successor trustee for the CPO Trust (the "CPO Trustee").

     o The term of the CPO Trust was extended 20 years until June 29, 2023 (which term may be further extended).

     o On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company's bylaws (see Item 10, "Additional Information--Bylaws and Mexican Law--Limitations Affecting Non-Mexican Holders"), were exchanged for Series A Shares held in the CPO Trust. As of June 30, 2003, qualifying Mexican investors held Series A Shares and no longer held CPOs. Non-Mexican holders of CPOs as of June 30, 2003 continued to hold CPOs and, as holders of CPOs, are not entitled to withdraw the Series A Shares held in the CPO Trust.

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

                                             MEXICAN               NEW YORK
                                          STOCK EXCHANGE         STOCK EXCHANGE
                                      ---------------------   ---------------------
                                       AMOUNTS PER SERIES A
                                         SHARE AND PER CPO       AMOUNTS PER ADS
                                        (IN NOMINAL PESOS)      (IN U.S. DOLLARS)
                                      ---------------------   ---------------------
                                         HIGH        LOW         HIGH        LOW
                                      ---------   ---------   ---------   ---------
2001 .............................         9.00        5.30        8.25        5.20
----
2002 .............................         6.30        2.25        6.24        1.76
----
2003 .............................         8.50        2.40        7.45        1.61
----
2004
----
   First Quarter .................         8.45        5.70        7.14        4.63
   Second Quarter ................         7.50        5.30        5.98        4.05
   Third Quarter .................         7.70        7.10        6.36        5.12
   Fourth Quarter ................         8.48        7.50        6.87        6.11

2005
----
   First Quarter .................         9.92        8.20        7.75        6.77
   Second Quarter ................         9.30        8.08        7.50        6.45
   Third Quarter .................         9.21        8.60        7.70        7.07
   Fourth Quarter ................         8.70        8.35        7.63        7.00

MOST RECENT SIX MONTHS
----------------------
   December 2005 .................         8.60        8.35        7.50        7.00
   January 2006 ..................         8.40        8.20        7.48        7.10
   February 2006 .................         8.20        8.20        7.68        7.28
   March 2006 ....................         8.50        7.15        7.40        5.66
   April 2006 ....................         8.60        7.15        6.45        5.50
   May 2006 ......................         9.50        8.00        7.00        6.10
   June 2006 (through June 16) ...         9.20        8.20        6.49        6.05

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

                             BYLAWS AND MEXICAN LAW

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

MEXICAN SECURITIES MARKET LAW

         On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Diario Oficial de la Federacion (the "Official Gazette"). The new law will be effective on June 28, 2006, 180 days following its publication and in some cases will allow an additional period of 180 days (late December 2006) for Mexican issuers to adopt the new corporate governance requirements in the new law. The new law will introduce significant changes to the current regime in which issuers operate, including:

     o the establishment of the sociedad anonima bursatil, a separate corporate form of organization for issuers with stock registered with the CNBV and listed on the Mexican Stock Exchange, which provides for a new set of corporate governance requirements;

     o the redefinition of the functions and structure of the board of directors, including (i) increasing the number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of members of the board of directors as independent be determined by the shareholders' meeting, subject to the CNBV's authority to challenge such determination;

     o the application of a legal framework to the chief executive officer (director general) and executive officers (directivos relevantes) entrusted with the day-to-day management of the issuer;

     o the adoption of a clear definition of fiduciary duties, including but not limited to the duty of care and the duty of loyalty, for members of the board of directors and its secretary, the chief executive officer and other executive officers;

     o the increase in liability for members of the board of directors and its secretary with respect to the operations and performance of the issuer, including (i) payment of damages and losses resulting from the breach of their duty of care or loyalty and
               (ii) criminal penalties from one to 12 years of imprisonment for certain illegal acts involving willful misconduct. Civil actions under (i) may be brought by the issuer or by shareholders that represent 5% or more of the capital stock of the issuer; and criminal actions under (ii) may only be brought by the Secretaria de Hacienda y Credito Publico (Mexican Ministry of Finance and Public Credit), after consultation with the CNBV;

     o the elimination of the requirement that the issuer have a statutory auditor and the delegation of specific obligations of corporate governance and oversight to the audit committee, the corporate practices committee and the external auditors;

     o the requirement that all the members of the audit and corporate practices committees be independent as such term is defined under the new law, except with respect to the corporate practices committee in the case of issuers like us that have a controlling shareholder;

     o the enhancement of the functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the issuer and the conveyance to the board of directors of the committee's recommendations regarding the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the issuer,
               (iv) the reception and analysis of recommendations and observations regarding the committee's functions by the shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders' meeting and to contribute to the meeting's agenda and (vi) the oversight of the execution of resolutions enacted at meetings of shareholders or the Board of Directors;

     o the requirement that the shareholders' meeting approve all transactions that represent 20% or more of the consolidated assets of the issuer within a given fiscal year; and

     o the inclusion of a new set of rules requiring an issuer to obtain prior authorization from the CNBV to effect public offerings of securities and tender offers.

ORGANIZATION AND REGISTER

         The Company was incorporated on June 8, 1971, as a Mexican limited liability stock company (sociedad anonima de capital variable) in accordance with Chapter V of the Ley General de Sociedades Mercantiles (the "Mexican Companies Law"). It was registered in the Registro Publico de Comercio de la Ciudad de Mexico (the "Public Registry of Commerce of Mexico City") on August 28, 1992 under number 20694. Under the new Mexican Securities Market Law, Grupo Radio Centro will adopt the corporate form of sociedad anonima bursatil de capital variable on or before late December 2006 through an amendment to its bylaws, which will require it to adhere to the new requirements described above.

SHARE CAPITAL

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

         Under the new Mexican Securities Market Law, however, if Grupo Radio Centro were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale.

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

LIMITATIONS AFFECTING NON-MEXICAN HOLDERS

     Share Ownership

         Ownership by non-Mexican investors of shares of Mexican enterprises is regulated by the 1993 Ley de Inversion Extranjera (the "Foreign Investment Law"), as amended, and the 1998 Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the "Foreign Investment Regulations") thereunder. The Secretaria de Economia (the Ministry of Economy) and the Comision Nacional de Inversiones Extranjeras (the "Foreign Investment Commission") are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

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

         In order to comply with these restrictions, the Company's bylaws limit ownership of Series A Shares to qualifying Mexican investors. The Company, however, has received approval from the Foreign Investment Commission to have up to 73.5% of its capital stock represented by CPOs issued by the CPO Trust. The CPOs do not have any restrictions on non-Mexican ownership, except that foreign governments or their agencies may not own them. The foregoing restriction does not prevent foreign state-owned enterprises organized as separate entities with their own assets to own CPOs. Pursuant to the Amended CPO Trust Agreement, the CPOs may be owned only by holders that do not qualify as Mexican investors as defined in the Company's bylaws. A holder that acquires CPOs in violation of the restrictions on Mexican ownership will have none of the rights of a CPO holder with respect to those CPOs.

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

     Termination of the CPO Trust

         The Amended CPO Trust Agreement and the CPOs issued under the public deed evidencing the issuance of CPOs pursuant to the Amended CPO Trust Agreement (which deed is registered with the Public Registry of Commerce of Mexico City) are scheduled to expire 20 years after the date of execution of the Amended CPO Trust Agreement. The CPO Trust may be extended by the CPO Trustee upon receipt six months prior to termination of written notice from the CPO Technical Committee (as defined below). If no such notice is received, the CPO Trustee will commence the procedure for the termination of the Amended CPO Trust Agreement. At the time of such termination, the CPO Trustee will proceed to sell the Series A Shares held in the CPO Trust and distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. Notwithstanding the foregoing, the Amended CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.

         Upon the expiration of the Amended CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the Amended CPO Trust Agreement. There can be no assurance that a new trust agreement will be executed.

     Administration of the CPO Trust

         Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trust will continue to be administered by the CPO Trustee under the direction of a technical committee. The technical committee of the CPO Trust (the "CPO Technical Committee") consists of four members and their respective alternates. Each of the following appoints one member: the Foreign Investment Commission, the Mexican Stock Exchange, the Asociacion Mexicana de Intermediarios Bursatiles (the Mexican Association of Securities Brokerage Firms) and the common representative of the CPO holders (HSBC, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC). Actions taken by the CPO Technical Committee are required to be approved by a majority of the members present at any meeting of such committee at which at least the majority of the members are present.

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

     Purchase of Shares by Subsidiaries of the Company

         Subsidiaries or other entities controlled by the Company may not purchase, directly or indirectly, shares of the Company or shares of companies that are majority shareholders of the Company or of subsidiaries of the Company.

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

     Conflict of Interest

         A shareholder who votes on a business transaction in which its interest conflicts with that of the Company may be liable for damages, but only if the transaction would not have been approved without its vote.

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

     Obligations of Majority Shareholders

         In compliance with Mexican law, the Company's bylaws include a provision whereby the shareholders holding the majority of the voting shares or having the power to control decisions in the general shareholders meeting or appoint the majority of the Board of Directors (the "Controlling Shareholders") will be required to make a public offer to purchase all outstanding shares in case the Company requests cancellation of the registration of its securities with the Registro Nacional de Valores (National Registry of Securities and or "RNV") or such registry is cancelled by the CNBV. If the Controlling Shareholders make such a purchase offer but do not acquire 100% of the shares of the Company's capital stock, then, prior to cancellation of the registration of its securities from the RNV, the Company shall place in trust for a minimum of six months an amount of funds necessary to acquire the remaining shares at the purchase offer price.

         According to the bylaws of the Company, the price of the offer must be at least the higher of (i) the average trading price during the previous 30 days on which the shares may have been quoted for a period up to six months prior to the effective date of the offer or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and the Mexican Stock Exchange.

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

     Anti-Takeover Provisions

         The bylaws contain certain provisions intended to delay or prevent a takeover of the Company by any person or persons. The bylaws require the approval of two-thirds of the members of the Board of Directors for the (i) acquisition by any person or related persons, through one or more consecutive transactions of any nature, of shares or other securities with full voting rights representing 30% or more of the capital stock of the Company and (ii) entering into by any person or persons of any agreement or arrangement for the exercise of voting rights in respect of 30% or more of the capital stock of the Company.

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

         For a description of the Company's bank credit facilities, see Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Indebtedness."

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

TAXATION OF DIVIDENDS

     Mexican Tax Considerations

         During 2006, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

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

         Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year.

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

         Income generated on the sale of CPOs during 2006 by individuals or legal entities who are non-residents of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes. However, sales effected through a public offering must comply with certain restrictions set forth in the Mexican Income Tax Law in order to benefit from this exemption.

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

         Income on sales or other dispositions of CPOs made in circumstances, other than those described above, generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. Proceeds obtained from these sales or dispositions would be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the profits obtained from these transactions.

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

                              DOCUMENTS ON DISPLAY

         Grupo Radio Centro is subject to the information requirements of the Exchange Act. In accordance with these requirements, Grupo Radio Centro files reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report, and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E, Room 1580, Washington, D.C. 20549.

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Any materials filed by Grupo Radio Centro may also be read and copied at the SEC's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, Grupo Radio Centro has been required to make filings with the SEC by electronic means since November 2002. Any filings the Company makes electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov and Grupo Radio Centro's website at http://www.grc.com.mx. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to market risk from changes in currency exchange rates.

FOREIGN CURRENCY EXCHANGE RISK

         The Company's principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. Provided below is a summary of the Company's net foreign currency exposure. For the year ended December 31, 2005, the U.S. dollar-denominated assets represented bank deposits. The Company entered into these instruments for purposes other than trading purposes. The U.S. dollar-denominated contingent liabilities in 2005 represented a potential obligation in connection with the arbitration proceeding with Infored described under Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings." See Notes 4 and 10 to the Consolidated Financial Statements.

                                                         AT DECEMBER 31, 2005
                                                             (in thousands)
                                                         --------------------
   U.S. dollar-denominated assets......................  U.S.$             40
   U.S. dollar-denominated contingent liabilities......               (22,843)
                                                         --------------------
    Net liability position including
      contingent liabilities...........................  U.S.$        (22,803)

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

         Although the Company had no foreign-currency denominated indebtedness at December 31, 2005, the Company's total foreign currency-denominated contingent liabilities at such date amounted to U.S.$23.2 million in connection with the Infored arbitration proceeding. See Item 8, "Financial Information--Other Financial Information--Legal and Arbitration Proceedings" and
Note 10 to the Consolidated Financial Statements. Additionally, a small portion of the Company's operating expenses are payable in U.S. dollars.

         A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 3.4 million in 2005. A hypothetical and unfavorable 10% change in the currency exchange rate on December 31, 2005 would have resulted in an estimated foreign exchange loss of approximately Ps. 24.2 million for 2005, reflecting the increased value in pesos of the Company's net foreign currency-denominated liability position including contingent liabilities.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO SECURITY HOLDERS' RIGHTS

         None.

USE OF PROCEEDS

         Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

         We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that (i) information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

         Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         Based on our evaluation under the framework in Internal
Control--Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

         Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by BDO Hernandez Marron y Cia., S.C., an independent registered public accounting firm, as stated in their report which appears under Item 18 of our Annual Report on Form 20-F.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Luis de la Fuente Baca qualifies as an "audit committee financial expert" and as independent, as independence is defined under the Mexican Securities Market Law and the rules of the New York Stock Exchange that are applicable to foreign private issuers. Mr. de la Fuente Baca acquired his expertise by serving as the chief executive or chief financial officer of various Mexican corporations over the last 30 years. See Item 6. "Directors, Senior Management and Employees--Directors--Audit Committee."

ITEM 16B.  CODE OF ETHICS

         We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer and principal accounting officer or persons performing similar functions. Our code of ethics is available on our website at http://www.grc.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, principal accounting officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

AUDIT FEES

         The following table sets forth the fees billed to us by our independent registered public accounting firm, BDO Hernandez, Marron y Cia., SC ("BDO"), for the fiscal years ended December 31, 2004 and 2005:

                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                            2004               2005
                                          ---------         ---------
                                                (in thousands)
          Audit fees................      Ps. 1,834         Ps. 2,029
          Audit-related fees........              0               320
          Tax fees..................              0                 0
          All other fees............              0                 0
                                          ---------         ---------
                 Total fees.........      Ps. 1,834         Ps. 2,349

         Audit fees in the above table are the aggregate fees billed by BDO in connection with the audit of our annual financial statements and the review of our interim financial statements and statutory and regulatory audits. Audit-related fees in the above table are the aggregate fees incurred in connection with the evaluation and review by BDO of our internal control over financial reporting.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

                                                                                                                     (d)
                                                                                         (c)                  Maximum # (or Approx.
                                                                                   Total # of Shares         U.S. Dollar Value) of
                                           (a)                   (b)              Purchased as Part of       Shares that May Yet Be
                                     Total # of Shares       Average Price        Publicly Announced         Purchased Under the
Period                                 Purchased (a)        Paid per Share         Plans or Programs           Plans or Programs
---------------------------------   -------------------    -----------------    -----------------------    ------------------------
Month # 1                                   --                    --                      --                          --
(Jan. 1, 2005-Jan. 31, 2005)
Month # 2                                   --                    --                      --                          --
(Feb. 1, 2005-Feb. 28, 2005)
Month # 3                                   --                    --                      --                          --
(Mar. 1, 2005-Mar. 31, 2005)
Month # 4                                   --                    --                      --                          --
(Apr. 1, 2005-Apr. 30, 2005)
Month # 5                                 91,900                Ps. 9.19                  --                          --
(May 1, 2005-May 31, 2005)            Series A Shares
Month # 6                                   --                    --                      --                          --
(Jun. 1, 2005-Jun. 30, 2005)
Month # 7                                   --                    --                      --                          --
(Jul. 1, 2005-Jul. 31, 2005)
Month # 8                                  23,400               Ps. 8.81                  --                          --
(Aug. 1, 2005-Aug. 31, 2005)          Series A Shares
Month # 9                                 18,000                Ps. 9.16                  --                          --
(Sept. 1, 2005-Sept. 30, 2005)        Series A Shares
Month # 10                                 --                     --                      --                          --
(Oct. 1, 2005-Oct. 31, 2005)
Month # 11                                 --                     --                      --                          --
(Nov. 1, 2005-Nov. 30, 2005)
Month # 12                                 --                     --                      --                          --
(Dec. 1, 2005-Dec. 31, 2005)
                                    -------------------    -----------------    -----------------------    ------------------------
Total                                     133,300               Ps. 9.12                  --                          --
                                      Series A Shares
                                    ===================    =================    =======================    ========================

(a) All of the Series A Shares purchased by the Company during 2005 were purchased in open-market transactions on the Mexican Stock Exchange. None of these purchases were made pursuant to a publicly announced share repurchase plan or program.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

         See pages F-1 through F-45, incorporated by reference herein.

ITEM 19.  EXHIBITS

         Documents filed as exhibits to this annual report:

 (a)     LIST OF FINANCIAL STATEMENTS

Consolidated Financial Statements of Grupo Radio Centro, S.A. de C.V. for the
 Years Ended December 31, 2005, 2004 and 2003

     Report of independent auditors.........................................................................   F-1

     Consolidated balance sheets as of December 31, 2005 and 2004...........................................   F-5

     Consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003.............   F-6

     Consolidated statements of changes in shareholders' equity for the years ended
        December 31, 2005, 2004 and 2003....................................................................   F-7

     Consolidated statements of changes in financial position for the years ended
        December 31, 2005, 2004 and 2003....................................................................   F-8

     Notes to the consolidated financial statements as of and for the years ended December 31, 2005, 2004
       and 2003.............................................................................................   F-9

         All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)      LIST OF EXHIBITS

 Charter (Escritura Constitutiva), together with an English translation(a)..................................    1.1

 Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V., dated April 22, 2005, filed as an English
     translation (j)........................................................................................    1.2

 Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American
     Depositary Receipt(d)..................................................................................    2.1

 Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May 18, 1993 and September 14, 1993, between certain members of the Aguirre
     family and Bancomer, S.A., as trustee, together with an English translation (b)........................    3.1

 Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A.,
     Institucion de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro,
     S.A. de C.V., filed as an English translation(h).......................................................    3.2

 Trust Agreement, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de
     C.V., together with an English translation(c)..........................................................    3.3

 Amended and Restated Public Deed, dated as of June 27, 2003 (the "Amended and Restated CPO Deed"), filed as
     an English translation(h)..............................................................................    4.1

 Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
     Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM,
     together with an English translation (e)...............................................................    4.2

 Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
     Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM,
     together with an English translation(g)................................................................    4.3

 Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora
     Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, filed
     as an English translation(j)...........................................................................    4.4

 Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored
     and Jose Gutierrez Vivo, together with an English translation(e).......................................    4.5

 Loan Agreement, dated October 30, 2000, between Grupo Radio Centro, S.A. de C.V. and Banco Inverlat, S.A.,
     (the "Loan Agreement"), together with an English translation(f)........................................    4.6

 Letter Agreement, dated April 17, 2001, between Grupo Radio Centro, S.A. de C.V. and Scotiabank Inverlat,
     S.A. (formerly Banco Inverlat, S.A.), amending Loan Agreement, together with an English translation(f).    4.7

 Waiver and Amendment Letter, dated June 19, 2002, executed by Scotiabank Inverlat and Grupo Radio Centro,
     S.A. de C.V. in connection with the Loan Agreement(g)..................................................    4.8

 Amendment, dated December 10, 2002, to the Loan Agreement, filed as an English translation(h)..............    4.9

 Amendment, dated December 3, 2003, to the Loan Agreement, filed as an English translation(i)...............   4.10

 Amendment, dated as of June 29, 2004, to the Loan Agreement, filed as an English translation(i)............   4.11

 Waiver Letter, dated March 31, 2005, executed by Scotiabank Inverlat, S.A. in connection with the Loan
     Agreement, filed as an English translation(j)..........................................................   4.12

 Amendment, dated as of May 6, 2005, to the Loan Agreement, filed as an English translation(j)..............   4.13

 Simple Credit Agreement, dated May 16, 2006, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio
     Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusion Red, S.A. de C.V., Inmobilaria Radio
     Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital
     CEF Mexico, S. de R.L. de C.V. and Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero
     Inbursa, as creditors, filed as an English translation.................................................   4.14

 List of Subsidiaries of the Company........................................................................    8.1

 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002....................................   12.1

 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002....................................   12.2

 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002....................................   13.1

---------------
(a) Incorporated by reference to the Company's Registration Statement on Form F-1 (Reg. No. 333-63878) filed on June 4, 1993.

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

(j) Incorporated by reference to the Company's Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Exchange Act, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June 30, 2006


                                                GRUPO RADIO CENTRO, S.A. de C.V.


                                                By: /s/ Pedro Beltran Nasr
                                                    ----------------------------
                                                    Pedro Beltran Nasr
                                                    Chief Financial Officer

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                  TOGETHER WITH

                                AUDITORS' REPORT

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       PAGE
                                                                 ---------------
Report of independent auditors                                   F-1 through F-4

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2005 and 2004           F-5

Consolidated Statements of Operations
     for the years ended December 31, 2005, 2004 and 2003              F-6

Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 2005, 2004, and 2003             F-7

Consolidated Statements of Changes in Financial Position
     for the years ended December 31, 2005, 2004, and 2003             F-8

Notes to the Consolidated Financial Statements                     F-9 to F-45

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors and Shareholders of Grupo Radio Centro, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Radio Centro, S.A. de C.V. and subsidiaries (as described in Note 1 to the consolidated financial statements) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As discussed in Note 3d to the consolidated financial statements, effective January 1, 2005, the Company adopted the new accounting method prescribed by Bulletin B-7, "Business Acquisitions". Under this new Bulletin, amortization of goodwill is no longer permitted under Mexican GAAP. This Bulletin also requires that any unamortized balances in goodwill be subject to impairment testing, in accordance with the guidelines of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and their Disposal".

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Radio Centro, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations, the changes in their shareholders' equity and the changes in their financial position for each of the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the results from operations for each of the years ended December 31, 2005, 2004 and 2003 and the shareholders' equity and changes in financial position as of December 31, 2005, 2004 and 2003, to the extent summarized in Note 25 to the accompanying consolidated financial statements.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language.

HERNANDEZ, MARRON Y CIA., S.C.


/s/ Bernardo Soto Penafiel
----------------------------------
Bernardo Soto Penafiel, CPA
Partner

Mexico City
March 1, 2006, except for Note 26 which is dated as of June 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Grupo Radio Centro, S.A. de C.V. and subsidiaries

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Grupo Radio Centro, S.A. de C.V. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Radio Centro, S.A. de C.V.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Grupo Radio Centro, S.A. de C.V. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is stated fairly, in all material respects, based on COSO criteria. Also in our opinion, Grupo Radio Centro, S.A. de C.V. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Grupo Radio Centro, S.A. de C.V. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 2005, 2004 and 2003, and our report dated March 1, 2006, except for Note 26 which is dated as of June 16, 2006, expressed an unqualified opinion on these consolidated financial statements.

Hernandez Marron y Cia, S.C.


/s/ Bernardo Soto Penafiel
--------------------------------

June 16, 2006
Mexico City

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31,
  2005. Amounts bearing the symbol "US$" are expressed in thousands of American dollars).

                                                         2005               2005               2004
                                                   ----------------   ----------------   ----------------
                                                       (Note 2)
                     ASSETS
                     ------
CURRENT:
Cash and temporary investments (Note 5)            US$        8,200   Ps        87,147   Ps        22,434
Accounts receivable:
Broadcasting, net of allowance for doubtful
 accounts of Ps 12,378 for 2005 and Ps 7,658
 for 2004                                                    20,466            217,514            176,239
Other receivables (Note 7)                                      494              5,256              4,884
Income taxes recoverable                                      1,048             11,132             16,056
                                                   ----------------   ----------------   ----------------
                                                             22,008            233,902            197,179
                                                   ----------------   ----------------   ----------------

Guarantee deposits (Note 8)                                       -                  -                595
Others prepaid expenses                                         978             10,390             12,812
                                                   ----------------   ----------------   ----------------
         Total current assets                                31,186            331,439            233,020
                                                   ----------------   ----------------   ----------------

Accounts receivable for Broadcasting Long-Term                    -                  -             25,158
Property and equipment, net (Notes 11)                       44,730            475,396            505,245

Deferred charges, net (Note 12)                                 497              5,284              7,754

Excess cost over net book value of net assets
 of subsidiaries, net (Note 13)                              72,224            767,597            759,848

Other assets                                                    303              3,220              3,327
                                                   ----------------   ----------------   ----------------
     Total Assets                                  US$      148,940   Ps     1,582,936   Ps     1,534,352
                                                   ================   ================   ================

                                                         2005               2005               2004
                                                   ----------------   ----------------   ----------------
                                                       (Note 2)
                  LIABILITIES
                  -----------
CURRENT:
  Notes payable (Note 14)                          US$        5,327   Ps        56,618   Ps        58,505
  Advances from customers
   (Note 15)                                                  7,841             83,337             54,756

  Suppliers and other accounts
   payable (Note 16)                                          3,112             33,073             33,517
  Taxes payable (Note 17)                                     2,461             26,151             19,849
  Contingent liability (Note 10)                             23,165            246,198            251,228
                                                   ----------------   ----------------   ----------------
         Total current liabilities                           41,906            445,377            417,855

LONG-TERM:
  Notes payable (Note 14)                                     5,327             56,618            117,011
  Reserve for labor liabilities
   (Note 18)                                                  3,616             38,441             26,139
  Deferred taxes (Note 20)                                    3,828             40,673             37,886
                                                   ----------------   ----------------   ----------------
         Total liabilities                                   54,677            581,109            598,891
                                                   ----------------   ----------------   ----------------

SHAREHOLDERS' EQUITY (Note 19):
-------------------------------
Capital stock                                               109,647          1,165,327          1,164,414
Cumulative deficit                                          (10,512)          (111,715)          (176,628)
Reserve for repurchase of shares                              3,921             41,675             41,149
Surplus on restatement of capital                               443              4,709              4,709
Cumulative effect on prior years
  of initial recognition of deferred
  income taxes  (Note 20)                                    (9,266)           (98,476)           (98,476)
Effects of labor liabilities                                    (24)              (253)              (253)
                                                   ----------------   ----------------   ----------------
  Majority shareholders' equity                              94,209          1,001,267            934,915
Minority interest                                                54                560                546
                                                   ----------------   ----------------   ----------------
  Total shareholders' equity                                 94,263          1,001,827            935,461
                                                   ----------------   ----------------   ----------------
                                                   US$      148,940   Ps     1,582,936   Ps     1,534,352
                                                   ================   ================   ================

  The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31,
  2005. Amounts bearing the symbol "US$" are expressed in thousands of American dollars).

                                                                 2005            2005            2004            2003
                                                             ------------    ------------    ------------    ------------
                                                               (Note 2)
BROADCASTING REVENUE                                         US$   55,619    Ps   591,124    Ps   569,992    Ps   896,832
Broadcasting expenses, excluding
 depreciation and amortization                                     36,236         385,120         399,410         536,516
                                                             ------------    ------------    ------------    ------------
    Broadcasting income                                            19,383         206,004         170,582         360,316

Depreciation and amortization                                       3,482          37,009         101,135         123,266
Corporate, general and administrative expenses (Note 21)            1,973          20,968          22,120          65,417
                                                             ------------    ------------    ------------    ------------
    Operating income                                               13,928         148,027          47,327         171,633
                                                             ------------    ------------    ------------    ------------

COMPREHENSIVE COST OF FINANCING
  Interest expense                                                  2,889          30,704          32,733          29,454
  Interest income                                                     (68)           (725)           (577)         (1,057)
  (Gain) loss on foreign currency exchange, net (Note 4)             (989)        (10,514)          2,617           7,024
  (Gain) loss on net monetary position                               (631)         (6,702)        (15,992)            337
                                                             ------------    ------------    ------------    ------------
                                                                    1,201          12,763          18,781          35,758
                                                             ------------    ------------    ------------    ------------
Other expenses, net (Note 22)                                       4,575          48,618          47,721          71,720
                                                             ------------    ------------    ------------    ------------
    Income (loss) before extraordinary item and provisions          8,152          86,646         (19,175)         64,155

Extraordinary item (Note 10)                                            -               -               -         370,335
                                                             ------------    ------------    ------------    ------------
    Income (loss) before provisions                                 8,152          86,646         (19,175)       (306,180)

Benefit (provision) for income taxes and
 employee profit sharing (Note 20)                                  2,044          21,719          20,385         (39,008)
                                                             ------------    ------------    ------------    ------------
    Net income (loss)                                        US$    6,108    Ps    64,927    Ps   (39,560)   Ps  (267,172)
                                                             ============    ============    ============    ============

NET INCOME (LOSS) APPLICABLE TO:
  Majority interest                                          US$    6,107    Ps    64,913    Ps   (39,555)   Ps  (267,177)
  Minority interest                                                     1              14              (5)              5
                                                             ------------    ------------    ------------    ------------
                                                             US$    6,108    Ps    64,927    Ps   (39,560)   Ps  (267,172)
                                                             ============    ============    ============    ============
NET INCOME (LOSS) PER SHARE                                  US$    0.038    Ps     0.399    Ps    (0.243)   Ps   (1.1589)
                                                             ============    ============    ============    ============

   The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31,
  2005. Amounts bearing the symbol "US$" are expressed in thousands of American dollars.)

                                                                                                     CUMULATIVE
                                                                                                     EFFECT ON
                                                                                                    PRIOR YEARS
                                                                                                     OF INITIAL
                                                    RETAINED       RESERVE FOR       SURPLUS ON    RECOGNITION OF
                                   CAPITAL          EARNINGS      REPURCHASE OF    RESTATEMENT OF     DEFERRED
                                    STOCK           (DEFICIT)        SHARES           CAPITAL       INCOME TAXES
                                --------------   --------------   --------------   --------------  --------------
BALANCES AS OF DECEMBER 31,
 2002 (NOTE 19)                 Ps   1,165,379   Ps     191,443   Ps      41,327   Ps       4,709  Ps     (98,476)
Repurchase of shares                      (328)               -              (75)               -               -
Effect of additional liability
 from labor liabilities                      -                -                -                -               -
Dividends paid                               -          (61,339)               -                -               -
Net income for the year                      -         (267,172)               -                -               -
Minority interest                            -               (5)               -                -               -
                                --------------   --------------   --------------   --------------  --------------
BALANCES AS OF DECEMBER 31,
 2003 (NOTE 19)                      1,165,051         (137,073)          41,252            4,709         (98,476)
Repurchase of shares                      (637)               -             (103)               -               -
Net loss for the year                        -          (39,560)               -                -               -
Minority interest                            -                5                -                -               -
                                --------------   --------------   --------------   --------------  --------------
BALANCES AS OF DECEMBER 31,
 2004 (NOTE 19)                      1,164,414         (176,628)          41,149            4,709         (98,476)
Sale of shares                             913                -              526                -               -
Net loss for the year                        -           64,927                -                -               -
Minority interest                            -              (14)               -                -               -
                                --------------   --------------   --------------   --------------  --------------
BALANCES AS OF DECEMBER 31,
 2005 (NOTE 19)                 Ps   1,165,327   Ps    (111,715)  Ps      41,675   Ps       4,709  Ps     (98,476)
                                ==============   ==============   ==============   ==============  ==============

                                  EFFECTS OF
                                    LABOR           MINORITY                        COMPREHENSIVE
                                  LIABILITIES       INTEREST          TOTAL         INCOME (LOSS)
                                --------------   --------------   --------------   --------------
BALANCES AS OF DECEMBER 31,
 2002 (NOTE 19)                 Ps           -   Ps         546   Ps   1,304,928   Ps       1,551
                                                                                   ==============
Repurchase of shares                         -                -             (403)               -
Effect of additional liability
 from labor liabilities                   (253)               -             (253)            (253)
Dividends paid                               -                -          (61,339)               -
Net income for the year                      -                -         (267,172)        (267,172)
Minority interest                            -                5                -
                                --------------   --------------   --------------   --------------
BALANCES AS OF DECEMBER 31,
 2003 (NOTE 19)                           (253)             551          975,761         (267,425)
                                                                                   ==============
Repurchase of shares                         -                -             (740)               -
Net loss for the year                        -                -          (39,560)         (39,560)
Minority interest                            -               (5)               -                -
                                --------------   --------------   --------------   --------------
BALANCES AS OF DECEMBER 31,
 2004 (NOTE 19)                           (253)             546          935,461          (39,560)
                                                                                   ==============
Sale of shares                               -                -            1,439                -
Net loss for the year                        -                -           64,927           64,927
Minority interest                            -               14                -                -
                                --------------   --------------   --------------   --------------
BALANCES AS OF DECEMBER 31,
 2005 (NOTE 19)                 Ps        (253)  Ps         560   Ps   1,001,827   Ps      64,927
                                ==============   ==============   ==============   ==============

   The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO RADIO CENTRO, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31,
  2005. Amounts bearing the symbol "US$" are expressed in thousands of American dollars.)

                                                              2005           2005           2004           2003
                                                          ------------   ------------   ------------   ------------
OPERATING ACTIVITIES:
---------------------
Net (loss) income for the year                            US$    6,108   Ps    64,927   Ps   (39,560)  Ps  (267,172)
Increases (decreases) to income not
  affecting resources:
  Depreciation and amortization                                  3,482         37,009         32,621         36,839
  Amortization of goodwill                                           -              -         68,514         86,429
  Deferred income taxes                                            262          2,787          8,139        (61,550)
  Labor Liabilities (Note 18)                                    1,158         12,302          5,451          5,758
  Advance payments                                                 228          2,422              -        128,460
  Reduction in book value of buildings held for sale
   (Note 11)                                                        73            773         (8,114)         1,529
                                                          ------------   ------------   ------------   ------------
                                                                11,311        120,220         67,051        (69,707)
Net change in accounts receivable,
  accounts payable and other                                     1,746         18,546        (42,140)       310,790
                                                          ------------   ------------   ------------   ------------
       Resources provided by operating activities               13,057        138,766         24,911        241,083
                                                          ------------   ------------   ------------   ------------

FINANCING ACTIVITIES:
---------------------
  Repurchase of shares                                             135          1,439           (740)          (403)
  Repayments of bank loans                                      (5,860)       (62,279)       (70,652)      (139,641)
  Dividends paid                                                     -              -              -        (61,339)
                                                          ------------   ------------   ------------   ------------
       Resources used in financing activities                   (5,725)       (60,840)       (71,392)      (201,383)
                                                          ------------   ------------   ------------   ------------

INVESTING ACTIVITIES:
---------------------
  Goodwill                                                        (729)        (7,749)             -              -
  Deferred charges                                                 185          1,961              -              -
  Excluding the recognition of the effects of inflation:
    Equipment                                                     (699)        (7,424)       (13,280)        (9,484)
    Guarantee deposits                                               -              -          7,546              -
                                                          ------------   ------------   ------------   ------------
  Resources used in investing activities                        (1,243)       (13,212)        (5,734)        (9,484)
                                                          ------------   ------------   ------------   ------------

Increase (decrease) in cash and temporary Investments            6,089         64,714        (52,215)        30,216
Cash and temporary investments at beginning of year              2,111         22,433         74,648         44,432
                                                          ------------   ------------   ------------   ------------
Cash and temporary investments at end of year             US$    8,200   Ps    87,147   Ps    22,433   Ps    74,648
                                                          ============   ============   ============   ============

   The accompanying notes are an integral part of these consolidated financial statements.

 (Unless otherwise specified, all amounts bearing the symbol "Ps" are expressed in thousands of constant Mexican pesos with purchasing power as of December 31,
    2005. Amounts bearing the symbol "US$" are expressed in thousands of U.S.
                                    dollars).

NOTE 1   LINE OF BUSINESS AND COMPOSITION OF THE COMPANIES
----------------------------------------------------------

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

Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following companies:

COMPANIES                                                   NOTES  2005  2004  2003
----------------------------------------------------------  -----  ----  ----  ----
RADIO STATIONS:

XEQR, S.A. de C.V.                                                  X     X     X
XERC, S.A. de C.V.                                                  X     X     X
XEEST, S.A. de C.V.                                          (a)    X     X     X
XEQR-FM, S.A. de C.V.                                               X     X     X
XERC-FM, S.A. de C.V.                                               X     X     X
XEJP-FM, S.A. de C.V.                                               X     X     X
XEDKR-AM, S.A. de C.V.                                              X     X     X
Radio Red, S.A. de C.V. (Red-AM and XESTN-AM)                       X     X     X
Radio Red-FM, S.A. de C.V.                                          X     X     X
Estacion Alfa, S.A. de C.V.                                         X     X     X
Emisora 1150, S.A. de C.V. (formerly XECMQ)                         X     X     X
Radio Sistema Mexicano, S.A.                                        X     X     X

MARKETING COMPANIES:

Radio Centro Publicidad, S.A. de C.V.                               X     X     X
GRC Publicidad, S.A. de C.V.                                        X     X     X
GRC Medios, S.A. de C.V.                                            X     X     X

COMPANIES                                                   NOTES  2005  2004  2003
----------------------------------------------------------  -----  ----  ----  ----
SERVICE  COMPANIES:

Promotora Tecnica de Servicios Profesionales, S.A. de C.V.          X     X     X
Publicidad y Promociones Internacionales, S.A. de C.V.              X     X     X
Promo Red, S.A. de C.V.                                             X     X     X
To2 Mexico, S.A. de C.V.                                            X     X     X
GRC Radiodifusion, S.A. (formerly Aerocer, S.A.)             (b)    X

REAL ESTATE COMPANIES:

Universal de Muebles e Inmuebles, S.A. de C.V.                      X     X     X
Inmobiliaria Radio Centro, S.A. de C.V.                             X     X     X

SUB-HOLDING COMPANIES:

Desarrollos Empresariales, S.A. de C.V.                             X     X     X
Radiodifusion Red, S.A. de C.V.                                     X     X     X
Enlaces Troncales, S.A. de C.V.                                     X     X     X

NON-OPERATING COMPANIES:

Musica, Musica, Musica, S.A. de C.V.                                X     X     X
Promotora de Exitos, S.A. de C.V.                                   X     X     X
Producciones Artisticas Internacionales, S.A. de C.V.               X     X     X

(a) Radio station managed and operated by Comercializadora Siete de Mexico, S.A. de C.V.

(b)  Subsidiary as of November 30, 2005 (see Note 13)

     The Company's radio-station operations include the production and broadcasting of musical programs, news, interviews, special events and advertising in Mexico City's metropolitan area. They are based on limited-term concessions, subject to renewal, granted by Mexico's Ministry of Communications and Transportation ("SCT"). One of the station concessions granted to the Company will expire in December 2007, one in December 2012, one in October 2015, one in November 2015 and nine in July 2016.

     The Company's marketing companies, which include the parent Grupo Radio Centro, S.A. de C.V., are responsible for the programming and sale of commercial airtime for broadcast by the Company's radio stations.

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

NOTE 2   BASIS OF CONSOLIDATION AND PRESENTATION
------------------------------------------------

The accompanying consolidated financial statements include the accounts of Grupo Radio Centro and its subsidiaries, listed in Note 1, as of December 31, 2005 and 2004, and the statements of operations, changes in shareholders' equity and changes in financial position for the years ended December 31, 2005, 2004 and 2003. All intercompany balances and transactions have been eliminated in consolidation.

CONVENIENCE TRANSLATIONS:

The US dollar amounts (denoted by the symbol "US$") shown in the 2005 financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 10.628/US$ 1.00, the noon buying rate of Mexican pesos on December 30, 2005, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

NOTE 3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

The most significant accounting policies followed by Grupo Radio Centro in the preparation of its consolidated financial statements, are summarized below:

a.   RECOGNITION OF THE EFFECTS OF INFLATION:

     - The consolidated financial statements have been prepared in accordance with the guidelines set out in Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and its amendments, issued by the Mexican Institute of Public Accountants. Therefore, the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, are expressed in constant Mexican pesos with purchasing power as of December 31, 2005, as determined by applying factors derived from the National Consumer Price Index ("NCPI") published by the Banco de Mexico.

                                                         2005     2004    2003
                                                       -------   ------  ------
          Restatement factor using Mexican Inflation   1.03332   1.0519  1.0398

     - Capital stock, cumulative earnings (deficit), reserve for repurchase of shares, cumulative effect on prior years of initial recognition of deferred income taxes and the effect of labor liabilities include their restatement effects, determined by applying factors derived from the NCPI from the date of their contribution or generation of earnings
          (loss). These restatements reflect the reserves required to maintain shareholders' equity accounts at constant levels.

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

b.   TEMPORARY INVESTMENTS:

     Temporary investments are stated at cost, plus interest earned, which amount may not exceed market value.

c.   PROPERTY AND EQUIPMENT:

     The Company recognizes the effects of inflation through adjustments in general price levels by applying factors derived from the NCPI. Related depreciation is calculated based on estimated useful lives of assets both for acquisition costs and restatement increases.

     During the years ended December 31, 2005, 2004 and 2003, the Company reviewed the realizable values of those buildings held for sale, and determined that a reduction was required in their book values for 2005 in the amount of Ps 773. An increase was required for 2004 in the amount of Ps 8,114, and for 2003 a reduction was required in the amount of Ps 1,529. These amounts have been recognized in other expenses, net in the accompanying statements of operations (see Notes 11 and 22).

d.   EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES:

     As of January 1, 2005, in compliance with the guidelines of Bulletin B-7, "Business Acquisitions", goodwill recorded in connection with the acquisition of an entity is no longer amortized; rather it is subject to impairment testing in accordance with the guidelines of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and their Disposal". No impairment adjustment was necessary for the year ended December 31, 2005.

e. INCOME TAX ("IT"), BUSINESS ASSETS TAX ("BAT"), EMPLOYEES STATUTORY PROFIT-SHARING ("ESPS") AND DEFERRED INCOME TAXES:

     Provisions for IT, BAT and ESPS are recognized in the period incurred, and the effects of deferred IT and ESPS are recognized in accordance with Bulletin D-4, "Accounting Treatment of Income Tax, Business Assets Tax and Employees Statutory Profit Sharing" ("Bulletin D-4"). Bulletin D-4 requires deferred IT to be determined by applying the statutory income tax rate to the temporary differences between the book value and tax value of assets and liabilities, when applicable and subject to a recoverability analysis, tax loss carryforwards and other recoverable taxes and tax credits. Bulletin D-4 also requires the determination of the effect of deferred ESPS resulting from temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS. For the years 2005 and 2003, the Company did not have any non-recurring temporary differences.

     Income taxes are computed based on a consolidated return basis and employee profit sharing is computed on a separate return basis for each entity in the consolidated group. The effect of a statutory income tax rate change is recognized in the income statement of the period in which the rate change officially occurs (see Note 20).

f.   ADVANCES FROM CUSTOMERS:

     Advances from customers are recognized as income when the corresponding airtime is transmitted.

g.   EMPLOYEE BENEFITS:

     The costs related to benefits to which employees are entitled as a result of seniority premiums and pension plans in the case of union personnel, or by law or by Company grant, are recognized in the results of operations as services are rendered on the basis of the present value of the benefits determined under actuarial estimates. The amortization of unrecognized prior service cost, which represents changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee's estimated active service life. Other benefits to which employees may be entitled are recognized as an expense in the year in which they are paid.

     The Company has recorded a reserve for the estimated accrued seniority premiums and pension benefits, the amount of which was determined through actuarial estimates (see Note 18).

     As of January 1, 2005, the Company adopted the new Bulletin D-3, which sets forth guidelines related to the recognition of payments upon the termination of a labor relationship. As a result, the Company recognized a liability and net cost for the period amounting to Ps 8,659.

     Effective January 1, 2005, the Company adopted amendments to Bulletin D-3, "Labor Obligations," which sets forth guidelines relating to the recognition of a liability for severance payments at the end of a work relationship for reasons other than restructuring. The severance payments are recorded in accordance with actuarial calculations based on the Company's severance indemnity history over the last three years. The liability recorded by the Company for the year ended December 31, 2005 as a result of adopting the amendment to this bulletin was Ps 8.7 million.

h.   EARNINGS PER SHARE:

     Net income per share is computed on the basis of the weighted average number of shares outstanding for the years ended December 31, 2005, 2004 and 2003.

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

k.   BARTER TRANSACTIONS:

     Grupo Radio Centro exchanges advertising time for products and services from time to time. Broadcasting revenue and the related airtime cost in connection with the barter of advertising time are recognized when the advertising is aired, and the cost of the goods and services received in such a barter transaction are recognized when the goods and services are used. The Company estimates that the value of these transactions does not exceed market value.

l.   USE OF ESTIMATES:

     The preparation of financial statements requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

m.   CONCENTRATION OF CREDIT RISK

     Broadcasting Revenue:

     The Company's principal source of revenue is generated by broadcasting advertising and promotions for its customers. Although the Company has several large customer accounts, none comprised more than 10% of the Company's total broadcasting revenue in 2005, 2004 and 2003.

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

     The total comprehensive income presented in the statement of changes in shareholders' equity, which results from the performance of the Company for the period ended December 31, 2005 and is included on the balance sheet as part of shareholders' equity pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), is represented by net income (loss) in 2003 plus additional liability for retirement payments.

p.   IMPAIRMENT OF LONG-LIVED ASSETS:

     The Company tests goodwill and other long-lived assets for impairment when events or changes indicate that the recorded book value of these assets might not be recovered from the future cash flows they generate. To test for impairment the Company compares the book value of goodwill and other long-lived assets with their expected future cash flows, which are discounted to present value. If the cash flows of an asset are greater than or equal to the asset's book value, there is no impairment charge. However, if these cash flows are less than the asset's book value, the asset is considered impaired. To determine the amount of impairment, which the Company recognizes in its results for the year, the Company calculates the difference between (i) the asset's cash flows, discounted to present value, which the Company estimates the asset could generate in the future, and
     (ii) the asset's book value. As of December 31, 2005, there was no impairment of the Company's goodwill and long-lived assets.

q.   FINANCIAL INFORMATION STANDARDS:

     The Financial Information Standards ("NIF") issued by the Mexican Board for Research and Development of Financial Standards ("CINIF") became effective on January 1, 2006. These Standards are essentially the same as Mexican GAAP.

     The CINIF is an independent organization consisting of leading entities of the public and private sectors that is responsible for issuing the NIF in Mexico and that replaces the Commission on Accounting Principles ("CPC") of the Mexican Institute of Public Accountants.

     The NIF consist of standards and interpretations issued by the CINIF and by bulletins issued by the CPC that have been transferred to the CINIF, without change, substitution or repeal by the NIF, as well as the International Financial Reporting Standards applicable on a supplemental basis.

NOTE 4   POSITION IN FOREIGN CURRENCIES
---------------------------------------

The consolidated balance sheets as of December 31, 2005 and 2004, include the following assets and liabilities in thousands of US dollars, valued at the closing year-end foreign exchange rates of Ps 10.628/ US$ 1.00 and Ps 11.2648/US$ 1.00, respectively:

                                        2005           2004
                                    ------------   ------------
Cash and marketable securities      US$       40   US$       11
Liabilities                              (22,843)       (21,471)
                                    ------------   ------------
Net liabilities                     US$  (22,803)  US$  (21,460)
                                    ============   ============

The liabilities as of December 31, 2005 and 2004 include a contingent liability related to the lawsuit described in Note 10.

At March 1, 2006, the foreign-exchange rate was Ps 10.4560/US$ 1.00.

The net book value of the Company's property and equipment denominated in foreign currencies as of December 31, 2005 and 2004 was as follows:

                                        2005           2004
                                    ------------   ------------
Transmission equipment              US$    2,315   US$    2,436
Studio equipment                           2,288          2,213
Helicopters                                1,373          1,175
Other                                        810            769
                                    ------------   ------------
Net assets in US dollars            US$    6,786   US$    6,593
                                    ============   ============

NOTE 5   CASH AND TEMPORARY INVESTMENTS
---------------------------------------

At December 31, 2005 and 2004, cash and temporary investments consisted of the following:

                                        2005           2004
                                    ------------   ------------
Cash                                Ps     4,268   Ps     3,716
Short-term investments, mainly at
 fixed interest rates                     82,879         18,718
                                    ------------   ------------
                                    Ps    87,147   Ps    22,434
                                    ============   ============

Temporary investments as of December 31, 2005 and 2004 consisted primarily of deposits at fixed interest rates and with maturities of less than 90 days. Grupo Radio Centro invests its temporary excess cash in such deposits.

NOTE 6   RELATED PARTIES
------------------------

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

The Company also engages in various leasing activities with such related parties. The Company believes that the terms of such leasing arrangements do not significantly differ from the terms which could be obtained from or charged to non-related companies.

During the years ended December 31, 2005, 2004 and 2003, the Company conducted the following transactions with related parties:

                                              2005         2004         2003
                                           ----------   ----------   ----------
INCOME:
------
Sale of airtime and services rendered      Ps     227   Ps     120   Ps     191
Sale of equipment                                  42        1,660          479
Building rent                                     290          300          300
Other                                               -            -          184
Sale of goods to Shareholders                   1,956        1,361        3,982

EXPENSES:
---------
Purchase of airtime and services received      (7,414)      (1,847)      (2,080)
Fees paid (1)                                  (5,320)     (13,122)     (10,887)

(1) On January 5, 2000 the Company entered into a contract with an entity owned by Francisco Aguirre Gomez, the president and a shareholder of the Company. This entity provides promotional services to the Company. As of December 31, 2005, 2004 and 2003, the Company incurred expenses for such services under this contract totaling Ps 5,320 (historical amount), Ps 13,122 (Ps 12,699 historical amount) and Ps 10,887 (Ps 10,016 historical amount), respectively.

     During the years ended 2005, 2004 and 2003, the shareholders made personal use of goods and services that the Company acquired from barter operations for which they paid to the Company Ps 1,956, Ps 1,060 and Ps 3,786, respectively.

     These transactions are similar to those entered into with third parties.

NOTE 7   OTHER RECEIVABLES
--------------------------

At December 31, 2005 and 2004, the balances in other receivables consisted of the following:

                                        2005           2004
                                    ------------   ------------
Officers and employees              Ps     2,687   Ps     3,348
Other (1)                                  2,569          1,536
                                    ------------   ------------

                                    Ps     5,256   Ps     4,884
                                    ============   ============

(1) At December 31, 2005 and 2004, the amounts include Ps 828 and Ps 870, respectively, for receivables from shareholders. These receivables were generated by goods and services that the Company acquired from barter operations as mentioned in Note 6 (1).

NOTE 8   SERVICE AGREEMENTS
---------------------------

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

On December 14, 1998, the Company entered into a Modifying Agreement (the "First Modifying Agreement") renewing and modifying the Agreement with Comercializadora and the Station. On December 30, 1998, a rights-ceding contract was signed in which the Company replaced DESA, in order to continue the operation of the Station by the Company beginning January 3, 1999 and for a term of 24 months with an option in favor of the Company to extend the term 12 additional months. On December 15, 2000, the parties renewed the First Modifying Agreement, and the First Modifying Agreement expired on December 31, 2001.

On June 29, 2001, the parties entered into a second Modifying Agreement (the "Second Modifying Agreement") renewing and modifying the First Modifying Agreement, effective January 3, 2002 for a term of 36 months expiring on January 2, 2005. Under this agreement, the Company was entitled to a monthly fee equal to Ps 166 plus US$ 207 from the total revenues generated by the Station for providing operating and administrative services. On July 17, 2001, the Company made a deposit of US$ 2,250 to guarantee its compliance with this agreement, which deposit was to be refunded in monthly installments over the 36 month term beginning January 3, 2002.

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

NOTE 9   ACQUISITION OF RADIODIFUSION RED
-----------------------------------------

Through a series of transactions effected in May 1995 and January 1996, the Company acquired from Corporacion Medcom, S.A. de C.V. all of the outstanding capital stock of Radiodifusion Red. The purchase price consisted of US$ 23,000 (Ps 146,308 historical amount) paid in May 1995 and a fixed payment of Ps 241,610 (historical amount) and a contingent payment of Ps 80,500 (historical amount) paid in January 1996. The contingent payment was subject to the attainment by the radio stations owned by Radiodifusion Red of certain audience-share targets for each of the succeeding five years after the acquisition.

For the years ended December 31, 1998, 1997 and 1996, the audience-share targets were reached. Therefore, the Company was not entitled to any refund of the contingent payment for those years. In December 1998, in connection with the Company's programming-services agreement with Infored, S.A. de C.V. ("Infored") and Jose Gutierrez Vivo ("Mr. Gutierrez") (see Note 10), the Company surrendered its rights to any refund of the remaining contingent payments for 2000 and 1999. The aggregate amount of Ps 80,500 corresponding to the contingent payments was capitalized as part of the purchase price and included in goodwill.

On September 30, 2001, the Company sold its shares of Radiodifusion Red to DESA, a subsidiary of the Company. This sale resulted in a loss for tax purposes of Ps 181,480 (Ps 159,805 historical amount) (see Note 20).

NOTE 10  INFORED PRODUCTION CONTRACT
------------------------------------

On December 23, 1998, in order to continue collaborating in the production of radio shows and to establish two new joint ventures, the Company signed a new contract (the "Production Contract" or the "Infored Agreement") with Infored, the producer at that time of the Monitor news and talk-show, and Mr. Gutierrez, Monitor's host at that time, to provide the Company with exclusive production services for news and special-event radio shows until June 30, 2015. The Company committed to air these programs on XERED-AM and XHRED-FM and affiliated radio stations.

The Production Contract, in addition to requiring the Company to continue paying Infored for the cost of producing its shows, required the Company to pay Infored an aggregate amount of approximately US$ 15,400 and Ps 4,746 (Ps 4,003 historical amount). Of this amount, US$ 4,400 and Ps 4,746 (Ps 4,003 historical amount) was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments was to be amortized in equal monthly amounts through June 2015. In addition, the Company paid Infored monthly production fees based on the revenues derived from Monitor and the amount of budgeted expenses, which generally reflected increases due to Mexico's inflation rate, to cover Infored's radio programming operations. Beginning in 2002, the Company covered these services on the basis of the last payment made in 2001.

The Company also transferred to Mr. Gutierrez two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value. The Company continues rendering maintenance and transmission engineering services and leasing a broadcasting building for these stations under separate agreements.

On May 7, 2002, Mr. Gutierrez and Infored notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract entered into on December 23, 1998 (see
Note 9) and damages for alleged breach of contract, reimbursement of expenses and costs of the litigation.

On March 1, 2004 the International Chamber of Commerce ("ICC") notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by Infored and Mr. Gutierrez. By a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with Infored and Mr. Gutierrez. As a result, the agreement has been rescinded and Infored and Mr. Gutierrez together have been awarded Ps 256,669 (Ps 246,198 historical amount) (US$ 21,797) in damages, which represents the amount the Company would be required to pay after taking into account the amounts prepaid by the Company under the contract. Although the Company has appealed, a contingent liability was recorded at December 31, 2003 and the prepayment, which at December 31, 2003 was Ps 113,666 (Ps104,572 historical amount), was written off. The total amount of the award amounted to Ps 370,335, which is presented in the consolidated statement of income as an extraordinary item for the year ended December 31, 2003.

The Company has discontinued news programming produced by Infored and hosted by Mr. Gutierrez and now produces its news programming on its own.

On August 6, 2004, the Company challenged the validity of this decision before the Mexican courts and brought a proceeding to nullify the arbitration award. On November 10, 2004, a Mexican judge set aside the arbitration decision. Mr. Gutierrez and Infored, initiated an amparo proceeding on December 3, 2004 to contest this ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. The court ruled in favor of Infored and Mr. Gutierrez on August 10, 2005. The Company filed an appeal for review of this decision, which was suspended on February 15, 2006 because Infored and Mr. Jose Gutierrez Vivo petitioned the First Division of the Supreme Court to exercise its ancillary jurisdiction. The First Division of the Supreme Court adopted a resolution by majority vote not to exercise its ancillary jurisdiction, and the case was returned to the Thirteenth Circuit Court of Civil Matters for resolution of the appeal brought by the Company. The court issued a final decision to set aside the arbitration award on June 16, 2006. The Company has not paid any portion of this award. (See Note 26).

NOTE 11  PROPERTY AND EQUIPMENT
-------------------------------

At December 31, 2005 and 2004, the balances in property and equipment consisted of the following:

                                                              DEPRECIATION
                                    2005           2004       (ANNUAL RATE)
                                ------------   ------------   ------------
Buildings                       Ps   318,328   Ps   318,328          2.22%
Transmission equipment               127,483        125,282         11.87%
Studio equipment                     129,606        129,324         15.94%
Office furniture and equipment        45,604         45,425         16.48%
Computer equipment                    67,740         65,662         32.22%
Transportation equipment              37,049         36,388         28.30%
Helicopters                           33,469         33,469         18.18%
Leasehold improvements                12,099         12,099          5.00%
                                ------------   ------------
                                     771,378        765,977
Less accumulated depreciation       (471,913)      (437,012)
                                ------------   ------------
                                     299,465        328,965
Land                                 138,318        138,318
Buildings held for sale, net          35,716         37,235
Equipment in transit                   1,897            727
                                ------------   ------------
                                Ps   475,396   Ps   505,245
                                ============   ============

During 2005, 2004 and 2003, Inmobiliaria Radio Centro, S.A. de C.V. (see Note
1e) rented to Maxcom part of the building in which the main executive offices and studios of the Company are located. Rental income for 2005, 2004 and 2003 amounted to Ps 236, Ps 241 and Ps 239, respectively. (See note 1e).

During the years ended December 31, 2005, 2004 and 2003, the Company reviewed the realizable values of those buildings held for sale, and determined that a reduction was required in their book values for 2005 in the amount of Ps 773. An increase was required for 2004 in the amount of Ps 8,114, and for 2003 a reduction was required in the amount of Ps 1,529. These amounts have been recognized in other expenses, net in the accompanying statements of income (see
Note 22).

NOTE 12  DEFERRED CHARGES
-------------------------

At December 31, 2005 and 2004, deferred charges consisted of the following:

                                        2005           2004
                                    ------------   ------------
Installation expenses               Ps     9,105   Ps     8,959
Licenses and patents                       1,156          3,297
                                    ------------   ------------
                                          10,261         12,256
Less accumulated amortization             (5,073)        (4,689)
                                    ------------   ------------
                                           5,188          7,567
Labor liabilities (see Note 18):
   Intangible assets                          96            187
                                    ------------   ------------
                                    Ps      5284   Ps     7,754
                                    ============   ============

NOTE 13  EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES
----------------------------------------------------------------------

On December 31, 2001, the Company acquired Radio Sistema Mexicano, S.A. and recorded goodwill in the amount of Ps 54,409, which until December 31, 2004, was being amortized over 20 years from the date of acquisition. Beginning January 1, 2005, under a new pronouncement for Mexican GAAP, the amortization of goodwill is no longer permitted. Instead, any unamortized goodwill as of January 1, 2005 is subject to impairment testing in accordance with Bulletin C-15.

On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V. and Palco Deportivo Mexico, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On March 14, 2001, the Company acquired Servicios Corporativos Palco, S.A. de C.V., which was merged with Promo Red, S.A. de C.V. on October 2, 2001. As a result of these acquisitions the Company recorded goodwill in an aggregate amount of Ps 47,921 (Ps 38,715 historical amount), which until December 31, 2004 was being amortized over 20 years from the date of acquisition. Beginning January 1, 2005, under a new pronouncement for Mexican GAAP, the amortization of goodwill is no longer permitted. Instead, any unamortized goodwill as of January 1, 2005 is subject to impairment testing in accordance with Bulletin C-15.

On November 30, 2005, the Company acquired 100% of the shares of Aerocer, S.A., which leases air and ground equipment to the Company and GRC Publicidad, S.A. de C.V. As a result of this acquisition, the Company recorded excess cost over the fair value of the assets acquired and indebtedness assumed from GRC Radiodifusion, S.A. (before Aerocer, S.A. de C.V.) that amounted to Ps 7,734. (See Note 23).

On January 1, 2005, Bulletin B-7, "Business Acquisitions", took effect. This Bulletin establishes that the purchase method of accounting is to be used to account for business acquisitions. The purchase method was applied to the acquisition of Aerocer, S.A. mentioned in the previous paragraph. With the adoption of this Bulletin, as of 2005, the excess cost over the net book value of goodwill is no longer amortized, but becomes subject to annual impairment testing. No impairment adjustment was necessary for the year ended December 31, 2005 for the Ps 767,597 of goodwill recorded as of December 31, 2005, which consists of the following:

Resulting from the acquisition of:       Amount
----------------------------------    ------------
Radiodifusion Red                     Ps   689,919(1)
Radio Sistema Mexicano, S.A.                35,129(1)
Enlaces Troncales, S.A. de C.V.             32,715(1)
Aerocer, S.A.                                7,734
Others                                       2,100(1)
                                      ------------
                                      Ps   767,597
                                      ============

(1) Represents the net amount of goodwill that until December 31, 2005 was being amortized over 20 years from the date of acquisition. The foreign exchange effect until December 31, 2005 of the application of this new Bulletin was a decrease of approximately Ps 69,000 in the amortization for the year that would have been determined if prior rules had been applied.

NOTE 14  NOTES PAYABLE
----------------------

At December 31, 2005 and 2004, notes payable consisted of the following:

                                        2005           2004
                                    ------------   ------------
SHORT-TERM:
Scotiabank Inverlat, S.A.           Ps    56,618   Ps    58,505

LONG-TERM:
Scotiabank Inverlat, S.A.                 56,618        117,011
                                    ------------   ------------
                                    Ps   113,236   Ps   175,516
                                    ============   ============

The short-term and long-term notes payable represent payment obligations under a loan agreement and related promissory note initially in the amount of US$ 35,000, dated October 31, 2000.

The loan agreement contains covenants requiring the Company to maintain certain financial ratios and to comply with other financial conditions that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, pledge or sell its assets and enter into certain transactions with affiliates except those necessary in the normal course of its operations. Scotiabank Inverlat agreed to amend the financial covenant requiring that the Company maintain a certain ratio of total liabilities to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to increase the ratio permitted from the second quarter of 2002 through March 31, 2003. As a condition to the granting of the waiver and the amendment, the Company agreed to convert US$ 13,600 of the amount outstanding under the loan agreement from U.S. dollars into Mexican pesos, to pay interest equal to the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio or TIIE) plus 2.00% on the converted portion of the loan and to not pay any dividends for so long as the Company is not in compliance with any of the financial covenants in the loan agreement as amended.

On December 10, 2002, the loan agreement was amended to convert the denomination of the remaining US$ 23,300 of the outstanding balance from U.S. dollars to Mexican pesos at a variable interest rate of TIIE plus 2.00% to 3.25%, depending on certain financial ratios. Principal payments are due semi-annually beginning April 30, 2003 and interest payments are due quarterly.

On July 17, 2003, the loan agreement was further amended to extend the term of payment from October 31, 2005 to October 31, 2007.

On December 3, 2003, a new amendment to the loan agreement was signed, establishing an increase of Ps 50,000 (historical amount) in the principal amount of the loan, an interest rate fixed between 10.30% and 11.55% depending on the financial indicator of total liabilities to EBITDA, the payment of principal every six months beginning April 30, 2004 and ending on October 31, 2007 and the payment of interest quarterly.

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

On June 29, 2004, the Company reached an agreement with Scotiabank Inverlat in which the bank temporarily amended, through December 31, 2004, the financial ratios with which the Company had been in noncompliance, subject to the condition that the Company refrain from paying any dividends.

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

NOTE 15  ADVANCES FROM CUSTOMERS
--------------------------------

Advances from customers amounted to Ps 83,337 and Ps 54,756 as of December 31, 2005 and 2004, respectively, representing deposits from customers for future advertising. These advances are recognized as income when the corresponding air time is broadcast. For tax purposes, income is recognized when the advances are received.

NOTE 16  SUPPLIERS AND OTHER ACCOUNTS PAYABLE
---------------------------------------------

At December 31, 2005 and 2004, suppliers and other accounts payable consisted of the following:

                                        2005           2004
                                    ------------   ------------
Media and service suppliers         Ps    23,297   Ps    20,115
Salaries and fees payable                  6,244          8,527
Interest                                   1,977          3,064
Employee profit sharing                      274            304
Other                                      1,281          1,507
                                    ------------   ------------
                                    Ps    33,073   Ps    33,517
                                    ============   ============

NOTE 17  INCOME TAXES AND OTHER TAXES PAYABLE
---------------------------------------------

At December 31, 2005 and 2004, income tax and other taxes payable were comprised of the following:

                                        2005           2004
                                    ------------   ------------
Taxes on wages and salaries         Ps     4,985   Ps     5,107
Value-added tax                           20,366         13,878
Income tax                                   322            864
Other withholdings                           478              -
                                    ------------   ------------
                                    Ps    26,151   Ps    19,849
                                    ============   ============

NOTE 18 SENIORITY PREMIUMS AND PENSIONS
---------------------------------------

The Company maintains a reserve to cover seniority premiums and pension plan liabilities, and beginning January 1, 2005, the Company established an additional reserve to cover severance payments. The amount of the reserves is determined through actuarial studies using the projected unitary cost method, in accordance with Bulletin D-3, issued by the Mexican Institute of Public Accountants.

The actuarial calculations as of December 31, 2005 and 2004, are summarized below:

                                                                      2005                                  2004
                                            --------------------------------------------------------    -----------
                                                                                                         SENIORITY
                                                                                                          PREMIUM
                                                                                                            AND
                                             SENIORITY       PENSION       SEVERANCE                      PENSION
CHANGES IN PROJECTED-BENEFIT LIABILITIES      PREMIUM         PLAN         PAYMENTS         TOTAL          PLAN
-----------------------------------------   -----------    -----------    -----------    -----------    -----------
Projected-benefit liabilities at the
 beginning of the year                      Ps   25,983    Ps    1,481    Ps        -    Ps   27,464    Ps   30,696
Service cost                                      1,537             85          8,417         10,039          1,841
Interest cost                                       801             58            242          1,101            990
Actuarial gain                                   (1,044)           (88)        (1,076)        (2,208)        (5,531)
Benefits paid                                      (512)           (32)             -           (544)          (532)
                                            -----------    -----------    -----------    -----------    -----------
Projected-benefit liabilities at the end
 of the year                                Ps   26,765    Ps    1,504    Ps    7,583    Ps   35,852    Ps   27,464
                                            ===========    ===========    ===========    ===========    ===========
Benefit liabilities                         Ps  (26,765)   Ps   (1,504)   Ps   (7,583)   Ps  (35,852)   Ps  (27,464)
Unrecognized net actuarial loss                       -              -         (1,076)        (1,076)             -
Unrecognized prior service costs                 (1,748)           237              -         (1,513)         1,600
                                            -----------    -----------    -----------    -----------    -----------
Net liabilities projected                   Ps  (28,513)   Ps   (1,269)   Ps   (8,659)   Ps  (38,441)   Ps  (25,864)
                                            ===========    ===========    ===========    ===========    ===========
Accrued benefit obligation                  Ps   25,171    Ps    1,363    Ps    7,149    Ps   33,683    Ps   25,733
                                            ===========    ===========    ===========    ===========    ===========
Additional liability (seniority premiums)   Ps       49    Ps       96    Ps        -    Ps      145    Ps      213
                                            ===========    ===========    ===========    ===========    ===========
Intangible assets (see Note 12)             Ps        -    Ps       96    Ps        -    Ps       96    Ps      188
                                            ===========    ===========    ===========    ===========    ===========
Total labor liabilities                     Ps   28,513    Ps    1,363    Ps    8,659    Ps   38,441    Ps   26,139
                                            ===========    ===========    ===========    ===========    ===========

WEIGHTED-AVERAGE ASSUMPTIONS AT DECEMBER 31,

                                                               2005                          2004
                                            -----------------------------------------    -----------
                                                                                          SENIORITY
                                                                                           PREMIUM
                                                                                             AND
                                             SENIORITY       PENSION       SEVERANCE       PENSION
                                              PREMIUM         PLAN         PAYMENTS          PLAN
                                            -----------    -----------    -----------    -----------
Discount rate (real rates)                     4.00%          4.00%          4.00%          4.00%
Increase in compensation rates
 (real rates)                                  1.00%          1.00%          1.00%          1.00%
Amortization period of the transition                                      6.96 and       3.09 and
 liability (years)                               -              -            12.99          17.03

COMPONENTS OF NET COST OF BENEFITS FOR THE YEAR

                                                                      2005                                  2004
                                            --------------------------------------------------------    -----------
                                                                                                         SENIORITY
                                                                                                          PREMIUM
                                                                                                            AND
                                             SENIORITY       PENSION       SEVERANCE                      PENSION
                                              PREMIUM         PLAN         PAYMENTS         TOTAL          PLAN
                                            -----------    -----------    -----------    -----------    -----------
Service cost                                Ps    1,537    Ps       84    Ps    8,417    Ps   10,038    Ps    1,537
Interest cost                                       801             58            242          1,101            801
Amortization of prior service cost                1,959             20              -          1,979          1,959
                                            -----------    -----------    -----------    -----------    -----------
Net cost for the year                       Ps    4,297    Ps      162    Ps    8,659    Ps   13,118    Ps    4,297
                                            ===========    ===========    ===========    ===========    ===========

NOTE 19  SHAREHOLDERS' EQUITY
-----------------------------

The shareholders of the Company approved the following changes in the Company's capital structure during 2005, 2004 and 2003:

a) Repurchase on the open market of 133,300 shares, which represent 0.001% of outstanding shares, and a sale of 305,300 shares for a net amount of Ps 1,439 (Ps 1,401, historical amount).

                          SHARES       SHARES        NET
     MONTH              REPURCHASE      SOLD        AMOUNT
     ----------------   ----------   ----------   ----------
     December 2005               -      305,300   Ps   2,617
     December 2005         133,300            -       (1,216)
                        ----------   ----------   ----------
     Total                 133,300      305,300   Ps   1,401
                        ==========   ==========   ==========

DURING 2004:

(a) Repurchase on the open market of 357,600 shares, which represent 0.002% of outstanding shares for Ps 740.

DURING 2003:

 a)  Payment of dividends totaling Ps 61,339 (Ps 55,000 historical amount).

 b) Repurchase on the open market of 57,000 shares, which represent 0.03% of outstanding shares for Ps 403 (Ps 360 historical amount).

     After the aforementioned changes, as of December 31, 2005, the capital stock of the Company was comprised of 247,586,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,724,561 shares were outstanding and fully paid for and 84,862,207 shares were treasury shares. Shares of stock may be owned only by Mexican investors. Capital stock is represented by shares with no par value and valued as follows:

                                                            NUMBER OF
                                                             SHARES
                                                         --------------
     Total authorized capital stock                         247,586,768
     Treasury shares                                        (84,862,207)
                                                         --------------
     Total outstanding capital stock                        162,724,561
                                                         ==============
     Fixed capital stock, subscribed to and paid for     Ps     841,118
     Increase from restatement to express in constant
      Mexican pesos with purchasing power as of
      December 31, 2005                                         324,209
                                                         --------------
                                                         Ps   1,165,327
                                                         ==============

     The changes in the number of outstanding shares as of the years ended December 31, 2004 and 2005, were as follows:

                                                              2005             2004
                                                         --------------   --------------
     Shares outstanding at the beginning of the year        162,552,561      162,667,561
                                                         ==============   ==============
     Shares outstanding at the end of the year              162,724,561      162,552,561
                                                         ==============   ==============
     Capital stock at the end of the year,
     expressed in constant Mexican pesos with
     purchasing power as of December 31, 2005            Ps   1,165,327   Ps   1,164,414
                                                         ==============   ==============

     Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2005 and 2004 was Ps 25,187.

If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN in Note 20).

NOTE 20  INCOME TAXES
---------------------

Taxable income differs from accounting income due both to (i) permanent differences, principal among which are the treatment of non-deductible expenses (primarily for goodwill) and the reflection in the income statement of the effects of inflation and (ii) timing differences affecting accounting and taxable income in different periods.

A reconciliation of the statutory rate to the effective income tax rate for the years ending December 31, 2005 and 2004 is as follows:

                                                         2005             2004              2003
                                                    --------------   --------------    --------------
Statutory tax rate                                            30.0%            33.0%             34.0%
Difference between the annual inflation adjustment
 and the effects on net monetary position                    (10.8)%          (80.1)%             1.1%
Utilization of tax loss carry forwards                           -                -             (17.0)%
Nondeductible expenses (primarily goodwill)                    5.8%             6.8%             37.2%
                                                    --------------   --------------    --------------
EFFECTIVE INCOME TAX RATE                                     25.0%          (106.3)%           (12.7)%
                                                    ==============   ==============    ==============

Provisions (benefit) for income tax and employee profit sharing for the years ending December 31, 2005 and 2004

                                                         2005             2004
                                                    --------------   --------------
Current income tax payable                          Ps      30,521   Ps      12,701
Tax on assets                                                    -            5,300
Utilization of tax loss carryforwards                      (11,865)          (6,055)
Deferred income taxes                                        2,787            5,633
                                                    --------------   --------------
Total income tax                                            21,443           17,579
                                                    --------------   --------------
Current employee profit sharing                                276              300
Deferred employee profit sharing                                 -            2,506
                                                    --------------   --------------
     Total employee profit sharing                             276            2,806
                                                    --------------   --------------
           Total                                    Ps      21,719   Ps      20,385
                                                    ==============   ==============

Beginning in 1999, determination of the consolidated income tax for Mexican companies took into account a maximum of 60% of the taxable income or loss of each of its subsidiaries. In addition, commencing in 1999, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 have been included in proportion to the Company's equity ownership of such subsidiaries at the end of the period.

Beginning in 2002, in determining the consolidated income tax for Mexican companies, 60% of the taxable income of the controlling company must be taken into account, unless a subsidiary has taxable income, in which case 100% must be considered for the utilization of tax loss carryforwards accrued before 2001.

The current income tax liability corresponds to 40% of the subsidiaries' taxable income that is not subject to consolidation for income tax purposes and is excluded, for tax purposes, from any operating loss carryforward benefits available at the consolidated level.

In accordance with Mexico's Income Tax Law, the income tax rate was 33% for 2004 and 30% for 2005. The income tax rate will then decrease from 30% to 28% for the next two years, such that it will be 29% for 2006 and 28% for 2007 and subsequent years.

Deferred income tax is determined by comparing the bases of assets and liabilities for financial accounting purposes to those for tax reporting purposes (and by applying the income tax rate to the resulting timing difference).

Beginning December 31, 1998, Grupo Radio Centro has recognized the effects of deferred taxes for certain timing differences expected to reverse over a definite period of time. The Company's early adoption of Bulletin D-4 gave rise to the recognition of an additional net deferred tax expense of Ps 3,296 for the year ended December 31, 1999. The cumulative effect of adopting Bulletin D-4 for years prior to December 31, 1998 resulted in the recognition of additional deferred tax liabilities of Ps 97,407 (Ps 72,577 historical amount), which is presented as a separate component in shareholders' equity. The effect of deferred income tax from companies acquired subsequently was Ps (1,069), and the cumulative effect as of December 31, 2005 stands at Ps (98,476).

The balance of deferred taxes as of December 31, 2005 and 2004, consists of the following components:

                                              2005             2004
                                         --------------   --------------
Property and equipment                   Ps     (77,048)  Ps     (80,413)
Tax on Assets                                     5,129            5,300
Advances from customers                          24,168           16,425
Labor liabilities                                12,910            7,689
Tax loss carryforwards                            8,674           15,164
Prepaid expenses and other items                (14,506)          (2,051)
                                         --------------   --------------
Net deferred tax  liability              Ps     (40,673)  Ps     (37,886)
                                         ==============   ==============

In accordance with Mexico's Income Tax Law, tax loss carryforwards are subject to restatement for inflation and may be used to offset taxable income over the ten years following their generation. As of December 31, 2005, the Company's restated cumulative tax loss carryforwards were as follows:

              FISCAL
               YEAR                     EXPIRATION
             INCURRED       AMOUNT         YEAR
            ----------   ------------   ----------
               1996             4,566      2006
               1997            11,546      2007
               1998            15,919      2008
               1999             4,842      2009
               2000             2,400      2010
               2001             5,674      2011
               2002            12,386      2012
               2003               855      2013
               2004               760      2014
               2005               252      2015
                         ------------
                         Ps    59,200
                         ============

In accordance with Mexico's Income Tax Law, if, in any given year, the Company pays an amount of tax on assets in excess of the amount of income tax payable, this excess may be used to offset income taxes payable in excess of tax on assets payable in any of the ten years following such year. As of December 31, 2005, the excess of tax on assets paid over income taxes payable was as follows:

              FISCAL
               YEAR                     EXPIRATION
             INCURRED       AMOUNT         YEAR
            ----------   ------------   ----------
               1996      Ps     1,756      2006
               1997               550      2007
               2004             5,351      2014
                         ------------
                         Ps     7,657
                         ============

During 2005 and 2004, the Company utilized Ps 39,550 and Ps 17,757 (historical amounts) respectively, of tax loss carryforwards on a consolidated basis resulting from the period ended December 31, 2001.

The net fiscal profit account for tax purposes (the "CUFIN") represents the amount of accumulated earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2005, this account amounted to Ps 266,618.

As of December 31, 2005, capital stock, restated for tax purposes, which constituted the capital contributions account, amounted to Ps 1,187,406.

NOTE 21  PROVISIONS FOR SENIOR MANAGEMENT BONUSES
-------------------------------------------------

The Company has a policy of awarding bonuses to its senior executives based on, among other factors, the results of the Company's annual operations and individual performance. For the year ended December 31, 2003, provisions for senior management bonuses were Ps 6,306 and were recorded in general corporate and administrative expenses. For the years ended December 31, 2005 and 2004, no provisions for senior management bonuses were approved.

NOTE 22  OTHER EXPENSES, NET
----------------------------

The components of other expenses, net, during the years ended December 31, 2005, 2004 and 2003 were as follows:

                                                           2005            2004            2003
                                                       ------------    ------------    ------------
INCOME:
Increase in book value of buildings held for sale
 (see Note 11)                                         Ps         -    Ps     8,114    Ps         -
Sale of surplus broadcasting supplies and
 recovery of expenses                                         2,002           4,616             193
Leasing and maintenance of properties                           311             307             300
Tax recoverable                                                 565           2,720               -
Sale of equipment                                               267               -               -
Other                                                         1,521             581           1,507
                                                       ------------    ------------    ------------
          Total other income                                  4,666          16,338           2,000
                                                       ------------    ------------    ------------
EXPENSES:
Fees to Executive Committee                                 (17,174)        (18,406)        (18,496)
Maintenance and leasing costs                                (9,744)        (10,255)        (11,944)
Arbitration costs                                   (a)      (8,227)        (18,501)        (11,220)
Compliance with securities regulations and
 corporate restructuring expenses                            (6,839)         (4,398)        (10,200)
Losses incurred by affiliated start-up Internet
 companies                                          (b)           -               -          (4,673)
Indemnities to employees                            (c)           -               -          (4,259)
Write-off of tax credits                                          -               -          (3,157)
Write-off of other accounts receivables                           -          (2,168)              -
Loss on sale of equipment                                         -          (1,867)         (1,867)
Internet subscription                                        (1,791)              -          (1,629)
Reduction in book value of buildings held for sale
(see Note 11)                                                  (773)              -          (1,529)
Other                                                        (8,736)         (7,394)         (4,746)
                                                       ------------    ------------    ------------
          Total other expenses                              (53,284)        (64,058)        (73,720)
                                                       ------------    ------------    ------------
          Net other expenses                           Ps   (48,618)   Ps   (47,721)   Ps   (71,720)
                                                       ============    ============    ============

(a) In 2005, 2004 and 2003, the Company paid legal fees for arbitration commenced by Infored and Mr. Gutierrez in May 2002.

(b) During 2001, the Company acquired To2 Mexico, S.A. de C.V., a company owning the Internet website www.to2.com, and Palco Deportivo.Com, S.A. de C.V., a company owning the Internet website www.palcodeportivo.com (see Note 24). In 2003, these companies and certain related companies owned by the Company incurred losses of Ps 4,673. (See note 24).

(c) In recent years the Company restructured and downsized its administrative and operating departments, with a consequent reduction in personnel. This resulted in severance payments, which were charged to other expenses.

NOTE 23  INVESTMENT IN AEROCER, S.A.
------------------------------------

As mentioned in Note 1(b) and Note 13, on November 30, 2005, the Company acquired 100% of the shares of Aerocer, S.A. ("Aerocer"), an unrelated entity no longer in operation, for a purchase price of Ps. 10,823. Aerocer had no operating assets and no outstanting liabilities of the date of acquisition. The Company acquired Aerocer for purposes of utiliziing some or all of its accumulated net operating tax losses in the Company's consolidated tax return. Accordingly, the Company determined that the value of the estimated tax benefits of such operating tax losses was Ps. 3,089. The excess of the purchase price over the book value of this tax benefit of Ps. 7,734 was recorded as goodwill.

NOTE 24  CONTINGENCY
--------------------

As of December 31, 2005, the Company is involved in legal proceedings relating to labor claims initiated between 2000 and 2004. In the event there was a ruling against the Company, the Company's approximate liability would be Ps 33,013. The Company has not recorded a provision for these claims as the Company's management believes that these cases will be resolved in favor of the Company.

NOTE 25  SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND US GAAP
------------------------------------------------------------

The financial statements of the Company are presented on the basis of Mexican GAAP.

Except for inflation accounting, Mexican GAAP are, in general terms, similar to generally accepted accounting principles in the United States ("US GAAP"). However, there are other areas in which Mexican GAAP differ from the requirements of US GAAP.

The major differences between Mexican and US GAAP are as follows:

RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION:

The provisions of Bulletin B-10 and its amendments relating to the recognition of the effects of inflation on financial information have no counterpart under US GAAP. However, as Mexican GAAP include the effects of inflation in the primary financial statements, the US Securities and Exchange Commission does not require the reversal of the restatement of the financial statements recognizing the effects of inflation.

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

As a result of the Company's early adoption of Bulletin D-4 in 1999, there were no differences related to deferred taxes that had to be reconciled between Mexican and US GAAP for financial statement purposes for the years ended December 31, 2005 and 2004, except for the balance sheet classification of deferred taxes, under US GAAP, as current and non-current.

Mexican GAAP require that all deferred taxes be classified as long term on the balance sheet; however, under US GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting. An analysis of the balance of deferred taxes in accordance with US GAAP, as of December 31, 2005 and 2004, is as follows:

                                   2005            2005            2004            2004
                               ------------    ------------    ------------    ------------
Current deferred tax:
  Advances from customers      US$    2,274    Ps    24,168    US$    1,545    Ps    16,425
  Other liabilities                  (1,365)        (14,506)           (193)         (2,051)
                               ------------    ------------    ------------    ------------
  Net current deferred asset            909           9,662           1,352          14,374
                               ============    ============    ============    ============
Non-current deferred tax
  Tax loss carryforwards less
   valuation allowance                  816           8,674           1,427          15,164
  Recoverable tax on assets             482           5,129             499           5,300
  Prepaid expenses and labor
   liabilities                        1,215          12,910             723           7,689
  Property and equipment,
   net                               (7,250)        (77,048)         (7,566)        (80,413)
                               ------------    ------------    ------------    ------------
  Net non-current deferred
   tax liability               US$   (4,737)   Ps   (50,335)   US$   (4,917)   Ps    (52,260)
                               ============    ============    ============    =============

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

                                            2005            2005            2004            2003
                                        ------------    ------------    ------------    ------------
Operating activities:
Resources provided by operations, per
  Mexican GAAP                          US$   13,056    Ps   138,766    Ps    24,911    Ps   241,083
Less--gain on monetary position on
  current and long-term debt                    (532)         (5,661)        (12,688)        (12,060)
                                        ------------    ------------    ------------    ------------
Resources provided by operations, per
  US GAAP                               US$   12,524    Ps   133,105    Ps    12,223    Ps   229,023
                                        ============    ============    ============    ============
Financing activities:
Resources applied to financing
  activities, per Mexican
  GAAP                                  US$   (5,725)   Ps   (60,840)   Ps   (71,392)   Ps  (201,384)
Plus--gain on monetary  position on
  current and
  long-term debt                                 532           5,661          12,688          12,060
                                        ------------    ------------    ------------    ------------
Resources applied to financing
  activities, per US GAAP               US$   (5,193)   Ps   (55,179)   Ps   (58,704)   Ps  (189,324)
                                        ============    ============    ============    ============
Supplemental cash-flow information:
  Interest paid                         US$    1,530    Ps    16,264    Ps    20,689    Ps    30,646
                                        ============    ============    ============    ============
  Taxes paid                            US$    3,616    Ps    38,431    Ps    29,873    Ps    18,442
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

GOODWILL:

Under Mexican and US GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset ("goodwill"). Under US GAAP, however, goodwill arising from entities under common control is not recognizable. In addition, under US GAAP, effective January 1, 2002, goodwill is no longer amortized but instead is tested for impairment at least annually. For Mexican GAAP purposes, through December 31, 2004, goodwill was amortized based on the estimated useful lives of the assets calculated on the straight-line method. Bulletin C-15 took effect on January 1, 2005 and establishes, among other things, new principles for the calculation and recognition of impairment losses for long-lived assets, including any subsequent reversals of such impairment losses. Effective January 1, 2005, Mexican GAAP is consistent with US GAAP in that amortizing goodwill is no longer permitted.

Under U.S. GAAP, in accordance with the requirements of FAS 142, the Company performed an analysis for impairment of its goodwill as of December 31, 2005, 2004 and 2003. There was no impairment at December 31, 2005 and 2004; at December 31, 2003, there was an impairment charge of Ps 165,750. There was no impairment charge required under Mexican GAAP at December 31, 2005, 2004 or 2003.

OTHER EXPENSES, NET:

Under Mexican GAAP, certain net expenses are classified as non-operating on the Company's statement of income. Under US GAAP, some of these net expenses are classified as operating expenses.

In addition, for the year ended December 31, 2003, the Company's extraordinary item relating to provisions for contingent arbitration losses for an amount of Ps 370,335 is classified as a non-operating charge to earnings under Mexican GAAP whereas for U.S. GAAP reporting purposes, this represents an operating charge against the Company's earnings.

CONVENIENCE STATEMENTS:

The 2005 US dollar amounts (denoted by the symbol "US$") shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 10.628/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2005, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

The following is a summary of the estimated adjustments to net income (loss) and shareholders' equity that would have been required had the Company applied US GAAP instead of Mexican GAAP:

                                             2005            2005            2004            2003
                                         ------------    ------------    ------------    ------------
Net income (loss), as recorded
  under Mexican GAAP                     US$    6,108    Ps    64,927    Ps   (39,560)   Ps  (267,172)
US GAAP adjustments:
  Amortization of goodwill
    arising from entities under
    common control                                  -               -           1,721           1,721
  Amortization of goodwill                          -               -          66,793          84,708
  Goodwill impairment                               -               -               -        (165,750)
  Severance payment provision (1)                   -               -          (9,134)         (8,499)
  Increase in book value of buildings
    held for sale (Note 11)                         -               -          (8,114)              -
  Minority interest                                (1)            (14)             (5)             (5)
                                         ------------    ------------    ------------    ------------
Net income (loss) under US GAAP          US$    6,107    Ps    64,913    Ps    11,701    Ps  (354,997)
                                         ============    ============    ============    ============
Net income (loss) per share (basic
  and diluted) under US GAAP             US$    0.038    Ps     0.399    Ps      0.07    Ps     (2.18)
                                         ============    ============    ============    ============
  Average common shares
    outstanding (000's)                       162,560         162,560         162,560         162,722
                                         ============    ============    ============    ============

(1) As mentioned in Notes 3g and 18, in accordance with Mexican GAAP the Company has adopted the new guidelines of Bulletin D-3 related to the recognition of payments upon termination of the labor relationship (severance payment provision). As a result, in 2005 year the Company recognized a liability and net cost for the period amounting to Ps 8,659. The new Bulletin does not require the severance payment provision to be applied retroactively. However, for US GAAP, for the years ended December 31, 2004 and 2003 the Company adjusted the income statement of those years to retroactively apply this provision.

                                          2005            2005            2004            2003
                                      ------------    ------------    ------------    ------------
Shareholders' equity under Mexican
 GAAP                                 US$   94,263    Ps 1,001,827    Ps   935,461    Ps   975,761
                                      ------------    ------------    ------------    ------------
US GAAP adjustments:
 Goodwill arising from entities
  under common control                      (1,676)        (17,809)        (17,809)        (19,530)
 Amortization of goodwill                   21,657         230,168         230,168         163,375
 Goodwill impairment                       (15,596)       (165,750)       (165,750)       (165,750)
 Increase in book value of
  Buildings held for sale
  (Note 11)                                   (763)         (8,114)         (8,114)              -
 Minority interest                             (53)           (560)           (546)           (551)
                                      ------------    ------------    ------------    ------------
                                             3,569          37,935          37,949         (22,456)
                                      ------------    ------------    ------------    ------------
Shareholders' equity under US GAAP    US$   97,832    Ps 1,039,762    Ps   973,410    Ps   953,305
                                      ============    ============    ============    ============

In the income statement, employee profit sharing is classified as a component of the tax provisions and certain net expenses are classified as non-operating under Mexican GAAP. Under US GAAP, these items should be included or excluded as operating expenses, as applicable. The following is a reconciliation of operating income:

                                          2005            2005            2004            2003
                                      ------------    ------------    ------------    ------------
Operating income under Mexican
  GAAP                                US$   13,928    Ps   148,027    Ps    47,878    Ps   171,633
  Amortization of goodwill arising
   from entities under common
   control                                       -               -           1,721           1,721
  Other expenses, net                       (4,575)        (48,618)        (48,272)        (71,720)
  Provisions for contingent
   arbitration losses                            -               -               -        (370,335)

  Amortization of other goodwill                 -               -          66,793          84,708
  Goodwill impairment                            -               -               -        (165,750)
Increase in book value of
  buildings held for sale
  (Note 11)                                      -               -          (8,114)              -
  Severance payment provision                    -               -          (8,499)         (9,134)
  Employee profit sharing                      (26)           (276)         (2,806)            451
                                      ------------    ------------    ------------    ------------
Operating income (loss) under
  US GAAP                             US$    9,327    Ps    99,133    Ps    48,701    Ps  (358,426)
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

For the years ended December 31, 2005, 2004 and 2003, there were no outstanding potential dilutive securities of the Company.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 was also a result of the FASB's project to converge U.S. accounting standards to International Accounting Standards. The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions," includes certain exceptions to the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 defines a non-monetary exchange as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. The Company does not expect SFAS 153 to have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154. "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No.20, "Accounting Changes" and FASB Statement No.3. "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires restatement of prior period financial statements, unless impracticable, for changes in accounting principle. The retroactive application of a change in accounting principle should be limited to the direct effect of the change. Changes in depreciation, amortization or depletion methods should be accounted for as a change in accounting estimate. Corrections of accounting errors will be accounted for under the guidance contained in APB Opinion No.20. The effective date of this new pronouncement is for fiscal years beginning after December 15, 2005 and prospective application is required. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated financial statements.

NOTE 26  SUBSEQUENT EVENT
-------------------------

In 2002, Infored, S.A. de C.V. ("Infored") and Jose Gutierrez Vivo initiated an arbitration proceeding against us, seeking rescission of contract and damages. In March 2004, an arbitration panel of the International Chamber of Commerce notified us of its decision to rescind the contract and award Infored and Mr. Gutierrez Vivo, collectively, US$21.1 million, which represents the amount we would have been required to pay under the contract. As a result of the damages awarded in the arbitration proceeding with the Infored and Mr. Gutierrez Vivo award, we recorded a provision for this contingent liability in the amount of US$21.1 million as of December 31, 2003. For the years ended December 31, 2005 and 2004, we also recorded Ps 13.3 million and Ps 6.6 million, respectively, in interest related to this provision. As of March 31, 2006, the provision amounted to Ps 253.6 million. We successfully challenged the validity of the arbitration award in Mexican courts. Although the arbitration award was initially set aside, Infored and Mr. Gutierrez Vivo subsequently were granted an amparo, which in effect overturned the initial decision. We challenged the amparo in another proceeding, and on June 16, 2006, a Mexican court set aside and refused to enforce in Mexico the arbitration award. As a result, the provision was reversed and recorded as an extraordinary income item in June 2006.

                                  EXHIBIT INDEX

 Exhibit
  Number                              Description of Exhibit
-----------   ------------------------------------------------------------------
    1.1 Charter (Escritura Constitutiva), together with an English translation (incorporated by reference to our Registration Statement on Form F-1 (Reg. No. 333-63878) filed on June 4,
               1993).

    1.2 Amended and Restated Bylaws of Grupo Radio Centro, S.A. de C.V., dated April 22, 2005, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005).

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

    4.4 Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005).

Exhibit
 Number                               Description of Exhibit
-----------   ------------------------------------------------------------------
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

    4.10 Amendment, dated December 3, 2003, to the Loan Agreement, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 2, 2004).

    4.11 Amendment, dated as of June 29, 2004, to the Loan Agreement, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 2, 2004).

    4.12 Waiver Letter, dated March 31, 2005, executed by Scotiabank Inverlat, S.A. in connection with the Loan Agreement, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005).

    4.13 Amendment, dated as of May 6, 2005, to the Loan Agreement, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005).

    4.14 Simple Credit Agreement, dated May 16, 2006, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusion Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF Mexico, S. de R.L. de C.V. and Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as creditors, filed as an English translation.

    8.1        List of Subsidiaries of the Company.

    12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.