Form 20-F
period 2006-12-31
GRUPO RADIO CENTRO SA DE CV
filed 2007-07-02
CIK 906526

As filed with the Securities and Exchange Commission on July 2, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report for the transition period from to

Commission File Number: 1-12090
———————
Grupo Radio Centro, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Radio Center Group
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)
———————
Constituyentes 1154 (7° Piso)
Col. Lomas Altas
C.P. 11950, México, D.F., México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Name of each exchange on which registered

Series A Shares, without par value (“Series A Shares”)	New York Stock Exchange*
Ordinary Participation Certificates (“CPOs”), each CPO representing one Series A Share	New York Stock Exchange*
American Depositary Shares (“ADSs”), each representing nine CPOs	New York Stock Exchange
*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 162,724,561 Series A Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

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
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow:
☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes ☒ No

INTRODUCTION

Grupo Radio Centro is a corporation organized under the laws of the United Mexican States. As used in this Annual Report and except as the context otherwise requires, the terms “Grupo Radio Centro” and “the Company” refer to Grupo Radio Centro, S.A.B. de C.V. and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its financial statements in pesos. Pursuant to the Mexican Financial Reporting Standards (“MFRS”) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Information Standards), financial data for all periods in the financial statements included in Item 18 (the “Consolidated Financial Statements”) and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of December 31, 2006.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.80 to U.S.$1.00, the noon buying rate for pesos at December 29, 2006, as published by the Federal Reserve Bank of New York. The translation to U.S. dollars at the December 29, 2006 exchange rate may not accurately represent the financial condition of the Company in U.S. dollar terms as of a subsequent date. On June 22, 2007, the noon buying rate for pesos was Ps. 10.80 to U.S.$1.00. See Item 3, “Key Information—Exchange Rate Information,” for information regarding exchange rates since January 1, 2002.

In this Annual Report, references to “pesos” or “Ps.” are to the lawful currency of Mexico. References herein to “U.S. dollars” or “U.S.$” are to United States dollars.

FORWARD-LOOKING STATEMENTS

This Annual Report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements that reflect the Company’s views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company’s control. These factors, some of which are discussed in Item 3, “Key Information—Risk Factors,” include effects on the Company from competition with its broadcasting operations, material changes in the performance or popularity of key radio stations or broadcast programs, the loss of one or more key customers or a reduction in the advertising expenditures of key customers, a change in the seasonality of the Company’s business, the ability of the Company to make additional investments in radio operations or renew its broadcasting licenses, significant developments in the Mexican economic or political situation, changes in the Company’s regulatory environment or fluctuations in inflation rates or exchange rates. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated. This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Annual Report. Grupo Radio Centro’s financial statements are prepared in accordance with MFRS, which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 25 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, including differences related to certain cash flow information, and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

Grupo Radio Centro’s financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 under MFRS. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring Grupo Radio Centro to restate non-monetary assets and liabilities using the Mexican Consumer Price Index (the “INPC”), to restate the components of shareholders’ equity using the INPC, to restate its fixed assets using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet for the prior year to the current balance sheet. Pursuant to MFRS, the selected consolidated financial information set forth below, and all data in the related Consolidated Financial Statements, have been restated in constant pesos at December 31, 2006. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 25 to the Consolidated Financial Statements.

	Year Ended December 31,
	2006(1)	2006	2005	2004	2003	2002
	(in thousands, except per-ADS data)
Operating Data:
MFRS:
Broadcasting revenue	U.S.$73,677	Ps. 795,680	Ps. 615,083	Ps. 593,095	Ps. 933,183	Ps. 835,120
Broadcasting expenses (2) (3)	41,058	443,404	408,501	424,609	568,279	550,045
Broadcasting income	32,619	352,276	206,582	168,486	364,904	285,075
Depreciation and amortization(4)	3,318	35,836	38,509	35,733	40,121	45,190
Corporate, general and administrative expenses(3)	1,322	14,276	14,047	23,017	58,053	45,478
Operating income(5)	27,979	302,164	154,026	111,694	266,730	194,407
Comprehensive cost of financing	3,555	38,399	13,280	19,542	37,207	60,181
Other expenses, net	5,228	56,465	50,588	49,655	74,627	59,364
Extraordinary item(5)	23,517	253,976	0	0	385,346	0
Net income (loss)(6)	38,798	418,998	67,559	21,285	(189,860)	84,424
Minority interest	6	61	15	2	5	16
Net income (loss) per ADS(6) (7)	2.15	23.21	3.74	1.18	(10.50)	4.64
Common shares outstanding(7)	162,500	162,500	162,657	162,560	162,705	163,783

U.S. GAAP:
Broadcasting revenue	U.S.$73,677	Ps. 795,680	Ps. 615,083	Ps. 593,095	Ps. 933,183	Ps. 835,120
Operating (loss) income (5)	(848)	(9,167)	103,151	50,676	(372,954)	136,733
Net income (loss)(6)	38,792	418,937	67,544	12,837	(369,386)	86,200
Net income (loss) per ADS(6) (7)	2.15	23.20	3.74	0.72	(20.43)	4.74
Dividends per ADS(7) (8)	0.36	3.87	-	-	3.53	0

Balance Sheet Data:
MFRS:
Working capital	U.S.$11,918	Ps. 128,707	Ps. (118,552)	Ps. (192,327)	Ps. (143,301)	Ps. (356)
Property and equipment, net	42,945	463,786	494,665	525,724	531,458	560,919
Excess cost over fair value of assets of subsidiaries	73,958	798,710	798,710	790,647	861,939	951,872
Total assets	153,691	1,659,782	1,647,097	1,596,544	1,756,859	2,023,120
Long-term debt excluding current portion	-	-	58,913	121,754	192,110	186,380
Total debt(9)	-	-	117,826	182,630	256,146	401,447
Shareholders’ equity(10)	123,819	1,337,181	1,042,438	973,382	1,103,453	1,439,632

U.S. GAAP:
Total assets	U.S.$157,400	Ps. 1,699,837	Ps. 1,687,152	Ps. 1,636,600	Ps. 1,754,383	Ps. 2,082,847
Shareholders’ equity(10)	122,977	1,328,095	1,033,413	964,372	994,416	1,419,424

(1)
Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 10.80 per U.S. dollar, the noon buying rate for pesos on December 29, 2006, as published by the Federal Reserve Bank of New York. See “—Exchange Rate Information.”

(2)	Excludes depreciation, amortization and corporate, general and administrative expenses.
(3)
Certain amounts in the 2005 and 2004 financial statements as originally issued have been reclassified for uniformity of presentation with the  2006 financial statements. For purposes of presentation, the financial data for 2003 and 2002 were also reclassified.

(4)
For purposes of uniformity with the presentation of the 2006 and 2005 financial statements, goodwill amortization has been reclassified for 2004, 2003 and 2002, and the charge to income in 2004, 2003 and 2002 from the amortization of goodwill in the amounts of Ps. 69.5 million, Ps. 88.1 million and Ps. 81.8 million, respectively, have been reversed.

(5)
Extraordinary item in 2003 reflects a provision of Ps. 385.3 million for the contingent liability related to an arbitration proceeding. See Item 5, “Operating and Financial Review and Prospects—Loss Contingency.” Unlike treatment under MFRS, for purposes of U.S. GAAP, such provision is charged against operating income. See Notes 10 and 25 to the Consolidated Financial Statements.

(6)
In accordance with MFRS, net income does not give effect to minority interest. In contrast, net income under U.S. GAAP does give effect to minority interest. See Note 25 to the Consolidated Financial Statements.

(7)
Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both MFRS and U.S. GAAP and dividends per ADS under U.S. GAAP.

(8)
The Company declares dividends in any particular year for the immediately preceding fiscal year. The Company did not pay any dividends in 2002 with respect to 2001, in 2004 with respect to 2003, in 2005 with respect to 2004 or in 2006 with respect to 2005. In 2007, the Company paid dividends in the aggregate amount of Ps. 70.0 million with respect to 2006.

(9)	Total debt consists of bank debt.
(10)	In 2006, the Company reduced its capital by Ps. 120 million through cash payments to its shareholders equal to that amount.

EXCHANGE RATE INFORMATION

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not appreciate or depreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

Period	Exchange Rate(1)
Year Ended December 31,	High	Low	Average(2)	Period End
2002	10.43	9.00	9.75	10.43
2003	11.41	10.11	10.85	11.24
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80

Month Ended 2006:
December	10.99	10.77

Month Ended 2007:
January	11.09	10.76
February	11.16	10.92
March	11.18	11.01
April	11.03	10.92
May	10.93	10.74
June (through June 22)	10.98	10.71

(1)	Source: Noon buying rate for pesos reported by the Federal Reserve Bank of New York.
(2)	Average of month-end rates.

On June 22, 2007, the noon buying rate was Ps. 10.80 to U.S.$1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of Series A Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) and the price of ADSs on the New York Stock Exchange (the “NYSE”). The Company pays cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion by Citibank N.A., as depositary for the ADSs (the “Depositary”), of cash dividends on the Series A Shares underlying the CPOs represented by the ADSs.

RISK FACTORS

Risks Relating to Our Operations

Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. Our average Mexico City audience share has increased during recent years, including an increase from 31.4% in 2002 to 32.0% in 2003 and to 34.7% in 2004. Following a slight decline in 2005 to 34.6%, our average Mexico City audience share increased to 35.3% in 2006, according to International Research Associates Mexicana, S.A. de C.V. (“INRA”). There can be no assurance that increased competition within, or a decline in the popularity of, a given format segment will not decrease our aggregate audience share in the future. In addition, we face strong competition from both television and various print media for advertising revenues. If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

If we lose one or more of our key customers, we could lose a significant amount of our revenue

Our two largest individual customers in 2006 were Compañía Cervecera del Trópico, S.A. de C.V. (“Compañía Cervecera”) and Tiendas Comercial Mexicana, S.A. de C.V. (“Comercial Mexicana”), representing 3.7% and 3.4%, respectively, of our total broadcasting revenue. In 2005 and 2004, our two largest individual customers were Gigante, S.A. de C.V. (“Gigante”) and Comercial Mexicana. In 2005 and 2004, Gigante accounted for 4.4% and 5.6%, respectively, of our total broadcasting revenue, while Comercial Mexicana accounted for 4.1% and 4.9%, respectively, of our total broadcasting revenue. In 2006, Gigante accounted for 2.3% of our total broadcasting revenue.

The companies comprising Grupo Carso and Grupo Cifra are also key customers. In 2006, Grupo Carso accounted for 6.5% of our total broadcasting revenue, and Grupo Cifra accounted for 3.5% of our total broadcasting revenue. In 2005, Grupo Carso accounted for 6.8% of our total broadcasting revenue. In 2004, the companies comprising Grupo Gigante accounted for 7.0% of our total broadcasting revenue.

We cannot assure you that Compañia Cervecera, Comercial Mexicana and Gigante or the companies comprising Grupo Carso, Grupo Cifra or Grupo Gigante will continue to purchase advertising from us at current levels. The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations.

A decrease in advertising expenditures by political campaigns could substantially reduce our revenue

Our business is significantly affected by the advertising expenditures of political parties during election campaigns in Mexico. While our revenue has increased significantly during the congressional elections that occur every three years, including in 2003 and 2006, our revenue has increased even more significantly during presidential elections, which occur every six years (coinciding with congressional elections), including in 2000 and 2006. In 2004, 2005 and 2006, advertising by political parties accounted for 0.06%, 2.3%, and 19% of total broadcasting revenue, respectively. A decrease in advertising expenditures by political campaigns during an election year could have a material adverse impact on our results of operations.

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

The Mexican Federal Competition Commission may prohibit us from making additional investments in radio operations in Mexico

We, like all Mexican radio licensees, are subject to regulation by several Mexican governmental agencies. As a result of such regulation, radio licenses are subject to review and possible revocation, and licensees are prohibited from transferring or assigning their radio broadcasting licenses without prior governmental approval of both the transfer and its terms. As a result of the increase in our share of the Mexico City radio market following the acquisition of Radiodifusión RED in 1996, we are required by the Mexican Comisión Federal de Competencia (the “Federal Competition Commission”) to seek its prior approval in connection with any future investments in radio operations in Mexico, including, without limitation, purchases and leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share. To the best of our knowledge, other Mexican radio broadcasting companies are not generally subject to this requirement. No assurance can be given that we will be permitted by the Federal Competition Commission to make any particular investment should we desire to do so.

If the Mexican government does not renew our broadcasting licenses, our business could be harmed

To broadcast commercial radio in Mexico, a broadcaster must have a license from the Secretaría de Comunicaciones y Transportes (the Secretary of Communication and Transportation, or “SCT”). Because the SCT generally grants renewals to licensees that have substantially complied with applicable law, we expect that our future renewal applications will be granted. However, if we were unable to renew these licenses in the future, our business could be significantly harmed.

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

Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs. These Aguirre family members have established two Mexican trusts, which they control, that together hold 84,020,646 Series A Shares, or 51.6% of all outstanding Series A Shares as of June 21, 2007. Some of these Aguirre family members own Series A Shares and/or ADSs in addition to the Series A Shares held by the Mexican trusts.

Our bylaws include provisions that could delay or prevent a takeover and thus deprive you of a premium over the market price of the ADSs or otherwise adversely affect the market price of the ADSs

Our bylaws include certain provisions that could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders. These provisions include restrictions on the acquisition, without the approval of the Board of Directors, of shares or other securities of the Company representing 30% or more of our capital stock and restrictions on agreements and other arrangements, without the approval of the Board of Directors, for the exercise of voting rights in respect of shares representing 30% or more of the Company’s capital stock. These provisions may deprive you of a premium over the market price of the ADSs or otherwise adversely affect the market price of the ADSs.

Future sales of Series A Shares by the controlling shareholders may affect future market prices of the Series A Shares, CPOs and ADSs

Actions by members of the Aguirre family, directly or through the two Mexican trusts through which they hold most of their Series A Shares, with respect to the disposition of their Series A Shares, may adversely affect the trading price of the Series A Shares or the CPOs on the Mexican Stock Exchange and the price of the ADSs on the NYSE. There are no contractual restrictions on the rights of members of the Aguirre family to sell ADSs, CPOs or Series A Shares other than those contained in an undrawn U.S. $21 million credit facility, which requires the Aguirre family to maintain 51% of our capital stock.

You may not be able to participate in any future preemptive rights offering and, as a result, your equity interest in the Company may be diluted

Under current Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not be legally permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering. Furthermore, under current Mexican law, sales by the Depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders are not possible. As a result, the equity interest of ADS holders in the Company would be diluted proportionately. In addition, preemptive rights will not arise under current Mexican law upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us.

Risks Relating to Mexico

Economic developments in Mexico may adversely affect our business

Our financial condition and results of operations are generally affected by the strength of the Mexican economy, as the demand for advertising, from which we derive revenue constituting the principal source of our earnings, generally declines during periods of economic difficulty.

In 2005 and 2006, Mexico’s gross domestic product, or GDP, grew by 3.0% and 4.8%, respectively, and inflation was 3.33% and 4.05%, respectively. In 2007, according to preliminary estimates of the Mexican government, GDP is expected to grow by 3.1% and inflation is expected to be 3.5%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

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

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 4.05% for 2006. Inflation for the first quarter of 2007 was 1.02%. If inflation in Mexico does not remain within the government’s projections, we might not be able to raise our broadcast advertising rates to keep pace with inflation. More generally, the adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 7.19% during 2006. On June 21, 2007, the 28-day Cetes rate was 7.18%. High interest rates in Mexico could adversely affect our financing costs.

Political events in Mexico could affect Mexican economic policy and our operations

Mexican political events may significantly affect our operations and the performance of Mexican securities, including our securities. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. Elections to both houses of the Mexican Congress also occurred in July 2006. The new administration and the new distribution of seats in Congress will influence regulatory policy and the overall management of the Mexican economy in future years. We cannot assure you that the current political situation or any future political developments will not have a broad adverse effect on growth trends in the Mexican broadcasting industry or in the economy generally, or directly and adversely affect us.

Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2006, the peso depreciated against the U.S. dollar at year-end by 1.6%, and the average value of the peso against the U.S. dollar during 2006 was 0.28% lower than in 2005. In 2005, the peso appreciated against the U.S. dollar by year-end by 4.66%, and the average value of the peso against the U.S. dollar during 2005 was 3.89% higher than in 2004. In 2004, the peso appreciated against the U.S. dollar by year-end by 0.8%, and the average value of the peso against the U.S. dollar during 2004 was 4.24% lower than in 2003. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

A small portion of our operating costs is payable in U.S. dollars. Although at December 31, 2006, we had no U.S. dollar-denominated indebtedness, we may incur U.S. dollar-denominated indebtedness in the future. Declines in the value of the peso relative to the U.S. dollar increase our obligations payable in U.S. dollars, increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations. Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of our obligations or our operating costs payable in U.S. dollars.

Developments in other emerging market countries may affect the price of the ADSs

As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In past years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia, Brazil and Argentina.

Item 4. Information on the Company

THE COMPANY

Organization

Grupo Radio Centro is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Grupo Radio Centro is a holding company that operates through its subsidiaries.

Grupo Radio Centro’s principal executive offices are located at Constituyentes 1154 (7° Piso), Col. Lomas Altas, C.P. 11950, México, D.F., México. The telephone number of Grupo Radio Centro at this location is (525) 55-728-4800.

History

Grupo Radio Centro is a family-controlled radio broadcasting company with roots in Mexican radio broadcasting dating back approximately 60 years. Francisco Aguirre J., the founder of Grupo Radio Centro, initiated his radio broadcasting activities in 1946. In 1952, he founded Organización Radio Centro (“ORC”), the sole owner and operator of two radio stations, Radio Centro and Radio Exitos. In 1965, the Company formed Organización Impulsora de Radio (“OIR”), to provide national sales representation to affiliated radio stations outside Mexico City. It was incorporated as Técnica de Desarrollo Publicitario, S.A. de C.V. on June 8, 1971, renamed Grupo Radio Centro, S.A. de C.V. on July 14, 1992 and renamed Grupo Radio Centro, S.A.B. de C.V. on July 31, 2006. The bylaws of the Company provide for its indefinite existence. In 1973, Grupo Radio Centro expanded its broadcasting activities by establishing three new FM radio stations, thus consolidating its position as the market leader in Mexico City radio broadcasting.

In 1989, the Aguirre family began a comprehensive process of corporate reorganization designed to consolidate Grupo Radio Centro’s radio operations under the common ownership of the Company and the family’s non-radio-related operations under the common ownership of another company controlled by the Aguirre family outside Grupo Radio Centro. The purpose of the reorganization was to permit Grupo Radio Centro to focus on radio-related operations and to acquire the balance of shares of its radio broadcasting subsidiaries that were owned directly or indirectly by members of the Aguirre family outside Grupo Radio Centro. As a result of the reorganization, the Company acquired substantially all of the shares of its radio broadcasting subsidiaries, with the last transfer of shares occurring in March 1993. In the third quarter of 1993, the Company completed an initial public offering of its ADSs and CPOs, listing these securities on the NYSE and the Mexican Stock Exchange. The Company completed a subsequent public offering of ADSs and CPOs during the third quarter of 1996. On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, pursuant to the Company’s bylaws (see Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership”), were exchanged for Series A Shares held in the CPO Trust (see Item 9, “The Offer and Listing”). In connection with the amended CPO trust arrangement, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol “RCENTRO.A” on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line reflects trading of both Series A Shares and CPOs.

Capital Expenditures and Divestitures

Capital Expenditures

Capital expenditures were Ps. 6.6 million in 2006, Ps. 7.7 million in 2005 and Ps. 22.3 million in 2004. In 2006, 2005 and 2004, capital expenditures were financed from working capital. In 2006, the Company’s principal expenditures were for broadcasting equipment and computer equipment. In 2004, the Company spent approximately U.S.$1 million to update its main computer and digital storage system and also purchased automobiles and motorcycles for the news program La Red de Radio Red. The balance of the Company’s capital expenditures during the 2004-2006 period was primarily for broadcasting equipment.

Capital Divestitures

During 2006, the Company had capital divestitures in the amount of Ps. 1.1 million, principally related to the sale of used computer equipment and real estate. The Company had no significant capital divestitures in 2005. Capital divestitures were Ps. 8.5 million in 2004, reflecting the sale of used Company automobiles and used computer equipment (see Notes 1 and 11 to the Consolidated Financial Statements).

BUSINESS OVERVIEW

Grupo Radio Centro is a leading radio-broadcasting company in Mexico and for over 30 years has been the leading radio broadcaster, in terms of audience share, in Mexico City, the most populous city in North America. Grupo Radio Centro’s principal activities are the production and broadcasting of musical and entertainment programs, news and special event programs. The Company’s revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses. According to INRA, the Company’s Mexico City average audience share for the year ended December 31, 2006 was 35.3%, more than twice that of the next most popular radio-broadcasting company in Mexico City for the same period. See “—Broadcasting Operations” and “—Competition.”

Grupo Radio Centro currently owns eight AM and five FM radio stations, and manages and operates an additional FM station. Of the 14 radio stations it owns or operates, Grupo Radio Centro operates five AM and six FM stations in Mexico City. The remaining three AM radio stations, including one in Mexico City, are managed and operated by third parties pursuant to operating agreements.

The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers. According to INRA, for the year ended December 31, 2006, Grupo Radio Centro’s radio stations ranked as four of the top 10 FM radio stations out of a total of 29 FM stations, and two of the top 10 AM stations out of a total of 34 AM stations. See “—Business Strategy.”

In addition to its radio-broadcasting activities, the Company, under the trade name Organización Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico. At December 31, 2006, the Company had 108 affiliates in 73 cities throughout Mexico.

Business Strategy

The Company’s strategy is to optimize cash flow from operations by maintaining its leading market position, offering advertisers top-ranked stations in almost every major station format and continuing its focus on operating efficiency and cost control.

Maintenance of Leading Market Position

The Company is focused on maintaining its current position as the leading radio broadcaster in Mexico City, offering advertisers top-ranked stations in almost all of the major station formats, including:

•	Grupera—Diverse Musical Genres,

•	Juvenil—Youth Oriented,

•	Spanish Language—Contemporary Music,

•	English Language—Classic Rock,

•	English Language—Contemporary Music,

•	Spanish Language—Classics, News/Talk Show, and

•	English Language—Music/News.

By maintaining a strong presence in the major station formats, management believes that the Company will maximize its share of total radio advertising expenditures. Management bases such belief on the following rationale: (i) a broadcaster’s revenue is correlated with its ability to maximize the number of listeners within an advertiser’s given demographic parameters and (ii) the Company’s stations currently cover almost all of the demographic segments of the radio audience sought by advertisers.  In addition, by managing its stations as a portfolio and offering a broad range of advertising packages, the Company believes that it differentiates itself from its smaller competitors, who cannot offer as comprehensive coverage of the Mexican radio audience. The Company is able to offer advertisers exposure to listening audiences targeted to correspond with the demographic profiles they seek and is able to provide advertisers with their choice of either focused or broad audience exposure across a comprehensive range of income classes and age segments.

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

OIR Network Strategy

As a complement to its radio-broadcasting activities, Grupo Radio Centro operates, and continues its efforts to expand, its OIR radio network. The Company simultaneously transmits its news program “La Red de Radio Red” from 5:45 a.m. to 10:00 a.m. to the 22 largest commercial markets in Mexico outside the Mexico City metropolitan area. While increasing programming and service revenue, the operation of OIR also facilitates the Company’s overall marketing efforts, offering advertisers access to radio stations on a nationwide basis. See “—OIR Network.”

Broadcasting Operations

Radio Stations

Except as noted, the following table sets forth certain information about the Mexico City radio stations operated by Grupo Radio Centro as of December 31, 2006:

Station	Frequency	Power (Watts)	Station Format	INRA(1) 2006 Total Market Rank(3)	INRA(1) 2006 Total Audience Share(4)	INRA(1) 2006 Band Rank(5)	Arbitron(2) 2006 Total Market Rank(3)	Arbitron(2) 2006 Total Audience Share(4)	Arbitron(2) 2006 Band Rank(5)	Target Demographic Segments
XEQR-FM	107.3 mhz	100,000	Grupera—Diverse Musical Genres	1	11.4%	1	1	18.7%	1	13-44 years

XERC-FM	97.7 mhz	100,000	Juvenil—Youth Oriented	2	5.4%	2	4	5.3%	4	8-34 years

XEJP-FM	93.7 mhz	100,000	Spanish Language—Contemporary Music	4	4.9%	4	3	6.6%	3	18-44 years

XHFO-FM(6)	92.1 mhz	150,000	English Language—Classic Rock	6	3.8%	6	6	4.6%	6	18-44 years

XHFAJ-FM	91.3 mhz	100,000	English Language—Contemporary Music	10	2.9%	10	10	2.3%	9	13-24 years

XEQR-AM	1030 khz	50,000	Spanish Language—Talk Show	15	2.4%	2	9	3.1%	1	25+ years

XEJP-AM	1150 khz	50,000	Spanish Language Classics	19	2.0%	3	14	2.1%	4	35+ years

XERED-AM	1110 khz	100,000	News / Talk Show	34	0.7%	13	33	0.5%	13	25+ years

XHRED-FM	88.1 mhz	100,000	News / English Language—Music	28	1.0%	21	29	0.7%	19	25+ years

XERC-AM	790 khz	50,000	News	41	0.5%	15	44	0.3%	19	25+ years

XEN-AM	690 khz	100,000	News / Talk Show	43	0.4%	17	37	0.4%	15	25+ years

(1)	Source: INRA.
(2)	Source: Arbitron Inc.
(3)	Total market rank is determined based on each station’s annual average share of the total radio audience.
(4)	Total audience share represents each station’s annual average share of the total radio audience.
(5)	Band rank is determined based on each station’s annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).
(6)
XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2009. For the year ended December 31, 2006, XHFO-FM accounted for approximately 10.24% of Grupo Radio Centro’s broadcasting revenue.

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

Programming produced by the Company includes playing recorded music, coverage of live music events (such as concerts), special musical programs and news and talk show programs. For example, through its Noticentro news division, the Company produces daily news programs consisting of three-minute updates and 10-minute summaries of local, national and international news that are broadcast through Formato 21, the Company’s 24-hour, all-news station, and a majority of its other stations in Mexico City.

Grupo Radio Centro’s programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers. To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which regularly conducts door-to-door interviews throughout Mexico City) as well as commercially available data to assess the listening habits and tastes of the Mexico City population. In 2006, Grupo Radio Centro conducted approximately 224,000 interviews. Grupo Radio Centro believes that no competitor has developed an internal research capability as extensive as its own.

Production and Transmission of Programming

Transmission Plants. In October 2003, the SCT granted the Company permission to install a digital radio transmission system called the Eureka 147 DAB system in its Cerro del Chiquihuite plant. During 2005, the Company installed, on an experimental basis, a powerful Eureka 147 DAB System transmission station in its Cerro del Chiquihuite plant. This system simultaneously transmits programming of Radio Red-FM, Alfa Radio and of a broadcasting station of the HD Radio-AM transmission station (or “IBOC-AM,” an in-band on-channel AM system for transmitting digital information over existing stations), which transmitted programming of La 69. In 2005, the Company demonstrated, for the benefit of CIRT and SCT representatives, the application and capabilities of DMB (Digital Multimedia Broadcasting) technology, which enables a single broadcasting station to transmit video and audio and data for multiple applications.

In 2006, the Company installed and operated a radio-broadcasting transmission station with the Eureka 147 DAB system operating at 1,468.368 MHz in Mexico City. This installation and operation was performed for the Comité de Nuevas Tecnologías de la Cámara Nacional de la Industria de Radio y Televisión (Committee of New Technology of the National Chamber of the Radio and Television Industries, or CIRT), to demonstrate the capacities of the system. Through representation in CIRT, and by supporting the Comité Mixto de Tecnologías Digitales de la Secretaría de Comunicaciones y Transportes (Mixed Committee on Digital Technologies of the Secretary of Communication and Transport) and the Comisión Federal de Telecomunicaciones (the Federal Telecommunications Commission, or Cofetel), the Company has actively participated in Cofetel’s consideration of the analysis of the adoption of radio digital broadcasting in Mexico.

Audio Engineering. Grupo Radio Centro has 18 production studios in which musical material, advertisements, informational messages and promotional spots are recorded on digital audio tape (“DAT”). In addition, Grupo Radio Centro maintains 13 on-air studios, each of which is linked to Grupo Radio Centro’s automated programming computer network via optical fiber. In most cases, Grupo Radio Centro has maintained a consistent design for both production and on-air studios to provide a familiar work environment for employees and reduce the risk of error. Grupo Radio Centro’s primary studio operations are substantially all digital and utilize state-of-the-art computer networks for the recording, scheduling and playing of all news and music, as well as promotional and advertising material. Currently, the Company has a single high-speed computer network with a transmission speed measured in gigabytes per second installed in both on-air studios and production studios. The Company has a total of 30 workstations.

During 2005, Grupo Radio Centro updated the Digital Recording System, which records and copies music, news, and commercials as well as promotional and advertising material. This system uses the Windows based program Maestro with sufficient storage capacity for all the Company’s music, news and advertising. Also, every recording studio, transmission station and editing room at Grupo Radio Centro is equipped with a personal computer, which runs the Maestro program that is connected to the Company’s network.

In July 2004, Grupo Radio Centro’s news division installed and began operating a “News Room” system that enables news writers to provide radio announcers with information by creating a text crawl that runs across a flat-panel screen while the announcers are on air. The system is used primarily by Formato 21, although it also provides information to news centers in other radio stations. This upgrade has reduced considerably the amount of paper used during news programs.

During the second half of 2007, the Company plans to replace six analog mixer consoles with digital mixer consoles. The replacements will be made at radio stations XEJP-AM, XERC-AM (two consoles) and at one studio and two transmitter cabins used by OIR.

Each station has a main transmitter and two back-up transmitters. All AM transmitters incorporate solid-state design. Each transmitter site has a diesel generator with automatic transfer that allows rapid switchover to back-up power in the event of power outages. In addition, the main FM transmitter facility is equipped with an uninterruptible power supply to prevent the loss of airtime during a transfer to back-up power. Grupo Radio Centro uses sophisticated multiplexing networks for transmission, which allows five of its AM stations to operate at three sites, each site using one antenna system. Similarly, five FM stations are multiplexed into a common twenty-four radiator elements master antenna situated on the Cerro del Chiquihuite plant, which Grupo Radio Centro believes is ideally located at 540 meters above the average terrain level in Mexico City. A sixth FM station operated by the Company transmits from the World Trade Center building in Mexico City.

Currently, all AM and FM radio broadcast signals in Mexico are analog. There are various efforts underway around the world to develop, test and implement radio digital audio broadcasting (“DAB”). If implemented, DAB would largely eliminate fading, static and other interference that adversely affects the listening experience. Various DAB proposals have been made in Mexico that focus upon either the United States “in-band” broadcasting model (using existing allocations of AM or FM spectrum) or the European “out-of-band” broadcasting model. The Cámara Nacional de la Industria de Radio y Televisión (the Mexican Trade Association for Broadcasters, or “CIRT”), of which the Company is a member, is in the process of analyzing such proposals. The Company is an active participant in CIRT’s efforts to obtain favorable regulation of DAB when, and if, such technology is implemented in Mexico. CIRT has created a task force with the SCT in order to introduce DAB in Mexico in the future. There can be no assurance, however, as to whether or when DAB will be introduced.

In 2004, Grupo Radio Centro obtained authorization from the SCT to increase the broadcasting power of the stations XERED-AM, XEJP-AM and XEN-AM - from 50 to 100 kilowatts, 20 to 50 kilowatts and 50 to 100 kilowatts, respectively. The objective of this effort is to improve the stations’ presence, coverage and quality of reception in Mexico City’s metropolitan area.

Investment in Technology

Grupo Radio Centro consistently invests in state-of-the-art equipment, the development and deployment of new operating systems and the training of its engineering and operating personnel. The Company believes these investments enable it to produce high-quality programming with few on-air errors and to broadcast a superior signal to listeners’ radios. In addition, Grupo Radio Centro’s computer system allows it to maintain a certifiable log of advertising and to generate real-time affidavits certifying that advertisements have been aired when and as requested, thereby reducing clients’ monitoring costs and enhancing client goodwill. Grupo Radio Centro believes that its state-of-the-art equipment and engineering staff give it a competitive edge in Mexico City radio broadcasting.

We have completed an alternate transmission site that can be controlled remotely in case of an emergency at the radio stations XERC-FM, XEJP-FM and XEQR-FM.

Sale of Airtime and Marketing

Commercial airtime for Grupo Radio Centro’s radio stations is sold both to advertising agencies and directly to businesses. The top 10 customers in each of 2006, 2005 and 2004 accounted for approximately 37.9%, 33.0% and 33.1%, respectively, of total broadcasting revenue of the Company. Our two largest individual customers in 2006, Compañía Cervecera and Comercial Mexicana, accounted for 3.7% and 3.4%, respectively, of our total broadcasting revenue. In 2005 and 2004, Gigante accounted for 4.4% and 5.6%, respectively, of our total broadcasting revenue, while Comercial Mexicana accounted for 4.1% and 4.9%, respectively, of our total broadcasting revenue and Compañía Cervecera accounted for 2.1% and 4.6%, respectively, of our total broadcasting revenue. The companies comprising Grupo Carso, collectively, and Grupo Cifra, collectively, also are key customers. In 2006, the companies comprising Grupo Carso, collectively, accounted for 6.5% of our total broadcasting revenue, while the companies comprising Grupo Cifra, collectively, accounted for 3.5% of our total broadcasting revenue. In 2005, Grupo Carso accounted for 6.8% of our total broadcasting revenue, while in 2004, Grupo Gigante collectively accounted for 7.0% of our total broadcasting revenue. Sales of commercial airtime vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. See Item 5, “Operating and Financial Review and Prospects—Seasonality of Sales.”

In addition to the Company’s corporate clients, the three largest Mexican political parties, the Partido de la Revolución Democrática (PRD), Partido Revolucionario Institucional (PRI) and the Partido Acción Nacional (PAN), collectively, accounted for 8.18% of the Company’s total broadcasting revenue in 2006, compared to 2.5% in 2005, reflecting campaign advertising expenditures in connection with the July 2006 presidential and congressional elections.

At December 31, 2006, the Company had a sales force of 26 individuals, of which 12 marketed primarily to advertising agencies and major customer accounts, and 14 marketed to small and mid-sized accounts.

Grupo Radio Centro establishes its advertising rates by considering the cost per thousand listeners as a reference to ensure that its rates are competitive. The Company offers package discounts to its clients who purchase airtime on multiple stations, offering the largest discounts to clients who purchase airtime on all of its stations. Higher rates apply to clients who purchase commercial airtime for “special events,” such as live concerts and special news features.

In addition, the Company sells commercial airtime in advance under a plan pursuant to which advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period are guaranteed the rate in effect at the time of the purchase for the agreed period, and are granted bonus advertising time in addition to the time purchased. The Company invests cash deposited pursuant to advance sales and includes interest generated on such investments in broadcasting revenue. In 2006, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 29.3% of total broadcasting revenue, as compared to 36.0% for 2005 and 36.2% for 2004. See Note 15 to the Consolidated Financial Statements.

The effect of such advance sales is to substitute the increased interest income earned on the advance sale payments for a portion of the operating income foregone because of the reduced effective rate on the advertising time subject to the advance-sale arrangements. The Company believes that such advance sales are advantageous to Grupo Radio Centro because the interest income generated by the proceeds of such advance sales offsets in part the effective reduction in advertising rates associated with such sales and because the bonus advertising time granted to purchasers is “dead time” (i.e., time that would not otherwise be sold). The Company also believes that its advance-sales plan attracts advertisers who would not otherwise purchase advertising time because of the benefits of guaranteed rates and bonus time. However, any decrease in future inflation rates may reduce the attractiveness of these plans for such advertisers.

OIR Network

Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates. At December 31, 2006, Grupo Radio Centro had 108 affiliates located in 73 cities throughout Mexico. During the last three years, broadcasting revenue from OIR-related activities ranged from 2.5% to 2.8% of total broadcasting revenue. In 2006, approximately 2.6% of the Company’s revenue was attributable to its work through OIR, and no single affiliate represented more than 7.0% of total OIR-related revenue.

At December 31, 2006, 11 of the Company’s OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm’s-length basis.

Outside Mexico City, virtually all advertising aimed at a national audience is sold through networks of affiliated radio stations. Pursuant to its standard affiliate agreement, which is terminable at will by either party on 60 days’ notice, OIR agrees to purchase commercial airtime from affiliated stations, compensating such stations for their airtime with a percentage of the revenue obtained on the resale of commercial airtime to national advertisers. The affiliates agree to broadcast certain programs at specified times with advertising spots of specified duration. Compensation paid to each affiliate varies depending on the size of each affiliate’s market.

OIR transmits special event programs, including national advertising, directly to certain affiliates via satellite. In December of 2005, the Company installed a new satellite up-link system with state-of-the-art technologies, including Digital Video Broadcasting, or DVB transmission, with 10 digital stereo channels. As of December 31, 2005, all of our affiliates were able to receive OIR special event programs via satellite from Mexico City. Between January and March 2006, we replaced the receivers of our affiliates that obtain OIR programs via satellite with more cost-effective units.

Competition

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. As of December 31, 2006, there were 51 commercial radio stations in Mexico City (28 AM and 23 FM stations) and 12 not-for-profit, public-service stations (six AM and six FM). These constitute all of the currently available radio broadcast channels within Mexico City’s AM and FM frequency spectrum.

Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at December 31, 2006, and a chart depicting the audience share of each.

Operation of Mexico City Stations by Grupo Radio Centro and its Principal Competitors(1)

	AM Stations	FM Stations	Total
Grupo Radio Centro (GRC)	5	6	11
Grupo Acir (ACIR)(2)	3	4	7
Televisa Radio (TVR)	3	3	6
NRM Comunicaciones (NRM)	3	3	6
Grupo Radio Fórmula	3	2	5
Grupo Imagen	0	2	2
MVS Radio (MVS)	0	2	2
Total	17	22	39

(1)	Source: Grupo Radio Centro.
(2)
In September 2000, Grupo Televisa S.A.B. offered to acquire a 50.05% interest in Grupo ACIR. As of May 2001, the Federal Competition Commission had rejected the proposed acquisition and a subsequent appeal of that rejection by Grupo Televisa. Grupo Televisa has appealed the rejection in the Mexican courts, which have not decided the matter.

Mexico City Radio Audience Share (1970-2006)

(1)	Source: INRA.
(2)
In 1995, the Company began operating the three stations owned by Radio Programas de México. Accordingly, the Company’s audience share includes the audience share of these three stations beginning in 1995. In 1996, the Company acquired these stations.

(3)	In 1995, the three stations owned by Grupo Artsa were acquired by Grupo Acir.
(4)	In 1994, NRM no longer owned XECO-AM and XEUR-AM, and in 1995, NRM purchased XHMM-FM.
(5)	Includes average audience share of stations owned by Grupo Imagen until Grupo Imagen’s separation from MVS in December 1999.

The Company’s average Mexico City audience share decreased slightly from 34.7% in 2004 to 34.6% in 2005, but increased to 35.3% in 2006. The Company has experienced gradual declines in previous years, which were mainly attributable to increased competition from other radio stations that adopted formats similar to the Company’s most successful formats, including Juvenil—Youth Oriented, Grupera—Diverse Musical Genres and News/Talk Show.

The Company believes that its balanced portfolio of station formats following the RED acquisition reduces the impact of a decline in audience share of any one format segment or station. For example, the Company’s most popular station, XEQR-FM, which was the top-ranked station in Mexico City for the year ended December 31, 2006, represented only 12.0% of the total radio audience. However, there can be no assurance that competition within, or a decline in the popularity of, a given format segment will not decrease the Company’s aggregate audience share in the future. In addition, the Company faces strong competition from both television and various print media for advertising revenue.

OIR Network Competition

As with radio broadcasting, the Mexican radio-network market is highly competitive. As of December 31, 2006, there were 29 radio networks serving 716 AM radio stations and 431 FM radio stations outside Mexico City. The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company’s affiliates that are serviced by OIR to compete effectively.

Significant Subsidiaries

The following table sets forth the Company’s significant subsidiaries at June 21, 2007:

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description

XEQR, S.A. de C.V.	México	99.9%	Radio station

XERC, S.A. de C.V.	México	99.9%	Radio station

XEEST, S.A. de C.V.	México	99.9%	Radio station

XEQR-FM, S.A. de C.V.	México	99.9%	Radio station

XERC-FM, S.A. de C.V.	México	99.9%	Radio station

XEJP-FM, S.A. de C.V.	México	99.9%	Radio station

XEDKR-AM, S.A. de C.V.	México	99.2%	Radio station

Radio Red, S.A. de C.V.	México	99.9%	Radio station

Radio Red-FM, S.A. de C.V.	México	99.9%	Radio station

Radio Sistema Mexicano, S.A.	México	99.9%	Radio station

Estación Alfa, S.A. de C.V.	México	99.9%	Radio station

Emisora 1150, S.A. de C.V.	México	99.9%	Radio station

Radio Centro Publicidad, S.A. de C.V.	México	99.9%	Marketing company

GRC Publicidad, S.A. de C.V.	México	99.9%	Marketing company

GRC Medios, S.A. de C.V.	México	99.9%	Marketing company

GRC Comunicaciones, S.A. de C.V.	México	100.0%	Marketing company

Promotora Técnica de Servicios Profesionales, S.A. de C.V.	México	99.9%	Service company

Publicidad y Promociones Internacionales, S.A. de C.V.	México	99.9%	Service company

Promo Red, S.A. de C.V.	México	99.9%	Service company

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description

GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	México	99.9%	Marketing company

Universal de Muebles e Inmuebles, S.A. de C.V.	México	99.8%	Real estate company

Inmobiliaria Radio Centro, S.A. de C.V.	México	99.9%	Real estate company

Desarrollos Empresariales, S.A. de C.V.	México	99.9%	Sub-holding company

Radiodifusión Red, S.A. de C.V.	México	99.9%	Sub-holding company

Enlaces Troncales, S.A. de C.V.	México	99.9%	Sub-holding company

Property and Equipment

All of Grupo Radio Centro’s tangible assets are located in Mexico. At December 31, 2006, the net book value of all property and equipment was approximately Ps. 463.8 million (U.S.$42.9 million).

Grupo Radio Centro’s principal executive offices and studios are located in Mexico City and are owned by Grupo Radio Centro. In 1992 Grupo Radio Centro purchased the Constituyentes building, a modern, 102,000 square foot building of which, at December 31, 2006, the Company occupied approximately 81,000 square feet with the remainder available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building. Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities. In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government. As a result of a 1993 change in applicable Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de México, a state-owned entity, to operate its own up-link equipment. This up-link equipment has been operational since the end of 1994 and was upgraded in December 2005 and the first quarter of 2006 (see “—Business Strategy—Programming”). Grupo Radio Centro continues to own the building in which its administrative offices and studios were located immediately prior to its move into the Constituyentes building. Grupo Radio Centro also owns the land in Mexico City on which the transmission facilities of XERED-AM are located. Grupo Radio Centro believes that its facilities are adequate for its present needs and are suitable for their intended purpose.

Substantially all of the Company’s property, excluding its broadcasting equipment, may become subject to a first priority lien under our credit facility. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Undrawn Credit Facility.”

REGULATORY FRAMEWORK

The business of Grupo Radio Centro is subject to regulation and oversight by the SCT through the Comisión Federal de Telecomunicaciones (the Federal Telecommunications Commission or “Cofetel”). The SCT is part of the executive branch of the Mexican federal government and Cofetel is an agency of the SCT. Regulation and oversight are governed by the Ley Federal de Radio y Televisión (the “Federal Radio and Television Law”), the Ley Federal de Telecomunicaciones (the “Federal Telecommunications Law”), the regulations issued pursuant to these laws and the licenses granted by the SCT. We are also subject to oversight by the Procuraduría Federal del Consumidor (the Federal Agency for Consumer Protection) and the Comisión Federal de Competencia Económica (the “Federal Competition Commission”).

Regulation of Radio Broadcasting by Mexico

Licenses. Under the Federal Radio and Television Law, amended by the Mexican Congress in April 2006, owners and operators of radio stations in Mexico must obtain a license from the Mexican government through the SCT to broadcast over a specified channel. After a call for bids, applications are submitted to Cofetel and, after a public bidding process, a license is granted to a winning applicant with a specific term of 20 years. The SCT through Cofetel, may terminate or revoke the license at any time upon the occurrence of, among others, the following events: failure to construct broadcasting facilities within a time period; changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization; failure to broadcast for more than 60 days without reasonable justification; and any violation of any of the other terms of the license. Under Mexican law, in the event of revocation of the license for certain specified reasons, Grupo Radio Centro would forfeit its transmission and antenna facilities with respect to the license. In the event of early termination of the license for other causes, the Mexican government would have a right of first refusal to purchase all these assets at a price fixed by an independent appraiser. In addition, in the event that the SCT, through Cofetel, terminates or revokes a license, the licensee may not obtain a new license for five years and, in some cases, may be forbidden from obtaining a new license. Under current regulations, we believe that it is unlikely that additional licenses will be granted in the Mexico City market.

The licensee has a preferential right to renew the license for periods of up to 20 years (with most terms for renewal currently being granted for up to 12 years) under a non-competitive renewal process. Renewals are generally granted to licensees that have substantially complied with the applicable law and the terms of their licenses. The licenses for nine of Grupo Radio Centro’s radio stations (XEQR-AM, XERC-AM, XEEST-AM, XEJP-AM, XERED-AM, XEN-AM, XEQR-FM, XERC-FM AND XHFAJ-FM) were renewed and are now set to expire in 2016. The license for XHRED-FM is set to expire in 2007, and the renewal has been requested. The license for XEJP-FM is set to expire in 2012. The licenses for XEDKR-AM (in Guadalajara) and XESTN-AM (in Monterrey) will expire in October and November 2015, respectively.

The licenses contain restrictions on the transfer of shares of the licensee, including the following: the transfer must be to a qualifying Mexican person; the transfer cannot result in a concentration of radio broadcasting holdings that may be contrary to the public interest; and the transfer cannot result in a gain to the seller. All such transfers are subject to prior notice to the SCT. In addition, any transfer of the license is subject to the prior approval of the SCT. A license may only be assigned if it has been in effect for more than three years, the licensee has complied with all of its obligations under the license and having obtaining favorable opinion of the Federal Competition Commission.

Certain provisions of the 2006 amendments to the Federal Radio and Television Law are subject to constitutional challenge and are being reviewed by the Mexican Supreme Court.

Supervision of Operations. The SCT, through Cofetel, conducts regular inspections of the operations of the radio stations, and the companies or persons to whom licenses have been granted must file annual technical, statistical, financial and legal reports with the SCT.

Under Mexican law, radio programming is not subject to judicial or administrative censorship, except that programming is subject to various regulations, including prohibitions on foul language and programming that is contrary to the general principles of right conduct, national security or public order.

Radio programming is required to promote Mexico’s cultural, social and ideological identity, and each licensee is required to make available each day up to 30 minutes of cultural or educational programming, or programming regarding family counseling or other social matters. The programming to be used to fulfill this requirement is provided to the broadcaster by the Mexican government.

Each licensee is required, during political campaigns, to provide a limited amount of broadcast time free of charge to all registered political parties.

Networks. There are no Mexican regulations governing the ownership and operation of a radio-broadcasting network, such as OIR’s network, separate from the regulations applicable to operating a radio station.

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

Mexican law also regulates the amount of advertising that may be broadcast in any day. Under Mexican regulations, no more than 40% of broadcast total time may be used for advertisements, divided proportionately among broadcasting hours.

The Company sets its minimum advertising rates and registers such rates with the SCT through Cofetel. There are no restrictions on maximum rates that may be charged.

Broadcast Tax. Since 1969, all radio stations in Mexico have been subject to a tax payable by granting the Mexican government the right to use a portion of broadcast time. Currently, radio stations must satisfy this tax by providing the Mexican government 35 minutes of broadcasting time between the hours of 6:00 a.m. and midnight, in spots lasting between 20 to 30 seconds. The use of this time is not cumulative and any time not used by the Mexican government in any day is forfeited. The time must be distributed on a proportional and equitable basis throughout the relevant programming period. The programming of public service announcements provided by the Mexican government is prohibited from competing with the licensee’s programming and, if it is made to promote the consumption of products or services, must be limited to general promotions of Mexico’s goods and services.

Other. In 1993, the Ley Federal de Competencia Económica (“Federal Economic Competition Law”), a law to promote fair competition and to prevent monopolistic practices, became effective, and regulations thereunder were published in March 1998.

As a result of the increase in Grupo Radio Centro’s share of the Mexico City radio market following the RED acquisition, the Company is required by the Federal Competition Commission to seek its prior approval in connection with any future acquisitions of radio stations in Mexico, including, without limitation, purchases or leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share, a requirement to which, to the best knowledge of the Company, other Mexican broadcasting companies generally are not subject. Although the Company received Federal Competition Commission approval of its acquisition of XEN-AM in July 2001 because the Company sold two of its AM stations in 2000, no assurance can be given that the Company will be permitted by the Federal Competition Commission to make any additional investments should it desire to do so.

The 2006 amendments to the Federal Economic Competition Law have strengthened the authority of the Federal Competition Commission, expanded the definition of monopolistic practices, provided a more rigorous approval process for business combinations and established more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of these amendments, it is possible that the Federal Competition Commission will more strictly enforce the Federal Economic Competition Law, which could restrict our operations.

The Federal Telecommunications Law became effective in Mexico on June 8, 1995 and was amended by the Mexican Congress in April 2006, at the same time that the Congress amended the Federal Radio and Television Law . The amendments to both laws subject radio and television broadcasting companies such as Grupo Radio Centro to the oversight of Cofetel. The Federal Telecommunications Law also covers the transmission of radio signals and other telecommunications services at certain frequencies.

The Federal Telecommunications Law and the Federal Radio and Television Law expanded Cofetel’s authority to conduct public auctions of available radio and television frequencies. Under these laws, while the SCT retains the ultimate authority to issue licenses, Cofetel is permitted to engage in granting, prorogation, and completion of concessions, permissions and allocations to use and operate frequency bands attributed to the broadcasting service, acting as a branch of the SCT.

Mexican law prohibits ownership of radio broadcasting companies by non-Mexicans and Mexican corporations that allow foreign ownership of their voting securities. The adoption of the North American Free Trade Agreement did not change these Mexican regulations.

Intellectual Property

Mexico. Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Instituto Mexicano de la Propriedad Industrial (the Mexican Institute of Industrial Property) the following service marks (and their corresponding design, where indicated):

•	“Radio Red”	•	“Stereo 97.7”
•	“Joya”	•	“Alegría”
•	“El Fonógrafo del Recuerdo”	•	“Centro”
•	“Variedades”	•	“Formato 21”
•	“Stereo Joya”	•	“Hoy”
•	“NotiCentro” (and design)	•	“OIR”
•	“Sensación” (and design)	•	“Palco Deportivo”
•	“Universal” (and design)	•	“To2”

In addition, Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration the following commercial slogans:

•	“CRC Radiodifusión Internacional”
•	“Grupo Radio Centro Radiodifusión de México al Mundo”
•	“ORC Radiodifusión Valle de México”
•	“OIR Radiodifusión Nacional”
•	“Radio Centro, la Estación de la Gran Familia Mexicana”
•	“SER, Servicios Especializados de Radiodifusión”

Grupo Radio Centro also obtained the following service marks in connection with the acquisition of RED:

•	“Radio Programas de México”	•	“UNIRED”
•	“RPM”	•	“SERVIRED”
•	“ALFA 91.3”	•	“AUTORED”
•	“BANG”

United States. Grupo Radio Centro has registered on the principal register of the United States Patent and Trademark Office (the “USPTO”) the following service marks:

•	“Radio Éxitos”	•	“Frente a Frente . . . Fuera Máscaras”
•	“Radio Centro”	•	“Radio Sensación”
•	“En Concierto”	•	“Radio Variedades”
•	“Reinas de la Popularidad”	•	“Cadena Radio Centro CRC”

Grupo Radio Centro has also registered on the principal register of the USPTO a sound mark consisting of a series of musical notes and the words “Radio Variedades.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Grupo Radio Centro’s Consolidated Financial Statements have been prepared in accordance with MFRS, which differ in certain respects from U.S. GAAP. Note 25 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to Grupo Radio Centro, including differences related to certain cash flow information, and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

Among other things, MFRS requires that financial statements recognize certain effects of inflation. In accordance with these requirements, the Company has restated non-monetary assets and liabilities using the INPC, restated the components of shareholders’ equity using the INPC, restated its fixed assets using the INPC, recorded gains or losses in purchasing power from holding monetary assets or liabilities and restated financial data for all periods in the Consolidated Financial Statements, and throughout this Annual Report, in constant pesos as of December 31, 2006. See Item 3, “Key Information—Selected Financial Data.”

General

Grupo Radio Centro’s operating performance is dependent on a number of factors, including its ability to produce popular radio programs that attract the demographic segments of the radio audience sought by advertisers, its share of the total radio audience, the relative advertising cost efficiency of radio compared to other media, its competition, the strength of its radio signals and the quality of its sound, the rate of growth of the local and national economies and government regulation and policies. Grupo Radio Centro’s revenue is generated mainly from the sale of commercial airtime. The primary operating expenses involved in owning and operating radio stations are employee salaries, programming expenses, promotion and advertising expenses and depreciation and amortization.

Seasonality of Sales

Grupo Radio Centro’s revenue varies throughout the year. Sales of commercial airtime, Grupo Radio Centro’s primary source of revenue, are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. In 2006, the general pattern changed as revenue from the sale of commercial airtime was highest in the second quarter due to increased advertising expenditures related to presidential and congressional political campaigns. Grupo Radio Centro historically has had sufficient cash flow from operations to meet its operating needs in all four calendar quarters.

Advertising expenditures by political campaigns represent an important part of the Company’s total broadcasting revenue. While the Company’s revenue increases significantly during the congressional elections that occur every three years (including in 2003 and 2006), an even more significant increase in revenue results from presidential elections, which occur every six years (coinciding with congressional elections), including the years 2000 and 2006. In connection with the July 2006 presidential and congressional elections, political advertising accounted for 19.0% of the Company’s total broadcasting revenue in 2006. In 2005 and 2004, years in which no elections occurred, advertising by political parties constituted only 2.57% and 0.06%, respectively, of total broadcasting revenue. See Item 4, “Information on the Company—Business Overview—Broadcasting Operations—Sale of Airtime and Marketing.”

The following table sets forth the Company’s broadcasting revenue and broadcasting income (excluding depreciation, amortization and corporate, general and administrative expenses) on a quarterly basis, in each case as a percentage of its respective total, for 2006, 2005 and 2004.

	Broadcasting Revenue			Broadcasting Income
	2006	2005	2004	2006	2005	2004
First quarter	22.2%	18.0%	21.1%	21.6%	9.7%	2.5%
Second quarter	29.5	23.8	21.1	31.9	19.8	17.0
Third quarter	22.9	27.3	24.2	18.5	31.8	23.4
Fourth quarter	25.4	30.9	33.6	28.0	38.7	57.1
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Economic Conditions in Mexico

Grupo Radio Centro’s financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company’s earnings, generally declines during periods of economic difficulty. The annual rate of inflation in Mexico, as measured by changes in the National Consumer Price Index, was 4.05% for 2006. Inflation for the first quarter of 2007 was 1.02%. The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

Cost-Control Measures

Part of the Company’s operating strategy is cost control. In 2005 and in 2006, production costs for news programming produced by the Company decreased 18.4% and 2.6%, respectively, primarily due to reductions in the total compensation paid to on-air personalities and their production crews.

Loss Contingency

In 2002, Infored, S.A. de C.V. (“Infored”) and José Gutiérrez Vivó initiated an arbitration proceeding against us, seeking the rescission of a production contract and damages. In March 2004, an arbitration panel of the International Chamber of Commerce notified us of its decision to rescind the contract and award Infored and Mr. Gutiérrez Vivó, collectively, U.S.$21.1 million, which represents the amount we would have been required to pay under the contract. As a result of the damages award, we recorded a provision for this contingent liability in the amount of U.S.$21.1 million as of December 31, 2003. For the years ended December 31, 2005 and 2004, we also recorded Ps. 13.8 million and Ps. 6.8 million, respectively, in interest relating to this provision. As of March 31, 2006, the provision amounted to Ps. 253.6 million (nominal amount). We challenged the validity of the arbitration award, and on June 16, 2006, a Mexican court set aside and refused to enforce in Mexico the arbitration award. As a result, the provision was reversed and recorded as an extraordinary income item in June 2006. See Item 8, “Financial Information—Other Information—Legal and Arbitration Proceedings.”

Recent Accounting Pronouncements

MFRS

In March 2003, the Instituto Mexicano de Contadores Públicos (the “IMCP”) issued Bulletin C-15 “Deterioro en el Valor de los Activos de Larga Duración y su Disposición” (Impairment of the Value of Long-Lived Assets and their Disposal or “C-15”), which must be applied to financial statements for periods beginning January 1, 2004. C-15 sets forth, among other things, new rules for the calculation and recognition of impairment losses, including any subsequent reversals. C-15 establishes the criteria used to determine whether impairment of a long-lived asset in use, either tangible or intangible (including goodwill), has occurred. To calculate impairment loss, it is necessary to determine the asset’s recovery value. Recovery value is defined as the greater of the net sales price of a cash-generating unit of the asset and the asset’s use value, which is the present value of estimated future cash flows. In accordance with C-15, the Company conducted impairment analysis for the year ended December 31, 2006 of its Ps. 1.2 billion of long-lived assets, including goodwill, and this analysis resulted in no impairment.

In March 2004, the IMCP issued Bulletin B-7 “Adquisiciones de Negocios” (Business Acquisitions or “B-7”), which must be applied to financial statements for periods beginning January 1, 2005. B-7 establishes that the purchase price method is the only permissible method to account for business combinations, including acquisitions, investment in the shares of an associated entity and combinations accomplished by transferring cash, assets, debt issuances or shares. The goodwill of an acquired entity is no longer amortized; rather it is subject to impairment testing, in accordance with Bulletin C-15, on at least an annual basis. B-7 requires that goodwill still being amortized on its effective date cease amortization and be subject to impairment testing. As a result of the adoption of B-7, the Company’s Ps. 798.7 million of goodwill as of December 31, 2006 was subject to impairment testing, and this testing resulted in no impairment. For impairment evaluation purposes, we have only one operating segment, which consists of one reporting unit, and all goodwill is allocated to that operating segment.

Effective January 1, 2005, the Company adopted amendments to Bulletin D-3, “Labor Obligations,” which sets forth guidelines relating to the recognition of a liability for severance payments at the end of a work relationship for reasons other than restructuring. The severance payments are recorded in accordance with actuarial calculations based on the Company’s severance indemnity history over the last three years. The liability recorded by the Company for the year ended December 31, 2006 as a result of adopting the amendments to this bulletin was Ps. 17.6 million.

As of January 1, 2006, MFRS issued by the Mexican Board for Research and Development of Financial Standards (CINIF) became effective. MFRS are based on and replace the generally accepted accounting principles in Mexico (Mexican GAAP), which were in effect through December 31, 2005.

The MFRS consist of standards and interpretations issued by the CINIF, Mexican GAAP bulletins that have not been replaced or repealed by the new MFRS and International Financial Reporting Standards (IFRS), which are applicable as a supplement to MFRS.

The adoption of the MFRS had no material effect on the Company’s Consolidated Financial Statements as of December 31, 2006. The principal differences between Mexican GAAP and MFRS are:

•
NIF B-13 Events Subsequent to the Date of the Financial Statements. This section establishes that the restructuring of assets and liabilities as well as the waivers which assert the right of creditors to make payable indebtedness in the event of an entity’s non-compliance with commitments of debt contracts which occur between the date of the financial statements and the date of issue need not be incorporated in the financial statements.

•
NIF B-3 Statement of Income. This section classifies income, costs and expenses as either ordinary or extraordinary and thereby eliminates the classification of certain extraordinary items established by Mexican GAAP. Additionally, the new section specifies the levels and headings to be included in the income statement.

•
NIF C-13 Related Parties. This section expands the classification of related parties to include, among others, close family members of key management personnel and directors. Also, the section specifies additional disclosure requirements for the notes to financial statements.

•	NIF D-6 Capitalization of the Comprehensive Result of Financing. This section requires the comprehensive result of financing to be capitalized under certain circumstances.

Critical Accounting Policies

Impairment Testing

The Company is required to test for impairment of its long-lived assets in use, including goodwill and other intangible assets, at least on an annual basis. To calculate impairment loss of long-lived assets in use, it is necessary to determine the asset’s recovery value. Recovery value is defined as the greater of the net sales price of a cash-generating unit of the asset and the asset’s use value, which is the present value of estimated future cash flows. The determination of the underlying assumptions related to the recoverability of long-lived assets, including goodwill and other intangible assets, is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about the Company’s business and prospects, or changes in market conditions, could result in an impairment charge.

Employee benefits

The costs related to benefits to which employees are entitled as a result of seniority premiums and pension plans, in the case of union personnel, or by law or by Company grant, are recognized in the results of operations at the time services are rendered by employees, based on the present value of the benefits determined under actuarial estimates. The amortization of unrecognized prior service cost, which represents changes in assumptions and adjustments based on experience that has not been recognized, is based on the employee’s estimated active service life. Other benefits to which employees may be entitled are recognized as an expense in the year in which they are paid.

The Company records a reserve for the estimated accrued seniority premiums, severance payments and pension benefits, the amount of which is determined through actuarial estimates.

As of December 31, 2005, the Company adopted the new Bulletin D-3, which sets forth guidelines related to the recognition of payments upon the termination of a labor relationship. As a result, the Company recognized a liability and net cost for 2005 amounting to Ps. 9.01 million.

2006 vs. 2005 Results of Operations

For the year ended December 31, 2006, broadcasting revenue was Ps. 795.7 million, a 29.4% increase from Ps. 615.1 million reported for the same period of 2005. This increase was mainly attributable to an increase in advertising expenditures by political parties in connection with the presidential and congressional elections that took place on July 2, 2006, as well as higher advertising expenditures by the Company’s commercial clients compared to the same period of 2005.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2006 were Ps. 443.4 million an 8.5% increase from the Ps. 408.5 million reported for the same period of 2005. This increase was primarily due to (i) an increase in sales commissions paid to the Company’s sales force, outside agents and affiliated stations in connection with increased sales of airtime, (ii) a net increase in the allowance for doubtful accounts, and (iii) increased expenses related to additional advertising and marketing campaigns.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2006, was Ps. 352.3 million, a 70.5% increase from Ps. 206.6 million reported for the same period of 2005. This increase was mainly attributable to the increase in broadcasting revenue, which more than offset the increase in broadcasting expenses.

Depreciation and amortization expense for the year ended December 31, 2006 totaled Ps. 35.8 million, a 7.0% decrease from Ps. 38.5 million reported for the same period of 2005. This decrease was mainly attributable to the fact that the Company no longer recorded depreciation for certain Company vehicles whose useful lives ended in the second quarter of 2006.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2006 were Ps. 14.3 million a slight increase from Ps. 14.0 million reported for the same period of 2005.

As a result of the foregoing, the Company reported operating income of Ps. 302.2 million for the year ended December 31, 2006, a 96.1% increase from Ps. 154.0 million reported for the same period of 2005.

The Company’s comprehensive financing cost for the year ended December 31, 2006 was Ps. 38.4 million, a 190.9% increase from Ps. 13.3 million recorded for the same period of 2005. This increase was primarily due to:

•	the cost attributable to the sale of certain accounts receivable described below, which was classified as interest expense,

•
a decrease in gain on net foreign currency exchange, which was Ps. 0.8 million in 2006 compared to Ps. 10.9 million in 2005, due to the cancellation of a U.S. dollar-denominated contingent liability in 2006, and

•
a loss on net monetary position of Ps. 2.6 million in 2006 compared to a gain of Ps. 7.0 million in 2005, due to the fact that the Company repaid its bank debt in May 2006 and cancelled a contingent liability in June 2006, thus significantly reducing its monetary liabilities during the year.

The interest expense described in the prior paragraph resulted from the Company’s sale in December 2006 for Ps. 12 million in cash of accounts receivable representing Ps. 38.9 million owed to it mainly by political parties in connection with purchases of airtime from 2003 to 2005. The Company had been unsuccessful in its attempts to collect the accounts receivable and, accordingly, had increased its allowance for doubtful accounts beginning in 2005. Following the sale, the Company classified as interest expense Ps. 26.9 million (which is equivalent to the difference between the book value and the purchase price of the accounts receivable), and reduced its allowance for doubtful accounts from Ps. 29.4 million to Ps. 12.8 million. The Company sold the accounts receivable because:

•	it believed, based on its past efforts, that the accounts receivable were not recoverable, and

•
the sale enabled the Company to take a tax deduction in connection with the unrecoverable accounts receivable, which deduction otherwise would not have been available without bringing legal proceedings against the customers.

The accounts receivable were sold to a company controlled by Francisco Aguirre G., Chairman of the Board of Directors of Grupo Radio Centro. See Item 7, “Major Shareholders and Related Party Transactions——Related Party Transactions—Sale of Doubtful Accounts Receivable.”

Other expenses, net, for the year ended December 31, 2006 were Ps. 56.5 million, an 11.7% increase from Ps. 50.6 million reported for the same period of 2005. This increase was mainly attributable to higher legal expenses during 2006 compared to 2005 and expenses related to the Company’s 60th anniversary celebration during 2006.

As a result of the foregoing, the Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 207.3 million for the year ended December 31, 2006, a 129.6% increase from Ps. 90.3 million reported for the same period of 2005.

During 2006, the Company recorded extraordinary income of Ps. 254.0 million due to the reversal of a contingent liability provision recorded by the Company in 2003 minus accumulated foreign exchange loss and interest recorded by the Company in 2006 related to the provision.

For the year ended December 31, 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 461.3 million, a 410.9% increase from Ps. 90.2 million reported for the same period of 2005, due to both the increase in operating income and the recording of extraordinary income.

For the year ended December 31, 2006, the Company recorded provisions for income tax and employee profit sharing of Ps. 42.3 million, an 87.2% increase from Ps. 22.6 million reported for 2005. This increase was primarily due to the increase in taxable income during 2006 compared to 2005.

As a result of the foregoing, the Company reported net income of Ps. 418.9 million for the year ended December 31, 2006, a 518.9% increase from Ps. 67.5 million reported for the same period of 2005.

2005 vs. 2004 Results of Operations

For the year ended December 31, 2005, broadcasting revenue was Ps. 615.1 million, a 3.7% increase compared to the Ps. 593.1 million reported for 2004. This increase was mainly attributable to higher advertising expenditures by the Company’s clients, which purchased more airtime during the year ended December 31, 2005 compared to 2004.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2005 were Ps. 408.5 million, a 3.8% decrease compared to the Ps. 424.6 million reported for 2004. This reduction in broadcasting expenses was primarily attributable to (i) lower news programming costs, which resulted from the termination of news programming produced for the Company by a third party at the end of the first quarter of 2004, and (ii) lower costs for the production of news programs produced by the Company during the year ended December 31, 2005 compared to 2004. These two factors were partially offset by an increase in the allowance for doubtful accounts and the creation of a reserve covering severance payments to the Company’s terminated employees as required under Bulletin D-3 “Labor Obligations.”

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2005 was Ps. 206.6 million, representing an increase of 22.6% compared to the Ps. 168.5 million reported for the same period of 2004. This increase was attributable mainly to the increase in broadcasting revenue and the decrease in broadcasting expenses described above.

The Company’s gross margin (broadcasting income divided by broadcasting revenue) for 2005 was 33.6%, an increase of 18.3% compared to the gross margin of 28.4% for 2004. This increase was mainly attributable to an increase in broadcasting revenue from 2004 to 2005 and a decrease in broadcasting expenses from 2004 to 2005 for the reasons described above.

For the year ended December 31, 2005, depreciation and amortization was Ps. 38.5 million, an increase of 7.8% compared to the Ps. 35.7 million reported for 2004. For purposes of uniformity with the presentation of the 2006 and 2005 financial statements, goodwill amortization has been reclassified for 2004 and the charge to income made in 2004 from the amortization of goodwill in the amount of Ps. 69.5 million has been reversed.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2005 totaled Ps. 14.0 million, a decrease of 39.1% compared to the Ps. 23.0 million reported for the same period of 2004, which resulted primarily from the Company no longer recording the compensation of an executive officer in corporate, general and administrative expenses, but rather in costs of personnel, which is included in broadcasting expenses.

The Company reported operating income of Ps. 154.0 million for 2005, an increase of 40.3% compared to operating income of Ps. 109.7 million reported for 2004, principally due to an increase in broadcasting income, which primarily resulted from the increase in broadcasting revenue and the decrease in broadcasting expenses described above, and the decrease in depreciation and amortization.

The Company’s comprehensive cost of financing for the year ended December 31, 2005 was Ps. 13.2 million, a decrease of 32.7% compared to a comprehensive cost of financing of Ps. 19.5 million for 2004. This change is mainly attributable to a gain on foreign currency exchange, net of Ps. 10.9 million for 2005, which resulted from the appreciation of the peso against the U.S. dollar in 2005, compared to a loss on foreign currency exchange, net of Ps. 2.7 million reported for 2004. The effect of this difference was partially offset by a gain on net monetary position of Ps. 7.0 million for the year ended December 31, 2005 compared to a gain on net monetary position of Ps. 16.6 million for 2004, which resulted primarily from (i) a lower rate of inflation for 2005 compared to the rate of inflation for 2004 and (ii) lower net monetary liabilities in 2005 compared to net monetary liabilities in 2004.

Other expenses, net for the year ended December 31, 2005, were Ps. 50.6 million, a 1.8% increase compared to Ps. 49.7 million reported for 2004. Although there was a decrease in other expenses in 2005 compared to 2004 due to a reduction in 2005 of legal fees related to the arbitration with Infored and Mr. Gutiérrez Vivó, this was more than offset by a decrease in other income in 2005 compared to 2004. In 2004, the Company recorded higher other income primarily due to the reappraisal of certain real estate assets of the Company.

For the year ended December 31, 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 90.2 million compared to an income before provisions for income tax and employee profit sharing of Ps. 40.5 million for 2004 as a result of the factors described above.

During 2005, the Company recorded provisions for income tax and employee profit sharing of Ps. 22.6 million compared to provisions for income tax and employee profit sharing of Ps. 21.2 million for 2004. This increase was primarily due to the increase in taxable income for the year ended December 31, 2005 compared to 2004, which offset the effect of the Company’s application of tax loss carryforwards.

As a result of the foregoing, the Company reported net income of Ps. 67.6 million for the year ended December 31, 2005 compared to a net income of Ps. 19.3 million for the same period of 2004.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations. The Company’s operating activities provided Ps. 254.4 million in 2006, 144.4 million in 2005, and Ps. 25.9 million in 2004. Working capital at December 31, 2006 was Ps. 128.7 million. Cash flow from operations historically has been sufficient to cover the Company’s working capital needs. Nevertheless, at December 31, 2005 and 2004, the Company had a working capital deficit of Ps. 118.5 million and Ps. 192.3 million, respectively, due to the recorded provision for the contingent liability in connection with the arbitration proceeding with Infored and Mr. Gutiérrez Vivó.

The Company expects to be able to meet its additional working capital needs in 2007 with cash flow from its operations. Grupo Radio Centro invests its cash balances generally in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers. The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

During 2006, the Company’s principal use of funds, other than for operating purposes and capital expenditures, was the payment of its total bank debt for an amount of Ps. 117.8 million (Ps. 113.2 million nominal amount) and the distribution to shareholders of Ps. 123.9 million (Ps. 120.0 million nominal amount) in the form of a capital reduction. In 2006, the Company repurchased on the open market 918,800 Series A Shares at an aggregate cost of Ps. 8.8 million. During 2005, the Company’s principal use of funds, other than operating purposes and capital expenditures, was the payment of indebtedness totaling Ps. 64.8 million (Ps. 56.6 million nominal amount) and the acquisition of all the outstanding shares of Aerocer, S.A., an aircraft service company, for a total cash purchase price of Ps. 11.2 million (Ps. 10.8 million nominal amount), which includes Ps. 8.0 million (Ps. 7.7 million nominal amount) in excess book value. In 2005, the Company repurchased on the open market 133,300 Series A Shares at an aggregate cost of Ps. 1.5 million (Ps. 1.2 million nominal amount). During 2004, the Company’s principal use of funds, other than operating purposes and capital expenditures, was the payment of indebtedness totaling Ps. 73.5 million. In 2004, the Company repurchased on the open market 357,600 Series A Shares at an aggregate cost of Ps. 2.7 million (Ps. 2.6 million nominal amount). Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

Indebtedness

Undrawn Credit Facility. On May 16, 2006, we entered into a credit facility with GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured, guaranteed peso-denominated loan in a principal amount equivalent to U.S.$21.0 million. As of the date of this Annual Report, we have not drawn down on the line of credit. Amounts borrowed under the credit facility will be guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters and excluding any equipment used for broadcasting. The credit facility provides that, subject to certain conditions, we may draw down on it at any time before May 16, 2008, provided that a final judgment has been rendered in connection with the execution of the arbitration award in favor of Infored and Mr. Gutiérrez Vivó. The principal other conditions to drawing down include that there be no material adverse change resulting in a loss or liability to us equivalent to 5% or more of our total assets (as such condition is more fully defined in the credit facility); that the loan be secured by a first priority lien on substantially all of our property in favor of the lenders; and that no event of default under the credit facility has occurred. The credit facility contains restrictive covenants and covenants requiring us to maintain quarterly financial ratios (using terms defined in the credit facility). The financial covenants include an interest coverage ratio of at least 3 to 1, a total debt to EBITDA ratio of no more than 2 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance of at least U.S.$1.75 million, and shareholders’ equity of at least Ps. 850 million. If any of the conditions to draw down is not met, we will be unable to obtain funds under the credit facility.

We may use the proceeds of the credit facility for working capital purposes in an amount up to Ps. 100 million, with the remaining amount, upon the lenders’ approval, for other corporate purposes. If we draw down on the credit facility, we will be required to repay the principal amount of the loan in 10 semi-annual installments and make quarterly interest payments at an annual rate equal to the 28-day Mexican Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio or TIIE) plus 2.75%.

Capital Reduction

On August 1, 2006, we announced a reduction of its fixed capital stock by a total of Ps. 120.0 million through a distribution to shareholders in the amount of Ps. 0.74016843063 per share. Ps. 70.0 million, or Ps. 0.43176491786 per share, was paid to shareholders on August 7, 2006. The remaining Ps. 50.0 million, or Ps. 0.30840351276 per share, was paid to shareholders on October 2, 2006.

Off-Balance Sheet Arrangements

In 2006, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company’s financial condition.

Contractual Obligations

As of December 31, 2006, we had no long-term debt obligations, capital lease obligations, operating leases, purchase obligations or other long-term obligations.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was Ps. 418.9 million for 2006, Ps. 67.5 million for 2005, and Ps. 12.8 million for 2004. The slight difference between net income under MFRS and U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 was due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability. For the year ended December 31, 2004, the difference between net income under MFRS and U.S. GAAP was also attributable to an increase in the book value of temporarily unoccupied buildings held for sale under MFRS, which is not recognized under U.S. GAAP.

Operating (loss) income under U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 was Ps. (9.2) million, Ps. 103.2 million and Ps. 50.7 million, respectively. The principal difference between operating (loss) income under U.S. GAAP and MFRS for the year ended December 31, 2006 was due to the Company’s reversal of a Ps. 254.0 million contingency provision related to an arbitration proceeding. Under MFRS, the provision is recorded as an extraordinary item and under U.S. GAAP, the provision is charged against operating income. Upon reversal, the provisioned amount is recorded as extraordinary income under MFRS. In addition, with respect to all periods, certain other expenses, net of the Company that are classified as non-operating charges under MFRS are charged against operating income under U.S. GAAP.

Shareholders’ equity under U.S. GAAP was Ps. 1,328.1 million at December 31, 2006, Ps. 1,033.4 million at December 31, 2005 and Ps. 964.4 million at December 31, 2004. In all years, the difference between shareholders’ equity under MFRS and U.S. GAAP was mainly due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability. For the year ended December 31, 2004, the difference between net income under MFRS and U.S. GAAP was also attributable to increase under MFRS in book value of temporarily unoccupied buildings held for sale, which is not recognized under U.S. GAAP.

For a further discussion of the differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, see Note 25 to the Consolidated Financial Statements. Pursuant to MFRS, Grupo Radio Centro’s financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP. Due to the Company’s adoption of Bulletin D-4, the Company’s financial statements for 2006, 2005 and 2004 include an expanded recognition of deferred taxes under MFRS that more closely parallels U.S. GAAP. Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements (see Note 25 to the Consolidated Financial Statements).

Item 6. Directors, Senior Management and Employees

Directors

Management of the business of the Company is vested in the Board of Directors and the chief executive officer. Our bylaws provide that the Board of Directors consist of a minimum of seven and a maximum of 21 directors and an equal number of their respective alternate directors. The Company’s shareholders elect each director and alternate director by simple majority vote at the annual ordinary general meeting. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. Directors and alternate directors may be Mexican or foreign, but both the majority of directors and the majority of alternate directors must be Mexican. Persons who have acted as external auditors of the Company or of companies that form a part of the Company’s corporate group or consortium during the year prior to appointment may not be a director.

Of the total number of directors, and their respective alternate directors, at least 25% must be independent directors. Independent directors may not be individuals related to the Company, such as, among others, employees or officers of the Company, controlling shareholders, important clients, suppliers, debtors or creditors of the Company, or their respective shareholders, directors or employees. Alternate directors only serve in place of their respective regular directors and, in the case of alternate directors of independent directors, must also meet the requirements for independent directors.

The Board of Directors currently consists of 12 members. Alejandro Sepulveda de la Fuente is the Secretary to the Board of Directors. The current members of the Board of Directors were reelected at the annual shareholders meeting on April 26, 2007. Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below. In addition to the “other directorships” listed below, two Aguirre members of the Board of Directors, Francisco Aguirre and María Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

Name	Position	Age	Years as director	Principal occupation	Other directorships
Francisco Aguirre G.	Chairman	65	7	Private investor	Chairman of the board of Grupo Radio México, S.A. de C.V.
María Esther Aguirre G.	First Vice Chairperson	67	7	Private investor	-
María Adriana Aguirre G.	Second Vice Chairperson	60	7	Private investor	-
Ana María Aguirre G.	Director	62	36	Private investor	-
Carlos Aguirre G.	Director	52	7	Chief Executive Officer of Grupo Radio Centro	-
Rafael Aguirre G.	Director	49	14	Private investor	Director of the Quintana Roo branch of HSBC México, S.A. (formerly Banco Internacional, S.A.); Director of the Yucatan Peninsula branch of Banco Nacional de México, S.A.

Name	Position	Age	Years as director	Principal occupation	Other directorships
José Manuel Aguirre G.	Director	44	7	Real estate investor	-
Pedro Beltrán N.	Director	63	5	Finance & Administrative Director and Chief Financial Officer of Grupo Radio Centro	-
Luis Alfonso Cervantes Muñiz	Director	51	2	Attorney	-
Gustavo Gabriel Llamas Monjardín	Director	44	2	Public accountant	-
Thomas Harold Raymond Moffet	Director	65	7	President of Amsterdam Pacific Capital, LLC (a financial advisory firm)	-
Luis Manuel de la Fuente Baca	Director	61	7	Financial advisor	-

Ms. María Esther G. de Aguirre is the Honorary Chairperson for life of the Board of Directors of the Company and also is the mother of Francisco Aguirre G., María Adriana Aguirre G., María Esther Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G.

Francisco Aguirre G., María Esther Aguirre G., María Adriana Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G. are shareholders of the Company; Pedro Beltrán N. is an employee of the Company and Luis Alfonso Cervantes Muñiz is an advisor to affiliates of the Company; and Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis de la Fuente Baca are independent directors, as defined under the Mexican Securities Market Law.

The bylaws provide that the Board of Directors shall meet at least four times during each fiscal year. Each of the Chairman of the Board of Directors, the Chairman of the Audit Committee, the Chairman of the Corporate Practices Committee or at least 25% of the members of the Board of Directors is entitled to call a meeting of the Board and to include items in the agenda for each meeting.

The bylaws provide that holders of Series A Shares representing 10% of the capital stock of the Company shall be entitled to appoint one regular member of the Board of Directors and such member’s alternate.

The bylaws also provide that the Board of Directors shall present to the shareholders at the annual shareholders meeting (i) the report on the transactions and activities in which it has been involved in accordance with the Mexican Securities Market Law, (ii) the report on the main accounting and information policies and criteria employed in the preparation of financial information, (iii) the reports prepared by the chairpersons of the Audit Committee and the Corporate Practices Committee and (iv) the report prepared by the chief executive officer together with the external auditors’ report. The Board of Directors shall also present its opinion on the content of the report prepared by the chief executive officer.

The bylaws of the Company were amended on April 22, 2005 to provide that, independently and without prejudice to the exercise of the powers granted to the Board of Directors pursuant to Mexican law, the Board of Directors is entitled to grant or delegate in favor of the Audit Committee those powers that it deems necessary or convenient to comply with the legal and regulatory provisions applicable to the Company, as well as to determine the rules pursuant to which the Audit Committee shall exercise such powers, including the right to revoke or modify them.

The bylaws of the Company were further amended on July 31, 2006 in order to meet the requirements of the Mexican Securities Market Law. The amendments granted the Board of Directors and the Audit Committee greater authority and provided for the creation of the Corporate Practices Committee. The amendments to the bylaws also increased the authority that the Board of Directors may exert over the Company’s accounting, auditing and internal control. With prior approval from the Audit Committee, the Board of Directors may approve the Company’s financial statements, internal control and audit guidelines and accounting policies.

Executive Committee

The Company’s bylaws provide that at an ordinary general meeting, the shareholders may elect, by simple majority vote, an Executive Committee of five to seven members from among the Company’s directors or alternate directors elected or designated at such shareholders meeting. The bylaws of the Company provide that the Executive Committee’s operations are subject to the same rules applicable to the operation of the Board of Directors. Alternate Executive Committee members are authorized to serve on the Executive Committee in place of members who are unable to attend meetings or otherwise participate in the activities of the Executive Committee.

The current members of the Executive Committee are José Manuel Aguirre G. (chairman), Carlos Aguirre G. (vice-chairman), Ana María Aguirre G., María Esther Aguirre G., María Adriana Aguirre G., Rafael Aguirre G. and Francisco Aguirre G.

Audit Committee

The Audit Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca acting as committee chairman. All three members of the Committee also serve on the Company’s Board of Directors. The shareholders ratified the appointment of these members to the Audit Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on April 26, 2007. As required by our bylaws and applicable law, all members are independent as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 16A, “Audit Committee Financial Expert.” In order for a meeting of the Audit Committee to be valid, the majority of its members must be present and the Audit Committee must adopt resolutions by majority vote.

The chairman of the Audit Committee may not also be the chair of the Board of Directors and is appointed and removed exclusively through a majority vote of the shareholders. The shareholders base their decision on the experience, ability and professional prestige of the appointee. The chairman of the Committee must submit an annual report on the activities of the Audit Committee to the Board of Directors.

The Audit Committee is responsible for assisting the Board in overseeing the activities of the Company. The members evaluate the performance, opinions and reports of the external auditor. In addition, the Audit Committee is responsible for regulation within the Company. The Committee investigates possible violations of internal guidelines and also verifies the establishment of internal controls and the filing of related information. Additionally, the Committee renders an opinion on the report regarding the financial information and results of operations of the Company, which is filed by the chief executive officer, and provides further information concerning that report to the Board of Directors.

The Audit Committee further assists the Board of Directors in oversight activities by requesting periodic meetings with executive officers. The Committee also monitors the filing of information related to the internal control systems and internal audits of the Company and is responsible for preparing an opinion on the report filed by the chief executive officer. Additionally, the Audit Committee is responsible for verifying that the chief executive officer abides by the resolutions adopted in shareholder meetings and by the Board of Directors.

Corporate Practices Committee

The Corporate Practices Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca acting as committee chairman. All three members of the Committee also serve on the Company’s Board of Directors. The shareholders ratified the appointment of these members to the Corporate Practices Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on April 26, 2007. As required by our bylaws and applicable law, all members are independent as defined by the Mexican Securities Market Law and Rule 10A-3 of the Exchange Act. In order for a meeting of the Corporate Practices Committee to be valid, the majority of its members must be present and the Committee must adopt resolutions by majority vote.

In accordance with the Securities Market Law, the Corporate Practices Committee is responsible for rendering opinions to the Board of Directors and requesting the opinions of independent experts if the Committee considers it necessary. The Corporate Practices Committee assists the Board of Directors in generating reports on the main accounting policies and the criteria used to prepare the financial statements of the Company. The Committee also reports on the transactions and activities of the Company in which the Board of Directors intervened. The Committee may call shareholders’ meetings and contribute items to the agenda when needed.

The chairman of the Corporate Practices Committee must submit an annual report on the activities of the Corporate Practices Committee to the Board of Directors. This report includes information regarding related party transactions, waivers granted and the performance and compensation of the Company’s executive officers.

Executive Officers

The executive officers of Grupo Radio Centro are as follows:

Name	Position	Years as officer	Years of service
Carlos Aguirre G.	Chief Executive Officer	28	33
Pedro Beltrán N.	Finance & Administrative Director and Chief Financial Officer	21	21
Arturo Yáñez F.	Director of Auditing	23	23
Sergio González L.	Operations Director	23	23
Luis Cepero A.	Audio Engineering Director	24	46
Eduardo Stevens A.	Transmission Engineering Director	17	27
Gonzalo Yáñez V.	Marketing Director	7	10
Rodolfo Nava C.	Treasurer and Financial Information Manager	7	21
Alvaro Fajardo de la Mora	General Counsel	22	22
Luis Miguel Carrasco N.	Commercial Director	9	14

Compensation

For the year ended December 31, 2006, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 22.4 million, of which approximately Ps. 5.8 million was paid in the form of bonus compensation. The bonus compensation amounts were determined based on various factors, including quarterly financial results and station ratings and rankings.

The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2006 was Ps. 17.2 million. The total of payments to directors for attendance at Board of Director meetings during 2006 was Ps. 275,880. The total payments to Audit Committee members for attendance at Audit Committee meetings during 2006 was Ps. 342,600.

Board Practices

None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment.

Employees

At December 31, 2006, Grupo Radio Centro employed a total of 457 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Televisión, Similares y Conexos de la República Mexicana (the Radio and Telecommunications Workers Union or the “Union”). The Company employed a total of 422 full-time employees at December 31, 2005 and a total of 395 full-time employees at December 31, 2004. Grupo Radio Centro also employs a varying number of temporary employees. During 2006, the Company employed an average of 72 temporary employees. All employees of Grupo Radio Centro work in Mexico City.

Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the “Contrato Ley”) that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union in the event exceptions from the Contrato Ley are desired. All of Grupo Radio Centro’s current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley will expire on January 31, 2008; however, salary increases are implemented annually. On February 1, the Company and the Union agreed to a 4.3% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

As of June 21, 2007, the Aguirre members of the Board of Directors had beneficial ownership, primarily through the two Mexican trusts through which they hold their Series A Shares, of 84,020,646 Series A Shares of the Company, representing 51.6% of the outstanding Series A Shares. See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

None of the Company’s other directors or officers is the beneficial owner of more than 1% of the Company’s outstanding capital stock.

Significant Differences between New York Stock Exchange Corporate Governance Standards and our Corporate Governance Practices

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we have prepared a summary of the ways in which our corporate governance practices differ from those of U.S. companies under the NYSE’s corporate governance rules. This summary can be accessed on our web site at http://www.grc.com.mx. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The Company was incorporated as Técnica de Desarrollo Publicitario, S.A. de C.V. on June 8, 1971, with its principal shareholders being members of the Aguirre family. The Company has undergone several changes in nominal ownership, but ultimate control has always resided with the Aguirre family.

On June 3, 1998, all of the Series A Shares and CPOs owned by the Aguirre family, which were held in a trust established by the Aguirre family in 1992 (the “Old Controlling Trust”), were divided into two trusts (the Old Controlling Trust and the “New Controlling Trust” and, together, the “Controlling Trusts”). Prior to the division, 50% of the Series A Shares and CPOs of the Company held by the Old Controlling Trust was held for the benefit of María Esther G. de Aguirre, with the remainder divided equally among her children. Simultaneously with the division, María Esther G. de Aguirre acquired a 50% interest in each of the Controlling Trusts and transferred those interests to her children in equal parts, but reserved her rights to vote and receive dividends in respect of the Series A Shares and CPOs previously held for her benefit (the “reserved rights”).

On May 25, 1999, four members of the Aguirre family made a gift of their interest in the Company’s Series A Shares and CPOs held by the Controlling Trusts to María Esther G. de Aguirre. On the same date, the Aguirre family amended the terms of the Controlling Trusts to transfer, on such date, the reserved rights held by María Esther G. de Aguirre to her children in equal parts and to transfer, upon the occurrence of certain events, the trust interests gifted to her by her four children to her seven other children—María Esther Aguirre G., Francisco Aguirre G., María Adriana Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G.

On April 5, 2000, María Esther G. de Aguirre made a gift of her approximate 36% interest in the Controlling Trusts to her seven children holding interests in such trusts. Following this gift and an amendment of the terms of the Controlling Trusts to remove María Esther G. de Aguirre as grantor and beneficiary, those seven children owned, in equal parts, 100% of the interests in the Controlling Trusts. Under the terms of the Controlling Trusts, the Series A Shares held by each trust are ordinarily voted as directed by a majority of the beneficiaries of the trust.

The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of June 21, 2007. All CPOs previously held by the Controlling Trusts were converted to Series A Shares in 2003.

Name of Person or Group	Series A Shares Beneficially Owned		Percentage of Series A Shares(1)
Old Controlling Trust	11,669,527		7.2%
New Controlling Trust	72,351,119		44.4%
María Esther Aguirre G	84,527,780	(2) (3)	51.9%
Francisco Aguirre G	84,020,646	(2)	51.6%
María Adriana Aguirre G	84,020,646	(2)	51.6%
Ana María Aguirre G	84,020,646	(2)	51.6%
Carlos Aguirre G	84,535,413	(2) (4)	52.0%
Rafael Aguirre G	84,215,415	(2) (5)	51.8%
José Manuel Aguirre G	84,065,646	(2) (6)	51.7%

(1)	Percentages are based on 162,724,561 Series A Shares issued and outstanding as of June 21, 2007.

(2)
All Series A Shares beneficially owned by the Old Trust and the New Trust (the “Family Shares”) are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of each of the Technical Committees.

(3)	Includes 402,374 Series A Shares and 11,640 ADSs beneficially owned by María Esther Aguirre G., in addition to the Family Shares.

(4)	Includes 249,267 Series A Shares and 29,500 ADSs beneficially owned by Carlos Aguirre G., in addition to the Family Shares.

(5)	Includes 21,641 ADSs beneficially owned by Rafael Aguirre G., in addition to the Family Shares.

(6)	Includes 5,000 ADSs beneficially owned by José Manuel Aguirre G., in addition to the Family Shares.

The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership.” At June 19, 2007, to the best knowledge of the Company, approximately 6.9% of the outstanding Series A Shares were represented by ADSs. It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

Related Party Transactions

The Company engages in a variety of transactions with affiliates. Pursuant to the Company’s bylaws, the operating rules of the Board of Directors and Mexican law, the Corporate Practices Committee of Company’s Board of Directors must express an opinion on, and the Company’s Board of Directors has exclusive power to approve, any transaction with a related party unless the transaction (i) is considered to be not material based on the value of the transaction; (ii) is entered into with a controlled entity, provided that such a transaction is either in the ordinary course of the Company’s business and carried out at market price or supported in valuations prepared by external experts; or (iii) is entered into with employees, provided that the transaction is conducted under the same conditions as it would be for a client or as a result of general labor benefits.

Family Control of OIR Network Affiliates

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 11 of the 108 affiliates in the network serviced by OIR at December 31, 2006. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 12%, 13.7% and 18.9% of OIR revenue (or 0.3%, 0.3% and 0.5% of the Company’s total broadcasting revenue) for the years ended December 31, 2006, 2005 and 2004, respectively. The Company has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

Service Contract

On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre G., Chairman of the Board of Directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 7.6 million in 2006, Ps. 5.5 million in 2005 and Ps. 13.7 million in 2004. See Note 6 to the Consolidated Financial Statements.

Sale of Doubtful Accounts Receivable

In December 2006, the Company sold to an entity owned by Francisco Aguirre G. accounts receivable representing Ps. 38.9 million owed to it mainly by political parties in connection with purchases of airtime from 2003 to 2005 for a cash purchase price of Ps. 12.0 million. The Company had been unsuccessful in its attempts to collect the accounts receivable and, accordingly, increased its allowance for doubtful accounts beginning in 2005. The Company sold the accounts receivable because:

•	it believed, based on its past efforts, that the accounts receivable were not recoverable, and

•
the sale enabled the Company to take a tax deduction in connection with the unrecoverable accounts receivable, which deduction otherwise would not have been available without bringing legal proceedings against the customers. The Audit Committee ratified this transaction on February 19, 2007.

Sale of Goods and Services

The Company makes available to employees, including key management personnel, and directors and directors’ family members goods and services obtained by the Company in barter transactions. These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company’s employees. The Company received a total of Ps. 4.5 million in 2006, Ps. 2.0 million in 2005 and Ps. 1.4 million in 2004 from executive officers and directors and their families in connection with these transactions. See Note 6 to the Consolidated Financial Statements.

Attention to Aguirre Family Matters

Carlos Aguirre G., the Chief Executive Officer, and to a lesser extent, Pedro Beltrán, the Chief Financial Officer, and Alvaro Fajardo, the General Counsel, have spent a portion of their time on Aguirre family matters for which the Company has not been separately compensated.

Loans to Executive Officers and Directors

From January 1, 2004 until June 2005, the Company extended credit to eight of its executive officers in compensatory transactions that are customary in Mexico. The maximum aggregate amount outstanding during this period was Ps. 0.9 million (nominal amount), and the loans had an annual rate of interest of up to 12.0%. These loans have been repaid in full.

In October 2006, the Company extended a loan in the amount of Ps. 3.2 million (nominal amount) to a company controlled by Ana María Aguirre G., a member of the board of directors. The loan bore interest at an annual rate of 10.5% and was repaid in full in May 2007. The proceeds of the loan were used for purposes unrelated to the business of the Company. Neither the Audit Committee nor the Corporate Practices Committee was asked to consider this transaction.

For further information regarding transactions between Grupo Radio Centro and related parties, see Note 6 to the Consolidated Financial Statements.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-41.

Other Information

Legal and Arbitration Proceedings

Through a series of transactions effected in 1995 and early 1996, the Company acquired five radio stations owned by RED as well as the exclusive radio broadcasting rights to Monitor, a news and talk radio program. On December 23, 1998, the Company entered into an agreement with Infored and Mr. Gutiérrez Vivó, the principal anchor of Monitor, to provide the Company with original news programs and special-event productions for radio until 2015. The Infored Agreement provided that Mr. Gutiérrez Vivó would continue as Monitor’s host until at least the end of 2003.

In May 2002, Mr. Gutiérrez Vivó and Infored initiated an arbitration proceeding pursuant to which they sought rescission of their agreement with the Company and damages. On March 1, 2004, the International Chamber of Commerce (“ICC”) notified the Company that, by majority vote of two of the three arbitrators, the ICC panel held that the Company was in breach of its contract with Infored and Mr. Gutiérrez Vivó. As a result, the contract was rescinded and Infored and Mr. Gutiérrez Vivó together were awarded a total of U.S.$21.1 million in damages, which represents the amount the Company would be required to pay under the contract after taking into account prepayments made by the Company. The Company challenged the validity of this decision in the Mexican courts and, on November 11, 2004, Civil Judge 63 of the Federal District Superior Tribunal of Justice, set aside the arbitration award. On August 11, 2005, District Judge 6 of Civil Matters granted Infored and Mr. Guitiérrez Vivó an amparo, in effect overturning the November 2004 decision. On August 25, 2005, the Company challenged District Judge 6’s ruling in a proceeding before the Federal District’s Thirteenth Circuit Court of Civil Matters. On June 16, 2006, the Federal District’s Thirteenth Circuit Court of Civil Matters ratified the decision of the Civil Judge 63 of the Federal District Superior Tribunal of Justice to set aside the arbitration award and refused to enforce the arbitration award in Mexico.

Following an appeal by Infored and Mr. Guttiérrez Vivó, on January 30, 2007, the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court), in a 5-4 decision based on procedural grounds, reversed the Federal District’s Thirteenth Circuit Court of Civil Matters’ decision that had ratified a lower court’s decision to set aside the arbitration award. The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which will require the court to review the merits of the case. On March 22, 2007, Infored and Mr. Gutiérrez Vivó sought to remove the case from the Thirteenth Circuit Court to a new court whose judges had not previously heard the case. The Federal District’s Fourth Circuit Court of Civil Matters rejected Infored and Mr. Gutiérrez Vivo’s removal action, determining that one of the three judges of the Thirteenth Circuit Court had a potential bias, ordered that judge be replaced by an officer of the court appointed specifically for that purpose and returned the matter to the Thirteenth Circuit Court for final resolution. The Company can give no assurance about the outcome of these proceedings or their duration.

The Company is involved in various legal proceedings related to the Infored and Guiérrez Vivó transaction. These proceedings have been suspended pending a final determination on the arbitration results. The Company initiated two lawsuits against Mr. Gutiérrez Vivó and Ms. María Ivonne Gutiérrez Vivó. The Company and a subsidiary, along with four minority shareholders, brought the suits to seek rescission of the stock purchase agreement entered into as an “accessory contract” to the Infored Agreement. One case pertains to the shares of the licensee of the radio station formerly known as XEJP-AM (now XENET-AM), while the other case pertains to the shares of the licensee of the radio station formerly known as XEFAJ-AM (now XEINFO-AM).

The Company is involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps. 44.1 million. The Company has not recorded a provision for these claims, as the Company’s management believes that the cases will be resolved in favor of the Company.

Other than proceedings related to labor claims and proceedings related to the arbitration with Infored described above, neither the Company nor any of its subsidiaries is currently engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

Dividend Policy

The table below sets forth each of the dividends paid by the Company during the period 2002-2006, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

Date Dividend Paid	Fiscal Year with Respect to which Dividend Paid(1)	Aggregate Amount of Dividend Paid (Nominal Pesos)	Dividend Per Series A Share (Nominal Pesos)(2)	Dividend Per Series A Share (U.S. dollars)(2)	Dividend Per ADS (U.S. dollars)(2)(3)
August 22, 2003	2002	Ps. 55,000,000	0.34	0.03	0.28
May 7, 2007	2006	Ps. 70,000,000	0.43	0.04	0.36

(1)	The Company paid no dividends with respect to 2003, 2004 or 2005.
(2)	Per Series A Share and ADS amounts are calculated based on number of shares outstanding on the date of payment of the dividend.
(3)	Nominal peso amounts have been translated to U.S. dollar amounts at the noon buying rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York.

The amount of future dividends will depend upon Grupo Radio Centro’s operating results, financial condition and capital requirements and upon general business conditions. The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Series A Shares, generally upon the recommendation of the Company’s Board of Directors. See Item 10, “Additional Information—Bylaws and Mexican Law—Dividends.”

On August 1, 2006, the Company reduced its fixed capital stock by a total of Ps. 120 million through the payment of cash to its shareholders on August 7 and October 2, 2006. The payment was made with cash flow from operations. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Reduction.”

Item 9. The Offer and Listing

Since July 1, 1993, the CPOs and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by the Depositary. Each ADS represents nine CPOs. Each CPO represents a financial interest in one Series A Share.

The CPOs were originally issued by Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria (“Nafin”) as trustee for the trust (the “CPO Trust”) created by the trust agreement, dated May 24, 1993, as amended, among the Old Controlling Trust and the Company, as grantors, and Nafin, as CPO trustee. At a general meeting of the Company’s shareholders on April 25, 2003 and a general meeting of the CPO holders on May 19, 2003, the shareholders and CPO holders approved several amendments to the CPO Trust. On June 27, 2003, the parties to the CPO Trust agreement entered into an amended and restated CPO Trust agreement (the “Amended CPO Trust Agreement”), reflecting those amendments, including the following:

•
Nafin was replaced as the CPO trustee by GE Capital Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero, División Fiduciaria, as successor trustee for the CPO Trust (the “CPO Trustee”).

•	The term of the CPO Trust was extended 20 years until June 29, 2023 (which term may be further extended).

•
On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company’s bylaws (see Item 10, “Additional Information—Bylaws and Mexican Law--Limitations Affecting Non-Mexican Holders”), were exchanged for Series A Shares held in the CPO Trust. As of June 30, 2003, qualifying Mexican investors held Series A Shares and no longer held CPOs. Non-Mexican holders of CPOs as of June 30, 2003 continued to hold CPOs and, as holders of CPOs, are not entitled to withdraw the Series A Shares held in the CPO Trust.

In connection with the Amended CPO Trust, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol “RCENTRO.A” on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line will reflect trading of both Series A Shares and CPOs.

Holders of CPOs are able to sell their CPOs (i) to a non-Mexican investor, in which event the non-Mexican investor would receive such CPOs, or (ii) to a Mexican investor, in which event the Mexican investor would receive the Series A Shares underlying such CPOs, directly or by keeping them deposited at an account at Indeval, maintained by such investor or by an authorized institution. Indeval or S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores is a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

The 2003 amendments to the CPO Trust did not affect the rights or interests of holders of ADSs.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices for the Series A Shares and the CPOs on the Mexican Stock Exchange (on a nominal basis) and the reported high and low sale prices for the ADSs on the NYSE.

	Mexican Stock Exchange		New York Stock Exchange
	Amounts per Series A Share and per CPO (in nominal pesos)		Amounts per ADS (in U.S. dollars)
	High	Low	High	Low

2002	6.30	2.25	6.24	1.76
2003	8.50	2.40	7.45	1.61
2004	8.48	5.30	7.14	4.05
2005
First quarter	9.92	8.20	7.75	6.77
Second quarter	9.30	8.08	7.50	6.45
Third quarter	9.21	8.60	7.70	7.07
Fourth quarter	8.70	8.35	7.63	7.00
2006
First quarter	8.50	7.15	7.68	5.66
Second quarter	9.50	7.15	7.00	5.50
Third quarter	8.30	7.49	6.59	6.10
Fourth quarter	13.10	7.40	10.75	6.10
Most Recent Six Months
December 2006	13.10	10.80	10.75	7.67
January 2007	13.50	12.55	10.99	11.05
February 2007	13.55	12.30	10.15	10.26
March 2007	15.60	12.30	12.62	9.67
April 2007	18.95	15.55	15.50	12.85
May 2007	16.79	16.10	13.91	13.10

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are currently held by brokerage firms that are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place through the Sentra, an automated system; the Exchange’s opening and closing times are fixed so that the Exchange’s trading day coincides with the trading day of the NYSE. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities, such as the CPOs, that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including, for these purposes, the NYSE) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of Grupo Radio Centro, are on deposit with Indeval.

Item 10. Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is certain information concerning the Company’s capital stock and a brief summary of certain significant provisions of the Company’s bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to the bylaws of the Company, which have been filed as an exhibit to this Annual Report, and Mexican law. For a description of the Company’s bylaws relating to the Board of Directors, Executive Committee, Audit Committee and Corporate Practices Committee, see Item 6, “Directors, Senior Management and Employees.”

The bylaws of the Company were amended on July 31, 2006 to incorporate provisions required by the Mexican Securities Market Law. The most recent amendment to the bylaws was on December 13, 2006.

Mexican Securities Market Law

On December 30, 2005, a new Mexican Securities Market Law was enacted. The law became effective on June 28, 2006 and, in some cases, it provided issuers until December 2006 to adopt the new corporate governance requirements. The Securities Market Law introduces significant changes to the regime in which issuers operate, including:

•
the establishment of the sociedad anónima bursátil, a separate corporate form of organization for issuers with stock registered with the CNBV and listed on the Mexican Stock Exchange, which provides for a new set of corporate governance requirements;

•
the redefinition of the functions and structure of the board of directors, including (i) increasing the number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of members of the board of directors as independent be determined by the shareholders’ meeting, subject to the CNBV’s authority to challenge such determination;

•	the application of a legal framework to the chief executive officer (director general) and executive officers (directivos relevantes) entrusted with the day-to-day management of the issuer;

•
the adoption of a clear definition of fiduciary duties, including but not limited to the duty of care and the duty of loyalty, for members of the board of directors and, in certain cases to its secretary, the chief executive officer and other executive officers;

•
the increase in liability for members of the board of directors and its secretary with respect to the operations and performance of the issuer, including (i) payment of damages and losses resulting from the breach of their duty of care or loyalty and (ii) criminal penalties from one to 12 years of imprisonment for certain illegal acts involving willful misconduct. Civil actions under (i) above may be brought by the issuer or by shareholders that represent 5% or more of the capital stock of the issuer; and criminal actions under (ii) above may be brought by the issuer, the Secretaría de Hacienda y Crédito Público (Mexican Ministry of Finance and Public Credit) after consultation with the CNBV, and in certain cases, by injured shareholders;

•
the elimination of the requirement that the issuer have a statutory auditor and the delegation of specific obligations of corporate governance and oversight to the audit committee, the corporate practices committee and the external auditors;

•
the requirement that all the members of the audit and corporate practices committees be independent as such term is defined under the new law, except with respect to the corporate practices committee in the case of issuers like us that have controlling shareholders;

•
the enhancement of the functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditor, (ii) the review and discussion of the financial statements of the issuer and the conveyance to the board of directors of the committee’s recommendations regarding the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the issuer, (iv) the reception and analysis of recommendations and observations regarding the committee’s functions by the shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders’ meeting and to contribute to the meeting’s agenda and (vi) the oversight of the execution of resolutions enacted at meetings of shareholders or the board of directors;

•	the requirement that the shareholders’ meeting approve all transactions that represent 20% or more of the consolidated assets of the issuer within a given fiscal year; and

•	the inclusion of a new set of rules requiring an issuer to obtain prior authorization from the CNBV to effect public offerings of securities and tender offers.

Organization and Register

The Company was incorporated on June 8, 1971, as a Mexican limited liability stock company (sociedad anónima de capital variable) in accordance with Chapter V of the Ley General de Sociedades Mercantiles (the “Mexican Companies Law”). It was registered in the Registro Público de Comercio de la Ciudad de México (the “Public Registry of Commerce of Mexico City”) on August 28, 1992 under number 20694. Pursuant to the new Mexican Securities Market Law, Grupo Radio Centro adopted the corporate form of sociedad anónima bursátil de capital variable on July 31, 2006 through an amendment to its bylaws.

Purpose

The Company’s purpose is, among others, to market advertising services through media as well as to represent or act as an agent of all types of associations, civil or commercial companies, services, industrial or commercial corporations and in general, Mexican or foreign individuals or entities and to provide consulting and technical assistance services related to accounting, commercial, financial, tax, legal or administrative issues for companies in which it is a shareholder or for other third parties.

Share Capital

The capital stock of the Company consists of Series A Shares. In addition to Series A Shares, the bylaws permit the issuance, upon the approval of competent authorities such as the Ministry of Economy and of the CNBV, of special series of shares including those with limited or no voting rights.

Voting Rights

Each Series A Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. Holders of CPOs are not entitled to exercise the voting rights corresponding to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required to vote all such Series A Shares in the same manner as the holders of a majority of the Series A Shares that are not held in the CPO Trust and that are voted at a shareholders meeting. See “—Limitations Affecting Non-Mexican Holders—Voting Rights.”

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law and the Company’s bylaws, including, among others, amendments to the bylaws, liquidation, and merger and transformation from one form of company to another. In addition, the Company’s bylaws require an extraordinary general meeting to consider the removal of the Company’s capital stock from listing on the Mexican Stock Exchange.

An ordinary general meeting of the holders of Series A Shares must be held at least once each year to consider the approval of the financial statements of the Company for the preceding fiscal year, to elect directors for holders of Series A Shares and members of the Executive Committee, to determine the allocation of the profits or losses of the preceding year and to consider approval of the report on the Company’s repurchase and sale of shares and the report on the actions of the Audit Committee.

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

Shareholders meetings may be called by the Board of Directors, the Audit Committee, the Corporate Practices Committee or a court. Holders of 10% of the Series A Shares may require the chairpersons of the Board of Directors, the Audit Committee or the Corporate Practices Committee to call a meeting of the shareholders. Additionally, in the event that holders of shares with full or limited voting rights representing 10% of the capital stock of the Company do not have sufficient information on the matters to be voted on, those shareholders may request one postponement of shareholders’ meetings per matter. These postponements may be extended for up to three business days if necessary. Notice of meetings must be published in the Diario Oficial de la Federación or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their Series A Shares with the Company’s Secretary at its office in Mexico City or any appointed registrar, or submit certificates evidencing a deposit with Indeval. If entitled to attend the meeting, a shareholder may be represented by proxy. The directors of the Company may not act as proxies. Holders of the Company’s shares, with full or limited voting rights, representing 20% of the capital stock of the Company have the right to seek judicial remedies to block any actions taken by the shareholders with respect to which such holders have the right to vote. Holders of CPOs and ADSs representing CPOs are not entitled to call shareholders meetings or seek judicial remedies to block actions taken by the shareholders.

Dividends

At the annual ordinary general meeting of holders of Series A Shares, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with a report thereon by the Board, to the holders of Series A Shares for approval. The holders of Series A Shares, once they have approved the financial statements, determine the allocation of the Company’s net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company’s historical capital stock (before effect of restatement). See Note 19 to the Consolidated Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of the Company’s Series A Shares. The remainder of net profits is available for distribution. All Series A Shares outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Series A Shares that are only partially paid participate in dividends or other distributions in the same proportion that such Series A Shares have been paid at the time of the dividends or other distributions.

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

Preemptive Rights

Except as described below, in the event of a capital increase, a holder of existing Series A Shares has a preferential right to subscribe for a sufficient number of Series A Shares to maintain the holder’s existing proportionate holdings of Series A Shares. Shareholders will not have preemptive rights to subscribe for Series A Shares issued (i) in connection with mergers or (ii) on the conversion of convertible debentures, if an extraordinary general shareholders meeting called for such purpose approved such issuance or conversion and waived preemptive rights in connection therewith in accordance with the procedures specified in the Company’s bylaws. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación. Under Mexican law, preemptive rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of CPOs or ADSs that are U.S. persons or located in the United States will be unable to participate in the exercise of such preemptive rights absent registration of the preemptive rights offering under the Securities Act, which the Company is not obligated to do.

Under the new Mexican Securities Market Law, however, if Grupo Radio Centro were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale.

Variable Capital

Under the Company’s bylaws and Mexican law, the Company’s capital stock must consist of fixed capital and may have, in addition, variable capital. Shares of the Company’s fixed capital stock are called Class I shares and shares of the Company’s variable capital stock are called Class II shares. The fixed portion of the Company’s capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders, whereas the variable portion of the Company’s capital stock may be increased or decreased by resolution of an ordinary or extraordinary general meeting of shareholders. Increases and decreases in the variable portion of the capital stock must be recorded in the Company’s book of capital variations.

Currently, the Company’s outstanding capital stock consists only of fixed capital. In the event the Company should have any outstanding variable capital, its outstanding shares will not be specifically assigned to the fixed or variable portion.

Limitations Affecting Non-Mexican Holders

Share Ownership

Ownership by non-Mexican investors of shares of Mexican enterprises is regulated by the 1993 Ley de Inversión Extranjera (the “Foreign Investment Law”), as amended, and the 1998 Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras (the “Foreign Investment Regulations”) thereunder. The Secretaria de Economía (the Ministry of Economy) and the Comisión Nacional de Inversiones Extranjeras (the “Foreign Investment Commission”) are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

The Foreign Investment Law reserves certain economic activities exclusively for the state and reserves certain other activities (such as radio broadcasting) exclusively for Mexican individuals or Mexican corporations the bylaws of which contain a prohibition on ownership by non-Mexicans of the corporation’s voting securities. However, the Foreign Investment Law allows foreign investors to own non-voting securities, such as the CPOs, of companies subject to foreign investment restrictions.

In addition to the limitations established by the Foreign Investment Law, the Federal Radio and Television Law and the licenses granted by the SCT provide restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding licenses for radio, such as those held by Grupo Radio Centro.

In order to comply with these restrictions, the Company’s bylaws limit ownership of Series A Shares to qualifying Mexican investors. A holder that acquires Series A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those shares. The Company, however, has received approval from the Foreign Investment Commission to have up to 73.5% of its capital stock represented by CPOs issued by the CPO Trust. The CPOs do not have any restrictions on non-Mexican ownership, except that foreign governments or their agencies may not own them. The foregoing restriction does not prevent foreign state-owned enterprises organized as separate entities with their own assets to own CPOs. Pursuant to the Amended CPO Trust Agreement, the CPOs may be owned only by holders that do not qualify as Mexican investors as defined in the Company’s bylaws. A holder that acquires CPOs in violation of the restrictions on Mexican ownership will have none of the rights of a CPO holder with respect to those CPOs.

The Foreign Investment Law and Foreign Investment Regulations also require that the Company register any foreign owner of its shares, or the depositary with respect to ADSs or global depositary shares representing its shares or ordinary participation certificates representing such shares, with the Registro Nacional de Inversiones Extranjeras (National Registry of Foreign Investment). A foreign owner of Series A Shares that has not been registered is not entitled to vote such Series A Shares or to receive dividends with respect to such Series A Shares. The Dirección General de Inversión Extranjera (General Directorate of Foreign Investment) has informed Grupo Radio Centro that it is not required to register any foreign owner of CPOs.

Voting Rights

Each Series A Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. Holders of CPOs (and holders of ADSs representing CPOs) are not entitled to exercise voting rights with respect to the Series A Shares underlying such CPOs. Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trustee votes the Series A Shares held in the CPO Trust in the same manner as holders of a majority of the Series A Shares not held in the CPO Trust and voted at the relevant shareholders meeting. The Controlling Trusts hold a substantial majority of the Series A Shares not held in the form of CPOs. As a result, the Controlling Trusts and, indirectly, members of the Aguirre family have the power to elect a majority of the directors of, and control, the Company. Additionally, holders of CPOs or ADSs are not entitled to attend or to address the Company’s shareholders meetings.

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

Administration of the CPO Trust

Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trust will continue to be administered by the CPO Trustee under the direction of a technical committee. The technical committee of the CPO Trust (the “CPO Technical Committee”) consists of four members and their respective alternates. Each of the following appoints one member: the Foreign Investment Commission, the Mexican Stock Exchange, the Asociación Mexicana de Intermediarios Bursátiles, A.C. (the Mexican Association of Securities Brokerage Firms) and the common representative of the CPO holders (HSBC México, S.A., Institución de Banca Multiple, Grupo Financiero HSBC). Actions taken by the CPO Technical Committee are required to be approved by a majority of the members present at any meeting of such committee at which at least the majority of the members are present.

Other Provisions

Redemption

The Series A Shares are subject to redemption in connection with either (i) a reduction of share capital or (ii) a redemption with retained earnings, which, in either case, must be approved by the Company’s shareholders at an extraordinary shareholders meeting. The Series A Shares subject to any such redemption would be selected by the Company by lot or, in the case of redemption with retained earnings, by purchasing Series A Shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law.

Purchase by the Company of its Shares

The Company generally may not repurchase its shares, subject to certain exceptions. First, the Company may repurchase shares for cancellation with distributable earnings pursuant to a decision of an extraordinary general meeting of shareholders. Second, pursuant to judicial adjudication, the Company may acquire the shares of a shareholder in satisfaction of a debt owed by such shareholder to the Company. The Company must sell any shares acquired pursuant to judicial adjudication within three months; otherwise, the Company’s capital stock will be reduced and such shares will be cancelled. Third, in accordance with the Mexican Securities Market Law, the Company is permitted to repurchase its own shares at their current market price on the Mexican Stock Exchange under certain circumstances with funds from a special reserve created for such purpose. The maximum amount that may be authorized by the shareholders to be spent by the Company for the repurchase of shares (see “—Shareholders Meetings” above) may not exceed the sum of net income for the prior year plus retained earnings.

Purchase of Shares by Subsidiaries of the Company

Subsidiaries or other entities controlled by the Company may not purchase, directly or indirectly, shares of the Company, shares of companies that are majority shareholders of the Company or invest in derivative instruments having shares of the Company as underlying assets. However, subsidiaries or other entities controlled by the Company may acquire equity interests in investment companies that in turn invest in shares of the Company.

Conflict of Interest

A shareholder who votes on a business transaction in which its interest conflicts with that of the Company may be liable for damages, but only if the transaction would not have been approved without its vote. In accordance with the Securities Market Law, a conflict of interest is assumed, unless proven otherwise, when a controlling shareholder votes in favor of or against transactions and in so doing obtains benefits that not obtained by other shareholders, the Company or its controlled entities.

Additionally, any members of the Board of Directors who have a conflict of interest must abstain from discussing or voting on any matter. This condition does not affect the quorum requirement for Board meetings.

Duty of Care

The members of the Board of Directors must comply with the duty of care by acting in good faith and in the best interest of the Company and its controlled entities. In order to obtain the necessary information to comply with the duty of care, the members are authorized to request information on the Company and its controlled entities as well as solicit meetings with executive officers and other persons that may contribute to the decision-making processes of the Board.

Duty of Loyalty

Directors and the secretary of the Board of Directors are bound to preserve the confidentiality of information regarding the Company when such information has not been made public. As part of the duty of loyalty, directors must inform the Audit Committee and the external auditor of any irregularities that occurred during the tenure of former board members as well as any irregularities that become apparent during their tenure.

Directors who breach the duty of loyalty may be jointly liable with other directors and must indemnify the Company against any losses or damages caused by the breach. Such individuals shall be removed from their positions.

Actions Against Directors

Actions for civil liabilities against the directors, the secretary of the board of directors or executive officers may be initiated by resolution passed at a general ordinary shareholders meeting. In the event the shareholders decide to bring such action, the directors against whom such action is to be brought immediately cease to be directors. Shareholders representing not less than 5% of the outstanding Series A Shares may directly bring such action provided that the claim covers all damages allegedly suffered by the Company or its controlled entities and not only by such shareholders. Any recovery of damages with respect to actions for civil liabilities against directors, the secretary of the Board or executive officers will be for the benefit of the Company or its controlled entities and not for the shareholders bringing such actions.

Obligations of Majority Shareholders

In the event the Company seeks to cancel the registration of its shares with the Registro Nacional de Valores (National Registry of Securities or “RNV”) or the registry is cancelled by the CNBV, shareholders holding the majority of the voting shares or having the power to control decisions in the general shareholders meeting or appoint the majority of the Board of Directors (the “controlling shareholders”) must offer to purchase all outstanding shares prior to cancellation. If the controlling shareholders make such a purchase offer but do not acquire 100% of the shares of the Company’s capital stock, then prior to cancellation of the registration of its securities from the RNV, the controlling shareholders shall place in trust for a minimum of six months an amount of funds necessary to acquire the remaining shares at the purchase offer price.

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

The trade value in the Mexican Stock Exchange shall be the average adjusted price per volume of transactions carried out during the last 30 days in which the shares of the Company have been traded, prior to the date of the offer during a period that cannot exceed six months. In the event that the number of days in which the shares were traded is less than 30 days, the actual number of days in which the shares were traded will be taken into account. If the shares are not traded within such period of time, the book value of the shares will be used.

The Board of Directors of the Company must provide its opinion regarding the price of the tender offer within the ten business days after the commencement of the offer, taking into account the opinion of the Corporate Practices Committee, and disclose its opinion through the Mexican Stock Exchange. The opinion provided by the Board of Directors may include the opinion of an independent expert. The Board must also disclose any conflicts of interests that any director may have in connection with the offer. The directors and the chief executive officer of the Company must publicly disclose their decision with respect to whether or not they will sell any of their own securities issued by the Company.

In the event that the controlling shareholders obtain the consent of the shareholders representing 95% of the capital stock of the Company by means of resolution adopted at a shareholders meeting, and the bid price for the shares is less than 300,000 investment units, as defined under Mexican law, it will not be necessary for the controlling shareholders to conduct a tender offer, as long as in order to obtain the cancellation, the Company places in trust for a minimum of six months an amount of funds necessary to acquire the remaining shares at the same price of the offer price.

Finally, the bylaws provide that the controlling shareholders may request authorization from the CNBV to use a different basis for the determination of the price provided that the Board of Directors presents a recommendation to establish a different price, after taking into account the opinion of the Corporate Practices Committee, together with the report of an independent expert confirming that the price is reasonably appropriate.

Duration

The Company’s existence under the bylaws is indefinite.

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

To the extent that the Board of Directors has the right to approve any acquisition of shares or other securities or any agreement for the exercise of voting rights, the Board of Directors shall decide to approve such transaction based on the following factors: (i) the nationality, moral and financial status and other characteristics of the contemplated acquirer, (ii) the potential advantages and disadvantages of the contemplated acquirer’s participation in the Company and (iii) the contemplated acquirer’s experience in the radio broadcasting industry.

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

For a description of the Company’s undrawn bank credit facility, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Other than the foregoing, the only material contracts entered into by the Company in the two-year period prior to this filing have been entered into in the ordinary course of business.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See Item 3, “Key Information—Exchange Rate Information.”

TAXATION

The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in CPOs or ADSs. In particular, this summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that are subject to special tax rules, that own or are treated as owning 10% or more of the voting shares (including CPOs) of the Company or that may have acquired Series A Shares. This summary also includes a limited description of certain U.S. tax consequences with respect to non-U.S. holders.

The summary is based upon tax laws of the United States and Mexico as in effect on the date of this Annual Report, which are subject to change. Holders of CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax law.

In general, for U.S. federal tax purposes, and for purposes of the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the Protocols thereto (the “Tax Treaty”) between the United States and Mexico, entered into force on January 1, 1994, holders of CPOs or ADSs will be treated as the beneficial owners of the Series A Shares represented by those CPOs or ADSs.

Taxation of Dividends

Mexican Tax Considerations

During 2007, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

For purposes of Mexican taxation, an individual is considered to be a resident of Mexico if he or she has established a home in Mexico. However, if such individual has a home in a foreign country as well, he or she will be considered a resident of Mexico if his or her center of vital interests is located in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. A legal entity is considered to be a resident of Mexico if its principal administrative office is located in Mexico.

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the Series A Shares represented by CPOs or ADSs, to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2007 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

A holder of CPOs or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Capital Gains

Mexican Tax Considerations

Gains on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes, will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Income generated on the sale of CPOs during 2007 by individuals or legal entities that are non-residents of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes. However, sales effected through a public offering must comply with certain restrictions set forth in the Mexican Income Tax Law in order to benefit from this exemption.

Notwithstanding the Mexican taxes on capital gains that could apply in certain cases (as described above), capital gains realized on the disposition of CPOs by a U.S. holder who is eligible for tax benefits under the Tax Treaty generally will not be subject to Mexican tax, unless such gains are attributable to a permanent establishment of such U.S. holder in Mexico or if the U.S. holder owned, directly or indirectly, 25% or more of the issuer’s capital stock within the 12-month period preceding such sale or other disposition.

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

U.S. Tax Considerations

Gain or loss realized by a U.S. holder on the sale or other disposition of CPOs or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the CPOs. Gain, if any, realized by a U.S. holder on the sale or other disposition of CPOs or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of CPOs or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, CPOs or ADSs.

Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the CPOs or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate.

Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Such an exchanging U.S. holder will have a tax basis in the securities received equal to the basis such holder had in the exchanged securities. A U.S. holder’s holding period for securities received in such an exchange will include the holding period such U.S. holder had in the securities prior to such exchange.

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

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the CPOs or ADSs or the proceeds received on the sale or other disposition of the CPOs or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

DOCUMENTS ON DISPLAY

Grupo Radio Centro is subject to the information requirements of the Exchange Act. In accordance with these requirements, Grupo Radio Centro files reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report, and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Any materials filed by Grupo Radio Centro may also be read and copied at the SEC’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, Grupo Radio Centro has been required to make filings with the SEC by electronic means since November 2002. Any filings the Company makes electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov and Grupo Radio Centro’s website at http://www.grc.com.mx. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in currency exchange rates.

Foreign Currency Exchange Risk

The Company’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. For the year ended December 31, 2006, the Company had net foreign currency exposure of U.S.$151 thousand, which consisted of U.S. dollar-denominated bank deposits. The Company acquired these instruments for purposes other than trading purposes. See Notes 4 to the Consolidated Financial Statements.

Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company’s foreign currency denominated costs and expenses and of any obligation of the Company with respect to any foreign currency denominated liabilities. The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 2.5 million in 2006.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders’ Rights

None.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2006, were not effective to provide reasonable assurance that (i) information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. This conclusion is based solely on the failure of the disclosure controls and procedures to detect a loan that we made to a company controlled by a member of our board of directors. We extended the loan, in the amount of Ps. 3.2 million (nominal amount), in October 2006 and received repayment in full in May 2007. See Item 7. “Major Shareholder and Related Party Transactions—Related Party Transactions—Loans to Executive Officers and Directors.” Section 402 of the Sarbanes-Oxley Act of 2002 makes it unlawful for any issuer to extend or maintain credit in the form of a personal loan to or for any director or executive officer of that issuer. Upon discovering the existence of this loan, we investigated the transaction and took steps to ensure that a similar transaction would not recur.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by BDO Hernández Marrón y Cía., S.C., or BDO, an independent registered public accounting firm, as stated in their report which appears under Item 18 of this Annual Report on Form 20-F.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Luis de la Fuente Baca qualifies as an “audit committee financial expert” and as independent, as independence is defined under the Mexican Securities Market Law and the rules of the NYSE that are applicable to foreign private issuers. Mr. de la Fuente Baca acquired his expertise by serving as the chief executive officer and chief financial officer of various Mexican corporations over the last 30 years. See Item 6. “Directors, Senior Management and Employees—Directors—Audit Committee.”

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer and principal accounting officer or persons performing similar functions. Our code of ethics is available on our website at http://www.grc.com.mx. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.) If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, principal accounting officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, BDO, for the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006
	(in thousands)
Audit fees	Ps. 2,111	Ps. 2,009
Audit-related fees	333	320
Total fees	Ps. 2,444	Ps. 2,329

Audit fees in the above table are the aggregate fees billed by BDO in connection with the audit of our annual financial statements and the review of our interim financial statements and statutory and regulatory audits. Audit-related fees in the above table are the aggregate fees incurred in connection with the evaluation and review by BDO of our internal control over financial reporting. BDO has not billed us fees related to any other services.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total # of Shares Purchased (a)	(b) Average Price Paid per Share	(c) Total # of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum # (or Approx. U.S. Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs

Month # 1 (Jan. 1, 2006-Jan. 31, 2006)	0	0	0	0

Month # 2 (Feb. 1, 2006-Feb. 28, 2006)	0	0	0	0

Month # 3 (Mar. 1, 2006-Mar. 31, 2006)	0	0	0	0

Month # 4 (Apr. 1, 2006-Apr. 30, 2006)	159,100	7.99	0	0

Month # 5 (May 1, 2006-May 31, 2006)	759,700	8.99	0	0

Month # 6 (Jun. 1, 2006-Jun. 30, 2006)	0	0	0	0

Month # 7 (Jul. 1, 2006-Jul. 31, 2006)	0	0	0	0

Month # 8 (Aug. 1, 2006-Aug. 31, 2006)	0	0	0	0

Month # 9 (Sept. 1, 2006-Sept. 30, 2006)	0	0	0	0

Month # 10 (Oct. 1, 2006-Oct. 31, 2006)	0	0	0	0

Month # 11 (Nov. 1, 2006-Nov. 30, 2006)	0	0	0	0

Month # 12 (Dec. 1, 2006-Dec. 31, 2006)	0	0	0	0
Total	918,800 Series A Shares	Ps.8.82	0	0

(a) All of the Series A Shares purchased by the Company during 2006 were purchased in open-market transactions on the Mexican Stock Exchange. None of these purchases were made pursuant to a publicly announced share repurchase plan or program.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-41, incorporated by reference herein.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

(a) List of Financial Statements

All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b) List of Exhibits

Charter (Escritura Constitutiva), together with an English translation(a)	1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A.B. de C.V., dated December 13, 2006 filed as an English translation	1.2

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(d)	2.1

Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May 18, 1993 and September 14, 1993, between certain members of the Aguirre family and Bancomer, S.A., as trustee, together with an English translation (b)	3.1

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institución de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V., filed as an English translation (h)	3.2

Trust Agreement, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English translation(c)	3.3

Amended and Restated Public Deed, dated as of June 27, 2003 (the “Amended and Restated CPO Deed”), filed as an English translation (h)	4.1

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, together with an English translation (e)	4.2

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation(g)	4.3

Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, filed as an English translation(j)	4.4

Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and José Gutiérrez Vivó, together with an English translation(e)	4.5

Credit Agreement, dated May 16, 2006, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusión Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as creditors, filed as an English translation(k)	4.6

List of Subsidiaries of the Company(k)	8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13.1
_______________
(a) Incorporated by reference to the Company’s Registration Statement on Form F-1 (Commission File No. 333-63878) filed on June 4, 1993.

(b) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on December 31, 1993.

(c) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1998.

(d) Incorporated by reference to the Company’s Registration Statement on Form F-6 (Commission File No. 333-8224) filed on January 16, 1998.

(e) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1999.

(f) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on May 9, 2001.

(g) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 24, 2002.

(h) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003.

(i) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 1, 2004, as amended by amendment filed on July 2, 2004.

(j) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005.

(k) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

TOGETHER WITH

AUDITOR’S REPORT

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of independent registered accounting firm	F-1 to F-4

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-5

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004	F-6

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004	F-7

Consolidate Statements of Changes in Financial Position for the years ended December 31, 2006, 2005 and 2004	F-8

Notes to the Consolidated Financial Statements	F-9 to F-41

Report of Independent Registered Accounting Firm

To the Board of Directors and Shareholders of
Grupo Radio Centro, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries (as defined in Note 1 to the consolidated financial statements) as of December 31, 2006 and 2005, and the related consolidated statements of (loss) income, changes in shareholders’ equity and changes in financial position for the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the standards of the Public Accounting Oversight Board (United States). These standards require that we plan and perform the audits in order to obtain reasonable assurance as to whether the financial statements are free of material misstatements and whether they are prepared according to Mexican financial reporting standards applicable in 2006 and Mexican generally accepted accounting principles applicable in 2005 and 2004. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial information reporting standards used in 2006, the accounting principles used in 2005 and 2004, the significant estimates made by Management and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3d to the consolidated financial statements, effective January 1, 2005, the Company adopted the new accounting method prescribed by Bulletin B-7, “Business Acquisitions”. Under this new Bulletin, amortization of goodwill is no longer permitted under MFRS. This Bulletin also requires that any unamortized balances in goodwill be subject to impairment testing, in accordance with the guidelines of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal”. As a consequence and in accordance with the new Mexican financial reporting standards (Bulletin NIF B-1), the consolidated statement of income, the consolidated changes in shareholders’ equity and the consolidated changes in its financial position for the year ended December 31, 2004 have been restated to recognize the effect of this new rule (Notes 3 and 3d).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, the consolidated results of its operations, the consolidated changes in shareholders’ equity and the consolidated changes in its financial position for the years ended December 31, 2006, 2005 and 2004, in conformity with Mexican financial reporting standards and generally accepted accounting principles, respectively.

Mexican financial reporting standards vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the results from operations for each of the years ended December 31, 2006, 2005 and 2004 and the shareholders’ equity and changes in financial position as of December 31, 2006, 2005 and 2004, to the extent summarized in Note 25 to the accompanying consolidated financial statements.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language. In all cases where there are any disagreements between the English and Spanish versions, the Spanish version shall be considered authoritative and controlling.

BDO Hernández Marrón y Cía., S.C.

/s/ Bernardo Soto Peñafiel
Bernardo Soto Peñafiel, CPA
Mexico City
February 2, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Grupo Radio Centro, S.A.B. de C.V. and subsidiaries

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Radio Centro, S.A.B. de C.V.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican financial reporting standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican financial reporting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is stated fairly, in all material respects, based on COSO criteria. Also in our opinion, Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 2006, 2005 and 2004, and our report dated February 2, 2007.

BDO Hernandez Marron y Cia, S.C.

/s/ Bernardo Soto Penafiel
Bernardo Soto Penafiel

June 16, 2007
Mexico City

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2006. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

A S S E T S	2006		2006		2005		L I A B I L I T I E S	2006		2006		2005

CURRENT ASSETS:							SHORT-TERM LIABILITIES:

Cash and temporary investments (Note 5)	US$	9,080	Ps	98,055	Ps	90,679	Notes payable (Note 14)	US$	-	Ps	-	Ps	58,913
							Advances from customers (Note 15)		11,829		127,744		86,714
Accounts receivable:							Suppliers and other accounts payable (Note 16)		4,217		45,544		34,410
Customers from broadcasting, net of allowance for							Income tax and other taxes
doubtful accounts of Ps 24,180							payable (Note 17)		8,106		87,540		27,211
in 2006 and Ps 12,880 in 2005		22,900		247,305		226,331	Contingent liability (Note 10)		-		-		256,177
Other (Note 7)		1,728		18,665		5,469
Income tax to be recovered		-		-		11,583	Total short-term liabilities		24,152		260,828		463,425

		24,628		265,970		243,383
							LONG-TERM LIABILITIES:
Prepayments		2,362		25,510		10,811	Notes payable (Note 14)		-		-		58,913
							Labor liabilities (Note 18)		4,882		52,724		39,999
Total current assets		36,070		389,535		344,873	Deferred taxes (Note 20)		838		9,049		42,322

							Total liabilities		29,872		322,601		604,659

							SHAREHOLDERS' EQUITY (Note 19):

							Capital stock		100,880		1,089,457		1,212,561

PROPERTIES AND EQUIPMENT, NET (Note 11 )		42,945		463,786		494,665	Retained earnings		28,029		302,699		(116,238)

							Reserve for the repurchase of shares		3,912		42,249		43,364

DEFERRED CHARGES, NET (Note 12)		413		4,463		5,498	Excess in restatement of capital stock		454		4,900		4,900

EXCESS OF COST OF NET BOOK VALUE							Cumulative effect of deferred
OF SUBSIDIARIES, NET (Note 13)		73,958		798,710		798,710	income tax (Note 20)		(9,488)		(102,468)		(102,468)
							Effect from labor liabilities		(28)		(299)		(263)
							Majority shareholders' equity		123,759		1,336,538		1,041,856
OTHER ASSETS		305		3,288		3,351	Minority interest		60		643		582
							Total shareholders' equity		123,819		1,337,181		1,042,438
Total assets	US$	153,691	Ps	1,659,782	Ps	1,647,097		US$	153,691	Ps	1,659,782	Ps	1,647,097

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2006, 2005 AND 2004

(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2006. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

	2006		2006		2005		2004 (*)

Broadcasting revenue	US$	73,677	Ps	795,680	Ps	615,083	Ps	593,095

Broadcasting expenses from station, excluding depreciation and
amortization and corporate, general and administrative expenses		41,058		443,404		408,501		424,442

Broadcasting income		32,619		352,276		206,582		168,653

Depreciation and amortization		3,318		35,836		38,509		33,943

Corporate, general and administrative expenses		1,322		14,276		14,047		23,017

Operating income		27,979		302,164		154,026		111,694

Comprehensive cost of financing:

Interest expense		3,361		36,301		31,948		34,060
Interest income		(43)		(463)		(754)		(600)
Foreign-exchange (gain) loss, net (Note 4)		(1)		(8)		(10,940)		2,722
Loss (gain) from monetary position		238		2,569		(6,974)		(16,640)

		3,555		38,399		13,280		19,542

Other expenses, net (Note 21)		5,228		56,465		50,588		49,655

Income before extraordinary item and provisions		19,196		207,300		90,158		42,496

Extraordinary item (Note 10)		23,517		253,976		-		-

Income before provisions		42,713		461,276		90,158		42,496

Provisions for income tax and employee
profit sharing (Note 20)		3,915		42,278		22,599		21,211

Net income	US$	38,798	Ps$	418,998	Ps	67,559	Ps	21,285

NET INCOME APPLICABLE TO:
Majority interest		38,792		418,937		67,544	Ps	21,283
Minority interest		6		61		15		2

	US$	38,798	Ps$	418,998	Ps	67,559	Ps	21,285

Net income per share, net	US$	0.239	Ps$	2.578	Ps	0.415	Ps	0.129

(*)	Restated see Note 3.

 The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2006. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

	Capital stock		Retained earnings (deficit)		Reserve for the repurchase of shares		Excess in restatement of capital		Cumulative effect of deferred income tax		Effect from labor liabilities		Minority interest		Total		Comprehensive gain (loss)

Balances as of December 31, 2003 prior to the adjustment from the change in particular standard (Note 19)	Ps	1,212,274	Ps	(142,624)	Ps	42,924	Ps	4,900	Ps	(102,468)	Ps	(263)	Ps	572	Ps	1,015,315	Ps	278,265

Effect at beginning year from a change in a particular standard (Note 3)				(62,441)										(7)		(62,448)

Adjusted balances as of December 31, 2003 (Note 3)		1,212,274		(205,065)		42,924		4,900		(102,468)		(263)		565		952,867	Ps	278,265

Repurchase of shares		(663)		-		(107)		-		-		-		-		(770)		-

Net adjusted income for the year (Note 3)		-		21,285		-		-		-		-		-		21,285		21,285

Holding of minority interest		-		(2)		-		-		-		-		2		-		-

Balances as of December 31, 2004 (Note 19)		1,211,611		(183,782)		42,817		4,900		(102,468)		(263)		567		973,382	Ps	21,285

Sale of shares		950		-		547		-		-		-		-		1,497		-

Net income for the year		-		67,559		-		-		-		-		-		67,559		67,559

Holding of minority interest		-		(15)		-		-		-		-		15		-		-

Balances as of December 31, 2005 (Note 19)		1,212,561		(116,238)		43,364		4,900		(102,468)		(263)		582		1,042,438		67,559

Repurchase of shares		(4,902)		-		(3,885)		-		-		-		-		(8,787)

Capital reduction		(123,891)		-		-		-		-		-		-		(123,891)

Effect of the additional liability from labor obligations												(36)				(36)		(36)

Sale of shares		5,689		-		2,770		-		-		-		-		8,459

Net income for the year		-		418,998		-		-		-		-		-		418,998		418,998

Holding of minority interest		-		(61)		-		-		-		-		61		-		-

Balances as of December 31, 2006 (Note 19)	Ps	1,089,457	Ps	302,699	Ps	42,249	Ps	4,900	Ps	(102,468)	Ps	(299)	Ps	643	Ps	1,337,181	Ps	418,962

 The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2006. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

	2006		2006		2005		2004 (*)
OPERATIONS:

Net income for the year	US$	38,798	Ps	418,998	Ps	67,559	Ps	21,285

Charges (credits) to results not requiring (providing)
the outlay of cash:

Depreciation and amortization		3,247		35,066		38,509		33,943
Amortization of goodwill		-		-		-		-
Deferred income tax		(3,081)		(33,273)		2,900		8,469
Labor liabilities (Note 18)		1,174		12,681		12,801		14,515
Advance payments		(1,361)		(14,699)		2,520		-
Effect from the valuation of properties (Note 11)		172		1,860		804		(8,443)

		38,949		420,633		125,093		69,769
Net change in accounts receivable, accounts payable
and other assets		(15,390)		(166,208)		19,298		(43,847)

Resources generated from operating activities		23,559		254,425		144,391		25,922

FINANCING:

Repurchase of shares		(814)		(8,787)		1,497		(770)
Sales of shares		783		8,459		-		-
Notes payable		(10,910)		(117,826)		(64,803)		(73,516)
Capital reduction		(11,472)		(123,891)		-		-

Resources used in financing activities		(22,413)		(242,045)		(63,306)		(74,286)

INVESTMENTS:

Goodwill				-		(8,063)		-

Deferred charges		48		518		2,040		-

Excluding the recognition of inflation effects:
Equipment		(511)		(5,522)		(7,725)		(13,818)
Guarantee deposits		-		-		-		7,852

Resources used in
investment activities		(463)		(5,004)		(13,748)		(5,966)

Increase (decrease) in cash and temporary investments		683		7,376		67,337		(54,330)

Cash and temporary investments at the beginning of the year		8,397		90,679		23,342		77,672

Cash and temporary investments at the end of the year	US$	9,080	Ps	98,055	Ps	90,679	Ps	23,342

 The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

(Unless otherwise specified, all amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2006. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

NOTE 1 LINE OF BUSINESS AND COMPOSITION OF THE COMPANIES

Grupo Radio Centro, S.A.B. de C.V. (“Grupo Radio Centro” or “the Company”) was incorporated on June 8, 1971. Grupo Radio Centro is a Mexican commercial broadcasting company whose principal line of business is the production and radio broadcasting of musical programs, news, interviews and special events. Its revenues are derived primarily from the sale of commercial airtime to advertising agencies and businesses. The Company also operates a radio network in Mexico. In accordance with the Mexican Securities Market Law, issuers with stock registered and listed on the Mexican Stock Exchange must adopt the corporate form of a “sociedad anonima bursatil”. For this reason, the Company changed its name from Grupo Radio Centro, S.A. de C.V. to Grupo Radio Centro, S.A.B. de C.V.

Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following companies:

Companies		2006	2005	2004

Radio stations:

XEQR, S.A. de C.V.		X	X	X
XERC, S.A. de C.V.		X	X	X
XEEST, S.A. de C.V.	(a)	X	X	X
XEQR-FM, S.A. de C.V.		X	X	X
XERC-FM, S.A. de C.V.		X	X	X
XEJP-FM, S.A. de C.V.		X	X	X
XEDKR-AM, S.A. de C.V.		X	X	X
XESTN - AM		X	X	X
Radio Red, S.A. de C.V.		X	X	X
Radio Red-FM, S.A. de C.V.		X	X	X
Estación Alfa, S.A. de C.V.		X	X	X
Emisora 1150, S.A. de C.V.		X	X	X
Radio Sistema Mexicano, S.A.		X	X	X

Marketing companies
Grupo Radio Centro, S.A.B. de C.V.		X	X	X
GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	(b)	X	X
GRC Publicidad, S.A. de C.V.		X	X	X
GRC Medios, S.A. de C.V.		X	X	X

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

Companies	2006	2005	2004

Service companies:
Promotora Técnica de Servicios
Profesionales, S.A. de C.V.	X	X	X
Publicidad y Promociones
Internacionales, S.A. de C.V.	X	X	X
Promo Red, S.A. de C.V.	X	X	X
To2 México, S.A. de C.V.	X	X	X
Radio Centro Publicidad, S.A. de C.V.	X	X	X

Real estate companies:
Universal de Muebles e Inmuebles, S.A. de C.V.	X	X	X
Inmobiliaria Radio Centro S.A. de C.V.	X	X	X

Sub-holding companies:
Desarrollos Empresariales, S.A. de C.V.	X	X	X
Radiodifusión Red, S.A. de C.V.	X	X	X
Enlaces Troncales, S.A. de C.V.	X	X	X

Non-operating companies:

Música, Música, Música, S.A. de C.V.	X	X	X
Promotora de Éxitos, S.A. de C.V.	X	X	X
Producciones Artísticas Internacionales,
S.A. de C.V.	X	X	X

a)	Radio station managed and operated by Comercializadora Siete de México, S.A. de C.V.

b)	Subsidiary as of November 30, 2005 (see Note 22).

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

The Company’s radio-station operations include the production and broadcasting of musical programs, news, interviews, special events and advertising in Mexico City’s metropolitan area. They are based on limited-term concessions, subject to renewal, granted by Mexico’s Ministry of Communications and Transportation (“SCT”). One of the station concessions granted to the Company will expire in December 2007, one in December 2012, nine in July 2016, one in October 2015 and one in November 2015.

The Company’s marketing companies, which include the parent Grupo Radio Centro, S.A.B. de C.V., are responsible for the programming and sale of commercial airtime for broadcast by the Company’s radio stations.

The Company’s service companies provide commercial, technical and administrative personnel to the companies comprising Grupo Radio Centro.

The Company’s real estate companies own the land and buildings where the transmission facilities of the Company’s radio stations and its commercial companies are located, including the building where the head offices and studios of Grupo Radio Centro and its subsidiaries are located.

The Company’s non-operating companies were incorporated for the purpose of developing new investment projects and are not currently active.

NOTE 2 BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements include the balance sheet of Grupo Radio Centro and its subsidiaries, listed in Note 1, as of December 31, 2006 and 2005, and the statements of income, changes in shareholders’ equity and changes in financial position for the years ended December 31, 2006, 2005 and 2004. All intercompany balances and transactions have been eliminated in consolidation.

Convenience translations:

The US dollar amounts (denoted by the symbol “US$”) shown in the 2006 financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps. 10.799/ US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2006, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of January 1, 2006, the Mexican Financial Reporting Standards (MFRS) issued by the Mexican Board for Research and Development of Financial Standards (CINIF) became effective. The MFRS based on, and replace generally accepted accounting principles in Mexico (Mexican GAAP), which were in effect until December 31, 2005. These standards basically correspond to the generally accepted accounting principles (GAAP) that were issued by the Mexican Institute of Public Accountants and were in effect through December 31, 2005.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

The MFRS consist of; standards and interpretations issued by the CINIF, Mexican GAAP bulletins that have not been changed, substituted or repealed from the new MFRS and the International Financial Reporting Standards (IFRS), which are applicable on a supplemental basis.

The MFRS Bulletin NIF B-1, “Accounting Changes and Corrections of Misstatements”, establishes that as a result of the issuance, change or derogation of a NIF, the respective effects should be retroactively applied when the comparative financial statements are presented. Therefore, the 2004 financial statements have been restated in order to recognize the effects of the following new pronouncements that became effective on January 1, 2005:

1.
As described in Note 3d, effective January 1, 2005, the Company adopted the new Bulletin B-7. Under this new pronouncement, the amortization of goodwill is no longer permitted and is now subject to impairment. The effect of this change in the financial statements of 2004 was credited to income of 2004 for an amount of Ps. 71,284.

2.
As described in Note 3h, as of December 31, 2005, the Company adopted the new Bulletin D-3, which establishes the recognition of liabilities from employment termination payments under certain assumptions. The effect of this change resulted in an additional charge to income of 2004 of Ps. 8,843.

The previous effects are shown as follows in the consolidated statements of changes in shareholders’ equity, the consolidated statement of income and the consolidated statements of changes in financial position:

Balances as of December 31, 2003 prior to the adjustment for the change in a particular standard	Ps. (142,624)
Effect in prior years from a change in a particular standard	(62,441)
Adjusted balances as of December 31, 2003	(205,065)
Net adjusted gain for the year	21,285
Holding minority interest	(2)
Balances as of December 31, 2004	Ps. (183,782)

The most significant accounting policies followed by Grupo Radio Centro in the preparation of its consolidated financial statements, which are in compliance with the financial information standards accepted in Mexico, are summarized below:

a.	Recognition of the effects of inflation:

•
The consolidated financial statements have been prepared in accordance with the guidelines set out in Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”. Therefore, the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, are expressed in constant Mexican pesos with purchasing power as of December 31, 2006, as determined by applying factors derived from the National Consumer Price Index (“NCPI”) published by the Banco de México.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
Restatement factor using Mexican inflation	1.04053	1.03332	1.0519

•
Capital stock, cumulative earnings (deficit), reserve for repurchase of shares, cumulative effect on prior years of initial recognition of deferred income taxes and the effect of labor liabilities include their restatement effects, determined by applying factors derived from the NCPI from the date of their contribution or generation of earnings (loss). These restatements reflect the reserves required to maintain shareholders’ equity accounts at constant levels.

•
Surplus on restatement of capital represents the accumulated gain from holding non-monetary assets. This gain represents the difference between the value of non-monetary assets, recorded at acquisition cost as compared to the value of the assets as restated using factors derived from the NCPI.

•	Comprehensive cost of financing consists of interest income and expense, net foreign-exchange gains or losses and the gain or loss on net monetary position.

•	(Gain) loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the net monetary assets and liabilities held during the year.

b.	Temporary investments:

Temporary investments are stated at cost, plus interest earned, which amount may not exceed market value.

c.	Property and equipment:

The Company recognizes the effects of inflation through adjustments in general price levels by applying factors derived from the NCPI. Related depreciation is calculated based on estimated useful lives of assets both for acquisition costs and restatement increases.

During 2006 and 2005, the Company recorded impairment charges in the amounts of Ps. 1,091 and Ps. 804, respectively. During 2004, the Company recorded an increase in the realizable value of temporarily unoccupied buildings in the amount of Ps. 8,443. The amounts have been recorded in the income statement of 2006, 2005 and 2004 (see Note 21).

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

d.	Excess cost over net book value of net assets of subsidiaries:

As of January 1, 2005, in compliance with the guidelines of Bulletin B-7, Business Acquisitions, there is no amortization of goodwill; rather it is subject to testing in accordance with the guidelines of Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal. There was no impairment as of December 31, 2006 and 2005. As a consequence of this new rule, the 2004 financial statements were restated in order to be comparable with the 2005 and 2006 financial statements and in line with the new MFRS (Bulletin NIF B-1 Accounting Changes and Corrections of Misstatements). As a result of this issue, impairment for 2004 was not determined and the charge to income made in 2004 from the amortization of Ps. 69,500 of goodwill was reversed, see Note 3.

e.	Installation expenses and licenses of software:

Installation expenses and licenses of software are booked at acquisition cost and are restated by applying factors from the NCPI. Amortization is calculated on the straight-line method at a 5% annual rate (Note 12).

f.	Income Tax (“IT”), Business Assets Tax (“BAT”), Employees Statutory Profit-Sharing (“ESPS”) and Deferred Income Taxes:

Deferred income tax is determined by applying the statutory income tax rate to temporary differences between the book value and the tax value of assets and liabilities, when applicable and subject to a recoverability analysis of tax loss carryforwards and other recoverable taxes and tax credits.

Deferred statutory employee profit sharing is determined based on temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS. For the year 2006, the Company did not have any non-recurring temporary differences and the effect recognized until 2003 was written off in the results of operations for 2004. Income taxes are computed based on a consolidated return basis and employee profit sharing is computed on a separate return basis for each entity in the consolidated group. The effect of a statutory income tax rate change is recognized in the income statement of the period in which the rate change officially occurs (see Note 20).

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

g.	Advances from customers:

Advances from customers are recognized as income when the corresponding airtime is transmitted.

h.	Employee benefits:

The costs related to benefits to which employees are entitled as a result of seniority premiums, severance payments and pension plans in the case of union personnel, or by law or by Company grant, are recognized in the results of operations at the time services are rendered by employees on the basis of the present value of the benefits determined under actuarial estimates. The amortization of unrecognized prior service cost, which represents changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee’s estimated active service life. Other benefits to which employees may be entitled are recognized as an expense in the year in which they are paid.

The Company has recorded a reserve for the estimated accrued seniority premiums, severance payments and pension benefits, the amount of which was determined through actuarial estimates (see Note 18).

As of December 31, 2005, the Company adopted the new Bulletin D-3, which sets forth guidelines related to the recognition of payments upon the termination of a labor relationship. As a consequence of this new rule, the 2004 financial statements were restated in order to be comparative with the 2005 and 2006 financial statements and in line with the new MFRS (Bulletin B-3 “Labor liabilities”). The effect of this change resulted in an additional charge to income of 2004 of Ps. 8,843, see Note 3.

i.	Earnings per share:

Net income per share is computed on the basis of the weighted average number of shares outstanding for the years ended December 31, 2006, 2005 and 2004.

j.	Transactions in foreign currencies:

Transactions in foreign currencies are recorded at the buying rate published by the Banco de México (Central Bank), which rate is comparable to the Federal Reserve Bank of New York, on the dates on which they are entered into and/or settled. Assets and liabilities in foreign currencies are stated in Mexican pesos at the year-end closing rates of exchange. Exchange differences are recorded directly in results of operations.

k.	Recognition of broadcasting income:

Income is recognized when the corresponding airtime is broadcast.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

l.	Barter transactions:

Grupo Radio Centro, from time to time, receives products and services in exchange for advertising airtime. Advertising airtime is recognized when the advertising is aired and the cost when the goods and services are used. The Company estimates that the value of these transactions does not exceed market value.

m.	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

n.	Concentration of credit risk - Broadcasting revenue:

The Company’s principal source of revenue is generated by broadcasting advertising and promotions for its customers. Although the Company has several large customer accounts, none comprised more than 10% of the Company’s total broadcasting revenue in 2006, 2005 and 2004.

o.	Repurchase of shares:

In accordance with Mexico’s current Stock Market Law, the Company has created a capital reserve from retained earnings, called “Reserve for Repurchase of Shares”, to be used to support trading of its shares. Shares repurchased by the Company are treated as treasury shares. Should these shares not be offered anew to the investing public within one year, these shares must be canceled, thus resulting in a reduction of common stock.

p.	Comprehensive income:

The total comprehensive income is presented in the statement of changes in shareholders’ equity, which results from the performance of the Company for the period and is represented by the net gain (loss), plus the effects from deferred income tax and the adjustment of the additional liability of retirement payments, which in accordance with applicable accounting principles, are recorded directly under shareholders’ equity.

q.	Impairment of long-lived assets:

The Company tests goodwill and other long-lived assets for impairment when events or changes indicate that the recorded book value of these assets might not be recovered. To test for impairment the Company compares the book value of goodwill and other long-lived assets with their expected future cash flows, which are discounted to present value that it estimates that the asset could generate in the future, against book value. If it is considered that the value of the asset has been impaired, the reduction in the value is recognized in the results of operations.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

r.	Reclassifications:

Certain amounts in the 2005 and 2004 consolidated financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 consolidated financial statements.

s.	Financial reporting standards:

On January 1, 2007, guidelines contained in the following MFRS, issued by the CINIF, became effective. The Company considers that the adoption of the MFRS will not have a material effect on the financial information presented in its financial statements and footnotes. The most relevant changes in comparison with the Mexican GAAP they supersede are the following:

1.
NIF B-13 Events Subsequent to the Date of the Financial Statements. Establishes that the restructuring of assets and liabilities and the waiver from creditors to exercise their right to accelerate the payment of indebtednesses in the event of the entity’s default, which occur between the date of the financial statements and their date of issue, will not be incorporated in the financial statements.

2.
NIF B-3 Statement of Income. The new approach is incorporated to classify income, costs and expenses as ordinary or extraordinary, replacing the classification of certain special or extraordinary items that Mexican GAAP established. Additionally, items and headings that must be presented in the statement of income are specified.

3.
NIF C-13 Related Parties. The term related parties is expanded to include, among others, close family members, of key management personnel and directors and additional disclosure is required in the footnotes to the financial statements.

4.	NIF D-6 Capitalization of the Comprehensive Result of Financing. Establishes the mandatory capitalization of the comprehensive result of financing under certain circumstances.

NOTE 4 ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The consolidated balance sheets as of December 31, 2006 and 2005, include the following assets and liabilities in thousands of US dollars, valued at the closing year-end foreign exchange rates of Ps. 10.8755/US$1.00 and Ps. 10.628/US$1.00, respectively:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

	2006		2005
Cash and marketable securities	US$	151	US$	40
Liabilities		-		(22,843)

Net assets (liabilities)	US$	151	US$	(22,883)

The liabilities as of December 31, 2005 include a contingent liability (see Note 10).

As of February 2, 2007, the foreign-exchange rate was Ps. 11.0382/US$1.00.

The net book value of the Company’s property and equipment denominated in foreign currencies as of December 31, 2006 and 2005 was as follows:

	2006		2005
Transmission equipment	US$	1,867	US$	2,315
Studio equipment		1,313		2,288
Helicopters		1,131		1,373
Other		767		810

	US$	5,078	US$	6,786

NOTE 5 CASH AND TEMPORARY INVESTMENTS

At December 31, cash and temporary investments consisted of the following:

	2006		2005

Cash	Ps.	4,671	Ps.	4,441
Short-term temporary investments		93,384		86,238

	Ps.	98,055	Ps.	90,679

Temporary investments as of December 31, 2006 and 2005 consisted primarily of deposits at fixed interest rates and with maturities of less than 90 days. Grupo Radio Centro invests its temporary excess cash in such deposits.

NOTE 6 RELATED PARTIES

In the normal course of business, the Company purchases and sells broadcast time or programming services to various other companies that are related through common ownership. These purchases and sales are recorded at rates not materially different from those charged to non-related entities for these types of services.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

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

During the years ended December 31, 2006, 2005 and 2004, the Company conducted the following transactions with related parties:

		2006		2005		2004
Income:

Sale of customer portfolio	(a)	Ps.	12,000	Ps.	-	Ps.	-
Sale of airtime and services rendered			53		227		125
Sale of equipment			1,113		44		1,727
Leases			-		302		312
Sundry income from shareholders	(b)		4,546		2,035		1,103

Expenses:

Purchase of airtime and services received			(1,314)		(7,715)		(1,922)
Commissions paid and other services	(c)		(16, 685)		(5,561)		(13,654)

(a)   During December 2006, the Company entered into an agreement for the sale of the right to collect its past-due customer accounts receivable from 2004, with an entity that is owned by Francisco Aguirre Gómez. The portfolio of accounts receivable totaled Ps. 38,867 and the agreed-upon payment for it was Ps. 12,000. The resulting loss of Ps. 26,867 was recognized as a financing cost in the results of operation for 2006.

(b)   During the years ended 2006, 2005, and 2004, shareholders made personal use of goods and services the Company had acquired in barter transactions and paid the Company Ps. 4,546, Ps. 2,035 and Ps. 1,103, respectively for the goods and services (see Note 3L).

(c)   On January 5, 2000 the Company entered into a contract with an entity owned by Francisco Aguirre Gómez, the president and a shareholder of the Company. This entity provides promotional services to the Company. As of December 31, 2006, 2005 and 2004, the Company incurred expenses for such services under this contract totaling Ps. 7,602 (Ps. 7,380 historical amount), Ps. 5,536 (Ps. 5,320 historical amount) and Ps. 13,654 (Ps. 12,699 historical amount), respectively.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 11 of the 108 affiliates in the network serviced by OIR at December 31, 2006. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 12%, 13.7% and 18.9% of OIR revenue (or 0.3%, 0.3% and 0.5% of the Company’s total broadcasting revenue) for the years ended December 31, 2006, 2005 and 2004 respectively. The Company has provided administrative and other services to such family-owned stations in the OIR network on terms that are more favorable than those provided to unrelated parties. The Company does not consider these transactions to have been material.

NOTE 7 OTHER RECEIVABLES

At December 31, the balances in other receivables consisted of the following:

	2006		2005

Related parties (1)	Ps.	15,150	Ps.	-
Officers and employees		1,021		2,796
Other (2)		2,494		2,673

	Ps.	18,665	Ps.	5,469

(1)   As of December 31, 2006, this balance is made up as follows: (a) according to Note 6a, an account receivable from the entity that is owned by Francisco Aguirre, chairman of the board of directors, for Ps. 12,000, which was collected in January 2007; and (b) account receivable from Zeus Construcciones, S.A. de C.V., a company controlled by Ana María Aguirre, a member of the board of directors, for a Ps. 3,150 loan bearing interest at 10.5% per annum, which was repaid in full in May 2007.

(2)   At December 31, 2006 and 2005, the amounts include Ps. 1,564 and Ps. 862 respectively, for receivables from the chairman of the Company (see Note 6(c)).

NOTE 8 SERVICE AGREEMENTS

In order to manage the operations of XHFO-FM, S.A. de C.V. (the “Station”), Desarrollos Empresariales, S.A. de C.V. (“DESA”), a wholly-owned subsidiary of the Company entered into a Service Agreement on October 2, 1995 (the “Agreement”) with the Station and with Comercializadora Siete de México, S.A. de C.V. (“Comercializadora”). Under the terms of the Agreement, DESA was granted the right to sell the airtime of the Station in exchange for providing operating and administrative services to Comercializadora and the Station.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

On December 30, 1998, a rights-ceding contract was signed in which the Company replaced DESA, in order to continue the operation of the Station. Beginning in January 1999, various amendments were entered into, the last of which was entered into on September 7, 2004 and effective on January 3, 2005 for a term of 48 months expiring on January 2, 2009. Under the amended, the Company will be entitled to a monthly fee equal to the income minus US$ 284 during the period of the agreement. Additionally, guarantee deposits made pursuant to the original contract and the amendments were eliminated.

NOTE 9 ACQUISITION OF RADIODIFUSION RED

Through a series of transactions effected in May 1995 and January 1996, the Company acquired from Corporación Medcom, S.A. de C.V. all of the outstanding capital stock of Radiodifusión Red. The purchase price consisted of US$ 23,000 (Ps. 146,308 historical amount) paid in May 1995 and a fixed payment of Ps. 241,610 (historical amount) and a contingent payment of Ps. 80,500 (historical amount) paid in January 1996. The contingent payment was subject to the attainment by the radio stations owned by Radiodifusión Red of certain audience-share targets.

For the years ended December 31, 1998, 1997 and 1996, the audience-share targets were reached. Therefore, the Company was not entitled to any refund of the contingent payment for those years. In December 1998, in connection with the Company’s programming-services agreement with Infored, S.A. de C.V. (“Infored”) and José Gutiérrez Vivó (“Mr. Gutiérrez”) (see Note 10), the Company surrendered its rights to any refund of the remaining contingent payments for 2000 and 1999. The aggregate amount of Ps. 80,500 corresponding to the contingent payments was capitalized as part of the purchase price and included in goodwill.

On September 30, 2001, the Company sold its shares of Radiodifusión Red to DESA, a subsidiary of the Company. This sale resulted in a loss for tax purposes of Ps. 188,836 (Ps. 159,805 historical amount) (see Note 20).

NOTE 10 INFORED PRODUCTION CONTRACT

On December 23, 1998, in order to continue collaborating in the production of radio shows and to establish two new joint ventures, the Company signed a new contract with Infored, the producer at that time of the Monitor news and talk-show, and Mr. Gutiérrez, Monitor’s host at that time.

Mr. Gutiérrez and Infored provided the Company with production services news and special-event radio shows until June 30, 2015. The Company committed to air these programs on XERED-AM and XHRED-FM and affiliated radio stations.

The Production Contract, in addition to requiring the Company to continue paying Infored for the cost of producing its shows, required the Company to pay Infored an aggregate amount of approximately US$ 15,400 and Ps. 4,938 (Ps. 4,003 historical amount). Of this amount, US$ 4,400 and Ps. 4,938 (Ps. 4,003 historical amount) was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments is being amortized in equal monthly amounts through June 2015. In addition, the Company paid Infored monthly production fees based on the revenues derived from Monitor and the amount of budgeted expenses, which generally reflected increases due to Mexico’s inflation rate, to cover Infored’s radio programming operations.

The Company also transferred to Mr. Gutiérrez two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value. The Company continues rendering maintenance and transmission engineering services and leasing a broadcasting building for these stations under separate agreements.

On May 7, 2002, Mr. Gutiérrez and Infored notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract entered into on December 23, 1998 and damages for alleged breach of contract, reimbursement of expenses and costs of the litigation.

On March 1, 2004 the International Chamber of Commerce (“ICC”) notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by Infored and Mr. Gutiérrez. By a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with Infored and Mr. Gutiérrez. As a result, the agreement was rescinded and Infored and Mr. Gutiérrez together were awarded Ps. 267,073 (US$21,797), in damages, which represented the amount that the Company would have been required to pay under the contract, after taking into account prepayments made by the Company. Accordingly, the Company recorded a contingent liability for Ps. 267,073 and the prepayment amount under the agreement, which as of December 31, 2003 was Ps. 118,273 (Ps. 104,572 historical amount), was written off. The total amount of the award amounted to Ps. 385,346, which was recorded in the consolidated statement of income for the year ended December 31, 2003 as an extraordinary item.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

On August 6, 2004, the Company challenged the validity of the arbitration award before the Mexican courts and brought a proceeding to nullify the arbitration award. On November 10, 2004, a Mexican judge set aside the arbitration award.

Mr. Gutiérrez and Infored, initiated an amparo proceeding on December 3, 2004 to contest this ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. The court ruled in favor of Infored and Mr. Gutiérrez on August 11, 2005. On August 25, 2005, the Company filed an appeal for review of this decision.

On June 8, 2006, a Mexican court nullified and rejected the international arbitration award. As a result, the Company reversed the contingency provision, including accrued interest, which totaled to Ps. 253,976 (nominal amount) at December 31, 2006 and recorded such reversal as an extraordinary item in the Company’s consolidated statement of income for the year ended December 31, 2006.

Following an appeal by Infored and Mr. Guttiérrez Vivó, on January 30, 2007, the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court), in a 5-4 decision based on procedural grounds, reversed the decision of the Federal District’s Thirteenth Circuit Court of Civil Matters, which ratified a lower court’s decision to set aside the arbitration award. The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which will require the court to review the merits of the case. On March 22, 2007, Infored and Mr. Gutiérrez Vivó sought to remove the case from the Thirteenth Circuit Court to a new court whose judges had not previously heard the case. The Federal District’s Fourth Circuit Court of Civil Matters determined that one of the three judges of the Thirteenth Circuit Court had a potential bias, ordered that judge be replaced by an officer of the court appointed specifically for that purpose and returned the matter to the Thirteenth Circuit Court for final resolution. The Company can give no assurance about the outcome of these proceedings or their duration.

NOTE 11 PROPERTY AND EQUIPMENT

At December 31, 2006 and 2005, the balances in property and equipment consisted of the following:

		2006		2005	Depreciation (annual rate)
Buildings	Ps	330,352	Ps	331,230	2.22%
Transmission equipment		133,366		132,650	11.87%
Studio equipment		136,684		134,859	15.94%
Office furniture and equipment		47,697		47,452	16.48%
Computer equipment		73,790		70,486	32.22%
Transportation equipment		38,933		38,552	28.30%
Helicopters		34,826		34,826	18.18%
Leasehold improvements		12,589		12,589	5.00%
		808,237		802,644
Less accumulated depreciation		(524,775)		(491,041)
		283,462		311,603
Land		143,922		143,924
Buildings held for sale, net		35,304		37,164
Equipment in transit		1,098		1,974
	Ps.	463,786	Ps.	494,665

During 2006, 2005 and 2004, Inmobiliaria Radio Centro, S.A. de C.V. rented to Maxcom, S.A. de C.V., a service supplier, part of the building in which the main executive offices and studios of the Company are located. Rental income for 2006, 2005 and 2004 amounted to Ps. 245, Ps. 236 and Ps. 241, respectively.

During the years ended December 31, 2006, 2005 and 2004, the Company reviewed the net realizable value of the temporarily unoccupied buildings and determined an impairment charge was required in their book values for 2006 and 2005 in the amount of Ps. 1,091 and Ps. 804, respectively and for 2004, an increase in the amount of Ps. 8,443, which is recognized in other income and expenses for each of the years then ended (see Note 21).

NOTE 12 DEFERRED CHARGES

At December 31, 2006 and 2005, deferred charges consisted of the following:

		2006		2005
Installation expenses	Ps.	9,454	Ps.	9,474
Licenses of software		805		1,203
		10,259		10,677
Less accumulated amortization		(5,804)		(5,279)
		4,455		5,398
Labor liabilities - intangible assets (see Note 18)		8		100
	Ps.	4,463	Ps.	5,498

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

NOTE 13 EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES

On May 12, 1995 and January 9, 1996, the Company acquired 33% and 67%, respectively, of the outstanding shares of Radiodifusión Red, S.A. de C.V. The acquisition resulted in an excess of cost over book value amounting to Ps. 480,401 (Ps. 146,308 historical amount) and Ps. 841,322 (Ps. 313,101 historical amount), respectively (see Note 9). On September 30, 2001, the Company sold these shares to DESA, a subsidiary.

On December 31, 2001, the Company acquired Radio Sistema Mexicano, S.A. de C.V., which resulted in an excess cost over book value amounting to Ps. 56,614.

On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V. and Palco Deportivo México, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On October 2, 2001, Servicios Corporativos Palco, S.A. de C.V. merged with Promo Red, S.A. de C.V. This acquisition generated an excess cost over book value amounting to Ps. 49,863 (Ps. 38,715 historical amount).

On November, 30, 2005 the Company acquired a 100% holding of GRC Radiodifusión, S.A. (formerly Aerocer, S.A.), whose business activity is leasing air and ground equipment to Grupo Radio Centro and GRC Publicidad, S.A. de C.V. This acquisition generated an excess cost of 100% of the entity acquired over the value of the assets acquired and debt assumed from GRC Radiodifusión, S.A. amounting to Ps. 8,047.

Through December 31, 2004, the excess cost of the determined net book value in the above mentioned acquisitions, was amortized over 20 years as of the acquisition date. As of January 1, 2005, the excess cost is no longer amortized but is now subject to annual impairment testing, in compliance with Bulletin C-15.

The Company performed an analysis for impairment of its goodwill as of December 31, 2006, 2005 and 2004. There was no impairment charge required under MFRS at December 31, 2006, 2005 and 2004.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

As of December 31, 2006 and 2005, goodwill consisted of the following in both years:

Resulting from the acquisition of:		Amount

Radiodifusión Red, S.A. de C.V.	Ps.	717,884
Radio Sistema Mexicano, S.A.		36,553
Enlaces Troncales, S.A. de C.V.		34,041
GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)		8,047
Others		2,185

	Ps.	798,710

NOTE 14 NOTES PAYABLE

At December 31, 2006 and 2005, notes payable consisted of the following:

		2006		2005

Short-term:
Scotiabank Inverlat, S.A.	Ps.	-	Ps.	58,913
Long-term:
Scotiabank Inverlat, S.A.		-		58,913

	Ps.	-	Ps.	117,826

On May 17, 2006, the Company repaid its debt to Scotiabank Inverlat.

NOTE 15 ADVANCES FROM CUSTOMERS

Advances from clients amounted to Ps. 196,877 in 2006 and to Ps. 86,715 in 2005, representing future airtime services. These advances are recognized as income when the corresponding airtime is broadcast. For tax purposes, income is recognized when the advances are received.

NOTE 16 SUPPLIERS AND OTHER ACCOUNTS PAYABLE

At December 31, 2006 and 2005, suppliers and other accounts payable consisted of the following:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

		2006		2005

Media and service suppliers	Ps.	35,595	Ps.	24,241
Salaries and fees payable		8,808		6,497
Interest		-		2,057
Employee profit sharing payable		885		285
Other		256		1,330
	Ps.	45,544	Ps.	34,410

NOTE 17 INCOME TAXES AND OTHER TAXES PAYABLE

At December 31, 2006 and 2005, income tax and other taxes payable were comprised of the following:

		2006		2005

Taxes on wages and salaries	Ps.	5,210	Ps.	5,187
Value-added tax		39,248		21,191
Income tax		41,836		335
Other withholdings		1,246		498
	Ps.	87,540	Ps.	27,211

NOTE 18 SENIORITY PREMIUMS AND PENSIONS

Through December 31, 2004, the Company maintained a reserve to cover seniority premiums and pension plan liabilities. Beginning in December 31, 2005, the Company also began maintaining a reserve to cover, under certain circumstances, severance payments to cover employee termination. The amount of the reserves is determined through actuarial studies using the projected unitary cost method, in accordance with Bulletin D-3.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

The actuarial calculations as of December 31, 2006 and 2005, are summarized below:

		2006
		Seniority premium		Pension plan		Severance payments		Total		2005
Changes in projected-
benefit liabilities	Ps.	27,935	Ps.	1,525	Ps.	7,890	Ps.	37,350	Ps.	28,577
Service cost		1,591		90		480		2,161		10,446
Interest cost		859		61		238		1,158		1,146
Actuarial gain		(2,033)		(20)		(344)		(2,397)		(2,297)
Benefits paid		(469)		(55)				(524)		(566)
Projected-benefit liabilities at the end of the year	Ps.	27,883	Ps.	1,601	Ps.	8,264	Ps.	37,748	Ps.	37,305

Plan assets	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Benefit liabilities	Ps.	27,883	Ps.	1,601	Ps.	8,264	Ps.	37,748	Ps.	37,305
Unrecognized net actuarial loss	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	(1,120)
Unrecognized prior service costs		(5,800)		166		(1,416)		(7,050)		(1,572)
Additional provision (1)		-		-	Ps.	7,883	Ps.	7,883		-
Net projected asset (liability)	Ps.	(33,683)	Ps.	(1,435)	Ps.	(17,563)	Ps.	(52,681)	Ps.	(39,999)
Obligations from actual benefits	Ps.	26,247	Ps.	1,443	Ps.	7,795	Ps.	35,485	Ps.	35,048
Additional liability	Ps.	35	Ps.	8	Ps.	-	Ps.	43	Ps.	151
Intangible assets (see Note 12)	Ps.	-	Ps.	8	Ps.	-	Ps.	8	Ps.	100
Total labor liabilities	Ps.	33,719	Ps.	1,443	Ps.	17,562	Ps.	52,724	Ps.	39,999

(1) Company management recorded an additional liability for severance payments as a portion of Company personnel is at retirement age.

Weighted-average assumptions as of December 31,

	2006
	Seniority premium	Pension Plan	Severance payments	2005

Discount rate (real rates)	4.00%	4.00%	4.00%	4.00%
Increase in compensation rates (real rates)	1.00%	1.00%	1.00%	1.00%
Amortization period of the transition liability (years)	-	-	6.96 & 12.99	6.96 & 12.99

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

Components of net cost of benefits for the year

	2006
	Seniority premiums		Pension Plan		Severance payments		Total		2005

Labor cost	Ps.	1,591	Ps.	90	Ps.	480	Ps.	2,161	Ps.	10,445
Financing cost		859		61		238		1,158		1,146
Amortization of prior year service cost		2,033		20		-		2,053		2,059
Adjustment to the liability not derived from the actuarial calculation		-		-		7,883		7,883		-
Net cost for the year	Ps.	4,483	Ps.	171	Ps.	8,601	Ps.	13,255	Ps.	13,650

NOTE 19 SHAREHOLDERS’ EQUITY

The shareholders of the Company approved the following changes in the Company’s capital structure.

During 2006:

a)	Repurchase on the open market of 918,800 shares, which represent 0.564% of outstanding shares for Ps. 8,787.

b)	Sale on the open market of 918,800 shares, which represent 0.564% of outstanding shares amounting to Ps. 8,459.

c)	Capital reduction of Ps. 120,096 (historical amount), with no cancellation of the respective shares.

d)	Capitalization of restatement effects, which caused an increase in nominal capital stock for Ps. 324,849.

During 2005:

a)	Sale on the open market of 172,000 shares, which represent 0.001% of the outstanding shares for Ps. 1,497

During 2004:

a)	Repurchase on the open market of 357,600 shares, which represent 0.002% of the outstanding shares for Ps. 770.

After the aforementioned changes, as of December 31, 2006, the capital stock of the Company was comprised of 247,414,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,724,561 shares were outstanding and fully paid for and 84,690,207 shares were treasury shares. Shares of stock may be owned only by Mexican investors. Capital stock is represented by shares with no par value and valued as follows:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

	Number of Shares

Total authorized capital stock		247,414,768

Treasury shares		(84,690,207)

Total outstanding capital stock		162,724,561
Fixed capital stock, subscribed and paid for	Ps.	1,059,962

Increase from restatement to express in constant Mexican pesos with purchasing power as of December 31, 2006		29,495

	Ps.	1,089,457

The changes in the number of outstanding shares as of the years ended December 31, 2006 and 2005, were as follows:

		2006		2005
Shares outstanding at the beginning of the year		162,724,561		162,552,561

Shares outstanding at the end of the year		162,724,561		162,724,561
Capital stock at the end of the year expressed in constant Mexican pesos with purchasing power as of December 31, 2006	Ps.	1,089,457	Ps.	1,212,561

Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2006 and 2005 was Ps. 26,208.

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

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

A reconciliation of the statutory rate to the effective income tax rate for the years ending December 31, 2006 and 2005 is as follows:

	2006	2005

Statutory tax rate	29.0%	30.0%
Difference between the annual inflation adjustment and the effects of net monetary position	(1.25)	(10.8%)
Write-off of liabilities	(15.48)	-
Tax losses	(3.69)	-
Other	(1.18)	-
Nondeductible expenses	1.76	5.8%

Effective income tax rate	9.16%	25.0%

Provisions for income tax and employee profit sharing for the years ending December 31, 2006 and 2005 are as follows:

	2006		2005

Current income tax payable	Ps.	74,646	Ps.	31,758
Amortization of tax losses		-		(12,346)
Deferred income taxes		(33,258)		2,900

Total income tax		41,388		22,312

Current employee profit sharing		890		287
	Ps.	42,278	Ps.	22,599

The Company has authorization to consolidate its financial statements with its subsidiaries for tax purposes. Therefore, taxable income is determined on a consolidated basis in compliance with guidelines set forth in the Mexico’s Income Tax Law.

In accordance with Mexico’s Income Tax Law, the income tax rate was 30% for 2005 and 29% for 2006. The income tax rate will then decrease to 28% for 2007 and subsequent years.

Deferred income tax is determined by comparing the bases of assets and liabilities for financial accounting purposes to those for tax reporting purposes. Temporary differences, to which the corresponding tax rates are applied, result from this comparison.

As of December 31, 2006 and 2005, the balance of deferred taxes (income tax and employee profit sharing), consists of the following components:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

		2006		2005

Property and equipment	Ps.	(72,175)	Ps.	(80,171)
Tax on assets		5,337		5,337
Advances from customers		55,125		25,148
Labor liabilities		14,750		13,433
Tax loss carryforwards		-		9,025
Prepaid expenses and other items		(12,086)		(15,094)

Net deferred tax liability	Ps.	(9,049)	Ps.	(42,322)

In accordance with Mexico’s Income Tax Law, tax loss carryforwards are subject to restatement for inflation and may be used to offset taxable income over the ten years following their generation. As of December 31, 2006, the tax on assets paid in excess of income tax was as follows:

Fiscal year incurred	Amount		Expiration year
1997		550	2007
2004	Ps.	5,337	2010
	Ps.	5,887

During 2005, the Company amortized tax losses on a consolidated basis amounting to Ps. 39,550 (historical amount) from the year ended December 31, 2001.

The net fiscal profit account for tax purposes (the “CUFIN”) represents the amount of accumulated earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2006, this account amounted to Ps. 311,209.

As of December 31, 2006, capital stock, restated for tax purposes, which constituted the capital contributions account, amounted to Ps. 1,235,588.

NOTE 21 OTHER EXPENSES, NET

The components of other expenses, net, during the years ended December 31, 2006, 2005 and 2004 were as follows:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

	2006		2005		2004
Income:
Sales of supplies and recovery of expenses	Ps.	5,186	Ps.	2,083	Ps.	4,803
Leasing and maintenance of properties		295		324		319
Tax recoverable		2,671		588		2,830
Gain from fixed asset sales		253		278		-
Other		2,108		1,582		605
Effect of valuing properties at net realizable value (see Note 11)		-		-		8,443

Total other income	Ps.	10,513	Ps.	4,855	Ps.	17,000

		2006		2005		2004
Expenses:
Fees to Executive Committee		Ps.	(17,720)	Ps.	(17,870)	Ps.	(19,152)
Maintenance and leasing cost			(8,186)		(10,139)		(10,671)
Arbitration cost	(a)		(6,870)		(8,560)		(19,251)
Compliance with securities regulations and corporate restructuring expenses			(5,060)		(7,116)		(4,576)
Other			(9,954)		(9,090)		(8,806)
Expenses related to celebration of the Company’s 60th anniversary			(14,872)		-		-
Loss on sale of equipment			-		-		(1,943)
Internet subscription			(3,225)		(1,864)		-
Effect of valuing properties at net realizable value (see Note 11)			(1,091)		(804)		-
Uncollectible accounts			-		-		(2,256)

Total other expenses			(66,978)		(55,443)		(66,655)
Other expense, net		Ps.	(56,465)	Ps.	(50,588)	Ps.	(49,655)

a)	In 2006, 2005 and 2004, the Company paid legal fees in connection with the arbitration proceedings commenced by Infored and Mr. Gutiérrez in May 2002.

NOTE 22 INVESTMENT IN AEROCER, S.A.

As mentioned in Note 1(b) and Note 13, on November 30, 2005, the Company acquired 100% of the shares of Aerocer, S.A. for a purchase price in cash of Ps. 11,262.

As of November 30, 2005, GRC Radiodifusión, S.A. (formerly Aerocer, S.A.) had Ps. 120,035 (Ps. 61,572 historical amount) of tax loss carryforwards, of which as of December 31, 2006 and 2005, Ps. 57,527 and Ps. 62,508, respectively, were used to offset GRC Radiodifusión, S.A. taxable income generated in those years.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

NOTE 23 CONTINGENCY

The Company is involved in various legal proceedings related to labor claims initiated by former employees between 2000 and 2004 seeking payment of approximately Ps. 44,150. The Company has not recorded a provision for these claims as the Company’s management believes that these cases will be resolved in favor of the Company.

NOTE 24 AUTHORIZATION FOR THE ISSUING OF THE FINANCIAL STATEMENTS

The accompanying financial statements were issued with the authorization of Mr. Pedro Beltrán Nasr, CFO, on February 2, 2007.

NOTE 25 SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND US GAAP

The accompanying financial statements of the Company are presented on the basis of MFRS.

Except for inflation accounting, MFRS are, in general terms, similar to generally accepted accounting principles in the United States (“US GAAP”). However, there are some areas in which MFRS differ from the requirements of US GAAP.

The major differences between MFRS and US GAAP are as follows:

Recognition of the effects of inflation on financial information:

The provisions of Bulletin B-10 and its amendments relating to the recognition of the effects of inflation on financial information have no counterpart under US GAAP. However, as MFRS include the effects of inflation in the primary financial statements, the US Securities and Exchange Commission does not require the reversal of the restatement of the financial statements recognizing the effects of inflation.

Deferred income taxes:

In 1999, the Company elected to adopt early the provisions of Bulletin D-4, which requires recognizing the income tax effects of the differences in bases of assets and liabilities for financial accounting and accounting for tax reporting purposes, similar to US GAAP.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

As under US GAAP, the Company recognized deferred taxes in prior years for MFRS purposes for certain timing differences, such as advances from customers and certain prepaid expenses, expected to reverse over a definite period of time (see Note 20).

As a result of the Company’s early adoption of Bulletin D-4 in 1999, there were no differences related to deferred taxes that had to be reconciled between MFRS and US GAAP for financial statement purposes for the years ended December 31, 2006 and 2005, except for the balance sheet classification of deferred taxes, under US GAAP, as current and non-current.

MFRS require that all deferred taxes be classified as long term on the balance sheet; however, under US GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting. An analysis of the balance of deferred taxes in accordance with US GAAP, as of December 31, 2006 and 2005, is as follows:

	2006		2006		2005		2005
Current deferred tax:
Advances from customers	US$	5,104	Ps.	55,125	US$	2,328	Ps.	25,148
Prepaid expenses		(2,101)		(22,708)		(2,026)		(21,890)
Allowance for doubtful
accountants		627		6,780		345		3,735
Other liability provisions		355		3,842		283		3,061
Net current deferred asset	US$	3,985	Ps.	43,039	US$	930	Ps.	10,054
Non-current deferred tax
Tax loss carryforwards less
allowance	US$	-	Ps.	-		836	Ps.	9,025
Recoverable tax on assets		494		5,337		494		5,337
Labor liabilities		1,366		14,750		1,244		13,433
Property and equipment, net		(6,683)		(72,175)		(7,423)		(80,171)
Net non-current deferred tax liability	US$	(4,823)	Ps.	(52,088)	US$	(4,849)	Ps.	(52,376)

Statement of changes in financial position:

Under MFRS, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources resulting in differences between beginning and ending financial statement balances in constant Mexican pesos.

The changes in the consolidated financial statement balances included in this statement constitute cash-flow activity stated in constant Mexican pesos (including monetary gains, which are considered cash gains in the financial statements presented in constant Mexican pesos).

In accordance with MFRS, the reduction in current and long-term debt due to restatement in constant Mexican pesos is presented as a resource applied to financing activities, and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, “Statement of Cash Flows,” under US GAAP, however, does not provide guidance with respect to inflation-adjusted financial statements. If the gain from net monetary position were treated as a component of financing activities for US GAAP purposes, funds provided by operating and financing activities would be as follows:

	2006		2006		2005		2004
Operating activities:
Resources provided by operations, per MFRS	US$	23,559	Ps.	Ps. 254,425	Ps.	Ps. 144,391	Ps.	Ps. 25,922
Less — gain on monetary position on current and long-term debt		(425)		(4,590)		(5,890)		(13,202)
Resources provided by operations, per US GAAP	US$	23,134	Ps.	Ps. 249,835	Ps.	Ps. 138,501	Ps.	Ps. 12,720
Financing activities:
Resources applied to financing activities, per MFRS	US$	(22,413)	Ps.	Ps. (242,045)	Ps.	Ps. (63,306)	Ps.	Ps. (74,286)
Plus — gain on monetary position on current and long-term debt		425		4,590		5,890		13,202
Resources applied to financing activities, per US GAAP	US$	(21,988)	Ps.	Ps. (237,455)	Ps.	Ps. (57,416)	Ps.	Ps. (61,084)
Supplemental cash-flow information:
Interest paid	US$	999	Ps.	10,784	Ps.	Ps. 16,923	Ps.	Ps. 21,528
Taxes paid	US$	3,039	Ps.	32,810	Ps.	Ps. 39,989	Ps.	Ps. 31,084

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

Personnel compensation and seniority premiums:

Under MFRS, vacation expense is recognized when taken rather than in the period it is earned by the employee, as is required under US GAAP.

The Company is required under the Mexican Labor Law to pay seniority premiums to certain employees upon termination of employment. Beginning in 2000, the Company established a pension plan for unionized personnel. The Company determines its liabilities with respect to such benefits based upon actuarial studies, which is similar to the US GAAP criteria of SFAS 87, “Employee Accounting for Pensions”. Regarding SFAS No. 158, which amended SFAS 87, see the paragraph below regarding the effect of recently issued U.S. accounting standards.

Minority interest:

Under MFRS, the minority interest in subsidiaries must be included as a component of shareholders’ equity. In accordance with US GAAP, minority interest in subsidiaries is generally shown below liabilities on the balance sheet.

Goodwill:

Under MFRS and US GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset (“goodwill”). Under US GAAP, however, goodwill arising from entities under common control is not recognizable. In addition, under US GAAP, effective January 1, 2002, goodwill is no longer amortized but instead is tested for impairment at least annually. For MFRS purposes, through December 31, 2004, goodwill was amortized based on the estimated useful lives of the assets calculated on the straight-line method. Bulletin C-15 took effect on January 1, 2005 and establishes, among other things, new principles for the calculation and recognition of impairment losses for long-lived assets, including any subsequent reversals of such impairment losses. Effective January 1, 2005, MFRS is consistent with US GAAP in that amortizing goodwill is no longer permitted.

The Company performed an analysis for impairment of its goodwill as of December 31, 2006, 2005 and 2004. There was no impairment charge required under MFRS or US GAAP at December 31, 2006, 2005 and 2004.

Book value of buildings held for sale:

Under the MFRS, the Company reviewed the net realizable value of the temporarily unoccupied buildings and recorded an impairment or an increase in the value. Under US GAAP the Company only applied the impairment of the buildings; it is not permitted to apply the increase the value.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

Other expenses, net:

Under MFRS, certain net expenses are classified as non-operating on the Company’s statement of income. Under US GAAP, most of these net expenses are classified as operating expenses.

Convenience statements:

The 2006 US dollar amounts (denoted by the symbol “US$”) shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps. 10.7995/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2006, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

The following is a summary of the estimated adjustments to net income (loss) and shareholders’ equity that would have been required had the Company applied US GAAP instead of MFRS:

	2006		2006		2005		2004
Net income (loss), as recorded under MFRS	US$	38,798	Ps.	418,998	Ps.	67,559	Ps.21,285

US GAAP adjustments:

Increase in book value of buildings held for sale (Note 11)		-		-		-	(8,443)

Minority interest		(6)		(61)		(15)	(5)

Net income under US GAAP	US$	38,792	Ps.	418,937		Ps.67,544	Ps.12,837

Net income per share (basic and diluted) under US GAAP	US$	0.24	Ps.	2.58		Ps.0.42	Ps.0.08

Average common shares outstanding (000’s)		162,500		162,500		162,657	162,560

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

(1) As mentioned in Notes 3h and 18, in accordance with MFRS the Company has adopted the new guidelines of Bulletin D-3 related to the recognition of payments upon termination of the labor relationship (severance payment provision).

	2006		2006		2005		2004
Shareholders’ equity under MFRS	US$	123,819	Ps.	1,337,181	Ps.	1,042,438	Ps.	973,382
US GAAP adjustments:
Increase in book value of
buildings held for sale (Note 11)		(782)		(8,443)		(8,443)		(8,443)
Minority interest		(60)		(643)		(582)		(567)
		(842)		(9,086)		(9,025)		(9,010)
Shareholders’ equity under US GAAP	US$	122,977	Ps.	1,328,095	Ps.	1,033,413	Ps.	964,372

In the income statement, employee profit sharing is classified as a component of the tax provisions and certain net expenses are classified as non-operating under MFRS. Under US GAAP, these items should be included or excluded as operating expenses, as applicable.

As mentioned in Note 10, the Company reversed the contingency provision, including accrued interest, which totaled Ps. 253,976 (nominal amount) at December 31, 2006. In accordance with the MFRS, this reversal was recorded as an extraordinary item in the Company’s consolidated statement of income for the year ended December 31, 2006. In accordance with US GAAP, this reversal should be record as an operating expense.

The following is a reconciliation of operating (loss) income:
	2006		2006		2005		2004
Operating income under MFRS	US$	27,979	Ps.	302,164	Ps.	154,026	Ps.	111,694

Other expenses, net		(5,228)		(56,465)		(50,588)		(49,655)

Increase in book value of buildings held for sale		-		-		-		(8,443)

Extraordinary item (Note 10)		(23,517)		(253,976)		-		-

Employees profit sharing		(82)		(890)		(287)		(2,920)
Operating (loss) income under US GAAP	US$	US (848)	Ps.	(9,167)	Ps.	103,151	Ps.	50,676

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

The basic net (loss) income per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding.

Diluted net (loss) income per common share is computed by dividing the net (loss) income available to common shareholders, adjusted on an “as if” converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

For the years ended December 31, 2006, 2005 and 2004, there were no outstanding potential dilutive securities of the Company.

Effect of recently issued U.S. Accounting Standards:

New accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

“Fair Value Measurements,” or SFAS No. 157 This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

“Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158

This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company’s fiscal year-end; and (4) provide enhanced disclosures. The provisions of this statement are effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008, however this provision does not impact the Company as its measurement date is the same as its fiscal year end. This new Bulletin will not have an impact on the financial statements, since the Company has not established any fund for labor obligations. Similarly, the Company does not have a benefit plan or other post-retirement plans. The only benefits are those established by the Mexican Federal Labor Law, which are the seniority premiums and severance liabilities mentioned above.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004

“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or SFAS Interpretation (“FIN”) No. 48

This interpretation provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements in accordance with SFAS No.109, Accounting for Income Taxes. FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar year companies) and the provisions of FIN No. 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

SIGNATURE

Pursuant to the requirements of Section 12 of the Exchange Act, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 2, 2007

GRUPO RADIO CENTRO, S.A.B. de C.V.

By:	/s/ Pedro Beltrán Nasr
Pedro Beltrán Nasr
Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Charter (Escritura Constitutiva), together with an English translation (incorporated by reference to our Registration Statement on Form F-1 (Commission File. No. 333-63878) filed on June 4, 1993).

1.2	Amended and Restated Bylaws of Grupo Radio Centro, S.A.B. de C.V., dated December 13, 2006 filed as an English translation.

2.1
Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to our Registration Statement on Form F-6 (Commission File. No. 333-8224) filed on January 16, 1998).

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

3.2
Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institución de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V., filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

3.3
Trust Agreement, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1998).

4.1
Amended and Restated Public Deed, dated as of June 27, 2003 (the “Amended and Restated CPO Deed”), filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2003).

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
4.5
Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and José Gutiérrez Vivó, together with an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 1999).

4.6
Credit Agreement, dated May 16, 2006, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusión Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as creditors, filed as an English translation (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006).

8.1	List of Subsidiaries of the Company (incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006).

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.