Form 20-F
period 2007-12-31
GRUPO RADIO CENTRO SAB DE CV
filed 2008-06-30
CIK 906526

As filed with the Securities and Exchange Commission on June 30, 2008.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007
Commission File Number: 1-12090

Grupo Radio Centro, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Radio Center Group
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

 Constituyentes 1154 (7° Piso)
Col. Lomas Altas
C.P. 11950, México, D.F., México
(Address of principal executive offices)

Alfredo Azpeitia Mera
Constituyentes 1154 (7° Piso)
Col. Lomas Altas
C.P. 11950, México, D.F., México
aazpeitia@grc.com.mx
(5255) 5728 48 00
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☐  IFRS ☐  Other ☒

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

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its financial statements in pesos. Pursuant to the Mexican Financial Reporting Standards (“MFRS”) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Information Standards), financial data for all periods in the financial statements included in Item 18 (the “Consolidated Financial Statements”) and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of December 31, 2007.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.9169 to U.S.$1.00, the noon buying rate for pesos at December 31, 2007, as published by the Federal Reserve Bank of New York. The translation to U.S. dollars at the December 31, 2007 exchange rate may not accurately represent the financial condition of the Company in U.S. dollar terms as of a subsequent date. On June 17, 2008, the noon buying rate for pesos was Ps. 10.3170 to U.S.$1.00. See Item 3, “Key Information—Exchange Rate Information,” for information regarding exchange rates since January 1, 2003.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated. This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Annual Report. Grupo Radio Centro’s financial statements are prepared in accordance with MFRS, which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 23 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, including differences related to certain cash flow information, and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

Grupo Radio Centro’s financial statements were prepared giving effect to Bulletin B-10 and Bulletin B-12 under MFRS. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring Grupo Radio Centro to restate non-monetary assets and liabilities using the Mexican Consumer Price Index (the “INPC”), to restate the components of shareholders’ equity using the INPC, to restate its fixed assets using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet for the prior year to the current balance sheet. Pursuant to MFRS, the selected consolidated financial information set forth below, and all data in the related Consolidated Financial Statements, have been restated in constant pesos at December 31, 2007. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 23 to the Consolidated Financial Statements.

	Year Ended December 31,
	2007(1)	2007	2006	2005	2004	2003
	(in thousands, except per-ADS data)
Operating Data:
MFRS:
Broadcasting revenue	US $ 59,977	Ps. 654,760	Ps. 825,590	Ps. 638,204	Ps. 615,389	Ps. 968,261
Broadcasting expenses (2)(3)	38,653	421,970	460,072	423,857	440,397	589,641
Broadcasting income	21,324	232,790	365,518	214,347	174,992	378,620
Depreciation and amortization(4)	3,086	33,687	37,183	39,957	35,219	41,629
Corporate, general and administrative expenses(3)	1,353	14,774	14,813	14,575	23,882	60,235
Operating income(5)	16,885	184,329	313,522	159,816	115,891	276,756
Comprehensive cost of financing	534	5,850	39,842	13,779	20,277	38,606
Other expenses, net	4,196	45,806	59,511	52,490	51,522	77,432
Extraordinary item(5)	-	-	263,523	-	-	399,831
Net income (loss)(6)	8,349	91,119	434,748	70,099	22,085	(196,997)
Minority interest	2	21	63	16	2	5
Net income (loss) per ADS(6) (7)	0.46	5.04	24.08	3.88	1.22	(10.89)
Common shares outstanding(7)	162,724	162,724	162,500	162,657	162,560	162,705

U.S. GAAP:
Broadcasting revenue	US $ 59,977	Ps. 654,760	Ps. 825,590	Ps. 638,204	Ps. 615,389	Ps. 968,261
Operating (loss) income (5)	12,689	138,523	517,534	107,326	52,581	(386,973)
Net income (loss)(6)	8,347	91,098	434,685	70,083	13,320	(383,271)
Net income (loss) per ADS(6) (7)	0.46	5.04	24.08	3.88	0.74	(21.19)
Dividends per ADS(7) (8)	0.51	5.53	4.01	-	-	4

Balance Sheet Data:
MFRS:
Working capital	US $ 15,577	Ps. 170,056	Ps. 133,545	Ps. (123,008)	Ps. (199,557)	Ps. (148,688)
Property and equipment, net	42,279	461,555	481,220	513,259	545,486	551,436
Excess cost over fair value of assets of subsidiaries	75,925	828,863	828,734	828,734	820,367	894,339
Total assets	155,764	1,700,445	1,722,173	1,709,011	1,656,558	1,822,899
Long-term debt excluding current portion	-	-	-	61,128	126,331	199,331
Total debt(9)	-	-	-	122,255	189,495	265,775
Shareholders’ equity(10)	128,794	1,406,025	1,387,446	1,081,619	1,009,971	1,144,932

U.S. GAAP:
Total assets	159,324	1,739,324	1,763,734	1,750,572	1,698,120	1,820,330
Shareholders’ equity (10)	127,930	1,396,585	1,378,019	1,072,255	1,000,623	1,031,796

(1)
Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps.10.9169 per U.S. dollar, the noon buying rate for pesos on December 31, 2007, as published by the Federal Reserve Bank of New York. See “—Exchange Rate Information.”

(2)	Excludes depreciation, amortization and corporate, general and administrative expenses.
(3)
Certain amounts in the 2005 and 2004 financial statements as originally issued have been reclassified for uniformity of presentation with the 2007 and 2006 financial statements. For purposes of presentation, the financial data for 2003 was also reclassified.

(4)
For purposes of uniformity with the presentation of the 2007, 2006 and 2005 financial statements, goodwill amortization has been reclassified for 2004 and 2003, and the charge to income in 2004 and 2003 from the amortization of goodwill in the amounts of Ps. 72.1 million and Ps. 91.4 million respectively, have been reversed.

(5)
Extraordinary item in 2003 reflects a provision of Ps. 399.9 million for the contingent liability related to an arbitration proceeding. See Item 5, “Operating and Financial Review and Prospects—Loss Contingency.” Unlike treatment under MFRS, for purposes of U.S. GAAP, such provision is charged against operating income. See Notes 9 and 21 to the Consolidated Financial Statements.

(6)	In accordance with MFRS, net income does not give effect to minority interest. Net income under U.S. GAAP does give effect to minority interest. See Note 23 to the Consolidated Financial Statements.
(7)
Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both MFRS and U.S. GAAP and dividends per ADS under U.S. GAAP.

(8)
The Company declares dividends in any particular year for the immediately preceding fiscal year. The Company did not pay any dividends in 2004 with respect to 2003, in 2005 with respect to 2004 or in 2006 with respect to 2005. In 2007, the Company paid dividends in the aggregate amount of Ps. 71.9 million with respect to 2006. In 2008, the Company paid dividends in the aggregate amount of Ps. 100.0 million with respect to 2007.

(9)	Total debt consists of bank debt.
(10)	In 2006, the Company reduced its capital by Ps. 124.6 million (Ps. 120.0 million nominal amount) through cash payments to its shareholders equal to that amount.

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

Period	Exchange Rate(1)
Year Ended December 31,	High	Low	Average(2)	Period End
2003	11.41	10.11	10.85	11.24
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92

Month Ended 2007:

December	10.92	10.80

Month Ended 2008:

January	10.97	10.82
February	10.82	10.67
March	10.85	10.63
April	10.60	10.44
May	10.57	10.30

(1)	Source: Noon buying rate for pesos reported by the Federal Reserve Bank of New York.
(2)	Average of month-end rates.

On June 17, 2008, the noon buying rate was Ps. 10.3170 to U.S.$1.00.

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

RISK FACTORS

Risks Relating to Our Operations

Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. Our average Mexico City audience share has generally increased during recent years, including an increase from 32.0% in 2003 to 34.7% in 2004, a slight decrease in 2005 to 34.6%, followed by an increase in 2006 to 35.3% and an increase in 2007 to 35.9%, according to International Research Associates Mexicana, S.A. de C.V. (“INRA”). There can be no assurance that increased competition within, or a decline in the popularity of, a given format segment will not decrease our aggregate audience share in the future. In addition, we face strong competition from both television and various print media for advertising revenues. If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

The decrease in advertising expenditures by political campaigns will substantially reduce our revenue

Historically, our business has been significantly affected by the advertising expenditures of political parties during election campaigns in Mexico. While our revenue increased significantly during the congressional elections that occur every three years, including in 2003 and 2006, our revenue increased even more significantly during presidential elections, which occur every six years (coinciding with congressional elections), including in 2000 and 2006. In 2005, 2006 and 2007, advertising by political parties accounted for 2.3%, 19.0% and 0.2% of total broadcasting revenue, respectively. Mexico implemented electoral reform by amending its constitution in November 2007 and adopting a new electoral code in January 2008. The constitutional amendment and the new electoral code prohibit political parties from directly or indirectly purchasing broadcast time on any radio or television station. In addition, private individuals and entities are prohibited from purchasing advertising on radio or television aimed at influencing voter preferences. As a result of this change in law, we will no longer receive revenues from advertising by political campaigns, which will materially impact our revenues during election years.

If we lose one or more of our key customers, we could lose a significant amount of our revenue

Our two largest individual customers in 2007 were Nueva Wal Mart de México, S.A.B. de C.V. (“Nueva Wal Mart”) and Tiendas Comercial Mexicana, S.A. de C.V. (“Comercial Mexicana”), representing 5.6% and 4.2%, respectively, of our total broadcasting revenue. Our two largest individual customers in 2006 were Compañía Cervecera del Trópico, S.A. de C.V. (“Compañía Cervecera”) and Comercial Mexicana, representing 3.7% and 3.4%, respectively, of our total broadcasting revenue. In 2005, our two largest individual customers were Gigante, S.A. de C.V. (“Gigante”) and Comercial Mexicana, representing 4.4% and 4.1%, respectively, of our total broadcasting revenue. In 2006, Gigante accounted for 2.3% of our total broadcasting revenue.

The companies comprising Grupo Carso and Grupo Cifra are also key customers. In 2007, Grupo Carso accounted for 8.4% of our total broadcasting revenue, and Grupo Cifra accounted for 7.1% of our total broadcasting revenue. In 2006, Grupo Carso and Grupo Cifra accounted for 6.5% and 3.5%, respectively, of our total broadcasting revenue.

We cannot assure you that Nueva Wal Mart, Comercial Mexicana, Compañía Cervecera and Gigante or the companies comprising Grupo Carso or Grupo Cifra will continue to purchase advertising from us at current levels. The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations.

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

Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs. These Aguirre family members have established a Mexican trust, which they control, that holds 84,020,646 Series A Shares, or 51.6%, of all outstanding Series A Shares as of June 17, 2008.

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

Future sales of Series A Shares by the controlling shareholders may affect future market prices of the Series A Shares, CPOs and ADSs

Actions by members of the Aguirre family, directly or through the Mexican trust through which they hold most of their Series A Shares, with respect to the disposition of their Series A Shares, may adversely affect the trading price of the Series A Shares or the CPOs on the Mexican Stock Exchange and the price of the ADSs on the NYSE. There are no contractual restrictions on the rights of members of the Aguirre family to sell ADSs, CPOs or Series A Shares other than those contained in an undrawn U.S. $21 million credit facility, which requires the Aguirre family to maintain 51% of our capital stock. This contract expires on June 16, 2015.

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

In 2006 and 2007, Mexico’s gross domestic product, or GDP, grew by 4.8% and 3.3%, respectively, and inflation was 4.05 % and 3.8%, respectively. In 2008, according to preliminary estimates of the Mexican government, GDP is expected to grow by 2.7% and inflation is expected to be 4.0%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

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

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 3.8% for 2007. Inflation for the first quarter of 2008 was 1.5%. If inflation in Mexico does not remain within the government’s projections, we might not be able to raise our broadcast advertising rates to keep pace with inflation. More generally, the adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 7.3% during 2007. On June 17, 2008, the 28-day Cetes rate was 7.56%. High interest rates in Mexico could adversely affect our financing costs.

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

Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2007, the peso depreciated against the U.S. dollar at year-end by 1.1%, and average value of the peso against the U.S. dollar during 2007 was 0.3% higher than 2006. In 2006, the peso depreciated against the U.S. dollar at year-end by 1.6%, and the average value of the peso against the U.S. dollar during 2006 was 0.28% lower than in 2005. In 2005, the peso appreciated against the U.S. dollar by year-end by 4.66%, and the average value of the peso against the U.S. dollar during 2005 was 3.89% higher than in 2004. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

A small portion of our operating costs is payable in U.S. dollars. Although at December 31, 2007, we had no U.S. dollar-denominated indebtedness, we may incur U.S. dollar-denominated indebtedness in the future. Declines in the value of the peso relative to the U.S. dollar increase our obligations payable in U.S. dollars, increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations. Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue.

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

Capital Expenditures and Divestitures

Capital Expenditures

Capital expenditures were Ps. 14.3 million in 2007, Ps. 6.5 million in 2006 and Ps. 8.0 million in 2005. In 2007, 2006 and 2005, capital expenditures were financed from working capital. In 2007, the Company’s principal capital expenditures were for transportation equipment. In 2006, the Company’s principal expenditures were for broadcasting equipment and computer equipment. In 2005, capital expenditures principally were for broadcasting equipment. In 2004, the Company spent approximately U.S.$1 million to update its main computer and digital storage system and also purchased automobiles and motorcycles for the news program La Red de Radio Red.

Capital Divestitures

During 2007, the Company had capital divestitures in the amount of Ps. 0.79 million, principally related to transportation equipment. In 2006, capital divestitures were Ps. 1.1 million, principally related to the sale of used computer equipment and real estate. The Company had no significant capital divestitures in 2005 (see Notes 1 and 10 to the Consolidated Financial Statements).

BUSINESS OVERVIEW

Grupo Radio Centro is a leading radio-broadcasting company in Mexico and for over 30 years has been the leading radio broadcaster, in terms of audience share, in Mexico City, the most populous city in North America. Grupo Radio Centro’s principal activities are the production and broadcasting of musical and entertainment programs, news and special event programs. The Company’s revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses. According to INRA, the Company’s Mexico City average audience share for the year ended December 31, 2007 was 35.9%, more than twice that of the next most popular radio-broadcasting company in Mexico City for the same period. See “—Broadcasting Operations” and “—Competition.”

Grupo Radio Centro currently owns eight AM and five FM radio stations, and manages and operates an additional FM station. Of the 14 radio stations it owns or operates, Grupo Radio Centro operates five AM and six FM stations in Mexico City. The remaining three AM radio stations, including one in Mexico City, are managed and operated by third parties pursuant to operating agreements.

The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers. According to INRA, for the year ended December 31, 2007, Grupo Radio Centro’s radio stations ranked as four of the top 10 FM radio stations out of a total of 29 FM stations, and two of the top 10 AM stations out of a total of 34 AM stations. See “—Business Strategy.”

In addition to its radio-broadcasting activities, the Company, under the trade name Organización Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico. At December 31, 2007, the Company had 110 affiliates in 74 cities throughout Mexico.

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

OIR Network Strategy

As a complement to its radio-broadcasting activities, Grupo Radio Centro operates, and continues its efforts to expand, its OIR radio network. The Company simultaneously transmits its news program “La Red de Radio Red” from 5:45 a.m. to 10:00 a.m. to the 25 largest commercial markets in Mexico outside the Mexico City metropolitan area. While increasing programming and service revenue, the operation of OIR also facilitates the Company’s overall marketing efforts, offering advertisers access to radio stations on a nationwide basis. See “—OIR Network.”

Broadcasting Operations

Radio Stations

Except as noted, the following table sets forth certain information about the Mexico City radio stations operated by Grupo Radio Centro as of December 31, 2007:

Station	Frequency	Power (Watts)	Station Format	INRA(1) 2007 Total Market Rank(2)	INRA(1) 2007Total Audience Share(3)	INRA(1) 2007 Band Rank(4)	Target Demographic Segments
XEQR-FM.	107.3 mhz	100,000	Grupera—Diverse Musical Genres	1	12.2%	1	13-44 years

XERC-FM	97.7 mhz	100,000	Juvenil—Youth Oriented	3	5.1%	3	8-34 years

XEJP-FM	93.7 mhz	100,000	Spanish Language—Contemporary Music	4	4.9%	4	18-44 years

XHFO-FM(5)	92.1 mhz	150,000	English Language—Classic Rock	5	4.1%	5	18-44 years

XHFAJ-FM	91.3 mhz	100,000	English Language—Contemporary Music	11	2.8%	11	13-24 years

XEQR-AM	1030 khz	50,000	Spanish Language—Talk Show	13	2.6%	1	25+ years

XEJP-AM	1150 khz	50,000	Spanish Language Classics	20	2.1%	3	35+ years

XERED-AM	1110 khz	100,000	News / Talk Show	38	0.6%	14	25+ years

XHRED-FM	88.1 mhz	100,000	News / English Language—Music	30	0.9%	21	25+ years

XERC-AM	790 khz	50,000	News	45	0.4%	19	25+ years

XEN-AM	690 khz	100,000	News / Talk Show	47	0.3%	21	25+ years

(1)	Source: INRA.
(2)	Total market rank is determined based on each station’s annual average share of the total radio audience.
(3)	Total audience share represents each station’s annual average share of the total radio audience.
(4)	Band rank is determined based on each station’s annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).
(5)
XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that will terminate on January 2, 2009. For the year ended December 31, 2007, XHFO-FM accounted for approximately 14.3% of Grupo Radio Centro’s broadcasting revenue.

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

Grupo Radio Centro’s programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers. To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which regularly conducts door-to-door interviews throughout Mexico City) as well as commercially available data to assess the listening habits and tastes of the Mexico City population. In 2007, Grupo Radio Centro conducted approximately 231,000 interviews. Grupo Radio Centro believes that no competitor has developed an internal research capability as extensive as its own.

Production and Transmission of Programming

Transmission Plants. In October 2003, the SCT granted the Company permission to install a digital radio transmission system called the Eureka 147 DAB system in its Cerro del Chiquihuite plant. During 2005, the Company installed, on an experimental basis, a powerful Eureka 147 DAB System transmission station in its Cerro del Chiquihuite plant. This system is equipped to simultaneously transmit up to five different programs. In 2005, the Company demonstrated, for the benefit of CIRT and SCT representatives, the application and capabilities of DMB (Digital Multimedia Broadcasting) technology, which enables a single broadcasting station to transmit video and audio and data for multiple applications. During 2006, a hybrid radio transmission system, HD Radio (or “IBOC-AM,” an in-band on-channel AM system for transmitting digital and analog information over existing stations) was installed at the XEN-AM broadcasting station.

In 2006, the Company installed and operated a radio-broadcasting transmission station with the Eureka 147 DAB system operating at 1,468.368 MHz in Mexico City. This installation and operation was performed for the Comité de Nuevas Tecnologías de la Cámara Nacional de la Industria de Radio y Televisión (Committee of New Technology of the National Chamber of the Radio and Television Industries, or CIRT), to demonstrate the capacities of the system. Through representation in CIRT, and by supporting the Comité Mixto de Tecnologías Digitales de la Comisión Federal de Telecomunicaciones o Cofetel (the Federal Telecommunications Commission, or Cofetel), the Company has actively participated in the analysis of the adoption of digital radio in Mexico.

During 2007 until March 2008, the Company operated the Eureka 147 DAB system from its facilities in Constituyentes.

In 2007, we renovated a location to serve as an alternative or back-up space for transmission equipment and studios. This facility includes two small production studios and six transmitter cabins for talk radio and five workstations for musical material. The facility also has a sophisticated multiplexing network for up to five stereo channels for the FM stations and six digital encoders/decoders to connect to the transmitting plants.

Audio Engineering. Grupo Radio Centro has 18 production studios in which musical material, advertisements, informational messages and promotional spots are recorded on digital audio tape (“DAT”) through the Windows based program Maestro. In addition, Grupo Radio Centro maintains 13 on-air studios, each of which is linked to Grupo Radio Centro’s automated programming computer network via optical fiber. In most cases, Grupo Radio Centro has maintained a consistent design for both production and on-air studios to provide a familiar work environment for employees and reduce the risk of error. Grupo Radio Centro’s primary studio operations are substantially all digital and utilize state-of-the-art computer networks for the recording, scheduling and playing of all news and music, as well as promotional and advertising material. Currently, the Company has a single high-speed computer network with a transmission speed measured in gigabytes per second installed in both on-air studios and production studios. The Company has a total of 30 workstations.

During 2005, Grupo Radio Centro updated the Digital Recording System, which records and copies music, news, and commercials as well as promotional and advertising material. This system uses the Maestro with sufficient storage capacity for all the Company’s music, news and advertising. Also, every recording studio, transmission station and editing room at Grupo Radio Centro is equipped with a personal computer, which runs the Maestro program that is connected to the Company’s network.

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

During the second half of 2007, the Company replaced four analog mixer consoles with digital mixer consoles. The replacements were made at radio stations XEJP-AM, XERC-AM (two consoles) and at one studio. In 2008, we have installed two digital mixer consoles used by OIR.

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

Sale of Airtime and Marketing

Commercial airtime for Grupo Radio Centro’s radio stations is sold both to advertising agencies and directly to businesses. The top 10 customers in each of 2007, 2006 and 2005 accounted for approximately 30.2%, 37.9% and 33.0%, respectively, of total broadcasting revenue of the Company. Our two largest individual customers in 2007 were Nueva Wal Mart and Comercial Mexicana, which accounted for approximately 5.6% and 4.2%, respectively, of our total broadcasting revenue. In 2006, Compañía Cervecera and Comercial Mexicana, accounted for 3.7% and 3.4%, respectively, of our total broadcasting revenue. In 2005, Gigante accounted for 4.4% of our total broadcasting revenue, while Comercial Mexicana accounted for 4.1% of our total broadcasting revenue and Compañía Cervecera accounted for 2.1% of our total broadcasting revenue. The companies comprising Grupo Carso, collectively, and Grupo Cifra, collectively, also are key customers. In 2007, the companies comprising Grupo Carso, collectively, accounted for 8.5% of our total broadcasting revenue, while the companies comprising Grupo Cifra, collectively, accounted for 7.1% of our total broadcasting revenue. In 2006, Grupo Carso accounted for 6.5% of our total broadcasting revenue. Sales of commercial airtime vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. See Item 5, “Operating and Financial Review and Prospects—Seasonality of Sales.”

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

At December 31, 2007, the Company had a sales force of 20 individuals, of which 10 marketed primarily to advertising agencies and major customer accounts, and 10 marketed to small and mid-sized accounts.

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

In addition, the Company sells commercial airtime in advance under a plan pursuant to which advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period are guaranteed the rate in effect at the time of the purchase for the agreed period, and are granted bonus advertising time in addition to the time purchased. The Company invests cash deposited pursuant to advance sales and includes interest generated on such investments in broadcasting revenue. In 2007, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 32.5% of total broadcasting revenue, as compared to 29.3% for 2006, and 36.0% for 2005. See Note 13 to the Consolidated Financial Statements.

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

OIR Network

Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates. At December 31, 2007, Grupo Radio Centro had 110 affiliates located in 74 cities throughout Mexico. During the last three years, broadcasting revenue from OIR-related activities ranged from 2.5% to 3.2% of total broadcasting revenue. In 2007, approximately 3.2% of the Company’s revenue was attributable to its work through OIR, and no single affiliate represented more than 7.9% of total OIR-related revenue.

At December 31, 2007, 11 of the Company’s OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm’s-length basis.

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

Competition

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. As of December 31, 2007, there were 51 commercial radio stations in Mexico City (28 AM and 23 FM stations) and 12 not-for-profit, public-service stations (six AM and six FM). These constitute all of the currently available radio broadcast channels within Mexico City’s AM and FM frequency spectrum.

Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at December 31, 2007, and a chart depicting the audience share of each.

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

Mexico City Radio Audience Share (1970-2007)

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

The Company’s average Mexico City audience share increased slightly from 34.6% in 2005 to 35.3% in 2006, but increased to 35.9% in 2007. The Company has experienced gradual declines in previous years, which were mainly attributable to increased competition from other radio stations that adopted formats similar to the Company’s most successful formats, including Juvenil—Youth Oriented, Grupera—Diverse Musical Genres and News/Talk Show.

The Company believes that its balanced portfolio of station formats following the RED acquisition reduces the impact of a decline in audience share of any one format segment or station. For example, the Company’s most popular station, XEQR-FM, which was the top-ranked station in Mexico City for the year ended December 31, 2007, represented only 11.7% of the total radio audience. However, there can be no assurance that competition within, or a decline in the popularity of, a given format segment will not decrease the Company’s aggregate audience share in the future. In addition, the Company faces strong competition from both television and various print media for advertising revenue.

OIR Network Competition

As with radio broadcasting, the Mexican radio-network market is highly competitive. As of December 31, 2007, there were 28 radio networks serving 712 AM radio stations and 452 FM radio stations outside Mexico City. The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company’s affiliates that are serviced by OIR to compete effectively.

Significant Subsidiaries

The following table sets forth the Company’s significant subsidiaries at December 31, 2007:

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description

XEQR, S.A. de C.V.	México	99.9%	Radio station

XERC, S.A. de C.V.	México	99.9%	Radio station

XEEST, S.A. de C.V.	México	99.9%	Radio station

XEQR-FM, S.A. de C.V.	México	99.9%	Radio station

XERC-FM, S.A. de C.V.	México	99.9%	Radio station

XEJP-FM, S.A. de C.V.	México	99.9%	Radio station

XEDKR-AM, S.A. de C.V.	México	99.2%	Radio station

XESTN-AM, S.A. de C.V.	México	99.9%	Radio station

Radio Red, S.A. de C.V.	México	99.9%	Radio station

Radio Red-FM, S.A. de C.V.	México	99.9%	Radio station

Radio Sistema Mexicano, S.A.	México	99.9%	Radio station

Estación Alfa, S.A. de C.V.	México	99.9%	Radio station

Emisora 1150, S.A. de C.V.	México	99.9%	Radio station

Radio Centro Publicidad, S.A. de C.V.	México	99.9%	Marketing company

GRC Publicidad, S.A. de C.V.	México	99.9%	Marketing company

GRC Medios, S.A. de C.V.	México	99.9%	Marketing company

GRC Comunicaciones, S.A. de C.V.	México	100.0%	Marketing company

GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	México	99.9%	Marketing company

Promotora Técnica de Servicios Profesionales, S.A. de C.V.	México	99.9%	Service company

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description

Publicidad y Promociones Internacionales, S.A. de C.V.	México	99.9%	Service company

To2 México, S.A. de C.V.	México	100%	Service company

Promo Red, S.A. de C.V.	México	99.9%	Service company

Universal de Muebles e Inmuebles, S.A. de C.V.	México	99.8%	Real estate company

Inmobiliaria Radio Centro, S.A. de C.V.	México	99.9%	Real estate company

Desarrollos Empresariales, S.A. de C.V.	México	99.9%	Sub-holding company

Radiodifusión Red, S.A. de C.V.	México	99.9%	Sub-holding company

Enlaces Troncales, S.A. de C.V.	México	99.9%	Sub-holding company

Música, Música, Música, S.A. de C.V.	México	90.9%	Non-operating company

Promotora de Éxitos, S.A. de C.V.	México	90.9%	Non-operating company

Producciones Artísticas Internacionales, S.A. de C.V.	México	99.9%	Non-operating company

Property and Equipment

All of Grupo Radio Centro’s tangible assets are located in Mexico. At December 31, 2007, the net book value of all property and equipment was approximately Ps. 461.5 million (U.S.$ 42.3 million).

Grupo Radio Centro’s principal executive offices and studios are located in Mexico City and are owned by Grupo Radio Centro. In 1992 Grupo Radio Centro purchased the Constituyentes building, a 102,000 square foot building of which, at December 31, 2007, the Company occupied approximately 81,000 square feet with the remainder available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building. Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities. In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government. As a result of a 1993 change in applicable Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de México, a state-owned entity, to operate its own up-link equipment. This up-link equipment has been operational since the end of 1994 and was upgraded in December 2005 and the first quarter of 2006 (see “—Business Strategy—Programming”). Grupo Radio Centro continues to own the building in which its administrative offices and studios were located immediately prior to its move into the Constituyentes building. Grupo Radio Centro also owns the land in Mexico City on which the transmission facilities of XERED-AM are located. Grupo Radio Centro believes that its facilities are adequate for its present needs and are suitable for their intended purpose.

Substantially all of the Company’s property, excluding its broadcasting equipment, may become subject to a first priority lien under our credit facility. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Undrawn Credit Facility.”

REGULATORY FRAMEWORK

The business of Grupo Radio Centro is subject to regulation and oversight by the SCT through the Comisión Federal de Telecomunicaciones (the Federal Telecommunications Commission or “Cofetel”). The SCT is part of the executive branch of the Mexican federal government and Cofetel is a separate administrative agency independent of the SCT. Regulation and oversight are governed by the Ley Federal de Radio y Televisión (the “Federal Radio and Television Law”), the Ley Federal de Telecomunicaciones (the “Federal Telecommunications Law”), the regulations issued pursuant to these laws and the licenses granted by the SCT. We are also subject to oversight by the Procuraduría Federal del Consumidor (the Federal Agency for Consumer Protection) and the Comisión Federal de Competencia Económica (the “Federal Competition Commission”).

Regulation of Radio Broadcasting by Mexico

Licenses. Under the Federal Radio and Television Law, amended by the Mexican Congress in April 2006, owners and operators of radio stations in Mexico must obtain a license from the Mexican government through the SCT to broadcast over a specified channel. After a call for bids, applications are submitted to Cofetel and, after a public bidding process, a license is granted to a winning applicant with a specific term of 20 years. The SCT through Cofetel, may terminate or revoke the license at any time upon the occurrence of, among others, the following events: failure to construct broadcasting facilities within a specific period; changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization; failure to broadcast for more than 60 days without reasonable justification; and any violation of any of the other terms of the license. Under Mexican law, in the event of revocation of the license for certain specified reasons, Grupo Radio Centro would forfeit its transmission and antenna facilities with respect to the license. In the event of early termination of the license for other causes, the Mexican government would have a right of first refusal to purchase all these assets at a price fixed by an independent appraiser. In addition, in the event that the SCT, through Cofetel, terminates or revokes a license, the licensee may not obtain a new license for five years and, in some cases, may be forbidden from obtaining a new license. Under current regulations, we believe that it is unlikely that additional licenses will be granted in the Mexico City market.

The licensee has a preferential right to renew the license for periods of up to 20 years (with most terms for renewal currently being granted for up to 12 years) under a non-competitive renewal process. Renewals are generally granted to licensees that have substantially complied with the applicable law and the terms of their licenses. The licenses for nine of Grupo Radio Centro’s radio stations (XEQR-AM, XERC-AM, XEEST-AM, XEJP-AM, XERED-AM, XEN-AM, XEQR-FM, XERC-FM AND XHFAJ-FM) were renewed and are now set to expire in 2016. The license for XHRED-FM was renewed and is now set to expire in 2019. The license for XEJP-FM is set to expire in 2012. The licenses for XEDKR-AM (in Guadalajara) and XESTN-AM (in Monterrey) will expire in October and November 2015, respectively.

The licenses contain restrictions on the transfer of shares of the licensee, including the following: the transfer must be to a qualifying Mexican person; the transfer cannot result in a concentration of radio broadcasting holdings that may be contrary to the public interest; and the transfer cannot result in a gain to the seller. All such transfers are subject to prior notice to the SCT. In addition, any transfer of the license is subject to the prior approval of the SCT. A license may only be assigned if it has been in effect for more than three years, the licensee has complied with all of its obligations under the license and has obtained a favorable opinion of the Federal Competition Commission.

Supervision of Operations. The SCT, through Cofetel, conducts regular inspections of the operations of the radio stations, and the companies or persons to whom licenses have been granted must file annual technical, statistical, financial and legal reports with Cofetel.

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

Each licensee is required, during political campaigns, to provide a limited amount of broadcasting time free of charge to all registered political parties through the Instituto Federal Electoral (“IFE”). See “— Political Advertising.”

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

The Company sets its minimum advertising rates and registers such rates with the SCT through Cofetel. Commercial airtime may not be sold at lower rates than those registered with the SCT. There are no restrictions on maximum rates that may be charged.

Broadcast Tax. Since 1969, all radio stations in Mexico have been subject to a tax payable by granting the Mexican government the right to use a portion of broadcast time. Radio stations must satisfy this tax by providing the Mexican government an amount of broadcasting time, that is currently fixed at 35 minutes, between the hours of 6:00 a.m. and midnight, in spots lasting between 20 to 30 seconds. The use of this time is not cumulative and any time not used by the Mexican government in any day is forfeited. The time must be distributed on a proportional and equitable basis throughout the relevant programming period. The programming of public service announcements provided by the Mexican government is prohibited from competing with the licensee’s programming and, if it is made to promote the consumption of products or services, must be limited to general promotions of Mexico’s goods and services.

Political Advertising. Several articles of the Mexican Constitution relating to political parties and elections were amended and became effective November 14, 2007. As a result, a new electoral code implementing the new amendments became effective on January 15, 2008, and replaced the current electoral code. The constitutional amendments and the new electoral code prohibit political parties from directly or indirectly purchasing broadcast time on any radio or television station. In addition, private individuals and entities are prohibited from purchasing advertising on radio or television aimed at influencing voter preferences.

The Mexican government is allotted a certain amount of time under the concession agreements with broadcasters and, in turn, gives a portion of that time to the IFE, to distribute this time among the political parties. The broadcast time that political parties receive through the IFE is free of charge and during primetime hours. The time allocated by IFE to political parties represents the only broadcast time at their disposal, as political parties are prohibited from purchasing broadcast time under the electoral code. IFE has supervisory powers and is able to administer sanctions for violations of the provisions of the electoral code.

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

The Federal Telecommunications Law was amended by the Mexican Congress in April 2006 and interpretive regulation were issued in October 2007. The amendments to the Federal Telecommunications Law subject radio and television broadcasting companies such as Grupo Radio Centro and its subsidiaries to the oversight of Cofetel. The Federal Telecommunications Law also covers the transmission of restricted radio signals and other telecommunications services at certain frequencies.

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

Intellectual Property

Mexico. Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Instituto Mexicano de la Propiedad Industrial (the Mexican Institute of Industrial Property) the following service marks (and their corresponding design, where indicated):

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

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Grupo Radio Centro’s Consolidated Financial Statements have been prepared in accordance with MFRS, which differ in certain respects from U.S. GAAP. Note 23 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to Grupo Radio Centro, including differences related to certain cash flow information, and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

Among other things, MFRS requires that financial statements recognize certain effects of inflation. In accordance with these requirements, the Company has restated non-monetary assets and liabilities using the INPC, restated the components of shareholders’ equity using the INPC, restated its fixed assets using the INPC, recorded gains or losses in purchasing power from holding monetary assets or liabilities and restated financial data for all periods in the Consolidated Financial Statements, and throughout this Annual Report, in constant pesos as of December 31, 2007. See Item 3, “Key Information—Selected Financial Data” and “—Effects of Inflation.”

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

The following table sets forth the Company’s broadcasting revenue and broadcasting income (excluding depreciation, amortization and corporate, general and administrative expenses) on a quarterly basis, in each case as a percentage of its respective total, for 2007, 2006 and 2005.

	Broadcasting Revenue			Broadcasting Income
	2007	2006	2005	2007	2006	2005
First quarter	19.1%	22.2%	18.0%	7.7%	21.6	9.7
Second quarter	22.2	29.5	23.8	19.2	31.9	19.8
Third quarter	27.1	22.9	27.3	31.4	18.5	31.8
Fourth quarter	31.6	25.4	30.9	41.7	28.0	38.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Historically, advertising expenditures by political campaigns have represented an important part of the Company’s total broadcasting revenue. The following table sets forth the Company’s broadcasting revenue from political parties for 2007 through 2000.

	2007	2006	2005	2004	2003	2002	2001	2000
Broadcasting revenue from political parties	0.2%	19.0%	2.3%	0.06%	21.1%	6.1%	0.1%	20.9%

While the Company’s revenue increased significantly during the congressional elections that occur every three years, including in 2003 and 2006, an even more significant increase in revenue resulted from presidential elections, which occur every six years (coinciding with congressional elections), including 2000 and 2006. In connection with the July 2006 presidential and congressional elections, political advertising accounted for 19.0% of the Company’s total broadcasting revenue in 2006. In 2007 and 2005, years in which no elections occurred, advertising by political parties constituted only 0.2% and 2.3%, respectively, of total broadcasting revenue. Mexico implemented electoral reform by amending its constitution in November 2007 and adopting a new electoral code in January 2008. The constitutional amendment and the new electoral code prohibit political parties from directly or indirectly purchasing broadcast time on any radio or television station. In addition, private individuals and entities are prohibited from purchasing advertising on radio or television aimed at influencing voter preferences. As a result of this change in law, we will no longer receive revenues from advertising by political campaigns, which will materially impact our revenues during election years. See Item 4, “Information on the Company—Business Overview—Broadcasting Operations—Sale of Airtime and Marketing.”

Economic Conditions in Mexico

Grupo Radio Centro’s financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company’s earnings, generally declines during periods of economic difficulty. The annual rate of inflation in Mexico, as measured by changes in the National Consumer Price Index, was 3.76% for 2007. Inflation for the first quarter of 2008 was 1.49%. The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

Loss Contingency

In 2002, Infored, S.A. de C.V. (“Infored”) and José Gutiérrez Vivó initiated an arbitration proceeding against us, seeking the rescission of a production contract and damages. In March 2004, an arbitration panel of the International Chamber of Commerce notified us of its decision to rescind the contract and award Infored and Mr. Gutiérrez Vivó, collectively, U.S.$ 21.1 million. As a result of the damages award, we recorded a provision for this contingent liability in the amount of U.S.$21.1 million as of December 31, 2003. For the years ended December 31, 2005 and 2004, we also recorded Ps. 14.3 million and Ps. 7.0 million, respectively, in interest relating to this provision. As of March 31, 2006, the provision amounted to Ps. 253.6 million (nominal amount). We challenged the validity of the arbitration award, and on June 16, 2006, a Mexican court set aside and refused to enforce the arbitration award in Mexico. As a result, we reversed the provision and recorded it as an extraordinary income item in June 2006.

Following the June 2006 decision, legal proceedings have continued, and on June 12, 2008, the June 16, 2006 decision was reversed. We currently do not consider it necessary to record a provision for this matter because the June 2008 decision does not impose an obligation to pay the arbitration award and we intend to continue to challenge the award’s validity in the Mexican courts. For a description of the legal proceedings related to this matter following the June 16, 2006 decision see Item 8, “Financial Information—Other Information—Legal and Arbitration Proceedings.”

Effects of Inflation

Under MFRS Bulletin B-10, the effects of inflation are recognized by presenting financial information in comparable monetary units in order to eliminate the distortion otherwise created by inflation in financial statements. MFRS additionally requires the following to account for the effects of inflation:

•	non-monetary assets and stockholders’ equity are restated for inflation based on the INPC;

•	the gain or deficit from restated stockholders’ equity includes the difference between the replacement cost method and the gain or deficit that would have been obtained based on the INPC;

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in the consolidated statement of income under comprehensive financing income; and

•	all financial statements are restated in constant pesos as of the most recent balance sheet date.

Effective January 1, 2008, a new MFRS Bulletin B-10 will replace the prior Bulletin B-10. The major changes include the definition of the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: (i) inflationary—if the accumulated inflation rate for the preceding three years is equal to or greater than 26% (an 8% annual average inflation rate); and (ii) non-inflationary—if the accumulated inflation rate for the preceding three fiscal years is less than 26%. The new Bulletin B-10 establishes that an entity must recognize inflationary effects only when it operates in an inflationary environment and requires that the previously recorded deficit in equity restatement by inflation be reclassified to retained earnings. Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2008 or 2009, but that could change depending on actual economic performance.

As a result, we expect to present financial statements without inflation accounting beginning in 2008.

Changes in MFRS

Note 3 to our Consolidated Financial Statements discusses new accounting pronouncements under MFRS that came into force in 2007. Some of these pronouncements have already been fully implemented in the financial statements included in this Annual Report. Others will require us to change our financial presentation in 2008 in ways that we do not expect to have a material effect on our results of operations and our balance sheet. Additionally, the cessation of inflation accounting, as described above, will also entail changes in accounting for foreign currency translation and for employee benefit obligations.

Other Accounting Pronouncements

As of January 1, 2006, MFRS issued by the Mexican Board for Research and Development of Financial Standards (CINIF) became effective. MFRS are based on and replace the generally accepted accounting principles in Mexico (Mexican GAAP), which were in effect through December 31, 2005. MFRS consist of standards and interpretations issued by the CINIF, Mexican GAAP bulletins that have not been substituted or repealed by the new MFRS and the International Financial Reporting Standards (IFRS), which are applicable as a supplement to MFRS. The principal differences between Mexican GAAP and MFRS are:

•
MFRS B-13 Events Subsequent to the Date of the Financial Statements. This section establishes that the restructuring of assets and liabilities as well as the waivers which assert the right of creditors to make payable indebtedness in the event of an entity’s non-compliance with commitments of debt contracts which occur between the date of the financial statements and the date of issue need not be incorporated in the financial statements.

•
MFRS B-3 Statement of Income. This section classifies income, costs and expenses as either ordinary or extraordinary and thereby eliminates the classification of certain extraordinary items established by Mexican GAAP. Additionally, the new section specifies the levels and headings to be included in the income statement.

•
MFRS C-13 Related Parties. This section expands the classification of related parties to include, among others, close family members of key management personnel and directors. Also, the section specifies additional disclosure requirements for the notes to financial statements.

•	MFRS D-6 Capitalization of the Comprehensive Result of Financing. This section requires the comprehensive result of financing to be capitalized under certain circumstances.

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

Employee benefits

The costs related to benefits to which employees are entitled as a result of seniority premiums and pension plans, in the case of union personnel, or by law or by Company grant, are recognized in the results of operations at the time services are rendered by employees, based on the present value of the benefits determined under actuarial estimates. The amortization of unrecognized prior service cost, which represents changes in assumptions and adjustments based on experience that has not been recognized, is based on the employee’s estimated active service life. Other benefits to which employees may be entitled in accordance with Mexican law are recognized as an expense in the year in which they are paid.

The Company records a reserve for the estimated accrued seniority premiums, severance payments under certain circumstances and pension benefits, the amount of which is determined through actuarial estimates.

As of December 31, 2005, the Company adopted the new Bulletin D-3, which sets forth guidelines related to the recognition of severance payments under certain circumstances. As a result, the Company recognized a liability and net cost for 2005 amounting to Ps. 9.3 million.

2007 vs. 2006 Results of Operations

For the year ended December 31, 2007, broadcasting revenue was Ps. 654.8 million, a 20.7% decrease compared to the Ps. 825.6 million reported for the same period of 2006. The decrease was mainly attributable to a decrease in advertising expenditures by political parties, which purchased more airtime in 2006 in connection with the July 2006 presidential and congressional elections.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2007 were Ps. 422.0 million, an 8.3% decrease compared to the Ps. 460 million reported for the same period 2006. This decrease was primarily due to (i) a net decrease in the allowance for doubtful accounts, (ii) a decrease in sales commissions paid to the Company’s sales force in connection with decreased sales of airtime, and (iii) a lower provision for severance payments to Company employees, for the year ended December 31, 2007 compared to 2006.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2007 was Ps. 232.8 million, a 36.3% decrease compared to the Ps. 365.5 million reported for the same period of 2006. This decrease was mainly attributable to the decrease in broadcasting revenue described above.

Depreciation and amortization expense for the year ended December 31, 2007 was Ps. 33.7 million, a 9.4% decrease compared to the Ps. 37.2 million reported for the same period of 2006. This decrease was attributable to the fact that the Company no longer recorded depreciation on certain plant and transportation equipment whose useful lives ended after the fourth quarter of 2006.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2007 were Ps. 14.8 million, the same amount that was reported in 2006.

As a result of the foregoing, the Company reported operating income of Ps. 184.3 million for the year ended December 31, 2007, a 41.2% decrease compared to the Ps. 313.5 million in 2006.

Other expenses, net, for the year ended December 31, 2007 were Ps. 45.8 million, a 23.0% decrease compared to the Ps. 59.5 million of 2006. This decrease was mainly attributable to a decrease in legal expenses for the year ended December 31, 2007 compared to 2006, as well as non-recurring expenses incurred during 2006 in connection with the Company’s 60th anniversary celebration.

The Company’s comprehensive financing cost for the year ended December 31, 2007 was Ps. 5.9 million, an 85.3% decrease compared to the Ps. 39.8 million recorded for the same period of 2006. This decrease was mainly due to a decrease in interest expense for the year ended December 31, 2007 compared to 2006, due to (i) the Company no longer recorded interest on its bank debt after it paid off all outstanding debt in May 2006, and (ii) after selling certain accounts receivable, the Company classified as interest expense Ps. 27.8 million, which is equivalent to the excess of book value over the purchase price of the accounts receivable sold in December 2006. See “—2006 vs. 2005 Results of Operations.”

For the year ended December 31, 2007, the Company reported income before extraordinary item and provisions of Ps. 132.6 million, a 38.1% decrease compared to the Ps. 214.1 million reported in 2006. This decrease was mainly attributable to the decrease in broadcasting revenue described above.

For the year ended December 31, 2007, the Company reported income before provisions for income tax and employee profit sharing of Ps. 132.6 million, a 72.2% decrease compared to the Ps. 477.6 million reported in 2006. In addition to higher broadcasting revenue, the 2006 period benefited from an extraordinary item of Ps. 263.5 million, resulting from the reversal in June 2006 of the provision for the contingent liability related to the arbitration proceeding.

The Company recorded provisions for income tax of Ps. 41.5 million for 2007, compared to Ps. 42.9 million in 2006.

As a result of the foregoing, the Company reported net income of Ps. 91.1 million in 2007, compared to net income of Ps. 434.7 million in 2006.

2006 vs. 2005 Results of Operations

For the year ended December 31, 2006, broadcasting revenue was Ps. 825.6 million, a 29.4% increase from Ps. 638.2 million reported for the same period of 2005. This increase was mainly attributable to an increase in advertising expenditures by political parties in connection with the presidential and congressional elections that took place on July 2, 2006, as well as higher advertising expenditures by the Company’s commercial clients compared to the same period of 2005.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2006 were Ps. 460 million, an 8.5% increase from the Ps. 423.9 million reported for the same period of 2005. This increase was primarily due to (i) an increase in sales commissions paid to the Company’s sales force, outside agents and affiliated stations in connection with increased sales of airtime, (ii) a net increase in the allowance for doubtful accounts, and (iii) increased expenses related to additional advertising and marketing campaigns.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2006, was Ps. 365.5 million, a 70.5% increase from Ps. 214.3 million reported for the same period of 2005. This increase was mainly attributable to the increase in broadcasting revenue, which more than offset the increase in broadcasting expenses.

Depreciation and amortization expense for the year ended December 31, 2006 totaled Ps. 37.2 million, a 7.0% decrease from Ps. 40.0 million reported for the same period of 2005. This decrease was mainly attributable to the fact that the Company no longer recorded depreciation for certain Company vehicles whose useful lives ended in the second quarter of 2006.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2006 were Ps. 14.8 million a slight increase from Ps. 14.6 million reported for the same period of 2005.

As a result of the foregoing, the Company reported operating income of Ps. 313.5 million for the year ended December 31, 2006, a 96.1% increase from Ps. 159.8 million reported for the same period of 2005.

The Company’s comprehensive financing cost for the year ended December 31, 2006 was Ps. 39.9 million, a 190.9% increase from Ps. 13.8 million recorded for the same period of 2005. This increase was primarily due to:

•	the cost attributable to the sale of certain accounts receivable described below, which was classified as interest expense,

•
a decrease in gain on net foreign currency exchange, which was Ps. 0.8 million in 2006 compared to Ps. 11.3 million in 2005, due to the cancellation of a U.S. dollar-denominated contingent liability in 2006, and

•
a loss on net monetary position of Ps. 2.6 million in 2006 compared to a gain of Ps 7.2 million in 2005, due to the fact that the Company repaid its bank debt in May 2006 and cancelled a contingent liability in June 2006, thus significantly reducing its monetary liabilities during the year.

The interest expense described in the prior paragraph resulted from the Company’s sale in December 2006 for Ps. 12.4 million in cash of accounts receivable representing Ps. 40.4 million owed to it mainly by political parties in connection with purchases of airtime from 2003 to 2005. The Company had been unsuccessful in its attempts to collect the accounts receivable and, accordingly, had increased its allowance for doubtful accounts beginning in 2005. Following the sale, the Company classified as interest expense Ps. 27.9 million (which is equivalent to the difference between the book value and the purchase price of the accounts receivable), and reduced its allowance for doubtful accounts from Ps. 30.5 million to Ps. 13.3 million. The Company sold the accounts receivable because:

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

Other expenses, net, for the year ended December 31, 2006 were Ps. 59.5 million, a 13.3% increase from Ps. 52.5 million reported for the same period of 2005. This increase was mainly attributable to higher legal expenses during 2006 compared to 2005 and expenses related to the Company’s 60th anniversary celebration during 2006.

As a result of the foregoing, the Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 214.1 million for the year ended December 31, 2006, a 129.0% increase from Ps. 93.5 million reported for the same period of 2005.

During 2006, the Company recorded extraordinary income of Ps. 263.5 million due to the reversal of a contingent liability provision recorded by the Company in 2003 minus accumulated foreign exchange loss and interest recorded by the Company in 2006 related to the provision.

For the year ended December 31, 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 477.6 million, a 410.8% increase from Ps. 93.5 million reported for the same period of 2005, due to both the increase in operating income and the recording of extraordinary income.

For the year ended December 31, 2006, the Company recorded provisions for income tax and employee profit sharing of Ps. 42.9 million, an 83.3% increase from Ps. 23.4 million reported for 2005. This increase was primarily due to the increase in taxable income during 2006 compared to 2005.

As a result of the foregoing, the Company reported net income of Ps 434.6 million for the year ended December 31, 2006, a 520.1% increase from Ps. 70 million reported for the same period of 2005.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations. The Company’s operating activities provided Ps. 153.4 million in 2007, Ps. 264.7 million in 2006, and Ps. 149.8 million in 2005. Working capital at December 31, 2007 was Ps. 170.0 million and at December 31, 2006 was Ps. 133.5 million. Cash flow from operations historically has been sufficient to cover the Company’s working capital needs. Nevertheless, at December 31, 2005, the Company had a working capital deficit of Ps. 123.0 million due to the recorded provision for the contingent liability in connection with the arbitration proceeding with Infored and Mr. Gutiérrez Vivó.

The Company expects to be able to meet its working capital needs in 2008 with cash flow from its operations. Grupo Radio Centro invests its cash balances generally in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers. The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

During 2007, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 71.9 million. In 2006, the Company’s principal use of funds, other than for operating purposes and capital expenditures, was the payment of its total bank debt in the amount of Ps. 122.2 million (Ps. 113.2 million nominal amount) and the distribution to shareholders of Ps. 128.5 million (Ps. 120.0 million nominal amount) in the form of a capital reduction. In 2006, the Company also repurchased on the open market 918,800 Series A Shares at an aggregate cost of Ps. 9.1 million. During 2005, the Company’s principal use of funds, other than operating purposes and capital expenditures, was the payment of indebtedness totaling Ps. 67.2 million (Ps. 56.6 million nominal amount) and the acquisition of all the outstanding shares of GRC Radiodifusión, S.A., an aircraft service company, for a total cash purchase price of Ps. 11.6 million (Ps. 10.8 million nominal amount), which included Ps. 8.3 million (Ps 7.7 million nominal amount) in excess book value. In 2005, the Company repurchased on the open market 133,300 Series A Shares at an aggregate cost of Ps. 1.6 million (Ps. 1.2 million nominal amount). Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

Indebtedness

Undrawn Credit Facility. On May 16, 2006, we entered into a credit facility with GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured, guaranteed peso-denominated loan in a principal amount equivalent to U.S.$21.0 million. As of the date of this Annual Report, we have not drawn down on the line of credit. This contract was set to expire on June 16, 2008, but we have renewed the contract on similar terms through June 16, 2010. Amounts borrowed under the credit facility will be guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters and excluding any equipment used for broadcasting. The credit facility provides that, subject to certain conditions, we may draw down on it at any time before June 4, 2010. The principal other conditions to drawing down include that there be no material adverse change resulting in a loss or liability to us equivalent to 5% or more of our total assets (as such condition is more fully defined in the credit facility) and no material adverse change in the banking environment or international capital markets; that the loan be secured by a first priority lien on substantially all of our property in favor of the lenders; and that no event of default under the credit facility has occurred. The credit facility contains restrictive covenants and covenants requiring us to maintain quarterly financial ratios (using terms defined in the credit facility). The financial covenants include an interest coverage ratio of at least 2.5 to 1, a total debt to EBITDA ratio of no more than 3 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance of at least U.S.$ 1.75 million, and shareholders’ equity of at least Ps. 850 million. If any of the conditions to draw down is not met, we will be unable to obtain funds under the credit facility.

We may use the proceeds of the credit facility for working capital purposes, as well as other corporate purposes. If we draw down on the credit facility, we will be required to repay the principal amount of the loan in 20 quarterly installments and make quarterly interest payments at an annual rate equal to the 28-day Mexican Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio or TIIE) plus 3.0%.

Capital Reduction

On August 1, 2006, we announced a reduction of fixed capital stock by a total of Ps. 120.0 million through a distribution to shareholders in the amount of Ps. 0.74016843063 per share. Ps. 70.0 million, or Ps. 0.43176491786 per share, was paid to shareholders on August 7, 2006. The remaining Ps. 50.0 million, or Ps. 0.30840351276 per share, was paid to shareholders on October 2, 2006.

Off-Balance Sheet Arrangements

In 2007, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company’s financial condition.

Contractual Obligations

As of December 31, 2007, we had no long-term debt obligations, capital lease obligations, operating leases, purchase obligations or other long-term obligations.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was Ps. 91.1 million for 2007, Ps. 434.7 million for 2006, and Ps. 70.1 million for 2005. The slight difference between net income under MFRS and U.S. GAAP for the years ended December 31, 2007, 2006 and 2005 was due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability.

Operating income under U.S. GAAP for the years ended December 31, 2007, 2006 and 2005 was Ps. 138.5 million, Ps. 517.5 million and Ps. 107.3 million, respectively. The principal difference between operating income under U.S. GAAP and MFRS for the year ended December 31, 2006 was due to the Company’s reversal of a Ps. 263.5 million contingency provision related to an arbitration proceeding. Under MFRS, the provision is recorded as an extraordinary item and under U.S. GAAP, the provision is charged against operating income. Upon reversal, the provisioned amount is recorded as extraordinary income under MFRS. In addition, with respect to all periods, certain other expenses, net of the Company that are classified as non-operating charges under MFRS are charged against operating income under U.S. GAAP.

Shareholders’ equity under U.S. GAAP was Ps. 1,396.6 million at December 31, 2007, Ps. 1,378.0 million at December 31, 2006 and Ps. 1,072.2 million at December 31, 2005. In all years, the difference between shareholders’ equity under MFRS and U.S. GAAP was mainly due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability.

For a further discussion of the differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, see Note 23 to the Consolidated Financial Statements. Pursuant to MFRS, Grupo Radio Centro’s financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP. Due to the Company’s adoption of Bulletin D-4, the Company’s financial statements for 2007, 2006 and 2005 include an expanded recognition of deferred taxes under MFRS that more closely parallels U.S. GAAP. Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements (see Note 23 to the Consolidated Financial Statements).

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

The Board of Directors currently consists of 12 members. Alejandro Sepulveda de la Fuente is the Secretary to the Board of Directors. The current members of the Board of Directors were reelected at the annual shareholders meeting on March 6, 2008 for a one-year term. Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below. In addition to the “other directorships” listed below, two Aguirre members of the Board of Directors, Francisco Aguirre and María Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

Name	Position	Age	Years as director	Principal occupation	Other directorships
Francisco Aguirre G.	Chairman	66	8	Private investor	Chairman of the board of Grupo Radio México, S.A. de C.V.
María Esther Aguirre G.	First Vice Chairperson	68	8	Private investor	–
María Adriana Aguirre G.	Second Vice Chairperson	61	8	Private investor	–
Ana María Aguirre G.	Director	63	37	Private investor	–

Name	Position	Age	Years as director	Principal occupation	Other directorships
Carlos Aguirre G.	Director	53	8	Chief Executive Officer of Grupo Radio Centro	–
Rafael Aguirre G.	Director	50	15	Private investor	Director of the Quintana Roo branch of HSBC México, S.A. (formerly Banco Internacional, S.A.); Director of the Yucatan Peninsula branch of Banco Nacional de México, S.A.
José Manuel Aguirre G.	Director	45	8	Real estate investor	–
Pedro Beltrán N.	Director	64	6	Finance & Administrative Director and Chief Financial Officer of Grupo Radio Centro	–
Luis Alfonso Cervantes Muñiz	Director	52	3	Attorney	–
Gustavo Gabriel Llamas Monjardín	Director	45	3	Public accountant	–
Thomas Harold Raymond Moffet	Director	66	8	President of Amsterdam Pacific Capital, LLC (a financial advisory firm)	–
Luis Manuel de la Fuente Baca	Director	62	8	Financial advisor	–

Francisco Aguirre G., María Adriana Aguirre G., María Esther Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G. are siblings. Until she passed away on June 23, 2008, their mother Ms. María Esther G. de Aguirre was the Honorary Chairperson of the Board of Directors of the Company.

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

The bylaws of the Company were further amended on July 31, 2006 in order to meet the requirements of the Mexican Securities Market Law. The amendments granted the Board of Directors and the Audit Committee greater authority and provided for the creation of the Corporate Practices Committee. The amendments to the bylaws also increased the authority that the Board of Directors may exert over the Company’s accounting, auditing and internal control. With prior favorable opinion from the Audit Committee, the Board of Directors may approve the Company’s financial statements, internal control and audit guidelines and accounting policies.

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

Audit Committee

The Audit Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca acting as committee chairman. All three members of the Committee also serve on the Company’s Board of Directors. The shareholders ratified the appointment of these members to the Audit Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on March 6, 2008. As required by our bylaws and applicable law, all members are independent as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 16A, “Audit Committee Financial Expert.” In order for a meeting of the Audit Committee to be valid, the majority of its members must be present and the Audit Committee must adopt resolutions by majority vote.

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

Corporate Practices Committee

The Corporate Practices Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca acting as committee chairman. All three members of the Committee also serve on the Company’s Board of Directors. The shareholders ratified the appointment of these members to the Corporate Practices Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on March 6, 2008. As required by our bylaws and applicable law, all members are independent as defined by the Mexican Securities Market Law and Rule 10A-3 of the Exchange Act. In order for a meeting of the Corporate Practices Committee to be valid, the majority of its members must be present and the Committee must adopt resolutions by majority vote.

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

Executive Officers

The executive officers of Grupo Radio Centro are as follows:

Name	Position	Years as officer	Years of service
Carlos Aguirre G.	Chief Executive Officer	29	34
Pedro Beltrán N.	Finance & Administrative Director and Chief Financial Officer	22	22
Arturo Yáñez F.	Auditing Director	24	24
Sergio González L.	Operations Director	24	24
Luis Cepero A.	Audio Engineering Director	25	47
Eduardo Stevens A.	Transmission Engineering Director	18	28
Gonzalo Yáñez V.	Marketing Director	8	11
Rodolfo Nava C.	Treasurer and Financial Information Manager	8	22
Alvaro Fajardo de la Mora	General Counsel	23	23
Luis Miguel Carrasco N.	Commercial Director	10	15

Compensation

For the year ended December 31, 2007, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps 22.7 million, of which approximately Ps 5.6 million was paid in the form of bonus compensation. The bonus compensation amounts were determined based on various factors, including quarterly financial results and station ratings and rankings.

The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2007 was Ps. 17.0 million. The total of payments to directors for attendance at Board of Director meetings during 2007 was Ps. 217,800. The total payments to Audit Committee members for attendance at Audit Committee meetings during 2007 was Ps. 474,660.

Board Practices

None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment.

Employees

At December 31, 2007, Grupo Radio Centro employed a total of 458 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Televisión, Similares y Conexos de la República Mexicana (the Radio and Telecommunications Workers Union or the “Union”). The Company employed a total of 457 full-time employees at December 31, 2006 and a total of 422 full-time employees at December 31, 2005. Grupo Radio Centro also employs a varying number of temporary employees. During 2007, the Company employed an average of 68 temporary employees. All employees of Grupo Radio Centro work in Mexico City.

Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the “Contrato Ley”) that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union in the event exceptions from the Contrato Ley are desired. All of Grupo Radio Centro’s current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley expires on January 31, 2010; however, salary increases are implemented annually. On February 1, the Company and the Union agreed to a 4.5% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

As of May 21, 2008, the Aguirre members of the Board of Directors had beneficial ownership, through a Mexican trust through which they hold Series A Shares, of 84,020,646 Series A Shares of the Company, representing 51.6% of the outstanding Series A Shares. See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

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

On June 3, 1998, all of the Series A Shares and CPOs owned by the Aguirre family, which had been held in a trust established by the Aguirre family in 1992 (the “Old Controlling Trust”), were divided into two trusts (the Old Controlling Trust and the “New Controlling Trust” and, together, the “Controlling Trusts”). Prior to the division, 50% of the Series A Shares and CPOs of the Company held by the Old Controlling Trust was held for the benefit of María Esther G. de Aguirre, with the remainder divided equally among her children. Simultaneously with the division, María Esther G. de Aguirre acquired a 50% interest in each of the Controlling Trusts and transferred those interests to her children in equal parts, but reserved her rights to vote and receive dividends in respect of the Series A Shares and CPOs previously held for her benefit (the “reserved rights”).

On May 25, 1999, four members of the Aguirre family made a gift of their interests in the Company’s Series A Shares and CPOs held by the Controlling Trusts to María Esther G. de Aguirre. On the same date, the Aguirre family amended the terms of the Controlling Trusts to transfer, on such date, the reserved rights held by María Esther G. de Aguirre to her children in equal parts and to transfer, upon the occurrence of certain events, the trust interests gifted to her by her four children to her seven other children—María Esther Aguirre G., Francisco Aguirre G., María Adriana Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G.

On April 5, 2000, María Esther G. de Aguirre made a gift of her approximate 36% interest in the Controlling Trusts to her seven children holding interests in such trusts. Following this gift and an amendment of the terms of the Controlling Trusts to remove María Esther G. de Aguirre as grantor and beneficiary, those seven children owned, in equal parts, 100% of the interests in the Controlling Trusts. In 2003, all CPOs held by the Controlling Trusts were converted to Series A Shares.

In 2007, the Controlling Trusts were amended to change the trustee and consolidate the Controlling Trusts. Pursuant to agreements dated June 15, 2007, Bancomer, S.A. was replaced with Banco IXE S.A. as trustee of each Controlling Trust. Pursuant to an agreement dated June 18, 2007, the New Controlling Trust was dissolved and all of its assets were transferred to the Old Controlling Trust (now referred to simply as the “Trust”). The same seven members of the Aguirre family continue to own, in equal parts, 100% of the interests in the Trust. Under the terms of the Trust, the Series A Shares held by the Trust are ordinarily voted as directed by a majority of the beneficiaries of the Trust.

The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of June 17, 2008.

Name of Person or Group	Series A Shares Beneficially Owned		Percentage of Series A Shares(1)
The Trust	84,020,646		51.6%
María Esther Aguirre G.	84,020,695	(2) (3)	51.6%
Francisco Aguirre G.	84,020,646	(2)	51.6%
María Adriana Aguirre G.	84,020,646	(2)	51.6%
Ana María Aguirre G.	84,020,646	(2)	51.6%
Carlos Aguirre G.	84,020,646	(2)	51.6%
Rafael Aguirre G.	84,020,646	(2)	51.6%
José Manuel Aguirre G.	84,020,646	(2)	51.6%

(1)	Percentages are based on 162,724,561 Series A Shares issued and outstanding as of April 15, 2008.

(2)
All Series A Shares beneficially owned by the Trust (the “Family Shares”) are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of the Technical Committee of the Trust.

(3)	Includes 49 Series A Shares beneficially owned by María Esther Aguirre G., in addition to the Family Shares.

The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership.” At June 17, 2008, to the best knowledge of the Company, approximately 3.8% of the outstanding Series A Shares were represented by ADSs. It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

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

Family Control of OIR Network Affiliates

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 11 of the 110 affiliates in the network serviced by OIR at December 31, 2007. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 11.7%, 12%, and 13.7% of OIR revenue (or 0.4%, 0.3%, and 0.3% of the Company’s total broadcasting revenue) for the years ended December 31, 2007, 2006 and 2005, respectively. The Company has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

Service Contract

On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre G., Chairman of the Board of Directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 3.6 million in 2007, Ps. 7.9 million in 2006, and Ps. 5.7 million in 2005. See Note 6 to the Consolidated Financial Statements.

Sale of Doubtful Accounts Receivable

In December 2006, the Company sold to an entity owned by Francisco Aguirre G. accounts receivable representing Ps. 40.3 million owed to it mainly by political parties in connection with purchases of airtime from 2003 to 2005 for a cash purchase price of Ps. 12.2 million. The Company had been unsuccessful in its attempts to collect the accounts receivable and, accordingly, increased its allowance for doubtful accounts beginning in 2005. The Company sold the accounts receivable because:

•	it believed, based on its past efforts, that the accounts receivable were not recoverable, and

•
the sale enabled the Company to take a tax deduction in connection with the unrecoverable accounts receivable, which deduction otherwise would not have been available without bringing legal proceedings against the customers. The Audit Committee ratified this transaction on February 19, 2007.

Sale of Goods and Services

The Company makes available to employees, including key management personnel, and directors and directors’ family members goods and services obtained by the Company in barter transactions. These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company’s employees. The Company received a total of Ps. 1.6 million in 2007, Ps. 4.7 million in 2006 and Ps. 2.1 million in 2005 from executive officers and directors and their families in connection with these transactions. See Note 6 to the Consolidated Financial Statements.

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

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-40.

Other Information

Legal and Arbitration Proceedings

Through a series of transactions effected in 1995 and early 1996, the Company acquired five radio stations owned by RED as well as the exclusive radio broadcasting rights to Monitor, a news and talk radio program. On December 23, 1998, the Company entered into an agreement with Infored and Mr. Gutiérrez Vivó, the principal anchor of Monitor, to provide the Company with original news programs and special-event productions for radio until 2015 (the “Infored Agreement”). The Infored Agreement provided that Mr. Gutiérrez Vivó would continue as Monitor’s host until at least the end of 2003.

In May 2002, Mr. Gutiérrez Vivó and Infored initiated an arbitration proceeding pursuant to which they sought rescission of the Infored Agreement and damages. On March 1, 2004, the International Chamber of Commerce, or the ICC, notified the Company that, by majority vote of two of the three arbitrators, the ICC panel held that the Company was in breach of its contract with Infored and Mr. Gutiérrez Vivó. As a result, the contract was rescinded and Infored and Mr. Gutiérrez Vivó together were awarded a total of U.S.$21.1 million in damages, which represents the amount the Company would be required to pay under the contract after taking into account prepayments made by the Company. The Company challenged the validity of this decision in the Mexican courts and, on November 11, 2004, Civil Judge 63 of the Federal District Superior Tribunal of Justice, set aside the arbitration award. On August 11, 2005, District Judge 6 of Civil Matters granted Infored and Mr. Gutiérrez Vivó an amparo, in effect overturning the November 2004 decision. On August 25, 2005, the Company challenged District Judge 6’s ruling in a proceeding before the Federal District’s Thirteenth Circuit Court of Civil Matters. On June 16, 2006, the Federal District's Thirteenth Circuit Court of Civil Matters ratified the decision of the Civil Judge 63 of the Federal District Superior Tribunal of Justice to set aside the arbitration award and refused to enforce the arbitration award in Mexico.

Following an appeal by Infored and Mr. Gutiérrez Vivó, on January 30, 2007, the Mexican Supreme Court (La Suprema Corte de Justicia de la Nación), in a 5-4 decision based on procedural grounds, reversed the Federal District’s Thirteenth Circuit Court of Civil Matters’ decision that had ratified a lower court’s decision to set aside the arbitration award. The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which required the court to review the merits of the case. On June 12, 2008, the Thirteenth Circuit Court reversed its prior decision, granted the amparo of Infored and Mr. Gutiérrez Vivó and denied the amparo of the Company. The June 2008 decision does not constitute an order to pay the arbitration award, the enforcement of which remains subject to lower court review. The Company plans to continue to challenge the validity of the arbitration award in the Mexican courts. If the Company is ultimately unsuccessful in challenging the enforcement of the arbitration award in Mexico, it will be required to finance any amounts due (see Item 5, “Operating and Financial Review and Prospects—Indebtedness”), and such additional indebtedness may have a material effect on the Company’s financial condition and results of operations.

The Company is involved in various other legal proceedings related to the Infored and Gutiérrez Vivó transaction. These proceedings have been suspended pending a final determination on the arbitration results. The Company and a subsidiary, along with four minority shareholders, initiated two lawsuits against Mr. Gutiérrez Vivó and Ms. María Ivonne Gutiérrez Vivó to seek rescission of the stock purchase agreement entered into as an “accessory contract” to the Infored Agreement. One case pertains to the shares of the licensee of the radio station formerly known as XEJP-AM (now XENET-AM), while the other case pertains to the shares of the licensee of the radio station formerly known as XEFAJ-AM (now XEINFO-AM).

The Company is involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps. 49.0 million. The Company has not recorded a provision for these claims, as the Company’s management believes that the cases will be resolved in favor of the Company.

Other than proceedings related to labor claims and proceedings related to the arbitration with Infored described above, neither the Company nor any of its subsidiaries is currently engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

Dividend Policy

The table below sets forth each of the dividends paid by the Company during the period 2003-2007, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

Date Dividend Paid	Fiscal Year with Respect to which Dividend Paid(1)	Aggregate Amount of Dividend Paid (Nominal Pesos)	Dividend Per Series A Share (Nominal Pesos)(2)	Dividend Per Series A Share (U.S. dollars)(2)	Dividend Per ADS (U.S. dollars)(2)(3)

August 22, 2003	2002	Ps. 55,000,000	0.34	0.03	0.28
May 7, 2007	2006	Ps. 70,000,000	0.43	0.04	0.36
March 14, 2008	2007	Ps. 100,000,000	0.61	0.06	0.51

(1)	The Company paid no dividends with respect to 2003, 2004 or 2005.
(2)	Per Series A Share and ADS amounts are calculated based on number of shares outstanding on the date of payment of the dividend.
(3)	Nominal peso amounts have been translated to U.S. dollar amounts at the noon buying rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York.

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

On August 1, 2006, the Company reduced its fixed capital stock by a total of Ps. 128.5 million (Ps. 120.0 million nominal amount) through the payment of cash to its shareholders on August 7 and October 2, 2006. The payment was made with cash flow from operations. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Reduction.”

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

•
On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company’s bylaws (see Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders”), were exchanged for Series A Shares held in the CPO Trust. As of June 30, 2003, qualifying Mexican investors held Series A Shares and no longer held CPOs. Non-Mexican holders of CPOs as of June 30, 2003 continued to hold CPOs and, as holders of CPOs, are not entitled to withdraw the Series A Shares held in the CPO Trust.

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

	Mexican Stock Exchange		New York Stock Exchange
	Amounts per Series A Share and per CPO (in nominal pesos)		Amounts per ADS (in U.S. dollars)
	High	Low	High	Low

2003	8.50	2.40	7.45	1.61
2004	8.48	5.30	7.14	4.05
2005	9.92	8.08	7.75	6.45
2006	13.10	7.15	10.75	5.50
First quarter	8.50	7.15	7.68	5.66
Second quarter	9.50	7.15	7.00	5.50
Third quarter	8.30	7.49	6.59	6.10
Fourth quarter	13.10	7.40	10.75	6.10
2007	18.95	12.30	15.65	8.90
First quarter	15.60	12.30	12.62	9.67
Second quarter	18.95	14.96	15.50	11.82
Third quarter	18.40	15.01	15.65	12.11
Fourth quarter	16.01	14.51	13.50	8.90

	Mexican Stock Exchange		New York Stock Exchange
	Amounts per Series A Share and per CPO (in nominal pesos)		Amounts per ADS (in U.S. dollars)
	High	Low	High	Low

Most Recent Six Months
December 2007	16.00	14.51	13.25	9.20
January 2008	16.00	14.50	12.58	11.78
February 2008	15.00	12.00	12.09	9.63
March 2008	13.00	12.00	11.11	9.93
April 2008	14.00	13.00	11.70	10.60
May 2008	13.50	13.30	13.99	11.21

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

Item 10. Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is certain information concerning the Company’s capital stock and a brief summary of certain significant provisions of the Company’s bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to Mexican law and the bylaws of the Company, which have been filed as an exhibit to this Annual Report. For a description of the Company’s bylaws relating to the Board of Directors, Executive Committee, Audit Committee and Corporate Practices Committee, see Item 6, “Directors, Senior Management and Employees.”

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

Dividends

At the annual ordinary general meeting of holders of Series A Shares, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with a report thereon by the Board, to the holders of Series A Shares for approval. The holders of Series A Shares, once they have approved the financial statements, determine the allocation of the Company’s net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company’s historical capital stock (before effect of restatement). See Note 17 to the Consolidated Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of the Company’s Series A Shares. The remainder of net profits is available for distribution. All Series A Shares outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Series A Shares that are only partially paid participate in dividends or other distributions in the same proportion that such Series A Shares have been paid at the time of the dividends or other distributions.

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

Voting Rights

Each Series A Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. Holders of CPOs (and holders of ADSs representing CPOs) are not entitled to exercise voting rights with respect to the Series A Shares underlying such CPOs. Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trustee votes the Series A Shares held in the CPO Trust in the same manner as holders of a majority of the Series A Shares not held in the CPO Trust and voted at the relevant shareholders meeting. The Trust holds a substantial majority of the Series A Shares not held in the form of CPOs. As a result, the Trust and, indirectly, members of the Aguirre family have the power to elect a majority of the directors of, and control, the Company. Additionally, holders of CPOs or ADSs are not entitled to attend or to address the Company’s shareholders meetings.

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

Taxation of Dividends

Mexican Tax Considerations

During 2008, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

For purposes of Mexican taxation, an individual is considered to be a resident of Mexico if he or she has established a home in Mexico. However, if such individual has a home in a foreign country as well, he or she will be considered a resident of Mexico if his or her center of vital interests is located in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. A legal entity is considered to be a resident of Mexico for tax purposes if its principal administrative office is located in Mexico.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 or 2007 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2008 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

A holder of CPOs or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Capital Gains

Mexican Tax Considerations

Gains obtained during 2008 on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes, will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Income generated on the sale of CPOs during 2008 by individuals or legal entities that are non-residents of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes. However, this exemption will not apply in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing the capital stock of the Company, if in a period of twenty-four months, a sale of 10% or more of the fully paid shares of the Company is carried out, through one or several simultaneous or successive transactions, including those carried out through derivatives or any other analogous or similar transaction. Nor will the exemption apply to a person or group of persons that control the Company and sell said control through one or several simultaneous or successive transactions in a period of twenty-four months, including those carried out through derivatives or any other analogous or similar transaction.

If the abovementioned requirement are not met, capital gains realized on the disposition of CPOs by a U.S. holder who is eligible for tax benefits under the Tax Treaty generally will not be subject to Mexican tax, unless such gains are attributable to a permanent establishment of such U.S. holder in Mexico or if the U.S. holder owned, directly or indirectly, 25% or more of the issuer’s capital stock within the 12-month period preceding such sale or other disposition.

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

Beginning on January 1, 2008, the Single Rate Business Tax Law is applicable in Mexico. This law establishes that individuals and legal entities deemed as Mexican residents for tax purposes, as well as foreign residents with a permanent establishment in Mexico, are obligated to pay this tax, regardless of where the income is generated, on revenues obtained from engaging in the following activities: (i) transfer of goods; (ii) rendering of independent services; and (iii) granting of temporary use or enjoyment of goods.

In accordance with the Single Rate Business Tax Law, the sale or other disposition of CPOs by holders who are non-residents of Mexico for tax purposes are not considered as taxable transactions.

Additionally, in accordance with the Single Rate Business Tax Law, dividends (either in cash or in any other form) earned by the abovementioned holders are also not deemed as taxable income for purposes of this tax.

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

Foreign Currency Exchange Risk

The Company’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. For the year ended December 31, 2007, the Company had net foreign currency exposure of U.S.$ 68,000, which consisted of U.S. dollar-denominated bank deposits. The Company acquired these instruments for purposes other than trading purposes. See Note 4 to the Consolidated Financial Statements.

Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company’s foreign currency denominated costs and expenses and of any obligation of the Company with respect to any foreign currency denominated liabilities. The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 2.4 million in 2007.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders’ Rights

None.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our internal control over financial reporting as of December 31, 2007 has been audited in accordance with the standards of the Public Company Accounting Oversight Board by BDO Hernández Marrón y Cía., S.C., or BDO, an independent registered public accounting firm, as stated in their report which appears under Item 18 of this Annual Report on Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, BDO, for the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006	2007
	(in thousands)
Audit fees	Ps. 2,085	Ps. 1,996
Audit-related fees	332	320
Total fees	Ps. 2,417	Ps. 2,316

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total # of Shares Purchased (a)	(b) Average Price Paid per Share	(c) Total # of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum # (or Approx. U.S. Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month # 1 (Jan. 1, 2007-Jan. 31, 2007)	0	0	0	0

Month # 2 (Feb. 1, 2007-Feb. 28, 2007)	0	0	0	0

Month # 3 (Mar. 1, 2007-Mar. 31, 2007)	0	0	0	0

Month # 4 (Apr. 1, 2007-Apr. 30, 2007)	0	0	0	0

Month # 5 (May 1, 2007-May 31, 2007)	0	0	0	0

Month # 6 (Jun. 1, 2007-Jun. 30, 2007)	0	0	0	0

Month # 7 (Jul. 1, 2007-Jul. 31, 2007)	0	0	0	0

Month # 8 (Aug. 1, 2007-Aug. 31, 2007)	0	0	0	0

Month # 9 (Sept. 1, 2007-Sept. 30, 2007)	0	0	0	0

Month # 10 (Oct. 1, 2007-Oct. 31, 2007)	0	0	0	0

Month # 11 (Nov. 1, 2007-Nov. 30, 2007)	0	0	0	0

Month # 12 (Dec. 1, 2007-Dec. 31, 2007)	0	0	0	0

Total	0	Ps. 0	0	0

(a)
All of the Series A Shares purchased by the Company during 2007 were purchased in open-market transactions on the Mexican Stock Exchange. None of these purchases were made pursuant to a publicly announced share repurchase plan or program.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-40, incorporated by reference herein.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

(a) List of Financial Statements

All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b) List of Exhibits

Charter (Escritura Constitutiva), together with an English translation(a)	1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A.B. de C.V., dated December 13, 2006 filed as an English translation(l)	1.2

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(d)	2.1

Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May 18, 1993, September 14, 1993, May 25, 1999 and April 5, 2000 between certain members of the Aguirre family and Bancomer, S.A., as trustee, together with an English translation (b)	3.1

Trustee Substitution Agreement with respect to the Amended and Restated Controlling Trust Agreement of Trust F/632 (formerly Trust No. F/23020-1), dated June 15, 2007, between certain members of the Aguirre family, Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation	3.2

Trust Agreement, No. F/29307-6, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English translation(c)	3.3

Trustee Substitution Agreement with respect to the Trust Agreement of Trust F/633 (formerly Trust No. F/29307-6), dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation	3.4

Trust Dissolution Agreement with respect to Trust F/633, dated June 18, 2007, between certain members of the Aguirre family and IXE Banco, S.A., as trustee, filed as an English translation	3.5

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institución de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V., filed as an English translation (h)	3.6

Amended and Restated Public Deed, dated as of June 27, 2003 (the “Amended and Restated CPO Deed”), filed as an English translation (h)	4.1

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, together with an English translation (e)	4.2

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation(g)	4.3

Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, filed as an English translation(j)	4.4

Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and José Gutiérrez Vivó, together with an English translation(e)	4.5

Credit Agreement, dated June 4, 2007, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusión Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as creditors, together with an amendment dated May 16, 2008 and a second amendment dated June 4, 2008, filed as an English translation(k)
4.6

Amendment to the Credit Agreement, dated May 16, 2008, filed as an English translation	4.7

Second Amendment to the Credit Agreement, dated June 4, 2008, filed as an English translation	4.8

List of Subsidiaries of the Company	8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13.1

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

(j) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005.

(k) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006.

(l) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 2, 2007.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

TOGETHER WITH

AUDITOR’S REPORT

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of independent registered accounting firm	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-5

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005	F-6

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005	F-7

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2007, 2006 and 2005	F-8

Notes to the Consolidated Financial Statements	F-9 - F-40

Report of Independent Registered Accounting Firm

To the Board of Directors and Shareholders of
Grupo Radio Centro, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries (as defined in Note 1 to the consolidated financial statements) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for the years ended December 31, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the standards of the Public Accounting Oversight Board (United States). These standards require that we plan and perform the audits in order to obtain reasonable assurance as to whether the financial statements are free of material misstatements and in accordance with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the Mexican financial reporting standards used, the significant estimates made by management and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, the consolidated results of their operations, the consolidated changes in shareholders’ equity and the consolidated changes in their financial position for the years ended December 31, 2007, 2006 and 2005, in conformity with Mexican financial reporting standards and generally accepted accounting principles, respectively.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language. In all cases where there are any disagreements between the English and Spanish versions, the Spanish version shall be considered authoritative and controlling.

BDO Hernández Marrón y Cía., S.C.

/s/ Bernardo Soto Peñafiel
Bernardo Soto Peñafiel, CPA
Mexico City
February 13, 2008, except for Note 24 which is dated as of June 17, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Grupo Radio Centro, S.A.B. de C.V. and subsidiaries

We have audited Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Radio Centro, S.A.B. de C.V.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15, Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 2007, 2006 and 2005, and our report dated February 13, 2008, except for Note 24 which is dated as of June 17, 2008.

BDO Hernandez Marron y Cia, S.C.

/s/ Bernardo Soto Peñafiel
Bernardo Soto Peñafiel

June 17, 2008
Mexico City

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETSS AS OF DECEMBER 31, 2007 AND 2006
(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2007. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)
A S S E T S	2007		2007		2006		L I A B I L I T I E S	2007		2007		2006

CURRENT ASSETS:							SHORT-TERM LIABILITIES:

Cash and temporary investments (Note 5)	US$	15,298	Ps	167,011	Ps	101,741	Prepayments from clients (Note 13)	US$	11,397	Ps	124,418	Ps	132,546
							Suppliers and other accounts payable (Note 14)		5,077		55,420		47,256
Accounts receivable:							Income tax and other taxes		4,217		45,544		34,410
							payable (Note 15)		4,658		50,847		90,831
Customers from broadcasting, net of allowance for							Contingent liability (Note 19)		-		-		-
doubtful accounts of Ps 23,916
in 2007 and Ps 25,089 in 2006		17,927		195,707		256,601
Other (Note 7)		427		18,665		5,469
		18,354		200,370		275,968	Total short-term liabilities		21,132		230,685		270,633

							LONG-TERM LIABILITIES:
Prepayments		3,056		33,360		26,469
							Labor liabilities (Note 16)		5,368		58,605		-
Total current assets		36,708		400,741		404,178	Deferred taxes (Note 18)		470		5,130		-

							Total liabilities		26,970		294,420		270,633

							CONTINGENT LIABILITY (Note 9)

							SHAREHOLDERS' EQUITY (Note 19):

							Capital stock		103,547		1,130,410		1,130,410

PROPERTIES AND EQUIPMENT, NET (Note 10)		42,279		461,555		481,220	Retained earnings		30,525		333,241		314,077

							Reserve for the repurchase of shares		4,016		43,837		43,837

DEFERRED CHARGES, NET (Note 11)		554		6,047		4,631	Excess in restatement of capital stock		466		5,084		5,084

EXCESS OF COST OF NET BOOK VALUE							Cumulative effect of deferred
OF SUBSIDIARIES, NET (Note 12)		75,925		828,863		828,734	income tax (Note 20)		(9,739)		(106,320)		(106,320)
							Effect from labor liabilities		(83)		(907)		(310)
							Majority shareholders' equity		128,732		1,405,345		1,386,778
OTHER ASSETS		298		3,239		3,410	Minority interest		62		680		667
							Total shareholders' equity		128,794		1,406,025		1,387,446
Total assets	US$	155,764	Ps	1,700,445	Ps	1,722,173		US$	128,794	Ps	1,406,025	Ps	1,387,446

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2007, 2006 AND 2005

(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2007. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

	2007		2007		2006		2005

Income from broadcasting	US$	59,977	Ps	654,760	Ps	825,590	Ps	638,204

Operating expenses from station, excluding
depreciation and amortization		38,653		421,970		460,072		423,857

Income from broadcasting		21,324		232,790		365,518		214,347

Depreciation and amortization		3,086		33,687		37,183		39,957
						0
General corporate and administrative expenses		1,353		14,774		14,813		14,575

Operating income		16,885		184,329		313,522		159,816

Other expenses, net (Note 19)		4,196		45,806		59,511		52,788

Comprehensive cost of financing:

Interest paid		253		2,767		37,665		33,149
Interest earned		(37)		(399)		(480)		(782)
Foreign-exchange loss (gain), net (Note 4)		-		5		(8)		(11,351)
Loss (gain) from monetary position		318		3,477		2,665		(7,236)

		534		5,850		39,842		13,779

Gain before unordinary item		12,155		132,673		214,169		93,249

Unusual item (Note 9)		-		-		263,523		-

Gain before taxes on profits		12,155		132,673		477,692		93,249

Taxes on profits (Note 18)		3,806		41,554		42,944		23,150

Net gain	US$	8,349	Ps	91,119	Ps	434,748	Ps	70,100

Net gain corresponding to:
Majority shareholders		8,347		91,098		434,685	Ps	70,083
Minority interest		2		21		63		16

	US$	8,349	Ps$	91,119	Ps	434,748	Ps	70,099

Net gain per share	US$	0.051	Ps$	0.5598	Ps	2.6712	Ps	0.430

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2007. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

	Capital stock		Retained earnings		Reserve for the repurchase of shares		Excess in restatement of capital		Cumulative effect of deferred income tax		Effect from labor liabilities		Minority interest		Total		Comprehensive (loss) gain

Balances as of December 31, 2004 (Note 17)	Ps	1,257,152	Ps	(190,691)	Ps	44,426	Ps	5,084	Ps	(106,320)	Ps	(273)	Ps	588	Ps	1,009,966	Ps	(42,710)

Sale of shares		986		-		568		-		-		-		-		1,554		-

Net income for the year		-		70,099		-		-		-		-		-		70,099		70,099

Holding of minority interest		-		(16)		-		-		-		-		16		-		-

Balances as of December 31, 2005 (Note 17)		1,258,138		(120,608)		44,994		5,084		(106,320)		(273)		604		1,081,619	Ps	70,099

Repurchase of shares		(5,086)		-		(4,031)		-		-		-		-		(9,117)		-

Capital reimbursement		(128,545)		-		-		-		-		-		-		(128,545)		-

Effect of the additional liability from labor obligations		-		-		-		-		-		(37)		-		(37)		(37)

Sale of shares		5,903		-		2,874		-		-		-		-		8,777		-

Net income for the year		-		434,748		-		-		-		-		-		434,748		434,748

Holding of minority interest		-		(63)		-		-		-		-		63		-		-

Balances as of December 31, 2006 (Note 17)		1,130,410		314,077		43,837		5,084		(106,320)		(310)		667		1,387,445	Ps	434,711

Dividends paid		-		(71,934)		-		-		-		-		(8)		(71,942)		-

Effect of the additional liability from labor obligations		-		-		-		-		-		(597)		-		(597)		(597)

Net income for the year		-		91,119		-		-		-		-		-		91,119		91,119

Holding of minority interest		-		(21)		-		-		-		-		21		-		-

Balances as of December 31, 2007 (Note 17)	Ps	1,130,410	Ps	333,241	Ps	43,837	Ps	5,084	Ps	(106,320)	Ps	(907)	Ps	680	Ps	1,406,025	Ps	90,522

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(All amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2007. Amounts bearing the symbol “US$” are expressed in thousands of US dollars)

	2007		2007		2006		2005
OPERATIONS:

Net gain for the year	US$	8,347	Ps	91,119	Ps	434,748	Ps	70,099

Charges (credits) to results not requiring (providing) the outlay of cash:

Depreciation and amortization		3,086		33,687		37,183		39,957
Deferred income tax		(390)		(4,259)		(34,524)		3,009
Labor liabilities (Note 16)		302		3,302		13,158		13,282
Prepayments		-		-		(15,252)		2,615
Effect from the valuation of properties (Note 10)		81		881		1,930		834

		11,426		124,730		437,243		129,795
Net change in accounts receivable, accounts payable and other assets		2,634		28,759		(172,456)		20,023

Resources generated from operating activities		14,060		153,489		264,788		149,819

FINANCING:

Dividends paid		(6,590)		(71,942)		-
Sales of shares		-		-		8,777
Repurchase of shares		-		-		(9,117)		1,553
Notes payable		-		-		(122,255)		(67,239)
Capital reimbursement		-		-		(128,548)		-

Resources applied in financing activities		(6,590)		(71,942)		(251,143)		(65,686)

INVESTMENTS:

Goodwill		(12)		(129)		-		(8,366)

Deferred charges		(181)		(1,978)		537		2,117

Excluding the recognition of inflation effects:
Capital expenditures, principally equipment		(1,314)		(14,341)		(6,528)		(8,015)
Guarantee deposits		16		171		-		-

Resources applied in investment activities		(1,491)		(16,277)		(5,991)		(14,265)

Increase in cash and temporary investments		5,979		65,270		7,654		69,868

Cash and temporary investments at the beginning of the year		9,320		101,741		94,088		24,219

Cash and temporary investments at the end of the year	US$	15,299	Ps	167,011	Ps	101,741	Ps	94,088

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

(Unless otherwise specified, all amounts bearing the symbol “Ps” are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2007. Amounts bearing the symbol “US$” are expressed in thousands of US dollars.)

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

Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following companies:

Companies		2007	2006	2005

Radio stations:

XEQR, S.A. de C.V.		X	X	X
XERC, S.A. de C.V.		X	X	X
XEEST, S.A. de C.V.	( a )	X	X	X
XEQR-FM, S.A. de C.V.		X	X	X
XERC-FM, S.A. de C.V.		X	X	X
XEJP-FM, S.A. de C.V.		X	X	X
XEDKR-AM, S.A. de C.V.		X	X	X
XESTN - AM, S.A. de C.V.		X	X	X
Radio Red, S.A. de C.V.		X	X	X
Radio Red-FM, S.A. de C.V.		X	X	X
Estación Alfa, S.A. de C.V.		X	X	X
Emisora 1150, S.A. de C.V.		X	X	X
Radio Sistema Mexicano, S.A.		X	X	X

Marketing companies
GRC Radiodifusión, S.A. (formerly
Aerocer, S.A.)	(b)	X	X
GRC Publicidad, S.A. de C.V.		X	X	X
GRC Comunicaciones, S.A. de C.V.	(c)	X
GRC Medios, S.A. de C.V.			X	X
Radio Centro Publicidad, S.A. de C.V.		X	X	X

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

Companies:	2007	2006	2005

Service companies:
Promotora Técnica de Servicios
Profesionales, S.A. de C.V.	X	X	X
Publicidad y Promociones
Internacionales, S.A. de C.V.	X	X	X
Promo Red, S.A. de C.V.	X	X	X
To2 México, S.A. de C.V.	X	X	X

Real estate companies:
Universal de Muebles e Inmuebles, S.A. de C.V.	X	X	X
Inmobiliaria Radio Centro S.A. de C.V.	X	X	X

Sub-holding companies:
Desarrollos Empresariales, S.A. de C.V.	X	X	X
Radiodifusión Red, S.A. de C.V.	X	X	X
Enlaces Troncales, S.A. de C.V.	X	X	X

Non-operating companies:

Música, Música, Música, S.A. de C.V.	X	X	X
Promotora de Éxitos, S.A. de C.V.	X	X	X
Producciones Artísticas Internacionales,
S.A. de C.V.	X	X	X

a)	Radio station managed and operated by Comercializadora Siete de México, S.A. de C.V.

b)	Subsidiary as of November 30, 2005 (see Note 20)

c)	Subsidiary as of January 9, 2007.

The Company’s radio-station operations include the production and broadcasting of musical programs, news, interviews, special events and advertising in Mexico City’s metropolitan area. They are based on limited-term concessions, subject to renewal, granted by Mexico’s Ministry of Communications and Transportation (“SCT”). One of the station concessions granted to the Company will expire in December 2012, nine in July 2016, one in October 2015 one in November 2015 and one in 2019.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

The Company’s marketing companies, which include the parent Grupo Radio Centro, S.A.B. de C.V., are responsible for the programming and sale of commercial airtime for broadcast by the Company’s radio stations in México City, the metropolitan area, and the interior of the country.

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

NOTE 2 BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements include the balance sheets of Grupo Radio Centro and its subsidiaries, listed in Note 1, as of December 31, 2007 and 2006, and the statements of income, changes in shareholders’ equity and changes in financial position for the years ended December 31, 2007, 2006 and 2005. All intercompany balances and transactions have been eliminated in consolidation.

The US dollar amounts (denoted by the symbol “US$”) shown in the 2007 financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 10.9169/ US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2007, as published by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

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

The MFRS consist of; standards and interpretations issued by the CINIF, Mexican GAAP bulletins that have not been changed, substituted, or repealed from the new MFRS and the International Financial Reporting Standards (IFRS), which are applicable on a supplemental basis.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

The adoption of the MFRS had no effect on the Company’s financial statements as of December 31, 2007 and 2006.

The most significant accounting policies followed by Grupo Radio Centro in the preparation of its consolidated financial statements, which are in compliance with the financial reporting standards accepted in Mexico, are summarized below:

a.	Classification by function:

Expenses are presented based on function to highlight how broadcasting expenses are used, in contrast to general corporate and administrative expenses.

b.	Recognition of the effects of inflation:

-
The consolidated financial statements have been prepared in accordance with the  guidelines set out in Bulletin B-10, Recognition of the Effects of Inflation on  Financial Information. Therefore, the consolidated financial statements for the  years ended December 31, 2007, 2006 and 2005, are expressed in constant Mexican  pesos with purchasing power as of December 31, 2007, as determined by applying  factors derived from the National Consumer Price Index (“NCPI”) published by the  Banco de México.

	2007	2006	2005
Restatement factor using Mexican inflation	1.03759	1.04053	1.03332

-
Capital stock, cumulative earnings (deficit), reserve for repurchase of shares, cumulative effect on prior years of initial recognition of deferred income taxes and the effect of labor liabilities include their restatement effects, determined by applying factors derived from the NCPI from the date of their contribution or generation of earnings (loss). These restatements reflect the reserves required to maintain shareholders’ equity accounts, the reserve for the repurchase of shares, and the cumulative effect of deferred income tax at constant levels.

-
Surplus on restatement of capital represents the accumulated gain from holding non-monetary assets. This gain represents the difference between the value of non-monetary assets recorded at acquisition cost and the value of the assets as restated using factors derived from the NCPI.

-	Comprehensive cost of financing consists of interest income and expense, net foreign-exchange gains or losses and the gain or loss on net monetary position.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

-	The (gain) loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the net monetary assets and liabilities held during the year.

c.	Temporary investments:

Temporary investments consisted primarily of deposits at fixed interest rates and with maturities of less than 90 days.

d.	Property and equipment:

The Company recognizes the effects of inflation through adjustments in general price levels by applying factors derived from the NCPI. Related depreciation is calculated based on estimated useful lives of assets both for acquisition costs and restatement increases.

During 2007, 2006 and 2005, due to the impairment charges, the Company recorded a decrease in the realizable value of temporarily unoccupied buildings in the amount of Ps 881, Ps 1,930, and Ps 834. The amounts have been recorded in the income statement of 2007, 2006 and 2005 (see Note 19).

e.	Excess cost over net book value of net assets of subsidiaries:

As of January 1, 2005, in compliance with the guidelines of Bulletin B-7, Business Acquisitions, there is no amortization of goodwill; rather it is subject to testing in accordance with the guidelines of Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal. There was no impairment as of December 31, 2007, 2006 and 2005.

f.	Installation expenses and software licenses:

Installation expenses and software licenses are booked at acquisition cost and are restated by applying factors from the NCPI. Amortization is calculated on the straight-line method at a 5% annual rate (Note 10). Software licenses are recorded at acquisition cost and amortized according to their duration.

g.	Income Tax (“IT”), Employees Statutory Profit Sharing (“ESPS”) and Deferred Income Taxes:

Deferred income tax is determined by applying the statutory income tax rate to temporary differences between the book value and the tax value of assets and liabilities, when applicable and subject to a recoverability analysis of tax loss carryforwards and other recoverable taxes and tax credits.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

Deferred statutory employee profit sharing is determined based on temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS. For the years 2007, 2006 and 2005, the Company did not have any non-recurring temporary differences.

Income taxes are calculated based on a consolidated tax return basis and employee profit sharing is calculated on an individual tax return basis for each entity in the consolidated group. The effect of a statutory income tax rate change is recognized in the income statement of the period in which the rate change officially occurs (see Note 18).

h.	Advances from customers:

Advances from customers are recognized as income when the corresponding airtime is transmitted.

i.	Employee benefits:

The costs related to benefits to which employees are entitled as a result of seniority premiums, severance payments and pension plans in the case of union personnel, or by law or by Company grant, are recognized in the results of operations at the time services are rendered on the basis of the present value of the benefits determined under actuarial estimates. The amortization of unrecognized prior service cost, which represents changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee’s estimated active service life. Other benefits to which employees may be entitled in accordance with the Federal Labor Law, are recognized as an expense in the year in which they are paid.

The Company has recorded a reserve for the estimated accrued seniority premiums, severance payments under certain circumstances and pension benefits, the amount of which was determined through actuarial estimates (see Note 16).

As of December 31, 2005, the Company adopted the new Bulletin D-3, which sets forth guidelines related to the recognition of severance payments under certain circumstances. As a result of adopting this new Bulletin, a liability and a net cost of Ps9,349 was recognized in 2005.

j.	Earnings per share:

Net income per share is computed on the basis of the weighted average number of shares outstanding for the years ended December 31, 2007, 2006 and 2005.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

k.	Transactions in foreign currencies:

Transactions in foreign currencies are recorded at the buying rate published by the Banco de México (Central Bank) on the dates on which they are entered into and/or settled. Assets and liabilities in foreign currencies are stated in Mexican pesos at the year-end closing rates of exchange. Exchange differences are recorded directly in results of operations.

l.	Recognition of broadcasting income:

Income is recognized when the corresponding airtime is broadcast.

m.	Barter transactions:

Grupo Radio Centro, from time to time, receives products and services in exchange for advertising airtime. Advertising airtime is recognized when the advertising is aired and the cost when the goods and services are used. The Company’s management estimates that the value of these transactions does not exceed market value.

n.	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

o.	Concentration of credit risk – Broadcasting revenue:

The Company’s principal source of revenue is generated by broadcasting advertising for its customers. Although the Company has several large customer accounts, none comprised more than 10% of the Company’s total broadcasting revenue in 2007, 2006 and 2005.

p.	Repurchase of shares:

In accordance with Mexico’s current Stock Market Law, the Company has created a capital reserve from retained earnings, called “Reserve for Repurchase of Shares”, to be used to support trading of its shares. Shares repurchased by the Company are treated as treasury shares. Should these shares not be offered anew to the investing public within one year, they must be canceled, thus resulting in a reduction of common stock.

q.	Comprehensive income:

The total comprehensive income is presented in the statement of changes in shareholders’ equity, which results from the performance of the Company for the period and is represented by the net income, plus the additional liability from labor obligation payments, which in accordance with applicable accounting principles, are recorded directly under shareholders’ equity.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

r.	Impairment of long-lived assets:

The Company tests goodwill and other long-lived assets for impairment when events or changes indicate that the recorded book value of these assets might not be recovered. To test for impairment the Company compares the book value of goodwill and other long-lived assets with their expected future cash flows, which are discounted to present value that it estimates that the asset could generate in the future, against book value. If it is considered that the value of the asset has been impaired, the reduction in the value is recognized in the results of operations. As of December 31, 2007, 2006 and 2005, there was no impairment of these assets.

s.	Reclassifications:

In compliance with MFRS, certain amounts in the 2006 and 2005 consolidated financial statements as originally issued have been reclassified to conform the presentation with the 2007 consolidated financial statements.

t.	Financial reporting standards:

On January 1, 2007, guidelines contained in the following MFRS, issued by the CINIF, became effective. The Company considers that the adoption of the MFRS did not have a material effect on the financial information presented in its financial statements and footnotes. The most relevant changes in comparison with the Mexican GAAP they supersede are the following:

1.
MFRS B-13 Events Subsequent to the Date of the Financial Statements. Establishes that the restructuring of assets and liabilities and the waiver from creditors to exercise their right to accelerate the payment of indebtednesses in the event of the entity’s default, which occur between the date of the financial statements and their date of issue, will not be included in the financial statements.

2.
MFRS B-3 Statement of Income. The new approach is incorporated to classify income, costs and expenses as ordinary or unusual, replacing the classification of certain special or extraordinary items that Mexican GAAP established. Additionally, the items and headings that must be presented in the statement of income (see Note 3a) are specified by function. Furthermore, as a result of the application of this new MFRS, certain amounts in the statement of income have been reclassified as follows, namely: a) the employee profit sharing provision that was presented together with the income tax provision up to 2006 is now presented under the heading “other expenses”, and b) the special item that was presented in 2006 is now presented as an “unusual item”.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

3.
MFRS C-13 Related Parties. The term related parties is expanded to include, among others, close family members of key management personnel and directors. Additional disclosure is required in the footnotes to the financial statements (see Note 6).

4.	MFRS D-6 Capitalization of the Comprehensive Result of Financing. Establishes the mandatory capitalization of the comprehensive result of financing under certain circumstances.

As of January 1, 2008, guidelines contained in the following MFRS, issued by the CINIF, became effective. The Company considers that the adoption of these MFRS guidelines will not have a material effect on the financial information presented in its financial statements and footnotes. The most relevant changes in comparison with the Mexican GAAP they supersede are the following:

5.
MFRS B-10 Effects of Inflation. This MFRS establishes that inflation accounting methods will no longer apply, except if any economic environment in which we operate qualifies as “inflationary” for purposes of MFRS. An environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three consecutive years (equivalent to an average of 8% in each year); the National Consumer Price Index (NCPI) or the Units of Investment (UDI) may be used to adjust; the valuation of inventories at replacement cost and imported assets is eliminated through specific indexing; and the results from holding accrued non-monetary assets (RETANM) and from the equity monetary position (REPOMO) to retained earnings are reclassified, by no longer using the heading of excess or deficit in the restatement of shareholders’ equity.

6.
MFRS D-3 Employee Benefits. The presentation of employee benefits is separated into three types, direct short-term and long-term benefits, termination benefits, and retirement benefits. The three types of employee benefits are recognized directly in results of operation, as actuarial gains or losses and termination benefits accrue. The recognition of an additional liability over the actual labor liability is eliminated, and now is charged as an expense instead of being amortized as intangible asset. The employee benefits include employee profit sharing.

7.
MFRS D-4 Taxes on Profits. Employee profit sharing is removed from the guidelines regarding income taxes. The tax on assets (IMPAC) is recognized as a tax credit and a deferred tax asset only in those cases when there is a probability of recovery against tax gain in future years; it establishes when the initial application of this standard should be made on a retroactive basis; and the cumulative effect of income tax on retained earnings is reclassified in certain circumstances.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

8.
MFRS B-2 Statement of Cash Flow. The base monetary unit used for the preparation of financial statements is the Mexican peso, independent of whether there are economic conditions that merit the recognition of the effects of inflation on the financial information; operating activities should be presented in accordance with: i) the direct method, whereby the main categories of charges and payments associated with operating activities are presented separately; ii) the indirect method, whereby the net income or loss is reconciled with the cash flow from operating activities. This reconciliation is made by adjusting net income or loss with the following effects a) changes made during the period in assets and liabilities related to operations, b) items from operations not requiring cash, and c) any other item in results from operations whose monetary effects are considered cash flows from investment or financing activities. Both methods determine cash flows from operating activities and cash flows from investment and financing activities. Furthermore, the MFRS establishes specific rules for converting cash flows from subsidiaries that are considered foreign entities.

NOTE 4 ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The consolidated balance sheets as of December 31, 2007 and 2006 include the following assets and liabilities in thousands of US dollars, valued at the closing year-end foreign exchange rates of Ps 10.9169/US$1.00 and Ps 10.8755/US$1.00, respectively:

	2007		2006
Cash and marketable securities	US$	68	US$	151
Liabilities		-		-
Net asset position	US$	68	US$	151

As of February 13, 2008, the foreign-exchange rate was Ps 10.7465/US$1.00.

The net book value of the Company’s property and equipment denominated in US dollars as of December 31, 2007 and 2006 was as follows:

	2007		2006
Plant equipment	US$	1,552	US$	1,867
Studio equipment		1,051		1,313
Helicopters		881		1,131
Other		100		767
	US$	3,584	US$	5,078

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

NOTE 5 CASH AND TEMPORARY INVESTMENTS

At December 31, cash and temporary investments consisted of the following:

	2007		2006
Cash	Ps	3,102	Ps	4,847
Short-term temporary investments		163,909		96,894

	Ps	167,011	Ps	101,741

Temporary investments as of December 31, 2007 and 2006 consisted primarily of deposits at fixed interest rates and with maturities of less than 90 days. The Company invests its temporary excess cash in these deposits.

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

During the years ended December 31, 2007, 2006 and 2005, the Company conducted the following transactions with related parties:

		2007		2006		2005
Income:

Sale of customer portfolio	(a)	Ps	-	Ps	12,451	Ps	-
Sale of airtime and services rendered			43		55		235
Sale of equipment			554		1,155		46
Leases			-		-		313
Sundry income from shareholders	(b)		1,659		4,717		2,111
Expenses:
Purchase of airtime and services received			(869)		(1,363)		(8,005)
Commissions paid and other services	(c)		(13,755)		(17,312)		(5,770)

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

(a)
During December 2006, the Company entered into an agreement for the sale of the right to collect its past-due customer accounts receivable from 2004, with an entity that is owned by Francisco Aguirre Gómez. The portfolio of accounts receivable totaled Ps 40,328 and the agreed-upon payment for it was Ps 12,151. The resulting loss of Ps 27,877 was recognized as a financing cost in the results of operation for 2006.

(b)
During the years ended 2007, 2006 and 2005, shareholders made personal use of goods and services the Company had acquired in barter transactions and paid the Company Ps 1,659, Ps 4,717, and Ps 2,111, respectively for the goods and services (see Note 3m).

(c)
On January 5, 2000 the Company entered into a contract with an entity owned by Francisco Aguirre Gómez, the president and a shareholder of the Company. This entity provides consulting services to the Company and sells airtime on behalf of the Company. As of December 31, 2007, 2006 and 2005, the Company incurred expenses for such services under this contract totaling Ps 3,604 (historical amount), Ps 7,888 (Ps7,602 historical amount) and Ps 5,744 (Ps 5,536 historical amount), respectively.

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 11 of the 108 affiliates in the network serviced by OIR at December 31, 2007 and 2006. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 12%, 13.7% and 18.9% of OIR revenue (or 0.3%, 0.3% and 0.5% of the Company’s total broadcasting revenue) for the years ended December 31, 2007, 2006 and 2005, respectively. The Company has provided administrative and other services to such family-owned stations in the OIR network and, under certain circumstances, has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

NOTE 7 OTHER RECEIVABLES

At December 31, the balances in other receivables consisted of the following:

	2007		2006

Francisco Aguirre, shareholder (1)	Ps	-	Ps	12,451
Zues Construcciones, S.A. de C.V. (2)		-		3,268
Officers and employees		1,322		1,059
Others (3)		3,341		2,589
	Ps	4,663	Ps	19,367

(1)
This balance is made up as follows: (a) according to Note 6a, an account receivable from the entity owned by Francisco Aguirre Gómez for Ps 12,151 as of December 31, 2006. This account was collected in January 2007.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

(2)
Zeus Construcciones, S.A. de C.V. is a company owned by Ana María Aguirre, a member of the Company’s board of directors and a principal shareholder. This balance resulted from a loan extended by the Company for Ps 3,150 (historical amount that accrues interest at 10.5% per annum and was paid in full in May 2007).

(3)	At December 31, 2007 and 2006, this amount includes Ps 1,597 and Ps 1,623 respectively, for receivables from shareholders for the use of goods and services acquired by the Company (see Note 6b).

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

On December 30, 1998, a rights-ceding contract was signed in which the Company replaced DESA, in order to continue the operation of the Station. Beginning in January 1999, various amendments were entered into, the last of which was entered into on September 7, 2004 and became effective on January 3, 2005 for a term of 48 months expiring on January 2, 2009. Under the amended agreement, the Company will be entitled to a monthly fee equal to the income minus US$ 284 during the period of the agreement. Additionally, guarantee deposits made pursuant to the original contract and the amendments were eliminated.

NOTE 9 INFORED PRODUCTION CONTRACT

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

The Production Contract, in addition to requiring the Company to continue paying Infored for the cost of producing its shows, required the Company to pay Infored an aggregate amount of approximately US$ 15,400 and Ps 4,938 (Ps 4,003 historical amount). Of this amount, US$ 4,400 and Ps 4,938 (Ps 4,003 historical amount) was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments is being amortized in equal monthly amounts through June 2015. In addition, the Company paid Infored monthly production fees based on the revenues derived from Monitor and the amount of budgeted expenses, which generally reflected increases due to Mexico’s inflation rate, to cover Infored’s radio programming operations.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

On December 23, 1998, the Company also transferred to Mr. Gutiérrez two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value. The Company continues rendering maintenance and transmission engineering services and leasing a broadcasting building for these stations under separate agreements. As of this date, no payment has been made for this consideration.

On May 7, 2002, Mr. Gutiérrez and Infored notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract entered into on December 23, 1998 and damages for alleged breach of contract, reimbursement of expenses and costs of the litigation.

Up to March 3, 2004, the Company has discontinued the production of the news program produced by Infored and conducted by Mr. Gutiérrez and will produce the program Monitor on its own.

On March 1, 2004 the International Chamber of Commerce (“ICC”) notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by Infored and Mr. Gutiérrez. By a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with Infored and Mr. Gutiérrez. As a result, the agreement was rescinded and Infored and Mr. Gutiérrez together were awarded Ps 267,073 (US$21,797), in damages, which represented the amount that the Company would have been required to pay under the contract, after taking into account prepayments made by the Company. Accordingly, the Company recorded a contingent liability for Ps 267,073 and the prepayment amount under the agreement, which as of December 31, 2003 was Ps 118,273 (Ps 104,572 historical amount), was written off. The total amount of the award amounted to Ps 385,346, which was recorded in the consolidated statement of income for the year ended December 31, 2003 as an extraordinary item.

On August 6, 2004, the Company challenged the validity of the arbitration award before the Mexican courts and brought a proceeding to nullify the arbitration award. On November 10, 2004, a Mexican judge set aside the arbitration award.

On December 3, 2004, Mr. Gutiérrez and Infored initiated an amparo proceeding to contest this ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. The court ruled in favor of Infored and Mr. Gutiérrez on August 11, 2005. The Company filed an appeal for review of this decision, The Company’s appeal  was suspended on February 15, 2006 while the National Supreme Court, in response to a motion by Infored and Mr. Gutiérrez, considered exercising its right to remove the case from the lower court. The National Supreme Court resolved, by a majority decision, not to exercise its right to remove the case from the lower court. Currently, the Company is awaiting the official publication of that ruling so that the appeal can be remanded to the Thirteenth Associate Civil Court of the First Circuit.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

On June 16, 2006, a Mexican court nullified and rejected the international arbitration award. As a result, the Company wrote off the provision of Ps 263,523 it had booked through December 31, 2005 and recorded it as a special item in the results from operations for the year ended December 31, 2006. However, in compliance with the MFRS B-3 effective in 2007, this item is now classified as an unusual item. Infored and Mr. Gutiérrez filed an appeal against this ruling.

Following an appeal by Infored and Mr. Guttiérrez, on January 30, 2007, the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court), in a 5-4 decision based on procedural grounds, reversed the decision of the Federal District’s Thirteenth Circuit Court of Civil Matters, which ratified a lower court’s decision to set aside the arbitration award. The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which will require the court to review the merits of the case.

On March 22, 2007, Infored and Mr. Gutiérrez sought to remove the case from the Thirteenth Circuit Court to a new court whose judges had not previously heard the case. The Federal District’s Fourth Circuit Court of Civil Matters determined that one of the three judges of the Thirteenth Circuit Court had a potential bias, ordered that judge be replaced by an officer of the court appointed specifically for that purpose and returned the matter to the Thirteenth Circuit Court, which issued a resolution on June 16, 2008 see Note 24. The Company can give no assurance about the outcome of these proceedings or their duration.

NOTE 10 PROPERTY AND EQUIPMENT

At December 31, 2007 and 2006, the balances in property and equipment consisted of the following:

	2007		2006		Depreciation (annual rate)
Buildings	Ps	343,505	Ps	342,770	2.22%
Transmission equipment		139,108		138,379	11.87%
Studio equipment		143,469		141,822	15.94%
Office furniture and equipment		49,850		49,490	16.48%
Computer equipment		79,311		76,564	32.22%
Transportation equipment		44,972		40,396	28.30%
Helicopters		36,135		36,135	18.18%
Leasehold improvements		13,322		13,062	5.00%
		849,672		838,618
Less accumulated depreciation		(574,379)		(544,501)
Land		149,333		149,333
Buildings held for sale, net 35,025				36,631
Equipment in transit		1,904		1,139
	Ps	461,555	Ps	481,220

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

During 2007, 2006 and 2005, Inmobiliaria Radio Centro, S.A. de C.V. owned the building in which the main executive offices and studios of the Company are located. Rental income from Maxcom, S.A. de C.V., a service supplier that rents part of the same building, for 2007, 2006 and 2005 amounted to Ps 261, Ps 254 and Ps 245, respectively.

During the years ended December 31, 2007, 2006 and 2005, the Company reviewed the net realizable value of the temporarily unoccupied buildings and determined an impairment charge was required in their book values for 2007, 2006 and 2005 in the amount of Ps 881, Ps 1,930 and Ps 834, respectively.

NOTE 11 DEFERRED CHARGES

At December 31, 2007 and 2006, deferred charges consisted of the following:

	2007		2006
Installation expenses	Ps	8.960	Ps	9,809
Licenses and patents		2,690		835
		11,650		10,645
Less accumulated amortization		(5,741)		(6,021)
		5,909		4,623
Labor liabilities (see Note 17): Intangible asset		138		8
	Ps	6,047	Ps	4,631

NOTE 12 EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES

On May 12, 1995 and January 9, 1996, the Company acquired 33% and 67%, respectively, of the outstanding shares of Radiodifusión Red, S.A. de C.V. The acquisition resulted in an excess of cost over book value amounting to Ps 498,874 (Ps 146,308 historical amount) and Ps 872,947 (Ps 313,101 historical amount), respectively. On September 30, 2001, the Company sold these shares to DESA, a subsidiary.

On December 31, 2001, the Company acquired Radio Sistema Mexicano, S.A. de C.V., which resulted in an excess cost over book value amounting to Ps 58,742.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V. and Palco Deportivo México, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On October 2, 2001, Servicios Corporativos Palco, S.A. de C.V. merged with Promo Red, S.A. de C.V. These acquisitions generated an excess cost over book value amounting to Ps 51,737 (Ps 38,715 historical amount).

On November, 30, 2005 the Company acquired a 100% holding of GRC Radiodifusión, S.A. de C.V., whose business activity is leasing air and ground equipment to Grupo Radio Centro and GRC Publicidad, S.A. de C.V. This acquisition generated an excess cost of 100% of the entity acquired over the value of the assets acquired and debt assumed from GRC Radiodifusión, S.A. de C.V. amounting to Ps 8,349.

On January 9, 2007 the Company acquired GRC Comunicaciones, S.A. de C.V. This acquisition generated an excess cost over book value amounting to Ps 129.

Through December 31, 2004, the excess cost of the determined net book value in the above mentioned acquisitions, was amortized over 20 years as of the acquisition date. As of January 1, 2005, the excess cost is no longer amortized but is now subject to annual impairment testing, in compliance with Bulletin C-15.

As of December 31, 2007 and 2006, goodwill recorded in the amount of Ps 828,863 and Ps 828,734, respectively, was not subject to impairment and consisted of the following:

Resulting from the acquisition of:	Amount

Radiodifusión Red	Ps	744,869

Radio Sistema Mexicano, S.A.		37,927

Enlaces Troncales, S.A. de C.V.		35,321

GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)		8,350

Others		2,396
	Ps	828,863

NOTE 13 ADVANCES FROM CUSTOMERS

Advances from clients amounted to Ps 124,418 in 2007 and Ps 132,546 in 2006, representing future airtime services. These advances are recognized as income when the corresponding airtime is broadcast. For tax purposes, income is recognized when the advances are received.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

NOTE 14 SUPPLIERS AND OTHER ACCOUNTS PAYABLE

At December 31, 2007 and 2006, suppliers and other accounts payable consisted of the following:

	2007		2006
Media and service suppliers	Ps	47,044	Ps	36,933
Salaries and fees payable		7,058		9,139
Employee profit sharing		1,091		918
Other		227		266
	Ps	55,420	Ps	47,256

NOTE 15 INCOME TAXES AND OTHER TAXES PAYABLE

At December 31, 2007 and 2006, income tax and other taxes payable consisted of the following:

	2007		2006
Taxes on wages and salaries	Ps	5,092	Ps	5,406
Value-added tax		24,237		40,723
Income tax		20,027		43,409
Other tax withholdings		1,491		1,293
	Ps	50,847	Ps	90,831

NOTE 16 SENIORITY PREMIUMS AND PENSIONS

As of December 31, 2007, the Company maintained a reserve to cover seniority premiums, pension plan liabilities and a reserve to cover, under certain circumstances, severance payments to cover employee termination. The amount of the reserves is determined through actuarial studies using the projected unitary cost method, in accordance with MFRS.

The actuarial calculations as of December 31, 2007 and 2006 are summarized below:

	2007
	Seniority premium		Pension plan		Severance payments		Total		2006
Changes in projected-benefit liabilities	Ps	28,931	Ps	1,661	Ps	8,575	Ps	39,167	Ps	38,754
Service cost		1,600		89		501		2,190		2,242
Interest cost		909		65		265		1,239		1,202
Actuarial gain		1,815		1,038		1,451		4,304		(2,488)
Benefits paid		(528)		(1,061)		-		(1,589)		(544)
Projected-benefit liabilities at the end of the year	Ps	32,727	Ps	1,792	Ps	10,792	Ps	45,311	Ps	39,167
Plan assets	Ps	-	Ps	-	Ps	-	Ps	-	Ps	-
Liability substitution	Ps	32,727	Ps	1,792	Ps	10,792	Ps	45,311	Ps	39,167
Unrecognized net actuarial loss	Ps	-	Ps	-	Ps	-	Ps	-	Ps	-
Unrecognized prior service costs		(6,172)		1,191		(7,266)		(12,247)		(7,315)
Additional provision (1)		-		-		-		-		8,179
Net projected asset	Ps	38,899	Ps	601	Ps	18,058	Ps	57,558	Ps	54,661
Obligations from actual benefits	Ps	30,083	Ps	1,620	Ps	10,204	Ps	42,627	Ps	36,819
Additional liability	Ps	29	Ps	1,018	Ps	-	Ps	1,047	Ps	44
Intangible assets (see Note 12)	Ps	-	Ps	138	Ps	-	Ps	138	Ps	8
Total labor liabilities	Ps	38,928	Ps	1,619	Ps	18,058	Ps	58,605	Ps	54,706

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

(1) In 2006, Company management recorded an additional liability for severance payments for dismissals since part of the personnel is at retirement age.

Weighted-average assumptions as of December 31,

	2007
	Seniority premium	Pension Plan	Severance payments	2006

Discount rate (real rates)	4.00%	4.00%	4.00%	4.00%
Increase in compensation rates (real rates)	1.00%	1.00%	1.00%	1.00%
Amortization period of the transition liability (years)	6.96	6.96	12.99	6.96 & 12.99 years

Components of net cost of benefits for the year

	2007
	Seniority premiums		Pension Plan		Severance payments		Total		2006		2005

Labor cost	Ps	1,600	Ps	89	Ps	501	Ps	2,190	Ps	2,245	Ps	10,837
Financing cost		909		65		265		1,239		1,202		1,189
Amortization of prior year service cost		1,968		20		(932)		1,056		2,130		2,136
Adjustment to the liability not derived from the actuarial calculation		-		-		-		-		8,179		-
Net cost for the year	Ps	4,477	Ps	174	Ps	(166)	Ps	4,485	Ps	13,753	Ps	14,162

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

NOTE 17 SHAREHOLDERS’ EQUITY

The shareholders of the Company approved the following changes in the Company’s capital structure.

During 2007:

a) Payment of dividends in the amount of Ps 71,934.

During 2006:

a)	Repurchase on the open market of 918,800 shares, which represent 0.564% of outstanding shares for Ps 9,117.

b)	Sale on the open market of 918,800 shares, which represent 0.564% of outstanding shares, amounting to Ps 0,459.

c)	Capital reduction of Ps 128,545 (Ps 120,096 historical amount), with no cancellation of the respective shares.

d)	Capitalization of restatement effects, which caused an increase in nominal capital stock for Ps 337,060.

During 2005:

a)	Sale on the open market of 172,000 shares, which represent 0.001% of the outstanding shares for Ps 1,553.

After the aforementioned changes, as of December 31, 2007, the capital stock of the Company was comprised of 247,414,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,724,561 shares were outstanding and fully paid for and 84,690,207 shares were treasury shares. Shares of stock may be owned only by Mexican investors. Capital stock is represented by shares with no par value and valued as follows:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

	Number of Shares

Total authorized capital stock		247,414,768

Treasury shares		(84,690,207)
Total outstanding capital stock		162,724,561
Fixed capital stock, subscribed paid for	Ps	1,056,119

Increase from restatement to express in constant Mexican pesos with purchasing power as of December 31, 2007		74,291
	Ps	1,130,410

The changes in the number of outstanding shares as of the years ended December 31, 2007 and 2006, were as follows:

	2007	2006

Shares outstanding at the beginning of the year	162,724,561	162,552,561
Shares outstanding at the end of the year	162,724,561	162,724,561
Capital stock at the end of the year expressed in constant Mexican pesos with purchasing power as of December 31, 2007	Ps 1,130,410	Ps 1,130,410

Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2007 and 2006 was Ps 48,729 and Ps 27,193, respectively.

If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN in Note 18).

NOTE 18 INCOME TAXES

In accordance with tax legislation effective through December 31, 2007, companies must pay the greater of income tax (ISR) and taxes on assets (IMPAC). The ISR rate is 28% for 2007 (29% in 2006). The IMPAC rate is 1.25% on restated assets with no deductions (from 1.8% in 2006 considering the deduction of certain liabilities).

In accordance with tax legislation effective through January 1, 2008, companies must pay the greater of income tax (ISR) and the Flat Rate Business Tax (IETU). The ISR rate is 28% for 2008. The IETU rate is 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and subsequent years.

a) Income tax, tax on assets, and employee profit sharing

Taxable income differs from accounting income due both to (i) permanent differences, principal among which are the treatment of non-deductible expenses (primarily for goodwill) and the reflection in the income statement of the effects of inflation and (ii) timing differences affecting accounting and taxable income in different periods.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

A reconciliation of the statutory rate to the effective for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Statutory tax rate	28.0%	29.0%	30.0%
Difference between the annual inflation adjustment and the effects of net monetary position	1.02	(1.25)	(10.80)
Write-off of liabilities	-	(15.48)	-
Tax losses	-	(3.69)	-
Other	1.43	(1.37)	-
Nondeductible expenses	0.88	1.76	5.80
Effective income tax rate	31.33%	8.97%	25.0%

Provisions for income tax and employee profit sharing for the years ended December 31, 2007 and 2006 are as follows:

	2007		2006		2005

Current income tax payable	Ps	45,813	Ps	77,452	Ps	32,951
Amortization of tax losses		-		-		(12,810)
Deferred income tax (benefit) expense		(4,259)		(34,508)		3, 009

Total income tax		41,554		42,944		23,150
Current employee profit sharing, as of 2007 presented in other expenses (see Note 3-t-2)		1,103		923		298
	Ps	42,657	Ps	43,867	Ps	23,448

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

As of December 31, 2007 and 2006, the balance of deferred taxes (income tax and employee profit sharing), consists of the following components:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

	2007		2006

Property and equipment	Ps	(74,342)	Ps	(74,888)
Tax on assets		5,538		5,538
Advances from customers		56,990		57,197
Labor liabilities		16,035		15,304
Prepaid expenses and other items		(9,351)		(12,540)
Net deferred tax liability	Ps	(5,130)	Ps	(9,389)

In accordance with Mexico’s Income Tax Law, the Company pays an IMPAC in excess of income tax. This excess may be used to offset taxable income over payable in excess of the IMPAC in any one of the ten years following their generation. As of December 31, 2007, the tax on assets paid in excess of income tax was as follows:

Fiscal year incurred	Amount		Expiration year
2004	Ps	5,538	2010

The net fiscal profit account (the “CUFIN”) represents the amount of retained earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2007, this account amounted to Ps 314,227.

As of December 31, 2007, capital stock, restated for tax purposes, which constituted the paid-in account, amounted to Ps 1,281,922.

b)	Flat Rate Business Tax

During the fall of 2007, new tax laws were enacted, existing tax laws were amended and a presidential decree regarding the tax legislation was issued. Effective on January 1, 2008, the new tax legislation (i) replaced the tax on assets and (ii) established a new tax, the Flat Rate Business Tax “IETU”. The IETU is based on cash flows and certain restrictions for authorized deductions in addition to the granting of tax credits mainly in connection with inventories, salaries taxed for income tax purposes, social security contributions, tax losses arising from immediate deductions, recoverable asset tax, and deductions related to fixed asset investments and deferred charges and expenses.

Accordingly, effective as of January 1, 2008, companies will be required to pay the greater of IETU and ISR. If the IETU is applicable, the payment will be regarded as final, not subject to recovery in subsequent years (with certain exceptions).

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

The Company estimates that the tax payable in upcoming years will be income tax (not the IETU). Deferred taxes as of December 31, 2007 were booked on an income tax base.

NOTE 19 OTHER EXPENSES, NET

During the years ended December 31, 2007, 2006 and 2005 the principle transactions that generated other revenues and expenses are as follows:

		2007		2006		2005
Income:

Sales of supplies and recovery of expenses		Ps	2,197	Ps	5,381	Ps	2,161
Leasing and maintenance of properties			255		306		336
Tax recoverable					2,771		610
Gain from fixed asset sales			641		263		288
Other			2,324		2,187		1,642
Total other income			5,417		10,908		5,037

Expenses:
Fees to Executive Committee			(17,308)		(18,387)		(18,542)
Maintenance and leasing cost			(9,509)		(8,494)		(10,520)
Arbitration cost	(a)		(5,598)		(7,128)		(8,882)
Compliance with securities regulations and corporate restructuring expenses			(1,103)		(923)		(298)
Employee Profit Sharing (see Note 3-t-2)			(6,338)		(9,530)		(9,432)
Expenses related to celebration of the Company’s 60th anniversary.			-		(5,575)		-
Representation expenses			-		(9,856)		-
Internet subscription			(3,599)		(3,346)		(1,934)
Effect of valuing properties at net realizable value (see Note 10)			(6,887)		(1,930)		(834)
Other			(1,103)		(5,250)		(7,383)
Total other expenses			(51,223)		(70,419)		(57,825)
Other expense, net		Ps	(45,806)	Ps	(59,511)	Ps	(52,788)

a)	In 2007, 2006 and 2005, the Company paid legal fees in connection with the arbitration proceedings commenced by Infored and Mr. Gutiérrez in May 2002.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

NOTE 20 INVESTMENT IN GRC RADIODIFUSIÓN, S.A.

As mentioned in Note 1(b) and Note 12, on November 30, 2005, the Company acquired 100% of the shares of GRC Radiodifusión, S.A. for a purchase price in cash of Ps 11,685.

As of November 30, 2005, GRC Radiodifusión, S.A. had Ps 124,547 (Ps 61,572 historical amount) of tax loss carryforwards, of which as of December 31, 2006 and 2005, Ps 59,689 and Ps 64,858, respectively, were used to offset taxable income generated during those years.

NOTE 21 CONTINGENCY

As of December 31, 2007 and as of this date, the Company is involved in various legal proceedings related to labor claims initiated by former employees between 2000 and 2004 seeking payment of approximately Ps 48,996. The Company has not recorded a provision for these claims as the Company’s management believes that these cases will be resolved in favor of the Company.

NOTE 22 AUTHORIZATION FOR THE ISSUING OF THE FINANCIAL STATEMENTS

The accompanying financial statements were issued with the authorization of Mr. Pedro Beltrán Nasr, Chief Financial Officer, on February 13, 2008.

NOTE 23 SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND US GAAP

The accompanying financial statements of the Company are presented on the basis of MFRS.

Except for inflation accounting, MFRS are, in general terms, similar to generally accepted accounting principles in the United States (“US GAAP”). However, there are some areas in which MFRS differs from the requirements of US GAAP.

The major differences between MFRS and US GAAP are as follows:

Recognition of the effects of inflation on financial information:

The provisions of Bulletin B-10 and its amendments relating to the recognition of the effects of inflation on financial information have no counterpart under US GAAP. However, even though MFRS includes the effects of inflation in the primary financial statements, the US Securities and Exchange Commission does not require the reversal of the restatement of the financial statements recognizing the effects of inflation.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

Deferred income taxes:

Under MFRS the Company is required to recognize the income tax effects of the differences in bases of assets and liabilities for financial accounting and accounting for tax reporting purposes, similar to US GAAP.

MFRS requires that all deferred taxes be classified as long term on the balance sheet; however, under US GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting purposes. An analysis of the balance of deferred taxes in accordance with US GAAP, as of December 31, 2007 and 2006, is as follows:

	2007		2007		2006		2006
Current deferred tax:

Advances from customers	US$	5,220	Ps	56,990	US$	5,239	Ps	57,197
Prepaid expenses and provisions		(856)		(9,351)		(1,149)		(12,540)
Net current deferred asset	US$	4,364	Ps	47,639	US$	4,090	Ps	44,657
Non-current deferred tax
Recoverable tax on assets	US$	507	Ps	5,538	US$	507	Ps	5,538
Labor liabilities		1,469		16,035		1,402		15,304
Property and equipment, net		(6,810)		(74,342)		(6,860)		(74,888)
Net non-current deferred tax liability	US$	(4,834)	Ps	(52,769)	US$	(4,951)	Ps	(54,046)

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

In accordance with MFRS, the reduction in current and long-term debt due to restatement in constant Mexican pesos is presented as a resource applied to financing activities, and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, “Statement of Cash Flows,” under US GAAP, however, does not provide guidance with respect to inflation-adjusted financial statements. If the gain from the restatement of current and long-term debt and net monetary position were treated as a component of financing activities for US GAAP purposes, funds provided by operating and financing activities would be as follows:

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

	2007		2007		2006		2005
Operating activities:
Resources provided by operations, per MFRS	US$	14,060	Ps	153,489	Ps	264,788	Ps	149,819
Less - gain on monetary position on current and long-term debt		-		-		(4,763)		(6,111)
Resources provided by operations, per US GAAP	US$	14,060	Ps	153,489	Ps	260,025	Ps	143,708
Financing activities:
Resources applied to financing activities, per MFRS	US$	(6,590)	Ps	(71,942)	Ps	(251,143)	Ps	(65,686)
Plus — gain on monetary position on current and long-term debt		-		-		(4,763)		(6,111)
Resources applied to financing activities, per US GAAP	US$	(6,590)	Ps	(71,942)	Ps	(255,906)	Ps	(71,797)

Supplementalcash-flow information:
Interest paid	US$	139	Ps	1,517	Ps	11,189	Ps	17,559

Taxes paid	US$	5,809	Ps	63,412	Ps	34,043	Ps	41,492

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

Minority interest:

Under MFRS, the minority interest in subsidiaries must be included as a component of shareholders’ equity. In the statement of income, the minority interest in the consolidated net income is included in consolidated net income and the distribution between majority and minority interests is presented under consolidated net income in the statement of income.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

In accordance with US GAAP, minority interest in subsidiaries is generally shown under liabilities on the balance sheet. In the statement of income, the minority interest in the consolidated net income is presented as a reduction of consolidated net income.

Goodwill:

Under MFRS and US GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset (“goodwill”). Unlike under MFRS, under US GAAP, however, goodwill arising from entities under common control is not recognizable. In addition, under US GAAP, effective January 1, 2002, goodwill is no longer amortized but instead is tested for impairment at least annually. For MFRS purposes, through December 31, 2004, goodwill was amortized based on the estimated useful life of the assets calculated on the straight-line method. Bulletin C-15 took effect on January 1, 2005 and establishes, among other things, new principles for the calculation and recognition of impairment losses for long-lived assets, including any subsequent reversals of such impairment losses. Effective January 1, 2005, MFRS is consistent with US GAAP in that amortizing goodwill is no longer permitted.

The Company performed an analysis for impairment of its goodwill as of December 31, 2007, 2006 and 2005. There was no impairment charge required under MFRS or US GAAP at December 31, 2007, 2006 and 2005.

Book value of buildings held for sale:

Under the MFRS, the Company reviewed the net realizable value of the temporarily unoccupied buildings and records an impairment or an increase in the value. Under US GAAP, impairments on long-lived assets are required to be record;; it is not permitted to record any the increases in the value of such assets, and they also need to be classified separately on the balance sheet.

Other expenses, net:

Under MFRS, certain other (income) expenses net are classified as non-operating on the Company’s statement of income. Under US GAAP, most of these net expenses are classified as operating expenses.

Convenience statements:

The 2007 US dollar amounts (denoted by the symbol “US$”) shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 10.9169/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2007, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

The following is a summary of the estimated adjustments to net income (loss) and shareholders’ equity that would have been required had the Company applied US GAAP instead of MFRS:

	2007		2007		2006		2005
Net income (loss), as recorded under MFRS	US$	8,349	Ps	91,119	Ps	434,748	Ps	70.099

US GAAP adjustments:
Minority interest		(2)		(21)		(63)		(16)

Net income under US GAAP	US$	8,347	Ps	91,098	Ps	434,685	Ps	70,083

Net income per share (basic and diluted) under US GAAP	US$	0.05	Ps	0.55	Ps	2.67	Ps	0.43

Average common shares outstanding (000’s)		162,724		162,724		162,500		162,657

	2007		2007		2006		2005
Shareholders’ equity under MFRS	US$	128,794	Ps	1,406,025	Ps	1,387,446	Ps	1,081,619
US GAAP adjustments:
Increase in book value of buildings held for sale (Note 10)		(802)		(8,760)		(8,760)		(8,760)
Minority interest		(62)		(680)		(667)		(604)
		(864)		(9,440)		(9,427)		(9,364)
Shareholders’ equity under US GAAP	US$	127,930	Ps	1,396,585	Ps	1,378,019	Ps	1,072,255

In the income statement certain other (income) expenses, net are classified as non-operating under MFRS. Under US GAAP, these items should be included or excluded as operating expenses, as applicable.

As mentioned in Note 9, the Company reversed the contingency provision, including accrued interest, which totaled Ps 263,523 (Ps 253,976 nominal amount) at December 31, 2006. In accordance with the MFRS, this reversal was recorded as an extraordinary item in the Company’s consolidated statement of income for the year ended December 31, 2006. However, in compliance with the MFRS B-3, this item is now classified as an unusual item. In accordance with US GAAP, this reversal should be recorded as an operating income.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

The following is a reconciliation of operating (loss) income:

	2007		2007		2006		2005
Operating income under MFRS	US$	16,885	Ps	184,329	Ps	313,522	Ps	159,816

Other expenses, net		(4,196)		(45,806)		(59,511)		(52,490)

Unusual item (Note 9)		-		-		263,523		-

Operating income under US GAAP	US$	12,689	Ps	138,523	Ps	517,534	Ps	107,326

Under MFRS and U.S. GAAP, the basic net income per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing the net income available to common shareholders, adjusted on an “as if” converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

For the years ended December 31, 2007, 2006 and 2005, there were no outstanding potential dilutive securities of the Company.

Recognition of tax uncertainties.

Under US GAAP, FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. MFRS does not have any equivalent rule. Under FIN 48, there was no impact on the financial statements of the Company.

Effect of recently issued U.S. Accounting Standards:

New accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. This Statement will be effective for the Company’s year ending December 31, 2008. Upon adoption, the provisions of SFAS No. 157 are to be applied prospectively with limited exceptions. Company management does not expect this Statement to have a significant impact on the Company’s financial statements as a difference between MFRS and US GAAP.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement", (SFAS No. 158). SFAS No. 158 require that companies with single-employer defined benefit pension plans or other postretirement benefit plans recognize the funded status of their plans as a net asset or net liability. Prior to SFAS 158, these amounts were reported in the footnotes to the financial statements. This Statement will be effective for the Company’s year ending after June 15, 2007. Company management does not expect this Statement to have a significant impact on the Company’s financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, "Business Combinations", (SFAS No. 141R). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. This Statement will be effective for the Company’s year ending December 31, 2009. Company management does not expect this Statement to have a significant impact on the Company’s financial statements as a difference between MFRS and US GAAP. However, the impact cannot be determined until such time as a business combination transaction occurs.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006, and 2005

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51", (SFAS No. 160). The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. This Statement will be effective for the Company’s year ending December 31, 2009. Company management does not expect this Statement to have a significant impact on the Company’s financial statements as a difference between MFRS and US GAAP.

The Financial Accounting Standards Board, the Emerging Issues Task Force (EITF) and the Securities and Exchange Commission have issued certain other accounting pronouncements and regulations as of December 31, 2007 that will become effective in subsequent periods; however, Company management does not believe that any of those pronouncements would have significantly affected the Company’s financial statements or disclosures had they been in effect during 2007, and it does not believe that any of those pronouncements will have a significant impact on the Company’s financial statements at the time they become effective as a difference between MFRS and US GAAP.

NOTE 24 SUBSEQUENT EVENT

With regard to the arbitration proceeding that Infored, S.A. de C.V. (“Infored”) and José Gutiérrez Vivó initiated against the Company in 2002 and described in Note 9, on June 12, 2008, the Thirteenth Circuit Court of Civil Matters overturned the prior ruling related to the nullification and rejection of the international arbitration award and granted an amparo to Infored and to Mr. Gutiérrez Vivó by overturning the Company’s amparo, ruling that the arbitration is enforceable in Mexico. The June 12, 2008 ruling does not impose a payment obligation on Grupo Radio Centro, S.A.B. de C.V. Procedings for enforcement of the award are pending. The Company plans to challenge the validity of the arbitration award in the Mexican courts. As a result, the Company does not consider it necessary to record a provision for this matter.

SIGNATURE

The registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2008

GRUPO RADIO CENTRO, S.A.B. de C.V.

By:	/s/ Pedro Beltrán Nasr
Pedro Beltrán Nasr
Chief Financial Officer