Form 20-F
period 2008-12-31
GRUPO RADIO CENTRO SAB DE CV
filed 2009-06-29
CIK 906526

As filed with the Securities and Exchange Commission on June 29, 2009
Ine`
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act     of 1934.  ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):  Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐   International Financial Reporting Standards ☐      Other  ☒

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

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its financial statements in Mexican pesos.  Our financial statements have been prepared in accordance with the Mexican Financial Reporting Standards, or MFRS, issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (Mexican Board for Research and Development of Financial Information Standards).

Through the end of 2007, MFRS required us to recognize certain effects of inflation in our financial statements by restating financial statements from prior periods in constant pesos as of the end of the most recent period presented.  Due to a change in MFRS effective January 1, 2008, we are no longer required to recognize the effects of inflation in our financial statements, unless the economic environment qualifies as “inflationary.”  Because of the relatively low level of inflation in recent years, the Mexican economy did not qualify as inflationary in 2008.  As a result, we are presenting our 2008 financial statements without inflation accounting.  We have not restated financial statements for prior periods; therefore, financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 13.832 to U.S.$ 1.00, the noon buying rate for pesos at December 31, 2008, as published by the Federal Reserve Bank of New York.  The translation to U.S. dollars at the December 31, 2008 exchange rate may not represent accurately the financial condition of the Company in U.S. dollar terms as of a subsequent date.  On June 19, 2009, the noon buying rate for pesos was Ps. 13.34 to U.S.$ 1.00.  See Item 3, “Key Information—Exchange Rate Information,” for information regarding exchange rates since January 1, 2004.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated.  This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Annual Report.  Grupo Radio Centro’s financial statements are prepared in accordance with MFRS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).  Note 21 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, including differences related to certain cash flow information and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

For dates and periods prior to 2008, Grupo Radio Centro’s financial statements were prepared giving effect to Bulletin B-10, Recognition of the Effects of Inflation, and Bulletin B-12, Statements of Changes in Financial Position, under MFRS.  Bulletin B-10 provided for the recognition of certain effects of inflation by requiring Grupo Radio Centro to restate non-monetary assets and liabilities using the Mexican Consumer Price Index, or INPC, to restate the components of shareholders’ equity using the INPC, to restate its fixed assets using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities.  Bulletin B-12 required that the statement of changes in financial position reconcile changes from the restated historical balance sheet for the prior year to the current balance sheet.  For dates and periods prior to 2008, the selected consolidated financial information set forth below, and data in the related Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2007.

Due to the adoption of MFRS B-10, effective January 1, 2008, inflation accounting methods do not apply unless the economic environment in which the Company operates is “inflationary” for purposes of MFRS.  An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years.  Because of the relatively low level of Mexican inflation in recent years, the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the Mexican economic environment as inflationary.  As a result, we have not applied the effects of inflation accounting to our financial information in 2008.  In our financial information for 2008, inflation adjustments for prior periods have not been removed from shareholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by MFRS.  See Item 5, “Operating and Financial Review and Prospects—Effects of Inflation.”

	Year Ended December 31,
	2008(1)		2008		2007		2006		2005		2004
	(in thousands, except per ADS data)
Operating Data:
MFRS:
Broadcasting revenue	US $	53,145	Ps.	735,105	Ps.	654,760	Ps.	825,590	Ps.	638,204	Ps.	615,389
Broadcasting expenses (2)(3)		32,703		452,350		421,970		460,072		423,857		440,397
Broadcasting income		20,442		282,755		232,790		365,518		214,347		174,992
Depreciation and amortization(4)		2,293		31,720		33,687		37,183		39,957		35,219
Corporate, general and administrative expenses(3)		1,045		14,461		14,774		14,813		14,575		23,882
Operating income		17,104		236,574		184,329		313,522		159,816		115,891
Comprehensive cost of financing		556		7,678		5,850		39,842		13,779		20,277
Other expenses, net		4,112		56,880		45,806		59,511		52,490		51,522
Extraordinary item(5)		-		-		-		263,523		-		-
Net income (loss)(6)		9,165		126,765		91,119		434,748		70,099		22,085
Minority interest		3		45		21		63		16		2
Net income (loss) per ADS(6) (7)		0.51		7.01		5.04		24.08		3.88		1.22
Common shares outstanding(7)		162,725		162,725		162,725		162,500		162,657		162,560
U.S. GAAP:
Broadcasting revenue	US $	53,145	Ps.	735,105	Ps.	654,760	Ps.	825,590	Ps.	638,204	Ps.	615,389
Operating (loss) income (5)		12,992		179,694		138,523		517,534		107,326		52,581
Net income (loss)(6)		9,162		126,720		91,098		434,685		70,083		13,320
Net income (loss) per ADS(6) (7)		0.51		7.01		5.04		24.08		3.88		0.74
Dividends per ADS(7) (8)		0.42		5.53		5.53		4.01		-		-

Balance Sheet Data:
MFRS:
Working capital	US $	15,382	Ps.	212,776	Ps.	170,056	Ps.	133,545	Ps.	(123,008)	Ps.	(199,557)
Property and equipment, net		33,620		465,034		461,555		481,220		513,259		545,486
Excess cost over fair value of assets of subsidiaries		59,924		828,863		828,863		828,734		828,734		820,367
Total assets		126,057		1,743,638		1,700,445		1,722,173		1,709,011		1,656,558
Long-term debt excluding current portion		-		-		-		-		61,128		126,331
Total debt(9)		-		-		-		-		122,255		189,495
Shareholders’ equity(10)		103,584		1,432,790		1,406,025		1,387,446		1,081,619		1,009,971
U.S. GAAP:
Total assets		130,231		1,801,377		1,779,008		1,763,734		1,750,572		1,698,120
Shareholders’ equity (10)		102,899		1,423,305		1,396,585		1,378,019		1,072,255		1,000,623

(1)
Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 13.832 per U.S. dollar, the noon buying rate for pesos on December 31, 2008, as published by the Federal Reserve Bank of New York.  See “—Exchange Rate Information.”

(2)	Excludes depreciation, amortization and corporate, general and administrative expenses.
(3)	Certain amounts in the 2005 and 2004 financial statements, as originally issued, have been reclassified for uniformity of presentation with the 2008, 2007 and 2006 financial statements.
(4)
For purposes of uniformity with the presentation of the 2008, 2007, 2006 and 2005 financial statements, goodwill amortization has been reclassified for 2004, and the charge to income in 2004 from the amortization of goodwill in the amount of Ps. 72.1 million has been reversed.

(5)
The extraordinary item recorded in 2006 reflects the reversal in June 2006 of a provision for the contingent liability related to an arbitration proceeding.  See Item 5, “Operating and Financial Review and Prospects—Loss Contingency” and Item 8, “Financial Information—Other Information—Legal and Arbitration Proceedings.”

(6)
In accordance with then-applicable MFRS, net income for dates and periods prior to 2008 does not give effect to minority interest.  Net income under U.S. GAAP and, for dates and periods beginning in 2008 under MFRS, does give effect to minority interest.  See Note 21 to the Consolidated Financial Statements.

(7)
Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both MFRS and U.S. GAAP and dividends per ADS under U.S. GAAP.

(8)
The Company declares dividends in any particular year for the immediately preceding fiscal year.  On April 13, 2009, the Company paid dividends in the aggregate amount of Ps. 100.0 million with respect to 2008.  In 2008, the Company paid dividends in the aggregate amount of Ps. 100.0 million with respect to 2007.  In 2007, the Company paid dividends in the aggregate amount of Ps. 71.9 million with respect to 2006.  The Company did not pay any dividends in 2005 with respect to 2004 or in 2006 with respect to 2005.

(9)
Total debt consists of bank debt.   On March 26, 2009, the Company incurred Ps. 200 million in indebtedness.  See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Credit Facility.”

(10)	In 2006, the Company reduced its capital by Ps. 128.5 million (Ps. 120.0 million nominal amount) through cash payments to its shareholders equal to that amount.

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

Period	Exchange Rate(1)
Year Ended December 31,	High	Low	Average(2)	Period End
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83

Month Ended 2008:
December 31	13.83	13.09

Month Ended 2009:
January 31	14.27	13.35
February 28	15.09	14.19
March 31	15.48	13.91
April 30	13.89	13.05
May 31	13.82	12.88

(1)	Sources: Federal Reserve Bank of New York and the U.S. Federal Reserve Board.
(2)	Average of month-end rates.

On June 19, 2009, the noon buying rate was Ps. 13.34 to U.S.$ 1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of Series A Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) and the price of American Depositary Shares, or ADSs, on the New York Stock Exchange (NYSE).  The Company pays cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion by Citibank N.A., as depositary for the ADSs (the Depositary), of cash dividends on the Series A Shares underlying the certificados de participación ordinaria (ordinary participation certificates, or CPOs) represented by the ADSs.

RISK FACTORS

Risks Relating to Our Operations

Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change.  There can be no assurance that increased competition within, or a decline in the popularity of, a given format will not decrease our aggregate audience share in the future.  In addition, we face strong competition for advertising revenues from both television and various print media.  If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

If we lose one or more of our key customers, we could lose a significant amount of our revenue

Our two largest individual customers in 2007 and 2008 were Nueva Wal Mart de México, S.A.B. de C.V. (“Nueva Wal Mart”) and Tiendas Comercial Mexicana, S.A.B. de C.V. (“Comercial Mexicana”). In 2008, Nueva Wal Mart represented 6.6% and Comercial Mexicana represented 3.7% of our total broadcasting revenue.  In 2007, Nueva Wal Mart represented 5.6% and Comercial Mexicana represented 4.2% of our total broadcasting revenue.  Our two largest individual customers in 2006 were Compañía Cervecera del Trópico, S.A. de C.V. and Comercial Mexicana, representing 3.7% and 3.4%, respectively, of our total broadcasting revenue.  In 2006, Gigante, S.A. de C.V. was also a large individual customer, accounting for 2.3% of our total broadcasting revenue.  The companies comprising Grupo Cifra and Grupo Carso are also key customers, representing 7.7% and 7.3%, respectively, of our total broadcasting revenue in 2008.

In October 2008, Comercial Mexicana’s parent company, Controladora Comercial Mexicana, S.A.B. de C.V., defaulted on certain of its debt and filed for bankruptcy protection in the Mexican courts.  Although Comercial Mexicana has continued to purchase advertising from us, we cannot predict how the restructuring of Controladora Comercial Mexicana, S.A.B. de C.V. will affect Comercial Mexicana or its continued relationship with us.  We also cannot assure you that Nueva Wal Mart, Comercial Mexicana or the companies comprising Grupo Carso and Grupo Cifra will continue to purchase advertising from us at current levels or at all.  The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations.

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

The decrease in advertising expenditures by political campaigns will substantially reduce our revenue

Historically, our business has been affected significantly by the advertising expenditures of political parties during congressional elections that occur every three years, including 2003 and 2006, and during presidential elections that occur every six years (coinciding with congressional elections), including in 2000 and 2006.  In 2006, advertising by political parties accounted for 19.0% of total broadcasting revenue.  Mexico implemented electoral reform by amending its constitution in November 2007 and adopting an electoral code in January 2008.  The constitutional amendment and the electoral code prohibit political parties from directly or indirectly purchasing broadcast time on any radio or television station.  In addition, private individuals and entities are prohibited from purchasing advertising on radio or television aimed at influencing voter preferences.  As a result of this change in law, we no longer receive revenues from advertising by political campaigns, which will materially impact our revenues during election years.

The Mexican Federal Competition Commission may prohibit us from making additional investments in radio operations in Mexico

We, like all Mexican radio licensees, are subject to regulation by several Mexican governmental agencies.  As a result of such regulation, radio licenses are subject to review and possible revocation, and licensees are prohibited from transferring or assigning their radio broadcasting licenses without prior governmental approval of both the transfer and its terms.  As a result of the increase in our share of the Mexico City radio market following the acquisition of Radiodifusión RED, S.A. in 1996, we are required by the Mexican Comisión Federal de Competencia (Federal Competition Commission) to seek its prior approval in connection with any future investments in radio operations in Mexico, including, without limitation, purchases and leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share.  To the best of our knowledge, other Mexican radio broadcasting companies are not generally subject to this requirement.  No assurance can be given that we will be permitted by the Federal Competition Commission to make any particular investment should we desire to do so.

If the Mexican government does not renew our broadcasting licenses, our business could be harmed

To broadcast commercial radio in Mexico, a broadcaster must have a license from the Secretaría de Comunicaciones y Transportes (Secretary of Communication and Transportation, or “SCT”).  Because the SCT generally grants renewals to licensees that have substantially complied with applicable law, we expect that our future renewal applications will be granted.  However, if we were unable to renew these licenses in the future, our business could be significantly harmed.

We may be unsuccessful in addressing the challenges and risks presented by our investment in the United States

We recently began to provide programming to, and sell advertising time on, KMVN-FM, a radio station broadcasting in Los Angeles, California, that is owned by Emmis Communications Corporation.  Our investment in the United States may involve risks to which we have not previously been exposed and may present different or greater risks, including from competition and regulation, than those present in Mexico.  We cannot assure you that this investment will be successful.

The current credit crisis and unfavorable general economic and market conditions may negatively affect our liquidity, business, and results of operations, and may affect a portion of our client base

We cannot predict the effect on our customers and us of the continued credit crisis and related turmoil in the global financial system.  The risks associated with our business become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in advertising.  A decline in the level of business activity of our advertisers could have an adverse effect on our revenue and profit margins.  In response to current market conditions, customers may choose to make fewer expenditures, to slow their spending on or cancel our services or to seek contract terms more favorable to them.  Adverse economic conditions may also lead to an increase in the number of our customers that are unable to pay for services.  If these events were to occur, it could have a material adverse effect on our business and results of operations.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. Continued disruption of the credit markets could adversely affect our borrowing capacity.  Our ability to expand our business may be limited if, in the future, we were unable to access or increase our existing credit facilities on favorable terms or at all.  These disruptions could negatively affect our liquidity, business and results of operations.

If we are required by the Mexican courts to pay a pending arbitration award, it may have a material adverse effect on our financial condition

We are party to legal proceedings in Mexico relating to an arbitration award granted in 2004 against us in favor of Infored, S.A. de C.V. and Mr. José Gutiérrez Vivó.  If we are ultimately unsuccessful in challenging the enforcement of the arbitration award, we will be required to finance all or part of the amount due.  Our ability to obtain financing is subject to various factors, including general market conditions, our financial condition and results of operations and the fact that we have pledged substantially all of our assets under outstanding indebtedness.  Accordingly, we may not be able to obtain financing in a timely manner, or on acceptable terms, or at all.  If we incur additional indebtedness or we are unable to obtain financing when needed, our financial condition may be materially and adversely affected.

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

Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs.  These Aguirre family members have established a Mexican trust, which they control, that holds 84,020,646, or 51.6%, of all outstanding Series A Shares as of June 19, 2009.

Our bylaws include provisions that could delay or prevent a takeover and, thus, deprive you of a premium over the market price of the ADSs or otherwise adversely affect the market price of the ADSs

Our bylaws include certain provisions that could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders.  These provisions include restrictions on the acquisition, without the approval of the board of directors, of our shares or other securities representing 30% or more of our capital stock and restrictions on agreements and other arrangements, without the approval of the board of directors, for the exercise of voting rights in respect of shares representing 30% or more of our capital stock.  These provisions may deprive you of a premium over the market price of the ADSs or otherwise adversely affect the market price of the ADSs.

Future sales of Series A Shares by the controlling shareholders may affect future market prices of the Series A Shares, CPOs and ADSs

Actions by members of the Aguirre family, directly or through the Mexican trust through which they hold most of their Series A Shares, with respect to the disposition of their Series A Shares, may adversely affect the trading price of the Series A Shares or the CPOs on the Mexican Stock Exchange and the price of the ADSs on the NYSE.  There are no contractual restrictions on the rights of members of the Aguirre family to sell ADSs, CPOs or Series A Shares, other than those contained in our U.S.$ 21 million credit facility, which requires the Aguirre family to maintain 51% of our capital stock.

You may not be able to participate in any future preemptive rights offering and, as a result, your equity interest in the Company may be diluted

Under current Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not be legally permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission (SEC) with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933.  At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering.  Furthermore, under current Mexican law, sales by the Depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders are not possible.  As a result, the equity interest of ADS holders would be diluted proportionately.  In addition, preemptive rights will not arise under current Mexican law upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us.

Risks Relating to Mexico

Economic developments in Mexico may adversely affect our business

Our financial condition and results of operations are generally affected by the strength of the Mexican economy, as the demand for advertising, from which we derive revenue constituting the principal source of our earnings, generally declines during periods of economic difficulty.

In 2008, Mexico’s gross domestic product, or GDP, grew by 1.3% and inflation was 6.5%.  In 2007, Mexico’s GDP grew by 3.3% and inflation was 3.8%.  The Mexican economy is experiencing a downturn.  In 2009, according to preliminary estimates of the Mexican government, GDP is expected to decrease by 5.8% and inflation is expected to be 4.4%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

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

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates in the past.  The annual rate of inflation, as measured by changes in the INPC, was 6.5% for 2008.  Inflation for the first quarter of 2009 was 1.03%.  If inflation in Mexico does not remain within the government’s projections, we may not be able to raise our broadcast advertising rates to keep pace with inflation.  More generally, the adverse effects of high inflation on the Mexican economy may result in lower demand for broadcast advertising.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 7.7% during 2008.  On June 23, 2009, the 28-day Cetes rate was 4.72%.  High interest rates in Mexico could adversely affect our financing costs, and to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.  In 2008, the peso depreciated against the U.S. dollar at year-end by 26.6%, and the average value of the peso against the U.S. dollar during 2008 was 2.7% lower than in 2007.  In 2007, the peso depreciated against the U.S. dollar at year-end by 1.1%, and average value of the peso against the U.S. dollar during 2007 was 0.3% lower than in 2006.  In 2006, the peso depreciated against the U.S. dollar at year-end by 1.6%, and the average value of the peso against the U.S. dollar during 2006 was 0.28% lower than in 2005.  No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

In 2008, less than 10% of our operating costs was payable in U.S. dollars.  Our operating costs payable in U.S. dollars have increased in 2009 due to our new investment in a radio station in Los Angeles, California.  Although at December 31, 2008, we had no U.S. dollar-denominated indebtedness, we may incur U.S. dollar-denominated indebtedness in the future.  Declines in the value of the peso relative to the U.S. dollar increase our obligations payable in U.S. dollars, increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations.  Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue.  In 2008, the decline in the value of the peso relative to the U.S. dollar increased our operating costs related to XHFO-FM, a radio station we operate, by 1.9% (Ps. 0.7 million).

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer, or to convert pesos into, U.S. dollars and other currencies for the purpose of making timely payments of our obligations or operating costs payable in U.S. dollars.

Developments in other countries may affect the price of the ADSs

As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, for example, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries.  In the second half of 2008, the prices of Mexican securities decreased substantially as a result of the prolonged decline in the U.S. securities markets.  Adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy.  Prices of Mexican securities also dropped substantially as a result of developments in Russia, Asia, Brazil and Argentina in the late 1990s.  The Mexican securities markets also have been adversely affected by ongoing developments in the global credit markets.  We cannot assure you that events in other emerging market countries, in the United States or elsewhere, will not have a material adverse effect on our business, financial condition or results of operations.

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

In 1973, Grupo Radio Centro expanded its broadcasting activities by establishing three new FM radio stations, thus consolidating its position as the market leader in Mexico City radio broadcasting.  In 1989, the Aguirre family began a comprehensive process of corporate reorganization designed to consolidate Grupo Radio Centro’s radio operations under the common ownership of the Company and the family’s non-radio-related operations under the common ownership of another company controlled by the Aguirre family outside Grupo Radio Centro.  The purpose of the reorganization was to permit Grupo Radio Centro to focus on radio-related operations and to acquire the balance of shares of its radio broadcasting subsidiaries that were owned directly or indirectly by members of the Aguirre family outside Grupo Radio Centro.  As a result of the reorganization, the Company acquired substantially all of the shares of its radio broadcasting subsidiaries, with the last transfer of shares occurring in March 1993.  In the third quarter of 1993, the Company completed an initial public offering of its ADSs and CPOs, listing these securities on the NYSE and the Mexican Stock Exchange.  The Company completed a subsequent public offering of ADSs and CPOs during the third quarter of 1996.  On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, pursuant to the Company’s bylaws (see Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership”), were exchanged for Series A Shares held in the CPO Trust (see Item 9, “The Offer and Listing”).  In connection with the amended CPO trust arrangement, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol “RCENTRO.A” on June 30, 2003.  The Series A Share listing is deemed to include the CPOs, so the Series A Share trading line reflects trading of both Series A Shares and CPOs.

Capital Expenditures and Divestitures

Capital Expenditures

Capital expenditures were Ps. 26.8 million in 2008, Ps. 14.3 million in 2007 and Ps. 6.5 million in 2006.  In 2008, 2007 and 2006, capital expenditures were financed from working capital.  In 2008 and 2007, the Company’s principal capital expenditures were for transportation equipment, which consists primarily of promotional trucks and vans.  The increase in 2008 compared to 2007 was primarily due to increased expenditures related to the upgrade of the transportation equipment used in certain marketing subsidiaries and, to a lesser extent, by our executives.  In 2006, the Company’s principal expenditures were for broadcasting equipment and computer equipment.

Capital Divestitures

During 2008, the Company had capital divestitures in the amount of Ps. 3.4 million, principally related to the sale of transportation equipment.  During 2007, the Company had capital divestitures in the amount of Ps. 0.79 million, principally related to the sale of transportation equipment.  In 2006, the Company had capital divestitures in the amount of Ps. 1.1 million, principally related to the sale of used computer equipment and real estate.  See Notes 1 and 10 to the Consolidated Financial Statements.

BUSINESS OVERVIEW

Grupo Radio Centro is a leading radio broadcasting company in Mexico. For more than 30 years, the Company has been the leading radio broadcaster in terms of audience share in Mexico City, the most populous city in North America. Grupo Radio Centro’s principal activities are the production and broadcasting of music, entertainment, news and special event programs. The Company’s revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses. According to IBOPE AGB México (IBOPE), the Company’s Mexico City average audience share for the year ended December 31, 2008 was 42.9%, more than twice that of the next most popular radio broadcasting company in Mexico City for the same period. See “—Broadcasting Operations” and “—Competition.”

In Mexico, Grupo Radio Centro currently owns eight AM and five FM radio stations. The Company manages and operates an additional FM station.  Of these 14 radio stations, Grupo Radio Centro operates five AM and six FM stations, which are all in Mexico City.  The remaining three AM radio stations, including one in Mexico City, are managed and operated by third parties pursuant to operating agreements.

The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers.  According to IBOPE, for the year ended December 31, 2008, Grupo Radio Centro’s radio stations ranked as four of the top 10 FM radio stations (out of a total of 31 FM stations) and three of the top 10 AM stations (out of a total of 35 AM stations).  See “—Business Strategy.”

In the United States, we recently entered into an agreement with Emmis Communications Corporation (“Emmis”), a U.S. radio broadcasting company.  We have agreed to provide programming to and sell advertising time on KMVN-FM for up to seven years.  KMVN-FM is an Emmis-owned radio station broadcasting in Los Angeles, California, on the 93.9 FM frequency.  We began operating the station in the contemporary Spanish-language hits format on April 15, 2009.

In addition to its radio broadcasting activities, the Company, under the trade name Organización Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico.  At December 31, 2008, the Company had 108 affiliates in 76 cities throughout Mexico.

Business Strategy

The Company’s strategy is to optimize cash flow from operations by maintaining its leading market position.

Maintenance of Leading Market Position

The Company is focused on maintaining its current position as the leading radio broadcaster in Mexico City, offering advertisers top-ranked stations in almost all major station formats, including the following:

•	Grupera—Diverse Musical Genres,

•	Juvenil—Youth Oriented,

•	Spanish Language—Contemporary Music,

•	English Language—Classic Rock,

•	English Language—Contemporary Music,

•	Spanish Language—Classics, News/Talk Show, and

•	English Language—Music/News.

By maintaining a strong presence in the major station formats, management believes that the Company will maximize its share of total radio advertising expenditures.  Management bases such belief on the following rationales:  (i) a broadcaster’s revenue is correlated with its ability to maximize the number of listeners within an advertiser’s given demographic parameters, and (ii) the Company’s stations currently cover almost all of the demographic segments of the radio audience sought by advertisers.  In addition, by managing its stations as a portfolio and offering a broad range of advertising packages, the Company believes that it distinguishes itself from its smaller competitors, who cannot offer as comprehensive coverage of the Mexican radio audience.  The Company offers advertisers exposure to listening audiences targeted to correspond with the demographic profiles advertisers seek and provides advertisers with their choice of either focused or broad audience exposure across a comprehensive range of income classes and age groups.

In order to maximize the audience share of its portfolio of stations, the Company recognizes the need to be responsive to the requirements of its listeners and advertisers, tailoring its stations to the changing circumstances of the market.  The Company seeks to manage its station portfolio by balancing the mix of its station formats to correspond to the needs of the overall market and being proactive in the management of each individual station format and adjusting to the evolution of its particular market segment.

OIR Network Strategy

As a complement to its radio-broadcasting activities, Grupo Radio Centro operates and continues its efforts to expand its OIR radio network.  The Company simultaneously transmits its news program “La Red de Radio Red” from 5:45 a.m. to 10:00 a.m. to the 23 largest commercial markets in Mexico outside the Mexico City metropolitan area.  While increasing programming and service revenue, the operation of OIR also facilitates the Company’s overall marketing efforts, offering advertisers access to radio stations on a nationwide basis.   See “—OIR Network.”

Broadcasting Operations

Radio Stations

Except as noted, the following table sets forth certain information about the radio stations Grupo Radio Centro operates in Mexico City as of December 31, 2008:

Station	Frequency	Power (Watts)	Station Format	Total Market Rank(1)(2)	Total Audience Share(1)(3)	Band Rank(1)(4)	Target Demographic Segments
XEQR-FM	107.3 mhz	100,000	Grupera—Diverse Musical Genres	1	16.2%	1	13-44 years

XERC-FM	97.7 mhz	100,000	Juvenil—Youth Oriented	8	3.5%	7	8-34 years

XEJP-FM	93.7 mhz	100,000	Spanish Language—Contemporary Music	3	6.7%	3	18-44 years

XHFO-FM(5)	92.1 mhz	150,000	English Language—Classic Rock	5	5.2%	5	18-44 years

XHFAJ-FM	91.3 mhz	100,000	English Language—Contemporary Music	12	2.7%	11	13-24 years

XEQR-AM	1030 khz	50,000	Spanish Language—Talk Show	6	4.1%	1	25+ years

XEJP-AM	1150 khz	50,000	Spanish Language Classics	13	2.4%	2	35+ years

XERED-AM	1110 khz	100,000	News / Talk Show	30	0.7%	10	25+ years

XHRED-FM	88.1 mhz	100,000	News / English Language—Music	32	0.7%	21	25+ years

XERC-AM	790 khz	50,000	News	41	0.4%	17	25+ years

XEN-AM	690 khz	100,000	News / Talk Show	43	0.4%	18	25+ years

(1)	Source: IBOPE.
(2)	Total market rank is determined based on each station’s annual average share of the total radio audience.
(3)	Total audience share represents each station’s annual average share of the total radio audience.
(4)	Band rank is determined based on each station’s annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).
(5)
XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that was recently renewed for five years ending on January 2, 2014.  For the year ended December 31, 2008, XHFO-FM accounted for approximately 14.9% of Grupo Radio Centro’s broadcasting revenue.

Programming

The Company currently produces all of the programming for the stations it owns or operates.  The Company also provides programming to its network of affiliates.

The programming the Company produces includes playing recorded music, covering live music events (such as concerts), and airing special musical programs and news and talk show programs.  Through its Noticentro news division, the Company produces daily news programs consisting of three-minute updates and 10-minute summaries of local, national and international news that are broadcast through Formato 21, the Company’s 24-hour all-news station, and the majority of its other stations in Mexico City.

The Company’s programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers.  To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which regularly conducts door-to-door interviews throughout Mexico City), as well as commercially available data, to assess the listening habits and tastes of the Mexico City population.  Grupo Radio Centro conducted approximately 247,000 interviews in 2008 and 231,000 interviews in 2007.  The Company believes that no competitor has developed an internal research capability as extensive as its own.

Production and Transmission of Programming

Audio Engineering.  Grupo Radio Centro has 18 production studios in which musical material, advertisements, informational messages, news and promotional spots are recorded on hard drive, compact disk, and DVD-audio through the Maestro Automation System.  This system permits the direct transmission of audio recordings to the Company’s 33 workstations, where they are processed and sent to broadcast sites.

Grupo Radio Centro also maintains 13 on-air studios, each of which is linked to Grupo Radio Centro’s automated programming computer network via fiber optics.  Grupo Radio Centro’s primary studio operations are substantially fully digital and utilize state-of-the-art computer networks to record, schedule and play all news, music, promotional and advertising material.  Currently, the Company has a single high-speed computer network installed both in on-air studios and in production studios.

Grupo Radio Centro’s news division uses the News Room system, which enables news writers to provide radio announcers with information directly through scrolling text that runs across a flat-panel screen while the announcers are on air.  The system is used primarily in the Formato 21 radio station, but it also provides information to news centers in other radio stations.  The News Room system, which receives news reports from the Associated Press (AP), Agence France-Presse (AFP), Notimex and Reuters, has reduced considerably the amount of paper used during news programs.

During the second half of 2007, the Company replaced four analog mixer consoles with digital mixer consoles. These replacements were made at radio stations XEJP-AM, XERC-AM (two consoles) and at one studio. In 2008, the Company installed two digital mixer consoles used by OIR.

Transmission.  Each of the Company’s radio stations has a main transmitter and two back-up transmitters.  All AM transmitters incorporate solid-state design.  Each transmitter site has a diesel generator with automatic transfer that allows rapid switch to back-up power in case of a power outage.  In addition, the main FM transmitter facility is equipped with an uninterruptible power supply to prevent the loss of airtime during the transfer to back-up power.

Grupo Radio Centro uses multiplexed networks for transmission, which allows five of its AM stations to operate at three sites, each using one antenna.  Similarly, five FM stations are multiplexed in a common panel master antenna on the Cerro del Chiquihuite, which Grupo Radio Centro believes is ideally located at 540 meters above the average terrain level in Mexico City.  One FM radio station operated by the Company transmits from the World Trade Center building in Mexico City.

In 2007, the Company renovated a location to serve as an alternate transmission site for the Cerro del Chiquihuite plant and a back-up studio and production space.  This facility is equipped with two small production studios, six transmitter booths for talk show or news programs, and five workstations for music programs.  The facility also has a sophisticated multiplexing network for up to five stereo channels for the FM stations and six digital encoders/decoders to connect to the transmitting plants.  If there is an emergency, the alternate site can be controlled remotely from the XERC-FM, XEJP-FM and XEQR-FM radio stations in Mexico City.

In 2008, the Company began renovating an additional alternate transmission site for the studios of 11 of the Company’s Mexico City radio stations.  The alternate site, which was completed in 2009, is equipped with two small production studios, six transmitter booths for talk show and news programs, and five workstations for music programs.

In December 2008, the Company obtained authorization from the SCT to increase the power at two stations: XEDKR-AM (in Jalisco) was increased from one to 10 kilowatts, and XESTN-AM (in Monterrey) was increased from one to five kilowatts.   In June 2009, the Company completed a new transmission site and a new building from which XEDKR-AM will operate.

Investment in Technology

Grupo Radio Centro consistently invests in state-of-the-art equipment, the development and deployment of new operating systems and the training of its engineering and operating personnel.  The Company believes these investments enable it to produce high-quality programming with few on-air errors and to broadcast a superior signal to listeners’ radios.  In addition, Grupo Radio Centro’s computer system allows it to maintain a certifiable log of advertising and to generate real-time affidavits certifying that advertisements have been aired when and as requested, which reduces customers’ monitoring costs and enhances customers’ goodwill.  The Company believes that its equipment and engineering staff give it a competitive edge in Mexico City radio broadcasting.

Currently, all AM and FM radio broadcast signals in Mexico are analog.  However, there are various efforts underway to develop, test and implement radio digital audio broadcasting (DAB), using either the  “on-band” U.S. broadcasting model or the “out-of-band” European broadcasting model.  If implemented, DAB would largely eliminate fading, static and other interference that adversely affects the listening experience.

The Cámara Nacional de la Industria de Radio y Televisión (National Chamber of the Radio and Television Industries, or “CIRT”) is in the process of analyzing DAB proposals and has created a task force with the SCT in order to introduce DAB in Mexico in the future.  CIRT and the Comisión Federal de Telecomunicaciones (Mexican Federal Telecommunications Commission or “Cofetel”) have announced plans to issue digital radio standards in 2009.  However, there can be no assurance as to whether or when DAB will be introduced.

 The Company actively participates in the analysis of the adoption of DAB in Mexico through its representation in CIRT and by supporting Cofetel’s Comité Mixto de Tecnologías Digitales (Mixed Committee on Digital Technology).

The Company has also supported the adoption of DAB in Mexico by installing and operating advanced digital radio transmission systems on an experimental basis.  In 2005, the Company temporarily installed a powerful digital transmission system called the Eureka 147 Digital Audio Broadcasting (DAB) at its Cerro del Chiquihuite plant.  The Eureka 147 DAB system is equipped to transmit simultaneously up to five different radio programs.  In 2005 and 2006, the Company performed tests of the new system, for representatives of the SCT and CIRT’s Comité de Nuevas Tecnologías (Committee on New Technology), to demonstrate the application and capabilities of Digital Multimedia Broadcasting (DMB) technology, which enables a single broadcasting station to transmit video and audio and data for multiple applications.

In 2007, the Company tested an upgraded Eureka 147 DAB system in its broadcasting facilities at the Constituyentes building. The Company operated the upgraded system, which offered additional channels greater capabilities, until March 2008.

From October to December 2008, the Company tested a Digital Broadcasting System from its Constituyentes building. The system’s capabilities included the transmission on one digital radio channel of two video programs, eight audio CD quality programs, data, and a webcam signal. The Company demonstrated the system with a reduced power transmitter during “Radio Week” in October 2008. The demonstration included more than 20 different types of DAB receivers.

Sale of Airtime and Marketing

Commercial airtime for Grupo Radio Centro’s radio stations is sold both to advertising agencies and directly to businesses.  The Company’s top 10 customers in 2008 and 2007 accounted for approximately 30.2% of total broadcasting revenue.  The Company’s top 10 customers in 2006 accounted for approximately 37.9% of total broadcasting revenue.  Our two largest individual customers in 2008 and 2007 were Nueva Wal Mart and Comercial Mexicana.  In 2008, Nueva Wal Mart represented approximately 6.5% and Comercial Mexicana represented approximately 3.7% of our total broadcasting revenue.  In 2007, Nueva Wal Mart represented approximately 5.6% and Comercial Mexicana represented approximately 4.2% of our total broadcasting revenue.  Our two largest individual customers in 2006 were Compañía Cervecera S.A. de C.V., which represented 3.7% of our total broadcasting revenue, and Comercial Mexicana, which represented 3.4%, of our total broadcasting revenue.  In 2006, Gigante, S.A. de C.V. was also a large individual customer, representing 2.3% of our total broadcasting revenue.

The companies comprising Grupo Cifra and Grupo Carso also are key customers.  In 2008, the companies comprising Grupo Cifra accounted for 7.7% of our total broadcasting revenue, and the companies comprising Grupo Carso accounted for 7.3% of our total broadcasting revenue.  In 2007, the companies comprising Grupo Cifra accounted for 7.1% of our total broadcasting revenue, and the companies comprising Grupo Carso accounted for 8.4% of our total broadcasting revenue.  In 2006, the companies comprising Grupo Cifra accounted for 3.5% of our total broadcasting revenue, and the companies comprising Grupo Carso accounted for 6.5% of our total broadcasting revenue.

Sales of commercial airtime vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year.  See Item 5, “Operating and Financial Review and Prospects—Seasonality of Sales.”

Historically, Mexican political parties accounted for a significant portion of the Company’s broadcast revenue on a cyclical basis.  The three largest Mexican political parties, collectively, accounted for 8.18% of the Company’s total broadcasting revenue in 2006, compared to 2.5% in 2005, reflecting campaign advertising expenditures in connection with the July 2006 presidential and congressional elections.  Due to the implementation of the law prohibiting all paid political advertising, the Company did not earn any revenue from such broadcasting in 2008.

At December 31, 2008, the Company had a sales force of 30 individuals, of which 15 marketed primarily to advertising agencies and major customer accounts, and 15 marketed to small and mid-sized customer accounts.

Grupo Radio Centro establishes its advertising rates by considering the cost per thousand listeners as a reference to ensure that its rates are competitive.  The Company offers package discounts to customers who purchase airtime on multiple stations; the largest discounts are offered to customers who purchase airtime on all of its stations.  The Company charges higher rates to customers who purchase airtime during “special events,” such as live concerts and special news features.

The Company sells some commercial airtime in advance.  The advance-sales arrangements guarantee the rate in effect at the time of purchase to advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period.  These advertisers are also granted bonus advertising time in addition to the time purchased.  The Company invests cash deposited pursuant to advance sales and includes interest generated on such investments in broadcasting revenue.  In 2008, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 33.7% of total broadcasting revenue, compared to 32.5% for 2007 and 29.3% for 2006.  See Note 13 to the Consolidated Financial Statements.

The effect of such advance sales is to substitute the increased interest income earned on the advance sale payments for a portion of the operating income foregone because of the reduced effective rate on the advertising time sold subject to the advance-sale arrangements.  The Company believes that such advance sales are advantageous to Grupo Radio Centro because the interest income generated by the proceeds of such advance sales offsets, in part, the effective reduction in advertising rates associated with such sales and because the bonus advertising time granted to purchasers is “dead time” (i.e., time that would not otherwise be sold).  The Company also believes that the benefits of guaranteed rates and bonus airtime under its advance-sales plans attract advertisers who would not otherwise purchase advertising time.  However, any decrease in future inflation rates may reduce the attractiveness of these plans for such advertisers.

OIR Network

Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates.  At December 31, 2008, Grupo Radio Centro had 108 affiliates located in 76 cities throughout Mexico.  During the last three years, broadcasting revenue from OIR-related activities ranged from 3.3% to 2.6% of total broadcasting revenue.  In 2008, approximately 3.3% of the Company’s revenue was attributable to its work through OIR, and no single affiliate represented more than 7.6% of total OIR-related revenue.

At December 31, 2008, 11 of the Company’s OIR-related affiliates were owned or controlled by shareholders of the Company.  Except as disclosed elsewhere (see Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm’s-length basis.

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

OIR transmits special event programs, including national advertising, directly to certain affiliates via satellite.  In December 2005, the Company installed a new satellite up-link system with state-of-the-art technologies, including Digital Video Broadcasting (DVB) transmission, with 10 digital stereo channels.  All of our affiliates are able to receive OIR special event programs via satellite from Mexico City.  Between January and March 2006, we replaced the receivers of our affiliates that obtain OIR programs via satellite with more cost-effective units.

Competition

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change.  As of December 31, 2008, there were 59 commercial radio stations in Mexico City (34 AM and 25 FM stations) and eight not-for-profit, public-service stations (two AM and six FM).  These stations constitute all of the currently available radio broadcast channels within Mexico City’s AM and FM frequency spectrum.

Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at December 31, 2008, and a chart depicting the audience share of each.

Operation of Mexico City Stations by Grupo Radio Centro and its Principal Competitors(1)

	AM Stations	FM Stations	Total
Grupo Radio Centro	5	6	11
Grupo Acir	3	4	7
Televisa Radio	3	3	6
NRM Comunicaciones	3	3	6
Grupo Radio Fórmula	3	2	5
Grupo Imagen	0	2	2
MVS Radio	0	2	2
Total	17	22	39

(1)   Source: Grupo Radio Centro.

Mexico City Radio Audience Share (1970-2008)(1)

(1)	Sources: INRA, Arbitron, Inc. and IBOPE.
(2)
In 1995, the Company began operating the three stations owned by Radio Programas de México.  Accordingly, from 1995, the Company’s audience share includes the audience share of these three stations.  In 1996, the Company acquired these stations.

(3)	In 1995, Grupo Acir acquired the three stations owned by Grupo Artsa.
(4)	As of 1994, Núcleo Radio Mil (NRM) no longer owns XECO-AM and XEUR-AM. In 1995, NRM purchased XHMM-FM.
(5)	Includes average audience share of stations owned by Grupo Imagen until its separation from MVS Radio in December 1999.

According to IBOPE, the Company’s Mexico City audience share increased to 42.9% in 2008.  According to International Research Associates Mexicana, S.A. de C.V. (INRA), the Company’s average Mexico City audience share increased slightly from 35.3% in 2006 to 35.9% in 2007.  The Company has experienced gradual declines in previous years, which were mainly attributable to increased competition from other radio stations that adopted formats similar to the Company’s most successful formats, including Juvenil—Youth Oriented, Grupera—Diverse Musical Genres and News/Talk Show.

The Company believes that its balanced portfolio of station formats reduces the impact of a decline in audience share of any one format segment or station.  For example, the Company’s most popular station, XEQR-FM, which was the top-ranked station in Mexico City for the year ended December 31, 2008, represented only 16.1% of the Company’s total radio audience.  However, there can be no assurance that competition within, or a decline in the popularity of, a given format will not decrease the Company’s aggregate audience share in the future.

In addition, the Company faces strong competition for advertising revenue from both television and various print media.

OIR Network Competition

The Mexican radio-network market is highly competitive.  As of December 31, 2008, there were 26 radio networks serving 712 AM radio stations and 442 FM radio stations outside Mexico City.  The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company’s affiliates that are served by OIR to compete effectively.

Significant Subsidiaries

The following table sets forth the Company’s significant subsidiaries at December 31, 2008:

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
XEQR, S.A. de C.V.	Mexico	99.9%	Radio station
XERC, S.A. de C.V.	Mexico	99.9%	Radio station
XEEST, S.A. de C.V.	Mexico	99.9%	Radio station
XEQR-FM, S.A. de C.V.	Mexico	99.9%	Radio station
XERC-FM, S.A. de C.V.	Mexico	99.9%	Radio station
XEJP-FM, S.A. de C.V.	Mexico	99.9%	Radio station
XEDKR-AM, S.A. de C.V.	Mexico	99.2%	Radio station
XESTN-AM, S.A. de C.V.	Mexico	99.9%	Radio station
Radio Red, S.A. de C.V.	Mexico	99.9%	Radio station
Radio Red-FM, S.A. de C.V.	Mexico	99.9%	Radio station
Radio Sistema Mexicano, S.A.	Mexico	99.9%	Radio station
Estación Alfa, S.A. de C.V.	Mexico	99.9%	Radio station
Emisora 1150, S.A. de C.V. (formerly XECMO)	Mexico	99.9%	Radio station
Radio Centro Publicidad, S.A. de C.V.	Mexico	99.9%	Marketing company
GRC Publicidad, S.A. de C.V.	Mexico	99.9%	Marketing company
GRC Medios, S.A. de C.V.	Mexico	99.9%	Marketing company
GRC Comunicaciones, S.A. de C.V.	Mexico	100.0%	Marketing company
GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	Mexico	99.9%	Marketing company
Promotora Técnica de Servicios Profesionales, S.A. de C.V.	Mexico	99.9%	Service company
Publicidad y Promociones Internacionales, S.A. de C.V.	Mexico	99.9%	Service company
To2 México, S.A. de C.V.	Mexico	100%	Service company
Promo Red, S.A. de C.V.	Mexico	99.9%	Service company
Universal de Muebles e Inmuebles, S.A. de C.V.	Mexico	99.8%	Real estate company
Inmobiliaria Radio Centro, S.A. de C.V.	Mexico	99.9%	Real estate company
Desarrollos Empresariales, S.A. de C.V.	Mexico	99.9%	Sub-holding company
Radiodifusión Red, S.A. de C.V.	Mexico	99.9%	Sub-holding company
Enlaces Troncales, S.A. de C.V.	Mexico	99.9%	Sub-holding company
Música, Música, Música, S.A. de C.V.	Mexico	90.9%	Non-operating company
Promotora de Éxitos, S.A. de C.V.	Mexico	90.9%	Non-operating company
Producciones Artísticas Internacionales, S.A. de C.V.	Mexico	99.9%	Non-operating company

On March 31, 2009, the Company merged three of its marketing subsidiaries, Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V., and GRC Medios, S.A. de C.V., into GRC Comunicaciones, S.A. de C.V.

Property and Equipment

All of Grupo Radio Centro’s tangible assets are located in Mexico.  At December 31, 2008, the net book value of all property and equipment was approximately Ps. 465.0 million (U.S.$ 33.6 million).

Grupo Radio Centro’s principal executive offices and studios are located in Mexico City and are owned by the Company.  In 1992 Grupo Radio Centro purchased the Constituyentes building, a 102,000 square foot building of which, at December 31, 2008, the Company occupied approximately 81,000 square feet.  The remainder is available for leasing to third parties.  In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building.  Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities.  In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government.  As a result of a 1993 change in Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de México, a state-owned entity, to operate its own up-link equipment.  This up-link equipment has been operational since the end of 1994 and was upgraded in December 2005 and the first quarter of 2006 (see “—Business Strategy—Production and Transmission of Programming”).

Grupo Radio Centro continues to own the building in which its administrative offices and studios were located immediately before its move into the Constituyentes building.  Grupo Radio Centro also owns the land in Mexico City on which the transmission facilities of XERED-AM are located.  Grupo Radio Centro believes that its facilities are adequate for its present needs and are suitable for their intended purpose.

Substantially all of the Company’s property, excluding its broadcasting equipment, is subject to a first priority lien under our credit facility.  See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Credit Facility.”

REGULATORY FRAMEWORK

The business of Grupo Radio Centro is subject to regulation and oversight by the SCT and Cofetel.  The SCT is part of the executive branch of the Mexican federal government and Cofetel is a separate administrative agency independent of the SCT.  Regulation and oversight are governed by the Ley Federal de Radio y Televisión (Federal Radio and Television Law), the Ley Federal de Telecomunicaciones (Federal Telecommunications Law), the regulations issued pursuant to these laws and the licenses granted by the SCT.  We are also subject to oversight by the Procuraduría Federal del Consumidor (Federal Agency for Consumer Protection) and the Comisión Federal de Competencia Económica (Federal Competition Commission).

Regulation of Radio Broadcasting by Mexico

Licenses.  Under the Federal Radio and Television Law, amended by the Mexican Congress in April 2006, owners and operators of radio stations in Mexico must obtain a license from the Mexican government through the SCT to broadcast over a specified channel.  After a call for bids and a public bidding process, a 20-year license is granted to the winning applicant upon payment of a fee.  The SCT through Cofetel, may terminate or revoke the license at any time upon the occurrence of, among others, the following events: failure to construct broadcasting facilities within a specific period; changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization; failure to broadcast for more than 60 days without reasonable justification; and any violation of any of the other terms of the license.  Under Mexican law, if the Company’s license were revoked for certain specified reasons, Grupo Radio Centro would forfeit to the Mexican government its transmission and antenna facilities with respect to the license.  If the license were terminated early for other causes, the Mexican government would have a right of first refusal to purchase all these assets at a price fixed by an independent appraiser.  In addition, if the SCT, through Cofetel, terminates or revokes a license, the licensee may not obtain a new license for one to five years and, in some cases, may be forbidden from obtaining a new license at all.  Under current regulations, we believe that it is unlikely that additional licenses will be granted in the Mexico City market.

The licensee has a preferential right to renew the license for periods of up to 20 years (with most terms for renewal currently being granted for up to 12 years) under a non-competitive renewal process.  Renewals are generally granted to licensees that have substantially complied with the applicable law and the terms of their licenses.  The licenses for nine of Grupo Radio Centro’s radio stations (XEQR-AM, XERC-AM, XEEST-AM, XEJP-AM, XERED-AM, XEN-AM, XEQR-FM, XERC-FM AND XHFAJ-FM) were renewed and are now set to expire in 2016.  The license for XHRED-FM was renewed and is now set to expire in 2019.  The license for XEJP-FM is set to expire in 2012.  The license for XEDKR-AM (in Guadalajara) will expire in October 2015, and the license for XESTN-AM (in Monterrey) will expire in November 2015.

The licenses contain restrictions on the transfer of shares of the licensee, including the following: the transfer must be to a qualifying Mexican person; the transfer cannot result in a concentration of radio broadcasting holdings that may be contrary to the public interest; and the transfer cannot result in a gain to the seller.  All such transfers are subject to prior notice to the SCT.  In addition, any transfer of the license is subject to the prior approval of the SCT.  A license may only be assigned if the license has been in effect for more than three years, the licensee has complied with all of its obligations under the license and has obtained a favorable opinion of the Federal Competition Commission.

Supervision of Operations.  The SCT, through Cofetel, conducts regular inspections of the operations of the radio stations, and the companies or persons to whom licenses have been granted must file annual technical, statistical, financial and legal reports with Cofetel.

Under Mexican law, radio programming is not subject to judicial or administrative censorship, except that programming is subject to various regulations, including prohibitions on explicit language and programming that is contrary to the general principles of right conduct, national security or public order.

Radio programming is required to promote Mexico’s cultural, social and ideological identity, and each licensee is required to make available each day up to 30 minutes of cultural or educational programming, or programming regarding family counseling or other social matters.  The programming to be used to fulfill this requirement is provided to the broadcaster by the Mexican government.

Each licensee is required to provide a limited amount of broadcasting time free of charge to all registered political parties and the Instituto Federal Electoral (Federal Electoral Institute or “IFE”).  See “— Political Advertising.”

Networks.  There are no Mexican regulations governing the ownership and operation of a radio broadcasting network, such as OIR’s network, separate from the regulations applicable to operating a radio station.

Restrictions on Advertising.  Mexican law regulates the type and contents of advertising that may be broadcast on radio.  Licensees are also prohibited from broadcasting advertisements that are misleading.  Advertisements for certain products and services are subject to restrictions or require government approval before their broadcast.  Moreover, the Mexican government must approve any advertisement of lotteries or raffles, or any advertisement that promotes bonuses to consumers for purchasing products or services.

Mexican law also regulates the amount of advertising that may be broadcast in any day.  Under Mexican regulations, no more than 40% of total broadcast time may be used for advertisements.  That time must be divided proportionately among broadcasting hours.

The Company sets its minimum advertising rates and registers such rates with the SCT through Cofetel.  Commercial airtime may not be sold at lower rates than those registered with the SCT.  There are no restrictions on maximum rates that may be charged.

Broadcast Tax.  All radio stations in Mexico are subject to a tax payable by granting the Mexican government the right to use a portion of broadcast time.  Radio stations must satisfy this tax by providing the Mexican government with several advertising spots lasting between 20 to 30 seconds each.  The amount of broadcasting time allotted to the government is currently fixed at 35 minutes each day between 6:00 a.m. and midnight.  The use of this time is not cumulative, and the Mexican government forfeits any time it does not use in any day.  The Mexican government’s spots must be distributed on a proportional and equitable basis throughout the relevant programming period.

Public service announcements provided by the Mexican government are prohibited from competing with the licensee’s programming, and Mexican government programming that promotes the consumption of products or services must be limited to the general promotion of Mexico’s goods and services.

Political Advertising.  Several articles of the Mexican constitution relating to political parties and elections were amended in November 2007.  A new electoral code implementing the amendments became effective on January 15, 2008.  The constitutional amendments and the electoral code prohibit political parties from directly or indirectly purchasing broadcast time on any radio or television station.  In addition, private individuals and entities are prohibited from purchasing advertising on radio or television aimed at influencing voter preferences.

The Mexican government is allotted a certain amount of time under concession agreements with broadcasters and, in turn, gives a portion of that time to the IFE to distribute among the political parties (during election years) and for the use of the IFE.  The broadcast time that political parties receive through the IFE is free of charge and airs during primetime hours.  During campaign season, the IFE is granted 48 minutes of the 65 minutes the Mexican government receives daily as a broadcast tax.  In other periods, the IFE receives eight minutes.  The time allocated by IFE to political parties is the only broadcast time at their disposal as, under the electoral code, political parties are prohibited from purchasing broadcast time.  IFE has supervisory powers and is able to administer sanctions for violations of the provisions of the electoral code.

Other.  Mexican companies are subject to the Ley Federal de Competencia Económica (Federal Economic Competition Law), which promotes fair competition and prevents monopolistic practices.

As a result of the increase in Grupo Radio Centro’s share of the Mexico City radio market following its acquisition of Radiodifusión RED, S.A. in 1996, the Company is required by the Federal Competition Commission to seek its prior approval in connection with any future acquisitions of radio stations in Mexico, including, without limitation, purchases or leases of radio stations, interests in other radio concerns or transmission sites, irrespective of the size of such investments or their related audience share, a requirement to which, to the best knowledge of the Company, other Mexican broadcasting companies generally are not subject.  The Company received Federal Competition Commission approval of its acquisition of XEN-AM in July 2001 because the Company sold two of its AM stations in 2000.  No assurance can be given that the Federal Competition Commission will permit the Company to make any additional investments should it desire to do so.

The Federal Economic Competition Law was amended in 2006.  These amendments strengthened the authority of the Federal Competition Commission, expanded the definition of monopolistic practices, provided a more rigorous approval process for business combinations and established more stringent penalties, including substantially higher fines and the divestiture of assets.  As a result, it is possible that the Federal Competition Commission will more strictly enforce the Federal Economic Competition Law, which could restrict our operations.

The Federal Telecommunications Law was also amended in 2006, and interpretive regulations were issued in October 2007.  The amendments to the Federal Telecommunications Law subject radio and television broadcasting companies such as Grupo Radio Centro to the oversight of Cofetel.  The Federal Telecommunications Law also covers the transmission of restricted radio signals and other telecommunications services at certain frequencies.

The Federal Telecommunications Law expanded Cofetel’s authority to conduct public auctions of available radio and television frequencies.  Under this law, while the SCT retains the ultimate authority to issue licenses, Cofetel is permitted to engage in granting, prorogation, and completion of concessions, permissions and allocations to use and operate frequency bands attributed to the broadcasting service, acting as a branch of the SCT.

Mexican law prohibits ownership of radio broadcasting companies by non-Mexicans and Mexican corporations that allow foreign ownership of their voting securities.  The adoption of the North American Free Trade Agreement did not change these Mexican regulations.

Intellectual Property

Mexico.  Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Instituto Mexicano de la Propiedad Industrial (Mexican Institute of Industrial Property) the following service marks (and their corresponding design, where indicated):

•	“Radio Red”
•	“Joya”
•	“El Fonógrafo del Recuerdo”
•	“Variedades”
•	“Stereo Joya”
•	“NotiCentro” (and design)
•	“Sensación” (and design)
•	“Universal” (and design)
•	“Radio Programas de México”
•	“RPM”
•	“ALFA 91.3”
•	“BANG”
•	“Stereo 97.7”
•	“Alegría”
•	“Centro”
•	“Formato 21”
•	“Hoy”
•	“OIR”
•	“Palco Deportivo”
•	“To2”
•	“UNIRED”
•	“SERVIRED”
•	“AUTORED”

In addition, Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration the following commercial slogans:

•	“CRC Radiodifusión Internacional”
•	“Grupo Radio Centro Radiodifusión de México al Mundo”
•	“ORC Radiodifusión Valle de México”
•	“OIR Radiodifusión Nacional”
•	“Radio Centro, la Estación de la Gran Familia Mexicana”
•	“SER, Servicios Especializados de Radiodifusión”

United States.  Grupo Radio Centro has registered with the United States Patent and Trademark Office a sound mark consisting of a series of musical notes and the words “Radio Variedades.”

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.  Grupo Radio Centro’s Consolidated Financial Statements have been prepared in accordance with MFRS, which differ in certain respects from U.S. GAAP.  Note 21 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to Grupo Radio Centro, including differences related to certain cash flow information and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

Beginning in 2008, the inflation accounting methods previously required by MFRS no longer apply, except if the economic environment in which we operate qualifies as inflationary.  See “—Recent Changes in Inflation Accounting.”  As a result, the financial information in the Consolidated Financial Statements and throughout this Annual Report, for dates and periods after January 1, 2008 has been presented without inflation accounting.  The financial information for dates and periods prior to January 1, 2008 has been expressed in constant pesos as of December 31, 2007.

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

The following table sets forth the Company’s broadcasting revenue and broadcasting income (excluding depreciation, amortization and corporate, general and administrative expenses) on a quarterly basis, in each case as a percentage of its respective total, for 2008, 2007 and 2006.

	Broadcasting Revenue			Broadcasting Income
	2008	2007	2006	2008	2007	2006
First quarter	17.4%	19.1%	22.2%	8.5%	7.7%	21.6%
Second quarter	23.6	22.2	29.5	22.9	19.2	31.9
Third quarter	27.5	27.1	22.9	30.8	31.4	18.5
Fourth quarter	31.5	31.6	25.4	37.8	41.7	28.0
Total	100.00%	100.0%	100.0%	100.0%	100.0%	100.0%

Historically, advertising expenditures by political campaigns have represented an important part of the Company’s total broadcasting revenue during the congressional elections that occur every three years, including 2006, and during presidential elections that occur every six years (coinciding with congressional elections), including 2006.  However, Mexico implemented electoral reform by amending its constitution in November 2007.  Since January 2008, Mexican law has prohibited political parties and private individuals from directly or indirectly purchasing broadcast time for political advertising on any radio or television station.  As a result of this change in law, we no longer receive revenues from advertising by political campaigns.  See Item 4, “Information on the Company—Business Overview—Broadcasting Operations—Sale of Airtime and Marketing.”

The following table sets forth the Company’s broadcasting revenue from political parties for 2000 through 2008, reflecting higher revenue from political parties during the elections in 2006, 2003 and 2000 and no revenue from political parties in 2008 following the electoral reform.

	2008	2007	2006	2005	2004	2003	2002	2001	2000
Broadcasting revenue from political parties	—	0.2%	19.0%	2.3%	0.06%	21.1%	6.1%	0.1%	20.9%

Economic Conditions in Mexico

Grupo Radio Centro’s financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company’s earnings, generally declines during periods of economic difficulty.

Mexico began to enter a recession in the fourth quarter of 2008 during which GDP fell by approximately 1.6%.  In the first quarter of 2009, GDP fell by approximately 8.2%.  If the Mexican economy continues to experience a recession or the existing recession becomes more severe, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

The annual rate of inflation in Mexico, as measured by changes in the INPC, was 6.5% for 2008.  Inflation for the first quarter of 2009 was 1.03%.  The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

Loss Contingency

In 2002, Infored, S.A. de C.V. (“Infored”) and José Gutiérrez Vivó initiated an arbitration proceeding against us, seeking the rescission of a production contract and damages.  In March 2004, an arbitration panel of the International Chamber of Commerce notified us of its decision to rescind the contract and award Infored and Mr. Gutiérrez Vivó, collectively, U.S.$ 21.1 million.  As a result of the damages award, we recorded a provision for this contingent liability in the amount of U.S.$ 21.1 million as of December 31, 2003.  For the year ended December 31, 2005, we recorded Ps. 14.3 million and, for the year ended December 31, 2004, we recorded Ps. 7.0 million in interest relating to this provision.  As of March 31, 2006, the provision amounted to Ps. 253.6 million (nominal amount).  We challenged the validity of the arbitration award, and on June 16, 2006, a Mexican court set aside and refused to enforce the arbitration award in Mexico.  As a result, we reversed the provision and recorded it as an extraordinary income item in June 2006.

Since the June 2006 decision, legal proceedings have continued, and on June 12, 2008, the June 2006 decision was reversed.  We currently do not consider it necessary to record a provision for this matter because the June 2008 decision does not impose an obligation to pay the arbitration award and we intend to continue to challenge the award’s validity in the Mexican courts.  See Item 8, “Financial Information—Other Information—Legal and Arbitration Proceedings.”

Recent Changes in Inflation Accounting

Through the end of 2007, MFRS required us to recognize certain effects of inflation in our financial statements.  It also required us to restate financial statements from prior periods in constant pesos as of the end of the most recent period presented.  As discussed below, due to the current level of inflation in Mexico, we have not applied the effects of inflation to our financial information in 2008.

Under Bulletin B-10, which applied through the end of 2007, the effects of inflation were recognized by presenting financial information in comparable monetary units to eliminate the distortion otherwise created by inflation in financial statements.  MFRS additionally required the following to account for the effects of inflation:

•	non-monetary assets and stockholders’ equity were restated for inflation based on the INPC;

•	the gain or deficit from restated stockholders’ equity included the difference between the replacement cost method and the gain or deficit that would have been obtained based on the INPC;

•	gains and losses in purchasing power from holding monetary assets and liabilities were recognized in the consolidated statement of income under comprehensive financing income; and

•	all financial statements were restated in constant pesos as of the most recent balance sheet date.

Effective January 1, 2008, MFRS B-10 replaced Bulletin B-10.  MFRS B-10 establishes that inflation accounting methods no longer apply unless the economic environment qualifies as “inflationary” for purposes of MFRS.  An environment is considered inflationary if the cumulative inflation rate equals or exceeds 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low level of Mexican inflation in recent years (6.5% in 2008, 3.8% in 2007 and 4.1% in 2006), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the Mexican economic environment as inflationary.

As a result, we have not applied the effects of inflation to our financial information in 2008.  In our financial information for 2008, inflation adjustments for prior periods have not been removed from shareholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by MFRS. In this respect, our financial statements for 2008 are not comparable to those for prior periods.

In comparing our results for 2008 and any future periods without inflation accounting to results for prior periods that used inflation accounting, we consider that the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, to be as follows:

•	We no longer recognize monetary gains and losses attributable to the effects of inflation on our monetary assets and liabilities.

•	We have ceased to adjust the carrying values of non-monetary assets for inflation.

•	We no longer restate results of prior periods. Financial information for dates and periods prior to 2008 will continue to be expressed in constant pesos as of December 31, 2007.

•	We have ceased to use inflation-adjusted assumptions in determining our employee benefit obligations and instead use nominal discount rates and other assumptions.

Changes in MFRS

Note 3 to our Consolidated Financial Statements discusses new accounting pronouncements under MFRS that came into force in 2008 and that will come into force in 2009.  The 2008 pronouncements have already been fully implemented in the financial statements included in this Annual Report.  Others will require us to change our financial presentation in 2009 in ways that we do not expect to have a material effect on our results of operations and our balance sheet.

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

2008 vs. 2007 Results of Operations

For the year ended December 31, 2008, broadcasting revenue was Ps. 735.1 million, representing a 12.3% increase compared to the Ps. 654.8 million reported in 2007.  The increase in broadcasting revenue was mainly attributable to an increase in advertising expenditures by the Company’s customers, who purchased more airtime in 2008 than in 2007.  This increase in advertising was the result of a highly competitive environment, in which the Company sought to gain market share by offering attractive sales packages, as well as increasing the size of its sales force.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2008 were Ps. 452.4 million, an increase of 7.2% compared to the Ps. 422.0 million reported in 2007.  This increase was primarily due to (i) expenses related to extensive advertising campaigns undertaken by the Company; (ii) higher sales commissions to the Company’s sales force, as a result of the increase in broadcasting revenues; and (iii) higher expenses related to the Company’s market research in 2008 than in 2007.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2008 was Ps. 282.8 million, an increase of 21.5% compared to the Ps. 232.8 million reported in 2007.  This increase was mainly attributable to the increase in broadcasting revenue described above.

Depreciation and amortization expenses for the year ended December 31, 2008 were Ps. 31.7 million, a decrease of 5.8% compared to the Ps. 33.7 million reported in 2007.  This decrease was due to the Company no longer recording depreciation on certain Company assets whose useful lives have ended.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2008 were Ps. 14.5 million, a 2.1% decrease compared to the Ps. 14.8 million reported in 2007.

As a result of the foregoing, the Company reported operating income of Ps. 236.6 million for the year ended December 31, 2008, a 28.3% increase compared to the Ps. 184.3 million reported in 2007.

Other expenses, net, for the year ended December 31, 2008 were Ps. 56.9 million, a 24.2% increase compared to the Ps. 45.8 million reported in 2007.  This increase was mainly attributable to higher legal expenses relating to the arbitration proceeding in 2008 than in 2007.

The Company’s comprehensive financing cost for 2008 was Ps. 7.7 million, a 30.5% increase compared to the Ps. 5.9 million reported in 2007.  This increase was mainly due to fees paid in connection with the amendment of the Company’s credit facility in 2008.  The increase in comprehensive financing cost was partially offset by the fact that the Company did not record a loss on its net monetary position in 2008, due to a change in MFRS regarding inflation accounting, compared to a loss on net monetary position of Ps. 3.5 million recorded in 2007.

For the year ended December 31, 2008, the Company reported income before taxes of Ps. 172.0 million, a 29.6% increase compared to the Ps. 132.7 million reported in 2007, mainly due to the increase in broadcasting revenue, described above.

The Company recorded income taxes of Ps. 45.3 million for the year ended December 31, 2008, compared to Ps. 41.6 million recorded in 2007, primarily due to higher taxable income due to an 12.3% increase of income, which was only partially offset by a 7.2% increase in broadcast expenses.  The Company’s effective tax rate decreased to 26.3% in 2008 from 31.3% in 2007.  Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax purposes.  This causes our pretax income to be affected by taxable monetary gain or loss on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets.  As a result, our effective tax rate was lower in 2008 than in 2007 because we had a deductible monetary loss on our monetary liabilities (compared to a monetary gain in 2007) and higher depreciation costs.

As a result of the foregoing, the Company reported net income of Ps. 126.8 million for the year ended December 31, 2008, an increase of 39.2% compared to net income of Ps. 91.1 million reported in 2007.

2007 vs. 2006 Results of Operations

For the year ended December 31, 2007, broadcasting revenue was Ps. 654.8 million, a 20.7% decrease compared to the Ps. 825.6 million reported for 2006.  The decrease was mainly attributable to a decrease in advertising expenditures by political parties, which purchased more airtime in 2006 in connection with the July 2006 presidential and congressional elections.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2007 were Ps. 422.0 million, an 8.3% decrease compared to the Ps. 460 million reported for 2006.  This decrease was primarily due to (i) a net decrease in the allowance for doubtful accounts, (ii) a decrease in sales commissions paid to the Company’s sales force in connection with decreased sales of airtime, and (iii) a lower provision for severance payments to Company employees, for the year ended December 31, 2007 compared to 2006.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2007 was Ps. 232.8 million, a 36.3% decrease compared to the Ps. 365.5 million reported for 2006.  This decrease was mainly attributable to the decrease in broadcasting revenue described above.

Depreciation and amortization expense for the year ended December 31, 2007 was Ps. 33.7 million, a 9.4% decrease compared to the Ps. 37.2 million reported for 2006.  This decrease was attributable to the fact that the Company no longer recorded depreciation on certain plant and transportation equipment whose useful lives ended after the fourth quarter of 2006.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2007 were Ps. 14.8 million, the same amount that was reported in 2006.

As a result of the foregoing, the Company reported operating income of Ps. 184.3 million for the year ended December 31, 2007, a 41.2% decrease compared to the Ps. 313.5 million reported in 2006.

Other expenses, net, for the year ended December 31, 2007 were Ps. 45.8 million, a 23.0% decrease compared to the Ps. 59.5 million reported for 2006.  This decrease was mainly attributable to a decrease in legal expenses for the year ended December 31, 2007 compared to 2006, as well as non-recurring expenses incurred during 2006 in connection with the Company’s sixtieth anniversary celebration.

The Company’s comprehensive financing cost for the year ended December 31, 2007 was Ps. 5.9 million, an 85.3% decrease compared to the Ps. 39.8 million recorded for 2006.  This decrease was mainly due to a decrease in interest expense for the year ended December 31, 2007 compared to 2006, because (i) the Company no longer recorded interest on its bank debt after it paid off all outstanding debt in May 2006, and (ii) after selling certain accounts receivable, the Company classified as interest expense Ps. 27.8 million, which is equivalent to the excess of book value over the purchase price of the accounts receivable sold in December 2006.  See “—2006 vs. 2005 Results of Operations.”

For the year ended December 31, 2007, the Company reported income before extraordinary item and provisions of Ps. 132.6 million, a 38.1% decrease compared to the Ps. 214.1 million reported in 2006. This decrease was mainly attributable to the decrease in broadcasting revenue described above.

For the year ended December 31, 2007, the Company reported income before provisions for income tax and employee profit sharing of Ps. 132.6 million, a 72.2% decrease compared to the Ps. 477.6 million reported in 2006.  This difference was attributable to higher broadcasting revenue and an extraordinary item of Ps. 263.5 million, resulting from the reversal of the provision for the contingent liability related to the arbitration proceeding both reported in 2006.

The Company recorded provisions for income tax of Ps. 41.5 million for 2007, compared to Ps. 42.9 million for 2006.

As a result of the foregoing, the Company reported net income of Ps. 91.1 million in 2007, compared to net income of Ps. 434.7 million in 2006.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations.  The Company’s operating activities provided Ps. 69.3 million in 2008, Ps. 153.5 million in 2007, and Ps. 264.8 million in 2006.  Working capital at December 31, 2008 was Ps. 212.8 million and at December 31, 2007 was Ps. 170.0 million.  Cash flow from operations historically has been sufficient to cover the Company’s working capital needs.

The Company expects to be able to meet its working capital needs in 2009 with cash flow from operations.  Grupo Radio Centro invests its cash balances, generally, in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers.  The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

During 2008, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 100.0 million.  In 2007, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 71.9 million.   In 2006, the Company’s principal use of funds, other than for operating purposes and capital expenditures, was the payment of its total bank debt in the amount of Ps. 122.3 million (Ps. 113.2 million nominal amount) and the distribution to shareholders of Ps. 128.5 million (Ps. 120.0 million nominal amount) in the form of a capital reduction.  In 2006, the Company also repurchased on the open market 918,800 Series A Shares at an aggregate cost of Ps. 9.1 million.  Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

Indebtedness

Credit Facility.  The Company has entered into a credit facility with Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured, guaranteed peso-denominated loan in two tranches having an aggregate principal amount equivalent to U.S.$ 21.0 million.  We may use the proceeds of the credit facility for working capital purposes, as well as other corporate purposes.  On March 26, 2009, the Company drew down on one tranche, in the amount of Ps. 200 million, to finance the prepayment of the first two years of fees under the local marketing agreement we entered into with Emmis.  We are required to repay the outstanding principal amount of the loan over five years in 20 quarterly installments beginning June 1, 2009 and make quarterly interest payments at an annual rate of 13%.  The company expects to meet its principal and interest payment obligations with cash flow from operations.

The credit facility will expire on June 16, 2015.  In connection with the renewal of the credit facility in 2008, the Company agreed to increase the fees paid to the lenders in U.S. dollars on undrawn amounts from 0.25% to 0.90% for the first year and to 1.15% for the second year.  Amounts borrowed under the credit facility are guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters but excluding any equipment used for broadcasting.  The credit facility provides that, subject to certain conditions, we may draw down on it at any time before June 4, 2010.  The principal other conditions to drawing down include that there be no material adverse change resulting in a loss or liability to us equivalent to 5% or more of our total assets (as such condition is more fully defined in the credit facility) and no material adverse change in the banking environment or international capital markets; that the loan be secured by a first priority lien on substantially all of our property in favor of the lenders; and that no event of default under the credit facility has occurred.  The credit facility contains restrictive covenants and covenants requiring us to maintain quarterly financial ratios (using terms defined in the credit facility).  The financial covenants include an interest coverage ratio of at least 2.5 to 1, a total debt to EBITDA ratio of no more than 3 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance of at least U.S.$ 1.75 million, and shareholders’ equity of at least Ps. 850 million.  If any of the condition to draw down is not met, we will be unable to obtain funds under the credit facility.

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

Off-Balance Sheet Arrangements

In 2008, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company’s financial condition.

Contractual Obligations

As of December 31, 2008, the Company has no long-term debt, capital lease, operating lease or purchase obligations.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was Ps. 126.7 million for 2008, Ps. 91.1 million for 2007 and Ps. 434.7 million for 2006.  The slight difference between net income under MFRS and U.S. GAAP for the years ended December 31, 2008, 2007 and 2006 was due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability.

Operating income under U.S. GAAP was Ps. 179.7 million for the year ended December 31, 2008, Ps. 138.5 million for 2007 and Ps. 517.5 million for 2006.  The difference between operating income under U.S. GAAP and MFRS for the year ended December 31, 2006 was primarily due to the Company’s reversal of a Ps. 263.5 million contingency provision related to an arbitration proceeding.  Under MFRS, the provision is recorded as an extraordinary item; under U.S. GAAP, the provision is charged against operating income.  Upon reversal, the provisioned amount is recorded as extraordinary income under MFRS.  In addition, for the years ended December 31, 2008, 2007 and 2006, certain other expenses, net of the Company that are classified as non-operating charges under MFRS are charged against operating income under U.S. GAAP.

Shareholders’ equity under U.S. GAAP was Ps. 1,423.3 million at December 31, 2008, Ps. 1,396.6 million at December 31, 2007 and Ps. 1,378.0 million at December 31, 2006.  In all years, the difference between shareholders’ equity under MFRS and U.S. GAAP was mainly due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability.

Pursuant to MFRS, for dates and periods prior to 2008, Grupo Radio Centro’s financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP.  Due to the Company’s adoption of Bulletin D-4, the Company’s financial statements for 2008, 2007 and 2006 include an expanded recognition of deferred taxes under MFRS that more closely parallels U.S. GAAP. Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements.

For a further discussion of the differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, see Note 21 to the Consolidated Financial Statements.

Item 6.  Directors, Senior Management and Employees

Directors

Management of the business of the Company is vested in the board of directors and the chief executive officer.  Our bylaws provide that the board of directors consist of a minimum of seven and a maximum of 21 directors and an equal number of alternate directors.  The Company’s shareholders elect each director and alternate director by simple majority vote at the annual ordinary general meeting.  Alternate directors are authorized to serve on the board of directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the board of directors.  Directors and alternate directors may be Mexican or foreign, but both the majority of directors and the majority of alternate directors must be Mexican.  A person who has acted as an external auditor of the Company or of companies that form a part of the Company’s corporate group or consortium during the year prior to appointment may not be a director.

Of the total number of directors, and their respective alternate directors, at least 25% must be independent directors.  Independent directors may not be individuals related to the Company, such as, among others, employees or officers of the Company, controlling shareholders, important customers, suppliers, debtors or creditors of the Company, or their respective shareholders, directors or employees.  Alternate directors only serve in place of their respective regular directors and, alternates of independent directors, must also meet the requirements for independent directors.

The board of directors currently consists of 12 members.  Alejandro Sepulveda de la Fuente is the secretary to the board of directors.  The current members of the board of directors were reelected at the annual shareholders meeting on March 31, 2009 for a one-year term.  Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below.  In addition to the “other directorships” listed below, two Aguirre members of the board of directors, Francisco Aguirre and María Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

Name	Position	Age	Years as director	Principal occupation	Other directorships
Francisco Aguirre G.	Chairman	67	9	Private investor	Chairman of the board of Grupo Radio México, S.A. de C.V.
María Esther Aguirre G.	First Vice Chairperson	69	9	Private investor	–
María Adriana Aguirre G.	Second Vice Chairperson	62	9	Private investor	–
Ana María Aguirre G.	Director	64	38	Private investor	–
Carlos Aguirre G.	Director	54	9	Chief Executive Officer of Grupo Radio Centro	–

Name	Position	Age	Years as director	Principal occupation	Other directorships

Rafael Aguirre G.	Director	51	16	Private investor	Director of the Quintana Roo branch of HSBC México, S.A. (formerly Banco Internacional, S.A.); Director of the Yucatan Peninsula branch of Banco Nacional de México, S.A.
José Manuel Aguirre G.	Director	46	9	Real estate investor	–
Pedro Beltrán N.	Director	65	7	Finance & Administrative Director and Chief Financial Officer of Grupo Radio Centro	–
Luis Alfonso Cervantes Muñiz	Director	53	4	Attorney	–
Gustavo Gabriel Llamas Monjardín	Director	46	4	Public accountant	–
Thomas Harold Raymond Moffet	Director	67	9	President of Amsterdam Pacific Capital, LLC (a financial advisory firm)	–
Luis Manuel de la Fuente Baca	Director	63	9	Financial advisor	–

Francisco Aguirre G., María Adriana Aguirre G., María Esther Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G. are siblings. Until she passed away on June 23, 2008, their mother María Esther G. de Aguirre was the honorary chairperson of the board of directors of the Company.

Francisco Aguirre G., María Esther Aguirre G., María Adriana Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G. are shareholders of the Company. Pedro Beltrán N. is an employee of the Company and Luis Alfonso Cervantes Muñiz is an advisor to affiliates of the Company. Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis de la Fuente Baca are independent directors, as defined under the Mexican Securities Market Law.

The Company’s bylaws provide that the board of directors shall meet at least four times during each fiscal year. Each of the chairman of the board of directors, the chairman of the Audit Committee, the chairman of the Corporate Practices Committee or at least 25% of the members of the board of directors is entitled to call a meeting of the Board and to include items in the agenda for each meeting.

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

The bylaws of the Company were further amended on July 31, 2006 to meet the requirements of the Mexican Securities Market Law. The amendments granted the board of directors and the Audit Committee greater authority and provided for the creation of the Corporate Practices Committee. The amendments to the bylaws also increased the authority that the board of directors may exert over the Company’s accounting, auditing and internal control. With prior favorable opinion from the Audit Committee, the board of directors may approve the Company’s financial statements, internal control and audit guidelines and accounting policies. The bylaws of the Company were also amended on December 13, 2006, to increase Company’s minimum capital stock.

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

Audit Committee

The Audit Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca (chairman). All three members of the Audit Committee also serve on the Company’s board of directors. The shareholders ratified the appointment of these members to the Audit Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on March 31, 2009. As required by our bylaws and applicable law, all members of the Audit Committee are independent, as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 16A, “Audit Committee Financial Expert.” In order for a meeting of the Audit Committee to be valid, the majority of its members must be present, and the Audit Committee must adopt resolutions by majority vote.

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

The Audit Committee is responsible for assisting the Board in overseeing the activities of the Company. The members evaluate the performance, opinions and reports of the external auditor. In addition, the Audit Committee is responsible for regulation within the Company. The Audit Committee investigates possible violations of internal guidelines and also verifies the establishment of internal controls and the filing of related information. Additionally, the Audit Committee renders an opinion on the report regarding the financial information and results of operations of the Company, which is filed by the chief executive officer, and provides further information concerning that report to the board of directors.

The Audit Committee further assists the board of directors in oversight activities by requesting periodic meetings with executive officers. The Audit Committee also monitors the filing of information related to the internal control systems and internal audits of the Company and is responsible for preparing an opinion on the report filed by the chief executive officer. Additionally, the Audit Committee is responsible for verifying that the chief executive officer abides by the resolutions adopted in shareholder meetings and by the board of directors.

Corporate Practices Committee

The Corporate Practices Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca (chairman). All three members of the Corporate Practices Committee also serve on the Company’s board of directors. The shareholders ratified the appointment of these members to the Corporate Practices Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on March 31, 2009. As required by our bylaws and applicable law, all members are independent, as defined by the Mexican Securities Market Law and Rule 10A-3 of the Exchange Act. In order for a meeting of the Corporate Practices Committee to be valid, the majority of its members must be present, and the Corporate Practices Committee must adopt resolutions by majority vote.

In accordance with the Securities Market Law, the Corporate Practices Committee is responsible for rendering opinions to the board of directors and requesting the opinions of independent experts if the Corporate Practices Committee considers it necessary. The Corporate Practices Committee assists the board of directors in generating reports on the main accounting policies and the criteria used to prepare the financial statements of the Company. The Corporate Practices Committee also reports on the transactions and activities of the Company in which the board of directors intervened. The Corporate Practices Committee may call shareholders’ meetings and contribute items to the agenda when needed.

The chairman of the Corporate Practices Committee must submit an annual report on the activities of the Corporate Practices Committee to the board of directors. This report includes information regarding related party transactions, waivers granted and the performance and compensation of the Company’s executive officers.

Executive Officers

The executive officers of Grupo Radio Centro are as follows:

Name	Position	Years as officer	Years of service
Carlos Aguirre G.	Chief Executive Officer	30	35
Pedro Beltrán N.	Finance & Administrative Director and Chief Financial Officer	23	23
Arturo Yáñez F.	Auditing Director	25	25
Sergio González L.	Operations Director	25	25
Luis Cepero A.	Audio Engineering Director	26	48
Eduardo Stevens A.	Transmission Engineering Director	19	29
Gonzalo Yáñez V.	Marketing Director	9	12
Rodolfo Nava C.	Treasurer and Financial Information Manager	9	23
Alvaro Fajardo de la Mora	General Counsel	24	24
Luis Miguel Carrasco N.	Commercial Director	11	16
Alfredo Azpeitia Mera	Investor Relations Manager	20	16

Compensation

For the year ended December 31, 2008, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 25.3 million, of which approximately Ps. 6.5 million was paid in the form of bonus compensation. The bonus compensation amounts were determined based on various factors, including quarterly financial results and station ratings and rankings.

The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2008 was Ps. 18.3 million. The total of payments to directors for attendance at Board of Director meetings during 2008 was Ps. 283,140. The total payments to Audit Committee members for attendance at Audit Committee meetings during 2008 was Ps. 497,880.

Board Practices

None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment.

Employees

At December 31, 2008, Grupo Radio Centro employed a total of 484 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Televisión, Similares y Conexos de la República Mexicana (Radio and Telecommunications Workers Union, or the “Union”). The Company employed a total of 458 full-time employees at December 31, 2007 and a total of 457 full-time employees at December 31, 2006. Grupo Radio Centro also employs a varying number of temporary employees. During 2008, the Company employed an average of 93 temporary employees. All employees of Grupo Radio Centro work in Mexico City.

Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the “Contrato Ley”) that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union if exceptions from the Contrato Ley are desired. All of Grupo Radio Centro’s current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley expires on January 31, 2010; however, salary increases are implemented annually. On February 1, 2009, the Company and the Union agreed to a 4.7% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

As of December 31, 2008, the Aguirre members of the board of directors had beneficial ownership, through a Mexican trust through which they hold Series A Shares, of 84,020,646 Series A Shares of the Company, representing 51.6% of the outstanding Series A Shares. See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

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

On June 3, 1998, all of the Series A Shares and CPOs owned by the Aguirre family, which had been held in a trust established by the Aguirre family in 1992 (the “Old Controlling Trust”), were divided into two trusts (the Old Controlling Trust and the “New Controlling Trust” and, together, the “Controlling Trusts”). Before the division, 50% of the Series A Shares and CPOs of the Company held by the Old Controlling Trust was held for the benefit of María Esther G. de Aguirre, with the remainder divided equally among her children. Simultaneously with the division, María Esther G. de Aguirre acquired a 50% interest in each of the Controlling Trusts and transferred those interests to her children in equal parts, but reserved her rights to vote and receive dividends in respect of the Series A Shares and CPOs previously held for her benefit (the “reserved rights”).

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

The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of June 23, 2009.

Name of Person or Group	Series A Shares Beneficially Owned		Percentage of Series A Shares(1)

The Trust	84,020,646		51.6%
María Esther Aguirre G.	84,020,695	(2) (3)	51.6%
Francisco Aguirre G.	84,020,646	(2)	51.6%
María Adriana Aguirre G.	84,020,646	(2)	51.6%
Ana María Aguirre G.	84,020,646	(2)	51.6%
Carlos Aguirre G.	84,036,846	(2) (4)	51.6%
Rafael Aguirre G	84,020,646	(2)	51.6%
José Manuel Aguirre G.	84,020,646	(2)	51.6%

(1)	Percentages are based on 162,724,561 Series A Shares issued and outstanding as of June 23, 2009.

(2)
All Series A Shares beneficially owned by the Trust (the “Family Shares”) are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of the Technical Committee of the Trust.

(3)	Includes 49 Series A Shares beneficially owned by María Esther Aguirre G. in addition to Family Shares.

(4)	Includes 1,800 ADSs beneficially owned by Carlos G. Aguirre in addition to Family Shares.

The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership.” At June 23, 2009, to the best knowledge of the Company, approximately 3.4% of the outstanding Series A Shares was represented by ADSs. It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

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

Family Control of OIR Network Affiliates

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 11 of the 108 affiliates in the network serviced by OIR at December 31, 2008. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 9.6% of OIR revenue (or 0.3% of the Company’s total broadcasting revenue) for 2008, 11.7% of OIR revenue (or 0.4% the Company’s total broadcasting revenue) for 2007, and 12% of OIR revenue (or 0.3% of the Company’s total broadcasting revenue) for 2006. The Company has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

On May 13, 2009, certain members of the Aguirre family purchased a 49% equity stake in Grupo Radio Centro LA, LLC, a wholly-owned subsidiary of the Company formed to provide programming to KMVN-FM pursuant to the local marketing agreement with Emmis Communications Corporation. In exchange for their 49% equity stake, the Aguirre family members have agreed to be responsible for 49% of the cost of the Company’s investment.

Service Contract

On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre G., chairman of the board of directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 3.3 million in 2008, Ps. 3.6 million in 2007 and Ps. 7.9 million in 2006. See Note 6 to the Consolidated Financial Statements.

Sale of Doubtful Accounts Receivable

In December 2006, the Company sold to an entity owned by Francisco Aguirre G. accounts receivable representing Ps. 40.3 million owed to it mainly by political parties in connection with purchases of airtime from 2003 to 2005 for a cash purchase price of Ps. 12.2 million. The Company had been unsuccessful in its attempts to collect the accounts receivable and, accordingly, increased its allowance for doubtful accounts beginning in 2005. The Company sold the accounts receivable because

•	it believed, based on its past efforts, that the accounts receivable were not recoverable, and

•
the sale enabled the Company to take a tax deduction in connection with the unrecoverable accounts receivable, which deduction otherwise would not have been available without bringing legal proceedings against the customers. The Audit Committee ratified this transaction on February 19, 2007.

Sale of Goods and Services

The Company makes available to employees, including key management personnel, and directors and directors’ family members goods and services obtained by the Company in barter transactions. These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company’s employees. The Company received a total of Ps. 3.0 million in 2008, Ps. 1.6 million in 2007 and Ps. 4.7 million in 2006 from executive officers and directors and their families in connection with these transactions. See Note 6 to the Consolidated Financial Statements.

Attention to Aguirre Family Matters

Carlos Aguirre G., the Chief Executive Officer, Pedro Beltrán, the Chief Financial Officer, and Alvaro Fajardo, the General Counsel, have spent a portion of their time on Aguirre family matters for which the Company has not been separately compensated.

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

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-41.

Other Information

Legal and Arbitration Proceedings

Through a series of transactions effected in 1995 and 1996, the Company acquired five radio stations owned by Radiodifusión RED, S.A., as well as the exclusive radio broadcasting rights to Monitor, a news and talk radio program. On December 23, 1998, the Company entered into an agreement with Infored and Mr. Gutiérrez Vivó, the principal anchor of Monitor, pursuant to which they would provide the Company with original news programs and special-event productions until 2015 (the “Infored Agreement”). The Infored Agreement provided that Mr. Gutiérrez Vivó would continue as Monitor’s host until at least the end of 2003.

In May 2002, Mr. Gutiérrez Vivó and Infored initiated an arbitration proceeding pursuant to which they sought rescission of the Infored Agreement and damages. On March 1, 2004, the International Chamber of Commerce, or the ICC, notified the Company that, by majority vote of two of the three arbitrators, the ICC panel held that the Company was in breach of its contract with Infored and Mr. Gutiérrez Vivó. As a result, the contract was rescinded and Infored and Mr. Gutiérrez Vivó together were awarded a total of U.S.$ 21.1 million in damages, which represents the amount the Company would be required to pay under the contract after taking into account prepayments made by the Company. The Company challenged the validity of this decision in the Mexican courts and, on November 11, 2004, Civil Judge 63 of the Federal District Superior Tribunal of Justice, set aside the arbitration award. Infored and Mr. Gutiérrez Vivó initiated an amparo, which is a type of proceeding used to challenge the legality of a decision under Mexican law, in November 2004. On August 11, 2005, District Judge 6 of Civil Matters granted Infored and Mr. Gutiérrez Vivó an amparo, in effect overturning the November 2004 decision. On August 25, 2005, the Company challenged District Judge 6’s ruling in a proceeding before the Federal District’s Thirteenth Circuit Court of Civil Matters. On June 16, 2006, the Federal District’s Thirteenth Circuit Court of Civil Matters ratified the decision of the Civil Judge 63 of the Federal District Superior Tribunal of Justice to set aside the arbitration award and refused to enforce the arbitration award in Mexico.

Following an appeal by Infored and Mr. Gutiérrez Vivó, on January 30, 2007, the Mexican Supreme Court (Suprema Corte de Justicia de la Nación), in a 5 to 4 decision based on procedural grounds, reversed the Federal District’s Thirteenth Circuit Court of Civil Matters’ decision that had ratified a lower court’s decision to set aside the arbitration award. The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which required the court to review the merits of the case. On June 12, 2008, the Thirteenth Circuit Court reversed its prior decision, granted the amparo of Infored and Mr. Gutiérrez Vivó, denied the amparo of the Company, and remanded the case to Civil Judge 63 of the Federal District Superior Tribunal of Justice. On July 11, 2008, Civil Judge 63 of the Federal District Superior Tribunal of Justice ruled that the decision that set aside the arbitration award was invalid. The July 2008 decision of the Civil Judge 63 of the Federal District Superior Tribunal of Justice did not constitute an order to pay the arbitration award, the enforcement of which remains subject to lower court review.

In August 2008, the Company challenged the arbitration award as unconstitutional in an amparo filed with District Judge 6 of Civil Matters. District Judge 6 dismissed the amparo based on procedural grounds. The Company challenged this action before the Thirteenth Circuit Court, and in February 2009, that court ruled the Company’s amparo was admissible. The amparo is currently pending.

The Company plans to continue to challenge the validity of the arbitration award in the Mexican courts. If the Company is ultimately unsuccessful in challenging the enforcement of the arbitration award in Mexico, it will be required to finance any amounts due. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The Company’s ability to obtain financing is subject to various factors, including general market conditions, the Company’s financial condition and results of operations and the fact that the Company has pledged substantially all of its assets under its outstanding indebtedness. Accordingly, the Company may not be able to obtain financing in a timely manner, or on acceptable terms, or at all. If the Company incurs additional indebtedness or it is unable to obtain financing when needed, the Company’s financial condition and results of operations may be materially and adversely affected.

The Company is involved in various other legal proceedings related to the Infored and Gutiérrez Vivó transaction. In 2004, the Company and a subsidiary, along with four minority shareholders, initiated two lawsuits against Mr. Gutiérrez Vivó and Ms. María Ivonne Gutiérrez Vivó to seek rescission of the stock purchase agreement entered into as an “accessory contract” to the Infored Agreement. One case pertains to the shares of the licensee of the radio station formerly known as XEJP-AM (now XENET-AM), and the other case pertains to the shares of the licensee of the radio station formerly known as XEFAJ-AM (now XEINFO-AM). These proceedings have been suspended pending a final determination in the arbitration.

In addition, in 2008, Mr. Gutiérrez Vivó and Infored initiated additional claims against the Company for alleged violations of labor law in connection with the Infored Agreement. In 2009, Mr. Gutiérrez Vivó and Infored initiated a civil law suit against the Company and individual members of the Aguirre family, seeking consequential damages in an amount of approximately Ps. 9.46 billion arising out of the Company’s alleged wrongful failure to pay the arbitration award. The Company’s management believes that these cases will be resolved in favor of the Company.

The Company is also involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps. 49.6 million. The Company has not recorded a provision for these claims, as the Company’s management believes that the cases will be resolved in favor of the Company.

Other than proceedings related to labor claims and proceedings related to the arbitration with Infored described above, neither the Company nor any of its subsidiaries is currently engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

Dividend Policy

The table below sets forth each of the dividends paid by the Company during the period from 2004 to 2008, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

Date Dividend Paid	Fiscal Year with Respect to which Dividend Paid(1)	Aggregate Amount of Dividend Paid (Nominal Pesos)		Dividend Per Series A Share (Nominal Pesos)(2)	Dividend Per Series A Share (U.S. dollars)(2)	Dividend Per ADS (U.S. dollars)(2)(3)
May 7, 2007	2006	Ps.	70,000,000	0.43	0.04	0.36
March 14, 2008	2007	Ps.	100,000,000	0.61	0.06	0.51
April 13, 2009	2008	Ps.	100,000,000	0.61	0.05	0.42

(1)	The Company paid no dividends with respect to 2004 and 2005.
(2)	Per Series A Share and ADS amounts are calculated based on number of shares outstanding on the date of payment of the dividend.
(3)
Nominal peso amounts have been translated to U.S. dollar amounts at the noon buying rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

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

On August 1, 2006, the Company reduced its fixed capital stock by a total of Ps. 128.5 million (Ps. 120.0 million nominal amount) through the payment of cash to its shareholders on August 7 and October 2, 2006. The payment was made with cash flow from operations. See Item 5, “Operating and Financial Review and Prospects—Capital Reduction.”

Item 9. The Offer and Listing

Since July 1, 1993, the CPOs have been listed on the Mexican Stock Exchange and the ADSs have been listed on the NYSE. The ADSs have been issued by the Depositary. Each ADS represents nine CPOs. Each CPO represents a financial interest in one Series A Share.

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

•
On June 30, 2003, all CPOs held by holders that qualified as Mexican investors, as defined in the Company’s bylaws (see Item 10, “Additional Information—Bylaws and Mexican Law––Limitations Affecting Non-Mexican Holders”), were exchanged for Series A Shares held in the CPO Trust. As of June 30, 2003, qualifying Mexican investors held Series A Shares and no longer held CPOs. Non-Mexican holders of CPOs as of June 30, 2003 continued to hold CPOs and, as holders of CPOs, are not entitled to withdraw the Series A Shares held in the CPO Trust.

In connection with the Amended CPO Trust, the Series A Shares commenced trading on the Mexican Stock Exchange under the symbol “RCENTRO.A” on June 30, 2003. The Series A Share listing is deemed to include the CPOs, such that the Series A Share trading line will reflect trading of both Series A Shares and CPOs.

Holders of CPOs are able to sell their CPOs (i) to a non-Mexican investor, in which event the non-Mexican investor would receive such CPOs, or (ii) to a Mexican investor, in which event the Mexican investor would receive the Series A Shares underlying such CPOs, directly or by keeping them deposited at an account at Indeval, maintained by such investor or by an authorized institution. Indeval, or S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, is a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

The 2003 amendments to the CPO Trust did not affect the rights or interests of holders of ADSs.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices for the Series A Shares and the CPOs on the Mexican Stock Exchange (on a nominal basis) and the reported high and low sale prices for the ADSs on the NYSE.

	Mexican Stock Exchange		New York Stock Exchange
	Amounts per Series A Share and per CPO (in nominal pesos)		Amounts per ADS (in U.S. dollars)
	High	Low	High	Low

2004	8.48	5.30	7.14	4.05
2005	9.92	8.08	7.75	6.45
2006	13.10	7.15	10.75	5.50
2007	18.95	12.30	15.65	8.90
First quarter	15.60	12.30	12.62	9.67
Second quarter	18.95	14.96	15.50	11.82
Third quarter	18.40	15.01	15.65	12.11
Fourth quarter	16.01	14.51	13.50	8.90
2008	16.00	9.50	14.14	5.21
First quarter	16.00	12.00	12.58	9.63
Second quarter	14.00	13.00	14.14	10.60
Third quarter	13.25	11.10	11.84	10.28
Fourth quarter	14.00	9.50	10.83	5.21
Most Recent Six Months
December 2008	14.00	9.50	8.65	5.21
January 2009	14.00	13.50	9.99	5.85
February 2009	13.50	13.50	6.50	5.50
March 2009	13.50	7.00	5.57	2.96
April 2009	11.5	7.00	8.25	4.36
May 2009	11.5	7.25	7.15	6.10

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

Mexican Securities Market Law

On December 30, 2005, a new Mexican Securities Market Law was enacted. The law became effective on June 28, 2006 and, in some cases, it provided issuers until December 2006 to adopt the new corporate governance requirements. The Securities Market Law introduces significant changes to the regime in which issuers operate, including:

•
the establishment of the sociedad anónima bursátil, a separate corporate form of organization for issuers with stock registered with the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission or the “CNBV”) and listed on the Mexican Stock Exchange, which provides for a new set of corporate governance requirements;

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

Organization and Register

The Company was incorporated on June 8, 1971, as a Mexican limited liability stock company (sociedad anónima de capital variable) in accordance with Chapter V of the Ley General de Sociedades Mercantiles (the “Mexican Companies Law”). It was registered in the Registro Público de Comercio de la Ciudad de México (the “Public Registry of Commerce of Mexico City”) on August 28, 1992 under number 20694. Pursuant to the Mexican Securities Market Law, Grupo Radio Centro adopted the corporate form of sociedad anónima bursátil de capital variable on July 31, 2006 through an amendment to its bylaws.

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

Shareholders meetings may be called by the board of directors, the Audit Committee, the Corporate Practices Committee or a court. Holders of 10% of the Series A Shares may require the chairpersons of the board of directors, the Audit Committee or the Corporate Practices Committee to call a meeting of the shareholders. Additionally, if holders of shares with full or limited voting rights representing 10% of the capital stock of the Company do not have sufficient information on the matters to be voted on, those shareholders may request one postponement of shareholders’ meetings per matter. These postponements may be extended for up to three business days if necessary. Notice of meetings must be published in the Diario Oficial de la Federación or a newspaper of general circulation in Mexico City at least 15 days before the meeting. In order to attend a meeting, shareholders must deposit their Series A Shares with the Company’s secretary at its office in Mexico City or any appointed registrar, or submit certificates evidencing a deposit with Indeval. If entitled to attend the meeting, a shareholder may be represented by proxy. The directors of the Company may not act as proxies. Holders of the Company’s shares, with full or limited voting rights, representing 20% of the capital stock of the Company have the right to seek judicial remedies to block any actions taken by the shareholders with respect to which such holders have the right to vote. Holders of CPOs and ADSs representing CPOs are not entitled to call shareholders meetings or seek judicial remedies to block actions taken by the shareholders.

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

Preemptive Rights

Except as described below, in the event of a capital increase, a holder of existing Series A Shares has a preferential right to subscribe for a sufficient number of Series A Shares to maintain the holder’s existing proportionate holdings of Series A Shares. Shareholders will not have preemptive rights to subscribe for Series A Shares issued (i) in connection with mergers or (ii) on the conversion of convertible debentures, if an extraordinary general shareholders meeting called for such purpose approved such issuance or conversion and waived preemptive rights in connection therewith in accordance with the procedures specified in the Company’s bylaws. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación. Under Mexican law, preemptive rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of CPOs or ADSs that are U.S. persons or located in the United States will be unable to participate in the exercise of such preemptive rights absent registration of the preemptive rights offering under the U.S. Securities Act of 1933, which the Company is not obligated to do.

Under the new Mexican Securities Market Law, however, if Grupo Radio Centro were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale.

Variable Capital

Under the Company’s bylaws and Mexican law, the Company’s capital stock must consist of fixed capital and may include variable capital. Shares of the Company’s fixed capital stock are called Class I shares and shares of the Company’s variable capital stock are called Class II shares. The fixed portion of the Company’s capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders, whereas the variable portion of the Company’s capital stock may be increased or decreased by resolution of an ordinary or extraordinary general meeting of shareholders. Increases and decreases in the variable portion of the capital stock must be recorded in the Company’s book of capital variations.

Currently, the Company’s outstanding capital stock consists only of fixed capital. Should the Company have any outstanding variable capital, its outstanding shares will not be specifically assigned to the fixed or variable portion.

Limitations Affecting Non-Mexican Holders

Share Ownership

Ownership by non-Mexican investors of shares of Mexican enterprises is regulated by the 1993 Ley de Inversión Extranjera (Foreign Investment Law), as amended, and the 1998 Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras (Foreign Investment Regulations) thereunder. The Secretaría de Economía (Ministry of Economy) and the Comisión Nacional de Inversiones Extranjeras (Foreign Investment Commission) are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

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

Termination of the CPO Trust

The Amended CPO Trust Agreement and the CPOs issued under the public deed evidencing the issuance of CPOs pursuant to the Amended CPO Trust Agreement (which deed is registered with the Public Registry of Commerce of Mexico City) are scheduled to expire 20 years after the date of execution of the Amended CPO Trust Agreement. The CPO Trust may be extended by the CPO Trustee upon receipt six months before termination of written notice from the technical committee of the CPO Trust. If no such notice is received, the CPO Trustee will commence the procedure for the termination of the Amended CPO Trust Agreement. At the time of such termination, the CPO Trustee will proceed to sell the Series A Shares held in the CPO Trust and distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. Notwithstanding the foregoing, the Amended CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.

Upon the expiration of the Amended CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the Amended CPO Trust Agreement. There can be no assurance that a new trust agreement will be executed.

Administration of the CPO Trust

Pursuant to the terms of the Amended CPO Trust Agreement, the CPO Trust will continue to be administered by the CPO Trustee under the direction of a technical committee. The technical committee of the CPO Trust consists of four members and their respective alternates. Each of the following appoints one member: the Foreign Investment Commission, the Mexican Stock Exchange, the Asociación Mexicana de Intermediarios Bursátiles, A.C. (Mexican Association of Securities Brokerage Firms) and the common representative of the CPO holders (HSBC México, S.A., Institución de Banca Multiple, Grupo Financiero HSBC). Actions taken by the technical committee of the CPO Trust must be approved by a majority of the members present at any meeting of such committee at which at least the majority of the members are present.

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

Actions Against Directors

Actions for civil liabilities against the directors, the secretary of the board of directors or executive officers may be initiated by resolution passed at a general ordinary shareholders meeting. If the shareholders decide to bring such action, the directors against whom such action is to be brought immediately cease to be directors. Shareholders representing not less than 5% of the outstanding Series A Shares may directly bring such action provided that the claim covers all damages allegedly suffered by the Company or its controlled entities and not only by such shareholders. Any recovery of damages with respect to actions for civil liabilities against directors, the secretary of the Board or executive officers will be for the benefit of the Company or its controlled entities and not for the shareholders bringing such actions.

Obligations of Majority Shareholders

If the Company seeks to cancel the registration of its shares with the Registro Nacional de Valores (National Registry of Securities, or “RNV”) or the registry is cancelled by the CNBV, shareholders holding the majority of the voting shares or having the power to control decisions in the general shareholders meeting or appoint the majority of the board of directors (the “controlling shareholders”) must offer to purchase all outstanding shares before cancellation. If the controlling shareholders make such a purchase offer but do not acquire 100% of the shares of the Company’s capital stock, then before cancellation of the registration of its securities from the RNV, the controlling shareholders shall place in trust for a minimum of six months an amount of funds necessary to acquire the remaining shares at the purchase offer price.

According to the bylaws of the Company, the price of the offer must be at least the higher of (i) the average trading price during the previous 30 days on which the shares may have been quoted for a period up to six months before the effective date of the offer or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and the Mexican Stock Exchange.

The trade value in the Mexican Stock Exchange shall be the average adjusted price per volume of transactions carried out during the last 30 days in which the shares of the Company have been traded, before the date of the offer during a period that cannot exceed six months. If the number the shares were traded for fewer than 30 days, the actual number of days in which the shares were traded will be taken into account. If the shares are not traded within such period of time, the book value of the shares will be used.

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

If the controlling shareholders obtain the consent of the shareholders representing 95% of the capital stock of the Company through a resolution adopted at a shareholders meeting, and the bid price for the shares is less than 300,000 investment units, as defined under Mexican law, the controlling shareholders will not be required to conduct a tender offer, as long as to obtain the cancellation, the Company places in trust for a minimum of six months an amount of funds necessary to acquire the remaining shares at the same price as the offer price.

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

MATERIAL CONTRACTS

On October 16, 2008, the Company entered into an agreement to extend the term of the Operating Agreement, dated as of December 30, 1998, between the Company and Comercializadora Siete, S.A. de C.V., under which the Company operates the radio station XHFO-FM. The agreement is scheduled to terminate on January 2, 2014. See Note 8 to the Consolidated Financial Statements.

For a description of the Company’s bank credit facility, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

On April 3, 2009, the Company entered into a local marketing agreement with certain subsidiaries of Emmis Communications Corporation, a U.S. radio broadcasting company. Under the local marketing agreement, the Company has agreed to provide programming to, and sell advertising time on, KMVN-FM, a radio station broadcasting in Los Angeles, California, for up to seven years. The Company will pay Emmis U.S.$ 7 million per year, plus expenses incurred by Emmis with respect to the station. On April 7, 2009, the Company advanced U.S.$ 14 million (approximately Ps. 200 million) as prepayment for the first two years of fees under the local marketing agreement. The Company financed the prepayment with a bank loan in an aggregate principal amount of Ps. 200 million.

In connection with the local marketing agreement, the Company also entered into a seven-year call and put option agreement with Emmis to purchase the assets of KMVN-FM. Pursuant to the agreement, the Company is entitled to exercise its call option to purchase the KMVN-FM station assets at any time during its seven-year term, and Emmis is entitled to require the Company to purchase the station’s assets during the seventh year of the term. If, at the time of the exercise of the call or put, the Company is not qualified under U.S. law to own a U.S. radio station, the Company must assign the agreement to a qualified third party. The purchase price under this agreement is U.S.$ 110 million.

Other than the foregoing, the only material contracts entered into by the Company in the two-year period before this filing have been entered into in the ordinary course of business.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See Item 3, “Key Information—Exchange Rate Information.”

TAXATION

The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in CPOs or ADSs. In particular, this summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that are subject to special tax rules, that own or are treated as owning 10% or more of the voting shares (including CPOs) of the Company or that may have acquired Series A Shares issued by the Company. This summary also includes a limited description of certain U.S. tax consequences with respect to non-U.S. holders.

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

Taxation of Dividends

Mexican Tax Considerations

During 2009, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the Series A Shares represented by CPOs or ADSs, to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date after the date of receipt by the CPO Trustee.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year before the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2007 or 2008 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2009 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

A holder of CPOs or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Capital Gains

Mexican Tax Considerations

Gains obtained during 2009 on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes, will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Income generated on the sale of CPOs during 2009 by individuals or legal entities that are non-resident of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes.

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the Mexican Stock Exchange, which preclude the holders’ acceptance of offers more competitive than those received prior to and during the period in which they are offered for sale. The exemption also will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.

If the abovementioned requirements are not met, capital gains realized on the disposition of CPOs by a U.S. holder who is eligible for tax benefits under the Tax Treaty generally will not be subject to Mexican tax, unless such gains are attributable to a permanent establishment of such U.S. holder in Mexico or if the U.S. holder owned, directly or indirectly, 25% or more of the issuer’s capital stock within the 12-month period preceding such sale or other disposition.

Exemption under the Tax Treaty requires that the U.S. holder appoint a legal representative in Mexico for income tax purposes before the sale and provide such a representative with a U.S. tax residence certificate issued by the U.S. Internal Revenue Service. Additionally, the U.S. holder must file a notice with the Mexican tax authorities within 30 days after the appointment has been made.

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

Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Such an exchanging U.S. holder will have a tax basis in the securities received equal to the basis such holder had in the exchanged securities. A U.S. holder’s holding period for securities received in such an exchange will include the holding period such U.S. holder had in the securities before such exchange.

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

The Single Rate Business Tax Law establishes that individuals and legal entities deemed as Mexican residents for tax purposes, as well as foreign residents with a permanent establishment in Mexico, are obligated to pay this tax, regardless of where the income is generated, on revenues obtained from engaging in the following activities: (i) transfer of goods; (ii) rendering of independent services; and (iii) granting of temporary use or enjoyment of goods.

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

DOCUMENTS ON DISPLAY

Grupo Radio Centro is subject to the information requirements of the Exchange Act. In accordance with these requirements, Grupo Radio Centro files reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report, and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Any materials filed by Grupo Radio Centro may also be read and copied at the SEC’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, Grupo Radio Centro has been required to make filings with the SEC by electronic means since November 2002. Any filings the Company makes electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov and Grupo Radio Centro’s website at http://www.grc.com.mx. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in currency exchange rates.

Foreign Currency Exchange Risk

The Company’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. For the year ended December 31, 2008, the Company had net foreign currency exposure of U.S.$ 132,000, which consisted of short-term U.S. dollar-denominated bank deposits. The Company acquired these instruments for purposes other than trading purposes. See Note 4 to the Consolidated Financial Statements.

Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company’s foreign currency denominated costs and expenses and of any obligation of the Company with respect to any foreign currency denominated liabilities. The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 3.1 million in 2008.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders’ Rights

None.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

BDO Hernández Marrón y Cía., S.C., or BDO, an independent registered public accounting firm, that has audited our financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting, which appears under Item 18 of this Annual Report on Form 20-F.

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

Item 16B.  Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act.  Our code of ethics applies to our chief executive officer, chief financial officer and principal accounting officer or persons performing similar functions.  Our code of ethics is available on our website at http://www.grc.com.mx.  (This URL is intended to be an inactive textual reference only.  It is not intended to be an active hyperlink to our website.  The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)  If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, principal accounting officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.  Principal Accountant Fees and Services

Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, BDO, for the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007	2008
	(in thousands)
Audit fees	Ps. 1,996	Ps. 1,974
Audit-related fees	320	320
Total fees	Ps. 2,316	Ps. 2,294

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not make any purchases of its equity securities in 2008.

Item 16F.  Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Significant Differences between New York Stock Exchange Corporate Governance Standards and our Corporate Governance Practices

On November 4, 2003, the NYSE established new corporate governance rules applicable to listed companies.  These rules, and the amendments thereto, are codified in Section 303A of the NYSE’s Listed Company Manual.  Under these rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers.  As a foreign private issuer, pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we must provide a brief description of any significant difference between our corporate governance practices and those followed by U.S. companies in accordance with the NYSE listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE rules.  See Item 6, “Directors, Senior Management and Employees—Directors.”

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Director Independence

303A.01
Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting an individual, group holds power or another company, rather than the public.

Pursuant to our bylaws, our shareholders are required to appoint a board of directors of between seven and 21 members, of whom at least 25% must be independent.

In accordance with the Securities Market Law, our general shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions

303A.03
Non-management directors must meet regularly without management in executive sessions over which a non-management director must preside. The name of the non-management director presiding at all such sessions (or the procedure by which one is selected for each session) must be disclosed in the company’s proxy (or, if no proxy is filed, its Form 10-K / annual report). Independent directors should meet alone in an executive session at least once a year.
There is no similar requirement under our bylaws or applicable Mexican law.

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Nominating/Corporate Governance Committee

303A.04
Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and annual evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements.

We currently do not have a nominating/corporate governance committee.

As required under the Mexican Securities Market Law, we have formed a corporate practices committee.

•      The committee is composed of directors who are appointed by either the board of directors after nomination by its chairman or by the shareholders at the general shareholders’ meeting.

•      Currently, all members of our corporate practices committee are independent as defined under the Mexican Securities Market Law and Rule 10A-3.

•      The chairman of the committee is appointed and removed exclusively by the shareholders at the general shareholders’ meeting.

•      Pursuant to our bylaws and to Mexican law, the chairman of our corporate practices committee submits an annual report regarding its activities to our board of directors, which in turn presents the report to our shareholders at the general shareholders’ meeting.

Compensation Committee

§303A.05
Compensation committee of independent directors is required, which must approve CEO compensation and offer recommendations to the board concerning non-CEO executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee.

Our bylaws require that our directors’ compensation be determined by the shareholders at the general shareholders’ meeting.

The board of directors is authorized to approve the compensation policies for the CEO and other executive officers.

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Audit Committee

303A.06 303A.07
Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended and the more stringent requirements under the NYSE standards is required.

We have been required to comply with Rule 10A-3 since July 31, 2005 and have formed an audit committee that satisfies the requirements of Rule 10A-3. The audit committee is not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

•      The audit committee is composed of directors who are appointed by either the board of directors after nomination by its chairman or by the shareholders at the general shareholders’ meeting.

•      All members of the audit committee are independent as defined by the Securities Market Law and Rule 10A-3.

•      The chairman of the audit committee is appointed and removed exclusively by the shareholders at the general shareholders’ meeting and submits an annual report regarding the activities of the committee to the board of directors, which in turn presents the report to the shareholders at the general shareholders’ meeting.

Equity Compensation Plans

303A.08	Equity compensation plans, and material amendments thereto, require shareholder approval, subject to limited exemptions.	Under Mexican law, shareholder approval is required for the adoption and amendment of an equity compensation plan. We do not currently have an equity compensation plan.

Code of Ethics

303A.10	Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver for directors or executive officers.
We have adopted a code of ethics applicable to our chief executive officer, chief financial officer and principal accounting officer or persons performing similar functions. We must disclose any waivers granted to such persons. A copy of our code of ethics is available on our website at www.radiocentro.com.mx.

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Certification Requirements

303A.12
CEO must (1) certify annually that unaware of any violation of the NYSE corporate governance listing standards and (2) notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with NYSE corporate governance standards. An annual Written Affirmation (as well as interim Written Affirmations in certain circumstances) must be executed and submitted to the NYSE in the form it prescribes.

Mexican securities regulations require us to submit annually to the CNBV a report and certification of the chairman and secretary of our board of directors regarding the degree of our compliance with the provisions of the Mexican Code of Best Corporate Practices.

The NYSE rules require that we execute and submit an annual Written Affirmation (as well as interim Written Affirmations in certain circumstances) to the NYSE in the form it prescribes and that our CEO notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with NYSE corporate governance standards.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See pages F-1 through F-41, incorporated by reference herein.

Item 19.  Exhibits

Documents filed as exhibits to this annual report:

(a)	List of Financial Statements

Consolidated Financial Statements of Grupo Radio Centro, S.A.B. de C.V. for the Years EndedDecember 31, 2008, 2007 and 2006

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

Credit Agreement, dated June 4, 2007, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusión Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as creditors, together with an amendment dated May 16, 2008, a second amendment dated June 4, 2008, and a third amendment dated May 14, 2009, filed as an English translation(k)
4.6

Amendment to the Credit Agreement, dated May 16, 2008, filed as an English translation(m)	4.7

Second Amendment to the Credit Agreement, dated June 4, 2008, filed as an English translation(m)	4.8

Third Amendment to the Credit Agreement, dated May 14, 2009, filed as an English translation	4.9

Local Marketing Agreement, dated as of April 3, 2009,among among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.10

Put and Call Agreement, dated as of April 3, 2009, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.11

List of Subsidiaries of the Company	8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13.1

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

(j) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 29, 2005.

(k) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006.

(l) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 2, 2007.

(m) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 30, 2008.

(n) Incorporated by reference to the Form 8-K of Emmis Communications Corporation (Commission File No. 0-23264) filed on April 8, 2009.

SIGNATURE

The registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June 26, 2009

GRUPO RADIO CENTRO, S.A.B. de C.V.

By:	/s/ Pedro Beltrán Nasr
Pedro Beltrán Nasr
Chief Financial Officer

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

AND

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

TOGETHER WITH

AUDITOR’S REPORT

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of independent registered accounting firm	F-2 to F-4

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-5

Consolidated Statements of Income	F-6
for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity	F-7
for the years ended December 31, 2008, 2007 and 2006

Consolidated Statement of Cash Flows	F-8
for the year ended December 31, 2008

Consolidated Statements of Changes in Financial Position	F-9
for the years ended December 31, 2007 and 2006

Notes to the Consolidated Financial Statements	F-10 to F-41

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Grupo Radio Centro, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income and changes in shareholders’ equity for the years ended December 31, 2008, 2007 and 2006 as well as the statement of cash flows for the year ended December 31, 2008 and the statement of changes in financial position for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the standards of the Public Accounting Oversight Board (United States). These standards require that we plan and perform the audits in order to obtain reasonable assurance as to whether the financial statements are free of material misstatements and whether they are prepared according to Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial information reporting standards used, the significant estimates made by the Company’s management and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3b to the consolidated financial statements, as of January 1, 2008, the Company adopted the financial reporting standard MFRS B-2, Statement of Cash Flows, which supersedes Bulletin B-12, Statement of Changes in Financial Position that was in effect through December 31, 2007. As mentioned in Note 3b, the Company also adopted, as of January 1, 2008, MFRS B-10, Effects of Inflation.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and the consolidated changes in shareholders’ equity for the years then ended, as well as the consolidated cash flows for the year ended December 31, 2008 and the consolidated changes in their financial position for the years ended December 31, 2007 and 2006, in conformity with Mexican financial reporting standards accepted in Mexico.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language. In all cases where there are any disagreements between the English and Spanish versions, the Spanish version shall be considered authoritative and controlling.

BDO Hernández Marrón y Cía., S.C.

/s/ Bernardo Soto Peñafiel
Bernardo Soto Peñafiel
Audit Partner

Mexico City
February 18, 2009, except for the events described in Note 23, dated June 22, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Grupo Radio Centro, S.A.B. de C.V. and subsidiaries

We have audited Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Radio Centro, S.A.B. de C.V.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15, Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 2008, 2007 and 2006, and our report dated February 20, 2008, except for Note 23 which is dated as of June 22, 2009.

BDO Hernandez Marron y Cia, S.C.

/s/ Bernardo Soto Peñafiel
Bernardo Soto Peñafiel

June 22, 2008
Mexico City

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(All amounts bearing the symbol “Ps” are expressed in thousands of Mexican pesos. The amounts bearing the symbol “US$” are expressed in thousands of US dollars - See Note 3a.).

ASSETS	2008				2007

CURRENT ASSETS:

Cash and temporary investments (Note 5)	US$	6,727	Ps	93,054	Ps	167,011

Accounts receivable:
Clients from broadcasting, net of allowance for doubtful accounts of Ps 23,916 in 2008 and 2007		21,768		301,101		195,707
Taxes recoverable		217		3,007		-
Others (Note 7)		450		6,225		4,663

		22,435		310,333		200,370

Advance payments		2,760		38,179		33,360

Total current assets		31,922		441,566		400,741

PROPERTIES AND EQUIPMENT, NET (Note 10 )		33,620		465,034		461,555

DEFERRED CHARGES, NET (Note 11)		351		4,850		6,047

EXCESS COST OVER NET BOOK VALUE OF ASSETS OF SUBSIDIARIES, NET (Note 12)		59,924		828,863		828,863

OTHER ASSETS		240		3,325		3,239

	US$	126,057	Ps	1,743,638	Ps	1,700,445

LIABILITIES	2008				2007

SHORT-TERM LIABILITIES:

Advances from clients (Note 13)	US$	10,305	Ps	142,543	Ps	124,418
Suppliers and other accounts payable (Note 14)		4,872		67,388		55,420
Income tax and other taxes payable (Note 15)		1,363		18,859		50,847

Total short-term liability		16,540		228,790		230,685

LONG-TERM LIABILITIES:

Labor obligations (Note 16)		4,358		60,276		58,605
Deferred taxes (Note 18)		1,575		21,782		5,130

Total liabilities		22,473		310,848		294,420

SHAREHOLDERS' EQUITY (Note 17):

Capital stock		81,724		1,130,410		1,130,410
Retained earnings		18,639		257,818		231,098
Reserve for the repurchase of shares		3,169		43,837		43,837

Majority shareholders' equity		103,532		1,432,065		1,405,345
Minority interest		52		725		680

Total shareholders' equity		103,584		1,432,790		1,406,025

	US$	126,057	Ps	1,743,638	Ps	1,700,445

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A. B DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(All amounts bearing the symbol “Ps” are expressed in thousands of Mexican pesos. The amounts bearing the symbol “US$” are expressed in thousands of US dollars - See Note 3a.).

	2008				2007		2006

Broadcasting income	US$	53,145	Ps	735,105	Ps	654,760	Ps	825,590

Broadcasting expenses, excluding depreciation and amortization		32,703		452,350		421,970		460,072

Broadcasting income		20,442		282,755		232,790		365,518

Depreciation and amortization		2,293		31,720		33,687		37,183
								-
Corporate, general and administrative expenses		1,045		14,461		14,774		14,813

Operating income		17,104		236,574		184,329		313,522

Other expenses, net (Note 19)		4,112		56,880		45,806		59,511

Comprehensive cost of financing:

Interest expense		606		8,376		2,767		37,665
Interest income		(16)		(228)		(399)		(480)
Foreign exchange loss (gain), net (Note 4)		(34)		(470)		5		(8)
Loss from monetary position		-				3,477		2,665

		556		7,678		5,850		39,842

Profit before extraordinary item		12,436		172,016		132,673		214,169

Extraordinary item (Note 9)		-		-		-		263,523

Profit before income tax		12,436		172,016		132,673		477,692

Income tax (Note 18)		3,271		45,251		41,554		42,944

Net income	US$	9,165	Ps	126,765	Ps	91,119	Ps	434,748

Net income corresponding to:
Majority shareholders		9,162		126,720		91,098	Ps	434,685
Minority interest		3		45		21		63

	US$	9,165	Ps	126,765	Ps	91,119	Ps	434,748

Net income per share	US$	0.0563	Ps	0.7790	Ps	0.5598	Ps	2.6712

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(All amounts bearing the symbol “Ps” are expressed in thousands of Mexican pesos. The amounts bearing the symbol “US$” are expressed in thousands of US dollars - See Note 3a.).

					Reserve for				Cumulative
					repurchase		Excess in		effect of		Effect from
	Capital		Retained		of		restatement		deferred		labor		Minority				Comprehensive
	stock		earnings		shares		of capital		income tax		obligations		interest		Total		income

Balances as of December 31, 2005 (see Note 17)		$1,258,138		$(120,608)		$44,994		$5,084		$(106,320)		$(273)		$604		$1,081,619		(42,710)

Repurchase of shares		(5,086)		-		(4,031)		-		-		-		-		(9,117)		-

Reimbursement of capital		(128,545)		-		-		-		-		-		-		(128,545)		-

Effect from the additional liability from labor obligations		-		-		-		-		-		(37)		-		(37)		-

Sale of shares		5,903		-		2,874		-		-		-		-		8,777		-

Net gain for the year		-		434,748		-		-		-		-		-		434,748		434,748

Minority interest participation		-		(63)		-		-		-		-		63		-		-

Balances as of December 31, 2006 (see Note 17)		1,130,410		314,077		43,837		5,084		(106,320)		(310)		667		1,387,445		434,748

Dividends paid		-		(71,934)		-		-		-		-		(8)		(71,942)		-

Reclassification of the excess in restatement of capital and the cumulative effect of deferred income tax				(101,236)				(5,084)		106,320								-

Effect from the additional liability from labor obligations		-		-		-		-		-		(597)		-		(597)		(597)

Reclassification of the effect labor obligations in capital				(907)								907

Net gain for the year		-		91,119		-		-		-		-		-		91,119		91,119

Minority interest participation		-		(21)		-		-		-		-		21		-		-

Balances as of December 31, 2007 (see Note 17)		1,130,410		231,098		43,837		-		-		-		680		1,406,025		90,522

Dividends paid		-		(100,000)		-		-		-		-		-		(100,000)		-

Effect from the additional liability from labor obligations		-		-		-		-		-		-		-		-		-

Net gain for the year		-		126,765		-		-		-		-		-		126,765		126,765

Minority interest participation		-		(45)		-		-		-		-		45		-		-

Balances as of December 31, 2008 (see Note 17)	Ps	1,130,410	Ps	257,818	Ps	43,837	Ps	-	Ps	-	Ps	-	Ps	725	Ps	1,432,790	Ps	126,765

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

(All amounts bearing the symbol “Ps” are expressed in thousands of Mexican pesos. The amounts bearing the symbol “US$” are expressed in thousands of US dollars - See Note 3a.).

	2008
OPERATING ACTIVITIES:
Income before income tax:	US$	12,436	Ps	172,016

Items related to investment activities:
Depreciation and amortization		2,293		31,720
Interest income		(16)		(228)
Other items		(25)		(348)
Pension plans		121		1,671
Items related to financing activities:
Interest payable		606		8,376

Total		15,415		213,207

Increase in accounts receivable and others		(10,175)		(140,746)
Decrease in suppliers		1,242		17,178
Income tax paid		(2,313)		(31,988)

Net cash used in operating activities		(11,246)		(155,556)

INVESTMENT ACTIVITIES:

Interest expense		16		228
Acquisition of properties, machinery and equipment		(1,696)		(23,460)

Net cash used in investment activities		(1,680)		(23,232)

Cash to apply to financing activities		(1,680)		34,419

FINANCING ACTIVITIES:

Interest paid		(606)		(8,376)
Dividends paid		(7,230)		(100,000)

Cash used in financing activities		(7,836)		(108,376)

CASH AND TEMPORARY INVESTMENTS:
Net decrease for the period		(5,347)		(73,957)

Balance at the beginning of the year		12,074		167,011

Balances at the end of the year	US$	6,727	Ps	93,054

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(All amounts bearing the symbol “Ps” are expressed in thousands of Mexican pesos. The amounts bearing the symbol “US$” are expressed in thousands of US dollars - See Note 3a.).

	2007				2006
OPERATIONS:

Net income	US$	8,347	Ps	91,119	Ps	434,748

Charges (credits) to results not requiring (providing) the
outlay of resources:

Depreciation and amortization		3,086		33,687		37,183
Deferred income tax		(390)		(4,259)		(34,524)
Labor obligations (Note 16)		302		3,302		13,158
Advance payments		-		-		(15,252)
Effect from the valuation of properties (Note 10)		81		881		1,930

		11,426		124,730		437,243
Net changes in accounts receivable, accounts payable and other assets		2,634		28,759		(172,456)

Resources generated from the operation		14,060		153,489		264,787

FINANCING:

Dividends paid		(6,590)		(71,942)		-
Sale of shares		-		-		8,777
Repurchase of shares		-		-		(9,117)
Notes payable		-		-		(122,255)
Repurchase of shares		-		-		(128,548)

Resources applied in financing activities		(6,590)		(71,942)		(251,143)

INVESTMENT:

Goodwill		(12)		(129)		-

Deferred charges		(181)		(1,978)		537

Excluding the recognition of the effects from inflation:
Equipment		(1,314)		(14,341)		(6,528)
Security deposits		16		171		-

Resources applied in investment activities		(1,491)		(16,277)		(5,991)

Increase in cash and temporary investments		5,979		65,270		7,654

Cash and temporary investments at the beginning of the year		9,320		101,741		94,088

Cash and temporary investments at the end of the year	US$	15,299	Ps	167,011	Ps	101,741

The accompanying notes are an integral part of these financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007
AND
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(All amounts bearing the symbol “Ps ” are expressed in thousands of Mexican pesos.  See Note 3.a.  The amounts bearing the symbol “US$” are expressed in thousands of US dollars).

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

Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following companies:

Companies:		2008	2007	2006

Radio stations:

XEQR, S.A. de C.V.		X	X	X
XERC, S.A. de C.V.		X	X	X
XEEST, S.A. de C.V.	( a )	X	X	X
XEQR-FM, S.A. de C.V.		X	X	X
XERC-FM, S.A. de C.V.		X	X	X
XEJP-FM, S.A. de C.V.		X	X	X
XEDKR-AM, S.A. de C.V.		X	X	X
XESTN-AM, S.A. de C.V.		X	X	X
Radio Red, S.A. de C.V.		X	X	X
Radio Red-FM, S.A. de C.V.		X	X	X
Estación Alfa, S.A. de C.V.		X	X	X
Emisora 1150, S.A. de C.V. (formerly XECMQ)		X	X	X
Radio Sistema Mexicano, S.A.		X	X	X

Companies:		2008	2007	2006
Marketing companies:

Grupo Radio Centro, S.A.B. de C.V.		X	X	X
GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)		X	X	X
GRC Publicidad, S.A. de C.V.		X	X	X
GRC Comunicaciones, S.A. de C.V.	(b)	X	X
GRC Medios, S.A. de C.V.		X	X	X
Radio Centro Publicidad, S.A. de C.V.		X	X	X

Service companies:

Promotora Técnica de Servicios
Profesionales, S.A. de C.V.		X	X	X
Publicidad y Promociones
Internacionales, S.A. de C.V.		X	X	X
Promo Red, S.A. de C.V.		X	X	X
To2 México, S.A. de C.V.		X	X	X

Real estate companies:

Universal de Muebles e Inmuebles, S.A. de C.V.		X	X	X
Inmobiliaria Radio Centro, S.A. de C.V.		X	X	X

Sub-holding companies:

Desarrollos Empresariales, S.A. de C.V.		X	X	X
Radiodifusión Red, S.A. de C.V.		X	X	X
Enlaces Troncales, S.A. de C.V.		X	X	X

Non-operating companies:

Música, Música, Música, S.A. de C.V.		X	X	X
Promotora de Éxitos, S.A. de C.V.		X	X	X
Producciones Artísticas Internacionales,
S.A. de C.V.		X	X	X

(a)	Radio station managed and operated by Comercializadora Siete de México, S.A. de C.V.
(b)	Subsidiary as of January 9, 2007.

The Company’s radio-station operations include the production and broadcasting of musical programs, news, interviews, special events and advertising in Mexico City’s metropolitan area. They are based on limited-term concessions, subject to renewal, granted by Mexico’s Ministry of Communications and Transportation (“SCT”). One of the station concessions granted to the Company will expire in December 2012, nine in July 2016, one in October 2015, one in November 2015 and one in December 2019.

The Company’s marketing companies, are responsible for the programming and sale of commercial airtime for broadcast by the Company’s radio stations in Mexico City, the metropolitan area, and the interior of the country.

The Company’s service companies provide commercial, technical and administrative services to the companies comprising Grupo Radio Centro.

The Company’s real estate companies own the land and buildings where the transmission facilities of the Company’s radio stations and its commercial companies are located, including the building where the head offices and studios of Grupo Radio Centro and its subsidiaries are located.

The Company’s non-operating companies were incorporated for the purpose of developing new investment projects.

NOTE 2        BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the balance sheets of Grupo Radio Centro and its subsidiaries, listed in Note 1, as of December 31, 2008 and 2007 and the related consolidated statements of income and changes in shareholders’ equity for the years ended December 31, 2008, 2007 and 2006, as well as the statement of cash flows for the year ended December 31, 2008 and the statement of changes in financial position for the years ended December 31, 2007 and 2006. All intercompany balances and transactions have been eliminated in consolidation.

The US dollar amounts (denoted by the symbol “US$”) shown in the 2008 financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 13.8320 per US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2008, as published by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

NOTE 3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS).  MFRS require Company management, using their professional judgment, to make certain estimates and to use certain assumptions in order to determine the valuation of certain items included in its financial statements. Though such estimates and assumptions may differ from the final result, Company management believes that they are adequate under the circumstances and as of the date of issue of these financial statements.

The most significant accounting policies followed by Grupo Radio Centro in the preparation of its consolidated financial statements, which are in compliance with MFRS, are summarized below:

a.       Basis of preparation and disclosure:

1.   Monetary unit of the financial statements:

The financial statements and footnotes as of December 31, 2008 and for the year then ended were determined and are presented in nominal Mexican pesos (except for those non-monetary items that include inflation effects at December 31, 2007) and the financial statements and footnotes as of December 31, 2007 and 2006 and for the years then ended are presented in Mexican pesos with purchasing power as of December 31, 2007.

2.   Classification by function:

Expenses are presented based on function to highlight how broadcasting expenses are used, in contrast to corporate, general and administrative expenses.

3.   Operating income:

Operating income is determined by deducting operational and broadcasting expenses, corporate, general and administrative expenses, and depreciation and amortization from broadcasting revenues. Even though this is not required by MRFS B-3, it is included in this line of the consolidated statements of income presented as it adds to a better understanding of the Company’s economic and financial performance.

4.   Comprehensive income:

Comprehensive income presented in the statement of changes in shareholders’ equity is the result of the Company’s total performance during the period and is represented by the year’s net income plus additional liability from retirement payments, which in compliance with MFRS, is charged directly to shareholders’ equity.

b.      Adoption of new MFRS:

As of January 1, 2008, guidelines contained in the following MFRS became effective. The Company considers that the adoption of the MFRS did not have a material effect on the financial information presented in its financial statements and footnotes.

The most relevant changes are the following:

1. MFRS B-2, Statement of Cash Flows.

MFRS B-2 substitutes Bulletin B-12, Statement of Changes in Financial Position. It establishes that nominal pesos must be used as the base monetary unit for the preparation of financial statements, independent of whether economic conditions would merit the recognition of the effects of inflation in the financial information. MFRS B-2 further requires the use of the direct or indirect method in the determination and presentation of cash flows from operating activities. The Company used the indirect method, which requires that the statement of cash flows begin with net income or loss before income taxes, which is reconciled with cash flows from operating activities.

MFRS B-2 accounting changes are not recognized retroactively. As a result, the Company has presented its Statement of Cash Flows for the year ended December 31, 2008 and its Statement of Changes in Financial Position for the years ended December 31, 2007 and 2006.

2. MFRS B-10, Effects of Inflation.

MFRS B-10 substitutes Bulletin B-10. It establishes that inflation accounting methods applicable for two economic environments: (a) in an “inflationary” economy, if the cumulative inflation rate for the three previous years is greater than 26%, the effects of inflation are recognized on the financial statements for the period; or (b) in a non-inflationary economy, if the cumulative inflation rate for the three previous years is less than 26%, the effects of inflation are not recognized on the financial statements for the period.  In inflation accounting, the National Consumer Price Index (NCPI) or the Units of Investment (UDI) may be used to adjust amounts reported in the financial statements. MFRS B-10 further requires the valuation of inventories at replacement cost and the valuation of imported assets is eliminated through specific indexing. Consequently, the result from holding non-monetary assets included in the excess in restatement of capital must be identified with the assets giving rise to them. As it was not possible to identify such assets, together with the initial effect from the adoption of Bulletin B-10, the cumulative result from holding non-monetary assets amounting to Ps.5,084 were reclassified from accumulated other comprehensive income to retained earnings in the changes in stockholders’ equity. The Company found it impracticable to quantify the effects of inflation and the result from holding non-monetary assets in the 2008 income statement.

Cumulative inflation for the last three years is 11.56%. Therefore, in compliance with the new MFRS, the economic environment is considered non-inflationary. Accordingly, as of January 1, 2008, the Company suspended the recognition of the effects of inflation in its financial statements. Consequently, assets, liabilities, and shareholders’ equity as of December 31, 2008 and 2007, include the restatement effects of inflation recognized only through December 31, 2007.

3. MFRS D-4, Taxes on Earnings.

MFRS D-4 removes employee profit sharing (PTU) from the guidelines regarding income taxes. Further, MFRS D-4 provides that the tax on assets (IMPAC) is recognized as a tax credit or a deferred tax asset only when there is a probability of recovery against tax gain in future years. MFRS D-4 also establishes that the initial application of this standard should be made on a retroactive basis and that the cumulative effect of income tax on retained earnings must be reclassified to retained earnings, unless it is identified with other items not yet taken into income.

The balance of the cumulative effect of income tax that was reclassified to retained earnings amounts to Ps 106,320, as shown in the Statement of Changes in Shareholders’ Equity at December 31, 2008.

4. MFRS D-3, Employee Benefits.

MFRS D-3 incorporates standards relating to accrued and deferred PTU, requiring that deferred PTU be determined on the income tax assets and liabilities method established in MFRS D-4, thereby eliminating the practice of considering only those temporary differences that arise from the reconciliation between accounting income and the taxable income for PTU purposes.

This new MFRS also eliminates the recognition of an additional liability because no salary increase is assumed. It additionally establishes an amortization period of the lesser of five years and the remaining useful lives of the following items: a) the initial balance of the transition balance from dismissal and retirement benefits; b) the initial balance from prior services and changes to the plan; and c) the initial balance of actuarial earnings and losses from retirement benefits net of the transition liability. With respect to the latter, there is an option to amortize the entire balance against other expenses (income) in the 2008 results from operations. The Company opted to amortize the balance of this item for an amount of Ps.1,047.

c.      Recognition of the effects from inflation:

As a result of the adoption of the MFRS B-10 mentioned in paragraph b above, the Company suspended the recognition of the effects from inflation in its financial statements as of January 1, 2008.

Through December 31, 2007, recognition of the effects of inflation resulted mainly in earnings or losses on non-monetary and monetary items presented in the financial statements recognized under the following two categories:

Excess in the restatement of shareholders’ equity – This classification consists of the accrued result from monetary position up to the date of the first restatement and the gaining from holding non-monetary assets that represent the change in the specific level of prices that increased above the level of inflation.

Results from monetary position – The gain (loss) on net monetary position represents the effects of inflation, as measured by applying factors from the National Consumer Price Index (NCPI), on net monetary assets and liabilities at the beginning of each month. Monetary assets produce a loss while monetary liabilities produce a gain.

The percentages of inflation for the years ended December 31, 2008 and 2007 were 6.52% and 3.76%, respectively.

d.      Temporary investments:

Temporary investments consisted primarily of deposits at fixed interest rates and with maturities of less than 90 days and are valued at cost plus accrued interest, which does not exceed market value.

e.      Property and equipment:

Property and equipment are recorded at acquisition cost. Balances from acquisitions made through December 31, 2007 are adjusted for the effects of inflation by applying NCPI factors. Related depreciation is calculated by applying the straight-line method based on the estimated remaining useful lives of assets, which is determined by the Company using the depreciation rates discussed in Note 10.

During 2008, 2007 and 2006, the Company recognized an increase (decrease) in the realizable value of unoccupied properties in the amount of Ps 901, (Ps 881), and (Ps 1,930), respectively, whose effect was applied to the year’s results (see Note 19).

f.      Excess cost over the net value of subsidiaries:

The excess of the cost over the net value of subsidiaries (goodwill) represented the excess of the purchase price of the acquired subsidiary over the reasonable value of its net assets. In order to determine this amount, acquired intangible assets that have no replacement value are eliminated. Through 2007, the remainder of the goodwill balance was adjusted to recognize the effect of inflation by applying factors from the NCPI.

There is no amortization of goodwill; rather it is subject to impairment testing in accordance with the guidelines of Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal.  As of December 31, 2008, 2007, and 2006, there was no goodwill impairment.

g.      Installation expenses and software licenses:

Installation expenses are recorded at acquisition cost. Balances from sales made up to December 31, 2007 are adjusted to recognize the effect of inflation by applying factors from the NCPI. Amortization is calculated on the straight-line method at a 5% annual rate (Note 11). Software licenses are recorded at acquisition cost and amortized according to their duration.

h.      Tax on earnings:

Income tax (ISR) and the flat rate business tax (IETU) are recorded in the year in which they are payable. The deferred tax is recognized by applying the respective tax rate to temporary differences that result from the comparison made between book and fiscal balances of the assets and liabilities and, if necessary, the benefits from tax loss carryforwards and tax credits are included. The deferred tax asset is recorded only when there is a high probability it will be recovered.

The effect of changes in tax rates on deferred taxes is recognized in the results of the period in which the changes are approved.

The effect of deferred taxes was a charge to the provision of income taxes of Ps 16,652 in 2008 and a tax benefit of Ps (4,259) and Ps (34,508) in 2007 and 2006, respectively. Deferred tax liability increased (decreased) for those amounts (see Note 18).

i.      Employee profit sharing (PTU):

PTU is recorded in the year in which it is payable and is presented under the caption “other income and expenses” in the accompanying statement of income. Deferred PTU is determined based on temporary differences that result in 2008 from the comparison of book and tax balances of assets and liabilities and, in 2007, from the comparison from book income and taxable income that is recognized only when the liquidation of a liability or the generation of a benefit is probable and when there is no indication that the situation is going to change in a way that the liability or the benefit will not be realized.

j.      Advances from customers:

Advances from customers are recognized as income when the corresponding airtime is broadcast.

k.      Labor liabilities:

Labor liabilities are divided into three types of employee benefits: direct short and long-term benefits, termination benefits, and retirement benefits. They are analyzed as follows:

Direct short- and long-term benefits - These benefits are valued in proportion with services rendered, by considering current wages. These benefits are recognized as a liability as they are incurred and include mainly PTU payable, paid absences, such as vacations and vacation premiums, and incentives.

Termination and retirement benefits - Liability from seniority premiums, post-retirement benefits, and severance payments from termination of employment are recorded as they become payable. They are calculated by independent actuaries based on the projected individual credit method by using nominal interest rates in 2008 and real interest rates in 2007. Therefore, the liability is being recognized at current value and it is estimated it will cover the obligations of these benefits as of the estimated retirement date of all employees that work at the Company. The cost for termination amounted to Ps 1,671 in 2008 and Ps 5,118 in 2007. (See actuarial estimates in Note 16).

Other payments based on seniority to which employees may be entitled in the event of separation or death pursuant to the Mexican Federal Labor Law are recorded in results of the year when such benefits are incurred.

l.      Earning per share:

Basic earnings per common share are calculated by dividing net consolidated income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting net consolidated income and common shares under the assumption that the entities commitments will be realized in order to issue or exchange its own shares. For the years ended at December 31, 2008, 2007 and 2006, there were no diluted earnings per share.

m.     Comprehensive result of financing (RIF) and transactions in foreign currency:

RIF - RIF included in the statements of income, includes interest and foreign exchange differences. It also included the monetary effect through 2007.

Transactions in foreign currency – Transactions in foreign currency are recorded at the exchange rate prevailing as of the dates the transactions are entered into and/or settled. Assets and liabilities in foreign currency are restated at the exchange rate as of the balance sheet date. The resulting exchange differences are recorded in results of operations (see Note 4).

n.      Revenue recognition:

Income is recognized when the corresponding airtime is broadcast.

o.      Barter transactions:

From time to time, the Company receives products and services in exchange for advertising airtime. Advertising airtime is recognized when the advertising is aired and the cost when the goods and services are used. The Company’s management estimates that the value of these transactions does not exceed market value.

p.      Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

q.      Concentration of credit risk – Broadcasting revenue:

The Company’s principal source of revenue is generated by broadcasting advertising and promotions for its customers. Although the Company has several large customer accounts, none comprised more than 10% of the Company’s total broadcasting revenue in 2008, 2007, and 2006.

r.      Repurchase of shares:

In accordance with Mexico’s current Stock Market Law, the Company has created a capital reserve from retained earnings, called “Reserve for Repurchase of Shares”, to support trading of its shares in the stock market.  Shares temporarily acquired by the Company and withdrawn from the market are considered treasury shares. Should these shares not be offered to the investing public within one year, they must be canceled, resulting in a reduction of common stock.

s.      Impairment of long-lived assets:

The Company tests goodwill and other long-lived assets for impairment when events or changes indicate that the recorded book value of these assets might not be recovered. To test for impairment the Company compares the book value of goodwill and other long-lived assets with their expected future cash flows, which are discounted to the present value the Company estimates the asset could generate in the future, against book value.  If the Company determines that the value of the asset has been impaired, the reduction in the value is recognized in the results of operations.  As of December 31, 2008, 2007 and 2006, there was no impairment of these assets.

t.      Reclassifications:

In compliance with MFRS, certain amounts in the 2006 financial statements as originally issued have been reclassified to conform with the presentation of the 2008 and 2007 consolidated financial statements.

u.         New accounting pronouncement – Subsequent event:

As of January 1, 2009, the following MFRS became effective. The Company considers that the adoption of these MFRS will not have significant effects on the financial information presented in the financial statements and the respective footnotes. The most relevant changes are as follows:

1.
MFRS B-7, Business acquisitions. This MFRS requires the method of purchasing accounting to be used in the acquisition of businesses and stipulates concepts such as the acquirer and what is acquired is classified as a business. Moreover, it establishes that the recognition of the assets and liabilities assumed at fair value, the accounting treatment of goodwill, and the proper financial statement disclosure.

2.
MFRS B-8, Consolidated and combined financial statements. This MFRS substitutes Bulletin B-8. It includes additional stipulations on investment and control concepts and permits the non-consolidation of sub-holding companies.

3.
MFRS C-7, Investments in associated companies and other permanent investments. This MFRS establishes the accounting treatment applicable to permanent investments in associated companies and other permanent investments. Among other things, it establishes that the recognition of losses are expensed up to the amount of the original investment, except when the holding company has incurred labor obligations on behalf of the associated company, in which case the respective liability will be recognized.

4.
MFRS C-8, Intangible assets. This MFRS substitutes Bulletin C-8. Its main changes and characteristics are as follows: a) how they are used for the production or supplying of goods or the rendering of services or for administrative purposes; the assumption that the useful life may not exceed a period of twenty years; b) non-monetary assets are added; subsequent reimbursements on a research and development project in the process of being acquired, are recognized i) as an expenditure when they are accrued if they are a part of the research stage; or ii) as an intangible asset if they meet criteria to be recognized as such when research expenses are accrued; c) when it is indicated that it must be probable that the future economic benefits will be in favor of the entity; and d) when a new treatment is detailed for the exchange of an asset.

NOTE 4          ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The consolidated balance sheets as of December 31, 2008 and 2007 include the following assets and liabilities in thousands of US dollars, valued at the closing year-end foreign exchange rates of Ps 13.8320/US$1.00 and Ps 10.8662/US$1.00, respectively:

	2008		2007
Cash and marketable securities	US$	162	US$	68
Liabilities		(30)		-

Net asset position	US$	132	US$	68

As of February 18, 2009, the foreign-exchange rate was Ps 14.6013/US$1.00.

The net book value of the Company’s property and equipment denominated in foreign currencies as of December 31, 2008 and 2007 was as follows:

	2008		2007

Plant equipment	US$	1,565	US$	1,552
Studio equipment		1,386		1,051
Helicopters		504		881
Others		455		100

	US$	3,910	US$	3,584

NOTE 5         CASH AND TEMPORARY INVESTMENTS

At December 31, cash and temporary investments consisted of the following:

	2008		2007

Cash	Ps	6,081	Ps	3,102
Short-term temporary investments		86,973		163,909

	Ps	93,054	Ps	167,011

Temporary investments as of December 31, 2008 and 2007 consisted primarily of deposits at fixed interest rates and with maturities of less than 90 days. The Company invests its temporary excess cash in these deposits.

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

During the years ended December 31, 2008, 2007, and 2006, the Company conducted the following transactions with related parties:

	2008		2007		2006
Income:

Sale of customer portfolio (a)	Ps	-	Ps	-	Ps	12,451
Sale of airtime and services		50		43		55
Sale of equipment		668		554		1,155
Sundry income from shareholders (b)		3,083		1,659		4,717

Expenses:

Purchase of airtime and services received		(1,597)		(869)		(1,363)
Commissions paid and other services (c)		(8,347)		(13,755)		(17,312)

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

(b)
During the years ended 2008, 2007, and 2006, shareholders made personal use of goods and services the Company had acquired in barter transactions and paid the Company Ps 3,083, Ps 1,659 and Ps 4,717, respectively, for the goods and services (see Note 3o).

(c)
On January 5, 2000 the Company entered into a contract with an entity owned by Francisco Aguirre Gómez, the president and a shareholder of the Company. This entity provides promotional services to the Company. As of December 31, 2008, 2007 and 2006, the Company incurred expenses for the services under this contract totaling Ps 3,330, Ps 3,604, and Ps 7,888, respectively.

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 11 of the 108 affiliated in the network serviced by OIR as of December 31, 2008 and 2007. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 9%, 12%, and 13.7% of OIR revenue (approximately 0.3%,  0.4% and 0.3% of the Company’s total broadcasting revenue) for the years ended December 31, 2008, 2007 and 2006, respectively. The Company has provided administrative and other services to such family-owned stations in the OIR network and, under certain circumstances, has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

NOTE 7        OTHER RECEIVABLES

At December 31, the balances in other receivables consisted of the following:

		2008		2007
Officers and employees		Ps	1,929	Ps	1,322
Others	(a)		4,296		3,341
		Ps	6,225	Ps	4,663

(a) As of December 31, 2008 and 2007, this amount includes Ps 2,271 and Ps 1,597, respectively for accounts receivable from shareholders for the use of the Company’s goods and services (see Note 6b).

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

On December 30, 1998, a rights-ceding contract was signed under which the Company replaced DESA, in order to continue the operation of the Station. Beginning in January 1999, various amendments were entered into. As of December 31, 2008, the currently effective contract was entered into on September 7, 2004 and effective on January 3, 2005 for a term of 48 months expiring on January 2, 2009. Under that amendment, the Company is entitled to a monthly fee equal to the income minus US$ 284 during the period of the agreement. Additionally, guarantee deposits made pursuant to the original contract and the amendments were eliminated. For the years ended December 31, 2008, 2007 and 2006 the charge to the income statement amounted to Ps 43,766, Ps 39,961 and Ps 41,692, respectively.

On October 16, 2008, a fourth amendment was signed that will be in effect from January 3, 2009 to January 2, 2014.

NOTE 9        INFORED PRODUCTION CONTRACT

On December 23, 1998, in order to continue collaborating in the production of radio shows and to establish two new joint ventures, the Company signed a new contract with Infored, the producer at that time of the Monitor news and talk-show, and Mr. Gutiérrez Vivó, Monitor’s host at that time. Mr. Gutiérrez Vivó and Infored provided the Company with production services news and special-event radio shows until June 30, 2015. The Company committed to air these programs on XERED-AM and XHRED-FM and affiliated radio stations.

The Production Contract, in addition to requiring the Company to continue paying Infored for the cost of producing its shows, required the Company to pay Infored an aggregate amount of approximately US$ 15,400 and Ps  4,003 (historical amount). Of this amount, US$ 4,400 and Ps 5,124 was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments is being amortized in equal monthly amounts through June 2015. The Company also transferred to Mr. Gutiérrez Vivó two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value.
On May 7, 2002, Mr. Gutiérrez Vivó and Infored notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract entered into on December 23, 1998 and damages for alleged breach of contract, reimbursement of expenses and costs of the litigation.

On March 1, 2004 the International Chamber of Commerce (“ICC”) notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by Infored and Mr. Gutiérrez Vivó. By a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with Infored and Mr. Gutiérrez Vivó. As a result, the agreement was rescinded and Infored and Mr. Gutiérrez Vivó together were awarded Ps 277,112 (US$21,797), in damages, which represented the amount that the Company would have been required to pay under the contract, after taking into account prepayments made by the Company. Accordingly, the Company recorded a contingent liability for Ps 277,112 and the prepayment amount under the agreement, which as of December 31, 2003 was Ps 122,719 (Ps 104,572 historical amount), was written off. The total amount of the award amounted to Ps 399,831, which was recorded in the consolidated statement of income for the year ended December 31, 2003 as an extraordinary item.

The Company has discontinued the production of the news program produced by Infored and conducted by Mr. Gutiérrez Vivó and has produced the program Monitor on its own.

On August 6, 2004, the Company challenged the validity of the arbitration award before the Mexican courts and brought a proceeding to nullify the arbitration award. On November 10, 2004, a Mexican judge set aside the arbitration award.

On December 3, 2004, Mr. Gutiérrez Vivó and Infored initiated an amparo proceeding to contest this ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. The court ruled in favor of Infored and Mr. Gutiérrez Vivó on August 10, 2005. The Company filed an appeal for review of this decision, which was suspended on February 15, 2006 since Infored and Mr. Gutiérrez Vivó requested the National Supreme Court to exercise its right to appeal from a majority of votes against the decision. The official publication of the ruling is expected so that it is returned to the Thirteenth Associate Civil Court of the First Circuit and the ruling of appeal filed by Grupo Radio Centro is issued.

On June 8, 2006, a Mexican court nullified and rejected the international arbitration award in Mexico. As a result, the Company wrote off the liability of Ps 263,523 it had booked through December 31, 2005 and recorded the resulting gain as a special item in the statement of income for the year ended December 31, 2006. However, in compliance with the MFRS B-3, effective January 1, 2007, this item has been reclassified as an extraordinary item in the accompanying statement of income for 2006. Infored and Mr. Gutiérrez Vivó filed an appeal against this ruling.

On January 30, 2007, the Mexican Supreme Court, in a resolution of 5-4 votes based on the arguments of the proceedings, reversed the decision of the Thirteenth Associate Civil Court of the First Circuit, which ratified the decision of a lower court to not consider the arbitration finding. The Mexican Supreme Court submitted the case to the court for further examination under distinct rules, which will require the court review the case.

On March 22, 2007, Infored and Mr. Gutiérrez Vivó filed an appeal to have the case removed from the Thirteenth Associate Civil Court of the First Circuit to another court whose judges had no knowledge of the case. The Fourth Associate Civil Court of the First Circuit determined that one of the three judges had a possible bias in the case and order the judge be replaced specifically for that reason. On June 20, 2007, the case we returned to the Thirteenth Associated Civil Court of the First Circuit for a final ruling.

On June 12, 2008, the Thirteenth Circuit Court reversed its prior decision, granted the amparo of Infored and Mr. Gutiérrez Vivó, denied the amparo of the Company, and remanded the case to Civil Judge 63 of the Federal District Superior Tribunal of Justice.  On July 11, 2008, Civil Judge 63 of the Federal District Superior Tribunal of Justice ruled that the decision that set aside the arbitration award was invalid.  The July 2008 decision of the Civil Judge 63 of the Federal District Superior Tribunal of Justice did not constitute an order to pay the arbitration award, the enforcement of which remains subject to lower court review.

In August 2008, the Company challenged the arbitration award as unconstitutional in an amparo filed with District Judge 6 of Civil Matters.  District Judge 6 dismissed the amparo based on procedural grounds.  The Company challenged this action before the Thirteenth Circuit Court, and in February 2009, that court ruled the Company’s amparo was admissible.  The amparo is currently pending.

In addition, in 2008, Mr. Gutiérrez Vivó and Infored initiated additional claims against the Company for alleged violations of labor law in connection with the Infored Agreement.  In 2009, Mr. Gutiérrez Vivó and Infored initiated a civil law suit against the Company and individual members of the Aguirre family, seeking consequential damages in an amount of approximately Ps. 9.46 billion arising out of the Company’s alleged wrongful failure to pay the arbitration award.  The Company’s management believes that these cases will be resolved in favor of the Company.

NOTE 10     PROPERTY AND EQUIPMENT

At December 31, the balances in property and equipment consisted of the following:

	2008		2007		Annual depreciation rate
Buildings	Ps	345,693	Ps	343,505	2.22%
Broadcasting equipment		137,141		139,108	11.87%
Studio equipment		139,824		143,469	15.94%
Office furniture and equipment		41,055		49,850	16.48%
Computer equipment		55,451		79,311	32.22%
Transportation equipment		35,599		44,972	28.30%
Helicopters		15,979		36,135	18.18%
Leasehold improvements		17,107		13,322	5.00%
		787,849		849,672
Less – accumulated depreciation		(513,895)		(574,379)
Land		149,333		149,333
Buildings held for sale, net		35,132		35,025
Equipment-in-transit		6,615		1,904
	Ps	465,034	Ps	461,555

Inmobiliaria Radio Centro, S.A. de C.V. is the owner of the building in which the main executive offices and studios of the Company are located. It also leases a part of the building. Rental income from Maxcom, S.A. de C.V. for 2008, 2007 and 2006, amounted to Ps 261, Ps 254, and Ps 245, respectively.

During 2008, 2007, and 2006, the Company reviewed the net realizable value of temporarily unoccupied buildings and determined an increase (decrease) in their book values of Ps 901, (Ps 1,930), and (Ps 834) in 2008, 2007 and 2006, respectively.

NOTE 11      DEFERRED CHARGES

At December 31, this heading consisted of the following:

	2008		2007
Installation expenses	Ps	10,307	Ps	8,960
Licenses and patents		6,213		2,690
		16,520		11,650
Less accumulated amortization		(11,670)		(5,741)
		4,850		5,909
Labor liabilities (see Note 16):
Intangible asset		-		138
	Ps	4,850	Ps	6,047

NOTE 12     EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES

On May 12, 1995 and January 9, 1996, the Company acquired 33% and 67%, respectively, of the outstanding shares of Radiodifusión Red, S.A. de C.V. The acquisition resulted in an excess of cost over book value amounting to Ps 498,874 (Ps 146,308 historical amount) and Ps 872,947 (Ps 313,101 historical amount), respectively. On September 30, 2001, the Company sold these shares to DESA, one of its subsidiaries.

On December 31, 2001, the Company acquired Radio Sistema Mexicano, S.A. de C.V., which resulted in an excess cost over book value amounting to Ps 58,742.

On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V. and Palco Deportivo México, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On October 2, 2001, Servicios Corporativos Palco, S.A. de C.V. merged with Promo Red, S.A. de C.V. This acquisition generated an excess cost over book value amounting to Ps 51,737 (Ps 38,715 historical amount).

On November, 30, 2005 the Company acquired a 100% holding of GRC Radiodifusión, S.A. (formerly Aerocer, S.A.), whose business activity is leasing air and ground equipment to Grupo Radio Centro. This acquisition generated an excess cost of 100% of the entity acquired over the value of the assets acquired and debt assumed from GRC Radiodifusión, S.A. amounting to Ps 8,349.

Through December 31, 2004, the excess cost of the determined net book value in the above mentioned acquisitions, was amortized over 20 years as of the acquisition date. As of January 1, 2005, the excess cost is no longer amortized but is now subject to annual impairment testing in compliance with Bulletin C-15.

As of  December 31, 2008 and 2007, goodwill recorded in the amount of Ps 828,863 was not subject to impairment and consisted of the following:

Resulting from the acquisition of:	2008 and 2007

Radiodifusión Red	Ps	744,869
Radio Sistema Mexicano, S.A.		37,927
Enlaces Troncales, S.A. de C.V.		35,321
GRC Radiodifusión, S.A. (Antes Aerocer, S.A.)		8,350
Others		2,396
	Ps	828,863

NOTE 13     ADVANCES FROM CUSTOMERS

Advances from customers amounted to Ps 142,543 in 2008 and Ps 124,418 in 2007, representing future airtime services. These advances are recognized as income when the corresponding airtime is broadcast. For tax purposes, income is recognized when the advances are received.

NOTE 14     SUPPLIERS AND OTHER ACCOUNTS PAYABLE

At December 31, this heading consisted of the following:

	2008		2007
Media and service providers	Ps	56,867	Ps	47,044
Salaries and fees payable		8,197		7,058
Employee profit sharing payable		2,156		1,091
Others		228		227
	Ps	67,388	Ps	55,420

NOTE 15         INCOME TAXES AND OTHER TAXES PAYABLE

At December 31, this heading consisted of the following:

	2008		2007
Taxes on wages and salaries	Ps	6,017	Ps	5,092
Value-added tax		11,123		24,237
Income tax		-		20,027
Other withholdings		1,719	1,491
	Ps	18,859	Ps	50,847

NOTE 16         SENIORITY PREMIUMS AND PENSIONS

Through December 31, 2004, the Company maintained a reserve to cover seniority premiums and pension plan liabilities. On December 31, 2005, the Company also began maintaining a reserve to cover, under certain circumstances, severance payments to cover employee termination. The amount of the reserves is determined through actuarial studies using the projected unitary cost method, in accordance with MFRS D-3.

The actuarial calculations as of December 31, 2008 and 2007 are summarized below:

	2008
	Seniority premium		Pension plan		Severance payments		Total		2007
Changes in projected benefit liabilities	Ps	38,899	Ps	766	Ps	17,894	Ps	57,558	Ps	39,167
Service cost		1,786		107		716		2,610		2,190
Interest cost		2,247		151		719		3,118		1,239
Actuarial gain (loss)		(1,574)		65		(975)		(2,845)		4,304
Benefits paid		(525)						(525)		(544)
Projected benefit liabilities at the end of the year	Ps	40,833	Ps	1,089	Ps	18,354	Ps	60,276	Ps	45,311
Plan assets										-
Liability balance									Ps	45,311
Unrecognized net actuarial loss	Ps	40,833	Ps	1,089	Ps	18,354	Ps	60,276		-
Unrecognized prior service costs										(12,247)
Net projected asset	Ps	40,833	Ps	1,089	Ps	18,354	Ps	60,276	Ps	57,558

Obligations from actual benefits	Ps	37,908	Ps	2,522	Ps	12,684	Ps	53,114	Ps	42,627
Additional liability									Ps	1,047
Intangible assets (see Note 11)									Ps	138
Total labor liability	Ps	40,833	Ps	1,089	Ps	18,355	Ps	60,276	Ps	58,605

Weighted average assumptions as of December 31:

	2008
	Seniority premium	Pension plan	Severance Payments	2007

Discount rate (real rates)	8%	8%	8%	4.00%
Increase in compensation rates (real rates)	2.59%	0.50%	0.80%	1.00%
Amortization period of the transition Liability (See Note 3b.)	-	-	-	6.96 and 12.99 years

Components of net cost of benefits for the year:

	2008
	Seniority premium		Pension plan		Severance payments		Total		2007

Labor cost	Ps	1,786	Ps	94	Ps	729	Ps	2,609	Ps	2,190
Financing cost		2,247		143		728		3,118		1,239
Amortization of prior year service cost		(1,574)		82		(992)		(2,484)		1,056
Net cost for the year	Ps	2,459	Ps	319	Ps	465	Ps	3,243	Ps	4,485

NOTE 17          SHAREHOLDERS’ EQUITY

The shareholders of the Company approved the following changes in the Company’s capital structure.

During 2008:

a)	Payment of dividends in the amount of Ps 100,000.

During 2007:

b)	Payment of dividends in the amount of Ps 71,934

During 2006:

c)	Repurchase on the open market for Ps 9,117 of 918,800 shares, which represent 0.564% of outstanding shares.

d)	Sale on the open market for Ps 0.459 of 918,800 shares, which represent 0.564% of outstanding shares.

e)	Capital reduction of Ps 120,096 (historical amount), with no cancellation of the respective shares.

f)	Increase of fixed capital stock with no new stock issues through the capitalization of restatement effects of the capital stock for Ps 337,060.

After the aforementioned changes, as of December 31, 2008, the capital stock of the Company was comprised of 247,414,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,724,561 shares were outstanding and fully paid and 84,690,207 shares were treasury shares. Shares of stock may be owned by Mexican investors only. Capital stock is represented by shares with no par value as follows:

	Number of
	shares
Authorized capital stock		247,414,768

Treasury shares		(84,690,207)

Total outstanding capital stock		162,724,561
Fixed capital stock, subscribed and paid	Ps	1,059,962

Increase from restatement to express in Mexican pesos with purchasing power as of December 31, 2007		70,448

	Ps	1,130,410

As of December 31, 2008 and 2007, the number of outstanding shares was as follows:

	2008 and 2007
Shares outstanding at the beginning of the year		162,724,561

Shares outstanding at the end of the year		162,724,561
Capital stock at the end of the year expressed in Mexican pesos with purchasing power as of December 31, 2007 (See Note 3a.)	Ps	1,130,410

Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2008 and 2007 was Ps 53,284 and Ps 48,729, and represents 5% and 4% of the capital stock, respectively.

If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN in Note 18).

NOTE 18          TAX ON EARNINGS

In accordance with tax legislation prevailing through December 31, 2007, companies must pay the greater of income tax (ISR) and taxes on assets (IMPAC). The ISR rate for 2007 was 28%. The IMPAC rate for 2007 was 1.25% on restated assets with no deductions.
In accordance with tax legislation prevailing through December 31, 2008, companies must pay the greater of ISR and the flat rate business tax (IETU). The ISR rate for 2008 and 2009 is 28%. The IETU rate is 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and subsequent years.

For the years ended December 31, 2008, 2007 and 2006, the Company had ISR.

a)           Income tax and tax on assets

The Company has authorization to consolidate its financial statements with its subsidiaries for tax purposes. Therefore, taxable income is determined on a consolidated basis in compliance with guidelines set forth in Mexico’s Income Tax Law.

Book income differs from taxable income due primarily to the effect of permanent differences between items included in the income statement to reflect the effects of inflation and temporary differences affecting accounting and taxable income in different periods.

Through December 31, 2007, any accrued IMPAC in excess of the ISR may be recovered in any one of the ten years following their generation, restated from inflation, provided that during any one of those year ISR exceeds IMPAC. During the year ended December 31, 2007, the Company accrued IMPAC of Ps 28,286 that was completely offset by ISR accrued in excess of the year’s IMPAC.

Provisions for income tax for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006

Current income tax payable	Ps	28,599	Ps	45,813	Ps	77,452
Deferred income tax (benefit) expense		16,652		(4,259)		(34,508)

Total income tax	Ps	45,251	Ps	41,554	Ps	42,944

The tax expense (benefit) from the gain (loss) was different from that which would result by applying the 28% ISR rate to the gain (loss) before the tax on earnings, as a result of the following items:

	2008	2007

ISR rate	28%	28%
Expected expense (benefit)	$48,165	$37,184
Increase (decrease) resulting from:
Effect from inflation, net	(1,221)	1,354
Non-deductible expenses	1,860	1,848
Others, net	(3,553)	1,168
ISR expense (benefit)	$45,251	$41,554
Effective tax rate	26.32%	31.32%

The tax effects from temporary differences that result in deferred taxes as of December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred assets:
Advances from customers	$39,912	$40,124
Other advances	-	21,481
Liability from pension plan	17,827	16,035
Liability provisions	149	4,298
Deferred assets, net	57,888	82,298

Deferred liabilities:
Cumulative effect from the difference in book and tax
depreciation rates	73,493	74,480
Advance payments	6,177	10,962
Others	-	1,986
Total gross deferred liabilities	(79,670)	(87,428)
Deferred liability, net	$(21,782)	$(5,130)

The net fiscal profit account (the “CUFIN”) represents the amount of retained earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2008, this account amounted to Ps 303,341.

As of December 31, 2008, capital stock, restated for tax purposes, which constituted the paid-in account, amounted to Ps 1,365,503.

On April 15, 2008, Company management recovered the credit IMPAC balance of Ps 5,628 (including Ps 90 from the restatement effect) from 2004.

b)     Flat rate business tax

During the fall of 2007, new tax laws were enacted, existing tax laws were amended and a presidential decree regarding the tax legislation was issued. Effective on January 1, 2008, the new tax legislation (i) replaced the tax on assets and (ii) established a new tax, the Flat Rate Business Tax (IETU). The IETU is based on cash flows and certain restrictions for authorized deductions in addition to the granting of tax credits mainly in connection with inventories, salaries taxed for income tax purposes, social security contributions, tax losses arising from accelerated deductions, recoverable asset tax, and deductions related to fixed asset investments and deferred charges and expenses.

Accordingly, beginning in 2008, companies were required to pay the greater of IETU and ISR. In case IETU is incurred, the payment will be regarded as final, not subject to recovery in subsequent years.

Based on Company estimates, the tax payable in upcoming years will be income tax (not IETU). Deferred taxes as of December 31, 2008 and 2007 were recorded on an income tax basis.

NOTE 19        OTHER EXPENSES, NET

During the years ended December 31, 2008, 2007, and 2006, the principle transactions that generated other revenues and expenses were as follows:

	2008		2007		2006
Income:

Sale of suppliers and recovery of expenses	Ps	3,747	Ps	2,197	Ps	5,381
Leasing and maintenance of properties		264		255		306
Recovery of taxes		-		-		2,771
Gain from sale of fixed assets		1,704		641		263
Others		1,565		2,324		2,187

Total other income	Ps	8,181	Ps	5,417	Ps	10,908

Expenses:

Fees to the Executive Committee	Ps	(18,865)	Ps	(17,308)	Ps	(18,387)
Maintenance and leasing cost		(12,506)		(9,509)		(8,494)
Arbitration cost (a)		(15,286)		(5,598)		(7,128)
Compliance with securities regulations and corporate restructuring expenses		(7,536)		(6,887)		(5,250)
Others		(6,347)		(6,338)		(9,530)
Expenses related to the celebration of the Company’s 60th anniversary		-		-		(5,575)
Representation expenses		-		-		(9,856)
Internet subscription		(2,391)		(3,599)		(3,346)
Effect of valuing properties at net realizable value (see Note 10)		-		(881)		(1,930)
Employee profit sharing (see Note 3i)		(2,130)		(1,103)		(923)

Total other expenses		(65,061)		(51,223)		(70,419)
Other expenses, net	Ps	(56,880)	Ps	(45,806)	Ps	(59,511)

(a)	In 2008, 2007, and 2006, the Company paid legal fees in connection with the arbitration proceeding commenced by Infored and Mr. Gutiérrez Vivó in May 2002.

NOTE 20        CONTINGENCY

As of December 31, 2008, Grupo Radio Centro, S.A.B de C.V. is involved in various legal proceedings related to labor claims initiated by former employees between 2000 and 2004, which are still in process. In the event there is a ruling against the Company, its approximate liability would be Ps 49,666. The Company has not recorded a provision for these claims as the Company’s management believes that these cases will be resolved in favor of the Company.

See Note 9 for a description of the legal proceedings related to an arbitration proceeding commenced against the Company by Infored and Mr. Gutiérrez Vivó in 2002.  In the event there is a final judgment against the Company regarding the arbitration, the Company’s, its approximate responsibility would be US$21,797.  The Company has not recorded a provision for this claim due to the fact that this not constitute an order to pay the arbitration award.

NOTE 21          SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND US GAAP

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

The major differences between MFRS and US GAAP are as follows:

Recognition of the effects of inflation on financial information:

The provisions of the MFRS B-10 (see Note 3b point 2) relating to the recognition of the effects of inflation on financial information have no counterpart under US GAAP. However, even though the financial statements prepared under MFRS include the restatement effects recognized through December 31, 2007, the US Securities and Exchange Commission does not require the reversal of the restatement of the financial statements recognizing the effects of inflation.

Deferred income taxes:

Under MFRS the Company is required to recognize the income tax effects of the differences in bases of assets and liabilities for financial accounting and accounting for tax reporting purposes, similar to US GAAP.

MFRS requires that all deferred taxes be classified as long-term on the balance sheet; however, under US GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting purposes. An analysis of the balance of deferred taxes in accordance with US GAAP, as of December 31, 2008 and 2007, is as follows:

	2008				2007
Current deferred tax:

Advances from customers	US$	2,885	Ps	39,912	US$	4,120	Ps	56,990
Prepaid expenses and provisions		(435)		(6,028)		(676)		(9,351)
Net current deferred asset	US$	2,450	Ps	33,884	US$	3,444	Ps	47,639
Non-current deferred tax
Recoverable tax on assets	US$		Ps		US$	400	Ps	5,538
Labor liabilities		1,289		17,827		1,159		16,035
Property and equipment, net		(5,314)		(73,493)		(5,375)		(74,342)
Net non-current deferred tax liability	US$	(4,025)	Ps	(55,666)	US$	(3,816)	Ps	(52,769)

Statement of cash flows:

As described in Note 3b, the Company adopted MFRS B-2 Statement of Cash Flows on January 1, 2008.  The cash flow statement as prepared under MFRS for the year ended December 31, 2008, complies with IAS 7, as issued by the International Accounting Standards Board, and thus, no reconciliation would be needed.

Under MFRS, the Company presents statements of changes in financial position for the years ended December 31, 2007 and 2006 in constant Mexican pesos. This presentation identifies the generation and application of resources resulting in differences between beginning and ending financial statement balances in constant Mexican pesos.

The changes in the consolidated financial statement balances included in this statement constitute cash-flow activity stated in constant Mexican pesos (including monetary gains, which are considered cash gains in the financial statements presented in constant Mexican pesos).

In accordance with MFRS, the reduction in current and long-term debt due to restatement in constant Mexican pesos is presented as a resource applied to financing activities, and the gain from monetary position is presented as a component of operating activities. SFAS   No. 95, “Statement of Cash Flows,” under US GAAP, however, does not provide guidance with respect to inflation-adjusted financial statements. If the gain from the restatement of current and long-term debt and net monetary position were treated as a component of financing activities for US GAAP purposes, funds (applied) provided by operating and financing activities would be as follows:

	2007		2006
Operating activities:
Resources (applied) provided by operations, per MFRS	Ps	153,489	Ps	264,788
Less - gain on monetary position on current and long-term debt		-		(4,763)
Resources provided by operations, per US GAAP	Ps	153,489	Ps	260,025
Financing activities:
Resources (provided) applied to financing activities, per MFRS	Ps	(71,942)	Ps	(251,143)
Plus — gain on monetary position on current and long-term debt		-		(4,763)
Resources applied to financing activities, per US GAAP	Ps	(71,942)	Ps	(255,906)

Supplemental cash-flow information:
Interest paid	Ps	1,517	Ps	11,189

Taxes paid	Ps	63,412	Ps	34,043

Personnel compensation and seniority premiums:

Under MFRS, vacation expense is recognized when taken rather than in the period it is earned by the employee, as is required under US GAAP.

The Company is required under the Mexican Labor Law to pay seniority premiums to certain employees upon termination of employment. Additionally, the Company has established a pension plan for unionized personnel. The Company determines its liabilities with respect to such benefits based upon actuarial studies, which is similar to the US GAAP criteria of SFAS 87, “Employee Accounting for Pensions” and SFAS 158 “Employers Accounting for Defined Benefit Pension and Other Postretirement”.

Minority interest:

Under MFRS, the minority interest in subsidiaries must be included as a separate component of shareholders’ equity in the consolidated balance sheet. In the consolidated statement of income, the minority interest is included in consolidated net income and the distribution between majority and minority interests is presented under consolidated net income in the consolidated statement of income.

In accordance with US GAAP, minority interest in subsidiaries is generally presented separately between total liabilities and stockholders’ equity in the consolidated balance sheet. In the consolidated statement of income, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

Goodwill:

Under MFRS and US GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset (“goodwill”). Unlike under MFRS, under US GAAP, however, goodwill arising from entities under common control is not recognizable. In addition, under MFRS and US GAAP, goodwill is tested for impairment at least annually. However, under MFRS, goodwill is also subject to a subsequent reversals of such impairment losses.

The Company performed an analysis for impairment of its goodwill as of December 31, 2008, 2007 and 2006. There was no impairment charge required under MFRS or US GAAP at December 31, 2008, 2007 and 2006.

Book value of buildings held for sale:

Under the MFRS, the Company reviews the net realizable value of the temporarily unoccupied buildings and records an impairment or an increase in the value. Under US GAAP, impairments on long-lived assets must be recorded and any increases in the value of such assets may not be recorded. Such assets also need to be classified separately on the balance sheet.

Other expenses, net:

Under MFRS, certain other (income) expenses, net are classified as non-operating on the Company’s consolidated statement of income. Under US GAAP, most of these net expenses are classified as operating expenses.

Convenience statements:

The 2008 US dollar amounts (denoted by the symbol “US$”) shown in the financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 13.8320/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2008, as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

The following is a summary of the estimated adjustments to net income and shareholders’ equity that would have been required had the Company applied US GAAP instead of MFRS:

	2008		2008		2007		2006
Net income reported under MFRS	US$	9,165	Ps	126,765	Ps	91,119	Ps	434,748

US GAAP adjustments:

Minority interest		(3)		(45)		(21)		(63)

Net income under US GAAP	US$	9,162	Ps	126,720	Ps	91,098	Ps	434,685

Net income per share (basic and diluted) under US GAAP	US$	0.05	Ps	0.77	Ps	0.55	Ps	2.67

Average common shares outstanding (000’s)		162,724		162,724		162,724		162,500

	2008		2008		2007		2006
Shareholders’ equity reported under MFRS	US$	103,584	Ps	1,432,790	Ps	1,406,025	Ps	1,387,446
US GAAP adjustments:
Increase in book value of
buildings held for sale (Note 10)		(633)		(8,760)		(8,760)		(8,760)
Cumulated minority interest		(52)		(725)		(680)		(667)
		(685)		(9,485)		(9,440)		(9,427)
Shareholders’ equity under US GAAP	US$	102,899	Ps	1,423,305	Ps	1,396,585	Ps	1,378,019

In the income statement certain other (income) expenses, net are classified as non-operating under MFRS. Under US GAAP, these items should be included or excluded as a component of operating expenses, as applicable.

As mentioned in Note 9, the Company reversed the contingency provision, including accrued interest, which totaled Ps 263,523 (Ps 253,976 nominal amount) at December 31, 2006. In accordance with the MFRS, this reversal was recorded classified as a special non-operating item in the Company’s consolidated statement of income for the year ended December 31, 2006. However, in compliance with the MFRS B-3, this item has been reclassified is now classified as an extraordinary non-operating item. In accordance with US GAAP, this reversal would be recorded as an operating income.

The following is a reconciliation of operating income:

	2008		2008		2007		2006
Operating income reported under MFRS	US$	17,104	Ps	236,574	Ps	184,329	Ps	313,522

Other expenses, net		(4,112)		(56,880)		(45,806)		(59,511)

Special item (Note 9)		-		-		-		263,523

Operating income under US GAAP	US$	12,992	Ps	179,694	Ps	138,523	Ps	517,534

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

For the years ended December 31, 2008, 2007 and 2006, there were no outstanding potential dilutive securities of the Company.

Recognition of tax uncertainties

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

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. This Statement was effective for the Company’s year ending December 31, 2008. Upon adoption, the provisions of SFAS No. 157 are applied prospectively with limited exceptions.  This Statement did not have a significant impact on the Company’s financial statements as a difference between MFRS and US GAAP.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, “Business Combinations” (SFAS No. 141R). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires (a) the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed, and any noncontrolling interest in the acquiring entity as of the acquisition date; (b) establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; (c) an acquirer in preacquisition periods to expense all acquisition-related costs; and (d) the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R also requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This Statement will be effective for the Company’s year ending December 31, 2009. Company management does not expect this Statement to have a significant impact on the Company’s financial statements as a difference between MFRS and US GAAP. However, the impact cannot be determined until such time as a business combination transaction occurs.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, (SFAS No. 160). The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that they be treated as equity transactions. This Statement will be effective for the Company’s year ending December 31, 2009. Company management does not expect this Statement to have a significant impact on the Company’s financial statements as a difference between MFRS and US GAAP.

The Financial Accounting Standards Board, the Emerging Issues Task Force (EITF) and the Securities and Exchange Commission have issued certain other accounting pronouncements and regulations as of December 31, 2007 that will become effective in subsequent periods; however, Company management does not believe that any of those pronouncements would have significantly affected the Company’s financial statements or disclosures had they been in effect during 2008 and 2007, and it does not believe that any of those pronouncements will have a significant impact on the Company’s financial statements at the time they become effective as a difference between MFRS and US GAAP.

NOTE 22           AUTHORIZATION FOR THE ISSUING OF THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements were issued with the authorization of Mr. Pedro Beltrán Nasr, Chief Financial Officer, on February 18, 2009, except for the Note 21 and 23, which were authorized by Mr. Pedro Beltran on June 22, 2009.  These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

NOTE 23          SUBSEQUENT EVENT

The following are  events that occurred subsequent to   December 31, 2008 which had no effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2008:

1.
On March 12, 2009, the Company incorporated a subsidiary company named Grupo Radio Centro LA, LLC with a capital stock of US$3.0 million in Los Angeles, California, United States of America. The main activity of this subsidiary company is programming to, and selling advertising time on KMVN-FM (see item 2. of this Note).

2.
In order to promote the business strategy by allowing the Company an opportunity to leverage its international programming success despite the current recession, on April 3, 2009, Grupo Radio Centro, S.A.B. de C.V., through its subsidiary company, Grupo Radio Centro LA, LLC, signed a “Local Programming and Marketing Agreement” (the “LPMA”) with Emmis Communications Corporation (“Emmis”), a U.S. radio broadcasting company.  Under the LPMA, the Company will provide programming to, and sell advertising time on, KMVN-FM, Emmis’s radio station broadcasting in Los Angeles, California on the 93.9 FM frequency for up to seven years.  The Company also entered into a seven-year “Put and Call Agreement” (the “Option Agreement”) with Emmis to purchase the assets of the radio station KMVN-FM. The purchase price under the Option Agreement is US$ 110 million.

Under the LPMA, the Company will pay Emmis US$ 7 million per year, plus expenses incurred by Emmis with respect to the radio station, and the Company has agreed to advance US$ 14 million (approximately Ps 204 million) as prepayment for the first two years.  The Company financed the advance payment made in April 2009 with a bank loan with Inbursa in an aggregate principal amount of Ps 200 million (see item 3. of this Note).

The Company is entitled to exercise its call option to purchase the KMVN-FM radio station assets under the Option Agreement at any time during its seven-year term, and Emmis is entitled to require the Company to purchase the station assets during the seventh year of the term.  If, at the time of the exercise of the call or put, the Company is not qualified under U.S. law to own a U.S. radio station, the Company must assign the Option Agreement to a qualified third party.

3.
The Company has entered into a credit facility with Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured, guaranteed peso-denominated loan in two tranches having an aggregate principal amount equivalent to US$ 21 million.  The credit facility was scheduled to expire on June 16, 2008, but the Company renewed it on similar terms through June 16, 2015. The Company may use the proceeds of the credit facility for working capital purposes, as well as other corporate purposes. On March 26, 2009, the Company drew down the equivalent in Mexican pesos (approximately Ps 200 million) to US$ 14.0 million to finance the advance payment for the first two years of fees under the LPMA mentioned in item 2. of this Note.

The Company will be required to repay the outstanding principal amount of the loan in 20 quarterly installments beginning June 1, 2009 and make quarterly interest payments at an annual rate of 13%.

4.
In an Extraordinary Shareholders’ Meeting of the subsidiary company GRC Comunicaciones, S.A. de C.V. held on March 31, 2009, Grupo Radio Centro, S.A.B. de C.V. agreed that as of March 31, 2009 GRC Comunicaciones, S.A. de C.V. would absorb, by merger, the following subsidiary companies: Radio Centro Publicidad, S.A. de C.V., GRC Medios, S.A. de C.V. and GRC Publicidad, S.A. de C.V. As a result, these companies would cease to exist as of that date.

As a result of the merger, all assets, liabilities, and shareholders’ equity of the companies mentioned above were passed on to GRC Comunicaciones, S.A. de C.V. (surviving company), by taking over the ownership of all agreements the merged companies had entered into. GRC Comunicaciones, S.A. de C.V. remains required to comply with all existing civil, mercantile, fiscal and other responsibilities of the merged companies.