Form 20-F
period 2009-12-31
GRUPO RADIO CENTRO SAB DE CV
filed 2010-06-30
CIK 906526

As filed with the Securities and Exchange Commission on June 30, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009
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

TABLE OF CONTENTS

		Page

PART I		2
Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	1
Item 4A.	Unresolved Staff Comments	28
Item 5.	Operating and Financial Review and Prospects	28
Item 6.	Directors, Senior Management and Employees	37
Item 7.	Major Shareholders and Related Party Transactions	42
Item 8.	Financial Information	45
Item 9.	The Offer and Listing	48
Item 10.	Additional Information	50
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	64
Item 12.	Description of Securities Other than Equity Securities	64
Item 12A.	Debt Securities	64
Item 12B.	Warrants and Rights	64
Item 12C.	Other Securities	65
Item 12D.	American Depositary Shares	65
PART II		66
Item 13.	Defaults, Dividend Arrearages and Delinquencies	66
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	66
Item 15.	Controls and Procedures	66
Item 16A.	Audit Committee Financial Expert	67
Item 16B.	Code of Ethics	67
Item 16C.	Principal Accountant Fees and Services	68
Item 16D.	Exemptions from the Listing Standards for Audit Committees	68
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	68
Item 16F.	Change in Registrant’s Certifying Accountant.	68
Item 16G.	Corporate Governance	68
PART III		72
Item 17.	Financial Statements	72
Item 18.	Financial Statements	72
Item 19.	Exhibits	72

i

INTRODUCTION

Grupo Radio Centro, S.A.B. de C.V. is a corporation organized under the laws of the United Mexican States.  As used in this Annual Report and except as the context otherwise requires, the terms “Grupo Radio Centro” and the “Company” refer to Grupo Radio Centro, S.A.B. de C.V. and its consolidated subsidiaries.

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

Through the end of 2007, MFRS required us to recognize certain effects of inflation in our financial statements by restating financial statements from prior periods in constant pesos as of the end of the most recent period presented.  Due to a change in MFRS effective January 1, 2008, we are no longer required to recognize the effects of inflation in our financial statements, unless the economic environment in which we operate qualifies as “inflationary.”  Because of the relatively low level of inflation in recent years, the Mexican economy did not qualify as inflationary in 2008 or 2009.  As a result, we are presenting our 2008 and 2009 financial statements without inflation accounting.  We have not restated financial statements for prior periods; therefore, financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 13.0576 to U.S.$ 1.00, the exchange rate for pesos on December 31, 2009, as published by the U.S. Federal Reserve Board.  On June 18, 2010, the exchange rate for pesos was Ps. 12.5430 to U.S.$ 1.00.  See Item 3, “Key Information—Exchange Rate Information,” for information regarding exchange rates since January 1, 2005.

In this Annual Report, references to “pesos” or “Ps.” are to the lawful currency of Mexico.  References herein to “U.S. dollars” or “U.S.$” are to United States dollars.

FORWARD-LOOKING STATEMENTS

This Annual Report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements that reflect the Company’s views about future events and financial performance.  Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company’s control.  These factors, some of which are discussed in Item 3, “Key Information—Risk Factors,” include projections of operating revenues, net income, net income per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios; statements about our future financial performance or the economic performance of Mexico or other countries; effects on the Company from competition with its broadcasting operations; material changes in the performance or popularity of key radio stations or broadcast programs; the loss of one or more key customers or a reduction in the advertising expenditures of key customers; a change in the seasonality of the Company’s business; the ability of the Company to make additional investments in radio operations or renew its broadcasting licenses; significant developments in the Mexican economic or political situation; changes in the Company’s regulatory environment or fluctuations in inflation rates or exchange rates.  Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

           Not applicable.

Item 2.  Offer Statistics and Expected Timetable

           Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated.  This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 (the “Consolidated Financial Statements”), including the notes thereto, included elsewhere in this Annual Report.  Grupo Radio Centro’s financial statements are prepared in accordance with MFRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Note 23 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, including differences related to certain cash flow information and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

For dates and periods prior to 2008, Grupo Radio Centro’s financial statements were prepared giving effect to Bulletin B-10, Recognition of the Effects of Inflation, and Bulletin B-12, Statements of Changes in Financial Position, under MFRS.  Beginning on January 1, 2008, in accordance with the adoption of MFRS B-10, we ceased to recognize the effects of inflation on our financial information. As a result, we have not applied the effects of inflation accounting to our financial information in 2008 and 2009.  In our financial information for 2008 and 2009, inflation adjustments for prior periods have not been removed from shareholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by MFRS.  For dates and periods prior to 2008, the selected consolidated financial information set forth below, and data in the related Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2007.  See Item 5, “Operating and Financial Review and Prospects—Changes in Inflation Accounting.”

Due to the adoption of MFRS B-10, effective January 1, 2008, inflation accounting methods do not apply unless the economic environment in which the Company operates is “inflationary” for purposes of MFRS.  An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years.  Because of the relatively low level of Mexican inflation in recent years, the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the Mexican economic environment as inflationary.  As a result, we have not applied the effects of inflation accounting to our financial information in 2008 and 2009.  In our financial information for 2008 and 2009, inflation adjustments for prior periods have not been removed from shareholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by MFRS.  See Item 5, “Operating and Financial Review and Prospects—Changes in Inflation Accounting.”

	Year Ended December 31,
	2009 (1)		2009		2008		2007		2006		2005
	(in thousands, except per ADS data)
Operating Data:
MFRS:
Broadcasting revenue	U.S.$	60,185	Ps.	785,869	Ps.	735,105	Ps.	654,760	Ps.	825,590	Ps.	638,204
Broadcasting expenses(2)(3)		45,568		595,011		452,350		421,970		460,072		423,857
Broadcasting income		14,617		190,858		282,755		232,790		365,518		214,347
Depreciation and amortization		1,993		26,024		31,720		33,687		37,183		39,957
Corporate, general and administrative expenses(3)		1,144		14,939		14,461		14,774		14,813		14,575
Operating income		11,480		149,895		236,574		184,329		313,522		159,816
Comprehensive cost of financing		3,112		40,615		7,678		5,850		39,842		13,779
Other expenses, net		5,092		66,495		56,880		45,806		59,511		52,490
Extraordinary item(4)		-		-		-		-		263,523		-
Net income (loss)(5)		340		4,443		126,765		91,119		434,748		70,099
Minority interest		(4,131)		(53,943)		45		21		63		16
Net income (loss) per ADS(5) (6)		0.02		0.25		7.01		5.04		24.08		3.88
Common shares outstanding(6)		162,725		162,725		162,725		162,725		162,500		162,657
U.S. GAAP:
Broadcasting revenue	U.S.$	60,185	Ps.	785,869	Ps.	735,105	Ps.	654,760	Ps.	825,590	Ps.	638,204
Operating (loss) income (4)		6,388		83,400		179,694		138,523		517,534		107,326
Net income (loss)(5)		340		4,443		126,720		91,098		434,685		70,083
Net income (loss) per ADS(5) (6)		0.25		3.23		7.01		5.04		24.08		3.88
Dividends per ADS(6) (7)		0.42		5.53		5.53		5.53		4.01		-

Balance Sheet Data:
MFRS:
Working capital	U.S.$	18,913	Ps.	246,967	Ps.	212,776	Ps.	170,056	Ps.	133,545	Ps.	(123,008)
Property and equipment, net		35,224		459,941		465,034		461,555		481,220		513,259
Excess cost over fair value of assets of subsidiaries		63,478		828,863		828,863		828,863		828,734		828,734
Total assets		147,575		1,926,955		1,743,638		1,700,445		1,722,173		1,709,011
Long-term debt excluding current portion		9,956		130,000		-		-		-		61,128
Total debt(8)		13,019		170,000		-		-		-		122,255
Shareholders’ equity(9)		103,884		1,356,479		1,432,790		1,406,025		1,387,446		1,081,619
U.S. GAAP:
Total assets	U.S.$	146,795	Ps.	1,916,790		1,801,377		1,779,008		1,763,734		1,750,572
Shareholders’ equity (9)		103,106		1,346,314		1,422,404		1,396,585		1,378,019		1,072,255

(1)
Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 13.0576 per U.S. dollar, the exchange rate for pesos on December 31, 2009, as published by the U.S. Federal Reserve Board.  See “—Exchange Rate Information.”

(2)	Excludes depreciation, amortization and corporate, general and administrative expenses.
(3)	Certain amounts in the 2005 financial statements, as originally issued, have been reclassified for uniformity of presentation with the 2009, 2008, 2007 and 2006 financial statements.
(4)
The extraordinary item recorded in 2006 reflects the reversal in June 2006 of a provision for the contingent liability related to an arbitration proceeding.  See Item 5, “Operating and Financial Review and Prospects—Loss Contingency” and Item 8, “Financial Information—Other Financial Information—Legal and Arbitration Proceedings.”

(5)
In accordance with then-applicable MFRS, net income for dates and periods prior to 2008 does not give effect to minority interest.  Net income under U.S. GAAP and, for dates and periods beginning in 2008 under MFRS, does give effect to minority interest.  See Note 23 to the Consolidated Financial Statements.

(6)
Amounts shown are the weighted average number of Series A Shares outstanding, which was used for purposes of computing net income per ADS under both MFRS and U.S. GAAP and dividends per ADS under U.S. GAAP.

(7)
The Company declares dividends in any given year for the immediately preceding fiscal year.  On March 24, 2010, the Company paid dividends in the aggregate amount of Ps. 100.0 million with respect to 2009. In 2009, the Company paid dividends in the aggregate amount of Ps. 100.0 million with respect to 2008.  In 2008, the Company paid dividends in the aggregate amount of Ps. 100.0 million with respect to 2007. In 2007, the Company paid dividends in the aggregate amount of Ps. 71.9 million with respect to 2006.  The Company did not pay any dividends in 2006 with respect to 2005.

(8)	Total debt consists of bank debt. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
(9)	In 2006, the Company reduced its capital by Ps. 128.5 million (Ps. 120.0 million nominal amount) through cash payments to its shareholders equal to that amount.

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

Period	Exchange Rate(1)
Year Ended December 31,	High	Low	Average(2)	Period End
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06

Month Ended 2009:
December 31	13.07	12.63		13.06

Month Ended 2010:
January 31	13.03	12.65
February 28	13.19	12.76
March 31	12.74	12.30
April 30	12.41	12.16
May 31	13.14	12.27

(1)	Sources: Federal Reserve Bank of New York and the U.S. Federal Reserve Board.
(2)	Average of month-end rates.

On June 18, 2010, the exchange rate was Ps. 12.5430 to U.S.$ 1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of Series A Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) and the price of American Depositary Shares, or “ADSs”, on the New York Stock Exchange (“NYSE”).  The Company pays cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion by Citibank N.A., as depositary for the ADSs (the “Depositary”), of cash dividends on the Series A Shares underlying the certificados de participación ordinaria (ordinary participation certificates, or “CPOs”) represented by the ADSs.

RISK FACTORS

Risks Relating to Our Operations

We have not complied with a financial covenant in our credit facility, and although we have obtained a waiver, the lender may not provide future waivers and could accelerate the maturity of the loan and proceed against our collateral

We have entered into a credit facility for a secured peso-denominated loan having an outstanding aggregate principal amount of Ps. 180 million as of the date hereof.  This amount is guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters but excluding any equipment used for broadcasting.

The credit facility contains covenants requiring us to maintain certain financial ratios and comply with other financial conditions that, among other things, limit our ability to incur additional indebtedness, pay dividends, pledge assets and enter into transactions with affiliates.  We were not in compliance with the fixed charges coverage ratio, as defined in the credit facility, as of March 31, 2010.  We obtained a waiver from the lender of this non-compliance for the first quarter of 2010 as well as the second quarter ending June 30, 2010.  There is significant uncertainty as to whether we will be able to comply with the fixed charges coverage ratio for the third quarter of 2010.  If we fail to comply with this covenant or any other covenant under the credit facility, there can be no assurance that we will be able to obtain waivers of such failures or that the lender will not accelerate amounts due under the credit facility.  If we are unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing our indebtedness.  Such events would have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in addressing the challenges and risks presented by our new investment in the United States

In April 2009, we began to provide programming to, and sell advertising time on, KXOS-FM (formerly, KMVN-FM), a radio station broadcasting in Los Angeles, California that is owned by Emmis Communications Corporation.  Our investment in the United States involves risks to which we have not previously been exposed and presents different or greater risks, including from competition and regulation, than those present in Mexico.  Our potential for success must be considered in light of the expenses, complications and delays frequently encountered in connection with a new business.  Moreover, the start-up costs and the losses we have incurred in connection with the radio station in Los Angeles have placed demands upon our liquidity and cash flow.  In 2009, our U.S. operations generated an operating loss of Ps. 107.3 million.  We cannot predict whether or when our operations in the United States will become profitable.

In light of operating losses in our start-up operations in the United States, we may not have sufficient sources of cash to meet our working capital needs

Although cash flow from operations historically has been sufficient to cover our working capital needs, our investment in April 2009 in a Los Angeles radio station has resulted in increased working capital requirements.  On June 1, 2010, we borrowed Ps. 30 million under the revolving tranche of our credit facility to meet working capital needs and we may need to do so again in the future.  We have remaining borrowing capacity of Ps. 30 million under our credit facility, but our ability to borrow under that facility is subject to compliance with covenants or our ability to obtain a waiver of non-compliance with those covenants.  There can be no assurances that we will be able to meet our working capital needs, or, if we are in non-compliance with our debt covenants, that we will be able to borrow further amounts under the credit facility.  Such events would have a material adverse effect on our financial condition and results of operations.

Increased competition or a decline in popularity of any of our radio formats could reduce our audience share and result in a loss of revenue

Radio broadcasting is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change.  There can be no assurance that increased competition within, or a decline in the popularity of, a given format will not decrease our aggregate audience share in the future.  In addition, we face strong competition for advertising revenues from both television and various print media.  If we are unable to respond to an increase in competition or a decline in the popularity of any of our radio formats, our revenue and profitability could suffer material adverse consequences.

If we lose one or more of our key customers in Mexico, we could lose a significant amount of our revenue

Our two largest individual customers in 2007, 2008 and 2009 were Nueva Wal Mart de México, S.A.B. de C.V. (“Nueva Wal Mart”) and Tiendas Comercial Mexicana, S.A.B. de C.V. (“Comercial Mexicana”). In 2009, Nueva Wal Mart represented 7.0% and Comercial Mexicana represented 4.0% of our total broadcasting revenue, (excluding revenue from our operations in the United States).  In 2008, Nueva Wal Mart represented 6.6% and Comercial Mexicana represented 3.7% of our total broadcasting revenue.  In 2007, Nueva Wal Mart represented 5.6% and Comercial Mexicana represented 4.2% of our total broadcasting revenue.  The companies comprising Grupo Cifra and Grupo Carso are also key customers, representing 11.3% and 6.4%, respectively, of our total broadcasting revenue in 2009 (excluding revenue from our operations in the United States).

In October 2008, Comercial Mexicana’s parent company, Controladora Comercial Mexicana, S.A.B. de C.V. (“CCM”), defaulted on certain of its debt and filed for bankruptcy protection in the Mexican courts.  Since then, Comercial Mexicana has purchased less advertising from us and we cannot predict how the restructuring of CCM will affect Comercial Mexicana or its continued relationship with us.  We also cannot assure you that Nueva Wal Mart, Comercial Mexicana or the companies comprising Grupo Carso and Grupo Cifra will continue to purchase advertising from us at current levels or at all.  The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations.

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

Adverse global economic conditions and, in particular, the slowdown of the U.S. and Mexican economies, could have a negative impact on our liquidity, business, and results of operations, and may affect a portion of our client base

Our business is influenced by general economic conditions worldwide and in Mexico.  The risks associated with our business become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in advertising.  A decline in the level of business activity of our advertisers could have an adverse effect on our revenue and profit margins.  In response to current market conditions, customers may choose to make fewer expenditures, to slow their spending on or cancel our services or to seek contract terms more favorable to them.  Adverse economic conditions may also lead to an increase in the number of our customers that are unable to pay for services.  If these events were to occur, it could have a material adverse effect on our business and results of operations.

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

Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs.  These Aguirre family members have established a Mexican trust, which they control, that holds 51.6%, of the outstanding Series A Shares as of March 16, 2010.

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

You may not be able to participate in any future preemptive rights offering and, as a result, your equity interest in the Company may be diluted

Under current Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not be legally permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933.  At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

In 2009, Mexico’s gross domestic product, or GDP, fell by 6.5% and inflation was 3.6%.  In 2008, Mexico’s GDP grew by 1.3% and inflation was 6.5%.  The Mexican economy is experiencing a downturn. In 2010, according to preliminary estimates of the Mexican government, GDP is expected to increase by 3.9% and inflation is expected to be 5.2%.  If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade with the U.S., U.S. investment in Mexico and emigration from Mexico to the United States.  Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.  In addition, in the past, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again.

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates in the past.  The annual rate of inflation, as measured by changes in the INPC, was 3.6% for 2009.  Inflation for the first quarter of 2010 was 2.4%.  If inflation in Mexico does not remain within the government’s projections, we may not be able to raise our broadcast advertising rates to keep pace with inflation.  More generally, the adverse effects of high inflation on the Mexican economy may result in lower demand for broadcast advertising.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 5.4% during 2009.  During the first quarter of 2010, the average 28-day Cetes rate was 4.5%.  High interest rates in Mexico could adversely affect our financing costs, and to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.  In 2009, the peso appreciated against the U.S. dollar at year-end by 5.6%, while the average value of the peso against the U.S. dollar during 2009 was 16.5% lower than in 2008.  In 2008, the peso depreciated against the U.S. dollar at year-end by 26.6%, and the average value of the peso against the U.S. dollar during 2008 was 2.7% lower than in 2007.  In 2007, the peso depreciated against the U.S. dollar at year-end by 1.1%, and average value of the peso against the U.S. dollar during 2007 was 0.3% lower than in 2006.  No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

In 2009, our operating costs payable in U.S. dollars increased due to our investment in a radio station in Los Angeles, California.  These expenses represented 22% of our consolidated broadcasting expenses in 2009.  We prepaid the first two years of fees (U.S.$ 14 million) under the related local marketing agreement and, beginning in April 2011, we will begin making monthly fee payments of U.S.$583,000. Although at December 31, 2009, we had no U.S. dollar-denominated indebtedness, we may incur U.S. dollar-denominated indebtedness in the future.  Declines in the value of the peso relative to the U.S. dollar increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, increase our obligations payable in U.S. dollars, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations.  Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue.  Since we fund our operations in the United States with peso-denominated revenue earned in Mexico, the decline of the peso relative to the decline in the U.S. dollar could increase our operating costs.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer, or to convert pesos into, U.S. dollars and other currencies for the purpose of making timely payments of our operating costs or obligations payable in U.S. dollars.

Developments in other countries may affect the price of the ADSs

As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, for example, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries.  Adverse economic conditions in the United States and other related events could have a material adverse effect on the Mexican economy.  Prices of Mexican securities also dropped substantially as a result of developments in Russia, Asia, Brazil and Argentina in the late 1990s.  The Mexican securities markets also have been adversely affected by ongoing developments in the global credit markets.  We cannot assure you that events in other emerging market countries, in the United States or elsewhere, will not have a material adverse effect on our business, financial condition or results of operations.

Item 4.  Information on the Company

THE COMPANY

Organization

Grupo Radio Centro is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.  Grupo Radio Centro is a holding company that operates through its subsidiaries.

Grupo Radio Centro’s principal executive offices are located at Constituyentes 1154 (7° Piso), Col. Lomas Altas, C.P. 11950, México, D.F., México.  The telephone number of Grupo Radio Centro is (525) 55-728-4800.

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

Capital Expenditures and Divestitures

Capital Expenditures

Capital expenditures were Ps. 27.7 million in 2009, Ps. 36.4 million in 2008 and Ps. 14.3 million in 2007.  In 2009, 2008 and 2007, capital expenditures were financed from working capital.  In 2009, the Company’s principal capital expenditures were for transportation equipment, leasehold improvements and broadcasting equipment.  In 2008 and 2007, the Company’s principal capital expenditures were for transportation equipment, which consists primarily of promotional trucks and vans.  The increase in 2009 compared to 2008 was primarily due to increased expenditures related to leasehold improvements.

Capital Divestitures

During 2009, the Company had capital divestitures in the amount of Ps. 6.6 million, principally related to transportation equipment.  During 2008, the Company had capital divestitures in the amount of Ps. 1.2 million, principally related to the sale of transportation equipment.  In 2007, the Company had capital divestitures in the amount of Ps. 0.79 million, principally related to the sale of transportation equipment.  See Notes 1 and 12 to the Consolidated Financial Statements.

BUSINESS OVERVIEW

Grupo Radio Centro is a leading radio broadcasting company in Mexico.  For more than 30 years, the Company has been the leading radio broadcaster in terms of audience share in Mexico City, the most populous city in North America.  Grupo Radio Centro’s principal activities are the production and broadcasting of music, entertainment, news and special event programs.  The Company’s revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses.  According to IBOPE AGB México (“IBOPE”), the Company’s Mexico City average audience share for the year ended December 31, 2009 was 43.4%, more than twice that of the next most popular radio broadcasting company in Mexico City for the same period.  See “—Broadcasting Operations” and “—Competition.”

In Mexico, Grupo Radio Centro currently owns eight AM and five FM radio stations.  The Company manages and operates an additional FM station.  Of these 14 radio stations, Grupo Radio Centro operates five AM and six FM stations in Mexico City and one AM station in both Guadalajara and Monterrey.  The remaining AM radio station in Mexico City is managed and operated by a third party pursuant to an operating agreement.

The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers.  According to IBOPE, for the year ended December 31, 2009, Grupo Radio Centro’s radio stations ranked as five of the top 10 FM radio stations (out of a total of 31 FM stations) and three of the top 10 AM stations (out of a total of 35 AM stations). See “—Business Strategy.”

In the United States, we entered into an agreement on April 3, 2009 with Emmis Communications Corporation (“Emmis”), a U.S. radio broadcasting company.  We agreed to provide programming to, and sell advertising time on, KXOS-FM for up to seven years.  KXOS-FM is an Emmis-owned radio station broadcasting in Los Angeles, California, on the 93.9 FM frequency.  We began operating the station in the contemporary Spanish-language hits format on April 15, 2009.  We operate KXOS-FM through our subsidiary, Grupo Radio Centro LA, LLC (“GRC-LA”), which was incorporated on March 13, 2009 as a Delaware limited liability company.  According to Arbitron Inc., a media and marketing research firm, as of December 31, 2009, KXOS-FM had an audience share of 1.6% and was ranked 25th out of a total of 62 stations in the Los Angeles metropolitan area and an audience share of 3.3% and was ranked 11th in terms of the Hispanic population.

In addition to its radio broadcasting activities, the Company, under the trade name Organización Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico.  At December 31, 2009, the Company had 107 affiliates in 75 cities throughout Mexico.

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

OIR Network Strategy

As a complement to its radio-broadcasting activities, Grupo Radio Centro operates and continues its efforts to expand its OIR radio network.  The Company simultaneously transmits its news program “La Red de Radio Red” from 5:45 a.m. to 10:00 a.m. to the 26 largest commercial markets in Mexico outside the Mexico City metropolitan area.  While increasing programming and service revenue, the operation of OIR also facilitates the Company’s overall marketing efforts, offering advertisers access to radio stations on a nationwide basis.  See “—OIR Network.”

Broadcasting Operations

Radio Stations

Except as noted, the following table sets forth certain information about the radio stations Grupo Radio Centro operates in Mexico City as of December 31, 2009:

Station	Frequency	Power (Watts)	Station Format	Total Market Rank(1)(2)	Total Audience Share(1)(3)	Band Rank(1)(4)	Target Demographic Segments
XEQR-FM	107.3 mhz	100,000	Grupera—Diverse Musical Genres	1	14.9%	1	13-44 years

XERC-FM	97.7 mhz	100,000	Juvenil—Youth Oriented	8	3.2%	7	8-34 years

XEJP-FM	93.7 mhz	100,000	Spanish Language—Contemporary Music	4	6.9%	4	18-44 years

XHFO-FM(5)	92.1 mhz	150,000	English Language—Classic Rock	5	5.7%	5	18-44 years

XHFAJ-FM	91.3 mhz	100,000	English Language—Contemporary Music	13	2.6%	11	13-24 years

XEQR-AM	1030 khz	50,000	Spanish Language—Talk Show	6	4.3%	1	25+ years

XEJP-AM	1150 khz	50,000	Spanish Language Classics	11	2.7%	2	35+ years

XERED-AM	1110 khz	100,000	News / Talk Show	24	1.0%	6	25+ years

XHRED-FM	88.1 mhz	100,000	News / English Language—Music	21	1.1%	16	25+ years

XERC-AM	790 khz	50,000	News	39	0.4%	14	25+ years

XEN-AM	690 khz	100,000	News / Talk Show	37	0.5%	13	25+ years

(1)	Source: IBOPE AGB México.
(2)	Total market rank is determined based on each station’s annual average share of the total radio audience.
(3)	Total audience share represents each station’s annual average share of the total radio audience.
(4)	Band rank is determined based on each station’s annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).
(5)
XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that was renewed on October 16, 2008  for five years ending on January 2, 2014.  For the year ended December 31, 2009, XHFO-FM accounted for approximately 14.6% of Grupo Radio Centro’s broadcasting revenue.

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

The Company’s programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers.  To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which regularly conducts door-to-door interviews throughout Mexico City), as well as commercially available data, to assess the listening habits and tastes of the Mexico City population.  Grupo Radio Centro conducted approximately 250,000 in 2009 and 247,000 interviews in 2008.  The Company believes that no competitor has developed an internal research capability as extensive as its own.

Production and Transmission of Programming

Audio Engineering.  Grupo Radio Centro has 18 production studios in which musical material, advertisements, informational messages, news and promotional spots are recorded on hard drive, compact disk, and DVD-audio through the Maestro Automation System.  This system permits the direct transmission of audio recordings to the Company’s 35 workstations, where they are processed and sent to broadcast sites.

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

Grupo Radio Centro’s news division uses the News Room system, which enables news writers to provide radio announcers with information directly through scrolling text that runs across a flat-panel screen while the announcers are on air.  The system is used primarily in the Formato 21 radio station, but it also provides information to news centers in other radio stations.  The News Room system, which receives news reports from the Associated Press (AP), Agence France-Presse (AFP), Notimex F and Reuters, has reduced considerably the amount of paper used during news programs.

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

In 2007, the Company renovated a location to serve as an alternate transmission site as a back-up studio and production space.  This facility is equipped with two small production studios, six transmission booths for talk show or news programs, and five workstations for music programs.  The facility also has a sophisticated multiplexing network for up to five stereo channels for the FM stations and six digital encoders/decoders to connect to the transmitting plants.  If there is an emergency, the alternate site can be controlled remotely from the XERC-FM, XEJP-FM and XEQR-FM radio stations in Mexico City.

In 2008, the Company began renovating an additional alternate transmission site for the studios of 11 of the Company’s Mexico City radio stations.  The alternate site, which was completed in 2009, is equipped with two small production studios, six transmitter booths for talk show and news programs, and five workstations for music programs.

In December 2008, the Company obtained authorization from the SCT to increase the power at two stations: XEDKR-AM (in Jalisco) was increased from one to 10 kilowatts, and XESTN-AM (in Monterrey) was increased from one to five kilowatts.   In June 2009, the Company completed a new transmission site and the new building from which XEDKR-AM currently operates. In September 2009, the Company completed upgrades to its XESTN-AM transmission site.  Both stations now operate with increased power.

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

Currently, all AM and FM radio broadcast signals in Mexico are analog.  However, there are various efforts underway to develop, test and implement radio digital audio broadcasting (DAB), using either the  “in-band-on-channel” U.S. broadcasting model or the “out-of-band” European broadcasting model.  If implemented, DAB would largely eliminate fading, static and other interference that adversely affects the listening experience.

The Cámara Nacional de la Industria de Radio y Televisión (National Chamber of the Radio and Television Industries, or “CIRT”) is in the process of analyzing DAB proposals and has created a task force with the Comisión Federal de Telecomunicaciones (Mexican Federal Telecommunications Commission or “Cofetel”) in order to introduce DAB in Mexico in the future.  CIRT and Cofetel have announced plans to issue digital radio standards in 2009.  However, there can be no assurance as to whether or when DAB will be introduced.

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

From October to December 2008, the Company tested a Digital Broadcasting System from its Constituyentes building.  The system’s capabilities included the transmission on one digital radio channel of two video programs, eight audio CD quality programs, data, and a webcam signal. The Company demonstrated the system with a reduced power transmitter during “CIRT Radio Week” in October 2008.   The demonstration included more than 20 different types of DAB receivers.

Sale of Airtime and Marketing

Commercial airtime for Grupo Radio Centro’s radio stations is sold both to advertising agencies and directly to businesses.  The Company’s top 10 customers accounted for approximately 30.2% of total broadcasting revenue (excluding revenue from our operations in the United States) in 2009, 2008 and 2007.  Our two largest individual customers in 2009, 2008 and 2007 were Nueva Wal Mart and Comercial Mexicana.  In 2009, Nueva Wal Mart represented approximately 7.0% and Comercial Mexicana represented approximately 4.0% of our total broadcasting revenue (excluding revenue from our operations in the United States).  In 2008, Nueva Wal Mart represented approximately 6.5% and Comercial Mexicana represented approximately 3.7% of our total broadcasting revenue.  In 2007, Nueva Wal Mart represented approximately 5.6% and Comercial Mexicana represented approximately 4.2% of our total broadcasting revenue.

The companies comprising Grupo Cifra and Grupo Carso also are key customers.  In 2009, the companies comprising Grupo Cifra accounted for 11.3% of our total broadcasting revenue (excluding revenue from our operations in the United States), and the companies comprising Grupo Carso accounted for 6.4% of our total broadcasting revenue (excluding revenue from our operations in the United States).  In 2008, the companies comprising Grupo Cifra accounted for 7.7% of our total broadcasting revenue, and the companies comprising Grupo Carso accounted for 7.3% of our total broadcasting revenue.  In 2007, the companies comprising Grupo Cifra accounted for 7.1% of our total broadcasting revenue, and the companies comprising Grupo Carso accounted for 8.4% of our total broadcasting revenue.

Sales of commercial airtime vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year.  See Item 5, “Operating and Financial Review and Prospects—Seasonality of Sales.”

At December 31, 2009, the Company had a sales force of 29 individuals, of which 15 marketed primarily to advertising agencies and major customer accounts, and 14 marketed to small and mid-sized customer accounts.

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

The Company sells some commercial airtime in advance.  The advance-sales arrangements guarantee the rate in effect at the time of purchase to advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period.  These advertisers are also granted bonus advertising time in addition to the time purchased.  The Company invests cash deposited pursuant to advance sales and includes interest generated on such investments in broadcasting revenue.  In 2009, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 24.9% of total broadcasting revenue (excluding revenue from our operations in the United States), compared to 33.7% for 2008 and 32.5% for 2007.

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

OIR Network

Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates.  At December 31, 2009, Grupo Radio Centro had 107 affiliates located in 75 cities throughout Mexico.   During the last three years, broadcasting revenue from OIR-related activities ranged from 3.0% to 3.2% of total broadcasting revenue (excluding revenue from our operations in the United States).  In 2009, approximately 3.0% of the Company’s revenue (excluding revenue from our operations in the United States) was attributable to its work through OIR, and no single affiliate represented more than 7.1% of total OIR-related revenue.

At December 31, 2009, 13 of the Company’s OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm’s-length basis.

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

Competition

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change.  As of December 31, 2009, there were 59 commercial radio stations in Mexico City (34 AM and 25 FM stations) and eight not-for-profit, public-service stations (two AM and six FM).  These stations constitute all of the currently available radio broadcast channels within Mexico City’s AM and FM frequency spectrum.

Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at December 31, 2009, and a chart depicting the audience share of each.

Operation of Mexico City Stations by Grupo Radio Centro and its Principal Competitors(1)

	AM Stations	FM Stations	Total
Grupo Radio Centro	5	6	11
Grupo Acir	3	4	7
Televisa Radio	3	3	6
NRM Comunicaciones	3	3	6
Grupo Radio Fórmula	3	2	5
Grupo Imagen	0	2	2
MVS Radio	0	2	2
Total	17	22	39

(1)     Source: Grupo Radio Centro.

Mexico City Radio Audience Share (1970-2009)(1)

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

According to IBOPE, the Company’s Mexico City audience share increased to 43.4% in 2009.  According to IBOPE, the Company’s average Mexico City audience share decreased slightly from 43.6% in 2007 to 42.9% in 2008.  The Company has experienced gradual declines in previous years, which were mainly attributable to increased competition from other radio stations that adopted formats similar to the Company’s most successful formats, including Juvenil—Youth Oriented, Grupera—Diverse Musical Genres and News/Talk Show.

The Company believes that its balanced portfolio of station formats reduces the impact of a decline in audience share of any one format segment or station.  For example, the Company’s most popular station, XEQR-FM, which was the top-ranked station in Mexico City for the year ended December 31, 2009, represented only 14.6% of the Company’s total radio audience.  However, there can be no assurance that competition within, or a decline in the popularity of, a given format will not decrease the Company’s aggregate audience share in the future.

In addition, the Company faces strong competition for advertising revenue from both television and various print media.

OIR Network Competition

The Mexican radio-network market is highly competitive.  As of December 31, 2009, there were 27 radio networks serving 742 AM radio stations and 478 FM radio stations outside Mexico City.  The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company’s affiliates that are served by OIR to compete effectively.

Significant Subsidiaries

The following table sets forth the Company’s significant subsidiaries at December 31, 2009:

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description

XEQR, S.A. de C.V.	Mexico	99.9%	Radio station

XERC, S.A. de C.V.	Mexico	99.9%	Radio station

XEEST, S.A. de C.V.	Mexico	99.9%	Radio station

XEQR-FM, S.A. de C.V.	Mexico	99.9%	Radio station

XERC-FM, S.A. de C.V.	Mexico	99.9%	Radio station

XEJP-FM, S.A. de C.V.	Mexico	99.9%	Radio station

XEDKR-AM, S.A. de C.V.	Mexico	99.2%	Radio station

Radio Red, S.A. de C.V.	Mexico	99.9%	Radio station

Radio Red-FM, S.A. de C.V.	Mexico	99.9%	Radio station

Radio Sistema Mexicano, S.A.	Mexico	99.9%	Radio station

Estación Alfa, S.A. de C.V.	Mexico	99.9%	Radio station

Emisora 1150, S.A. de C.V.	Mexico	99.9%	Radio station

Grupo Radio Centro LA, LLC	United States of America	51.0%[1]	Radio station

Radio Centro Publicidad, S.A. de C.V.	Mexico	99.9%	Marketing company

1 As the result of a capital reduction in February 2010, the Company now owns 100% of Grupo Radio Centro LA, LLC.  See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Investment in GRC-LA.”

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description

GRC Publicidad, S.A. de C.V.	Mexico	99.9%	Marketing company

GRC Medios, S.A. de C.V.	Mexico	99.9%	Marketing company

GRC Comunicaciones, S.A. de C.V.	Mexico	100%	Marketing company

GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	Mexico	99.9%	Marketing company

Promotora Técnica de Servicios Profesionales, S.A. de C.V.	Mexico	99.9%	Service company

Publicidad y Promociones Internacionales, S.A. de C.V.	Mexico	99.9%	Service company

To2 México, S.A. de C.V.	Mexico	100%	Service company

Promo Red, S.A. de C.V.	Mexico	99.9%	Service company

Universal de Muebles e Inmuebles, S.A. de C.V.	Mexico	99.8%	Real estate company

Inmobiliaria Radio Centro, S.A. de C.V.	Mexico	99.9%	Real estate company

Desarrollos Empresariales, S.A. de C.V.	Mexico	99.9%	Sub-holding company

Radiodifusión Red, S.A. de C.V.	Mexico	99.9%	Sub-holding company

Enlaces Troncales, S.A. de C.V.	Mexico	99.9%	Sub-holding company

Música, Música, Música, S.A. de C.V.	Mexico	90.9%	Non-operating company

Promotora de Éxitos, S.A. de C.V.	Mexico	90.9%	Non-operating company

Producciones Artísticas Internacionales, S.A. de C.V.	Mexico	99.9%	Non-operating company

On March 31, 2009, the Company merged three of its marketing subsidiaries, Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V., and GRC Medios, S.A. de C.V., into GRC Comunicaciones, S.A. de C.V.

Property and Equipment

All of Grupo Radio Centro’s tangible assets are located in Mexico.  At December 31, 2009, the net book value of all property and equipment was approximately Ps. 459.9 million (U.S.$ 35.2 million).

Grupo Radio Centro’s principal executive offices and studios are located in Mexico City and are owned by the Company.  In 1992 Grupo Radio Centro purchased the Constituyentes building, a 102,000 square foot building of which, at December 31, 2009, the Company occupied approximately 81,000 square feet.  The remainder is available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building.  Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities.  In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government.  As a result of a 1993 change in Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de México, a state-owned entity, to operate its own up-link equipment.  This up-link equipment has been operational since the end of 1994 and was upgraded in December 2005 and the first quarter of 2006 (see “—Business Strategy—Production and Transmission of Programming”).

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

Substantially all of the Company’s property, excluding its broadcasting equipment, is subject to a first priority lien under our credit facility.  See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Supervision of Operations.  Cofetel conducts regular inspections of the operations of the radio stations, and the companies or persons to whom licenses have been granted must file annual technical, statistical, financial and legal reports with Cofetel.

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

The Company sets its minimum advertising rates and registers such rates through Cofetel.  Commercial airtime may not be sold at lower rates than those registered with the SCT.  There are no restrictions on maximum rates that may be charged.

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

Intellectual Property

Mexico.  Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration with the Instituto Mexicano de la Propiedad Industrial (Mexican Institute of Industrial Property) the following service marks (and their corresponding design, where indicated):

•	“Radio Red”	•	“Stereo 97.7”
•	“Joya”	•	“Alegría”
•	“El Fonógrafo del Recuerdo”	•	“Centro”
•	“Variedades”	•	“Formato 21”
•	“Stereo Joya”	•	“Hoy”
•	“NotiCentro” (and design)	•	“OIR”
•	“Sensación” (and design)	•	“Palco Deportivo”
•	“Universal” (and design)	•	“To2”
•	“Radio Programas de México”	•	“UNIRED”
•	“RPM”	•	“SERVIRED”
•	“ALFA 91.3”	•	“AUTORED”
•	“BANG”

In addition, Grupo Radio Centro (directly or through its subsidiaries) has registered or filed for registration the following commercial slogans:

•	“CRC Radiodifusión Internacional”
•	“Grupo Radio Centro Radiodifusión de México al Mundo”
•	“ORC Radiodifusión Valle de México”
•	“OIR Radiodifusión Nacional”
•	“Radio Centro, la Estación de la Gran Familia Mexicana”
•	“SER, Servicios Especializados de Radiodifusión”

United States.  Grupo Radio Centro has filed for registration with the United States Patent and Trademark Office for the following service mark:

•	“Radio Éxitos”

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

Beginning in 2008, the inflation accounting methods previously required by MFRS no longer apply, except if the economic environment in which we operate qualifies as inflationary.  See “—Changes in Inflation Accounting.”  As a result, the financial information in the Consolidated Financial Statements and throughout this Annual Report, for dates and periods after January 1, 2008 has been presented without inflation accounting.  The financial information for dates and periods prior to January 1, 2008 has been expressed in constant pesos as of December 31, 2007.

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

The following table sets forth the Company’s broadcasting revenue and broadcasting income (excluding depreciation, amortization and corporate, general and administrative expenses) on a quarterly basis, in each case as a percentage of its respective total, for 2009, 2008 and 2007.

	Broadcasting Revenue			Broadcasting Income
	2009	2008	2007	2009	2008	2007
First quarter	19.8%	17.4%	19.1%	22.8%	8.5%	7.7%
Second quarter	22.6	23.6	22.2	24.3	22.9	19.2
Third quarter	24.3	27.5	27.1	6.8	30.8	31.4
Fourth quarter	33.3	31.5	31.6	46.1	37.8	41.7
Total	100%	100%	100%	100%	100%	100%

Historically, advertising expenditures by political campaigns represented an important part of the Company’s total broadcasting revenue during the congressional elections that occur every three years, including 2006, and during presidential elections that occur every six years (coinciding with congressional elections), including 2006.  Since January 2008, Mexican law has prohibited political parties and private individuals from purchasing broadcast time for political advertising on any radio or television station.  As a result, we no longer receive revenues from advertising by political campaigns. See Item 4, “Information on the Company—Business Overview—Broadcasting Operations—Sale of Airtime and Marketing.”

Economic Conditions in Mexico

Grupo Radio Centro’s financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company’s earnings, generally declines during periods of economic difficulty.

Mexico began to enter a recession in the fourth quarter of 2008 during which GDP fell by approximately 1.6%.  GDP fell by 6.5% in 2009 and grew by 4.3% in the first quarter of 2010.  If the Mexican economy continues to experience a recession or the existing recession becomes more severe, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

The annual rate of inflation in Mexico, as measured by changes in the INPC, was 3.6% for 2009.  Inflation for the first quarter of 2010 was 2.4%.  The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

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

Since the June 2006 decision, legal proceedings have continued, and in June 2008, the June 2006 decision was reversed.  We currently do not consider it necessary to record a provision for this matter because the June 2008 decision does not impose an obligation to pay the arbitration award and we have continued to challenge the award’s validity in the Mexican courts.  See Item 8, “Financial Information—Other Financial Information—Legal and Arbitration Proceedings.”

Changes in Inflation Accounting

Through the end of 2007, MFRS required us to recognize certain effects of inflation in our financial statements.  It also required us to restate financial statements from prior periods in constant pesos as of the end of the most recent period presented.  As discussed below, due to the current level of inflation in Mexico, we have not applied the effects of inflation to our financial information in 2008 and 2009.

Due to the adoption of MFRS B-10, effective January 1, 2008, inflation accounting methods no longer apply unless the economic environment qualifies as “inflationary” for purposes of MFRS.  An environment is considered inflationary if the cumulative inflation rate equals or exceeds 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low level of Mexican inflation in recent years (3.6% in 2009, 6.5% in 2008 and 3.8% in 2007), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2009 does not qualify the Mexican economic environment as inflationary.

As a result, we have not applied the effects of inflation to our financial information in 2009 and 2008.  In our financial information for 2009 and 2008, inflation adjustments for prior periods have not been removed from shareholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by MFRS. In this respect, our financial statements for 2009 and 2008 are not comparable to those for prior periods.

In comparing our results for 2009, 2008 and any future periods without inflation accounting to results for prior periods that used inflation accounting, we consider that the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, to be as follows:

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

Changes in MFRS

Note 3 to our Consolidated Financial Statements discusses new accounting pronouncements under MFRS that came into force in 2008 and 2009.  The 2008 and 2009 pronouncements have already been fully implemented in the financial statements included in this Annual Report.  Certain pronouncements have required us to change our financial presentation in 2009 in ways that have not had a material effect on our results of operations and our balance sheet.

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

2009 vs. 2008 Results of Operations

For the year ended December 31, 2009, broadcasting revenue was Ps. 785.9 million, representing a 6.9% increase compared to the Ps. 735.1 million reported in 2008.  The increase in broadcasting revenue was mainly attributable to a Ps. 27.2 million increase in advertising expenditures by the Company’s Mexican customers, who purchased more airtime in 2009 than in 2008 and to Ps. 23.6 million in revenues from the radio station we operate in Los Angeles.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2009 were Ps. 595.0 million, an increase of 31.5% compared to the Ps. 452.4 million reported in 2008.  This increase was primarily due to (i) broadcasting expenses of Ps. 130.9 million incurred in connection with the radio station we operate in Los Angeles, which the Company began operating in April 2009, and (ii) higher sales commissions to the Company’s sales force, as a result of the increase in broadcasting revenue during 2009.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2009 was Ps. 190.9 million, a decrease of 32.5% compared to the Ps. 282.8 million reported in 2008.  This decrease was mainly attributable to the increase in broadcasting expenses, as described above.

Depreciation and amortization expenses for the year ended December 31, 2009 were Ps. 26.0 million, a decrease of 18.0% compared to the Ps. 31.7 million reported in 2008.  This decrease was due to a reduction in the Company’s depreciable asset base.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2009 were Ps. 14.9 million, slightly higher than the Ps. 14.5 million reported in 2008.

As a result of the foregoing, the Company reported operating income of Ps. 149.9 million for the year ended December 31, 2009, a 36.6% decrease compared to the Ps. 236.6 million reported in 2008.

Other expenses, net, for the year ended December 31, 2009 were Ps. 66.5 million, a 16.9% increase compared to the Ps. 56.9 million reported in 2008.  This increase was mainly attributable to legal expenses incurred in connection with the transactions related to the radio station we operate in Los Angeles that the Company entered into with Emmis in April 2009.

The Company’s comprehensive financing cost for 2009 was Ps. 40.6 million, compared to the Ps. 7.7 million reported in 2008.  This increase was mainly due to interest expense related to the Company’s Ps. 200.0 million loan obtained from Banco Inbursa, S.A. in March 2009 and net foreign exchange loss attributable to an appreciation of the peso against the U.S. dollar, which resulted in a decline in the peso value of the Company’s U.S. dollar-denominated loan to GRC-LA.

For the year ended December 31, 2009, the Company reported income before taxes of Ps. 42.8 million, compared to Ps. 172.0 million reported in 2008, mainly due to an increase in broadcasting expenses and comprehensive financing cost, as described above.

The Company recorded income taxes of Ps. 38.3 million for the year ended December 31, 2009, compared to Ps. 45.3 million recorded in 2008, primarily due to lower taxable income.  The Company’s effective tax rate increased to 89.6% in 2009 from 26.3% in 2008.  Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax purposes.  This causes our pretax income to be affected by taxable monetary gain or loss on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets.  Additionally, our effective tax rate was higher in 2009 than in 2008 because of the Company’s assessment that the tax losses resulting from the operating losses from the Company’s Los Angeles radio station will not be utilized to offset future taxable income in 2010.  Accordingly, the Company recorded a reserve against the total deferred tax benefits that would be derived from such tax losses.

As a result of the foregoing, the Company recorded net income of Ps. 4.4 million for the year ended December 31, 2009, compared to net income of Ps. 126.8 million reported in 2008.  The Company’s lower net income in 2009 reflected, in large part, operating losses generated by the radio station we operate in Los Angeles.  In 2009, the Aguirre family owned 49% of the investment in this station.  However, following a capital reduction of GRC-LA in February 2010, described under Item 7, “Major Shareholders and Related Party Transactions— Related Party Transactions –Investment in GRC-LA,” the Company owns 100% of this investment.  As a result, future losses or income generated by GRC-LA will not be offset by the family’s minority interest and will be borne fully by the Company.

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

The Company’s corporate, general and administrative expenses for the year ended December 31, 2008 were Ps. 14.5 million, a slight decrease compared to the Ps. 14.8 million reported in 2007.

As a result of the foregoing, the Company reported operating income of Ps. 236.6 million for the year ended December 31, 2008, a 28.3% increase compared to the Ps. 184.3 million reported in 2007.

Other expenses, net, for the year ended December 31, 2008 were Ps. 56.9 million, a 24.2% increase compared to the Ps. 45.8 million reported in 2007.  This increase was mainly attributable to higher legal expenses for litigation relating to a pending arbitration award in 2008 than in 2007.

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

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations.  The Company’s operating activities provided Ps. 55.4 million in 2009, Ps. 69.3 million in 2008 and Ps. 153.5 million in 2007.  Working capital at December 31, 2009 was Ps. 247.0 million and at December 31, 2008 was Ps. 212.8 million.

Although cash flow from operations historically has been sufficient to cover the Company’s working capital needs, the Company’s investment in April 2009 in a Los Angeles radio station has resulted in increased working capital needs.  On June 1, 2010, the Company borrowed Ps. 30 million under the revolving tranche of its credit facility to meet its working capital needs and it may need to do so again in the future.  The Company currently expects to be able to meet its working capital needs in 2010 with cash flow from operations. The Company has remaining borrowing capacity of Ps. 30 million under its credit facility but its ability to borrow under that facility is subject to compliance with covenants or its ability to obtain a waiver of non-compliance with those covenants.  There can be no assurances that the Company will be able to meet its working capital needs, or, if it is in non-compliance with its debt covenants, that it will be able to borrow further amounts under the credit facility.  Such events would have a material adverse effect on the Company’s financial condition and results of operations.

During 2009, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 100.0 million and the repayment of indebtedness in the principal amount of Ps. 30.0 million.  In 2008, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 100.0 million. In 2007, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 71.9 million.  Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

Grupo Radio Centro invests its cash balances, generally, in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers.  The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

Indebtedness

We have entered into a credit facility with Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured peso-denominated loan in two tranches in an aggregate principal amount equivalent to up to U.S. $21.0 million.  As of the date hereof, Ps. 180 million is outstanding under this credit facility.  The first, non-revolving tranche is for a peso-denominated amount equivalent to up to U.S. $14 million to be used for capital expenditures and other corporate purposes.  The second, revolving tranche is for a peso-denominated amount equivalent to up to U.S. $7 million to be used for working capital purposes.

On March 26, 2009, we drew down on the first tranche, in the amount of Ps. 200 million, to finance the prepayment of the first two years of fees under the local marketing agreement we entered into with Emmis.  We are required to repay the principal amount over five years in 20 quarterly installments beginning June 1, 2009 and make quarterly interest payments at an annual rate of 13% through March 18, 2010 and at 9.5% thereafter.  On June 1, 2010, we borrowed Ps. 30 million under the second tranche for working capital purposes.  We are required to repay this amount on December 1, 2010 and make monthly interest payments at a variable interest rate of the Mexican Interbank Equilibrium Interest Rate (“Tasa de Interes Interbancaria de Equilibrio” or “TIIE”) plus 3%.

Amounts borrowed under the credit facility are guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters but excluding any equipment used for broadcasting.

As of the date hereof, our remaining borrowing capacity under the credit facility is Ps. 30 million.  The credit facility will expire on June 16, 2015.  The principal conditions to drawing down include that we are in compliance with our obligations under the credit facility; there be no material adverse change resulting in a loss or liability to us equivalent to 5% or more of our total assets (as such condition is more fully defined in the credit facility) and no material adverse change in the banking environment or international capital markets; borrowed amounts be secured by a first priority lien on substantially all of our property; and there be no event of default under the credit facility has occurred.  If any of the conditions to draw down is not met or waived, we will be unable to obtain funds under the credit facility.

The credit facility contains covenants requiring us to maintain certain financial ratios and comply with other financial conditions that, among other things, limit our ability to incur additional indebtedness, pay dividends, pledge assets and enter into transactions with affiliates. The financial covenants (using terms defined in the credit facility) include an interest coverage ratio of at least 2.5 to 1, a total debt to EBITDA ratio of no more than 3 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance of at least U.S.$ 1.75 million, and shareholders’ equity of at least Ps. 850 million.

We were not in compliance with the fixed charges coverage ratio as of March 31, 2010.  We obtained a waiver from the lender of this non-compliance for the first quarter of 2010 as well as the second quarter ending June 30, 2010.  There is significant uncertainty as to whether we will be able to comply with the fixed charges coverage ratio for the third quarter of 2010.  If we fail to comply with this covenant or any other covenant under the credit facility, there can be no assurance that we will be able to obtain waivers of such failures or that the lender will not accelerate amounts due under the credit facility.  If we are unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing our indebtedness.  Such events would have a material adverse effect on our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

In 2009, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company’s financial condition.

Contractual Obligations

In the table below we set forth contractual obligations consisting of long-term debt as of December 31, 2009 and the period in which the contractual obligations come due.  The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts.  The table below does not include pension liabilities, tax liabilities or accounts payable.

	Payments Due by Period (as of December 31, 2009)
	Total		2010		2011-2012		2013-2014		2015 and beyond
	(in millions of Mexican pesos)
Contractual obligations:
Total debt(1)	Ps.	170.0	Ps.	40.0	Ps.	80.0	Ps.	50.0	Ps.	0

(1)	Excludes interest payments, fees and the effect of derivative financial instruments.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was Ps.  4.4 million for 2009, Ps. 126.7 million for 2008 and Ps. 91.1 million for 2007.  For the year ended December 31, 2009, no U.S. GAAP adjustment to net income was required because, as of January 1, 2009, a minority interest in subsidiaries is treated as a part of shareholders’ equity under both U.S. GAAP and MFRS.  The slight difference between net income under MFRS and U.S. GAAP for the years ended December 31, 2008 and 2007 was due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability.

Operating income under U.S. GAAP was Ps. 83.4 million for the year ended December 31, 2009, Ps. 179.7 million for 2008 and Ps. 138.5 million for 2007.  For the years ended December 31, 2009, 2008 and 2007, certain other expenses, net of the Company that are classified as non-operating charges under MFRS are charged against operating income under U.S. GAAP.

Shareholders’ equity under U.S. GAAP was Ps. 1,346.3 million at December 31, 2009, Ps.1,422.4 million at December 31, 2008 and Ps. 1,396.6 million at December 31, 2007.  In all years, the difference between shareholders’ equity under MFRS and U.S. GAAP was mainly due to the U.S. GAAP limitation, which unlike MFRS, does not allow the Company to record an increase in value of previously impaired buildings held for sale.

Pursuant to MFRS, for dates and periods prior to 2008, Grupo Radio Centro’s financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP.  Due to the Company’s adoption of Bulletin D-4, the Company’s financial statements for 2009, 2008 and 2007 include an expanded recognition of deferred taxes under MFRS that more closely parallels U.S. GAAP.  Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements.

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

The board of directors currently consists of 12 members.  Alejandro Sepulveda de la Fuente is the secretary to the board of directors.  The current members of the board of directors were reelected at the annual shareholders meeting on March 16, 2010 for a one-year term.  Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below.  In addition to the “other directorships” listed below, two Aguirre members of the board of directors, Francisco Aguirre and María Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

Name	Position	Age	Years as director	Principal occupation	Other directorships
Francisco Aguirre G.	Chairman	68	10	Private investor	Chairman of the board of Grupo Radio México, S.A. de C.V.
María Esther Aguirre G.	First Vice Chairperson	70	10	Private investor	–
María Adriana Aguirre G.	Second Vice Chairperson	63	10	Private investor	–
Ana María Aguirre G.	Director	65	39	Private investor	–
Carlos Aguirre G.	Director	55	10	Chief Executive Officer of Grupo Radio Centro	–

Name	Position	Age	Years as director	Principal occupation	Other directorships
Rafael Aguirre G.	Director	52	17	Private investor	Director of the Quintana Roo branch of HSBC México, S.A. (formerly Banco Internacional, S.A.); Director of the Yucatan Peninsula branch of Banco Nacional de México, S.A.
José Manuel Aguirre G.	Director	47	10	Real estate investor	–
Pedro Beltrán N.	Director	66	8	Finance & Administrative Director and Chief Financial Officer of Grupo Radio Centro	–
Luis Alfonso Cervantes Muñiz	Director	54	5	Attorney	–
Gustavo Gabriel Llamas Monjardín	Director	47	5	Public accountant	–
Thomas Harold Raymond Moffet	Director	68	10	President of Amsterdam Pacific Capital, LLC (a financial advisory firm)	–
Luis Manuel de la Fuente Baca	Director	64	10	Financial advisor	–

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

Audit Committee

The Audit Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca (chairman).  All three members of the Audit Committee also serve on the Company’s board of directors.  The shareholders ratified the appointment of these members to the Audit Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on March 16, 2010.  As required by our bylaws and applicable law, all members of the Audit Committee are independent, as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Item 16A, “Audit Committee Financial Expert.”  In order for a meeting of the Audit Committee to be valid, the majority of its members must be present, and the Audit Committee must adopt resolutions by majority vote.

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

Corporate Practices Committee

The Corporate Practices Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca (chairman).  All three members of the Corporate Practices Committee also serve on the Company’s board of directors.  The shareholders ratified the appointment of these members to the Corporate Practices Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on March 16, 2010.  As required by our bylaws and applicable law, all members are independent, as defined by the Mexican Securities Market Law and Rule 10A-3 of the Exchange Act.  In order for a meeting of the Corporate Practices Committee to be valid, the majority of its members must be present, and the Corporate Practices Committee must adopt resolutions by majority vote.

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

Executive Officers

The executive officers of Grupo Radio Centro are as follows:

Name	Position	Years as officer	Years of service

Carlos Aguirre G.	Chief Executive Officer	31	36

Pedro Beltrán N.	Finance & Administrative Director and Chief Financial Officer	24	24

Arturo Yáñez F.	Auditing Director	26	26

Sergio González L.	Operations Director	26	26

Luis Cepero A.	Audio Engineering Director	27	49

Eduardo Stevens A.	Transmission Engineering Director	20	30

Gonzalo Yáñez V.	Marketing Director	10	13

Rodolfo Nava C.	Treasurer and Financial Information Manager	10	24

Alvaro Fajardo de la Mora	General Counsel	25	25

Luis Miguel Carrasco N.	Commercial Director	12	17

Alfredo Azpeitia Mera	Investor Relations Manager	21	17

Compensation

For the year ended December 31, 2009, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 24.3 million, of which approximately Ps. 6.5 million was paid in the form of bonus compensation.  The bonus compensation amounts were determined based on various factors, including quarterly financial results and station ratings and rankings.

The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2009 was Ps. 22.2 million.  The total of payments to directors for attendance at Board of Director meetings during 2009 was Ps. 174,240.  The total payments to Audit Committee members for attendance at Audit Committee meetings during 2009 was Ps. 550,000.

Board Practices

None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment.

Employees

At December 31, 2009, Grupo Radio Centro employed a total of 481 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Televisión, Similares y Conexos de la República Mexicana (Radio and Telecommunications Workers Union, or the “Union”).  The Company employed a total of 484 full-time employees at December 31, 2008 and a total of 458 full-time employees at December 31, 2007.  Grupo Radio Centro also employs a varying number of temporary employees.  During 2009, the Company employed an average of 81 temporary employees.  All employees of Grupo Radio Centro work in Mexico City.

Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the “Contrato Ley”) that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union if exceptions from the Contrato Ley are desired.  All of Grupo Radio Centro’s current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley.  The current Contrato Ley was renewed on February 1, 2010; however, salary increases are implemented annually.  On February 1, 2010, the Company and the Union agreed to a 5.0% increase in salaries.  Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

As of December 31, 2009, the Aguirre members of the board of directors had beneficial ownership, through a Mexican trust through which they hold Series A Shares, of 84,020,646 Series A Shares of the Company, representing 51.6% of the outstanding Series A Shares.  See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

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

The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of December 31, 2010.

Name of Person or Group	Series A Shares Beneficially Owned		Percentage of Series A Shares(1)
The Trust	84,020,646		51.6%
María Esther Aguirre G.	84,020,646	(2)	51.6%
Francisco Aguirre G.	84,020,646	(2)	51.6%
María Adriana Aguirre G.	84,020,646	(2)	51.6%
Ana María Aguirre G.	84,053,946	(2)(3)	51.7%
Carlos Aguirre G.	84,044,046	(2) (4)	51.6%
Rafael Aguirre G	84,020,646	(2)	51.6%
José Manuel Aguirre G.	84,020,646	(2)	51.6%

(1)	Percentages are based on 162,724,561 Series A Shares issued and outstanding as of December 31, 2009.

(2)
All Series A Shares beneficially owned by the Trust (the “Family Shares”) are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of the Technical Committee of the Trust.

(3)	Includes 33,300 Series A Shares beneficially owned by Ana María Aguirre G. in addition to Family Shares.

(4)	Includes 2,600 ADSs beneficially owned by Carlos G. Aguirre in addition to Family Shares.

The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors.  See Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership.”  At April 30, 2010, to the best knowledge of the Company, approximately 3.3% of the outstanding Series A Shares was represented by ADSs.  It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

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

Investment in GRC-LA

On May 13, 2009, certain members of the Aguirre family acquired a 49% equity stake in Grupo Radio Centro LA, LLC, a wholly-owned subsidiary of the Company formed to provide programming to KXOS-FM pursuant to the local marketing agreement with Emmis Communications Corporation.  In exchange for their 49% equity stake, the Aguirre family members agreed to be responsible for 49% of the cost of the Company’s investment.  On February 26, 2010, the Company undertook a capital reduction of Grupo Radio Centro LA, LLC by returning U.S.$ 1.47 million in capital contributions to certain members of the Aguirre family, which was the same amount initially invested by them.  As a result of the capital reduction, the Company is the sole shareholder of Grupo Radio Centro LA, LLC.

Family Control of OIR Network Affiliates

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 13 of the 107 affiliates in the network serviced by OIR at December 31, 2009.  Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 10.3% of OIR revenue (or 0.3% of the Company’s total broadcasting revenue) for 2009 (excluding revenue from our operations in the United States), 9.6% of OIR revenue (or 0.3% the Company’s total broadcasting revenue) for 2008, and 11.7% of OIR revenue (or 0.4% of the Company’s total broadcasting revenue) for 2007.  The Company has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties.  The Company does not believe that such transactions have been material.

Service Contract

On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre G., chairman of the board of directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre.  The Company incurred expenses under this contract totaling Ps. 4.0 million in 2009, Ps. 3.3 million in 2008 and Ps. 3.6 million in 2007.  See Note 6 to the Consolidated Financial Statements.

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

Sale of Goods and Services

The Company makes available to employees, including key management personnel, and directors and directors’ family members goods and services obtained by the Company in barter transactions.  These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company’s employees.  The Company received a total of Ps. 3.3 million in 2009, Ps. 3.0 million in 2008 and Ps. 1.6 million in 2007 from executive officers and directors and their families in connection with these transactions.  See Note 6 to the Consolidated Financial Statements.

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

Following an appeal by Infored and Mr. Gutiérrez Vivó, on January 30, 2007, the Mexican Supreme Court (Suprema Corte de Justicia de la Nación), in a 5 to 4 decision based on procedural grounds, reversed the Federal District’s Thirteenth Circuit Court of Civil Matters’ decision that had ratified a lower court’s decision to set aside the arbitration award.  The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which required the court to review the merits of the case.  On June 12, 2008, the Thirteenth Circuit Court reversed its prior decision, granted the amparo of Infored and Mr. Gutiérrez Vivó, denied the amparo of the Company, and remanded the case to Civil Judge 63 of the Federal District Superior Tribunal of Justice.  On July 11, 2008, Civil Judge 63 of the Federal District Superior Tribunal of Justice ruled that the decision that set aside the arbitration award was invalid.  The July 2008 decision of Civil Judge 63 of the Federal District Superior Tribunal of Justice did not constitute an order to pay the arbitration award, the enforcement of which remains subject to lower court review.

In August 2008, the Company challenged the arbitration award as unconstitutional in an amparo filed with District Judge 6 of Civil Matters.  District Judge 6 dismissed the amparo based on procedural grounds.  The Company challenged this action before the Thirteenth Circuit Court, and in February 2009, that court ruled the Company’s amparo was admissible and remanded it to District Judge 6 of Civil Matters.  In April 2009, District Judge 6 of Civil Matters granted the Company’s amparo, in part, but dismissed the amparo with respect to the Company’s challenge of the constitutionality of certain provisions of the Mexican commercial code.  The Company then appealed this dismissal to the Thirteenth Circuit Court in July 2009, which in turn referred the constitutional question to the Mexican Supreme Court.  The Mexican Supreme Court accepted the constitutional matter for review in October 2009, and its decision is pending.

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

Dividend Policy

The table below sets forth each of the dividends paid by the Company during the period from 2006 to 2009, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

Date Dividend Paid	Fiscal Year with Respect to which Dividend Paid	Aggregate Amount of Dividend Paid (Nominal Pesos)		Dividend Per Series A Share (Nominal Pesos)(1)	Dividend Per Series A Share (U.S. dollars)(1)	Dividend Per ADS (U.S. dollars)(1)(2)

May 7, 2007	2006	Ps.	70,000,000	0.43	0.04	0.36
March 14, 2008	2007	Ps.	100,000,000	0.61	0.06	0.51
April 13, 2009	2008	Ps.	100,000,000	0.61	0.05	0.42
March 24, 2010	2009	Ps.	100,000,000	0.61	0.05	0.44

(1)	Per Series A Share and ADS amounts are calculated based on number of shares outstanding on the date of payment of the dividend.
(2)
Nominal peso amounts have been translated to U.S. dollar amounts at the exchange rate for pesos on the date of payment of the dividend, as published by the Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

The amount of future dividends will depend upon Grupo Radio Centro’s operating results, financial condition and capital requirements and upon general business conditions.  The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Series A Shares, generally upon the recommendation of the Company’s board of directors.  Depending on the Company's financial position and compliance with the covenants in its credit facility, the Company may declare dividends in the future.  See Item 10, “Additional Information—Bylaws and Mexican Law—Dividends.”

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

On April 6, 2010 GE Money Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero (formerly GE Capital Bank, S.A.) was replaced as CPO Trustee of the CPO Trust, by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, División Fiduciaria (“Multiva”), as a result of the divesture by GE Money of its managing trust portfolio, which included the Trust.  Multiva assumed the position of CPO Trustee under the Trust.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices for the Series A Shares and the CPOs on the Mexican Stock Exchange (on a nominal basis) and the reported high and low sale prices for the ADSs on the NYSE.

	Mexican Stock Exchange		New York Stock Exchange
	Amounts per Series A Share and per CPO (in nominal pesos)		Amounts per ADS (in U.S. dollars)
	High	Low	High	Low

2005	9.92	8.08	7.75	6.45
2006	13.10	7.15	10.75	5.50
2007	18.95	12.30	15.65	8.90
2008	16.00	9.50	14.14	5.21
First quarter	16.00	12.00	12.58	9.63
Second quarter	14.00	13.00	14.14	10.60
Third quarter	13.25	11.10	11.84	10.28
Fourth quarter	14.00	9.50	10.83	5.21
2009	14.10	7.00	10.60	2.96
First quarter	14.00	7.00	9.99	2.96
Second quarter	11.5	7.00	8.25	4.36
Third quarter	11.50	8.99	8.89	5.85
Fourth quarter	14.10	8.99	10.60	7.07
Most Recent Six Months
December 2009	14.10	11.75	10.60	8.00
January 2010	14.00	10.00	8.87	8.45
February 2010	13.10	11.86	8.86	8.00
March 2010	12.30	9.00	9.00	8.01
April 2010	12.00	11.30	8.95	7.94
May 2010	11.75	9.36	8.60	7.50

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Founded in 1907, it is organized as a corporation whose shares are currently held by brokerage firms that are exclusively authorized to trade on the Exchange.  Trading on the Mexican Stock Exchange takes place through the Sentra automated system; the Exchange’s opening and closing times are fixed so that the Exchange’s trading day coincides with the trading day of the NYSE.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities, such as the CPOs, that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including, for these purposes, the NYSE) outside Mexico.

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

The bylaws of the Company were amended on July 31, 2006 to incorporate provisions required by the Mexican Securities Market Law.  The most recent amendment to the bylaws was on December 16, 2009.

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

The bylaws of the Company were amended on December 13, 2006, to increase the Company’s minimum capital stock.  On December 16, 2009, the Company’s bylaws were further amended to increase the peso amount of our fixed minimum capital stock to Ps. 1,611,620,660.  We did not authorize or issue any new shares.  As of the date hereof, we have 247,414,768 authorized common shares, of which 162,724,561 shares are outstanding and fully paid for and 84,690,207 shares are held in treasury shares.

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

See Item 9, “The Offer and Listing” on the replacement of the CPO Trustee by Multiva on April 6, 2010.

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

MATERIAL CONTRACTS

On October 16, 2008, the Company entered into an agreement to extend the term of the Operating Agreement, dated as of December 30, 1998, between the Company and Comercializadora Siete, S.A. de C.V., under which the Company operates the radio station XHFO-FM.  The agreement is scheduled to terminate on January 2, 2014.  See Note 9 to the Consolidated Financial Statements.

For a description of the Company’s bank credit facility, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

On April 3, 2009, the Company entered into a local marketing agreement with certain subsidiaries of Emmis Communications Corporation, a U.S. radio broadcasting company.  Under the local marketing agreement, the Company has agreed to provide programming to, and sell advertising time on, KXOS-FM, a radio station broadcasting in Los Angeles, California, for up to seven years.  The Company will pay Emmis U.S.$ 7 million per year, plus expenses incurred by Emmis with respect to the station.  On April 7, 2009, the Company advanced U.S.$ 14 million (approximately Ps. 200 million) as prepayment for the first two years of fees under the local marketing agreement.  The Company financed the prepayment with a bank loan in an aggregate principal amount of Ps. 200 million.

In connection with the local marketing agreement, the Company also entered into a seven-year call and put option agreement with Emmis to purchase the assets of KXOS-FM.  Pursuant to the agreement, the Company is entitled to exercise its call option to purchase the KXOS-FM station assets at any time during its seven-year term, and Emmis is entitled to require the Company to purchase the station’s assets during the seventh year of the term.  If, at the time of the exercise of the call or put, the Company is not qualified under U.S. law to own a U.S. radio station, the Company must assign the agreement to a qualified third party.  The purchase price under this agreement is U.S.$ 110 million.

Other than the foregoing, the only material contracts entered into by the Company in the two-year period before this filing have been entered into in the ordinary course of business.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.  There can be no assurance that the government will maintain its current foreign exchange policies. The Mexican Ministry of Finance announced on June 16, 2010 certain restrictions applicable to Mexican financial institutions, which limit their ability to purchase U.S. dollars (in cash) from the public.  See Item 3, “Key Information—Exchange Rate Information.”

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

Taxation of Dividends

Mexican Tax Considerations

During 2010, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

For purposes of Mexican taxation, an individual is considered to be a resident of Mexico if he or she has established a home in Mexico. However, if such individual has a home in a foreign country as well, he or she will be considered a resident of Mexico if his or her center of vital interests is located in Mexico. A person is deemed to have his or her center of vital interests in Mexico if (i) more than 50% of the person’s aggregate annual income is derived from Mexican sources, or (ii) the person’s main center of professional activities is located in Mexico.  A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise.

A legal entity is considered to be a resident of Mexico for tax purposes if its principal administrative office is located in Mexico.

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the Series A Shares represented by CPOs or ADSs, to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”).  Dividends, which will be paid in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by the CPO Trustee.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date after the date of receipt by the CPO Trustee.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year before the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008 or 2009 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2010 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

A holder of CPOs or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, to the extent required by an applicable tax treaty, is attributable to a permanent establishment of such non-U.S. holder in the United States).

Taxation of Capital Gains

Mexican Tax Considerations

Gains obtained during 2010 on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes, will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Income generated on the sale of CPOs during 2010 by individuals or legal entities that are non-resident of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes.

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the Mexican Stock Exchange, which preclude the holders’ acceptance of offers more competitive than those received prior to and during the period in which they are offered for sale. The exemption will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a 24-month period, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.

If the abovementioned requirements are not met, capital gains realized on the disposition of CPOs by a U.S. holder who is eligible for tax benefits under the Tax Treaty, generally will not be subject to Mexican tax, unless such gains are attributable to a permanent establishment of such U.S. holder in Mexico or if the U.S. holder owned, directly or indirectly, 25% or more of the issuer’s capital stock within the 12-month period preceding such sale or other disposition.

Exemption under the Tax Treaty requires that the U.S. holder appoint a legal representative in Mexico for income tax purposes prior to the sale and provide such a representative with a U.S. tax residence certificate issued by the U.S. Internal Revenue Service, corresponding to the same tax year in which the income is obtained. Additionally, the U.S. holder must file a notice with the Mexican tax authorities within 30 days after the appointment has been made.

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

Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the CPOs or ADSs have been held for more than one year.  The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate.  The deduction of capital losses is subject to limitations under the Code.

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

A non-U.S. holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of CPOs or ADSs, unless (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, to the extent required by an applicable tax treaty, is attributable to a permanent establishment of such non-U.S. holder in the United States), or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Mexican Taxes

There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of CPOs or ADSs by holders that are non-residents of Mexico for tax purposes.  There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of CPOs or ADSs.

Unless it can be proved that the services were not utilized in Mexico, commissions paid in brokerage transactions for the sale of CPOs on the Mexican Stock Exchange are subject to a value added tax rate of 16%, effective January 1, 2010.

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

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States (or through certain U.S.-related financial intermediaries) to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the CPOs or ADSs or the proceeds received on the sale or other disposition of the CPOs or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent.  Amounts withheld as backup withholding tax will be allowed as a refund or will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is properly furnished to the U.S. Internal Revenue Service.

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

Foreign Currency Exchange Risk

The Company’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar.  For the year ended December 31, 2009, the Company had net foreign currency exposure of U.S.$ 531,000, which consisted of short-term U.S. dollar-denominated bank deposits.  The Company acquired these instruments for purposes other than trading purposes.  See Note 4 to the Consolidated Financial Statements.

Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company’s foreign currency denominated costs and expenses and of any obligation of the Company with respect to any foreign currency denominated liabilities.  The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 4.5 million in 2009.

Item 12.  Description of Securities Other than Equity Securities

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D.  American Depositary Shares

Citibank, N.A. serves as the Depositary for our ADSs.  Holders of our ADSs are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars.  The Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with stock dividends	Up to U.S.$ 5.00 per 100 ADSs (or portion thereof)
Withdrawal or surrender of ADSs	Up to U.S.$ 5.00 per 100 ADSs (or portion thereof)
Cash distributions	Up to U.S.$ 2.00 per 100 ADSs (or portion thereof)

Direct and indirect payments by the Depositary

The Depositary does not make any direct or indirect payments to us.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders’ Rights

None.

Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Item 16C.  Principal Accountant Fees and Services

Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, BDO, for the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2009		2008
	(in thousands)
Audit fees	Ps.	1,746	Ps.	1,974
Audit-related fees		256		320
Total fees	Ps.	2,002	Ps.	2,294

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

303A.05
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

Item 19.  Exhibits

Documents filed as exhibits to this annual report:

 (a)           List of Financial Statements

Consolidated Financial Statements of Grupo Radio Centro, S.A.B. de C.V. for the Years Ended December 31, 2009, 2008 and 2007

All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)           List of Exhibits

Charter (Escritura Constitutiva), together with an English translation (a)	1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A.B. de C.V., dated December 16, 2009, filed as an English translation	1.2

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (d)	2.1

Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May 18, 1993, September 14, 1993, May 25, 1999 and April 5, 2000 between certain members of the Aguirre family and Bancomer, S.A., as trustee, together with an English translation (b)	3.1

Trustee Substitution Agreement with respect to the Amended and Restated Controlling Trust Agreement of Trust F/632 (formerly Trust No. F/23020-1), dated June 15, 2007, between certain members of the Aguirre family, Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation (l)	3.2

Trust Agreement, No. F/29307-6, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English translation(c)	3.3

Trustee Substitution Agreement with respect to the Trust Agreement of Trust F/633 (formerly Trust No. F/29307-6), dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation	3.4

Trust Dissolution Agreement with respect to Trust F/633, dated June 18, 2007, between certain members of the Aguirre family and IXE Banco, S.A., as trustee, filed as an English translation (l)	3.5

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institución de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V., filed as an English translation (h)	3.6

Amended and Restated Public Deed, dated as of June 27, 2003 (the “Amended and Restated CPO Deed”), filed as an English translation (h)	4.1

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, together with an English translation (e)	4.2

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation(g)	4.3

Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, filed as an English translation(j)	4.4

Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and José Gutiérrez Vivó, together with an English translation(e)	4.5

Credit Agreement, dated May 16, 2006, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusión Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as creditors, (the “Credit Agreement”), filed as an English translation(k)	4.6

Amendment to the Credit Agreement, dated May 16, 2008, filed as an English translation(m)	4.7

Second Amendment to the Credit Agreement, dated June 4, 2008, filed as an English translation(m)	4.8

Third Amendment to the Credit Agreement, dated May 14, 2009, filed as an English translation	4.9

Local Marketing Agreement, dated as of April 3, 2009, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.10

Put and Call Agreement, dated as of April 3, 2009, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.11

List of Subsidiaries of the Company	8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13.1

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

(k) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006.

(l) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 2, 2007.

(m) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 30, 2008.

(n) Incorporated by reference to the Form 8-K of Emmis Communications Corporation (Commission File No. 0-23264) filed on April 8, 2009.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEARS ENDED DECEMBER
31, 2009, 2008 AND 2007

TOGETHER WITH THE

INDEPENDENT AUDITORS’ REPORT

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009, 2008 AND 2007 AND FOR THE YEARS ENDED
DECEMBER 31, 2009, 2008 AND 2007

INDEX

Page

Independent auditors’ report	F-1

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3

Consolidated Statements of Income
for the years ended December 31, 2009, 2008 and 2007	F-4

Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2009, 2008 and 2007	F-5

Consolidated Statements of Cash Flows
for the years ended December 31, 2009 and 2008	F-6

Consolidated Statement of Changes in Financial Position
for the year ended December 31, 2007	F-7

Notes to the Consolidated Financial Statements	F-8 – F-45

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Grupo Radio Centro, S.A.B. de C.V.:

We have audited the consolidated balance sheets of Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, the consolidated statements of cash flows for the years ended December 31, 2009 and 2008 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and prepared in accordance with Mexican financial reporting standards. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3b to the financial statements, as of January 1, 2008, the Company adopted the financial reporting standard MFRS B-2, Statement of Cash Flows, which supersedes Bulletin B-12, Statement of Changes in Financial Position, which was in effect until December 31, 2007. As mentioned in Note 3b, the Company also adopted, as of January 1, 2008, MFRS B-10, Effects of inflation.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the consolidated statements of income and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, and consolidated statements of cash flows for the years ended 2009 and 2008, and the consolidated statement of changes in financial position for the year ended December 31, 2007 in conformity with Mexican Financial Reporting Standards.

These financial statements have been translated into English solely for the convenience of readers of this language. In all cases where there are any inconsistencies between the English and Spanish versions, the Spanish version shall be considered authoritative and controlling.

BDO Hernández Marrón y Cía., S.C.

/s/ Luis Alberto Cámara Puerto
Luis Alberto Cámara Puerto
Audit Partner

Mexico City
February 19, 2010, except for the event described in Note 26, dated June 25, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Grupo Radio Centro, S.A.B. de C.V. and subsidiaries

We have audited Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Radio Centro, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15, Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance of the standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provided a reasonable basis for our opinion.

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

In our opinion, Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and consolidated statements of changes in shareholders’ equity for each of the three years ended December 31, 2009, 2008 and 2007 and consolidated statements of cash flow for the years ended December 31, 2009 and 2008 and the consolidated statement of changes in financial position for the year ended December 31, 2007, and our report dated February 19, 2010, except for Note 26 which is dated as of June 25, 2010.

BDO Hernández Marrón y Cía., S.C.

/s/ Luis Alberto Cámara Puerto
Luis Alberto Cámara Puerto
Audit Partner

Mexico City
February 19, 2010, except for the event described in Note 26, dated June 25, 2010.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS  AS OF DECEMBER 31, 2009 AND 2008
(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

ASSETS	2009				2008

CURRENT ASSETS:

Cash and equivalents and liquid demand
investments (Note 5)	US$	13,443	Ps	175,537	Ps	93,054

Accounts receivable:
Broadcasting, net of allowance for
doubtful accounts of Ps 23,916
in 2009 and 2008		23,335		304,701		301,101
Taxes recoverable		-		-		3,007
Others (Note 7)		526		6,863		6,225

		23,861		311,564		310,333

ADVANCE PAYMENTS (Note 8)		9,037		117,996		38,179

Total current assets		46,341		605,097		441,566

PROPERTY AND EQUIPMENT, NET (Note 12 )		35,224		459,941		465,034

ADVANCE PAYMENTS (Note 8)		2,042		26,662		-

DEFERRED CHARGES, NET (Note 13)		233		3,039		4,850

EXCESS COST OVER NET BOOK VALUE
OF ASSETS OF SUBSIDIARIES, NET (Note 14)		63,478		828,863		828,863

OTHER ASSETS		257		3,353		3,325

	US$	147,575	Ps	1,926,955	Ps	1,743,638

LIABILITIES	2009				2008

CURRENT LIABILITIES:

Suppliers and other accounts payable (Note 16)	US$	6,451	Ps	84,230	Ps	67,388
Advances from clients (Note 3-j)		13,441		175,502		142,543
Income tax and other taxes
payable (Note 17)		4,327		56,495		18,859
Notes payable (Note 15)		3,209		41,903		-

Total current liabilities		27,428		358,130		228,790

LONG-TERM LIABILITIES:
Notes payable (Note 15)		9,956		130,000		-
Labor liabilities (Note 18)		5,045		65,871		60,276
Deferred taxes (Note 20)		1,262		16,475		21,782

Total liabilities		43,691		570,476		310,848

CONTINGENCIES (Note 22)		-		-		-

SHAREHOLDERS' EQUITY (Note 19):

Capital stock		86,571		1,130,410		1,130,410
Retained earnings		16,558		216,204		257,818
Reserve for the repurchase of shares		3,357		43,837		43,837
Cumulative effect from conversion		(14)		(183)		-
Controlled interest		106,472		1,390,268		1,432,065
Uncontrolled interest		(2,588)		(33,789)		725
Total shareholders' equity		103,884		1,356,479		1,432,790
	US$	147,575	Ps	1,926,955	Ps	1,743,638

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

	2009				2008		2007

Broadcasting income	US$	60,185	Ps	785,869	Ps	735,105	Ps	654,760
Broadcasting expenses, excluding
depreciation and amortization		45,568		595,011		452,350		421,970
Broadcasting income		14,617		190,858		282,755		232,790
Depreciation and amortization		1,993		26,024		31,720		33,687
Corporate general and administrative expenses		1,144		14,939		14,461		14,774
Operating income		11,480		149,895		236,574		184,329
Other expenses, net (Note 21)		(5,092)		(66,495)		(56,880)		(45,806)

Comprehensive cost of financing:

Interest expense		(1,803)		(23,528)		(8,376)		(2,767)
Interest income		4		53		228		399
Foreign exchange loss (gain), net (Note 4)		(1,313)		(17,140)		470		(5)
Loss from monetary position		-		-		-		(3,477)
		(3,112)		(40,615)		(7,678)		(5,850)
Income before tax on income		3,276		42,785		172,016		132,673

Tax on income (Note 20)		2,936		38,342		45,251		41,554

Net income	US$	340	Ps	4,443	Ps	126,765	Ps	91,119

Net income corresponding to:
Controlled interest		4,471		58,386		126,720	Ps	91,098
Uncontrolled interest		(4,131)		(53,943)		45		21
	US$	340	Ps$	4,443	Ps	126,765	Ps	91,119
Net income per share	US$	0.0275	Ps$	0.3588	Ps	0.7790	Ps	0.5598

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

							Reserve for		Excess		Cumulative
							repurchase		in the		effect of		Effect from
	Capital		Retained		Cumulative effect		of		restatement		deferred		labor			Uncontrolled			Comprehensive
	stock		earnings		from conversion		shares		of capital		income tax		obligations			holding	Total		income

Balances as of December 31, 2006 (Note 19)	Ps	1,130,410	Ps	314,077	Ps	-		$43,837		$5,084		$(106,320)		$(310)		$667		$1,387,445		$434,748

Dividends paid		-		(71,934)				-		-		-		-		(8)		(71,942)		-

Reclassification of the excess in the restatement of shareholders' equity and from the cumulative effect of deferred income tax		-		(101,236)				-		(5,084)		106,320		-		-		-		-

Effect from the additional liability from labor obligations		-		-				-		-		-		(597)		-		(597)		(597)

Reclassification from the effect of labor obligations in the shareholders' equity		-		(907)				-		-		-		907		-		-

Net income for the year		-		91,119				-		-		-		-		-		91,119		91,119

Uncontrolled interest		-		(21)				-		-		-		-		21		-		-

Balances as of December 31, 2007 (Note 19)		1,130,410		231,098		-		43,837		-		-		-		680		1,406,025		90,522

Dividends paid		-		(100,000)				-		-		-		-		-		(100,000)		-

Net income for the year		-		126,765				-		-		-		-		-		126,765		126,765

Uncontrolled interest		-		(45)				-		-		-		-		45		-		-

Balances as of December 31, 2008 (Note 19)		1,130,410		257,818		-		43,837		-		-		-		725		1,432,790		126,765
Dividends paid				(100,000)														(100,000)
Net income for the year				4,443														4,443		4,443
Effect of foreign currency translation						(183)												(183)
Uncontrolled holding																		-
In the year's result		-		53,943				-		-		-		-		(53,943)		-		-
Contribution of minority Shareholders																19,429		19,429
Balances as of December 31, 2009 (Note 19)	Ps	1,130,410	Ps	216,204	Ps	(183)	Ps	43,837	Ps	-	Ps	-	Ps	-	Ps	(33,789)	Ps	1,356,479	Ps	4,443

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

	2009		2008
OPERATING ACTIVITIES:
Income before tax on income:	Ps	42,785	Ps	172,016

Adjustments to reconcile income before taxes on income to net cash provided by operating activities:
Depreciation and amortization		26,024		31,720
Deferred income tax		(5,307)		16,652
Pension plan Expense		5,595		1,671
Interest expense		23,528		8,376
Other items		1,944		(348)
		94,569		230,087

Decrease (Increase) in accounts receivable and others		39,742		(145,659)
Increase advance lease payments		(117,528)		-
Decrease in suppliers		40,290		17,178
Tax on income paid		(21,148)		(31,988)

		(58,644)		(160,469)
Net cash used in operating activities		35,925		69,618

INVESTING ACTIVITIES:
Contribution of minority shareholders		19,429		-
Effect of foreign currency translation		(183)		-
Acquisition of properties and equipment		(21,064)		(35,199)

Net cash used in investing activities		(1,818)		(35,199)

Excess cash to be applied in financing activities

FINANCING ACTIVITIES:
Proceeds from loan obtained		200,000		-
Loan payments		(30,000)		-
Interest paid		(21,624)		(8,376)
Dividends paid		(100,000)		(100,000)
Net cash provided by (used in) financing activities		48,376		(108,376)

CASH AND CASH EQUIVALENTS:
Increase for the year		82,483		(73,957)

Balance at the beginning of the year		93,054		167,011

Balance at the end of the year	Ps	175,537	Ps	93,054

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2007

(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars)

	2007
OPERATIONS:

Net income for the year	Ps	91,119

Charges (credits) to results no requiring (provided) the outlay of cash:

Depreciation and amortization		33,687
Deferred income tax		(4,259)
Labor obligations		3,302
Effect from the valuation of properties		881
		124,730

Net change in accounts receivable, accounts payable, and other assets		28,759

Resources provided by operations		153,489

FINANCING:

Dividends paid		(71,942)

Resources used in financing activities		(71,942)

INVESTMENT:

Goodwill		(129)

Deferred charges		(1,978)

Excluding the recognition of the effects from inflation:
Equipment		(14,341)
Investment security deposits		171
Resources used in investment activities		(16,277)

Increase in cash and temporary investments		65,270

Cash and equivalents at the beginning of the year		101,741

Cash and equivalents at the end of the year		167,011

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEARS ENDED
DECEMBER 31, 2009, 2008 AND 2007
(The  amounts with the symbol “Ps” are expressed in thousands of Mexican pesos and the amounts with the symbol “US$” are expressed
in thousands of U.S. dollars.)

NOTE 1 - LINE OF BUSINESS AND COMPOSITION OF THE COMPANIES:

Grupo Radio Centro, S.A.B. de C.V. was incorporated on June 8, 1971.  Grupo Radio Centro, S.A.B. de C.V. and its subsidiary companies are collectively referred to in the notes to the financial statements as “Grupo Radio Centro” or “the Company”.

Grupo Radio Centro is a Mexican commercial broadcasting company whose principal line of business is the production and radio broadcasting of musical programs, news, interviews and special events. Its revenues are derived primarily from the sale of commercial airtime to advertising agencies and businesses. The Company also operates a radio network in Mexico under the trade name OIR (Organización Impulsora de Radio).

Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following companies held during the years indicated below:

Companies:	2009	2008	2007

Radio stations:

XEQR, S.A. de C.V.	X	X	X
XERC, S.A. de C.V.	X	X	X
XEEST, S.A. de C.V. (a)	X	X	X
XEQR-FM, S.A. de C.V.	X	X	X
XERC-FM, S.A. de C.V.	X	X	X
XEJP-FM, S.A. de C.V.	X	X	X
XEDKR-AM, S.A. de C.V.	X	X	X
XESTN – AM	X	X	X
Radio Red, S.A. de C.V.	X	X	X
Radio Red-FM, S.A. de C.V.	X	X	X
Estación Alfa, S.A. de C.V.	X	X	X
Emisora 1150, S.A. de C.V. (formerly XECMQ)	X	X	X
Radio Sistema Mexicano, S.A.	X	X	X
Grupo Radio Centro LA, LLC (b)	X	-	-

Companies:	2009	2008	2007

Marketing companies:

Grupo Radio Centro, S.A.B. de C.V.	X	X	X
GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	X	X	X
GRC Publicidad, S.A. de C.V. (c)	-	X	X
GRC Comunicaciones, S.A. de C.V. (d)	X	X
GRC Medios, S.A. de C.V. (c)	-	X	X
Radio Centro Publicidad, S.A. de C.V. (c)	-	X	X

Service companies:

Promotora Técnica de Servicios Profesionales, S.A. de C.V.	X	X	X
Publicidad y Promociones Internacionales, S.A. de C.V.	X	X	X
Promo Red, S.A. de C.V.	X	X	X
To2 México, S.A. de C.V.	X	X	X

Real estate companies:

Universal de Muebles e Inmuebles, S.A. de C.V.	X	X	X
Inmobiliaria Radio Centro S.A. de C.V.	X	X	X

Sub-holding companies:

Desarrollos Empresariales, S.A. de C.V.	X	X	X
Radiodifusión Red, S.A. de C.V.	X	X	X
Enlaces Troncales, S.A. de C.V.	X	X	X

Non-operating companies:

Música, Música, Música, S.A. de C.V.	X	X	X
Promotora de Éxitos, S.A. de C.V.	X	X	X
Producciones Artísticas Internacionales, S.A. de C.V.	X	X	X

a)	Radio station managed and operated by Comercializadora Siete de México, S.A. de C.V.

b)	Grupo Radio Centro LA, LLC

Grupo Radio Centro LA, LLC, a wholly-owned subsidiary of the Company, was incorporated on March 13, 2009 (“GRC-LA”) in accordance with the laws of the state of Delaware in the United States of America formed to provide programming  on KXOS-FM radio pursuant to the local marketing agreement with Emmis Communications Corporation. The main activity of GRC-LA is the operation of the radio station with the call letters KXOS-FM (formerly, KMVN-FM) that operates on a frequency of 93.9 FM in Los Angeles, California (see Note 10).

As of December 31, 2009, GRC owned 51% of GRC-LA and the remaining 49% belonged to the Aguirre family, the majority shareholder of the Company.  On February 26, 2010, the Company acquired the equity interest owned by the Aguirre family pursuant to a capital reduction and is the sole shareholder of GRC-LA. See Note 26 for further explanation.

c)	Merger between subsidiary companies

At the April 22, 2009 General Shareholders’ Meeting, the shareholders approved the merger of GRC Medios, S.A. de C.V., Radio Centro Publicidad, S.A. de C.V. and GRC Publicidad, S.A. de C.V. into GRC Comunicaciones, S.A. de C.V., the surviving company.  This merger went into effect as of March 31, 2009.

d)	Subsidiary as of January 9, 2007

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

The marketing companies of Grupo Radio Centro are responsible for the programming and sale of commercial airtime for broadcast by the Company’s radio stations in Mexico City, the metropolitan area, and the interior of the country.

The Company’s service companies provide commercial, technical and administrative services to the companies comprising Grupo Radio Centro.

The Company’s real estate companies own the land and buildings where the transmission facilities of the Company’s radio stations and its commercial companies are located, including the building where the headquarter offices and studios of Grupo Radio Centro are located.

The Company’s non-operating companies were incorporated for the purpose of developing new investment projects.

NOTE 2    BASIS OF CONSOLIDATION

The consolidated financial statements include the financial information of the companies mentioned in Note 1.  The consolidated financial statements have been prepared to present the financial position as of December 31, 2009 and 2008 and the consolidated statements of income and the consolidated changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, the consolidated statement of cash flows for the years ended December 31, 2009 and 2008, and the consolidated changes in financial position for the year ended December 31, 2007 of the companies of Grupo Radio Centro and its subsidiary companies. All intercompany balances and transactions have been eliminated in consolidation.

The US dollar amounts (denoted by the symbol “US$”) shown in the 2009 financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps13.0576/US$ 1.00, the buying rate of Mexican pesos on December 31, 2009, as published by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

NOTE 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS). MFRS require Company management, by applying professional judgment, to make certain estimates and to use certain assumptions in order to determine the valuation of some of the items included in its financial statements. Even though the estimates and assumptions used may differ from the final result, Company management considers that the estimates and assumptions used are adequate under the circumstances and as of the date of issue of these financial statements.

The principal accounting policies followed by Grupo Radio Centro in the preparation of its financial statements, which are in compliance with MFRS, are summarized below:

a.	Basis of presentation and disclosure:

1.	Recognition of the effects of inflation on the consolidated financial statements:

Upon adoption of MFRS B-10, which became effective on January 1, 2008, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.  Although the economic environment in 2007 qualified as being non-inflationary, the previous Bulletin B-10 was still effective.

We have not restated financial statements for prior periods; therefore, financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.

2.	Translation of the financial statements of the foreign subsidiary company:

The financial statements of GRC-LA, which is located and operated in the United States, were translated to Mexican pesos by applying the guidelines of MFRS B-15.

All the assets and liabilities of GRC-LA are translated to Mexican pesos at the prevailing exchange rate at year-end. Shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the average weighted exchange rate for the month in which the corresponding operations were conducted.

3.	Classification of expenses by function:

Expenses are presented based on function, which allows a distinction between operating broadcast expenses and corporate general and administrative expenses.

4.	Operating income:

Operating income is calculated by deducting operational and broadcasting expenses, general corporate and administrative expenses, and depreciation and amortization from broadcasting revenues.

5.	Comprehensive income:

For the year ended December 31, 2007, the comprehensive income presented in the consolidated statement of changes in shareholders’ equity is the result of the Company’s total performance during the period and is represented by the year’s net profit plus the adjustment of the additional liability from retirement payments, which in compliance with MFRS, is charged directly to shareholders’ equity.

b.	Adoption of new MFRS:

Following is a discussion of the new MFRS accounting pronouncements adopted by the Company that became effective on January 1, 2009:

1.
MFRS B-7, Business acquisitions. This MFRS requires the method of purchase  accounting to be used in the acquisition of businesses and stipulates concepts such as the definition of an acquirer and guidelines to determine if an acquired entity  is classified as a business. Moreover, it provides guidelines on the fair value recognition of assets and liabilities, the accounting treatment of goodwill, and the proper financial statement disclosures. The adoption of this MFRS had no impact on the consolidated financial statements for the year ended December 31, 2009.

2.
MFRS B-8, Consolidated and combined financial statements. This MFRS substitutes Bulletin B-8. It includes certain stipulations on investment and control concepts and permits the non-consolidation of sub-holding companies. The adoption of this MFRS had no impact on the Company’s consolidated financial statements for the year ended December 31, 2009.

3.
MFRS C-7, Investments in associated companies and other permanent investments. This MFRS establishes the accounting treatment applicable to permanent investments in associated companies and other permanent investments. Among other things, it establishes that the recognition of losses are expensed up to the amount of the original investment, except when the holding company has incurred labor obligations on behalf of the associated company, in which case the respective liability will be recognized. The adoption of this MFRS had no impact on the Company’s consolidated financial statements for the year ended December 31, 2009.

4.
MFRS C-8, Intangible assets. This MFRS substitutes Bulletin C-8. It a) eliminates the requirement to specify how intangible assets are used for the production or supplying of goods or the rendering of services or for administrative purposes; and eliminates the assumption that the useful life of an intangible asset may not exceed a period of twenty years; b) recognizes non-monetary assets as intangible assets; subsequent reimbursements on a research and development project in the process of being acquired, are recognized i) as an expenditure when they are accrued if they are a part of the research stage; or ii) as an intangible asset if they meet criteria to be recognized as such when research expenses are accrued c) It is specified that the expected economic profits coming from an intangible asset may be present in the income on sales of products or rendered services, cost savings or profits as a result of using the asset by the entity, such as a growth in the productivity, and d) completes the treatment must been given to the provisions of intangible assets, both by selling, retirement or exchange The adoption of this MFRS had no impact on the Company’s consolidated financial statements for the year ended December 31, 2009.

c.	Recognition of the effects from inflation:

As a result of the adoption of the MFRS B-10, the Company ceased to recognize the effects from inflation on its financial information as of January 1, 2008. Through December 31, 2007, the Company recognized the effects of inflation according to then-applicable accounting guidelines.  This recognition resulted mainly in earnings or losses from inflation on non-monetary and monetary items.

The percentages of inflation for the years ended December 31, 2009 and 2008 were 3.57% and 6.52%, respectively.

d.	Investments available on demand:

Investments available on demand are valued at cost plus accrued yields, which do not exceed market value.

e.	Property and equipment:

Property and equipment are booked at acquisition cost. Balances from acquisitions made through December 31, 2007 are adjusted for the effects of inflation and restated by applying National Consumer Price Index (NCPI) factors up to that date. Depreciation is calculated by applying the straight-line method based on the remaining useful lives of assets, determined by the Company, using the depreciation rates mentioned in Note 12.

During 2009, 2008 and 2007, the Company recognized an increase (decrease) in the realizable value of temporarily idle properties in the amount of Ps. 504, Ps. 901 and (Ps. 881), respectively, whose effect was applied to the year’s results (see Note 21).

f.	Excess cost over the net book value of subsidiaries:

The excess of the cost over the net value of a subsidiary (goodwill) represented the excess of the purchase price of the acquired subsidiary companies over the reasonable value of its net assets. Through 2007, the remainder balance of the goodwill was restated by using factors from the NCPI. This account is subject to impairment tests. As of December 31, 2009, 2008, and 2007, there was no indication of impairment.

g.	Installation expenses, licenses and patents:

Installation expenses are booked at acquisition cost. Balances from sales made up to December 31, 2007 are restated by applying factors from the NCPI. Amortization is calculated on the straight-line method at a 5% annual rate (Note 13). Software licenses are recorded at acquisition cost and amortized according to their duration.

h.	Tax on earnings:

Income tax (ISR) and the flat rate business tax (IETU) are booked in the year’s results from operations in which they are  incurred. Deferred tax assets  are determined based on financial projections, on which it is established whether the Company will  incur ISR or IETU by recognizing the deferred tax that corresponds to the tax that it will pay. The deferred tax is recognized by applying the respective tax rate to timing differences that result from the comparison made between book and tax balances of the assets and liabilities and, if necessary, the benefits from tax loss carryforwards and tax credits are included. The deferred tax asset is recorded only when there is a high probability it will be recovered.

i.	Employee profit sharing (PTU):

The PTU is booked in the results from operations in the year in which it is incurred and is classified in “other income and expenses” in the accompanying consolidated statements of income. The deferred PTU is determined from timing differences that result in 2009 from the comparison of book and tax balances of assets and liabilities and, in 2008 from the comparison from book income and taxable income that is recognized only when the liquidation of a liability or the generation of a benefit is probable and when there is no indication that the situation is going to change in a way that the liability or the benefit will not be realized.

j.	Advances from clients:

Advances from clients correspond to deposits for future broadcasting services and are recognized as income when the corresponding airtime is broadcast. The advances are considered income for tax purposes as of the date on which they are received.

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

Termination benefits - The liability from seniority premiums, post-retirement benefits, and severance payments from termination of employment are recorded as incurred, which is calculated by independent actuaries based on the projected individual credit method by using nominal interest rates in 2009 and 2008 and real interest rates in 2007. Therefore, the liability is being recognized at current value and it is estimated it will cover the obligations of these benefits as of the estimated retirement date of all employees that work at the Company (see actuarial estimates in Note 18).

Retirement benefits - Payments, based on seniority to which employees may be entitled in the event of retirement from the Company or death, are recorded in results of the year when they are due, according to the Mexican Federal Labor Law.

l.	Earnings per share:

Basic earnings per common share are calculated by dividing the net consolidated income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the net consolidated income and common shares under the assumption that the entities commitments will be realized in order to issue or exchange its own shares. For the years ended December 31, 2009, 2008 and 2007, there were no diluted earnings per share.

m.	Comprehensive result of financing (Resultado Integral de Financiamiento - RIF):

Comprehensive result of financing included interest and foreign exchange differences. It also included the effects of inflation through December 31, 2007. The RIF that resulted directly from qualifying assets must be capitalized by forming part of the investment cost of the assets. The elements that make up the compoundable RIF from funding directly affect the amount invested in the acquisition of qualifying assets and, accordingly, form part of the acquisition cost of the assets.

n.	Transactions in foreign currency:

Transactions in foreign currency are booked at the foreign exchange rate prevailing as of the date they are incurred. Assets and liabilities are restated at the exchange rate as of the balance sheet date. The resulting exchange differences from foreign exchange fluctuations between the date the transactions are incurred and the settlement or valuation date are recorded in results of operations (see Note 4).

o.	Revenue recognition:

Income is recognized when the corresponding airtime is broadcast.

p.	Barter transactions:

Grupo Radio Centro, from time to time, receives products and services in exchange for advertising airtime. Advertising airtime is recognized when the advertising is aired and the cost when the goods and services are used. Company management estimates that the value of these transactions does not exceed market value.

q.	Provisions:

Liabilities from provisions are recognized when (i) there is a current obligation (legal or assumed) that results from a past event, (ii) the use of economic resources is probable for the settlement of the obligation, and (iii) the obligation may be estimated.

Provisions from contingent liabilities are recognized only when the use of resources is probable for their discharge. Further, the commitments may only be recognized when a loss is generated.

r.	Concentration of risk – Broadcasting revenue:

The Company’s principal source of revenue is generated by broadcasting advertising and promotions for its customers. Although the Company has several large customer accounts, none comprised more than 10% of the Company’s total broadcasting revenue in 2009, 2008, and 2007 or of the trade receivable balance as of December 31, 2009 and 2008.

s.	Repurchase of shares:

In accordance with Mexico’s current Stock Market Law, the Company has created a capital reserve from retained earnings, called “Reserve for Repurchase of Shares”, to strengthen the offer and demand of its shares in the stock market. Shares temporarily acquired by the Company that are withdrawn from the market are considered treasury shares. Should these shares not be offered anew to the investing public within one year, they must be canceled, thus resulting in a reduction of capital stock.

t.	Impairment of long-lived assets:

The Company tests the value of its goodwill in order to recognize a reduction in its book value when events or changes indicate that the recorded book value of these assets might not be recovered. To test for impairment, the Company compares the cash flows discounted to present value that it estimates that the asset could generate in the future, against book value. If the Company determines that the value of the asset has been impaired, the reduction in the value is recognized in the year’s results from operations.

u.	Reclassifications:

In compliance with MFRS, certain amounts in the 2007 consolidated financial statements originally issued have been reclassified to conform with the presentation of the 2009 and 2008 consolidated financial statements.

v.	New accounting pronouncement – Subsequent event:

The guidelines contained in the following MFRS, issued by the CINIF, become effective January 1, 2010  The Company considers that the adoption of these MFRS will not have significant effects on the financial information presented in the consolidated financial statements and their respective notes. The most relevant changes are as follows:

As of January 1, 2010, the following MFRS take effect:

1.
MFRS C-1, Cash – This MFRS was issued to replace Bulletin C-1.  The purpose of this MFRS is to establish guidelines for the valuation, presentation and disclosure of items comprising the cash and cash equivalents caption in the statement of financial position.  MFRS C-1 establishes that restricted cash is to be presented in the cash and cash equivalents caption in the statement of financial position (under the former Bulletin C-1 it was shown separately) and substitutes the term “short-term demand investments” for “liquid demand investments”, which, among other characteristics, must be readily convertible to cash and have maturities of no more than three months. MFRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realization value, nominal value and fair value.

As of January 1, 2011, the following MFRS become effective:

2.
MFRS B-5, Financial information from segments – MFRS B-5 will replace Bulletin B-5.  It establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments.  The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.  The principal changes that MFRS B-5 establishes compared to Bulletin B-5 are: a) the Company must disclose information used for the performance evaluation of operating segments and not the economic segments from geographic areas or from similar client groups; b) MFRS B-5 does not require different areas of the business to be subject to different risks to qualify as an operating segment; c) the business areas in the preoperative stage may be categorized as operational segments; d) MFRS B-5 requires the separate disclosure of revenues and expenses or net interest revenues; e) MFRS B-5 requires the disclosure of the amounts of the liabilities; f) the Company must disclose its information as a whole on products or services, geographic areas, and principal customers, provided that this is not included in the segment disclosure and is only required for entities that trade on the stock market or are in the process of trading. For all other entities, this disclosure is optional.

3.
MFRS B-9, Financial information at interim dates – The financial information at interim dates must contain condensed statements of: a) financial position; b) income  from  operations; c) if applicable, changes in shareholders’ equity; d) cash flows; and e) the notes to the financial statements with selected disclosures. The information must be compared to the same information from the immediately prior year. Additionally, in the case of financial position, the information presented must correspond to the close of the immediately preceding year.

NOTE 4    ASSETS AND LIABILITIES IN U.S. DOLLARS

The consolidated balance sheets as of December 31, 2009 and 2008 include the following assets and liabilities in thousands of US dollars, valued at the closing year-end foreign exchange rates of Ps13.0576/US$1.00 and Ps13.8320/US$1.00, respectively:

	2009		2008
Cash	US$	562	US$	162
Liabilities		(31)		(30)
Net asset (liability) position	US$	531	US$	132

As of February 19, 2010, the foreign exchange rate was Ps 12.8442/US$1.00.

The net book value of the Company’s property and equipment denominated in U.S. dollars as of December 31, 2009 and 2008 was as follows:

	2009		2008
Plant equipment	US$	1,731	US$	1,565
Studio equipment		1,391		1,386
Helicopters		504		504
Others		455		455
	US$	4,081	US$	3,910

NOTE 5    CASH AND CASH EQUIVALENTS AND LIQUID DEMAND INVESTMENTS

As of December 31, this  caption was as follows:

	2009		2008
Cash and cash equivalents	Ps	29,248	Ps	6,081
Liquid demand investments		146,289		86,973
	Ps	175,537	Ps	93,054

The available investments payable on demand as of December 31, 2009 and 2008 consisted primarily of fixed rate deposits with maturity dates of less than 90 days. The Company invests its temporary excess cash in these types of deposits.

NOTE 6    RELATED PARTIES

In the normal course of business, the Company purchases from, and sells broadcast time or programming services to, various other companies that are related parties. These purchases and sales are recorded at rates not materially different from those charged to non-related entities for these types of services.

The Company also purchases assets or services from these related parties. The Company believes that the costs of such assets or services do not exceed the prices that could be obtained from unrelated entities.

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

During the years ended December 31, 2009, 2008, and 2007, the Company conducted the following transactions with related parties:

	2009	2008	2007
Income:
Sale of airtime and services	78	50	43
Sale of equipment	1,606	668	554

Sundry income from shareholders(a)	3,466	3,083	1,659
Expenses:
Purchase of airtime and services received	(814)	(1,597)	(869)

Commissions paid and other services (b)	(13,702)	(8,347)	(13,755)
(a)
During the years ended 2009, 2008, and 2007, Company shareholders made personal use of goods and services that the Company acquired in barter transactions and for which they paid the Company Ps 3,466, Ps3,083, and Ps1,659, respectively.

(b)
On January 5, 2000, the Company entered into a contract with an entity owned by Francisco Aguirre Gómez, the president and a shareholder of the Company. This entity provides promotional services to the Company. As of December 31, 2009, 2008, and 2007, the Company incurred expenses for the services under this contract totaling Ps4,009, Ps3,330 and Ps3,604, respectively.

In addition to their ownership interest in the Company, as of December 31, 2009 and 2008, members of the Aguirre family owned or controlled 11 of the 108 affiliated companies in the network serviced by OIR. In the years ended December 31, 2009, 2008, and 2007, the stations owned or controlled by members of the Aguirre family accounted for approximately 9%, 12%, and 13.7% of OIR revenue (approximately 0.3%, 0.3% and 0.4%, respectively, of the Company’s total broadcasting revenue), respectively. GRUPO RADIO CENTRO has provided administrative and other services to such family-owned stations in the OIR network and, under certain circumstances, has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

NOTE 7     OTHER RECEIVABLES

At December 31, the balances in other receivables consisted of the following:

	2009		2008
Officers and employees	Ps	3,189	Ps	1,929
Others (1)		3,674		4,296
	Ps	6,863	Ps	6,225

(1)	As of December 31, 2009 and 2008, this amount includes Ps2,441 and Ps2,271 respectively for accounts receivable from shareholders for the use of the Company’s goods and services (see Note 6a).

NOTE 8     ADVANCE PAYMENTS

As of December 31, this balance  consisted of the follows:

	2009		2008
Advance short-term lease payments (see Note 10)	Ps	91,617	Ps	-
Committee fees		21,715		22,231
Insurance to be amortized		4,076		8,685
Others		588		7,500
	Ps	117,996	Ps	38,179

Advance lease-term lease payments (see Note 10)	Ps	26,662	Ps	-

NOTE 9     SERVICE AGREEMENTS

In order to manage the operations of XHFO-FM, S.A. de C.V. (the “Station”), Desarrollos Empresariales, S.A. de C.V. (“DESA”), a wholly-owned subsidiary of the Company entered into a Service Agreement on October 2, 1995 (the “Agreement”) with the Station and with Comercializadora Siete de México, S.A. de C.V. (“Comercializadora”).  Under the terms of the Agreement, DESA was granted the right to sell the Station’s airtime in exchange for providing operating and administrative services to Comercializadora and to the Station.

On December 30, 1998, a rights-ceding contract was signed in which the Company replaced DESA, in order to continue the operation of the Station. Beginning in January 1999, various amendments were entered into, the last of which was entered into on September 7, 2004 and effective on January 3, 2005 for a term of 48 months expiring on January 2, 2009. Under the amendment, the Company is entitled to a monthly fee equal to the income minus US$ 284 during the period of the agreement. Additionally, guarantee deposits made pursuant to the original contract and the amendments were eliminated.  For the years ended December 31, 2009, 2008 and 2007 the charge to the income statement amounted to Ps 46,475, Ps. 43,766 and Ps 39,961, respectively.

On October 16, 2008, a fourth amendment was signed that will be in effect from January 3, 2009 to January 2, 2014.

NOTE 10   AGREEMENT WITH EMMIS COMMUNICATIONS CORPORATION

The following agreements were  entered into on April 3, 2009:

a)
In connection with the Company’s investment in a 51% of GRC-LA, as described in Note 1.b, the Company entered into a local programming and marketing agreement (LMA), which includes the right to use the broadcasting license and equipment, with certain subsidiaries of Emmis Communications Corporation, a U.S. radio broadcasting company.  Under the LMA, the Company has agreed to provide programming to and sell advertising time on, KXOS-FM, a radio broadcasting station in Los Angeles, California, for up to seven years.  The Company will pay Emmis U.S.$ 7 million per year, plus expenses incurred by Emmis with respect to the station.  On April 7, 2009, the Company advanced U.S.$14 million (approximately Ps.200 million) as prepayment for the first two years of fees under the local marketing agreement. The unamortized balance of the prepayment at December 31, 2009 of $9,000 (Ps117,528) is classified in Advanced Payments in the accompanying balance sheet.

The Company financed the prepayment with a bank loan in an aggregate principal amount of Ps. 200 million. The bank loan accrued interest at an annual rate of 13% through March 18, 2010 and now accrues interest at an annual rate of 9.5%. The Company is required to repay the outstanding principal amount of the loan over five years in 20 quarterly installments beginning June 1, 2009 and make quarterly interest payments.  The final payment date is March 1, 2014.

b)
As part the LMA agreement the Company entered into a seven-year call and put option agreement (Option Agreement) with Emmis to purchase the assets of KXOS-FM.  Pursuant to the Option Agreement, the Company is entitled to exercise its call option to purchase the KXOS-FM station assets at any time during its seven-year term, and Emmis is entitled to require the Company to purchase the station’s assets during the seventh year of the term.  If, at the time of the exercise of the call or put, the Company is not qualified under U.S. law to own a U.S. radio station, the Company must assign the Option Agreement to a qualified third party.  The purchase price under the Option Agreement is U.S. $110 million.

c)
In connection with the two agreements mentioned in paragraphs (a) and (b) above, a Pledge Agreement and a Security Agreement were signed by Emmis in favor of the Company and GRC-LA. These agreements grant guarantees and collateral pledges of all the fixed assets of Emmis that are used or held for use in the operation of the station, for compliance with the aforementioned agreements.

NOTE 11   INFORED PRODUCTION CONTRACT

On December 23, 1998, in order to continue collaborating in the production of radio shows and to establish two new joint ventures, the Company signed a new contract with INFORED, the producer at that time of the Monitor news and talk-show, and Mr. Gutiérrez Vivó, Monitor’s host at that time. Pursuant to the contract, Mr. Gutiérrez Vivó and INFORED would provide the Company with production services news and special-event radio shows until June 30, 2015. The Company committed to air these programs on XERED-AM and XHRED-FM and affiliated radio stations.

The Production Contract, in addition to requiring the Company to continue paying INFORED for the cost of producing its shows, required the Company to pay INFORED an aggregate amount of approximately US$ 15,400 and Ps 4,003 (historical amount). Of this amount, US$ 4,400 and Ps 4,003 was paid upon signing the Production Contract, US$ 4,000 was paid on January 31, 1999, and US$ 7,000 was paid in eleven equal monthly payments starting February 28, 1999. The aggregate amount of these advance payments is being amortized in equal monthly amounts through June 2015. The Company also transferred to Mr. Gutiérrez Vivó two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value.

On May 7, 2002, Mr. Gutiérrez Vivó and Infored notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract entered into on December 23, 1998 and damages for alleged breach of contract, reimbursement of expenses and costs of the litigation.

On March 1, 2004 the International Chamber of Commerce (“ICC”) notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by INFORED and Mr. Gutiérrez Vivó. By a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with INFORED and Mr. Gutiérrez Vivó. As a result, the agreement was rescinded and INFORED and Mr. Gutiérrez Vivó together were awarded Ps277,112 (US$21,797), in damages , which represented the amount that the Company would have been required to pay under the contract, after taking into account prepayments made by the Company. Accordingly, the Company recorded a contingent liability for Ps 277,112 and the prepayment amount under the agreement, which as of December 31, 2003 was Ps 122,719 (Ps 104,572 historical amount), was written off. The total amount of the award amounted to Ps 399,831, which was recorded in the consolidated statement of income for the year ended December 31, 2003 as an extraordinary item.

The Company has discontinued the production of the news program produced by INFORED and conducted by Mr. Gutiérrez Vivó and has produced the program Monitor on its own.

On August 6, 2004, the Company challenged the validity of the arbitration award before the Mexican courts and brought a proceeding to nullify the arbitration award. On November 10, 2004, a Mexican judge set aside the arbitration award issued by the ICC.

On December 3, 2004, Mr. Gutiérrez Vivó and INFORED initiated an amparo proceeding to contest this ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. The court ruled in favor of INFORED and Mr. Gutiérrez Vivó on August 10, 2005. GRUPO RADIO CENTRO filed an appeal for review of this decision, which was suspended on February 15, 2006 since INFORED and Mr. Gutiérrez Vivó requested the National Supreme Court to exercise its right to appeal from a majority of votes against the decision. The official publication of the ruling is expected so that it is returned to the Thirteenth Associate Civil Court of the First Circuit and the ruling of appeal filed by GRUPO RADIO CENTRO is issued.

On June 8, 2006, a Mexican court nullified and rejected the international arbitration award in Mexico. As a result, the Company wrote off the provision of Ps 263,523 it had booked through December 31, 2005 and recorded the resulting gain as a special item in the statement of income for the year ended December 31, 2006. However, in compliance with the MFRS B-3, this item is presented as an extraordinary item. INFORED and Mr. Gutiérrez Vivó filed an appeal against this ruling.

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

In August 2008, the Company challenged the arbitration award as unconstitutional in an amparo filed with District Judge 6 of Civil Matters.  District Judge 6 dismissed the amparo based on procedural grounds.  The Company challenged this action before the Thirteenth Circuit Court, and in February 2009, that court ruled the Company’s amparo was admissible and remanded it to District Judge 6 of Civil Matters.  In April 2009, District Judge 6 of Civil Matters granted the Company’s amparo, in part, but dismissed the amparo with respect to the Company’s challenge of the constitutionality of certain provisions of the Mexican commercial code.  The Company then appealed this dismissal to the Thirteenth Circuit Court, in July 2009, which in turn referred the constitutional question to the Mexican Supreme Court.  The Mexican Supreme Court accepted the constitutional matter for review in October 2009, and their decision regarding the constitutional question is pending.

The Company plans to continue to challenge the validity of the arbitration award in the Mexican courts.  If the Company is ultimately unsuccessful in challenging the enforcement of the arbitration award in Mexico, it will be required to finance any amounts due.

In addition, in 2008, Mr. Gutiérrez Vivó and Infored initiated additional claims against the Company for alleged violations of labor law in connection with the Infored Agreement.  In 2009, Mr. Gutiérrez Vivó and Infored initiated a civil law suit against the Company and individual members of the Aguirre family, seeking consequential damages in an amount of approximately Ps. 9.46 billion arising out of the Company’s alleged wrongful failure to pay the arbitration award.  The Company’s management believes that these claims will be resolved in favor of the Company.

NOTE 12   PROPERTY AND EQUIPMENT

At December 31, the balances in property and equipment consisted of the following:

	2009		2008		Annual depreciation rate
Buildings	Ps	345,710	Ps	345,693	2.22%
Broadcasting equipment		139,495		137,141	11.87%
Studio equipment		141,238		139,824	15.94%
Office furniture and computer equipment		41,958		41,055	16.48%
Computer equipment		56,767		55,451	32.22%
Transportation equipment		31,537		35,599	28.30%
Helicopters		21,317		15,979	18.18%
Leasehold improvements		23,608		17,107	5.00%
		801,630		787,849
Minus – accumulated depreciation		(529,763)		(513,895)
Subtotal		271,867		273,954
Buildings held for sale net		34,815		35,132
Land		149,333		149,333
Equipment-in-transit		3,926		6,615
	Ps	459,941	Ps	465,034

Inmobiliaria Radio Centro, S.A. de C.V. is the owner of the building in which the main executive offices and studios of the Company are located. It also leases a part of the building. Rental income from Maxcom, S.A. de C.V. for 2009, 2008, and 2007, amounted to Ps280, Ps261 and Ps254, respectively.

During 2009, 2008, and 2007, the Company reviewed the net realizable value of temporarily unoccupied buildings and determined an increase (decrease) in their book values for Ps504, Ps901, and (Ps881), respectively.

NOTE 13   DEFERRED CHARGES

At December 31,  deferred charges consisted of the following:

	2009		2008
Installation expenses	Ps	10,307	Ps	10,307
Licenses and patents		6,213		6,213
		16,520		16,520
Less accumulated amortization		(13,481)		(11,670)
	Ps	3,039	Ps	4,850

NOTE 14   EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES

On May 12, 1995 and January 9, 1996, the Company acquired 33% and 67%, respectively, of the outstanding shares of RADIODIFUSION RED. The acquisition resulted in an excess of cost over book value amounting to Ps498,874 (Ps146,308 historical amount) and Ps872,947 (Ps313,101 historical amount), respectively. On September 30, 2001, the Company sold these shares to DESA, one of its subsidiaries.

On December 31, 2001, the Company acquired Radio Sistema Mexicano, S.A. de C.V., which resulted in an excess cost over book value amounting to Ps. 58,742.

On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V. and Palco Deportivo México, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On October 2, 2001, Servicios Corporativos Palco, S.A. de C.V. merged with Promo Red, S.A. de C.V. This acquisition generated an excess cost over book value amounting to Ps. 51,737 (Ps38,715 historical amount).

On November, 30, 2005 the Company acquired a 100% holding of GRC Radiodifusión, S.A. de C.V. (formerly Aerocer, S.A.), whose business activity is leasing air and ground equipment to GRUPO RADIO CENTRO. This acquisition generated an excess cost of 100% of the entity acquired over the net value of the assets acquired and debt assumed from Aerocer, S.A. amounting to Ps8,349.

Through December 31, 2004, the excess cost of the determined net book value in the above mentioned acquisitions, was amortized over 20 years as of the acquisition date. As of January 1, 2005, the excess cost is subject to annual impairment testing in compliance with the MFRS Bulletin C-15.

As of December 31, 2009 and 2008, goodwill recorded in the amount of Ps828,863 presented no impairment and consisted of the following:

Resulting from the acquisition of:	Amount
Radiodifusión Red	Ps	744,869
Radio Sistema Mexicano, S.A.		37,927
Enlaces Troncales, S.A. de C.V.		35,321
GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)		8,350
Others		2,396
Total	Ps	828,863

NOTE 15  NOTES PAYABLE

At December 31, 2009, notes payable consisted of the following:

	2009
On May 16, 2006, the Company signed a bank loan agreement for US$21,000. On March 26, 2009, the Company drew down on the loan in the amount of Ps 200,000 (US$ 14,000) to finance the prepayment of fees under the LMA described in Note 10.  The Company signed a promissory note in Mexican pesos that accrued interest on the unpaid balance of the loan at an annual interest rate of 13% through March 18, 2010 and now accrues interest at an annual rate of 9.5% for each interest period. The Company is required to repay the outstanding principal amount of the loan over five years in 20 quarterly installments beginning June 1, 2009 and make quarterly interest payments.  The final payment date is March 1, 2014. Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V., GRC Medios, S.A. de C.V., and GRC Comunicaciones S.A. de C.V. are jointly and severally liable for this loan. The affiliated companies Desarrollos Empresariales S.A. de C.V., Radiodifusión Red S.A. de C.V., Inmobiliaria Radio Centro, S.A. de C.V., and Universal de Bienes Muebles e Inmuebles, S.A. de C.V. secured this loan.  See (a) and (b) below.
	Ps	170,000
Accrued interest payable		1,903
Total debt		171,903
Less short-term payments		(41,903)
Long-term payments payable, excluding short-term payments	Ps	130,000

(a)
Any obligations of Grupo Radio Centro S.A.B. de C.V. under the loan agreement are currently secured as follows: (1) a mortgage on the office building that is owned by Inmobiliaria Radio Centro S.A. de C.V. and (2) a mortgage on the following properties that are owned by Universal de Muebles e Inmuebles S.A. de C.V. - one home and four properties in different locations in the Federal District and the State of Mexico.

(b)
The credit facility contains restrictive covenants and covenants requiring us to maintain quarterly financial ratios (using terms defined in the credit facility).  The financial covenants include an interest coverage ratio of at least 2.5 to 1, a total debt to EBITDA ratio of no more than 3 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance of at least U.S.$ 1.75 million, and shareholders’ equity of at least Ps. 850 million. As of December 31, 2009, all covenants were complied with.

As mentioned in Note 26b, in the first quarter of 2010, a default on the covenant regarding fixed charges occurred. The bank granted the waiver on the event.

The annual payments of the long-term portion of the loan are as follows:

Year	Amount
2010	Ps	40,000
2011		40,000
2012		40,000
2013		40,000
2014		10,000
Total	Ps	170, 000

NOTE 16   SUPPLIERS AND OTHER ACCOUNTS PAYABLE

At December 31, this  caption consisted of the following:

	2009		2008
Media and service providers	Ps	76,342	Ps	56,867
Salaries and fees payable		3,754		8,197
Employee profit sharing payable		-		2,156
Others		4,134		168
Total	Ps	84,230	Ps	67,388

NOTE 17   INCOME TAXES AND OTHER TAXES PAYABLE

At December 31, this  caption consisted of the following:

	2009		2008
Taxes on wages and salaries	Ps	5,901	Ps	6,017
Value-added tax		24,349		11,123
Income tax		24,689		-
Other withholdings		1,556		1,719
	Ps	56,495	Ps	18,859

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

The actuarial calculations as of December 31, 2009 and 2008 are summarized below:

	2009
	Seniority premium		Pension plan		Severance payments		Total		2008

Changes in projected benefit liabilities	Ps	40,833	Ps	921	Ps	18,471	Ps	60,225	Ps	57,558
Service cost		2,027		134		683		2,844		2,610
Interest cost		2,549		188		852		3,589		3,118
Actuarial gain		(257)		97		(148)		(308)		(2,485)
Benefits paid		(43)		(91)		(345)		(479)		(525)
Net projected liability	Ps	45,109	Ps	1,249	Ps	19,513	Ps	65,871	Ps	60,276
Obligations from actual benefits	Ps	32,430	Ps	2,641	Ps	11,195	Ps	46,266	Ps	53,114
Total labor liability	Ps	45,109	Ps	1,249	Ps	19,513	Ps	65,871	Ps	60,276

Weighted average assumptions as of December 31,

	2009
	Seniority premium	Pension plan	Severance payments	2008

Discount rate (real rates)	8%	8%	8%	8%
Increase in compensation rates (real rates)	5.5%	5.5%	5.5%	0.80%
Amortization period of the transition liability	8.53 & 13.6 years	8.53 & 13.6 years	8.53 & 13.6 years	6.96 & 12.99 years

Components of net cost of benefits for the year

	2009
	Seniority premium		Pension plan		Severance payments		Total		2008

Labor cost	Ps	2,027	Ps	134	Ps	683	Ps	2,844	Ps	2,609
Financing cost		2,549		188		852		3,589		3,118
Amortization of prior year service cost		(257)		97		(148)		(308)		(2,484)
Net cost for the year	Ps	4,319	Ps	419	Ps	1,387	Ps	6,125	Ps	3,243

NOTE 19   SHAREHOLDERS’ EQUITY

The shareholders of the Company approved the following changes in the Company’s capital structure.

During 2009:

a)	Payment of dividends for Ps100,000.

b)
On December 16, 2009, the Company’s bylaws were amended to increase the Fixed authorized capital stock by Ps551,659, for a total of Ps1,611,621 of which Ps1,059,962 is Fixed capital stock, subscribed and paid, resulting in a total of 247,414,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,724,561 shares were outstanding and fully paid for and 84,690,207 shares were treasury shares. Shares of stock may be owned only by Mexican investors.

During 2008:

c)	Payment of dividends for Ps100,000.

During 2007:

d)	Payment of dividends for Ps100,000.

During 2006:

e)	Repurchase on the open market of 918,800 shares, which represent 0.564% of outstanding shares, for Ps9,117.

f)	Sale on the open market of 918,800 shares, which represent 0.564% of outstanding shares, for Ps0.459.

g)	Capital reimbursement of Ps120,096 (historical amount), with no cancellation of the respective shares.

h)	Increase of fixed capital stock with no new stock issues through the capitalization of restatement effects of the capital stock for Ps337,060.

After the aforementioned changes, as of December 31, 2009, Capital stock is represented by shares with no par value as follows:

	Number of shares
Authorized capital stock		247,414,768
Treasury shares		(84,690,207)
Total outstanding capital stock		162,724,561

Fixed capital stock, subscribed and paid	Ps	1,059,962
Increase from restatement to express in Mexican pesos with purchasing power as of December 31, 2007		70,448
	Ps	1,130,410

As of December 31, 2009 and 2008, the number of outstanding shares was as follows:

Shares outstanding at the beginning of the year	162,724,561
Shares outstanding at the end of the year	162,724,561
Capital stock at the end of the year expressed in Mexican pesos with purchasing power as of December 31, 2007	Ps 1,130,410

Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2009 and 2008 was Ps57,620 and Ps53,284, respectively.

If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN in Note 20).

NOTE 20   TAX ON EARNINGS

In accordance with tax legislation prevailing through 2007, companies were required to pay the greater of income tax (ISR) and taxes on assets (IMPAC). The ISR rate was 28%. The IMPAC rate was 1.25% on restated assets with no deductions.

In accordance with current tax legislation prevailing as of 2008, companies must pay the greater of ISR and flat rate business tax (IETU). The ISR rate is 28% for 2008 and 2009. The IETU rate was 16.5% for 2008, 17% for 2009, and is 17.5% for 2010 and thereafter.

a)	Income tax and tax on assets

The Company has authorization to consolidate its financial statements with its subsidiaries for tax purposes. Therefore, taxable income is determined on a consolidated basis in compliance with guidelines set forth in Mexico’s Income Tax Law.

Book income differs from taxable income due to the effect of permanent differences primarily from items included in the income statement to reflect the effects of inflation and timing differences affecting accounting and taxable income in difference periods.

Through December 31, 2007, accrued IMPAC in excess of the year’s ISR may be recovered in any one of the ten years following their generation, restated from inflation, provided that during any one of those years ISR exceeds IMPAC. During the year ended December 31, 2007, the Company accrued IMPAC of Ps28,286  that was completely offset by ISR accrued in excess of the year’s IMPAC.

The tax expense (benefit) from the gain (loss) was different from that which would result by applying the 28% ISR rate to the gain (loss) before the tax on earnings, as a result of the items mentioned below:

	2009		2008		2007
Income before taxes (1)	Ps	42,785	Ps	172,016	Ps	132,673
ISR rate		28%		28%		28%
Expected expense	Ps	11,980	Ps	48,165		37,148
Increase (decrease) resulting from:
Effect from inflation, net		(5,735)		(1,221)		1,354
Non-deductible expenses		6,922		1,860		1,848
Valuation allowance on tax loss carryforward of U.S. subsidiary (1)		30,834		-		-
Others, net		(5,659)		(3,553)		1,204
ISR expense	Ps	38,342	Ps	45,251	Ps	41,554
Effective tax rate		89.61%		26.32%		31.32%

(1)
The 2009 income before tax reflects the Ps110,120 accounting loss from the Company’s subsidiary GRC-LA, which resulted in a tax loss of Ps30,834. The Company decided to record a valuation reserve to offset the deferred tax asset related to this tax loss due to the uncertainty related to start up operations and future income of GRC-LA.

The tax effects from timing differences that result in deferred taxes as of December 31, 2009 are adjust at the expected rate of 30% and 2008 are as follows:

	2009		2008
Deferred assets:
Advances from customers	Ps	52,650	Ps	39,912
Liability from pension plan		19,761		17,827
Liability provisions		4,128		149
Tax loss carryforward		30,834		-
Deferred assets		107,373		57,888
Valuation allowance on tax-loss carryforward of U.S. subsidiary		(30,834)		-
Total deferred assets		76,539		57,888
Deferred liabilities:
Cumulative effect from the differences in book and tax basis:
Depreciation rates		(79,793)		(73,493)
Advance payments		(3,021)		(6,177)
Recognition of the effects on the reduction of benefits of loss carryforwards of subsidiaries (1)		(10,200)		-
Total deferred liabilities		(93,014)		(79,670)
Deferred liability, net	Ps	(16,475)	Ps	(21,782)

(1)
Recognition of the effect of the 2010 tax reform act  affecting consolidated tax  returns which places limits on the amount of tax loss carryforwards of subsidiaries generated from 1982 to 1998 that can be used to offset taxable income on a consolidated basis. This amount represents the Company’s estimate of the loss of tax benefits resulting from such limitations imposed by the new tax law.

The net fiscal profit account (the “CUFIN”) represents the amount of retained earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2009, this account amounted to Ps304,431.

As of December 31, 2009, capital stock, restated for tax purposes, which constituted the paid-in account, amounted to Ps1,414,252.

The provisions of  current and deferred income tax  for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008		2007
Current income taxes
Federal	Ps	43,649	Ps	33,204	Ps	45,813
Foreign		-		-		-
Total current		43,649		33,204		45,813

Deferred income tax
Federal		(5,307)		12,047		(4,259)
Foreign		-		-		-
Total deferred		(5,307)		12,047		(4,259)
Total income tax provision	Ps	38,342	Ps	45,251	Ps	41,554

b)	Flat rate business tax

On October 1, 2007, new laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007. Effective on January 1, 2008, the new tax legislation: (i) repealed the Asset Tax Law, and (ii) established a new tax (IETU), which is based on cash flows and certain restrictions for authorized deductions in addition to the granting of tax credits mainly in connection with inventories, salaries taxed for income tax purposes, social security contributions, tax losses arising from accelerated deductions, recoverable asset tax, and deductions related to fixed asset investments, deferred charges and expenses.

Accordingly, beginning in 2008, companies were required to pay the greater of IETU and ISR.  In case IETU is incurred, the payment will be regarded as final, not subject to recovery in subsequent years.

Based on Company estimates, the tax payable in upcoming years will be income tax (ISR).

c)	On April 15, 2008, Company management recovered the IMPAC credit balance of Ps5,628 (including Ps90 from the restatement effect) from 2004.

NOTE 21   OTHER EXPENSES, NET

During the years ended December 31, 2009, 2008, and 2007 the principle transactions that generated other revenues and expenses are as follows:

		2009		2008		2007
Income:
Sale of supplies and recovery of expenses		Ps	2,177	Ps	3,747	Ps	2,197
Leasing and maintenance of properties			280		264		255
Recovery of other taxes			291		-		-
Gain from sale of fixed assets			-		1,704		641
Net realization value effect on real estate (Note 12)			504		901		-
Others			966		1,565		2,324
Total other income		Ps	4,218	Ps	8,181	Ps	5,417
Expenses:
Fees to the Executive Committee		Ps	(22,681)	Ps	(18,865)	Ps	(17,308)
Maintenance and leasing cost			(11,222)		(12,506)		(9,509)
GRC-LA organization, constitution and start-up costs			(10,812)		-		-
Litigation expenses	(a)		(5,392)		(15,286)		(5,598)
Compliance with securities regulations and corporate restructuring expenses			(7,144)		(7,536)		(6,887)
Others			(4,892)		(3,189)		(6,338)
Charity event costs			(2,436)		(1,264)		-
Officers’ civil liability coverage			(1,632)		(1,894)		-
Internet subscription			(1,561)		(2,391)		(3,599)
Loss on sale of fixed asset			(1,296)		-		-
Effect of valuing properties at net realizable value (see Note 12)			-		-		(881)
Employee profit sharing		(1,645)		(2,130)		(1,103)
Total other expenses		(70,713)		(65,061)		(51,223)
Other expenses, net	Ps	(66,495)	Ps	(56,880)	Ps	(45,806)

a)	In 2009, 2008 and 2007, the Company paid legal fees in connection with the arbitration proceedings commenced by Infored and Mr. Gutiérrez Vivó in May 2002.

NOTE 22   CONTINGENCIES

a)
As of December 31, 2009, Grupo Radio Centro, S.A.B de C.V. is involved in various legal proceedings related to labor claims initiated between 2000 and 2004, which are still in process. In the event there is a ruling against the Company, its approximate responsibility would be Ps49,666. The Company has not recorded a provision for these claims as the Company’s management believes that these cases will be resolved in favor of the Company.

b)	See Note 11 for a description of the legal proceedings related to an arbitration proceeding commenced against the Company by Infored and Mr. Gutierrez Vivó in 2002.

c)
The Company decided to seek protection against the 2010 Tax Reform that changes the process of the fiscal consolidation and establishes that ISR payments related with the obtained from the fiscal consolidation as of 1999 must be covered in partial payments between the sixth and the tenth year after that in which the benefits were used. The Company has not recorded a reserve since its management considers that this amparo will be ruled in favor of the Company.

NOTE 23   SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP

The accompanying financial statements of the Company are presented on the basis of MFRS.

MFRS are, in general terms, similar to generally accepted accounting principles in the United States (“U.S. GAAP”). However, there are some areas in which MFRS differs from the requirements of U.S. GAAP.

The major differences between MFRS and U.S. GAAP are as follows:

Recognition of the effects of inflation on financial information:

The provisions of the MFRS B-10 (see Note 3c.) relating to the recognition of the effects of inflation on financial information have no counterpart under U.S. GAAP. However, even though the financial statements prepared under MFRS include the restatement effects recognized through December 31, 2007, the US Securities and Exchange Commission does not require the reversal of the restatement of the financial statements recognizing the effects of inflation.

Deferred income taxes:

Under MFRS the Company is required to recognize the income tax effects of the differences in bases of assets and liabilities for financial accounting and accounting for tax reporting purposes, similar to U.S. GAAP.

MFRS requires that all deferred taxes be classified as long-term on the balance sheet; however, under U.S. GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting purposes. An analysis of the balance of deferred taxes in accordance with U.S. GAAP, as of December 31, 2009 and 2008, is as follows:

	2009				2008
Current deferred tax:
Advances from customers	US$	4,032	Ps	52,650	US$	2,885	Ps	39,912
Advance payments and liability provisions, net		85		1,107		(435)		(6,028)
Net current deferred tax	US$	4,117	Ps	53,757	US$	2,450	Ps	33,884
Non-current deferred tax:
Liability from pension plan		1,513		19,761		1,289		17,827
Depreciation rates		(6,111)		(79,793)		(5,314)		(73,493)
Tax loss carryforward of U.S. subsidiary		2,361		30,834		-		-
Recognition of the effects of the 2010 tax reform act		(781)		(10,200)		-		-
Valuation allowance for tax-loss carryforward		(2,361)		(30,834)		-		-
Net Non-current deferred tax	US$	(5,379)	Ps	(70,232)	US$	(4,025)	Ps	(55,666)

Statement of cash flows:

As described in Note 3b, the Company adopted MFRS B-2 Statement of Cash Flows on January 1, 2008.  The cash flow statement as prepared under MFRS for the years ended December 31, 2009 and 2008, complies with IAS 7, as issued by the International Accounting Standards Board.

Under MFRS, the Company presents statements of changes in financial position for the year ended December 31, 2007 in constant Mexican pesos. This presentation identifies the generation and application of resources resulting in differences between beginning and ending financial statement balances in constant Mexican pesos.

The changes in the consolidated financial statement balances for the year ended December 31, 2007 included in this statement constitute cash-flow activity stated in constant Mexican pesos (including monetary gains, which are considered cash gains in the financial statements presented in constant Mexican pesos).

In accordance with MFRS, the reduction in current and long-term debt for the year ended December 31, 2007 due to restatement in constant Mexican pesos is presented as a resource applied to financing activities, and the gain from monetary position is presented as a component of operating activities. SFAS   No. 95, “Statement of Cash Flows,” under U.S. GAAP, however, does not provide guidance with respect to inflation-adjusted financial statements. If the gain from the restatement of current and long-term debt and net monetary position for the year ended December 31, 2007 were treated as a component of financing activities for U.S. GAAP purposes, funds (applied) provided by operating and financing activities would be the same since there were no gains or losses on monetary position during 2007.

The cash flow reconciliation presented below for the years ended December 31, 2009 and 2008 reflects the difference in reclassification between MFRS and U.S. GAAP of an item affecting operating and financing activities.

	Years ended December 31,
	2009		2008
Operating activities:
Net cash used in operating activities, per MFRS	Ps	35,925	Ps	69,618
Interest paid		(21,624)		(8,376)
Net cash used in operating activities, per U.S. GAAP	Ps	14,301		61,242

Financing activities:
Net cash provided by (used in) financing activities per MFRS	Ps	48,376	Ps	(108,376)
Interest paid		21,624		8,376
Net cash provided by (used in) financing activities per U.S. GAAP	Ps	70,000	Ps	(100,000)

For U.S. GAAP purposes, the following supplemental cash-flow information  is required to be presented.

	2009		2008		2007
Interest paid	Ps	21,624	Ps	8,376	Ps	1,517

Taxes paid	Ps	43,649	Ps	33,204	Ps	63,412

Supplemental schedule of noncash investing and financing activities:	2009		2008

a) Acquisition of transportation equipment by barter transactions (see Note 3p)	Ps	9,673	Ps	666

Personnel compensation and seniority premiums:

Under MFRS, vacation expense is recognized when taken rather than in the period it is earned by the employee, as is required under U.S. GAAP.

The Company is required under the Mexican Labor Law to pay seniority premiums and, when applicable severance payments, to certain employees upon termination of employment. Additionally, the Company has established a pension plan for unionized personnel. The Company determines its liabilities with respect to such benefits based upon actuarial studies, which is similar to the U.S. GAAP criteria of SFAS 87, “Employee Accounting for Pensions” and SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement”.

Goodwill:

Under MFRS and U.S. GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset (“goodwill”). In addition, under MFRS and U.S. GAAP, goodwill is tested for impairment at least annually. However, under MFRS, goodwill is also subject to a subsequent reversals of  any impairment losses. No reversals have occurred.

The Company performed an analysis for impairment of its goodwill as of December 31, 2009, 2008 and 2007. There was no impairment charge required under MFRS or U.S. GAAP at December 31, 2009, 2008 and 2007.

Book value of buildings held for sale:

Under the MFRS, the Company reviews the net realizable value of the temporarily unoccupied buildings and records an impairment or to revert the impairment if the conditions which generated it disappear. MFRS also does not require to classify this assets under a different caption of property plant and equipment. Under U.S. GAAP, impairments on long-lived assets must be recorded and any increases in the value of such assets may not be recorded. Such assets also need to be classified separately on the balance sheet.

Other expenses, net:

Under MFRS, certain other (income) expenses, net are classified as non-operating on the Company’s consolidated statement of income. Under U.S. GAAP, most of these net expenses are classified as operating expenses.

Uncontrolled interest:

For the year ended December 31, 2009, no U.S. GAAP adjustment to uncontrolled interest was required because the Company adopted ASC 810 “Consolidation” (formerly SFAS No. 160) which clarifies that an uncontrolled interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as shareholders’ equity in the consolidated financial statements.  For the years ended December 31, 2008 and 2007 the difference between net income under MFRS and U.S. GAAP was due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability.

Convenience statements:

The 2009 US dollar amounts (denoted by the symbol “US$”) shown in the accompanying consolidated financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 13.0576/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2009, as published by the Federal Reserve. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

The following is a summary of the estimated adjustments to net income and shareholders’ equity that would have been required had the Company applied U.S. GAAP instead of MFRS:

	2009				2008		2007
Net income reported under MFRS	US$	340	Ps	4,443	Ps	126,765	Ps	91,119

U.S. GAAP adjustments:
Uncontrolled interest		-		-		(45)		(21)

Net income under U.S. GAAP	US$	340	Ps	4,443	Ps	126,720	Ps	91,098

Net income per share (basic and diluted) under U.S. GAAP	US$	0.0275	Ps	0.3588	Ps	0.77	Ps	0.55

Average common shares outstanding (000’s)		162,724		162,724		162,724		162,724

	2009				2008		2007
Shareholders’ equity reported under MFRS	US$	103,884	Ps	1,356,479	Ps	1,432,790	Ps	1,406,025
U.S. GAAP adjustments:
Reversal of previously adjusted impairment on buildings held for sale (Note 12)	US$	(778)		(10,165)		(9,661)		(8,760)
Uncontrolled interest		-		-		(725)		(680)
	US$	(778)	Ps	(10,165)	Ps	(10,386)	Ps	(9,440)
Shareholders’ equity under U.S. GAAP	US$	103,106	Ps	1,346,314	Ps	1,422,404	Ps	1,396,585

In the income statement certain other (income) expenses, net are classified as non-operating under MFRS. Under U.S. GAAP, these items should be included or excluded as a component of operating expenses, as applicable.

The following is a reconciliation of operating income:

	2009				2008		2007
Operating income reported under MFRS	US$	11,480	Ps	149,895	Ps	236,574	Ps	184,329

Other expenses, net		(5,092)		(66,495)		(56,880)		(45,806)

Operating income under U.S. GAAP	US$	6,388	Ps	83,400	Ps	179,694	Ps	138,523

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

For the years ended December 31, 2009, 2008 and 2007, there were no outstanding potential dilutive securities of the Company.

Recognition of tax uncertainties

Under U.S. GAAP, FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. MFRS does not have any equivalent rule. Under FIN 48, there was no impact on the consolidated financial statements of the Company.

Effect of recently issued U.S. Accounting Standards:

New accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 810, Consolidation, (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R)) regarding the consolidation of variable interest entities.  ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. This standard is effective for interim and annual periods ending after November 15, 2009, which did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued ASC 860, Transfers and Servicing (formerly SFAS No. 166, Accounting for Transfers of Financial Assets). ASC 860 requires more information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets.  ASC 860 eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosure. This standard is effective for interim and annual periods ending after November 15, 2009, which did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles (formerly SFAS No. 168, The “FASB Accounting Standards Codification”TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162). ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP, except for SEC rules and interpretive releases, which are sources of authoritative GAAP for SEC registrants. The standard is effective for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of the standard, which did not have a material impact on its consolidated financial statements.

In May 2009, the FASB issued ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events). ASC 855 establishes general accounting standards and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued or are available to be issued. ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the consolidated financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its consolidated financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  ASC 855 is effective for fiscal years and interim periods ended after June 15, 2009.  The Company adopted the provisions of the standard, which had no effect on its consolidated financial statements and subsequent events through the date of this filing. The Company evaluated subsequent events to the date the Company issued its consolidated financial statements.

In April 2009, the FASB issued ASC 825, Financial Instruments (formerly Financial Staff Position (“FSP”) No. 107-1 and Accounting Principles Board (“APB”) 28-1 (FSP No. 107-1 and APB 28-1), Interim Disclosures about Fair Value of Financial Instruments). ASC 825 requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. ASC 825 enhances consistency in financial reporting by increasing the frequency of fair value disclosures and is effective for interim and annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted the provisions of the standard, which did not have an effect on its consolidated financial statements.

In March 2008, the FASB issued ASC 815, Derivatives and Hedging (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133).  ASC815 requires enhanced disclosures about an entity’s derivative and hedging activities including how and why an entity uses, how an entity accounts for derivative instruments; and related hedged items and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. ASC 805 is effective beginning January 1, 2009. The Company adopted the provisions of the standard, which did not have an effect on its consolidated financial statements.

In February 2008, the FASB issued ASC 820, Fair Value Measurements and Disclosures (formerly FSP Financial Accounting Standard (“FAS”) No. 157-2, Effective Date of FASB Statement No. 157) which delayed the effective date for nonfinancial assets and nonfinancial liabilities until January 1, 2009.  The Company adopted the provisions of the standard as of January 1, 2009, which did not have an effect on its consolidated financial statements.

NOTE 24   FINANCIAL INFORMATION PER SEGMENTS

As of March 13, 2009, the Company operates in two geographic regions: in Mexico, which is the Company's country of origin and where it conducts its main operations (see Note 1), and in the United States of America through its 51% owned subsidiary, GRC-LA. This subsidiary's main line of business is the operation of the radio station KXOS-FM that broadcasts at 93.9 FM in Los Angeles, California and whose revenues are from broadcast advertising (see Note 1b and Note 10).

The financial statements amounts corresponding to each segment, including the amounts representing 100% of GRC-LA financial statements, are analyzed as follows:

Geographical areas:
	U.S. dollars		Mexican pesos
Total assets 2009
Mexico	US$	136,824	Ps	1,786,744
United States		10,737		140,211
Total segments	US$	147,561		1,926,955
Eliminations of inter-segments		-		-
Total	US$	147,561	Ps	1,926,955
The investment in 2009 productive assets.
Mexico	US$	35,220	Ps	459,941
United States		-		-
Total	US$	35,220	Ps	459,941
Depreciation and amortization 2009
Mexico	US$	1,993	Ps	26,024

Geographical areas:
	U.S. dollars		Mexican pesos
United States		-		-
Total	US$	1,993	Ps	26,024
Revenues 2009
Mexico	US$	58,374	Ps	762,290
United States		1,806		23,579
Total	US$	60,180		785,869
Eliminations of inter-segments		-		-
Consolidated total	US$	60,180	Ps	785,869
Operating profit (loss)
Mexico	US$	19,694	Ps	257,177
United States		(8,215)		(107,282)
Total segments	US$	11,479	Ps	149,895
Eliminations of inter-segments		-		-
Total	US$	11,479	Ps	149,895

For the year ended December 31, 2009, Grupo Radio Centro included in its results Ps.56,344, relating to 51% of the net loss of GRC-LA.

NOTE 25  AUTHORIZATION TO ISSUE THE FINANCIAL STATEMENTS

The accompanying financial statements were issued with the authorization of Mr. Pedro Beltrán Nasr, Chief Financial Officer, on February 19, 2010.

NOTE 26 SUBSEQUENT EVENT

The following are events that occurred subsequent to December 31, 2009 which had no effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2009:

a)
On February 26, 2010, the Company undertook a capital reduction of GRC-LA by returning US$1,470,000 in capital contributions to certain members of the Aguirre family,  who are the majority shareholders of the Company. The return of capital to the Aguirre family reduced their 49% interest in GRC-LA to zero. As a result of the capital reduction, the Company  became the sole shareholder of GRC-LA.

b)
The Company was not in compliance with the fixed charges coverage ratio as of March 31, 2010.  The Company obtained a waiver from the lender of this non-compliance for the first quarter of 2010 as well as for the second quarter ending June 30, 2010.  There is significant uncertainty as to whether the Company will be able to comply with the fixed charges coverage ratio for the third quarter of 2010.  If the Company  fails to comply with this covenant or any other covenant under the credit facility, there can be no assurance that the Company will be able to obtain waivers of such failures or that the lender will not accelerate amounts due under the credit facility.  If the Company is unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing the Company’s indebtedness.  Such events would have a material adverse effect on the Company’s business, financial condition and results of operations.

c)
On June 1, 2010, the Company borrowed from the lender an additional Ps. 30 million under the loan agreement for working capital purposes.  The Company is required to repay this amount on December 1, 2010 and make monthly interest payments at a variable interest rate Mexican Interbank Equilibrium Interest Rate (“Tasa de Interes Interbancaria de Equilibrio” or “TIIE”) plus 3%.

SIGNATURE

The registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June 30, 2010

GRUPO RADIO CENTRO, S.A.B. de C.V.

By:	/s/ Pedro Beltrán Nasr
Pedro Beltrán Nasr
Chief Financial Officer