Form 20-F
period 2010-12-31
GRUPO RADIO CENTRO SAB DE CV
filed 2011-06-21
CIK 906526

As filed with the Securities and Exchange Commission on June 21, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010
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

Through the end of 2007, MFRS required us to recognize certain effects of inflation in our financial statements by restating financial statements from prior periods in constant pesos as of the end of the most recent period presented.  Due to a change in MFRS effective January 1, 2008, we are no longer required to recognize the effects of inflation in our financial statements, unless the economic environment in which we operate qualifies as “inflationary.”  The Mexican economy did not qualify as inflationary in 2008, 2009 or 2010.  As a result, we are presenting our 2008, 2009 and 2010 financial statements without inflation accounting.  We have not restated financial statements for prior periods; therefore, financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 12.3825 to U.S.$ 1.00, the exchange rate for pesos on December 31, 2010, as published by the U.S. Federal Reserve Board.  On June 3, 2011, the exchange rate for pesos was Ps. 11.6585 to U.S.$ 1.00.  See Item 3, “Key Information—Exchange Rate Information,” for information regarding exchange rates since January 1, 2006.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated.  This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 (the “Consolidated Financial Statements”), including the notes thereto, included elsewhere in this Annual Report.  Grupo Radio Centro’s financial statements are prepared in accordance with MFRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Note 23 to the Consolidated Financial Statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to Grupo Radio Centro, including differences related to certain cash flow information and a reconciliation to U.S. GAAP of operating income, net income and shareholders’ equity.

For dates and periods prior to 2008, Grupo Radio Centro’s financial statements were prepared giving effect to Bulletin B-10, Recognition of the Effects of Inflation, and Bulletin B-12, Statements of Changes in Financial Position, under MFRS.  Beginning on January 1, 2008, in accordance with the adoption of MFRS B-10, we ceased to recognize the effects of inflation on our financial information. As a result, we have not applied the effects of inflation accounting to our financial information in 2008, 2009 and 2010.  In our financial information for 2008, 2009 and 2010, inflation adjustments for prior periods have not been removed from shareholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by MFRS.  For dates and periods prior to 2008, the selected consolidated financial information set forth below, and data in the related Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2007.  See Item 5, “Operating and Financial Review and Prospects—Changes in Inflation Accounting.”

Due to the adoption of MFRS B-10, effective January 1, 2008, inflation accounting methods do not apply unless the economic environment in which the Company operates is “inflationary” for purposes of MFRS.  An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years.  Because of the relatively low level of Mexican inflation in recent years, the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the Mexican economic environment as inflationary.  As a result, we have not applied the effects of inflation accounting to our financial information in 2008, 2009 and 2010.  See Item 5, “Operating and Financial Review and Prospects—Changes in Inflation Accounting.”

	Year Ended December 31,
	2010(1)		2010		2009		2008		2007		2006
	(in thousands, except per ADS data)
Operating Data:
MFRS:
Broadcasting revenue	U.S.$	73,323	Ps.	907,925	Ps.	785,869	Ps.	735,105	Ps.	654,760	Ps.	825,590
Broadcasting expenses(2)		55,571		688,113		595,011		452,350		421,970		460,072
Broadcasting income		17,752		219,812		190,858		282,755		232,790		365,518
Depreciation and amortization		1,927		23,861		26,024		31,720		33,687		37,183
Corporate, general and administrative expenses		1,206		14,939		14,939		14,461		14,774		14,813
Operating income		14,619		181,012		149,895		236,574		184,329		313,522
Comprehensive cost of financing		2,109		26,116		40,615		7,678		5,850		39,842
Other expenses, net		3,433		42,508		66,495		56,880		45,806		59,511
Extraordinary item(3)		-		-		-		-		-		263,523
Net income (4)		4,879		60,410		4,443		126,765		91,119		434,748
Non-controlling interest		1		8		(53,943)		45		21		63
Net income per ADS(4) (5)		0.27		3.34		0.25		7.01		5.04		24.08
Common shares outstanding(5)		162,725		162,725		162,725		162,725		162,725		162,500

U.S. GAAP:
Broadcasting revenue	U.S.$	73,323	Ps.	907,925	Ps.	785,869	Ps.	735,105	Ps.	654,760	Ps.	825,590
Operating income (3)		11,186		138,504		83,400		179,694		138,523		517,534
Net income (4)		4,866		60,253		4,443		126,720		91,098		434,685
Net income per ADS(4) (5)		0.27		3.33		3.23		7.01		5.04		24.08
Dividends per ADS(5) (6)		0.45		5.53		5.53		5.53		5.53		4.01

Balance Sheet Data:
MFRS:
Working capital	U.S.$	14,093		174,502	Ps.	246,967	Ps.	212,776	Ps.	170,056	Ps.	133,545
Property and equipment, net		35,251		436,499		459,941		465,034		461,555		481,220
Excess cost over fair value of assets of subsidiaries		66,938		828,863		828,863		828,863		828,863		828,734
Total assets		142,487		1,764,350		1,926,955		1,743,638		1,700,445		1,722,173
Long-term debt excluding current portion		7,268		90,000		130,000		-		-		-
Total debt(7)		10,499		130,000		170,000		-		-		-
Shareholders’ equity(8)		104,224		1,290,552		1,356,479		1,432,790		1,406,025		1,387,446

U.S. GAAP:
Total assets	U.S.$	141,654	Ps	1,754,036	Ps.	1,916,790		1,801,377		1,779,008		1,763,734

Shareholders’ equity (8)		103,366		1,279,924		1,380,103		1,422,404		1,396,585		1,378,019

(1)
Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 12.3825 per U.S. dollar, the exchange rate for pesos on December 31, 2010, as published by the U.S. Federal Reserve Board.  See “—Exchange Rate Information.”

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

(4)
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

(6)
The Company declares dividends in any given year for the immediately preceding fiscal year.  In 2010, the Company paid dividends in the aggregate amount of Ps. 100 million with respect to 2009. In 2009, the Company paid dividends in the aggregate amount of Ps. 100 million with respect to 2008.  In 2008, the Company paid dividends in the aggregate amount of Ps. 100 million with respect to 2007. In 2007, the Company paid dividends in the aggregate amount of Ps. 71.9 million with respect to 2006.  No dividends have been declared for 2010.

(7)	Total debt consists of bank debt. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
(8)	In 2006, the Company reduced its capital by Ps. 128.5 million (Ps. 120 million nominal amount) through cash payments to its shareholders equal to that amount.

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

Period	Exchange Rate(1)
Year Ended December 31,	High	Low	Average(2)	Period End
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06
2010	13.19	12.16	12.63	12.38

Month Ended 2010:
December 31	12.47	12.33	12.39	12.38

Month Ended 2011:
January 31	12.25	12.04
February 28	12.18	11.97
March 31	12.11	11.92
April 30	11.86	11.52
May 31	11.77	11.50

(1)	Sources: Federal Reserve Bank of New York and the U.S. Federal Reserve Board.
(2)	Average of month-end rates.

On June 3, 2011, the exchange rate was Ps. 11.6585 to U.S.$ 1.00.

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

RISK FACTORS

Risks Relating to Our Operations

We may be unsuccessful in addressing the challenges and risks presented by our investment in the United States

In April 2009, we began to provide programming to, and sell advertising time on, KXOS-FM, a radio station broadcasting in Los Angeles, California that is owned by Emmis Communications Corporation.  Our investment in the United States involves risks to which we have not previously been exposed and presents different or greater risks, including from competition and regulation, than those present in Mexico.  Our potential for success should be considered in light of the expenses, complications and delays frequently encountered in connection with a new business.  In 2010, our U.S. operations generated an operating loss of Ps. 106.8 million.  We cannot predict whether or when our operations in the United States will become profitable.

In light of operating losses in our operations in the United States, we may not have sufficient sources of cash to meet our working capital needs

Although cash flow from operations historically has been sufficient to cover our working capital needs, our investment in April 2009 in a Los Angeles radio station has resulted in increased working capital needs.  On June 1, 2010, we borrowed Ps. 30 million under the revolving tranche of our credit facility to meet working capital needs, which we repaid on November 9, 2010.  We may need to borrow again under this facility in the future. We have borrowing capacity of Ps. 60 million under our credit facility, but our ability to borrow under that facility is subject to compliance with covenants or our ability to obtain a waiver of non-compliance with those covenants.  There can be no assurances that we will be able to meet our working capital needs, or, if we are in non-compliance with our debt covenants, that we will be able to borrow further amounts under the credit facility.  Such events would have a material adverse effect on our financial condition and results of operations.

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

In the past, we have not complied with a financial covenant under our credit facility

We have entered into a credit facility for a secured peso-denominated loan having an outstanding aggregate principal amount of Ps. 110 million as of the date hereof.  This amount is guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters but excluding any equipment used for broadcasting.

The credit facility contains covenants requiring us to maintain certain financial ratios and comply with other financial conditions that, among other things, limit our ability to incur additional indebtedness, pay dividends, pledge assets and enter into transactions with affiliates.  We were not in compliance with the fixed charges coverage ratio for the first and second quarters of 2010 and obtained waivers from the lender of this non-compliance for each quarter.   Since then, we have been in compliance with our financial covenants.  If we fail to comply with any covenant under the credit facility in the future, there can be no assurance that we will be able to obtain waivers or that the lender will not accelerate amounts due under the credit facility.  If we are unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing our indebtedness.  Such events would have a material adverse effect on our business, financial condition and results of operations.

If we lose one or more of our key customers in Mexico, we could lose a significant amount of our revenue

Our two largest individual customers in 2010 were Wal Mart de México, S.A.B. de C.V. (“Wal Mart”) and Organización Soriana, S.A.B. de C.V. Soriana (“Tiendas Soriana”). In 2008 and 2009, our two largest customers were Wal Mart and Tiendas Comercial Mexicana, S.A.B. de C.V. (“Comercial Mexicana”).  In 2010, Wal Mart represented 10.4% and Tiendas Soriana represented 3.4% of our total broadcasting revenue, excluding revenue from our operations in the United States.  In 2009, Wal Mart represented 7.0% and Comercial Mexicana represented 4.0% of our total broadcasting revenue, excluding revenue from our operations in the United States.  In 2008, Wal Mart represented 6.6% and Comercial Mexicana represented 3.7% of our total broadcasting revenue.  The companies comprising Grupo Carso are also key customers, representing 5.2% of our total broadcasting revenue in 2010 and 6.4% in 2009, excluding revenue from our operations in the United States.  We cannot assure you our key customers will continue to purchase advertising from us at current levels or at all.  The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations.

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

Adverse global economic conditions and, in particular, the slowdown of the U.S. and Mexican economies, may affect our client base and could have a negative impact on our business and results of operations

Our business is influenced by general economic conditions worldwide and in Mexico.  The risks associated with our business become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in advertising.  A decline in the level of business activity of our advertisers could have an adverse effect on our revenue and profit margins.  In response to negative market conditions, customers may choose to make fewer advertising expenditures, to slow their spending on or cancel our services or to seek contract terms more favorable to them.  Adverse economic conditions may also lead to an increase in the number of our customers that are unable to pay for services.  If these events were to occur, it could have a material adverse effect on our business and results of operations.

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

Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs.  These Aguirre family members have established a Mexican trust, which they control, that holds 51.6%, of the outstanding Series A Shares as of June 6, 2011.

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

In 2010, Mexico’s gross domestic product, or GDP, grew by 5.5% and inflation was 4.4%.  In 2009, Mexico’s GDP fell by 6.1% and inflation was 3.6%.  The Mexican economy is experiencing an upturn. In 2011, according to preliminary estimates of the Mexican government, GDP is expected to increase by 4.3% and inflation is expected to be 3.9%.  If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

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

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates in the past.  The annual rate of inflation, as measured by changes in the INPC, was 4.4% for 2010.  Inflation for the first quarter of 2011 was 1.1%.  If inflation in Mexico does not remain within the government’s projections, we may not be able to raise our broadcast advertising rates to keep pace with inflation.  More generally, the adverse effects of high inflation on the Mexican economy may result in lower demand for broadcast advertising.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 4.5% during 2010.  During the first quarter of 2011, the average 28-day Cetes rate was 4.2%.  High interest rates in Mexico could adversely affect our financing costs, and to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.  In 2010, the peso appreciated against the U.S. dollar at year-end by 5.2%, and the average value of the peso against the U.S. dollar during 2010 was 3.2% higher than in 2009. In 2009, the peso appreciated against the U.S. dollar at year-end by 5.6%, while the average value of the peso against the U.S. dollar during 2009 was 21.1% lower than in 2008.  In 2008, the peso depreciated against the U.S. dollar at year-end by 26.6%, and the average value of the peso against the U.S. dollar during 2008 was 2.7% lower than in 2007. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

In 2010, our operating costs payable in U.S. dollars increased due to our investment in a radio station in Los Angeles, California.  These expenses represented 24.8% of our consolidated broadcasting expenses in 2010.  We prepaid the first two years of fees (U.S.$ 14 million) under the related local marketing agreement and, beginning in April 2011, we have been making monthly fee payments of U.S.$583,333. Although at December 31, 2010, we had no U.S. dollar-denominated indebtedness, we may incur U.S. dollar-denominated indebtedness in the future.  Declines in the value of the peso relative to the U.S. dollar increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, increase our obligations payable in U.S. dollars, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations.  Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue.  Since we fund our operations in the United States with peso-denominated revenue earned in Mexico, the decline of the peso relative to the U.S. dollar could increase our operating costs.

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

History

Grupo Radio Centro is a family-controlled radio broadcasting company with roots in Mexican radio broadcasting dating back approximately 65 years.  Francisco Aguirre J., the founder of Grupo Radio Centro, initiated his radio broadcasting activities in 1946.  In 1952, he founded Organización Radio Centro (“ORC”), the sole owner and operator of two radio stations, Radio Centro and Radio Exitos.  In 1965, the Company formed Organización Impulsora de Radio (“OIR”), to provide national sales representation to affiliated radio stations outside Mexico City.  The Company was incorporated as Técnica de Desarrollo Publicitario, S.A. de C.V. on June 8, 1971, renamed Grupo Radio Centro, S.A. de C.V. on July 14, 1992 and renamed Grupo Radio Centro, S.A.B. de C.V. on July 31, 2006.  The bylaws of the Company provide for its indefinite existence.

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

Capital Expenditures and Divestitures

Capital Expenditures

Capital expenditures were Ps. 13.0 million in 2010, Ps. 27.7 million in 2009 and Ps. 36.4 million in 2008.  In 2010, 2009 and 2008, capital expenditures were financed from working capital. In 2010, the Company’s principal capital expenditures were for transportation equipment.  In 2009 and 2008, the Company’s principal capital expenditures were for transportation equipment, which consists primarily of promotional trucks and vans.  The increase in 2010 compared to 2009 was primarily due to increased expenditures related to transportation equipment and office equipment.

Capital Divestitures

The Company had capital divestitures in the amount of Ps. 10.5 million in 2010, Ps. 6.6 million in 2009 and Ps. 1.2 million in 2008.  In each year, these divestitures were principally related to the sale of transportation equipment.   See Notes 1 and 12 to the Consolidated Financial Statements.

BUSINESS OVERVIEW

Grupo Radio Centro is a leading radio broadcasting company in Mexico.  For more than 40 years, the Company has been the leading radio broadcaster in terms of audience share in Mexico City, the most populous city in North America.  Grupo Radio Centro’s principal activities are the production and broadcasting of music, entertainment, news and special event programs.  The Company’s revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses.  According to IBOPE AGB México (“IBOPE”), the Company’s Mexico City average audience share for the year ended December 31, 2010 was 49.0%, more than three times that of the next most popular radio broadcasting company in Mexico City for the same period.  See “—Broadcasting Operations” and “—Competition.”

In Mexico, Grupo Radio Centro currently owns eight AM and five FM radio stations.  The Company manages and operates an additional FM station located in Mexico City and an additional FM station located in the United States.  Of these 15 radio stations, Grupo Radio Centro operates five AM and six FM stations in Mexico City, one AM station in both Guadalajara and Monterrey, and one FM station in Los Angeles.  The remaining AM radio station in Mexico City is managed and operated by a third party pursuant to an operating agreement.

The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers.  According to IBOPE, for the year ended December 31, 2010, Grupo Radio Centro’s radio stations ranked as  five of the top 10 FM radio stations (out of a total of 31 FM stations) and three of the top 10 AM stations (out of a total of 35 AM stations). See “—Business Strategy.”

In the United States, we entered into an agreement on April 3, 2009 with Emmis Communications Corporation (“Emmis”), a U.S. radio broadcasting company.  We agreed to provide programming to, and sell advertising time on, KXOS-FM for up to seven years.  KXOS-FM is an Emmis-owned radio station broadcasting in Los Angeles, California, on the 93.9 FM frequency. We began operating the station in the contemporary Spanish-language hits format on April 15, 2009. We operate KXOS-FM through our subsidiary, Grupo Radio Centro LA, LLC (“GRC-LA”), which was incorporated on March 13, 2009 as a Delaware limited liability company.  According to Arbitron Inc., a media and marketing research firm, as of December 31, 2010, KXOS-FM had an audience share of 1.6% and was ranked 25 out of a total of 76 stations in the Los Angeles metropolitan area and an audience share of 3.1% and was ranked 14 in terms of the Hispanic population.

In addition to its radio broadcasting activities, the Company, under the trade name Organización Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico.  At December 31, 2010, the Company had 110 affiliates in76 cities throughout Mexico.

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

Broadcasting Operations

Radio Stations

Except as noted, the following table sets forth certain information about the radio stations Grupo Radio Centro operates in Mexico City as of December 31, 2010:

Station	Frequency	Power (Watts)	Station Format	Total Market Rank(1)(2)	Total Audience Share(1)(3)	Band Rank(1)(4)	Target Demographic Segments
XEQR-FM	107.3 mhz	100,000	Grupera—Diverse Musical Genres	1	14.0%	1	Ages 13-44

XERC-FM	97.7 mhz	100,000	Juvenil— Youth Oriented	9	3.5%	8	Ages 8-34

XEJP-FM	93.7 mhz	100,000	Spanish Language—Contemporary Music	4	6.5%	4	Ages 18-44

XHFO-FM(5)	92.1 mhz	150,000	English Language—Classic Rock	5	5.7%	5	Ages 18-44

XHFAJ-FM	91.3 mhz	100,000	English Language—Contemporary Music	3	8.4%	3	Ages 13-34

XEQR-AM	1030 khz	50,000	Spanish Language—Talk Show	6	4.3%	1	Ages 25+

XEJP-AM	1150 khz	50,000	Spanish Language Classics	10	3.4%	2	Ages 35+

XERED-AM	1110 khz	100,000	News / Talk Show	22	1.1%	5	Ages 25+

XHRED-FM	88.1 mhz	100,000	News / English Language—Music	21	1.1%	17	Ages 25 +

XERC-AM	790 khz	50,000	News	38	0.4%	13	Ages 25+

XEN-AM	690 khz	100,000	News / Talk Show	37	0.4%	12	Ages 25+

(1)	Source: IBOPE AGB México.
(2)	Total market rank is determined based on each station’s annual average share of the total radio audience.
(3)	Total audience share represents each station’s annual average share of the total radio audience.
(4)	Band rank is determined based on each station’s annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).
(5)
XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that was renewed on October 16, 2008 for five years ending on January 2, 2014.  For the year ended December 31, 2010, XHFO-FM accounted for approximately 13.0% of Grupo Radio Centro’s broadcasting revenue.

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

The Company’s programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers.  To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which regularly conducts door-to-door interviews throughout Mexico City), as well as commercially available data, to assess the listening habits and tastes of the Mexico City population.  Grupo Radio Centro conducted approximately 287,000 interviews in 2010 and 250,000 interviews in 2009.  The Company believes that no competitor has developed an internal research capability as extensive as its own.

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

Grupo Radio Centro also maintains 13 on-air studios, each of which is linked to Grupo Radio Centro’s automated programming computer network via fiber optics.  Grupo Radio Centro’s primary studio operations are substantially fully digital and utilize state-of-the-art computer networks to record, schedule and play all news, music, promotional and advertising material.  Currently, the Company has a single high-speed computer network installed both in on-air studios and in production studios.  In 2008, the Company installed two digital mixer consoles used by OIR.

Grupo Radio Centro’s news division uses the News Room system, which enables news writers to provide radio announcers with information directly through scrolling text that runs across a flat-panel screen while the announcers are on air.  The system is used primarily in the Formato 21 radio station, but it also provides information to news centers in other radio stations.  The News Room system, which receives news reports from the Associated Press (AP), Agence France-Presse (AFP), Notimex F Agency and Reuters, has reduced considerably the amount of paper used during news programs.

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

In December 2008, the Company obtained authorization from the SCT to increase the power at two stations: XEDKR-AM (in Jalisco) was increased from one to 10 kilowatts, and XESTN-AM (in Monterrey) was increased from one to five kilowatts.  In June 2009 the Company completed a new transmission site which is controlled remotely in a new building from which XEDKR-AM currently operates. In September 2009, the Company completed upgrades to its XESTN-AM transmission site.  Both stations now operate with increased power.

Investment in Technology

The Company consistently invests in state-of-the-art equipment, the development and deployment of new operating systems and the training of its engineering and operating personnel.  The Company believes these investments enable it to produce high-quality programming with few on-air errors and to broadcast a superior signal to listeners’ radios.  In addition, the Company’s computer system allows it to maintain a certifiable log of advertising and to generate real-time affidavits certifying that advertisements have been aired when and as requested, which reduces customers’ monitoring costs and enhances customers’ goodwill.  The Company believes that its equipment and engineering staff give it a competitive edge in Mexico City radio broadcasting.

Currently, all AM and FM radio broadcast signals in Mexico are analog.  However, in recent years there have been efforts to develop, test and implement radio digital audio broadcasting (DAB), using either the “in-band-on-channel” (IBOC) U.S. broadcasting model or the “out-of-band” European broadcasting model.  The Cámara Nacional de la Industria de Radio y Televisión (National Chamber of the Radio and Television Industries, or “CIRT”) has been analyzing DAB proposals and created a task force with the Comisión Federal de Telecomunicaciones (Mexican Federal Telecommunications Commission or “Cofetel”) in order to introduce DAB in Mexico.  In February 2011, Cofetel approved the IBOC standard for AM and FM radio broadcast signals in Mexico.  Cofetel announced that the adoption of IBOC would be voluntary for AM and FM station licensees and that IBOC would be used in hybrid mode, allowing for continued use of analog signals.  The approval of IBOC does not prevent Cofetel from evaluating other broadcasting technologies in other bands of frequencies assigned to broadcasting.  The adoption of IBOC is pending final approval by the Comisión Federal de Mejora Regulatoria (Federal Commission for the Improvement of Regulations).  If implemented, IBOC would eliminate fading, static and other interference that adversely affects the listening experience.

The Company has actively participated in the analysis of the adoption of DAB in Mexico through its representation in CIRT and by supporting Cofetel’s Comité Mixto de Tecnologías Digitales (Mixed Committee on Digital Technology).  The Company has also supported the adoption of DAB in Mexico by installing and operating advanced digital radio transmission systems on an experimental basis.   From October to December 2008, the Company tested a Digital Broadcasting System from its Constituyentes building.  The system’s capabilities included the transmission on one digital radio channel of two video programs, eight audio CD quality programs, data, and a webcam signal. The Company demonstrated the system with a reduced power transmitter during “CIRT Radio Week” in October 2008.   The demonstration included more than 20 different types of DAB receivers.  The Company plans to adopt IBOC by 2015.

Sale of Airtime and Marketing

Our two largest individual customers in 2010 were Wal Mart de México, S.A.B. de C.V. (“Wal Mart”) and Organización Soriana, S.A.B. de C.V. Soriana (“Tiendas Soriana”). In 2008 and 2009, our two largest customers were Wal Mart and Tiendas Comercial Mexicana, S.A.B. de C.V. (“Comercial Mexicana”).  In 2010, Wal Mart represented 10.4% and Tiendas Soriana represented 3.4% of our total broadcasting revenue, excluding revenue from our operations in the United States.  In 2009, Wal Mart represented 7.0% and Comercial Mexicana represented 4.0% of our total broadcasting revenue, excluding revenue from our operations in the United States.  In 2008, Wal Mart represented 6.6% and Comercial Mexicana represented 3.7% of our total broadcasting revenue.  The Companies comprising Grupo Carso are also key customers, representing 5.2% of our total broadcasting revenue in 2010 and 6.4% in 2009, excluding revenue from our operations in the United States.

Sales of commercial airtime vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year.  See Item 5, “Operating and Financial Review and Prospects—Seasonality of Sales.”

At December 31, 2010, the Company had a sales force of 29 individuals, of which 15 marketed primarily to advertising agencies and major customer accounts, and 14 marketed to small and mid-sized customer accounts.

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

The Company sells some commercial airtime in advance.  The advance-sales arrangements guarantee the rate in effect at the time of purchase to advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period.  These advertisers are also granted bonus advertising time in addition to the time purchased.  The Company invests cash deposited pursuant to advance sales and includes interest generated on such investments in broadcasting revenue.  In 2010, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 22.0% of total broadcasting revenue (excluding revenue from our operations in the United States), compared to 24.9% for 2009 and 33.7% for 2008.

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

OIR Network

Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates.  At December 31, 2010, Grupo Radio Centro had 110 affiliates located in 76 cities throughout Mexico. During the last three years, broadcasting revenue from OIR-related activities ranged from 3.2% to 3.3% of total broadcasting revenue (excluding revenue from our operations in the United States).  In 2010, approximately 3.2% of the Company’s revenue (excluding revenue from our operations in the United States) was attributable to its work through OIR, and no single affiliate represented more than 15.6% of total OIR-related revenue.

At December 31, 2010, 13 of the Company’s OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 6 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm’s-length basis.

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

Competition

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change.  As of December 31, 2010, there were 54 commercial radio stations in Mexico City 31 AM and 23 FM stations) and twelve not-for-profit, public-service stations (four FM and eight AM).  These stations constitute all of the currently available radio broadcast channels within Mexico City’s AM and FM frequency spectrum.

Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at December 31, 2010, and a chart depicting the audience share of each.

Operation of Mexico City Stations by Grupo Radio Centro and its Principal Competitors(1)

	AM Stations	FM Stations	Total

Grupo Radio Centro	5	6	11
Grupo Acir	2	4	6
Televisa Radio	3	3	6
NRM Comunicaciones	3	3	6
Grupo Radio Fórmula	3	2	5
Grupo Imagen	0	2	2
MVS Radio	0	2	2

Total	16	22	38

(1)      Source: Grupo Radio Centro.

Mexico City Radio Audience Share (1970-2010)(1)

50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Grupo Radio Centro
Grupo Acir
Televisa Radio
NRM Comunicaciones
Grupo Radio Fórmula
MVS Radio
Grupo Imagen
Grupo Monitor

Fuente: Inra del 1970 a 2001 - Arbitron de 2002 a 2006 - Ibope de Julio 2007 a Diciembre 2010

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

According to IBOPE, the Company’s Mexico City audience share increased to 50.4% in 2010.  According to IBOPE, the Company’s average Mexico City audience share increased from 42.9% in 2008 to 43.4% in 2009.  The Company has experienced gradual declines in previous years, which were mainly attributable to increased competition from other radio stations that adopted formats similar to the Company’s most successful formats, including Juvenil—Youth Oriented, Grupera—Diverse Musical Genres and News/Talk Show.

The Company believes that its balanced portfolio of station formats reduces the impact of a decline in audience share of any one format segment or station.  For example, the Company’s most popular station, XEQR-FM, which was the top-ranked station in Mexico City for the year ended December 31, 2010, represented only 27.6% of the Company’s total radio audience.  However, there can be no assurance that competition within, or a decline in the popularity of, a given format will not decrease the Company’s aggregate audience share in the future.

In addition, the Company faces strong competition for advertising revenue from both television and various print media.

OIR Network Competition

The Mexican radio-network market is highly competitive.  As of December 31, 2010, there were 28 radio networks serving 706 AM radio stations and 443 FM radio stations outside Mexico City.  The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company’s affiliates that are served by OIR to compete effectively.

Significant Subsidiaries

The following table sets forth the Company’s significant subsidiaries at December 31, 2010:

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest		Description
XEQR, S.A. de C.V.	Mexico	99.9%		Radio station

XERC, S.A. de C.V.	Mexico	99.9%		Radio station

XEEST, S.A. de C.V.	Mexico	99.9%		Radio station

XEQR-FM, S.A. de C.V.	Mexico	99.9%		Radio station

XERC-FM, S.A. de C.V.	Mexico	99.9%		Radio station

XEJP-FM, S.A. de C.V.	Mexico	99.9%		Radio station

XEDKR-AM, S.A. de C.V.	Mexico	99.9%		Radio station

Radio Red, S.A. de C.V.	Mexico	99.9%		Radio station

Radio Red-FM, S.A. de C.V.	Mexico	99.9%		Radio station

Radio Sistema Mexicano, S.A.	Mexico	99.9%		Radio station

Estación Alfa, S.A. de C.V.	Mexico	99.9%		Radio station

Emisora 1150, S.A. de C.V.	Mexico	99.9%		Radio station

Grupo Radio Centro LA, LLC	United States of America	100.0	%(1)	Radio station

GRC Comunicaciones, S.A. de C.V.	Mexico	100.0%		Marketing company

GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	Mexico	99.9%		Marketing company

Promotora Técnica de Servicios Profesionales, S.A. de C.V.	Mexico	99.9%		Service company

Publicidad y Promociones Internacionales, S.A. de C.V.	Mexico	99.9%		Service company

(1) As the result of a capital reduction in February 2010, the Company owns 100% of Grupo Radio Centro LA, LLC.  See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Investment in GRC-LA.”

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
To2 México, S.A. de C.V.	Mexico	100%	Service company

Promo Red, S.A. de C.V.	Mexico	99.9%	Service company

Universal de Muebles e Inmuebles, S.A. de C.V.	Mexico	99.8%	Real estate company

Inmobiliaria Radio Centro, S.A. de C.V.	Mexico	99.9%	Real estate company

Desarrollos Empresariales, S.A. de C.V.	Mexico	99.9%	Sub-holding company

Radiodifusión Red, S.A. de C.V.	Mexico	99.9%	Sub-holding company

Enlaces Troncales, S.A. de C.V.	Mexico	99.9%	Sub-holding company

Música, Música, Música, S.A. de C.V.	Mexico	99.9%	Non-operating company

Promotora de Éxitos, S.A. de C.V.	Mexico	99.9%	Non-operating company

Producciones Artísticas Internacionales, S.A. de C.V.	Mexico	99.9%	Non-operating company

Property and Equipment

All of Grupo Radio Centro’s tangible assets are located in Mexico.  At December 31, 2010, the net book value of all property and equipment was approximately Ps. 436.5 million (U.S.$ 35.3 million).

Grupo Radio Centro’s principal executive offices and studios are located in Mexico City and are owned by the Company.  In 1992 Grupo Radio Centro purchased the Constituyentes building, a 102,000 square foot building of which, at December 31, 2010, the Company occupied approximately 81,000 square feet.  The remainder is available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building.  Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities.  In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government.  As a result of a 1993 change in Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de México, a state-owned entity, to operate its own up-link equipment.  This up-link equipment has been operational since the end of 1994 and was upgraded in December 2005 and the first quarter of 2006 (see “—Business Strategy—Production and Transmission of Programming”).

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

Regulation of Radio Broadcasting by Mexico

Licenses.  Under the Federal Radio and Television Law, amended by the Mexican Congress in April 2006 and June 2009, owners and operators of radio stations in Mexico must obtain a license from the Mexican government through the SCT to broadcast over a specified channel.  After a call for bids and a public bidding process, a 20-year license is granted to the winning applicant upon payment of a fee.  The SCT through Cofetel, may terminate or revoke the license at any time upon the occurrence of, among others, the following events: failure to construct broadcasting facilities within a specific period; changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization; failure to broadcast for more than 60 days without reasonable justification; and any violation of any of the other terms of the license.  Under Mexican law, if the Company’s license were revoked for certain specified reasons, Grupo Radio Centro would forfeit to the Mexican government its transmission and antenna facilities with respect to the license.  If the license were terminated early for other causes, the Mexican government would have a right of first refusal to purchase all these assets at a price fixed by an independent appraiser.  In addition, if the SCT, through Cofetel, terminates or revokes a license, the licensee may not obtain a new license for one to five years and, in some cases, may be forbidden from obtaining a new license at all.  Under current regulations, we believe that it is unlikely that additional licenses will be granted in the Mexico City market.

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

The following table sets forth the Company’s broadcasting revenue and broadcasting income (excluding depreciation, amortization and corporate, general and administrative expenses) on a quarterly basis, in each case as a percentage of its respective total, for 2010, 2009 and 2008.

	Broadcasting Revenue			Broadcasting Income
	2010	2009	2008	2010	2009	2008
First quarter.	18.3%	19.8%	17.4%	2.5%	22.8%	8.5%
Second quarter.	23.0	22.6	23.6	18.8	24.3	22.9
Third quarter.	24.9	24.3	27.5	24.4	6.8	30.8
Fourth quarter.	33.8	33.3	31.5	54.3	46.1	37.8
Total	100%	100%	100%	100%	100%	100%

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

Mexico began to enter a recession in the fourth quarter of 2008 during which GDP fell by approximately 1.6%. GDP fell by 6.5% in 2009 and has grown by approximately 5.5% in 2010. If the Mexican economy experiences another recession, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

The annual rate of inflation in Mexico, as measured by changes in the INPC, was 4.4% for 2010. Inflation for the first quarter of 2011 was 1.1%. The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

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

Changes in Inflation Accounting

Through the end of 2007, MFRS required us to recognize certain effects of inflation in our financial statements. It also required us to restate financial statements from prior periods in constant pesos as of the end of the most recent period presented. As discussed below, due to the current level of inflation in Mexico, we have not applied the effects of inflation to our financial information in 2008, 2009 and 2010.

Due to the adoption of MFRS B-10, effective January 1, 2008, inflation accounting methods no longer apply unless the economic environment qualifies as “inflationary” for purposes of MFRS. An environment is considered inflationary if the cumulative inflation rate equals or exceeds 26.0% over the three preceding years (equivalent to an average of 8.0% in each year). Because of the relatively low level of Mexican inflation in recent years (4.4% in 2010, 3.6% in 2009 and 6.5% in 2008), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2010 does not qualify the Mexican economic environment as inflationary.

As a result, we have not applied the effects of inflation to our financial information in 2010, 2009 and 2008. In our financial information for 2010, 2009 and 2008, inflation adjustments for prior periods have not been removed from shareholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by MFRS. In this respect, our financial statements for 2010, 2009 and 2008 are not comparable to those for prior periods.

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

Changes in MFRS

Note 3 to our Consolidated Financial Statements discusses new accounting pronouncements under MFRS that came into force in 2008, 2009 and 2010. The 2008, 2009 and 2010 pronouncements have already been fully implemented in the financial statements included in this Annual Report. Certain pronouncements have required us to change our financial presentation in 2010 in ways that have not had a material effect on our results of operations and our balance sheet.

Critical Accounting Policies

Revenue Recognition

Grupo Radio Centro’s revenue is generated mainly from the sale of commercial airtime to advertising agencies and businesses. The Company does not recognize sales of commercial airtime until after the relevant advertisement is broadcasted.

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

Deferred Taxes

Under MFRS, the Company is required to recognize income tax effects of basis differentials between the Company’s assets and liabilities for financial accounting and tax reporting purposes. This standard is similar to U.S. GAAP.

MFRS requires that all deferred taxes be classified as long-term. Under U.S. GAAP, deferred taxes are classified as either current or non-current based on the classification of the related asset or liability for financial reporting purposes.

2010 vs. 2009 Results of Operations

For the year ended December 31, 2010, broadcasting revenue was Ps. 907.9 million, representing a 15.5% increase compared to the Ps. 785.9 million reported in 2009. The increase in broadcasting revenue was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased an additional Ps. 81.6 million worth of airtime in 2010 compared to 2009, as well as to an increase in revenues of Ps. 40.4 million from the Los Angeles radio station KXOS-FM during 2010 (due, in part, to KXOS-FM beginning in April 2009, resulting in a comparison between twelve months for the 2010 period and eight and a half months for the 2009 period).

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2010 were Ps. 688.1 million, a 15.6% increase compared to the Ps. 595.0 million reported in the same period for 2009. This increase was primarily due to (i) KXOS-FM beginning in April 2009, resulting in a comparison between twelve months for the 2010 period and eight and a half months for the 2009 period, (ii) higher sales commissions due to an increase in broadcasting revenue, and (iii) expenses related to the Company’s mass media advertising campaigns.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2010 was Ps. 219.8 million, an increase of 15.2% compared to the Ps. 190.9 million reported in 2009. This increase was mainly attributable to the increase in broadcasting revenue described above.

Depreciation and amortization expenses for the year ended December 31, 2010 were Ps. 23.9 million, a decrease of 8.3% compared to the Ps. 26.0 million reported in 2009. This decrease was due to a reduction in the Company’s depreciable asset base.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2010 were Ps. 14.9 million, the same amount reported in 2009.

As a result of the foregoing, the Company reported operating income of Ps. 181.0 million for the year ended December 31, 2010, a 20.8% increase compared to the Ps. 149.9 million reported in 2009.

Other expenses, net, for the year ended December 31, 2010 were Ps. 42.5. million, a 36.1% decrease compared to the Ps. 66.5 million reported in 2009. This decrease was mainly attributable to legal expenses incurred in 2009 related to contractual agreements for the Los Angeles radio station, as well as revenue from tax credits during the third quarter of 2010 and to a reduction of the reserve for labor liabilities in the fourth quarter 2010.

The Company’s comprehensive financing cost for 2010 was Ps. 26.1 million, compared to the Ps. 40.6 million reported in 2009. This decrease was mainly due to a lower loss on net foreign currency exchange from Ps. 17.1 million in 2009 to Ps. 217,000 in 2010.

For the year ended December 31, 2010, the Company reported income before taxes of Ps. 112.4 million, compared to Ps. 42.8 million reported in 2009, mainly due to the increase in broadcasting revenue and to the decrease in the Company’s other expenses, net, and the Company’s comprehensive cost of financing .

The Company recorded income taxes of Ps. 51.9 million for the year ended December 31, 2010, compared to Ps. 38.3 million recorded in 2009, primarily due to higher taxable income. The Company’s effective tax rate decreased to 46.2% in 2010 from 89.6% in 2009. Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax purposes. This causes our pretax income to be affected by taxable monetary gain or loss on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets. Additionally, our effective tax rate was lower in 2010 than in 2009 mainly because we recognized other income in 2010 that was exempt from taxes.

As a result of the foregoing, the Company recorded net income of Ps. 60.4 million for the year ended December 31, 2010, a significant increase when compared to net income of Ps. 4.4 million reported in 2009.

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

As a result of the foregoing, the Company recorded net income of Ps. 4.4 million for the year ended December 31, 2009, compared to net income of Ps. 126.8 million reported in 2008.  The Company’s lower net income in 2009 reflected, in large part, operating losses generated by the radio station we operate in Los Angeles.  In 2009, the Aguirre family owned 49.0% of the investment in this station.  However, following a capital reduction of GRC-LA in February 2010, described under Item 7, “Major Shareholders and Related Party Transactions— Related Party Transactions –Investment in GRC-LA,” the Company owns 100% of this investment.  As a result, future losses or income generated by GRC-LA will not be offset by the family’s minority interest and will be borne fully by the Company.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations.  The Company’s operating activities provided Ps. 136.8 million in 2010, Ps. 55.4 million in 2009 and Ps. 69.3 million in 2008. Working capital at December 31, 2010 was Ps. 174.5 million and at December 31, 2009 was Ps. 247.0 million.

Although cash flow from operations historically has been sufficient to cover the Company’s working capital needs, the Company’s investment in April 2009 in a Los Angeles radio station has resulted in increased working capital needs.  On June 1, 2010, the Company borrowed Ps. 30 million under the revolving tranche of our credit facility to meet working capital needs, which we repaid on November 9, 2010.  The Company currently has a borrowing capacity of Ps. 60 million under its credit facility but its ability to borrow under that facility is subject to compliance with covenants.  Although the Company currently expects to be able to meet its working capital needs in 2011 with cash flow from operations, there can be no assurances that it will not need to borrow further amounts.

During 2010, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 100 million and the repayment of indebtedness in the principal amount of Ps. 70.0 million.  During 2009, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 100.0 million and the repayment of indebtedness in the principal amount of Ps. 30.0 million.  In 2008, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 100.0 million. Grupo Radio Centro may from time to time repurchase its outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

Grupo Radio Centro invests its cash balances, generally, in short-term peso instruments, including overnight and time deposits, repurchase agreements, certificates of deposit and commercial paper of certain Mexican issuers.  The Company has not entered into any arrangements for the purpose of hedging interest rate or currency risk.

Indebtedness

In 2006, we entered into a credit facility with Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured peso-denominated loan in two tranches in an aggregate principal amount equivalent to up to U.S.$ 21.0 million.  As of the date hereof, Ps. 110 million (or approximately U.S.$ 9.4 million) is outstanding under this credit facility.  The first, non-revolving tranche is for a peso-denominated amount equivalent to up to U.S.$ 14 million to be used for capital expenditures and other corporate purposes.  The second, revolving tranche is for a peso-denominated amount equivalent to up to U.S.$ 7 million to be used for working capital purposes.

On March 26, 2009, we drew down on the first tranche, in the amount of Ps. 200 million, to finance the prepayment of the first two years of fees under the local marketing agreement we entered into with Emmis.  We are required to repay the principal amount over five years in 20 quarterly installments beginning June 1, 2009 and make quarterly interest payments at an annual rate of 13.0% through March 18, 2010 and at 9.5% thereafter.  On June 1, 2010, we borrowed Ps. 30 million under the second tranche for working capital purposes, which we repaid on November 9, 2010.

Amounts borrowed under the credit facility are guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters but excluding any equipment used for broadcasting.

As of the date hereof, our remaining borrowing capacity under the credit facility is Ps. 60 million.  The credit facility will expire on June 16, 2015.  The principal conditions to drawing down include that we are in compliance with our obligations under the credit facility; there be no material adverse change resulting in a loss or liability to us equivalent to 5% or more of our total assets (as such condition is more fully defined in the credit facility) and no material adverse change in the banking environment or international capital markets; borrowed amounts be secured by a first priority lien on substantially all of our property; and there be no event of default under the credit facility has occurred.  If any of the conditions to draw down is not met or waived, we will be unable to obtain funds under the credit facility.

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

We were not in compliance with the fixed charges coverage ratio for the first and second quarters of 2010 and obtained waivers from the lender of this non-compliance for each quarter.   Since then, we have been in compliance with our financial covenants.  If we fail to comply with any covenant under the credit facility in the future, there can be no assurance that we will be able to obtain waivers or that the lender will not accelerate amounts due under the credit facility.  If we are unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing our indebtedness.  Such events would have a material adverse effect on our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

In 2010, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company’s financial condition.

Contractual Obligations

In the table below we set forth contractual obligations consisting of long-term debt as of December 31, 2010 and the period in which the contractual obligations come due.  The amount of our long-term debt reported in the table excludes fee payments, which are primarily variable amounts.  The table below does not include pension liabilities, tax liabilities or accounts payable.

	Payments Due by Period
	(as of December 31, 2010)
	Total		2011		2012-2013		2014-2015		2016 and beyond
	(in millions of Mexican pesos)
Contractual obligations:
Total debt(1)	Ps.	130.0	Ps.	40.0	Ps.	80.0	Ps.	10.0	Ps.	–
Interest		20.8		10.7		9.9		0.2		–

(1)	Excludes interest payments and fees.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was Ps. 60.4 million for 2010, Ps. 4.4 million for 2009 and Ps. 126.7 million for 2008.  For the year ended December 31, 2009, no U.S. GAAP adjustment to net income was required because, as of January 1, 2009, a non-controlling interest in subsidiaries is treated as a part of shareholders’ equity under both U.S. GAAP and MFRS.  The slight difference between net income under MFRS and U.S. GAAP for the years ended December 31, 2008 and 2007 was due to the treatment under U.S. GAAP of a non-controlling interest in subsidiaries of the Company as a liability.

Operating income under U.S. GAAP was Ps. 138.5 million for the year ended December 31, 2010, Ps. 83.4 million for 2009 and Ps. 179.7 million for 2008.  For the years ended December 31, 2010, 2009 and 2008, certain other expenses, net of the Company that are classified as non-operating charges under MFRS are charged against operating income under U.S. GAAP

Shareholders’ equity under U.S. GAAP was Ps. 1,279.9 million at December 31, 2010, Ps. 1,380.1 million at December 31, 2009 and Ps.1,422.4 million at December 31, 2008.  In 2010 and 2008, the difference between shareholders’ equity under MFRS and U.S. GAAP was mainly due to the U.S. GAAP limitation, which unlike MFRS, does not allow the Company to record an increase in value of previously impaired buildings held for sale.  In 2009, the difference was mainly due to the treatment under U.S. GAAP of a non-controlling interest in subsidiaries of the Company as a liability, which was offset by the increase in value of previously impaired buildings held for sale.

Pursuant to MFRS, for dates and periods prior to 2008, Grupo Radio Centro’s financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; these effects have not been reversed in the reconciliation to U.S. GAAP.  Due to the Company’s adoption of Bulletin D-4, the Company’s financial statements for 2010, 2009 and 2008 include an expanded recognition of deferred taxes under MFRS that more closely parallels U.S. GAAP.  Accordingly, there were no differences related to deferred taxes that had to be reconciled between Mexican and U.S. GAAP for purposes of the Consolidated Financial Statements.

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

Of the total number of directors, and their respective alternate directors, at least 25% must be independent directors.  Independent directors may not be individuals related to the Company, such as, among others, employees or officers of the Company, controlling shareholders, important customers, suppliers, debtors or creditors of the Company, or their respective shareholders, directors or employees.  Alternate directors only serve in place of their respective regular directors and alternates of independent directors, must also meet the requirements for independent directors.

The board of directors currently consists of 12 members.  Alejandro Sepulveda de la Fuente is the secretary to the board of directors.  The current members of the board of directors were reelected at the annual shareholders meeting on April 28, 2011 for a one-year term.  Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below.  In addition to the “other directorships” listed below, two Aguirre members of the board of directors, Francisco Aguirre and María Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

Name	Position	Age	Years as director	Principal occupation	Other directorships
Francisco Aguirre G.	Chairman	69	11	Private investor	Chairman of the board of Grupo Radio México, S.A. de C.V.
María Esther Aguirre G.	First Vice Chairperson	71	11	Private investor	–
María Adriana Aguirre G.	Second Vice Chairperson	64	11	Private investor	–
Ana María Aguirre G.	Director	66	40	Private investor	–
Carlos Aguirre G.	Director	56	11	Chief Executive Officer of Grupo Radio Centro	–
Rafael Aguirre G.	Director	53	18	Private investor	Director of the Quintana Roo branch of HSBC México, S.A. (formerly Banco Internacional, S.A.); Director of the Yucatan Peninsula branch of Banco Nacional de México, S.A.
José Manuel Aguirre G.	Director	48	11	Real estate investor	–
Pedro Beltrán N.	Director	67	9	Finance & Administrative Director and Chief Financial Officer of Grupo Radio Centro	–
Luis Alfonso Cervantes Muñiz	Director	55	6	Attorney	–
Gustavo Gabriel Llamas Monjardín	Director	48	6	Public accountant	–
Thomas Harold Raymond Moffet	Director	69	11	President of Amsterdam Pacific Capital, LLC (a financial advisory firm)	–
Luis Manuel de la Fuente Baca	Director	65	11	Financial advisor	–

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

Audit Committee

The Audit Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca (chairman).  All three members of the Audit Committee also serve on the Company’s board of directors.  The shareholders ratified the appointment of these members to the Audit Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on April 28, 2011.  As required by our bylaws and applicable law, all members of the Audit Committee are independent, as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Item 16A, “Audit Committee Financial Expert.”  In order for a meeting of the Audit Committee to be valid, the majority of its members must be present, and the Audit Committee must adopt resolutions by majority vote.

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

Corporate Practices Committee

The Corporate Practices Committee consists of Thomas Harold Raymond Moffet, Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca (chairman).  All three members of the Corporate Practices Committee also serve on the Company’s board of directors.  The shareholders ratified the appointment of these members to the Corporate Practices Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on April 28, 2011.  As required by our bylaws and applicable law, all members are independent, as defined by the Mexican Securities Market Law and Rule 10A-3 of the Exchange Act.  In order for a meeting of the Corporate Practices Committee to be valid, the majority of its members must be present, and the Corporate Practices Committee must adopt resolutions by majority vote.

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

Executive Officers

The executive officers of Grupo Radio Centro are as follows:

		Years as	Years of
Name	Position	officer	service

Carlos Aguirre G.	Chief Executive Officer	32	37

Pedro Beltrán N.	Finance & Administrative Director and Chief Financial Officer	25	25

Arturo Yáñez F.	Auditing Director	27	27

Sergio González L.	Operations Director	27	27

Luis Cepero A.	Audio Engineering Director	28	50

Eduardo Stevens A.	Transmission Engineering Director	21	31

Gonzalo Yáñez V.	Marketing Director	11	14

Rodolfo Nava C.	Treasurer and Financial Information Manager	11	25

Alvaro Fajardo de la Mora	General Counsel	26	26

Luis Miguel Carrasco N.	Commercial Director	13	18

Alfredo Azpeitia Mera	Investor Relations Manager	18	22

Compensation

For the year ended December 31, 2010, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 25.8 million, of which approximately Ps. 7.1 million was paid in the form of bonus compensation.  The bonus compensation amounts were determined based on various factors, including quarterly financial results and station ratings and rankings.

The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2010 was Ps. 23.4 million.  The total of payments to directors for attendance at Board of Director meetings during 2010 was Ps. 189,000.  The total payments to Audit Committee members for attendance at Audit Committee meetings during 2010 was Ps. 739,000.

Board Practices

None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment.

Employees

At December 31, 2010, Grupo Radio Centro employed a total of 467 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Televisión, Similares y Conexos de la República Mexicana (Radio and Telecommunications Workers Union, or the “Union”).  The Company employed a total of 481 full-time employees at December 31, 2009 and a total of 484 full-time employees at December 31, 2008.  Grupo Radio Centro also employs a varying number of temporary employees.  During 2010, the Company employed an average of 85 temporary employees.  All employees of Grupo Radio Centro work in Mexico City.

Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the “Contrato Ley”) that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union if exceptions from the Contrato Ley are desired.  All of Grupo Radio Centro’s current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley.  The current Contrato Ley was renewed on February 1, 2010; however, salary increases are implemented annually.  On February 1, 2011, the Company and the Union agreed to a 4.6% increase in salaries.  Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

As of December 31, 2010, the Aguirre members of the board of directors had beneficial ownership, through a Mexican trust through which they hold Series A Shares, of 84,064,946 Series A Shares of the Company, representing 51.6% of the outstanding Series A Shares.  See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

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

The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of June 6, 2011.

Name of Person or Group	Series A Shares Beneficially Owned		Percentage of Series A Shares(1)
The Trust	84,064,946		51.6%
María Esther Aguirre G.	84,064,946	(2)	51.6%
Francisco Aguirre G.	84,064,946	(2)	51.6%
María Adriana Aguirre G.	84,064,946	(2)	51.6%
Ana María Aguirre G.	84,098,246	(2)(3)	51.7%
Carlos Aguirre G.	84,088,346	(2)(4)	51.6%
Rafael Aguirre G	84,064,946	(2)	51.6%
José Manuel Aguirre G.	84,064,946	(2)	51.6%

(1)	Percentages are based on 162,724,561 Series A Shares issued and outstanding as of June 6, 2011.
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

The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors.  See Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership.”  At June 1, 2011, to the best knowledge of the Company, approximately 2.9% of the outstanding Series A Shares was represented by ADSs.  It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

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

Family Control of OIR Network Affiliates

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 13 of the 110 affiliates in the network serviced by OIR at December 31, 2010.  Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 7.4% of OIR revenue (or 0.2% of the Company’s total broadcasting revenue) for 2010 (excluding revenue from our operations in the United States), 10.3% of OIR revenue (or 0.3% of the Company’s total broadcasting revenue) for 2009, and 9.6% of OIR revenue (or 0.3% the Company’s total broadcasting revenue) for 2008. The Company has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties.  The Company does not believe that such transactions have been material.

Service Contract

On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre G., chairman of the board of directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre.  The Company incurred expenses under this contract totaling Ps. 4.0 million in 2010, Ps. 4.0 million in 2009 and Ps. 3.3 million in 2008. See Note 6 to the Consolidated Financial Statements.

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

Sale of Goods and Services

The Company makes available to employees, including key management personnel, and directors and directors’ family members goods and services obtained by the Company in barter transactions.  These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company’s employees.  The Company received a total of Ps. 3.8 million in 2010, Ps. 3.5 million in 2009 and Ps. 3.1 million in 2008 from executive officers and directors and their families in connection with these transactions.  See Note 6 to the Consolidated Financial Statements.

Attention to Aguirre Family Matters

Carlos Aguirre G., the Chief Executive Officer, Pedro Beltrán, the Chief Financial Officer, and Alvaro Fajardo, the General Counsel, have spent a portion of their time on Aguirre family matters for which the Company has not been separately compensated.

Item 8.  Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-46.

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

In August 2008, the Company challenged the arbitration award as unconstitutional in an amparo filed with District Judge 6 of Civil Matters.  District Judge 6 of Civil Matters dismissed the amparo based on procedural grounds.  The Company challenged this action before the Thirteenth Circuit Court, and in February 2009, that court ruled the Company’s amparo was admissible and remanded it to District Judge 6 of Civil Matters.  In April 2009, District Judge 6 of Civil Matters granted the Company’s amparo, in part, but dismissed the amparo with respect to the Company’s challenge of the constitutionality of certain provisions of the Mexican commercial code.  The Company then appealed this dismissal to the Thirteenth Circuit Court in July 2009, which in turn referred the constitutional question to the Mexican Supreme Court.  In September 2010, the Mexican Supreme Court concluded that the disputed commercial code provisions are constitutional, thus denying the Company’s amparo in which it sought to challenge the arbitration award as unconstitutional.  The Company believes that enforcement of the arbitration award remains subject to lower court proceedings.  In May 2011, Infored and Mr. Gutiérrez Vivó requested that Civil Judge 63 of the Federal District Superior Tribunal of Justice enforce the arbitration award on summary judgment.  Civil Judge 63 denied summary judgment.

The Company plans to continue to challenge the validity of the arbitration award in the Mexican courts.  Although the Company believes it has merits to achieve a favorable outcome, if the Company is ultimately unsuccessful in challenging the enforcement of the arbitration award in Mexico, it will be required to finance any amounts due.  See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”  The Company’s ability to obtain financing is subject to various factors, including general market conditions, the Company’s financial condition and results of operations and the fact that the Company has pledged substantially all of its assets under its outstanding indebtedness.  Accordingly, the Company may not be able to obtain financing in a timely manner, or on acceptable terms, or at all.  If the Company incurs additional indebtedness or it is unable to obtain financing when needed, the Company’s financial condition and results of operations may be materially and adversely affected.

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

The Company is also involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps. 30.5 million.  The Company has not recorded a provision for these claims, as the Company’s management believes that the cases will be resolved in favor of the Company.

Other than proceedings related to labor claims and proceedings related to the arbitration with Infored described above, neither the Company nor any of its subsidiaries is currently engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

Dividend Policy

The table below sets forth each of the dividends paid by the Company during the period from 2007 to 2010, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

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

	Mexican Stock Exchange		New York Stock Exchange
	Amounts per Series A Share and per CPO (in nominal pesos)		Amounts per ADS (in U.S. dollars)
	High	Low	High	Low

2006	13.10	7.15	10.75	5.50
2007	18.95	12.30	15.65	8.90
2008	16.00	9.50	14.14	5.21
2009	14.10	7.00	10.60	2.96
First quarter	14.00	7.00	9.99	2.96
Second quarter	11.5	7.00	8.25	4.36
Third quarter	11.50	8.99	8.89	5.85
Fourth quarter	14.10	8.99	10.60	7.07
2010	14.50	7.50	9.31	6.35
First quarter	14.00	9.00	9.00	8.00
Second quarter	12.00	7.60	8.95	6.38
Third quarter	11.70	7.50	8.11	6.35
Fourth quarter	14.50	9.01	9.31	7.65
Most Recent Six Months
December 2010	13.30	11.12	9.31	7.80
January 2011	13.40	11.40	10.03	9.47
February 2011	16.00	12.86	13.03	9.66
March 2011	18.40	13.60	11.00	9.35
April 2011	14.59	13.00	11.65	9.95
May 2011	14.45	13.00	11.50	8.36

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

On April 3, 2009, the Company entered into a local marketing agreement with certain subsidiaries of Emmis Communications Corporation, a U.S. radio broadcasting company.  Under the local marketing agreement, the Company provides programming to, and sells advertising time on, KXOS-FM, a radio station broadcasting in Los Angeles, California, for up to seven years.  The Company is obligated to pay Emmis U.S.$ 7 million per year, plus expenses incurred by Emmis with respect to the station.  On April 7, 2009, the Company advanced U.S.$ 14 million (approximately Ps. 200 million) as prepayment for the first two years of fees under the local marketing agreement.  The Company financed the prepayment with a bank loan in an aggregate principal amount of Ps. 200 million.  Beginning in April 2011, following  the initial prepayment, the Company pays Emmis a monthly fee of U.S.$ 583,000.

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

Other than the foregoing, the only material contracts entered into by the Company in the two-year period before this filing has been entered into in the ordinary course of business.

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

TAXATION

The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in CPOs or ADSs.  In particular, this summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that are subject to special tax rules, that own or are treated as owning 10% or more of the voting shares (including CPOs) of the Company or that may have acquired Series A Shares issued by the Company.  This summary also includes a limited description of certain U.S. federal income tax consequences with respect to non-U.S. holders.

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

Taxation of Dividends

Mexican Tax Considerations

During 2011, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year before the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 or 2010 taxable year.  In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2011 taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Taxation of Capital Gains

Mexican Tax Considerations

Gains obtained during 2011 on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes, will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Income generated on the sale of CPOs during 2011 by individuals or legal entities that are non-resident of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes.

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

Unless it can be proved that the services were not utilized in Mexico, commissions paid in brokerage transactions for the sale of CPOs on the Mexican Stock Exchange are subject to a value added tax rate of 16%.

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

Foreign Currency Exchange Risk

The Company’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar.  For the year ended December 31, 2010, the Company had net foreign currency exposure of U.S.$ 1.6 million, which consisted of short-term U.S. dollar-denominated bank deposits.  The Company acquired these instruments for purposes other than trading purposes.  See Note 4 to the Consolidated Financial Statements.

Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company’s foreign currency denominated costs and expenses and of any obligation of the Company with respect to any foreign currency denominated liabilities.  The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 4.5 million in 2010.

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

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders’ Rights

None.

Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

BDO Hernández Marrón y Cía., S.C., an independent registered public accounting firm, that has audited our financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting, which appears under Item 18 of this Annual Report on Form 20-F.

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

Item 16C.  Principal Accountant Fees and Services

Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, BDO Hernández Marrón y Cía., S.C. (“BDO HM”), for the fiscal years ended December 31, 2009 and 2010:

	Year ended December 31,
	2010		2009
	(in thousands)
Audit fees	Ps.	1,500	Ps.	2,002

Audit fees in the above table are the aggregate fees billed by BDO HM in connection with the audit of our annual financial statements and the review of our interim financial statements and statutory and regulatory audits.  BDO HM has not billed us for fees related to any other services.

 Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services.  Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Auditor Independence

Prior to December 31, 2010, BDO HM was a member firm of BDO International Limited (“BDO International”), but ceased to be so effective January 1, 2011.  At that date, BDO HM’s audit of the Company’s financial statements for the fiscal year ended December 31, 2010 was substantially complete.  In accordance with the policy of the SEC Practice Section of the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (“SECPS Policy”), BDO USA, LLP (“BDO USA”) is required to review audits conducted by foreign member firms of BDO International in connection with certain SEC filings, including annual reports on Form 20-F.  Although BDO HM is no longer a member firm of BDO International, BDO USA reviewed BDO HM’s audit of the Company’s financial statements for the fiscal year ended December 31, 2010 pursuant to the SECPS Policy.  Effective January 1, 2011, Castillo Miranda y Compañía S.C. (“Castillo Miranda”) joined BDO International as a member firm in Mexico.  Gustavo Gabriel Llamas, a member of the Company’s Board of Directors and Audit Committee, is a partner of Castillo Miranda.  As a result of its relationship with Mr. Llamas by virtue of Castillo Miranda joining the BDO network, BDO USA is not independent for the purposes of Rule 2-01 of Regulation S-X.  Castillo Miranda did not participate in any aspect of the audit of the Company’s financial statements for the fiscal year ended December 31, 2010 and, subsequent to learning of the potential conflict of interest, Mr. Llamas recused himself from all Board of Directors and Audit Committee meetings concerning such audit.  The Company’s Board of Directors and Audit Committee as well as BDO HM have considered the impact that Mr. Llamas’s relationship to BDO USA may have had on BDO HM’s independence and have concluded that at no time was there an impairment of BDO HM’s objectivity and integrity with respect to its audit of the Company’s financial statements for the fiscal year ended December 31, 2010.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not make any purchases of its equity securities in 2010.

Item 16F.  Change in Registrant’s Certifying Accountant.

On and effective as of January 1, 2011, BDO HM was dismissed as the Company’s independent auditor. On February 28, 2011, the Company’s Board of Directors and Audit Committee resolved to appoint Galaz, Yamazaki, Ruiz Urquiza, S.C. (“Deloitte”), a member firm of Deloitte Touche Tohmatsu, Limited, as its external auditor beginning with the fiscal year ending December 31, 2011.

BDO HM’s reports on the Company’s financial statements for the year ended December 31, 2009 or December 31, 2010 did not contain any adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2009 and December 31, 2010 and the interim period from January 1, 2010 to the date hereof, there were no disagreements with BDO HM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of BDO HM would have caused BDO HM to make references to the subject matter of the disagreements in connection with any report.

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

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See pages F-1 through F-46, incorporated by reference herein.

Item 19.  Exhibits

Documents filed as exhibits to this annual report:

(a)	List of Financial Statements

Page

Consolidated Financial Statements of Grupo Radio Centro, S.A.B. de C.V. for the Years Ended December 31, 2010, 2009 and 2008

Reports of independent auditors	F-3

Consolidated balance sheets as of December 31, 2010 and 2009	F-6

Consolidated statements of income for the years ended December 31, 2010, 2009 and 2008	F-7

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2010, 2009 and 2008	F-8

Consolidated statement of cash flows for the years ended December 31, 2010 and 2009	F-9

Notes to the consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008	F-10 to F-46

All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)           List of Exhibits

Charter (Escritura Constitutiva), together with an English translation (a)	1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A.B. de C.V., dated December 16, 2009, filed as an English translation (o)	1.2

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (d)	2.1

Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May 18, 1993, September 14, 1993, May 25, 1999 and April 5, 2000 between certain members of the Aguirre family and Bancomer, S.A., as trustee, together with an English translation (b)	3.1

Trustee Substitution Agreement with respect to the Amended and Restated Controlling Trust Agreement of Trust F/632 (formerly Trust No. F/23020-1), dated June 15, 2007, between certain members of the Aguirre family, Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation (l)	3.2

Trust Agreement, No. F/29307-6, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English translation(c)	3.3

Trustee Substitution Agreement with respect to the Trust Agreement of Trust F/633 (formerly Trust No. F/29307-6), dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation (m)	3.4

Trust Dissolution Agreement with respect to Trust F/633, dated June 18, 2007, between certain members of the Aguirre family and IXE Banco, S.A., as trustee, filed as an English translation (l)	3.5

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institución de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V., filed as an English translation (h)	3.6

Amended and Restated Public Deed, dated as of June 27, 2003 (the “Amended and Restated CPO Deed”), filed as an English translation (h)	4.1

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, together with an English translation (e)	4.2

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation(g)	4.3

Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, filed as an English translation(j)	4.4

Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and José Gutiérrez Vivó, together with an English translation(e)	4.5

Credit Agreement, dated May 16, 2006, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusión Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as creditors, (the “Credit Agreement”), filed as an English translation(k)	4.6

Amendment to the Credit Agreement, dated May 16, 2008, filed as an English translation(m)	4.7

Second Amendment to the Credit Agreement, dated June 4, 2008, filed as an English translation(m)	4.8

Third Amendment to the Credit Agreement, dated May 14, 2009, filed as an English translation (o)	4.9

Local Marketing Agreement, dated as of April 3, 2009, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.10

Put and Call Agreement, dated as of April 3, 2009, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.11

List of Subsidiaries of the Company	8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13.1

Letter from BDO Hernández Marrón y Cía., S.C. Addressed to the SEC	15.1

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

(k) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006.

(l) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 2, 2007.

(m) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 30, 2008.

(n) Incorporated by reference to the Form 8-K of Emmis Communications Corporation (Commission File No. 0-23264) filed on April 8, 2009.

(o) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2010.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEARS ENDED DECEMBER

 31, 2010, 2009 AND 2008

TOGETHER WITH THE

INDEPENDENT AUDITORS’ REPORT

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010, 2009 AND 2008 AND FOR THE YEARS ENDED
DECEMBER 31, 2010, 2009 AND 2008

INDEX

Page

Independent auditors’ reports	F-3 - F-5

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-6

Consolidated Statements of Income
for the years ended December 31, 2010, 2009 and 2008	F-7

Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2010, 2009 and 2008	F-8

Consolidated Statements of Cash Flows
for the years ended December 31, 2010, 2009 and 2008	F-9

Notes to the Consolidated Financial Statements	F-10 - F-46

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Grupo Radio Centro, S.A.B. de C.V.:

We have audited the consolidated balance sheets of Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Radio Centro, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the consolidated statements of income and consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with the Mexican Financial Reporting Standards.

These financial statements have been translated into English solely for the convenience of readers of this language. In all cases where there are any inconsistencies between the English and Spanish versions, the Spanish version shall be considered authoritative and controlling.

BDO Hernández Marrón y Cía., S.C.
/s/ Patricio Claudio Montiel Flores
Audit Partner

Mexico City
February 16, 2011, except for the event described in Note 11, dated June 2, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Grupo Radio Centro, S.A.B. de C.V. and subsidiaries

We have audited Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Radio Centro, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15, Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income and consolidated statements of changes in shareholders’ equity and consolidated statements of cash flow for each of the three years ended December 31, 2010, 2009 and 2008 and our report dated February 16, 2011 expressed an unqualified opinion thereon.

BDO Hernández Marrón y Cía., S.C.

/s/ Patricio Claudio Montiel Flores
Audit Partner

Mexico City
February 16, 2011, except for the event described in Note 11, dated June 2, 2011.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS  AS OF DECEMBER 31, 2010 AND 2009
(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

ASSETS	2010				2009

CURRENT ASSETS:

Cash and equivalents and liquid demand investments (Note 5)	US$	11,584	Ps	143,443	Ps	175,537

Accounts receivable:
Broadcasting, net of allowance for doubtful accounts of Ps 6,636 and Ps 23,916 in 2010 and 2009		24,885		308,143		304,701
Others (Note 7)		524		6,490		6,863

		25,409		314,633		311,564

ADVANCE PAYMENTS AND OTHER ASSETS (Note 8)		2,614		32,368		117,996

Total current assets		39,607		490,444		605,097

PROPERTY AND EQUIPMENT, NET (Note 12 )		35,251		436,499		459,941

ADVANCE PAYMENTS AND OTHER ASSETS (Note 8)		-		-		26,662

DEFERRED CHARGES, NET (Note 13)		414		5,128		3,039

EXCESS COST OVER NET BOOK VALUE OF ASSETS OF SUBSIDIARIES, NET (Note 14)		66,939		828,863		828,863

OTHER ASSETS		276		3,416		3,353

	US$	142,487	Ps	1,764,350	Ps	1,926,955

LIABILITIES	2010				2009

CURRENT LIABILITIES:

Notes payable (Note 15)	US$	3,230	Ps	40,000	Ps	41,903
Advances from clients (Note 3-j)		11,286		139,751		175,502
Suppliers and other accounts payable (Note 16)		4,728		58,547		84,230
Income tax and other taxes
payable (Note 17)		6,271		77,644		56,495

Total current liabilities		25,515		315,942		358,130

LONG-TERM LIABILITIES:
Notes payable (Note 15)		7,269		90,000		130,000
Labor liabilities (Note 18)		4,768		59,042		65,871
Deferred taxes (Note 20)		712		8,814		16,475

Total liabilities		38,264		473,798		570,476

CONTINGENCIES (Note 22)		-		-		-

SHAREHOLDERS' EQUITY (Note 19):

Capital stock		91,291		1,130,410		1,130,410
Retained earnings		9,367		115,991		216,021
Reserve for the repurchase of shares		3,540		43,837		43,837

Controlled interest		104,198		1,290,238		1,390,268
Uncontrolled interest		25		314		(33,789)

Total shareholders' equity		104,223		1,290,552		1,356,479

	US$	142,487	Ps	1,764,350	Ps	1,926,955

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

	2010				2009		2008

Broadcasting income	US$	73,323	Ps	907,925	Ps	785,869	Ps	735,105

Broadcasting expenses, excluding depreciation and amortization		55,571		688,113		595,011		452,350

Broadcasting income		17,752		219,812		190,858		282,755

Depreciation and amortization		1,927		23,861		26,024		31,720

Corporate, general and administrative expenses		1,206		14,939		14,939		14,461

Operating income		14,619		181,012		149,895		236,574

Other expenses, net (Note 21)		(3,433)		(42,508)		(66,495)		(56,880)

Comprehensive cost of financing:

Interest expense		(2,128)		(26,345)		(23,528)		(8,376)
Interest income		36		446		53		228
Foreign exchange loss (gain), net (Note 4)		(17)		(217)		(17,140)		470

		(2,109)		(26,116)		(40,615)		(7,678)

Income before tax on income		9,077		112,388		42,785		172,016

Tax on income (Note 20)		4,198		51,978		38,342		45,251

Net income	US$	4,879	Ps	60,410	Ps	4,443	Ps	126,765

Net income (loss) corresponding to:
Controlled interest		4,878		60,402		58,386	Ps	126,720
Non-controlling interest		1		8		(53,943)		45

	US$	4,879	Ps$	60,410	Ps	4,443	Ps	126,765

Net income per share	US$	0.0300	Ps$	0.3711	Ps	0.3588	Ps	0.7790

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

					Reserve for
					repurchase
	Capital		Retained		of		Non-controlling				Comprehensive
	stock		earnings		shares		interest		Total		income

Balances as of December 31, 2007 (Note 19)	Ps	1,130,410	Ps	231,098	Ps	43,837	Ps	680	Ps	1,406,025	Ps	90,522

Dividends paid		-		(100,000)		-		-		(100,000)		-

Net income for the year		-		126,765		-		-		126,765		126,765

Non-controlling interest in net income of domestic subsidiary		-		(45)		-		45		-		-

Balances as of December 31, 2008 (Note 19)		1,130,410		257,818		43,837		725		1,432,790		126,765

Dividends paid		-		(100,000)		-		-		(100,000)		-

Net income for the year		-		4,443		-		-		4,443		4,443

Effect of foreign exchange translation of
non-controlling interest		-		(183)		-		-		(183)		(183)

Non-controlling interest in net income of		-		-		-		(34,514)		(34,514)		-
domestic subsidiary		-		53,943		-		-		53,943		-

Balances as of December 31, 2009 (Note 19)		1,130,410		216,021		43,837		(33,789)		1,356,479		4,260

Dividends paid		-		(100,000)		-		-		(100,000)		-
Net income for the year		-		60,410						60,410		60,410
Equity reimbursement held by shareholder´s
of the Company in the US subsidiary		-		(53,959)				34,095		(19,864)		-
Effect of foreign exchange translation of
non-controlling interest		-		(6,473)		-		-		(6,473)		(6,473)
Non-controlling interest in net income of
domestic subsidiary		-		(8)				8		-		-
Balances as of December 31, 2010 (Note 19)	Ps	1,130,410	Ps	115,991	Ps	43,837	Ps	314	Ps	1,290,552	Ps	53,937

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A. B. DE C.V. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(The figures that contain the symbol "Ps" are expressed in thousands of Mexican pesos and the figures that contain the symbol "US$" are expressed in thousands of U.S. dollars, Note 2)

	2010		2009		2008
OPERATING ACTIVITIES:

Income before tax on income:	Ps	112,388	Ps	42,785	Ps	172,016

Adjustments to reconcile income before
taxes on income to net cash provided by operating activities:
Depreciation and amortization		23,861		26,024		31,720
Interest gain		(446)		-		(228)
Other items		-		1,944		(348)
Pension plan (Gain) Expense		(13,613)		5,595		1,671
Equity reimbursement held by shareholder´s
Company is the US subsidiary		(19,864)		19,429		-
Financing activities:
Interest expense		26,345		23,528		8,376

		128,671		119,305		213,207

Decrease (Increase) in accounts receivable and others		109,158		(77,786)		(145,659)
Decrease in suppliers and other accounts payable		(41,954)		34,983		33,830
Tax on income paid		(59,034)		(21,148)		(31,988)

Net cash provided by (used in) operating activities		136,841		55,354		69,390

INVESTING ACTIVITIES:

Interest income		446		-		228
Effect of foreign exchange translation of non-controlled interest		(6,473)		(183)		-
Acquisition of properties and equipment		(2,508)		(21,064)		(35,199)

Net cash used in investing activities		(8,535)		(21,247)		(34,971)

FINANCING ACTIVITIES:

Proceeds from loan obtained		-		200,000		-
Loan payments		(40,000)		(30,000)		-
Interest paid		(20,400)		(21,624)		(8,376)
Dividends paid		(100,000)		(100,000)		(100,000)

Net cash (used in) provided by financing activities		(160,400)		48,376		(108,376)

CASH AND CASH EQUIVALENTS:

(Decrease) Increase for the year		(32,094)		82,483		(73,957)

Balance at the beginning of the year		175,537		93,054		167,011

Balance at the end of the year	Ps	143,443	Ps	175,537	Ps	93,054

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEARS ENDED
DECEMBER 31, 2010, 2009 AND 2008
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

Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following companies held during the years indicated below:

Companies:		2010	2009	2008

Radio stations:

XEQR, S.A. de C.V.		X	X	X
XERC, S.A. de C.V.		X	X	X
XEEST, S.A. de C.V.	(a)	X	X	X
XEQR-FM, S.A. de C.V.		X	X	X
XERC-FM, S.A. de C.V.		X	X	X
XEJP-FM, S.A. de C.V.		X	X	X
XEDKR-AM, S.A. de C.V.		X	X	X
XESTN – AM		X	X	X
Radio Red, S.A. de C.V.		X	X	X
Radio Red-FM, S.A. de C.V.		X	X	X
Estación Alfa, S.A. de C.V.		X	X	X
Emisora 1150, S.A. de C.V.		X	X	X
Radio Sistema Mexicano, S.A.		X	X	X
Grupo Radio Centro LA, LLC.	(c)	X	X	-

Companies:		2010	2009	2008

Marketing companies:

Grupo Radio Centro, S.A.B. de C.V.		X	X	X
GRC Radiodifusión, S.A.		X	X	X
GRC Publicidad, S.A. de C.V.	(d)	-	X	X
GRC Comunicaciones, S.A. de C.V.	(b)	X	X	X
GRC Medios, S.A. de C.V.	(d)	-	X	X
Radio Centro Publicidad, S.A. de C.V.	(d)	-	X	X

Service companies:

Promotora Técnica de Servicios
Profesionales, S.A. de C.V.		X	X	X
Publicidad y Promociones Internacionales, S.A. de C.V.		X	X	X
Promo Red, S.A. de C.V.		X	X	X
To2 México, S.A. de C.V.		X	X	X

Real estate companies:

Universal de Muebles e Inmuebles, S.A. de C.V.		X	X	X
Inmobiliaria Radio Centro, S.A. de C.V.		X	X	X

Sub-holding companies:

Desarrollos Empresariales, S.A. de C.V.		X	X	X
Radiodifusión Red, S.A. de C.V.		X	X	X
Enlaces Troncales, S.A. de C.V.		X	X	X

Non-operating companies:

Música, Música, Música, S.A. de C.V.		X	X	X
Promotora de Éxitos, S.A. de C.V.		X	X	X
Producciones Artísticas Internacionales, S.A. de C.V.		X	X	X

a)	Radio station managed and operated by Comercializadora Siete de México, S.A. de C.V.

b)	Subsidiary as of January 9, 2007.

c)	Grupo Radio Centro LA, LLC.

Grupo Radio Centro LA, LLC, a wholly-owned subsidiary of the Company, was incorporated on March 13, 2009 (“GRC-LA”) in accordance with the laws of the state of Delaware in the United States of America to provide programming on KXOS-FM radio pursuant to the local marketing agreement with Emmis Communications Corporation. The main activity of GRC-LA is the operation of the radio station with the call letters KXOS-FM (formerly, KMVN-FM) that operates on a frequency of 93.9 FM in Los Angeles, California (see Note 10).

As of December 31, 2010, the Company owned 100% of GRC-LA. On February 26, 2010, capital contributions of US$1,470 were returned to several members of the Aguirre family, the majority shareholders of the Company, which reduced their ownership interest in GRC-LA from 49% to zero.  The Company is now the sole shareholder of GRC-LA.

In the year ended December 31, 2010, GRC-LA incurred losses of Ps 107,456,  decreasing net income of the consolidated profits by 64% (43% in 2009).

d)	Merger between subsidiary companies.

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

NOTE 2 - BASIS OF CONSOLIDATION:

The consolidated financial statements include the financial information of the companies mentioned in Note 1.  The consolidated financial statements have been prepared to present the financial position as of December 31, 2010 and 2009 and the consolidated statements of income and the consolidated changes in shareholders’ equity for the years ended December 31, 2010, 2009 and 2008, the consolidated statement of cash flows for the years ended December 31, 2009 and 2008, of the companies of Grupo Radio Centro and its subsidiary companies. All intercompany balances and transactions have been eliminated in consolidation.

The US dollar amounts (denoted by the symbol “US$”) shown in the 2010 financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps12.3825/US$ 1.00, the buying rate of Mexican pesos on December 31, 2010, as published by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

The financial statements and their respective footnotes as of December 31, 2010 and 2009, and for the years ended on these dates, were audited and are presented in Mexican pesos of different purchasing power (See Note 3c)

2.	Translation of financial statements of foreign subsidiary:

As of December 31, 2010 and 2009, the financial statements of GRC-LA, which is located and operates in the United States, were translated into Mexican pesos by applying the guidelines of MFRS B-15, according to which GRC-LA is considered a foreign operation in a non-inflationary economic environment.  In accordance with MFRS B-15, the balance sheet and the statement of income of GRC-LA must be translated into the reporting currency of the financial statements (Mexican Pesos), as follows:

•	Monetary and non-monetary assets and liabilities – Using the exchange rate as of the date of the balance sheet.

•	Capital contributions, reductions, and dividends – Using the exchange rate as of the date of the transaction.

•	Retained earnings, revenue and costs – Using the weighted average exchange rate of the month when the transactions were made.

•	Effect of the translation is recognized as part of the comprehensive gain or loss in shareholders’ equity.

3.	Classification of expenses by function:

Expenses are presented based on function, which allows a distinction between operating broadcast expenses and corporate general and administrative expenses.

4.	Operating income:

Operating income is calculated by deducting operational and broadcasting expenses, general, corporate and administrative expenses, and depreciation and amortization from broadcasting revenues.

5.	Comprehensive income:

For the year ended December 31, 2007, the comprehensive income presented in the consolidated statement of changes in shareholders’ equity is the result of the Company’s total performance during the period and is represented by the year’s net income plus the adjustment of the additional liability from retirement payments, which in compliance with MFRS, is charged directly to shareholders’ equity.

b.	Adoption of new MFRS:

Following is a discussion of the new MFRS accounting pronouncements adopted by the Company that became effective as of January 1, 2010. Adoption of these MFRS did not impact the financial statements as of December 31, 2010, 2009 and 2008.

1.
MFRS C-1, Cash and cash equivalents – The main changes between  this MFRS and  the prior Bulletin C-1 are as follows: a) the concept of cash is modified to be consistent with the MFRS B-2; b) restricted cash is presented in a single item together with cash and cash equivalents; and c) the concepts of acquisition cost, restricted cash, cash equivalents, immediately available investments, net realization value, nominal value, and reasonable value are incorporated

2.	“Improvements to MFRS 2010”.- The following pronouncements were modified or adjusted:

➢
MFRS which affect valuation, presentation or disclosure of accounting changes in financial statements are: MFRS B-1 – Accounting Changes and Correction of Errors; MFRS B-7 – Business Acquisitions; and MFRS C-1 – Related Parties.

➢
MFRS requiring modifications to establish clearer and more understandable standards that do not generate accounting changes in financial statements are: MFRS A-5, Basic Elements in Financial Statements; MFRS B-3, Statement of Income; and MFRS B-15, Foreign Currency Translation.

➢	MFRS which relate to the two previously stated types of improvement are: MFRS B-2, Statement of Cash Flows; and MFRS C-7, Investments in Associated Companies and Other Permanent Investments.

The main improvements that generate accounting changes and must be recognized retrospectively, but that had no impact on the financial statements for the year ended December 31, 2010, are:

MFRS B-1, Accounting Changes and Correction of Errors – Broadens the scope of disclosures should the Company implement new standards.

MFRS B-2, Statements of Cash Flows – Requires inclusion of a specific item on the effects of exchange rate fluctuations on the translation of foreign currency and the changes of the fair-value of coined precious metals and other items included in cash which are valued at fair-value.

MFRS B-7, Business acquisitions – Only allows the recognition of intangible assets when the acquired company has an agreement with favorable terms or provisions when agreements have unfavorable terms. This is only feasible when the acquired company is the lessee and there is an operational lease agreement.

MFRS C-7, Investments in associate companies and other permanent investments –Modifies the process of calculating the effects of interest increases in an associate company. It also establishes that the effects of increased or decreased interest in an associate company must be recognized in profit-sharing in associate companies, instead of nonrecurring items.

MFRS C-13, Related Parties –Requires disclosure of the name of the nearest direct or indirect parent company that issues financial statements for public use when the direct parent company of the reporting company does not.

3.
MFRS Interpretation 19 “Accounting Change as a result of the adoption of International Financial Reporting Standards”. – In January 2009, the Mexican National Banking and Securities Commission published amendments to the compiled regulations for investee companies to incorporate the compulsory presentation of financial statements based on IFRS as of 2012, and allowing its early adoption. The Company decided to adopt IFRS as of 2012, and to have 2011 as a transitional year. The Company has not concluded its process of assessing the impact that the adoption of the IFRS will have on its consolidated financial statements. Therefore, at the date of issuing these financial statements, the Company is not in a position to disclose specific headings or to quantify the resulting impact. The Company has not determined the effect of this pronouncement.

c.	Recognition of the effects from inflation:

MFRS B-10 establishes two types of inflationary environments: a) Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is 26% or more. In such cases, inflation effects should be recognized in the financial statements by applying the integral method as described in NIF B-10; the recognized restatement effects for inflation is made starting in the period that the entity becomes inflationary; and b) Non-Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is less than 26%.

As a result of the adoption of the MFRS B-10, the Company ceased to recognize the effects from inflation on its financial information as of January 1, 2008. Through December 31, 2007, the Company recognized the effects of inflation according to then-applicable accounting guidelines.  This recognition resulted mainly in earnings or losses from inflation on non-monetary and monetary items.

The percentages of inflation for the years ended December 31, 2010 and 2009 were 4.40% and 3.57%, respectively.

d.	Investments available on demand:

Investments available on demand are valued at cost plus accrued yields, which do not exceed market value.

e.	Property and equipment:

Property and equipment are booked at acquisition cost. Balances from acquisitions made through December 31, 2007 were adjusted for the effects of inflation and restated by applying National Consumer Price Index (NCPI) factors up to that date. Depreciation is calculated by applying the straight-line method based on the remaining useful lives of assets, determined by the Company, using the depreciation rates shown in Note 12.

During 2010, 2009 and 2008, the Company recognized an increase (decrease) in the realizable value of temporarily idle properties in the amount of Ps149, Ps 504, and Ps 901, respectively, whose effects were recorded in the Company´s results from operations (see Note 21).

f.	Excess cost over the net fair value of subsidiaries:

The excess of the cost over the net value of a subsidiary (goodwill) represents the excess of the purchase price of the acquired subsidiary companies over the net fair value of its net assets. Through 2007, the amount of the goodwill was restated by using factors from the NCPI. This account is not amortized but is subject to impairment tests. As of December 31, 2010, 2009, and 2008, there was no indication of impairment.

g.	Installation expenses, licenses and patents:

Installation expenses are booked at acquisition cost. Balances from sales made up to December 31, 2007 are were restated by applying factors from the NCPI. Amortization is calculated on the straight-line method at a 5% annual rate (Note 13). Software licenses are recorded at acquisition cost and amortized according to their duration.

h.	Tax on earnings:

Income tax (ISR) and the flat rate business tax (IETU) are booked in the year’s results from operations in which they are incurred. Realization of deferred tax assets are determined based on financial projections, on which it is established whether the Company will incur future taxable income . The deferred tax is recognized by applying the respective tax rate to timing differences that result from the comparison made between book and tax balances of the assets and liabilities and, if necessary, the benefits from tax loss carryforwards and tax credits are included. The deferred tax asset is recorded only when it is more likely than not that it will be recovered.

The effect from changes in tax rates on deferred taxes is recognized in the results of the period in which the changes are incurred.

The effect from deferred taxes was a benefit of (Ps7,661) and (Ps5,307), in 2010 and 2009, and the deferred tax liability (decreased) by the same amounts, respectively (Note 20).

i.	Employee profit sharing (PTU):

The PTU is booked in the results from operations in the year in which it is incurred and is classified in “other income and expenses” in the accompanying consolidated statements of income. The deferred PTU is determined from timing differences that result from the comparison of book and tax balances of assets and liabilities and, from the comparison from book income and taxable income that is recognized only when the liquidation of a liability or the generation of a benefit is probable and when there is no indication that the situation is going to change in a way that the liability or the benefit will not be realized.

j.	Advance payments from clients:

Advances from clients correspond to deposits for future broadcasting services and are recognized as income when the corresponding airtime is broadcast. The advances are considered income for tax purposes as of the date on which they are received.

k.	Labor liabilities:

Labor liabilities are divided into three types of employee benefits: direct short and long-term benefits, termination benefits, and retirement benefits, as described below:

Direct short- and long-term benefits - These benefits are valued in proportion with services rendered, by considering current wages. These benefits are recognized as a liability as they are incurred and include mainly PTU payable, paid absences, such as vacations and vacation premiums, and incentives.

Termination benefits - The liability from seniority premiums, post-retirement benefits, and severance payments from termination of employment are recorded as incurred, which are calculated by independent actuaries based on the projected individual credit method by using nominal interest rates in 2010, 2009 and 2008. Therefore, the liability is being recognized at current value and it is estimated it will cover the obligations of these benefits as of the estimated retirement date of all Company employees (see actuarial estimates in Note 18).

Retirement benefits -This liability is based on seniority to which employees may be entitled in the event of retirement from the Company or death, are recorded in results of the year when they are incurred, according to the Mexican Federal Labor Law.

l.	Earnings per share:

The basic net income per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. For the years ended December 31, 2010, 2009 and 2008, there were no diluted earnings per share.

m.	Comprehensive result of financing (RIF):

Comprehensive result of financing includes interest and foreign exchange differences. The RIF that resulted directly from qualifying assets is capitalized as part of the investment cost of the assets. The elements that make up the compoundable RIF from funding directly affect the amount invested in the acquisition of qualifying assets and, accordingly, form part of the acquisition cost of the assets.

n.	Transactions in foreign currency:

Transactions in foreign currency are booked at the foreign exchange rate prevailing as of the date they are incurred. Assets and liabilities are restated at the exchange rate as of the balance sheet date. The resulting exchange differences from foreign exchange fluctuations between the date the transactions are incurred and the settlement or valuation date are recorded in results of operations.

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

Liabilities from provisions are recognized when (i) there is a current obligation  that has been incurred, (ii) the use of economic resources is probable for the settlement of the obligation, and (iii) the amount of the obligation is known or can be estimated.

Provisions from contingent liabilities are recognized when incurred and the use of resources is probable for their discharge..

r.	Concentration of risk – Broadcasting revenue:

The Company’s principal source of revenue is generated by broadcasting advertising and promotions for its customers. In the year ended December 31, 2010, 13% of the revenue came from a single client (at a corporate group level). Although the Company has several large customer accounts, none comprised more than 10% of the Company’s total broadcasting revenue in 2009, and 2008 or of the trade receivable balance as of December 31, 2010 and 2009.

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

The Company tests the value of its goodwill in order to recognize a reduction in its book value when events or changes indicate that the recorded book value of these assets might not be recovered. To test for impairment, the Company compares the cash flows discounted to present value that it estimates that the asset could generate in the future, against book value. If the Company determines that the asset has been impaired, the reduction in the value is recognized in the year’s results from operations.

u.	New accounting pronouncements – Subsequent event:

The following MFRS became effective on January 1, 2011.  It is believed that the adoption of these MFRS will not significantly impact the financial information presented in the financial statements and notes. The most relevant changes are as follows:

1.
MFRS B-5, Financial information from segments– The principal changes that MFRS B-5 establishes compared to the prior Bulletin B-5 are: a) disclosure of information used for the performance evaluation of operating segments and not the economic segments from geographic areas or from similar client groups; b) no required disclosure of different business risks so that they qualify as an operating segment; c) the business areas in the preoperative stage may be categorized as operational segments; d) required separate disclosure of revenues and expenses or net interest revenues; e) required disclosure of the amounts of the liabilities; f) disclosure of the entity’s information as a whole on products or services, geographic areas, and principal customers.

2.
MFRS B-9, Financial information at interim dates – The principal changes compared to the prior pronouncements are: a) financial position at interim dates must include the following summarized statements: financial position, results or activities or,  changes in shareholders’ equity, cash flows, and notes to the financial statements with selected disclosures; b) the information must be compared with the equivalent information from the prior year; and c) required inclusion of the prior year-end report in the statement of financial position .

3.
MFRS C-18 Obligations associated to the withdrawal of properties, plant, and equipment – This MFRS establishes: a) valuation requirements; b) requirement to recognize a provision that increases the acquisition cost of an asset or its components in terms of MFRS C-6; c) recognize valuation changes due to cash flow reviews, pay off periodicity, and discount rates; d) use of a discount rate incorporating the cost of money and the entity’s credit risk; e) use of expected present value to determine reasonable value; and f) disclosure of certain information.

4.
MFRS C-5 Advance payments – The principal changes and features that this MFRS establishes compared to Bulletin C-5 are the following: a) exclusion of taxes on earnings, and forecasted net assets arising from pension plans or interest paid in advance; b) incorporation of advance payments to purchase inventory, real estate, machinery and equipment in its regulations; and c) requirement that upon receiving advances for inventory or other assets, and such underlying assets are impaired, the impairment loss should be taken against the related advances.

5.
MFRS C-6 “Properties, plant, and equipment”.- The principal changes and features of this MFRS compared to Bulletin C-6 are: a) inclusion of the treatment of asset exchange regarding economic substance;  b) addition of the bases to determine the residual value of a component considering the current amount that could be obtained today upon disposal as if such component were in the final stage of its useful life; c) establishment of the obligatory nature of impairing components which are representative of an item of properties, plant, and equipment, irrespective of impairing the rest of the item as if it were a single component; d) indication that when a component is not used such component must be impaired unless impairing methods are used according to activity; and e) elimination of the procedure of assigning an appraised value to properties, plant, and equipment which were purchased at no cost, or at an inadequate cost.

6.	“Improvements to MFRS 2011”.- In order to establish a new and more suitable standard proposal the following changes or adjustments are incorporated as follows:

a.	MFRS which provide valuation, presentation or disclosure accounting changes in financial statements are:

➢
MFRS B-1, include a statement of financial position at the beginning of the oldest year adjusted to the previous retroactive application. The statement of changes in each item of shareholders’ equity must include the previously reported balances at the beginning of the period, the effects of each item affected in shareholders’ equity separating the effects of corrections of errors, and the balances of the beginning of the period adjusted  retroactively.

➢	MFRS B-2, the Cash heading is no longer required to apply to, or to obtain financing activities.

➢	Bulletin C-3, interest due from accounts with low recoverability rate should not be recognized as it is unlikely that the benefits from the transaction would be realizable.

➢
Bulletin C-10, excludes the intrinsic value of the coverage ratio in option call contracts and the difference with the spot exchange rate for forward contracts; the coverage for related parties is only possible when operational currencies are different.

➢	MFRS C-13, establishes the concept of related party to avoid including all individuals qualifying as such, or not to include those that, in spite of the relationship, are not related parties.

➢
Bulletin D-5, the discount rate  used in capital leases is the implied rate of the agreement, more detailed disclosures are  required; earnings or losses arising from return sales and leases must be deferred and amortized during the term of the agreement.

b.
MFRS requiring changes to include more details to establish clearer and more understandable standards that do not generate accounting changes in financial statements are: MFRS D-6, Bulletins C-3, C-9, C-12, and C-10, the treatment of partially-covered items is added; D-5, includes more examples of capital lease indicators; and MFRS D-4, allows the application of laws which are substantially enacted.

NOTE 4 -  ASSETS AND LIABILITIES IN U.S. DOLLARS:

The consolidated balance sheets as of December 31, 2010 and 2009 include the following assets and liabilities in thousands of US dollars, valued at the closing year-end foreign exchange rates of Ps12.3825/US$1.00 and Ps13.0587/US$1.00, respectively:

	2010		2009
Cash	US$	1,623	US$	562
Liabilities		-		(31)
Net asset position	US$	1,623	US$	531

As of February 16, 2011, the foreign exchange rate was Ps 12.1140/US$1.00.

The net book value of the Company’s property and equipment denominated in U.S. dollars as of December 31, 2010 and 2009 was as follows:

	2010		2009
Plant equipment	US$	1,643	US$	1,731
Studio equipment		1,532		1,391
Helicopters		534		504
Others		104		455
	US$	3,813	US$	4,081

NOTE 5 -CASH AND CASH EQUIVALENTS AND LIQUID DEMAND INVESTMENTS:

As of December 31, this heading was integrated as follows:

	2010		2009
Cash and cash equivalents	Ps	45,664	Ps	29,248
Investments Payable on Demand		97,779		146,289
	Ps	143,443	Ps	175,537

The available investments payable on demand as of December 31, 2010 and 2009 consisted primarily of fixed rate deposits with maturity dates of less than 90 days. The Company invests its temporary excess cash in these types of deposits. The Company has no restrictive cash balances.

NOTE 6 -  RELATED PARTIES:

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

During the years ended December 31, 2010, 2009, and 2008, the Company conducted the following transactions with related parties:

	2010		2009		2008
Income:
Sale of airtime and services	Ps	55	Ps	78	Ps	50
Sale of equipment		707		1,606		668
Sundry income from shareholders(a)		3,797		3,466		3,083
Expenses:
Purchase of airtime and services received	Ps	(1,079)	Ps	(814)	Ps	(1,597)
Commissions paid and other services (b)		(20,861)		(13,702)		(8,347)

(a)
During the years ended December 31, 2010, 2009, and 2008, Company shareholders made personal use of goods and services that the Company acquired in barter transactions and for which they paid the Company Ps3,797 Ps3,466, and Ps3,083, respectively.

(b)
On January 5, 2000, the Company entered into a contract with an entity owned by Francisco Aguirre Gómez, the chairman of the board of directors and a shareholder of the Company. This entity provides promotional services to the Company. As of December 31, 2010, 2009, and 2008, the Company incurred expenses for the services under this contract totaling Ps4,009, Ps4,009 and Ps3,330, respectively.

In addition to their ownership interest in the Company, as of December 31, 2010 and 2009, members of the Aguirre family owned or controlled 110 affiliated companies in the network serviced by OIR (108 affiliated companies in 2009). In the years ended December 31, 2010, 2009, and 2008, the stations owned or controlled by members of the Aguirre family accounted for approximately 9%, 9%, and 12% of OIR revenue (approximately 0.3% in total broadcasting revenue in each year), respectively. The Company has provided administrative and other services to such family-owned stations in the OIR network and, under certain circumstances, has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company believes that such transactions have not been material.

NOTE 7 -  OTHER RECEIVABLES:

As of December 31, the balances in other receivables are integrated as follows:

	2010		2009
Officers and employees	Ps	1,873	Ps	3,189
Others (1)		4,617		3,674
	Ps	6,490	Ps	6,863

(1)	As of December 31, 2010 and 2009, this amount includes Ps2,775 and Ps2,441, respectively, for accounts receivable from shareholders for the use of the Company’s goods and services (see Note 6a).

NOTE 8 -  ADVANCE PAYMENTS AND OTHER ASSETS:

As of December 31, this balance is integrated as follows:

	2010		2009
Advance short-term lease payments (see Note 10)	Ps	25,538	Ps	91,617
Executive committee fees		-		21,715
Prepaid insurance		4,040		4,076
Others		2,790		588
	Ps	32,368	Ps	117,996

Advance lease-term lease payments (see Note 10)	Ps	-	Ps	26,662

NOTE 9 - SERVICE AGREEMENTS:

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

On December 30, 1998, a rights transfer agreement was signed in which the Company replaced DESA as the operator of the Station. Beginning in January 1999, various amendments were entered into.  The most recent amendment was entered into on October 16, 2008, and is effective from January 3, 2009 to January 2, 2014.  Beginning in March 2010, this amendment provides for a variable fee paid by DESA to Comercializadora Siete de México, S.A. de C.V., based upon year-to-year airtime revenue increases.  To this effect, the “Base Year” (2008 for the first year) revenues will be compared with the “Preceding Year” (past due year) according to the terms of the agreement. This year was considered the “Compared Year.”  The resulting increase in Mexican pesos is translated into US dollars which amount is used to compute the percentage increase. Such percentage increase determines the amount of the variable consideration based on rates included in the amended agreement.  The variable consideration is determined based on activity from March of the year when the comparison between the “Compared Year” and the “Base Year” is performed, to February of the following year.  This amendment generated an additional charge to operating expense in 2010 in an amount of USD $270.

NOTE 10 - AGREEMENT WITH EMMIS COMMUNICATIONS CORPORATION:

The following agreements were entered into on April 3, 2009:

a)
The Local Programming and Marketing Agreement (“LMA”) refers to the programming and marketing of a radio station with the call letters KXOS-FM that operates on a frequency of 93.9 FM (hereinafter, the “Station”) in Los Angeles, California, United States of America, through subsidiary Grupo Radio Centro LA. LLC. (GRC LA), with company EMMIS COMMUNICATIONS CORPORATION (“Emmis”) and its subsidiaries: KMVN, LLC (the “Owner of the station’s assets”), and KMVN LICENSE, LLC, (the “Franchisee of the Station”.) GRC LA will pay Emmis a franchise fee of US$7 million per year plus expenses incurred by Emmis with respect to the station. Additionally, the Company agrees to advance US$14 million (approximately Ps200 million) for the first two years of such franchise fees. The Company financed the advance payment by means of a bank loan in the amount of Ps200 million payable in a term of five years in 20 successive quarterly payments as of June 1, 2009 and quarterly interest payments at an annual interest rate of 13% to March 18, 2010. Thereafter the annual interest rate will be 9.5%.

b)
The Put and Call Agreement (“Option Agreement”) refers to the granting of an option to purchase the total assets of the “Station”. The term of the put option from GRC LA is from April 16, 2009 to April 15, 2016.  The term of the call option from “Emmis” is from April 15, 2015 to April 14, 2016 at a price of $110 million U.S. dollars. If at the option exercise date GRC LA is not qualified to own a radio station in the United States pursuant to American laws, the Company may assign the Option Agreement to a third party who is qualified for this purpose.

c)
In connection with the two agreements mentioned in paragraphs (a) and (b) above, a Pledge Agreement and a Security Agreement were signed by Emmis in favor of the Company and GRC-LA. These agreements grant guarantees and collateral pledges of all the fixed assets of Emmis that are used or held for use in the operation of the station, for compliance with the aforementioned agreements.

NOTE 11- INFORED PRODUCTION CONTRACT:

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

 The Company also transferred to Mr. Gutiérrez Vivó two AM radio stations, XEFAJ-AM, S.A. de C.V. and Emisora 1320, S.A. de C.V., at book value. The Company continues rendering maintenance, broadcasting engineering, and real estate leasing services to these stations under separate agreements. To date the Company has not received consideration for these services.

On May 7, 2002, Mr. Gutiérrez Vivó and INFORED notified the Company that they were initiating an arbitration proceeding pursuant to which they sought the rescission of the Production Contract and damages for alleged breach of contract, reimbursement of expenses and costs of the litigation

On March 1, 2004 the International Chamber of Commerce (“ICC”) notified the Company that a final decision had been made in the arbitration proceeding initiated in 2002 by INFORED and Mr. Gutiérrez Vivó. By a majority vote of two of the three arbitrators, the ICC panel held that the Company had breached the agreement with INFORED and Mr. Gutiérrez Vivó was awarded damages totaling approximately Ps 246,198 (approximately $21 million USD).

The Company discontinued the production of the news program produced by INFORED and conducted by Mr. Gutiérrez Vivó and has produced the program Monitor on its own.

On August 6, 2004, the Company challenged the validity of the arbitration award before the Mexican courts and brought a proceeding to nullify the arbitration award. On November 10, 2004, a Mexican court set aside the arbitration award issued by the ICC.

On December 3, 2004, Mr. Gutiérrez Vivó and INFORED initiated an amparo proceeding to contest this ruling. An amparo is a type of proceeding used to challenge the legality of a decision under Mexican law. The Civil Court Six ruled in favor of INFORED and Mr. Gutiérrez Vivó on August 10, 2005. GRUPO RADIO CENTRO filed another appeal for review of this decision, which was suspended on February 15, 2006 since INFORED and Mr. Gutiérrez Vivó requested the National Supreme Court to exercise its right to appeal from a majority of votes against the decision.

On June 8, 2006, the Thirteenth Civil Court nullified and rejected the international arbitration award in Mexico.  INFORED and Mr. Gutiérrez Vivó filed an appeal against this ruling.

Based on a further appeal from INFORED and Mr. Gutierrez Vivó, on January 30, 2007, the Mexican Supreme Court, reversed the decision of the Thirteenth Civil Court. The Mexican Supreme Court submitted the case to another court for further examination under distinct legal rules.

On March 22, 2007, INFORED and Mr. Gutiérrez Vivó filed an appeal to have the case removed from the Thirteenth Civil Court to another court whose judges had no knowledge of the case. The Fourth Associate Civil Court determined that one of the three judges had a possible bias in the case and ordered the judge be replaced specifically for that reason. On June 20, 2007, the case was returned to the Thirteenth Civil Court for a final ruling.

On July 11, 2008, Civil Court Sixty-Three ruled that the decision that set aside the arbitration award, filed by GRUPO RADIO CENTRO, was invalid. Consequently, GRUPO RADIO CENTRO filed a new indirect “amparo” proceeding before Civil Court Six requesting suspension of the damage award decision.

The Company challenged this action before the Thirteenth Circuit Court, and in February 2009, that court ruled that the Company’s amparo was admissible and remanded it to District Judge 6 of Civil Matters. In April 2009, District Judge 6 of Civil Matters granted the Company’s amparo, in part, but dismissed the amparo with respect to the Company’s challenge of the constitutionality of certain provisions of the Mexican commercial code. The Company then appealed this dismissal to the Thirteenth Circuit Court in July 2009, which in turn referred the constitutional question to the Mexican Supreme Court. The Mexican Supreme Court accepted the constitutional matter for review.

In September 2010, the Mexican Supreme Court concluded that the disputed commercial code provisions are constitutional, thus denying the Company’s amparo in which it sought to challenge the arbitration award as unconstitutional.  The Company believes that enforcement of the arbitration award remains subject to lower court proceedings.  In May 2011, INFORED and Mr. Gutiérrez Vivó requested that Civil Judge 63 of the Federal District Superior Tribunal of Justice enforce the arbitration award on summary judgment.  Civil Judge 63 denied summary judgment.

The Company plans to continue to challenge the validity of the arbitration award in the Mexican courts. Although Company management believes that it has merits to achieve a favorable outcome, if the Company is ultimately unsuccessful in challenging the enforcement of the arbitration award in Mexico, it will be required to finance any amounts due.

NOTE 12 - PROPERTY AND EQUIPMENT:

As of December 31, the balances in property and equipment were integrated as follows:

	2010		2009		Annual depreciation rate
Buildings	Ps	345,710	Ps	345,710	2.22%
Broadcasting equipment		141,015		139,495	11.87%
Studio equipment		135,389		141,238	15.94%
Office furniture and computer equipment		44,282		41,958	16.48%
Computer equipment		58,387		56,767	32.22%
Transportation equipment		30,403		31,537	28.30%
Helicopters		21,317		21,317	18.18%
Leasehold improvements		19,730		23,608	5.00%
	Ps	796,233	Ps	801,630
Minus – accumulated depreciation		(545,790)		(529,763)
Subtotal		250,443		271,867
Buildings held for sale net		34,964		34,815
Land		149,333		149,333
Equipment-in-transit		1,759		3,926
	Ps	436,499	Ps	459,941

Inmobiliaria Radio Centro, S.A. de C.V. is the owner of the building in which the main executive offices and studios of the Company are located. It also leases a part of the building. Rental income from Maxcom, S.A. de C.V., an unrelated third party, for 2010, 2009, and 2008, amounted to Ps294, Ps280 y Ps264, respectively.

During 2010, 2009, and 2008, the Company reviewed the net realizable value of temporarily unoccupied buildings and determined an increase in their book values for Ps149, Ps504, and Ps901, respectively (see Note 21).

NOTE 13 - DEFERRED CHARGES:

As of December 31, deferred charges were integrated as follows:

	2010		2009
Installation expenses	Ps	9,674	Ps	10,307
Licenses and patents		2,909		6,213
		12,583		16,520
Less accumulated amortization		(7,455)		(13,481)
	Ps	5,128	Ps	3,039

NOTE 14 - EXCESS COST OVER NET BOOK VALUE OF NET ASSETS OF SUBSIDIARIES:

On May 12, 1995 and January 9, 1996, the Company acquired 33% and 67%, respectively, of the outstanding shares of RADIODIFUSION RED. The acquisition resulted in an excess of cost over book value amounting to Ps498,874 (Ps146,308 historical amount) and Ps872,632 (Ps313,101 historical amount), respectively. On September 30, 2001, the Company sold these shares to DESA, one of its subsidiaries.

On December 31, 2001, the Company acquired Radio Sistema Mexicano, S.A. de C.V., which resulted in an excess cost over book value (goodwill) amounting to Ps 55,258.

On March 14, 2001, the Company acquired Palco Deportivo.Com, S.A. de C.V., Palco Shop, S.A. de C.V., Palco Deportivo Multimedia, S.A. de C.V. and Palco Deportivo México, S.A. de C.V. On October 1, 2001, these companies were merged with Enlaces Troncales, S.A. de C.V. On October 2, 2001, Servicios Corporativos Palco, S.A. de C.V. merged with Promo Red, S.A. de C.V. This acquisition generated an excess cost over book value amounting to Ps 51,737 (Ps38,837 historical amount).

On November, 30, 2005 the Company acquired a 100% holding of GRC Radiodifusión, S.A. de C.V. (formerly Aerocer, S.A.), whose business activity is leasing air and ground equipment to GRUPO RADIO CENTRO. This acquisition generated an excess cost of 100% of the entity acquired over the net value of the assets acquired and debt assumed from Aerocer, S.A. amounting to Ps 8,350.

Through December 31, 2004, the excess cost of the determined net book value in the above mentioned acquisitions, was amortized over 20 years as of the acquisition date. As of January 1, 2005, amortization of the excess cost is no longer permitted but is subject to annual impairment testing in compliance with the MFRS Bulletin C-15.

As of December 31, 2010 and 2009, goodwill recorded in the amount of Ps 828,863 presented no impairment and was  comprised as follows:

Resulting from the acquisition of:	Amount
Radiodifusión Red	Ps	744,868
Radio Sistema Mexicano, S.A.		37,928
Enlaces Troncales, S.A. de C.V.		35,321
GRC Radiodifusión, S.A.		8,350
Others		2,396
Total	Ps	828,863

NOTE 15 - NOTES PAYABLE:

As of December 31, 2010, notes payable were integrated as follows:
	2010
On May 16, 2006, the Company signed a bank loan agreement for US$21,000. On March 26, 2009, the Company drew down on the loan in the amount of Ps 200,000 (US$14,000) to finance the prepayment of fees under the LMA described in Note 10.  The Company signed a promissory note in Mexican pesos that accrued interest on the unpaid balance of the loan at an annual interest rate of 13% through March 18, 2010 and now accrues interest at an annual rate of 9.5% for each interest period. The Company is required to repay the outstanding principal amount of the loan over five years in 20 quarterly installments for Ps 10,000, beginning June 1, 2009 and make quarterly interest payments.  The final payment date is March 1, 2014. On March 18, 2010, an agreement was signed to amend the interest rate to 9.5%, for which the Company paid fees of Ps1,194. Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V., GRC Medios, S.A. de C.V., and GRC Comunicaciones S.A. de C.V. are jointly and severally liable for this loan. The affiliated companies Desarrollos Empresariales S.A. de C.V., Radiodifusión Red S.A. de C.V., Inmobiliaria Radio Centro, S.A. de C.V., and Universal de Bienes Muebles e Inmuebles, S.A. de C.V. secured this loan.  See (a) and (b) below.

Total debt	Ps	130,000
Less short-term payments		(40,00)
Long-term payments payable, excluding short-term payments	Ps	90,000

Any obligations of Grupo Radio Centro, S.A.B. de C.V. under the loan agreement are currently secured as follows: (1) a mortgage on the office building that is owned by Inmobiliaria Radio Centro, S.A. de C.V. and (2) a mortgage on the following properties that are owned by Universal de Muebles e Inmuebles, S.A. de C.V. - one home and four properties in different locations in the Federal District and the State of Mexico.

Year	Amount
2011	Ps	40,000
2012		40,000
2013		40,000
2014		10,000
Total	Ps	130, 000

The Company was not in compliance with the fixed charges coverage ratio as of March 31, 2010.  The Company obtained a waiver from the lender of this non-compliance for the first quarter of 2010 as well as for the second quarter ending June 30, 2010. The Company was in compliance with all its debt covenants in the third and fourth quarters of 2010.

On June 1, 2010, the Company borrowed Ps. 30 million under the second tranche for working capital purposes.  On November 9, 2010, GRC prepaid this amount and made monthly interest payments at a variable interest rate of the Mexican Interbank Equilibrium Interest Rate (“Tasa de Interes Interbancaria de Equilibrio” or “TIIE”) plus 3%.

 NOTE 16 - SUPPLIERS AND OTHER ACCOUNTS PAYABLE:

As of December 31, this heading was comprised as follows:
	2010		2009
Media and service providers	Ps	40,296	Ps	76,342
Salaries and fees payable		12,254		3,754
Employee profit sharing payable		1,050		-
Others		4,947		4,134
Total	Ps	58,547	Ps	84,230

NOTE 17 - INCOME TAXES AND OTHER TAXES PAYABLE:

At December 31, this heading was comprised as follows:
	2010		2009
Taxes on wages and salaries	Ps	6,421	Ps	5,901
Value-added tax		44,702		24,349
Income tax		25,320		24,689
Other withholdings		1,201		1,556
	Ps	77,644	Ps	56,495

NOTE 18 - SENIORITY PREMIUMS AND PENSIONS:

Through December 31, 2004, the Company maintained a reserve to cover seniority premiums and pension plan liabilities. On December 31, 2005, the Company also began maintaining a reserve to cover, under certain circumstances, severance payments for employee terminations.  As of December 31, 2010, the Company established a pension and seniority premium plan for non-unionized basic personnel subject to certain eligibility requirements.  In addition to the applicable seniority premium, participants will have the right to receive a lifetime monthly annuity under certain conditions. Consequently, an Irrevocable Trust Fund was established to pay the pension and seniority premiums. The balance of the plan’s assets totaled $4,300 as of December 31, 2010.  This gave rise to a reassignment of labor liabilities, as shown in the table below.  The amount of the reserves is determined through actuarial studies using the projected unitary cost method, in accordance with Bulletin D-3,“Benefits for Employees” issued by the Mexican Board for the Investigation and Development of Financial Information Standards.

The actuarial calculations as of December 31, 2010 and 2009 are summarized below:

	2010
	Seniority premium		Pension plan		Severance payments		Total		2009

Changes in projected benefit liabilities	Ps	45,109	Ps	1,249	Ps	19,513	Ps	65,871	Ps	60,225
Adjustment due to the reassignment of labor liabilities		(34,284)		38,053		(18,776)		(15,007)		-
Service cost		531		3,185		73		3,789		2,844
Interest cost		683		6,055		47		6,785		3,589
Actuarial gain		200		-		183		383		(308)
Prior year service cost		(13)		2,331		(2)		2,316		-
Benefits paid		(477)		(80)		(238)		(795)		(479)
Net projected liability at the end of the year	Ps	11,749	Ps	50,793	Ps	800	Ps	63,342	Ps	65,871
Plan assets		(444)		(3,856)		-		(4,300)		-
Net projected liability	Ps	11,305	Ps	46,937	Ps	800	Ps	59,042	Ps	65,871
Obligations from actual benefits	Ps	1.631	Ps	35,625	Ps	-	Ps	37,256	Ps	46,266
Total labor liability	Ps	11,305	Ps	46,937	Ps	800	Ps	59,042	Ps	65,871

Weighted average assumptions as of December 31,

	2010
	Seniority premium	Pension plan	Severance payments	2009

Discount rate (real rates)	7.75%	7.75%	7.75%	8%
Increase in compensation rates (real rates)	5%	5%	5%	5.50%
Amortization period of the transition liability	15.4 years	15.4 years		8.53 and 13.6 years

Components of net cost of benefits for the year

	2010
	Seniority premium		Pension plan		Severance payments		Total		2009

Labor cost	Ps	531	Ps	3,185	Ps	73	Ps	3,789	Ps	2,844
Financing cost		683		6,054		47		6,784		3,589
Amortization of prior year service cost		187		2,331		181		2,699		(308)
Net cost for the year	Ps	1,401	Ps	11,570	Ps	301	Ps	13,272	Ps	6,125

NOTE 19 - SHAREHOLDERS’ EQUITY:

The shareholders of the Company approved the following changes in the Company’s capital structure.

During 2010:

a)	Payment of dividends of Ps100,000.

During 2009:

b)	Payment of dividends of Ps100,000.

During 2008:

c)	Payment of dividends of Ps100,000.

On December 31, 2010, the fixed authorized capital stock subscribed and paid, resulted in a total of 247,414,768 authorized common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,724,561 shares were outstanding and fully paid for and 84,690,207 shares were treasury shares. Shares of stock may be owned only by Mexican investors.

After the aforementioned changes, as of December 31, 2010, Capital stock is represented by shares with no par value as follows:

	Number of shares
Authorized capital stock		247,414,768
Treasury shares		(84,690,207)
Total outstanding capital stock		162,724,561
Fixed capital stock, subscribed and paid	Ps	1,059,962
Increase from restatement to express in Mexican pesos with purchasing power as of December 31, 2007		70,448
	Ps	1,130,410

As of December 31, 2010 and 2009, the number of outstanding shares was as follows:

Shares outstanding at the beginning of the year		162,724,561
Shares outstanding at the end of the year		162,724,561
Capital stock at the end of the year expressed in Mexican pesos with purchasing power as of December 31, 2007	Ps	1,130,410

Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of the capital stock. The legal reserve included as part of retained earnings as of December 31, 2010 and 2009 was Ps 59,620.

If earnings for which no corporate tax has been paid are distributed, the Company must pay corporate tax on such earnings upon the distribution of the dividends (see discussion of CUFIN in Note 20).

NOTE 20 - TAX ON EARNINGS:

In accordance with current tax legislation prevailing as of 2008, companies must pay the greater of income tax ISR and flat rate business tax (IETU). The ISR rate is 30% and 28% for 2010 and 2009, respectively. The IETU rate was 16.5% for 2008, 17% for 2009, and is 17.5% for 2010 and thereafter.

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

The tax expense (benefit) from the taxable income (loss) was different from that which would result by applying the 30% and 28% ISR rate to the taxable income (loss) before such taxes, as a result of the items mentioned below:

	2010		2009
Income before taxes	Ps	112,388	Ps	42,785
ISR rate		30%		28%
Expected expense	Ps	33,716	Ps	11,980
Increase (decrease) resulting from:
Effect from inflation, net		(880)		(5,735)
Non-deductible expenses		2,134		6,922
Effect from tax loss reserve (1)		32,237		30,834
Other, net		(15,229)		(5,659)
ISR expense	Ps	51,978	Ps	38,342
Effective tax rate	Ps	46.24%	Ps	89.61%

(1)	Represents the tax loss of the US subsidiary.

The tax effects from timing differences that result in deferred taxes as of December 31, 2010 are adjusted at the expected rate of 30% and 2009 are as follows:

	2010		2009
Deferred tax assets:
Advances from customers	Ps	41,925	Ps	52,650
Liability from pension plan		17,634		19,761
Liability provisions		5,596		4,128
Other provisions		1,653		-
Total deferred tax assets		66,808		76,539
Deferred tax liabilities:
Cumulative effect from the differences in book and tax basis:
Depreciation rates		(64,145)		(79,793)
Advance payments		(1,277)		(3,021)
Recognition of the effects on the reduction of benefits of loss carryforwards of subsidiaries (1)		(10,200)		(10,200)
Total deferred tax liabilities		(75,622)		(93,014)
Tax loss carryforwards		63,071		30,834
Tax loss allowance		(63,071)		(30,834)
Deferred tax liability, net	Ps	(8,814)	Ps	(16,475)

(1)
Recognition of the effect  of the 2010 tax reform act  affecting consolidated tax  returns which places limits on the amount of tax loss carryforwards of subsidiaries generated from 1982 to 1998 that can be used to offset taxable income on a consolidated basis. This amount represents, the Company’s estimate of the loss of tax benefits resulting from such limitations imposed by the new tax law.

The net fiscal profit account (the “CUFIN”) represents the amount of retained earnings that may be distributed without additional corporate tax charge to the Company. As of December 31, 2010, this account amounted to Ps249,066.

As of December 31, 2010, capital stock, restated for tax purposes, which constituted the paid-in account, amounted to Ps1,476,479.

The provisions of current and deferred income tax for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
Current income taxes
Current	Ps.	59,639	Ps.	43,649
Deferred		(7,661)		(5,307)
Total income tax provision	Ps.	51,978	Ps.	38,342

b)	Flat rate business tax

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

Accordingly, beginning in 2008, companies were required to pay the greater of IETU and ISR.  In case IETU is incurred, the payment will be regarded as final, and not subject to recovery in subsequent years.

Based on Company estimates, the tax payable in upcoming years will be income tax (ISR).

c)	On April 15, 2008, Company management recovered the IMPAC credit balance of Ps 5,628 (including Ps90 from the restatement effect) from 2004.

NOTE 21- OTHER EXPENSES, NET:

During the years ended December 31, 2010, 2009, and 2008 the principal transactions that generated other revenues and expenses are as follows:

		2010		2009		2008
Income:
Sale of supplies and recovery of expenses		Ps	9,068	Ps	2,177	Ps	3,747
Write off of labor liabilities			9,062		-		-
Leasing and maintenance of properties			294		280		264
Recovery of other taxes			5,753		291		-
Gain from sale of fixed assets			-		-		1,704
Net realization value effect on real estate (Note 12)			149		504		901
Others			289		966		1,565
Total other income		Ps	24,615	Ps	4,218	Ps	8,181
Expenses:
Fees to the Executive Committee		Ps	(23,439)	Ps	(22,681)	Ps	(18,865)
Maintenance and leasing cost			(13,295)		(11,222)		(12,506)
GRC-LA organization, constitution and start-up costs			(6,589)		(10,812)		-
Litigation expenses	(a)		(3,653)		(5,392)		(15,286)
Compliance with securities regulations and corporate restructuring expenses			(7,752)		(7,144)		(7,536)
Others			(6,052)		(4,892)		(3,189)
Charity event costs			(3,075)		(2,436)		(1,264)
Officers’ civil liability coverage			-		(1,632)		(1,894)
Internet subscription			(1,830)		(1,561)		(2,391)
Loss on sale of fixed asset			(401)		(1,296)		-
Employee profit sharing			(1,037)		(1,645)		(2,130)
Total other expenses			(67,123)		(70,713)		(65,061)
Other expenses, net		Ps	(42,508)	Ps	(66,495)	Ps	(56,880)

a)	In 2010, 2009 and 2008, the Company paid legal fees in connection with the arbitration proceedings commenced by INFORED and Mr. Gutiérrez Vivó in May 2002.

NOTE 22  CONTINGENCIES

a)
As of December 31, 2010, Grupo Radio Centro, S.A.B. de C.V. is involved in various legal proceedings related to labor claims initiated between 2000 and 2004, which are still in process. In the event there is a ruling against the Company, its approximate responsibility would be Ps 30,554. The Company has not recorded a provision for these claims as the Company’s management believes that these cases will be resolved in favor of the Company.

b)	See Note 11 for a description of the legal proceedings related to an arbitration proceeding commenced against the Company by Infored and Mr. Gutierrez Vivó in 2002.

c)
The Company has filed a legal petition seeking protection against the 2010 Tax Reform that changes the regulations regarding consolidation for tax purposes requiring tax benefits on tax losses from any of the consolidated entities obtained from the consolidation for tax purposes as of 1999 which have not had net income during the past five years must be included in taxable income beinning in 2010.

On August 8, 2010, a District Judge issued a ruling in favor of the Company on the challenge of retroactive treatment of the consolidated tax rule changes.  However, the ruling also denied the Company’s legal challenge that such tax changes were unconstitutional.  Consequently, the Company and the applicable authorities filed an appeal with the Fifth Associate Court of the First Circuit contesting the respective prejudicial parts of the ruling.

NOTE 23 - SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

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

MFRS requires that all deferred taxes be classified as long-term on the balance sheet; however, under U.S. GAAP, balances of deferred taxes are classified as either current or non-current, based on the classification of the related asset or liability for financial reporting purposes. An analysis of the balance of deferred taxes in accordance with U.S. GAAP, as of December 31, 2010 and 2009, is as follows:

	2010				2009
Current deferred tax:
Advances from customers	US$	3,386	Ps	41,925	US$	4,032	Ps	52,650
Advance payments and liability provisions, net		482		5,972		85		1,107
Net current deferred tax	US$	3,868	Ps	47,897	US$	4,117	Ps	53,757
Non-current deferred tax:
Liability from pension plan		1,424		17,634		1,513		19,761
Depreciation rates		(5,180)		(64,145)		(6,111)		(79,793)
Tax loss carryforward of U.S. subsidiary		5,093		63,071		2,361		30,834
Recognition of the effects of the 2010 tax reform act		(824)		(10,200)		(781)		(10,200)
Valuation allowance for tax loss carryforward		(5,093)		(63,071)		(2,361)		(30,834)
Net non-current deferred tax	US$	(4,580)	Ps	(56,711)	US$	(5,379)	Ps	(70,232)

Statement of cash flows:

As described in Note 3b, the Company adopted MFRS B-2 Statement of Cash Flows on January 1, 2008.  The cash flow statement as prepared under MFRS for the years ended December 31, 2010, 2009 and 2008, complies with IAS 7, as issued by the International Accounting Standards Board,

Under MFRS, the Company presented statements of changes in financial position  through the year ended December 31, 2007 in constant Mexican pesos. This presentation identified  the generation and application of resources resulting in differences between beginning and ending financial statement balances in constant Mexican pesos.

The changes in the consolidated statement of changes in stockholder´s balances for the year ended December 31, 2007  constitute  activity stated in constant Mexican pesos (including monetary gains),  presented in constant Mexican pesos.

The cash flow reconciliation presented below for the years ended December 31, 2010 and 2009 reflects the difference in reclassification between MFRS and U.S. GAAP of an item affecting operating and financing activities.

	Years ended December 31,
	2010		2009		2008
Operating activities:
Net cash used in operating activities, per MFRS	Ps	136,841	Ps	55,354	Ps	69,390
Interest paid		(20,400)		(21,624)		(8,376)
Equity reimbursement held by sharesholder´s Company in US subsidiary		19,864		(19,429)		-
Net cash used in operating activities, per U.S. GAAP	Ps	136,305	Ps	14,301	Ps	61,014
Financing activities:
Net cash provided by (used in) financing activities per MFRS	Ps	(160,400)	Ps	(160,400)	Ps	(108,376)
Interest paid		20,400		20,400		8,376
Net cash provided by (used in) financing activities per U.S. GAAP	Ps	(140,000)	Ps	(140,000)	Ps	(100,000)

For U.S. GAAP purposes, the following supplemental cash-flow information is required to be presented:

	2010		2009		2008
Interest	Ps	20,400	Ps	21,624	Ps	8,376

Taxes paid	Ps	36,536	Ps	43,649	Ps	33,204

Supplemental schedule of non-cash investing and financing activities:	2010		2009

a) Acquisition of transportation equipment by barter transactions (see Note 3p)	Ps	2,152	Ps	9,673

Personnel compensation and seniority premiums:

The Company is required under the Mexican Labor Law to pay seniority premiums and, when applicable severance payments, to certain employees upon termination of employment. Additionally, the Company has established a pension plan for non-unionized personnel. The Company determines its liabilities with respect to such benefits based upon actuarial studies, which is similar to the U.S. GAAP criteria of SFAS 87, “Employee Accounting for Pensions” and SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement”. The adoption of a pension plan generates a difference in the unamortized net transition obligation for Ps 9,062 recognized in other expenses (See Note 21). Under U.S. GAAP the Company is required to recognize these as an operating expenses.

Goodwill:

Under MFRS and U.S. GAAP, the excess of cost over net fair value of the net assets in subsidiaries acquired is recognized as an intangible asset (“goodwill”). In addition, under MFRS and U.S. GAAP, goodwill is tested for impairment at least annually. However, under MFRS, goodwill is also subject to a subsequent reversals of any impairment losses. No reversals have occurred.

The Company performed an analysis for impairment of its goodwill as of December 31, 2010, 2009 and 2008. There was no impairment charge required under MFRS or U.S. GAAP at December 31, 2010, 2009 and 2008.

Book value of buildings held for sale:

Under the MFRS, the Company reviews the net realizable value of  buildings held for sale and records an impairment or to revert the impairment if the conditions which generated it disappear. MFRS also does not require to classify this assets under a different heading of property plant and equipment. Under U.S. GAAP, impairments on long-lived assets must be recorded and any increases in the value of such assets may not be recorded. Such assets also need to be classified separately on the balance sheet (See Note 12).

Other expenses, net:

Under MFRS, certain other (income) expenses, net are classified as non-operating on the Company’s consolidated statement of income. Under U.S. GAAP, most of these net expenses are classified as operating expenses.

Non-controlling interests:

For the year ended December 31, 2010, no U.S. GAAP adjustments had an effect on the non-controlling interests because the Company adopted ASC 810 “Consolidation” (formerly SFAS No. 160) which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as shareholders’ equity in the consolidated financial statements.  For the year 2008 the difference between net income under MFRS and U.S. GAAP was due to the treatment under U.S. GAAP of a minority interest in subsidiaries of the Company as a liability.

Convenience statements:

The 2010 US dollar amounts (denoted by the symbol “US$”) shown in the accompanying consolidated financial statements have been included solely for the convenience of the reader and were translated at the rate of Ps 12.3825/US$ 1.00, the noon buying rate of Mexican pesos on December 31, 2010, as published by the Federal Reserve. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into US dollars at this or any other rate.

The following is a summary of the estimated adjustments to net income and shareholders’ equity that would have been required had the Company applied U.S. GAAP instead of MFRS:

	2010				2009		2008
Net income reported under MFRS	US$	4,879	Ps	60,410	Ps	4,443	Ps	126,765
U.S. GAAP adjustments:
Reversal of previously adjusted impairment on buildings held for sale (Note 12)		(12)		(149)		(504)		(901)
Non-controlling interest		(1)		(8)		53,943		(45)
Net income under U.S. GAAP	US$	4,866	Ps	60,253	Ps	57,882	Ps	125,819
Net income per share (basic and diluted) under U.S. GAAP	US$	0.0299	Ps	0.3703	Ps	0.3557	Ps	0.7732

Average common shares outstanding (000’s)		162,724		162,724		162,724		162,724

	2010				2009		2008
Shareholders’ equity reported under MFRS	US$	104,223	Ps	1,290,552	Ps	1,356,479	Ps	1,432,790
U.S. GAAP adjustments:
Reversal of previously adjusted impairment on buildings held for sale (Note 12)	US$	(833)		(10,314)		(10,165)		(9,661)
Non-controlling interest		(25)		(314)		33,789		(725)
	US$	(858)	Ps	(10,628)	Ps	23,624	Ps	(10,386)
Shareholders’ equity under U.S. GAAP	US$	103,365	Ps	1,279,924	Ps	1,380,103	Ps	1,422,404

In the income statement certain other (income) expenses, net are classified as non-operating under MFRS. Under U.S. GAAP, these items should be included or excluded as a component of operating expenses, as applicable.

The following is a reconciliation of operating income:

	2010				2009		2008
Operating income reported under MFRS	US$	14,619	Ps	181,012	Ps	149,895	Ps	236,574
Other expenses, net		(3,433)		(42,508)		(66,495)		(56,880)
Operating income under U.S. GAAP	US$	11,186	Ps	138,504	Ps	83,400	Ps	179,694

Under MFRS and U.S. GAAP, the basic net income per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued.

For the years ended December 31, 2010, 2009 and 2008, there were no outstanding potential dilutive securities of the Company.

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

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, "Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary - a scope clarification". ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board's objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, "Compensation - Stock Compensation (Topic 718): escrowed share arrangements and the presumption of compensation". ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2. The adoption of these amendments had no impact on these financial statements.

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): improving disclosures about fair value measurements". The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements. ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009. The adoption of this ASU did not have a significant impact on these financial statements.

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, "Technical corrections to various topics". ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required. The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic. The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009. The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, "Subsequent Events (Topic 855): amendments to certain recognition and disclosure requirements. The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii) clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii) refining the scope of the disclosure requirements for reissued financial statements. The Board's objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance. The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, "Derivatives and Hedging (Topic 815): scope exception related to embedded credit derivatives". The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815. The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, "Compensation - Stock Compensation (Topic 718): effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades - a consensus of the FASB Emerging Issues Task Force." ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability. The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-20

In July 2010, the FASB released ASU 2010-20, "Receivables (Topic 310)". ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010. The objective of ASU 2010-20 is to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses as it relates to an entity's portfolio of financing receivables. The amendments in ASU 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables at fair value or lower of cost or fair value. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-21

In August 2010, the FASB released ASU 2010-21, "Accounting for Technical Amendments to Various SEC Rules and Schedules". ASU 2010-21 amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-22

In August 2010, the FASB released ASU 2010-22, "Accounting for Various Topics". ASU 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The amendments have had no impact on the financial statements of the Company.

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB's updated guidance as outlined in ASC 350, Intangibles - Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

NOTE 24FINANCIAL INFORMATION PER SEGMENTS

As of March 13, 2009, the Company operates in two geographic regions: in Mexico, which is the Company's country of origin and where it conducts its main operations (see Note 1), and in the United States of America through its 51% owned subsidiary, GRC-LA, through February 2010 after which the Company became 100% owner. This subsidiary's  principal line of business is the operation of the radio station KXOS-FM that broadcasts at 93.9 FM in Los Angeles, California and whose revenues are from broadcast advertising (see Note 1c and Note 10).

The financial statements amounts corresponding to each segment, including the amounts representing 100% of GRC-LA financial statements, are analyzed as follows:
Geographical Areas:	US Dollars		Mexican Pesos
Total Assets 2010
México	US$	138,877	Ps	1,719,642
United States of America		3,610		44,708
Total segments	US$	142,487		1,764,350
Intersegments eliminations		-		-
Consolidated	US$	142,487	Ps	1,764,350
Investment in productive assets 2010
México	US$	35,179	Ps	435,603
United States of America		72		896
Total segments	US$	35,251	Ps	436,499
Depreciation and amortizations 2010
México	US$	1,927	Ps	23,861
United Stated of America		-		-
Total segments	US$	1,927	Ps	23,861

	US Dollars		Mexican Pesos
Revenues 2010
México	US$	68,152	Ps	843,900
United States of America		5,171		64,025
Total segments	US$	73,323		907,925
Intersegment eliminations		-		-
Consolidated	US$	73,323	Ps	907,925
Operating profit (loss)
México	US$	23,247	Ps	287,843
United States of America		(8,628)		(106,831)
Total segments	US$	14,619	Ps	181,012
Intersegment eliminations		-		-
Consolidated	US$	14,619	Ps	181,012

Geographical Areas:	US Dollars		Mexican Pesos
Total Assets 2009
México	US$	136,824	Ps	1,786,744
United States of America		10,737		140,211
Total segments	US$	147,561		1,926,955
Intersegment eliminations		-		-
Consolidated	US$	147,561	Ps	1,926,955

	US Dollars		Mexican Pesos
Investment in productive assets 2009
México	US$	35,220	Ps	459,941
United States of America		-		-
Total segments	US$	35,220	Ps	459,941
Depreciation and amortization 2009
México	US$	1,993	Ps	26,024
United States of America		-		-
Total segments	US$	1,993	Ps	26,024

Revenues 2009
México	US$	58,374	Ps	762,290
United States of America		1,806		23,579
Total segments	US$	60,180		785,869
Intersegments eliminations		-		-
Consolidated	US$	60,180	Ps	785,869

Operating profit (loss)
México	US$	19,694	Ps	257,177
United States of America		(8,215)		(107,282)
Total segments	US$	11,479	Ps	149,895
Intersegments eliminations		-		-
Consolidated	US$	11,479	Ps	149,895

For the year ended December 31, 2009 and 2010, Grupo Radio Centro included in its results Ps 107,456 and Ps. 56,344, respectively, relating to 100% and 51% of the net loss of GRC-LA, during these years.

NOTE 25 - AUTHORIZATION TO ISSUE THE FINANCIAL STATEMENTS:

The accompanying financial statements were issued with the authorization of Mr. Pedro Beltrán Nasr, Chief Financial Officer, on February 16, 2010.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 21, 2011

GRUPO RADIO CENTRO, S.A.B. de C.V.

By:	/s/ Pedro Beltrán Nasr
Pedro Beltrán Nasr
Chief Financial Officer