Form 20-F
period 2011-12-31
GRUPO RADIO CENTRO SAB DE CV
filed 2012-04-27
CIK 906526

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐      Accelerated filer ☒       Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐             International Financial Reporting Standards ☒              Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

INTRODUCTION

Grupo Radio Centro, S.A.B. de C.V. is a corporation organized under the laws of the United Mexican States. As used in this Annual Report and except as the context otherwise requires, the terms “Grupo Radio Centro” and the “Company” refer to Grupo Radio Centro, S.A.B. de C.V. and its subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

We adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the year ended December 31, 2011. Our date of transition to IFRS was January 1, 2010. Accordingly, the consolidated annual financial statements as of and for the year ended December 31, 2011, included in this Annual Report are our first financial statements prepared in accordance with IFRS, and represent the integral, explicit and unreserved adoption of IFRS. IFRS 1,“First-time Adoption of International Financial Reporting Standards” has been applied in preparing these consolidated financial statements, which generally requires the retrospective application of all IFRS and the related improvements and interpretations. Therefore, our consolidated financial statements as of and for the year ended December 31, 2010 presented in this annual report, which were previously presented in accordance with Mexican Financial Reporting Standards (“MFRS”), have also been prepared under IFRS for comparative purposes. Note 28 to our audited consolidated financial statements contains information regarding the effects of adoption of IFRS on our consolidated financial information, including the required reconciliations of consolidated stockholders’ equity as of January 1 and December 31, 2010 and of total comprehensive income for the year ended December 31, 2010.

The Company publishes its financial statements in Mexican pesos. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 13.9787 to U.S.$ 1.00, the exchange rate for pesos on December 31, 2011, as published by the Central Bank of Mexico. On April 16, 2012, the exchange rate for pesos was Ps. 13.0736 to U.S.$ 1.00. See Item 3, “Key Information—Exchange Rate Information,” for information regarding exchange rates since January 1, 2007.

In this Annual Report, references to “pesos” or “Ps.” are to the lawful currency of Mexico. References herein to “U.S. dollars” or “U.S.$” are to United States dollars.

FORWARD-LOOKING STATEMENTS

This Annual Report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements that reflect the Company’s views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company’s control. These factors, some of which are discussed in Item 3, “Key Information—Risk Factors,” include projections of revenues, profit for the year, total comprehensive income, earnings per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios; statements about our future financial performance or the economic performance of Mexico or other countries; effects from competition with our broadcasting operations; material changes in the performance or popularity of key radio stations or broadcast programs; the loss of one or more key customers or a reduction in the advertising expenditures of key customers; a change in the seasonality of our business; the ability to make additional investments in radio operations or renew our broadcasting licenses; significant developments in the Mexican economic or political situation; changes in the regulatory environment in which we operate or fluctuations in inflation rates or exchange rates. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information of the Company and its subsidiaries for each of the periods indicated. This information, to the extent applicable, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements as of December 31, 2011 and 2010 and for the years then ended (the “Consolidated Financial Statements”), including the notes thereto, included elsewhere in this Annual Report. The selected financial information for 2010 differs from the information we previously published for 2010, because it is presented in accordance with IFRS.

	Year Ended December 31,
	2011(1)	2011	2010
	(in thousands, except per ADS data)
Operating Data:
Broadcasting revenue	U.S.$70,722	Ps.988,598	Ps.907,925
Broadcasting expenses(2)	51,456	719,294	691,434
Depreciation and amortization	1,786	24,967	23,861
Corporate expenses	1,069	14,939	14,939
Other expenses, net	4,298	60,077	57,661
Net finance cost	1,293	18,064	26,116
Profit for the year	12,555	175,507	51,251
Total comprehensive income	12,733	177,992	53,356
Profit for the year attributable to non-controlling interest(3)	1	11	8
Basic and diluted earnings per share	0.077	1.078	0.315
Basic and diluted earnings per ADS(4)	0.694	9.7074	2.8341
Dividends per ADS(4)	0.29	3.6	5.49
Common shares outstanding(4)	162,724,561	162,724,561	162,724,561

Balance Sheet Data:
Working capital(5)	U.S.$17,747	Ps.248,068	Ps.184,340
Property and equipment, net	32,655	456,475	438,717
Goodwill	59,295	828,863	828,863
Total assets	127,116	1,776,922	1,771,589
Long-term debt(6)	3,578	50,000	90,000
Total liabilities	26,354	368,389	476,048
Common stock(7)	75,827	1,059,962	1,059,962
Stockholders’ equity	100,762	1,408,533	1,295,541

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of Ps. 13.9787 per U.S. dollar, the exchange rate for pesos on December 31, 2011, as published by the Central Bank of Mexico. See “—Exchange Rate Information.”
(2)	Excludes depreciation, amortization and corporate expenses.
(3)	Total comprehensive income for the year attributable to non-controlling interest is equal to the amounts included herein, as other comprehensive income is only attributable to controlling interests.
(4)	Earnings per ADS are computed based on nine CPOs per ADS, each CPO representing one Series A Share of the Company. Common shares outstanding represents the weighted average number of Series A Shares outstanding. The Company declares dividends in any given year for the immediately preceding fiscal year. In 2011, the Company paid dividends in the aggregate amount of Ps. 65 million with respect to 2010. In 2010 and 2009, the Company paid dividends in the aggregate amount of Ps. 100 million for each year with respect to 2009 and 2008, respectively. For more information, see “Item 8 —Financial Information—Other Financial Information—Dividend Policy.”
(5)	Consists of total current assets minus total current liabilities.
(6)	Excludes current portion of long-term debt.
(7)	Excludes long-term debt.

EXCHANGE RATE INFORMATION

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not appreciate or depreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

Period	Exchange Rate(1)
Year Ended December 31,	High	Low	Average(2)	Period End
2007	11.269	10.667	10.925	10.917
2008	13.935	9.917	11.212	13.832
2009	15.406	12.632	13.578	13.058
2010	13.194	12.156	12.635	12.383
2011	14.254	11.505	12.427	13.951

Month Ended 2011:
October 31	13.93	13.10	13.44	13.17
November 30	14.254	13.383	13.695	13.620
December 31	13.993	13.489	13.775	13.951

Month Ended 2012:
January 31	13.750	12.925	13.383	13.036
February 29	12.951	12.625	12.783	12.794
March 31	12.990	12.628	12.752	12.812

(1)	Source: Noon-buying rate for cable transfers in New York reported by the Federal Reserve.

(2)	Average of month-end rates for annual figures; average of daily rates for monthly figures.

On April 13, 2012, the exchange rate reported by the Federal Reserve was Ps. 13.1460 to U.S.$ 1.00.

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

RISK FACTORS

Risks Relating to Our Operations

We may be unsuccessful in addressing the challenges and risks presented by our investment in the United States

In April 2009, we began to provide programming to, and sell advertising time on, KXOS-FM, a radio station broadcasting in Los Angeles, California that is owned by Emmis Communications Corporation. Our investment in the United States involves risks to which we have not previously been exposed and presents different or greater risks, including from competition and regulation, than those present in Mexico. Our potential for success should be considered in light of the expenses, complications and delays frequently encountered in connection with a new business. In 2011, our U.S. operations generated a net loss for the year of Ps. 101.4 million. We cannot predict whether or when our operations in the United States will become profitable.

In light of losses in our operations in the United States, we may not have sufficient sources of cash to meet our working capital needs

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

In the past, we have not complied with a financial covenant under our credit facility, and we may be incurring substantial additional indebtedness in the future in connection with the acquisition of the KXOS-FM station assets

We have entered into a credit facility for a secured peso-denominated loan having an outstanding aggregate principal amount of Ps. 80 million as of the date hereof. This amount is guaranteed by several of our subsidiaries and secured by a first priority lien on substantially all of our property, including our corporate headquarters but excluding any equipment used for broadcasting. The credit facility contains covenants requiring us to maintain certain financial ratios and comply with other financial conditions that, among other things, limit our ability to incur additional indebtedness, pledge assets and enter into transactions with affiliates. We were not in compliance with the fixed charges coverage ratio for the first and second quarters of 2010 and obtained waivers from the lender of this non-compliance for each quarter. Since then, we have been in compliance with our financial covenants. If we fail to comply with any covenant under the credit facility in the future, there can be no assurance that we will be able to obtain waivers or that the lender will not accelerate amounts due under the credit facility. If we are unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing our indebtedness. Such events would have a material adverse effect on our business, financial condition and results of operations.

In addition, in the event the acquisition of the KXOS-FM station assets described under “—Material Contracts” below is consummated, we anticipate that we would be required to guarantee the debt financing utilized to acquire these assets. This debt financing would be in an aggregate principal amount of approximately U.S.$85.5 million and would substantially increase our liabilities. To service this debt, we would rely primarily on cash flows provided by operations. If our cash flows from operations decline in the future, we may have difficult servicing this debt, which would have a material adverse effect on our business, financial condition and results of operations.

If we lose one or more of our key customers in Mexico, we could lose a significant amount of our revenue

Our two largest individual customers in 2011 were Walmart de México, S.A.B. de C.V. (“Walmart”) and Organización Soriana, S.A.B. de C.V. (“Soriana”). In 2010, our two largest customers were Walmart and Soriana. In 2011, Walmart represented 9.1% and Soriana represented 4.1% of our consolidated broadcasting revenue, excluding revenue from our operations in the United States. In 2010, Walmart represented 10.4% and Soriana represented 3.4% of our consolidated broadcasting revenue, excluding revenue from our operations in the United States. The companies comprising Grupo Carso are also key customers, representing 5.5% of our total broadcasting revenue in 2011 and 5.2% in 2010, excluding revenue from our operations in the United States. We cannot assure you our key customers will continue to purchase advertising from us at current levels or at all. The loss of our relationship with any one of our principal customers could have a material adverse effect on our results of operations.

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

Certain members of the Aguirre family effectively control our management and the decisions of the shareholders, and their interests may differ from those of other shareholders

Certain members of the Aguirre family have the power to elect a majority of our directors and control our management because they own a substantial majority of the outstanding Series A Shares not held in the form of CPOs. These Aguirre family members have established a Mexican trust, which they control, that holds 51.6%, of the outstanding Series A Shares as of April 16, 2012.

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

Future sales of Series A Shares by the controlling shareholders may affect future market prices of the Series A Shares, CPOs and ADSs

Actions by members of the Aguirre family, directly or through the Mexican trust through which they hold most of their Series A Shares, with respect to the disposition of their Series A Shares, may adversely affect the trading price of the Series A Shares or the CPOs on the Mexican Stock Exchange and the price of the ADSs on the NYSE. There are no contractual restrictions on the rights of members of the Aguirre family to sell ADSs, CPOs or Series A Shares, other than those contained in our loan with Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, which requires the Aguirre family to maintain 51% of our capital stock.

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

In 2011, Mexico’s gross domestic product, or GDP, grew by 3.9% and inflation was 3.82%. In 2010, Mexico’s GDP grew by 5.4% and inflation was 4.4%. In 2012, according to preliminary estimates of the Mexican government, GDP is expected to increase by 3.23% and inflation is expected to be 3.53%. If the Mexican economy contracts or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences.

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

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates in the past. The annual rate of inflation, as measured by changes in the INPC, was 3.82% for 2011. If inflation in Mexico does not remain within the government’s projections, we may not be able to raise our broadcast advertising rates to keep pace with inflation. More generally, the adverse effects of high inflation on the Mexican economy may result in lower demand for broadcast advertising.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 4.25% during 2011. During the first quarter of 2012, the average 28-day Cetes rate was 4.27%. High interest rates in Mexico could adversely affect our financing costs, and to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

Political events in Mexico could affect Mexican economic policy and our operations

Mexican political events may significantly affect our operations and the performance of Mexican securities, including our securities. We cannot assure you that the current political situation or any future political developments, including the presidential and federal congressional elections in Mexico, which will be held in July 2012, will not have a broad adverse effect on growth trends in the Mexican broadcasting industry or in the economy generally, or directly and adversely affect us.

Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2011, the peso depreciated against the U.S. dollar at year-end by 12.7%, although the average value of the peso against the U.S. dollar during 2011 was 1.6% lower than in 2010. In 2010, the peso appreciated against the U.S. dollar at year-end by 5.2%, while the average value of the peso against the U.S. dollar during 2010 was 3.2% higher than in 2009. In 2009, the peso appreciated against the U.S. dollar at year-end by 5.6%, and the average value of the peso against the U.S. dollar during 2009 was 21.1% lower than in 2008. No assurance can be given that the peso will not depreciate in value relative to the U.S. dollar in the future.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

In 2011, our operating costs payable in U.S. dollars increased due to our investment in a radio station in Los Angeles, California. These expenses represented 23.5% of our consolidated broadcasting expenses in 2011. We prepaid the first two years of fees (U.S.$ 14 million) under the related local marketing agreement and, beginning in April 2011, we have been making monthly fee payments of U.S.$583,333. Although at December 31, 2011, we had no U.S. dollar-denominated indebtedness, we may incur U.S. dollar-denominated indebtedness in the future, particularly in connection with the acquisition of the KXOS-FM station assets. Declines in the value of the peso relative to the U.S. dollar increase our operating costs, increase our interest costs in pesos relative to any U.S. dollar-denominated indebtedness, increase our obligations payable in U.S. dollars, result in foreign exchange losses and could adversely affect our ability to meet our U.S. dollar-denominated obligations. Additionally, since substantially all our revenue is denominated in pesos, increased costs resulting from a decline in the value of the peso relative to the U.S. dollar will not be offset by any exchange-related increase in revenue. Since we fund our operations in the United States with peso-denominated revenue earned in Mexico, the decline of the peso relative to the U.S. dollar could increase our operating costs.

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

Capital Expenditures and Divestitures

Capital Expenditures

Capital expenditures were Ps. 41.7 million in 2011 and Ps. 16.7 million in 2010. In 2011 and 2010, capital expenditures were financed from working capital. In 2011, the Company’s principal capital expenditures were for broadcasting equipment. In 2010, the Company’s principal capital expenditures were for transportation equipment. The increase in 2011 compared to 2010 was primarily due to increased investment in broadcasting equipment and in the construction of a new transmission site with digital transmission systems and state-of-the-art technology for five FM radio stations. See “Business Overview—Broadcasting Operations—Investment in Technology.”

Capital Divestitures

The Company had no capital divestitures in 2011 and had Ps. 14.1 million in capital divestitures in 2010. These divestitures in 2010 were principally related to the sale of transportation equipment.

BUSINESS OVERVIEW

Grupo Radio Centro is a leading radio broadcasting company in Mexico. For more than 40 years, the Company has been the leading radio broadcaster in terms of audience share in Mexico City, the most populous city in North America. Grupo Radio Centro’s principal activities are the production and broadcasting of music, entertainment, news and special event programs. The Company’s revenue is derived primarily from the sale of commercial airtime to advertising agencies and businesses. According to IBOPE AGB México (“IBOPE”), the Company’s Mexico City audience share as of December 31, 2011 was 54.0%, more than three times that of the next most popular radio broadcasting company in Mexico City on the same date. See “—Broadcasting Operations” and “—Competition.”

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

The Company manages the 11 radio stations it operates in Mexico City as a portfolio, combining in-depth market research and programming innovation with continuous investment in state-of-the-art technology and human resources to produce high-quality, popular programs that target substantially all of the demographic segments of the Mexico City radio audience sought by advertisers. According to IBOPE, for the year ended December 31, 2011, Grupo Radio Centro’s radio stations ranked as seven of the top ten radio stations (out of a total of 68 radio stations in Mexico City); as five of the top 10 FM radio stations (out of a total of 32 FM stations) and four of the top 10 AM stations (out of a total of 36 AM stations). See “—Business Strategy.”

In the United States, we entered into an agreement on April 3, 2009 with Emmis Communications Corporation (“Emmis”), a U.S. radio broadcasting company. We agreed to provide programming to, and sell advertising time on, KXOS-FM for up to seven years. KXOS-FM is an Emmis-owned radio station broadcasting in Los Angeles, California, on the 93.9 FM frequency. We began operating the station in the contemporary Spanish-language hits format on April 15, 2009. We operate KXOS-FM through our subsidiary, Grupo Radio Centro LA, LLC (“GRC-LA”), which was incorporated on March 13, 2009 as a Delaware limited liability company. According to Arbitron Inc., a media and marketing research firm, as of December 31, 2011, KXOS-FM had an audience share of 1.2% and was ranked 27 out of a total of 80 stations in the Los Angeles metropolitan area and an audience share of 2.3% and was ranked 14 in terms of the Hispanic population.

In addition to its radio broadcasting activities, the Company, under the trade name Organización Impulsora de Radio, acts as the national sales representative for, and provides programming to, a network of affiliates in Mexico. At December 31, 2011, the Company had 127 affiliates in 71 cities throughout Mexico.

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

OIR Network Strategy

As a complement to its radio-broadcasting activities, Grupo Radio Centro operates and continues its efforts to expand its OIR radio network. The Company simultaneously transmits its news program “La Red de Radio Red” from 5:45 a.m. to 10:00 a.m. to the 24 largest commercial markets in Mexico outside the Mexico City metropolitan area. While increasing programming and service revenue, the operation of OIR also facilitates the Company’s overall marketing efforts, offering advertisers access to radio stations on a nationwide basis. See “—OIR Network.”

Broadcasting Operations

Radio Stations

The following table sets forth certain information about the radio stations Grupo Radio Centro operates in Mexico City as of December 31, 2011:

Station	Frequency	Power (Watts)	Station Format	Total Market Rank(1)(2)	Total Audience Share(1)(3)	Band Rank(1)(4)	Target Demographic Segments
XEQR-FM.	107.3 mhz	100,000	Grupera—Diverse Musical Genres	1	13.9%	1	Ages 13-44

XERC-FM	97.7 mhz	100,000	Juvenil— Youth Oriented	9	3.5%	7	Ages 8-34

XEJP-FM.	93.7 mhz	100,000	Spanish Language—Contemporary Music	4	6.5%	4	Ages 18-44

XHFO-FM(5)	92.1 mhz	150,000	English Language—Classic Rock	5	5.6%	5	Ages 18-44

XHFAJ-FM.	91.3 mhz	100,000	English Language—Contemporary Music	2	11.1%	2	Ages 13-34

XEQR-AM.	1030 khz	50,000	Spanish Language—Talk Show	6	4.4%	1	Ages 25+

XEJP-AM	1150 khz	50,000	Spanish Language Classics	7	4.0%	2	Ages 35+

XERED-AM	1110 khz	100,000	News / Talk Show	22	1.0%	5	Ages 25+

XHRED-FM	88.1 mhz	100,000	News / English Language—Music	21	1.1%	17	Ages 25 +

XERC-AM.	790 khz	50,000	News	37	0.4%	13	Ages 25+

XEN-AM	690 khz	100,000	News / Talk Show	36	0.4%	12	Ages 25+

(1)	Source: IBOPE AGB Mexico.
(2)	Total market rank is determined based on each station’s annual average share of the total radio audience.
(3)	Total audience share represents each station’s annual average share of the total radio audience.
(4)	Band rank is determined based on each station’s annual average share of the radio audience within its broadcasting frequency band (i.e., either AM or FM).

(5) XHFO-FM is operated by Grupo Radio Centro pursuant to an operating agreement that was renewed on October 16, 2008 for five years ending on January 2, 2014. For the year ended December 31, 2011, XHFO-FM accounted for approximately 12.2% of Grupo Radio Centro’s broadcasting revenue.

Programming

The Company currently produces all of the programming for the stations it owns or operates. The Company also provides programming to its network of affiliates.

The programming the Company produces includes playing recorded music, covering live music events (such as concerts), and airing special musical programs and news and talk show programs. Through its Noticentro news division, the Company produces daily news programs consisting of three-minute updates and 10-minute summaries of local, national and international news that are broadcast through Formato 21, the Company’s 24-hour all-news station, and the majority of its other stations in Mexico City. The Company also produces segments of two, three and four hour news programs that are broadcast at different times during the day.

The Company’s programming strategy is to tailor the format of each of its stations to attract targeted demographic segments of the radio audience sought by advertisers. To ensure that its programming remains responsive to shifting demographic trends and audience tastes, Grupo Radio Centro uses its internal research division (which regularly conducts door-to-door interviews throughout Mexico City), as well as commercially available data, to assess the listening habits and tastes of the Mexico City population. Grupo Radio Centro conducted approximately 250,000 interviews in 2011 and 287,000 interviews in 2010. The Company believes that no competitor has developed an internal research capability as extensive as its own.

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

Grupo Radio Centro uses multiplexed networks for transmission, which allows five of its AM stations to operate at three sites, each using one antenna. Similarly, five FM stations were multiplexed in a common panel master antenna on the Cerro del Chiquihuite. In November 2010, the Company obtained authorization from the SCT to relocate these five FM radio stations from Cerro del Chiquihuite, which is in the north of Mexico City, to property at higher elevations and, after receiving such approval, purchased 484,000 square feet of land located at 3,300 meters above sea level. The Company expects to improve its current coverage for these radio stations after the relocation is complete. In addition, one FM radio station operated by the Company transmits from the World Trade Center building in Mexico City.

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

In December 2008, the Company obtained authorization from the SCT to increase the power at two stations: XEDKR-AM (in Jalisco) was increased from one to 10 kilowatts, and XESTN-AM (in Monterrey) was increased from one to five kilowatts. In June 2009, the Company completed a new transmission site which is controlled remotely in a new building from which XEDKR-AM currently operates. In September 2009, the Company completed upgrades to its XESTN-AM transmission site. Both stations now operate with increased power.

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

Currently, all AM and FM radio broadcast signals in Mexico are analog. However, in recent years there have been efforts to develop, test and implement radio digital audio broadcasting (DAB), using either the “in-band-on-channel” (IBOC) U.S. broadcasting model or the “out-of-band” European broadcasting model. The Cámara Nacional de la Industria de Radio y Televisión (National Chamber of the Radio and Television Industries, or “CIRT”) has been analyzing DAB proposals and created a task force with the Comisión Federal de Telecomunicaciones (Mexican Federal Telecommunications Commission or “Cofetel”) in order to introduce DAB in Mexico. In February 2011, Cofetel approved the IBOC standard for AM and FM radio broadcast signals in Mexico. Cofetel announced that the adoption of IBOC would be voluntary for AM and FM station licensees and that IBOC would be used in hybrid mode, allowing for continued use of analog signals. The approval of IBOC does not prevent Cofetel from evaluating other broadcasting technologies in other bands of frequencies assigned to broadcasting. The adoption of IBOC is pending approval by the Comisión Federal de Mejora Regulatoria (Federal Commission for the Improvement of Regulations). If implemented, IBOC would eliminate fading, static and other interference that adversely affects the listening experience.

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

In October 2011, the Company commenced building a new transmission site with digital transmission systems and state-of-the-art technology for five FM radio stations. This transmission site will be equipped with a new tower, new master antenna, new transmitters, processors, telemetry systems and remote control. The transmission site will also include a solar park to reduce or eliminate electric energy consumption.

Sale of Airtime and Marketing

Our two largest individual customers in 2011 were Walmart and Soriana. In 2010, our two largest individual customers were Walmart and Soriana. In 2011, Walmart represented 9.1% and Soriana represented 4.1% of our total broadcasting revenue, excluding revenue from our operations in the United States. In 2010, Walmart represented 10.4% and Soriana represented 3.4% of our total broadcasting revenue, excluding revenue from our operations in the United States. The Companies comprising Grupo Carso are also key customers, representing 5.5% of our total broadcasting revenue in 2011 and 5.2% in 2010, excluding revenue from our operations in the United States.

Sales of commercial airtime vary throughout the year and are generally highest in the fourth quarter of the year and lowest in the first quarter of the year. See Item 5, “Operating and Financial Review and Prospects—Seasonality of Sales.”

At December 31, 2011, the Company had a sales force of 28 individuals, of which 15 marketed primarily to advertising agencies and major customer accounts, and 13 marketed to small and mid-sized customer accounts.

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

The Company sells some commercial airtime in advance. The advance-sales arrangements guarantee the rate in effect at the time of purchase to advertisers who deposit cash with Grupo Radio Centro in an amount equal to their advertising commitment for an agreed period. These advertisers are also granted bonus advertising time in addition to the time purchased. The Company invests cash deposited pursuant to advance sales and includes interest generated on such investments in broadcasting revenue. In 2011, revenue recognized under advance-sale arrangements, including related interest income, accounted for approximately 19.7% of total broadcasting revenue (excluding revenue from our operations in the United States), compared to 22.0% for 2010.

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

OIR Network

Grupo Radio Centro, under the trade name OIR, provides national sales representation, programming and broadcast-related services to a network of affiliates. At December 31, 2011, Grupo Radio Centro had 127 affiliates located in 71 cities throughout Mexico. During the last two years, broadcasting revenue from OIR-related activities ranged from 2.9% to 3.2% of total broadcasting revenue (excluding revenue from our operations in the United States). In 2011, approximately 2.9% of the Company’s revenue (excluding revenue from our operations in the United States) was attributable to its work through OIR, and no single affiliate represented more than 9.3% of total OIR-related revenue.

At December 31, 2011, 11 of the Company’s OIR-related affiliates were owned or controlled by shareholders of the Company. Except as disclosed elsewhere (see Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 23 to the Consolidated Financial Statements), all commercial relations between such shareholder-owned or shareholder-controlled stations and Grupo Radio Centro are on an arm’s-length basis.

Outside Mexico City, virtually all advertising aimed at a national audience is sold through networks of affiliated radio stations. Pursuant to its standard affiliate agreement, which is terminable at will by either party on 60 days’ notice, OIR agrees to purchase commercial airtime from affiliated stations, compensating such stations for their airtime with a percentage of the revenue obtained on the resale of commercial airtime to national advertisers, which percentage amounted to, on average, 64% of such revenue in 2011 and, on average, 62% of such revenue in 2010. The affiliates agree to broadcast certain programs at specified times with advertising spots of specified duration. Compensation paid to each affiliate varies depending on the size of each affiliate’s market.

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

Competition

Radio broadcasting in Mexico is highly competitive, and programming popularity, an important factor in advertising sales, is readily susceptible to change. As of December 31, 2011, there were 54 commercial radio stations in Mexico City (31 AM and 23 FM stations) and 14 not-for-profit, public-service stations (eight FM and six AM). These stations constitute all of the currently available radio broadcast channels within Mexico City’s AM and FM frequency spectrum.

Set out below is a table showing the number of stations in Mexico City operated by Grupo Radio Centro and each of its six main competitors at December 31, 2011, and a chart depicting the audience share of each.

Operation of Mexico City Stations by Grupo Radio Centro and its Principal Competitors(1)

	AM Stations	FM Stations	Total
Grupo Radio Centro	5	6	11
Grupo Acir	2	4	6
Televisa Radio	3	3	6
NRM Comunicaciones	3	3	6
Grupo Radio Fórmula	3	2	5
Grupo Imagen	0	2	2
MVS Radio	0	2	2
Total	16	22	38

(1) Source: Grupo Radio Centro.

Mexico City Radio Audience Share (1970-2011)

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

According to IBOPE, the Company’s Mexico City audience share increased to 51.9% in 2011, and the Company’s average Mexico City audience share increased from 43.4% in 2009 to 50.4% in 2010. The Company has experienced gradual declines in the years prior to 2009, which were mainly attributable to increased competition from other radio stations that adopted formats similar to the Company’s most successful formats, including Juvenil—Youth Oriented, Grupera—Diverse Musical Genres and News/Talk Show.

The Company believes that its balanced portfolio of station formats reduces the impact of a decline in audience share of any one format segment or station. For example, the Company’s most popular station, XEQR-FM, which was the top-ranked station in Mexico City for the year ended December 31, 2011, represented only 14.7% of the Company’s total radio audience. However, there can be no assurance that competition within, or a decline in the popularity of, a given format will not decrease the Company’s aggregate audience share in the future.

In addition, the Company faces strong competition for advertising revenue from both television and various print media.

OIR Network Competition

The Mexican radio-network market is highly competitive. As of December 31, 2011, there were 26 radio networks serving 687 AM radio stations and 499 FM radio stations outside Mexico City. The Company believes that the popularity of its programming, its long-standing experience in the Mexican radio broadcasting market and the quality of its broadcast-related services enable the Company’s affiliates that are served by OIR to compete effectively.

Significant Subsidiaries

The following table sets forth the Company’s significant subsidiaries at December 31, 2011:

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest		Description

XEQR, S.A. de C.V.	Mexico	99.99%		Radio station

XERC, S.A. de C.V.	Mexico	99.99%		Radio station

XEEST, S.A. de C.V.	Mexico	99.99%		Radio station

XEQR-FM, S.A. de C.V.	Mexico	99.99%		Radio station

XERC-FM, S.A. de C.V.	Mexico	99.99%		Radio station

XEJP-FM, S.A. de C.V.	Mexico	99.99%		Radio station

XEDKR-AM, S.A. de C.V.	Mexico	99.99%		Radio station

Radio Red, S.A. de C.V.	Mexico	99.99%		Radio station

Radio Red-FM, S.A. de C.V.	Mexico	99.99%		Radio station

Radio Sistema Mexicano, S.A.	Mexico	99.99%		Radio station

Estación Alfa, S.A. de C.V.	Mexico	99.99%		Radio station

Emisora 1150, S.A. de C.V.	Mexico	99.99%		Radio station

Grupo Radio Centro LA, LLC	United States of America	100.0	%(1)	Radio station

GRC Comunicaciones, S.A. de C.V.	Mexico	99.99%		Marketing company

GRC Radiodifusión, S.A. (formerly Aerocer, S.A.)	Mexico	99.99%		Marketing company

(1) As the result of a capital reduction in February 2010, the Company owns 100% of Grupo Radio Centro LA, LLC. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Investment in GRC-LA.”

Name of the Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description

Promotora Técnica de Servicios Profesionales, S.A. de C.V.	Mexico	99.99%	Service company

Publicidad y Promociones Internacionales, S.A. de C.V.	Mexico	99.99%	Service company

To2 México, S.A. de C.V.	Mexico	99.99%	Service company

Promo Red, S.A. de C.V.	Mexico	99.99%	Service company

Universal de Muebles e Inmuebles, S.A. de C.V.	Mexico	99.99%	Real estate company

Inmobiliaria Radio Centro, S.A. de C.V.	Mexico	99.99%	Real estate company

Desarrollos Empresariales, S.A. de C.V.	Mexico	99.99%	Sub-holding company

Radiodifusión Red, S.A. de C.V.	Mexico	99.99%	Sub-holding company

Enlaces Troncales, S.A. de C.V.	Mexico	99.99%	Sub-holding company

Música, Música, Música, S.A. de C.V.	Mexico	99.99%	Non-operating company

Promotora de Éxitos, S.A. de C.V.	Mexico	99.99%	Non-operating company

Producciones Artísticas Internacionales, S.A. de C.V.	Mexico	99.99%	Non-operating company

Property and Equipment

All of Grupo Radio Centro’s tangible assets (other than a small amount of tangible assets located in Los Angeles, California) are located in Mexico. At December 31, 2011, the net book value of all property and equipment was approximately Ps. 456.4 million (U.S.$ 32.6 million).

Grupo Radio Centro’s principal executive offices and studios are located in Mexico City and are owned by the Company. In 1992 Grupo Radio Centro purchased the Constituyentes building, a 102,000 square foot building (approximately 10,000 square meters), of which, at December 31, 2011, the Company occupied approximately 81,000 square feet (approximately 7,500 square meters). The remainder is available for leasing to third parties. In March 1994, Grupo Radio Centro moved its principal offices and broadcasting operations (excluding transmitter antennae and related equipment) into the Constituyentes building. Grupo Radio Centro also owns the transmitter sites and antenna sites used by most of its Mexico City radio stations, including related back-up facilities. In addition, Grupo Radio Centro currently leases satellite-transmission facilities in Mexico City from the Mexican government. As a result of a 1993 change in Mexican law, Grupo Radio Centro purchased and received authorization from Telecomunicaciones de México, a state-owned entity, to operate its own up-link equipment. This up-link equipment has been operational since the end of 1994 and was upgraded in December 2005 and the first quarter of 2006 (see “—Business Strategy—Production and Transmission of Programming”).

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

The licensee has a preferential right to renew the license for periods of up to 20 years (with most terms for renewal currently being granted for up to 12 years) under a non-competitive renewal process. Renewals are generally granted to licensees that have substantially complied with the applicable law and the terms of their licenses. The licenses for nine of Grupo Radio Centro’s radio stations (XEQR-AM, XERC-AM, XEEST-AM, XEJP-AM, XERED-AM, XEN-AM, XEQR-FM, XERC-FM AND XHFAJ-FM) were renewed and are now set to expire in 2016. The license for XHRED-FM was renewed and is now set to expire in 2019. The license for XEJP-FM is set to expire in December 2012, and the Company has applied for a renewal of this license. The license for XEDKR-AM (in Guadalajara) will expire in October 2015, and the license for XESTN-AM (in Monterrey) will expire in November 2015.

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

Broadcast Tax. All radio stations in Mexico are subject to a tax payable in cash or by granting the Mexican government the right to use a portion of broadcast time. Radio stations may satisfy this tax by providing the Mexican government with several advertising spots lasting between 20 to 30 seconds each. The amount of broadcasting time allotted to the government is currently fixed at 35 minutes each day between 6:00 a.m. and midnight. The use of this time is not cumulative, and the Mexican government forfeits any time it does not use in any day. The Mexican government’s spots must be distributed on a proportional and equitable basis throughout the relevant programming period.

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

The Mexican government is allotted a certain amount of time under concession agreements with broadcasters and, in turn, gives a portion of that time to the IFE to distribute among the political parties (during election years) and for the use of the IFE. The broadcast time that political parties receive through the IFE is free of charge and airs during primetime hours. During campaign season, the IFE is granted 48 minutes of the 65 minutes that the Mexican government receives, in aggregate, daily, which includes 30 minutes allotted under concession agreements and 35 minutes allotted as a broadcast tax. In other periods, the IFE receives eight minutes. The time allocated by IFE to political parties is the only broadcast time at their disposal as, under the electoral code, political parties are prohibited from purchasing broadcast time. IFE has supervisory powers and is able to administer sanctions for violations of the provisions of the electoral code.

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

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. We began reporting under IFRS for the year ended December 31, 2011 with a transition date to IFRS of January 1, 2010. Note 28 to our Consolidated Financial Statements contains information regarding the effects of adoption of IFRS, including the required reconciliations of consolidated stockholders’ equity (as of January 1, 2010 and December 31, 2010) and of total comprehensive income for the year ended December 31, 2010. IFRS 1,“First-time Adoption of International Financial Reporting Standards” has been applied in preparing the Consolidated Financial Statements, which generally requires the retrospective application of all IFRS and the related improvements and interpretations. However, IFRS 1 requires certain mandatory exceptions and permits other optional exemptions from retrospective application in order to assist entities in the transition process. See Note 2 to the Consolidated Financial Statements for an explanation of use of exceptions permitted or required by IFRS 1. The summary consolidated annual financial information as of and for the year ended December 31, 2010 presented in this Annual Report, which was previously presented in accordance with MFRS, is presented under IFRS for comparative purposes.

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

The following table sets forth the Company’s broadcasting revenue on a quarterly basis as a percentage of total revenue, for 2011 and 2010.

	Broadcasting Revenue
	2011	2010
First quarter.	19.1%	18.3%
Second quarter.	23.3	23.0
Third quarter.	25.8	24.9
Fourth quarter.	31.8	33.8
Total	100%	100%

Economic Conditions in Mexico

Grupo Radio Centro’s financial condition and results of operations are generally affected by the strength of the Mexican economy, as demand for advertising, revenue from which is the principal source of the Company’s earnings, generally declines during periods of economic difficulty.

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6%. GDP fell by 6.5% in 2009 and has grown by approximately 5.5% in 2010 and 3.9% in 2011. If the Mexican economy experiences another recession, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

The annual rate of inflation in Mexico, as measured by changes in the INPC, was 3.82% for 2011. The adverse effects of high inflation on the Mexican economy might result in lower demand for broadcast advertising.

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

Critical Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur. The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Impairment of Long-Lived Assets

Tangible and intangible assets are recorded at cost less accumulated depreciation or amortization and impairment losses. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the assets. The estimated useful life and the depreciation or amortization method are reviewed at the end of each reporting period by management, with the effect of any changes in estimate being accounted for on a prospective basis.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

In order to calculate an impairment loss, the Company determines the recovery value of the asset or cash-generating unit, which is defined as the greater of the net sales price of the asset or its value in use. Value in use is comprised of the present value of estimated future cash flows. The determination of the underlying assumptions related to the recoverability of long-lived assets is subjective and requires the exercise of considerable judgment. Key assumptions used by the Company in its calculations of potential impairment loss include projections of cash flows, discounted using a weighted average cost of capital of 14.73%, considering perpetual growth of net cash flow of 3.5% and a perpetual factor of 8.91.

Impairment testing is performed annually or more frequently when there is indication that the asset or cash-generating unit may be impaired. Any impairment loss is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Employee Benefits

The costs related to benefits to which employees are entitled as a result of seniority premiums and pension plans, in the case of union personnel, or by law or by Company grant, are recognized in the results of operations at the time services are rendered by employees, based on the present value of the benefits determined under actuarial estimates. Actuarial calculations include, among other things, assumptions related to employee demographics, retirement age, compensation levels, future costs, pay rates, turnover and mortality. As of December 31, 2011, the discount rate used in the calculation of employee benefits was 7.25%, while the expected rate of increase in salary used was 5%.

Deferred Taxes

Under IFRS, the Company is required to recognize income tax effects on the differences between the accounting and tax bases of the Company’s assets and liabilities. A deferred income tax benefit related to amortization of tax losses is recognized in the consolidated financial statements to the extent that it is likely that future tax benefits will ultimately be realized by the Company. Such estimates are based on management’s knowledge of the business, as well as projections of future profits, including tax strategies developed by the Company. In connection with the Tax Law Concerning Expressly Declared Public Services and Concessionaires of Public Dominion Assets of the Nation (Ley del Impuesto sobre Servicios Expresamente Declarados de Interes Público por Ley, Empresas Concesionarias de Bienes del Dominio Directo de la Nación) issued in 1968 a radio and television tax is levied on customers who make payments to radio and television concessionaires (the “concessionaires”), equivalent to 25% of such payments. This tax is collected from customers and remitted to the Mexican government by the concessionaires. Subsequently, a new decree issued on October 10, 2002, allowed concessionaires to remit the tax either in cash or in-kind. If paid in-kind, the decree establishes that payment be provided in free airtime, the value of which is determined based on the equivalent of 18 minutes a day with respect to television broadcast, and 35 minutes a day with respect to radio broadcast. Accordingly, only 80% of the total amount of the consideration received from customers for broadcasting services relates to the payment for services provided to such customer, while the 20% remaining relates to the tax collected by concessionaires and payable to the Ministry of Finance of Mexico.

Based on tax and legal advice received, the Company does not consider the tax paid in-kind as part of its taxable income because there is no service contract entered into between the Company and the Mexican government, nor is there any consideration agreed upon between the two entities for the services rendered. The Company calculates its deferred income taxes on this basis and, accordingly, projects minimal to zero taxable income in future years. As a result, the Company has determined that it is not more likely than not that it will generate future taxable income sufficient to utilize the benefit provided from its previous tax loss carry-forwards, and thus has partially recognized the related deferred income tax asset.

2011 vs. 2010 Results of Operations

For the year ended December 31, 2011, broadcasting revenue was Ps. 988.6 million, representing a 8.9% increase compared to the Ps. 907.9 million reported in 2010. The increase in broadcasting revenue was mainly attributable to higher advertising expenditures by the Company’s clients, who purchased more airtime during the year ended December 31, 2011 compared to the same period of 2010. Specifically, the Company recorded a 9.1% increase in the sale of airtime from its operations in Mexico, as revenues increased to Ps. 920.7 million in 2011 from Ps. 843.9 million in 2010, and we recorded a 6.1% increase in the sale of airtime from our operations in the United States, as revenues increased to Ps. 67.9 million in 2011 from Ps. 64.0 million in 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization, corporate and general and administrative expenses) for the year ended December 31, 2011 were Ps. 719.3 million, a 4% increase compared to the Ps. 691.4 million reported in the same period for 2010. This increase was primarily due to (i) increased promotional expenses, which increased to Ps. 32.1 million from Ps. 20.4 million in 2010, a 57.4% increase, (ii) higher commissions paid to the Company’s sales force and to advertising agencies due to higher broadcasting revenues, which increased to Ps. 43.4 million from Ps. 37.1 million in 2010, a 17.2% increase, and (iii) the depreciation of the Mexican peso against the U.S. dollar, which increased our operating costs payable in U.S. dollars to Ps. 52.1 million in 2011, from Ps. 46.8 million in 2010, including those payable to Comercializadora Siete de Mexico, S.A. de C.V., an 11.2% increase.

Depreciation and amortization expenses for the year ended December 31, 2011 were Ps. 25.0 million, a slight increase compared to the Ps. 23.9 million reported in 2010.

The Company’s corporate expenses for the year ended December 31, 2011 were Ps. 14.9 million, the same amount reported in 2010.

Other expenses, net for the year ended December 31, 2011 were Ps. 60.0 million, a 4.2% increase compared to the Ps. 57.7 million reported in 2010. This increase was mainly attributable to an increase in legal expenses incurred in 2011 related to the arbitral proceeding involving Mr. Gutiérrez Vivó.

The Company’s net finance cost for 2011 was Ps. 18.1 million, compared to the Ps. 26.1 million reported in 2010. This decrease was mainly due to a decrease in interest expense from Ps. 26.3 million for the year ended December 31, 2010 to Ps. 17.9 million in the same period of 2011 as a result of the reduction in the annual interest rate of the Company’s loan with Banco Inbursa, S.A. from 13% through March 18, 2010 to 9.5% thereafter combined with a reduction in the principal amount of such loan.

For the year ended December 31, 2011, the Company reported profit before taxes of Ps. 151.3 million, compared to Ps. 93.9 million reported in 2010, mainly due to the aforementioned increase in broadcasting revenue.

During 2011, the Company reevaluated the tax treatment of the portion of the broadcast time that it grants to the Mexican government as payment in-kind of broadcasting taxes. Although the payment in-kind of broadcast time is recognized as revenue for accounting purposes, the Company has determined that such amounts should not be included in taxable income for purposes of calculating income taxes payable. As a result of such reevaluation, the Company successfully petitioned the Mexican government for the reimbursement of $27.9 million in income taxes paid related to the fiscal year ended December 31, 2009, which was recorded as an income tax benefit in the year ended December 31, 2011. This resulted in an overall net income tax benefit of Ps. 24.2 million in 2011, as compared to income tax expense of Ps. 42.7 million recorded for the year ended December 31, 2010. Although the Company generated profit before taxes in 2011, this benefit and the related approach to calculating taxable income resulted in a negative effective tax rate in 2011 of 16%, which represented an income tax benefit, as compared to a positive effective tax rate of 45% in 2010. In 2012, the Company expects to continue receiving reimbursements of income tax by the Mexican government in an amount equal to approximately Ps. 29.6 million.

As a result of the foregoing, the Company recorded a profit of Ps. 175.5 million for the year ended December 31, 2011, a significant increase when compared to a profit of Ps. 51.2 million for the year ended December 31, 2010.

In addition, for the year ended December 31, 2011, other comprehensive income, which is comprised of foreign currency translation and net actuarial gains and losses, amounted to Ps. 2.5 million, a slight increase compared to the Ps. 2.1 million recorded in 2010.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations. The Company’s operating activities provided Ps. 132.3 million in 2011 and Ps. 153.3 million in 2010. Working capital at December 31, 2011 was Ps. 248.0 million and Ps. 184.3 million at December 31, 2010. This increase in working capital was mainly a result of a decrease in current liabilities, which resulted from a decrease in commercial airtime sold in advance and reduced tax liabilities as a result of certain tax benefits received related to the re-evaluation of the tax treatment of broadcast tax.

Although cash flow from operations historically has been sufficient to cover the Company’s working capital needs, the Company’s investment in April 2009 in a Los Angeles radio station has resulted in increased working capital needs and the contemplated acquisition of the KXOS-FM station assets may increase the Company’s working capital needs. On June 1, 2010, the Company borrowed Ps. 30 million under the revolving tranche of our credit facility to meet working capital needs, which we repaid on November 9, 2010. Although the Company currently expects to be able to meet its working capital needs in 2012 with cash flow from operations, there can be no assurances that it will not need to borrow further amounts.

During 2011, the Company’s principal use of funds, other than for operating purposes and capital expenditures was the payment of dividends in the amount of Ps. 65.0 million and the repayment of indebtedness in the principal amount of Ps. 40.0 million. During 2011, the Company invested Ps. 15.9 million in the construction of a new transmission site with digital transmission systems and state-of-the-art technology for five FM radio stations, which commenced in October 2011. See “Business Overview—Broadcasting Operations—Investment in Technology.”

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

Indebtedness

In 2006, we entered into a credit facility with Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured peso-denominated loan in two tranches in an aggregate principal amount equivalent to up to U.S.$ 21.0 million. As of December 31, 2011, Ps. 90 million (or approximately U.S.$6.4 million) were outstanding under this credit facility. The first, non-revolving tranche is for a peso-denominated amount equivalent to up to U.S.$ 14 million to be used for capital expenditures and other corporate purposes. The second, revolving tranche is for a peso-denominated amount equivalent to up to U.S.$ 7 million to be used for working capital purposes.

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

The credit facility will expire on June 16, 2015. The principal conditions to drawing down include that we are in compliance with our obligations under the credit facility; there be no material adverse change resulting in a loss or liability to us equivalent to 5% or more of our total assets (as such condition is more fully defined in the credit facility) and no material adverse change in the banking environment or international capital markets; borrowed amounts be secured by a first priority lien on substantially all of our property; and no event of default under the credit facility has occurred. If any of the conditions to draw down is not met or waived, we will be unable to obtain funds under the credit facility.

The credit facility contains covenants requiring us to maintain certain financial ratios and comply with other financial conditions that, among other things, limit our ability to incur additional indebtedness, pay dividends, pledge assets and enter into transactions with affiliates. The financial covenants (using terms defined in the credit facility) include an interest coverage ratio of at least 2.5 to 1, a total debt to EBITDA ratio of no more than 3 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance of at least U.S.$ 1.75 million, and stockholders’ equity of at least Ps. 850 million.

We were not in compliance with the fixed charges coverage ratio for the first and second quarters of 2010 and obtained waivers from the lender of this non-compliance for each quarter. Since then, we have been in compliance with our financial covenants. As of December 31, 2011 our interest coverage ratio was approximately 20.7 to 1, our total debt to EBITDA ratio was approximately 0.35 to 1, our fixed charges coverage ratio was approximately 5.95 to 1, our cash balance was approximately U.S.$ 8.7 million, and our stockholders’ equity was approximately Ps. 1.4 billion. If we fail to comply with any covenant under the credit facility in the future, there can be no assurance that we will be able to obtain waivers or that the lender will not accelerate amounts due under the credit facility. If we are unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing our indebtedness. Such events would have a material adverse effect on our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

In 2011, the Company had no off-balance sheet arrangements that have or, in the opinion of the Company, are reasonably likely to have a current or future effect on the Company’s financial condition.

Contractual Obligations

In the table below we set forth contractual obligations consisting of long-term debt as of December 31, 2011 and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes accrued interest. The following table excludes pension obligations, as we are not able to determine the amount and timing of our future contributions to the pension fund because these obligations are determined annually based on actuarial calculations.

	Payments Due by Period (as of December 31, 2011)
	Total		2012		2013-2014		2015-2016		2017 and beyond
	(in millions of Mexican pesos)
Contractual obligations:
Total debt(1)	Ps.	90.0	Ps.	40.0	Ps.	50.0	Ps.	0	Ps.	0
Interest		10.1		6.9		3.2		0		0
Operating lease(2)		419.7		97.8		195.6		126.3		0

(1)	Excludes interest payments and fees.
(2)	Reflects future payments due under the local marketing agreement described under “– Material Contracts” below (assuming the exercise of the call option under the Put and Call Agreement is not consummated).

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

The board of directors ordinarily consists of 12 members; however, on January 27, 2012, one of our directors, Thomas Harold Raymond Moffet passed away and, accordingly, our board of directors currently has 11 members. Alejandro Sepulveda de la Fuente is the secretary to the board of directors. The current members of the board of directors were reelected at the annual shareholders meeting on April 28, 2011 for a one-year term. Their names, positions, ages and information on their principal business activities outside Grupo Radio Centro are listed below. In addition to the “other directorships” listed below, two Aguirre members of the board of directors, Francisco Aguirre and María Adriana Aguirre, sit on the boards of directors of various radio stations in Mexico.

			Years as
Name	Position	Age	director	Principal occupation	Other directorships
Francisco Aguirre G.	Chairman	70	12	Private investor	Chairman of the board of Grupo Radio México, S.A. de C.V.

María Esther Aguirre G.	First Vice Chairperson	72	12	Private investor	–

María Adriana Aguirre G.	Second Vice Chairperson	65	12	Private investor	–

Ana María Aguirre G.	Director	67	41	Private investor	–

Carlos Aguirre G.	Director	57	12	Chief Executive Officer of Grupo Radio Centro	–

Rafael Aguirre G.	Director	54	19	Private investor	Director of the Quintana Roo branch of HSBC México, S.A. (formerly Banco Internacional, S.A.); Director of the Yucatan Peninsula branch of Banco Nacional de México, S.A.

José Manuel Aguirre G.	Director	50	12	Real estate investor	–

Pedro Beltrán N.	Director	68	10	Finance & Administrative Director and Chief Financial Officer of Grupo Radio Centro	–

Luis Alfonso Cervantes Muñiz	Director	56	7	Attorney	–

Gustavo Gabriel Llamas Monjardín	Director	49	7	Public accountant	–

Luis Manuel de la Fuente Baca	Director	66	12	Financial advisor	–

Francisco Aguirre G., María Adriana Aguirre G., María Esther Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G. are siblings. Until she passed away on June 23, 2008, their mother María Esther G. de Aguirre was the honorary chairperson of the board of directors of the Company.

Francisco Aguirre G., María Esther Aguirre G., María Adriana Aguirre G., Ana María Aguirre G., Carlos Aguirre G., Rafael Aguirre G. and José Manuel Aguirre G. are shareholders of the Company. Pedro Beltrán N. is an employee of the Company and Luis Alfonso Cervantes Muñiz is an advisor to affiliates of the Company. Gustavo Gabriel Llamas Monjardín and Luis de la Fuente Baca are independent directors, as defined under the Mexican Securities Market Law. Thomas Harold Raymond Moffet was an independent director as well and, at our next shareholders’ meeting a new independent director shall be appointed to replace Mr. Moffet on the board of directors and on all of the committees (audit and corporate practices) on which he served.

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

Audit Committee

The Audit Committee consists of Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca (chairman). Thomas Harold Raymond Moffet was a member of our Audit Committee. All of the members of the Audit Committee also serve on the Company’s board of directors. The shareholders ratified the appointment of these members to the Audit Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on April 28, 2011. As required by our bylaws and applicable law, all members of the Audit Committee are independent, as defined under Mexican Securities Market Law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 16A, “Audit Committee Financial Expert.” In order for a meeting of the Audit Committee to be valid, the majority of its members must be present, and the Audit Committee must adopt resolutions by majority vote.

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

Corporate Practices Committee

The Corporate Practices Committee consists of Gustavo Gabriel Llamas Monjardín and Luis Manuel de la Fuente Baca, with Mr. de la Fuente Baca (chairman). Thomas Harold Raymond Moffet was a member of this committee. All of the members of the Corporate Practices Committee also serve on the Company’s board of directors. The shareholders ratified the appointment of these members to the Corporate Practices Committee and Mr. de la Fuente Baca’s appointment as committee chairman at the annual shareholders’ meeting held on April 28, 2011. As required by our bylaws and applicable law, all members are independent, as defined by the Mexican Securities Market Law and Rule 10A-3 of the Exchange Act. In order for a meeting of the Corporate Practices Committee to be valid, the majority of its members must be present, and the Corporate Practices Committee must adopt resolutions by majority vote.

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

Executive Officers

The executive officers of Grupo Radio Centro are as follows:

		Years as	Years of
Name	Position	officer	service
Carlos Aguirre G.	Chief Executive Officer	33	38
Pedro Beltrán N.	Finance & Administrative Director and Chief Financial Officer	26	26
Arturo Yáñez F.	Auditing Director	28	28
Sergio González L.	Operations Director	28	28
Luis Cepero A.	Audio Engineering Director	29	51
Eduardo Stevens A.	Transmission Engineering Director	22	32
Gonzalo Yáñez V.	Marketing Director	12	15
Rodolfo Nava C.	Treasurer and Financial Information Manager	12	26
Alvaro Fajardo de la Mora	General Counsel	27	27
Luis Miguel Carrasco N.	Commercial Director	14	19
Alfredo Azpeitia Mera	Investor Relations Manager	19	23

Compensation

For the year ended December 31, 2011, the aggregate compensation for the executive officers of the Company paid or accrued in that year for services in all capacities was Ps. 24.1 million, of which approximately Ps. 6.7 million was paid in the form of bonus compensation. The bonus compensation amounts were determined based on various factors, including quarterly financial results and station ratings and rankings.

The total of payments to Executive Committee members for attendance at Executive Committee meetings during 2011 was Ps. 22.6 million. The total of payments to directors for attendance at board of director meetings during 2011 was Ps. 0.2 million. The total payments to Audit Committee members for attendance at Audit Committee meetings during 2011 was Ps. 0.7 million.

Board Practices

None of the directors have entered into a service contract with the Company that provides for benefits upon termination of employment or expiration of their membership on the board of directors of the Company.

Employees

At December 31, 2011, Grupo Radio Centro employed a total of 461 full-time employees, fewer than half of whom are members of the Sindicato de Trabajadores de la Industria de Radio y Televisión, Similares y Conexos de la República Mexicana (Radio and Telecommunications Workers Union, or the “Union”). The Company employed a total of 467 full-time employees at December 31, 2010 and a total of 481 full-time employees at December 31, 2009. Grupo Radio Centro also employs a varying number of temporary employees. During 2011, the Company employed an average of 114 temporary employees. All employees of Grupo Radio Centro work in Mexico City.

Negotiations with Union employees are conducted at the industry level pursuant to a national contract (the “Contrato Ley”) that is administered by the Union and that provides for general employment terms applicable to all Union employees, although particular enterprises within the radio broadcasting industry may negotiate separate contractual arrangements with the Union if exceptions from the Contrato Ley are desired. All of Grupo Radio Centro’s current contractual relations with Union employees are pursuant to the stated terms of the Contrato Ley. The current Contrato Ley was renewed on February 1, 2010; however, salary increases are implemented annually. On February 1, 2012, the Company and the Union agreed to a 4.7% increase in salaries. Relations between Grupo Radio Centro, its workers and the Union have historically been good; there have been no material disputes between any of the radio broadcasting subsidiaries of Grupo Radio Centro and any of their employees since the founding of Grupo Radio Centro.

Share Ownership

As of December 31, 2011, the Aguirre members of the board of directors had beneficial ownership, through a Mexican trust through which they hold Series A Shares, of 84,064,946 Series A Shares of the Company, representing 51.6% of the outstanding Series A Shares. See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

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

The following table sets forth certain information regarding the beneficial ownership of Series A Shares by beneficial holders of more than 5% of the outstanding Series A Shares as of April 16, 2012.

			Percentage of
	Series A Shares		Series A
Name of Person or Group	Beneficially Owned		Shares(1)
The Trust	84,064,946		51.6%
María Esther Aguirre G.	84,064,946	(2)	51.6%
Francisco Aguirre G.	84,064,946	(2)	51.6%
María Adriana Aguirre G.	84,064,946	(2)	51.6%
Ana María Aguirre G.	84,098,246	(2)(3)	51.7%
Carlos Aguirre G.	84,088,346	(2)(4)	51.6%
Rafael Aguirre G	84,064,946	(2)	51.6%
José Manuel Aguirre G.	84,064,946	(2)	51.6%

(1)	Percentages are based on 162,724,561 Series A Shares issued and outstanding as of April 16, 2012.
(2)	All Series A Shares beneficially owned by the Trust (the “Family Shares”) are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of the Technical Committee of the Trust.
(3)	Includes 33,300 Series A Shares beneficially owned by Ana María Aguirre G. in addition to Family Shares.

(4)	Includes 2,600 ADSs beneficially owned by Carlos G. Aguirre in addition to Family Shares.

The voting rights of the holders of Series A Shares not held in the form of CPOs or ADSs are identical.

The bylaws of the Company prohibit the ownership of Series A Shares by persons who do not qualify as Mexican investors. See Item 10, “Additional Information—Bylaws and Mexican Law—Limitations Affecting Non-Mexican Holders—Share Ownership.” At April 16, 2012, to the best knowledge of the Company, approximately 2.8% of the outstanding Series A Shares was represented by ADSs. It is not practical for the Company to determine the number of U.S. holders of CPOs or ADSs, the portion of each class of securities held in Mexico or the number of record holders in Mexico.

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

Investment in GRC-LA; Acquisition of KXOS-FM Station Assets

On May 13, 2009, certain members of the Aguirre family acquired a 49% equity stake in Grupo Radio Centro LA, LLC, a wholly-owned subsidiary of the Company formed to provide programming to KXOS-FM pursuant to the local marketing agreement with Emmis Communications Corporation (which we refer to as “Emmis”). In exchange for their 49% equity stake, the Aguirre family members agreed to be responsible for 49% of the cost of the Company’s investment. On February 26, 2010, the Company undertook a capital reduction of Grupo Radio Centro LA, LLC by returning U.S.$ 1.47 million in capital contributions to certain members of the Aguirre family, which was the same amount initially invested by them. As a result of the capital reduction, the Company is the sole shareholder of Grupo Radio Centro LA, LLC.

As described under “—Material Contracts” below, the Company has entered into an amendment to the call and put option agreement with Emmis that effectively gives certain qualified designees of the Company, which are entities controlled by certain children of certain members of the Aguirre family who are U.S. citizens, the right to purchase the KXOS-FM station assets. The Company and the children of the members of the Aguirre family are currently negotiating the governance and economic arrangements that would be implemented following the consummation of the acquisition of the KXOS-FM station assets by the qualified designees of the Company.

Family Control of OIR Network Affiliates

In addition to their ownership interest in the Company, members of the Aguirre family owned or controlled 11 of the 127 affiliates in the network serviced by OIR at December 31, 2011. Affiliated stations owned or controlled by members of the Aguirre family accounted for approximately 10.0% of OIR revenue (or 0.03% of the Company’s total broadcasting revenue) for 2011 (excluding revenue from our operations in the United States), and 7.4% of OIR revenue (or 0.2% of the Company’s total broadcasting revenue) for 2010. The Company has provided administrative and other services to such family-owned stations in the OIR network and under certain circumstances has provided commercial airtime to related parties, on terms that are more favorable than those provided to unrelated parties. The Company does not believe that such transactions have been material.

Service Contract

On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre G., chairman of the board of directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 4.7 million in 2011 and Ps. 4.0 million in 2010.

Sale of Goods and Services

The Company makes available to employees, including key management personnel, and directors and directors’ family members goods and services obtained by the Company in barter transactions. These goods and services are offered to executive officers and directors at discounts that are comparable to the discounts offered to the Company’s employees. The Company received a total of Ps. 4.3 million in 2011 and Ps. 3.8 million in 2010 from executive officers and directors and their families in connection with these transactions. See Note 23.1 to the Consolidated Financial Statements.

Attention to Aguirre Family Matters

Carlos Aguirre G., the Chief Executive Officer, Pedro Beltrán, the Chief Financial Officer, and Alvaro Fajardo, the General Counsel, have spent a portion of their time on Aguirre family matters for which the Company has not been separately compensated.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-52.

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

Following an appeal by Infored and Mr. Gutiérrez Vivó, on January 30, 2007, the Mexican Supreme Court (Suprema Corte de Justicia de la Nación), in a 5 to 4 decision based on procedural grounds, reversed the Federal District’s Thirteenth Circuit Court of Civil Matters’ decision that had ratified a lower court’s decision to set aside the arbitration award. The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which required the court to review the merits of the case. On June 12, 2008, the Thirteenth Circuit Court reversed its prior decision, granted the amparo of Infored and Mr. Gutiérrez Vivó, denied the amparo of the Company, and remanded the case to Civil Judge 63 of the Federal District Superior Tribunal of Justice. On July 11, 2008, Civil Judge 63 of the Federal District Superior Tribunal of Justice ruled that the decision that set aside the arbitration award was valid. The July 2008 decision of Civil Judge 63 of the Federal District Superior Tribunal of Justice did not constitute an order to pay the arbitration award, the enforcement of which remains subject to lower court review.

In August 2008, the Company challenged the arbitration award as unconstitutional in an amparo filed with District Judge 6 of Civil Matters. District Judge 6 of Civil Matters dismissed the amparo based on procedural grounds. The Company challenged this action before the Thirteenth Circuit Court, and in February 2009, that court ruled the Company’s amparo was admissible and remanded it to District Judge 6 of Civil Matters. In April 2009, District Judge 6 of Civil Matters granted the Company’s amparo, in part, but dismissed the amparo with respect to the Company’s challenge of the constitutionality of certain provisions of the Mexican commercial code. The Company then appealed this dismissal to the Thirteenth Circuit Court in July 2009, which in turn referred the constitutional question to the Mexican Supreme Court. In September 2010, the Mexican Supreme Court concluded that the disputed commercial code provisions are constitutional, thus denying the Company’s amparo in which it sought to challenge the arbitration award as unconstitutional. The Company believes that enforcement of the arbitration award remains subject to lower court proceedings. In May 2011, Infored and Mr. Gutiérrez Vivó requested that Civil Judge 63 of the Federal District Superior Tribunal of Justice enforce the arbitration award pursuant to a motion for summary judgment. This request was rejected by Civil Judge 63 and Mr. Gutiérrez Vivó and Infored filed an amparo, which was denied on November 10, 2011, with Civil Judge 6 to challenge this ruling. Infored and Mr. Gutiérrez Vivó are appealing the ruling of Civil Judge 63, and the decision on this appeal is pending.

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

In addition, in 2008, Mr. Gutiérrez Vivó and Infored initiated additional claims against the Company for alleged violations of labor law in connection with the Infored Agreement. In 2009, Mr. Gutiérrez Vivó and Infored initiated a civil lawsuit against the Company and individual members of the Aguirre family, seeking consequential damages in an amount of approximately Ps. 9.46 billion arising out of the Company’s alleged wrongful failure to pay the arbitration award. The lower court dismissed both claims, however, the ruling did not provide that Mr. Gutiérrez Vivó and Infored would pay the Company’s costs expenses related to this lawsuit. The lower court ruling was appealed by Mr. Gutiérrez Vivó and Infored and by the Company. The Company is only challenging the award on cost and expenses. The Company’s management believes that these cases will be ultimately resolved in favor of the Company.

As of December 31, 2011, the Company was also involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps. 30.5 million. The Company did not record a provision for these claims as of December 31, 2011, as the Company’s management believed that the cases would be resolved in favor of the Company.

Other than proceedings related to labor claims and proceedings related to the arbitration with Infored described above, neither the Company nor any of its subsidiaries is currently engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries.

Dividend Policy

The table below sets forth each of the dividends paid by the Company for the years ended December 31, 2008, 2009 and 2010, together with per-Series A Share (in nominal pesos and U.S. dollars) and per-ADS amounts translated into U.S. dollars at the exchange rate in effect on each of the respective payment dates.

	Fiscal
	Year with			Dividend
	Respect to			Per Series A
	which	Aggregate Amount of		Share	Dividend Per	Dividend Per
	Dividend	Dividend Paid		(Nominal	Series A Share	ADS
Date Dividend Paid	Paid	(Nominal Pesos)		Pesos)	(U.S. dollars)(1)	(U.S. dollars)(1)
April 13, 2009	2008	Ps.	100,000,000	0.61	0.04	0.41
March 24, 2010	2009	Ps.	100,000,000	0.61	0.05	0.44
August 22, 2011	2010	Ps.	65,000,000	0.40	0.03	0.29

(1)	Per Series A Share and ADS amounts are calculated based on number of shares outstanding on the date of payment of the dividend. ADS are comprised of nine CPOs, each CPO representing one Series A Share.
(2)	Peso amounts have been translated to U.S. dollar amounts at the exchange rate for pesos on the date of payment of the dividend, as published by the Central Bank of Mexico.

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

	Mexican		New York
	Stock Exchange		Stock Exchange
	Amounts per Series A		Amounts per ADS
	Share and per CPO		(in U.S. dollars)
	(in nominal pesos)
	High	Low	High	Low

2007	18.95	12.30	15.65	8.90
2008	16.00	9.50	14.14	5.21
2009	14.10	7.00	10.60	2.96
2010	14.50	7.50	9.31	6.35
First quarter	14.00	9.00	9.00	8.00
Second quarter	12.00	7.60	8.95	6.38
Third quarter	11.70	7.50	8.11	6.35
Fourth quarter	14.50	9.01	9.31	7.65
2011	16.00	12.00	13.03	7.20
First quarter	16.00	12.85	13.03	9.35
Second quarter	14.59	12.00	11.65	8.36
Third quarter	12.00	12.00	9.72	7.55
Fourth quarter	13.60	12.00	9.40	7.20
Most Recent Six Months
October 2011	14.36	11.00	7.75	7.20
November 2011	12.00	11.00	8.25	7.40
December 2011	13.61	12.15	9.40	8.16
January 2012	14.00	13.60	10.65	9.30
February 2012	13.50	13.5	10.34	9.10
March 2012	14.00	13.50	10.48	9.14

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

Dividends

At the annual ordinary general meeting of holders of Series A Shares, the board of directors submits the financial statements of the Company for the previous fiscal year, together with a report thereon by the Board, to the holders of Series A Shares for approval. The holders of Series A Shares, once they have approved the financial statements, determine the allocation of the Company’s net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company’s historical capital stock (before effect of restatement). See Note 17.5 to the Consolidated Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of the Company’s Series A Shares. The remainder of net profits is available for distribution. All Series A Shares outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Series A Shares that are only partially paid participate in dividends or other distributions in the same proportion that such Series A Shares have been paid at the time of the dividends or other distributions.

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

Rights of Withdrawal

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

MATERIAL CONTRACTS

On October 16, 2008, the Company entered into an agreement to extend the term of the Operating Agreement, dated as of December 30, 1998, between the Company and Comercializadora Siete, S.A. de C.V., under which the Company operates the radio station XHFO-FM. The agreement is scheduled to terminate on January 2, 2014. See Note 25 to the Consolidated Financial Statements.

For a description of the Company’s bank credit facility, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

On April 3, 2009, the Company entered into a local marketing agreement with certain subsidiaries of Emmis, a U.S. radio broadcasting company. Under the local marketing agreement, the Company provides programming to, and sells advertising time on, KXOS-FM, a radio station broadcasting in Los Angeles, California, for up to seven years. The Company is obligated to pay Emmis U.S.$ 7 million per year, plus expenses incurred by Emmis with respect to the station. On April 7, 2009, the Company advanced U.S.$ 14 million (approximately Ps. 200 million) as prepayment for the first two years of fees under the local marketing agreement. The Company financed the prepayment with a bank loan in an aggregate principal amount of Ps. 200 million. Beginning in April 2011, following the initial prepayment, the Company pays Emmis a monthly fee of U.S.$ 583,000. In connection with the local marketing agreement, the Company also entered into a seven-year call and put option agreement with Emmis to purchase the assets of KXOS-FM. Pursuant to the agreement, the Company is entitled to exercise its call option to purchase the KXOS-FM station assets at any time during its seven-year term, and Emmis is entitled to require the Company to purchase the station’s assets during the seventh year of the term. If, at the time of the exercise of the call or put, the Company is not qualified under U.S. law to own a U.S. radio station, the Company must assign the agreement to a qualified third party. The purchase price under this agreement is U.S.$110 million, subject to the amendment described below.

On April 13, 2012, the Company entered into an amendment to the call and put option agreement with Emmis that effectively gives certain qualified designees of the Company, which are entities controlled by certain children of certain members of the Aguirre family who are U.S. citizens, the right to purchase the KXOS-FM station assets for U.S.$85.5 million dollars provided that the purchase closes on or before March 27, 2013 or, in certain limited circumstances related to the timing of the FCC approval, an earlier date. The local marketing agreement will remain in effect until the closing of the purchase. In connection with this amendment, the qualified designees have exercised the call option, the consummation of which is subject to certain closing conditions, including a financing condition and FCC approval (for which transfer applications have been filed). If the closing does not occur on or before March 27, 2013 or such earlier date (if applicable), the local marketing agreement will continue to remain in effect, the call option exercised by the qualified designees will terminate and the amendments to the call and put option agreement set forth in the amendment will be deemed null and void (i.e., the purchase price for the KXOS-FM station assets will revert to U.S.$110 million).

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

Taxation of Dividends

Mexican Tax Considerations

During 2012, there will be no Mexican income or withholding tax levied on holders of the CPOs or ADSs who are non-residents of Mexico for tax purposes (as described below) on dividends paid, either in cash or in any other form, by the Company.

For purposes of Mexican taxation, an individual is considered to be a resident of Mexico if he or she has established a home in Mexico. However, if such individual has a home in a foreign country as well, he or she will be considered a resident of Mexico if his or her center of vital interests is located in Mexico. An individual is deemed to have his or her center of vital interests in Mexico if (i) more than 50% of the individual’s aggregate annual income is derived from Mexican sources, or (ii) the individual’s main center of professional activities is located in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such individual can demonstrate otherwise.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year before the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 or 2011 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2012 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs or CPOs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Taxation of Capital Gains

Mexican Tax Considerations

Gains obtained during 2012 on the sale or other disposition of ADSs by holders who are non-residents of Mexico for tax purposes, will generally not be subject to Mexican income or withholding tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Income generated on the sale of CPOs during 2012 by individuals or legal entities that are non-resident of Mexico for tax purposes through the Mexican Stock Exchange or any other stock exchange or securities market in Mexico that is recognized by the Mexican Ministry of Finance, are generally exempt from Mexican taxes.

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the Mexican Stock Exchange, which preclude the holders’ acceptance of offers more competitive than those received prior to and during the period in which they are offered for sale. The exemption will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a 24-month period, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions. In addition, the exemption will not be applicable in the case of transfer of controlling interest over a corporation by an individual or group of individuals through one or more simultaneous or consecutive transactions during a 24-month period, including derivative instruments or other similar transactions.

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

Foreign Currency Exchange Risk

The Company’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar.  For the year ended December 31, 2011, the Company had net foreign currency exposure of U.S.$ 11.2 million, of which (i) U.S.$ 0.44 million were short-term U.S. dollar-denominated bank deposits, (ii) U.S.$ 3.0 million consisted in foreign currency debt, and (iii) U.S.$ 8.2 million in lease obligations. The Company did not acquire any instruments for trading purposes during the year ended December 31, 2011.  See Note 22.6 to the Consolidated Financial Statements.

Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of the Company’s foreign currency denominated costs and expenses and of any obligation of the Company with respect to any foreign currency denominated liabilities.  The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exposure.

A hypothetical and unfavorable 10% change in the currency exchange rate would result in total additional operating expenses of approximately Ps. 15.7 million in 2011.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Security Holders’ Rights

None.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Report on Internal Control over Financial Reporting

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Galaz, Yamazaki, Ruiz Urquiza, S.C. (“Deloitte”), an independent registered public accounting firm, that has audited our financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

C.	Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders’ of the Company

We have audited the internal control over financial reporting of the Company as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 15, 2012 expressed an unqualified opinion on those consolidated financial statements and includes explanatory paragraphs relating to (i) the adoption of International Financial Reporting Standards for the year ended December 31, 2011 and (ii) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. Erick J. Calvillo Rello

February 15, 2012

D.	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Luis de la Fuente Baca qualifies as an “audit committee financial expert” and as independent, as independence is defined under the Mexican Securities Market Law and the rules of the NYSE that are applicable to foreign private issuers. Mr. de la Fuente Baca acquired his expertise by serving as the chief executive officer and chief financial officer of various Mexican corporations over the last 30 years. See Item 6. “Directors, Senior Management and Employees—Directors—Audit Committee

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firms, BDO Hernández Marrón y Cía., S.C. (“BDO HM”) and Deloitte, for the fiscal years ended December 31, 2010 and 2011:

		Year ended December 31,
		2011		2010
		(in thousands)
BDO HM Audit fees	Ps.	–	Ps.	1,500
Deloitte Audit fees	Ps.	1,900		–

Audit fees in the above table are the aggregate fees billed by each of BDO HM and Deloitte in connection with the audit of our financial statements and statutory and regulatory audits. Neither BDO HM nor Deloitte has billed us for fees related to any other services.

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

The Company did not make any purchases of its equity securities in 2011.

Item 16F. Change in Registrant’s Certifying Accountant.

On and effective as of January 1, 2011, BDO HM was dismissed as the Company’s independent auditor. On February 28, 2011, the Company’s Board of Directors and Audit Committee resolved to appoint Galaz, Yamazaki, Ruiz Urquiza, S. C. a member firm of Deloitte Touche Tohmatsu, Limited, as its external auditor beginning with the fiscal year ending December 31, 2011.

BDO HM’s report on the Company’s consolidated financial statements for the year ended December 31, 2010 did not contain any adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2010, there were no disagreements with BDO HM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of BDO HM would have caused BDO HM to make references to the subject matter of the disagreements in connection with any report.

Deloitte’s report on the Company’s consolidated financial statements for the year ended December 31, 2011 did not contain any adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2011, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of Deloitte would have caused Deloitte to make references to the subject matter of the disagreements in connection with any report.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-52, incorporated by reference herein.

Item 19.	Exhibits

Documents filed as exhibits to this Annual Report:

(a)	List of Financial Statements

Page
Consolidated Financial Statements of Grupo Radio Centro, S.A.B. de C.V. for the Years Ended December 31, 2011 and 2010

Report of independent registered public accounting firm	F-1

Consolidated statements of financial position as of December 31, 2011 and 2010	F-3

Consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010	F-4

Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2011 and 2010	F-6

Consolidated statements of cash flows for the years ended December 31, 2011 and 2010	F-7

Notes to the consolidated financial statements as of and for the years ended December 31, 2011 and 2010	F-8 to F-52

All other supplemental schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

(b)	List of Exhibits

Charter (Escritura Constitutiva), together with an English translation (a)	1.1

Amended and Restated Bylaws of Grupo Radio Centro, S.A.B. de C.V., dated December 16, 2009, filed as an English translation (o)	1.2

Deposit Agreement, dated June 30, 1993, among Grupo Radio Centro, S.A. de C.V., Citibank N.A. and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (d)	2.1

Amended and Restated Controlling Trust Agreement, No. F/23020-1, dated April 24, 1992, with amendments dated September 2, 1992, May 18, 1993, September 14, 1993, May 25, 1999 and April 5, 2000 between certain members of the Aguirre family and Bancomer, S.A., as trustee, together with an English translation (b)	3.1

Trustee Substitution Agreement with respect to the Amended and Restated Controlling Trust Agreement of Trust F/632 (formerly Trust No. F/23020-1), dated June 15, 2007, between certain members of the Aguirre family, Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation (l)	3.2

Trust Agreement, No. F/29307-6, dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., together with an English translation(c)	3.3

Trustee Substitution Agreement with respect to the Trust Agreement of Trust F/633 (formerly Trust No. F/29307-6), dated June 3, 1998, among certain principal shareholders of Grupo Radio Centro, S.A. de C.V., Bancomer, S.A., as the old trustee and IXE Banco, S.A., as the new trustee, filed as an English translation (m)	3.4

Trust Dissolution Agreement with respect to Trust F/633, dated June 18, 2007, between certain members of the Aguirre family and IXE Banco, S.A., as trustee, filed as an English translation (l)	3.5

Amended and Restated CPO Trust Agreement, dated as of June 27, 2003, between GE Capital Bank S.A., Institución de Banca Multiple, GE Capital Grupo Financiero, as CPO Trustee, and Grupo Radio Centro, S.A. de C.V., filed as an English translation (h)	3.6

Amended and Restated Public Deed, dated as of June 27, 2003 (the “Amended and Restated CPO Deed”), filed as an English translation (h)	4.1

Modifying Agreement, dated December 14, 1998, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, together with an English translation (e)	4.2

Modifying Agreement, dated June 29, 2001, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995, with respect to XHFO-FM, together with an English translation(g)	4.3

Modifying Agreement, dated September 7, 2004, between Grupo Radio Centro, S.A. de C.V. and Comercializadora Siete, S.A. de C.V., modifying Service Agreement, dated October 2, 1995 with respect to XHFO-FM, filed as an English translation(j)	4.4

Programming Services Agreement, dated December 23, 1998, among Grupo Radio Centro, S.A. de C.V., Infored and José Gutiérrez Vivó, together with an English translation(e)	4.5

Credit Agreement, dated May 16, 2006, among Grupo Radio Centro, S.A. de C.V, as borrower; Radio Centro Publicidad, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., as several obligors; Desarrollos Empresariales, S.A. de C.V., Radiodifusión Red, S.A. de C.V., Inmobilaria Radio Centro, S.A. de C.V. and Universal de Muebles e Inmuebles, S.A. de C.V., as guarantors; and GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as creditors, (the “Credit Agreement”), filed as an English translation(k)	4.6

Amendment to the Credit Agreement, dated May 16, 2008, filed as an English translation(m)	4.7

Second Amendment to the Credit Agreement, dated June 4, 2008, filed as an English translation(m)	4.8

Third Amendment to the Credit Agreement, dated May 14, 2009, filed as an English translation (o)	4.9

Local Marketing Agreement, dated as of April 3, 2009, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.10

Put and Call Agreement, dated as of April 3, 2009, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC and Grupo Radio Centro, S.A.B. de C.V.(n)	4.11

First Amendment to Put and Call Agreement, dated as of April 12, 2012, among KMVN, LLC, KMVN License, LLC, Grupo Radio Centro LA, LLC, Grupo Radio Centro, S.A.B. de C.V., 93.9 Holdings, Inc. and 93.9 License, LLC(o)	4.12

List of Subsidiaries of the Company	8.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13.1

Letter from BDO Hernández Marrón y Cía., S.C. Addressed to the SEC(p)	15.1

________________

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

(k) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 30, 2006.

(l) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 2, 2007.

(m) Incorporated by reference to our Annual Report on Form 20-F (Commission File No. 001-12090) filed on July 30, 2008.

(n) Incorporated by reference to the Form 8-K of Emmis Communications Corporation (Commission File No. 0-23264) filed on April 8, 2009.

(o) Incorporated by reference to the Form 8-K of Emmis Communications Corporation (Commission File No. 000-23264) filed on April 16, 2012.

(p) Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 001-12090) filed on June 21, 2011.

Grupo Radio Centro, S. A. B. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010, and Report of Independent Registered Public Accounting Firm Dated February 15, 2012

Grupo Radio Centro, S. A. B. de C. V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for 2011 and 2010

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Radio Centro, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Grupo Radio Centro, S. A. B. de C. V. and subsidiaries (the “Company”), as of December 31, 2011 and 2010 and as of January 1, 2010 (date of transition), and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Radio Centro, S. A. B. de C. V. and subsidiaries as of December 31, 2011 and 2010 and as of January 1, 2010 (date of transition) and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As mentioned in Note 28, the Company adopted International Financial Reporting Standards as issued by the International Accounting Standards Board for the first time for the year ended December 31, 2011. Such adoption affected the amounts previously reported in the Company’s consolidated financial statements which were presented under Mexican Financial Reporting Standards.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the consolidated financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers outside Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting (not presented herein).

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. Erick J. Calvillo Rello

February 15, 2012

(April 25, 2012 with respect to Note 30)

Grupo Radio Centro, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2011 and 2010 and January 1, 2010

(In thousands of Mexican pesos (Ps.) and in thousands of U. S. dollars (US $))

		31/12/2011

	Note	(Convenience translation; see Note 3)		31/12/2011		31/12/2010		01/01/2010
Assets
Current assets:

Cash and cash equivalents	5	US$	8,674	Ps.	121,255	Ps.	143,443	Ps.	175,537
Recoverable taxes (mainly income tax)			1,459		20,389		-		-
Broadcasting receivables, net	6		21,541		301,118		308,143		304,701
Other receivables	7		598		8,365		6,490		6,863
Prepaid expenses	8		2,512		35,108		32,368		117,996
Total current assets			34,784		486,235		490,444		605,097

Non-current assets:
Property and equipment, net	9		32,655		456,475		438,717		462,460
Prepaid expenses	8		-		-		-		26,662
Deferred income taxes	21		-		-		7,239		-
Intangible and other assets, net	10		382		5,349		6,326		3,873
Goodwill	11		59,295		828,863		828,863		828,863
Total non-current assets			92,332		1,290,687		1,281,145		1,321,858

Total assets		US$	127,116	Ps.	1,776,922	Ps.	1,771,589	Ps.	1,926,955
Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	12	US$	2,914	Ps.	40,736	Ps.	41,064	Ps.	41,903
Deferred revenue			7,323		102,365		139,751		175,502
Accounts payable and accrued expenses			4,034		56,394		57,483		84,230
Taxes payable	13		2,766		38,672		67,806		46,657
Total current liabilities			17,037		238,167		306,104		348,292

Non-current liabilities:
Long-term debt	12		3,578		50,000		90,000		130,000
Employee benefits	14		5,739		80,222		79,944		85,965
Deferred income taxes	21		-		-		-		649
Total non-current liabilities			9,317		130,222		169,944		216,614
Total liabilities			26,354		368,389		476,048		564,906

Contingencies and litigation	24

Commitments	16 25
Stockholders’ equity:
Common stock	17		75,827		1,059,962		1,059,962		1,059,962
Reserve for the repurchase of shares			2,145		29,989		29,989		29,989
Retained earnings			22,439		313,667		203,171		305,887
Other comprehensive income			328		4,590		2,105		-
Equity attributable to owners of the Company			100,739		1,408,208		1,295,227		1,395,838
Non-controlling interest			23		325		314		(33,789)
Total equity			100,762		1,408,533		1,295,541		1,362,049

Total liabilities and stockholders’ equity		US$	127,116	Ps.	1,776,922	Ps.	1,771,589	Ps.	1,926,955

See accompanying notes to consolidated financial statements.

Grupo Radio Centro, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(In thousands of Mexican pesos (Ps.) and in thousands of U. S. dollars (US $), except per share data)

	Notes	31/12/2011 (Convenience translation; see Note 3)		31/12/2011		31/12/2010

Revenues:
Broadcasting revenue		US$	70,722	Ps.	988,598	Ps.	907,925

Expenses:
Broadcasting expenses, excluding depreciation and amortization	19		51,456		719,294		691,434
Depreciation and amortization			1,786		24,967		23,861
Corporate expenses	19		1,069		14,939		14,939

Other expenses, net	20		4,298		60,077		57,661

Finance costs:
Interest income			(1)		(20)		(446)
Interest expense			1,280		17,886		26,345
Exchange loss			14		198		217

Net finance costs			1,293		18,064		26,116

Profit before income taxes			10,820		151,257		93,914

Income tax benefit (expense)	21		1,735		24,250		(42,663)

Profit for the year			12,555		175,507		51,251

Other comprehensive income (loss) items:
Foreign currency translation			233		3,257		(6,473)
Net actuarial gains and losses for the year			(77)		(1,072)		11,913
Tax effect of net actuarial gains and losses for the year			22		300		(3,335)

Other comprehensive income for the year			178		2,485		2,105

Total comprehensive income for the year		US$	12,733	Ps.	177,992	Ps.	53,356

(continued)

	Notes	31/12/2011 (Convenience translation; see Note 3)		31/12/2011		31/12/2010
Profit for the year attributable to:

Owners of the Company		US$	12,554	Ps.	175,496	Ps.	51,243
Non-controlling interests			1		11		8

		US$	12,555	Ps.	175,507	Ps.	51,251

Other comprehensive income attributable to:

Owners of the Company		US$	178	Ps.	2,485	Ps.	2,105
Non-controlling interests			-		-		-

		US$	178	Ps.	2,485	Ps.	2,105

Total comprehensive income for the year attributable to:

Owners of the Company		US$	12,732	Ps.	177,981	Ps.	53,348
Non-controlling interests			1		11		8

		US$	12,733	Ps.	177,992	Ps.	53,356

Basic and diluted earnings per share (in pesos)		US$	0.0771	Ps.	1.0785	Ps.	0.3149

(concluded)

See accompanying notes to consolidated financial statements.

Grupo Radio Centro, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2011 and 2010

(In thousands of Mexican pesos (Ps.))

	Common stock		Reserve for the repurchase of shares		Retained earnings		Other comprehensive income		Non-controlling interest		Total stockholders’ equity

Balances as of January 1, 2010	Ps.	1,059,962	Ps.	29,989	Ps.	305,887	Ps.	-	Ps.	(33,789)	Ps.	1,362,049

Dividends declared		-		-		(100,000)		-		-		(100,000)

Changes in ownership of subsidiaries – Equity transaction		-		-		(53,959)		-		34,095		(19,864)

Total comprehensive income		-		-		51,243		2,105		8		53,356

Balances as of December 31, 2010		1,059,962		29,989		203,171		2,105		314		1,295,541

Dividends declared		-		-		(65,000)		-		-		(65,000)

Comprehensive income		-		-		175,496		2,485		11		177,992

Balances as of December 31, 2011	Ps.	1,059,962	Ps.	29,989	Ps.	313,667	Ps.	4,590	Ps.	325	Ps.	1,408,533

See accompanying notes to consolidated financial statements.

Grupo Radio Centro, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(In thousands of Mexican pesos (Ps.))

	31/12/2011		31/12/2010
Cash flows from operating activities:
Profit before income taxes	Ps.	151,257	Ps.	93,914
Adjustments:
Depreciation and amortization		24,967		23,861
Employee benefits		3,271		4,060
Exchange loss, net		198		217
Interest income		(20)		(446)
Interest expense		17,886		26,345

Working capital adjustments:
(Increase) decrease in:
Broadcasting receivables, net		7,025		(3,442)
Recoverable taxes		(20,389)		-
Prepaid expenses		(2,740)		112,290
Other receivables		(1,875)		-
Deferred revenue		(37,386)		(35,378)
Accounts payable and accrued expenses		(2,435)		(23,780)
Taxes payable		(8,263)		19,014
Payments of employee benefits		(9,758)		(4,300)
Income tax recovered (paid)		10,618		(59,034)
Net cash generated by operating activities		132,356		153,321

Cash flows from investing activities:
Interest received		20		446
Purchases of property and equipment		(41,748)		(2,571)
Net cash used in investing activities		(41,728)		(2,125)

Cash flows from financing activities:
Borrowings obtained		-		30,000
Re-payments of borrowings		(40,000)		(70,000)
Interest paid		(11,073)		(16,953)
Acquisition of non-controlling interest		-		(19,864)
Dividends paid		(65,000)		(100,000)
Net cash used in financing activities		(116,073)		(176,817)

Effects of exchange rate changes on cash flows		3,257		(6,473)
Net decrease in cash and cash equivalents		(22,188)		(32,094)
Cash and cash equivalents at the beginning of year		143,443		175,537

Cash and cash equivalents at the end of year	Ps.	121,255	Ps.	143,443

See accompanying notes to consolidated financial statements.

Grupo Radio Centro, S. A. B. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2011and 2010 and January 1, 2010 and for the years ended December 31, 2011 and 2010

((In thousands of Mexican pesos (Ps.) and in thousands of U. S. dollars (US $), unless otherwise indicated)

1.	General information

Grupo Radio Centro, S. A. B. de C. V. (“Grupo Radio Centro”) and subsidiaries (collectively, the “Company”) is a corporation organized under the laws of Mexico and incorporated on June 8, 1971. The address of its registered office and principal place of business is Constituyentes 1154, 7th floor, Mexico City, México.

The Company is a Mexican commercial broadcasting company whose principal line of business is the production and radio broadcasting of musical programs, news and special events. Its revenues are derived primarily from the sale of commercial air time to advertising agencies and business. The Company also operates a radio network in Mexico, under the trade name OIR (Organización Impulsora de Radio).

2.	Adoption of International Financial Reporting Standards

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the Company in 2011. Accordingly, all IFRS, improvements and interpretations that were issued and in effect through December 31, 2011 are included in the accompanying consolidated financial statements.

Transition to IFRS - The most recently issued annual consolidated financial statements of the Company (which were for the year ended December 31, 2010) were prepared in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera, or “NIFs”). MFRS differs in certain respects from IFRS. Accordingly, certain adjustments and transition rules have been applied to the 2010 figures previously reported under MFRS in order for them to comply with IFRS. The Company’s date of transition, which is defined as the beginning of the earliest period for which the Company is presenting comparative information, is January 1, 2010.

As the accompanying financial statements are the Company’s initial financial statements prepared in accordance with IFRS, they include the application of IFRS 1, First Time Adoption of International Financial Reporting Standards, and the related transition requirements. IFRS 1 generally requires retrospective application of all IFRS and related improvements and interpretations. However, IFRS 1 requires certain mandatory exceptions and permits other optional exemptions from retrospective application in order to assist entities in the transition process.

The Company has applied the following mandatory exception to the retrospective application of IFRS as required by IFRS 1:

•	Accounting estimates – Accounting estimates made under MFRS in 2010 are consistent with estimates under IFRS made for the same periods and, accordingly, are not retrospectively modified.

The Company has also applied the following voluntary exemptions from retrospective application of IFRS as permitted by IFRS 1:

•	Business combinations under IFRS 3 (2008) – The Company chose to apply IFRS 3 (2008) as of its transition date to IFRS (January 1, 2010). Accordingly, business combinations effected prior to such date were not accounted for under IFRS 3 (2008). Consistent with this optional exemption, the carrying amount of goodwill at the date of transition is its carrying amount under MFRS and, accordingly, the Company did not remove the cumulative effects of inflation through December 31, 2007.

•	Employee Benefits – The Company elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS. The Company applied this exemption to all of its plans.

•	Under IAS 21, The Effects of Changes in Foreign Exchange Rates, entities must (i) recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and (ii) on disposal of a foreign operation, reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal. However, a first-time adopter need not comply with this requirement for cumulative translation differences that existed at the date of transition to IFRS. If a first-time adopter uses this exemption: (i) the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS, and (ii) the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRS and shall include later translation differences. The Company applied this exemption to its financial statements at the transition date and will account for such effects prospectively.

•	Fair Value or revaluation – In accordance with IFRS 1, an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and to use that fair value as its deemed cost at that date. A first-time adopter may elect to use a revaluation of property, plant and equipment and intangible assets based on its previous accounting principles at, or before, the date of transition to IFRS as deemed cost at the date of revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index. The Company elected to use the deemed cost exemption for its property and equipment and, accordingly, the attributed cost at the transition date was the restated amount (i.e., including the effects of inflation through December 31, 2007) of property and equipment as determined under MFRS at December 31, 2009.

The required reconciliations of equity and total comprehensive income, as well as a description of the differences between MFRS and IFRS as they apply to the Company are discussed in Note 28.

3.	Significant accounting policies

The principal accounting policies followed by the Company in the preparation of its financial consolidated statements are summarized below:

3.1	Cash equivalents

The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

3.2	Basis of preparation

The consolidated financial statements have been prepared on historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Mexican peso is the currency of presentation of these financial statements.

Solely for convenience of readers, Mexican peso amounts included in the consolidated financial statements have been translated into U.S. dollar amounts at the rate of 13.9787 Mexican pesos per U.S. dollar, which is the exchange rate for Mexican pesos on December 31, 2011, as published by the Central Bank of Mexico. This translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at this rate or any other rate.

3.3	Basis of consolidation

The consolidated financial statements include the financial information of Grupo Radio Centro and those of the subsidiaries over which Grupo Radio Centro exercises “control”, with “control” defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Grupo Radio Centro owns approximately 99.9% of most of its subsidiaries, which comprise the following companies held as of the dates indicated below:

	Ownership percentage
Subsidiary	31/12/11	31/12/10	01/01/10
Radio stations:

XEQR, S. A. de C. V.	99.99%	99.99%	99.99%
XERC, S. A. de C. V.	99.99%	99.99%	99.99%
XEEST, S. A. de C. V. (a)	99.99%	99.99%	99.99%
XEQR- FM, S. A. de C. V.	99.99%	99.99%	99.99%
XERC-FM, S. A. de C. V.	99.99%	99.99%	99.99%
XEJP-FM, S. A. de C.V.	99.99%	99.99%	99.99%
XEDKR-AM, S. A. de C. V.	99.99%	99.99%	99.99%
Radio Red, S. A. de C. V.	99.99%	99.99%	99.99%
Radio Red- FM, S. A. de C. V.	99.99%	99.99%	99.99%
Estación Alfa, S. A. de C. V.	99.99%	99.99%	99.99%
Emisora 1150, S. A. de C. V.	99.99%	99.99%	99.99%
Radio Sistema Mexicano, S. A.	99.99%	99.99%	99.99%
Grupo Radio Centro LA., LLC (b)	100.00%	100.00%	51.00%

Marketing companies:

GRC Radiodifusión, S. A. de C.V.	99.99%	99.99%	99.99%
GRC Comunicaciones, S. A. de C. V.	99.99%	99.99%	99.99%

Service companies:

Promotora Técnica de Servicios Profesionales, S. A. de C. V.	99.99%	99.99%	99.99%
Publicidad y Promociones Internacionales, S. A. de C. V.	99.99%	99.99%	99.99%
Promo Red, S. A. de C. V.	99.99%	99.99%	99.99%
To2 México, S. A. de C.V.	99.99%	99.99%	99.99%

	Ownership percentage
Subsidiary	31/12/11	31/12/10	01/01/10

Subholding companies:

Desarrollos Empresariales, S. A. de C. V.	99.99%	99.99%	99.99%
Radiodifusión Red, S. A. de C. V.	99.99%	99.99%	99.99%
Enlaces Troncales, S. A. de C. V.	99.99%	99.99%	99.99%
To2 México, S. A. de C. V.	99.99%	99.99%	99.99%

Real estate companies:

Universal de Muebles e Inmuebles, S. A. de C. V.	99.99%	99.99%	99.99%
Inmobiliaria Radio Centro, S. A. de C. V.	99.99%	99.99%	99.99%

Non- operating companies:

Música, Música, Música, S. A. de C. V.	99.99%	99.99%	99.99%
Promotora de Éxitos, S. A. de C. V.	99.99%	99.99%	99.99%
Producciones Artísticas Internacionales, S. A. de C. V.	99.99%	99.99%	99.99%

All intercompany balances and transactions have been eliminated in consolidation.

a)	Radio station managed and operated by Comercializadora Siete de México, S.A. de C.V. a third party.

b)	Grupo Radio Centro LA LLC, a wholly-owned subsidiary of the Company, was incorporated on March 13, 2009 (“GRC-LA”) in accordance with the laws of the state of Delaware in the United States of America to provide programming on KXOS-FM radio pursuant to the LMA (as defined in Note 26) with Emmis Communications Corporation. The main activity of GRC-LA is the operation of the radio station with the call letters KXOS-FM (formerly, KMVN-FM) that operates on a frequency of 93.9 FM in Los Angeles, California (see Note 26 for more information). As of December 31, 2010, the Company owned 100% of GRC-LA. On February 26, 2010, capital contributions of US $ 1,470 (equivalent to Ps. 19,864) were returned to several members of the Aguirre family, the majority shareholders of the Company, which reduced their ownership interest in GRC-LA from 49% to zero. The Company is now the sole shareholder of GRC-LA.

The Company’s radio-station operations include the production and broadcasting of musical programs, news, interviews, special events and advertising in Mexico City’s metropolitan area and in Los Angeles, California.

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

The Company’s non-operating companies were incorporated for the purpose of developing new investment projects.

3.4	Changes in the Company’s ownership interests in existing subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

3.5	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contract governing such financial instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

3.5.1	Effective interest method

The effective interest method is a method of calculating the amortized cost of financial instruments and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows expected to be paid or received (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss.

Financial assets

3.5.2	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed payments or payments that may be determined and are not quoted in an active market. Loans and receivables are mainly comprised of broadcasting receivables that are carried at amortized cost.

3.5.3	Impairment of financial assets

The Company creates a general reserve for impaired broadcasting receivables equivalent to 0.5% of its broadcasting revenues. Additionally, the Company reviews the outstanding amounts and age of the broadcasting receivables on a client-by-client basis in order to determine the need to create an additional allowance for the recoverability of such receivables.

Financial liabilities and equity instruments

3.5.4	Financial liabilities

The Company’s financial liabilities, consisting mainly of accounts payable and borrowings, are measured at amortized cost using the effective interest method, described above.

3.5.5	Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations are discharged or cancelled or when they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.6	Property and equipment

Land and buildings held for use in the supply of services, or for administrative purposes, are stated in the consolidated statement of financial position at their cost and in the case of buildings, less any accumulated depreciation.

Fixtures and broadcasting equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Properties in the course of construction for supply of services or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are transferred to the appropriate categories of property or equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of assets (other than freehold land and properties under construction) less their residual values over their useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

3.7	Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the estimated useful lives of the assets. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

3.8	Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating unit for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

3.9	Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

3.10	Deferred revenue

Deferred revenue relates to advances from clients which are deposits for future broadcasting services and is recognized as income when the corresponding airtime is broadcast.

The advances are considered income for tax purposes as of the date on which they are received.

3.11	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Company will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.12	Employee benefits

Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues. These benefits include mainly statutory employee profit sharing (“PTU”) payable, compensated absences, such as vacation and vacation premiums, and incentives.

For defined benefit employee benefit plans, the cost of providing benefits is determined using the projected unit credit method. The Company early adopted the 2011 amendments to IAS 19, Employee Benefits. Accordingly, changes in defined benefit obligations and in the fair value of plan assets are recognized when they occur. All actuarial gains and losses are recognized immediately through other comprehensive income and prior service cost is recognized in profit or loss in the year when it occurs in order for the net pension liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

Any asset resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

3.13	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

3.13.1	Current tax

Income tax (“ISR”) and the Business Flat Tax (“IETU”) are recorded in the results of the year they are incurred. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

3.13.2	Deferred tax

In order to recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU. Deferred taxes are then calculated by applying either the ISR or IETU tax rate to temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recorded only when there is a high probability of recovery. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.13.3	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.14	Revenue recognition

Broadcasting revenues are recognized when the corresponding airtime is broadcast.

3.15	Barter transactions

The Company, from time to time, receives products and services in exchange for advertising airtime. Revenues from barter transactions are generally measured at the fair value of the goods or serviced received. However, when that amount cannot be measured reliably, revenues from barter transactions are measured based on reference to the fair value of advertising services provided in non-barter transactions.

Revenues from advertising airtime exchanged is recognized when the advertisement is aired.

Services or goods received in exchange are expensed when consumed by the Company.

3.16	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.17	Employee benefits for termination

Employee benefits for termination are recorded in the results of the year in which they are incurred.

3.18	Foreign currencies

The Mexican peso is the functional currency of Grupo Radio Centro and all of its subsidiaries except for GRC-LA, which considers the U. S. dollar to be its functional currency and is thus considered to be a “foreign operation” under IFRS. In preparing the financial statements of GRC-LA, transactions in currencies other than its functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates in effect at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of GRC-LA are translated into Mexican pesos using the exchange rates in effect on the last business day of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates in effect on the dates of the transactions are used. Exchange differences arising, if any, are recorded in other comprehensive income and accumulated in equity.

3.19	Earnings per share

Basic earnings per common share are calculated by dividing net income of controlling interest by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are determined by adjusting consolidated net income and common shares on the assumption that the Company’s commitments to issue or exchange its own shares would be fulfilled.

3.20	Repurchase of treasury shares

In accordance with Mexico’s Securities Market Law, the Company has appropriated retained earnings for a reserve for the repurchase of the Company’s shares in order to strengthen the offer and demand of its shares in the stock market. Shares temporarily acquired by the Company that are withdrawn from the market are considered treasury shares. Should these shares not be offered anew to the investing public within one year, they must be cancelled.

3.21	New and revised IFRSs issued but not yet effective

The accompanying consolidated financial statements do not include application of the following new and revised IFRSs, which have been issued but are not yet effective:

Amendments to IFRS 7	Disclosures - Transfers of Financial Assets
IFRS 9 (as amended in 2010)	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair value measurement
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income
Amendments to IAS12	Deferred Tax – Recovery of Underlying Assets
IAS 27 (as revised in 2011)	Separate Financial Statements
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures

As of the date of these consolidated financial statements the Company does not anticipate that the adoption of these standards will have a significant impact on its consolidated financial statements.

4.	Critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements and application of the Company’s accounting policies as mentioned in Note 3, requires management to make estimates and use assumptions to measure certain items of the consolidated financial statements and to provide the appropriate disclosures. However, actual results may differ from such estimates. Management, applying its professional judgment, considers that the estimates made and assumptions used were appropriate under the circumstances.

Estimates and assumptions are reviewed routinely. Changes in estimates are recognized in the period in which such estimates are modified if the effects correspond to that period or in the modification period or future periods if that modification affects both periods.

4.1	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

4.1.1	Impairment testing

The Company is required to test for impairment of its long-lived assets in use, including goodwill and other intangible assets, at least on an annual basis. To calculate impairment loss of long-lived assets in use, it is necessary to determine the asset’s recovery value. Recovery value is defined as the greater of the net sales price of an asset or cash-generating unit and the asset’s or cash-generating unit’s use value, which is the present value of estimated future cash flows. The determination of the underlying assumptions related to the recoverability of long-lived assets, including goodwill and other intangible assets, is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about the Company’s business and prospects, or changes in market conditions, could result in an impairment charge.

Determining whether goodwill is impaired requires an estimation of the value-in use of the cash-generating units to which goodwill has been allocated. The value-in use calculation requires management to estimate the present value of the future cash flows expected to arise from the cash-generating unit, determined using a suitable discount.

The carrying amount of goodwill as of December 31, 2011 and 2010 was Ps. 828,663.

4.1.2	Employee benefits

The costs related to benefits to which employees are entitled as a result of seniority premiums and pension plans or other benefits required by law or offered voluntarily by the Company, are recognized in the results of operations at the time services are rendered by employees, based on the present value of the benefits determined under actuarial estimates.

4.1.3	Deferred taxes

Under IFRS, the Company is required to recognize income tax effects of basis differentials between the Company’s assets and liabilities for financial accounting and tax reporting purposes.

A deferred income tax asset related to future tax losses carryforwards is recognized in the consolidated financial statements to the extent that it is more likely than not that a future benefit will ultimately flow to the Company. Such estimates are based on management’s knowledge of the business as well as projections of future profits, including tax strategies entered into by the Company.

5.	Cash and cash equivalents

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, and short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents as of the dates indicated below were as follows:

F-22

	31/12/2011		31/12/2010		01/01/2010

Cash	Ps.	47,041	Ps.	45,664	Ps.	29,248
Cash equivalents		74,214		97,779		146,289

	Ps.	121,255	Ps.	143,443	Ps.	175,537

Cash equivalents mainly consist of fixed rate deposits with maturity dates of less than 90 days.

6.	Broadcasting receivables

6.1	Broadcasting receivables as of the dates indicated below are as follows:

	31/12/2011		31/12/2010		01/01/2010

Broadcasting receivables	Ps.	303,057	Ps.	314,779	Ps.	332,110
Allowance for doubtful accounts		(1,939)		(6,636)		(27,409)

Total	Ps.	301,118	Ps.	308,143	Ps.	304,701

6.2	Movement in the allowance for doubtful accounts receivable is as follows:

	31/12/2011		31/12/2010

Balance at beginning of the year	Ps.	(6,636)	Ps.	(27,409)
Increases recognized during the year		(4,245)		(4,667)
Amounts written-off during the year as uncollectible		8,942		25,440

Balance at end of the year	Ps.	(1,939)	Ps.	(6,636)

6.3	Client concentration risk

As of December 31, 2011, one of the Company’s clients accounted for Ps. 30,555 or 10.8% of the broadcasting receivables balance. The same client accounted for Ps. 30,535 and Ps. 40,158 or 9.7% and 12.1% of the total broadcasting receivables balance as of December 31, 2010 and January 1, 2010, respectively.

7.	Other receivables

	31/12/2011		31/12/2010		01/01/2010

Officers and employees	Ps.	3,080	Ps.	1,873	Ps.	3,189
Related parties (1)		5,285		4,617		3,674

	Ps.	8,365	Ps.	6,490	Ps.	6,863

(1)	As of December 31, 2011 and 2010 and January 1, 2010, this amount includes Ps. 1,904, Ps. 2,775 and Ps. 2,441, respectively, for accounts receivable from stockholders for use of the Company´s goods and services (See Note 23).

8.	Prepaid expenses

	31/12/2011		31/12/2010		01/01/2010

Advance short-term lease payments (a)	Ps.	-	Ps.	25,538	Ps.	91,617
Prepaid Executive Committee fees		25,038		-		21,715
Prepaid insurance		4,610		4,040		4,076
Other		5,460		2,790		588

	Ps.	35,108	Ps.	32,368	Ps.	117,996

(a)	Pursuant to the LMA (as defined in Note 26), the Company agreed to advance US $14 million (approximately Ps. 200 million) for the first two years of the rent for the use of frequency in which its radio station in Los Angeles, California broadcasts. The portion of this prepayment that as of January 1, 2010 would be recognized as an expense beyond the subsequent 12 months was presented within non-current assets.

9.	Property and equipment

9.1	The property and equipment balances as of the dates indicated below are as follows:

	31/12/2011		31/12/2010		01/01/2010
Carrying amounts of:
Land	Ps.	170,815	Ps.	170,815	Ps.	170,815
Buildings		212,995		220,688		229,087
Broadcasting equipment		18,484		10,042		11,622
Studio equipment		4,156		4,904		4,832
Furniture and office equipment		1,101		1,816		2,464
Computer equipment		1,384		2,566		2,349
Vehicles		12,941		16,972		23,370
Leasehold improvements		10,000		9,154		16,161
Construction in process		24,599		1,760		1,760

	Ps.	456,475	Ps.	438,717	Ps.	462,460

9.2	The rollforward of property and equipment is as follows:

Property and equipment	Land		Buildings		Broadcasting equipment		Studio equipment		Furniture and office equipment

Balance as of January 1, 2010	Ps.	170,815	Ps.	392,208	Ps.	149,169	Ps.	141,238	Ps.	41,958
Additions		-		1,344		1,519		1,873		2,324
Disposals		-		-		(6,853)		(7,722)		-
Write-offs		-		-		-		-		-
Balance as of December 31, 2010		170,815		393,552		143,835		135,389		44,282

Additions		-		25		7,504		399		139
Disposals		-		-		(1,484)		(41,994)		(3,950)
Write-offs		-		-		-		-		-
Balance as of December 31, 2011	Ps.	170,815	Ps.	393,577	Ps.	149,855	Ps.	93,794	Ps.	40,471

	Computer equipment		Vehicles		Leasehold improvements		Construction in process		Total
Balance as of January 1, 2010	Ps.	56,767	Ps.	52,854	Ps.	25,877	Ps.	1,760	Ps.	1,032,646
Additions		1,913		2,956		4,850		-		16,779
Disposals		(293)		(4,090)		(10,997)		-		(29,955)
Write-offs		-		-		-		-		-
Balance as of December 31, 2010		58,387		51,720		19,730		1,760		1,019,470

Additions		586		6,422		2,074		24,599		41,748
Disposals		(12,548)		(4,389)		(576)		(1,760)		(66,701)
Write-offs		-		-		-		-		-
Balance as of December 31, 2011	Ps.	46,425	Ps.	53,753	Ps.	21,228	Ps.	24,599	Ps.	994,517

Accumulated depreciation	Land	Buildings		Broadcasting equipment		Studio equipment		Furniture and office equipment

Balance as of January 1, 2010	Ps.	Ps.	163,121	Ps.	137,547	Ps.	136,406	Ps.	39,494
Additions			5,749		2,937		1,803		2,972
Disposals			3,994		(6,691)		(7,724)		-
Write-offs			-		-		-		-

Balance as of December 31, 2010			172,864		133,793		130,485		42,466

Depreciation expense			7,718		2,937		1,475		406
Disposals
Write-offs			-		(5,359)		(42,322)		(3,502)
Balance as of December 31, 2011	Ps.	Ps.	180,582	Ps.	131,371	Ps.	89,638	Ps.	39,370

	Computer equipment		Vehicles		Leasehold improvements		Construction in process		Total

Balance as of January 1, 2010	Ps.	54,418	Ps.	29,484	Ps.	9,716	Ps.	-	Ps.	570,186
Depreciation expense		1,892		6,232		860		-		22,445
Disposals		(489)		(968)		-		-		(11,878)
Write-offs		-		-		-		-		-
Balance as of December 31, 2010		55,821		34,748		10,576		-		580,753

Depreciation expense		1,764		8,282		1,095		-		23,677
Disposals
Write-offs		(12,544)		(2,218)		(443)		-		(66,388)
Balance as of December 31, 2011	Ps.	45,041	Ps.	40,812	Ps.	11,228	Ps.	-	Ps.	538,042

Inmobiliaria Radio Centro, S. A. de C. V. is the owner of the building in which the main executive offices and studios of the Company are located. It also leases a part of such building. Rental income from Maxcom, S. A. de C. V., an unrelated third party, for 2011 and 2010 amounted to Ps. 305 and Ps. 295.

9.3	The estimated useful lives of property and equipment are as follows:

Years
Buildings	50
Broadcasting equipment	10
Studio equipment	10
Furniture and office equipment	10
Computer equipment	3
Vehicles	4

Leasehold improvements are depreciated over the shorter period of the following: 1) the life of the rental contract (considering options to renew) and 2) their useful life which is estimated to be 20 years.

10.	Intangible and other assets

Intangible and other assets were as follows:

	31/12/2011		31/12/2010		01/01/2010

Licenses and rights of use	Ps.	3,250	Ps.	4,140	Ps.	1,686
Accumulated amortization		(1,289)		(1,202)		(1,122)
		1,961		2,938		564
Guarantee deposits made		3,388		3,388		3,309

	Ps.	5,349	Ps.	6,326	Ps.	3,873

The Company’s radio-station operations are based on limited-term concessions, subject to renewal, granted by México’s Ministry of Communications and Transportation (“SCT”). One of the station concessions granted to the Company will expire in December 2012, nine in July 2016, one in October 2015, one in November 2015 and one in December 2019. The renewal process for concessions in accordance with Mexican Law for Radio and Television requires the Company to file a renewal application at least one year before the expiry date and pay a renewal fee. During 2009, the Company applied for the renewal of its concession that will expire on December 2012. Management believes that such renewal will be granted.

11.	Goodwill

As a result of the Company’s election to use the IFRS 1 exemption with respect to business combinations, as discussed in Note 2, goodwill includes the effects of inflation recognized in goodwill through December 31, 2007, and is comprised of the following:

On May 12, 1995 and January 1996, the Company acquired 33% and 67%, respectively, of the outstanding shares of Radiodifusión Red. As a result of the acquisition the Company recorded goodwill amounting to Ps. 744,868

On December 31, 2001, the Company acquired Radio Sistema Mexicano, S. A. de C. V., which resulted in goodwill amounting to Ps. 37,928.

On March 14, 2001, the Company acquired Palco Deportivo. Com, S. A. de C. V., Palco Shop, S. A. de C. V., Palco Deportivo Multimedia, S. A. de C. V. and Palco Deportivo México, S. A. de C. V. This acquisition resulted in goodwill amounting to Ps. 35,321. On October 1, 2001, these companies were merged with Enlaces Troncales, S. A. de C. V.

On November, 30, 2005 the Company acquired 100% of GRC Radiodifusión, S. A. de C. V. (formerly Aerocer, S. A.), whose business activity is leasing air and ground equipment to Grupo Radio Centro. This acquisition resulted in goodwill amounting to Ps. 8,350.

Tabular presentation of the aforementioned amounts is as follows:

	31/12/2011		31/12/2010		01/01/2010
Resulting from the acquisition of:

Radiodifusión Red	Ps.	744,868	Ps.	744,868	Ps.	744,868
Radio Sistema Mexicano, S. A.		37,928		37,928		37,928
Enlaces Troncales, S. A. de C. V.		35,321		35,321		35,321
GRC Radiodifusión, S. A. de C. V.		8,350		8,350		8,350
Other		2,396		2,396		2,396

	Ps.	828,863	Ps.	828,863	Ps.	828,863

Goodwill has been allocated for impairment testing purposes to the Mexico broadcasting operating segment, as this represents the lowest level at which Company’s management monitors goodwill for internal purposes.

12.	Long-term debt

Long-term debt is represented by the following note payable to Inbursa, S. A., Institución de Banca Múltiple:

Issue date	Original amount		Annual interest rate	Quarterly amortization		Maturity	31/12/2011		31/12/2010		01/01/2010

March 2009	Ps.	200,000	9.5%	Ps	10,000	March, 2014	Ps.	90,736	Ps.	131,064	Ps.	171,903

Less: Current portion								40,736		41,064		41,903

							Ps.	50,000	Ps.	90,000	Ps.	130,000

On May 16, 2006, the Company entered into a credit facility with Banco Inbursa S.A., Institución de Banca Mútiple, Grupo Financiero Inbursa for a secured peso-denominated loan in two tranches in an aggregate principal amount of up to US $21,000. The first, non-revolving tranche is for a peso-denominated amount equivalent to US $14,000 to be used for capital expenditures and other corporate purposes. The second, revolving tranche is for a peso-denominated amount equivalent to up to US $7,000 to be used for working capital purposes.

On March 26, 2009, the Company drew down on the first tranche of the credit facility in the amount of Ps. 200,000 (US $14,000) to finance the prepayment of fees under the LMA (as defined and described in Note 26). Borrowings under the credit facility initially accrued interest at an annual interest rate of 13% through March 18, 2010. On March 18, 2010, the credit facility was amended to provide for an annual interest rate of 9.5%, for which the Company paid fees of Ps. 1,194, which fees were expensed as incurred, as the change in the terms of the credit facility did not result in a substantial modification.

The Company is required to repay the outstanding principal amount drawn down under the credit facility over five years in 20 quarterly installments of Ps. 10,000 beginning June 1, 2009, and make quarterly interest payments thereon. The final payment date is March 1, 2014. Radio Centro Publicidad, S. A. de C. V., GRC Publicidad, S. A. de C. V., GRC Medios, S. A. de C. V., and GRC Comunicaciones S. A. de C. V. are jointly and severally liable for the obligations of Grupo Radio Centro under the credit facility. Certain affiliated companies, Desarrollos Empresariales S. A. de C. V., Radiodifusión Red S. A. de C. V., Inmobiliaria Radio Centro, S. A. de C. V. and Universal de Bienes Muebles e Inmuebles, S. A. de C. V., guarantee the obligations of Grupo Radio Centro under the credit facility.

Any obligations of Grupo Radio Centro under the credit facility are currently secured by a first priority lien on the Company’s headquarters building, which is owned directly by Inmobiliaria Radio Centro, S. A. de C. V., and on one home and four properties in different locations in Mexico City and the State of Mexico, which are owned directly by Universal de Muebles e Inmuebles, S. A. de C. V.

On June 1, 2010, the Company borrowed Ps. 30,000 under the second tranche for working capital purposes. On November 9, 2010, the Company repaid this amount; the amount under the second tranche incurred interest at a variable interest rate of the Mexican Interbank Equilibrium Interest Rate (Tasa de Interes Interbancaria de Equilibrio) plus 3%.

Scheduled maturities of long-term debt as of December 31, 2011 are as follows:

December 31

2012	Ps.	40,736
2013		40,000
2014		10,000

	Ps.	90,736

13.	Taxes payable

	31/12/2011		31/12/2010		01/01/2010

Taxes on wages and salaries	Ps.	7,244	Ps.	6,421	Ps.	5,901
Value-added tax		30,458		44,702		24,349
Income tax		-		15,482		14,651
Other withholdings		970		1,201		1,756

	Ps.	38,672	Ps.	67,806	Ps.	46,657

14.	Employee benefit plans

14.1	Defined contribution plans

Pursuant to applicable Mexican law, the Company must make payments equal to 2% of each employee’s daily comprehensive salary to a defined contribution plan that is part of the Mexican retirement savings system. The expense in 2011 and 2010 was Ps. 1,870 and Ps. 1,859, respectively.

14.2	Defined benefit plans

The Company operates and funds defined benefit plans for qualifying employees in Mexico. Under the plans employees are entitled to retirement benefits varying between (1) 0.5% of their final monthly salary for each year of service (limited to 30 years of service) on attainment of a retirement age of 65 and (2) 0.5% of their final monthly salary per each year of service (plus a five year premium) on attainment of a retirement age of 60, with a minimum 10 year service period.

The Company is also legally required to pay its employees seniority premium benefits which consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2011 by an independent actuary. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

14.2.1	Assumptions

		Valuation at
	31/12/2011	31/12/2010	01/01/2010

Discount rates	7.25%	7.25%	8.00%
Expected rates of salary increase	5%	5.50%	5.50%

14.2.2	The net cost of the period in respect of these defined benefit plans are as follows:

	31/12/2011		31/12/2010

Current service cost	Ps.	3,271	Ps.	3,384
Interest on obligation		6,517		6,741
Expected return on plan assets		(525)		-
Actuarial (gains) losses recognized in the year		772		(11,913)

	Ps.	10,035	Ps.	(1,788)

Current service cost for the year is included in the employee benefits expense within broadcasting expenses in the consolidated statements of comprehensive income. The net finance cost for the year is included in the interest expense line in the consolidated statements of comprehensive income. Actuarial gains and losses are recognized in other comprehensive income.

14.2.3	The amount included in the consolidated statements of financial position arising from the entity’s obligation in respect of its defined benefit plans is as follows:

	31/12/2011		31/12/2010

Defined benefit obligation	Ps.	89,162	Ps.	84,272
Fair value of plan assets		(8,940)		(4,328)

	Ps.	80,222	Ps.	79,944

14.2.4	Movements in the present value of the defined benefit obligation were as follows:

	31/12/2011		31/12/2010

Opening defined benefit obligation	Ps.	84,272	Ps.	85,965
Current service cost		3,271		4,060
Interest cost		6,517		6,741
Benefits paid directly to employees		(1,960)		-
Actuarial (gains) losses		95		(11,913)
Benefits paid from plan assets		(3,033)		(581)

Closing defined benefit obligation	Ps.	89,162	Ps.	84,272

14.2.5	Movements in the fair value of the plan assets were as follows.

	31/12/2011		31/12/2010

Opening fair value of plan assets	Ps.	4,328	Ps.	-
Expected return on plan assets		525		-
Actuarial gains (losses)		(677)		-
Contributions from the employer		7,797		4,909
Benefits paid		(3,033)		(581)

Closing fair value of plan assets	Ps.	8,940	Ps.	4,328

14.2.6	The major categories of plan assets, and the expected rate of return at the end of the reporting period for each category, are as follows:

	31/12/2011	31/12/2010	01/01/2010	31/12/2011		31/12/2010		01/01/2010

Debt instruments	7.25%	7.25%	8.00%	Ps.	8,940	Ps.	4,328	-

15.	Non-cash transactions

During the years ended December 31, 2011 and 2010, the Company entered into the following non-cash barter transactions, in which airtime was exchanged for the following services, for which reason such transactions are not reflected in the consolidated statements of cash flows:

	31/12/2011		31/12/2010

Publicity	Ps.	17,882	Ps.	17,300
Air fare		6,739		7,741
Insurance		3,307		2,451
Vehicles		3,280		1,278
Other		1,169		2,248

	Ps.	32,377	Ps.	31,018

16.	Operating lease arrangements

16.1	The Company as lessee

16.1.1	Leasing arrangements

Operating leases relate to leases of a radio station, broadcasting equipment and building with lease terms of between 1 and 7 years. The Company has an option to purchase some of the leased equipment at the expiry of the lease periods. Leasing arrangements also include the commitments with respect to the LMA (as defined in Note 26).

16.1.2	Payments recognized as an expense

	31/12/2011		31/12/2010

Minimum lease payments	Ps.	129,499	Ps.	126,468
Contingent rentals		9,592		8,622

	Ps.	139,091	Ps.	135,090

16.1.3	Non-cancellable operating lease commitments

	31/12/2011

Not later than 1 year	Ps.	101,984
Later than 1 year and not later than 5 years		322,546

	Ps.	424,530

17.	Stockholder’s equity

17.1	Common stock is comprised as follows:

	31/12/2011		31/12/2010		01/01/2010

Common stock	Ps.	1,059,962	Ps.	1,059,962	Ps.	1,059,962

17.2	Outstanding shares

	Number of shares	Share capital

Balance at January 1, 2010	162,724,561	Ps.	1,059,962

Balance at December 31, 2010	162,724,561	Ps.	1,059,962

Balance at December 31, 2011	162,724,561	Ps.	1,059,962

As of December 31, 2011 and 2010, the authorized capital stock of Grupo Radio Centro was 247,414,768 common shares, representing the minimum fixed capital with no withdrawal rights, of which 162,724,561 shares were outstanding and fully paid for and 84,690,207 shares were treasury shares.

The capital stock of Grupo Radio Centro consists of Series A Shares. In addition to Series A Shares, Grupo Radio Centro’s bylaws permit the issuance, upon the approval of competent authorities, such as the Ministry of Economy and the Mexican National Banking and Securities Commission, of special series of shares, including those with limited or no voting rights.

Under Grupo Radio Centro’s bylaws and the Mexican Securities Market Law, Grupo Radio Centro’s capital stock must consist of fixed capital and may also include variable capital. Shares of the Company’s fixed capital stock are Class I shares; shares of Grupo Radio Centro’s variable capital stock would be classified as Class II shares. As of December 31, 2011, the Grupo Radio Centro’s outstanding capital stock consisted only of fixed capital. The fixed portion of Grupo Radio Centro’s capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders, whereas the variable portion of Grupo Radio Centro’s capital stock may be increased or decreased by resolution of an ordinary or extraordinary general meeting of shareholders. Increases and decreases in the variable portion of the capital stock must be recorded in the consolidated statement of changes in equity.

17.3	Limitations Affecting Non-Mexican Holders

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

The Foreign Investment Law reserves certain economic activities exclusively for the state and reserves certain other activities (such as radio broadcasting) exclusively for Mexican individuals or Mexican corporations the bylaws of which contain a prohibition on ownership by non-Mexicans of the corporation’s voting shares. However, the Foreign Investment Law allows foreign investors to own non-voting shares, such as the certificados de participación ordinaria (ordinary participation certificates or CPOs), of companies subject to foreign investment restrictions.

In addition to the limitations established by the Foreign Investment Law, the Federal Radio and Television Law and the licenses granted by the SCT provide restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding licenses for radio, such as those held by Grupo Radio Centro.

In order to comply with these restrictions, Grupo Radio Centro’s bylaws limit ownership of Series A Shares to qualifying Mexican investors. A holder that acquires Series A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those shares. Grupo Radio Centro, however, has received approval from the Foreign Investment Commission to have up to 73.5% of its capital stock represented by CPOs issued by Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, as trustee for the trust (the “CPO Trust”). The CPOs do not have any restrictions on non-Mexican ownership, except that foreign governments or their agencies may not own them. The foregoing restriction does not prevent foreign state-owned enterprises organized as separate entities with their own assets to own CPOs. Pursuant to an amendment to the trust agreement creating the CPOs, the CPOs may be owned only by holders that do not qualify as Mexican investors as defined in Grupo Radio Centro’s bylaws. A holder that acquires CPOs in violation of the restrictions on Mexican ownership will have none of the rights of a CPO holder with respect to those CPOs.

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

17.4	Dividend payments

Pursuant to a resolution of the general ordinary stockholders’ meeting on August 11, 2011, the stockholders declared a dividend of Ps. 65,000 via cash distributions, representing Ps. 0.399 per share.

Pursuant to a resolution of the general ordinary stockholders’ meeting on March 16, 2010, the stockholders declared a dividend of Ps. 100,000 via cash distributions, representing Ps. 0.615 per share.

17.5	Legal Reserve

Retained earnings include the legal reserve. In accordance with Article 20 of the Mexican Corporations Act, at least 5% of the net income for each year must be appropriated to the legal reserve, which is not thereafter available for distribution except as a stock dividend, until the reserve equals 20% of the value of capital stock. As of December 31, 2011 and 2010 the legal reserves were Ps. 62,640 and Ps. 59,620, respectively.

18.	Earnings per share

18.1	Basic and diluted earnings per share

The Company does not have any arrangements containing potentially dilutive shares and accordingly basic and diluted earnings per share are the same for each year presented, as shown in the table below:

	31/12/2011		31/12/2010

Total basic and diluted earnings per share	Ps.	1.0785	Ps.	0.3149

18.2	The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	31/12/2011		31/12/2010

Profit for the year attributable to owners of the Company	Ps.	175,496	Ps.	51,243

Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share		162,724,561		162,724,561

19.	Broadcasting and corporate expenses

19.1	Broadcasting expenses are as follows:

	31/12/2011		31/12/2010

Insurance	Ps.	8,066	Ps.	7,688
Maintenance		23,299		20,741
Marketing expenses		77,683		67,139
Other related expenses		87,856		77,504
Broadcasting expenses		309,062		306,904
Direct employee benefits		147,283		148,426
Radio announcer fees and other		66,045		63,032

	Ps.	719,294	Ps.	691,434

19.2	Corporate expenses are as follows:

	31/12/2011		31/12/2010

Key management benefits	Ps.	14,939	Ps.	14,939

20.	Other expenses

	31/12/2011		31/12/2010

Fees to the Executive Committee	Ps.	23,532	Ps.	24,348
Litigation expenses		13,453		7,805
Maintenance and leasing cost		11,670		12,843
Other expenses		6,209		5,306
Charity events costs		4,546		3,075
GRC-LA organization, constitution and start-up costs		4,278		6,589
Internet subscription		2,340		1,830
Compliance with securities regulations and corporate restructuring		1,138		3,600
Loss on sale of equipment		787		401
Employee profit sharing		875		1,037
Recovery of expenses		(7,618)		(9,068)
Other		(1,133)		(105)

	Ps.	60,077	Ps.	57,661

21.	Income taxes

The Company is subject to ISR and IETU. In accordance with current Mexican tax legislation, companies must pay the greater of ISR and IETU.

The ISR rate was 30% for 2011 and will remain at such rate through 2012. The ISR rate was 28% in 2010; it will be 29% for 2013 and 28% for 2014.

For purposes of calculating IETU revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. Beginning in 2011, the IETU rate is 17.5%, and it was 17% in 2010.

Based on its financial projections, the Company determined that it will only pay ISR. Therefore, it only recognizes deferred ISR.

In connection with the Tax Law Concerning Expressly Declared Public Services and Concessionaires of Public Dominion Assets of the Nation (Ley del Impuesto sobre Servicios Expresamente Declarados de Interes Público por Ley, Empresas Concesionarias de Bienes del Dominio Directo de la Nación) issued in 1968, a radio and television tax is levied on customers who make payments to radio and television concessionaires (the “concessionaires”), equivalent to 25% of such payments. This tax is collected from customers and remitted to the government by the concessionaires. Subsequently, a new decree issued on October 10, 2002 allowed concessionaires to remit the tax either in cash or in-kind. If paid in-kind, the decree establishes that payment be provided in free airtime, the value of which is determined based on the equivalent of 18 minutes a day with respect to television broadcast, and 35 minutes a day with respect to radio broadcast. Accordingly, only 80% of the total amount of the consideration received from customers for broadcasting services relates to the payment for services provided to such customer, while the 20% remaining relates to the tax collected by concessionaires and payable to the Secretariat of Finance and Public Credit.

During 2011, the Company reassessed the tax treatment of this broadcast tax. Although from an accounting standpoint, when this tax is paid in-kind, it represents the exchange of nonmonetary amounts and is recognized as revenue, according to the Company and its legal and tax advisors, strictly from a fiscal standpoint, the option of paying the radio and television tax in-kind does not represent taxable income. This is evidenced by the fact that there is no service contract entered into between the Company and the government, nor is there any consideration agreed-upon between the two entities for the services rendered. Rather, the provision of free airtime represents the release of the Company from an obligation to remit a tax collected by the Company’s customers to the tax authorities. Although the Company retains the cash received from customers relating to the tax resulting in a payable to the tax authorities, upon provision of free airtime, the liability is legally considered extinguished. While this may result in an increase in the overall equity of the Company, which under certain circumstances is considered a taxable event, the fact that this is ultimately the release of an obligation, coupled with the fact that the Company foregoes airtime to other paying commercial customers by providing the service free to the government changes the nature of the services from a fiscal standpoint from a taxable event to a non-taxable event.

As a result of this reassessment, in 2011, the Company amended its 2009 annual tax returns in order to exclude from taxable income, the tax received from customers in cash, but ultimately paid in-kind to the tax authorities. During 2011, the Company obtained a refund of approximately Ps. 27,950 corresponding to the amended 2009 annual tax return. In 2012, the Company amended its 2010 annual tax return based on this tax strategy and received a refund of approximately Ps. 33,850. In addition, during the year ended December 31, 2011, the Company excluded Ps. 181,000 from the calculation of taxable income corresponding to amounts collected from customers in cash but paid in-kind to the tax authorities, representing an income tax benefit of Ps. 54,300.

Additionally, this reassessment has affected the Company’s calculation of its deferred income taxes as well as its assessment of the recoverability of its deferred income tax assets. With respect to deferred revenue, represented by nonrefundable advances paid from customers for broadcast services, the portion of these advances corresponding to the broadcast tax that will be paid in-kind are not considered taxable; accordingly, approximately Ps. 4,094 is excluded from the determination of the related deferred income tax asset. Furthermore, the Company has tax loss carryforwards from previous years. However, this tax strategy results in projections of minimal to zero taxable income in future years. As a result, the Company has assessed that it is not more likely than not that it will generate future taxable income sufficient to utilize the benefit provided from its tax loss carryforwards, and thus has only partially recognized the related deferred income tax asset.

21.1	Income taxes are as follows:

	31/12/2011		31/12/2010
ISR benefit (expense):
Current	Ps.	-	Ps.	(53,886)
Income tax recovered in connection with tax strategy		27,950		-
Deferred		(3,700)		11,223

	Ps.	24,250	Ps.	(42,663)

21.2	The effective ISR rate for fiscal 2011 and 2010 differ from the statutory rate as follows:

	31/12/2011		31/12/2010

Statutory rate	30%		30%
Effects of inflation	-		(1)
Non-taxable income in connection with tax strategy	(36)		-
Income tax recovered in connection with tax strategy	(13)		-
Non-deductible expenses			2
Write-off of future tax loss carryforwards	2		29
Other	1	(15)

Effective rate	(16)		45

21.3	The main items originating a deferred ISR balance are:

	31/12/2011		31/12/2010		01/01/2010

Deferred ISR assets (liabilities):

Deferred revenue	Ps.	24,568	Ps.	41,925	Ps.	52,650
Employee benefits		22,462		23,487		25,790
Accrued expenses		1,301		5,596		3,725
Tax loss carryforwards		12,961		-		-
Other		-		1,653		-
Property and equipment		(52,398)		(64,145)		(79,793)
Prepaid expenses		(8,894)		(1,277)		(3,021)

Deferred ISR asset (liability)	Ps.	-	Ps.	7,239	Ps.	(649)

21.4	As of December 31, 2011, the Company has tax loss carryforwards that can be recovered subject to certain conditions. The Company has recognized a deferred ISR asset only for the tax loss carryforwards that is more likely that not that will result in a future benefit. Restated amounts as of December 31, 2011 and expiration dates are as follows:

Year of	Tax Loss
Expiration	Carryforwards

2019	Ps.	161,628
2019		54,485
2021		67,169

	Ps.	283,282

22.	Financial instruments

22.1	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stockholders through the optimization of debt and equity balances.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 12 offset by cash and cash equivalents) and equity of the Company (comprising common stock, the reserve for the repurchase of shares, retained earnings and other comprehensive income as detailed in Note 17).

The Company is not subject to any externally imposed capital requirements.

22.2	Indebtedness

In 2006, the Company entered into a credit facility with Banco Inbursa S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa for a secured peso-denominated loan in two tranches in an aggregate principal amount equivalent to up to US $21,000. As of December 31, 2011, Ps. 90,736 is outstanding under this credit facility. The first, non-revolving tranche is for a peso-denominated amount equivalent to up to US $14,000 to be used for capital expenditures and other corporate purposes. The second, revolving tranche is for a peso-denominated amount equivalent to up to US $7,000 to be used for working capital purposes.

On March 26, 2009, the Company drew down on the first tranche, in the amount of Ps. 200,000, to finance the prepayment of the first two years of fees under the LMA entered into with Emmis Communications Corporation (see Note 26). The Company is required to repay the principal amount over five years in 20 quarterly installments beginning June 1, 2009 and make quarterly interest payments at an annual rate of 13.0% through March 18, 2010 and at 9.5% thereafter.

On June 1, 2010, the Company borrowed Ps. 30,000 under the second tranche for working capital purposes, which the Company repaid on November 9, 2010.

Amounts borrowed under the credit facility are guaranteed by several of the Company’s subsidiaries and secured by a first priority lien on substantially all of the Company’s property, including its corporate headquarters but excluding any equipment used for broadcasting.

As of the date December 31, 2011, the Company’s remaining borrowing capacity under the credit facility was Ps. 60,000. The credit facility will expire on June 16, 2015. The principal conditions to drawing down include that the Company is in compliance with its obligations under the credit facility; there be no material adverse change resulting in a loss or liability to the Company equivalent to 5% or more of its total assets (as such condition is more fully defined in the credit facility) and no material adverse change in the banking environment or international capital markets; borrowed amounts be secured by a first priority lien on substantially all of the Company’s property; and there be no event of default under the credit facility. If any of the conditions to draw down is not met or waived, the Company will be unable to obtain funds under the credit facility.

The credit facility contains covenants requiring the Company to maintain certain financial ratios and comply with other financial conditions that, among other things, limit its ability to incur additional indebtedness, pay dividends, pledge assets and enter into transactions with affiliates. The financial covenants (using terms defined in the credit facility) include an interest coverage ratio of at least 2.5 to 1, a total debt to EBITDA ratio of no more than 3 to 1, a fixed charges coverage ratio of at least 1.75 to 1, a cash balance at each balance sheet date of at least US $1,750, and stockholders’ equity of at least Ps. 850,000.

If the Company fails to comply with any covenant under the credit facility in the future, there can be no assurance that the Company will be able to obtain waivers or that the lender will not accelerate amounts due under the credit facility. If the Company is unable to repay amounts due under the credit facility, the lender could proceed against the collateral securing the Company indebtedness. Such events would have a material adverse effect on Company’s business, financial condition and results of operations.

The Company is in compliance with all of its debt covenants as of December 31, 2011.

22.3	Categories of financial instruments

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the accompanying consolidated financial statements.

The Company’s principal financial assets are cash and cash equivalents disclosed in Note 5, and recoverable taxes, other receivables and broadcasting receivables as disclosed in Notes 6 and 7, respectively. The Company’s principal financial liability is long-term debt as disclosed in Note 12.

22.4	Financial risk management objectives

The Company seeks to minimize the effects of market risk (including fair value interest rate risk), credit risk and liquidity risk. No significant interest rate hedging or trading financial instruments were entered into during the periods covering the accompanying consolidated financial statements.

22.5	Market risk

The Company’s activities expose it primarily to the financial risks of changes in interest rates (see Notes 22.8 and 22.9 below) and foreign currency exchange rates (see Notes 22.6 and 22.7 below). The Company may enter into derivative financial instruments to manage its exposure to foreign currency risk.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

22.6	Foreign currency risk management

The Company is exposed to foreign exchange risk, primarily with respect to the Mexican peso and to the US dollar in respect of one of its subsidiaries whose functional currency is the US dollar. Foreign exchange risk arises from future commercial transactions and recognized monetary assets and liabilities.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	31/12/2011		31/12/2010		01/01/2010
Monetary assets
Mexican Pesos (Ps.)	Ps.	9,232	Ps.	20,097	Ps.	7,339
US dollars (US $)		660		1,623		562

Monetary liabilities
Mexican Pesos (Ps.)	Ps.	(2,665)	Ps.	-	Ps.	(405)
US dollars (US $)		(220)		-		(31)

22.7	Foreign currency sensitivity analysis

Based on the Company’s exposure to foreign currencies described in Note 22.6, which is not material, the Company´s management believes that an appreciation or depreciation of the Mexican peso compared to such foreign currencies would not cause a material impact on profit or equity.

22.8	Credit risk management

We cannot assure that the Company’s key customers will continue to purchase advertising from the Company at current levels or at all. The loss of our relationship with any one of our principal customers could have a material adverse effect on the Company results of operations.

22.9	Liquidity risk management

If the Company is unable to raise additional debt or equity, its results of operations could suffer. The Company closely monitors the maturity of its liabilities and the cash needs of its operations.

Contractual obligations consisting of long-term debt as of December 31, 2011, and the period in which the contractual obligations come due as follows.

The maturity of the long-term, its current portion and the accrued interest at December 31, 2011 is as follows:

	Effective interest rate	Less than 1 month		1-3 months		3 months to 1 year		1-3 years		Total
	%
Long-term debt	9.50	Ps.	-	Ps.	10,736	Ps.	30,000	Ps.	50,000	Ps.	90,736
Accrued interest			-		2,138		4,988		4,750		11,876

		Ps.	-	Ps.	12,874	Ps.	34,988	Ps.	54,750	Ps.	102,612

22.10	Fair value of financial instruments

22.10.1	Fair value of financial instruments carried at amortized cost

The fair value of long-term debt and its related current portion as of December, 31, 2011 is Ps. 91,387. The Company´s management considers that the carrying amounts of financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.

23.	Related party transactions

23.1	During the year, the Company entered into the following transactions with related parties:

	31/12/2011		31/12/2010
Grupo Radio México, S. A. de C. V. – other related party:
Commissions paid for sales of broadcasting services (b)	Ps.	(30,330)	Ps.	(20,861)
Gains on sale of equipment		1,043		762

Aguirre Family:
Recovery of expenses and gains on sales of equipment (a)		4,305		3,797

(a)	Relates to the personal use of goods and services that the Company acquired in barter transactions and for which they paid the Company.

(b)	On January 5, 2000, Grupo Radio Centro entered into a contract with an entity owned by Francisco Aguirre G., chairman of the board of directors of the Company, for an indefinite term pursuant to which this entity is compensated for consulting services and the sale of airtime provided to the Company by Mr. Aguirre. The Company incurred expenses under this contract totaling Ps. 4.7 million in 2011 and Ps. 4.0 million in 2010

23.2	The following balances were outstanding at the end of the reporting period:

	31/12/2011		31/12/2010		01/01/2010
Grupo Radio México, S. A. de C. V.	Ps.	1,021	Ps.	1,003	Ps.	1,003
Aguirre Family		1,904		2,775		2,441

23.3	Employee benefits provided to key members of management were as follows:

	31/12/2011		31/12/2010		01/01/2010

Short-term benefits	Ps.	24,738	Ps.	24,719	Ps.	24,727
Post-employment benefits		7,924		8,721		8,323

23.4	Major Stockholders

The Company was incorporated as Técnica de Desarrollo Publicitario, S. A. de C. V. on June 8, 1971, with its principal stockholders being members of the Aguirre family. The Company has undergone several changes in nominal ownership, but ultimate control has always remained with the Aguirre family.

As of December 31, 2011, the same seven members of the Aguirre family continue to own, in equal parts, 100% of the interests in a trust that was originally established by the Aguirre family in 1992. Under the terms of the trust, the Series A Shares held by the trust are ordinarily voted as directed by a majority of the beneficiaries of the trust.

24.	Litigation and other contingencies

24.1	Infored litigation

Through a series of transactions effected in 1995 and 1996, the Company acquired five radio stations owned by Radiodifusión RED, S.A., as well as the exclusive radio broadcasting rights to Monitor, a news and talk radio program. On December 23, 1998, the Company entered into an agreement with Infored and Mr. Gutiérrez Vivó, the principal anchor of Monitor, pursuant to which they would provide the Company with original news programs and special event productions until 2015 (the “Infored Agreement”). The Infored Agreement provided that Mr. Gutiérrez Vivó would continue as Monitor’s host until at least the end of 2003.

In May 2002, Mr. Gutiérrez Vivó and Infored initiated an arbitration proceeding pursuant to which they sought rescission of the Infored Agreement and damages. On March 1, 2004, the International Chamber of Commerce, or the ICC, notified the Company that, by majority vote of two of the three arbitrators, the ICC panel held that the Company was in breach of its contract with Infored and Mr. Gutiérrez Vivó. As a result, the contract was rescinded and Infored and Mr. Gutiérrez Vivó together were awarded a total of US $21,100 in damages, which represents the amount the Company would be required to pay under the contract after taking into account prepayments made by the Company. The Company challenged the validity of this decision in the Mexican courts and, on November 11, 2004, Civil Judge 63 of the Federal District Superior Tribunal of Justice, ruled against this decision. Infored and Mr. Gutiérrez Vivó initiated an amparo, which is an injunction on constitutional grounds or a type of proceeding used to challenge the legality of a decision under Mexican law, against the November 11, 2004 ruling.

After various amparos and other actions taken by each of the involved parties, on June 12, 2008, the Thirteenth Circuit Court, to which the case has been sent, reversed its prior decision, granted the amparo of Infored and Mr. Gutiérrez Vivó, denied the amparo of the Company, and remanded the case to Civil Judge 63 of the Federal District Superior Tribunal of Justice. On July 11, 2008, Civil Judge 63 of the Federal District Superior Tribunal of Justice ruled that the decision that initially granted the amparo to the Company was invalid. This decision of Civil Judge 63 of the Federal District Superior Tribunal of Justice did not constitute an order to pay the arbitration award, the enforcement of which remains subject to lower court review.

In August 2008, the Company challenged the aforementioned rulings, and after exhausting all legal efforts, in September 2010, the Mexican Supreme Court denied the Company’s challenges. However, the Company believes that enforcement of the arbitration award remains subject to lower court proceedings. In May 2011, Infored and Mr. Gutiérrez Vivó requested that Civil Judge 63 of the Federal District Superior Tribunal of Justice enforce the arbitration award on summary judgment. Civil Judge 63 denied summary judgment, for which reason Mr. Gutiérrez Vivó and Infored appealed such resolution through an amparo before the Sixth District Judge on Civil Matters, who, on November 10, 2011, issued a resolution denying such amparo. This resolution has been appealed again by Mr. Gutiérrez Vivó and Infored, the resolution of which is still pending.

The Company plans to continue to challenge the validity of the arbitration award in the Mexican courts. Although the Company believes it has merits to achieve a favorable outcome, if the Company is ultimately unsuccessful in challenging the enforcement of the arbitration award in Mexico, it will be required to finance any amounts due.

The Company is involved in various other legal proceedings related to the Infored and Mr. Gutiérrez Vivó transaction. In 2004, the Company and a subsidiary, along with four minority shareholders, initiated two lawsuits against Mr. Gutiérrez Vivó and Ms. María Ivonne Gutiérrez Vivó to seek rescission of the stock purchase agreement entered into as an “accessory contract” to the Infored Agreement. One case pertains to the shares of the licensee of the radio station formerly known as XEJP-AM (now XENET-AM), and the other case pertains to the shares of the licensee of the radio station formerly known as XEFAJ-AM (now XEINFO-AM).

In addition, in 2008, Mr. Gutiérrez Vivó and Infored initiated additional claims against the Company for alleged violations of labor law in connection with the Infored Agreement. In 2009, Mr. Gutiérrez Vivó and Infored initiated a civil law suit against the Company and individual members of the Aguirre family, seeking consequential damages in an amount of approximately Ps. 9.46 billion arising out of the Company’s alleged wrongful failure to pay the arbitration award. In both lawsuits, favorable resolutions have been obtained in the first instance. The Company’s management believes that these cases will ultimately be resolved in favor of the Company.

24.2	Labor contingencies

The Company is also involved in a variety of labor claims initiated by former employees between 2000 and 2004 seeking an aggregate amount of approximately Ps. 30,500. The Company has not recorded a provision for these claims, as the Company’s management believes that the cases will be resolved in favor of the Company.

24.3	Other contingencies

Other than proceedings, described above, the Company is not currently engaged in any material litigation or arbitration, and no material litigation or claim is known to the Company to be pending or threatened against the Company.

25.	Service Agreements

In order to manage the operations of XHFO-FM, S.A. de C.V. (the “XHFO Station”), Desarrollos Empresariales, S.A. de C.V. (“DESA”), a wholly-owned subsidiary of the Company entered into a Service Agreement on October 2, 1995 with the XHFO Station and with Comercializadora Siete de México, S.A. de C.V. (“Comercializadora”). Under the terms of this agreement, DESA was granted the right to sell the XHFO Station’s airtime in exchange for providing operating and administrative services to Comercializadora and to the XHFO Station.

On December 30, 1998, a rights transfer agreement was signed in which Grupo Radio Centro replaced DESA as the operator of the XHFO Station. Beginning in January 1999, various amendments were entered made to the arrangement. The most recent amendment was entered into on October 16, 2008, and is effective from January 3, 2009 to January 2, 2014. Beginning in March 2010, this amendment provides for a variable fee paid by the Company to Comercializadora Siete de México, S.A. de C.V., based upon year-to-year airtime revenue increases. The resulting increase in Mexican pesos is translated into US dollars, which amount is used to compute the percentage increase. Such percentage increase determines the amount of the variable consideration based on rates included in the amended agreement. The variable consideration is determined based on activity from March of the year when the comparison is performed, to February of the following year.

26.	Agreement with Emmis Communications Corporation

On April 3, 2009, a Local Programming and Marketing Agreement (the “LMA”) concerning the programming and marketing for a radio station with the call letters KXOS-FM that operates on a frequency of 93.9 FM (the “KXOS Station”) in Los Angeles, California, United States of America, was entered into between GRC-LA and Emmis Communications Corporation and its subsidiaries: KMVN, LLC, which is the owner of the KXOS Station assets), and KMVN License, LLC, which owns the FCC licenses. Under the terms of the LMA, Emmis owns and operates the KXOS Station, while GRC-LA provides broadcasting programming. GRC-LA pays Emmis a fee of US $7,000 per year plus expenses incurred by Emmis with respect to the KXOS Station. Additionally, the GRC-LA agreed to advance US $14,000 (approximately Ps. 200,000) for the first two years of such fees. The Company financed the advance payment by means of a loan in the amount of Ps. 200,000, as discussed in Note 17.

As part of the LMA, a Put and Call Agreement was entered into that grants GRC-LA an option to purchase the KXOS Station’s assets and provides Emmis the option to require to GRC-LA to purchase the KXOS Station’s assets. The term of the put option grants GRC-LA the right to purchase from April 16, 2009 to April 15, 2016. The term of the call option grants Emmis the right to require purchase from April 15, 2015 to April 14, 2016. Both the put and call can be exercised at a price of US $110,000. If at the option exercise date, GRC-LA is not qualified to own the KXOS Station in the United States pursuant to regulatory guidelines in the United States, it may assign the Option Agreement to a third party who is qualified for this purpose.

The Company accounts for the effects of this transaction as an operating lease.

In connection with the LMA and the Option Agreement, a pledge agreement and a security agreement were signed by Emmis in favor of Grupo Radio Centro and GRC-LA. These agreements grant guarantees and collateral pledges of all the fixed assets of Emmis that are used or held for use in the operation of the KXOS Station, for compliance with the aforementioned agreements.

27.	Segment information

Company management has determined that it has two reportable segments, represented by the geographical regions in which it operates: Mexico, which is the Company’s country of residence and where it conducts its main operations, and the United States of America (“USA”) through its subsidiary GRC-LA. This subsidiary’s principal line of business is to operate the radio station KXOS-FM that broadcasts at 93.3 FM in Los Angeles, California and whose revenues are driven by broadcasting advertisements.

27.1	Financial information related to the Company’s reportable segments are as follows:

	31/12/2011
	Mexico	USA	Intersegment eliminations	Total segments

Revenues from external customers	920,660	67,938	-	988,598
Interest income	20	-	-	20
Interest expense	17,854	32	-	17,886
Depreciation and amortization	24,541	426	-	24,967
Profit (loss) before income taxes	252,682	(101,425)	-	151,257
Total assets	1,751,019	25,903	-	1,776,922
Total liabilities	363,993	4,902	(506)	368,389

	31/12/2010

	Mexico	USA	Intersegment eliminations	Total segments

Revenues from external customers	843,900	64,025	-	907,925
Interest income	446	-	-	446
Interest expense	26,345	-	-	26,345
Depreciation and amortization	23,861	-	-	23,861
Profit (loss) before income taxes	201,370	(107,456)	-	93,914
Total Assets	1,726,881	44,708	-	1,771,589
Total liabilities	493,376	2,952	(242)	496,086

27.2	Products and services from which reportable segments derive their revenues

The Company derives its revenues from external customers entirely from its broadcasting business.

27.3	Information about major customers

Included in broadcasting revenues are sales for approximately Ps. 108,697 and Ps. 120,065 for the years ended December 31, 2011 and 2010, respectively, which represented sales to the Company’s largest customer. No other single customers contributed 10% or more to the Company’s consolidated revenue for both 2011 and 2010.

28.	Explanation of transition to IFRS

As discussed in Note 2, the Company’s consolidated financial statements for the year ended December 31, 2011 are its first annual financial statements that comply with IFRS, with a transition date of January 1, 2010. Previously, these financial statements were prepared in accordance with MFRS, which differ in certain respects from IFRS.

As part of the adoption of IFRS, the Company applied IFRS 1, which generally requires retrospective application of all standards, except for certain mandatory exceptions and other voluntary exemptions from retrospective application.

The mandatory exception to retrospective application of IFRS applicable to the Company is with respect to accounting estimates. Accounting estimates made under MFRS in the years ended December 31, 2011 and 2010 are consistent with estimates under IFRS made for the same periods and are thus not retrospectively modified.

With respect to optional exemptions to retrospective application, the Company elected to apply the exemptions related to business combinations, employee benefits and foreign currency translation and the use of deemed cost for its property and equipment as follows:

•	Business combinations under IFRS 3 (2008) – The Company chose to apply IFRS 3 (2008) as of its transition date to IFRS; therefore, business combinations effected prior to such date were not accounted for under IFRS 3 (2008). As part of the IFRS adoption process, the Company decided not to remove the cumulative effects of inflation in goodwill and use as its deemed cost its previous value under MFRS.

•	Employee Benefits – The Company, elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS. The Company applied this exception to all of its defined benefit plans.

•	The Company elected to set the cumulative translation effects from all foreign operations to zero as of its date of transition and will account for such effects prospectively.

•	The Company elected to use the deemed cost exemption for its property and equipment. Accordingly, the cost of property and equipment represents depreciated cost in accordance with IFRS adjusted to reflect changes in the Mexican consumer price index.

28.1	Effects and notes to the effects of IFRS adoption for the consolidated statements of financial position

a)	The IFRS adjustments were as follows:
	31/12/2010		01/01/2010

Total equity under MFRS	Ps.	1,290,552	Ps.	1,356,479
i. Employee benefits		6,929		7,736
ii. Deferred income tax impacts		(1,940)		(2,166)

Total equity under IFRS	Ps.	1,295,541	Ps.	1,362,049

b)	Notes to the effects of IFRS adoption:

i.	Under MRFS, actuarial gains and losses were deferred and amortized using the corridor approach. Prior service cost was deferred and amortized over the remaining service life of the employees. The Company, elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS (January 1, 2010). The Company applied this exception to all of its defined benefit plans. The Company early adopted the 2011 amendments to IAS 19 at the date of transition; therefore all actuarial gains and losses are recognized immediately in other comprehensive income. Also, under the 2011 amendments to IAS 19, past service cost is recognized immediately in profit or loss. Upon adoption of the 2011 amendments to IAS 19, unamortized prior service cost was recognized immediately through retained earnings.

ii.	The Company recalculated and recognized deferred income taxes in accordance with IAS 12, Income Taxes, using the adjusted carrying amounts of assets and liabilities under IFRS.

28.2	Effects and notes to the effects of IFRS adoption for the consolidated statements of comprehensive income:

a)	The IFRS effects were as follows:

	31/12/2010

Net profit under MFRS	Ps.	60,410
Other comprehensive income under MFRS		(6,473)
Total comprehensive income under MFRS		53,937
i Broadcasting expenses		(12,721)
i Net actuarial gains and losses for the year		8,578
ii Income taxes		3,562

Total comprehensive income under IFRS	Ps.	53,356

b)	Notes to the effects of IFRS adoption:

i.	The Company adopted the 2011 amendments to IAS 19 at the date of transition; therefore all actuarial gains and losses are recognized immediately in other comprehensive income. Also, under the 2011 amendments to IAS 19, past service cost is recognized immediately in profit or loss. Upon adoption of the 2011 amendments to IAS 19 unamortized prior service cost was recognized immediately through retained earnings. Under the 2011 amendments to IAS 19 the net cost for the year for the defined benefit plans differs from the previously recognized amounts.

ii.	The Company recalculated and recognized deferred income taxes in accordance with IAS 12, Income Taxes, using the adjusted carrying amounts of assets and liabilities under IFRS.

c)	Presentation differences exist between IFRS and MFRS. Accordingly, the presentation of certain balances and amounts in the accompanying consolidated statement of financial position as of December 31, 2010 and the consolidated statement of comprehensive income for the year then ended, under IFRS, differ from that previously reported under MFRS.

29.	Financial statements issuance authorization

On February 15, 2012, the issuance of the consolidated financial statements was authorized by C. P. Pedro Beltrán Nasr, the Company’s Chief Financial Officer. These consolidated financial statements are subject to the approval at the General Ordinary Stockholders’ Meeting, at which the stockholders may decide to modify such consolidated financial statements according to the Mexican General Corporate Law.

30.	Subsequent events

On April 13, 2012, the Company entered into an amendment to the call and put option agreement with Emmis (described in Note 26) that effectively gives certain qualified designees of the Company which are entities controlled by certain children of certain members of the Aguirre family who are U.S. citizens, the right to purchase the KXOS-FM station assets for US $85,500 provided that the purchase closes on or before March 27, 2013 or in certain circumstances related to the timing of the FCC approval, an earlier date. The LMA will remain in effect until the closing of the purchase. In connection with this amendment, the qualified designees have exercised the call option, the consummation of which is subject to certain closing conditions, including a financing condition and FCC approval (for which transfer applications have been filed). If the closing does not occur on or before March 27, 2013 or such earlier date (if applicable), the LMA will continue to remain in effect, the call option exercised by the qualified designees will terminate and the amendments to the call and put option agreement set forth in the amendment will be deemed null and void (i.e., the purchase price for the KXOS-FM station assets will revert to US $110,000).

* * * * * *

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2012

GRUPO RADIO CENTRO, S.A.B. de C.V.

By:	/s/ Pedro Beltrán Nasr
Pedro Beltrán Nasr
Chief Financial Officer